Filed pursuant to Rule 424(b)(3)
Registration No. 333-248487

PROPOSED BUSINESS COMBINATION

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Spring Bank Pharmaceuticals, Inc.:

Spring Bank Pharmaceuticals, Inc. (“Spring Bank”), F-star Therapeutics Limited (“F-star”) and certain holders of issued and outstanding capital shares and convertible loan notes of F-star (each a “Seller”; collectively with holders of F-star securities who subsequently become parties to the Exchange Agreement, the “Sellers”) have entered into a share exchange agreement (the “Exchange Agreement”), pursuant to which Spring Bank will acquire the entire issued and outstanding share capital of F-star (the “Exchange”). The combined company, operating under the name F-star Therapeutics, Inc., will seek to advance F-star’s immuno-oncology pipeline of multiple tetravalent bispecific antibody programs, as well as Spring Bank’s STING (STimulator of INterferon Gene) agonist, SB 11285, currently in a Phase 1a/1b clinical trial.

At the closing of the Exchange (the “Closing”), each ordinary share of F-star will be sold to Spring Bank in exchange for a number of shares of Spring Bank common stock based on the exchange ratio formula in the Exchange Agreement (the “Exchange Ratio”), rounded down to the nearest whole share of Spring Bank common stock after aggregating all fractional shares issuable to each Seller. The Exchange Agreement provides that the Exchange Ratio will be adjusted (i) to the extent that Spring Bank’s expected net cash as of Closing is less than $15.0 million or greater than $17.0 million, (ii) to the extent that F-star does not raise at least $25.0 million in the Pre-Closing Financing (as defined below) at a pre-money valuation, or the valuation of F-star prior to receiving any proceeds from the Pre-Closing Financing, of at least $35.0 million, and (iii) to account for the actual proceeds raised in the Pre-Closing Financing. Because the Closing will occur after September 30, 2020, the $15.0 million and $17.0 million thresholds will each be reduced by $250,000 on October 30, 2020 and on the last day of each 30-day period thereafter until the Closing occurs. The parties currently expect the Closing to occur on or about November 20, 2020. F-star currently expects to raise $15.0 million in the Pre-Closing Financing, and Spring Bank currently expects to have net cash of approximately $13.0 million at Closing. The assumed valuations and Exchange Ratio may change, resulting in adjustments to the Exchange Ratio that are described further in the enclosed proxy statement/prospectus.

Immediately following the Closing and assuming an Exchange Ratio of 0.4277 (which assumes both that Spring Bank will have net cash of $13.0 million at Closing, the $15.0 million and $17.0 million thresholds will each be reduced by $250,000 on October 30, 2020, and that F-star raises $15.0 million in the Pre-Closing Financing), the Spring Bank securityholders and the holders of F-star’s share capital (including all F-star shares issued in connection with the F-star Note Conversion, the F-star Share Conversion (each as defined below) and Pre-Closing Financing) are expected to own approximately 47.5% and 52.5%, respectively, of the outstanding capital stock of the combined company.

Concurrently with the execution of the Exchange Agreement, certain existing investors of F-star, pursuant to binding equity commitment letters by and between each investor and F-star, agreed to purchase ordinary shares of F-star in a private placement to occur immediately prior to the Closing (the “Pre-Closing Financing”). F-star may continue to seek additional commitments in the Pre-Closing Financing until 11:59 p.m., Eastern time on the 10th day prior to the Special Meeting (as defined below).

F-star’s issued share capital currently consists of ordinary shares, Seed Preference Shares and Series A Preference Shares. Immediately prior to the Closing, the Seed Preference Shares and Series A Preference Shares will be converted into F-star ordinary shares (the “F-star Share Conversion”). Additionally, pursuant to the terms of the Exchange Agreement and immediately prior to the Closing, all issued and outstanding F-star convertible loan notes will convert into F-star ordinary shares (the “F-star Note Conversion”).

All unvested issued and outstanding Spring Bank options and restricted stock units will be accelerated and vested in full immediately prior to the Closing and, following this acceleration, each option that has not previously been exercised will expire on the date of the Closing. All issued and outstanding F-star share options granted under F-star’s legacy equity incentive plans will become exercisable in full immediately prior to the Closing. Upon the Closing, all holders of share options and restricted stock units granted by F-star under the F-star Therapeutics Limited 2019 Equity Incentive Plan will have those awards replaced by options and awards, on the same terms (including vesting), for Spring Bank common stock, based on the Exchange Ratio.

Shares of Spring Bank common stock are currently listed on the Nasdaq Capital Market under the symbol “SBPH”. Spring Bank intends to file an initial listing application with the Nasdaq Capital Market pursuant to Nasdaq’s rules for companies conducting a business combination that results in a change of control. Upon completion of the Exchange, Spring Bank will be renamed “F-star Therapeutics, Inc.” and expects its common stock to trade on the Nasdaq Capital Market under the symbol “FSTX.” On October 19, 2020, the date of this proxy statement/prospectus, the closing sale price of Spring Bank common stock was $1.40 per share. This closing sale price is not necessarily indicative of the price at which the common stock of the combined company will trade after the Closing.

Spring Bank is holding a special meeting of stockholders (the “Special Meeting”) via live audio webcast to seek the stockholder approvals necessary to complete the Exchange and related matters. You will be able to attend the virtual Special Meeting, vote and submit your questions during the Special Meeting by visiting www.virtualshareholdermeeting.com/SBPH2020SM. You will not be able to attend the virtual Special Meeting in person. At the Special Meeting, which will be held at 9:00 a.m., Eastern time, on Thursday, November 19, 2020, unless postponed or adjourned to a later date, Spring Bank will ask its stockholders to:

1.

approve the issuance of Spring Bank common stock to the holders of F-star share capital in the Exchange, including holders who purchase ordinary shares of F-star in the Pre-Closing Financing, in accordance with the terms of Exchange Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, in an amount representing more than 20% of the shares of Spring Bank common stock outstanding immediately prior to the Exchange, which will also constitute stockholder approval of a change of control of Spring Bank, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.

approve an amendment to Spring Bank’s amended and restated certificate of incorporation effecting a reverse stock split of Spring Bank common stock at a ratio mutually agreed to between Spring Bank and F-star in the range of one new share for every three (3) shares to one new share for every seven (7) shares outstanding (or any number in between);

3.

approve an amendment to Spring Bank’s amended and restated certificate of incorporation changing Spring Bank’s corporate name from “Spring Bank Pharmaceuticals, Inc.” to “F-star Therapeutics, Inc.” effective upon the Closing;

4.	approve a postponement or adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 or 3; and

5.	consider such other business as may properly come before the stockholders at the Special Meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus, each of the officers and directors and certain stockholders of Spring Bank, holding, in the aggregate, approximately 7.8% of the outstanding Spring Bank common stock as of September 30, 2020, have entered into voting agreements with F-star, whereby such stockholders have agreed to vote in favor of the proposals described above.

After careful consideration, the board of directors of Spring Bank has (i) determined that the Exchange is fair to, advisable and in the best interests of Spring Bank and its stockholders, and (ii) approved and declared advisable the Exchange Agreement and the transactions contemplated thereby. Spring Bank’s Board of Directors unanimously recommends that its stockholders vote “FOR” Proposal Nos. 1, 2, 3 and 4 described in this proxy statement/prospectus.

More information about Spring Bank, F-star and the Exchange is contained in this proxy statement/prospectus. We urge you to read this proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION TITLED “RISK FACTORS” IN THIS PROXY STATEMENT/PROSPECTUS.

We hope you will be able to attend the virtual Special Meeting. Even if you plan to attend the virtual Special Meeting, Spring Bank requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Special Meeting if you are unable to attend. You may also vote over the internet as well as by telephone or by mail.

We are excited about the opportunities the Exchange brings to both Spring Bank’s and F-star’s respective stockholders, and thank you for your consideration and continued support.

Martin Driscoll	Eliot Forster
President and Chief Executive Officer	Chief Executive Officer
Spring Bank Pharmaceuticals, Inc.	F-star Therapeutics Limited

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated October 19, 2020, and is first being mailed to Spring Bank’s stockholders on or about October 21, 2020.

SPRING BANK PHARMACEUTICALS, INC.

35 Parkwood Drive, Suite 210

Hopkinton, MA

(508) 473-5993

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON THURSDAY, NOVEMBER 19, 2020

Dear Stockholders of Spring Bank Pharmaceuticals, Inc.:

On behalf of the board of directors (the “Spring Bank Board”) of Spring Bank Pharmaceuticals, Inc., a Delaware corporation (“Spring Bank”), we are pleased to deliver this proxy statement/prospectus for the proposed business combination between Spring Bank and F-star Therapeutics Limited, a private company registered in England and Wales (“F-star”), pursuant to which Spring Bank will acquire the entire issued and outstanding share capital of F-star (the “Exchange”). The Special Meeting of stockholders of Spring Bank (the “Special Meeting”) will be held via live audio webcast on the internet at www.virtualshareholdermeeting.com/SBPH2020SM on Thursday, November 19, 2020, at 9:00 a.m., Eastern time, for the following purposes:

1.

To approve the issuance of Spring Bank common stock to the holders of F-star share capital in the Exchange, including holders who purchase ordinary shares of F-star in the Pre-Closing Financing (as defined in this proxy statement/prospectus) in accordance with the terms of a Share Exchange Agreement (the “Exchange Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex A, in an amount representing more than 20% of the shares of Spring Bank common stock outstanding immediately prior to the Exchange, which shall also constitute stockholder approval of a change of control of Spring Bank, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

2.

To approve an amendment to Spring Bank’s amended and restated certificate of incorporation to effect a reverse split of all outstanding shares of the Spring Bank common stock at a reverse stock split ratio as mutually agreed to by Spring Bank and F-star in the range of one new share for every three (3) shares to one new share for every seven (7) shares outstanding (or any number in between), in the form attached as Annex C to this proxy statement/prospectus.

3.

To approve an amendment to Spring Bank’s amended and restated certificate of incorporation to change the corporate name of Spring Bank from “Spring Bank Pharmaceuticals, Inc.” to “F-star Therapeutics, Inc.” effective upon the closing of the Exchange in the form attached as Annex D to this proxy statement/prospectus.

4.	To approve a postponement or adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 or 3.

5.	To transact such other business as may properly come before the stockholders at the Special Meeting or any adjournment or postponement thereof.

The Spring Bank Board has fixed October 7, 2020, as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and any postponement or adjournment thereof. Only holders of record of shares of Spring Bank’s common stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting. At the close of business on the Record Date, there were 17,267,202 shares of Spring Bank’s common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter is required for approval of Proposal Nos. 1 and 4. The affirmative vote of the holders of a majority of shares of Spring Bank’s common stock having voting power outstanding on the Record Date for the Special Meeting is required for approval of Proposal Nos. 2 and 3. The approval of Proposal Nos. 1, 2 and 3 is a condition of the Exchange Agreement. Therefore, the Exchange cannot be consummated without the approval of Proposal Nos. 1, 2 and 3. Proposal No. 3 is conditioned upon the consummation of the Exchange Agreement. If the Exchange is not completed, Proposal No. 3 will not be implemented, and Spring Bank’s name will not be changed. Even if you plan to attend the virtual Special Meeting, Spring Bank requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Special Meeting if you are unable to attend. You may also vote over the internet as well as by telephone or by mail.

By Order of Spring Bank’s Board of Directors,

Martin Driscoll

Spring Bank Pharmaceuticals, Inc.

Hopkinton, Massachusetts

October 19, 2020

THE SPRING BANK BOARD HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, SPRING BANK AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE SPRING BANK BOARD UNANIMOUSLY RECOMMENDS THAT SPRING BANK STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Spring Bank that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting Spring Bank’s Corporate Secretary at Spring Bank Pharmaceuticals, Inc., 35 Parkwood Drive, Suite 210, Hopkinton, MA 01748 or by calling (508) 473-5993.

You may also request additional copies from Spring Bank’s proxy solicitor using the following contact information:

The Proxy Advisory Group, LLC

18 East 41st Street, Suite 2000

New York, New York 10017

1-212-616-2181

To ensure timely delivery of these documents, any request should be made no later than November 5, 2020, to receive them before the Special Meeting of Spring Bank stockholders.

For additional details about where you can find information about Spring Bank, see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

i

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The following section provides answers to frequently asked questions about the Exchange (as defined below). This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the Exchange?

A:

On July 29, 2020, Spring Bank Pharmaceuticals, Inc. (“Spring Bank”), F-star Therapeutics Limited (“F-star”) and certain holders of issued and outstanding capital shares and convertible loan notes of F-star (each a “Seller”; collectively with holders of F-star securities who subsequently become parties thereto, the “Sellers”) entered into a share exchange agreement (the “Exchange Agreement”). The Exchange Agreement contains the terms and conditions of the proposed business combination of Spring Bank and F-star. Under the Exchange Agreement, Spring Bank will acquire the entire issued and outstanding share capital of F-star (including all shares issuable in connection with the F-star Note Conversion, Pre-Closing Financing and F-star Share Conversion (in each case, as defined below)) (the “Exchange”).

F-star’s issued share capital currently consists of ordinary shares, Seed Preference Shares and Series A Preference Shares. Immediately prior to the closing of the Exchange (the “Closing”), the Seed Preference Shares and Series A Preference Shares will be converted into F-star ordinary shares (the “F-star Share Conversion”). Additionally, pursuant to the terms of the Exchange Agreement and immediately prior to the Closing, all issued and outstanding F-star convertible loan notes will convert into F-star ordinary shares (the “F-star Note Conversion”).

The Exchange Agreement provides that the Exchange Ratio will be adjusted, and the respective ownership percentages for F-star and Spring Bank stockholders will change, (i) to the extent that Spring Bank’s expected net cash as of Closing is less than $15.0 million or greater than $17.0 million, (ii) to the extent that F-star does not raise at least $25.0 million in the Pre-Closing Financing at a pre-money valuation (or the valuation of F-star prior to receiving any proceeds from the Pre-Closing Financing) of at least $35.0 million, and (iii) to account for the actual proceeds raised in the Pre-Closing Financing. The Exchange Agreement further provides that if the Closing occurs after September 30, 2020, the $15.0 million and $17.0 million thresholds noted above will each be reduced by $250,000 on October 30, 2020 and on the last day of each 30-day period thereafter until the Closing occurs. The parties currently expect the Closing to occur on or about November 20, 2020. F-star currently expects to raise $15.0 million in the Pre-Closing Financing, and Spring Bank currently expects to have net cash of approximately $13.0 million at Closing.

Immediately following the Closing and assuming an Exchange Ratio of 0.4277 (which assumes that Spring Bank will have net cash of $13.0 million at Closing, the $15.0 million and $17.0 million net cash thresholds will each be reduced by $250,000 on October 30, 2020, and that F-star raises $15.0 million in the Pre-Closing Financing), the Spring Bank securityholders and holders of F-star’s share capital (including all F-star shares issued in connection with the F-star Note Conversion, the F-star Share Conversion and Pre-Closing Financing) are expected to own approximately 47.5% and 52.5%, respectively, of the outstanding capital stock of the combined company. The assumed valuations and Exchange Ratio may change, resulting in adjustments to the Exchange Ratio that are described further in this proxy statement/prospectus.

Effective as of the Closing, and assuming Spring Bank’s Stockholders approve Proposal No. 3, Spring Bank will change its corporate name to “F-star Therapeutics, Inc.” as required by the Exchange Agreement.

Q:	What will happen to Spring Bank if, for any reason, the Exchange does not close?

A:

If, for any reason, the Exchange does not close, the board of directors of Spring Bank (the “Spring Bank Board”) may elect to, among other things, continue to operate the business of Spring Bank, attempt to complete another strategic transaction like the Exchange, sell or otherwise dispose of the various assets of Spring Bank or dissolve or liquidate the company. If the Spring Bank Board decides to dissolve and liquidate Spring Bank’s assets, Spring Bank would be required to wind down its clinical trials, pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. This would be a lengthy and uncertain process, and there can be no assurances as to the amount or timing of available cash, if any, that would be left to distribute to Spring Bank stockholders after paying the debts and other obligations of Spring Bank and setting aside funds for reserves.

Q:	Why are the two companies proposing to combine?

A:

F-star and Spring Bank believe that the Exchange will result in a publicly listed company seeking to advance F-star’s clinical and preclinical immuno-oncology pipeline of multiple tetravalent bispecific antibody programs, as well as Spring Bank’s STING (STimulator of INterferon Gene) agonist, SB 11285, currently in a Phase 1a/1b clinical trial. For a discussion of Spring Bank’s and F-star’s reasons for the Exchange, see the section titled “The Exchange—Spring Bank Reasons for the Exchange” and “The Exchange—F-star Reasons for the Exchange” in this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because you have been identified as a Spring Bank stockholder as of the Record Date (as defined below), and you are entitled to vote at the Special Meeting to approve the transactions contemplated by the Exchange Agreement, including the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement. This document serves as:

•	a proxy statement of Spring Bank used to solicit proxies for the Special Meeting; and

•	a prospectus of Spring Bank used to offer shares of Spring Bank common stock in exchange for F-star share capital in the Exchange to F-star securityholders.

Q:	What is required to consummate the Exchange?

A:

To consummate the Exchange, Spring Bank stockholders must approve the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement (Proposal No. 1), approve and adopt the amendment to the amended and restated certificate of incorporation of Spring Bank effecting a reverse stock split at a ratio as mutually agreed to by Spring Bank and F-star in the range of one new share for every three (3) shares to one new share for every seven (7) shares outstanding (the “Reverse Stock Split”) (Proposal No. 2) and approve and adopt an amendment to the amended and restated certificate of incorporation of Spring Bank to change the corporate name of Spring Bank from “Spring Bank Pharmaceuticals, Inc.” to “F-star Therapeutics, Inc.” effective as of the Closing (the “Spring Bank Name Change”) (Proposal No. 3).

The approval of the issuance of Spring Bank common stock pursuant to the Exchange Agreement (Proposal No. 1) by the Spring Bank stockholders requires the affirmative vote of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter. The approval of the amendments to the amended and restated certificate of incorporation of Spring Bank to effect the Reverse Stock Split (Proposal No. 2) and the Spring Bank Name Change (Proposal No. 3) require the affirmative vote of the holders of a majority of shares of Spring Bank common stock having voting power outstanding on October 7, 2020 (the “Record Date”). The approval of the Reverse Stock Split (Proposal No. 2) and Spring Bank Name Change (Proposal No. 3) is a condition to closing under the Exchange Agreement. Consequently, if the requisite Spring Bank stockholders approve the Exchange and the issuance of Spring Bank common stock pursuant to the Exchange Agreement but do not approve the Reverse Stock Split or the Spring Bank Name Change, the Exchange will not be consummated.

The Spring Bank Name Change (Proposal No. 3) is a condition to Closing under the Exchange Agreement. If the Exchange is not completed, Proposal No. 3 will not be implemented, and Spring Bank’s name will not be changed. The Reverse Stock Split (Proposal No. 2) is not conditioned upon the consummation of the Exchange, and the Reverse Stock Split may be implemented by the Spring Bank Board even if the Exchange does not take place.

The presence at the Special Meeting of the holders of a majority in voting power of all outstanding shares of Spring Bank common stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are represented at the Special Meeting abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

Votes will be counted by the inspector of election appointed for the Special Meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will not be considered votes cast by the holders of all the shares of Spring Bank common stock represented at the Special Meeting and voting affirmatively or negatively, and will therefore not have any effect with respect to Proposal No. 1. Abstentions will have the same effect as a vote “AGAINST” Proposal Nos. 2 and 3. Abstentions will not have any effect with respect to Proposal No. 4.

As of September 30, 2020, certain Spring Bank stockholders who in the aggregate own approximately 7.8% of the outstanding shares of Spring Bank common stock, have entered into Voting Agreements (as defined below) with Spring Bank and F-star, whereby such stockholders have agreed to vote their shares in favor of the Proposals described above.

For a more complete description of the closing conditions under the Exchange Agreement, Spring Bank urges you to read the section titled “The Exchange Agreement—Conditions to the Completion of the Exchange” in this proxy statement/prospectus.

Q:	What will F-star Securityholders receive in the Exchange?

A:

Immediately after the consummation of the Exchange, the holders of F-star share capital (including all F-star shares issued in connection with the F-star Note Conversion, the F-star Share Conversion and Pre-Closing Financing) will receive shares of Spring Bank common stock equal to the Exchange Ratio for each F-star ordinary share held immediately prior to the Closing. Immediately following the Closing and assuming an Exchange Ratio of 0.4277 (which assumes that Spring Bank will have net cash of $13.0 million at Closing, that F-star raises $15.0 million in the Pre-Closing Financing and that the Closing occurs on or about November 20, 2020), the F-star securityholders are expected to own approximately 52.5% of the outstanding capital stock of the combined company, which is subject to adjustment as described in the section titled “The Exchange Agreement — Transaction Consideration and Adjustment.”

All issued and outstanding F-star share options granted under its three legacy equity incentive plans are currently exercisable, and prior to the Closing, the holders of F-star Legacy Options will be notified by the F-star Board of Directors that they may exercise their F-star Legacy Options conditional upon and effective at the Closing. All holders of share options and restricted stock units granted by F-star under the F-star 2019 Equity Incentive Plan will have those awards replaced by options and awards on the same terms (including vesting) for Spring Bank common stock, based on the Exchange Ratio.

For a more complete description of what holders of F-star share capital will receive in the Exchange, see the section titled “The Exchange Agreement—Exchange Consideration” in this proxy statement/prospectus.

Q:	What will Spring Bank stockholders receive in the Exchange?

A:

At the Closing, Spring Bank stockholders will continue to own and hold their existing shares of Spring Bank common stock. Immediately following the Closing and assuming an Exchange Ratio of 0.4277 (which assumes that Spring Bank will have net cash of $13.0 million at Closing, that F-star raises $15.0 million in the Pre-Closing Financing and that the Closing occurs on or about November 20, 2020), the Spring Bank securityholders are expected to own approximately 47.5% of the outstanding capital stock of the combined company, which is subject to adjustment as described in the section titled “The Exchange Agreement—Transaction Consideration and Adjustment.”

All unvested issued and outstanding Spring Bank options and restricted stock units will be accelerated and vested in full immediately prior to the Closing and, following this acceleration, each option that has not previously been exercised will expire on the date of the Closing.

In addition, Spring Bank stockholders will receive two separate and distinct contingent value rights (“CVRs”) for each share of Spring Bank common stock held of record as of immediately prior to the Closing. The CVRs will represent the rights to receive cash payments in connection with (i) certain transactions involving Spring Bank’s proprietary STING agonist compound (the “STING Agonist CVR Agreement”) and (ii) certain other transactions involving Spring Bank’s proprietary STING antagonist compound (the “STING Antagonist CVR Agreement”).

Pursuant to the Exchange Agreement and the STING Agonist CVR Agreement, each share of Spring Bank common stock held by Spring Bank stockholders as of a record date immediately prior to the Closing will receive a dividend of one CVR entitling such holders to receive, in connection with certain transactions involving Spring Bank’s proprietary STimulator of INterferon Genes (STING) agonist compound occurring on or prior to an agreed-upon expiration date, an aggregate amount equal to the greater of (i) 25% of the Net Proceeds received from all STING Agonist CVR Transactions (each as defined in the STING Agonist CVR Agreement) and (ii) up to an aggregate amount of $18.0 million, the product of $1.00 (as adjusted for the Reverse Stock Split, to the extent applicable) and the total number of shares of Spring Bank common stock outstanding as of such record date.

Pursuant to the Exchange Agreement and the STING Antagonist CVR Agreement, each share of Spring Bank common stock held by Spring Bank stockholders as of a record date immediately prior to the Closing will receive a dividend of one CVR entitling such holders to receive, in connection with the execution of a potential development agreement (the “Approved Development Agreement”) and certain other transactions involving Spring Bank’s proprietary STING antagonist compound occurring during the seven-year period after the Closing, an amount equal to 80% of all Net Proceeds (each as defined in the STING Antagonist CVR Agreement) received by Spring Bank after the Closing pursuant to (i) the Approved Development Agreement, if any, and (ii) all STING Antagonist CVR Transactions (as defined in the STING Antagonist CVR Agreement) entered into during the seven-year period after the Closing. While Spring Bank continues to engage with third parties about a potential sale or licensing transaction involving Spring Bank’s preclinical STING antagonist program, as of the date of this proxy statement/prospectus, Spring Bank no longer anticipates that it will enter into the Approved Development Agreement referred to in the Exchange Agreement and the STING Antagonist CVR Agreement.

See the section titled “Agreements Related to the Exchange—Contingent Value Rights Agreements” in this proxy statement/prospectus.

Q:	Who will be the directors of the combined company following the Exchange?

A:

Following the Closing, the board of directors of the combined company will include a total of eight directors, three of whom will be current directors of Spring Bank and five of whom will be designated by F-star. It is anticipated that, following the Closing, the board of directors of the combined company will be constituted as follows:

Name	Current Principal Affiliation
Eliot Forster, Ph.D.	Director and Chief Executive Officer, F-star
Nessan Bermingham, Ph.D.	Director, F-star
Edward Benz, Jr., M.D.	Director, F-star
Geoffrey Race	Director, F-star
Patrick Krol	Director, F-star
David Arkowitz	Director, Spring Bank
Todd Brady, M.D., Ph.D.	Director, Spring Bank
Pamela Klein, M.D.	Director, Spring Bank

Q:	Who will be the executive officers of the combined company immediately following the Exchange?

A:	Immediately following the Closing, the executive management team of the combined company is expected to be as follows:

Name	Title
Eliot Forster, Ph.D.	President, Chief Executive Officer and Director
Darlene Deptula-Hicks	Chief Financial Officer and Treasurer
Neil Brewis, Ph.D.	Chief Scientific Officer
Louis Kayitalire, M.D.	Chief Medical Officer

Q:	What are the material U.S. federal income tax consequences of the Exchange to U.S. Holders?

A:

Spring Bank and F-star intend to treat the Exchange as constituting a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (a “B-Reorganization”). As further described in the section titled “The Exchange—Material U.S. Federal Income Tax Consequences of the Exchange to U.S. Holders” in this proxy statement/prospectus, whether the Exchange constitutes a B-Reorganization is uncertain. Assuming the Exchange constitutes a B-Reorganization, subject to the limitations and qualifications further described in the above referenced section of this proxy statement/prospectus, U.S. Holders (as defined in the above referenced section of this proxy statement/prospectus) of F-star shares generally should not recognize gain or loss for U.S. federal income tax purposes in connection with the Exchange.

If the Exchange is not treated as a B-Reorganization, then, subject to the limitations and qualifications described in the above referenced section of this proxy statement/prospectus, each U.S. Holder of F-star share capital will generally recognize capital gain or loss, for U.S. federal income tax purposes, on the receipt of shares of Spring Bank common stock issued to such U.S. Holder in the Exchange. The U.S. federal income tax consequences to each U.S. Holder of F-star share capital will depend on that stockholder’s particular circumstances. Each U.S. Holder of F-star share capital should consult with his, her or its tax advisor for a full understanding of the tax consequences of the Exchange to that stockholder.

There are no material U.S. federal income tax consequences of the Exchange to U.S. Holders of Spring Bank common stock.

Q:	What are the material U.S. federal income tax consequences of the receipt of two CVRs and the Reverse Stock Split to U.S. Holders?

A:

Spring Bank intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Accordingly, absent a change in law requiring otherwise, Spring Bank will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment (if any) on the CVRs as a distribution by Spring Bank for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of Spring Bank’s current or accumulated earnings and profits in the year in which such payment is made. However, as further described in the in the section titled “Agreements Related to the Share Exchange—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs to U.S. Holders” in this proxy statement/prospectus, there is substantial uncertainty as to the U.S. federal income tax treatment of the issuance of CVRs. Specifically, there is no authority directly addressing whether the issuance of contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to the Spring Bank’s common stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Applicable U.S. Treasury regulations provide that “open transaction” treatment is only available in those “rare and extraordinary cases” involving contingent payment obligations in which the “fair market value of the obligation cannot reasonably be ascertained.” If the issuance of the CVRs is treated as an “open transaction,” a U.S. Holder (as defined in the above referenced section of this proxy statement/prospectus) would not generally recognize income in respect of the CVRs at the time such CVRs are issued and would take no tax basis in the CVRs. Future cash payments (if any) on the CVRs would be treated as a distribution and constitute a dividend to the extent of the U.S. Holder’s pro rata share of Spring Bank current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) in the taxable year of such payment, then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Spring Bank common stock, and finally as capital gain from the sale or exchange of Spring Bank common stock with respect to any remaining payment. Dividends received by individual U.S. Holders are currently eligible for reduced rates of taxation applicable to long-term capital gains, provided certain holding period requirements are met.

Spring Bank intends to treat the Reverse Stock Split and the issuance of CVRs as separate transactions for U.S. federal income tax purposes. However, as provided in more detail in the section titled “Matters Being Submitted to a Vote of Spring Bank Stockholders—Proposal No. 2: Approval of an amendment to the

Amended and Restated Certificate of Incorporation of Spring Bank Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders” whether the Reverse Stock Split and the issuance of CVRs should be treated as separate transactions or as a single transactions is uncertain. Consistent with Spring Bank’s intent to treat the Reverse Stock Split and the issuance of CVRs as separate transactions for U.S. federal income tax purposes, a U.S. Holder of Spring Bank common stock generally should not recognize gain or loss upon the Reverse Stock Split, except to the extent a U.S. Holder receives cash in lieu of a fractional share of Spring Bank common stock. Please review the information in the above referenced section of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the Reverse Stock Split to U.S. Holders of Spring Bank common stock.

The tax consequences to you of the receipt of CVRs and the Reverse Stock Split are subject to substantial uncertainty and may also depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you.

Q:	What is the Pre-Closing Financing?

A:

Concurrently with entering into the Exchange Agreement, certain existing investors of F-star agreed, pursuant to binding equity commitment letters by and between each investor and F-star, to purchase ordinary shares of F-star in a private placement to occur immediately prior to the Closing. This is referred to as the “Pre-Closing Financing”. As of October 16, 2020, F-star had received commitments from investors to purchase $15 million of ordinary shares of F-star in the Pre-Closing Financing. F-star may continue to seek additional commitments in the Pre-Closing Financing until 11:59 p.m., Eastern time on the 10th day prior to the Special Meeting. The Pre-Closing Financing is expected to be completed pursuant to Regulation D under the Securities Act of 1933, as amended. F-star ordinary shares that are issued in the Pre-Closing Financing will be converted into shares of Spring Bank common stock in the Exchange. Accordingly, by approving Proposal No. 1 relating to the issuance of shares in the Exchange, Spring Bank stockholders will also be approving the issuance of shares of Spring Bank common stock to be issued in exchange for all F-star ordinary shares that are sold in the Pre-Closing Financing.

Q:	Do persons involved in the Exchange have interests that may conflict with mine as a Spring Bank stockholder?

A:

Yes. When considering the recommendation of the Spring Bank Board, you should be aware that certain Spring Bank directors and executive officers have interests in the Exchange that are different from, or are in addition to, yours. The Spring Bank Board was aware of these interests and considered them, among other matters, in its decision to approve the Exchange. Upon completion of the Exchange, if the employment of Martin Driscoll, R. P. “Kris” Iyer, Ph.D., Lori Firmani and Garrett Winslow, is terminated by Spring Bank without cause, these executive officers will be entitled to certain payments and employment benefits following their respective terminations. In addition, all unvested issued and outstanding Spring Bank options and restricted stock units will be accelerated and vested in full immediately prior to the Closing and, following this acceleration, each option that has not previously been exercised will expire on the date of the Closing. As of September 30, 2020, the aggregate value of these severance payments, benefits and accelerated vesting is $2,254,698 (collectively, not individually), as described in the section titled “The Exchange—Interests of the Spring Bank Directors and Executive Officers in the Exchange—Exchange-Related Compensation of Executive Officers” in this proxy statement/prospectus. Additionally, David Arkowitz, Todd Brady, M.D., Ph.D. and Pamela Klein, M.D., current members of the Spring Bank Board, will continue to serve as members of the combined company’s board of directors after the Exchange.

Q:	As a Spring Bank stockholder, how does the Spring Bank Board recommend that I vote?

A:	After careful consideration, the Spring Bank Board unanimously recommends that Spring Bank stockholders vote “FOR” each of the proposals.

Q:	What risks should I consider in deciding whether to vote in favor of the Exchange?

A:

You should carefully review the section of this proxy statement/prospectus titled “Risk Factors,” which sets forth certain risks and uncertainties related to the Exchange, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Spring Bank and F-star, as independent companies, are subject.

Q:	Who can vote at the Special Meeting?

A:

Only Spring Bank stockholders of record at the close of business on the Record Date, October 7, 2020, will be entitled to vote at the Special Meeting. As of October 7, 2020, there were 17,267,202 shares of Spring Bank common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, at the close of business on the Record Date, your shares of Spring Bank common stock were registered directly in your name with Spring Bank’s transfer agent, Computershare Trust Company, N.A., then you are a Spring Bank stockholder of record. As a Spring Bank stockholder of record, you may vote at the Special Meeting or vote by proxy. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by completing and returning the enclosed proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, at the close of business on the Record Date, your shares of Spring Bank common stock were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker or other agent how to vote the shares in your account. You are also invited to attend the Special Meeting and may vote at the Special Meeting or vote by proxy. If your shares are not registered in your own name and you plan to vote your shares in person at the virtual Special Meeting, you will need the 16-digit control number included with your proxy materials or provided by the brokerage firm, bank, dealer or other similar organization that holds your shares.

Q:	As a holder of Spring Bank common stock, how many votes do I have?

A:	On each matter to be voted upon, you have one vote for each share of Spring Bank common stock you own as of the Record Date.

Q:	What is the quorum requirement for the Special Meeting?

A:

The presence, of the holders of a majority of the voting power of all outstanding shares of Spring Bank common stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Votes of stockholders of record who are represented at the Special Meeting abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

On October 7, 2020, there were 17,267,202 shares of Spring Bank common stock outstanding and entitled to vote. Accordingly, Spring Bank expects that the holders of at least 8,633,602 shares of Spring Bank common stock must be present at the Special Meeting for a quorum to exist.

Q:	What are “broker non-votes”?

A:

If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. Proposal No. 1 is anticipated to be a non-routine matter, and Proposal Nos. 2, 3 and 4 are anticipated to be routine matters on which Spring Bank expects brokers, banks or other nominees to have authority and, therefore, broker non-votes are not expected with respect to these proposals. Broker non-votes will have no effect on the outcome of Proposal No. 1.

Q:	When do you expect the Exchange to be consummated?

A:

Spring Bank and F-star anticipate that the closing of the Exchange will occur on or about November 20, 2020, following the Special Meeting to be held on Thursday, November 19, 2020, but the companies cannot predict the exact timing. For more information, see the section titled “The Exchange Agreement—Conditions to the Completion of the Exchange” in this proxy statement/prospectus.

Q:	What do I need to do now?

A:	Spring Bank and F-star urge you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the Exchange affects you.

If you are a Spring Bank stockholder of record, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via telephone or via the internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Special Meeting.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:

If you are a Spring Bank stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1 and 4 and will have the same effect as a vote “AGAINST” Proposal Nos. 2 and 3.

Q:	When and where is the Special Meeting of Spring Bank stockholders?

A:	The Special Meeting will be held virtually via live audio webcast on the internet at www.virtualshareholdermeeting.com/SBPH2020SM at 9:00 a.m., Eastern time, on Thursday, November 19, 2020.

Q:	If my Spring Bank shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Spring Bank common stock without instructions from you. Brokers are not expected to have discretionary authority to vote for Proposal No. 1. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Spring Bank stockholders of record, other than those Spring Bank stockholders who are parties to the Voting Agreements, may change their vote at any time before their proxy is voted at the Special Meeting in one of four ways. First, a Spring Bank stockholder of record can send a written notice to the Secretary of Spring Bank stating that it would like to revoke its proxy. Second, a Spring Bank stockholder of record can submit new proxy instructions either on a new proxy card, via telephone or via the internet. Third, a Spring Bank stockholder of record can attend the Special Meeting and vote. Attendance alone will not revoke a proxy. If a Spring Bank stockholder who owns shares of Spring Bank common stock in “street name” has instructed a broker to vote its shares of Spring Bank common stock, the stockholder must follow directions received from its broker to change those instructions. The Spring Bank stockholder’s most current vote, whether by telephone, internet or proxy card, is the one that will be counted.

Q:	Who is paying for this proxy solicitation?

A:

Spring Bank and F-star will share equally, up to $50,000 in the case of F-star, the cost of soliciting, printing and filing this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Spring Bank common stock for the forwarding of solicitation materials to the beneficial owners of Spring Bank common stock. Spring Bank will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Spring Bank has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements that are not expected to exceed $25,000 in total.

Q:	Who can help answer my questions?

A:

If you are a Spring Bank stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Exchange, including the procedures for voting your shares, you should contact:

Spring Bank Pharmaceuticals, Inc.

35 Parkwood Drive, Suite 210

Hopkinton, MA

(508) 473-5993

Attn: General Counsel and Corporate Secretary

You may also request information from The Proxy Advisory Group, LLC, Spring Bank’s proxy solicitor, at the following address and telephone number:

The Proxy Advisory Group, LLC

18 East 41st Street, Suite 2000

New York, New York 10017

1-212-616-2181

If you are a holder of F-star share capital, and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Exchange, you should contact:

F-star Therapeutics Limited

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT

United Kingdom

+44-1223 497400

Attn: General Counsel

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Exchange and the proposals being considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Exchange Agreement attached as Annex A, the opinion of Ladenburg Thalmann & Co. Inc. (“Ladenburg”) attached as Annex B and the other annexes to which you are referred herein. For more information, see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

The Companies

Spring Bank Pharmaceuticals, Inc.

Spring Bank Pharmaceuticals, Inc.

35 Parkwood Drive, Suite 210

Hopkinton, MA 01748

(508) 473-5993

Spring Bank is a clinical-stage biopharmaceutical company engaged in the discovery and development of novel therapeutics for the treatment of a range of cancers and inflammatory diseases using its proprietary small molecule nucleotide platform. Spring Bank designs its compounds to selectively target and modulate the activity of specific proteins implicated in various disease states. Its internally developed programs are primarily designed to stimulate and/or dampen immune responses. Spring Bank is devoting its resources to advancing multiple programs in its STING product portfolio, including its STING agonist clinical program for intravenously-administered SB 11285 in oncology, its STING antagonist compounds for inflammatory diseases, and its STING agonist antibody drug conjugate program for oncology. On July 29, 2020, Spring Bank announced that it had entered into a definitive agreement with F-star and certain holders of issued and outstanding capital shares and convertible loan notes of F-star, under which Spring Bank will acquire the entire issued and outstanding share capital of F-star.

F-star Therapeutics Limited

F-star Therapeutics Limited

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT

United Kingdom

+44-1223 497400

F-star is a clinical-stage immuno-oncology company focused on transforming the lives of patients with cancer through the development of F-star’s innovative tetravalent mAb2 bispecific antibodies. With four distinct binding sites in a natural human antibody format, F-star believes its proprietary technology will overcome many of the challenges facing current immuno-oncology therapies, because of the strong pharmacology enabled by tetravalent bispecific binding. F-star’s vision is to transform the treatment of cancer through the development of differentiated and well-tolerated mAb2 bispecific antibodies, which are designed to address multiple immune evasion pathways that limit the effect of current immuno-oncology therapies.

F-star’s most advanced product candidate, FS118, simultaneously targets two immune checkpoint receptors, LAG-3 and PD-L1, to directly address known tumor evasion pathways, and is currently being evaluated in a Phase 1 trial in heavily pretreated patients with advanced cancer, having received a median of six lines of such treatments. F-star expects to report data from this Phase 1 trial in the fourth quarter of 2020, and to initiate a proof of concept trial in PD-1/PD-L1 resistant patients in selected indications in the first half of 2021. For another of its mAb2 product candidates, FS120, which targets CD137 and OX40, F-star has an open Investigational New Drug application (“IND”), from the U.S. Food and Drug Administration (“FDA”), and plans to initiate a Phase 1 trial in patients with advanced cancers in the fourth quarter of 2020. F-star intends to submit a Clinical Trial Application (“CTA”), to the European Medicines Agency (“EMA”) for an additional mAb2 product candidate, FS222, which targets PD-L1 and CD137, in the second half of 2020 and to initiate a Phase 1 trial in patients with advanced cancers in the first quarter of 2021.

The Exchange (see page 117)

Spring Bank will acquire the entire issued and outstanding share capital of F-star (including all shares issuable in connection with the F-star Note Conversion, the F-star Share Conversion and the Pre-Closing Financing, each as defined below). The combined company, operating under the name F-star Therapeutics, Inc., will seek to advance F-star’s immuno-oncology pipeline of multiple tetravalent bispecific antibody programs, as well as Spring Bank’s STING agonist, SB 11285, currently in a Phase 1a/1b clinical trial.

At the Closing, each ordinary share of F-star will be acquired by Spring Bank in exchange for a number of shares of Spring Bank common stock, $0.0001 par value per share, based on the Exchange Ratio (defined below), rounded to the nearest whole share of Spring Bank common stock after aggregating all fractional shares issuable to each Seller. The Exchange Agreement provides that the Exchange Ratio will be adjusted (i) to the extent that Spring Bank’s expected net cash as of Closing is less than $15.0 million or greater than $17.0 million, (ii) to the extent that F-star does not raise at least $25.0 million in the Pre-Closing Financing (as defined below) at a pre-money valuation, or the valuation of F-star prior to receiving any proceeds from the Pre-Closing Financing, of at least $35.0 million, and (iii) to account for the actual proceeds raised in the Pre-Closing Financing. Because the Closing will occur after September 30, 2020, the $15.0 million and $17.0 million thresholds will each be reduced by $250,000 on October 30, 2020 and on the last day of each 30-day period thereafter until the Closing occurs. The parties currently expect the Closing to occur on or about November 20, 2020. F-star currently expects to raise $15.0 million in the Pre-Closing Financing, and Spring Bank currently expects to have net cash of approximately $13.0 million at Closing. The assumed valuations and Exchange Ratio may change, resulting in adjustments to the Exchange Ratio that are described further in this proxy statement/prospectus.

Immediately following the Closing and assuming an Exchange Ratio of 0.4277 (which assumes both that Spring Bank will have net cash of $13.0 million at Closing, the $15.0 million and $17.0 million thresholds will each be reduced by $250,000 on October 30, 2020, and that F-star raises $15.0 million in the Pre-Closing Financing), the Spring Bank securityholders and the holders of F-star’s share capital (including all F-star shares issued in connection with the F-star Note Conversion, the F-star Share Conversion (each as defined below) and Pre-Closing Financing) are expected to own approximately 47.5% and 52.5%, respectively, of the outstanding capital stock of the combined company. Following the Closing, control of the combined company will be vested in the former holders of F-star and the board of directors of the combined company will include a total of eight directors, three of whom will be current directors of Spring Bank and five of whom will be designated by F-star.

The Pre-Closing Financing

Concurrently with the execution of the Exchange Agreement, certain existing investors of F-star, pursuant to binding equity commitment letters by and between each investor and F-star, agreed to subscribe for ordinary shares of F-star in a private placement to occur immediately prior to the Closing. As of October 16, 2020, F-star had received commitments from investors to purchase $15 million of ordinary shares of F-star in the Pre-Closing Financing. F-star may continue to seek additional commitments in the Pre-Closing Financing until 11:59 p.m., Eastern time on the 10th day prior to the Special Meeting. Ordinary shares of F-star sold in the Pre-Closing Financing will be exchanged for shares of Spring Bank common stock in the Exchange.

The F-star Share Conversion and F-star Note Conversion

F-star’s issued share capital currently consists of ordinary shares, Seed Preference Shares and Series A Preference Shares. Immediately prior to the Closing, the Seed Preference Shares and Series A Preference Shares will be converted into F-star ordinary shares (the “F-star Share Conversion”). Additionally, pursuant to the terms of the Exchange Agreement and immediately prior to the Closing, all issued and outstanding F-star convertible loan notes will convert into F-star ordinary shares (the “F-star Note Conversion”).

Equity Plans

All unvested issued and outstanding Spring Bank options and restricted stock units will be accelerated and vested in full immediately prior to the Closing and, following this acceleration, each option that has not previously been exercised will expire on the date of the Closing. All issued and outstanding F-star share options granted under its three legacy equity incentive plans are currently exercisable, and prior to the Closing, the holders of F-star Legacy Options will be notified by the F-star Board of Directors that they may exercise their F-star Legacy Options conditional upon and effective at the Closing. Upon the Closing, all holders of share options and restricted stock unit awards granted by F-star under the F-star 2019 Equity Incentive Plan will have those awards replaced by options and awards, on the same terms (including vesting), for Spring Bank common stock, based on the Exchange Ratio.

Closing

The Closing will occur no later than two business days after the last of the conditions as set forth in the Exchange Agreement has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition), or at such other time as Spring Bank and F-star agree. Spring Bank and F-star anticipate that the Closing will occur on or about November 20, 2020. However, because the Exchange is subject to a number of conditions, neither Spring Bank nor F-star can predict exactly when the Closing will occur or if it will occur at all. Upon completion of the Exchange, Spring Bank will be renamed “F-star Therapeutics, Inc.”

Reasons for the Exchange (see page 129)

Spring Bank and F-star believe that the combined company will have the following potential advantages:

•

F-star’s Promising Clinical-Stage Assets. F-star is a clinical-stage immuno-oncology company with multiple promising and innovative clinical-stage therapeutic programs, near-term milestones, and an accomplished oncology development leadership team. F-star believes that its product candidates will overcome many of the challenges facing current immuno-oncology therapies. F-star’s vision is to transform the treatment of cancer through the development of differentiated and well-tolerated mAb[2] bispecific antibodies, which are designed to simultaneously address multiple immune evasion pathways that limit the effect of current immuno-oncology therapies.

•

Management Team. The combined company will be led by a senior management from F-star experienced in immuno-oncology clinical drug development under the supervision of an experienced, well-qualified board of directors with representation from each of the current boards of directors of Spring Bank and F-star.

•

Cash Resources. The combined company is expected to have sufficient cash from the Pre-Closing Financing and cash on hand to enable it to implement its near-term business plans, and the combined company will have greater access to the public market to raise additional funds in the future.

Each of the boards of directors of Spring Bank and F-star also considered other reasons for the Exchange, as described herein. For example, the Spring Bank Board of Directors (the “Spring Bank Board”) considered, among other things:

•

the Spring Bank Board’s belief that maintaining Spring Bank as an independent stand-alone company involved significant risk and the potential for significant dilution to the Spring Bank stockholders, taking into account Spring Bank’s business, operational and financial status and prospects, including its cash position, the substantially diminished price of the Spring Bank common stock following the termination of Spring Bank’s lead clinical development program, uncertainty regarding the successful clinical development of Spring Bank’s remaining clinical program, given its early stage of development, and the need to raise significant additional financing for the future development of Spring Bank’s remaining clinical product candidate in a volatile market;

•

the Spring Bank Board’s belief, based in part on the judgment, advice and analysis of Spring Bank senior management with respect to the potential strategic, financial and operational benefits of the Exchange, that F-star’s multiple promising clinical-stage therapeutic programs in the area of immuno-oncology, and the potential for near-term milestones, would result in a greater probability of providing value to Spring Bank’s stockholders than Spring Bank continuing as an independent stand-alone company;

•

that the Spring Bank stockholders could potentially receive significant future payments pursuant to the CVRs in the event of certain business development transactions involving Spring Bank’s STING agonist compound and its STING antagonist program during specified future periods;

•

the Spring Bank Board’s belief that if Spring Bank were to raise sufficient capital to develop Spring Bank’s SB 11285 clinical program and conduct the necessary IND-enabling activities for the lead STING antagonist development candidate as a stand-alone company, the resulting dilution to existing Spring Bank stockholders would have been greater than the dilution resulting from the Exchange;

•

the Spring Bank Board’s consideration of the valuation and business prospects of the other strategic combination candidates involved in its thorough strategic review process, and its collective view that F-star was the most attractive candidate for Spring Bank due to, among other things, F-star’s belief that its tetravalent mAb[2] bispecific antibodies may overcome many of the challenges facing current immuno-oncology therapies, and that F-star’s potential to achieve key milestones over the next two years could enable the combined company to access the public markets for additional financial resources; and

•	the significant risks and delays associated with, and uncertain value and costs to Spring Bank stockholders of, a potential liquidation of Spring Bank.

In addition, the F-star Board of Directors approved the Exchange based on a number of factors, including the following:

•	historical and current information concerning F-star’s business, including its financial performance and condition, operations, management and competitive position;

•

current industry and economic conditions and F-star’s prospects if it were to remain an independent company, including its need to obtain additional financing and the terms on which it would be able to obtain such financing, if at all;

•	the cash resources of the combined company expected to be available at the Closing and the anticipated burn rate of the combined company;

•

the potential for increased access to sources of capital and a broader range of investors to support the development of F-star’s product candidates than it could otherwise obtain if it continued to operate as a privately held company;

•	the potential to provide its current shareholders with greater liquidity by owning stock in a public company; and

•	the expectation that the Exchange with Spring Bank would be a more time- and cost-effective means to access capital than other options considered.

Opinion of the Spring Bank Financial Advisor (see page 133)

Pursuant to an engagement letter dated March 20, 2020, Spring Bank retained Ladenburg to act as a financial advisor in connection with the Exchange and to render an opinion to the Spring Bank Board (the “Opinion”) as to the fairness, from a financial point of view of the Acquisition Consideration (as defined in the Opinion) to the Spring Bank stockholders. On July 27, 2020, at the request of the Spring Bank Board, Ladenburg rendered the oral opinion, subsequently confirmed by delivery of the written opinion dated July 27, 2020, to the Spring Bank Board, that the Acquisition Consideration was fair, from a financial point of view, to the Spring Bank stockholders as of the date of the Opinion and based upon the various assumptions, qualifications and limitations set forth in the Opinion.

The full text of the Opinion is attached as Annex B to this proxy statement/prospectus and is incorporated by reference. Spring Bank encourages its stockholders to read the Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Ladenburg. The summary of the Opinion set forth herein is qualified by reference to the full text of the Opinion. Ladenburg provided its Opinion for the sole benefit and use by the Spring Bank Board in its consideration of the Exchange. The Opinion is not a recommendation to the Spring Bank Board or to any stockholder as to how to vote with respect to the proposed Exchange or to take any other action in connection with the Exchange or otherwise.

Overview of the Exchange Agreement

Exchange Consideration and Adjustment (see page 152)

Immediately prior to the Closing, in the F-star Share Conversion, all of the issued and Seed Preference Shares and Series A Preference Shares of F-star will convert into ordinary shares of F-star, and all outstanding F-star convertible loan notes will convert into ordinary shares of F-star. At the Closing, each F-star ordinary share will be converted into the number of shares of Spring Bank common stock determined by the exchange ratio formula set forth in the Exchange Agreement (the “Exchange Ratio”) subject to certain adjustments and to account for the anticipated Reverse Stock Split.

Immediately following the Closing, based on an assumed Exchange Ratio of 0.4277, the owners of F-star securities are expected to own approximately 52.5% of the combined company, and the owners of Spring Bank’s securities, whose shares of Spring Bank common stock and other securities will remain outstanding after the Exchange, will own approximately 47.5% of the combined company.

The ownership percentages for each party are subject to adjustment of the Exchange Ratio. As of the date of the Exchange Agreement, Spring Bank’s valuation was determined to be $38 million, which amount is subject to adjustment in the event that Spring Bank’s net cash as of immediately prior to the Closing is less than $15.0 million or greater than $17.0 million, in which case, Spring Bank’s valuation will be decreased or increased, respectively, on a dollar-for-dollar basis by the amount that Spring Bank’s actual net cash is less than $15.0 million or greater than $17.0 million, respectively. As of the date of this proxy statement/prospectus, Spring Bank anticipates that it will have net cash of approximately $13.0 million at the Closing, and the parties currently expect the Closing to occur on or about November 20, 2020. Since the Closing will occur after September 30, 2020, the $15.0 million and $17.0 million net cash thresholds noted above will each be reduced by $250,000 on October 30, 2020 and on the last day of each 30-day period thereafter until the Closing occurs. F-star’s valuation at the Closing will be the sum of the lesser of the pre-money valuation attributed to F-star for purposes of the Pre-Closing Financing and $35.0 million, minus the amount, if any, by which $25.0 million exceeds the aggregate subscription amount for which F-star has received executed equity commitment letters as of the 10th day preceding the Special Meeting, plus the proceeds actually received by F-star in the Pre-Closing Financing. Assuming that F-star raises $15.0 million in the Pre-Closing Financing, F-star’s post-financing valuation would be $40.0 million (which is the pre-money valuation of $35.0 million minus a valuation adjustment of $10.0 million, which is the amount by which $25.0 million exceeds the subscription amounts as of the measurement time, plus the $15.0 million anticipated proceeds from the Pre-Closing Financing).

The Exchange Ratio is calculated based on the respective allocation percentages for Spring Bank and F-star. Spring Bank’s allocation percentage is the quotient of Spring Bank’s valuation, as adjusted as described above, divided by the sum of the Spring Bank valuation and the F-star post-financing valuation, referred to herein as the “Aggregate Valuation.” F-star’s allocation percentage is the quotient of F-star’s valuation, as adjusted as described above, divided by the Aggregate Valuation.

The Exchange Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Spring Bank common stock that F-star shareholders will be entitled to receive for changes in the market price of Spring Bank common stock. Accordingly, the market value of the shares of Spring Bank common stock issued pursuant to the Exchange will depend on the market value of the shares of Spring Bank common stock at the time the Exchange closes and could vary significantly from the market value on the date of this proxy statement/prospectus.

Treatment of F-star Options and F-star Restricted Stock Units (see page 163)

Prior to (and conditional upon and effective as of) the Closing, the Spring Bank Board will cause Spring Bank to assume the F-star Therapeutics Limited 2019 Equity Incentive Plan (the “F-Star EIP”, also referred to as the “Assumed Plan”). Thereafter, the Spring Bank Board will, conditional upon and effective immediately the Closing, offer to grant each holder of outstanding options granted under the F-star EIP (“the Original EIP Options”), in exchange for each of the holder’s Original EIP Options, a replacement option under the Assumed Plan (a “Replacement EIP Option”), which will be an option to subscribe for or purchase shares of Spring Bank common stock. The vesting schedule and vesting dates applicable to each Replacement EIP Option will be the same as the vesting schedule applicable to the Original EIP Option that it replaces. The aggregate number of shares of Spring Bank common stock issuable on exercise in full of each Replacement EIP Option will be calculated by applying the Exchange Ratio to the number of F-star ordinary shares issuable on exercise in full of the Original EIP Option that it replaces, and rounding the resulting number down to the nearest whole number of shares of Spring Bank common stock. The aggregate exercise price payable to exercise in full each Replacement EIP Option will be the same as the aggregate exercise price payable to exercise in full the Original EIP Option that it replaces; provided, however, that the exercise price with respect to a Replacement EIP Option may be adjusted, as required by the Exchange Agreement, with respect to any option granted to a United States participant under the F-star EIP.

Each holder of outstanding restricted stock units granted under the F-star EIP (the “Original EIP RSUs”) will, immediately after the Closing and in exchange for the holder’s Original EIP RSUs, be granted replacement restricted share units (“Replacement EIP RSUs”). The Replacement EIP RSUs will be granted under the Assumed Plan and will be a right to acquire shares of Spring Bank common stock. The number of shares of Spring Bank common stock issuable on vesting in full of each Replacement EIP RSU will be calculated by applying the Exchange Ratio to the number of F-star ordinary shares issuable on vesting in full of the Original EIP RSU that it replaces, and rounding the resulting number down to the nearest whole number of shares of Spring Bank common stock.

The Replacement EIP RSUs and the Replacement EIP Options with respect to Original EIP Options granted to U.S. participants will be subject to the same terms and conditions as the Original EIP RSUs and Original EIP Options, respectively (except to the extent such terms are rendered inoperative as a result of the transactions contemplated by the Exchange Agreement), and will not provide holders of the Replacement EIP Options or Replacement EIP RSUs with any additional benefits that the holders did not have under their Original EIP Options or Original EIP RSUs. Similarly, the grant of Replacement EIP Options in exchange for the release of Original EIP Options shall be effected in such manner as shall meet the requirements of Part 6 of Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 (an act of the UK Parliament) (“ITEPA 2003”) so as to ensure that each Replacement EIP Option shall qualify as “Replacement Options” under the said Part 6 of Schedule 5 to ITEPA 2003.

Prior to the Closing, each holder of options granted under the: (i) F-star Alpha Limited Share Option Scheme (each, an “F-star Alpha Legacy Option”); (ii) F-star Beta Limited Share Option Scheme (each, an “F-star Beta Legacy Option”); and (iii) F-star Gmbh Limited Share Option Scheme (each, an “F-star Gmbh Legacy Option”, and together with the F-star Alpha Legacy Options and the F-star Beta Legacy Options, the “F-star Legacy Options”) will be notified by the F-star Board of Directors that they may exercise their F-star Legacy Options conditional upon and effective at the Closing. Spring Bank will not assume any of the F-star Legacy

Options or the F-star Alpha Limited Share Option Scheme, the F-star Beta Limited Share Option Scheme or the F-star Gmbh Limited Share Option Scheme and shall not make an offer of replacement options in respect of the F-star Legacy Options.

Conditions to the Completion of the Exchange (see page 164)

To consummate the Exchange, Spring Bank stockholders must approve the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement and approve and adopt the amendments to the amended and restated certificate of incorporation of Spring Bank effecting the proposed Reverse Stock Split and the Spring Bank Name Change. In addition to obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Exchange Agreement must be satisfied or waived.

No Solicitation (see page 168)

Each of Spring Bank and F-star agreed that, subject to limited exceptions, Spring Bank and F-star will not, nor will either party authorize or permit any of its subsidiaries or authorize the officers, directors, employees, partners, attorneys, advisors, accountants, agents or representatives of it or any of its subsidiaries to, directly or indirectly:

•

solicit or initiate, or knowingly encourage, induce or facilitate the making, submission or announcement of, any Acquisition Proposal, in the case of Spring Bank, or an F-star Acquisition Proposal, in the case of F-star, each as defined in “The Exchange Agreement – Spring Bank Acquisition Proposal and Acquisition Transaction” and “The Exchange Agreement – F-star Acquisition Proposal,” respectively, or take any action that would reasonably be expected to lead to an Acquisition Proposal or F-star Acquisition Proposal, as the case may be;

•

furnish any non-public information with respect to it or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal or F-star Acquisition Proposal, as the case may be, or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal or F-star Acquisition Proposal, as the case may be;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or F-star Acquisition Proposal, as the case may be;

•	approve, endorse or recommend an Acquisition Proposal or an F-star Acquisition Proposal, as the case may be; or

•

enter into any letter of intent or similar document or any agreement providing for or otherwise relating to, with respect to Spring Bank, an Acquisition Transaction, as defined in “The Exchange Agreement – Spring Bank Acquisition Proposal and Acquisition Transaction” or with respect to F-star, a transaction contemplated by an F-star Acquisition Proposal.

Termination (see page 175)

Either Spring Bank or F-star can terminate the Exchange Agreement under certain circumstances, which would prevent the Exchange from being consummated.

Termination Fee; Expenses (see page 177)

The Exchange Agreement contains certain termination rights for both Spring Bank and F-star, and further provides that, upon termination of the Exchange Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $2.0 million, or, in the case of Spring Bank in some circumstances, reimburse F-star’s expenses up to a maximum amount of $750,000.

Voting Agreements (see page 179)

Each of the officers and directors and certain stockholders of Spring Bank have entered into voting agreements with F-star (the “Voting Agreements”) pursuant to which they agreed to vote in favor of approval of

(i) issuance of Spring Bank common stock to the holders of F-star share capital pursuant to the Exchange and the change of control of Spring Bank resulting from the Exchange pursuant to The Nasdaq Stock Market LLC (Nasdaq Listing Rules 5635(a) and 5635(b), respectively), (ii) an amendment to Spring Bank’s amended and restated certificate of incorporation effecting the Reverse Stock Split, (iii) an amendment to Spring Bank’s amended and restated certificate of incorporation effecting the Spring Bank Name Change upon Closing, (iv) any proposal to postpone or adjourn the Special Meeting to a later date, if there are not sufficient votes for the approval of the Exchange and other matters to be approved on date of the Special Meeting, and (v) any other proposal included in this proxy statement/prospectus in connection with, or related to, the consummation of the Exchange for which the Spring Bank Board has unanimously recommended that the stockholders of Spring Bank vote in favor.

The Spring Bank stockholders that are party to the Voting Agreements owned approximately 7.8% of the outstanding shares of Spring Bank common stock as of September 30, 2020.

Lock-up Agreements (see page 179)

As a condition to the Closing, certain Spring Bank stockholders and F-star shareholders have entered into lock-up agreements, pursuant to which they agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of Spring Bank common stock, including, as applicable, shares received in the Exchange and issuable upon exercise of certain options, during the 180-day period following the Closing.

As of September 30, 2020, Spring Bank stockholders who have executed lock-up agreements owned in the aggregate approximately 7.8% of the outstanding shares of Spring Bank common stock.

F-star shareholders who have executed lock-up agreements as of September 30, 2020 owned in the aggregate approximately 92.2% of the outstanding shares of F-star share capital on an as converted into common stock basis.

Contingent Value Rights Agreements (see page 179)

Spring Bank stockholders will receive two separate and distinct CVRs for each share of Spring Bank common stock held of record as of immediately prior to the Closing. The CVRs will represent the rights to receive cash payments in connection with (i) certain transactions involving Spring Bank’s proprietary STING agonist compound and (ii) certain other transactions involving Spring Bank’s proprietary STING antagonist compound.

Pursuant to the STING Agonist Contingent Value Rights Agreement, each share of Spring Bank common stock held by Spring Bank stockholders as of a record date immediately prior to the Closing will be entitled to receive, in connection with certain transactions involving Spring Bank’s proprietary STING agonist compound occurring on or prior to an agreed-upon expiration date, an aggregate amount equal to the greater of (i) 25% of the Net Proceeds received from all STING Agonist CVR Transactions (each as defined in the STING Agonist Contingent Value Rights Agreement) and (ii) up to an aggregate amount of $18.0 million, the product of $1.00 (as adjusted for the Reverse Stock Split, to the extent applicable) and the total number of shares of Spring Bank common stock outstanding as of a record date immediately prior to the Closing. Pursuant to the STING Antagonist Contingent Value Rights Agreement, each share of Spring Bank common stock held by Spring Bank stockholders as of a record date immediately prior to the Closing will be entitled to receive, in connection with the execution of an Approved Development Agreement and certain other transactions involving Spring Bank’s proprietary STING antagonist compound occurring during the 7-year period after the Closing, an aggregate amount equal to 80% of all Net Proceeds (as defined in the STING Antagonist Contingent Value Rights Agreement) received by Spring Bank after the Closing pursuant to (i) the Approved Development Agreement, if any, and (ii) all STING Antagonist CVR Transactions (as defined in the STING Antagonist Contingent Value Rights Agreement) entered into during the seven-year period after the Closing. While Spring Bank continues to engage with third parties about a potential sale or licensing transaction involving Spring Bank’s preclinical STING antagonist program, as of the date of this proxy statement/prospectus, Spring Bank no longer anticipates that it will enter into the Approved Development Agreement referred to in the Exchange Agreement and the STING Antagonist CVR Agreement.

Management Following the Exchange (see page 320)

Effective as of the Closing, the officers of the combined company are expected to include:

Name	Title
Eliot Forster, Ph.D.	President, Chief Executive Officer and Director
Darlene Deptula-Hicks	Chief Financial Officer and Treasurer
Neil Brewis, Ph.D.	Chief Scientific Officer
Louis Kayitalire, M.D.	Chief Medical Officer

Interests of Directors, Officers and Affiliates of Spring Bank and F-star (see pages 142 and 146)

When considering the recommendations of the Spring Bank Board, Spring Bank stockholders should be aware that certain Spring Bank directors and executive officers have interests in the Exchange that are different from, or are in addition to, theirs. Upon completion of the Exchange, if the employment of Martin Driscoll, R. P. “Kris” Iyer, Ph.D., Lori Firmani and Garrett Winslow, is terminated by Spring Bank without cause, these executive officers will be entitled to certain severance and retention payments and employment benefits following their respective terminations. All unvested issued and outstanding Spring Bank options and restricted stock units will be accelerated and vested in full immediately prior to the Closing and, following this acceleration, each option that has not previously been exercised will expire on the date of the Closing. As of September 30, 2020, the aggregate value of these severance and retention payments, benefits and vesting acceleration is $2,254,698 (collectively, not individually). Additionally, David Arkowitz, Todd Brady, M.D., Ph.D. and Pamela Klein, M.D., current members of the Spring Bank Board, will continue to serve as members of the combined company’s board of directors after the Exchange.

F-star shareholders should be aware that certain members of the F-star Board of Directors and certain executive officers of F-star have interests in the Exchange that may be different from, or in addition to, interests they have as F-star shareholders. For example, F-star’s executive officers have options, subject to vesting, to purchase F-star ordinary shares, which will convert into options to purchase a number of shares of Spring Bank common stock determined by the Exchange Ratio, rounding any resulting fractional shares down to the nearest whole share, certain of F-star’s directors and executive officers are expected to become directors and executive officers of the combined company upon the Closing and all of F-star’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Exchange Agreement.

Material U.S. Federal Income Tax Consequences of the Exchange (see page 156)

Spring Bank and F-star intend to treat the Exchange as constituting a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (a “B-Reorganization”). As further described in the above referenced section of this proxy statement/prospectus, whether the Exchange constitutes a B-Reorganization is uncertain. In general, and subject to the qualifications and limitations set forth in the above referenced section of this proxy statement/prospectus, if the Exchange qualifies as a B-Reorganization, the material tax consequences to a U.S. Holder of F-star capital stock should be as follows:

•	such F-star shareholder will not recognize gain or loss upon the exchange of F-star capital stock for Spring Bank common stock pursuant to the Exchange;

•

such F-star shareholder’s aggregate tax basis for the shares of Spring Bank common stock received in the Exchange will equal the stockholder’s aggregate tax basis in the shares of F-star capital stock surrendered in the Exchange; and

•

the holding period of the shares of Spring Bank common stock received by such F-star shareholder in the Exchange will include the holding period of the shares of F-star capital stock surrendered in exchange therefor.

If the Exchange is not treated as a B-Reorganization, then each U.S. Holder generally will be treated as exchanging its shares of F-star capital stock in a fully-taxable transaction in exchange for shares of Spring Bank common stock. F-star shareholders will generally recognize gain or loss in such exchange equal to the amount that such F-star shareholder’s adjusted tax basis in the shares of F-star capital stock surrendered is less or more than the fair market value of the shares of Spring Bank common stock received in exchange therefor. Determining the actual tax consequences of the Exchange to you may be complex and will depend on the facts of your own situation. You should consult your tax advisors to fully understand the tax consequences to you of the Exchange, including estate, gift, state, local or non-U.S. tax consequences of the Exchange.

Material U.K. Income Tax Consequences of the Exchange (see page 159)

The summary set out below is based on current United Kingdom (“UK”) tax law and HM Revenue and Customs (“HMRC”) practice (which may not be binding on HMRC) as of the date of this proxy statement/prospectus, both of which are subject to change, possibly with retrospective effect.

Spring Bank and F-star intend the Exchange to qualify as a UK tax free reorganization. Subject to certain conditions, the Capital Gains Tax (“CGT”) legislation in Section 135 TCGA 1992 provides that F-star shares exchanged for Spring Bank Shares may be treated for UK tax residents as a reorganization of the original holding such that the Spring Bank Shares may be treated as if they were the original F-star stockholding and there should be no disposal for CGT purposes as a result of such reorganization.

The conditions of Section 135 TCGA 1992 are:

•	Spring Bank will hold more than 25% of the original share capital of F-star; and

•

The exchange of securities takes place for bona fide commercial reasons and does not form part of a scheme or arrangements, of which the main purpose, or one of the main purposes is the avoidance of liability to CGT (Section 137 TCGA 1992).

Advance clearance from HMRC under Section 138 TCGA 1992 that the bona fide commercial reasons test applies has been received. It should be noted that this test should only be relevant in the case of stockholders who (together with persons connected with them) currently hold more than 5% of F-star shares.

Advance clearance has also been obtained from HMRC under Section 701 ITA 2007 and Section 748 CTA 2010 that the main purpose, or one of the main purposes, of the Exchange is not to obtain an income tax or corporation tax advantage for UK individual or corporate stockholders, so that the transactions in securities rules should not apply to recharacterize the Exchange into a taxable event from the perspective of such individuals or corporates.

In the event that the conditions of Section 135 TCGA 1992 are not met, the Exchange is a chargeable event under the provisions of the CGT legislation. Each UK stockholder of F-star share capital will generally recognize a chargeable gain or loss on the receipt of shares of Spring Bank common stock issued to such holder of F-star share capital.

Risk Factors (see page 30)

Both Spring Bank and F-star are subject to various risks associated with their businesses and their industries. In addition, the Exchange poses a number of risks to each company and its respective stockholders, including the possibility that the Exchange may not be completed and the following risks:

•	The issuance of Spring Bank common stock to holders of F-star share capital pursuant to the Exchange Agreement and the resulting change in control from the Exchange must be approved by Spring Bank stockholders. Failure to obtain these approvals or meet other conditions set forth in the Exchange Agreement would prevent the Closing of the Exchange.

•

The Exchange Ratio may be adjusted depending on Spring Bank’s net cash at Closing, the timing of Closing and the amount of gross proceeds received in the Pre-Closing Financing such that the Spring Bank securityholders and F-star securityholders may own more or less of the combined company that presented in this proxy statement/prospectus.

•

The Exchange Ratio set forth in the Exchange Agreement is not adjustable based on the market price of Spring Bank common stock, so the Exchange consideration at the Closing may have a greater or lesser value than at the time the Exchange Agreement was signed.

•

Failure to complete the Exchange may result in either Spring Bank or F-star paying a termination fee to the other party and could significantly harm the market price of Spring Bank common stock and negatively affect the future business and operations of each company.

•	The Exchange may be completed even though certain events occur prior to the Closing that materially and adversely affect Spring Bank or F-star.

•

Some Spring Bank and F-star officers and directors have interests in the Exchange that are different from the respective stockholders of Spring Bank and F-star and that may influence them to support or approve the Exchange without regard to the interests of the respective Spring Bank stockholders or holders of F-star share capital.

•	The market price of Spring Bank common stock following the Exchange may decline as a result of the Exchange.

•	Spring Bank stockholders may not receive any payment on the CVRs and the CVRs may otherwise expire valueless.

•

The Spring Bank stockholders and holders of F-star share capital may not realize a benefit from the Exchange commensurate with the ownership dilution they will experience in connection with the Exchange.

•

During the pendency of the Exchange, Spring Bank and F-star may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Exchange Agreement, which could adversely affect their respective businesses.

•

Certain provisions of the Exchange Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Exchange Agreement.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” in this proxy statement/prospectus. Spring Bank and F-star both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 156)

In the United States, Spring Bank must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Spring Bank common stock and the filing of this proxy statement/prospectus with the SEC.

Nasdaq Capital Market Listing (see page 160)

Spring Bank intends to file an initial listing application with the Nasdaq Capital Market pursuant to Nasdaq’s rules for companies conducting a business combination that results in a change of control. If this application is accepted, Spring Bank anticipates that shares of Spring Bank common stock will be listed on the Nasdaq Capital Market following the Closing under Spring Bank’s new name, “F-star Therapeutics, Inc.,” with the trading symbol “FSTX”.

Anticipated Accounting Treatment (see page 160)

The Exchange will be recorded as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, “Business Combinations.” Accounting principles generally accepted in the United States (“U.S. GAAP”) require that one of the two companies in a business combination be designated as the acquirer for accounting purposes based on evidence available. F-star will be treated as the acquiring entity for accounting purposes. In identifying F-star as the acquiring entity for accounting purposes, F-star and Spring Bank took into account factors including, but not limited to, the anticipated voting rights of all equity instruments following the Exchange, the intended corporate governance structure of the combined company, composition of senior management, and the relative size of each of the companies. No single factor was the sole determinant in the overall conclusion that F-star has been designated as the acquirer for accounting purposes; rather, all factors were considered in arriving at this conclusion.

Management of F-star and Spring Bank have determined a preliminary estimate of the purchase price calculated as described in Note 2 to the unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus. The net tangible assets acquired and liabilities assumed of Spring Bank in connection with the Exchange are recorded at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and any other studies and calculations deemed necessary that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible assets of Spring Bank that exist as of the date of completion of the Exchange.

Appraisal Rights and Dissenters’ Rights (see page 161)

Under the Delaware General Corporation Law (“DGCL”), the stockholders of Spring Bank do not have appraisal rights in connection with the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement and the resulting change of control of Spring Bank. F-star shareholders generally do not have appraisal rights under English law.

Comparison of Rights of Holders (see page 346)

Spring Bank is incorporated under the laws of the State of Delaware, and the rights of stockholders of Spring Bank are currently, and will continue to be, governed by the DGCL. The internal affairs of Spring Bank are currently, and will continue to be, governed by Spring Bank’s amended and restated certificate of incorporation and bylaws. F-star is registered in England and Wales, and the rights of F-star shareholders are currently governed by the Companies Act 2006. The internal affairs of F-star are currently governed by F-star’s articles of association and the shareholders’ agreement between F-star and its shareholders.

After the Closing, F-star shareholders will become stockholders of Spring Bank. Due to the differences between the governing laws and documents of F-star and Spring Bank, the Exchange will result in F-star shareholders having different rights once they become Spring Bank stockholders.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL DATA

The following tables present summary historical financial data for Spring Bank and F-star, summary unaudited pro forma condensed financial data for Spring Bank and F-star, and comparative historical and unaudited pro forma per share data for Spring Bank and F-star.

Selected Historical Financial Data of Spring Bank

Not required for smaller reporting companies.

Selected Historical Financial Data of F-star

F-star Therapeutics Limited (“F-star”) acquired F-star Delta Limited (“F-star Delta”), F-star Beta Limited (“F-star Beta”), f-star Biotechnologische Forschungs-und Entwicklungsges, m.b.H. (“F-star GmbH”), and F-star Alpha Limited (“F-star Alpha”), (collectively, the “F-star Group Entities”) on May 7, 2019. F-star Beta and F-star GmbH, are deemed to be predecessor entities (the “Predecessor Group” or together with F-Star, the “Entities”), as described in the F-star Management’s Discussion and Analysis of Financial Condition and Results of Operations section included elsewhere in this proxy statement/ prospectus. Accordingly, the selected historical financial data as of and for the years ended December 31, 2019, 2018 and 2017 for F-star and for the period ended May 6, 2019, and the years ended December 31, 2018 and 2017 for F-star GmbH and F-star Beta are set forth below. Historical financial statements of F-star reflect the results of operations and historical financial position and financial performance of F-star Delta only, as the accounting acquirer, for the years ended December 31, 2018 and 2017. F-star, the legal acquirer of the F-star Group Entities, is an entity with no historical operations and was created solely for the purpose of effecting the corporate reorganization. For accounting purposes, F-star is not deemed substantive and not deemed the accounting acquirer.

F-star Delta’s financial information is included for the full year ended December 31, 2019 within the consolidated F-star financial statements and hence no separate financial information is presented for F-star Delta in the period to May 6, 2019. The selected historical financial data as of and for the period ended May 6, 2019 and the years ended December 31, 2019, 2018 and 2017 has been derived from the audited historical financial statements of the Entities, which are included elsewhere in this proxy statement/prospectus (see table below). F-star prepares its financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The historical financial data for the years ended December 31, 2018 and 2017 has been restated for F-star (F-star Delta, the accounting acquirer). See Note 4.9 of the F-star audited consolidated financial statements for the year ended December 31, 2019. Following a management review of the presentation of the statement of (loss)/income for the current reporting period, it was determined that a “by function” presentation would provide more reliable and relevant information to the users of F-star and F-star Beta financial statements. See Note 2.1 to audited financial statements of F-star and Note 2.1 to the audited financial statements of F-star Beta.

The historical results of the Entities are not necessarily indicative of future performance. You should read the information in this section in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements,” and F-star Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the historical financial statements of the Entities that are included elsewhere in this proxy statement/ prospectus. F-star’s IFRS historical financial statements and information are not comparable to Spring Bank’s U.S. GAAP historical financial statements and information included in this proxy statement/ prospectus. Furthermore, because the financial statements of F-star and F-star Beta are presented in pounds sterling and the financial statements of F-star GmbH are presented in euro and not in U.S. dollars, they are not directly comparable to Spring Bank’s financial statements and financial information included in this proxy statement/ prospectus.

Entities Included in the F-star Consolidated Financial Statements

	Six Months Ended June 30,		Years Ended December 31,
Entities	2020	2019	2019	2018	2017
F-star Delta	Full 6 months	Full 6 months	Full Year	Full Year	Full Year
F-star	Full 6 months	May 7, 2019 to June 30, 2019	May 7, 2019 to December 31, 2019	—	—
F-star GmbH	Full 6 months	May 7, 2019 to June 30, 2019	May 7, 2019 to December 31, 2019	—	—
F-star Beta	Full 6 months	May 7, 2019 to June 30, 2019	May 7, 2019 to December 31, 2019	—	—
F-star Alpha	Full 6 months	May 7, 2019 to June 30, 2019	May 7, 2019 to December 31, 2019	—	—

The financial results of F-star Alpha, F-star Beta and F-star GmbH are consolidated from and as a result of the reorganization on May 7, 2019, with F-star Delta as the accounting acquirer.

F-star Therapeutics Limited (“F-star”)

(all amounts are presented in GBP)

Unaudited Condensed Consolidated Statement of Comprehensive Loss

	6 months ended June 30,
	2020	2019	Change
	(in thousands)
Revenue	£1,537	£20,154	(£18,616)
Costs related to collaborative arrangements	(333)	(17,437)	17,104
Research and development costs	(7,423)	(9,575)	2,152
General and administrative expenses	(4,960)	(3,764)	(1,196)
Other income	371	—	371
Other expenses	(1,282)	(243)	(1,040)

Loss from operations	(12,090)	(10,865)	(1,225)
Fair value losses on financial liabilities at fair value through profit or loss (FVTPL)	(1,509)	—	(1,509)
Finance income	8	1	7
Finance costs	(438)	—	(438)

Loss before tax from continuing operations	(14,028)	(10,864)	(3,164)
Income tax credit	2,692	756	1,936

Loss for the year attributable to equity holders of the parent	(£11,336)	(£10,108)	(£1,228)
Basic and diluted loss per share	(£0.64)	(£0.86)	£0.22

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	(in thousands, except per share data)
		(Restated)	(Restated)
	2019	2018	2017
Revenue	£21,882	£29,997	£11,027
Costs related to collaborative arrangements	(17,960)	(13,892)	(6,346)
Research & development expense	(32,673)	—	—
General & administrative expense	(12,295)	(399)	(616)
Other income	113	—	—
Other gains	310	195	71

(Loss)/ profit from operations	(40,622)	15,900	4,136
Fair value losses on financial liabilities at fair value through profit or loss (FVTPL)	(1,106)	—	—
Finance income	8	4	—
Finance costs	(256)	—	—

(Loss)/ profit before tax from continuing operations	(41,976)	15,905	4,136

Income tax credit/(charge)	7,016	(2,636)	(657)

(Loss)/ profit for the year attributable to equity holders of the parent	(34,959)	13,269	3,479

Items that may be reclassified to profit or loss in subsequent periods:
Foreign exchange arising on consolidation	77	—	—

Other comprehensive income for the period	77	—	—

Total comprehensive (loss)/ income attributable to owners of the parent	(£34,882)	£13,269	£3,479
(Loss)/earnings per share for profit attributable to the shareholders of the parent:
(Loss)/earnings per share	(£ 2.37)	£1.47	£0.38
(Loss)/earnings per share, after dilution	(£ 2.37)	£1.47	£0.38

The historical financial statements of F-star reflect the results of operations and historical financial position and financial performance of F-star Delta only, as the accounting acquirer, for the years ended December 31, 2018 and 2017.

Selected Statements of Financial Position Data

	As of December 31,
	(in thousands)
		(Restated)	(Restated)
	2019	2018	2017
Cash and cash equivalents	£3,736	£6,458	£3,780
Total assets	53,102	24,979	13,964
Total liabilities	24,570	9,118	10,485
Issued capital	178	—	—
(Accumulated losses)/ retained earnings	(16,908)	15,861	3,479
Total equity	£28,532	£15,861	£3,479

Selected Statement of Cash Flows Data

	As of December 31,
	(in thousands)
	2019	2018	2017
Net cash (used in)/ generated from operating activities	(£16,557)	£12,298	£13,627
Net cash generated from/ (used in) investing activities	4,105	(9,620)	(9,846)
Net cash generated from financing activities	£9,733	£—	£—

f-star Biotechnologische Forschungs-und Entwicklungsges, M.B.H. (“F-star GmbH”) (Predecessor)

(All amounts presented in EUR)

Consolidated Statements of Comprehensive Income

	Period Ended May 6,	Year Ended December 31,
	(in thousands, except per share data)
	2019	2018	2017
Revenue	€9,058	€21,088	€15,749
Other income	591	505	232
Raw materials and consumables used	(1,339)	(3,960)	(2,958)
Depreciation, amortization and loss on disposal	(454)	(835)	(559)
Employee expenses	(3,369)	(7,995)	(6,853)
Other expenses	(3,087)	(7,429)	(5,613)

Operating profit/ (loss)	1,399	1,375	(3)
Finance income	125	164	116
Finance costs	(109)	(223)	(201)

Net finance income/ (costs)	16	(60)	(85)

Profit/(loss) before tax on ordinary activities	1,415	1,315	(88)
Income tax (charge)/ credit	(49)	195	225

Profit for the period	1,366	1,510	137

Earnings per share	€2.26	€2.50	€0.23
Earnings per share, after dilution	€2.15	€2.50	€0.23

Selected Consolidated Statements of Financial Position Data

	As of May 6,	As of December 31,
	(in thousands)
	2019	2018	2017
Cash and cash equivalents	€849	€2,053	€3,133
Total assets	19,949	18,543	13,598
Total liabilities	20,518	20,019	9,696
Share capital—ordinary	605	605	605
Accumulated losses	(32,533)	(33,836)	(28,328)
Total shareholders’ (deficit)/ equity	(€569)	(€1,477)	€3,902

Selected Consolidated Statements of Cash Flows Data

	Period Ended May 6,	Year Ended December 31,
	(in thousands)
	2019	2018	2017
Net cash flows (used in) / generated from operating activities	(€2,253)	€6,680	(€273)
Net cash flows generated from/ (used in) investing activities	127	(7,518)	(4,217)
Net cash flows generated from/ (used in) financing activities	€845	(€217)	€2,079

F-star Beta Limited (“F-star Beta”) (Predecessor)

(All amounts presented in GBP)

Statements of Comprehensive Income

	Period Ended May 6,	Year Ended December 31,
	(in thousands, except per share data)
	2019	2018	2017
Revenue	£7,903	£17,394	£14,993
Costs related to collaborative arrangements	(1,864)	(6,719)	(3,289)
Research and development costs	(5,106)	(12,049)	(11,933)
General and administrative expenses	(909)	(345)	(352)
Other gains	—	1	165
Other expenses	(58)	(20)	—

Loss on operations	(34)	(1,738)	(414)
Finance costs	(103)	(145)	(102)

Loss before tax on continuing operation	(137)	(1,883)	(516)
Corporation tax benefit	639	2,416	705

Profit for the year and total comprehensive income attributable to the equity holders of the parent	£502	£533	£189

Earnings per share	£0.05	£0.06	£0.02
Earnings per share, after dilution	£0.05	£0.06	£0.02

Selected Statements of Financial Position Data

	As of May 6,	As of December 31,
	(in thousands)
	2019	2018	2017
Cash and cash equivalents	£915	£5,709	£1,910
Total assets	5,727	9,408	5,030
Total liabilities	13,704	18,575	5,421
Issued capital	—	—	—
Accumulated losses	(7,977)	(9,167)	(391)
Total equity	(£7,977)	(£9,167)	(£391)

Selected Statement of Cash Flows Data

	Period Ended May 6,	Year Ended December 31,
	(in thousands)
	2019	2018	2017
Net cash (used in)/ generated from operating activities	(£4,621)	£242	(£2,959)
Net cash used in investing activities	(50)	(2,424)	—
Net cash (used in)/ generated from financing activities	(£123)	£5,981	£2,667

Comparative Historical and Unaudited Pro Forma Per Share Data

The following information does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The information below reflects the historical net loss and book value per share of Spring Bank common stock and the historical net loss and book value per share of F-star common and preferred shares in comparison with the unaudited pro forma net loss and book value per share after giving effect to the Exchange on a pro forma basis. The pro forma amounts are presented for illustrative purposes only and are not necessarily indicative of what the financial position, results of operations or per share information of the company would have been if Spring Bank and F-star had effected the Exchange as of or for the periods presented.

You should read the information below in conjunction with the audited and unaudited consolidated financial statements of each of Spring Bank and F-star included in this proxy statement/prospectus and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus.

	Six Months Ended June 30, 2020	Year Ended December 31, 2019
Spring Bank Historical Per Common Share Data:
Basic and diluted net loss per share	$(0.88)	$(1.46)
Book value per share	$1.35	$2.15
F-star Historical Per Common Share Data:
Basic and diluted net loss per share	£(0.64)	£(2.37)
Book value per share	£1.15	£2.08
F-star and Spring Bank Combined Unaudited Pro Forma Data:
Basic and diluted net loss per share	$(0.77)	$(1.62)
Book value per share	$1.31

MARKET PRICE AND DIVIDEND INFORMATION

Spring Bank common stock is listed on the Nasdaq Capital Market under the symbol “SBPH”. F-star is a private company and shares of F-star common stock and F-star preferred stock are not publicly traded. The closing price of Spring Bank common stock on July 29, 2020, the last trading day prior to the public announcement of the Exchange, was $2.08 per share, and the closing price of Spring Bank common stock was $1.40 on October 19, 2020, each as reported on the Nasdaq Capital Market. These closing sale prices are not necessarily indicative of the price at which the common stock of the combined company will trade after the Closing. Because the market price of Spring Bank common stock is subject to fluctuation, the market value of the shares of Spring Bank common stock that F-star shareholders will be entitled to receive in the Exchange may increase or decrease.

Assuming approval of Proposal Nos. 1, 2, and 3 and successful application for initial listing on the Nasdaq Capital Market, following the consummation of the Exchange, the Spring Bank common stock will be listed on the Nasdaq Capital Market and will trade under the symbol “FSTX”.

As of October 7, 2020, the Record Date for the Special Meeting, there were approximately 70 holders of record of Spring Bank common stock. As of October 7, 2020, F-star had 20 holders of record of F-star common stock and 8 holders of record of F-star preferred stock. For detailed information regarding the beneficial ownership of certain Spring Bank stockholders upon consummation of the Exchange, see the section titled “Principal Stockholders of the Combined Company” in this proxy statement/prospectus.

Dividends

Spring Bank has never declared or paid any cash dividends on the Spring Bank common stock and does not anticipate paying cash dividends on the Spring Bank common stock for the foreseeable future.

Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Exchange will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below and those described in the section of this proxy statement/prospectus titled “Forward-Looking Statements” before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with the business of Spring Bank because these risks may also affect the combined company—these risks can be found in Spring Bank’s Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

Risks Related to the Exchange

The Exchange Ratio set forth in the Exchange Agreement is not adjustable based on the market price of Spring Bank common stock, so the Exchange consideration at the Closing may have a greater or lesser value than at the time the Exchange Agreement was signed. As described in the Exchange Agreement, the Exchange Ratio may be adjusted depending on Spring Bank’s net cash at Closing, the timing of Closing, the amount of gross proceeds received in the Pre-Closing Financing and the pre-money valuation attributed to F-star in the Pre-Closing Financing such that the Spring Bank security holders and F-star securityholders may own more or less of the combined company that presented in this proxy statement/prospectus.

At the Closing, each ordinary share of F-star will be sold to Spring Bank in exchange for a number of shares of Spring Bank common stock based on the Exchange Ratio, rounded down to the nearest whole share of Spring Bank common stock after aggregating all fractional shares issuable to each Seller. The Exchange Agreement provides that the Exchange Ratio will be adjusted (i) to the extent that Spring Bank’s expected net cash as of Closing is less than $15.0 million or greater than $17.0 million, (ii) to the extent that F-star does not raise at least $25.0 million in the Pre-Closing Financing (as defined below) at a pre-money valuation, or the valuation of F-star prior to receiving any proceeds from the Pre-Closing Financing, of at least $35.0 million, and (iii) to account for the actual proceeds raised in the Pre-Closing Financing. Because the Closing will occur after September 30, 2020, the $15.0 million and $17.0 million thresholds will each be reduced by $250,000 on October 30, 2020 and on the last day of each 30-day period thereafter until the Closing occurs. The parties currently expect the Closing to occur on or about November 20, 2020. F-star currently expects to raise $15.0 million in the Pre-Closing Financing, and Spring Bank currently expects to have net cash of approximately $13.0 million at Closing. The assumed valuations and Exchange Ratio may change, resulting in adjustments to the Exchange Ratio that are described further in this proxy statement/prospectus under the section titled “The Exchange Agreement – Transaction Consideration and Adjustment” and in the Exchange Agreement.

Immediately following the Closing and assuming an Exchange Ratio of 0.4277 (which assumes both that Spring Bank will have net cash of $13.0 million at Closing, the $15.0 million and $17.0 million net cash thresholds will each be reduced by $250,000 on October 30, 2020, and that F-star raises $15.0 million in the Pre-Closing Financing), the Spring Bank securityholders and the holders of F-star’s share capital (including all F-star shares issued in connection with the F-star Note Conversion, the F-star Share Conversion (each as defined below) and Pre-Closing Financing) are expected to own approximately 47.5% and 52.5%, respectively, of the outstanding capital stock of the combined company. The final Exchange Ratio may vary from the estimated Exchange Ratio presented in this proxy statement/information such that the holders of F-star share capital and Spring Bank securityholders may own more or less of the combined company than estimated in this proxy statement/information statement.

For purposes of the Exchange Agreement, Spring Bank’s net cash at closing is subject to certain reductions, including, without limitation, accounts payable, accrued expenses, current liabilities payable in cash, unpaid expenses related to the Exchange and certain other unpaid obligations, including outstanding lease obligations. In the event the amount of Spring Bank’s cash is smaller or such reductions are greater than anticipated, Spring Bank’s securityholders could hold a significantly smaller portion of the combined company.

Any changes in the market price of Spring Bank common stock before the completion of the Exchange will not affect the number of shares of Spring Bank common stock issuable to the F-star securityholders pursuant to the Exchange Agreement. Therefore, if before the completion of the Exchange, the market price of Spring Bank common stock declines from the market price on the date of the Exchange Agreement, then the F-star securityholders could receive Exchange consideration with substantially lower value than the value of the Exchange consideration on the date of the Exchange Agreement. Similarly, if before the completion of the Exchange, the market price of Spring Bank common stock increases from the market price of Spring Bank common stock on the date of the Exchange Agreement, then F-star’s securityholders could receive Exchange consideration with substantially greater value than the value of the Exchange consideration on the date of the Exchange Agreement. Because the Exchange Ratio does not adjust as a result of changes in the market price of Spring Bank common stock, for each one percentage point change in the market price of Spring Bank common stock, there is a corresponding one percentage point rise or decline, respectively, in the value of the total Exchange consideration payable to the F-star securityholders pursuant to the Exchange Agreement.

F-star may not obtain sufficient funding in the Pre-Closing Financing and may require additional financing.

Immediately following the Closing and assuming an Exchange Ratio of 0.4277, the Spring Bank securityholders and holders of F-star’s share capital (including all F-star shares issued in connection with the F-star Note Conversion, the F-star Share Conversion and Pre-Closing Financing) are expected to own approximately 47.5% and 52.5%, respectively, of the outstanding capital stock of the combined company. This percentage of ownership assumes that Spring Bank will have approximately $13.0 million in net cash at Closing and that F-star raises $15.0 million in the Pre-Closing Financing. In the event that F-star raises more or less than $15.0 million in the Pre-Closing Financing, the anticipated percentage of ownership of the combined company by holders of share capital of F-star will be more or less than presently estimated. If Spring Bank holds less cash at the time of the Closing than the parties currently expect, or F-star raises less in the Pre-Closing Financing than anticipated, the combined company will need to raise additional capital sooner than currently expected to fund its planned operations.

Spring Bank stockholders may not receive any payment on the CVRs and the CVRs may otherwise expire valueless.

Pursuant to the Exchange Agreement and the CVR Agreements, each share of Spring Bank common stock held by Spring Bank stockholders as of a record date immediately prior to the Closing will receive a dividend of (i) one contingent value right entitling these holders to receive payments in connection with certain transactions involving Spring Bank’s proprietary STING agonist compound (the “STING Agonist CVR”), and (ii) one contingent value right entitling these holders to receive payments in connection with certain transactions involving Spring Bank’s proprietary STING antagonist compound (the “STING Antagonist CVR” and, together with the STING Agonist CVR, the “CVRs”).

The right of Spring Bank stockholders to receive any future payment on or to derive any value from the CVRs will be contingent solely upon the achievement of the events specified in the CVR Agreements within the time periods specified in the CVR Agreements and the consideration received being greater than any amounts permitted to be retained or deducted by Spring Bank under the CVR Agreements. The combined company may not be able to successfully achieve the development of Spring Bank’s Agonist or Antagonist compounds in a manner or within a time period that would generate payment pursuant to the CVR Agreements. If these payment triggering events are not achieved for any reason within the time periods specified in the CVR Agreements or the consideration received for these events is not greater than the amounts permitted to be retained or deducted by Spring Bank, no payments will be made under the CVRs, and the CVRs will expire valueless.

Furthermore, the CVRs will be unsecured obligations of the combined company and all payments under the CVRs, all other obligations under the CVR Agreement and the CVRs and any rights or other related claims will be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined company. Finally, the U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments on, the CVRs, and there can be no assurance that the Internal Revenue Service would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs. Please review the information in the section titled “Agreements Related to the Share Exchange—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs to U.S. Holders” for a more complete description of the material U.S. federal income tax consequences of the receipt of, and payments on, the CVRs.

The U.S. federal income tax treatment of the CVRs is unclear.

The U.S. federal income tax treatment of the CVRs is subject to substantial uncertainty. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments under, the CVRs, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position that could potentially result in adverse U.S. federal income tax consequences to holders of the CVRs.

In particular, as discussed in the section titled “Agreements Related to the Exchange—Contingent Value Rights Agreements—Material U.S. Federal Income Tax Consequences of the CVRs to U.S. Holders,” absent a change in law requiring otherwise, Spring Bank intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction”. Therefore, absent a change in law requiring otherwise, for U.S. federal income tax purposes, Spring Bank will not report the issuance of the CVRs as a current distribution of property with respect to its common stock and will instead report each future cash payment (if any) on the CVRs as a distribution with respect to Spring Bank’s common stock in the year in which such payment is made. It is possible that the IRS could assert that the issuance of the CVRs is not an “open transaction” and that the Spring Bank stockholders are treated as having received a distribution of property equal to the fair market value of the CVRs on the date the CVRs are distributed, which could be taxable to Spring Bank stockholders without the corresponding receipt of cash. In addition, it is possible that the IRS or a court could determine that the issuance of the CVRs (and/or any payments thereon) and the reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes with the CVRs constituting taxable “boot” received in such recapitalization exchange. In such case, the tax consequences of the CVRs and the Reverse Stock Split would differ from those described in this proxy statement/prospectus, including with respect to the timing and character of income.

Failure to complete the Exchange may result in either Spring Bank or F-star paying a termination fee to the other party and could significantly harm the market price of Spring Bank common stock and negatively affect the future business and operations of each company.

If the Exchange is not completed and the Exchange Agreement is terminated under certain circumstances, the terminating party may be required to pay the other party a termination fee of $2.0 million. In addition, under certain conditions, Spring Bank may be required to reimburse F-star for up to $750,000 of F-star’s out-of-pocket expenses. Even if a termination fee or expenses of the other party are not payable in connection with a termination of the Exchange Agreement, each of Spring Bank and F-star have incurred significant fees and expenses, which must be paid whether or not the Exchange is completed. Further, if the Exchange is not completed, it could significantly harm the market price of Spring Bank common stock.

In addition, if the Exchange Agreement is terminated and the Spring Bank Board of Directors (the “Spring Bank Board”) or the F-star Board of Directors determines to seek another business combination or strategic transaction, there can be no assurance that either Spring Bank or F-star will be able to find a partner and close an alternative transaction on terms that are as favorable or more favorable than the terms set forth in the Exchange Agreement.

The issuance of Spring Bank common stock in the Exchange pursuant to the Exchange Agreement, the resulting change in control from the Exchange, the Reverse Stock Split and the Spring Bank Name Change must be approved by Spring Bank stockholders. Failure to obtain these approvals and failure of any other closing conditions to the Exchange Agreement would prevent the Closing and Exchange.

Before the Exchange can be completed, the Spring Bank stockholders must approve the issuance of Spring Bank common stock in the Exchange. Failure to obtain the required stockholder approval may result in a material delay in, or the abandonment of, the Exchange. Even if these matters are approved by the Spring Bank stockholders, certain other specified conditions set forth in the Exchange Agreement must be satisfied or waived to complete the Exchange. Spring Bank and F-star cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Exchange will not occur or will be delayed, and Spring Bank or F-star each may lose some or all of the intended benefits of the Exchange. Any delay in completing the Exchange may materially adversely affect the timing and benefits that are expected to be achieved from the Exchange.

The Exchange may be completed even though certain events occur prior to the Closing that materially and adversely affect Spring Bank or F-star.

The Exchange Agreement provides that either Spring Bank or F-star can refuse to complete the Exchange if there is a material adverse change affecting the other party between the date of the Exchange Agreement and the Closing. However, certain types of changes do not permit either party to refuse to complete the Exchange, even if this change could have a material adverse effect on Spring Bank or F-star, including:

•

general business or economic conditions affecting the industries in which Spring Bank or F-star, as applicable, operates and general conditions in financial markets to the extent these general conditions do not disproportionately affect Spring Bank and F-star, respectively;

•

with respect to Spring Bank, any change in its stock price or trading volume excluding any underlying effect that may have caused such change, unless this effect is otherwise exempt from causing a material adverse effect under the Exchange Agreement;

•	failure to meet internal or analysts’ expectations or projections for results of operations;

•

failure to meet expectations regarding, or changes in expectations regarding, clinical trial program or study progress and, subject to certain exceptions, the occurrence of adverse events or serious adverse events in a clinical trial program;

•	any effect resulting from the performance of obligations under the Exchange Agreement or the announcement of the Exchange or any related transactions;

•

natural disasters, acts of terrorism, sabotage, military action or war or any escalation or worsening of military actions or wars, or any viruses, pandemics, epidemic or other outbreaks of illness or public health events, or any spread or worsening of these events (including worsening of the COVID-19 (as defined below) pandemic), or any other circumstance that may be considered a force majeure event;

•

certain changes in, or any compliance with or action taken for the purpose of complying with, applicable laws or generally accepted accounting principles in the United States (“U.S. GAAP”), International Financial Reporting Standards or related interpretations provided these matters do not disproportionately affect Spring Bank or F-star, respectively;

•	actions taken by Spring Bank as reasonably necessary to comply with the Exchange Agreement or as otherwise permitted by the Exchange Agreement;

•	a government authority’s rejection or non-acceptance of intellectual property filings and applications;

•	regulatory action or the announcement of regulatory action regarding potentially competitive products or product candidates; and

•	stockholder litigation arising from or relating to the Exchange Agreement or the Exchange.

If adverse changes occur and Spring Bank and F-star still complete the Exchange, the market price of the combined company’s common stock may suffer. This in turn may reduce the value of the Exchange to the stockholders of Spring Bank, F-star or both.

Some Spring Bank and F-star officers and directors have interests in the Exchange that are different from the respective stockholders of Spring Bank and F-star and that may influence them to support or approve the Exchange without regard to the interests of the respective stockholders of Spring Bank or F-star.

Certain officers and directors of Spring Bank and F-star participate in arrangements that provide them with interests in the Exchange that are different from the interests of the respective stockholders of Spring Bank and F-star. For example, certain members of the Spring Bank Board and executive officers of Spring Bank have interests in the Exchange that may be different from, or in addition to, the interests of the Spring Bank stockholders. These interests relate to or arise from, among other things, (i) severance payments to which certain of Spring Bank’s executive officers will be entitled following completion of the Exchange as a result of termination of employment under certain circumstances, (ii) the accelerated vesting of certain of the equity awards held by Spring Bank’s executive officers and directors in connection with the completion of the Exchange, and (iii) the fact that certain current directors of Spring Bank, will continue as directors of the combined company after the Closing, each of which could influence them to support the Exchange.

Spring Bank and F-star securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the Closing as compared to their current ownership and voting interest in the respective companies.

If the proposed Exchange is completed, the current securityholders of Spring Bank and F-star will own a smaller percentage of the combined company than their ownership in their respective companies prior to the Exchange. The issuance of shares of Spring Bank common stock to securityholders of F-star in the Exchange will reduce significantly the relative voting power of each share of Spring Bank common stock held by its current stockholders and will reduce the relative voting power of each share of F-star share capital held by current F-star securityholders. Consequently, Spring Bank stockholders as a group and the F-star securityholders as a group will have less influence over the management and policies of the combined company after the Exchange than prior to the Exchange.

In addition, the eight member board of directors of the combined company will initially include three individuals designated by Spring Bank and five individual designated by F-star. Consequently, securityholders of Spring Bank and F-star will be able to exercise less influence over the management and policies of the combined company following the Closing than they currently exercise over the management and policies of their respective companies.

Spring Bank stockholders and F-star securityholders may not realize a benefit from the Exchange commensurate with the ownership dilution they will experience in connection with the Exchange.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the Exchange, Spring Bank stockholders and F-star securityholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving the expected commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the expected strategic and financial benefits currently anticipated from the Exchange.

During the pendency of the Exchange, Spring Bank and F-star may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Exchange Agreement, which could adversely affect their respective businesses.

Subject to certain limited exceptions, covenants in the Exchange Agreement impede the ability of Spring Bank and F-star to make acquisitions or to complete other transactions that are not in the ordinary course of business pending completion of the Exchange. As a result, if the Exchange is not completed, the parties may be at a disadvantage to their competitors during this period. In addition, while the Exchange Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties. These transactions could be favorable to Spring Bank’s or F-star’s securityholders.

The pendency of the Exchange could have an adverse effect on the trading price of Spring Bank common stock and its business, financial condition and prospects.

The pendency of the Exchange could disrupt Spring Bank’s business in many ways, including:

•	the attention of its management and employees may be directed toward the completion of the Exchange and related matters and may be diverted from Spring Bank’s day-to-day business operations; and

•

third parties may seek to terminate or renegotiate their relationships with Spring Bank as a result of the Exchange, whether pursuant to the terms of their existing agreements with Spring Bank or otherwise.

Should they occur, any of these matters could adversely affect the trading price of Spring Bank common stock or harm Spring Bank’s business, financial condition and prospects.

The lack of a public market for F- star shares makes it difficult to evaluate the value of F-star share capital. The F-star securityholders may receive shares of Spring Bank common stock in the Exchange that have a value that is less than, or greater than, the fair market value of the F-star share capital.

The outstanding share capital of F-star is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of F-star. Because the percentage of Spring Bank common stock to be issued to F-star securityholders was determined based on negotiations between the parties, it is possible that the value of Spring Bank common stock to be received by F-star securityholders will be less than the fair market value of F-star, or Spring Bank may pay more than the aggregate fair market value for F-star.

Spring Bank is substantially dependent on its employees to facilitate the consummation of the Exchange.

Spring Bank’s ability to successfully complete the Exchange depends in large part on its ability to retain certain personnel. Despite Spring Bank’s efforts to retain these employees, one or more may terminate their employment with Spring Bank on short notice. The loss of the services of certain employees could potentially harm Spring Bank’s ability to consummate the Exchange, to run its day-to-day business operations, as well as to fulfill its reporting obligations as a public company.

Litigation relating to the Exchange could require Spring Bank or F-star to incur significant costs and suffer management distraction, and could delay or enjoin the Exchange.

As described in the section “Spring Bank Business—Legal Proceedings,” certain Spring Bank stockholders have filed complaints against Spring Bank, members of the Spring Bank Board and/or F-star relating to the Exchange and the registration statement filed in connection therewith. Spring Bank and F-star could be subject to additional demands or litigation related to the Exchange, whether or not the Exchange is consummated. While each of the defendants intends to vigorously defend themselves against these actions and believe these actions are without merit, there can be no assurance that any defendant, including Spring Bank and F-star, will be successful. The currently filed actions and any future actions may create uncertainty relating to the Exchange, or delay or enjoin the Exchange, result in substantial costs to Spring Bank or F-star and divert management time and resources.

Risks Related to the Proposed Reverse Stock Split

The proposed Reverse Stock Split may not increase the combined company’s stock price over the long-term.

One of the purposes of the proposed Reverse Stock Split is to increase the per-share market price of the Spring Bank common stock. It cannot be assured, however, that the proposed Reverse Stock Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of Spring Bank common stock will proportionally increase the market price of Spring Bank common stock, it cannot be assured that the proposed Reverse Stock Split will increase the market price of Spring Bank common stock by a multiple of the proposed Reverse Stock Split ratio, or result in any permanent or sustained increase in the market price of Spring Bank common stock, which is dependent upon many factors, including the combined company’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of the combined company might meet the listing requirements for the Nasdaq Capital Market initially, it cannot be assured that it will continue to do so.

The proposed Reverse Stock Split may decrease the liquidity of the combined company’s common stock.

The liquidity of the combined company’s common stock could be adversely affected by the reduced number of shares outstanding after the proposed Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for Spring Bank common stock.

The proposed Reverse Stock Split may lead to a decrease in the combined company’s overall market capitalization.

Should the market price of the combined company’s common stock decline after the proposed Reverse Stock Split, the percentage decline may be greater, due to the lesser number of shares outstanding, than it would have been prior to the proposed Reverse Stock Split. A reverse stock split may be viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the proposed Reverse Stock Split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of Spring Bank common stock will remain the same after the proposed Reverse Stock Split is effected, or that the proposed Reverse Stock Split will not have an adverse effect on the stock price of Spring Bank common stock due to the reduced number of shares outstanding after the proposed Reverse Stock Split.

Risks Related to the Combined Company

The market price of the combined company’s common stock following the Exchange may decline as a result of the Exchange.

The market price of the combined company’s common stock may decline as a result of the Exchange for a number of reasons, including if:

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investors react negatively to the Exchange, Spring Bank’s reasons for the Exchange or the prospects of the combined company’s product candidates, business and financial condition following the Exchange;

•	the effect of the Exchange on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the combined company does not achieve the perceived benefits of the Exchange as rapidly or to the extent anticipated by financial or industry analysts.

The combined company’s stock price is expected to be volatile, and the market price of its common stock may drop following the Exchange.

The market price of the combined company’s common stock following the Exchange could be subject to significant fluctuations following the Exchange. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•	any delay in the commencement, enrollment and ultimate completion of clinical trials;

•	results of clinical trials of existing and future product candidates, or those of the combined company’s competitors;

•	variations in the combined company’s financial results or those of companies that are perceived to be similar to the combined company;

•	regulatory or legal developments in the United States or other countries;

•	inability to obtain adequate product supply for any approved drug, or the inability to do so at acceptable prices;

•	the success of competitive therapies;

•	market conditions in the pharmaceutical and biotechnology sectors, and the issuance of new or changed securities analysts’ reports or recommendations;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the combined company or the combined company’s competitors;

•	significant lawsuits, including patent or stockholder litigation;

•	additions or departures of key scientific or management personnel;

•	general economic, industry and market conditions; and

•	failure to maintain compliance with the continued listing requirements of The Nasdaq Capital Market.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

The combined company will need to raise additional capital by issuing securities or debt or through licensing or other strategic arrangements, which may cause dilution to the combined company’s stockholders or restrict the combined company’s operations or impact its proprietary rights.

If either or both of Spring Bank or F-star hold less cash at the time of the Closing than the parties currently expect, the combined company will need to raise additional capital sooner than expected. The combined company will also generally need to raise substantial additional capital to support its planned operations. Additional financing may not be available to the combined company when it needs it or may not be available on favorable terms. In addition, the combined company’s ability to obtain future funding when needed may be particularly challenging in light of the uncertainties and circumstances regarding the COVID-19 pandemic. To the extent that the combined company raises additional capital by issuing equity securities, this issuance may cause significant dilution to the combined company’s stockholders’ ownership. The terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing, partnering or other strategic arrangements, it may be necessary to relinquish rights to some of the combined company’s technologies or product candidates and proprietary rights, or grant licenses on terms that are not favorable to the combined company.

Following the Exchange, the combined company may be unable to integrate successfully the businesses of Spring Bank and F-star and realize the anticipated benefits of the Exchange.

The Exchange involves the combination of two companies which currently operate as independent companies. Following the Exchange, the combined company will be required to devote management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the Exchange if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

•	complexities associated with managing the combined businesses;

•	integrating personnel from the two companies;

•	creation of uniform standards, controls, procedures, policies and information systems;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Exchange; and

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Exchange and integrating the companies’ operations.

In addition, Spring Bank and F-star have operated and, until the completion of the Exchange, will continue to operate, independently. It is possible that the integration process also could result in the diversion of the combined company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain relationships with customers, suppliers and employees or the ability to achieve the anticipated benefits of the Exchange, or could otherwise adversely affect the business and financial results of the combined company.

If the assets subject to the CVR Agreements are not disposed of in a timely manner, the combined company may have to incur time and resources to wind down or dispose of such assets.

In connection with the Exchange, Spring Bank stockholders will receive two separate CVRs for each outstanding share of Spring Bank common stock held by such stockholder immediately prior to the Closing, each representing the non-transferable contractual right to receive certain contingent payments from the combined company upon the occurrence of certain events within agreed time periods relating to the disposition by the combined company of certain STING pathway assets of Spring Bank. See the section titled “Agreements Related to the Exchange—Contingent Value Rights Agreements” included in this proxy statement/prospectus. Pursuant to the terms of the CVR Agreements, the holders of Spring Bank common stock prior to the closing, rather than the holders of the combined company’s common stock, are the primary recipients of any net proceeds of the disposition of the assets subject to the CVR Agreements. Absent such CVR Agreements, the combined company could have allocated such funds, time and resources to its core programs and the foregoing could be a distraction to the combined company’s management and employees. As a result, the combined company’s operations and financial condition may be adversely affected.

The combined company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses that F-star did not incur as a private company, including costs associated with public company reporting requirements. The combined company will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. These rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time consuming and costly. For example, the combined company’s management team will consist of certain executive officers of F-star prior to the Exchange. These executive officers and other personnel will need to devote substantial time regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company’s board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.

If securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue an adverse or misleading opinion regarding the combined company’s stock, the combined company’s stock price and trading volume could decline.

The trading market for the combined company’s common stock may be influenced by the research and reports that industry or securities analysts publish about the combined company’s business. If any of the analysts who cover the combined company issue an adverse or misleading opinion regarding the combined company, the combined company’s business model, intellectual property or stock performance, or if the combined company’s preclinical studies or clinical trials and operating results fail to meet the expectations of analysts, the combined company’s stock price would likely decline. If one or more of these analysts cease coverage of the combined company or fail to publish reports on the combined company regularly, the combined company could lose visibility in the financial markets, which in turn could cause the combined company’s stock price or trading volume to decline.

Spring Bank and F-star do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined organization will be your sole source of gain, if any, for the foreseeable future.

The pro forma financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined organization’s financial condition or results of operations following the completion of the Exchange.

The pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Exchange for several reasons. The pro forma financial statements have been derived from the historical financial statements of Spring Bank and F-star and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Exchange. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Exchange. The actual financial condition of the combined company following the Exchange may not be consistent with, or evident from, these pro forma financial statements. The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined organization’s financial condition following the Exchange. For more information, see the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus.

Because the Exchange will likely result in an ownership change under Section 382 of the Code for Spring Bank, Spring Bank’s pre-Exchange net operating loss (“NOL”) carryforwards and certain other tax attributes will potentially be subject to limitations.

As of December 31, 2019, Spring Bank had U.S. federal NOL carryforwards and state NOL carryforwards of $115.6 million and $116.5 million, respectively. If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code (“Section 382”), the corporation’s NOL carryforwards and certain other tax attributes arising before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds fifty percentage points over a rolling three-year period. Similar rules may apply under state tax laws. The Exchange will likely result in an ownership change for Spring Bank and, accordingly, Spring Bank’s NOL carryforwards and certain other tax attributes will potentially be subject to limitations (or disallowance) on their use after the Exchange. Additional ownership changes in the future could potentially result in additional limitations on Spring Bank’s and the combined company’s NOL carryforwards. Consequently, even if the combined company achieves profitability, it may not be able to utilize a material portion of the combined company’s NOL carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations. For more information on limitations on NOL carryforwards and certain other tax attributes, see ”Risk Factors—Risks Related to Spring Bank’s Common Stock—Spring Bank’s ability to use Spring Bank’s net operating loss and credit carryforwards to offset future taxable income may be subject to certain limitations,” below.

Risks Related to Spring Bank’s Financial Position and Capital Needs

If the Exchange is not completed, Spring Bank may not be able to otherwise source adequate liquidity to fund its operations, meet its obligations, and continue as a going concern.

While Spring Bank has entered into the Exchange Agreement with F-star, the Closing may be delayed or may not occur at all and there can be no assurance that the Exchange will deliver the anticipated benefits Spring Bank expects or enhance stockholder value. If the Exchange is not completed and the Exchange Agreement is terminated under certain circumstances, Spring Bank may be required to pay F-star a termination fee of $2.0 million. Even if a termination fee is not payable in connection with a termination of the Exchange Agreement, Spring Bank will have incurred significant fees and expenses, which must be paid whether or not the Exchange is completed.

Spring Bank does not expect to raise any additional funds prior to the completion of the Exchange. However, if for any reason the Exchange does not close, Spring Bank’s existing cash, cash equivalents and marketable securities as of June 30, 2020 would enable it to fund Spring Bank’s operating expenses and capital expenditure requirements for at least the next twelve months, excluding transaction costs associated with the Exchange (which Spring Bank expects to pay upon the Closing). If for any reason the Exchange does not close, Spring Bank will be required to obtain additional funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources in order to fund its operations. In addition, pursuant to the instructions to Form S-3, if Spring Bank files a new S-3 shelf registration statement, it would only have the ability to sell shares under such registration statement during any 12-month period in an amount less than or equal to one-third of the aggregate market value of its common stock held by non-affiliates, which is commonly referred to as Spring Bank’s “public float.” Adequate additional funding may not be available to it on acceptable terms or at all for a variety of reasons, including as a result of continuing uncertainty and volatility in the global capital markets as a result of the ongoing COVID-19 pandemic. Spring Bank’s failure to raise capital as and when needed would have a negative impact on Spring Bank’s financial condition and Spring Bank’s ability to pursue its business strategy, and Spring Bank may be forced to delay, reduce or eliminate Spring Bank’s research and development programs or any future commercialization efforts. Spring Bank does not have any committed external source of funds.

Spring Bank has based its expenditure estimates on assumptions that may prove to be wrong, and Spring Bank could deploy its available capital resources sooner than Spring Bank currently expects. Further, changing circumstances, some of which may be beyond Spring Bank’s control, could cause it to consume capital significantly faster than Spring Bank currently anticipates, and Spring Bank may need to seek additional funds sooner than planned. Spring Bank’s future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	initiation, progress, timing, costs and results of clinical trials of SB 11285;

•	initiation, progress, timing, costs and results of preclinical studies and clinical trials of Spring Bank’s STING antagonist candidates and any other product candidates Spring Bank may develop;

•	the number and characteristics of product candidates that Spring Bank discovers or in-license and develops;

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the outcome, timing and cost of seeking regulatory review by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that Spring Bank performs more studies than those Spring Bank currently expects;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and maintaining and enforcing other intellectual property rights;

•	subject to receipt of marketing approval, revenue, if any, received from commercial sales of SB 11285 and any other products;

•	the costs and timing of the implementation of commercial-scale manufacturing activities;

•	the costs and timing of establishing sales, marketing and distribution capabilities for any product candidates for which Spring Bank may receive regulatory approval; and

•	the costs of operating as a public company.

Even if Spring Bank is able to secure additional capital to provide it with necessary financial resources to pursue other options, it may continue to operate its business or attempt to pursue another strategic transaction like the Exchange, sell or otherwise dispose of its assets, or dissolve or liquidate the company. Some of these alternatives would be costly and time-consuming and would likely require that Spring Bank obtain additional funding. Spring Bank can make no assurances that it would be able to obtain additional financing or find a partner and close an alternative transaction on terms that are as favorable, or more favorable, than the terms set forth in the Exchange Agreement or that any such alternative transaction would be possible or successful, if pursued. Even if Spring Bank is able to pursue these alternatives, the failure to complete the Exchange may result in negative publicity and/or a negative impression of Spring Bank in the investment community, could significantly harm the market price of Spring Bank common stock and may affect Spring Bank’s relationship with employees and other partners in the business community.

If the Spring Bank Board were to decide to dissolve and liquidate Spring Bank’s assets, Spring Bank would be required to wind down its clinical trials, pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left, if any, to distribute to stockholders after paying its debts and other obligations and setting aside funds for reserves. In addition, Spring Bank may be subject to litigation or other claims related to a dissolution and liquidation. If a dissolution and liquidation were pursued, the Spring Bank Board, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Spring Bank common stock would likely lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of Spring Bank.

Spring Bank has incurred significant losses since Spring Bank’s inception and anticipates that Spring Bank will incur significant and increasing losses in the future.

Spring Bank does not have any products approved by regulatory authorities for marketing and has not generated any revenue from product sales, and Spring Bank continues to incur significant research, development and other expenses related to Spring Bank’s ongoing operations. As a result, Spring Bank is not profitable and has incurred losses in every reporting period since Spring Bank’s inception. For the years ended December 31, 2019 and 2018, Spring Bank reported a net loss of $24.1 million and $22.8 million, respectively. Spring Bank’s net loss for the six months ended June 30, 2020 was $14.7 million, and Spring Bank had an accumulated deficit of $140.9 million at June 30, 2020.

Spring Bank expects to continue to incur significant and increasing losses for the foreseeable future. Spring Bank anticipates these losses to increase as its expenses increase, and, if Spring Bank does not complete the Exchange, Spring Bank expects that Spring Bank’s expenses will increase if and as Spring Bank:

•	continues clinical development of SB 11285, Spring Bank’s lead STING agonist product candidate;

•	initiates and continues research and preclinical and clinical development efforts for Spring Bank’s other product candidates, including candidates from Spring Bank’s STING antagonist program;

•	seeks to identify and develop additional product candidates;

•	seeks regulatory and marketing approvals for Spring Bank’s product candidates that successfully complete clinical trials, if any;

•	establishes sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which Spring Bank may obtain marketing approval, if any;

•	requires the manufacture and supply of larger quantities of product candidates for clinical development and potentially commercialization;

•	maintains, expands and protects Spring Bank’s intellectual property portfolio; and

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adds operational, financial and management information systems and personnel, including personnel to support Spring Bank’s product development and help comply with Spring Bank’s obligations as a public company.

Spring Bank intends to expend a significant amount of Spring Bank’s limited resources on the development of Spring Bank’s sole clinical stage product candidate, SB 11285, for treatment of selected cancers, and may fail to capitalize on other technologies, product candidates or other indications that may be more profitable or for which there is a greater likelihood of success.

Spring Bank is focusing a significant amount of Spring Bank’s resources on the development of SB 11285, which concentrates the risk of product failure on one product candidate. SB 11285 may prove to be unsafe or ineffective. Because of this concentration of resources, Spring Bank may forego or delay development of other technologies, product candidates or other indications that later prove to have greater commercial potential.

Until recently, Spring Bank’s sole clinical stage product candidate was inarigivir soproxil, an investigational orally-administered RIG-I agonist compound, as a potential treatment for chronic hepatitis B virus (“HBV”). However, in January 2020, Spring Bank announced the discontinuation of the development of inarigivir in the interest of patient safety based on the occurrence of unexpected serious adverse events in Spring Bank’s Phase 2b chronic HBV CATALYST 2 trial. As a result, Spring Bank has refocused Spring Bank’s clinical development efforts on SB 11285, which is at a much earlier stage of development than inarigivir was when Spring Bank’s development program for that product candidate was discontinued.

Spring Bank’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Spring Bank’s spending on current and future research and development programs and product candidates may not yield any commercially viable products. If Spring Bank does not accurately evaluate the commercial potential or target market for a particular product candidate, Spring Bank may relinquish valuable rights to the candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for it to retain sole development and commercialization rights to the product candidate.

Risks Related to the Discovery, Development and Commercialization of Spring Bank’s Product Candidates

Spring Bank’s future success is substantially dependent on the successful clinical development, regulatory approval and commercialization of SB 11285 and will require significant capital resources and years of additional clinical development effort. If Spring Bank is unable to develop, obtain regulatory approval for or successfully commercialize SB 11285 or experience significant delays in doing so, Spring Bank’s business could be materially harmed.

Spring Bank does not have any products that have gained regulatory approval. As a result, Spring Bank’s business is dependent on Spring Bank’s ability to successfully complete clinical development of, obtain regulatory approval for, and, if approved, to successfully commercialize SB 11285 in a timely manner. The success of SB 11285 will depend on several factors, including the following:

•	successful completion of Spring Bank’s Phase 1a/1b clinical trial for SB 11285;

•	successful completion of additional studies to support additional clinical trials;

•	initiation and successful enrollment and completion of additional clinical trials;

•	safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority for marketing approval;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	the performance of Spring Bank’s collaborators;

•	establishment of supply arrangements with third-party raw materials suppliers and manufacturers;

•	establishment of arrangements with third-party manufacturers to obtain finished drug products that are appropriately packaged for sale;

•	obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	protection of Spring Bank’s rights in Spring Bank’s intellectual property portfolio;

•	successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval; and

•	commercial acceptance by patients, the medical community and third-party payors following any marketing approval.

Many of these factors are beyond Spring Bank’s control, including potential delays in its clinical trials as a result of the ongoing COVID-19 pandemic, the regulatory submission process, potential threats to Spring Bank’s intellectual property rights and the manufacturing, marketing and sales efforts of any collaborators. If Spring Bank is unable to develop, receive marketing approval for and successfully commercialize SB 11285 or experience delays because of any of these factors or otherwise, Spring Bank’s business could be substantially harmed.

Business interruptions resulting from the COVID-19 pandemic or similar public health crises could cause a disruption of the development of Spring Bank’s product candidates and adversely impact Spring Bank’s business.

Public health crises such as pandemics or similar outbreaks could adversely impact Spring Bank’s business. In December 2019, the coronavirus, which causes COVID-19, surfaced in Wuhan, China and has become a global pandemic affecting most regions and countries, including Massachusetts where Spring Bank’s primary office and laboratory space is located. The COVID-19 pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, shelter-in-place orders, travel restrictions and other public health safety measures, as well as reported adverse impacts on healthcare resources, facilities and providers, in Massachusetts, across the United States and in other countries. The COVID-19 pandemic has disrupted global supply chains, created global economic uncertainty and disrupted financial markets. The extent to which COVID-19 impacts Spring Bank’s operations or those of Spring Bank’s third-party partners will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and the actions to contain COVID-19 or address its impact in the short and long term, among others.

Additionally, timely initiation and completion of preclinical activities and clinical trials is dependent upon the availability of, for example, preclinical and clinical trial sites, researchers and investigators, regulatory agency personnel, and materials, which may be adversely affected by global health matters, such as pandemics. Spring Bank plans to conduct preclinical activities and clinical trials for Spring Bank’s investigational drug product candidates in geographies which are currently being affected by COVID-19.

Further, in response to the pandemic and in accordance with direction from state and local government authorities, Spring Bank has restricted access to Spring Bank’s facilities mostly to personnel and third parties who must perform critical activities that must be completed on-site, limited the number of such personnel that can be present at Spring Bank’s facilities at any one time, and requested that most of Spring Bank’s personnel work remotely. In the event that governmental authorities were to further modify current restrictions, Spring Bank’s employees conducting research and development activities may not be able to access Spring Bank’s laboratory space, and Spring Bank’s core activities may be significantly limited or curtailed, possibly for an extended period of time.

Some factors from the COVID-19 pandemic that could delay or otherwise adversely affect the completion of Spring Bank’s preclinical activities and the planned initiation of Spring Bank’s clinical trials for Spring Bank’s investigational drug product candidates, including STING, as well as Spring Bank’s business generally, include:

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the potential diversion of healthcare resources away from the conduct of preclinical activities and clinical trials to focus on pandemic concerns, including the availability of necessary materials and the attention of physicians serving as Spring Bank’s clinical trial investigators, hospitals serving as Spring Bank’s clinical trial sites and hospital staff supporting the conduct of Spring Bank’s prospective clinical trials;

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limitations on travel that could interrupt key preclinical activities and trial activities, such as clinical trial site initiations and monitoring, domestic and international travel by employees, contractors or patients to clinical trial sites, including any government-imposed travel restrictions or quarantines that will impact the ability or willingness of patients, employees or contractors to travel to Spring Bank’s research, manufacturing and clinical trial sites or secure visas or entry permissions, any of which could delay or adversely impact the conduct or progress of Spring Bank’s prospective clinical trials;

•	interruption or delays in the operations of the U.S. FDA and comparable foreign regulatory agencies, which may impact review, inspection, clearance and approval timelines;

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interruption in global shipping affecting the transport of clinical trial materials, such as patient samples, investigational drug product candidates and conditioning drugs and other supplies used in Spring Bank’s prospective clinical trials;

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interruption of, or delays in receiving, supplies of Spring Bank’s investigational drug product from Spring Bank’s contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery system;

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limitations on Spring Bank’s business operations by local, state, or the federal government that could impact Spring Bank’s ability to conduct Spring Bank’s preclinical or clinical activities, including completing any IND-enabling studies or Spring Bank’s ability to select future development candidates; and

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business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments and operations, staffing shortages, travel limitations, cyber security and data accessibility, or communication or mass transit disruptions, any of which could adversely impact Spring Bank’s business operations or delay necessary interactions with local regulators, ethics committees, manufacturing sites, research or clinical trial sites and other important agencies and contractors.

These and other factors arising from COVID-19 could worsen in countries that are already afflicted with the coronavirus or could continue to spread to additional countries, each of which could further adversely impact Spring Bank’s ability to conduct clinical trials and Spring Bank’s business generally, and could have a material adverse impact on Spring Bank’s operations and financial condition and results.

In addition, the trading prices for Spring Bank’s common stock and other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. As a result, Spring Bank may face difficulties raising capital through sales of Spring Bank’s common stock or such sales may be on unfavorable terms. The COVID-19 outbreak continues to rapidly evolve. The extent to which the outbreak may impact Spring Bank’s business, preclinical studies and planned clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and other actions to contain the outbreak or address its impact, such as social distancing and quarantines or lock-downs in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and address the disease.

The results of preclinical studies and clinical trials that Spring Bank has conducted to date may not be predictive of results in future clinical trials.

The outcome of preclinical studies and clinical trials that Spring Bank has conducted to date may not be predictive of the results of later clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials, even after seeing promising results in earlier preclinical studies and clinical trials. The results from Spring Bank’s in vitro and in vivo preclinical studies may not translate into human efficacy.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. If Spring Bank fails to receive positive results in clinical trials of SB 11285 or any of Spring Bank’s other product candidates, the development timeline and regulatory approval and commercialization prospects for such product candidate, and, correspondingly, Spring Bank’s business and financial prospects, would be negatively impacted.

Interim, “top-line,” and preliminary data from Spring Bank’s clinical trials that Spring Bank announces or publishes from time to time may change as more patient data become available or as additional analyses are conducted, and the data are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Spring Bank may publicly disclose interim or “top-line” from Spring Bank’s clinical studies, which are based on a preliminary analysis of then-available efficacy, tolerability, pharmacokinetic and safety data. The results and related findings and conclusions Spring Bank may draw from this top-line data are subject to change following a more comprehensive review of the data related to the particular study or trial. Interim data from clinical trials that Spring Bank may complete is subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or “top-line” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Spring Bank previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Material adverse changes between preliminary, “top-line,” or interim data and final data could significantly harm Spring Bank’s business prospects.

The therapeutic efficacy of SB 11285 has not been definitively shown in humans, and Spring Bank may not be able to successfully develop and commercialize SB 11285 or any of Spring Bank’s other product candidates.

SB 11285 and Spring Bank’s other product candidates are novel compounds and their potential benefit as immunotherapies or immunomodulators, as applicable, has not been definitively shown in humans. SB 11285 and Spring Bank’s other product candidates may not prove to be effective against the indications for which they are being designed to act and may not demonstrate in future clinical trials any or all of the pharmacological effects that have been observed in preclinical studies or clinical trials to date.

SB 11285 and Spring Bank’s other product candidates may interact with human biological systems in unforeseen, ineffective or harmful ways. If any of Spring Bank’s product candidates is associated with undesirable side effects or have characteristics that are unexpected, Spring Bank may need to abandon the development of such product candidate or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Because of these and other risks described herein that are inherent in the development of novel therapeutic agents, Spring Bank may never successfully develop or commercialize SB 11285 or any of Spring Bank’s other product candidates, in which case Spring Bank’s business will be harmed.

Clinical development of product candidates involves a lengthy and expensive process. Additionally, there are substantial risks inherent in attempting to commercialize new drugs, and, as a result, Spring Bank may not be able to successfully develop products for commercial use.

Spring Bank may experience delays in Spring Bank’s ongoing or future preclinical or clinical trials and Spring Bank does not know whether planned clinical trials will begin or enroll subjects on a timely basis, need to be redesigned or be completed on schedule, if at all. Failure can occur at any time during the clinical trial process, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA or any comparable foreign regulatory authority, such as the EMA, that a product candidate may not continue development or is not approvable. Additionally, because Spring Bank’s product candidates are based on new technologies and costs to treat patients with relapsed/refractory cancer may be significant, Spring Bank’s clinical trial costs are likely to be significantly higher than for more conventional therapeutic technologies or drug products.

There can be no assurance that the FDA or other foreign regulatory authorities will not put clinical trials of SB 11285 or any of Spring Bank’s other product candidates on clinical hold now or in the future. Clinical trials may be delayed, suspended or prematurely terminated or may take longer than anticipated for a variety of reasons, such as:

•	delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on a trial design that Spring Bank is able to execute;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

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delay or failure in reaching agreement on acceptable terms with prospective clinical research organizations (“CROs”), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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delay or failure in obtaining Investigational Review Board (“IRB”), approval or the approval of other reviewing entities, including comparable foreign regulatory authorities, to conduct a clinical trial at a site;

•	withdrawal of clinical trial sites from Spring Bank’s clinical trials as a result of changing standards of care or the ineligibility of a site to participate in Spring Bank’s clinical trials;

•	delay or failure in recruiting and enrolling suitable study subjects to participate in a trial;

•	delay or failure in study subjects completing a trial or returning for post-treatment follow-up or otherwise complying with the trial protocol;

•	clinical sites and investigators deviating from the trial protocol, failing to conduct the trial in accordance with regulatory requirements or dropping out of a trial;

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inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for competing product candidates with the same indication;

•	failure of Spring Bank’s third-party service providers to satisfy their contractual duties or meet expected deadlines;

•	delay or failure in adding new clinical trial sites;

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feedback from the FDA, the IRBs, data safety monitoring boards, or comparable foreign regulatory authorities, or results from earlier stage or concurrent preclinical studies and clinical trials, that might require modification of the protocol for the trial;

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decision by the FDA, the IRBs, comparable foreign regulatory authorities, or Spring Bank, or recommendation by a data safety monitoring board or comparable foreign regulatory authority, to suspend or terminate clinical trials at any time for safety issues or for any other reason;

•	unacceptable risk-benefit profile, unforeseen safety issues or adverse side effects or adverse events;

•	failure of a product candidate to demonstrate any benefit;

•	difficulties in manufacturing or obtaining from third parties sufficient quantities of a product candidate for use in clinical trials;

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lack of adequate funding to continue the clinical trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional clinical studies or increased expenses associated with the services of Spring Bank’s CROs and other third parties; or

•	changes in governmental regulations or administrative actions.

If Spring Bank experiences delays in any preclinical or clinical trial of Spring Bank’s product candidates, including as a result of the ongoing COVID-19 pandemic, the product candidate development and approval process could be slowed down, and as a result the costs of the development and approval process may increase, the commercial prospects of Spring Bank’s product candidates may be harmed, and Spring Bank’s ability to generate product revenues from these product candidates may be delayed. Significant preclinical or clinical trial delays also could shorten any periods during which Spring Bank may have the exclusive right to commercialize Spring Bank’s product candidates or allow Spring Bank’s competitors to bring products to market before Spring Bank does and impairs Spring Bank’s ability to commercialize Spring Bank’s product candidates successfully and may harm Spring Bank’s business and results of operations. In addition, many of the factors that lead to clinical trial delays may ultimately lead to the denial of marketing approval of any of Spring Bank’s product candidates.

If Spring Bank or Spring Bank’s collaborators experiences delays or difficulties in the enrollment of patients in clinical trials, Spring Bank’s receipt of necessary regulatory approvals could be delayed or prevented.

Spring Bank or Spring Bank’s collaborators may not be able to initiate or continue clinical trials for any of Spring Bank’s product candidates if Spring Bank or Spring Bank’s collaborators, as applicable, is unable to locate and enroll a sufficient number of eligible patients to participate in clinical trials as required by the FDA or comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials, and is affected by many factors, including the following events:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the proximity of patients to clinical sites;

•	the eligibility criteria for the trial;

•	the design of the clinical trial;

•	efforts to facilitate timely enrollment;

•	competing clinical trials; and

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications Spring Bank is investigating.

Spring Bank’s inability to enroll a sufficient number of patients for Spring Bank’s clinical trials could result in significant delays or may require Spring Bank to abandon one or more clinical trials altogether. Enrollment delays in Spring Bank’s clinical trials may result in increased development costs for Spring Bank’s product candidates, delay or halt the development of and approval processes for Spring Bank’s product candidates and jeopardize Spring Bank’s ability to commence sales of and generate revenues from Spring Bank’s product candidates, which could cause the value of Spring Bank to decline.

SB 11285 or any other product candidate that Spring Bank develops may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval or limit the commercial profile of an approved label.

Undesirable side effects caused by SB 11285 or any other product candidate could cause Spring Bank or regulatory authorities to interrupt, delay or halt clinical trials and could result in a restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities.

Results of Spring Bank’s trials could reveal an unacceptably high severity and prevalence of side effects. In such an event, Spring Bank’s trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order Spring Bank to cease further development of or deny approval of Spring Bank’s product candidates for any or all targeted indications. Study drug-related side effects could affect study subject recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. If SB 11285 or any of Spring Bank’s other product candidates is associated with adverse events or undesirable side effects or has properties that are unexpected, Spring Bank may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. For instance, in January 2020, Spring Bank announced the discontinuation of the development of inarigivir in the interest of patient safety based on the occurrence of unexpected serious adverse events in Spring Bank’s Phase 2b CATALYST 2 trial. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause undesirable or unexpected side effects that prevented further development of the compound. Spring Bank cannot provide any assurances that there will not be further treatment-related severe adverse events or deaths with other product candidates or that patient recruitment for trials with Spring Bank’s other product candidates will not be adversely impacted by the events with inarigivir, each of which could materially and adversely affect Spring Bank’s business and prospects.

Product liability lawsuits against Spring Bank could cause Spring Bank to incur substantial liabilities and to limit commercialization of SB 11285 or any other product candidates.

Spring Bank faces an inherent risk of product liability exposure related to the testing of Spring Bank’s current and former product candidates by Spring Bank or Spring Bank’s investigators in human clinical trials, including, but not limited to, Spring Bank determining to discontinue the development of inarigivir, an investigational RIG-I agonist compound, in the interest of patient safety based on the occurrence of unexpected serious adverse events in Spring Bank’s Phase 2b CATALYST 2 trial. Product liability claims may be brought against Spring Bank by study subjects enrolled in Spring Bank’s clinical trials, patients, healthcare providers or others using, administering or selling Spring Bank’s product candidates. If Spring Bank cannot successfully defend itself against claims that Spring Bank’s product candidates caused injuries, Spring Bank could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in, for example:

•	decreased demand for SB 11285 or any of Spring Bank’s other product candidates;

•	the inability to commercialize SB 11285 or any of Spring Bank’s other product candidates;

•	termination of clinical trial sites or entire trial programs;

•	injury to Spring Bank’s reputation and significant negative media attention;

•	withdrawal of clinical trial subjects;

•	significant costs to defend the related litigation;

•	substantial monetary awards to clinical trial subjects or patients;

•	loss of revenue;

•	diversion of management and scientific resources from Spring Bank’s business operations; and

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increased scrutiny and potential investigation by, among others, the FDA, the United States Department of Justice (“DOJ”), the Office of Inspector General of the Office of Health and Human Services (“HHS”), state attorneys general, members of Congress and the public.

Spring Bank’s inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products Spring Bank develops, alone or with collaborators. Although Spring Bank currently carries clinical trial insurance, the amount of such insurance coverage may not be adequate, Spring Bank may be unable to maintain such insurance, or Spring Bank may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. Spring Bank’s insurance policies may also have various exclusions, and Spring Bank may be subject to a product liability claim for which Spring Bank has no coverage. Spring Bank may have to pay any amounts awarded by a court or negotiated in a settlement that exceed Spring Bank’s coverage limitations or that are not covered by Spring Bank’s insurance, and Spring Bank may not have, or be able to obtain, sufficient capital to pay such amounts. Even if Spring Bank’s agreements with any future corporate collaborators entitle Spring Bank to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Risks Related to Spring Bank’s Dependence on Third Parties

Spring Bank relies on third parties to conduct Spring Bank’s preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or their relationship with Spring Bank is terminated, Spring Bank’s business may be harmed and Spring Bank’s drug development efforts could be delayed.

Spring Bank relies on third-party research vendors, academic research institutions, CROs, and other third parties to conduct and provide Spring Bank with significant data and other information related to Spring Bank’s projects, preclinical studies and clinical trials. Spring Bank relies on these parties for execution of Spring Bank’s preclinical studies and clinical trials, and Spring Bank controls only some aspects of their activities. If these third parties provide inaccurate, misleading, or incomplete data, Spring Bank’s business, prospects, and results of operations could be materially adversely affected. Nevertheless, Spring Bank is responsible for ensuring that each of Spring Bank’s preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and Spring Bank’s reliance on the CROs does not relieve Spring Bank of Spring Bank’s regulatory responsibilities. Spring Bank also relies on third parties to assist in conducting Spring Bank’s preclinical studies in accordance with good laboratory practice (“GLP”), and the Animal Welfare Act requirements. Spring Bank and Spring Bank’s service providers are required to comply with federal regulations and good clinical practice (“GCP”), which are international standards meant to protect the rights and health of subjects that are enforced by the FDA, the Competent Authorities of the Member States of

the European Economic Area and comparable foreign regulatory authorities. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If Spring Bank or any of Spring Bank’s service providers fails to comply with applicable GCP, the clinical data generated in Spring Bank’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Spring Bank to perform additional clinical trials before approving Spring Bank’s marketing applications. Spring Bank cannot guarantee that upon inspection by a given regulatory authority, such regulatory authority will determine that any of Spring Bank’s clinical trials comply with GCP requirements. In addition, Spring Bank’s clinical trials must be conducted with product produced under current Good Manufacturing Practices (“cGMPs”). Failure to comply with these regulations may require Spring Bank to repeat preclinical studies and clinical trials, which would delay the regulatory approval process.

Spring Bank’s service providers are not Spring Bank’s employees, and except for remedies available to Spring Bank under Spring Bank’s agreements with such service providers, Spring Bank cannot control whether or not they devote sufficient time and resources to Spring Bank’s ongoing clinical, nonclinical and preclinical programs. If service providers do not successfully carry out their contractual duties or obligations or meet expected deadlines (including as a result of the COVID-19 pandemic) or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to Spring Bank’s protocols, regulatory requirements or for other reasons, Spring Bank’s preclinical studies and clinical trials may be extended, delayed or terminated and Spring Bank may not be able to obtain regulatory approval for or successfully commercialize SB 11285 or any of Spring Bank’s other product candidates. As a result, Spring Bank’s results of operations and the commercial prospects for Spring Bank’s product candidates would be harmed, Spring Bank’s costs could increase and Spring Bank’s ability to generate revenues could be delayed.

Because Spring Bank has relied and continue to rely on third parties, Spring Bank’s internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to Spring Bank’s standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires Spring Bank to disclose Spring Bank’s proprietary information to these parties, which could increase the risk that this information will be misappropriated. Spring Bank currently has a small number of employees, which limits the internal resources Spring Bank has available to identify and monitor Spring Bank’s third-party providers. To the extent Spring Bank is unable to identify and successfully manage the performance of third-party service providers in the future, Spring Bank’s business may be adversely affected. Though Spring Bank carefully manages Spring Bank’s relationships with Spring Bank’s service providers, there can be no assurance that Spring Bank will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on Spring Bank’s business, financial condition and prospects.

Spring Bank’s third-party vendors and service providers generally have the right to terminate their agreements with Spring Bank under certain circumstances. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in Spring Bank’s development programs. In addition, there is a natural transition period when a new third-party vendor or service provider commences work, and the new third-party vendor or service provider may not provide the same type or level of services as the original provider. If any of Spring Bank’s relationships with Spring Bank’s third-party vendors or service providers terminate, Spring Bank may not be able to enter into arrangements with alternative third-party vendors or service providers or to do so on commercially reasonable terms.

Spring Bank has no experience manufacturing any product candidate on a commercial scale and have no manufacturing facility. Spring Bank is dependent on contract manufacturers for the manufacture of SB 11285 as well as on third parties for Spring Bank’s supply chain and expects to rely on contract manufacturers for any other product candidates. If Spring Bank experiences problems with any of these contract manufacturers, the manufacturing of SB 11285 or any other product candidate could be delayed.

Spring Bank currently has no manufacturing facilities and limited personnel with manufacturing experience. Spring Bank relies on contract manufacturers to produce both drug substance and drug product required for Spring Bank’s clinical trials. Spring Bank plans to continue to rely upon contract manufacturers to manufacture commercial quantities of Spring Bank’s products, if approved. Reliance on these third-party contractors entails risks, including:

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delays by Spring Bank’s third-party contract manufacturers to produce and deliver sufficient supply of clinical trial materials, including but not limited to delays or disruptions as a result of the ongoing COVID-19 pandemic and third-party contractors giving greater priority to the supply of other products over Spring Bank’s product candidates or otherwise not satisfactorily performing according to the terms of the agreements between Spring Bank and them;

•	the possible termination or nonrenewal of agreements by Spring Bank’s third-party contractors at a time that is costly or inconvenient for Spring Bank;

•	the possible breach by the third-party contractors of Spring Bank’s agreements with them;

•	the failure of third-party contractors to comply with applicable regulatory requirements;

•	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

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the possibility of clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the possible misappropriation of Spring Bank’s proprietary information, including Spring Bank’s trade secrets and know-how.

Spring Bank currently relies, and expects to continue to rely, on a small number of third-party contract manufacturers to supply the majority of Spring Bank’s active pharmaceutical ingredient (“API”), and required finished product for Spring Bank’s preclinical studies and clinical trials. These contract manufacturers are typically single source suppliers to Spring Bank. Spring Bank does not have long-term agreements with any of these third parties. If any of Spring Bank’s existing manufacturers become unavailable to Spring Bank for any reason, Spring Bank may experience a delay in identifying or qualifying replacements.

If Spring Bank’s current supply of drug substance turns out to be insufficient to complete Spring Bank’s clinical trial for SB 11285 or Spring Bank is unable to obtain alternative sources of supply on favorable terms, on a timely basis or at all, Spring Bank’s business may be adversely affected.

Each of Spring Bank’s API and drug product manufacturers must comply with cGMPs and other stringent regulatory requirements enforced by the FDA and foreign regulatory authorities in other jurisdictions. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation, which occur in addition to Spring Bank’s own quality assurance releases. Manufacturers of Spring Bank’s products may be unable to comply with these GMP requirements and with other regulatory requirements. Spring Bank has little control over Spring Bank’s manufacturers’ or partners’ compliance with these regulations and standards.

Any manufacturing problem or the loss of a contract manufacturer could be disruptive to Spring Bank’s operations, delay Spring Bank’s clinical trials and, if any of Spring Bank’s products are approved for sale, result in lost sales. Spring Bank’s manufacturers may experience problems with their respective manufacturing and distribution operations and processes, including for example, quality issues, such as product specification and stability failures, procedural deviations, improper equipment installation or operation, utility failures, contamination and natural disasters. In addition, the raw materials necessary to make API for Spring Bank’s products are acquired from a limited number of sources. Any delay or disruption in the availability of these raw materials or a change in raw material suppliers could result in production disruptions, delays or higher costs with consequent adverse effects on Spring Bank. Any reliance on suppliers may involve additional risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to future contract manufacture caused by problems at suppliers could delay shipment of Spring Bank’s product candidates, increase Spring Bank’s cost of goods sold or, if any of Spring Bank’s products are approved for sale, result in lost sales.

If any of Spring Bank’s product candidates are approved by any regulatory agency, Spring Bank plans to enter into agreements with third-party contract manufacturers for the commercial production and distribution of those products. It may be difficult for Spring Bank to reach agreement with a contract manufacturer on satisfactory terms or in a timely manner. In addition, Spring Bank may face competition for access to manufacturing facilities, as there are a limited number of contract manufacturers operating under cGMPs that are capable of manufacturing Spring Bank’s product candidates. Consequently, Spring Bank may not be able to reach agreement with third-party manufacturers on satisfactory terms, which could delay Spring Bank’s commercialization efforts.

Third-party manufacturers are required to comply with cGMPs and similar regulatory requirements outside the United States. Facilities used by Spring Bank’s third-party manufacturers must be approved by the FDA after Spring Bank submits an NDA and before potential approval of the product candidate. Similar regulations apply to manufacturers of Spring Bank’s product candidates for use or sale in foreign countries. Spring Bank does not control the manufacturing process and is completely dependent on Spring Bank’s third-party manufacturers for compliance with the applicable regulatory requirements for the manufacture of Spring Bank’s product candidates. If Spring Bank’s manufacturers cannot successfully manufacture material that conforms to Spring Bank’s specifications or the strict regulatory requirements of the FDA and any applicable foreign regulatory authority, they will not be able to secure the applicable approval for their manufacturing facilities. If these facilities are not approved for commercial manufacture, Spring Bank may need to find alternative manufacturing facilities, which could result in delays in obtaining approval for the applicable product candidate.

In addition, Spring Bank’s manufacturers are subject to ongoing periodic inspections by the FDA and corresponding state and foreign agencies for compliance with cGMPs and similar regulatory requirements both prior to and following the receipt of marketing approval for any of Spring Bank’s product candidates. Some of these inspections may be unannounced. Failure by any of Spring Bank’s manufacturers to comply with applicable cGMPs or other regulatory requirements could result in sanctions being imposed on Spring Bank, including fines, injunctions, civil penalties, delays, suspensions or withdrawals of approvals, operating restrictions, interruptions in supply and criminal prosecutions, any of which could adversely affect supplies of Spring Bank’s product candidates and significantly harm Spring Bank’s business, financial condition and results of operations.

Spring Bank’s current and anticipated future dependence upon others for the manufacture of Spring Bank’s product candidates may adversely affect Spring Bank’s future profit margins and Spring Bank’s ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Spring Bank is subject to healthcare laws and regulations, which could expose Spring Bank to criminal sanctions, civil penalties, contractual damages, reputational harm, fines, disgorgement, exclusion from participation in government healthcare programs, curtailment or restricting of Spring Bank’s operations, and diminished profits and future earnings.

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of any products for which Spring Bank obtains marketing approval. Spring Bank’s future arrangements with healthcare providers, patients and third-party payors will expose Spring Bank to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Spring Bank markets, sells and distributes any products for which Spring Bank obtains marketing approval. Restrictions under applicable U.S. federal and state healthcare laws and regulations include the following:

Anti-Kickback Statute. The federal healthcare Anti-Kickback Statute (the “Anti-Kickback Statute”) prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;

False Claims Laws. Federal civil and criminal false claims laws and civil monetary penalties laws, including the federal False Claims Act, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented to the federal government claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

HIPAA. The federal Health Insurance Portability and Accountability Act of 1996, (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or for making any false statements relating to healthcare matters. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate the statute in order to have committed a violation. Additionally, HIPAA, as amended by HITECH and its implementing regulations, imposes obligations on certain covered entities as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms with respect to safeguarding the privacy, security and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

Privacy Regulations and the GDPR. Privacy and data security have become significant issues in the United States, Europe and in many other jurisdictions where Spring Bank may in the future conduct Spring Bank’s operations. Regulators globally are imposing greater monetary fines for privacy violations. For example, in 2016, the EU adopted the GDPR, which became effective on May 25, 2018. The GDPR applies to any company established in the EU as well as to those outside the EU if they collect and use personal data in connection with the offering goods or services to individuals in the EU or the monitoring of their behavior. The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR may result in monetary penalties of up to €20 million or 4% of worldwide revenue, whichever is higher. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of personal data, such as healthcare data or other sensitive information, could greatly increase Spring Bank’s cost of providing Spring Bank’s products and services or even prevent Spring Bank from offering certain services in jurisdictions in which Spring Bank may.

Transparency Requirements. The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Department of Health and Human Services information related to certain payments and other transfers of value, to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

FDCA. The U.S. Federal Food, Drug and Cosmetic Act (the “FDCA”), which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices; and

Analogous State and Foreign Laws. Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, and transparency laws, may apply to sales or marketing arrangements, and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. In addition, some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that Spring Bank’s business arrangements with third parties, and Spring Bank’s business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Spring Bank’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Spring Bank’s operations are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to Spring Bank, it may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, disgorgement, curtailment or restricting of Spring Bank’s operations, any of which could substantially disrupt Spring Bank’s operations and diminish Spring Bank’s profits and future earnings. If any of the physicians or other providers or entities with whom Spring Bank expects to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. The risk of Spring Bank’s being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of Spring Bank’s business activities, including Spring Bank’s relationships with physicians and other healthcare providers, some of whom will recommend, purchase and/or prescribe Spring Bank’s products, could be subject to challenge under one or more of such laws.

If Spring Bank fails to comply with environmental, health and safety laws and regulations, Spring Bank could become subject to fines or penalties or incur costs that could harm Spring Bank’s business.

Spring Bank is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, Spring Bank’s operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if Spring Bank contracts with third parties for the disposal of these materials and waste products, Spring Bank cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of Spring Bank’s hazardous materials, Spring Bank could be held liable for any resulting damages, and any liability could exceed Spring Bank’s resources. Spring Bank also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Spring Bank maintains workers’ compensation insurance to cover Spring Bank for costs and expenses Spring Bank may incur due to injuries to Spring Bank’s employees resulting from the use of hazardous materials, but this insurance may not provide adequate coverage against potential liabilities. Spring Bank does not maintain insurance for any environmental liability or toxic tort claims that may be asserted against Spring Bank.

In addition, Spring Bank may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair Spring Bank’s research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Risks Related to Spring Bank’s Intellectual Property

If Spring Bank is unable to protect Spring Bank’s intellectual property rights or if Spring Bank’s intellectual property rights are inadequate for Spring Bank’s technology and product candidates, Spring Bank’s competitive position could be harmed.

Spring Bank’s success will depend in large part on Spring Bank’s ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to Spring Bank’s proprietary technology and product candidates. Spring Bank relies on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties. Spring Bank seeks to protect Spring Bank’s proprietary position by filing and prosecuting patent applications in the

United States and abroad related to Spring Bank’s novel technologies and product candidates that are important to Spring Bank’s business.

The patent prosecution process is expensive and time-consuming, and Spring Bank may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Spring Bank will fail to identify patentable aspects of Spring Bank’s research and development before it is too late to obtain patent protection. Although Spring Bank enters into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of Spring Bank’s research and development, such as Spring Bank’s employees, strategic partners, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose Spring Bank’s confidential information before a patent application is filed, thereby jeopardizing Spring Bank’s ability to seek patent protection.

Spring Bank may license patent rights that are valuable to Spring Bank’s business from third parties, in which event Spring Bank may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology or medicines underlying such licenses. Spring Bank cannot be certain that these patents and applications will be prosecuted and enforced in a manner consistent with the best interests of Spring Bank’s business. If any such licensor fails to maintain such patents, or lose rights to those patents, the rights Spring Bank has licensed may be reduced or eliminated and Spring Bank’s right to develop and commercialize any of Spring Bank’s product candidates that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that Spring Bank licenses from third parties also apply to patent rights Spring Bank owns.

The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of Spring Bank’s patents, including those patent rights licensed to Spring Bank by third parties, are highly uncertain. The steps Spring Bank or Spring Bank’s licensors have taken to protect Spring Bank’s proprietary rights may not be adequate to preclude misappropriation of Spring Bank’s proprietary information or infringement of Spring Bank’s intellectual property rights, both inside and outside the United States. Further, the examination process may require Spring Bank or Spring Bank’s licensors to narrow the claims for Spring Bank’s pending patent applications, which may limit the scope of patent protection that may be obtained if these applications issue as patents. The rights already granted under any of Spring Bank’s currently issued patents or those licensed to Spring Bank and those that may be granted under future issued patents may not provide Spring Bank with the proprietary protection or competitive advantages Spring Bank is seeking. Changes in the patent laws, implementing regulations or interpretation of the patent laws in the United States and other countries may also diminish the value of Spring Bank’s patents or narrow the scope of Spring Bank’s patent protection. If Spring Bank or Spring Bank’s licensors are unable to obtain and maintain patent protection for Spring Bank’s technology and product candidates, or if the scope of the patent protection obtained is not sufficient, Spring Bank’s competitors could develop and commercialize technology and products similar or superior to Spring Bank, and Spring Bank’s ability to successfully commercialize Spring Bank’s technology and product candidates may be adversely affected.

With respect to patent rights, Spring Bank does not know whether any of the pending patent applications for any of Spring Bank’s compounds will result in the issuance of patents that protect Spring Bank’s technology or products, or if any of Spring Bank’s or Spring Bank’s licensors’ issued patents will effectively prevent others from commercializing competitive technologies and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all, until they are issued as a patent. Therefore, Spring Bank cannot be certain that Spring Bank or Spring Bank’s licensors were the first to make the inventions claimed in Spring Bank’s owned or licensed patents or pending patent applications, or that Spring Bank or Spring Bank’s licensors were the first to file for patent protection of such inventions.

Spring Bank’s pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents that Spring Bank own or have licensed from third parties may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit Spring Bank’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for Spring Bank’s technology and products. Protecting against the unauthorized use of Spring Bank’s or Spring Bank’s licensors’ patented technology, trademarks and other intellectual property rights is expensive, difficult and in some cases may not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of Spring Bank’s intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

If third parties initiate legal proceedings against Spring Bank alleging that Spring Bank is infringing their intellectual property rights, such litigation could be costly and time consuming and could prevent or delay Spring Bank from developing or commercializing Spring Bank’s product candidates.

Spring Bank’s commercial success depends upon Spring Bank’s ability to develop, manufacture, market and sell SB 11285, and any other product candidates and to use Spring Bank’s related proprietary technologies, without infringing the intellectual property and other proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, and interferences, post-grant review, inter partes review, and reexamination proceedings before the United States Patent and Trademark Office (“USPTO”), and corresponding foreign patent offices. As a result, Spring Bank may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to SB 11285 or any other product candidates, including interference or derivation proceedings before the USPTO. Third parties may assert infringement claims against Spring Bank based on existing patents or patents that may be granted in the future. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including Spring Bank, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform.

Third parties may assert that Spring Bank is employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods of treatment related to the use or manufacture of Spring Bank’s product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications, which may later result in issued patents that Spring Bank’s product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of Spring Bank’s technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of Spring Bank’s product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block Spring Bank’s ability to commercialize such product unless Spring Bank obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of Spring Bank’s formulations, processes for manufacture or methods of use, the holders of any such patents may be able to block Spring Bank’s ability to develop and commercialize the applicable product candidate.

If Spring Bank were sued for patent infringement, Spring Bank would need to demonstrate that Spring Bank’s product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and Spring Bank may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. If Spring Bank is found to infringe a third party’s intellectual property rights, Spring Bank could be required to obtain a license from such third party. However, Spring Bank may not be able to obtain any required license on commercially reasonable terms or at all. Under certain circumstances, Spring Bank could be forced, including by court order, to cease commercializing the applicable product candidate. In addition, in any such proceeding or litigation, Spring Bank could be found liable for monetary damages. A finding of infringement could prevent Spring Bank from commercializing the applicable product candidate or force Spring Bank to cease some of Spring Bank’s business operations, which could materially harm Spring Bank’s business.

Defense of claims of infringement, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Spring Bank’s business. In the event of a successful claim of infringement against Spring Bank, it may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign Spring Bank’s infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. Parties making claims against Spring Bank may also obtain injunctive or other equitable relief, which could effectively block Spring Bank’s ability to develop and commercialize one or more of Spring Bank’s product candidates, which could materially harm Spring Bank’s business.

Most of Spring Bank’s competitors are larger than Spring Bank is and have substantially greater resources and may be able to sustain the costs of complex patent litigation longer than Spring Bank could. The uncertainties associated with litigation could have a material adverse effect on Spring Bank’s ability to raise the funds necessary to continue Spring Bank’s research and development, in-license needed technology, or enter into strategic partnerships.

Any claims by third parties that Spring Bank has misappropriated their confidential information or trade secrets could have a similar negative impact on Spring Bank’s business. Even if Spring Bank is successful in these proceedings, Spring Bank may incur substantial costs and the time and attention of Spring Bank’s management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm Spring Bank’s business and operating results. In addition, Spring Bank may not have sufficient resources to bring these actions to a successful conclusion.

While SB 11285 and any other product candidates that Spring Bank may develop will be observed in preclinical studies and/or clinical trials, Spring Bank believes that the use of Spring Bank’s product candidates in these preclinical studies and/or clinical trials falls or will fall within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. If these product candidates progress toward commercialization, the possibility of a patent infringement claim against Spring Bank increases. Spring Bank attempts to ensure that the methods Spring Bank employs to manufacture SB 11285, as well as the methods for their use that Spring Bank intends to promote, do not infringe other parties’ patents and other proprietary rights. There can be no assurance they do not, however, and competitors or other parties may assert that Spring Bank infringes their proprietary rights in any event.

In addition, Spring Bank plans to evaluate SB 11285 in combination with other product candidates and approved products that are covered by patents held by other companies or institutions. In the event that a labeling instruction is required in product packaging recommending that combination, Spring Bank could be accused of, or held liable for, infringement of the third-party patents covering the product candidate or product recommended for administration with SB 11285. In such a case, Spring Bank could be required to obtain a license from the other company or institution to use the required or desired package labeling, which may not be available on commercially reasonable terms, or at all.

The terms of Spring Bank’s patents may be inadequate to protect Spring Bank’s competitive position on Spring Bank’s products for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Spring Bank expects to seek extensions of patent terms in the United States and, if available, in other countries where Spring Bank is prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the USPTO in the

United States, and any equivalent regulatory authority in other countries, may not agree with Spring Bank’s assessment of whether such extensions are available, and may refuse to grant extensions to Spring Bank’s patents, or may grant more limited extensions than Spring Bank requests. If this occurs, Spring Bank’s competitors may be able to take advantage of Spring Bank’s investment in development and clinical trials by referencing Spring Bank’s clinical and preclinical data and launch their product earlier than might otherwise be the case.

Risks Related to Spring Bank’s Common Stock

The trading market in Spring Bank’s common stock has been limited and substantially less liquid than the average trading market for a stock quoted on The Nasdaq Capital Market.

Since Spring Bank’s initial listing on The Nasdaq Capital Market on May 6, 2016, the trading market in Spring Bank’s common stock has been extremely limited and substantially less liquid than the average trading market for companies quoted on The Nasdaq Capital Market. The quotation of Spring Bank’s common stock on The Nasdaq Capital Market does not assure that a meaningful, consistent and liquid trading market currently exists. Spring Bank cannot predict whether a more active market for Spring Bank’s common stock will develop in the future. An absence of an active trading market could adversely affect your ability to sell Spring Bank’s common stock at current market prices in short time periods, or possibly at all. Additionally, sales of a substantial number of shares of Spring Bank’s common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Spring Bank’s common stock even if Spring Bank’s business is doing well. Ultimately, market visibility for Spring Bank’s common stock may be limited and such lack of visibility may have a depressive effect on the market price for Spring Bank’s common stock.

The price of Spring Bank’s common stock may be volatile and fluctuate substantially, which could result in substantial losses for Spring Bank’s stockholders.

Spring Bank’s stock price is likely to be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. Because of this volatility, you may not be able to sell your common stock at or above the price at which you purchased your shares. The market price for Spring Bank’s common stock may be influenced by many factors, including:

•	results of clinical trials of Spring Bank’s product candidates or those of Spring Bank’s competitors;

•	the success of competitive products or technologies;

•	developments related to any future collaborations;

•	regulatory or legal developments in the United States and other countries;

•	development of new product candidates that may address Spring Bank’s markets and may make Spring Bank’s product candidates less attractive;

•	changes in physician, hospital or healthcare provider practices that may make Spring Bank’s product candidates less useful;

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announcements by Spring Bank, Spring Bank’s partners or Spring Bank’s competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments; developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of Spring Bank’s product candidates or clinical development programs;

•	failure to meet or exceed financial estimates and projections of the investment community or that Spring Bank provides to the public;

•	the results of Spring Bank’s efforts to discover, develop, acquire or in-license additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in Spring Bank’s financial results or those of companies that are perceived to be similar to Spring Bank;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

Spring Bank is an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make Spring Bank’s common stock less attractive to investors.

Spring Bank is an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of Spring Bank’s initial public offering, which is December 31, 2021. However, if certain events occur prior to the end of such five-year period, including if Spring Bank becomes a “large accelerated filer,” Spring Bank’s annual gross revenues exceed $1.07 billion or Spring Bank issues more than $1.0 billion of non-convertible debt in any three-year period, Spring Bank will cease to be an emerging growth company prior to the end of such five-year period. For so long as Spring Bank remains an emerging growth company, Spring Bank is permitted and intends to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of Spring Bank’s internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Spring Bank has taken advantage of these reduced reporting burdens. In particular, in connection with Spring Bank’s recent offerings, Spring Bank has provided only two years of audited financial statements and Spring Bank has not included all of the executive compensation related information that would be required if Spring Bank was not an emerging growth company. Spring Bank expects to continue to take advantage of some or all of the reporting exemptions available to emerging growth companies. Spring Bank cannot predict whether investors will find Spring Bank’s common stock less attractive if Spring Bank relies on these exemptions. If some investors find Spring Bank’s common stock less attractive as a result, there may be a less active trading market for Spring Bank’s common stock and Spring Bank’s stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. Spring Bank has irrevocably elected not to avail itself of this exemption from new or revised accounting standards and, therefore, Spring Bank will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Spring Bank incurs increased costs as a result of operating as a public company and Spring Bank’s management is required to devote substantial time to compliance initiatives and corporate governance practices.

As a public company, and particularly after Spring Bank is no longer an emerging growth company, Spring Bank will incur significant legal, accounting and other expenses that Spring Bank did not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the exchange or market upon which Spring Bank trades and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Spring Bank’s management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased Spring Bank’s legal and financial compliance costs and will make some activities more time-consuming and costly. For example, Spring Bank expects that these rules and regulations may make it more difficult and more expensive for Spring Bank to maintain Spring Bank’s director and officer liability insurance policies at a reasonable cost, which in turn could make it more difficult for Spring Bank to attract and retain qualified members of Spring Bank’s Board of Directors.

Spring Bank cannot predict or estimate the amount of additional costs Spring Bank may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

While Spring Bank remains an emerging growth company, Spring Bank is not required to include an attestation report on internal control over financial reporting issued by Spring Bank’s independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, Spring Bank is engaged in a process to document and evaluate Spring Bank’s internal control over financial reporting, which is both costly and challenging. In this regard, Spring Bank continues to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

If Spring Bank fails to maintain an effective system of disclosure controls and internal control over financial reporting, Spring Bank’s ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, Spring Bank is subject to the reporting requirements of the Securities and Exchange Commission, the Sarbanes-Oxley Act and the listing standards of the Nasdaq Capital Market, the exchange on which Spring Bank’s common stock is listed. Spring Bank expects that the requirements of these rules and regulations will continue to increase Spring Bank’s legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly and place significant strain on Spring Bank’s personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that Spring Bank maintain effective disclosure controls and procedures and internal control over financial reporting. Spring Bank is continuing to refine Spring Bank’s disclosure controls and other procedures that are designed to ensure that the information that Spring Bank is required to disclose in the reports that Spring Bank will file with the SEC is properly recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Spring Bank is also continuing to improve its internal control over financial reporting. Spring Bank has expended, and anticipates that it will continue to expend, significant resources in order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting.

Spring Bank’s current controls and any new controls that Spring Bank develops in the future may become inadequate because of changes in conditions in Spring Bank’s business. Further, weaknesses in Spring Bank’s disclosure controls or Spring Bank’s internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm Spring Bank’s operating results or cause Spring Bank to fail to meet Spring Bank’s reporting obligations and may result in a restatement of Spring Bank’s financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of Spring Bank’s internal control over financial reporting that Spring Bank will be required to include in Spring Bank’s periodic reports that will be filed with the SEC. If Spring Bank were to have ineffective disclosure controls and procedures or internal control over financial reporting, its investors could lose confidence in its reported financial and other information, which would likely have a negative effect on the market price of Spring Bank common stock.

Provisions in Spring Bank’s restated certificate of incorporation and amended and restated bylaws and under Delaware law could make an acquisition of Spring Bank, which may be beneficial to Spring Bank’s stockholders, more difficult and may prevent attempts by Spring Bank’s stockholders to replace or remove Spring Bank’s current management.

Provisions in Spring Bank’s restated certificate of incorporation and Spring Bank’s amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of Spring Bank that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of Spring Bank’s common stock, thereby depressing the market price of Spring Bank’s common stock. In addition, because Spring Bank Board is responsible for appointing the members of Spring Bank’s management team, these provisions may frustrate or prevent any attempts by Spring Bank’s stockholders to replace or remove Spring Bank’s current management by making it more difficult for stockholders to replace members of Spring Bank Board. Among other things, these provisions include those establishing:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of Spring Bank Board;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of Spring Bank Board to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on Spring Bank Board;

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the ability of Spring Bank Board to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of Spring Bank Board to alter Spring Bank’s bylaws without obtaining stockholder approval;

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the required approval of the holders of at least a majority of the shares entitled to vote at an election of directors to adopt, amend or repeal Spring Bank’s bylaws or repeal the provisions of Spring Bank’s restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of Spring Bank’s stockholders;

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the requirement that a special meeting of stockholders may be called only by the board of directors, the chairman of the board of directors, the chief executive officer or stockholders holding a majority of Spring Bank’s issued and outstanding common stock, which may delay the ability of Spring Bank’s stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to Spring Bank Board or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Spring Bank.

Moreover, because Spring Bank is incorporated in Delaware, Spring Bank is governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns in excess of 15% of Spring Bank’s outstanding voting stock from merging or combining with Spring Bank for a period of three years after the date of the transaction in which the person acquired in excess of 15% of Spring Bank’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Furthermore, Spring Bank’s restated certificate of incorporation specifies that, unless Spring Bank consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, as described below, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on Spring Bank’s behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against Spring Bank arising pursuant to the DGCL, Spring Bank’s amended and restated certificate of incorporation, or Spring Bank’s amended and restated bylaws; or any action asserting a claim against Spring Bank that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. Further, Spring Bank’s amended and restated bylaws provide that, unless Spring Bank consents in writing to an alternative forum, the U.S. federal district courts will have exclusive jurisdiction for any complaint asserting a cause of action under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and Spring Bank’s stockholders cannot waive Spring Bank’s compliance with the federal securities laws and the rules and regulations thereunder.

Spring Bank believes these provisions provide increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against Spring Bank’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against Spring Bank, a court could find the choice of forum provisions contained in Spring Bank’s restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in such action.

Spring Bank’s ability to use Spring Bank’s net operating loss and credit carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2019, Spring Bank had a balance of federal and state net operating loss (“NOL”) carryforwards of approximately $115.6 million and $116.5 million, respectively. The federal NOL carryforwards of $61.5 million expire between 2029 and 2037 and $54.1 million carryforward indefinitely. The state NOL carryforwards expire between 2030 and 2039. Spring Bank’s ability to utilize Spring Bank’s NOL and credit carryforwards is dependent upon Spring Bank’s ability to generate taxable income in future periods and may be limited due to restrictions imposed on utilization of NOL and credit carryforwards under federal and state laws upon a change in ownership, as described in more detail below.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change,” is subject to limitations on its ability to use its pre-change NOL carryforwards, and other pre-change tax attributes (such as research tax credits) to offset its post-change taxable income. For these purposes, an ownership change generally occurs where the equity ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a three-year period (calculated on a rolling basis). Spring Bank has made a preliminary determination that an ownership change likely occurred in each of April 2012 and December 2013. However, Spring Bank anticipates that the annual limitation attributable to such ownership change will not limit its ability to use its NOLs to offset future taxable income. Spring Bank may have experienced other ownership changes in the past. The Exchange is expected to result in an additional ownership change and Spring Bank may experience ownership changes in the future, some of which are outside the company’s control. These ownership changes may limit the ability of Spring Bank’s to utilize its NOLs or credits under Sections 382 and 383 of the Code. Accordingly, Spring Bank may not be able to utilize a material portion of Spring Bank’s NOLs or credits. Limitations on Spring Bank’s ability to utilize Spring Bank’s NOLs to offset U.S. federal taxable income could potentially result in increased future tax liability to Spring Bank. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Because U.S. federal NOLs arising in taxable years beginning before January 1, 2018, generally may be carried forward up to 20 years, the annual limitation under Sections 382 and 383 of the Code may effectively provide a cap on the cumulative amount of pre-ownership change losses. In addition, if an ownership change were to occur, it is possible that the limitations imposed on Spring Bank’s ability to use pre-ownership change losses and certain recognized built-in losses could cause a net increase in Spring Bank’s U.S. federal income tax liability and require U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect. Further, if for financial reporting purposes the amount or value of these deferred tax assets is reduced, such reduction could have a negative impact on the book value of Spring Bank’s common stock.

In addition to the limitations discussed above under Sections 382 and 383 of the Code, the utilization of NOLs incurred in taxable years beginning after December 31, 2017, are subject to limitations adopted by the TCJA, as modified by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Under the TCJA, in general, NOLs generated in taxable years beginning after December 31, 2017 may offset no more than 80 percent of such year’s taxable income and there is no ability for such NOLs to be carried back to a prior taxable year. The CARES Act modifies the TCJA with respect to the TCJA’s limitation on the deduction of NOLs and provides that NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021, may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. In addition, the CARES Act eliminates the limitation on the deduction of NOLs to 80 percent of current year taxable income for taxable years beginning before January 1, 2021. As a result of such limitation, Spring Bank may be required to pay federal income tax in some future year notwithstanding that Spring Bank has a net loss for all years in the aggregate.

Because Spring Bank does not anticipate declaring or paying any cash dividends on Spring Bank’s common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

Spring Bank has never declared or paid cash dividends on Spring Bank’s common stock. Spring Bank currently intends to retain all of Spring Bank’s future earnings, if any, to finance the growth and development of Spring Bank’s business. As a result, capital appreciation, if any, of Spring Bank’s common stock will be your sole source of gain for the foreseeable future.

Spring Bank could be subject to securities class action litigation.

When the market price of a stock is volatile, holders of that stock have often initiated securities class action litigation against the company that issued the stock. This risk is especially relevant for Spring Bank because pharmaceutical companies have experienced significant stock price volatility in recent years. If Spring Bank faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm Spring Bank’s business. Spring Bank may not be successful in defending itself or asserting Spring Bank’s rights in future lawsuits, investigations, or claims that may be brought against Spring Bank and, as a result, Spring Bank’s business could be materially harmed. These lawsuits, arbitrations, investigations or claims may result in large judgments or settlements against Spring Bank, any of which could have a negative effect on Spring Bank’s financial performance and business. Additionally, lawsuits, arbitrations and investigations can be expensive to defend, whether or not the lawsuit, arbitration or investigation has merit, and the defense of these actions may divert the attention of Spring Bank’s management and other resources that would otherwise be engaged in running Spring Bank’s business.

Risks Related to F-star’s Financial Position and Need for Additional Capital

F-star is a clinical-stage immuno-oncology company and have incurred significant losses since F-star’s inception. F-star expects to incur losses for the foreseeable future and may never achieve or maintain profitability.

F-star is a clinical-stage immuno-oncology company with a limited operating history. F-star incurred net losses of £35.0 million for the year ended December 31, 2019 and £10.2 million and £9.8 million for the six months ended June 30, 2020 and 2019, respectively, and net profits of £12.9 million and £3.8 million for the years ended December 31, 2018 and 2017, respectively. As of June 30, 2020, F-star had an accumulated loss of £25.7 million. F-star’s losses have resulted principally from expenses incurred in research and development, preclinical testing and clinical development of its mAb2 product candidates as well as expenses incurred for research programs and from general and administrative costs associated with its operations. F-star expects to continue to incur significant and increasing operating losses for the foreseeable future as it continues its clinical trial plans, research and development efforts and seeks to obtain regulatory approval and commercialization of its tetravalent bispecific antibody (“mAb2”) product candidates, and F-star does not know whether or when it will become profitable. F-star’s losses, among other things, will continue to cause its working capital and shareholders’ equity to decrease. F-star anticipates that its expenses will increase substantially if and as it:

•	continues to develop and conduct clinical trials for its lead product candidate, FS118;

•	continues the research and development of its other mAb[2] product candidates, including completing preclinical studies and commencing clinical trials for FS120 and FS222;

•	discovers and develops additional mAb[2] product candidates and makes further investments in its modular antibody technology platform;

•	seeks regulatory approvals for any mAb[2] product candidates that successfully complete clinical trials;

•	experiences any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges;

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establishes a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities, whether alone or with third parties, to commercialize any mAb[2] product candidates for which it may obtain regulatory approval, if any;

•	maintains, expands and protects its intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement claims;

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adds clinical, scientific, operational, financial and management information systems and personnel, including personnel to support its product development and potential future commercialization efforts;

•	expands its operations in the United States, Europe and other geographies; and

•	incurs additional legal, accounting and other expenses associated with operating as a public company.

To date, F-star has funded its operations through private placements of equity securities and upfront and milestone payments and expense reimbursement payments received from its collaborators. F-star has invested substantially all of its financial resources and efforts to developing its mAb2 product candidates in immuno-oncology, building its intellectual property portfolio, developing its supply chain, conducting business planning, licensing F-star’s technology to its collaborators, raising capital and providing general and administrative support for these operations. F-star does not currently have any approved products and has never generated any revenue from product sales.

To become and remain profitable, F-star must succeed in developing and eventually commercializing products that generate significant revenue. This will require F-star to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of its mAb2 product candidates supportive of product approval, discovering and developing additional mAb2 product candidates, obtaining regulatory approval for any mAb2 product candidates that successfully complete clinical trials, establishing manufacturing and marketing capabilities and ultimately selling any products for which it may obtain regulatory approval. F-star is only in the preliminary stages of most of these activities. F-star may never succeed in these activities and, even if it does, may never generate revenue that is significant enough to achieve or maintain profitability. Even if one or more of the mAb2 product candidates that F-star develops is approved for commercial sale, F-star anticipates incurring significant costs associated with commercializing any approved product candidate. F-star’s expenses could increase beyond current expectations if F-star is required by the FDA, the EMA or other comparable foreign regulatory agencies to perform clinical trials or studies in addition to those that F-star currently anticipates. Even if F-star is able to generate revenue from the sale of any approved products, it may not become profitable and may need to obtain additional funding to continue operations.

Even if F-star achieves profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. F-star’s failure to become and remain profitable could impair its ability to raise capital, expand its business, maintain its research and development efforts or continue its operations and you could lose some or all of your investment.

F-star’s limited operating history may make it difficult to evaluate the success of its business to date and to assess F-star’s future viability.

Since inception, F-star has invested most of its resources in developing its modular antibody technology platform, its mAb2 technology and mAb2 product candidates, building its intellectual property portfolio, conducting business planning, licensing its technology to its collaborators, raising capital and providing general and administrative support for these operations. F-star’s most advanced mAb2 product candidate, FS118, is in a Phase 1 clinical trial in heavily pretreated patients with advanced cancer who have relapsed on programmed cell death ligand-1 (“PD-L1”), or programmed cell death protein-1, (“PD-1”), checkpoint inhibitor therapies. F-star has not yet demonstrated its ability to successfully complete any Phase 1 clinical trials, Phase 2 clinical trials or any Phase 3 or other pivotal clinical trials, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on its behalf or conduct sales and marketing activities necessary for successful product commercialization. In addition, given its limited operating history, F-star may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors in achieving its business objectives. Additionally, F-star expects its financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond F-star’s control. Consequently, any predictions you make about the F-star’s future success or viability may not be as accurate as they could be if F-star had a longer operating history or more experience developing mAb2 product candidates.

F-star will need substantial additional funding in order to complete the development and commence commercialization of its mAb2 product candidates. Failure to obtain this necessary capital at acceptable terms and when needed may force it to delay, reduce or eliminate its product development programs or commercialization efforts.

F-star expects its expenses to increase in connection with its ongoing activities, particularly as F-star completes the Phase 1 clinical trial of FS118 and initiates later-stage clinical development, and continues to research, develop and initiate clinical trials of FS120, FS222 and any other mAb2 product candidates. In addition, if F-star obtains regulatory approval for any of its mAb2 product candidates, it expects to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution.

Furthermore, upon the Closing, F-star expects to incur additional costs associated with operating as a public company. Accordingly, F-star will need to obtain substantial additional funding in connection with its continuing operations. If F-star is unable to raise capital when needed or on attractive terms, it could be forced to delay, reduce or eliminate its product development programs or any future commercialization efforts.

F-star expects that its available cash and cash equivalents immediately prior to the completion of the Exchange, together with net cash held by Spring Bank upon consummation of the Exchange, the anticipated proceeds of approximately $25.0 million from the Pre-Closing Financing, the projected receipt of contingent milestones and research and development payments under its current collaborations with Merck and Denali and annual UK research and development tax refunds will enable it to fund its operating expenses, preclinical and clinical trial costs, including capped costs per the CVR Agreement towards continuing the ongoing Phase 1a/1b clinical trial of Spring Bank’s SB 11285 program and capital expenditure requirements through at least the next

24 months. However, F-star has based this estimate on assumptions that may prove to be wrong, including raising at least $25.0 million in the Pre-Closing Financing and the timing of contingent milestones and research and development payments from the current collaborations with Merck and Denali, and it could use its capital resources sooner than it currently expects. The combined company will need to raise additional capital to complete the development and commercialization of FS118, FS120, FS222, if approved, and may also need to raise additional funds to pursue other development activities related to additional product candidates.

F-star’s future capital requirements will depend on many factors, including:

•	the cost, progress, results of the Phase 1 clinical trial of FS118 and any later-stage clinical trials for this product candidate;

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the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for its other mAb[2] product candidates, including FS120, FS222 and any future product candidate;

•	the number of potential new mAb[2] product candidates F-star identifies and decides to develop;

•	the cost of manufacturing drug supply for the clinical trials of its mAb[2] product candidates;

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the time and costs involved in obtaining regulatory approval for its mAb[2] product candidates and any delays F-star may encounter as a result of evolving regulatory requirements or adverse clinical trial results with respect to any of its mAb[2] product candidates;

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the costs involved in growing F-star’s organization to the size and expertise needed to allow for the research, development and potential commercialization of F-star’s current or any future mAb[2] product candidates;

•	fulfilling obligations under F-star’s existing collaboration agreements and the entry into new collaboration agreements;

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the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing its intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that F-star is infringing upon their intellectual property rights;

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the cost of commercialization activities and costs involved in the creation of an effective sales, marketing and healthcare compliance organization for any mAb[2] product candidates F-star develops, if approved;

•	the potential additional expenses attributable to adjusting F-star’s development plans (including any supply related matters) to the COVID-19 pandemic;

•	the revenue, if any, received from commercial sales of its mAb[2] product candidates for which F-star receive marketing approval; and

•	the costs of operating as a public company.

Until F-star can generate sufficient product revenue to finance its cash requirements, which it may never do, F-star expects to finance its future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. Disruptions in the financial markets in general and more recently due to the COVID-19 pandemic have made equity and debt financing more difficult to obtain, and may have a material adverse effect on F-star’s ability to meet its fundraising needs.

F-star’s ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which it may have no or limited control. If adequate funds are not available on commercially acceptable terms when needed, F-star may be forced to delay, reduce or terminate the development or commercialization of all or part of its research programs or mAb2 product candidates or it may be unable to take advantage of future business opportunities.

Raising additional capital may cause dilution to holders of existing shareholders of F-star, restrict F-star’s operations or require F-star to relinquish rights to its technologies or mAb2 product candidates.

Until such time, if ever, as F-star can generate substantial product revenues, F-star expects to finance its operations with its existing cash and cash equivalents, including the Pre-Closing Financing and revenue from its collaborations. In order to further advance development of its mAb2 product candidates, discover additional mAb2 product candidates and pursue its other business objectives, however, F-star will need to seek additional funds.

F-star cannot guarantee that future financing will be available in sufficient amounts or on commercially reasonable terms, if at all. To the extent that F-star raises additional capital by issuing equity securities, F-star’s existing shareholders’ ownership may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect F-star’s rights as a shareholder. Equity and debt financing, if available, may involve agreements that include covenants limiting or restricting F-star’s ability to take specific actions, such as redeeming F-star’s shares, making investments, incurring additional debt, making capital expenditures or declaring dividends.

The incurrence of indebtedness could result in increased fixed payment obligations and F-star may be required to agree to certain restrictive covenants therein, such as limitations on F-star’s ability to incur additional debt, limitations on F-star’s ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely affect F-star’s ability to conduct its business.

If F-star is unable to obtain funding on a timely basis, F-star may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any of its mAb2 product candidates, if approved, or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which could materially affect its business, financial condition and results of operations.

F-star will need to hire additional qualified accounting personnel in order to remediate material weaknesses in its internal control over financial reporting, and F-star will need to expend any additional resources and efforts that may be necessary to establish and to maintain the effectiveness of its internal control over financial reporting and its disclosure controls and procedures.

Although F-star is not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in connection with the preparation and audit of its financial statements for the year ended December 31, 2019, its management identified two material weaknesses related to its financial reporting process. PCAOB guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected and corrected on a timely basis. As a result, the financial statements for the years ended December 31, 2017 and 2018 required restatements related to income taxes. Additionally, these material weaknesses could result in further misstatements of account balances or disclosures that could result in further material misstatements to the F-star annual or interim consolidated financial statements that would not be prevented or detected.

These material weaknesses relate to (i) the lack of formal policies and procedures and sufficient complement of personnel to implement effective segregation of duties and (ii) the company did not have sufficient formality and evidence of controls over key reports and spreadsheets.

F-star has commenced measures to remediate these material weaknesses and it intends to hire additional finance and accounting personnel with appropriate expertise to perform specific functions and allow for proper segregation of duties, design key controls and implement improved processes and internal controls, build its financial management and reporting infrastructure, and further develop and document its accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight.

There can be no assurance that F-star will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weaknesses described above. There is also no assurance that F-star has identified all of its material weaknesses or that F-star will not in the future have additional material weaknesses. If F-star fails to remediate the material weaknesses or to meet the demands that will be placed upon it as a public company, including the requirements of the Sarbanes-Oxley Act, F-star may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in F-star’s financial reporting, and F-star’s share price may decline as a result. F-star also could become subject to investigations by Nasdaq, the SEC or other regulatory authorities.

F-star believes its current cash and cash equivalents will be sufficient to fund its business only for a limited amount of time, and if it is not able to raise additional funds, it may be unable to continue as a going concern.

As of August 28, 2020, the date of approval of the consolidated financial statements for the year ended December 31, 2019 and not taking into account any proceeds raised in the Pre-Closing Financing, F-star does not expect its cash deposits will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months. This raises substantial doubt over F-star’s ability to continue as a going concern.

Concurrently with the execution of the Exchange Agreement on July 29, 2020, certain existing investors of F-star, pursuant to binding equity commitment letters by and between each investor and F-star, agreed to subscribe for ordinary shares of F-star in a private placement as of immediately prior to the Closing (the “Pre-Closing Financing”). As of October 16, 2020, F-star has received commitments from investors to purchase $15 million of ordinary shares of F-star in the Pre-Closing Financing, and F-star may continue to seek additional commitments in the Pre-Closing Financing until 11:59 p.m., Eastern time on the 10th day prior to the Special Meeting. The closing of the Exchange Agreement would provide access to the existing cash deposits of Spring Bank as well as expected additional equity financing to be raised by F-star in the Pre-Closing Financing. The expected closing is anticipated to be on or about November 20, 2020. The closing of the Exchange is, however, subject to approval by the shareholders of Spring Bank.

Risks Related to Development and Commercialization

If F-star is unable to advance its current or future mAb2 product candidates through clinical trials, obtain marketing approval and ultimately commercialize any mAb2 product candidates F-star develops, or if it experiences significant delays in doing so, F-star’s business will be materially harmed.

F-star is early in its mAb2 product candidate development efforts and only has one mAb2 product candidate in clinical development, which is still in early-stage clinical trials. F-star has invested substantially all of its efforts and financial resources in the development of its proprietary mAb2 technology, identification of targets and preclinical development of its mAb2 product candidates.

F-star’s ability to generate product revenues, which F-star does not expect will occur for several years, if ever, will depend heavily on the successful development and eventual commercialization of the mAb2 product candidates F-star develops, which may never occur. F-star’s current mAb2 product candidates, and any future mAb2 product candidates F-star develops, will require additional preclinical and clinical development, management of clinical, preclinical and manufacturing activities, marketing approval in the United States and other jurisdictions, demonstrating cost effectiveness to pricing and reimbursement authorities in various jurisdictions, obtaining and securing sufficient manufacturing supply for both clinical development and commercial production, building of a commercial organization, and substantial investment and significant marketing efforts before F-star generate any revenues from any future product sales. Moreover, the success of F-star’s current and future mAb2 product candidates will depend on several factors, including the following:

•	successful and timely completion of preclinical studies, including in vivo animal studies if necessary, and human clinical trials;

•	sufficiency of F-star’s financial and other resources to complete the necessary preclinical studies and clinical trials;

•	receiving regulatory approvals or authorizations for conducting F-star’s planned clinical trials or future clinical trials;

•	initiation and successful patient enrollment in and completion of clinical trials on a timely basis;

•	safety, tolerability and efficacy profiles that are satisfactory to the FDA, the EMA or any other comparable foreign regulatory authority for a product to receive marketing approval;

•	timely receipt of marketing approvals for F-star’s mAb[2] product candidates from applicable regulatory authorities;

•	the extent of any required post-marketing approval commitments made to applicable regulatory authorities;

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establishing and scaling up, either alone or with third-party manufacturers, manufacturing capabilities of clinical supply for F-star’s clinical trials and commercial manufacturing, if any mAb[2] product candidates are approved;

•	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for F-star’s mAb[2] product candidates, both in the United States and internationally;

•	successfully scaling a sales and marketing organization and launching commercial sales of F-star’s mAb[2] product candidates, if approved;

•	acceptance of F-star’s mAb[2] product candidates’ benefits and uses, if approved, by patients, the medical community and third-party payors;

•	maintaining a continued acceptable safety profile of F-star’s mAb[2] product candidates following marketing approval and commercial launch;

•	effectively competing with companies developing and commercializing other therapies in the same indications targeted by F-star’s mAb[2] product candidates;

•	obtaining and maintaining healthcare coverage and adequate reimbursement from third-party payors for any approved products; and

•	enforcing and defending intellectual property rights and claims.

If F-star is not successful with respect to one or more of these factors in a timely manner or at all, F-star could experience significant delays or an inability to successfully commercialize any mAb2 product candidates F-star develops, which would materially harm F-star’s business. If F-star does not receive marketing approvals for F-star’s current and future product candidates, F-star may not be able to continue its operations.

All of F-star’s mAb2 product candidates are in preclinical or early clinical development. Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. F-star may experience delays in completing, or ultimately be unable to complete, the development and commercialization of F-star’s current and future mAb2 product candidates.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and F-star’s future clinical trial results may not be successful.

To date, F-star has not completed any clinical trials required for the approval of any of its mAb2 product candidates. Although F-star expects completion of the current Phase 1 clinical trial of FS118 in the fourth quarter of 2020 and initiation of a Phase 1 clinical trial for FS120 in the fourth quarter of 2020, and it also plans to submit a Clinical Trial Application (“CTA”), to the EMA for FS222 in the second half of 2020, F-star may experience delays in its ongoing clinical trials or preclinical studies and F-star does not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time, have sufficient drug supply for F-star’s mAb2 product candidates on a timely basis or be completed on schedule, if at all. F-star may also experience numerous unforeseen events during its clinical trials that could delay or prevent F-star’s ability to receive marketing approval or to commercialize the mAb2 product candidates F-star develops, including:

•	delays in or failure to obtain regulatory approval to commence a clinical trial;

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delays in or failure to reach agreement on acceptable terms with prospective contract research organizations (“CROs”), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in or failure to obtain institutional review board (“IRB”), approval at each site;

•	delays in or failure to recruit a sufficient number of suitable patients to participate in a trial;

•	failure to have participants complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	delays in adding new clinical trial sites;

•	failure to manufacture sufficient quantities of a mAb[2] product candidate for use in clinical trials in a timely manner;

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safety or tolerability concerns that could cause it or F-star’s collaborators, as applicable, to suspend or terminate a trial if F-star or F-star’s collaborators find that the participants are being exposed to unacceptable health risks;

•	changes in regulatory requirements, policies and guidelines;

•	failure of F-star’s third-party research contractors to comply with regulatory requirements or meet their contractual obligations to it in a timely manner, or at all;

•	delays in establishing the appropriate dosage levels for a particular product candidate through clinical trials;

•	the quality or stability of the mAb[2] product candidate falling below acceptable standards; and

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business interruptions resulting from pandemics, including those related to COVID-19, geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

F-star could encounter delays if a clinical trial is suspended or terminated by it, by the IRBs of the institutions in which such trials are being conducted or ethics committees, or by the FDA, the EMA, or other comparable foreign regulatory authorities, or if a trial is recommended for suspension or termination by the Data Review Committee (“DRC”), or Data Safety Monitoring Board (“DSMB”), for such trial. Any such authorities may impose such a suspension or termination of ongoing human subjects research due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or F-star’s clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the EMA, or other comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class to which F-star’s mAb2 product candidates belong, failure to demonstrate a benefit from using a mAb2 product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If F-star experiences delays in the completion of, or if F-star terminates, any clinical trial of its mAb2 product candidates, the commercial prospects of its mAb2 product candidates will be harmed, and F-star’s ability to generate product revenues from any of these mAb2 product candidates will be delayed or may become impossible. In addition, any delays in completing clinical trials will increase F-star’s costs, slow down F-star’s mAb2 product candidate development and approval process and jeopardize F-star’s ability to commence product sales and generate revenues. Moreover, if F-star makes changes to F-star’s mAb2 product candidates, F-star may need to conduct additional scientific studies to bridge its modified mAb2 product candidates to earlier versions, which could delay F-star’s clinical development plan or marketing approval for F-star’s mAb2 product candidates. Significant clinical trial delays could also allow F-star’s competitors to bring products to market before F-star does or shorten any periods during which F-star has the exclusive right to commercialize F-star’s mAb2 product candidates and impair F-star’s ability to commercialize its mAb2 product candidates.

Any of these occurrences may harm F-star’s business, reputation, financial condition and results of operations significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval for F-star’s mAb2 product candidates or result in the cessation of development of F-star’s mAb2 product candidates.

F-star’s clinical trials may fail to demonstrate adequately the safety and efficacy of any of F-star’s mAb2 product candidates, which would prevent or delay regulatory approval and commercialization.

To obtain the requisite regulatory approvals to market and sell any of F-star’s mAb2 product candidates, including FS118, FS120, FS222 and any other future product candidates, F-star must demonstrate through extensive preclinical studies and clinical trials that F-star’s products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and F-star’s future clinical trial results may not be successful. Further, the process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications, patient population and regulatory agency considering the product’s marketing application. Prior to obtaining approval to commercialize a mAb2 product candidate in the United States or abroad, F-star or F-star’s potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA, the EMA or other comparable foreign regulatory authorities, that such mAb2 product candidates are safe and effective for their intended uses.

Clinical trials that F-star conducts may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market F-star’s mAb2 product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. If the results of F-star’s ongoing or future clinical trials are inconclusive with respect to the efficacy of F-star’s mAb2 product candidates, if F-star does not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with its mAb2 product candidates, F-star may be delayed in obtaining marketing approval, if at all.

Even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses, and F-star cannot guarantee that the FDA, the EMA, or other comparable foreign regulatory authorities will interpret the results as F-star does, and more trials could be required before F-star submits its mAb2 product candidates for approval. F-star cannot guarantee that the FDA, the EMA or other comparable foreign regulatory authorities will view F-star’s mAb2 product candidates as being effective and having a favorable benefit-risk profile even if positive results are observed in clinical trials. To the extent that the results of the trials are not satisfactory to the FDA, the EMA or other comparable foreign regulatory authorities for support of a marketing application, approval of F-star’s mAb2 product candidates may be significantly delayed, or F-star may be required to expend significant additional resources, which may not be available to F-star, to conduct additional trials in support of potential approval of F-star’s mAb2 product candidates.

Preclinical drug development is uncertain. Some or all of F-star’s preclinical mAb2 product candidates, such as FS120 and FS222 may experience delays or may never advance to clinical trials, which would adversely affect F-star’s ability to obtain regulatory approvals or commercialize these mAb2 product candidates on a timely basis or at all, which would have an adverse effect on F-star’s business.

Before F-star can commence clinical trials for a mAb2 product candidate, F-star must complete extensive preclinical testing and studies that support F-star’s INDs in the United States, or CTAs in Europe. Conducting preclinical testing is a lengthy, time-consuming and expensive process and delays associated with mAb2 product candidates for which F-star is directly conducting preclinical testing and studies may cause it to incur additional operating expenses. Although F-star is currently conducting a Phase 1 clinical trial for FS118 and preparing for a Phase 1 clinical trial for FS120, F-star cannot be certain of the timely completion or outcome. Additionally, while F-star currently intends to submit a CTA to the EMA, for FS222 in the third quarter of 2020, F-star cannot be sure that it will be able to submit the CTA on that timeline, if at all, and F-star cannot be sure that submission of INDs or CTAs for this mAb2 product candidate or other mAb2 product candidates in the future will result in the FDA or the EMA allowing clinical trials for such candidates to begin.

The results of preclinical studies and early-stage clinical trials of F-star’s mAb2 product candidates may not be predictive of the results of later-stage clinical trials. Initial success in F-star’s ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later-stage trials.

Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Furthermore, there can be no assurance that any of F-star’s clinical trials will ultimately be successful or support further clinical development of any of F-star’s mAb2 product candidates. There is a high failure rate for drugs proceeding through clinical trials. Many companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and F-star cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval. Any such setbacks in F-star’s clinical development could have a material adverse effect on F-star’s business, financial condition and results of operations.

Additionally, some of the clinical trials F-star conducts may include open-label trials conducted at a limited number of clinical sites on a limited number of patients. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved product or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early-stage clinical trials often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge.

Interim, topline and preliminary data from F-star’s clinical trials that F-star announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, F-star may publish interim, topline or preliminary data from F-star’s clinical trials. Preliminary and interim data from F-star’s clinical trials may change as more patient data become available. Preliminary or interim data from F-star’s clinical trials are not necessarily predictive of final results. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, more patient data become available and F-star issues its final clinical trial report. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data F-star previously published. As a result, preliminary, topline and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the interim data could significantly harm F-star’s business prospects.

Further, others, including regulatory agencies, may not accept or agree with F-star’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular mAb2 product candidate or product, if any, and F-star in general. In addition, the information F-star chooses to publicly disclose regarding a particular preclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what F-star determines is the material or otherwise appropriate information to include in F-star’s disclosure, and any information F-star determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, if any, mAb2 product candidate or F-star’s business. If the preliminary and interim data that F-star reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, F-star’s ability to obtain approval for, and commercialize, F-star’s mAb2 product candidates may be harmed, which could harm F-star’s business, operating results, prospects or financial condition.

F-star’s mAb2 product candidates may have serious adverse, undesirable or unacceptable side effects that may delay or prevent marketing approval. If such side effects are identified during the development of F-star’s mAb2 product candidates or following approval F-star may need to abandon development of such mAb2 product candidates, the commercial profile of any approved label may be limited, or F-star may be subject to other significant negative consequences following marketing approval.

Undesirable side effects that may be caused by F-star’s mAb2 product candidates could cause it or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or other comparable foreign regulatory authorities. While F-star’s mAb2 product candidates in F-star’s preclinical studies, and the early clinical trial experience with FS118 to date have generally been well-tolerated from a risk-benefit perspective, the results from future preclinical studies and clinical trials, including of F-star’s other mAb2 product candidates, may not support this conclusion.

The results of F-star’s ongoing Phase 1 clinical trial of FS118 and future clinical trials of this and other mAb2 product candidates may show that F-star’s mAb2 product candidates cause undesirable or unacceptable side effects or even death. In such an event, F-star’s trials could be suspended or terminated and the FDA, the EMA or other comparable foreign regulatory authorities could order it to cease further development of or deny approval of F-star’s mAb2 product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Further, because all of F-star’s current mAb2 product candidates are based on F-star’s modular antibody technology platform and F-star’s mAb2 technology, any adverse safety or efficacy findings related to any mAb2 product candidate or preclinical program may adversely impact the viability of F-star’s other mAb2 product candidates or preclinical programs. Any of these occurrences may harm F-star’s business, reputation, financial condition and results of operations significantly. Additionally, if any of F-star’s mAb2 product candidates receives marketing approval and F-star or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product and require F-star’s approved product to be taken off the market, through a recall or other action;

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regulatory authorities may require the addition of labeling statements or specific warnings, such as a “black box” warning or a contraindication, to the product’s prescribing information, or require field alerts to be sent to physicians and pharmacies;

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regulatory authorities may require a medication guide explaining the risks of such side effects to be distributed to patients, or that F-star implement a risk evaluation and mitigation strategy plan to ensure that the benefits of the product outweigh its risks (such as through a REMS in the United States that may include a restricted distribution program or educational programs for prescribers);

•	F-star may be required to change the way the product is administered or to conduct additional clinical trials;

•	F-star may be subject to limitations on how it may promote the product;

•	sales of the product may decrease significantly;

•	F-star may be subject to litigation or product liability claims; and

•	F-star’s reputation may suffer.

Any of these events could prevent F-star, F-star’s collaborators or F-star’s potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent it from generating significant revenue from the sale of its mAb2 product candidates, if approved.

F-star may find it difficult to enroll patients in F-star’s clinical trials, which could delay or prevent it from proceeding with clinical trials of F-star’s mAb2 product candidates.

Identifying and qualifying patients to participate in clinical trials of F-star’s mAb2 product candidates is critical to F-star’s success. The timing of F-star’s clinical trials depends on F-star’s ability to recruit eligible patients to participate as well as the completion of required follow-up evaluations. Patients may be unwilling to participate in F-star’s clinical trials because of negative publicity from adverse events related to novel therapeutic approaches, competitive clinical trials for similar patient populations, the existence of current treatments or for other reasons including due to concerns posed by the COVID-19 pandemic. Enrollment risks are heightened with respect to indications that F-star may target in the future that may be rare or orphan diseases, which may limit the pool of patients that may be enrolled in F-star’s planned clinical trials. Any delays related to patient enrollment could result in increased costs, delays in advancing F-star’s mAb2 product candidates, delays in testing the effectiveness of F-star’s mAb2 product candidates or termination of the clinical trials altogether. F-star may not be able to identify, recruit and enroll a sufficient number of patients, or those with the required or desired characteristics, to complete its clinical trials in a timely manner. Patient enrollment and trial completion is affected by many factors, including the:

•	size and nature of the patient population and process for identifying patients;

•	proximity and availability of clinical trial sites for prospective patients;

•	eligibility and exclusion criteria for the trial;

•	design of the clinical trial;

•	safety profile, to date, of the mAb[2] product candidate under study;

•	perceived risks and benefits of the mAb[2] product candidate under study;

•	perceived risks and benefits of F-star’s approach to treatment of diseases;

•	competition with other companies for clinical sites of patients;

•	severity of the disease under investigation;

•	degree of progression of the patient’s disease at the time of enrollment;

•	ability to obtain and maintain patient consent;

•	risk that enrolled patients will drop out before completion of the trial;

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competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the mAb[2] product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications F-star is investigating;

•	patient referral practices of physicians; and

•	ability to adequately monitor patients during and after treatment.

F-star faces significant competition for its drug discovery and development efforts, and if F-star does not compete effectively, its commercial opportunities will be reduced or eliminated.

F-star competes in the segments of the biotechnology, pharmaceutical and other related markets that develop immuno-oncology therapies, and the market for biopharmaceutical products is highly competitive. F-star’s competitors include many established pharmaceutical companies, biotechnology companies, universities and other research or commercial institutions, many of which have substantially greater financial, research and development resources than F-star. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, recruiting patients, obtaining regulatory approvals, manufacturing and marketing pharmaceutical products. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with it in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of F-star’s mAb2 product candidates. The fields in which F-star operates are characterized by rapid technological change and innovation.

There are many other companies that have commercialized and/or are developing immuno-oncology therapies for cancer including large biotechnology and pharmaceutical companies, such as AstraZeneca plc (“AstraZeneca”), BMS, Eli Lilly and Company (“Eli Lilly”), MSD, Merck KGaA (“EMD Serono”), Novartis, Pfizer, Inc. (“Pfizer”), Genentech, Inc. (“Genentech”), a subsidiary of the F. Hoffmann-La Roche AG Group

(“Roche”) and Sanofi. A number of companies, not limited to those above, are attempting to combine immuno-oncology antibody therapies in order to modulate two cancer pathways simultaneously. Others have developed bispecific antibodies or bispecific fusion proteins in order to leverage the effect of a combination of single-target traditional monoclonal antibodies, which F-star refer to as traditional antibodies, in a single molecule.

With respect to F-star’s mAb2 bispecific antibody pipeline, F-star is aware of a number of competitors using other technology methods to create bispecific antibodies to treat a variety of cancer types, including, but not limited to: Eli Lilly, Genmab A/S, Inhibrx, Inc. (“Inhibrx”), MacroGenics, Inc. (“MacroGenics”), Merus N.V. (“Merus”), Pieris Pharmaceuticals, Inc. (“Pieris Pharmaceuticals”), Roche and Xencor, Inc.

With respect to F-star’s lead mAb2 product candidate, FS118, F-star is aware of other competing molecules targeting LAG-3 and PD-1/PD-L1 receptors. Companies pursuing a bispecific molecule include, but are not limited to: Avacta Group plc, Crescendo Biologics Ltd., GSK, Innovent Biologics (“Innovent”), Inc. Y-Biologics, MacroGenics and Hoffmann-La Roche. In addition, companies pursuing a combination of two traditional antibodies include, but are not limited to: BMS, C.H. Boehringer Sohn AG & Co. KG, GSK, MSD, Novartis/Immutep Limited, Incyte Corp (“Incyte”), Regeneron Pharmaceuticals, Inc. and Symphogen A/S, now a subsidiary of Servier Laboratories (“Servier”).

With respect to F-star’s second mAb2 product candidate, FS120, F-star is aware of other competing bispecific antibodies targeting OX40 and CD137, which include Aptevo Therapeutics. F-star is also aware that Pfizer still has ongoing clinical studies evaluating a combination of CD137 plus OX40 traditional antibodies.

With respect to F-star’s third mAb2 product candidate, FS222, F-star is aware of other competing bispecific antibodies targeting PD-L1 and CD137, which include Genmab/BioNTech SE, Inhibrx/Elpiscience, Merus/Incyte, Numab Therapeutics AG/CStone Pharmaceuticals, Pieris Pharmaceuticals/Servier, Shattuck Labs, I-mab Biopharma, Macrogenics, QLSF Biotherapeutics and Kahr Medical. F-star is aware of other companies pursuing a combination of two traditional antibodies targeting PD-1/PD-L1 and CD137, which include Lyvgen Biopharma (Suzhou)/MSD, Pfizer, and BMS.

F-star anticipates that it will continue to face increasing competition as new treatments enter the market and advanced technologies become available. There can be no assurance that F-star’s competitors are not currently developing, or will not in the future develop, products that are equally or more effective or are safer, or are more economically attractive than any of F-star’s current or future mAb2 product candidates, or platforms and technology that are superior to F-star’s modular antibody technology platform and F-star’s mAb2 technology. Competing products or technology platforms may gain faster or greater approval or market acceptance than F-star’s mAb2 products, if any, or modular antibody technology platform and medical advances or rapid technological development by competitors may result in F-star’s mAb2 product candidates or modular antibody technology platform becoming non-competitive or obsolete before F-star is able to recover F-star’s research and development and commercialization expenses. If F-star, F-star’s mAb2 product candidates or F-star’s modular antibody technology platform do not compete effectively, it may have a material adverse effect on F-star’s business, financial condition, and results of operations.

The regulatory approval processes of the FDA, the EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable, and if F-star is ultimately unable to obtain regulatory approval for F-star’s mAb2 product candidates, F-star’s business will be substantially harmed.

The time required to obtain approval by the FDA, the EMA and other comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, laws or regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. F-star has not obtained regulatory approval for commercialization, for any mAb2 product candidate and it is possible that none of F-star’s existing mAb2 product candidates or any mAb2 product candidates F-star may seek to develop in the future will ever obtain that approval.

F-star’s mAb2 product candidates could fail to receive regulatory approval for many reasons, including the following:

•	The FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of F-star’s clinical trials;

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F-star may be unable to demonstrate to the satisfaction of the FDA, the EMA or other comparable foreign regulatory authorities that a mAb[2] product candidate is safe, pure and potent or effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA or other comparable foreign regulatory authorities for approval;

•	F-star may be unable to demonstrate that a mAb[2] product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA, the EMA or other comparable foreign regulatory authorities may disagree with F-star’s interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of F-star’s mAb[2] product candidates may not be sufficient to support the submission of a Biologics License Application (“BLA”), to the FDA or other submission or to obtain regulatory approval in the United States, the EU or elsewhere;

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upon review of F-star clinical trial sites and data, the FDA, EMA or comparable foreign regulatory authorities may find F-star’s record keeping or the record keeping of its clinical trial sites to be inadequate;

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the FDA, the EMA or other comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which F-star contract for clinical and commercial supplies; and

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the approval policies or regulations of the FDA, the EMA or other comparable foreign regulatory authorities or the laws they enforce may significantly change in a manner rendering F-star’s clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in F-star’s failing to obtain regulatory approval to market any of F-star’s mAb2 product candidates, which would significantly harm F-star’s business, financial condition and results of operations. The FDA, the EMA and other comparable foreign regulatory authorities have substantial discretion in the approval process, and determining when or whether to grant regulatory approval will be obtained for any of F-star’s mAb2 product candidates, and whether to impose any conditions on such marketing approvals as described below. Even if F-star believes the data collected from clinical trials of F-star’s mAb2 product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or other comparable foreign regulatory authorities.

In addition, even if F-star were to obtain approval, regulatory authorities may approve any of F-star’s mAb2 product candidates for fewer or more limited indications than F-star request, may not approve the price F-star intends to charge for F-star’s mAb2 products, if any, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a mAb2 product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that mAb2 product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for F-star’s mAb2 product candidates.

If F-star is required by the FDA to obtain approval of a companion diagnostic in connection with approval of a mAb2 product candidate, and F-star does not obtain or face delays in obtaining FDA approval of a diagnostic device, F-star will not be able to commercialize the mAb2 product candidate and F-star’s ability to generate revenue will be materially impaired.

According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product in an intent to treat indication, the FDA will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared for that indication. Under the U.S. Federal Food, Drug, and Cosmetic Act, companion diagnostics are regulated as medical devices, and the FDA requires companion diagnostics intended to select the patients who likely will respond to cancer treatment to obtain Premarket Approval (“PMA”), for the diagnostic. The PMA process, including the gathering of analytical and prospective clinical data and the submission to and review by the FDA, involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, performance, good manufacturing practices, and labeling. A PMA is not guaranteed and may take considerable time, and the FDA may ultimately respond to a PMA submission with a “not approvable” determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. As a result, if F-star is required by the FDA to obtain approval of a companion diagnostic for a therapeutic mAb2 product candidate, and F-star does not obtain or there are delays in obtaining FDA approval of a diagnostic device, F-star may not be able to commercialize the mAb2 product candidate on a timely basis or at all and F-star’s ability to generate revenue will be materially impaired.

Even if F-star’s mAb2 product candidates obtain regulatory approval, F-star will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

Additionally, F-star’s mAb2 product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and F-star may be subject to penalties if F-star fails to comply with ongoing regulatory requirements or experiences unanticipated problems with any such approved products.

If the FDA, the EMA or other comparable foreign regulatory authority approves any of F-star’s mAb2 product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the mAb2 product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, establishment registration, as well as continued compliance with current Good Manufacturing Practices (“cGMPs”), by all facilities involved in the production of the approved therapeutic product and with Good Clinical Practices (“GCPs”), for any clinical trials that F-star conducts post-approval, all of which may result in significant expense and limit F-star’s ability to commercialize such products. In addition, any regulatory approvals that F-star receives for F-star’s mAb2 product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the mAb2 product candidate. The FDA, as well as its foreign regulatory counterparts, also have significant post-market authority, including the authority to require labeling changes based on new safety information.

Moreover, the FDA strictly regulates the promotional claims that may be made about prescription drug and biological products. In particular, a product may not be promoted for off-label uses that are not approved by the FDA as reflected in the product’s approved packaging label. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Further, if there are any modifications to the biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement.

If there are changes in the application of legislation, regulations or regulatory policies, or if problems are discovered with a product or F-star’s manufacture of a product, or if F-star or one of F-star’s distributors, licensees or co-marketers fails to comply with regulatory requirements, regulatory authorities could take various actions. These include imposing fines on F-star, imposing restrictions on the product or its manufacture and requiring a recall or other removal of the product from the market. The regulators could also suspend or withdraw F-star’s marketing authorizations, require it to conduct additional clinical trials, change F-star’s product labeling or require F-star to submit additional applications for marketing authorization. If any of these events occurs, F-star’s ability to sell such product may be impaired, and F-star may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect F-star’s business, financial condition and results of operations.

F-star may become exposed to costly and damaging liability claims, either when testing F-star’s mAb2 product candidates in the clinic or at the commercial stage, and F-star’s product liability insurance may not cover all damages from such claims.

F-star is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of biopharmaceutical products. Currently, F-star has no products that have been approved for commercial sale; however, the current and future use of mAb2 product candidates by it and F-star’s collaborators in clinical trials, and the potential sale of any approved products in the future, may expose it to liability claims. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies, F-star’s collaborators or others selling such products. Any claims against F-star, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for F-star’s mAb2 product candidates or any prospects for commercialization of F-star’s mAb2 product candidates. Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a product, even after regulatory approval, may exhibit unforeseen side effects. If any of F-star’s mAb2 product candidates were to cause adverse side effects during clinical trials or after approval of the mAb2 product candidate, F-star may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use F-star’s mAb2 product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for F-star’s products due to negative public perception;

•	injury to F-star’s reputation;

•	withdrawal of clinical trial participants or difficulties in recruiting new trial participants;

•	initiation of investigations by regulators;

•	costs to defend or settle the related litigation;

•	a diversion of management’s time and F-star’s resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenues from product sales; and

•	the inability to commercialize any of F-star’s mAb[2] product candidates, if approved.

Although F-star believes it maintains adequate product liability insurance for its mAb2 product candidates, it is possible that F-star’s liabilities could exceed F-star’s insurance coverage. F-star intends to expand F-star’s insurance coverage to include the sale of commercial products if F-star obtains marketing approval for any of F-star’s mAb2 product candidates. However, F-star may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against it for uninsured liabilities or in excess of insured liabilities, F-star’s assets may not be sufficient to cover such claims and F-star’s business operations could be impaired.

Should any of the events described above occur, this could have a material adverse effect on F-star’s business, financial condition and results of operations.

Due to F-star’s limited resources and access to capital, F-star must, and has in the past decided to, prioritize development of certain mAb2 product candidates over other potential mAb2 product candidates. These decisions may prove to have been wrong and may adversely affect F-star’s ability to develop its own programs, F-star’s attractiveness as a commercial partner and may ultimately have an impact on F-star’s commercial success.

Because F-star has limited resources and access to capital to fund its operations, F-star must decide which mAb2 product candidates to pursue and the amount of resources to allocate to each. F-star’s decisions concerning the allocation of research, collaboration, management and financial resources toward particular mAb2 bispecific antibodies, mAb2 product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, F-star’s decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause it to miss valuable opportunities. If F-star makes incorrect determinations regarding the market potential of its mAb2 product candidates or misreads trends in the biopharmaceutical industry, in particular for F-star’s lead mAb2 product candidate, F-star’s business, financial condition and results of operations could be materially adversely affected.

F-star may seek orphan drug designation for mAb2 product candidates F-star develops, and F-star may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity if a designed product candidate is ultimately approved.

As part of F-star’s business strategy, F-star may seek orphan drug designation for any mAb2 product candidates F-star develops, and F-star may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and the EU, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act in the United States, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards certain clinical trial costs, tax advantages and user-fee waivers.

Similarly, in Europe, the European Commission grants orphan designation after receiving the opinion of the EMA Committee for Orphan Medicinal Products on an orphan designation application. Orphan designation is intended to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in the EU and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug. In the EU, orphan designation entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.

Generally in the United States, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug and the same orphan indication for that time period, except in limited circumstances. The applicable period is seven years in the United States, with a potential six-month extension of exclusivity if certain pediatric studies are conducted and the results are reported to the FDA.

In Europe, an approved orphan medicinal product is entitled to ten years of market exclusivity in all EU member states. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the ten-year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities of such product. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if the similar product is established to be safer, more effective or otherwise clinically superior to the original orphan medicinal product. After five years, an EU member state can request that the period of market exclusivity be reduced to six years if it can be demonstrated that the criteria for orphan designation no longer apply and the medicine is sufficiently profitable. The period of market exclusivity may be extended for an additional two years for medicines that have also complied with an agreed pediatric investigation plan (“PIP”).

Similarly, even if F-star obtains orphan drug exclusivity for a mAb2 product candidate that is approved for marketing in the U.S., such exclusivity may not effectively protect the mAb2 product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA can subsequently approve the later drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While F-star may seek orphan drug designation for applicable indications for F-star’s current and any future mAb2 product candidates, F-star may never receive such designations.

Accordingly, even if F-star does receive such designations in the U.S. and/or in Europe, there is no guarantee that F-star will enjoy the benefits of those designations.

F-star’s approach to the discovery and development of F-star’s therapeutic treatments is based on novel technologies that are unproven and may not result in marketable products.

F-star plans to develop a pipeline of mAb2 product candidates using F-star’s modular antibody technology platform. F-star believes that mAb2 product candidates identified with its modular antibody technology platform may offer an improved therapeutic approach by creating fully formed molecules using standard antibody production technology, thereby potentially improving the binding and biological response, and reducing any need for reassembly or other post-synthesis modifications.

However, F-star has not, nor to F-star’s knowledge has any other company, received regulatory approval for a therapeutic that uses tetravalent bispecific IgG1 antibody technology. F-star cannot be certain that its approach will lead to the development of approvable or marketable products. In addition, the FDA, the EMA or other comparable foreign regulatory agencies may lack experience in evaluating the safety and efficacy of products based on F-star’s mAb2 technology, which could result in a longer than expected regulatory review process, increase F-star’s expected development costs and delay or prevent commercialization of F-star’s mAb2 product candidates.

F-star may not be successful in its efforts to utilize its modular antibody technology platform and mAb2 technology to build a pipeline of additional mAb2 product candidates. Failure to successfully identify, develop and commercialize additional products or mAb2 product candidates could impair F-star’s ability to grow.

Although a substantial amount of F-star’s efforts will continue to focus on the preclinical studies and clinical testing and potential approval of the mAb2 product candidates in F-star’s current pipeline, a key element of F-star’s long-term growth strategy is to identify, develop and market additional products and mAb2 product candidates. Because F-star has limited financial and managerial resources, continuing to utilize F-star’s modular antibody technology platform and F-star’s mAb2 technology to generate mAb2 bispecific antibodies and identify mAb2 product candidates with certain advantages, such as safety and potency, beyond what would be achieved with a combination of two traditional antibodies or bispecific antibodies, will require substantial additional technical, financial and human resources, whether or not any mAb2 product candidates are ultimately identified. F-star’s modular antibody technology platform may fail to generate mAb2 bispecific antibodies that are suitable for further development, and F-star may fail to correctly identify future mAb2 product candidates that have the potential to become successful products. F-star will need to continue to invest in improving and expanding F-star’s modular antibody technology platform and F-star’s mAb2 technology, which will require scientific expertise and substantial resources.

All product candidates are prone to risks of failure typical of biopharmaceutical product development, including the possibility that a product candidate may not be suitable for clinical development as a result of its harmful side effects, limited efficacy or other characteristics that indicate that it is unlikely to be a product that will receive approval by the FDA, the EMA and other comparable foreign regulatory authorities and achieve market acceptance. If F-star does not successfully develop and commercialize F-star’s mAb2 product candidates based upon F-star’s current platform and technological approach, F-star may not be able to obtain product or collaboration revenues in future periods, which would adversely affect F-star’s business, financial condition and results of operations.

F-star’s mAb2 product candidates that are successful in achieving marketing approval may face competition sooner than anticipated.

Even if F-star is successful in achieving regulatory approval to commercialize a mAb2 product candidate for a specific indication ahead of its competitors, such an approved therapeutic candidate may face competition from biosimilar products. In the United States, mAb2 product candidates are regulated by the FDA as biological products and F-star intends to seek approval for these therapeutic candidates pursuant to the BLA pathway. The BPCIA created an abbreviated pathway for the FDA approval of biosimilar biological products based on a previously licensed innovator, or reference, biological product. Under the BPCIA, an application for a biosimilar biological product cannot be approved by the FDA until 12 years after the original reference biological product was approved under a BLA.

F-star believes that any of its mAb2 product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity available to reference biological products. However, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider F-star’s therapeutic candidates to be reference biological products pursuant to its interpretation of the exclusivity provisions of the BPCIA, potentially creating the opportunity for follow-on biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any reference product in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing including whether a future competitor seeks an interchangeability designation for a biosimilar of a future F-star approved biological products. Under the BPCIA as well as state pharmacy laws, only so-called “interchangeable” biosimilar products are considered substitutable for the reference biological product without the intervention of the healthcare provider who prescribed the original biological product. However, as with all prescribing decisions made in the context of a patient-provider relationship and a patient’s specific medical needs, healthcare providers are not restricted from prescribing biosimilar products in an off-label manner. In addition, a competitor could decide to forego the abbreviated approval pathway available for biosimilar products and to submit a full BLA for product licensure after completing its own preclinical studies and clinical trials. In such a situation, any exclusivity to which F-star may be eligible under the BPCIA would not prevent the competitor from marketing its biological product as soon as it is approved.

In Europe, the European Commission has granted marketing authorizations for several biosimilar products pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In addition, companies may be developing biosimilar products in other countries that could compete with F-star’s products, if approved.

If competitors are able to obtain marketing approval for biosimilars referencing an approved F-star mAb2 product candidates, if approved, F-star’s future products may become subject to competition from such biosimilars, whether or not they are designated as interchangeable, with the attendant competitive pressure and potential adverse consequences. Such competitive products may be able to immediately compete with F-star in each indication for which its product candidates may have received approval.

The successful commercialization of F-star’s mAb2 product candidates will depend in part on the extent to which governmental authorities and health insurers establish coverage and adequate reimbursement levels, as well as pricing policies. Failure to obtain or maintain adequate coverage and reimbursement for F-star’s mAb2 product candidates, if approved, could limit F-star’s ability to market those products and decrease F-star’s ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford products such as F-star’s mAb2 product candidates, if approved. Even if F-star receives approval to market one or more of F-star’s mAb2 product candidates in the future, F-star’s ability to achieve acceptable levels of coverage and reimbursement for such mAb2 product candidates by governmental authorities, private health insurers and other organizations will have an effect on F-star’s ability to successfully commercialize, and attract additional collaboration partners to invest in the development of, F-star’s mAb2 product candidates. Assuming

F-star obtains coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. F-star cannot be sure that coverage and reimbursement in the United States, the EU or elsewhere will be available for any product that F-star may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Obtaining and maintaining reimbursement status is time-consuming and costly. No uniform policy for coverage and reimbursement for drug products exist among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require it to provide scientific and clinical support for the use of F-star’s products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and F-star believes that changes in these rules and regulations are likely.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for F-star’s mAb2 product candidates.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic/biosimilar drug or a less expensive therapy is available. It is possible that a third-party payor may consider F-star’s mAb2 product candidate and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if F-star shows improved efficacy or improved convenience of administration with F-star’s mAb2 product candidate over other available and comparable products, pricing of existing drugs may limit the amount F-star will be able to charge for its mAb2 product candidate. These payors may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable it to realize an appropriate return on F-star’s investment in product development. If coverage and reimbursement is not available or is available only at limited levels, F-star may not be able to successfully commercialize F-star’s mAb2 product candidates, and may not be able to obtain a satisfactory financial return on products that F-star may develop.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. For example, under these circumstances, physicians may limit how much or under what circumstances they will prescribe or administer F-star’s products and patients may deliver to purchase such products. This, in turn, could affect F-star’s ability to commercialize F-star’s products successfully and impact F-star’s profitability, results of operations, financial condition, and future success.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and F-star believes the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of F-star’s mAb2 product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that F-star is able to charge for F-star’s mAb2 product candidates. Accordingly, in markets outside the United States, the reimbursement for F-star’s products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of F-star’s mAb2 product candidates, restrict or regulate post-approval activities and affect F-star’s ability to commercialize any products for which F-star obtains marketing approval.

Moreover, increasing efforts by governmental and third-party payors in the United States, the EU and other jurisdictions to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for F-star’s mAb2 product candidates. F-star expects to experience pricing pressures in connection with the sale of any of F-star’s mAb2 product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

The future commercial success of F-star’s mAb2 product candidates will depend on the degree of market acceptance of F-star’s potential products among physicians, patients, third-party payors and the medical community.

To date, F-star has no products authorized for marketing and F-star does not expect to be able to commercialize any of F-star’s mAb2 product candidates for a number of years, if ever. Even if one or more of F-star’s mAb2 product candidates are approved for commercialization, they may not achieve an adequate level of acceptance by physicians, patients and the medical community, and F-star may not become profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of F-star’s future approved products may require significant resources and may never be successful which would prevent F-star from generating significant revenues or becoming profitable. Market acceptance of F-star’s future products by physicians, patients and third-party payors will depend on a number of factors, many of which are beyond F-star’s control, including, but not limited to:

•	the clinical indications for which F-star’s mAb[2] product candidates are approved;

•	physicians, hospitals, cancer treatment centers and patients considering F-star’s mAb[2] product candidates as a safe and effective treatment;

•	the potential and perceived advantages of F-star’s mAb[2] product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

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product labeling or product insert requirements of the FDA, the EMA or other comparable foreign regulatory authorities, or any risk mitigation measures that are required to be followed as part of the product’s marketing approval;

•	limitations or warnings contained in the labeling approved by the FDA, the EMA or other comparable foreign regulatory authorities;

•	the timing of market introduction of F-star’s mAb[2] product candidates in relation to other potentially competitive products;

•	the cost of F-star’s mAb[2] product candidates in relation to alternative treatments;

•	the amount of upfront costs or training required for physicians to administer F-star’s mAb[2] product candidates;

•	the availability of coverage and adequate reimbursement from third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and reimbursement by third-party payors and government authorities;

•	the relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies;

•	the effectiveness of F-star’s sales and marketing efforts and distribution support; and

•	the presence or perceived risk of potential product liability claims.

If F-star’s mAb2 product candidates fail to gain market acceptance, this will have a material adverse impact on F-star’s ability to generate revenues to provide a satisfactory, or any, return on F-star’s investments. Even if some products achieve market acceptance, the market may prove not to be large enough to allow it to generate significant revenues.

Healthcare legislative reform measures may have a negative impact on F-star’s business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect F-star’s ability to profitably sell any mAb2 product candidates for which F-star obtains marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact F-star’s business in the future by requiring, for example: (i) changes to F-star’s manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of F-star’s products, (iv) restriction on coverage, reimbursement, and pricing for F-star’s products, (v) transparency reporting obligations regarding transfers of value to healthcare professionals or (vi) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect F-star’s business, financial condition and results of operations.

In March 2010, the Affordable Care Act (“ACA”) was enacted, which includes measures that have significantly changed the way healthcare is financed by both governmental and private insurers in the United States. It also included the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The ACA continues to significantly impact the United States’ pharmaceutical industry. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and as a result certain sections of the law have not been fully implemented or effectively repealed. In particular, in December of 2018, a Texas U.S. District Court ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act, effective January 1, 2019. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals upheld the District Court ruling that the individual mandate was unconstitutional, but remanded the case back to the lower court to determine whether other reforms enacted as part of the ACA but not specifically related to the individual mandate or health insurance, including the provisions comprising the BPCIA, could be severed from the rest of the ACA so as not to be declared invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case and has allocated one hour for oral arguments, which are expected to occur in the fall, with a decision likely to follow in 2021. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. F-star will continue to evaluate the effect that the ACA and its possible repeal and replacement has on its business. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on F-star’s business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted that affect healthcare expenditures. In particular, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices and the manner in which manufacturers set prices for their marketed products. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the current administration’s budget for fiscal year 2021, as well as policies included in several executive orders issued by President Trump in late July 2020, contain further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low income patients. Additionally, the current administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of product candidates paid by consumers. The U.S. Department of Health and Human Services (“HHS”), has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019.

The Further Consolidated Appropriations Act for 2020 (P.L. 116-94), signed into law in December 2019, included a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019 (the “CREATES Act”). The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. Because generic and biosimilar product developers need samples to conduct certain comparative testing required by the FDA, some have attributed the inability to timely obtain samples as a cause of delay in the entry of generic and biosimilar products. To remedy this concern, the CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic and biosimilar product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on F-star’s future commercial products are unknown.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for F-star’s products, once approved, or put pressure on F-star’s product pricing.

F-star expects that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that F-star receive for any approved drug, which could have an adverse effect on customers for F-star’s mAb2 product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

In the EU, similar political, economic and regulatory developments may affect F-star’s ability to profitably commercialize current or any future product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase F-star’s operating costs. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, U.S. federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent F-star from being able to generate revenue, attain profitability, or commercialize F-star’s products. Such reforms could have an adverse effect on anticipated revenue from mAb2 product candidates that F-star may successfully develop and for which F-star may obtain regulatory approval and may affect F-star’s overall financial condition and ability to develop mAb2 product candidates.

F-star’s business operations and current and future relationships with clinical investigators, healthcare professionals, consultants, third-party payors and customers may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws. If F-star is unable to comply, or has not fully complied, with such laws, F-star could face substantial penalties.

Although F-star does not currently have any products on the market, F-star’s current and future operations may be directly, or indirectly through F-star’s relationships with clinical investigators, healthcare professionals, customers and third-party payors, subject to broadly applicable healthcare laws U.S. federal and state fraud and abuse and other healthcare laws and regulations, including, without limitation, the Anti-Kickback Statute. Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which F-star obtains marketing approval. These laws impact, among other things, F-star’s proposed sales, marketing and education programs and constrain F-star’s business and financial arrangements and relationships with third-party payors, healthcare professionals who participate in F-star’s clinical research program, healthcare professionals and others who recommend, purchase, or provide F-star’s approved products, and other parties through which F-star market, sell and distribute F-star’s products for which F-star obtains marketing approval. In addition, F-star may be subject to patient data privacy and security regulation by both the U.S. federal government and the states in which F-star conducts F-star’s business. Finally, F-star’s current and future operations are subject to additional healthcare-related statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which F-star conducts F-star’s business.

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the Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act, (“FCA”);

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federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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HIPAA, which created new federal criminal and civil statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by HITECH, and their implementing regulations, which impose certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information by covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information and require notification to affected individuals and regulatory authorities of certain breaches of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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federal legislation commonly referred to as Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, chiropractors and, beginning in 2022 for payments and other transfers of value provided in the previous year, certain advanced non-physician healthcare practitioners) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

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analogous state laws and regulations, including: state anti-kickback and false claims laws that may apply to claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral source; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws that require the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products and to limit the distribution of product samples and impose requirements to ensure accountability in prescription drug sample distribution.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.

It is possible that governmental authorities will conclude that F-star’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If F-star’s operations are found to be in violation of any of these laws or any other laws that may apply to F-star, F-star may be subject to significant sanctions, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if F-star become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and the curtailment or restructuring of F-star’s operations. If any of the physicians or other healthcare providers or entities with whom F-star expects to do business is found not to be in compliance with applicable laws, that person or entity may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way.

The risk of it being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts or otherwise have broad coverage. For example, the definition of the “remuneration” under the Anti-Kickback Statute has been interpreted to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the Anti-Kickback Statute is violated.

Efforts to ensure that F-star’s business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. Any action against it for violation of these laws, even if F-star successfully defends against it, could cause it to incur significant legal expenses and divert F-star’s management’s attention from the operation of F-star’s business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a biopharmaceutical company may run afoul of one or more of the requirements.

Obtaining and maintaining marketing approval of F-star’s current and future mAb2 product candidates in one jurisdiction does not mean that F-star will be successful in obtaining marketing approval of its current and future mAb2 product candidates in other jurisdictions.

Obtaining and maintaining marketing approval of F-star’s current and future mAb2 product candidates in one jurisdiction does not guarantee that F-star will be able to obtain or maintain marketing approval in any other jurisdiction, while a failure or delay in obtaining marketing approval in one jurisdiction may have a negative effect on the marketing approval process in others. For example, even if the FDA grants marketing approval of a mAb2 product candidate, comparable foreign regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the mAb2 product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that F-star intends to charge for F-star’s future products will also be subject to approval.

F-star may submit marketing applications in other countries in addition to the United States. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which F-star must comply prior to marketing in those jurisdictions. Obtaining foreign marketing approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for F-star and could delay or prevent the introduction of F-star’s products in certain countries. If F-star fails to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, F-star’s target market will be reduced and F-star’s ability to realize the full market potential of F-star’s mAb2 product candidates will be harmed.

F-star has never commercialized a mAb2 product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize F-star’s products on its own or together with suitable partners.

F-star does not have a sales or marketing infrastructure and has no experience in the sale or marketing of biopharmaceutical products. To achieve commercial success for any approved product, F-star must develop or acquire a sales and marketing organization, outsource these functions to third parties or enter into partnerships.

F-star may decide to establish its own sales and marketing capabilities and promote its mAb2 product candidates if and when regulatory approval has been obtained in the United States and the major EU countries. There are risks involved if F-star decides to establishes F-star’s own sales and marketing capabilities or enter into arrangements with third parties to perform these services. Even if F-star establish sales and marketing capabilities, F-star may fail to launch F-star’s products effectively or to market F-star’s products effectively since F-star has no experience in the sales and marketing of biopharmaceutical products. In addition, recruiting and training a sales force is expensive and time consuming and could delay any product launch. In the event that any such launch is delayed or does not occur for any reason, F-star would have prematurely or unnecessarily incurred these commercialization expenses, and F-star’s investment would be lost if F-star cannot retain or reposition F-star’s sales and marketing personnel. Factors that may inhibit F-star’s efforts to commercialize F-star’s products on F-star’s own include:

•	F-star’s inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe F-star’s products;

•	the lack of complementary products to be offered by sales personnel, which may put F-star at a competitive disadvantage relative to companies with more extensive product lines;

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization; and

•	costs of marketing and promotion above those anticipated by F-star.

If F-star enters into arrangements with third parties to perform sales and marketing services, F-star’s product revenues or the profitability of these product revenues to it could be lower than if F-star were to market and sell any products that F-star develops itself. Such collaborative arrangements with partners may place the commercialization of F-star’s products outside of F-star’s control and would make it subject to a number of risks including that F-star may not be able to control the amount or timing of resources that F-star’s collaborative partner devotes to F-star’s products or that F-star’s collaborator’s willingness or ability to complete its obligations, and F-star’s obligations under F-star’s arrangements may be adversely affected by business combinations or significant changes in F-star’s collaborator’s business strategy. In addition, F-star may not be successful in entering into arrangements with third parties to sell and market F-star’s products or may be unable to do so on terms that are favorable to F-star. Acceptable third parties may fail to devote the necessary resources and attention to sell and market F-star’s products effectively.

If F-star does not establish sales and marketing capabilities successfully, either on F-star’s own or in collaboration with third parties, F-star may not be successful in commercializing F-star’s products, which in turn would have a material adverse effect on F-star’s business, financial condition and results of operations.

Adverse events in the field of immuno-oncology could damage public perception of F-star’s current or future mAb2 product candidates and negatively affect F-star’s business.

The commercial success of F-star’s immuno-oncology mAb2 product candidates, if approved, will depend in part on public acceptance of the use of cancer immunotherapies. Adverse events in marketed products, in clinical trials of F-star’s mAb2 product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of immuno-oncology that may occur in the future, could result in a decrease in demand for any products that F-star may develop. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, whether related to F-star’s products or those of F-star’s competitors, F-star’s products may not be accepted by the general public or the medical community.

Future adverse events in immuno-oncology or the biopharmaceutical industry could also result in heightened governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of F-star’s mAb2 product candidates. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for the mAb2 product candidates F-star develops or prevent it from receiving marketing approval at all.

The market opportunities for any current or future immuno-oncology mAb2 product candidates F-star develops, if approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Cancer therapies are sometimes characterized as first-line, second-line or third-line, and the FDA often approves new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. F-star expects to initially seek approval of F-star’s current and future immuno-oncology mAb2 product candidates as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, F-star would expect to seek approval potentially as a first-line therapy, but there is no guarantee that mAb2 product candidates F-star develops, even if approved, would be approved for first-line therapy, and, prior to any such approvals, F-star may have to conduct additional clinical trials.

In addition, subsequent developments in cancer biomarkers may demonstrate that F-star’s mAb2 product candidates are not suitable for the treatment of certain cancers or subpopulations, thereby reducing the market opportunity for those mAb2 product candidates. Even if F-star obtains significant market share for any mAb2 product candidate, if approved, if the potential target populations are small, F-star may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first- or second-line therapy or for other related cancer indications.

If the market opportunities for F-star’s mAb2 product candidates are smaller than F-star believes they are, even assuming approval of a mAb2 product candidate, F-star’s business may suffer.

F-star’s projections of both the number of people who are affected by disease within F-star’s potential target indications, as well as the subset of these people who have the potential to benefit from treatment with F-star’s mAb2 product candidates, are based on F-star’s beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, healthcare utilization databases and market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Likewise, the potentially addressable patient population for each of F-star’s mAb2 product candidates may be limited or may not be amenable to treatment with F-star’s mAb2 product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect F-star’s business, financial condition and results of operations.

A pandemic, epidemic, or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect F-star’s business and financial results and could cause a disruption to the development of its product candidates.

Public health crises such as pandemics or similar outbreaks could adversely impact F-star’s business. Recently, COVID-19 has spread across the United States and in other countries, including specifically Cambridge, U.K., where F-star’s primary office and laboratory space is located. The coronavirus pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The extent to which the novel coronavirus impacts F-star’s operations or those of its third-party collaborators and partners, including F-star’s preclinical studies or clinical trial operations, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The continued spread of COVID-19 globally could adversely impact F-star’s preclinical or clinical trial operations, including its ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. For example, similar to other biopharmaceutical companies, F-star may experience delays in initiating preclinical studies, enrolling its clinical trials, or dosing of patients in its clinical trials as well as in activating new trial sites. COVID-19 may also affect employees of third-party CROs located in affected geographies that F-star relies upon to carry out clinical trials. Any negative impact COVID-19 has to patient enrollment or treatment or the execution of F-star’s product candidates could cause costly delays to clinical trial activities, which could adversely affect F-star’s ability to obtain regulatory approval for and to commercialize F-star’s product candidates, increase F-star’s operating expenses, and have a material adverse effect on F-star’s financial results.

Additionally, timely enrollment in planned clinical trials is dependent upon clinical trial sites that could be adversely affected by global health matters, such as pandemics. F-star plans to conduct clinical trials for its mAb2 product candidates in geographies that are currently being affected by the COVID-19. Some factors from the novel coronavirus outbreak that will delay or otherwise adversely affect enrollment in the clinical trials of its mAb2 product candidates, as well as F-star’s business generally, include:

•

the potential diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as F-star’s clinical trial investigators, hospitals serving as F-star’s clinical trial sites and hospital staff supporting the conduct of F-star’s prospective clinical trials;

•

limitations on travel that could interrupt key trial and business activities, such as clinical trial site initiations and monitoring, domestic and international travel by employees, contractors or patients to clinical trial sites, including any government-imposed travel restrictions or quarantines that will impact the ability or willingness of patients, employees or contractors to travel to F-star’s clinical trial sites or secure visas or entry permissions, a loss of face-to-face meetings and other interactions with potential partners, any of which could delay or adversely impact the conduct or progress of F-star’s prospective clinical trials;

•	the potential negative affect on the operations of F-star’s third-party manufacturers;

•

interruption in global shipping affecting the transport of clinical trial materials, such as patient samples, investigational drug product and conditioning drugs and other supplies used in F-star’s prospective clinical trials; and

•	business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments.

Risks Related to F-star’s Intellectual Property

F-star relies on patents and other intellectual property rights to protect its mAb2 product candidates and F-star’s modular antibody technology platform, the enforcement, defense and maintenance of which may be challenging and costly. Failure to protect or enforce these rights adequately could harm F-star’s ability to compete and impair F-star’s business.

F-star’s commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for F-star’s mAb2 product candidates, methods used to manufacture those mAb2 product candidates and the methods for treating patients using those mAb2 product candidates, or on in-licensing such rights. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could materially adversely affect F-star’s ability to develop and market F-star’s products and mAb2 product candidates.

Patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology at issue. F-star cannot be certain that patents will be issued or granted with respect to applications that are currently pending, or that issued or granted patents will not later be found to be invalid or enforceable. The patent position of biopharmaceutical companies is generally uncertain because it involves complex legal and factual considerations that have in recent years been the subject of much litigation. The standards applied by the European Patent Office (“EPO”), the U.S. Patent and Trademark Office (“USPTO”), and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biopharmaceutical patents. Consequently, patents may not issue from F-star’s pending patent applications. As such, F-star does not know the degree of future protection that it will obtain that covers its proprietary mAb2 product candidates and modular antibody technology platform. The scope of patent protection that the EPO and the USPTO will grant with respect to the bispecific antibodies in F-star’s product pipeline is uncertain. It is possible that the EPO and the USPTO will not allow broad antibody claims that cover antibodies closely related to F-star’s mAb2 product candidates as well as the specific antibody. As a result, upon receipt of EMA or FDA approval, competitors may be free to market antibodies almost identical to F-star’s, including biosimilar antibodies, thereby decreasing F-star’s market share. However, a competitor cannot submit to the FDA an application for a biosimilar product based on one of F-star’s products until four years following the date of approval of F-star’s “reference product,” and the FDA may not approve such a biosimilar product until 12 years from the date on which the reference product was approved, with a potential six-month extension of exclusivity if certain pediatric studies are conducted and the results are reported to the FDA.

The patent prosecution process is expensive and time-consuming, and F-star and its current or future licensors, licensees or collaboration partners may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that F-star or its licensors, licensees or collaboration partners will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Further, the issuance, scope, validity, enforceability and commercial value of F-star’s and F-star’s current or future licensors’, licensees’ or collaboration partners’ patent rights are highly uncertain. F-star’s pending and future patent applications may not result in patents being issued which protect F-star’s modular antibody technology platform or F-star’s mAb2 product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. F-star’s competitors may be able to circumvent F-star’s patents by developing similar or alternative product candidates in a non-infringing manner. Moreover, in some circumstances, F-star may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that F-star license from or license to third parties and are reliant on F-star’s licensors, licensees or collaboration partners. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of F-star’s business. If F-star’s current or future licensors, licensees or collaboration partners fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If F-star’s current or future licensors, licensees or collaboration partners are not fully cooperative or disagree with it as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. The patent examination process may require it or F-star’s current or future licensors, licensees or collaboration partners to narrow the scope of the claims of F-star’s or F-star’s licensors’, licensees’ or collaboration partners’ pending and future patent applications, which may limit the scope of patent protection that may be obtained.

F-star cannot assure you that all of the potentially relevant prior art relating to F-star’s patents and patent applications has been found. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, F-star cannot know with certainty whether it was the first to make the inventions claimed in F-star’s patents or pending patent applications, or that F-star was the first to file for patent protection of such inventions. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. Furthermore, if third parties have filed such patent applications on or before March 15, 2013, an interference proceeding can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of F-star’s applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding can be initiated by such third parties to determine whether F-star’s invention was derived from theirs. Even where F-star has a valid and enforceable patent, F-star may not be able to exclude others from practicing F-star’s invention where the other party can show that they used the invention in commerce before F-star’s filing date or the other party benefits from a compulsory license.

F-star has pending patent applications at the USPTO, the EPO, and the patent offices of other foreign jurisdictions, and it is possible that F-star will need to defend other patents from challenges by others from time to time. Certain of F-star’s U.S. patent applications have been and may in the future be the subject of submissions of prior art by third parties. Even if patents do successfully issue, third parties may initiate an opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed, invalidated, or held unenforceable, in whole or in part. For example, opposition proceedings at the EPO are increasingly common, and are costly and time consuming to defend. Similar proceedings are available in other patent offices around the world. It is possible that one or more of F-star’s U.S. patents may be challenged by parties who file a request for post-grant review or inter partes review or ex parte reexamination. Post-grant proceedings are increasingly common in the United States and are costly to defend. F-star’s patent rights may not provide it with a proprietary position or competitive advantages against competitors. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, F-star’s patent rights, allow third parties to commercialize F-star’s mAb2 product candidates and compete directly with F-star, without payment to F-star, or result in F-star’s inability to manufacture or commercialize drugs without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by F-star’s patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with it to license, develop or commercialize current or future mAb2 product candidates. Furthermore, even if the outcome is favorable to F-star, the enforcement of F-star’s intellectual property rights can be extremely expensive and time consuming.

F-star may become involved in lawsuits to protect or enforce F-star’s patents or other intellectual property, which could be expensive, time consuming and unsuccessful, and issued patents covering one or more of F-star’s mAb2 product candidates or F-star’s modular antibody technology platform could be found invalid or unenforceable if challenged in court.

To protect F-star’s competitive position, F-star may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to F-star, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. As enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of F-star’s or F-star’s collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than F-star or F-star’s collaboration partners can. Accordingly, despite F-star’s or F-star’s collaboration partners’ efforts, F-star or F-star’s collaboration partners may not prevent third parties from infringing upon or misappropriating intellectual property rights F-star own or control, particularly in countries where the laws may not protect those rights as fully as in the United States and the EU. F-star may fail in enforcing F-star’s rights, in which case F-star’s competitors may be permitted to use F-star’s technology without being required to pay it any license fees. In addition, however, litigation involving F-star’s patents carries the risk that one or more of F-star’s patents will be held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize F-star’s mAb2 product candidates or use F-star’s modular antibody technology platform, and then compete directly with F-star, without payment to F-star.

If F-star were to initiate legal proceedings against a third party to enforce a patent covering one of F-star’s products, the defendant could counterclaim that F-star’s patent is invalid or unenforceable. In patent litigation in the United States or in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. A claim for unenforceability assertion could be an allegation that someone connected with prosecuting the patent withheld relevant information from the USPTO or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example,

F-star cannot be certain that there is no invalidating prior art, of which F-star and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, F-star would lose at least part, and perhaps all, of the patent protection on one or more of F-star’s mAb2 product candidates or certain aspects of F-star’s modular antibody technology platform. Such a loss of patent protection could have a material adverse impact on F-star’s business. Interference or derivation proceedings provoked by third parties or brought by it or declared by the USPTO may be necessary to determine the priority of inventions with respect to F-star’s patents or patent applications. An unfavorable outcome could require it to cease using the related technology or to attempt to license rights to it from the prevailing party. F-star’s business could be harmed if the prevailing party does not offer it a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and F-star’s competitors gain access to the same technology. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm F-star’s business and financial results. Patents and other intellectual property rights also will not protect F-star’s technology if competitors design around F-star’s protected technology without infringing F-star’s patents or other intellectual property rights. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of F-star’s confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of the combined company’s common stock.

Intellectual property rights of third parties could adversely affect F-star’s ability to commercialize F-star’s mAb2 product candidates, such that F-star could be required to litigate or obtain licenses from third parties in order to develop or market F-star’s mAb2 product candidates. Such litigation is, and will continue to be, costly and any required licenses may not available on commercially reasonable terms.

Third-party claims of intellectual property infringement may prevent or delay F-star’s development and commercialization efforts. F-star’s commercial success depends in part on F-star’s avoiding infringement of the patents and proprietary rights of third parties. However, F-star’s research, development and commercialization activities may be subject to claims that F-star infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, derivation proceedings, oppositions and inter partes reexamination proceedings before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which F-star is pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that F-star may be subject to claims of infringement of the patent rights of third parties.

F-star’s competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover F-star’s products or elements thereof, F-star’s manufacture or uses relevant to F-star’s development plans, the targets of F-star’s mAb2 product candidates, or other attributes of F-star’s mAb2 product candidates or F-star’s mAb2 technology. In such cases, F-star may not be in a position to develop or commercialize products or mAb2 product candidates unless F-star successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms or at all.

It is also possible that F-star fails to identify relevant patents or patent applications. For example, certain U.S. applications filed after November 29, 2000 that will not be filed outside the United States may remain confidential until issuance of a patent. In general, patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering F-star’s products or platform technology could have been filed by others without F-star’s knowledge. Furthermore, F-star operates in a highly competitive field, and given F-star’s limited resources, it is unreasonable to monitor all patent applications purporting to gain broad coverage in the areas in which F-star is active. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover F-star’s platform technologies, F-star’s products or the use of F-star’s products.

Parties making claims of infringement against it or defending against F-star’s invalidity actions may be able to sustain the costs of complex patent litigation more effectively than F-star can because they have substantially greater resources. If F-star fails in any such dispute, in addition to being forced to pay damages, F-star or F-star’s licensees may be temporarily or permanently prohibited from commercializing any of F-star’s mAb2 product candidates that are held to be infringing. F-star might, if possible, also be forced to redesign mAb2 product candidates so that F-star no longer infringe the third-party intellectual property rights. Or, F-star may be required to seek a license to any such technology that F-star is found to infringe, which license may not be available on commercially reasonable terms, or at all. Even if F-star or F-star’s collaboration partners obtain a license, it may be non-exclusive; thereby giving F-star’s competitors access to the same technologies licensed to it or F-star’s licensors or collaboration partners. Moreover, such a license may require F-star to pay royalties to the licensor; thus reducing F-star’s expected revenues. In addition, F-star could be found liable for monetary damages, including treble damages and attorneys’ fees, if F-star is found to have willfully infringed a patent in the United States. Any of these events, even if F-star were ultimately to prevail, could require it to divert substantial financial and management resources that F-star would otherwise be able to devote to F-star’s business.

In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, F-star could have a substantial adverse effect on F-star’s share price. Such litigation or proceedings could substantially increase F-star’s operating losses and reduce F-star’s resources available for development activities. F-star may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of F-star’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than F-star can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on F-star’s ability to compete in the marketplace.

In addition, if the breadth or strength of protection provided by F-star’s or F-star’s collaboration partners’ patents and patent applications is threatened, it could dissuade companies from collaborating with F-star to license, develop or commercialize current or future mAb2 product candidates. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of F-star’s confidential information could be compromised by disclosure during this type of litigation.

If F-star fails to comply with its obligations in the agreements under which F-star licenses intellectual property rights from third parties or otherwise experience disruptions to F-star’s business relationships with F-star’s licensors, F-star could lose intellectual property rights that are important to F-star’s business.

F-star is a party to license agreements, and F-star may in the future need to obtain additional licenses from others to advance F-star’s research and development activities or allow the commercialization of F-star’s mAb2 product candidates. F-star’s current license agreements impose, and F-star expects that future license agreements will impose, various development, diligence, commercialization and other obligations on F-star. In spite of F-star’s efforts, F-star’s current or future licensors might conclude that F-star has materially breached F-star’s obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting F-star’s ability to develop and commercialize mAb2 product candidates and otherwise use technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to F-star’s and F-star may be required to cease F-star’s development and commercialization of F-star’s mAb2 product candidates. Any of the foregoing could have a material adverse effect on F-star’s competitive position, business, financial conditions, results of operations, and prospects.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which F-star’s mAb[2] product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under F-star’s collaborative development relationships;

•	F-star’s diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by F-star’s licensors F-star and F-star’s partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which F-star currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what F-star believes to be the scope of F-star’s rights to the relevant intellectual property or technology, or increase what F-star believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on F-star’s business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that F-star has licensed prevent or impair F-star’s ability to maintain F-star’s current licensing arrangements on commercially acceptable terms, F-star may be unable to successfully develop and commercialize the affected mAb2 product candidates, which could have a material adverse effect on F-star’s business, financial conditions, results of operations, and prospects.

F-star may not be successful in obtaining or maintaining necessary rights to F-star’s mAb2 product candidates through acquisitions and in-licenses.

Because F-star’s programs may require the use of proprietary rights held by third parties, the growth of F-star’s business will likely depend in part on F-star’s ability to acquire or in-license such proprietary rights. F-star may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that F-star identifies as necessary for F-star’s mAb2 product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that F-star may consider attractive. These established companies may have a competitive advantage over F-star due to their size, cash resources and greater clinical development and commercialization capabilities.

In addition, companies that perceive it to be a competitor may be unwilling to assign or license rights to F-star. F-star also may be unable to license or acquire third-party intellectual property rights on terms that would allow F-star to make an appropriate return on F-star’s investment. If F-star is unable to successfully obtain a license to third-party intellectual property rights necessary for the development of a mAb2 product candidate or program, F-star may have to abandon development of that mAb2 product candidate or program, and F-star’s business and financial condition could suffer.

If F-star’s trademarks and trade names are not adequately protected, then F-star may not be able to build name recognition in F-star’s markets of interest and F-star’s business may be adversely affected.

F-star’s registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. F-star may not be able to protect F-star’s rights to these trademarks and trade names, which F-star need to build name recognition by potential partners or customers in F-star’s markets of interest. Over the long term, if F-star is unable to establish name recognition based on F-star’s trademarks and trade names, then F-star may not be able to compete effectively and F-star’s business may be adversely affected. If other entities use trademarks similar to F-star’s in different jurisdictions, or have senior rights to F-star’s, it could interfere with F-star’s use of F-star’s current trademarks throughout the world.

If F-star does not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of F-star’s mAb2 product candidates, F-star’s business may be materially harmed.

Patents have a limited duration. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering F-star’s mAb2 product candidates, their manufacture or use are obtained, once the patent life has expired, F-star may be open to competition from competitive medications, including biosimilar medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, F-star’s owned and in-licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to F-star’s.

Depending upon the timing, duration and conditions of FDA marketing approval of F-star’s mAb2 product candidates, one or more of F-star’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act and similar legislation in the EU. The Hatch-Waxman Act permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. The patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended. Patent term extension also may be available in certain foreign countries upon regulatory approval of F-star’s mAb2 product candidates. However, F-star may not receive an extension if F-star fails to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension, as well as the scope of the protection during such an extension, could be less than F-star request. If F-star is unable to obtain patent term extension or the term of any such extension is less than F-star request, the period during which F-star can enforce F-star’s patent rights for that product will be shortened and F-star’s competitors may obtain approval to market competing products sooner than F-star expects. As a result, F-star’s revenue from applicable products could be reduced, possibly materially.

F-star enjoys only limited geographical protection with respect to certain patents and may face difficulties in certain jurisdictions, which may diminish the value of intellectual property rights in those jurisdictions.

F-star often files its first patent application (i.e., priority filing) in Great Britain or with the USPTO. International applications under the Patent Cooperation Treaty (“PCT”), are usually filed within 12 months after the priority filing. Based on the PCT filing, national and regional patent applications may be filed in additional jurisdictions where F-star believes its mAb2 product candidates may be marketed. F-star has so far not filed for patent protection in all national and regional jurisdictions where such protection may be available. In addition, F-star may decide to abandon national and regional patent applications before grant. Finally, the grant proceeding of each national/regional patent is an independent proceeding which may lead to situations in which applications might be refused by certain patent offices, while granted by others, and the scope of patent protection may vary for the same mAb2 product candidate or technology.

Competitors may use F-star’s and its collaboration partners’ technologies in jurisdictions where F-star has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where F-star and F-star’s licensors or collaboration partners have patent protection, but enforcement is not as strong as that in the United States and the EU. These products may compete with F-star’s mAb2 product candidates, and F-star’s and F-star’s collaboration partners’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing with F-star.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the EU, and companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If F-star encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for F-star’s business in such jurisdictions, the value of these rights may be diminished, and F-star may face additional competition from others in those jurisdictions.

Some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If F-star or any of F-star’s licensors are forced to grant a license to third parties with respect to any patents relevant to F-star’s business, F-star’s competitive position may be impaired and F-star’s business and results of operations may be adversely affected.

Proceedings to enforce F-star’s and F-star’s collaboration partners’ patent rights in foreign jurisdictions could result in substantial costs and divert F-star’s and F-star’s collaboration partners’ efforts and attention from other aspects of F-star’s business, could put F-star’s and F-star’s collaboration partners’ patents at risk of being invalidated or interpreted narrowly and F-star’s and F-star’s collaboration partners’ patent applications at risk of not issuing and could provoke third parties to assert claims against it or F-star’s licensors or collaboration partners. F-star or F-star’s collaboration partners may not prevail in any lawsuits that F-star or F-star’s licensors or collaboration partners initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, F-star’s efforts to enforce F-star’s intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that F-star develops or license.

Intellectual property rights do not necessarily address all potential threats to F-star’s competitive advantage.

The degree of future protection afforded by F-star’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect F-star’s business, or permit F-star to maintain F-star’s competitive advantage. The following examples are illustrative:

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others may be able to make bispecific antibodies that are the same as or similar to F-star’s mAb[2] product candidates but that are not covered by the claims of the patents that F-star own or have exclusively licensed;

•	the patents of third parties may have an adverse effect on F-star’s business;

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F-star or any current or future licensors or strategic partners might not have been the first to conceive or reduce to practice the inventions covered by the issued patent or pending patent application that F-star own or have exclusively licensed;

•	F-star or any future licensors or strategic partners might not have been the first to file patent applications covering certain of F-star’s inventions;

•	others may independently develop similar or alternative technologies or duplicate any of F-star’s technologies without infringing F-star’s intellectual property rights;

•	it is possible that F-star’s pending patent applications will not lead to issued patents;

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issued patents that F-star own or have exclusively licensed may not provide F-star with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by F-star’s competitors;

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F-star’s competitors might conduct research and development activities in countries where F-star does not have patent rights and then use the information learned from such activities to develop competitive products for sale in F-star’s major commercial markets;

•	third parties performing manufacturing or testing for F-star using F-star’s products or technologies could use the intellectual property of others without obtaining a proper license; and

•	F-star may not develop additional technologies that are patentable.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing F-star’s ability to protect F-star’s products.

As is the case with other biopharmaceutical companies, F-star’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological complexity and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act (the “AIA”), has been enacted in the United States, resulting in significant changes to the U.S. patent system.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before F-star could therefore be awarded a patent covering an invention of F-star’s even if F-star had made the invention before it was made by the third party. This requires F-star to be cognizant of the time from invention to filing of a patent application, but circumstances could prevent F-star from promptly filing patent applications on F-star’s inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO via various proceedings including, e.g., post-grant review, inter partes review, and derivation proceedings. This applies to all of F-star’s U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate F-star’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of F-star’s patent applications and the enforcement or defense of F-star’s issued patents.

Additionally, the U.S. Supreme Court and the Court of Appeals for the Federal Circuit have ruled on patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to F-star’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken F-star’s ability to obtain new patents or to enforce F-star’s existing patents and patents that F-star might obtain in the future.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

F-star considers proprietary trade secrets, confidential know-how and unpatented know-how to be important to F-star’s business. F-star may rely on trade secrets or confidential know-how to protect F-star’s technology, especially where patent protection is believed to be of limited value. However, trade secrets and confidential know-how are difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, F-star’s policy is to require F-star’s employees, consultants, contractors and advisors to enter into confidentiality agreements and invention assignment agreements with F-star. However, F-star cannot be certain that such agreements have been entered into with all relevant parties, and F-star cannot be certain that F-star’s trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to F-star’s trade secrets or independently develop substantially equivalent information and techniques. Current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose F-star’s confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Furthermore, if a competitor lawfully obtained or independently developed any of F-star’s trade secrets, F-star would have no right to prevent such competitor from using that technology or information to compete with F-star, which could harm F-star’s competitive position. Additionally, if the steps taken to maintain F-star’s trade secrets are deemed inadequate, F-star may have insufficient recourse against third parties for misappropriating the trade secret.

Failure to obtain or maintain trade secrets or confidential know-how trade protection could adversely affect F-star’s competitive position. Moreover, F-star’s competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, F-star’s competitors could limit F-star’s use of F-star’s trade secrets or confidential know-how.

Under certain circumstances, F-star may also decide to publish some know-how to attempt to prevent others from obtaining patent rights covering such know-how.

F-star may be subject to claims by third parties asserting that F-star’s employees or F-star has misappropriated their intellectual property, or claiming ownership of what F-star regard as F-star’s own intellectual property.

Many of F-star’s employees, including F-star’s senior management, were previously employed at other biotechnology or pharmaceutical companies, including F-star’s competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although F-star tries to ensure that F-star’s employees do not use the proprietary information or know-how of others in their work for F-star, F-star may be subject to claims that F-star or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

If F-star fails in prosecuting or defending any such claims, in addition to paying monetary damages, F-star may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and F-star could be required to obtain a license from such third party to commercialize F-star’s technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if F-star successfully prosecute or defend against such claims, litigation could result in substantial costs and distract management.

Obtaining and maintaining F-star’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and F-star’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO, the EPO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO, the EPO and various foreign governmental patent agencies require compliance with a number of procedural, documentaries, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If F-star or F-star’s licensors or collaboration partners fail to maintain the patents and patent applications covering F-star’s mAb2 product candidates, F-star’s competitors might be able to enter the market, which would have an adverse effect on F-star’s business.

Risks Related to F-star’s Dependence on Third Parties

F-star relies, and expects to continue to rely, on third parties, including independent clinical investigators, contracted laboratories and CROs, to conduct F-star’s preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, F-star may not be able to obtain regulatory approval for or commercialize its mAb2 product candidates and F-star’s business could be substantially harmed.

F-star has relied upon and plan to continue to rely upon third parties, including independent clinical investigators, contracted laboratories and third-party CROs, to conduct F-star’s preclinical studies and clinical trials in accordance with applicable regulatory requirements and to monitor and manage data for F-star’s ongoing preclinical and clinical programs. F-star relies on these parties for execution of its preclinical studies and clinical trials, and controls only certain aspects of their activities. Nevertheless, F-star is responsible for ensuring that each of F-star’s studies and trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and F-star’s reliance on these third parties does not relieve it of its regulatory responsibilities. F-star and its third-party contractors and CROs are required to comply with good laboratory practices (“GLPs”), as applicable, and GCP requirements, which are regulations and guidelines enforced by the FDA, the EMA and other comparable foreign regulatory authorities for all of F-star’s products in clinical development. Regulatory authorities enforce these GLPs and GCPs through periodic inspections of laboratories conducting GLP studies, trial sponsors, principal investigators and trial sites. If F-star, F-star’s investigators or any of F-star’s CROs or contracted laboratories fail to comply with applicable GLPs and GCPs, the clinical data generated in F-star’s clinical trials may be deemed unreliable and the FDA, the EMA or other comparable foreign regulatory authorities may require F-star to perform additional preclinical studies or clinical trials before approving F-star’s marketing applications. F-star cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of F-star’s preclinical studies or clinical trials comply with applicable GLP or GCP regulations. In addition, F-star’s clinical trials must be conducted with product produced in compliance with applicable cGMP regulations. F-star’s failure to comply with these regulations may require it to repeat preclinical studies or clinical trials, which would delay the regulatory approval process.

Further, these laboratories, investigators and CROs are not F-star’s employees and F-star will not be able to control, other than by contract, the amount of resources, including time, which they devote to F-star’s mAb2 product candidates and clinical trials. If independent laboratories, investigators or CROs fail to devote sufficient resources to the development of F-star’s mAb2 product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any mAb2 product candidates that F-star develops. In addition, the use of third-party service providers requires it to disclose F-star’s proprietary information to these parties, which could increase the risk that this information will be misappropriated.

F-star’s CROs have the right to terminate their agreements with F-star in the event of an uncured material breach. In addition, some of F-star’s CROs have an ability to terminate their respective agreements with F-star if it can be reasonably demonstrated that the safety of the subjects participating in F-star’s clinical trials warrants such termination, if F-star makes a general assignment for the benefit of F-star’s creditors or if F-star is liquidated.

There is a limited number of third-party service providers that specialize or have the expertise required to achieve F-star’s business objectives. If any of F-star’s relationships with these third-party laboratories, CROs or clinical investigators terminate, F-star may not be able to enter into arrangements with alternative laboratories, CROs or investigators or to do so in a timely manner or on commercially reasonable terms. If laboratories, CROs or clinical investigators do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to F-star’s preclinical or clinical protocols, regulatory requirements or for other reasons, F-star’s preclinical studies or clinical trials may be extended, delayed or terminated and F-star may not be able to obtain regulatory approval for or successfully commercialize F-star’s mAb2 product candidates. As a result, F-star’s results of operations and the commercial prospects for F-star’s mAb2 product candidates would be harmed, F-star’s costs could increase and F-star’s ability to generate revenues could be delayed.

Switching or adding additional laboratories or CROs (or investigators) involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new laboratory or CRO commences work. As a result, delays occur, which can materially impact F-star’s ability to meet its desired clinical development timelines. Though F-star carefully manages F-star’s relationships with its contracted laboratories and CROs, there can be no assurance that F-star will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on F-star’s business, financial condition and results of operations.

In addition, clinical investigators may serve as scientific advisors or consultants to F-star from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the preclinical study or clinical trial, the integrity of the data generated at the applicable preclinical study or clinical trial site may be questioned and the utility of the preclinical study or clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA. Any such delay or rejection could prevent F-star from commercializing its clinical-stage mAb2 product candidate or any future mAb2 product candidates.

The manufacture of biotechnology products is complex, and manufacturers often encounter difficulties in production. If F-star or any of its third party manufacturers encounter such difficulties, or otherwise fail to comply with their contractual obligations, the development or commercialization of F-star mAb2 product candidates could be delayed or stopped.

The manufacture of biotechnology products is generally complex and requires significant expertise and capital investment. F-star and its contract manufacturers must comply with cGMP regulations and guidelines for clinical trial product manufacture and for commercial product manufacture. Manufacturers of biotechnology products often encounter difficulties in production, particularly in scaling up, addressing product quality, product comparability, validating production processes and mitigating potential sources of contamination. These problems include difficulties with raw material procurement, production costs and yields, quality control, product quality, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if microbial, viral or other contaminations are discovered in therapeutic products or in the manufacturing facilities in which F-star product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

F-star cannot assure you that manufacturing problems, including supply chain disruptions of any of mAb2 product candidates or products will not occur in the future. Any delay or interruption in the supply of preclinical or clinical trial supplies, including any delays arising from circumstances related to the COVID-19 pandemic, could delay the completion of these trials, increase the costs associated with maintaining these trial programs and, depending upon the period of delay, require F-star to commence new trials at additional expense or terminate trials completely.

F-star relies on third parties to supply and manufacture F-star’s mAb2 product candidates, and F-star expects to continue to rely on third parties to manufacture F-star’s products, if approved. The development of such mAb2 product candidates and the commercialization of any products, if approved, could be stopped, delayed or made less profitable if any such third party fails to provide F-star with sufficient quantities of mAb2 product candidates or products or fails to do so at acceptable quality levels or prices or fails to maintain or achieve satisfactory regulatory compliance.

F-star does not currently have the infrastructure or capability internally to manufacture F-star’s mAb2 product candidates for use in the conduct of F-star’s preclinical studies and clinical trials or for commercial supply, if F-star’s products are approved. F-star relies on, and expects to continue to rely on, contract manufacturing organizations (“CMOs”). F-star currently relies mainly on a few CMOs for the manufacturing of F-star’s mAb2 product candidates. Any replacement of F-star’s CMOs could require significant effort and expertise because there may be a limited number of qualified CMOs. Reliance on third-party providers may expose F-star to more risk than if F-star were to manufacture F-star’s mAb2 product candidates itself. F-star is dependent on its CMOs for the production of F-star’s mAb2 product candidates in accordance with relevant regulations, such as cGMP, which includes, among other things, quality control, quality assurance and the maintenance of records and documentation. Moreover, many of the third parties with whom F-star contracts may also have relationships with other commercial entities, including F-star’s competitors, for whom they may also be conducting product development activities that could harm F-star’s competitive position.

If F-star were to experience an unexpected loss of supply of or if any supplier were unable to meet F-star’s demand for any of F-star’s mAb2 product candidates, F-star could experience delays in F-star’s research or planned clinical trials or future commercialization activities. F-star could be unable to find alternative suppliers of acceptable quality, in the appropriate volumes and at an acceptable cost. Moreover, F-star’s suppliers are often subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods needed to switch manufacturers and suppliers, if necessary, could significantly delay F-star’s clinical studies and the commercialization of F-star’s products, if approved, which could materially adversely affect F-star’s business, financial condition and results of operation.

In complying with the applicable manufacturing regulations of the FDA, the EMA and other comparable foreign regulatory authorities, F-star and its third-party suppliers must spend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against F-star, including the seizure of products and shutting down of production. F-star and any of these third-party suppliers may also be subject to audits by the FDA, the EMA or other comparable foreign regulatory authorities. If any of F-star’s third-party suppliers fails to comply with cGMP or other applicable manufacturing regulations, F-star’s ability to develop and commercialize its future therapeutics products could suffer significant interruptions. F-star face risks inherent in relying on a single CMO, as any disruption, such as a fire, natural hazards or vandalism at the CMO could significantly interrupt F-star’s manufacturing capability. All of F-star’s CMOs currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, F-star will have to establish alternative manufacturing sources. This would require substantial capital on F-star’s part, which F-star may not be able to obtain on commercially acceptable terms or at all. Additionally, F-star would likely experience months of manufacturing delays as the CMO builds or locates replacement facilities and seeks and obtains necessary regulatory approvals. If this occurs, F-star will be unable to satisfy manufacturing needs on a timely basis, if at all.

The manufacturing of all of F-star’s mAb2 product candidates requires using cells that are stored in a cell bank. F-star has one master cell bank for each product manufactured in accordance with cGMP. Working cell banks have not yet been manufactured. Half of each master cell bank is stored at a separate site so that in case of a catastrophic event at one site F-star believes sufficient vials of the master cell banks are left at the alternative storage site to continue manufacturing. F-star believes sufficient working cell banks could be produced from the vials of the master cell bank stored at a given site to assure product supply for the future. However, it is possible that F-star could lose multiple cell banks and have F-star’s manufacturing significantly impacted by the need to replace these cell banks, which could materially adversely affect F-star’s business, financial condition and results of operations.

F-star’s employees and independent contractors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

F-star is exposed to the risk of fraud or other misconduct by its employees or independent contractors. Misconduct by these parties could include intentional failures to comply with applicable laws or regulations, provide accurate information to the FDA, EMA or foreign regulatory authorities, comply with manufacturing standards establishes for F-star’s product candidates, comply with federal and state data privacy, security, fraud and abuse, and other healthcare laws and regulations, report financial information or data accurately or disclose unauthorized activities to F-star. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to F-star’s reputation.

It is not always possible to identify and deter misconduct by employees and third parties, and the precautions F-star takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, F-star is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against F-star, and it is not successful in defending itself or asserting its rights, those actions could have a material and adverse effect on F-star’s business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal and administrative penalties, monetary damages, fines, disgorgement, imprisonment, loss of eligibility to obtain marketing approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, reputational harm, diminished profits and future earnings, additional reporting requirements if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with any of these laws, and the curtailment or restructuring of its operations.

F-star relies and expects to continue to rely on collaborative partners regarding the development of certain of F-star’s research programs and mAb2 product candidates. If F-star is not able to maintain its current relationships or enter into new strategic relationships, F-star’s business, financial condition, commercialization prospects and results of operations may be adversely affected.

F-star is, and expects to continue to be, dependent on partnerships with partners relating to the development and commercialization of certain of F-star’s existing and future research programs and mAb2 product candidates. F-star currently has collaborative research relationships with each of Ares Trading S.A. (“Ares”), an affiliate of Merck KGaA, Darmstadt, Germany, Denali Therapeutics Inc. and Kymab Limited for the development of certain mAb2 product candidates resulting from such collaborations. F-star has, and may in the future, depending on F-star’s business strategy, continue to have discussions on potential partnering opportunities with various pharmaceutical companies. If F-star fails to enter into or maintain collaborations on reasonable terms or at all, F-star’s ability to develop F-star’s existing or future research programs and mAb2 product candidates could be delayed, the commercial potential of F-star’s product could change and F-star’s costs of development and commercialization could increase. Furthermore, F-star may find that F-star’s programs require the use of intellectual property rights held by third parties, and the growth of F-star’s business may depend in part on F-star’s ability to acquire or in-license these intellectual property rights.

F-star’s dependence on collaborative partners subjects it to a number of risks, including, but not limited to, the following:

•	F-star may not be able to control the amount and timing of resources that the collaboration partner devotes to F-star’s research programs and mAb[2] product candidates;

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for collaboration agreements where F-star is solely or partially responsible for funding development expenses through a defined milestone event, the payments F-star receive from the collaboration partner may not be sufficient to cover the expenses F-star has or would need to incur in order to achieve that milestone event;

•	F-star may be required to relinquish significant rights to F-star’s collaborative partners, including rights to exploit F-star’s intellectual property and marketing and distribution rights;

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if the development of the relevant mAb[2] product candidates is not successful, F-star’s anticipated payments under any partnership agreement (e.g., royalty payments for licensed products) may not materialize;

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F-star relies on the information and data received from third parties regarding their research programs and mAb[2] product candidates and will not have control of the process conducted by the third party in gathering and composing such data and information;

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if rights to develop and commercialize F-star’s mAb[2] product candidates that are subject to collaborations revert to it for any reason, F-star may not have sufficient financial resources to develop such mAb[2] product candidates, which may result in F-star failing to recognize any value from F-star’s investments in developing such mAb[2] product candidates;

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a collaborative partner may develop a competing product either by itself or in collaboration with others, including one or more of F-star’s competitors, or seek to restrict F-star from working with other collaborators that may compete with F-star’s partner’s products, which could deprioritize the development of F-star’s products;

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F-star’s collaborative partners’ willingness or ability to complete their obligations under F-star’s partnership arrangements may be adversely affected by business combinations or significant changes in a collaborative partner’s business strategy;

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F-star may experience delays in, or increases in the costs of, the development of F-star’s research programs and mAb[2] product candidates due to the termination or expiration of collaborative research and development arrangements;

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F-star may have disagreements with collaborative partners, including disagreements over proprietary rights, contract interpretation, non-competition limitations, or the preferred course of development, that might cause delays or termination of the research, development or commercialization of mAb[2] product candidates, might lead to additional responsibilities for F-star with respect to mAb[2] product candidates, or might result in litigation or arbitration, any of which may be time-consuming and expensive;

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collaborative partners may not properly maintain or defend F-star’s intellectual property rights or may use proprietary information in such a way as to invite litigation or other intellectual property-related proceedings that could invalidate F-star’s intellectual property or jeopardize F-star’s proprietary information or expose F-star to potential litigation; or

•	collaborative partners may infringe or otherwise violate the intellectual property rights of third parties, which may expose F-star to litigation and potential liability.

F-star faces significant competition in seeking appropriate collaborative partners. F-star’s ability to reach a definitive agreement for a partnership will depend, among other things, upon an assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed partnership and the proposed collaborator’s evaluation of a number of factors. These factors may include the design or results of preclinical studies or clinical trials, the likelihood of regulatory approval, the potential market for the subject mAb2 product candidate, the costs and complexities of manufacturing and delivering such mAb2 product candidate to patients, the potential of competing products, the existence of any uncertainty with respect to F-star’s ownership of technology (which can exist if there is a challenge to such ownership regardless of the merits of the challenge) and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a partnership could be more attractive than the one with F-star.

F-star may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If F-star is unable to do so, F-star may have to curtail the development of the mAb2 product candidate for which F-star is seeking to collaborate, reduce or delay its development program or one or more of F-star’s other development programs, delay its potential commercialization, reduce the scope of any sales or marketing activities or increase F-star’s expenditures and undertake development or commercialization activities at F-star’s own expense. If F-star elect to increase F-star’s expenditures to fund development or commercialization activities on F-star’s own, F-star may need to obtain additional capital, which may not be available to F-star on acceptable terms or at all. If F-star does not have sufficient funds, F-star may not be able to further develop mAb2 product candidates or bring them to market and generate product revenue.

Risks Related to F-star’s Business Operations, Employee Matters and Managing Growth

F-star’s future growth and ability to compete depends on retaining F-star’s key personnel and recruiting additional qualified personnel.

F-star’s success depends upon the continued contributions of its key management, scientific and technical personnel, many of whom have been instrumental for F-star and have substantial experience with F-star’s mAb2 product candidates, mAb2 technology and modular antibody technology platform. F-star is highly dependent upon F-star’s senior management, particularly Eliot Forster, F-star’s Chief Executive Officer, Neil Brewis, F-star’s Chief Scientific Officer, and Louis Kayitalire, F-star’s Chief Medical Officer, as well as F-star’s senior scientists and other members of F-star’s senior management team.

The loss of key managers and senior scientists could delay F-star’s research and development activities. In addition, F-star’s ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon F-star’s ability to attract and retain highly qualified management, scientific and medical personnel. Many other biotechnology and pharmaceutical companies and academic institutions that F-star competes with for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than F-star does. Therefore, F-star might not be able to attract or retain these key persons on conditions that are economically acceptable. Furthermore, F-star will need to recruit new managers and qualified scientific personnel to develop F-star’s business if F-star expand into fields that will require additional skills. F-star’s inability to attract and retain these key persons could prevent F-star from achieving its objectives and implementing F-star’s business strategy, which could have a material adverse effect on F-star’s business and prospects.

F-star expects to expand F-star’s development, regulatory and sales and marketing capabilities, and as a result, F-star may encounter difficulties in managing F-star’s growth, which could disrupt its operations.

F-star expects to experience significant growth in the number of F-star’s employees and the scope of F-star’s operations, particularly in the areas of drug development, manufacturing, regulatory affairs and sales and marketing. To manage F-star’s anticipated future growth, F-star must continue to implement and improve F-star’s managerial, operational and financial systems, expand F-star’s facilities and continue to recruit and train additional qualified personnel. Due to F-star’s limited financial resources and the limited experience of F-star’s management team in managing a company with such anticipated growth, F-star may not be able to effectively manage the expansion of F-star’s operations or recruit and train additional qualified personnel. The expansion of F-star’s operations may lead to significant costs and may divert F-star’s management and business development resources. Any inability to manage growth could delay the execution of F-star’s business plans or disrupt F-star’s operations.

F-star’s business is subject to economic, political, regulatory and other risks associated with international operations.

As a company incorporated and based in the United Kingdom, F-star’s business is subject to risks associated with conducting business internationally. Accordingly, F-star’s future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•	differing regulatory requirements for product approvals;

•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

•	potentially reduced protection for intellectual property rights;

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difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in non-U.S. currency exchange rates of the pound sterling, U.S. dollar, euro and currency controls;

•	changes in a specific country’s or region’s political or economic environment, including the implications of the United Kingdom’s withdrawal from the European Union;

•	trade protection measures, import or export licensing requirements or other restrictive actions by governments;

•	differing reimbursement regimes and price controls in certain international markets;

•	negative consequences from changes in tax laws;

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compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of share options granted under F-star’s employee stock plan or equity incentive plan;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Exchange rate fluctuations may materially affect F-star’s results of operations and financial condition.

Due to the international scope of F-star’s operations, F-star’s assets, earnings and cash flows are affected by fluctuations in the exchange rates of several currencies, particularly the U.S. dollar and pound sterling. The functional currency of F-star Therapeutics Limited and F-star’s English subsidiaries is the pound sterling and the majority of F-star’s operating expenses are paid in pounds sterling. The functional currency of F-star’s Austrian subsidiary is the euro.

Additionally, although F-star is based primarily in the United Kingdom, F-star may receive payments from F-star’s business partners in U.S. dollars, Swiss francs and euros and F-star regularly acquire services, consumables and materials in U.S. dollars and euros. Further, potential future revenue may be derived from the United States, countries within the euro zone and various other countries around the world. These future revenues may also be affected by fluctuations in foreign exchange rates which may, in turn, have a significant impact on F-star’s results of operations and cash flows from period to period. As a result, to the extent F-star continue F-star’s expansion on a global basis, F-star expects that increasing portions of F-star’s revenue, cost of revenue, assets and liabilities will be affected by fluctuations in currency valuations. F-star may, therefore, experience economic loss and a negative impact on earnings or net assets solely as a result of currency exchange rate fluctuations.

F-star’s business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in F-star, or F-star’s collaborators’ or third-party vendors’, cyber-security.

F-star collects, stores and transmits large amounts of confidential information, including personal information, operational and financial transactions and records, clinical trial data and information relating to intellectual property, on internal information systems and through the information systems of collaborators and third-party vendors with whom F-star contracts. Despite the implementation of security measures, these information systems are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the internet or other mechanisms, attachments to emails, persons inside F-star’s organization, or persons with access to systems inside the organization. No such security measures can eliminate the possibility of the information systems’ improper functioning or the improper access or disclosure of confidential or personally identifiable information such as in the event of cyber-attacks. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, criminals, ex-U.S. governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased.

Additionally, outside parties may attempt to fraudulently induce employees, collaborators, or other third-party vendors to disclose sensitive information or take other actions, including making fraudulent payments or downloading malware, by using “spoofing” and “phishing” emails or other types of attacks. F-star has previously experienced, and in the future may experience “Phishing” attacks despite efforts to prevent and mitigate future instances. For example, in recent years F-star was the target of cyber-attacks comprised of phishing incidents where an immaterial unauthorized payment was made based on misrepresentations or confidential company information was inadvertently shared with an unauthorized external party. The related immaterial payment was recovered by F-star upon identification of the incident. The unauthorized data shared was anonymized therefore no GDPR protection regulations were breached. After an internal investigation, it was determined that no further action was required under either U.K., U.S. federal or state law. It was deemed that the cyber-attacks did not have a material impact to F-star’s business or financial condition. As a result of these incidents F-star, increased its cybersecurity training for all staff. While F-star believes it responded appropriately, including implementing remedial measures to stop this cyber-attack and with the goal of preventing similar events in the future, there can be no assurance that F-star will be successful in these remedial and preventative measures or successfully mitigating the effects of future cyber-attacks.

If such future events were to occur and cause interruptions in F-star’s operations, it could result in a material disruption of F-star’s clinical and research and development activities and business operations. To the extent that any disruption or security breach was to result in a loss of or damage to F-star’s data or applications, or inappropriate disclosure of confidential or proprietary information or making of fraudulent payments, F-star could incur material legal claims and liability, damage to F-star’s reputation, suffer loss or harm to F-star’s intellectual property rights, face significant financial exposure, including incurring significant costs to remediate possible injury to the affected parties and the further research, development and commercial efforts of F-star’s future mAb2 products and product candidates could be delayed.

F-star’s employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

F-star is exposed to the risk that its employees, independent contractors, vendors, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to F-star that violate the regulations of the FDA, the EMA and other comparable foreign regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in F-star’s preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to F-star’s reputation. F-star intends to adopt, prior to the completion of this offering, a code of conduct applicable to all of F-star’s employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions F-star take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting F-star from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, F-star is subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against F-star, and F-star is not successful in defending itself or asserting F-star’s rights, those actions could have a significant impact on F-star’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and oversight if F-star become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of F-star’s operations, any of which could adversely affect F-star’s ability to operate F-star’s business, financial condition and results of operations.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions, including civil or criminal penalties, private litigation, and adverse publicity and could negatively affect F-star’s operating results and business.

F-star and any potential collaborators may be subject to federal, state, and foreign data protection laws and regulations, such as laws and regulations that address privacy and data security. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, including Section 5 of the Federal Trade Commission Act, that govern the collection, use, disclosure and protection of health-related and other personal information could apply to F-star’s operations or the operations of F-star’s collaborators. In addition, F-star may obtain health information from third parties, including research institutions from which F-star obtains clinical trial data that are subject to privacy and security requirements under HIPAA, as amended by HITECH. Depending on the facts and circumstances, F-star could be subject to civil, criminal, and administrative penalties if F-star knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Compliance with U.S. and international data protection laws and regulations could require F-star to take on more onerous obligations in F-star’s contracts, restrict F-star’s ability to collect, use and disclose data, or in some cases, impact F-star’s ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect F-star’s operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom F-star or F-star’s potential collaborators obtain personal information, as well as the providers who share this information with F-star, may limit F-star’s ability to collect, use and disclose the information. Claims that F-star has violated individuals’ privacy rights, failed to comply with data protection laws, or breached F-star’s contractual obligations, even if F-star is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm F-star’s business.

F-star is subject to the U.K. Bribery Act 2010, the U.S. Foreign Corrupt Practices Act of 1977, and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing F-star’s operations.

F-star’s operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010 (the “Bribery Act”), the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act and other anti-corruption laws that apply in countries where F-star does business. The Bribery Act, the FCPA and these other laws generally prohibit F-star and F-star’s employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, a financial or other advantage to government officials or other persons to induce them to improperly perform a relevant function or activity (or reward them for such behavior).

Under the Bribery Act, F-star may also be liable for failing to prevent a person associated with F-star from committing a bribery offense. F-star, along with those acting on F-star’s behalf and F-star’s commercial partners, operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and F-star participates in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject F-star to liability under the Bribery Act, FCPA or local anti-corruption laws, even if F-star does not explicitly authorize or have actual knowledge of such activities. In addition, F-star cannot predict the nature, scope or effect of future regulatory requirements to which F-star’s international operations might be subject or the manner in which existing laws might be administered or interpreted.

Compliance with the Bribery Act, the FCPA and these other laws is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, anti-corruption laws present particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials.

F-star is also subject to other laws and regulations governing F-star’s international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that F-star will be completely effective in ensuring F-star’s compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If F-star is not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, F-star may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses. Such liabilities could have an adverse impact on F-star’s business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws could also have an adverse impact on F-star’s reputation, business, results of operations and financial condition. Further, the failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting.

If F-star fails to comply with environmental, health and safety laws and regulations, F-star could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of F-star’s business.

F-star is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. F-star’s operations involve the use of hazardous and flammable materials, including chemicals and biological materials. F-star’s operations also produce hazardous waste products. F-star generally contract with third parties for the disposal of these materials and wastes. F-star cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from F-star’s use of hazardous materials, F-star could be held liable for any resulting damages, and any liability could exceed F-star’s resources. F-star also could incur significant costs associated with civil or criminal fines and penalties.

Although F-star maintains workers’ compensation insurance to cover it for costs and expenses F-star may incur due to injuries to F-star’s employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. F-star does not maintain insurance for environmental liability or toxic tort claims that may be asserted against F-star in connection with F-star’s storage or disposal of biological, hazardous or radioactive materials.

Legal, political and economic uncertainty surrounding the exit of the United Kingdom from the European Union may be a source of instability in international markets, create significant currency fluctuations, adversely affect F-star’s operations in the United Kingdom and pose additional risks to F-star’s business, revenue, financial condition, and results of operations.

On June 23, 2016, the electorate in the United Kingdom voted in favor of Brexit. Thereafter, on March 29, 2017, the country formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The withdrawal of the United Kingdom from the European Union took effect on January 31, 2020 the effective date of the withdrawal agreement with a transition period due to end on December 31, 2020. It appears likely that this withdrawal will involve a process of lengthy negotiations between the United Kingdom and European Union member states to determine the future terms of the United Kingdom’s relationship with the European Union. This could lead to a period of considerable uncertainty and volatility, particularly in relation to United Kingdom financial and banking markets. Weakening of economic conditions or economic uncertainties could harm F-star’s business, and if such conditions emerge in the United Kingdom or in the rest of Europe, it may have a material adverse effect on F-star’s operations.

Currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have already been adversely affected by Brexit and that may continue to be the case. In addition, depending on the terms of Brexit, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers which could make doing business in Europe more difficult.

F-star may also face new and additional regulatory costs and challenges from Brexit that could have a material adverse effect on operations. Since a significant proportion of the regulatory framework in the United Kingdom is derived from EU directives and regulations, the referendum could materially impact the regulatory regime with respect to the approval of F-star’s product candidates in the United Kingdom or the European Union. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent F-star from commercializing product candidates in the United Kingdom and/or the EU and restrict its ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, F-star may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or EU for its product candidates, which could significantly and materially harm F-star’s business.

European data collection (in the context of a European establishment or related to the monitoring of European individuals’ behavior) is governed by restrictive regulations governing the use, processing and cross-border transfer of personal information.

The collection and use of personal health data in the European Union is governed by the provisions of the GDPR. This legislation imposes requirements relating to having legal bases for processing personal information relating to identifiable individuals (personal data) and transferring such information outside the European Economic Area (“EEA”) including to the United States, providing details to those individuals regarding the processing of their personal data, keeping personal data secure, having data processing agreements with third parties who process personal data on F-star’s behalf, responding to individuals’ requests to exercise their rights in respect of their personal data, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. As F-star has operations based in the United Kingdom and Austria, F-star is subject to the GDPR because of F-star’s data processing activities that involve the personal data of individuals in connection with F-star’s clinical trials. The GDPR imposes responsibilities and liabilities in relation to personal data that F-star process and F-star may be required to put in place additional mechanisms ensuring compliance with these data protection rules. This may be onerous and may interrupt or delay F-star’s development activities, and adversely affect F-star’s business, financial condition, results of operations and prospects. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the European Union may result in substantial fines, other administrative penalties and civil claims being brought against F-star, which could have a material adverse effect on F-star’s business, results of operations and financial condition.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (as amended, the “Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (as amended, the “Securities Act”) concerning Spring Bank, F-star, the proposed Exchange and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Spring Bank and F-star, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “plan,” “believe,” “intend,” “look forward,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance.

For example, forward-looking statements include, but are not limited to statements about:

•	the strategies, prospects, plans, expectations and objectives of management of the combined company for future operations of the combined company following the closing of the Exchange;

•	the level of net cash held by Spring Bank at the closing of the Exchange;

•	F-star’s ability to complete the Pre-Closing Financing and the proceeds expected to be received therefrom;

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the approval and closing of the Exchange, including the timing of the Exchange, the ability of Spring Bank to obtain stockholder approval for the Exchange, other conditions to the completion of the Exchange, the adjustment of the Exchange Ratio, and relative ownership levels as of the closing of the Exchange;

•	the progress, scope or duration of the development of product candidates or programs;

•	statements concerning proposed clinical trials or product candidates;

•	the benefits that may be derived from, or the commercial or market opportunity of, product candidates;

•	the ability of Spring Bank or F-star to protect their intellectual property rights;

•	the anticipated operations, financial position, losses, costs or expenses of Spring Bank, F-star or the combined company following the closing of the Exchange;

•	statements regarding future economic conditions or performance;

•	the expected benefits of and potential value created by the Exchange for the stockholders of Spring Bank; and

•	statements of belief and any statement of assumptions underlying any of the foregoing.

Actual results could differ materially from those contained in any forward-looking statement as a result of various factors. Neither Spring Bank nor F-star can give assurance that the conditions to the Exchange will be satisfied. Except as required by applicable law, Spring Bank undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

For a discussion of the factors that may cause Spring Bank, F-star or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Spring Bank and F-star to complete the Exchange and the effect of the Exchange on the business of Spring Bank, F-star and the combined company, see the section titled “Risk Factors” in this proxy statement/prospectus.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Spring Bank. See the section titled “Where You

Can Find More Information” in this proxy statement/prospectus. There can be no assurance that the Exchange will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Exchange will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of Spring Bank, F-star or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Spring Bank and F-star do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future.

THE SPECIAL MEETING OF SPRING BANK STOCKHOLDERS

Date, Time and Place

The Special Meeting will be held virtually via live audio webcast on the internet on Thursday, November 19, 2020, at www.virtualshareholdermeeting.com/SBPH2020SM commencing at 9:00 am Eastern time. Spring Bank is delivering this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Spring Bank Board of Directors (the “Spring Bank Board”) for use at the Special Meeting and any postponements or adjournments of the Special Meeting. This proxy statement/prospectus is first being furnished to Spring Bank stockholders on or about October 21, 2020.

Purposes of the Special Meeting

The purposes of the Special Meeting are:

1.

To approve the issuance of Spring Bank common stock to the holders of F-star share capital in the Exchange, including holders who purchase ordinary shares of F-star in the Pre-Closing Financing, in accordance with the Exchange Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, in an amount representing more than 20% of the shares of Spring Bank common stock outstanding immediately prior to the Exchange, which will also constitute stockholder approval of a change of control of Spring Bank, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.	To approve an amendment to Spring Bank’s amended and restated certificate of incorporation to effect the Reverse Stock Split, in the form attached to this proxy statement/prospectus as Annex C;

3.

To approve an amendment to Spring Bank’s amended and restated certificate of incorporation to effect the Spring Bank Name Change effective as of the Closing, in the form attached to this proxy statement/prospectus as Annex D;

4.	To approve a postponement or adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 or 3; and

5.	To transact such other business as may properly come before the Special Meeting or any postponement or adjournment thereof.

Recommendation of the Spring Bank Board

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The Spring Bank Board has determined that the transactions contemplated by the Exchange Agreement are fair to, advisable and in the best interests of Spring Bank and Spring Bank stockholders and has approved and declared advisable the Exchange Agreement and such transactions, including the issuance of shares of Spring Bank common stock to the holders of F-star share capital pursuant to the terms of the Exchange Agreement. The Spring Bank Board unanimously recommends that Spring Bank stockholders vote “FOR” Proposal No. 1 to approve the issuance of Spring Bank common stock to the holders of F-star share capital pursuant to the Exchange Agreement, including holders of F-star share capital who purchase F-star securities in the Pre-Closing Financing.

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The Spring Bank Board has determined that the Reverse Stock Split is fair to, advisable and in the best interests of Spring Bank and Spring Bank stockholders and has approved and declared advisable the Reverse Stock Split. The Spring Bank Board unanimously recommends that Spring Bank stockholders vote “FOR” Proposal No. 2 to approve an amendment to the amended and restated certificate of incorporation of Spring Bank effecting the Reverse Stock Split.

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The Spring Bank Board has determined that the Spring Bank Name Change is fair to, advisable and in the best interests of Spring Bank and Spring Bank stockholders and has approved and declared advisable the Spring Bank Name Change. The Spring Bank Board unanimously recommends that Spring Bank stockholders vote “FOR” Proposal No. 3 to approve an amendment to the amended and restated certificate of incorporation of Spring Bank to effect the Spring Bank Name Change.

•	The Spring Bank Board has determined and believes that postponing or adjourning the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal

Nos. 1, 2 or 3 is advisable to, and in the best interests of, Spring Bank and Spring Bank stockholders. The Spring Bank Board unanimously recommends that Spring Bank stockholders vote “FOR” Proposal No. 4 to postpone or adjourn the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 or 3.

Record Date and Voting Power

Only holders of record of Spring Bank common stock at the close of business on the Record Date, October 7, 2020, are entitled to notice of, and to vote at, the Special Meeting. There were approximately 70 holders of record of Spring Bank common stock at the close of business on the Record Date. At the close of business on the Record Date, 17,267,202 shares of Spring Bank common stock were issued and outstanding. Each share of Spring Bank common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval at the Special Meeting.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Spring Bank Board for use at the Special Meeting.

Whether you plan to attend the Special Meeting or not, Spring Bank urges you to vote by proxy. All shares represented by valid proxies that Spring Bank receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card or as instructed via internet or telephone. You may specify whether your shares should be voted for, against or abstain with respect to each of the proposals. Voting by proxy will not affect your right to attend the Special Meeting. Whether your shares are registered directly in your name through Spring Bank’s stock transfer agent, Computershare Trust Company, N.A. or your shares are held by a brokerage firm, bank, dealer or other similar organization (i.e., in “street name”), you may vote:

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By internet (www.proxyvote.com). Use the internet to transmit your voting instructions. Have your proxy card and your 16-digit control number(s) in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. On this website, you can also elect to receive future distributions of Spring Bank’s proxy statements and annual reports to stockholders by electronic delivery.

•	By telephone (1-800-690-6903). Use a touch-tone phone to transmit your voting instructions. Have your proxy card and 16-digit control number(s) in hand when you call and then follow the instructions.

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By mail. If you received a proxy card by mail, you can vote by mail by completing, signing, dating and returning the proxy card as instructed on the card. Return the proxy card in the postage-paid envelope Spring Bank has provided or return it to Voting Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

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At the Special Meeting (www.virtualshareholdermeeting.com/SBPH2020SM). The meeting will be held entirely online. To participate in the meeting, you will need the 16-digit control number included in your proxy materials or the accompanying instructions. The meeting webcast will begin promptly at 9:00 am Eastern time. Spring Bank encourages you to access the meeting prior to the start time. Online check-in will begin at 8:30 am Eastern time, and you should allow ample time to test your computer and for the check-in procedures.

If your shares of Spring Bank common stock are held in an account at a brokerage firm, bank, dealer or other similar organization, that is, in “street name,” you should receive voting instructions from the organization that holds your shares. If you do not give instructions to such organization, as your nominee, such nominee can vote your shares of Spring Bank common stock with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of Nasdaq for which your broker or other agent may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker or other agent instructions, the shares of Spring Bank common stock will be treated as broker non-votes. It is anticipated that all proposals will be discretionary items other than Proposal No. 1.

All properly executed proxies that are not revoked will be voted at the Special Meeting and at any postponements or adjournments of the Special Meeting in accordance with the instructions contained in the proxy. If a holder of shares of Spring Bank common stock executes and returns a proxy and does not specify otherwise, the shares of Spring Bank common stock represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of the Spring Bank Board.

Spring Bank stockholders of record, other than those Spring Bank stockholders who have executed Voting Agreements, may change their vote at any time before their proxy is voted at the Special Meeting in one of three ways:

•	send timely written notice to Spring Bank’s Corporate Secretary stating that the stockholder would like to revoke its proxy;

•	submit new proxy instructions either on a new proxy card or via phone or the internet; or

•	attend the Special Meeting and vote. Simply attending the Special Meeting will not, by itself, revoke your proxy.

If a Spring Bank stockholder who owns shares of Spring Bank common stock in “street name” has instructed a broker to vote its shares of Spring Bank common stock, the stockholder must follow the directions received from its broker to change those instructions.

Required Vote

The presence, at the Special Meeting of the holders of a majority in voting power of the shares of Spring Bank common stock outstanding on the Record Date and entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Abstentions and broker non-votes will be counted toward a quorum. The affirmative vote of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter, assuming a quorum is present, is required for approval of Proposal Nos. 1, and 4. The affirmative vote of the holders of a majority of shares of Spring Bank common stock having voting power outstanding on the Record Date is required for approval of Proposals Nos. 2 and 3.

The approval of Proposal No. 1 is a condition to the completion of the Exchange. Therefore, the Exchange cannot be consummated without the approval of Proposal No. 1. Further, the approval of the Reverse Stock Split (Proposal No. 2) is required in order to allow the combined company to meet the initial listing requirements of the Nasdaq Capital Market. Consequently, if the requisite Spring Bank stockholders approve the Exchange and the issuance of Spring Bank common stock pursuant to the Exchange Agreement but do not approve the Reverse Stock Split, the Exchange will not be consummated. However, Proposal No. 2 is not conditioned upon the consummation of the Exchange, and as such, the Reverse Stock Split may be implemented by the Spring Bank Board even if the Exchange does not take place. Proposal No. 3 is conditioned upon the consummation of the Exchange. If the Exchange is not completed, Proposal No. 3 will not be implemented, and Spring Bank’s name will not be changed.

Votes will be counted by the inspector of election appointed for the Special Meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Special Meeting. Abstentions and broker non-votes will not, however, be considered votes cast at the Special Meeting and voting affirmatively or negatively. Broker non-votes will not have any effect with respect to Proposal No. 1. Abstentions will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3. Abstentions will not have any effect with respect to Proposal No. 4.

As of September 30, 2020, the directors and executive officers of Spring Bank owned approximately 7.8% of the outstanding shares of Spring Bank common stock entitled to vote at the Special Meeting. All of the directors and executive officers of Spring Bank are subject to Voting Agreements. Each Spring Bank stockholder that entered into a Voting Agreement has agreed to vote all shares of Spring Bank common stock owned by such holder as of the Record Date in favor of approval of (i) the issuance of Spring Bank common stock to the holders of F-star share capital pursuant to the Exchange, which will represent more than 20% of the shares of Spring Bank common stock outstanding immediately prior to the Exchange, and the change of control resulting from the Exchange, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively, (ii) an amendment to the amended and restated certificate of incorporation of Spring Bank to effect the Reverse Stock Split, (iii) an amendment to the amended and restated certificate of incorporation of Spring Bank to effect the Spring Bank Name Change, (iv) any proposal to postpone or adjourn the meeting to a later date, if there are not sufficient votes for the approval of the Exchange and other matters to be approved on the date of the Special Meeting, and (v) any other proposal included in this proxy statement/prospectus in connection with, or related to, the consummation of the Exchange for which the Board of Directors of Spring Bank has unanimously recommended that the stockholders of Spring Bank vote in favor. As of October 19, 2020, Spring Bank is not aware of any affiliate of F-star owning any shares of Spring Bank common stock entitled to vote at the Special Meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Spring Bank may solicit proxies from Spring Bank stockholders by personal interview, telephone, telegram or otherwise. Spring Bank and F-star will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Spring Bank common stock for the forwarding of solicitation materials to the beneficial owners of Spring Bank common stock. Spring Bank will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Spring Bank has engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $25,000 in total.

Other Matters

As of the date of this proxy statement/prospectus, the Spring Bank Board does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE EXCHANGE

This section and the section titled “The Exchange Agreement” in this proxy statement/prospectus describe the material aspects of the Exchange, including the Exchange Agreement. While Spring Bank and F-star believe that this description covers the material terms of the Exchange and the Exchange Agreement, it may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus for a more complete understanding of the Exchange and the Exchange Agreement, including the Exchange Agreement attached as Annex A, the fairness opinion of Ladenburg attached as Annex B, and the other documents to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

Background of the Exchange

The terms of the Exchange Agreement are the result of extensive arm’s-length negotiations among members of the Spring Bank Special Committee (as defined below), Spring Bank’s management team, the management team of F-star, F-star’s Special Committee of the Board of Directors of F-star, along with their respective advisors and under the guidance of each company’s board of directors. Spring Bank followed a careful process, assisted by experienced outside financial and legal advisors, to rigorously examine potential transactions and transaction candidates through broad outreach to life sciences companies and a thorough process of evaluation of prospective strategic partners. The following is a summary of the background of the events leading up to the decision by Spring Bank to engage in a strategic combination, the process undertaken by Spring Bank to identify and evaluate prospective partners, and the negotiation of the Exchange Agreement and other Exchange-related documentation with F-star.

Spring Bank is a clinical-stage biopharmaceutical company engaged in the discovery and development of novel therapeutics for the treatment of a range of cancers and inflammatory diseases using its small molecule nucleotide platform. Spring Bank designs its compounds to selectively target and modulate the activity of specific proteins implicated in various disease states. Spring Bank’s internally-developed programs are primarily designed to stimulate and/or dampen immune responses.

As part of the ongoing consideration and evaluation of its long-term prospects and strategies, the board of directors of Spring Bank (the “Spring Bank Board”) frequently reviews, together with Spring Bank’s management team and outside advisors, strategic and financial alternatives in light of developments in Spring Bank’s business, the sectors in which it competes, the economy generally and financial markets, all with the goal of seeking to enhance stockholder value through the development of therapeutics for the treatment of diseases with high unmet medical needs. As part of this process, from time to time, members of Spring Bank’s management team and/or its advisors have engaged in business development and/or strategic discussions with industry participants, in consultation with the Spring Bank Board.

Until January 2020, Spring Bank had been developing inarigivir soproxil, an investigational orally-administered RIG-I agonist compound, as a potential treatment for chronic Hepatitis B virus (“HBV”). In April 2019, Spring Bank launched two Phase 2b global trials (CATALYST 1 and CATALYST 2) examining the administration of inarigivir 400mg as monotherapy and co-administered with a nucleotide analogue in naïve and virally suppressed chronic HBV patients. Inarigivir had also been the subject of a Phase 2 trial conducted by Gilead Sciences Inc. to evaluate the safety, efficacy and pharmacodynamics of escalating doses (50mg, 200mg and 400mg) of inarigivir co-administered with Gilead Sciences’ Vemlidy® (tenofovir alafenamide 25mg) for the treatment of chronic HBV infection.

On December 26, 2019, Spring Bank announced that it had stopped dosing and enrolling patients in its Phase 2b CATALYST trials and all other inarigivir studies due to clinical findings observed in the CATALYST 2 trial of virally-suppressed chronic HBV patients. At that time, laboratory findings revealed that three subjects participating in this trial showed evidence of hepatocellular dysfunction and an elevation of alanine transaminase (ALT) potentially consistent with liver injury rather than immune flares.

On January 21, 2020, at a special telephonic meeting, the Spring Bank Board met in consultation with its management team and representatives of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”), outside counsel to Spring Bank. At this meeting, the Spring Bank Board and management team discussed at length the adverse events observed in the Company’s CATALYST 2 chronic HBV trial, which had been suspended in December 2019, and the potential path forward for the Company’s inarigivir/HBV program. The Spring Bank Board agreed that the regulatory path to approval of inarigivir would require lengthy additional clinical trials that would require substantial capital and time to complete. Coupled with Spring Bank’s aging patent estate in Asia, one of the largest potential markets for inarigivir, the Spring Bank Board concluded that it was in the best interests of Spring Bank and its stockholders to discontinue the development of inarigivir for the treatment of HBV. The Spring Bank Board also had a preliminary discussion of strategic options, including potential cost-saving measures, with the Spring Bank management team.

On January 29, 2020, Spring Bank announced that all clinical development of inarigivir for the treatment of HBV was being terminated due to the occurrence of unexpected serious adverse events, including one patient death, in Spring Bank’s Phase 2b CATALYST 2 trial. Spring Bank announced that it would be undertaking measures to streamline operations and reduce its cost structure, while continuing to focus on advancing the clinical development of its STING agonist program and the preclinical development of its STING antagonist program. Following this announcement, Martin Driscoll, Spring Bank’s President and CEO, and members of the Spring Bank Board engaged in further discussions relating to potential measures to preserve Spring Bank’s cash while seeking to maximize stockholder value.

In January and February 2020, Spring Bank engaged in preliminary and informal strategic combination discussions with several companies that had contacted Spring Bank after seeing the announcement regarding inarigivir on January 29, 2020.

On January 29, 2020, the Chief Business Officer of Company A contacted Mr. Driscoll to inquire about Spring Bank’s potential interest in a strategic combination between the two firms. The two firms executed a Confidential Disclosure Agreement following this phone discussion.

On February 7, 2020, Mr. Driscoll and a member of the Spring Bank Board affiliated with Company B had a phone discussion to discuss the concept of a potential strategic combination of Spring Bank and Company B. The Spring Bank director and Mr. Driscoll agreed that the Spring Bank director would introduce Mr. Driscoll to the CEO of Company B for further discussions regarding a potential strategic combination. The Spring Bank director and Mr. Driscoll agreed that the Spring Bank director would make the introduction to the CEO of Company B and then would not be involved in further direct participation or substantive discussions between the two companies regarding a potential transaction. Subsequent communications led to the scheduling of a meeting at the office of Company B during the week of February 24, 2020.

On February 13, 2020, Mr. Driscoll and the CEO and Chief Business Officer of Company A held a telephone call to discuss the respective attributes of each company and the concept of a potential strategic combination of the two firms. The parties agreed to meet again on February 25, 2020 at Company A’s office.

On February 14, 2020, an investment bank unaffiliated with Spring Bank presented Mr. Driscoll and Mr. Jonathan Freve, Spring Bank’s former Chief Financial Officer, with an unsolicited list of private companies that might be interested in a potential strategic combination with Spring Bank. The investment bank facilitated a confidential discussion on March 2, 2020 among the CEO and COO of Company D and members of the Spring Bank management team. The team at Company D stated an interest in the pursuit of a potential strategic combination with Spring Bank.

On February 25, 2020, Mr. Driscoll met with members of the management team of Company A at Company A’s office. Company A’s management team presented the capabilities of Company A and some preliminary ideas on the structure of a potential combination with Spring Bank.

On February 28, 2020, Mr. Driscoll met with the CEO of Company B at Company B’s office. A Confidentiality Agreement was entered into between Spring Bank and Company B prior to the commencement of the meeting. The Spring Bank director affiliated with Company B participated in the introduction of the meeting via conference call but left the call once introductions were completed. Management teams for both parties discussed a broad range of topics related to a potential strategic combination by the parties.

On March 4, 2020, Mr. Driscoll met with the CEO of Company C. Mr. Driscoll had been introduced to the CEO of Company C by an independent member of the Spring Bank Board. Mr. Driscoll and the CEO of Company C held a non-confidential discussion about a potential research collaboration and a potential strategic combination of the parties.

In February and March 2020, multiple conference calls were held with parties that had contacted Spring Bank after seeing the announcement regarding inarigivir on January 29, 2020 to discuss potential strategic combination opportunities including corporate synergies related to products and operations.

During late February and early March 2020, Spring Bank’s management team engaged in discussions with multiple investment banking firms regarding a potential engagement as financial advisor to the Spring Bank Board to assist Spring Bank in conducting a broad strategic review of its options.

On March 3, 2020, Spring Bank reduced its workforce by approximately 30%, primarily reducing its research and development department.

On March 5, 2020, at a regularly scheduled, in-person meeting, the Spring Bank Board met in consultation with Spring Bank’s management team and representatives of Mintz. At this meeting, the Spring Bank Board discussed the impact of the discontinuation of Spring Bank’s HBV program and strategic alternatives for Spring Bank going forward. The strategic review included a discussion of all reasonable options to maximize value for Spring Bank stockholders, including market opportunities and regulatory and clinical hurdles for Spring Bank’s assets, the viability of remaining a stand-alone company, advancing the STING agonist program beyond the current Phase 1a/1b clinical trial, possible business combinations with other oncology-related companies, and seeking a strategic combination with a privately-held life sciences company, with Spring Bank’s stock being the consideration in the transaction. Mr. Driscoll explained the risks inherent to Spring Bank’s current stand-alone strategy, including a lack of near-term catalysts combined with a potential need to raise significant capital in the first half of 2021. Mr. Driscoll also noted that Spring Bank’s low market capitalization/public float significantly impacted Spring Bank’s ability to conduct a public offering to raise sufficient capital using Spring Bank’s existing shelf registration statement due to limitations applicable to smaller public companies such as Spring Bank. In particular, Mr. Driscoll noted that if Spring Bank were to raise sufficient capital to develop Spring Bank’s SB 11285 clinical program and conduct the necessary IND-enabling activities for the lead STING antagonist development candidate as a stand-alone company, the cost of capital and resulting dilution to existing Spring Bank stockholders would be substantial. Mr. Driscoll also provided a summary of the in-bound interest that the Spring Bank management team had received from multiple companies and the specific nature of these preliminary discussions. Mr. Driscoll also noted that, following the discontinuation of inarigivir and Spring Bank’s HBV programs, two equity research analysts had discontinued covering Spring Bank, which could make it more difficult for Spring Bank to conduct a financing to fund its continuing development programs. The attractiveness of a potential strategic combination was supported by the lack of value that the marketplace appeared to assign to Spring Bank’s remaining non-cash assets, in contrast to the value that Spring Bank’s public listing and cash might have to a high-quality merger candidate seeking to advance its own clinical programs. Further, he noted that a potential strategic combination or reverse merger transaction of this kind could provide Spring Bank stockholders with a meaningful stake in a combined organization possessing both promising clinical prospects and the means to pursue them, establishing the potential for long-term value creation for Spring Bank stockholders. In addition, representatives of Mintz and Mr. Garrett Winslow, Spring Bank’s General Counsel and Corporate Secretary, discussed the fiduciary duties of the Spring Bank Board relating to a strategic combination process. The Spring Bank Board also discussed the retention of a financial advisor to assist with the review of strategic alternatives, and the Spring Bank Board requested that the Spring Bank management team continue discussions with potential financial advisors to assist the Spring Bank Board or a special committee thereof an evaluation of strategic alternatives, and provide a recommendation to the Spring Bank Board or special committee on the engagement of a financial advisor. Following the Spring Bank Board meeting, Spring Bank’s management team continued discussions with multiple financial advisors with expertise in mergers and acquisitions in the pre-commercial biotechnology industry.

At the time, there were many clinical stage life sciences companies seeking to access the public markets to raise capital and create a public trading market for their securities. As a result, the Spring Bank Board believed that high-quality private life sciences companies could be actively seeking strategic combinations with a company like Spring Bank, and that Spring Bank had an opportunity to deliver value to its stockholders in this manner if it could identify and select a suitable candidate in a timely manner and manage its cash and other resources accordingly pending the consummation of a transaction. For these reasons, the Spring Bank Board focused its efforts on a search to identify such strategic combination candidates.

On March 5, 2020 and March 9, 2020, Mr. Driscoll had follow-up discussions with the CEOs of Company B and Company A, respectively.

On March 10, 2020, following an introduction by one of Spring Bank’s investment banking contacts, Mr. Driscoll held a call with the CEO of Company E, a publicly traded company. Company E was interested in the exploration of a potential strategic combination with Spring Bank. The two parties entered into a Confidential Disclosure Agreement following the call.

As of March 16, 2020, considering, among other things, that one Spring Bank Board member was an affiliate of a company that was expected to participate in the strategic alternatives review process, the efficiency and agility of a special committee, the time-savings to the full Spring Bank Board, and the independence as to management, the Spring Bank Board approved the establishment of a committee(the “Special Committee”) consisting of directors David Arkowitz, Todd Brady, MD, Ph.D., and Kurt Eichler, each of whom is an independent and disinterested director of Spring Bank, to assist the Spring Bank Board in considering, evaluating, reviewing and negotiating a range of strategic alternatives focused on seeking to maximize stockholder value and to make recommendations to the Spring Bank Board concerning whether to pursue or reject a potential strategic combination.

On March 19, 2020, the Special Committee held a telephonic meeting to discuss the purpose of the committee and to allow Spring Bank’s management team to summarize the discussions that they had had with potential financial advisors that could represent the Special Committee. Based on the work completed by the management team, the Special Committee determined to engage Ladenburg, in light of their broad experience with recent strategic combination and reverse merger transactions involving life science companies, as well as the competitiveness of their fee. Mr. Winslow briefly reviewed the fiduciary duties of the Special Committee and, suggested that the Special Committee consider engaging independent legal counsel to advise the Special Committee on the proposed strategic transaction process. The Special Committee requested that Mr. Winslow interview and assist with engaging independent legal counsel to advise the Special Committee.

On March 20, 2020, the Special Committee signed an engagement letter with Ladenburg to act as the independent financial advisor to the Special Committee to assist in the review of Spring Bank’s business and assets, and to explore strategic opportunities for enhancing stockholder value, including a potential strategic combination. In connection with Ladenburg’s engagement, Mr. Driscoll requested that Ladenburg assume responsibility for coordinating further interactions with the management teams at Company A, Company B, Company E and Company D as part of the formal process.

On March 20, 2020, a Confidentiality Agreement was entered into between Spring Bank and Company F. The Spring Bank management team informed Company F that Ladenburg had been engaged to act as financial advisor and that further communications should generally take place with and through Ladenburg.

On March 20, 2020, the Special Committee engaged Heyman Enerio Gattuso & Hirzel LLP (“Heyman Enerio”) to act as independent special counsel to the Special Committee.

On March 24, 2020, the Spring Bank management team had a telephonic discussion with representatives from Ladenburg. The parties discussed the general strategic combination and reverse merger process, including preparation of a net cash analysis and the process and timeline for reaching out to prospective bidders.

On March 27, 2020, the Special Committee held a telephonic meeting with a representative of Heyman Enerio, during which such representative confirmed the independence of each director, discussed the retention of Ladenburg as the Special Committee’s independent financial advisor, and reviewed the Special Committee’s role and responsibilities. At this meeting, Mr. Arkowitz was elected to serve as the Special Committee Chairperson.

Beginning in late March 2020 and throughout April 2020, Ladenburg contacted on a no-name basis a broad selection of private and public companies in the life sciences industry, including companies considering going public through an initial public offering, companies that had recently completed financing rounds with known crossover investors, and companies that were pursuing the development of product candidates in therapeutic areas garnering significant attention from life science investors, publicly traded ex-U.S. companies seeking a Nasdaq listing and also public companies in the U.S. that were believed to have a strategic fit with Spring Bank. Ladenburg targeted companies that would have a legitimate interest in continuing the development of Spring Bank’s STING agonist clinical development program. As part of this process, Ladenburg contacted a total of 375 companies. Ladenburg requested that indications of interest be submitted to it by April 30, 2020. During March and April, as part of the strategic process, Spring Bank granted access to the Spring Bank dataroom to 12 parties.)

In evaluating potential candidates, Ladenburg focused on companies with: (i) a legitimate interest in continuing the development of Spring Bank’s STING agonist development program, (ii) a perceived lower financing risk at closing, (iii) a strong product pipeline with multiple mid-to-late or commercial-stage assets, (iv) strong anticipated news flows, (v) an experienced management team, (vi) high-quality existing investors or new investors willing to support a potential transaction, (vii) a capital structure with no debt or a path to restructuring existing debt, and (viii) audited financial statements or the ability to produce audited financial statements for the last two fiscal years (collectively, the “Specified Criteria.”). Prospective strategic partners were removed from consideration if they failed to meet the components of the Specified Criteria, particularly if their valuation was considered to be unsupported and too high, they possessed a single asset in a high-risk space, they represented a significant financing risk, or their management team was not deemed to be as prepared to operate as a publicly traded company following a potential transaction.

On April 8, 2020, the Special Committee held a telephonic meeting with representatives from Heyman Enerio and Ladenburg. Ladenburg reviewed timelines for a potential strategic transaction, including the Specified Criteria. Ladenburg recommended a process to identify potential counterparties, starting with Ladenburg broadly disseminating an anonymous interest solicitation to potential transaction partners and gatekeeping organizations (such as venture capital firms, institutional investors, consultants, lawyers, bankers and investor relations firms), which process was already underway. Following receipt of an indications of interest, potential transaction partners would execute a confidentiality agreement in order to receive from Ladenburg the identity of Spring Bank and a formal process letter to solicit non-binding indications of interest, which were to include certain information regarding such candidate’s business, the proposed transaction structure, sources of financing, and detailed support for such candidate’s valuation, among other items. Following the receipt of such indications of interest from candidates, the Special Committee, with assistance requested from the Spring Bank management team, would review and select a subset of candidates to progress to in-person presentations to members of the Special Committee so that the Special Committee could select a finalist with which to negotiate a definitive agreement.

On April 8, 2020, the Spring Bank Board held a telephonic meeting in which Spring Bank’s management team provided an update to the Spring Bank Board on recent developments in the strategic combination process.

On April 15, 2020, the Special Committee met with Heyman Enerio and discussed the role, powers and fiduciary duties of the Special Committee.

By early May 2020, 33 companies had submitted indications of interest in a transaction with Spring Bank, including F-star. Each of these companies had entered into a confidentiality agreement with Spring Bank. These companies’ clinical programs were focused on a variety of indications and markets. Spring Bank’s management team, along with representatives from Ladenburg, reviewed each of these proposals in detail and evaluated the candidates based on their profiles and the Specified Criteria noted above.

Other than confidentiality agreements entered into by Spring Bank prior to the Special Committee’s engagement of Ladenburg, the confidentiality agreements entered into with these companies each contained a standard “standstill” provision, which restricted the proposed bidder from making a proposal to acquire Spring Bank that was not approved by the Spring Bank Board, for periods ranging from 12 – 18 months from the date of entry into the confidentiality agreement. However, none of the confidentiality agreements contained a so-called “don’t ask, don’t waive” provision, which would have prohibited the proposed bidder from asking Spring Bank to waive the standstill provision. Further, each of the confidentiality agreements also provided that the standstill provision would terminate upon the public announcement by Spring Bank of the entry into a definitive agreement for a merger or similar transaction with a third party, or upon the commencement of a tender offer by a third party for Spring Bank shares. As a result, Spring Bank’s management team believed that the standstill provisions would have no deterrent effect on the interest of a third party in making a bid to acquire Spring Bank after the announcement of the Exchange with F-star.

On May 6, 2020, the Special Committee held a telephonic meeting at which representatives of Ladenburg and the Spring Bank management team reviewed bids that had been received from potential strategic partners and discussed the process to date. David Strupp of Ladenburg then discussed the approach that Ladenburg and Spring Bank management had followed in evaluating the proposals and the Specified Criteria. Mr. Strupp shared the list of companies that provided proposals to Spring Bank and identified for the Special Committee the 15 companies that had been ranked as Tier A companies, including F-star. Mr. Strupp and Mr. Driscoll summarized the bids and clinical programs of each of those companies and presented a comparison of the financial terms proposed by each. The Special Committee, the Spring Bank management team and Ladenburg then collectively eliminated seven Tier A companies because these companies met fewer components of the Specified Criteria than the other eight companies that were chosen as finalists. The eight finalists represented companies focused on a variety of indications in the area of life sciences drug development, with a majority of the finalists focused on oncology. These eight initial finalist proposals offered Spring Bank stockholders post-closing stock ownership percentages ranging from 12.2% to 25.2% in the combined entities. Each of the finalists assumed for purposes of their respective bids that Spring Bank would have $17.0 million in cash at the closing of a transaction, assuming a transaction closing in early September 2020. The finalists’ initial bids valued the existing Spring Bank enterprise value between $9.0 million and $19.0 million with a mean of $13.6 million and a median of $13.7 million. Taken together with Spring Bank’s expected net cash, the finalists’ bids ascribed an aggregate value to Spring Bank in a range of amounts from $26.0 million to $36.0 million with a mean of $30.6 million and a median of $30.7 million.

On May 8, 2020, the Special Committee held a telephonic meeting with representatives of Heyman Enerio to discuss and decide upon the eight finalists. Ladenburg invited each of the eight finalists to make in-person management presentations to Spring Bank’s management team and the Special Committee on May 13 and 14, 2020. Each company was instructed to address specific, tailored due diligence or other follow-up questions, to prepare a detailed presentation covering certain topics and to refine the terms of their indications of interest, including valuation, financing plans and relative post-closing stock ownership percentages. Ladenburg engaged in discussions with each of the eight finalists via telephone to provide responses to diligence questions regarding Spring Bank.

On May 13 and 14, 2020, F-star, Company B, Company F, Company G, Company H, Company I, Company C and Company J presented virtually (as a result of the COVID-19 pandemic) to the Special Committee, Spring Bank management team and representatives of Ladenburg and Heyman Enerio. The purpose of the meetings was to evaluate the eight finalists and select from among them candidates to progress to the next stage of the process. The format of these meetings was interactive and consisted of the management team of each company presenting to the attendees for approximately 90 minutes, during which members of the Special Committee and the Spring Bank management asked questions.

Following the finalists’ presentations, on May 18, 2020, the Special Committee and the Spring Bank management team engaged in an extensive discussion regarding the benefits and drawbacks of each of the candidates. There was consensus amongst the parties that, at that time, it would not be in the best interests of Spring Bank stockholders to continue to evaluate Company C, given the determination by the participants in the discussion that a business combination with this prospect would not be as likely to create long-term stockholder value as a transaction with one of the other seven finalists. Some of the concerns expressed were related to the relative timing and prospects of its clinical programs, lack of multiple late-stage or commercial-stage assets, assessment of the depth and readiness of the company’s management team to operate a publicly traded company, and the inability of the prospect to raise capital.

On the other hand, there was consensus on the part of the members of the Special Committee and the Spring Bank management team in favor of advancing discussions and diligence efforts with F-star, Company H and Company I. The Special Committee and Spring Bank’s management team expressed certain reservations regarding Company B, Company F, Company G and Company J, but agreed that it was in the best interests of

Spring Bank stockholders to extend term sheets to these finalists because each party had select attributes that the Special Committee believed were necessary for an effective strategic combination.

On May 19, 2020, David Arkowitz resigned from the Special Committee as a result of other demands on his time but remained on the Spring Bank Board. Mr. Arkowitz’s resignation from the Special Committee was not due to any disagreement on any matter relating to Spring Bank’s operations, policies, or practices. Following Mr. Arkowitz’s resignation, the Special Committee continued as a two-person committee without a Chairperson.

On May 20, 2020, Ladenburg informed each of the finalists of the decisions of the Special Committee and Spring Bank management team. On behalf of Spring Bank, Ladenburg distributed to F-star, Company B, Company F, Company G, Company H, Company I and Company J a term sheet that had been created and agreed upon by representatives of Spring Bank, Ladenburg and Mintz. Each of these term sheets provided (i) that the proposed valuation ascribed to the third party in the strategic combination would be subject to adjustment based on the valuation ascribed to such third party in any separate or concurrent investment round and (ii) that the Spring Bank stockholders would benefit from a contingent value right related to Spring Bank’s ongoing clinical product candidate, SB 11285, or the “STING Agonist CVR.”

On May 20, 2020, the Spring Bank Board held a telephonic meeting in which Spring Bank’s management team and representatives of Ladenburg and Mintz participated. Spring Bank management and representatives of Ladenburg provided an update to the Spring Bank Board on recent developments in the strategic combination process and the deliberations that had taken place to select the finalists in the process.

On May 21, 2020, the Special Committee held a telephonic meeting with Heyman Enerio to discuss and approve the form of term sheet.

On May 26, 2020, Ladenburg informed the Special Committee and the Spring Bank management team that Company J would not be proceeding with responding to the draft term sheet due to significant management turnover.

On May 25, 2020, Mr. Driscoll spoke with the CEO of Company H, who indicated that Company H was in the process of negotiating two in-licensing deals, including raising the necessary capital to complete those transactions. Company H’s CEO advised Mr. Driscoll that, based on this shift in priorities, Company H would be unlikely to meet the timeline for responding to and completing a term sheet. Consequently, the Ladenburg and Spring Bank teams removed Company H from serious consideration as a potential transaction partner. Company H did not provide a revised term sheet to the Ladenburg or the Spring Bank team.

On May 27, 2020, F-star provided a revised term sheet to the Ladenburg team that (i) assigned an enterprise value to Spring Bank of $21 million, which was an increase of $3 million from F-star’s initial bid proposal in April 2020, (ii) provided that F-star’s shareholders would hold 71.4% of the combined company, assuming a $55 million pre-money valuation of F-star, a $40 million concurrent financing by F-star (with a condition for a minimum concurrent financing of $25 million, or the “Pre-Closing Financing”), (iii) eliminated the STING Agonist CVR and the ability for Spring Bank to realize any cash received from disposal of its legacy assets, and (iv) provided for a mutual 45-day exclusivity period.

Because F-star was also represented by Mintz, on May 29, 2020, Spring Bank retained Lowenstein Sandler LLP (“Lowenstein”) as special counsel, to represent Spring Bank in connection with negotiations with F-star.

During late May and early June 2020, the Ladenburg team, on behalf of the Special Committee, continued to have conversations with representatives from both Company G and Company B to determine whether either party would submit a viable counterproposal to the initial term sheet sent in mid-May 2020. On June 10, 2020, representatives from Company B informed Ladenburg that they needed additional time to speak with their investors and the Ladenburg team informed the Spring Bank management team and the Special Committee. Ladenburg also spoke with the representatives of Company G on June 10, and they informed Ladenburg that they would be sending a revised term sheet. Ladenburg had an additional conversation with the representatives from Company B on June 12 to inquire about the status of the term sheet. After discussing the options that were available, the Ladenburg and Spring Bank teams removed Company G and Company B from serious consideration. Company G sent a revised term sheet on June 17, 2020 after a decision was made to not move forward with them. Company B never provided a revised term sheet to the Ladenburg or Spring Bank teams.

On June 1, 2020, on behalf of the Special Committee, the Ladenburg team provided a revised term sheet back to F-star that (i) assigned an enterprise value to Spring Bank of $23 million, (ii) provided that F-star’s shareholders would hold 70.4% of the combined company following the strategic combination (with the same Pre-Closing Financing assumptions as noted above), (iii) included the STING Agonist CVR and provided for Spring Bank’s ability to dispose of legacy assets prior to the closing as part of the transaction, and (iv) provided for a mutual exclusivity period, with such term to be determined by the parties prior to executing the term sheet.

On June 2, 2020, Company I provided a revised term sheet to the Ladenburg team that (i) assigned an enterprise value to Spring Bank of $10 million, (ii) provided that Company I’s stockholders would hold 88.7% of the combined company, assuming a $163.4 million pre-money valuation of Company I and a $48 million concurrent financing by Company I (with a condition for a minimum concurrent financing of $30 million), and (iii) included the STING Agonist CVR and Spring Bank’s ability to dispose of legacy assets prior to the closing as part of the transaction, but on significantly less favorable terms to Spring Bank than currently contemplated with F-star. The Special Committee and the Spring Bank management team (i) expressed concern over Company I’s potential to deliver value from the STING Agonist CVR because Company I was not an oncology company and (ii) believed that Company I was significantly overstating its valuation, but ultimately determined to continue discussions and negotiations with Company I based on the belief that Company I had reasonable potential to successfully raise a significant amount of new capital to support the combined company.

On June 4, 2020, F-star provided a revised term sheet to the Ladenburg team. The parties agreed to set up a call for June 8, 2020 with representatives of Ladenburg, F-star and Spring Bank to discuss questions relating to the STING Agonist CVR, the proposed Pre-Closing Financing and the exclusivity period.

On June 4, 2020, Ladenburg, on behalf of Spring Bank, provided Company I with a revised term sheet which contemplated a Spring Bank enterprise valuation of $18 million and modifications to the STING Agonist CVR language.

On June 5, 2020, Ladenburg received a revised term sheet from Company F. Based on information conveyed by Ladenburg to Spring Bank, Spring Bank’s management team and the Special Committee expressed concern about Company F’s balance sheet and future ability to raise capital based on the concurrent financing plans proposed by Company F. The revised term sheet also included (i) a modified CVR that would have only been payable in shares of the combined company’s common stock, rather than cash, and (ii) a 60-day exclusivity provision, which was considered to be unacceptably long in light of concerns about Company F’s ability to raise capital.

On June 8, 2020, representatives of Ladenburg, F-star and the Spring Bank management team met by teleconference to discuss the STING Agonist CVR, F-star’s insider commitments related to the proposed Pre-Closing Financing and the duration of the exclusivity period.

On June 9, 2020, during a weekly update call at which the members of the Special Committee participated, representatives of Ladenburg and the Spring Bank management team discussed the status of term sheet discussions and negotiations. Spring Bank’s management team noted that it viewed Company F as a less attractive alternative than F-star and Company I based on the revised term sheet received by Spring Bank on June 5, 2020 and the view that Company F’s ability to raise sufficient capital to finance the combined company for a significant period of time was in doubt. Ladenburg discussed the benefits and drawbacks of both the F-star and Company I term sheets and Ladenburg indicated that it favored the F-star term sheet based on the significantly higher enterprise value attributed to Spring Bank and the increased likelihood of obtaining future value under the STING Agonist CVR based on F-star’s experience in the immuno-oncology field and F-star’s business development track record. The Spring Bank management team agreed with this assessment.

Later on June 9, 2020, Company I provided an updated term sheet to Ladenburg which contemplated an enterprise valuation of Spring Bank of $14.5 million, which would give Spring Bank and Company I stockholders 13% and 87% ownership, respectively, of the combined company. Based on feedback from Company I, Ladenburg indicated to the Spring Bank management team that it believed that Company I would not improve its terms beyond the updated term sheet.

On June 11, 2020, representatives of Ladenburg, F-star and the Spring Bank management team met by teleconference to discuss further the STING Agonist CVR, F-star’s insider commitments related to the proposed Pre-Closing Financing and the duration of the exclusivity period.

On June 12, 2020 and June 15, 2020, Spring Bank and F-star exchanged revised versions of the term sheet to finalize language on the Spring Bank valuation ($22.0 million), the STING Agonist CVR, net cash requirements and duration of exclusivity (30 days).

On June 15, 2020, the Spring Bank Special Committee held a telephonic meeting, at which representatives from Ladenburg and Spring Bank’s management team provided an update on term sheet discussions and negotiations with F-star and Company I. Following this discussion and an Executive Session of the Special Committee, the Special Committee approved Spring Bank entering into a term sheet with F-star, having determined that the terms negotiated by the Spring Bank management team provided the most value to Spring Bank’s stockholders. Later that day, Spring Bank and F-star executed a non-binding term sheet. Following execution of the term sheet, Ladenburg informed Company I, Company B and Company F that Spring Bank had executed a term sheet with a 30-day period of exclusivity with a third party and that, therefore, no further discussions would take place with other parties.

On June 17, 2020, representatives of Ladenburg, Lowenstein, as Spring Bank’s outside legal counsel, and Mintz, as F-star’s outside legal counsel, discussed the process for preparing definitive agreements to reflect the terms in the term sheet.

On June 19, 2020, F-star provided access to its data room materials to Spring Bank and Lowenstein, with additional diligence materials added over the next few weeks.

Due diligence review of each of F-star and Spring Bank by the respective counterparty and their respective advisors began in June 2020 and continued throughout July 2020.

On June 24, 2020, the Spring Bank Board held a telephonic meeting in which Spring Bank’s management team provided an update to the Spring Bank Board on recent developments in the strategic combination process. The Spring Bank management team advised the Nominating and Corporate Governance Committee of the Spring Bank Board to consider the two Spring Bank directors that should continue as directors of the combined company.

On June 27, 2020, Spring Bank received a first draft of the Exchange Agreement from F-star.

On June 30, 2020, Spring Bank received a first draft of the STING Agonist CVR Agreement from F-star.

On July 2, 2020, Spring Bank received a first draft of the Voting Agreement from F-star.

Also, on July 2, 2020, Spring Bank provided its comments on the draft Exchange Agreement to F-star.

On July 6, 2020, Spring Bank provided comments on the draft STING Agonist CVR Agreement and the Voting Agreement to F-star.

On July 7, 2020, representatives of Spring Bank, Lowenstein and Mintz had a teleconference to discuss the draft Exchange Agreement.

On July 9, 2020, Spring Bank received a revised draft of the Exchange Agreement and a first draft of a Lock-Up Agreement from F-star. Spring Bank provided to F-star a first draft of Spring Bank’s disclosure schedules.

On July 9, 2020, Mr. Driscoll and Dr. Eliot Forster, F-star’s CEO, spoke by telephone regarding potentially adding a term providing for the payment by F-star of a break-up fee to Spring Bank in the event that the strategic combination did not close as a result of F-star not completing an F-star Pre-Closing Financing resulting in gross proceeds of at least $25 million.

On July 9, 2020, Mr. Driscoll sent an e-mail to Dr. Forster summarizing the terms of a proposal received by Spring Bank from a third party relating to the development of Spring Bank’s STING antagonist program.

On July 10, 2020, Mr. Driscoll and Dr. Forster spoke by telephone regarding the proposal referenced in the prior paragraph.

On July 10, 2020, Spring Bank provided comments on the revised draft of the Exchange Agreement and the draft Lock-up Agreement to F-star and received a revised draft of the STING Agonist CVR Agreement from F-star.

On July 11, 2020, Spring Bank received a memorandum from F-star describing the procedures pursuant to which F-star options and RSUs would be exchanged or otherwise treated in the Exchange and related matters. Spring Bank also received a first draft of the form of Equity Commitment Letter for the Pre-Closing Financing which, based on discussions with proposed investors, indicated that the F-star Pre-Closing Financing would be based on a pre-money valuation for F-star of $45.0 million, and not the $55.0 million indicated in the term sheet.

On July 12, 2020, representatives of Lowenstein and Mintz spoke by telephone to discuss the change in F-star’s pre-money valuation and other matters relating to the Pre-Closing Financing and related matters.

On July 13, 2020, representatives of Ladenburg and Dr. Forster spoke by telephone and agreed that, as provided in the term sheet, F-star’s pre-money valuation for purposes of the exchange ratio formula in the Exchange Agreement would be reduced to the $45.0 million value reflected in the draft form of Equity Commitment Letter, which had the impact of increasing Spring Bank’s stockholders percentage ownership in the combined company.

On July 13, 2020, Spring Bank provided comments on the revised draft of the STING Agonist CVR Agreement to F-star. In addition, Spring Bank received a first draft of the form of Subscription Agreement for the Pre-Closing Financing from F-star. Representatives of Spring Bank, Lowenstein and Mintz also held a teleconference to discuss the draft Exchange Agreement.

On July 14, 2020, the exclusivity period specified in the term sheet was extended to July 20, 2020. Also, on July 14, 2020, representatives of Spring Bank, Lowenstein, Mintz and Millis Reed, F-star’s UK counsel, held a teleconference to discuss the procedures pursuant to which F-star options and RSUs would be exchanged or otherwise treated in the strategic combination and related matters.

Between July 14, 2020 and July 28, 2020, representatives of Spring Bank and F-star exchanged various drafts of the Spring Bank disclosure schedules.

On July 15, 2020, Spring Bank received a revised draft of the form of Lock-Up Agreement and a first draft of the Seller Lock-Up Agreement from F-star.

Between July 15, 2020 and July 16, 2020, representatives of Spring Bank, F-star, Lowenstein and Mintz exchanged various drafts of the Exchange Agreement, the STING Agonist CVR Agreement, the related Lock-Up Agreements and the form of Equity Commitment Letter and discussed the drafts.

On July 16, 2020, representatives of Spring Bank provided materials to the Special Committee, including a summary of the proposed terms of the Exchange Agreement. In addition, Mr. Driscoll provided an e-mail update to the Spring Bank Board regarding the progress of negotiations with F-star.

On July 17, 2020, the Special Committee held a telephonic meeting. Also attending the meeting were representatives of Spring Bank’s management team, Ladenburg, Heyman Enerio and Lowenstein. At the meeting, Mr. Driscoll provided a detailed update on the status of negotiations, the progress F-star was making with respect to the Pre-Closing Financing and related matters. A representative of Lowenstein provided a summary of the terms of the proposed Exchange Agreement. Spring Bank’s management team and professional advisors responded to questions from members of the Special Committee. Following the conclusion of the discussion, the Special Committee authorized Spring Bank’s management team to continue discussions with F-star.

Between July 17, 2020 and July 19, 2020, representatives of Spring Bank, F-star, Lowenstein and Mintz exchanged various drafts of the Exchange Agreement and the STING Agonist CVR Agreement and discussed the drafts.

On July 19, 2020, Spring Bank received a first draft of the F-star disclosure schedules.

Between July 19, 2020 and July 28, 2020, representatives of Spring Bank and F-star exchanged various drafts of the F-star disclosure schedules.

On July 20, 2020, Mr. Driscoll and Dr. Forster spoke by telephone and discussed certain business issues related to the proposed terms of the Exchange. Also, on July 20, 2020, the exclusivity period in the term sheet was extended to July 23, 2020 and Spring Bank received a sample exchange ratio calculation from F-star. In addition, Spring Bank received a revised draft of the Exchange Agreement and related ancillary agreements from F-star. Spring Bank also received a proposed term sheet from F-star relating to a proposed bridge financing F-star was considering.

Between July 20, 2020 and July 23, 2020, representatives of Spring Bank, F-star, Lowenstein and Mintz exchanged various drafts of the Exchange Agreement and the STING Agonist CVR Agreement and discussed the drafts and related matters.

On July 21, 2020, Dr. Forster e-mailed Mr. Driscoll advising him, among other things, that F-star had agreed to lower its pre-money valuation to $35.0 million in its negotiations with investors regarding the Pre-Closing Financing, which had the impact of further increasing Spring Bank’s stockholders’ percentage ownership in the combined company.

On July 21, 2020, Spring Bank provided comments on the revised draft of the Exchange Agreement to F-star reflecting that, in connection with the Pre-Closing Financing, the pre-money valuation of F-star had been further reduced to $35.0 million. Spring Bank also provided to the Spring Bank Board a summary of a proposal under which Spring Bank would provide working capital funding to F-star prior to consummation of the Exchange in lieu of the proposed bridge financing F-star was considering.

On July 21, 2020, the Spring Bank Board met telephonically. Also participating in the telephonic meeting were representatives of Ladenburg and Lowenstein. Mr. Driscoll advised the directors that F-star had lowered its pre-money valuation to $35.0 million as a result of negotiations with potential investors in the Pre-Closing Financing and described the proposal pursuant to which Spring Bank would provide a working capital facility to F-star. Spring Bank’s management team and professional advisors responded to questions from the directors. Following the conclusion of the discussion, the Spring Bank Board authorized Spring Bank’s management team to make the working capital proposal to F-star. Thereafter, Mr. Driscoll sent the working capital proposal to Dr. Forster.

On July 22, 2020, Mr. Driscoll and Dr. Forster spoke by telephone during which Dr. Forster advised Mr. Driscoll that, as a result of an acceleration in the expected timing of third-party collaboration payments, F-star no longer needed to obtain a working capital facility. In addition, Dr. Forster advised Mr. Driscoll that F-star expected to have commitments for $21.5 million in investment prior to the entry into the Exchange Agreement.

Subsequent to this call, on July 22, 2020, representatives of Spring Bank and representatives of F-star discussed the expected timing of certain milestone events and the impact of the potential financing proceeds on the operations of the combined company following the Exchange. Mr. Driscoll provided an update to the Spring Bank Board on these matters.

On July 23, 2020, Mr. Driscoll and Dr. Forster spoke by telephone during which Dr. Forster advised Mr. Driscoll that F-star expected to have commitments for $14.5 million prior to the entry into the Exchange Agreement and expected to be able to raise more after executing the Exchange Agreement.

On July 24, 2020, Spring Bank provided to F-star a redacted summary of terms relating to the proposed development of the Company’s STING antagonist program.

On July 24, 2020, since F-star had not yet obtained commitments for $25.0 million for the Pre-Closing Financing, Spring Bank provided notice to F-star that Spring Bank was exercising its right to terminate the exclusivity provisions of the term sheet effective immediately.

On July 24, 2020, Dr. Forster e-mailed Mr. Driscoll with the terms of a new proposal approved by F-star’s Board of Directors under which F-star would provide Spring Bank stockholders with a second contingent value right relating to Spring Bank’s STING antagonist program. In his e-mail, Dr. Forster stated that the revised documentation for the new proposal would have to be signed by 5:00 p.m. Eastern time on July 26, 2020 and announced before the markets opened in the U.S. on July 27, 2020.

In response to F-star’s proposal, on July 24, 2020, Spring Bank’s management team, with assistance from Spring Bank’s financial and legal advisors, crafted a revised proposal which was described in an e-mail from Ladenburg to the Spring Bank Board, including the members of the Special Committee. Spring Bank’s revised proposal would (i) require F-star to share the risk that it does not raise at least $25.0 million in the Pre-Closing Financing by reducing F-star’s pre-money valuation on a dollar-for-dollar basis for any shortfall in the $25.0 million target, (ii) accept F-star’s proposal to provide a new STING antagonist CVR in addition to the STING Agonist CVR, but require F-star to retain 20% of the value generated from that program, as an incentive for F-star to effectively pursue potential future strategic collaborations for the program, (iii) reduce Spring Bank’s net closing cash target from $17.0 million to $16.0 million based on the new projected timing for closing the proposed Exchange, and (iv) give Spring Bank the right to designate an additional member of the Board of Directors of the combined company, for a total of three members (increased from two members).

On July 25, 2020, the Special Committee met telephonically to consider Spring Bank’s revised proposal. Also participating in the meeting were representatives of the Spring Bank management team, Ladenburg, Heyman Enerio and Lowenstein. Mr. Driscoll explained the revised proposal and the reasoning for the proposed terms. Spring Bank’s management team and representatives of Ladenburg and Lowenstein responded to questions from the members of the Special Committee. Following the conclusion of the discussion and an Executive Session of the Special Committee, the Special Committee authorized Spring Bank’s management team to make the revised proposal to F-star. Thereafter, Mr. Driscoll sent the revised proposal to Dr. Forster, and indicated that if F-star accepted the proposal, Spring Bank would reinstate the exclusivity provision in the term sheet until July 29, 2020 to permit the finalization of definitive documentation reflecting the new terms.

On July 26, 2020, Mr. Driscoll and Dr. Forster spoke by telephone during which Dr. Forster advised Mr. Driscoll that the F-star Board of Directors had met and accepted Spring Bank’s revised proposal.

Also on July 26, 2020, Spring Bank provided a revised draft of the Exchange Agreement and a first draft of the new STING antagonist CVR agreement (the “STING Antagonist CVR Agreement”) and together with the STING Agonist CVR Agreement, the CVR Agreements, to F-star.

Between July 26, 2020 and July 27, 2020, representatives of Spring Bank, F-star, Lowenstein and Mintz exchanged various drafts of the Exchange Agreement and the STING Antagonist CVR Agreement and discussed the drafts and related matters.

On July 27, 2020, representatives of Spring Bank provided a summary of the revised terms of the Exchange Agreement, Ladenburg’s fairness opinion presentation and draft resolutions to the Spring Bank Board.

On July 27, 2020, the Spring Bank Board met telephonically. Also participating in the meeting were representatives of Spring Bank’s management team, Ladenburg and Lowenstein. Ladenburg presented its fairness opinion and analysis and answered questions from the Spring Bank Board. A representative of Lowenstein summarized the terms of the revised terms of the Exchange Agreement. Spring Bank’s management team and representatives of Ladenburg and Lowenstein provided additional details related to the Exchange and responded to questions from the directors. Certain members of the Spring Bank Board acknowledged that for Spring Bank to raise sufficient capital to develop its SB 11285 clinical program and to conduct the necessary IND-enabling activities for its lead STING antagonist development candidate as a stand-alone company, the cost of capital would have been extremely high and the resulting dilution to existing Spring Bank stockholders would have been greater than the dilution resulting from the Exchange. The Spring Bank Board also considered that two equity research analysts from investment banking firms that had previously led important equity financings for Spring Bank had recently ceased providing analyst coverage of Spring Bank. In light of these circumstances, the Spring Bank Board determined that a capital markets financing transaction was not likely to be successful.

Following the conclusion of the discussion, the Spring Bank Board, by unanimous vote, determined that Exchange Agreement, the CVR Agreements and the proposed transactions with F-star were advisable and fair to, and in the best interests of, Spring Bank and its stockholders, approved the Exchange Agreement, the CVR Agreements and related matters, authorized Spring Bank’s management team to finalize, execute and deliver the transaction documents and recommended that Spring Bank stockholders approve the issuance of the shares of Spring Bank common stock as well as approve any other transactions contemplated by the Exchange Agreement. In addition, as recommended by the sole disinterested member of the Nominating and Corporate Governance Committee of the Spring Bank Board, the Spring Bank Board approved David Arkowitz, Todd Brady, M.D., Ph.D. and Pamela Klein, M.D. as the continuing directors of the combined company.

Between July 27, 2020 and July 29, 2020, representatives of Spring Bank, F-star, Lowenstein and Mintz exchanged various drafts of the Exchange Agreement and the STING antagonist CVR Agreement and discussed the drafts and related matters.

On July 28, 2020, Spring Bank received a revised sample exchange ratio calculation and a sample net cash calculation from F-star. Representatives of Spring Bank, Ladenburg and F-star discussed and agreed on sample calculations for the exchange ratio between July 28, 2020 and July 29, 2020.

On July 29, 2020, Spring Bank, F-star and the F-star equity holders executed and delivered the Exchange Agreement, and the entry into the Exchange Agreement was publicly announced.

Spring Bank Reasons for the Exchange

As described above, leading up to the approval of the Exchange Agreement, the Special Committee and the full Spring Bank Board of Directors undertook a comprehensive and thorough process to review and analyze potential strategic combination opportunities to identify an opportunity or transaction partner that would, in the Spring Bank Board’s view, create the most value for the Spring Bank stockholders. In the course of its evaluation of the Exchange Agreement, the Special Committee held numerous meetings, consulted with Spring Bank’s management team, Spring Bank’s internal and outside lawyers and the Special Committee’s financial advisor, reviewed and assessed a significant amount of information, and considered a number of factors. This information was shared on a regular basis with all members of the Spring Bank Board to enable the Spring Bank Board to be fully informed in reaching its final decisions as to whether to authorize the execution and delivery of the Exchange Agreement. The information and factors considered in this evaluation included the following:

•

the Spring Bank Board’s belief that maintaining Spring Bank as an independent stand-alone company involved significant risk and the potential for significant dilution to the Spring Bank stockholders, taking into account Spring Bank’s business, operational and financial status and prospects, including its cash position, the substantially diminished price of the Spring Bank common stock following the termination of the clinical development of Spring Bank’s lead candidate (inarigivir), uncertainty regarding the successful clinical development of Spring Bank’s remaining clinical program, given its early stage of development, and the need to raise significant additional financing for the future development of Spring Bank’s remaining clinical product candidate in a volatile market;

•

the Spring Bank Board’s belief, based in part on the judgment, advice and analysis of Spring Bank senior management with respect to the potential strategic, financial and operational benefits of the Exchange, that F-star’s multiple promising clinical-stage therapeutic programs in the area of immuno-oncology, and the potential for near-term milestones, would result in a greater probability of providing value to Spring Bank’s stockholders than Spring Bank continuing as an independent stand-alone company;

•

that the Spring Bank stockholders could potentially receive significant future payments pursuant to the CVRs in the event of certain business development transactions involving Spring Bank’s STING agonist compound and its STING antagonist program during specified future periods;

•	the Spring Bank Board’s consideration that the combined company would have sufficient cash from the Pre-Closing Financing and cash on hand to enable the combined company to implement its near-term business plans or that Spring Bank stockholders would be compensated for any shortfall in the expected proceeds of the Pre-Closing Financing, and the fact that the combined company would have greater access to the public market to raise additional funds in the future;

•

the Spring Bank Board’s belief that if Spring Bank were to raise sufficient capital to develop Spring Bank’s SB 11285 clinical program and conduct the necessary IND-enabling activities for the lead STING antagonist development candidate as a stand-alone company, the resulting dilution to existing Spring Bank stockholders would have been greater than the dilution resulting from the Exchange;

•

the Spring Bank Board’s consideration of the valuation and business prospects of the other strategic combination candidates involved in its thorough strategic review process, and its collective view that F-star was the most attractive candidate for Spring Bank due to, among other things, F-star’s belief that its tetravalent mAb[2] bispecific antibodies may overcome many of the challenges facing current immuno-oncology therapies, and that F-star’s potential to achieve key milestones over the next two years could enable the combined company to access the public markets for additional financial resources;

•

the Spring Bank Board’s consideration that the combined company will be led by a senior management team from F-star experienced in immuno-oncology clinical drug development under the supervision of an experienced, well-qualified board of directors with representation from each of the current boards of directors of Spring Bank and F-star;

•

the limited amount of available cash that would be remain for distribution to Spring Bank stockholders in a potential dissolution and liquidation of Spring Bank, and the significant risks, costs and length of time involved in such a process; and

•

the Spring Bank Board’s consideration of the financial analysis of Ladenburg and the opinion of Ladenburg delivered to the Spring Bank Board on July 27, 2020, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of the review undertaken by Ladenburg, as set forth in its written opinion, the Acquisition Consideration was fair, from a financial point of view, to Spring Bank stockholders as more fully described below under the caption “The Exchange—Opinion of the Spring Bank Financial Advisor.”

The Spring Bank Board of Directors also reviewed the terms and conditions of the Exchange Agreement and the CVR Agreements, as well as the safeguards and protective provisions included in those documents that were intended to mitigate risks to Spring Bank and its stockholders, including:

•

the sample Exchange Ratio used to establish the number of shares of Spring Bank common stock to be issued to F-star shareholders in the Exchange and presented to the Spring Bank Board was determined based on the relative valuations of the companies (including the anticipated proceeds of the Pre-Closing Financing), and thus the relative percentage ownership of Spring Bank stockholders and F-star shareholders immediately following the completion of the Exchange would be adjusted based on the amount of Spring Bank’s net cash and the actual amount of proceeds raised by F-star in the Pre-Closing Financing;

•

the limited number and nature of the conditions to F-star’s obligation to consummate the Exchange and the limited risk of non-satisfaction of such conditions, as well as the anticipated likelihood that the Exchange will be consummated on a timely basis;

•

the respective rights of, and limitations on, Spring Bank and F-star under the Exchange Agreement to consider certain unsolicited acquisition proposals under certain circumstances, should Spring Bank or F-star receive a superior offer;

•

the reasonableness of the potential termination fee of $2.0 million and related reimbursement of certain transaction expenses of up to $750,000, and the fact that Spring Bank would be entitled to a termination fee of $2.0 million in the event that the Exchange Agreement was terminated if the Pre-Closing Financing did not result in gross proceeds of at least the target amount set forth in the Exchange Agreement;

•

the Voting Agreements, pursuant to which certain directors, officers and certain stockholders of Spring Bank have agreed, solely in their capacity as stockholders of Spring Bank, to vote all of their shares of Spring Bank common stock in favor of the approval of the Exchange Agreement; and

•

the belief that the terms of the Exchange Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Spring Bank Board also considered a variety of risks and other countervailing factors related to entering into the Exchange, including:

•

the $2.0 million termination fee and up to $750,000 in related expense reimbursement obligations payable by Spring Bank to F-star upon the occurrence of certain events and the potential effect of such fees in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Spring Bank stockholders;

•	the substantial expenses to be incurred in connection with the Exchange, including the costs associated with any related litigation;

•	the possible volatility, at least in the short term, of the trading price of Spring Bank common stock resulting from the announcement of the Exchange;

•

the risk that the Exchange might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Exchange or delay or failure to complete the Exchange on the reputation of Spring Bank;

•

the likely detrimental effect on Spring Bank’s cash position, stock price and ability to initiate another strategic process and to successfully complete an alternative transaction should the Exchange not be completed;

•

the risk to Spring Bank’s business, operations and financial results in the event that the Exchange is not consummated, including the diminution of Spring Bank’s cash and the significant challenges associated with the need to raise additional capital through the public or private sale of equity securities;

•	the possibility of disruptive stockholder litigation following announcement of the Exchange;

•

the fact that F-star’s product candidates are still in an early stage of clinical development, and accordingly are subject to the risk that they may not ever be successfully developed into products that can be marketed and sold;

•

the strategic direction of the combined company following the completion of the Exchange, which will be determined by a board of directors to be initially comprised of a majority of the directors designated by F-star; and

•	various other risks associated with the combined company and the Exchange, including those described in the section titled “Risk Factors” in this proxy statement/prospectus.

The foregoing information and factors considered by the Spring Bank Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Spring Bank Board. In view of the wide variety of factors considered in connection with its evaluation of the Exchange and the complexity of these matters, the Spring Bank Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Spring Bank Board may have given different weight to different factors. The Spring Bank Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Spring Bank’s management team, members of the Special Committee and the legal and financial advisors of the Special Committee, and considered the factors overall to be favorable to, and to support, its determination to approve the Exchange Agreement.

F-star Reasons for the Exchange

The following discussion sets forth material factors considered by the F-star Board of Directors in reaching its determination to approve the terms and authorize the execution of the Exchange Agreement for the purpose of implementing the Exchange; however, it may not include all of the factors considered by the F-star Board of Directors. In light of the number and wide variety of factors considered in connection with its evaluation of the Exchange Agreement, the F-star Board of Directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The F-star Board of Directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

In the course of reaching its decision to approve the terms and authorize the execution of the Exchange Agreement for the purpose of implementing the Exchange, the F-star Board of Directors consulted with F-star’s senior management and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•	historical and current information concerning F-star’s business, including its financial performance and condition, operations, management and competitive position;

•

current industry and economic conditions and F-star’s prospects if it were to remain an independent company, including its need to obtain additional financing and the terms on which it would be able to obtain such financing, if at all;

•	the cash resources of the combined company expected to be available at the Closing and the anticipated burn rate of the combined company;

•

the potential for increased access to sources of capital and a broader range of investors to support the development of F-star’s product candidates than it could otherwise obtain if it continued to operate as a privately held company;

•	the potential to provide its current shareholders with greater liquidity by owning stock in a public company;

•	the expectation that the Exchange with Spring Bank would be a more time- and cost-effective means to access capital than other options considered;

•	the expectation that substantially all of F-star employees, particularly its management, will serve in similar roles at the combined company;

•	the terms and conditions of the Exchange Agreement, including, without limitation, the following:

•

the expected relative percentage ownership of Spring Bank’s stockholders and F-star shareholders in the combined company initially at the Closing and the implied valuation of F-star based on Spring Bank’s cash contribution to the combined company;

•	the parties’ representations, warranties and covenants and the conditions to their respective obligations;

•	the limited number and nature of the conditions of the obligation of Spring Bank to consummate the Exchange; and

•

the conclusion of the F-star Board of Directors that the potential termination fee of $2.0 million, less in specified circumstances the reimbursement of certain Exchange fees and expenses incurred in connection with the Exchange of up to $750,000, payable by Spring Bank to F-star, and the potential termination fee of $2.0 million payable by F-star to Spring Bank, and the circumstances when such fees may be payable, were reasonable;

•	the expectation that the Exchange will be treated as a reorganization for U.S. federal income tax purposes;

•	the ability to obtain a Nasdaq listing and the change of the combined company’s name to F-star Therapeutics, Inc., upon the Closing;

•

the Voting Agreements, pursuant to which certain directors, officers and stockholders of Spring Bank have agreed, solely in their capacity as stockholders of Spring Bank to vote all of their shares of Spring Bank common stock in favor of approval of the Exchange Agreement; and

•	the likelihood that the Exchange will be consummated on a timely basis.

F-star Board of Directors also considered a number of uncertainties and risks in its deliberations concerning the Exchange and the other Exchanges contemplated by the Exchange Agreement, including the following:

•	the risk that the potential benefits of the Exchange Agreement may not be realized;

•

the risk that future sales of common stock by existing Spring Bank stockholders may cause the price of Spring Bank common stock to fall, thus reducing the value of the consideration received by F-star shareholders in the Exchange;

•

the $2.0 million termination fee payable by F-star to Spring Bank in the event the Exchange Agreement is terminated by Spring Bank if the Pre-Closing Financing is terminated or does not occur prior to January 29, 2021 and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative Exchange that may be more advantageous to F-star’s shareholders;

•	the price volatility of Spring Bank’s common stock, which may reduce the value of Spring Bank common stock that F-star shareholders will receive upon the Closing;

•	the potential reduction of Spring Bank’s net cash prior to closing;

•	the risk that the Pre-Closing Financing, which is a condition of the Exchange, is not completed;

•	the possibility that Spring Bank could under certain circumstances consider unsolicited acquisition proposals if superior to the Exchange;

•

the possibility that the Exchange might not be completed for a variety of reasons, such as the failure of Spring Bank to obtain the required stockholder vote, and the potential adverse effect on the reputation of F-star and the ability of F-star to obtain financing in the future in the event the Exchange is not completed;

•

the potential effect of the Exchange Agreement, including restrictions on F-star’s ability to solicit alternative Exchanges, in deterring other potential acquirers from proposing an alternative Exchange that may be more advantageous to F-star’s shareholders;

•	the risk that the Exchange might not be consummated in a timely manner or at all;

•	the fact that the representations and warranties in the Exchange Agreement do not survive the Closing and the potential risk of liabilities that may arise post-closing;

•	the expenses to be incurred in connection with the Exchange and related administrative challenges associated with combining the organizations;

•	the additional expenses that F-star’s business will be subject to as a public company following the Closing to which it has not previously been subject; and

•	various other risks associated with the combined company and the Exchange, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus.

The F-star Board of Directors weighed the benefits, advantages and opportunities of a potential Exchange against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the F-star Board of Directors approved the terms and authorized execution of the Exchange Agreement for the purpose of implementing the Exchange.

Opinion of the Spring Bank Financial Advisor

As stated above, pursuant to an engagement letter dated March 20, 2020, the Special Committee retained Ladenburg to act as its financial advisor in connection with Spring Bank’s strategic transaction process and to render the opinion to the Spring Bank Board as to the fairness, from a financial point of view of the Acquisition Consideration (as defined in the Exchange Agreement) to the Spring Bank stockholders. On July 27, 2020, at the request of the Spring Bank Board, Ladenburg rendered the oral opinion, subsequently confirmed by delivery of the written opinion dated July 27, 2020, to the Spring Bank Board, that the Acquisition Consideration was fair, from a financial point of view, to Spring Bank stockholders as of the date of such Opinion and based upon the various assumptions, qualifications and limitations set forth therein.

The full text of the Opinion is attached as Annex B to this proxy statement/prospectus and is incorporated by reference. Spring Bank encourages its stockholders to read the Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Ladenburg. The summary of the Opinion set forth herein is qualified by reference to the full text of the Opinion. Ladenburg provided its opinion for the sole benefit and use by the Spring Bank Board in its consideration of the Exchange. The Opinion is not a recommendation to the Spring Bank Board or to any stockholder as to how to vote with respect to the proposed Exchange or to take any other action in connection with the Exchange or otherwise.

In connection with the Opinion, Ladenburg took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•

Reviewed a draft of the Exchange Agreement dated July 26, 2020, and a draft of the CVR Agreements. Both the Exchange Agreement and the CVR Agreements were the most recent drafts made available to Ladenburg prior to delivery of the Opinion;

•

Reviewed and analyzed certain publicly available financial and other information for each of Spring Bank and F-star, respectively, including equity research on comparable companies and on Spring Bank, and certain other relevant financial and operating data furnished to Ladenburg by the management of each of Spring Bank and F-star, respectively;

•	Reviewed and analyzed certain relevant historical financial and operating data concerning F-star furnished to Ladenburg by the management of F-star;

•	Discussed with certain members of the management of Spring Bank the historical and current business operations, financial condition and prospects of Spring Bank;

•

Reviewed and analyzed certain operating results of F-star as compared to operating results and the reported price and trading histories of certain publicly traded companies that Ladenburg deemed relevant;

•

Reviewed and analyzed certain financial terms of the Exchange Agreement and the CVR Agreements as compared to the publicly available financial terms of certain selected business combinations that Ladenburg deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Ladenburg deemed relevant;

•	Reviewed certain pro forma financial effects of the Exchange; and

•

Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Ladenburg deemed relevant for the purposes of the opinion.

In conducting Ladenburg’s review and arriving at Ladenburg’s opinion, Ladenburg has, with Spring Bank’s consent, assumed and relied, without independent verification or investigation, upon the accuracy and completeness of all financial and other information provided to or discussed with Ladenburg by Spring Bank and F-star, respectively (or their respective employees, representatives or affiliates), or which is publicly available or was otherwise reviewed by Ladenburg. Ladenburg has not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Ladenburg has relied upon, without independent verification, the assessment of Spring Bank management and F-star management as to the viability of, and risks associated with, the current and future products and services of F-star (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, Ladenburg has not conducted, nor has Ladenburg assumed any obligation to conduct, any physical inspection of the properties or facilities of Spring Bank or F-star. Furthermore, Ladenburg has assumed, with Spring Bank’s consent, that there will be no adjustment to the Acquisition Consideration between the date of the Opinion and the date the final Acquisition Consideration is determined. Ladenburg has with

Spring Bank’s consent, relied upon the assumption that all information provided to Ladenburg by Spring Bank and F-star is accurate and complete in all material respects. Ladenburg expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting Ladenburg’s opinion of which Ladenburg becomes aware after the date of the Opinion. Ladenburg has assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Spring Bank or F-star since the date of the last financial statements made available to Ladenburg. Ladenburg has not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Spring Bank or F-star, nor has Ladenburg been furnished with such materials. In addition, Ladenburg has not evaluated the solvency or fair value of Spring Bank or F-star under any state or federal laws relating to bankruptcy, insolvency or similar matters. Ladenburg’s opinion does not address any legal, tax or accounting matters related to the Exchange, as to which Ladenburg has assumed that Spring Bank and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Ladenburg’s opinion addresses only the fairness of the Acquisition Consideration, from a financial point of view, to Spring Bank stockholders. Ladenburg expresses no view as to any other aspect or implication of the Exchange or any other agreement or arrangement entered into in connection with the Exchange. Ladenburg’s opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by Ladenburg on the date the opinion was delivered. It should be understood that although subsequent developments may affect Ladenburg’s opinion, Ladenburg does not have any obligation to update, revise or reaffirm Ladenburg’s opinion, and Ladenburg expressly disclaim any responsibility to do so.

Ladenburg did not assign any value to the right of the Spring Bank stockholders to receive contingent cash payments per the CVR Agreements, given Ladenburg’s determination that any assumptions as to the probability of payment of the CVRs would be too speculative to use in Ladenburg’s analysis of the value of such rights.

In addition, Ladenburg’s opinion assumed a Pre-Closing Financing amount of $25.0 million at a pre-money valuation of F-Star, or the valuation of F-star prior to receiving any proceeds from the Pre-Closing Financing, of $35.0 million, and a valuation of Spring Bank of $38.0 million, which assumptions were provided to Ladenburg by the management of Spring Bank as of the date of the delivery of Ladenburg’s opinion. Ladenburg noted that these items were subject to change based upon factors such as the actual amount raised by F-Star in the Pre-Closing Financing and Spring Bank’s net cash at Closing, but Ladenburg was not asked to, and did not, consider the impact of any such changes to the underlying assumptions at the time of its opinion.

Ladenburg did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or U.S. GAAP that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering Ladenburg’s opinion, Ladenburg has assumed in all respects material to Ladenburg’s analysis, that the representations and warranties of each party contained in the Exchange Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Exchange Agreement and CVR Agreements and that all conditions to the consummation of the Exchange will be satisfied without waiver thereof. Ladenburg has assumed that the final form of the Exchange Agreement and the CVR Agreements will be substantially similar to the last draft reviewed by Ladenburg. Ladenburg has also assumed that all governmental, regulatory and other consents and approvals contemplated by the Exchange Agreement and the CVR Agreements will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Exchange. Ladenburg has assumed that the Exchange will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange and all other applicable federal and state statutes, rules and regulations. Spring Bank informed Ladenburg, and Ladenburg has assumed, that the Exchange is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

It is understood that Ladenburg’s opinion is intended for the benefit and use of the Spring Bank Board in its consideration of the financial terms of the Exchange and, except as set forth in the engagement letter with Spring

Bank, dated as of March 20, 2020 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Ladenburg’s prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that Ladenburg’s opinion may be included in its entirety in any filing related to the Exchange to be filed with the SEC and the proxy statement/prospectus to be mailed to Spring Bank stockholders. Ladenburg’s opinion does not constitute a recommendation to the Spring Bank Board of whether or not to approve the Exchange or to any Spring Bank stockholders or any other person as to how to vote with respect to the Exchange or to take any other action in connection with the Exchange or otherwise. Ladenburg’s opinion does not address Spring Bank’s underlying business decision to proceed with the Exchange or the relative merits of the Exchange compared to other alternatives available to Spring Bank. Ladenburg expressed no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Spring Bank, will trade at any time, including following the announcement or consummation of the Exchange. Ladenburg was not requested to opine as to, and Ladenburg’s opinion did not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Exchange, or any class of such persons, relative to the compensation to be paid to Spring Bank’s stockholders in connection with the Exchange or with respect to the fairness of any such compensation.

The issuance of the opinion was approved by a fairness opinion committee of Ladenburg. The opinion may not be published or otherwise used or referred to, nor shall any public reference to Ladenburg be made, without Ladenburg’s prior written consent.

Principal Financial Analyses

The following is a summary of the principal financial analyses performed by Ladenburg to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Ladenburg performed certain procedures, including each of the financial analyses described below and reviewed with the Spring Bank Board the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Spring Bank and F-star.

Exchange Overview as of the Date of the Opinion

Based upon an estimated Exchange Ratio of 0.5269 at the time of the signing of the Exchange Agreement, it was estimated that at the Closing: (a) the holders of F-star Shares immediately prior to the Exchange (including the holders of securities issued in the estimated $25.0 million Pre-Closing Financing) would hold approximately 61.2% of Spring Bank common stock outstanding immediately prior to the Exchange, and (b) the holders of Spring Bank securities immediately prior to the Exchange would hold approximately 38.8% of Spring Bank common stock outstanding, in each case, subject to adjustment of the Exchange Ratio as set forth in the Exchange Agreement and described herein.

Implied Equity Value

Ladenburg estimated an implied equity value for F-star of approximately $60 million, which was calculated by multiplying 53,031,115 (the shares of F-star outstanding including the holders of securities issued in the Pre-Closing Financing) by $1.13 (the implied price per share of F-star Common Stock). These combined shares represent the assumed F-star shares as of the signing of the Exchange Agreement (on a fully-diluted, as-converted basis and after giving effect to the Pre-Closing Financing).

Implied Total Enterprise Value

For purposes of the Opinion, Ladenburg calculated an implied total enterprise value for F-star of $35.0 million by subtracting an assumed F-star net cash balance of approximately $25.0 million (expected to be raised in the Pre-Closing Financing) from the implied equity value of approximately $60.0 million, which was based on F-star’s projected indebtedness, cash and cash equivalents at closing.

Analysis of Selected Initial Public Offering Transactions

Ladenburg reviewed certain publicly available information for the IPOs of 28 immuno-oncology focused biopharmaceutical companies which have completed an IPO since February 2016 and whose lead product at the time of IPO was in Phase 1 through Phase 1/2 stage of clinical development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to F-star. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. These companies, which are referred to as the “Selected Precedent IPO Companies,” were:

•	Aeglea BioTherapeutics, Inc.

•	Allogene Therapeutics, Inc.

•	ALX Oncology Holdings Inc.

•	AnaptysBio, Inc.

•	Arcus Biosciences, Inc.

•	Autolus Therapeutics plc

•	BeiGene, Ltd.

•	Bicycle Therapeutics plc

•	Corvus Pharmaceuticals, Inc.

•	Cue Biopharma, Inc.

•	Fusion Pharmaceuticals Inc.

•	Harpoon Therapeutics, Inc.

•	IDEAYA Biosciences, Inc.

•	iTeos Therapeutics, Inc.

•	Jounce Therapeutics, Inc.

•	Mersana Therapeutics, Inc.

•	Neon Therapeutics, Inc.

•	NextCure, Inc.

•	ORIC Pharmaceuticals, Inc.

•	Relay Therapeutics, Inc.

•	Replimune Group, Inc.

•	Revolution Medicines, Inc.

•	Surface Oncology, Inc.

•	Sutro Biopharma, Inc.

•	TCR2 Therapeutics Inc.

•	Turning Point Therapeutics, Inc.

•	Zentalis Pharmaceuticals, Inc.

•	Zymeworks Inc.

The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO. The Selected Precedent IPO Companies had total enterprise values between $46.2 million and $1,339 million. Ladenburg derived a median total enterprise value of $249.8 million for the Selected Precedent IPO Companies.

Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for F-star (by adding an estimated $25.0 million in cash at closing), which was $189.2 million to $392.5 million. This compares to F-star’s implied equity value as per the Exchange Agreement of approximately $60.0 million.

Selected Precedent IPO Companies

First Trade Date	Issuer	Enterprise Value ($M)
7/24/2020	iTeos Therapeutics, Inc.	$286.4
7/17/2020	ALX Oncology Holdings Inc.	402.5
7/16/2020	Relay Therapeutics, Inc.	1,002.1
6/26/2020	Fusion Pharmaceuticals Inc.	365.9
4/24/2020	ORIC Pharmaceuticals, Inc.	251.5
4/6/2020	Zentalis Pharmaceuticals, LLC	373.4
2/13/2020	Revolution Medicines, Inc.	593.1
5/29/2019	NextCure, Inc.	118.9
5/24/2019	IDEAYA Biosciences, Inc.	65.8
5/23/2019	Bicycle Therapeutics plc	127.7
4/18/2019	Turning Point Therapeutics, Inc.	266.3
2/15/2019	TCR2 Therapeutics Inc.	165.1
2/8/2019	Harpoon Therapeutics, Inc.	161.5
10/11/2018	Allogene Therapeutics, Inc.	1,339.3
9/27/2018	Sutro Biopharma, Inc.	194.5
7/23/2018	Replimune Group, Inc.	300.5
6/28/2018	Neon Therapeutics, Inc.	289.1
6/22/2018	Autolus Therapeutics plc	372.3
4/20/2018	Surface Oncology, Inc.	242.7
3/16/2018	Arcus Biosciences, Inc.	342.6
12/21/2017	Cue Biopharma, Inc.	48.4
6/29/2017	Mersana Therapeutics, Inc.	176.2
4/28/2017	Zymeworks Inc.	248.1
1/27/2017	Jounce Therapeutics, Inc.	125.4
1/26/2017	AnaptysBio, Inc.	221.1
4/7/2016	Aeglea BioTherapeutics, Inc.	46.2
3/22/2016	Corvus Pharmaceuticals, Inc.	231.5
2/3/2016	BeiGene, Ltd.	570.6

Analysis of Selected Publicly Traded Companies

Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to F-star within the biopharmaceutical industry, Ladenburg selected financial data of 34 publicly traded companies (the “Selected Publicly Traded Companies”). Each of the Selected Publicly Traded Companies had a lead candidate in Phase 1 through Phase 1/2 stage of clinical development and focused on the immuno-oncology space. Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to F-star. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on July 24, 2020. The Selected Publicly Traded Companies were:

•	Advaxis, Inc.

•	Allogene Therapeutics, Inc.

•	ALX Oncology Holdings Inc.

•	Aptevo Therapeutics Inc.

•	Aravive, Inc.

•	Arvinas, Inc.

•	Atreca, Inc.

•	Autolus Therapeutics plc

•	Bicycle Therapeutics plc

•	Black Diamond Therapeutics, Inc.

•	Checkpoint Therapeutics, Inc.

•	Compugen Ltd.

•	Corvus Pharmaceuticals, Inc.

•	Cue Biopharma, Inc.

•	Cyclacel Pharmaceuticals, Inc.

•	Fate Therapeutics, Inc.

•	Fusion Pharmaceuticals Inc.

•	Genocea Biosciences, Inc.

•	Gritstone Oncology, Inc.

•	Harpoon Therapeutics, Inc.

•	IGM Biosciences, Inc.

•	iTeos Therapeutics, Inc.

•	Mersana Therapeutics, Inc.

•	Mustang Bio, Inc.

•	NextCure, Inc.

•	ORIC Pharmaceuticals, Inc.

•	Pieris Pharmaceuticals, Inc.

•	Relay Therapeutics, Inc.

•	Revolution Medicines, Inc.

•	Surface Oncology, Inc.

•	Sutro Biopharma, Inc.

•	TCR2 Therapeutics Inc.

•	Trillium Therapeutics Inc.

•	Zentalis Pharmaceuticals, Inc.

The Selected Publicly Traded Companies had implied total enterprise values between ($6.0) million and $4,635.4 million. Ladenburg derived a median implied total enterprise value of $283.4 million for the Selected Publicly Traded Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for F-star (by adding an estimated $25.0 million in cash at closing), which was $149.7 million to $961.9 million. This compares to F-star’s implied equity value as per the Exchange Agreement of approximately $60.0 million.

Selected Publicly Traded Companies

Company Name	Enterprise Value ($M)
Allogene Therapeutics, Inc.	$4,635.4
Fate Therapeutics, Inc.	2,473.0
Relay Therapeutics, Inc.	2,428.8
IGM Biosciences, Inc.	1,608.2
Arvinas, Inc.	1,302.5
Revolution Medicines, Inc.	1,273.5
Mersana Therapeutics, Inc.	1,183.6
Zentalis Pharmaceuticals, LLC	1,169.8
Compugen Ltd.	968.4
ALX Oncology Holdings Inc.	842.7
Black Diamond Therapeutics, Inc.	622.9
Cue Biopharma, Inc.	528.7
Trillium Therapeutics Inc.	525.8
Autolus Therapeutics plc	511.2
ORIC Pharmaceuticals, Inc.	443.4
Harpoon Therapeutics, Inc.	300.7
TCR2 Therapeutics Inc.	284.0
Atreca, Inc.	282.8
Fusion Pharmaceuticals Inc.	278.0
iTeos Therapeutics, Inc.	255.9
NextCure, Inc.	233.9
Bicycle Therapeutics plc	201.5
Sutro Biopharma, Inc.	171.0
Genocea Biosciences, Inc.	137.3
Surface Oncology, Inc.	135.4
Pieris Pharmaceuticals, Inc.	121.1
Checkpoint Therapeutics, Inc.	105.7
Gritstone Oncology, Inc.	104.7
Corvus Pharmaceuticals, Inc.	99.4
Mustang Bio, Inc.	98.8
Aravive, Inc.	75.4
Aptevo Therapeutics Inc.	17.5
Advaxis, Inc.	15.1
Cyclacel Pharmaceuticals, Inc.	(6.0)

Analysis of Selected Precedent M&A Transactions

Ladenburg reviewed the financial terms, to the extent the information was publicly available, of the 9 most recent qualifying acquisition transactions of companies in the biopharmaceutical industry, which had a lead candidate in Phase 1 through Phase 1/2 stage of clinical development and focused on the immuno-oncology space (the “Selected Precedent M&A Transactions”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to F-star. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies and F-star to which they are being compared. Ladenburg reviewed the total enterprise values of the target companies (including downstream milestone payments). These transactions, including the date each was closed, were as follows below.

The Selected Precedent M&A Transactions had total implied enterprise values between $35.0 million and $4,622.6 million. Ladenburg derived a median total enterprise value of $535.0 million for the Selected Precedent

M&A Transactions. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total enterprise values for F-star (by adding an estimated $25.0 million in cash at closing), which was $394.3 million to $600.0 million. This compares to F-star’s implied equity value as per the Exchange Agreement of approximately $60.0 million.

Selected Precedent M&A Transactions

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
3/2/2020	Forty Seven Inc.	Gilead Sciences Inc.	$4,622.6
12/9/2019	Synthorx Inc.	Sanofi S.A.	2,308.8
5/14/2018	Aurka Pharma Inc.	Eli Lilly and Co.	575.0
9/6/2017	Rigontec GmbH	Merck & Co. Inc.	542.6
11/16/2016	Virttu Biologics Limited	TNK Therapeutics, Inc.	35.0
11/1/2016	Kolltan Pharmaceuticals, Inc.	Celldex Therapeutics, Inc.	369.3
4/5/2016	Cormorant Pharmaceuticals AB	Bristol-Myers Squibb	520.0
1/10/2016	Tensha Therapeutics Inc.	Roche AG	535.0
10/21/2015	Admune Therapeutics LLC	Novartis International AG	258.0

Note Regarding Selected Initial Public Offering Transactions and Selected Precedent M&A Transactions

Based upon F-star’s focus on developing products in the field of immuno-oncology and the stage of development of its product candidates, Ladenburg selected companies for these analyses specifically with a focus on immuno-oncology, with product development pipelines containing product candidates where the most advanced stage of clinical development was Phase 1 or Phase 1/2 at the time of their IPO or M&A transaction, respectively. Companies with pipeline assets in a more advanced stage of development were excluded by Ladenburg from its analysis. While there are no companies that were identical to F-star, Ladenburg determined that, given the similarity in both therapeutic focus and stage of development of the companies in the selected precedent transactions to F-star, these selected precedent companies would be the best benchmarks for valuation. As noted, the valuation ranges were large because Ladenburg applied no other criteria for further elimination. Ladenburg did not exclude any companies meeting the selection criteria from the analysis.

The summary set forth above does not purport to be a complete description of all the analyses performed by Ladenburg. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Ladenburg did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Ladenburg believes, and advised the Spring Bank Board, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying its Opinion. In performing its analyses, Ladenburg made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Spring Bank and F-star. These analyses performed by Ladenburg are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Spring Bank, F-star, Ladenburg or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Ladenburg and its opinion were among several factors taken into consideration by the Spring Bank Board in making its decision to enter into the Exchange Agreement and should not be considered as determinative of such decision.

Ladenburg was selected by the Special Committee of the Spring Bank Board to render an opinion to the Spring Bank Board because Ladenburg is a nationally recognized investment banking firm and because, as part of its investment banking business, Ladenburg is continually engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Ladenburg and its affiliates may trade the equity securities of Spring Bank for its own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date hereof, Ladenburg has not received any fees from Spring Bank, aside from the fees described below. In the two years preceding the date hereof, Ladenburg has not had a relationship with F-star and has not received any fees from F-star. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to Spring Bank and F-star and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

Pursuant to the engagement letter between Ladenburg and Spring Bank as of the time the Exchange Agreement was approved, if the Exchange is consummated, Ladenburg will be entitled to receive a transaction fee of $900,000 payable in cash at the closing of the Exchange. Spring Bank has also paid Ladenburg an initial fee of $150,000 and an Opinion fee of $250,000 upon delivery of its Opinion. Additionally, Spring Bank has agreed to reimburse Ladenburg for its out-of-pocket expenses and has agreed to indemnify Ladenburg against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Ladenburg, which are customary in transactions of this nature, were negotiated at arm’s length between Spring Bank and Ladenburg, and the Special Committee was aware of the arrangement, including the fact that a portion of the fee payable to Ladenburg is contingent upon the completion of the Exchange.

Interests of the Spring Bank Directors and Executive Officers in the Exchange

In considering the recommendation of the Spring Bank Board with respect to the approval of the issuance of shares of Spring Bank common stock as contemplated by the Exchange Agreement, and the other matters to be acted upon by the Spring Bank stockholders at the Special Meeting, the Spring Bank stockholders should be aware that certain members of the Spring Bank Board and executive officers of Spring Bank have interests in the Exchange that may be different from, or in addition to, the interests of the Spring Bank stockholders. These interests relate to or arise from, among other things:

•	severance and retention payments to which certain of Spring Bank’s executive officers will be entitled following completion of the Exchange as a result of termination of employment;

•	the accelerated vesting of certain of the equity awards held by Spring Bank’s executive officers and directors in connection with the completion of the Exchange; and

•	the fact that David Arkowitz, Todd Brady, M.D., Ph.D. and Pamela Klein, M.D., current directors of Spring Bank, will continue as directors of the combined company after the Closing.

The Spring Bank Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Exchange Agreement and the Exchange, and to recommend, as applicable, that the Spring Bank stockholders approve the proposals to be presented to the Spring Bank stockholders for consideration at the Special Meeting as contemplated by this proxy statement/prospectus.

Ownership Interests

As of September 30, 2020, all current directors and executive officers of Spring Bank owned approximately 7.8% of the shares of Spring Bank common stock. The affirmative vote of a majority of the votes cast at the Special Meeting is required for approval of Proposal Nos. 1 and 4 (not counting “abstentions” or “broker non-votes” as votes cast). The affirmative vote of holders of a majority of the outstanding shares of Spring Bank common stock entitled to vote at the Special Meeting is required for approval of Proposal Nos. 2 and 3. Certain Spring Bank officers and directors, and their affiliates, have also entered into Voting Agreements in connection with the Exchange. For a more detailed discussion of the Voting Agreements, see the section titled “Agreements Related to the Exchange—Voting Agreements” in this proxy statement/prospectus, and for more information about the beneficial ownership of Spring Bank’s directors and executive officers, see the section titled “Principal Stockholders of Spring Bank” in this proxy statement/prospectus.

Spring Bank Equity Awards

As of September 30, 2020, Spring Bank’s directors and current executive officers, collectively owned unvested Spring Bank option awards covering 287,528 shares of Spring Bank common stock and vested Spring Bank option awards covering 784,519 shares of Spring Bank common stock. Jonathan Freve and Nezam Afdhal, M.D., former executive officers of Spring Bank during Spring Bank’s fiscal year ending December 31, 2019 did not own any equity awards as of September 30, 2020.

All unvested issued and outstanding Spring Bank options and restricted stock units will be accelerated and vested in full immediately prior to the Closing and, following this acceleration, each option that has not previously been exercised will expire on the date of the Closing. The following table presents certain information, as of September 30, 2020, concerning outstanding Spring Bank equity awards held by Spring Bank’s directors and executive officers. The number of shares of Spring Bank common stock underlying these equity awards and the exercise prices for any issued and outstanding options will be appropriately adjusted to reflect the proposed reverse stock split to be implemented prior to the Closing. As of September 30, 2020, none of the options held by Spring Bank’s directors and executive officers were in-the-money, so no value has been attributed to them.

	Option Awards				Stock Awards
Name	Number of Shares of Spring Bank Common Stock Underlying Unexercised Options (#) Exercisable	Number of Shares of Spring Bank Common Stock Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested ($)(1)
Current Executive Officers
Martin Driscoll	295,047	—	$12.88	8/16/2025	—	—
President and Chief Executive Officer	20,000	—	10.97	5/18/2026	—	—
	73,333	6,667	7.66	2/9/2027	—	—
	53,333	26,667	12.10	1/15/2028	—	—
	20,833	29,167	10.35	1/24/2029	—	—
	—	40,000	1.41	3/5/2030
					100,000	$134,000

Lori Firmani	10,000	—	10.97	5/18/2026	—	—
Vice President of Finance and Treasurer	3,667	333	7.66	2/9/2027	—	—
	2,000	1,000	12.10	1/15/2028	—	—
	2,083	2,917	10.35	1/24/2029	—	—
	—	15,000	1.41	3/5/2030
					65,000	$87,100

R. P. “Kris” Iyer, Ph.D.	12,500	—	$9.28	3/30/2025	—	—
Chief Scientific Officer	5,000	—	10.97	5/18/2026	—	—
	36,667	3,333	7.66	2/9/2027	—	—
	26,667	13,333	12.10	1/15/2028	—	—
	18,750	26,250	10.35	1/24/2029
	—	20,000	1.41	3/5/2030	—	—
					70,000	$93,800
Garrett Winslow, Esq.	36,667	3,333	$7.86	1/3/2027	—	—
General Counsel and Corporate	12,000	6,000	12.10	1/15/2028	—	—
Secretary	14,583	20,417	10.35	1/24/2029	—	—
	—	25,000	1.41	3/5/2030
					75,000	$100,500
Current Directors
Scott Smith	7,639	3,361	$11.34	8/15/2028	—	—
Chairman of the Board	7,500	—	4.62	7/10/2029	—	—
	1,875	5,625	1.60	6/24/2030	—	—

David Arkowitz	10,000	—	$9.28	3/30/2025	—	—
Director	5,500	—	9.05	7/28/2026	—	—
	5,500	—	14.27	6/15/2027	—	—
	5,500	—	13.99	6/18/2028	—	—
	7,500	—	4.62	7/10/2029	—	—
	1,875	5,625	1.60	6/24/2030	—	—

Todd Brady, M.D., Ph.D.	11,000	—	$9.05	7/28/2026	—	—
Director	5,500	—	14.27	6/15/2027	—	—
	5,500	—	13.99	6/18/2028	—	—
	7,500	—	4.62	7/10/2029	—	—
	1,875	5,625	1.60	6/24/2030	—	—

Timothy Clackson, Ph.D.	9,167	1,833	$13.10	3/1/2028	—	—
Director	7,500	—	4.62	7/10/2029	—	—
	1,875	5,625	1.60	6/24/2030	—	—

Kurt Eichler	5,000	—	$12.88	8/20/2025	—	—
Director	5,500	—	9.05	7/28/2026	—	—
	5,500	—	14.27	6/15/2027	—	—
	5,500	—	13.99	6/18/2028	—	—
	7,500	—	4.62	7/10/2029	—	—
	1,875	5,625	1.60	6/24/2030	—	—

Pamela Klein, M.D.	5,833	9,167	4.62	7/10/2029	—	—
Director	1,875	5,625	1.60	6/24/2030	—	—

(1)

The value of any unvested stock awards was determined by multiplying the number of unvested shares subject to the award by $1.34 (the closing market price per share of Spring Bank’s common stock as of September 30, 2020).

Exchange-Related Compensation of Current Executive Officers

As described below, Spring Bank’s executive officers have employment arrangements and retention agreements which provide that these executive officers are eligible to receive certain payments and benefits upon their respective termination of employment without cause or for good reason (each as defined in their respective employment and retention agreements). For purposes of calculating this compensation, Spring Bank has assumed that (i) each current executive officer’s employment will be terminated by Spring Bank without cause or by the executive for good reason upon the Closing, (ii) the Closing occurs prior to March 31, 2021, (iii) Dr. Iyer receives $50,000 as the Iyer Bonus/Retention Amount, and (iv) Mr. Driscoll receives $100,000 as the Driscoll Bonus/Retention Amount. Jonathan Freve and Nezam Afdhal, M.D., former executive officers of Spring Bank, are not entitled to any compensation in connection with the Closing.

	Cash	COBRA Benefits	Total
Martin Driscoll(1)	$656,875	$17,092	$673,967
R.P. “Kris” Iyer, Ph.D.(2)	$428,000	$21,585	$449,585
Lori Firmani(3)	$262,850	$28,081	$290,931
Garrett Winslow(4)	$395,694	$29,121	$424,815

(1)

Pursuant to the employment agreement entered into on August 7, 2015 by and between Spring Bank and Mr. Driscoll, in the event that Mr. Driscoll’s employment is terminated by Spring Bank without cause or by Mr. Driscoll for good reason within one year of a change of control (including as a result of the Exchange), Spring Bank has agreed to continue to pay Mr. Driscoll his then-current base salary (currently $495,000) over a period of 12 months and to pay COBRA continuation premiums on his behalf for medical and dental benefits to him and covered members of his family for a period of up to 12 months. On March 5, 2020, the Spring Bank Board approved a retention arrangement for Mr. Driscoll, which provides that in the event of a termination without cause or a resignation for good reason (including in connection with the Exchange) prior to December 15, 2020, Mr. Driscoll will also be entitled to receive his unpaid retention award of ($61,875). Subject to the approval of the Spring Bank Board, Spring Bank and Mr. Driscoll will enter into a Retention and Bonus Award Agreement pursuant to which Mr. Driscoll would be eligible to receive, in connection with Spring Bank’s entry, prior to the Closing, into an agreement for the sale or license of Spring Bank’s STING antagonist assets, and contingent upon Mr. Driscoll’s continuous employment through the Closing, a one-time, lump sum cash bonus equal to the lesser of (i) 5% of any upfront payment to Spring Bank for the sale or license of Spring Bank’s STING antagonist assets and (ii) $100,000 (the “Driscoll Bonus/Retention Amount”). If Mr. Driscoll’s employment is terminated prior to the Closing without cause or by Mr. Driscoll for good reason and Spring Bank enters into an agreement for the sale or license of its STING antagonist assets prior to the Closing, Mr. Driscoll would be eligible to receive the Driscoll Bonus/Retention Amount. This Driscoll Retention and Bonus Award Agreement would terminate on March 31, 2021 if the Closing had not occurred by March 31, 2021.

(2)

Pursuant to the employment agreement entered into on December 16, 2015 by and between Spring Bank and R.P. “Kris” Iyer, its chief scientific officer, in the event that Dr. Iyer’s employment is terminated by Spring Bank without cause or by Dr. Iyer for good reason within two years of a change of control (including as a result of the Exchange), Spring Bank has agreed to pay a lump sum payment equal to 12 months of his then-current base salary (currently $378,000 per year). On September 9, 2020, Spring Bank and Dr. Iyer entered into a Retention and Bonus Award Agreement pursuant to which Dr. Iyer will be eligible to receive, in connection with Spring Bank’s entry, prior to the Closing, into an agreement for the sale or license of Spring Bank’s STING antagonist assets, and contingent upon Dr. Iyer’s continuous employment through the Closing, a one-time, lump sum cash bonus equal to the lesser of (i) 5% of any upfront payment to Spring Bank for the sale or license of Spring Bank’s

STING antagonist assets and (ii) $50,000 (the “Iyer Bonus/Retention Amount”). If Dr. Iyer’s employment is terminated prior to the Closing without cause or by Dr. Iyer for good reason and Spring Bank enters into an agreement for the sale or license of its STING antagonist assets prior to the Closing, Dr. Iyer will be eligible to receive the Bonus/Retention Amount. This Retention and Bonus Award Agreement will terminate on March 31, 2021 if the Closing has not occurred by March 31, 2021.
(3)

Pursuant to the employment agreement entered into on January 1, 2020 by and between Spring Bank and Lori Firmani, its Vice President of Finance and Treasurer, in the event that Ms. Firmani’s employment is terminated by Spring Bank without cause or by Ms. Firmani for good reason within one year of a change of control (including as a result of the Exchange), Spring Bank has agreed to continue to pay Ms. Firmani her then-current base salary (currently $200,000) over a period of 12 months and to pay COBRA continuation premiums on her behalf for medical benefits to her and covered members of her family for a period of up to 12 months. On March 5, 2020, the Spring Bank Board approved a retention arrangement for Lori Firmani, which provides that in the event of a termination without cause or a resignation for good reason (including in connection with the Exchange) prior to December 15, 2020, Ms. Firmani will be entitled to receive her unpaid retention award ($47,850). In addition, on September 9, 2020, Spring Bank and Ms. Firmani entered into a Retention and Bonus Award Agreement pursuant to which Ms. Firmani will receive a one-time, lump sum cash bonus of $15,000 should Ms. Firmani remain continuously employed with Spring Bank through the Closing and the Closing occurs by March 31, 2021. If Ms. Firmani’s employment with Spring Bank is terminated prior to the Closing without cause or by Ms. Firmani for good reason, Ms. Firmani will be eligible to receive the $15,000 bonus payment. The Retention and Bonus Award Agreement will terminate on March 31, 2021 if the Closing has not occurred by March 31, 2021.

(4)

Pursuant to the employment agreement entered into on November 30, 2016 by and between Spring Bank and Garrett Winslow, its General Counsel and Corporate Secretary, in the event that Mr. Winslow’s employment is terminated by Spring Bank without cause or by Mr. Winslow for good reason within one year of a change of control (including as a result of the Exchange), Spring Bank has agreed to continue to pay Mr. Winslow his then-current base salary (currently $321,600) over a period of 12 months and to pay COBRA continuation premiums on his behalf for medical benefits to him and covered members of his family for a period of up to 12 months. On March 5, 2020, the Spring Bank Board approved a retention arrangement for Mr. Winslow, which provides that in the event of a termination without cause or a resignation for good reason (including in connection with the Exchange) prior to December 15, 2020, Mr. Winslow will be entitled to receive his unpaid retention award ($59,094). In addition, on September 9, 2020, Spring Bank and Mr. Winslow entered into a Retention and Bonus Award Agreement pursuant to which Mr. Winslow will receive a one-time, lump sum cash bonus of $15,000 should Mr. Winslow remain continuously employed with Spring Bank through the Closing and the Closing occurs by March 31, 2021. If Mr. Winslow’s employment with Spring Bank is terminated prior to the Closing without cause or by Mr. Winslow for good reason, Mr. Winslow will be eligible to receive the $15,000 bonus payment. The Retention and Bonus Award Agreement will terminate on March 31, 2021 if the Closing has not occurred by March 31, 2021.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Spring Bank directors and officers under the Exchange Agreement, see the section titled “Indemnification and Insurance” below.

Interests of the F-star Directors and Executive Officers in the Exchange

F-star shareholders should be aware that certain members of the F-star Board of Directors and executive officers of F-star have interests in the Exchange that may be different from, or in addition to, interests they have as F-star shareholders. Certain of F-star’s directors and executive officers currently hold F-star ordinary shares that will be converted into Spring Bank common stock. All of F-star’s executive officers, its employee directors, and some of its non-employee directors have options to purchase F-star ordinary shares that will be converted into and become options to purchase shares of Spring Bank common stock. F-star’s executive officers have restricted stock units and share options that will be converted into and become Spring Ban k restricted stock units. Certain of F-star’s directors and executive officers are expected to become directors and executive officers of the combined company upon the Closing, and all of F-star’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Exchange Agreement.

Ownership Interests

Certain of F-star’s directors and executive officers currently hold F-star ordinary shares. The table below sets forth the anticipated ownership of F-star ordinary shares by F-star’s directors and executive officers immediately prior to the Closing based on their ownership of F-star’s ordinary shares as of September 30, 2020 and also any shares that the individual has the right to acquire within 60 days of September 30, 2020.

Directors and Executive Officers	F-star Share Capital Beneficially Held Immediately Prior to the Closing
Eliot Forster, Ph.D.(1)	348,778
Darlene Deptula-Hicks(2)	101,070
Neil Brewis, Ph.D.(3)	219,036
Louis Kayitalire, M.D.(4)	92,175
Nessan Bermingham, Ph.D.(5)	200,119
Edward Benz, M.D.(6)	32,083
Jean-François Formela, M.D.(7)	—
Deborah Harland, Ph.D.(8)	—
Patrick Krol(9)	—
Geoffrey Race(10)	32,083
Helmut Schuehsler, Ph.D.(11)	—

(1)

Consists of (i) 164,978 ordinary shares, (ii) 27,307 shares issuable upon the exercise of options under the legacy GmbH Scheme exercisable within 60 days of September 30, 2020, and (iii) 156,493 shares issuable upon the exercise of options outstanding under the F-star EIP exercisable within 60 days of September 30, 2020.

(2)	Consists of 101,070 shares issuable upon the exercise of options under the F-star EIP exercisable within 60 days of September 30, 2020.
(3)	Consists of (i) 176,380 ordinary shares, (ii) 20,229 shares issuable upon the exercise of options under the legacy GmbH Scheme, and (iii) 22,427 shares issuable upon the exercise of options.
(4)	Consists of 92,175 shares issuable upon the exercise of options under the F-star EIP exercisable within 60 days of September 30, 2020.
(5)

Consists of 200,119 shares issuable upon the exercise of options under the F-star Therapeutics Limited 2018 Equity Incentive Plan exercisable within 60 days of September 30, 2020. This does not include share capital held by Atlas Venture Fund VII, L.P. or the ordinary shares issuable upon the conversion of the convertible notes held by Atlas Venture Opportunity Fund I, L.P.

(6)	Consists of 32,083 shares issuable upon the exercise of options under the F-star EIP exercisable within 60 days of September 30, 2020.
(7)

This does not include the share capital held by Atlas Venture Fund VII, L.P. or the ordinary shares issuable upon the conversion of the convertible notes held by Atlas Venture Opportunity Fund I., L.P.

(8)

This does not include the shares held by, or the ordinary shares issuable upon the conversion of the convertible notes held by, S.R. One, Limited, an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

(9)	This does not include the share capital held by, or the ordinary shares issuable upon the conversion of the convertible notes held by, Coöperatieve Aescap Venture I, U.A.
(10)	Consists of 32,083 shares issuable upon the exercise of options outstanding under the F-star EIP.
(11)

This does not include the share capital held by, or the ordinary shares issuable upon the conversion of the convertible notes held by, TVM Life Science Ventures VI GmbH & Co. KG and TVM Life Science Ventures VI L.P.

Certain F-star shareholders affiliated with F-star’s directors also currently hold F-star share capital. The table below sets forth the anticipated ownership of F-star ordinary shares by affiliates of F-star’s directors immediately prior to the Closing based on their ownership of F-star share capital as of September 30, 2020 and also any shares that the shareholders affiliated with F-star’s directors have the right to acquire within 60 days of September 30, 2020.

Shareholder Name	F-star Share Capital Held Immediately Prior to the Closing
Entities affiliated with Atlas Venture Fund(1)	8,762,321
Coöperatieve Aescap Venture I, U.A.(2)	4,622,717
Entities affiliated with TVM Life Sciences(3)	3,199,738
MP Healthcare Venture Management Inc.(4)	2,142,028
Merck Ventures B.V.(5)	3,046,254
S.R. One, Limited(6)	5,468,143

(1)

Consists of (i) 103,611 ordinary shares issuable upon conversion of Series Seed Preferred shares held by Atlas Venture Fund VII, L.P., (ii) 313,661 ordinary shares issuable upon conversion of Series A Preferred shares held by Atlas Venture Fund VII, L.P., (iii) 4,693,801 ordinary shares held by Atlas Venture Fund VII, L.P., and (iv) 3,651,248 ordinary shares issuable upon conversion of $4,344,986 of convertible notes, interest calculated as of November 20, 2020 held by Atlas Venture Opportunity Fund I, L.P. Atlas Venture Associates VII, L.P. (“AVA VII LP”) is the sole general partner of Atlas Venture Fund VII, L.P. Atlas Venture Associates VII, Inc. (“AVA VII Inc.”) is the sole general partner of AVA VII LP. Peter Barrett, Bruce Booth, Jeff Fagnan and Jean-Francois Formela are each directors of AVA VII Inc (collectively referred to as “AVA Directors”). Nessan Bermingham, Ph.D., a Venture Partner of Atlas Venture, and Jean-Francois Formela, M.D., a partner of Atlas Venture, are members of F-star’s board of directors. Atlas Venture Associates Opportunity I, L.P. (“AVAO I LP”) is the sole general partner of Atlas Venture Opportunity Fund I, L.P. Atlas Venture Associates Opportunity I, LLC (“AVAO I LLC”) is the sole general partner of AVAO I LP. Bruce Booth, Kevin Bitterman, Jason Rhodes, David Grayzel and Jean-Francois Formela are each members of AVAO I LLC (collectively referred to as “AVAO Members”). Each of AVA VII LP, AVA VII Inc., the AVA Directors, AVAO I LP, AVAO I LLC, the AVA Members and Nessan Bermingham disclaim beneficial ownership of the shares, except to the extent of their proportionate pecuniary interest therein, if any.

(2)

Consists of (i) 302,880 ordinary shares issuable upon conversion of Series A Preferred shares, (ii) 3,407,025 ordinary shares, and (iii) 912,812 ordinary shares issuable upon conversion of $1,086,247 of convertible notes, interest calculated as of November 20, 2020. Hans Bosman, Michiel de Haan and Patrick Krol have a joint voting and investment power of the securities held by Coöperatieve Aescap Venture I, U.A.

(3)

Consists of (i) 130,778 ordinary shares issuable upon conversion of Series A Preferred shares, (ii) 1,471,079 ordinary shares held by TVM Life Science Ventures VI GmbH & Co. KG (“TVM VI”), (iii) 36,254 ordinary shares issuable upon conversion of Series A Preferred shares, (iv) 407,833 ordinary shares held by TVM Life Science Ventures VI L.P. (“TVM VI LP”), (v) 903,684 ordinary shares issuable upon conversion of $1,075,384 of convertible notes held by TVM VI, interest calculated as of November 20, 2020, and (vi) 250,110 ordinary shares issuable upon conversion of $297,632 of convertible notes, interest calculated as of November 20, 2020 held by TVM VI LP. Hubert Birner and Stefan Fischer are members of the investment committee of TVM Life Science Ventures Management VI L.P. (“TVM VI Management”), a special limited partner of each of TVM VI and TVM VI LP, with voting and dispositive power over the shares held by TVM VI and TVM VI LP.

(4)

Consists of (i) 100,353 ordinary shares issuable upon conversion of Series A Preferred shares, (ii) 1,128,863 ordinary shares, and (iii) 912,812 ordinary shares issuable upon conversion of $1,086,247 of convertible notes, interest calculated as of November 20, 2020. Jeffrey B. Moore, DPhil, MBA, President of MP Healthcare Ventures Inc., with approval from the MP Healthcare Venture Management Inc. board of directors, has voting and investment power of the securities held by MP Healthcare Venture Management Inc.

(5)

Consists of (i) 99,653 ordinary shares issuable upon conversion of Series A Preferred shares, (ii) 1,120,977 ordinary shares, and (iii) 1,825,624 ordinary shares issuable upon conversion of $2,172,493 of convertible notes, interest calculated as of November 20, 2020. Merck Ventures B.V. is an affiliate of Merck KGaA, Darmstadt, Germany. Merck Ventures B.V. is a wholly owned subsidiary of Merck B.V. Merck B.V. may be deemed to have sole voting and dispositive power with respect to the shares held by Merck Ventures B.V. Merck Ventures B.V. is a wholly owned indirect subsidiary of Merck KGaA, a publicly traded company (Frankfurt Stock Exchange, DAX 30). Merck KGaA may be deemed to have sole voting and dispositive power with respect to the shares held by Merck Ventures B.V.

(6)

Consists of (i) 148,333 ordinary shares issuable upon conversion of Series A Preferred shares, (ii) 1,668,562 ordinary shares, and (iii) 3,651,248 ordinary shares issuable upon conversion of $4,344,986 of convertible notes, interest calculated as of November 20, 2020. S.R. One, Limited, is an indirect, wholly-owned subsidiary of GlaxoSmithKline plc. GlaxoSmithKline plc has sole voting and investment power of the securities held by S.R. One Limited.

Treatment of F-star Equity Awards

Prior to (and conditional upon and effective as of) the Closing, the Spring Bank Board will cause Spring Bank to assume the F-star EIP, and each holder of Original EIP Options will be granted a Replacement EIP Option, which will be an option to subscribe for or purchase shares of Spring Bank common stock. The vesting schedule and vesting dates applicable to each Replacement EIP Option will be the same as the vesting schedule and vesting dates applicable to the Original EIP Option that it replaces. The aggregate number of shares of Spring Bank common stock issuable on exercise in full of each Replacement EIP Option will be calculated by applying the Exchange Ratio to the number of F-star ordinary shares issuable on exercise in full of the Original EIP Option that it replaces, and rounding the resulting number down to the nearest whole number of shares of Spring Bank common stock. The aggregate exercise price payable to exercise in full each Replacement EIP Option will be the same as the aggregate exercise price payable to exercise in full the Original EIP Option that it replaces; provided, however, that the exercise price with respect to a Replacement EIP Option may be adjusted, as required by the Exchange Agreement, with respect to any option granted to a United States participant under the F-star EIP. Each holder of F-star restricted stock units will be granted a Replacement EIP RSU. Each Replacement EIP RSU will be granted under the Assumed Plan and will be a right to acquire shares of Spring Bank common stock. The number of shares of Spring Bank common stock issuable on vesting in full of each Replacement EIP RSU will be calculated by applying the Exchange Ratio to the number of F-star ordinary shares issuable on vesting in full of the Original EIP RSU that it replaces, and rounding the resulting number down to the nearest whole number of shares of Spring Bank common stock. The Replacement EIP RSUs and the Replacement EIP Options with respect to Original EIP Options granted to United States participants will be subject to the same terms and conditions as the Original EIP RSUs and Original EIP Options, respectively (except to the extent such terms are rendered inoperative as a result of the transactions contemplated by the Exchange Agreement), and will not provide holders of the Replacement EIP Options or Replacement EIP RSUs with any additional benefits that the holders did not have under their Original EIP Options or Original EIP RSUs. The F-star Board of Directors will offer the holders of Original EIP Options the choice to exchange their options for Replacement EIP Options and the holders of Original EIP RSUs the choice to exchange their RSUs for Replacement EIP RSUs on the terms set forth in the Exchange Agreement, as described above. If any holder of Original EIP Options that is an “EMI Option” (as defined in the rules of the F-star EIP), fails to accept the offer to exchange, the portion of their Original EIP Options that will be unvested as at the Closing will lapse immediately in accordance with the rules of the F-star EIP, and upon exercise of any portion of their Original EIP Options that will be bested as at the Closing, F-star will immediately exercise its right to procure the compulsory purchase of F-star ordinary shares. If any holder of an Original EIP RSU does not accept the offer to exchange, upon the vesting of such RSU, F-star will immediately exercise its right to procure the compulsory purchase of F-star ordinary shares in accordance with the articles of association of F-star.

Prior to the Closing, holders of F-star Legacy Options will be notified by the F-star Board of Directors that they may exercise their F-star Legacy Options conditional upon and effective at the Closing. If a holder of any F-star Legacy Option fails to exercise such options, such unexercised F-star Legacy Option will cease to be exercisable effective upon the Closing and will lapse six months following the Closing. If a holder of an F-star

Legacy Option elects to exercise such option and agrees to be bound by the Share Exchange Agreement, he or she will exchange the shares acquired on exercise of his or her F-star Legacy Option on the terms of the Share Exchange Agreement. If a holder of an F-star Legacy Option elects to exercise such option but does not agree to be bound by the Share Exchange Agreement, upon the exercise of such F-star Legacy Option, F-star will immediately exercise its right to procure the compulsory purchase of F-star ordinary shares issued upon such exercise.

The following table presents certain information concerning the outstanding F-star options and restricted stock units held by F-star’s directors and current executive officers, as of September 30, 2020 and also any shares that the optionholder has the right to acquire within 60 days of September 30, 2020:

Optionholder Name	Grant Date	Expiration Date	Exercise Price	Number of F-star Ordinary Shares Underlying Options or RSUs as of September 30, 2020	Number of F-star Ordinary Shares Underlying Options or RSUs Vested as of 60 Days from September 30, 2020
Eliot Forster, Ph.D.	10/1/2018	—	GBP 0.00017006	50,571	27,307
	10/1/2018	—	GBP 0.01	289,803	156,493
	7/1/2020	—	GBP 0.01	2,030,000	—

Darlene Deptula-Hicks	5/1/2019	—	USD 1.87	252,676	101,070
	7/1/2020	—	—	235,000	—

Neil Brewis, Ph.D.	11/2/2015	—	GBP 0.00042514	20,229	20,229
	5/7/2019	—	GBP 0.01	56,068	22,427
	7/1/2020	—	GBP 0.01	625,000	—

Louis Kayitalire, M.D.	6/17/2019	—	USD 1.87	242,569	92,175
	7/1/2020	—	—	235,000	—

Nessan Bermingham, Ph.D.(1)	4/1/2018	—	GBP 0.01	303,211	200,119
	7/1/2020	—	—	150,000	—

Edward Benz, M.D.	12/18/2019	—	USD 1.61	35,000	32,083

Geoffrey Race	12/18/2019	—	GBP 0.01	35,000	32,083

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the F-star directors and officers under the Exchange Agreement, see the section titled “ —Indemnification and Insurance” below.

Management Following the Exchange

As described elsewhere in this proxy statement/prospectus, including in the section titled “Management Following the Exchange,” certain of F-star’s directors and executive officers are expected to become the directors and executive officers of Spring Bank upon the Closing.

Indemnification and Insurance

Under the Exchange Agreement and subject to applicable law, from the Closing through the sixth anniversary of the date of Closing, each of Spring Bank and the combined company will indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Exchange Agreement, or who becomes prior to the Closing, a director or officer of Spring Bank or F-star, respectively, against all costs incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Spring Bank or F-star, whether asserted or claimed prior to, at or after the Closing, in each case, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations, provided that such officer or director acted in good faith and in a manner such party reasonable believed to be in or not opposed to the best interest of Spring Bank or the combined company, as applicable, and, with respect to any criminal proceeding, such officer or director had no reasonable cause to believe such conducted was unlawful; provided, further, that, if applicable law so provides, no indemnification against such costs will be made in respect of any claim, issue or matter in such proceeding as to which the director or officer will have been adjudged to be liable to Spring Bank or the combined company unless and to the extent that the Court of Chancery of the State of Delaware will determine that such indemnification may be made. Subject to applicable law, each such director and officer will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Spring Bank and the combined company, jointly and severally, upon receipt by Spring Bank or the combined company from such director or officer of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Spring Bank or the combined company, as applicable, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

From and after the Closing, (i) the combined company will fulfill and honor in all respects the obligations of F-star to each person who is or has served as a director or officer of F-star as of immediately prior to the Closing pursuant to any indemnification provisions under the F-star certificate of incorporation or F-star bylaws and pursuant to any indemnification agreements between F-star and such directors and officers, with respect to claims arising out of matters occurring at or prior to the Closing (ii) Spring Bank will fulfill and honor in all respects the obligations of Spring Bank to each person who is or has served as a director or officer of Spring Bank as of immediately prior to the Closing pursuant to any indemnification provisions under Spring Bank’s amended and restated certificate of incorporation or Spring Bank’s bylaws and pursuant to any indemnification agreements between Spring Bank and such directors and officers that were in effect prior to the date of the Exchange Agreement, with respect to claims arising out of matters occurring at or prior to the Closing.

The Exchange Agreement also provides that Spring Bank will maintain directors’ and officers’ liability insurance policies commencing at the Closing, on commercially available terms and conditions with coverage limits customary for U.S. public companies similar situated to Spring Bank. In addition, Spring Bank will purchase, prior to the Closing, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Spring Bank’s existing directors’ and officers’ insurance policies and Spring Bank’s existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six years from and after the Closing.

Additionally, F-star will obtain run-off “tail” endorsements to its current directors’ and officers’ insurance policies (or runoff or “tail” policies of at least the same coverage containing terms and conditions no less advantageous to the current and all former directors and officers of F-star) with respect to acts or failures to act prior to the Closing. Spring Bank will (at F- star’s expense) maintain products liability and human clinical trial liability insurance policies for Spring Bank and its subsidiaries with an effective date as of the Closing, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Spring Bank, and providing coverage for bodily injury or property damage caused by Spring Bank or its subsidiaries’ products, including bodily injury or property damage occurring in connection with human clinical trials, anywhere in the world. In addition, prior to the Closing, Spring Bank will purchase and fully pre-pay (at F-star’s expense) a “tail” endorsement to Spring Bank’s existing global products liability and human clinical trial liability insurance policy that provides a six-year extended reporting period from and after the Closing for claims for alleged bodily injury or property damage that occurred prior to the Closing in connection with any of the Acquiring Companies’ (as defined in the Exchange Agreement) products, including any alleged bodily injury or property damage occurring in connection with human clinical trials (the “Clinical Trial Tail”). In the event the Clinical Trial Tail is not available to be purchased from the Spring Bank’s existing global products liability and human clinical trial liability insurer, then Spring Bank will obtain and fully pre-pay (at F-star’s expense) the premium for products liability and human clinical trial liability insurance which would be the equivalent of the Clinical Trial Tail with coverage that is substantially equivalent to and in any event not less favorable than Spring Bank’s current existing products liability and human clinical trial liability insurance and which cannot be cancelled for any reason.

From and after the Closing, Spring Bank will pay all expenses, including reasonable attorneys’ fees, that are incurred by indemnified persons in connection with their successful enforcement of the rights provided to such persons in the Exchange Agreement. The director and officer indemnification provisions of the Exchange Agreement are intended to be in addition to the rights otherwise available to the current and former officers and directors of Spring Bank and F-star by law, charter, statute, bylaw or agreement, and will operate for the benefit of, and will be enforceable by, each of such indemnified persons, their heirs and their representatives.

In the event Spring Bank or the combined company or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Spring Bank or the combined company, as the case may be, will succeed to the indemnification obligations set forth in the Exchange Agreement. Spring Bank will cause the combined company to perform all of the director and officer indemnification obligations of the combined company under the Exchange Agreement.

Form of the Exchange

The Exchange Agreement provides that at the Closing, Spring Bank will acquire the entire issued and outstanding share capital of F-star.

After completion of the Exchange and upon approval of Proposal No. 3 to effect the Spring Bank Name Change, the combined company will take the name “F-star Therapeutics, Inc.” and expects to trade on the Nasdaq Capital Market under the symbol “FSTX”.

Exchange Consideration and Adjustment

At the Closing, each outstanding ordinary share of F-star will be sold to Spring Bank in exchange for a number of shares of Spring Bank common stock determined by the Exchange Ratio formula set forth in the Exchange Agreement, subject to certain adjustment and to account for the anticipated Reverse Stock Split. Immediately following the Closing and assuming an Exchange Ratio of 0.4277 (which assumes that Spring Bank will have net cash of $13.0 million at Closing, that F-star raises $15.0 million in the Pre-Closing Financing and that the Closing occurs on or about November 20, 2020), the holders of F-star’s share capital (including all F-star shares issued in connection with the F-star Note Conversion and the F-star Pre-Closing Financing) are expected to own approximately 52.5% of the outstanding capital stock of the combined company. Based on the assumptions above, the Spring Bank securityholders are expected to own approximately 47.5% of the combined company, subject to adjustment in certain circumstances as described below.

Immediately prior to the Closing, in the F-star Share Conversion, all of the issued and outstanding Seed Preference Shares and Series A Preference Shares of F-star will convert into ordinary shares of F-star, and, in the F-star Note Conversion, all outstanding F-star convertible loan notes will convert into ordinary shares of F-star The F-star Share Conversion and the F-star Note Conversion are referred to herein, collectively, as the “Conversions.”

The Exchange Ratio is calculated based on the total number of shares of Spring Bank and F-star deemed to be outstanding immediately prior to the Closing and each of Spring Bank’s and F-star’s respective valuations.

Spring Bank’s outstanding shares will be the total number of shares of Spring Bank common stock outstanding immediately prior to the Closing expressed on a fully-diluted basis and calculated using the treasury stock method, assuming, without limitation or duplication, (a) the exercise of each Spring Bank option outstanding and unexercised immediately prior to the Closing that has an exercise price less than or equal to the then current trading price for shares of Spring Bank common stock (i.e., “in-the-money” options), excluding any portion thereof which cannot become vested or exercisable or will otherwise not be outstanding immediately after the Closing; and (b) the exercise of each Spring Bank warrant outstanding and unexercised immediately prior to the Closing that has an exercise price less than or equal to the then current trading price for shares of Spring Bank common stock (i.e., “in-the-money” warrants) and will be outstanding immediately after the

Closing, subject to certain exceptions for Spring Bank warrants to purchase 250,000 shares of common stock that are exercisable at $2.08 per share.

F-star’s outstanding shares will be the total number of F-star ordinary shares outstanding immediately prior to the Closing expressed on a fully-diluted basis and calculated using the treasury stock method, assuming, without limitation or duplication, (i) the Conversions, (ii) the exercise of all F-star options outstanding as of immediately prior to the Closing, (iii) the issuance of F-star ordinary shares upon the vesting of all F-star restricted stock units outstanding as of immediately prior to the Closing, (iv) the consummation of the Pre-Closing Financing and the issuance of F-star ordinary shares pursuant to the Pre-Closing Financing Agreements (as defined in the Exchange Agreement), and (v) the issuance of F-star ordinary shares in respect of all other options, warrants or rights to receive F-star ordinary shares that will be outstanding immediately prior to the Closing.

As of the date of the Exchange Agreement, Spring Bank’s valuation was determined to be $38 million, which amount is subject to adjustment in the event that Spring Bank’s net cash as of immediately prior to the Closing is less than $15.0 million or greater than $17.0 million, in which case, Spring Bank’s valuation would be decreased or increased, respectively, on a dollar-for-dollar basis by the amount Spring Bank’s actual net cash is less than $15.0 million or greater than $17.0 million, respectively. If the Closing occurs after September 30, 2020, the $15.0 million and $17.0 million thresholds will each be reduced by $250,000 on October 30, 2020 and on the last day of each 30-day period thereafter until the Closing occurs. The assumed valuations and Exchange Ratio are likely to change, and the parties currently expect the Closing to occur on or about November 20, 2020.

F-star’s valuation is the sum of the lesser of the pre-money valuation attributed to F-star for purposes of the Pre-Closing Financing and $35.0 million, minus the amount, if any, by which $25.0 million exceeds the aggregate subscription amount for which F-star has received executed equity commitment letters as of the 10th day preceding the Special Meeting, plus the proceeds actually received by F-star in the Pre-Closing Financing.

The Exchange Ratio is calculated based on the respective allocation percentages for Spring Bank and F-star. Spring Bank’s allocation percentage is the quotient of Spring Bank’s valuation, as adjusted as described above, divided by the Aggregate Valuation. F-star’s allocation percentage is the quotient of F-star’s valuation, as adjusted as described above, divided by the Aggregate Valuation.

The Pre-Closing Financing

Concurrently with the execution of the Exchange Agreement, certain existing investors of F-star, pursuant to binding equity commitment letters by and between each investor and F-star, agreed to subscribe in a private placement of ordinary shares as of immediately prior to the Closing (the “Pre-Closing Financing”). The Pre-Closing Financing is expected to be completed in accordance with Regulation D as promulgated under the Securities Act. As of October 16, 2020, F-star had received commitments from investors to purchase $15 million of ordinary shares of F-star in the Pre-Closing Financing, including commitments to purchase, approximately $9.8 million in ordinary shares of F-star from certain of F-star’s executive officers, directors and principal stockholders. F-star may continue to seek additional commitments in the Pre-Closing Financing until 11:59 p.m., Eastern time on the 10th day prior to the Special Meeting. Ordinary shares of F-star issued in the Pre-Closing Financing will be exchanged for shares of Spring Bank common stock at the Exchange Ratio in the Exchange. See the section titled “The Exchange—Interests of F-star Directors and Executive Officers in the Exchange” in this proxy statement/prospectus.

Determination of Spring Bank’s Net Cash

For purposes of determining the Exchange Ratio, Spring Bank’s net cash will be calculated as of the close of business on the last day before the anticipated closing date as follows:

Spring Bank’s cash and cash equivalents and marketable securities

A. Plus:

•	in the event Spring Bank enters into a definitive agreement for a proposed transaction for Spring Bank’s STING antagonist program on or prior to the Closing, an amount equal to any upfront payments that, as of the Closing, are earned by Spring Bank, such amount not to exceed $2.0 million;

•	certain prepaid expenses and deposits, up to an aggregate amount of $2.0 million and subject to certain limitations; and

•

expenses paid, or liabilities incurred, by Spring Bank or any of its subsidiaries prior to the Closing that are approved in writing to be paid to Spring Bank or any of its subsidiaries pursuant to any directors’ and officers’ insurance policies in excess of the deductible thereunder.

B. Minus:

•	all accounts payable and accrued expenses and any other current and long-term liabilities of Spring Bank or any of its subsidiaries;

•	any reserves for legal settlements, except to the extent such amounts are covered by insurance policies;

•

the cash cost of any unpaid change of control payments or severance, termination or similar payments or obligations, including any COBRA-related obligations, that are or become due to any current or former employee, director or independent contractor of Spring Bank or any of its subsidiaries before or after the Closing;

•	any outstanding lease obligations, as calculated in accordance with the Exchange Agreement;

•

any payments to be made by Spring Bank or any of its subsidiaries in connection with the termination of any existing contract and to wind down all clinical trial programs of Spring Bank or any of its subsidiaries, other than Spring Bank’s ongoing Phase 1a/1b, multicenter, open-label, non-randomized, dose-escalation, and cohort expansion study examining SB 11285 administered as an IV infusion in patients with advanced solid tumors, referred to herein as the STING trial; and

•	all accrued and unpaid taxes of Spring Bank and its subsidiaries.

C. Plus or Minus:

•	the net amount of any transaction expense reimbursement owed to, or transaction expense payment owed by Spring Bank pursuant to the Exchange Agreement.

Spring Bank’s net cash will not be reduced by any of the following:

•	certain reimbursable costs or expenses of Spring Bank in connection with the performance of Spring Bank’s obligation related the Approved Development Transaction (as defined below);

•	any payments to holders of any Spring Bank’s 2016 warrants that elect to receive the Black-Scholes value of such warrants pursuant to their terms;

•

any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any potential or actual security holder litigation arising or resulting from the Exchange including all amounts paid or payable up to the retention amount of any insurance policy that covers or may cover such costs or expenses and amounts not covered by any such insurance policy;

•	any costs or expenses of Spring Bank in connection with Spring Bank’s completion of the STING Trial; or

•	any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any exercise of appraisal rights by Spring Bank stockholders in connection with the Exchange.

In no event may Spring Bank’s net cash exceed an amount equal to the sum of (i) $17,840,000 plus (ii) the excess, if any, of the amount of gross proceeds from the Pre-Closing Financing in excess of $14.5 million. In the event that Spring Bank’s net cash would exceed the limit described above, Spring Bank is required to pay the amount of such excess as a cash dividend to the holders of Spring Bank common stock immediately prior to the Closing.

Illustrative Examples of Exchange Ratio Calculations

For illustrative purposes only, the examples presented below calculate the Exchange Ratio under various Spring Bank net cash and Pre-Closing Financing scenarios. These examples have assumed: (i) the Closing occurs on November 20, 2020, (ii) 17,987,202 Spring Bank outstanding shares (which includes 17,267,202 issued and outstanding shares of Spring Bank common stock and 720,000 shares of Spring Bank common stock subject to stock awards, each as of September 30, 2020) and (iii) 23,491,578 F-star outstanding shares. For the purposes of this illustration, it is assumed that no Spring Bank options will be net exercised for shares of Spring Bank common stock. The table below also does not reflect the effectiveness of the Reverse Stock Split.

Pre-Closing Financing Gross Proceeds	Spring Bank Net Cash	Exchange Ratio	Post-Exchange Ownership by Spring Bank Securityholders	Post-Exchange Ownership of F-star Securityholders
$15,000,000	$12,000,000	0.4399	46.8%	53.2%
$15,000,000	$13,000,000	0.4277	47.5%	52.5%
$15,000,000	$14,000,000	0.4162	48.2%	51.8%

No fractional shares of Spring Bank common stock will be issuable pursuant to the Exchange. Instead, each ordinary share of F-star will be sold to Spring Bank in exchange for a number of shares of Spring Bank common stock, based on the Exchange Ratio, rounded down to the nearest whole share of Spring Bank common stock after aggregating all fractional shares issuable to each Seller on a holder by holder basis.

The Exchange Agreement does not include a stock price-based termination right, and there will be no adjustment to the total number of shares of Spring Bank common stock that the holders of F-star share capital will be entitled to receive at Closing for changes in the market price of Spring Bank common stock. Accordingly, the market value of the shares of Spring Bank common stock issued pursuant to the Exchange will depend on the market value of the shares of Spring Bank common stock at Closing, and could vary significantly from the market value of Spring Bank common stock on the date of this proxy statement/prospectus. Further, these example Exchange Ratios will vary depending on the amount of Spring Bank net cash at Closing, the timing of Closing, the actual ratio of the Reverse Stock Split, amounts raised in the Pre-Closing Financing and the terms thereof, and as further set forth in the Exchange Agreement.

Procedures for Exchanging F-star Share Certificates

The Exchange Agreement provides that, on or prior to the Closing, Spring Bank will deposit with Spring Bank’s exchange agent stock certificates or uncertificated book entries representing the shares of Spring Bank common stock issuable to the holders of F-star shares in the Exchange. Upon surrender of a duly executed stock transfer form in favor of Spring Bank and the F-star share certificate(s) in respect of the F-star shares to which such stock transfer form relates (or an indemnity for lost certificates) for exchange to Spring Bank’s exchange agent, together with such other documents as the exchange agent or Spring Bank may reasonably require, the F-star share certificate surrendered will be cancelled and the holder of the F-star share certificate(s) will be entitled to receive a certificate (or book entry) representing the number of whole shares of Spring Bank common stock that such holder has the right to receive pursuant to the provisions of the Exchange Agreement.

Closing of the Exchange

The Exchange Agreement requires the parties to consummate the Exchange as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Exchange contained in the Exchange Agreement are satisfied or waived, including the approval by the Spring Bank stockholders of the issuance of Spring Bank common stock, the amendment to the certificate of incorporation of Spring Bank effecting the Reverse Stock Split, the amendment to the certificate of incorporation of Spring Bank effecting the Spring Bank Name Change and the other transactions proposed under the Exchange Agreement, other than those conditions that by their nature are to be satisfied at the Closing. Neither Spring Bank nor F-star can predict the exact timing of the consummation of the Exchange, although the parties anticipate that it will occur on or about November 20, 2020.

Regulatory Approvals

In the United States, Spring Bank must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Spring Bank common stock and the filing of this proxy statement/prospectus with the SEC.

Material U.S. Federal Income Tax Consequences of the Exchange To U.S. Holders

The following is a general summary of the material U.S. federal income tax consequences of the Exchange to U.S. Holders (as defined below) of F-star and Spring Bank. This discussion does not purport to be a complete analysis of all potential tax consequences of the Exchange. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or differing interpretation could affect the continuing validity of this discussion. Neither F-star nor Spring Bank has sought or intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position regarding the U.S. federal income tax consequences of the Exchange contrary to those discussed below.

This discussion is limited to U.S. Holders that hold their shares of F-star or Spring Bank as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be applicable to a particular F-star or Spring Bank stockholder or to F-star or Spring Bank stockholders that are subject to special treatment under U.S. federal income tax laws, such as:

•	shareholders that are not U.S. Holders;

•	financial institutions;

•	investors in pass-through entities, including (but not limited to) partnerships or limited liability companies treated as partnerships for tax purposes;

•	insurance companies;

•	tax-exempt organizations;

•	pension plans;

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	regulated investment companies or real estate investment trusts;

•	brokers or dealers in securities or currencies;

•	certain expatriates or persons whose functional currency is not the U.S. dollar;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Spring Bank common stock or F-star shares as part of a straddle, hedge, constructive sale, synthetic security or other integrated investment, or conversion transaction;

•	persons that received Spring Bank common stock or F-star shares upon the conversion of a convertible note or any other convertible instrument;

•	persons who own 10% or more of the voting power of F-star and who are considered “United States Shareholders” of a “controlled foreign corporation” with respect to F-star; and

•	U.S. Holders that acquired their shares of Spring Bank common stock or F-star shares through the exercise of an employee stock option or otherwise as compensation.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the Exchange, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

If a partnership or other entity taxed as a partnership holds F-star shares or Spring Bank common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the Exchange to them.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of F-star shares or Spring Bank common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

•

a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE EXCHANGE. THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER.

U.S. Federal Income Tax Treatment of the Exchange

Spring Bank and F-star intend to treat the Exchange as constituting a reorganization within the meaning of Section 368(a)(1)(B) of the Code (a “B-Reorganization”). However, it is uncertain whether the Exchange constitutes a B-Reorganization.

In order for the Exchange to qualify as a B-Reorganization, several conditions must be satisfied, including that Spring Bank (or a corporation “controlled” by Spring Bank, within the meaning of Section 368(c) of the Code) must acquire, solely in exchange for voting stock of Spring Bank, shares of F-star so that immediately after such exchange the acquiring corporation has “control” of F-star (within the meaning of Section 368(c) of the Code). In this regard, the United States Supreme Court has held that the “solely for voting stock” test is to be strictly construed and the test does not permit any consideration other than voting stock to be paid by the acquiring corporation.

In connection with the Exchange, holders of certain F-star share options and warrants that were issued to employees and others performing services for F-star, or F-star stock-based awards, will receive an offer to exchange their F-star stock-based awards for options exercisable for Spring Bank common stock, or substituted Spring Bank options. In the context of a reorganization, a substitution of compensatory stock options is generally not considered in determining whether the acquiring corporation obtains “control” of the acquired corporation “solely for voting stock” if the substituted stock options have the same terms as the relinquished options and no additional benefits inure to the option holders upon substitution of the options.

Relying on a United States Supreme Court decision in Commissioner v. Court Holding Company, 324 U.S. 331 (1945), which held that the substance of a transaction and not its form will determine the federal income tax consequences of the transaction, the IRS held in Revenue Ruling 82-150 that, in certain situations, stock options should be treated as stock if the option holder has assumed the risks of an investor in equity. If the per share strike price at which a compensatory stock option is granted is set far enough below the fair market value per share of the underlying stock at the time the option is granted, the option holder may be considered to have acquired an interest in the equity of the option issuer and to therefore be exposed to the risks of an investor in equity. It is not clear, however, at what point the strike price of a stock option will be treated as sufficiently low such that the grantee will be treated as exposed to the risks of an investor in equity and the stock option will be treated as stock. If the F-star stock-based awards are treated as stock, they must be acquired “solely for voting stock” of Spring Bank for the Exchange to constitute a B-Reorganization.

If the F-star stock-based awards are treated as stock and must be acquired “solely for voting stock” of Spring Bank, there is a question as to whether the substituted Spring Bank options would also be treated as stock and a further question as to whether the substituted Spring Bank options would be treated as voting stock. In Revenue Ruling 71-83, the IRS determined that stock that does not presently have voting rights but is convertible into stock with voting rights is not voting stock. The fact that the holders of the substituted Spring Bank options would acquire voting rights only upon their exercise may cause the stock to be nonvoting under the principles of Revenue Ruling 71-83. On the other hand, if the substituted Spring Bank options are treated as stock, the conversion may be deemed to have occurred such that the stock should be treated as voting stock.

On July 14, 2020, F-star issued stock option and restricted stock awards to its personnel utilizing for these purposes a strike price based on an appraisal of the fair market value its shares prepared by a qualified independent third-party valuation firm dated as of June 15, 2020. At the date on which such F-star stock-based awards were made, discussions between F-star and Spring Bank were ongoing, but the ultimate outcome of the discussions, including whether the Exchange Agreement would be negotiated to completion and entered into, remained uncertain. F-star obtained a confirmation from the qualified independent third-party valuation firm that the June 15, 2020 issued valuation still properly reflects the fair market value of its shares that underlie the July stock-based awards.

Because of the circumstances surrounding the issuance of certain F-star stock-based awards and timing of the underlying valuation used in connection thereof as well as lack of sufficient authoritative guidance in the Code and Treasury Regulations and from the IRS and courts as to the circumstances in which the F-star stock-based awards would be treated as stock and the Spring Bank substituted options would be treated as voting stock, it is uncertain whether the “solely for voting stock” test is met in the Exchange and, as a result, whether control of F-star is acquired in exchange solely for Spring Bank voting stock in the Exchange. Consequently, whether the Exchange constitutes a B-Reorganization is uncertain.

Material U.S. Federal Income Tax Consequences of the Exchange to U.S. Holders of F-star

If the Exchange constitutes a B-Reorganization, subject to the “passive foreign investment company” (“PFIC”) discussion below, the following federal income tax treatment would apply to a U.S. Holder of F-star shares who exchanges F-star shares for Spring Bank stock in the Exchange:

(i)	no gain or loss would be recognized upon the U.S. Holder’s receipt of Spring Bank common stock in exchange for the U.S. Holder’s ordinary shares of F-star;

(ii)	the U.S. Holder’s tax basis of the shares of Spring Bank common stock received would be the same as the tax basis of the U.S. Holder’s ordinary shares of F-star exchanged therefor; and

(iii)	the holding period of the Spring Bank common stock in the hands of the U.S. Holder would include the holding period of the U.S. Holder’s ordinary shares of F-star exchanged therefor.

If, however, the Exchange does not constitute a B-Reorganization, the following federal income tax treatment would apply for a U.S. Holder of F-star shares:

(i)

the U.S. Holder would recognize gain or loss equal to the difference, if any, between the fair market value (as of the closing of the Exchange) of the shares of Spring Bank common stock received pursuant to the Exchange and the U.S. Holder’s tax basis in the ordinary shares of F-star surrendered in exchange therefor;

(ii)	the tax basis of the shares of Spring Bank common stock received by the F-star shareholders would be the fair market value (as of the closing of the Exchange) of such shares; and

(iii)	the holding period of the Spring Bank common stock in the hands of the F-star shareholders would commence on the day following the closing date of the Exchange.

Any gain or loss recognized would be capital gain or loss if the ordinary shares of F-star were a capital asset in the hands of the shareholder and would be long-term capital gain or loss if held by such shareholder for more than one year. In general, the federal income tax rates applicable to long-term capital gains and ordinary income (including short-term capital gains) of taxpayers that are individuals may differ, while for corporations capital gains and ordinary income are generally taxed at the same rate. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

A corporation will generally be treated as a PFIC for U.S. federal income tax purpose for any taxable year in which, after taking into account the income and assets of such Corporation and any subsidiaries which are at least 25% owned, either (i) at least 75% of its gross income consists of certain types of passive income (such as dividends, interest, rents, royalties and the excess of gains over losses from the disposition of assets which produce passive income) or (ii) at least 50% of the average quarterly value of its assets consists of assets that produce, or are held to produce, passive income. For purposes of this determination, rents and gains from real estate may be considered active income, and the real estate may be considered an active asset, where the lessor regularly performs active and substantial management and operational functions through its own officers and employees, and certain additional requirements are met. F-star believes that it is not currently a PFIC and was not a PFIC in prior years, however, the determination of whether F-star is or was a PFIC is uncertain as it depends on the particular facts and circumstances (such as the valuation of F-star’s assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Accordingly, no assurance can be provided as to the current or prior treatment of F-star as a PFIC. If F-star is currently a PFIC, or was treated as a PFIC during the period in which a U.S. Holder held F-star shares, special rules may apply. U.S. Holders of F-star shares should consult their tax advisors regarding the potential U.S. federal income tax consequences of the Exchange to them if F-star is or was treated as a PFIC.

Material U.S. Federal Income Tax Consequences of the Exchange to U.S. Holders of Spring Bank

There are no material U.S. federal income tax consequences of the Exchange to U.S. Holders of Spring Bank common stock.

Material U.K. Income Tax Consequences of the Exchange

The summary set out below is based on current United Kingdom (“UK”) tax law and HM Revenue and Customs (“HMRC”) practice (which may not be binding on HMRC) as of the date of this proxy statement/prospectus, both of which are subject to change, possibly with retrospective effect.

This information should apply only to shareholders resident and, in the case of an individual, domiciled for tax purposes in the UK, who currently are the beneficial owners of F-star shares as an investment and for whom the F-star shares constitutes employment related securities.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under UK tax law. Each holder of F-star share capital should consult with their tax advisor for a full understanding of the tax consequences of the Exchange to that stockholder.

Spring Bank and F-star intend the Exchange to qualify as a UK tax free reorganization. Subject to certain conditions, the Capital Gains Tax (“CGT”) legislation in Section 135 TCGA 1992 provides that F-star shares exchanged for Spring Bank Shares may be treated for UK tax residents as a reorganization of the original holding such that the Spring Bank Shares may be treated as if they were the original F-star stockholding and there should be no disposal for CGT purposes as a result of such reorganization.

The conditions of Section 135 TCGA 1992 are:

•	Spring Bank will hold more than 25% of the original share capital of F-star; and

•

The exchange of securities takes place for bona fide commercial reasons and does not form part of a scheme or arrangements, of which the main purpose, or one of the main purposes is the avoidance of liability to CGT (Section 137 TCGA 1992).

Advance clearance from HMRC under Section 138 TCGA 1992 that the bona fide commercial reasons test applies has been received. It should be noted that this test should only be relevant in the case of stockholders who (together with persons connected with them) currently hold more than 5% of F-star shares.

Advance clearance has also been obtained from HMRC under Section 701 ITA 2007 and Section 748 CTA 2010 that the main purpose, or one of the main purposes, of the Exchange is not to obtain an income tax or corporation tax advantage for UK individual or corporate stockholders, so that the transactions in securities rules should not apply to recharacterize the Exchange into a taxable event from the perspective of such individuals or corporates.

In the event that the conditions of Section 135 TCGA 1992 are not met, the Exchange is a chargeable event under the provisions of the CGT legislation. Each UK stockholder of F-star share capital will generally recognize a chargeable gain or loss on the receipt of shares of Spring Bank common stock issued to such holder of F-star share capital.

Information Reporting Requirements

If the Exchange constitutes a B-Reorganization, certain U.S. Holders that receive Spring Bank common stock in the Exchange will be required to file statements with their U.S. federal income tax returns setting forth their basis in the F-star shares surrendered and the fair market value of the consideration received in the Exchange, and to retain permanent records of the facts relating to the Exchange. U.S. Holders are urged to consult their tax advisors to comply with these rules.

THE DISCUSSION SET FORTH ABOVE IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS.

ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. EACH F-STAR SHAREHOLDER AND SPRING BANK STOCKHOLDER SHOULD DIRECTLY CONSULT AN INDEPENDENT TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTION TO HIM, HER, OR IT INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

Nasdaq Capital Market Listing

Spring Bank common stock is currently listed on the Nasdaq Capital Market under the symbol “SBPH”. Spring Bank has agreed to use commercially reasonable efforts to maintain its existing listing on the Nasdaq Capital Market, and to obtain approval for listing on the Nasdaq Capital Market of the shares of Spring Bank common stock that holders of F-star share capital will be entitled to receive pursuant to the Exchange. In addition, under the Exchange Agreement, each party’s obligation to complete the Exchange is subject to the satisfaction or waiver by each of the parties, at or prior to the Closing, of various conditions, including that shares of Spring Bank common stock to be issued in the Exchange to be approved for listing on the Nasdaq Capital Market as of the Closing.

Spring Bank intends to file an initial listing application with the Nasdaq Capital Market pursuant to Nasdaq’s rules for companies conducting a business combination that results in a change of control. If this application is accepted, Spring Bank anticipates that its common stock will be listed on the Nasdaq Capital Market following the Closing under the trading symbol “FSTX”.

Anticipated Accounting Treatment

The Exchange will be recorded as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, “Business Combinations.” U.S. GAAP requires that one of the two companies in a merger be designated as the acquirer for accounting purposes based on evidence available. F-star will be treated as the acquiring entity for accounting purposes. In identifying F-star as the acquiring entity for accounting purposes, F-star and Spring Bank took into account factors such as, but not limited to, the anticipated voting rights of all equity instruments following the Exchange, the intended corporate governance structure of the combined company, composition of senior management, and the relative size of each of the companies. No single factor was the sole determinant in the overall conclusion that F-star has been designated as the acquirer for accounting purposes, rather all factors were considered in arriving at such conclusion.

Management of F-star and Spring Bank have determined a preliminary estimate of the purchase price calculated as described in Note 2 to the unaudited pro forma condensed combined financial statements. The net tangible assets acquired and liabilities assumed of Spring Bank in connection with the Exchange are recorded at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and any other studies and calculations deemed necessary that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the Exchange, will be based on the actual net tangible assets of Spring Bank that exist as of the date of completion of the Exchange.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, the stockholders of Spring Bank do not have appraisal rights in connection with the issuance of shares of F-star common stock pursuant to the Exchange Agreement and the resulting change of control of F-star. F-star shareholders generally do not have appraisal rights under English law.

Strategic Advisory Fee

Pursuant to a February 14, 2020 engagement letter between F-star and a strategic advisor engaged to act as F-star’s strategic advisor in connection with a potential transaction or transactions, if the Share Exchange is consummated, the strategic advisor will be entitled to receive a transaction fee of up to $1.0 million. Additionally, F-star has agreed to reimburse the strategic advisor for its out-of-pocket expenses up to a maximum of $100,000 in the aggregate. F-star has also agreed to indemnify the strategic advisor against certain liabilities, which are customary in transactions of this nature.

THE EXCHANGE AGREEMENT

The following is a summary of the material terms of the Exchange Agreement. A copy of the Exchange Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Exchange Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Spring Bank or F-star. The following description does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement. You should refer to the full text of the Exchange Agreement for details of the Exchange and the terms and conditions of the Exchange Agreement. Capitalized terms used but not otherwise defined will have the respective meanings ascribed to such terms in the Exchange Agreement.

The Exchange Agreement contains representations and warranties that Spring Bank, on the one hand, and F-star and the holders of F-star shares and notes convertible into F-star shares who are parties to the Exchange Agreement, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Exchange Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by Spring Bank and F-star pursuant to the Exchange Agreement. While Spring Bank and F-star do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Exchange Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about any of the parties to the Exchange Agreement, because they were made as of specific dates, may be intended merely as a risk allocation mechanism among the parties and are modified by the disclosure schedules.

General

Under the Exchange Agreement, at the Closing, Spring Bank will acquire all of the issued and outstanding share capital of F-star (including all F-star ordinary shares issued upon the conversion of F-star’s Seed Preference Shares and Series A Preference Shares of F-star, referred to herein as the F-star Share Conversion, and upon the conversion of all outstanding F-star convertible loan notes, referred to herein as the F-star Note Conversion), and, after giving effect to the Exchange, F-star will continue as a wholly-owned subsidiary of Spring Bank. Spring Bank and F-star intend to treat the Exchange as constituting a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (a “B-Reorganization”). As further described in the section titled “The Exchange—Material U.S. Federal Income Tax Consequences of the Exchange to U.S. Holders” in this proxy statement/prospectus, whether the Exchange constitutes a B-Reorganization is uncertain. Please review the information in the above referenced section of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the Exchange.

Exchange Consideration and Potential Adjustment

See the sections titled “The Exchange—Exchange Consideration and Adjustment,” “The Exchange—The Pre-Closing Financing” and “The Exchange—Determination of Spring Bank’s Net Cash” for a discussion relating to the consideration to be transferred in the Exchange under the Exchange Agreement and how any adjustments will be made at the Closing.

Treatment of Spring Bank Options and Restricted Stock Units

Prior to the Closing, the Spring Bank Board will take all actions necessary and appropriate to provide that all unvested issued and outstanding Spring Bank options will be accelerated and vested in full immediately prior to the Closing and, following this acceleration, each option that has not previously been exercised will expire on the date of the Closing.

Prior to the Closing, the Spring Bank Board will take all actions necessary and appropriate to provide that all performance and other conditions to the lapsing of restrictions on each outstanding Spring Bank restricted stock unit, whether vested or unvested, will be deemed to be satisfied as of immediately prior to the Closing.

Treatment of F-star Options and F-star Restricted Stock Units

Prior to (and conditional upon and effective as of) the Closing, the Spring Bank Board will assume the F-star EIP. Immediately after the Closing, each holder of outstanding Original EIP Options will be granted, in exchange for the holder’s Original EIP Option, a Replacement EIP Option, which will be an option to subscribe for or purchase shares of Spring Bank common stock. The vesting schedule applicable to each Replacement EIP Option will be the same as the vesting schedule applicable to the Original EIP Option that it replaces. The number of shares of Spring Bank common stock issuable on exercise in full of each Replacement EIP Option will be calculated by applying the Exchange Ratio to the number of F-star ordinary shares issuable on exercise in full of the Original EIP Option that it replaces, and rounding the resulting number down to the nearest whole number of shares of Spring Bank common stock. The aggregate exercise price payable to exercise in full of each Replacement EIP Option will be the same as the aggregate exercise price payable to exercise in full of the Original EIP Option that it replaces; provided, however, that the exercise price with respect to a Replacement EIP Option may be adjusted, as required by the Exchange Agreement, with respect to any option granted to a United States participant under the F-star EIP.

Each holder of outstanding Original EIP RSUs will, immediately after the Closing and in exchange for the holder’s Original EIP RSU, be granted a Replacement EIP RSU. Each Replacement EIP RSU will be granted under the Assumed Plan and will be a right to acquire shares of Spring Bank common stock. The number of shares of Spring Bank common stock issuable on vesting in full of each Replacement EIP RSU will be calculated by applying the Exchange Ratio to the number of F-star ordinary shares issuable on vesting in full of the Original EIP RSU that it replaces, and rounding the resulting number down to the nearest whole number of shares of Spring Bank common stock.

The Replacement EIP RSUs and Replacement EIP Options will be subject to the same terms and conditions as the Original EIP RSUs and Original EIP Options, respectively (except to the extent such terms are rendered inoperative as a result of the transactions contemplated by the Exchange Agreement), and will not provide holders of the Replacement EIP Options or Replacement EIP RSUs with any additional benefits that the holders did not have under their Original EIP Options or Original EIP RSUs. Similarly, the grant of Replacement EIP Options in exchange for the release of Original EIP Options shall be effected in such manner as shall meet the requirements of Part 6 of Schedule 5 to ITEPA 2003 so as to ensure that each Replacement EIP Option shall qualify as “Replacement Options” under the said Part 6 of Schedule 5 to ITEPA 2003.

Pursuant to the terms of the F-star EIP, the holders of Original EIP Options will be offered the choice to exchange their options for Replacement EIP Options, and the holders of Original EIP RSUs will be offered the choice to exchange their RSUs for Replacement EIP RSUs. If any holder of Original EIP Options that is an “EMI Option,” as defined in the F-star EIP, does not accept the exchange offer, the portion of their Original EIP Options that are unvested as of the Closing will immediately lapse in accordance with the rules of the F-star EIP. If any holder of an Original EIP RSU does not accept the exchange offer, upon the vesting of such RSU, F-star will immediately exercise its right to purchase the issued F-star ordinary shares in accordance with the articles of association of F-star.

Prior to the Closing, each holder of F-star Legacy Options will be notified by the F-star Board of Directors that they may exercise their F-star Legacy Options conditional upon and effective at the Closing. If a holder of F-star Legacy Option fails to exercise such options, any unexercised F-star Legacy Options will cease to be exercisable effective upon the Closing and will terminate six months following the Closing. If a holder of any F-star Legacy Options fails to accept the offer to exercise its F-star Legacy Option, upon the exercise of such F-star Legacy Option, F-star will immediately exercise its right to purchase the F-star ordinary shares issued upon such exercise in accordance with the articles of association of F-star.

Directors and Officers of Spring Bank Following the Exchange

Pursuant to the Exchange Agreement, all of the directors of Spring Bank, other than David Arkowitz, Todd Brady, M.D., Ph.D. and Pamela Klein, M.D., will resign immediately prior to the Closing. David Arkowitz, Todd Brady, M.D., Ph.D. and Pamela Klein, M.D. will then elect, effective as of immediately following the Closing, five designees selected by F-star, namely Nessan Bermingham, Ph.D., who will be the Chairman, and Eliot Forster, Ph.D., Edward Benz, M.D., Geoffrey Race and Patrick Krol. It is anticipated that the executive officers of Spring Bank upon the Closing will be Eliot Forster, Ph.D., Chief Executive Officer, Darlene Deptula-Hicks, Chief Financial Officer, Neil Brewis, Ph.D., Chief Scientific Officer, and Louis Kayitalire, M.D., Chief Medical Officer.

Amendments to the Amended and Restated Certificate of Incorporation of Spring Bank

In addition to the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement and the resulting change of control, stockholders of record of Spring Bank common stock on the record date for the Special Meeting will be asked to approve and adopt amendments to the amended and restated certificate of incorporation of Spring Bank effecting the Reverse Stock Split and the Spring Bank Name Change. The matters to be acted on by Spring Bank stockholders are collectively referred to herein as the “Company Stockholder Approval Matters.”

Conditions to the Completion of the Exchange

Each party’s obligation to complete the Exchange is subject to the satisfaction (or waiver) at or prior to the Closing of various conditions, which include the following:

•

no temporary restraining order, preliminary or permanent injunction or other order preventing the Closing shall have been issued by ant court of competent jurisdiction and remain in effect and no statute, rule, regulation or order shall be enacted, entered, enforced or deemed applicable to the Exchange, which makes the consummation of the Exchange illegal;

•	the stockholders of Spring Bank must have approved the Company Stockholder Approval Matters;

•

the registration statement of which this proxy statement/prospectus forms a part must be effective and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for such purpose shall have been initiated by the SEC;

•

prior to the conclusion of the Special Meeting, the SEC shall not have issued an order suspending the use of this proxy statement/prospectus, and no proceeding in respect of the proxy statement/prospectus shall have been initiated by the SEC;

•	the shares of Spring Bank common stock to be issued in the Exchange to be approved for listing on Nasdaq, subject to consummation of the Exchange and official notice of issuance; and

•	all foreign antitrust approvals, to the extent applicable, shall have been obtained.

In addition, the obligation of F-star and the F-star shareholders to complete the Exchange is further subject to the satisfaction of the following conditions:

•

the representations and warranties of Spring Bank with respect to organization and qualification and charter documents, capital structure, and authority, non-contravention and approvals (other than, with respect to capital structure, inaccuracies that are de minimis, individually or in the aggregate), must be true and correct on the date of the Exchange Agreement and on the date of the Closing in all respects as if made on date of the Closing date or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

all other representations and warranties of Spring Bank, must be true and correct on the date of the Exchange Agreement and on the date of Closing date in all respects as if made on the date of Closing or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct (disregarding all qualifications or limitations as to “materiality,” “Spring Bank Material Adverse Effect” and words of similar import) has not had, individually or in the aggregate, a Spring Bank

Material Adverse Effect, as described in the section “Exchange Agreement—Representations and Warranties”;

•

Spring Bank must have performed or complied with in all material respects all agreements and covenants in the Exchange Agreement required to be performed or complied with by it on or prior to the Closing;

•	Since the date of the Exchange Agreement, no Spring Bank Material Adverse Effect shall have occurred and be continuing, as described in the section “Exchange Agreement—Representations and Warranties”;

•	Spring Bank must have delivered certain certificates and other documents required under the Exchange Agreement for the Closing;

•

Spring Bank must have delivered to F-star written resignations of the officers and directors of Spring Bank that are not continuing as officers and directors of the combined company following the Exchange and must have caused the board of directors of the combined company to be constituted as agreed to by Spring Bank and F-star effective as of the Closing;

•

F-star must have received lock-up agreements from each director and executive officer of Spring Bank, each of whom has already executed and delivered such agreements to F-star, and such lock-up agreements must be in full force and effect;

•	no delisting or suspension in trading of Spring Bank common stock on Nasdaq shall be in effect as of the Closing;

•

Certain contracts of Spring Bank must have been terminated, or, to the extent such contracts have not been terminated as of the Closing, notice of termination shall have been given under such contracts (with any monetary liabilities resulting from such termination being accounted for in the calculation of Spring Bank’s net cash); and

•	the Reverse Stock Split must have been effected.

In addition, the obligation of Spring Bank to complete the Exchange is further subject to the satisfaction of the following conditions:

•

the representations and warranties of F-star with respect to organization and qualification and charter documents, capital structure, authority, non-contravention and approvals, employee benefit plans and ownership of Spring Bank common stock (other than, with respect to capital structure, inaccuracies that are de minimis, individually or in the aggregate) must be true and correct on the date of the Exchange Agreement and on the date of Closing in all respects as if made on the date of Closing or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the representations and warranties of the F-star shareholders with respect to the ownership of the F-star shares and F-star loan notes and authority and non-contravention (other than, with respect to ownership, inaccuracies that are de minimis, individually or in the aggregate) must be true and correct on the date of the Exchange Agreement and on the date of Closing in all respects as if made on the date of Closing or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

all other representations and warranties of F-star and the F-star shareholders must be true and correct on the date of the Exchange Agreement and on the date of Closing date in all respects as if made on the date of Closing or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct (disregarding all qualifications or limitations as to “materiality,” “F-star Material Adverse Effect” and words of similar import) has not had, individually or in the aggregate, an F-star Material Adverse Effect, as described in the section “Exchange Agreement—Representations and Warranties”;

•

F-star and the F-star shareholders must have performed or complied with in all material respects all agreements and covenants in the Exchange Agreement required to be performed or complied with by them on or prior to the Closing;

•	the Pre-Closing Financing must have occurred in accordance with the terms of the equity commitment letters and subscription agreements entered into in connection therewith;

•	since the date of the Exchange Agreement, no F-star Material Adverse Effect shall have occurred and be continuing, as described in the section “Exchange Agreement—Representations and Warranties”;

•	F-star must have delivered certain certificates and other documents required under the Exchange Agreement for the Closing;

•

the F-star shareholders must have delivered to the Exchange Agent share certificates representing all of the issued F-star ordinary shares, together with appropriate transfer documents effecting the transfer of all of the F-star ordinary shares to Spring Bank;

•	F-star must have executed and delivered an allocation certificate to Spring Bank;

•	the Conversions must have occurred; and

•

Spring Bank must have received lock-up agreements from each director and executive officer of F-star, and each F-star shareholder affiliated with a director or executive officer of F-star, each of whom has already executed and delivered such agreements to Spring Bank, and such lock-up agreements, together with other lock-up agreements obtained after the date of the Exchange Agreement and received by Spring Bank must be in full force and effect.

Representations and Warranties

The Exchange Agreement contains customary representations and warranties for a transaction of this type relating to, among other things, with respect to:

F-star and Spring Bank:

•	corporate organization and qualification and similar corporate matters;

•	capitalization

•	authority to enter into the Exchange Agreement and related agreements, enforceability;

•	noncontravention with organizational documents and legal requirements;

•	required third-party consents, approvals, notices and filings;

•	financial statements;

•	liabilities;

•	material changes or events;

•	tax matters;

•	intellectual property;

•	compliance with legal and regulatory requirements;

•	legal proceedings and orders;

•	broker’s, finder’s or other fees or commissions in connection with the Exchange;

•	employee and labor matters and benefit plans;

•	title to assets, real property and leaseholds;

•	environmental matters;

•	material contracts and the validity and absence of breach of such contracts;

•	books and records;

•	insurance;

•	government contracts;

•	transactions with certain related parties; and

•	the inapplicability of state takeover statutes and Section 203 of the DGCL.

Spring Bank:

•	the documents filed with the SEC and the accuracy of information contained in those documents;

•	Spring Bank’s code of ethics;

•	the opinion of Spring Bank’s financial advisor, Ladenburg;

•	shell company status; and

•	bank accounts and accounts receivable.

F-star:

•	ownership of Spring Bank capital stock; and

•	Pre-Closing Financing.

Holders of F-star shares or convertible loan notes:

•	ownership of F-star shares and convertible loan notes;

•	authority to enter into the Exchange Agreement and related agreements, enforceability;

•	tax matters;

•	accuracy of certain information; and

•	ownership of Spring Bank capital stock.

The representations and warranties are, in many respects, qualified by materiality and knowledge and other similar qualifications. The representations and warranties of the parties to the Exchange Agreement will not survive the Closing, but their accuracy forms the basis of one of the conditions to the obligations of Spring Bank and F-star to complete the Closing. The representations and warranties have been made for the benefit of the other parties to the Exchange Agreement and may be intended not as statements of fact but rather as a way of allocating risk among the parties if a representation or warranty proves not to be true. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by Spring Bank and F-star in connection with signing the Exchange Agreement. Also, the representations and warranties are subject to the materiality standard described in the Exchange Agreement, which may differ from what may customarily be viewed as material, cannot be the basis for any claims under the Exchange Agreement after termination of the Exchange Agreement and were made only as of the date of the Exchange Agreement or other date specified in the Exchange Agreement.

As noted above, significant portions of the representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Exchange Agreement, a “Material Adverse Effect” means an event, development, circumstance, change, effect or occurrence, that, considered together with all other events, developments, circumstances, changes, effects and occurrences, has, or, with respect to Spring Bank, is reasonably expected to have, a material adverse effect on (a) the ability of Spring Bank, F-star or the holders of shares or convertible loan notes of F-star to consummate the Exchange or perform their respective covenants or obligations under the Exchange Agreement or (b) the business, financial condition, operations or results of operations of Spring Bank or F-star, as applicable, and their respective subsidiaries, taken as a whole, except that none of the following, as they apply to Spring Bank, F-star and their respective subsidiaries, shall be taken into account in determining whether there has been a Material Adverse Effect:

Spring Bank and F-star

•

conditions generally affecting the industries in which F-star or Spring Bank participates or the United States or global economy or capital markets as a whole, to the extent they do not have a disproportionate impact on F-star or Spring Bank or any of their respective subsidiaries, taken as a whole, relative to other companies in the industry in which they operate;

•	any failure by F-star or Spring Bank or their respective subsidiaries to meet its estimates or expectations of its development programs, internal or analyst (in the case of Spring Bank) projections or forecasts or third party revenue or earnings predictions (but any event, development, circumstance, change, effect or occurrence causing or contributing to such failures may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred).

•	the execution, delivery, announcement or performance of the obligations under the Exchange Agreement or the announcement, pendency or anticipated Closing;

•

natural disasters or acts of terrorism, sabotage, military action or war or any escalation or worsening thereof, or any viruses, pandemics, epidemic or other outbreak of illness or public health event, or any spread or worsening thereof, or any other event, development, circumstance, change, effect or occurrence that may be considered a force majeure event; or

•

changes in U.S. GAAP or International Financial Reporting Standards (“IFRS”) (with respect to F-star) or applicable legal requirements (or, in each case, the interpretation thereof) to the extent they do not disproportionately impact F-star or Spring Bank or any of their respective subsidiaries, taken as a whole, relative to other companies in the industry in which they operate;

•

the taking of any action, or the failure to take any action by F-star or Spring Bank or their respective subsidiaries, that is required or reasonably necessary to comply with the terms of the Exchange Agreement or the taking of any action permitted by the Exchange Agreement;

•

changes in or affecting research and development, clinical trials or other drug development activities (including the failure to obtain positive results from clinical trials, the occurrence of adverse events or serious adverse events in any clinical trial, development activities or favorable responses from any applicable governmental body) conducted by or on behalf of F-star or Spring Bank or their respective subsidiaries or licensees in respect of F-star’s or Spring Bank’s products or product candidates (but any effect of any such adverse event or serious adverse event in any clinical trial (taking into account the intended patient population and phase of dose escalation of such clinical trial) on F-star or Spring Bank, as applicable, may be taken into account in determining whether a Material Adverse Effect has occurred);

•	any rejection or non-acceptance by a governmental body of a registration or filing by F-star or Spring Bank relating to any intellectual property rights of F-star or Spring Bank, as applicable; or

•

regulatory approval of, or regulatory action or announcement with respect to, any product, or product candidates, of a third party that are similar to, or expected to compete against, any of F-star or Spring Bank product candidates.

Spring Bank

•

changes in the trading price or trading volume of Spring Bank common stock (but any event, development, circumstance, change, effect or occurrence causing or contributing to such changes may constitute a Spring Bank Material Adverse Effect and may be taken into account in determining whether a Spring Bank Material Adverse Effect has occurred);

•

general conditions in financial markets and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure event), to the extent that such conditions do not have a disproportionate impact on Spring Bank and its subsidiaries, taken as a whole, relative to other companies in the industry in which Spring Bank operates or to which other companies undertaking transactions similar to the transactions contemplated by the Exchange Agreement may be subject; or

•	any stockholder or derivative litigation arising from or relating to the Exchange Agreement or the transactions contemplated by the Exchange Agreement.

No Solicitation

Both Spring Bank and F-star agreed that, except as described below, Spring Bank and F-star will not, nor will either party authorize or permit any of its subsidiaries or authorize the officers, directors, employees, partners, attorneys, advisors, accountants, agents or representatives of it or any of its subsidiaries to, directly or indirectly:

•

solicit or initiate, or knowingly encourage, induce or facilitate the making, submission or announcement of, any Acquisition Proposal or F-star Acquisition Proposal, as applicable, or take any action that would reasonably be expected to lead to an Acquisition Proposal or F-star Acquisition Proposal, as applicable;

•

furnish any non-public information with respect to it or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal or F-star Acquisition Proposal, as applicable, or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal or F-star Acquisition Proposal, as applicable;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or F-star Acquisition Proposal, as applicable;

•	approve, endorse or recommend an Acquisition Proposal or F-star Acquisition Proposal, as applicable; or

•

enter into any letter of intent or similar document or any agreement providing for or otherwise relating to, with respect to Spring Bank, an Acquisition Transaction, or with respect to F-star, a transaction contemplated by an F-star Acquisition Proposal.

The terms “Acquisition Proposal” is defined below under “The Exchange Agreement—Spring Bank Acquisition Proposal and Acquisition Transaction” and the term “F-star Acquisition Proposal” is defined below under “The Exchange Agreement—F-star Acquisition Proposal.”

However, before obtaining stockholder approval for the Company Stockholder Approval Matters, Spring Bank may furnish nonpublic information regarding Spring Bank and its subsidiaries to, and may enter into discussions with, any third party in response to an Acquisition Proposal that, after consultation with its outside legal and financial advisors, Spring Bank’s Board of Directors determines in good faith is, or is reasonably expected to result in, a Superior Offer (as defined below) if:

•	neither Spring Bank nor any representative of Spring Bank has breached the non-solicitation provisions of the Exchange Agreement described above;

•

Spring Bank Board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to constitute a breach of the fiduciary duties of the board of directors to Spring Bank’s stockholders under applicable legal requirements;

•

prior to furnishing any such information to, or entering into discussions with such third party, Spring Bank gives F-star written notice of the identity of the third party and of Spring Bank’s intention to furnish information to, or enter into discussions with, such third party;

•

Spring Bank receives from the third party an executed confidentiality agreement on terms no more favorable to Spring Bank than the confidentiality agreement between Spring Bank and F-star and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party by or on behalf of Spring Bank; and

•

prior to or simultaneously with the furnishing of any such information to such third party, Spring Bank furnishes or makes available such nonpublic information to F-star, to the extent not previously furnished.

A “Superior Offer” means a bona fide written Acquisition Proposal made by a third party for (i) any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, tender offer, exchange offer or similar transaction in which Spring Bank is a constituent corporation, in which Spring Bank or its subsidiaries is a constituent corporation or in which any individual, entity, governmental entity, or “group,” as defined in the Exchange Act and the rules thereunder, directly or indirectly acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of Spring Bank or its subsidiaries, or in which Spring Bank or its subsidiaries issues securities representing more than 50% of the outstanding securities of any class of voting securities of Spring Bank or its subsidiaries; (ii) any sale , lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 75% or more of the consolidated net revenues, net income or assets of Spring Bank or its subsidiaries; or (iii) a liquidation or dissolution of Spring Bank or its subsidiaries, that the board of directors of Spring Bank determines in good faith (after consultation with its outside legal counsel and financial advisor) and after taking into account all financial, legal, regulatory, and other aspects of such Acquisition Proposal (including the financing terms and the ability of the third party to finance such transaction):

•	to be reasonably likely to be consummated if accepted; and

•

to be more favorable to holders of Spring Bank common stock, from a financial point of view, than the Exchange, taking into account any changes to the terms of the Exchange Agreement offered by F-star or the holders of shares or convertible loan notes of F-star party to the Exchange Agreement in response to the offer.

An offer will not be a Superior Offer unless either no financing is required to consummate the transaction contemplated by such offer or the required financing is committed subject to conditions no less favorable to Spring Bank than those set forth in the equity commitment letters and subscription agreements entered into in connection Pre-Closing Financing or the Spring Bank Board determines in good faith is reasonably capable of being obtained by such third party.

The Exchange Agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party informed in all material respects with respect to, any Acquisition Proposal or any inquiry, indication of interest or request for non-public information that could reasonably be expected to lead to an Acquisition Proposal or any modification or proposed modification thereto.

Spring Bank Acquisition Proposal and Acquisition Transaction

An “Acquisition Proposal” means, with respect to Spring Bank, any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any Acquisition Transaction (as defined below).

An “Acquisition Transaction” means the following:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, tender offer, exchange offer or similar transaction: in which Spring Bank or its subsidiaries is a constituent corporation; in which any individual, entity, governmental entity, or “group,” as defined in the Exchange Act and the rules thereunder, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Spring Bank or its subsidiaries; or in which Spring Bank or its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such entity;

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Spring Bank or its subsidiaries; or

•	any liquidation or dissolution of Spring Bank or its subsidiaries.

No Permitted Disposition (as defined in the Exchange Agreement) will constitute an Acquisition Transaction.

F-star Acquisition Proposal

An “F-star Acquisition Proposal” means any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any transaction or series of transactions involving:

•

any merger, consolidation, amalgamation, share exchange, business combination, acquisition of securities, tender offer, exchange offer or similar transaction: in which F-star or any of its subsidiaries is a constituent corporation; in which any individual, entity, governmental entity, or “group,” as defined in the Exchange Act and the rules thereunder, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of F-star or any of its subsidiaries; or in which F-star or any of its subsidiaries issues securities representing more than 20% of the outstanding voting securities of any class of securities of such entity; or

•

any sale, lease, exchange, transfer, acquisition or disposition of any business or businesses or assets that constitute 20% or more of the consolidated net revenues, net income or assets of F-star or its subsidiaries.

However, none of the following constitutes an F-star Acquisition Proposal: (i) the issuance or potential issuance of securities by F-star or any of its subsidiaries representing less than 50% of the outstanding voting securities of F-star or any of its subsidiaries, on an as-converted basis, the Pre-Closing Financing or (ii) any license, collaboration or joint venture, or any transfer or disposition of assets in connection therewith, entered into or contemplated for bona fide business development purposes.

Covenants; Conduct of Business Pending the Exchange

F-star agreed in the Exchange Agreement that it will, and will cause its subsidiaries to, conduct their respective businesses prior to the Closing in the ordinary course of business consistent with past practice; provided that F-star may, in response to the coronavirus (COVID-19) pandemic, take such actions as F-star deems reasonably necessary or advisable to protect the health and safety of F-star’s and its subsidiaries’ employees and other individuals having business dealings with F-star or its subsidiaries, to respond to orders or guidance from any governmental body imposed in response to, or third-party supply or service disruptions caused by, such pandemic, or to comply with any requirements imposed by third parties with whom F-star or any of its subsidiaries does business and in compliance in all material respects with all applicable legal requirements and requirements of all material contracts to which F-star or its subsidiaries is a party.

F-star also agreed that, except as otherwise contemplated by the Exchange Agreement and subject to certain limited exceptions, without the consent of Spring Bank, it will not, and will not permit its subsidiaries to, during the period prior to the Closing:

•

amend or otherwise change any of the organizational documents of F-star or any of its subsidiaries, or effect or be a party to any merger, consolidation, share exchange business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•

issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (except for the issuance of (i) ordinary shares pursuant to options or restricted stock unit awards granted prior to the date of the Exchange Agreement, (ii) ordinary shares in the Pre-Closing Financing, (iii) up to $3,000,000 in aggregate principal amount of convertible loan notes, and (iv) ordinary shares in the Conversions);

•	except for the Conversions, redeem, repurchase or otherwise acquire any F-star share capital;

•

extend credit for borrowed money to any third party or incur any indebtedness for borrowed money or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an encumbrance with respect to any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) encumbrances created by operation of law or dispositions of obsolete or worthless assets, and (iii) the issuance of up to $3,000,000 in aggregate principal amount of convertible loan notes);

•	accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options;

•	declare, set aside, make or pay any dividend or other distribution in respect of any of its share capital, except for dividends from a wholly owned subsidiary to its parent;

•

split, combine or reclassify any of its share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital;

•

amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any F-star intellectual property rights (other than in the ordinary course of business);

•

materially change any royalty payments charged by F-star or any of its subsidiaries or materially change any royalty payments charged by any third parties who have licensed intellectual property rights to F-star or any of its subsidiaries other than in the ordinary course of business;

•	form any subsidiary;

•

acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets or any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•	forgive any loans to any person, including employees, officers, directors or affiliates;

•	take any action to change accounting policies or procedures other than as required by applicable legal requirements, IFRS, or U.S. GAAP;

•

make or change any material tax election inconsistent with past practice, change any material tax accounting method or settle or compromise any material tax liability except in any case as required by applicable legal requirements;

•

pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities incurred in the ordinary course of business and consistent with past practice;

•	other than in the ordinary course of business, enter into or materially amend any material contract;

•	enter into or amend a contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Exchange;

•	settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration, other than in the ordinary course of business;

•	amend, modify or waive any provision of any F-star Pre-Closing Financing Agreement which would be materially adverse to Spring Bank; or

•	take, or agree to take, any of the actions described above.

Spring Bank agreed in the Exchange Agreement that it will, and will cause its subsidiaries to, conduct their respective businesses prior to the Closing in the ordinary course of business consistent with past practice; provided that Spring Bank may, in response to the COVID-19 pandemic, take such actions as Spring Bank deems reasonably necessary or advisable to protect the health and safety of Spring Bank’s and its subsidiaries’ employees and other individuals having business dealings with Spring Bank or its subsidiaries, to respond to orders or guidance from any governmental body imposed in response to, or third-party supply or service disruptions caused by, such pandemic, or to comply with any requirements imposed by third parties with whom Spring Bank or any of its subsidiaries does business and in compliance in all material respects with all applicable legal requirements and requirements of all material contracts to which Spring Bank or its subsidiaries is a party.

Spring Bank also agreed that, except as otherwise contemplated by the Exchange Agreement and subject to certain limited exceptions, without the consent of F-star, it will not, and will cause its subsidiaries not to, during the period prior to the Closing:

•

amend or otherwise change any of the organizational documents of Spring Bank or any of its subsidiaries, or effect or be a party to any merger, consolidation, share exchange business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except for any Permitted Disposition;

•

issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (except for shares issuable pursuant to options, restricted stock units or warrants granted or outstanding as of the date of the Exchange Agreement);

•	redeem, repurchase or otherwise acquire any shares of its common stock;

•

extend credit for borrowed money to any third party or incur any indebtedness for borrowed money or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an encumbrance with respect to any assets (except for (i) encumbrances created pursuant to operation of law, (ii) pursuant to the terms of the Approved Development Transaction, or any Permitted Disposition, or (iii) dispositions of obsolete or worthless assets);

•

accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options or warrants, except as may be required under any Spring Bank option plan or contract or as may be required under applicable legal requirements;

•

declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock (other than the issuance of the CVRs in accordance with the CVR Agreements or the Permitted Dividend, if any), except for dividends from a wholly owned subsidiary to its parent;

•

split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (other than the Reverse Stock Split);

•

amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing;

•

sell, assign, transfer, license, sublicense or otherwise dispose of any intellectual property rights, other than other than (i) the Approved Development Transaction, (ii) a Permitted Disposition or (iii) in the ordinary course of business;

•

materially change any royalty payment charged by Spring Bank or any of its subsidiaries or materially change any royalty payment charged by third persons who have licensed intellectual property rights to Spring Bank or any of its subsidiaries, except pursuant to the Approved Development Transaction or any Permitted Disposition;

•	form any Subsidiary, other than for the purpose of effecting the Approved Development Transaction or a Permitted Disposition;

•

acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets or any equity interest or other interest in another entity or enter into a joint venture with another entity;

•	forgive any loans to any person, including employees, officers, directors or affiliates;

•

other than as required by applicable legal requirements, (i) increase the compensation payable or to become payable to its directors, officers, employees or consultants, (ii) grant any severance, change in control, retention or termination pay to, or enter into any employment, severance or similar agreement with, any director, officer, employee or consultant, (iii) hire any new employee or consultant whose annual base salary is more than $150,000 per year, or (iv) establish, adopt, enter into, terminate or amend in any material respect any collective bargaining or similar agreement or benefit plan, or take any action to accelerate the time of payment or vesting of any compensation or benefits or take any action to fund or secure the funding of any compensation or benefits (other than qualified retirement plan benefits);

•	change accounting policies or procedures other than as required by applicable legal requirements or U.S. GAAP;

•

make or change any material tax election inconsistent with past practices, change any material tax accounting method or settle or compromise any material federal, state, local or foreign tax liability, except in each case as required by applicable legal requirements;

•

pay, discharge or satisfy any claims or liabilities (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in Spring Bank’s financial statements or incurred in the ordinary course of business and consistent with past practice;

•	enter into any partnership arrangements, joint development agreements or strategic alliances except in connection with the Approved Development Transaction or any Permitted Disposition;

•

except in connection with the Approved Development Transaction or any Permitted Disposition, enter into any contract (i) involving annual payments by Spring Bank or any of its subsidiaries greater than $25,000 in the aggregate, (ii) involving indemnification by Spring Bank or any of its subsidiaries, other than in the ordinary course of business, (iii) relating to intellectual property rights (other than confidentiality agreements, assignment of inventions agreements between Spring Bank or any of its subsidiaries and any employee thereof and non-exclusive licenses in the ordinary course of business), and/or (iv) that is not terminable for convenience without penalty;

•	amend in any material respect or terminate any material contract;

•

except in connection with the Approved Development Transaction, make any capital expenditure or capital commitment in excess of $25,000, other than capital expenditures or capital commitments in connection with the STING Trial, not to exceed $50,000 in the aggregate;

•

initiate any litigation, action, suit, proceeding, claim or arbitration, other than with certain vendors for repayment of amounts in dispute, or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration, other than any settlement which (i) provides a complete release of all claims against Spring Bank, and (ii) that does not involve the payment of any amount by Spring Bank in excess of $100,000 (after giving effect to any applicable insurance coverage);

•

fail to make any material payment with respect to any of Spring Bank’s or any of its subsidiaries’ accounts payable or indebtedness in a timely manner in accordance with their terms and consistent with past practices;

•	enter into or amend a contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Exchange; or

•	take, or agree to take, any of the actions described above.

Other Agreements

Each of Spring Bank and F-star has agreed to use its commercially reasonable efforts to:

•	take all actions necessary or advisable to satisfy the conditions to the obligations to close the Exchange and otherwise to complete the Exchange;

•	prepare and file all filings and give all notices required to be made and given in connection with the Exchange;

•	obtain all approvals, consents, ratifications, permissions, waivers or authorizations required to be obtained in connection with the Exchange; and

•	lift any restraint, injunction or other legal bar to the Exchange.

In addition, F-star has agreed to use its commercially reasonable efforts to consummate the F-star Pre-Closing Financing for gross proceeds of at least $25.0 million.

Spring Bank and F-star agree that:

•

for a period of six years after the Closing, Spring Bank will indemnify, hold harmless and provide advancement of expenses to each person who at any time prior to the date of the Exchange Agreement or prior to the Closing becomes a director or officer Spring Bank, F-star and their respective subsidiaries (the “D&O Indemnified Parties”), to the fullest extent permitted under the applicable legal requirements and the organizational documents of Spring Bank, F-star or their respective subsidiaries;

•

from and after the Closing, Spring Bank will maintain directors’ and officers’ liability insurance policies (at F-star’s expense) for Spring Bank, its subsidiaries, F-star and its subsidiaries effective as of the Closing date on commercially available terms and conditions and with customary coverage limits;

•

prior to the Closing, Spring Bank must purchase and fully pre-pay (at Spring Bank’s expense) a “tail” endorsement for the Spring Bank’s existing directors’ and officers’ insurance policies and Spring Bank’s existing fiduciary liability insurance policies, in each case, that provides a six-year extended reporting period from and after the Closing for claims first made against an individual insured for any alleged or actual wrongful act(s) that occurred prior to the Closing or the functional equivalent;

•

Spring Bank must (at F-star’s expense) maintain products liability and human clinical trial liability insurance policies for Spring Bank and its subsidiaries with an effective date as of the date of Closing on commercially available terms and conditions and with customary coverage limits providing coverage for bodily injury or property damage caused by Spring Bank or its subsidiaries’ products, including bodily injury or property damage occurring in connection with human clinical trials, anywhere in the world

•

Prior to the Closing, Spring Bank must purchase and fully pre-pay (at F-star’s expense) a “tail” endorsement to Spring Bank’s existing global products liability and human clinical trial liability insurance policy that provides a six-year extended reporting period from and after the Closing for claims for alleged bodily injury or property damage that occurred prior to the Closing in connection with Spring Bank’s or any of its subsidiaries’ products, including any alleged bodily injury or property damage occurring in connection with human clinical trials or the functional equivalent; and

•

Spring Bank will use commercially reasonable efforts to cause the shares of its common stock to be issued in connection with the Exchange to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Closing.

Permitted Dispositions; Approved Development Agreement

Spring Bank has the right to divest its Legacy Assets prior to the Closing in one or more Permitted Dispositions without the consent of F-star; provided, however, that if such Permitted Disposition results in the creation of ongoing obligations or liabilities of Spring Bank or any of its subsidiaries, the terms of such Permitted Disposition must be reasonably acceptable to F-star.

In addition, Spring Bank has the right to enter into an Approved Development Agreement prior to the Closing substantially on the terms and conditions previously disclosed to F-star subject to F-star’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

Certain other restrictions will apply to any Permitted Disposition or the Approved Development Agreement.

Tax Cooperation

The parties to the Exchange Agreement intend that the Exchange constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and have agreed to use their respective commercially reasonably efforts to take or cause to be taken any action necessary for the Exchange to qualify Section 368(a) of the Code. Qualification of the Exchange as a tax-free reorganization within the meaning of Section 368(a) of the Code is not a condition to Closing.

Termination

The Exchange Agreement may be terminated at any time before the Closing, whether before or after the approval by Spring Bank’s stockholders of the Company Stockholder Approval Matters, as set forth below:

•	by mutual written consent duly authorized by the board of directors of each of Spring Bank and F-star;

•	by either Spring Bank or F-star if the Exchange has not been consummated on or before January 29, 2021; provided, that (a) the right to terminate the Exchange Agreement will not be available to any party whose failure to fulfill any obligation under the Exchange Agreement has been the cause of or resulted in the failure of the Exchange to occur on or before such date, (b) such date shall be subject to extension to the extent required to calculate net cash in accordance with the Exchange Agreement, and (c) in the event that the SEC has not declared effective the registration statement of which this this proxy statement/prospectus forms a part by November 30, 2020 each of Spring Bank and F-star will be entitled to extend the date for termination of the Exchange Agreement for an additional 60 days;

•

by Spring Bank or F-star if a court of competent jurisdiction or governmental entity has issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Exchange;

•

by Spring Bank or F-star if (i) the Special Meeting (including any postponements and adjournments thereof) has been held and completed and the Spring Bank stockholders have taken a final vote on the issuance of the Spring Bank common stock in connection with the Exchange and the Reverse Stock Split, and (ii) the Spring Bank stockholders have not approved the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement or the Reverse Stock Split; provided that this right to terminate the Exchange Agreement will not be available to a party where the failure to obtain the approval of Spring Bank’s stockholders shall have been caused by the action or failure to act of such party and such action or failure to act constitutes a material breach by such party of the Exchange Agreement;

•

by Spring Bank or F-star if the other party has, or, in the case of Spring Bank, the holders of F-star shares or convertible loan notes who are parties to the Exchange Agreement have, breached any of its or their representations, warranties, covenants or agreements contained in the Exchange Agreement or if any representation or warranty of the other party or parties, respectively, has or have become inaccurate, in either case such that the conditions to the Closing relating thereto would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Exchange Agreement will not terminate as a result of a particular breach or inaccuracy unless it remains uncured as of the 30th day after the date of written notice given by the non-breaching party of such breach or inaccuracy and such party’s intention to terminate the Exchange Agreement;

•

by Spring Bank or F-star if a Material Adverse Effect with respect to the other has occurred after the date of the Exchange Agreement, but such termination shall only be effective if, in the event the Material Adverse Effect is curable, such Material Adverse Effect is not cured within 30 days after the date of written by the unaffected party of the occurrence of the Material Adverse Effect and such party’s intention to terminate the Exchange Agreement;

•	by F-star, at any time prior to the approval by Spring Bank’s stockholders of the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement and the Reverse Stock Split, if:

•

the Spring Bank Board withdraws or modifies its recommendation that the stockholders of Spring Bank vote to approve the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement and the Reverse Stock Split;

•

following the public disclosure of an Acquisition Proposal (other than a tender offer or exchange offer which is addressed below), the Spring Bank Board fails to publicly reaffirm the Spring Bank’s Board of Directors’ recommendation included in the preceding bullet point within five business days of Spring Bank’s written request;

•	Spring Bank enters into a letter of intent or definitive agreement relating to an Acquisition Proposal (other than a permitted confidentiality agreement);

•

Spring Bank or any director or officer of Spring Bank shall have willfully and intentionally breached the non-solicitation provisions of the Exchange Agreement, as described further in the section titled “The Exchange Agreement—No Solicitation” above; or

•

the Spring Bank Board shall have failed to recommend against or take a neutral position with respect to a tender or exchange offer relating to any Acquisition Proposal in any position taken pursuant to Rules 14d-9 and 14e-2 under the Exchange Act;

•

by Spring Bank, at any time prior to the approval by Spring Bank’s stockholders of the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement and the Reverse Stock Split, if Spring Bank has received a Superior Offer, Spring Bank has complied with its obligations under the Exchange Agreement in order to accept the Superior Offer, Spring Bank concurrently terminates the Exchange Agreement and enters into a definitive agreement with respect to such Superior Offer, and Spring Bank pays to F-star a termination fee of $2.0 million no later than two business days following such termination; and

•

by Spring Bank, if the Pre-Closing Financing is terminated or does not occur prior to January 29, 2021; provided, however, this right to terminate is not available where the failure to obtain the Pre-Closing Financing shall have been caused by the action or failure to act of Spring Bank and such action or failure to act constitutes a material breach by Spring Bank of the Exchange Agreement.

Termination Fee; Expenses

Spring Bank must pay F-star a termination fee of $2.0 million (less any amounts paid as an expense reimbursement, as applicable) if:

•

the Exchange Agreement is terminated (i) by either F-star or Spring Bank based on the failure to close the Exchange on or before January 29, 2021, (ii) by either F-star or Spring Bank if the Spring Bank stockholder do not approve the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement or the Reverse Stock Split, or (iii) by F-star upon a breach of the Exchange Agreement or representations or warranties by Spring Bank; provided, that, an Acquisition Proposal has been publicly announced, disclosed or otherwise communicated to Spring Bank Board prior to such termination and, within nine months after the date of such termination, Spring Bank enters into a definitive agreement with respect to, or consummates, an Acquisition Transaction;

•

the Exchange Agreement is terminated by F-star based on (i) the Spring Bank Board withdrawing or modifying its recommendation that the stockholders of Spring Bank vote to approve the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement and the Reverse Stock Split, (ii) following the public disclosure of an Acquisition Proposal (other than a tender offer or exchange offer which is addressed below), the Spring Bank Board failing to publicly reaffirm the Spring Bank Board’s recommendation within five business days of Spring Bank’s written request, (iii) Spring Bank entering into a letter of intent or definitive agreement relating to an Acquisition Proposal (other than a permitted confidentiality agreement), (iv) Spring Bank or any director or officer of Spring Bank having willfully and intentionally breached the non-solicitation provisions of the Exchange Agreement, as described further in the section titled “The Exchange Agreement—No Solicitation” above, or (v) the Spring Bank Board having failed to recommend against or take a neutral position with respect to a tender or exchange offer relating to any Acquisition Proposal: and

•

the Exchange Agreement is terminated by Spring Bank, prior to obtaining the approval of Spring Bank’s stockholders of the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement and the Reverse Stock Split of Spring Bank common stock, if Spring Bank has received a Superior Offer, Spring Bank has complied in all material respects with its obligations under the Exchange Agreement in order to accept the Superior Offer, and Spring Bank concurrently terminates the Exchange Agreement and enters into a definitive agreement with respect to the Superior Offer.

Spring Bank must reimburse F-star and its shareholders for fees and expenses incurred in connection with the Exchange Agreement and the transactions contemplated thereby, up to a maximum of $750,000, if the Exchange Agreement is terminated by either Spring Bank or F-star based on the Spring Bank stockholders not approving the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement or the Reverse Stock Split. Spring Bank will receive a credit for expenses paid in connection with the termination if a termination fee is also payable.

F-star must pay Spring Bank a termination fee of $2.0 million if the Exchange Agreement is terminated by Spring Bank, if the Pre-Closing Financing is terminated or does not occur prior to January 29, 2021 and the failure to obtain the Pre-Closing Financing shall not have been caused by the action or failure to act of Spring

Bank if such action or failure to act would constitute a material breach by Spring Bank of the Exchange Agreement.

Amendment

The Exchange Agreement may be amended by the respective boards of directors of Spring Bank and F-star; provided that no representation, warranty or covenant in the Exchange Agreement with respect to an F-star shareholder or F-star convertible note holder party thereto may be amended in a manner adverse to an F-star shareholder of F-star convertible not holder party thereto unless such amendment applies to all such parties in the same fashion and the parties obtain the prior written approval of such amendment from the holders of at least 65% of the F-star share capital (after giving effect to the Conversions) except that: (i) any amendment or waiver to the director and officer indemnification provisions of the Exchange Agreement that adversely affects the D&O Indemnified Parties must be approved in writing by the D&O Indemnified Parties and (ii) after approval of the Transaction by the stockholders of Spring Bank no amendment may be made which by legal requirements requires further approval by such stockholders without such further approval.

AGREEMENTS RELATED TO THE EXCHANGE

Voting Agreements

Each of the officers and directors and certain stockholders of Spring Bank have entered into Voting Agreements with F-star, whereby they have agreed to vote in favor of approval of (i) the issuance of Spring Bank common stock to the holders of F-star share capital pursuant to the Exchange, which will represent more than 20% of the shares of Spring Bank common stock outstanding immediately prior to the Exchange, and the change of control resulting from the Exchange, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively, (ii) an amendment to Spring Bank’s amended and restated certificate of incorporation effecting a reverse stock split of Spring Bank common stock at a ratio mutually agreed to between Spring Bank and F-star in the range of one new share for every three (3) to seven (7) shares outstanding (or any number in between) (iii) an amendment to Spring Bank’s amended and restated certificate of incorporation to change the corporate name of Spring Bank from “Spring Bank Pharmaceuticals, Inc.” to “F-star Therapeutics, Inc.,” (iv) any proposal to postpone or adjourn the meeting to a later date, if there are not sufficient votes for the approval of the Exchange and other matters to be approved on date of the Special Meeting, and (v) any other proposal included in this proxy statement/prospectus in connection with, or related to, the consummation of the Exchange for which the Spring Bank Board has recommended that the stockholders of Spring Bank vote in favor. Pursuant to the Voting Agreements, the stockholders of Spring Bank appointed F-star and its designee as its attorney-in-fact and proxy.

Each stockholder executing a Voting Agreement has made representations and warranties to F-star regarding ownership and unencumbered title to the securities subject to the Voting Agreements, such stockholder’s power and authority to execute the Voting Agreement, and due execution and enforceability of the Voting Agreement. Subject to the limitations on transfer set forth in the lock-up agreements with each of these stockholders described below under “Lock-up Agreements,” the Voting Agreement provides that the Voting Agreements will attach to the Spring Bank securities held by such stockholders and will be binding on any person to which legal or beneficial ownership of such securities passes, whether by operation of law or otherwise, including the stockholder’s successors and assigns, as well as any additional Spring Bank securities subsequently acquired by the stockholder.

The Spring Bank stockholders that are party to the Voting Agreements owned approximately 7.8% of the outstanding shares of Spring Bank common stock as of September 30, 2020.

The Voting Agreements will terminate at the earlier of closing of the Exchange or the termination of the Exchange Agreement in accordance with its terms.

Lock-up Agreements

As a condition to the Closing, certain Spring Bank stockholders and F-star shareholders have entered into lock-up agreements, pursuant to which they have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of Spring Bank common stock, including, as applicable, shares received in the Exchange and issuable upon exercise of certain options during the 180-day period immediately following the Closing.

As of September 30, 2020, Spring Bank stockholders who have executed lock-up agreements owned in the aggregate approximately 7.8% of the outstanding shares of Spring Bank common stock.

F-star shareholders who have executed lock-up agreements as of September 30, 2020 owned in the aggregate approximately 92.2% of the outstanding shares of F-star share capital on an as converted into common stock basis.

Contingent Value Rights Agreements

Spring Bank stockholders will receive two separate and distinct CVRs for each share of Spring Bank common stock held of record as of immediately prior to the Closing. The CVRs will represent the rights to receive cash payments in connection with (i) certain transactions involving Spring Bank’s proprietary STING agonist compound(the “STING Agonist CVR Agreement”) and (ii) certain other transactions involving Spring Bank’s proprietary STING antagonist compound,(the “STING Antagonist CVR Agreement”). At the Closing,

Spring Bank, F-star, a representative of the Spring Bank stockholders prior to the Closing, and Computershare Trust Company N.A., as the Rights Agent, will enter into the STING Agonist CVR Agreement and the STING Antagonist CVR Agreement.

Pursuant to the Exchange Agreement and the STING Agonist CVR Agreement, each share of Spring Bank common stock held by Spring Bank stockholders as of a record date immediately prior to the Closing will receive a dividend of one contingent value right entitling such holders to receive, in connection with certain transactions involving Spring Bank’s proprietary STimulator of INterferon Genes (STING) agonist compound, designated as SB 11285, occurring on or prior to the STING Agonist CVR Expiration Date (as defined below) that result in aggregate Net Proceeds (as defined in the STING Agonist CVR Agreement) at least equal to the Target Payment Amount (as defined below): an aggregate amount equal to the greater of (i) 25% of the Net Proceeds received from all STING Agonist CVR Transactions (as defined in the STING Agonist CVR Agreement) and (ii) up to an aggregate amount of $18.0 million the product of $1.00 (as adjusted for the Reverse Stock Split, to the extent applicable) and the total number of shares of Spring Bank common stock outstanding as of such record date (the ”Target Payment Amount”).

The CVR payment obligations expire on the later of 18 months following the Closing or the one-year anniversary of the date of the final database lock of the Company’s current STING Trial (as defined in the STING Agonist CVR Agreement) (the “STING Agonist CVR Expiration Date”). The STING Agonist CVRs will not be transferable, except in certain limited circumstances, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the SEC or listed for trading on any exchange. Until the STING Agonist CVR Expiration Date, subject to certain exceptions, F-star will be required to use commercially reasonable efforts to (a) complete the STING Trial and (b) pursue STING Agonist CVR Transactions. Unless terminated earlier in accordance with its terms, the STING Agonist CVR Agreement will be effective upon the Closing and will continue in effect until the payment of all STING Agonist CVR payment amounts payable pursuant to its terms.

Pursuant to the Exchange Agreement and the STING Antagonist CVR Agreement, each share of Spring Bank common stock held by Spring Bank stockholders as of a record date immediately prior to the Closing will receive a dividend of one contingent value right entitling such holders to receive, in connection with the execution of an Approved Development Agreement and certain other transactions involving Spring Bank’s proprietary STING antagonist compound occurring on or prior to the STING Antagonist CVR Expiration Date (as defined above), an aggregate amount equal to: 80% of all Net Proceeds (as defined in the STING Antagonist CVR Agreement) received by the Company after the Closing pursuant to (i) the Approved Development Agreement, if any, and (ii) all STING Antagonist CVR Transactions (as defined in the STING Antagonist CVR Agreement) entered into prior to the STING Antagonist CVR Expiration Date.

The CVR payment obligations expire on the seventh anniversary of the Closing. The STING Antagonist CVRs will not be transferable, except in certain limited circumstances, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the SEC or listed for trading on any exchange. Until the STING Antagonist CVR Expiration Date, subject to certain exceptions, F-star will be required to use commercially reasonable efforts to (a) consummate the Approved Development Agreement to the extent not entered into prior to Closing, (b) to perform the terms of the Approved Development Agreement and (c) in the event that the Approved Development Agreement is entered into, pursue STING Antagonist CVR Transactions. Unless terminated earlier in accordance with its terms, the STING Antagonist CVR Agreement will be effective upon the Closing and will continue in effect until the payment of all STING Antagonist CVR payment amounts payable pursuant to its terms.

While Spring Bank continues to engage with third parties about a potential sale or licensing transaction involving Spring Bank’s preclinical STING antagonist program, as of the date of this proxy statement/prospectus, Spring Bank no longer anticipates that it will enter into the Approved Development Agreement referred to in the Exchange Agreement and the STING Antagonist CVR Agreement.

Material U.S. Federal Income Tax Consequences of the Receipt of CVRs to U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences applicable to U.S. Holders (as defined below) of Spring Bank common stock who receive CVRs with respect to such Spring Bank common stock. This discussion does not purport to be a complete analysis of all potential tax consequences resulting from the receipt of, and payments on, the CVRs.

This discussion is based upon the Code, Treasury regulations, judicial authorities, published positions of the IRS and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or interpretation could affect the continuing validity of this discussion. Spring Bank has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the receipt of CVRs. This discussion is limited to U.S. Holders that hold their shares of Spring Bank common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be applicable to a particular Spring Bank stockholder or to Spring Bank stockholders that are subject to special treatment under U.S. federal income tax laws, such as:

•	shareholders that are not U.S. Holders;

•	financial institutions;

•	investors in pass-through entities, including (but not limited to) partnerships or limited liability companies treated as partnerships for tax purposes;

•	insurance companies;

•	tax-exempt organizations;

•	pension plans;

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	regulated investment companies or real estate investment trusts;

•	brokers or dealers in securities or currencies;

•	certain expatriates or persons whose functional currency is not the U.S. dollar;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Spring Bank common stock as part of a straddle, hedge, constructive sale, synthetic security or other integrated investment, or conversion transaction; and

•	persons that received Spring Bank common stock upon the conversion of a convertible note or any other convertible instrument;

•	U.S. Holders that acquired their shares of Spring Bank common stock through the exercise of an employee stock option or otherwise as compensation.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the Exchange, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

If a partnership or other entity taxed as a partnership holds Spring Bank common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the Exchange to them.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Spring Bank common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

•

a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE RECEIPT OF CVRs ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Receipt of CVRs by Spring Bank U.S. Holders

There is substantial uncertainty as to the U.S. federal income tax treatment of CVRs. Specifically, there is no authority directly addressing whether the issuance of contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to the Spring Bank’s common stock, a distribution of equity, or a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. The CVRs have certain characteristics similar to a distribution of equity, or a “debt instrument” or an open transaction, and there is no legal authority directly addressing what characteristics are determinative of how contingent value rights with characteristics similar to the CVRs should be taxed. As a result, it is not possible to express a definitive conclusion as to the tax treatment of the issuance of the CVRs, and Spring Bank has not requested or received an opinion of counsel regarding such treatment. Applicable Treasury regulations provide that “open transaction” treatment is only available in those “rare and extraordinary cases” involving contingent payment obligations in which the “fair market value of the obligation cannot reasonably be ascertained”. Notwithstanding such uncertainty, based on the specific characteristics of the CVRs, and unless otherwise required by a change in law after the date of the CVR Agreement, Spring Bank intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Therefore, absent a change in law requiring otherwise, for U.S. federal income tax purposes, Spring Bank will not report the issuance of the CVRs as a current distribution of property with respect to its common stock and will instead report each future cash payment (if any) on the CVRs as a distribution in the year in which such payment is made, with each such payment being reported as a dividend to the extent of Spring Bank’s current or accumulated earnings and profits in the year in which such payment is made.

If the issuance of the CVRs is treated as an “open transaction,” a U.S. Holder would generally not recognize income in respect of the CVRs at the time such CVRs are issued and would take no tax basis in the CVRs. Future cash payments (if any) on the CVRs would be treated as a distribution and constitute a dividend to the extent of the U.S. Holder’s pro rata share of Spring Bank current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) in the taxable year of such payment, then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Spring Bank common stock, and finally as capital gain from the sale or exchange of Spring Bank common stock with respect to any remaining payment. Dividends received by individual U.S. Holders are currently eligible for reduced rates of taxation applicable to long-term capital gains, provided certain holding period requirements are met.

As indicated above, there is substantial uncertainty as to the U.S. federal income tax treatment of the CVRs. If instead, the issuance of the CVRs is treated as a distribution of property, each U.S. Holder of Spring Bank common stock would be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such U.S. Holder on the date of the issuance. Such distribution generally would be treated as a dividend to the extent of the U.S. Holder’s pro rata share of Spring Bank current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Spring Bank common stock, and finally as capital gain from the sale or exchange of Spring Bank common stock with respect to any remaining value. Spring Bank believes it does not have a material amount of accumulated earnings and profits, and expects no or a small amount of current earnings and profits for the relevant taxable year. Accordingly, even if the distribution of the CVRs is treated as a distribution Spring Bank expects most or all of such distribution would be treated as a return of capital or as capital gains for U.S. federal income tax purposes. In such case, a U.S. Holder’s initial tax basis in such holder’s CVRs would equal the fair market value of such CVRs on the date of their issuance. The holding period of such CVRs would begin on the day after the date of issuance. Although not free from doubt, a future cash payment under a CVR would likely be treated as a non-taxable return of a U.S. Holder’s adjusted tax basis in the CVR to the extent thereof, although the timing of the recovery of a U.S. Holder’s tax basis is unclear. A payment in excess of such amount may be treated as a payment with respect to a sale of a capital asset, ordinary income or dividends. Additionally, it is possible that a portion of future cash payments would constitute imputed interest and taxed as such. A U.S. Holder might recognize loss, which might be a capital loss and could be a long-term capital loss, upon the expiration of the CVR to the extent cash payments ultimately received pursuant to such CVR were less than the U.S. Holder’s adjusted tax basis in the CVRs, but whether and when such a loss would be recognized is unclear. The deductibility of capital losses is subject to limitations.

If the issuance of the CVRs is treated as a distribution of equity, U.S. Holders would generally not recognize gain or loss as a result of the issuance of the CVRs. Depending on the fair market value of the CVRs and the Spring Bank common stock on the date that the CVRs are issued, each U.S. Holder’s tax basis in such holder’s Spring Bank common stock would be allocated between such U.S. Holder’s Spring Bank common stock and such U.S. Holder’s CVRs. The holding period of such CVRs would include the U.S. Holder’s holding period of such holder’s Spring Bank common stock. Future payments on a CVR received by a U.S. Holder would likely be treated as dividends to the extent of the U.S. Holder’s pro rata share of Spring Bank’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the CVR, and finally as capital gain from the sale or exchange of the CVR with respect to any remaining value.

If the CVRs are treated as one or more “debt instruments,” then payments received with respect to the CVRs would likely be treated as payments in retirement of a “debt instrument,” except to the extent of interest imputed under the Code. If this tax treatment were to apply, interest generally would be imputed under complex rules. In such a case, a U.S. Holder would be required to include any such interest in income on an annual basis, whether or not currently paid.

Alternative Treatment of the Receipt of CVRs and the Reverse Stock Split as a Single Recapitalization

Although the matter is not free from doubt, Spring Bank intends to treat the distribution of the CVRs to U.S. Holders of Spring Bank common stock and the Reverse Stock Split as separate transactions for U.S. federal income tax purposes. Notwithstanding Spring Bank’s position that the receipt of CVRs and the Reverse Stock Split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the receipt of the CVRs and the Reverse Stock Split constitute a single “recapitalization” for U.S. federal income tax purposes. In such case, the tax consequences of the receipt of CVRs and the Reverse Stock Split would differ from those described above and would depend in part on many of the same considerations described above, including whether the distribution of the CVRs is treated as a current distribution of property, equity or debt instruments or instead is subject to the “open transaction” doctrine.

PLEASE CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE PROPER CHARACTERIZATION OF THE RECEIPT OF THE CVRs.

MATTERS BEING SUBMITTED TO A VOTE OF SPRING BANK STOCKHOLDERS

PROPOSAL NO. 1:

APPROVAL OF THE ISSUANCE OF COMMON STOCK IN THE EXCHANGE, WHICH WILL RESULT IN A CHANGE OF CONTROL OF SPRING BANK

At the Special Meeting, Spring Bank stockholders will be asked to approve the issuance of shares of Spring Bank common stock to the holders of F-star share capital pursuant to the Exchange Agreement. Immediately following the Exchange, based on an assumed Exchange Ratio of 0.4277 (which assumes that Spring Bank will have net cash of $13.0 million at Closing, that F-star raises $15.0 million in the Pre-Closing Financing and that the Closing occurs on or about November 20, 2020), the Spring Bank securityholders and holders of F-star’s share capital are expected to own approximately 47.5% and 52.5%, respectively, of the outstanding capital stock of the combined company. The Exchange Ratio is subject to adjustment prior to the Closing and the holders of F-star share capital could own more or less, and the holders of Spring Bank capital stock could own more or less, of the combined company than currently anticipated. F-star ordinary shares that are issued in the Pre-Closing Financing will be converted into shares of Spring Bank common stock in the Exchange. Accordingly, by approving Proposal No. 1, Spring Bank stockholders will also be approving the issuance of shares of Spring Bank common stock to be issued in exchange for all F-star securities sold in the Pre-Closing Financing.

Nasdaq Listing Rule 5635(a)(1) requires a company listed on Nasdaq to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of the stock or assets of another company, if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock then outstanding. The proposed issuance of the shares of Spring Bank common stock in the Exchange will exceed the 20% threshold under the Nasdaq Listing Rules. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Spring Bank must obtain stockholder approval for the issuance of the shares of Spring Bank common stock in the Exchange.

Nasdaq Listing Rule 5635(b) requires a company listed on Nasdaq to obtain stockholder approval prior to an issuance of securities that will result in a “change of control” of an issuer. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. In addition, it is anticipated that Nasdaq will deem the Exchange to be a “change of control.” Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Spring Bank must obtain stockholder approval for the potential change in control of Spring Bank resulting from the Exchange.

The terms of, reasons for and other aspects of the Exchange Agreement, the Exchange and the issuance of shares of Spring Bank common stock pursuant to the Exchange Agreement are described in detail in the other sections in this proxy statement/prospectus.

Required Vote

The affirmative vote of a majority of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter required for approval of Proposal No. 1.

THE SPRING BANK BOARD RECOMMENDS THAT THE SPRING BANK STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SPRING BANK COMMON STOCK PURSUANT TO THE EXCHANGE AGREEMENT.

PROPOSAL NO. 2:

APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION OF SPRING BANK EFFECTING THE REVERSE STOCK SPLIT

General

At the Special Meeting, Spring Bank stockholders will be asked to approve and adopt the amendment to the amended and restated certificate of incorporation of Spring Bank effecting the Reverse Stock Split. Upon the effectiveness of the amendment to the amended and restated certificate of incorporation of Spring Bank effecting the Reverse Stock Split, or the split effective time, the issued shares of Spring Bank common stock immediately prior to the split effective time will be reclassified into a smaller number of shares such that a Spring Bank stockholder will own one new share of Spring Bank common stock for every three (3) shares to one new share for every seven (7) shares of issued common stock held by that stockholder immediately prior to the split effective time.

If Spring Bank Proposal No. 2 is approved, the Reverse Stock Split would become effective in connection with the Closing. The Spring Bank Board may effect only one reverse stock split in connection with this Spring Bank Proposal No. 2. The Spring Bank Board’s decision will be based on a number of factors, including market conditions, existing and expected trading prices for Spring Bank common stock and the listing requirements of the Nasdaq Capital Market.

The Spring Bank Board may determine to effect the Reverse Stock Split, if it is approved by the stockholders, even if the Exchange is not completed. The Spring Bank Board of Directors also reserves the right to not effect the Reverse Stock Split, even if it is approved by the stockholders.

Spring Bank’s authorized capital stock currently consists of 200,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share. The Reverse Stock Split will not change the number of authorized shares of Spring Bank common stock or preferred stock, or the par value of Spring Bank common stock or preferred stock. As of September 30, 2020, 17,267,202 shares of Spring Bank common stock were issued and outstanding, which would equate to approximately 5,755,734 shares of common stock if the Reverse Stock Split is effectuated at a ratio of three (3) to one, and approximately 2,466,743 shares of common stock if the Reverse Stock Split is effectuated at a ratio of seven (7) to one.

Immediately following the issuance of shares of Spring Bank common stock described in Proposal No. 1, Spring Bank will have approximately 7,567,414 shares of common stock issued and outstanding, based on an assumed Exchange Ratio of 0.4277 and after giving effect to the Reverse Stock Split at a ratio of five (5) (the midpoint of the range presented for approval) to one.

Purpose

The Spring Bank Board approved the proposed amendment to the amended and restated certificate of incorporation of Spring Bank effecting the Reverse Stock Split for the following reasons:

•

the Board of Directors believes a higher stock price may help generate investor interest in Spring Bank or the combined company and help Spring Bank or the combined company attract and retain employees; and

•	a stock price of at least $4.00 per share will be required by Nasdaq in order to approve the initial listing of the combined company following the Exchange.

If the Reverse Stock Split successfully increases the per share price of Spring Bank common stock, the Spring Bank Board believes this increase may increase trading volume in Spring Bank common stock and facilitate future financings by Spring Bank or the combined company.

Nasdaq Requirements for Listing on the Nasdaq Capital Market

Spring Bank common stock is quoted on the Nasdaq Capital Market under the symbol “SBPH”. According to Nasdaq rules, an issuer must apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require the combined company to have, among other things, a $4.00 per share minimum bid price upon the Closing. Therefore, the Reverse Stock Split will be necessary in order to consummate the Exchange.

One of the effects of the Reverse Stock Split will be to effectively increase the proportion of authorized shares that are unissued relative to those which are issued. This could result in the combined company’s management being able to issue more shares without further stockholder approval. For example, before the Reverse Stock Split, Spring Bank’s authorized but unissued shares of common stock immediately prior to the Closing would be approximately 182.8 million compared to shares of common stock issued of approximately 17.2 million. If Spring Bank effects the Reverse Stock Split using a five (5) to one (1) ratio, its authorized but unissued shares of common stock immediately following the Closing would be approximately 192.4 million compared to shares issued of approximately 7.6 million. Spring Bank currently has no plans to issue shares other than in connection with the Exchange, and to satisfy obligations under Spring Bank’s equity incentive plans from time to time as Spring Bank options are exercised. The Reverse Stock Split will not affect the number of authorized shares of Spring Bank common stock, which will continue to be authorized pursuant to the certificate of incorporation of Spring Bank.

Potential Increased Investor Interest

On October 19, 2020, the last trading price of Spring Bank common stock as reported by the Nasdaq Capital Market was $1.40 per share. An investment in Spring Bank common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Spring Bank Board believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Spring Bank common stock.

Spring Bank cannot predict whether the reverse stock split will increase the market price for Spring Bank common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•

the market price per share of Spring Bank common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Spring Bank common stock outstanding before the Reverse Stock Split;

•	the Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the Reverse Stock Split will result in a per share price that will increase the ability of Spring Bank to attract and retain employees; or

•	the market price per share will either exceed or remain in excess of the $4.00 minimum bid price as required by Nasdaq for the listing of the combined company’s common stock.

The market price of Spring Bank common stock will also be based on performance of Spring Bank and other factors, some of which are unrelated to the number of shares outstanding. If the Reverse Stock Split is effected and the market price of Spring Bank common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Spring Bank may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Spring Bank common stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Stock Split.

Principal Effects of the Reverse Stock Split

The amendment to the amended and restated certificate of incorporation of Spring Bank effecting the Reverse Stock Split is set forth in Annex C to this proxy statement/prospectus.

The Reverse Stock Split will be effected simultaneously for all outstanding shares of Spring Bank common stock. The Reverse Stock Split will affect all of the Spring Bank stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Spring Bank, except to the extent that the Reverse Stock Split results in any of the Spring Bank stockholders owning a fractional share. Common stock issued pursuant to the Reverse Stock Split will remain fully paid and nonassessable. The Reverse Stock Split does not affect the total proportionate ownership of Spring Bank following the Exchange. The Reverse Stock Split will not affect Spring Bank continuing to be subject to the periodic reporting requirements of the Exchange Act.

Spring Bank has no current plans, arrangements or understandings to issue shares that will be available and unreserved after the completion of the Exchange and the other transactions described in this proxy statement/prospectus, other than in connection with the Exchange and to satisfy obligations under the combined company’s warrants and stock options from time to time as such warrants and options are exercised. In addition to the Pre-Closing Financing and as discussed in “F-star Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources,” if the Exchange is completed, the combined company may from time to time seek to finance future cash needs through financings that may take the form of a public or private equity offering. An equity financing in addition to the Pre-Closing Financing could occur at any time, including as soon as immediately after completion of the Exchange.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Spring Bank stockholders approve the amendment to the amended and restated certificate of incorporation of Spring Bank effecting the Reverse Stock Split, and if the Spring Bank Board still believes that a reverse stock split is in the best interests of Spring Bank and its stockholders, Spring Bank will file the certificate of amendment to the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Spring Bank Board has determined to be the appropriate split effective time. The Spring Bank Board may delay effecting the Reverse Stock Split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, stockholders will be notified that the Reverse Stock Split has been effected. Spring Bank expects that the Spring Bank transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Spring Bank. In the event that Proposal No. 3 is approved and the Exchange is completed, the certificates reflecting the post-split shares will also reflect the change of the Spring Bank corporate name to “F-star Therapeutics, Inc.” No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment equal to the product of such fraction to which the stockholder would otherwise be entitled multiplied by the closing price of Spring Bank’s common stock on the Nasdaq Capital Market on the last trading day prior to the reverse stock split effective time (as adjusted to give effect to the reverse stock split), rounded up to the nearest whole cent. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

By approving the amendment to the amended and restated certificate of incorporation of Spring Bank effecting the Reverse Stock Split, stockholders will be approving the combination of three (3) to seven (7) shares of Spring Bank common stock into one share of Spring Bank common stock.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Spring Bank is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Spring Bank or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Spring Bank Board or contemplating a tender offer or other transaction for the combination of Spring Bank with another company, the Reverse Stock Split proposal is not being proposed in response to any effort of which Spring Bank is aware to accumulate shares of Spring Bank common stock or obtain control of Spring Bank, other than in connection with the Exchange, nor is it part of a plan by management to recommend a series of similar amendments to the Spring Bank Board and stockholders. Other than the proposals being submitted to the Spring Bank stockholders for their consideration at the Special Meeting, the Spring Bank Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Spring Bank. For more information, see the sections titled “Risk Factors—Risks Related to the Common Stock of Spring Bank,” and “Description of Spring Bank Capital Stock—Anti-Takeover Effects of Provisions of Delaware Law and Spring Bank’s Certificate of Incorporation and Bylaws” in this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders

Although the matter is not free from doubt, Spring Bank intends to treat the reverse stock split and the receipt of the CVRs as separate transactions for U.S. federal income tax purposes, and the following discussion assumes this treatment will be respected.

Other than cash payments for fractional shares discussed below, Spring Bank believes that no gain or loss should be recognized by a U.S. Holder upon such stockholder’s exchange of pre-split shares for post-split shares pursuant to the Reverse Stock Split. The aggregate tax basis of the post-split shares received in the Reverse Stock Split, including any fraction of a post-split share deemed to have been received, will be the same as the stockholder’s aggregate tax basis in the pre-split shares that are exchanged. A U.S. Holder’s holding period for the post-split shares will include the period during which the U.S. Holder held the pre-split shares surrendered in the Reverse Stock Split.

In general, U.S. Holders who receive cash upon redemption of their fractional share interests in the post-split shares as a result of the Reverse Stock Split, will recognize gain or loss equal to the difference between their basis in the fractional share and the amount of cash received. Such gain or loss will be capital gain or loss, and generally will constitute a long-term capital gain or loss if the U.S. Holder’s holding period in the stock surrendered is more than one year as of the effective time of the Reverse Stock Split. Long-term capital gain are currently subject to U.S. federal income tax at reduced rates in the case of non-corporate U.S. Holders. The deductibility of capital losses is subject to various limitations for corporate and non-corporate U.S. Holders. U.S. Holders who acquired different blocks of stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock surrendered in the Reverse Stock Split.

Alternative Treatment of the Reverse Stock Split and the Receipt of the CVRs as a Single Recapitalization

Notwithstanding Spring Bank’s position that the Reverse Stock Split and the receipt of the CVRs are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the Reverse Stock Split and the receipt of the CVRs constitute a single “recapitalization” for U.S. federal income tax purposes. In such case, the U.S. federal income tax consequences of the Reverse Stock Split and the receipt of CVRs would differ from those described above. Please see the section titled “Agreements Related to the Share Exchange—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs—Alternative Treatment of the Receipt of CVRs and the Reverse Stock Split as a Single Recapitalization” in this proxy statement/prospectus.

Spring Bank’s view regarding the tax consequence of the Reverse Stock Split is not binding on the IRS or the courts. Accordingly, each stockholder should consult with such stockholder’s tax advisor with respect to all of the potential tax consequences to such stockholder of the Reverse Stock Split.

Vote Required; Recommendation of Board of Directors

The affirmative vote of holders of a majority of the shares of Spring Bank common stock having voting power outstanding on the Record Date for the Special Meeting is required for approval of Proposal No. 2.

THE SPRING BANK BOARD RECOMMENDS THAT SPRING BANK STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SPRING BANK EFFECTING THE REVERSE STOCK SPLIT.

PROPOSAL NO. 3: APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SPRING BANK EFFECTING THE SPRING BANK NAME CHANGE

At the Special Meeting, Spring Bank stockholders will be asked to approve an amendment to the certificate of incorporation of Spring Bank to effect the Spring Bank Name Change. The primary reason for the Spring Bank Name Change is that management believes this will allow for brand recognition of F-star’s product candidates and product candidate pipeline following the consummation of the Exchange. Spring Bank’s management believes that the current name will no longer accurately reflect the business of Spring Bank and the mission of Spring Bank subsequent to the consummation of the Exchange.

Required Vote

The affirmative vote of holders of a majority of the shares of Spring Bank common stock having voting power outstanding on the Record Date for the Special Meeting is required for approval of Proposal No. 3.

This Proposal No. 3 is conditioned upon the consummation of the Exchange. If the Exchange is not completed or the Stockholders do not approve Proposal No. 3, Spring Bank’s name will not be changed.

THE SPRING BANK BOARD RECOMMENDS THAT SPRING BANK STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE AN AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SPRING BANK EFFECTING THE SPRING BANK NAME CHANGE.

PROPOSAL NO. 4:

APPROVAL OF POTENTIAL POSTPONEMENT OR ADJOURNMENT OF THE SPECIAL MEETING

If Spring Bank fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2 or 3, Spring Bank may propose to adjourn the Special Meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2 or 3. Spring Bank currently does not intend to propose adjournment at the Special Meeting if there are sufficient votes to approve Proposal Nos. 1, 2 and 3.

Required Vote

The affirmative vote of a majority of the voting power of the votes cast at the Special Meeting and voting affirmatively or negatively on the matter is required for the approval of Proposal No. 4.

THE SPRING BANK BOARD RECOMMENDS THAT THE SPRING BANK STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO POSTPONE OR ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2 or 3.

SPRING BANK BUSINESS

Spring Bank is a clinical-stage biopharmaceutical company engaged in the discovery and development of novel therapeutics for the treatment of a range of cancers and inflammatory diseases using its proprietary small molecule nucleotide platform. Spring Bank designs its compounds to selectively target and modulate the activity of specific proteins implicated in various disease states. Spring Bank’s internally-developed programs are primarily designed to stimulate and/or dampen immune responses to achieve a desired therapeutic effect. Spring Bank is devoting its resources to advancing multiple programs in its STING (STimulator of INterferon Genes) product portfolio, including its STING agonist clinical program in oncology, its STING antagonist compounds for inflammatory diseases, and its STING agonist antibody drug conjugate (“ADC”), program for oncology.

Until January 2020, Spring Bank had been developing inarigivir, an investigational orally-administered RIG-I agonist compound, as a potential treatment for chronic hepatitis B virus (“HBV”). In April 2019, Spring Bank launched two Phase 2 global trials (CATALYST 1 and CATALYST 2) examining the administration of inarigivir 400mg as monotherapy and co-administered with a nucleotide in naïve and virally suppressed chronic HBV patients. On January 29, 2020, Spring Bank announced that it was terminating all clinical development of inarigivir due to the occurrence of unexpected serious adverse events, including one patient death, in its Phase 2b CATALYST 2 trial.

Following an extensive process of evaluating strategic alternatives for Spring Bank and identifying and reviewing potential candidates for a strategic acquisition or other transaction, on July 29, 2020, Spring Bank and F-star entered into the Exchange Agreement under which Spring Bank would acquire all outstanding F-star share capital. If the Exchange is completed, the business of F-star will continue as the business of the combined company, as described in the section titled “F-star Business” in this proxy statement/prospectus.

Spring Bank expects to devote significant time and resources to completion of the Exchange. However, there can be no assurance that such activities will result in the completion of the Exchange. Further, the completion of the Exchange ultimately may not deliver the anticipated benefits or enhance shareholder value.

If the Exchange is not completed, Spring Bank will reconsider its strategic alternatives and could pursue any one of the following courses of action if the Exchange with F-star is not completed:

•	Continue its business as currently conducted. Spring Bank may choose to continue to conduct its business, including the continued development of its STING programs.

•	Pursue another strategic transaction. Spring Bank may resume its process of evaluating a potential strategic transaction.

•

Dissolve and liquidate its assets. If, for any reason, the Exchange does not close and the Spring Bank Board determines to sell or otherwise dispose of the various assets of Spring Bank, any remaining cash proceeds would be distributed to its stockholders. In that event, Spring Bank would be required to wind down its clinical trials, pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there would be no assurances as to the amount or timing of available cash remaining to distribute to stockholders after paying the Spring Bank obligations and setting aside funds for reserves.

Spring Bank’s Business and Programs

The pandemic caused by an outbreak of a new strain of coronavirus (the “COVID-19 pandemic”) that is affecting the U.S. and global economy and financial markets is also impacting Spring Bank’s employees, patients, communities and business operations. The full extent to which the COVID-19 pandemic will directly or indirectly impact Spring Bank’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19, the actions taken to contain it or treat its impact and the economic impact on local, regional, national and international markets. Spring Bank’s management is actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, industry, and workforce. The paragraphs that describe the impacts of the COVID-19 pandemic on Spring Bank’s clinical and preclinical development programs.

Spring Bank is developing novel treatments for diseases with high unmet need in the therapeutic fields of immuno-oncology and inflammation. Spring Bank’s internally-developed pipeline focuses on the STING pathway and includes its STING agonist, STING antagonist, and STING agonist ADC programs.

STING Agonist Program

Spring Bank is developing multiple STING agonist compounds as potential immunotherapeutic agents for the treatment of selected cancers. Immunotherapy has emerged in recent years as a transformative approach for the treatment of cancer. The induction of interferons and interferon-stimulated genes in tumor cells and within the tumor microenvironment has been shown to modulate the host-immune response and induce apoptosis of tumor cells. Activation of the STING pathway can result in the induction of cellular interferons and cytokines while promoting a strong anti-tumor response through the induction of innate and adaptive immune responses. Therapeutically targeting the STING pathway could turn an immunologically “cold” tumor into a “hot” one, making it more likely to respond to other forms of immunotherapy, such as immune checkpoint inhibitors.

Spring Bank is developing its lead STING agonist product candidate, SB 11285, as a next-generation immunotherapeutic cyclic dinucleotide for the treatment of selected cancers. In Spring Bank’s preclinical studies in multiple tumor-derived cell lines, Spring Bank has observed SB 11285 to cause the induction of cytokines consistent with engagement of the STING target, as well as cell death and apoptosis. Based on Spring Bank’s preclinical studies performed to date, SB 11285 has demonstrated efficacy in multiple rodent tumor models when administered intravenously or intratumorally. Spring Bank believes that SB 11285 may be administered clinically by multiple routes of administration, enabling SB 11285 to target a variety of tumors at various anatomic sites. Furthermore, SB 11285 has the potential to be used in combination with other therapeutic modalities to enhance efficacy.

SB 11285 is currently being evaluated as an intravenously (IV)-administered monotherapy in a Phase 1a/1b multicenter, dose escalation clinical trial in patients with advanced solid tumors. Phase 1a of this trial is a dose-escalation study with IV SB 11285 monotherapy which allows combination with a checkpoint inhibitor after the completion of the first two cohorts of the trial. Phase 1b of this trial is designed to explore IV SB 11285 antitumor activity in combination with a checkpoint inhibitor in tumor types expected to be responsive to immunotherapy. This trial is designed to determine a recommended Phase 2 dose in combination with a checkpoint inhibitor. In February 2020, Spring Bank entered into a clinical collaboration with Roche for the use of Roche’s PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®) in the combination cohorts of this trial.

Spring Bank initiated dosing in the initial monotherapy cohort of this Phase 1 trial in the fourth quarter of 2019 and has since completed two additional dose-escalating monotherapy cohorts. In August 2020, Spring Bank initiated the first combination cohort of this Phase 1 trial examining the co-administration of SB 11285 and atezolizumab. Although several of the institutions involved in the conduct of this trial have suspended patient enrollment in all of their clinical trials due to the COVID-19 pandemic, Spring Bank has been able to continue dosing patients in this trial at two key sites and completed the dosing of patients in the third cohort in August 2020. Depending on whether Spring Bank is able to continue enrolling and dosing patients in this Phase 1 trial, it plans to complete the fourth monotherapy cohort during the fourth quarter of 2020. Spring Bank anticipates that it will announce monotherapy data in the fourth quarter of 2020 and hopes to generate sufficient data from the Phase 1a/1b IV STING agonist program by the end of the first half of 2021 to enable advancement into a Phase 2 clinical trial. While Spring Bank currently anticipates this Phase 1 trial will remain open and currently enrolled patients will continue on study, all clinical sites activated for the study may determine to stop enrolling and/or dosing patients as a result of the impact of the COVID-19 pandemic, which has the potential to impact both the advancement into combination cohorts and the availability of data in 2020 and the first half of 2021.

STING Antagonist Program

Spring Bank is exploring the use of its novel STING antagonist compounds for the treatment of certain autoimmune and inflammatory diseases where the STING pathway is involved. Spring Bank’s STING antagonists are selectively designed to block aberrant activation of the STING pathway, which contributes to the causes of certain autoimmune and inflammatory diseases, including STING-associated vasculopathy with onset in infancy (SAVI), systemic lupus erythematosus (SLE) and other proinflammatory-mediated diseases. Spring

Bank has developed and intend to continue to develop several potent inhibitors with favorable drug-like properties to allow for once a day dosing by the oral route of administration.

In July 2019, at the Autoimmunity Conference organized by the Federation of American Societies for Experimental Biology, Spring Bank presented preclinical data from a novel STING antagonist compound, which showed potent inhibition of interferon-beta and other pro-inflammatory cytokines in in vitro models containing wild type or mutant STING. In vivo administration of one of the candidate compounds antagonized STING-specific mediated interferon and cytokine production in the blood, spleen and liver in mice, suggesting the potential that this compound may have for therapeutic applications in interferonopathies, as well as in autoimmune and inflammatory diseases. Furthermore, in August 2019, Spring Bank entered into a research agreement with the University of Texas Southwestern Medical School to evaluate its small molecule STING antagonist compounds in relevant disease models.

Spring Bank plans to initiate IND-enabling activities for its lead, orally-available STING antagonist product candidate, SB 11736, in early 2021.

STING Agonist ADC Program

ADCs represent a novel platform to enable the targeted delivery of payload molecules. Conjugation of a payload molecule to an antibody that has its own efficacy profile could allow for a single drug with enhanced potency and safety compared to either mechanism alone. Spring Bank believes the chemistry used to develop its STING agonists is differentiated from first generation STING agonists because preclinical studies have shown that its molecules allow for site-specific conjugation to other therapeutic modalities, including antibodies, to form ADCs. Spring Bank’s STING agonists, in combination with an antibody to form an ADC, could provide targeted delivery to the tumor site to better achieve anti-tumor efficacy.

Potential COVID-19 Therapeutic Applications

In April 2020, Spring Bank announced that it is exploring programs and collaborations to study its portfolio of RIG-I agonist and STING agonist compounds as potential therapeutics and vaccine adjuvants for SARS-CoV-2, the virus responsible for COVID-19. Spring Bank is collaborating with the National Institute of Allergy and Infectious Diseases (“NIAID”) to examine multiple compounds from its RIG-I agonist and STING agonist portfolio in the Middle East Respiratory Syndrome Coronavirus (“MERS-CoV”) assay and the SARS-CoV-2 antiviral assay. Spring Bank is also pursuing the inclusion of inarigivir, a RIG-I agonist, as an adjuvant therapy in ongoing clinical trials involving Bacille Calmette-Guerin (BCG) vaccines against SARS-CoV-2.

SB 11285 Phase 1a/1b Clinical Trial

Spring Bank is developing its lead STING agonist product candidate, SB 11285, as a next-generation immunotherapeutic agent for the treatment of selected cancers. Spring Bank believes that SB 11285 may be administered clinically by multiple routes of administration, enabling SB 11285 to target a variety of tumors at various anatomic sites.

The objectives of Spring Bank’s Phase 1a/1b clinical trial include determining a safe and pharmacodynamically active dose of intravenously-administered SB 11285 and preliminary assessment of antitumor activity/efficacy. The Phase 1a dose escalation study is designed to evaluate ascending doses of SB 11285 with respect to dose-limiting toxicities, maximum tolerated dose, and to determine a recommended phase 2 dose as well as the pharmacokinetic/pharmacodynamic profile as monotherapy and in combination with a checkpoint inhibitor. The expansion cohorts of the trial are designed to explore signs of efficacy in pre-specified tumor types using the recommended phase 2 dose of SB 11285 in combination with a checkpoint inhibitor and to assess the safety profile of the combination in treated patients. Spring Bank expects the tumors that Spring Bank intends to explore to be responsive to immunotherapy.

The American Cancer Society projected that in the United States over 1.75 million new cases of cancer were to be diagnosed and over 600,000 people would die from the disease in 2019, highlighting the significant medical need in patients with cancer. Current standard of care approaches to treating patients with cancer include several different modalities, such as surgery, radiotherapy, cytotoxic chemotherapy and immunotherapy as single modalities or as combination therapies. In recent years, immunotherapy or therapeutic agents designed to engage the immune system, such as checkpoint inhibitors (including PD-1/PD-L1, and CTLA4) have shown significant clinical responses in the management and treatment of solid tumors. The efficacy of checkpoint inhibitors illustrates that cancer immunotherapy can be successfully implemented in routine clinical practice. However, a substantial proportion of patients do not achieve significant clinical benefit from treatment with checkpoint inhibitors, underscoring the need to identify additional strategies, which may include a STING agonist, to treat cancer. Spring Bank has shown that after administration of its STING agonist in the preclinical setting, there is up-regulation of the PD-1 molecule, which Spring Bank believes underscores the potential utility of its approach to employ the activity of a PD-1 checkpoint inhibitor.

Trial Design

Spring Bank is conducting a Phase 1a/1b, multicenter, open-label, non-randomized, dose-escalation and cohort expansion study to examine the dose-limiting toxicities, maximum tolerated dose and recommended Phase 2 dose of SB 11285 administered as an IV infusion in patients with advanced solid tumors. Phase 1a of the study will assess the safety and tolerability of SB 11285 as monotherapy in eligible patients with any advanced solid tumors. Phase 1b will assess the safety and tolerability of SB 11285 in combination with a checkpoint inhibitor in patients with advanced solid tumors. Spring Bank anticipates that Phase 2 of this trial will further evaluate the combination of the recommended Phase 2 dose of SB 11285 and checkpoint inhibitor(s) in the following tumor type cohorts:

•	Cohort A: Melanoma

•	Cohort B: Head and neck squamous cell carcinoma (HNSCC)

•	Cohort C: Tumors other than Cohort A and B (Naïve or relapsed refractory to anti PD-1/PD-L1)

In Phase 1a of the trial, monotherapy dose escalation, patients who meet eligibility criteria receive IV SB 11285 as monotherapy weekly on Days 1, 8, 15, and 22 of repeated 28-day cycles in escalating doses. Once the second dose level of the Phase 1a monotherapy cohort has been evaluated by the Safety Review Committee (SRC) and has been found to be well-tolerated to escalate to the third dose level, Spring Bank will begin enrollment in the first dose level of the Phase 1b portion of the trial, involving combination dose escalation (SB 11285 in combination with a checkpoint inhibitor).

Both Phases 1a and 1b of the study will use a standard 3+3 dose-escalation design with the dose escalated in successive cohorts of 3 to 6 patients each within each cohort in an open-label fashion. Once a cohort has been deemed well-tolerated and the study is cleared by the SRC to proceed with the next cohort, additional enrollment into previously cleared cohorts may be performed for further characterization of pharmacokinetics and pharmacodynamics, up to 6 patients per cohort.

Rationale for Selection of Tumors in Expansion Cohorts

The second part of the Phase 1 trial is designed to explore antitumor activity in pre-specified tumor types, confirm the safety and tolerability of SB 11285 in combination with a checkpoint inhibitor, and confirm the recommended Phase 2 dose. The pre-specified tumor type cohorts, melanoma and HNSCC, are designed to provide an initial understanding of the combination of SB 11285 and a checkpoint inhibitor and the associated level of antitumor activity in relapsed/refractory patients. The activity of SB 11285 with a checkpoint inhibitor will also be assessed in patients in a third cohort with other tumor types which are relapsed/refractory or naïve to PD-/PD-L1. Any demonstration of clinical activity in these patients could also enable an exploration of patient characteristics that may influence activity, as well as support subsequent studies combining SB 11285 with other therapies.

Additional Clinical Development Plans

After completion of Spring Bank’s initial Phase 1 studies and subject to obtaining additional financing, Spring Bank plans to develop intravenously administered SB 11285 in combination with different oncology treatment modalities with further exploration of different routes of administration and with other treatment modalities in various tumor types. Spring Bank plans to explore intratumoral administration of SB 11285 in hepatocellular carcinoma (HCC). With respect to other treatment modalities, Spring Bank intends to explore the combination of SB 11285 with radiation, chemotherapy, complimentary immune-mediated mechanisms and precision therapies.

Intellectual Property

Spring Bank’s success will depend upon Spring Bank’s ability, and upon the ability of any future collaborators of Spring Bank, to obtain and maintain intellectual property protection in the United States and other key pharmaceutical markets around the world for its product candidates and technologies, defend and enforce its intellectual property rights, preserve the confidentiality of its trade secrets and operate without infringing valid and enforceable intellectual property rights of others. Spring Bank has sought, and plan to continue to seek, patent protection in the United States and other key pharmaceutical markets, that is intended to cover the composition of matter of its product candidates, their methods of use, related technologies and other inventions that are important to its business. In addition to patent protection, Spring Bank also relies on trade secrets to protect aspects of its business that are not amenable to, or that Spring Bank does not consider appropriate for, patent protection.

Spring Bank has devoted considerable effort and resources to build a substantial patent estate designed to provide multiple levels of protection for its product candidates. As of September 30, 2020, Spring Bank owned 14 patent families relating to the STING pathway. Spring Bank holds 30 U.S. provisional patent applications, five U.S. nonprovisional patent applications, 11 international (PCT) patent applications, 41 foreign patent applications, and two foreign patents, which include claims relating to compositions of matter and various methods of using its STING pathway technology. If any of these patent applications are issued, the patents would be expected to begin to expire in 2037, without considering any potential patent term adjustments or extensions.

In each case, Spring Bank owns or holds the exclusive license to the foregoing patents and patent applications. Spring Bank is not aware of any contested proceeding or third-party claims that cover any of its patents or patent applications.

The actual protection afforded by a particular patent varies from country to country and depends upon many factors, including the type of patent, the scope of its coverage and the availability of legal remedies in the country in which it issued.

The term of individual patents depends upon the legal term of patents in the countries in which they are obtained. In most countries in which Spring Bank files, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. If Spring Bank’s product candidates receives FDA approval, Spring Bank intends to apply for patent term extensions, if available, to extend the term of patents that cover the approved product candidates. Spring Bank also intends to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with its assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

Manufacturing

Spring Bank does not currently own or operate manufacturing facilities for production of clinical or commercial quantities of any of its compounds or their components. To date, Spring Bank has only manufactured supplies of drug substance for use in its preclinical studies at its own facilities and have contracted with several third-party contract manufacturing organizations for the supply of drug substance and finished product to meet its needs for preclinical testing, including toxicology studies and clinical trials. Spring Bank believes that each of these suppliers has sufficient capacity to meet its needs, and that adequate alternative sources exist. Spring Bank typically orders drug substance and clinical trial supplies on a work order basis and do not enter into long-term dedicated capacity or minimum supply arrangements. However, there is a risk that, if supplies are interrupted, it would materially harm its business.

In the ordinary course of its business, Spring Bank explores additional sources of supply and believe that Spring Bank will have additional manufacturer (s) in place in the future for the manufacture of clinical drug supply. If the supply of drug substance is insufficient to complete its trials or Spring Bank is unable to obtain alternative sources of supply on favorable terms, on a timely basis or at all, its business may be adversely affected. Spring Bank expects to continue to rely on third-party contract manufacturing organizations for the supply of drug substance and clinical trial supplies for its compounds for the foreseeable future.

Manufacturing is subject to extensive regulation that imposes various procedural and documentation requirements that govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance. Spring Bank is reliant on its contract manufacturers to comply with these requirements, including manufacturing its compounds for use in clinical trials under current Good Manufacturing Practice (“cGMP”), conditions. cGMP is a regulatory standard for the production of pharmaceuticals intended for use in humans.

Sales and Marketing

Given its stage of development, Spring Bank has not yet established a commercial organization or distribution capabilities, nor have Spring Bank entered into any collaboration or co-promotion arrangements. Spring Bank may build focused capabilities in the United States to commercialize development programs where Spring Bank believes that the medical specialists for the indications are sufficiently concentrated to allow Spring Bank to promote the product effectively with a targeted sales team. Spring Bank could engage in strategic relationships with biotechnology and pharmaceutical companies to accelerate the development of its programs and/or realize greater value for its shareholders due to faster access to broader geographic markets or the pursuit of broader patient populations or indications.

Competition

The development and commercialization of new drug products is highly competitive and characterized by rapid and substantial technological development and product innovations. Spring Bank faces competition with respect to its current product candidates and will face competition with respect to any product candidates that Spring Bank may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide.

Spring Bank’s STING agonist program will face significant competition from companies in the immuno-oncology area. Numerous companies are developing STING agonists. Below is a selected listing of companies that Spring Bank is aware of that are developing STING agonists in different phases of clinical development.

Compound	Company	Phase	Delivery
ADU-S100	Aduro Biotech	Phase I	Intratumoral
MK-1454	Merck	Phase I	Intratumoral
MK-2118	Merck	Phase I	Intratumoral
SYMB1891	Synlogic, Inc.	Phase I	Intratumoral
BMS-986301	Bristol-Meyers Squibb	Phase I	Intratumoral or Intramuscular
GSK532	GlaxoSmithKline	Phase I	Intravenous
ExoSTING	Codiak Biosciences	Preclinical	Intratumoral
E7766	Eisai Co., Ltd.	Preclinical	Intratumoral
CRD5500	Curadev Pharma	Preclinical	Intratumoral or antibody conjugated
TTI-10001	Trillium Therapeutics	Preclinical	Intratumoral
SR-8314	Stingray Therapeutics	Preclinical	Intraperitoneal

Spring Bank is also aware that some of these same companies, as well as others, are pursuing the development of STING antagonist candidates for treatment of autoimmune and inflammatory diseases.

Many of the companies against which Spring Bank is competing or against which it may compete in the future have significantly greater financial resources, established presence in the market and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Spring Bank does. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of its competitors.

Spring Bank competes with the biotechnology companies listed above and others in recruiting and retaining qualified scientific, sales and marketing and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs.

The key competitive factors affecting the success of SB 11285 and any other product candidates that Spring Bank develops, if approved, are likely to be their efficacy, safety, convenience, price and the availability of reimbursement from government and other third-party payors.

Spring Bank’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that Spring Bank may develop. Spring Bank’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Spring Bank may obtain approval for itself, which could result in its competitors establishing a strong market position before Spring Bank is able to enter the market. In addition, Spring Bank’s ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of lower cost products.

Government Regulation and Product Approvals

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union (“EU”) extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of pharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA approves and regulates drugs under the FDCA, and implementing regulations. The failure to comply with requirements under the FDCA and other applicable laws at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice (“GLP”) regulations;

•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;

•	approval by an independent institutional review board (“IRB”) representing each clinical site before each clinical trial may be initiated;

•

performance of adequate and well-controlled human clinical trials in accordance with good clinical practices (“GCP”) to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application (“NDA”) requesting marketing for one or more proposed indications;

•	review by an FDA advisory committee, where appropriate or if applicable;

•

satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA; and

•

compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (“REMS”), and the potential requirement to conduct post-approval studies.

Preclinical Studies

Before an applicant begins testing a compound with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage. Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as in vitro and animal studies to assess the potential safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA can place an IND on clinical hold at any point in development, and depending upon the scope of the hold, clinical trial(s) may not restart until resolution of the outstanding concerns to the FDA’s satisfaction. For additional information on clinical trials, see the section titled “F-star Business—Governmental Regulation and Product Approval” of this proxy statement/prospectus.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval. Specifically, on April 28, 2008, the FDA amended its regulations governing the acceptance of foreign clinical studies not conducted under an investigational new drug application as support for an IND or a NDA. The final rule provides that such studies must be conducted in accordance with GCP, including review and approval by an independent ethics committee and informed consent from subjects. The GCP requirements in the final rule encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.

Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, purity and potency of the final drug. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Review of an NDA by the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.3 million, and the sponsor of an approved NDA is subject to annual product and establishment user fees, currently exceeding $114,000 per product and $585,000 per establishment. These fees typically increase annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for drugs with orphan designation and a waiver for certain small businesses.

The FDA conducts a preliminary review of an NDA generally within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Under that agreement, 90% of applications seeking approval of New Molecular Entities (“NMEs”), are meant to be reviewed within ten months from the date on which FDA accepts the NDA for filing, and 90% of applications for NMEs that have been designated for “Priority Review” are meant to be reviewed within six months of the filing date. For applications seeking approval of drugs that are not NMEs, the ten-month and six-month review periods run from the date that FDA receives the application. The FDA may extend the review process and the Prescription Drug User Fee Act goal date for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including drug component manufacturing (e.g., active pharmaceutical ingredients), finished drug product manufacturing and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities comply with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events and whether the product is an NME. REMS can include medication guides, physician communication plans for healthcare professionals and elements to assure safe use (“ETASU”). ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and using of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if the product is intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are Fast Track Designation, Breakthrough Therapy Designation and Priority Review Designation.

Specifically, the FDA may designate a product for Fast Track review if the product is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the FDA may withdraw the Fast Track Designation if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, in 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act (“FDASIA”). This law established a new regulatory scheme allowing for expedited review of products designated as Breakthrough Therapies. A product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for priority review if it is a product designed to treat a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes and evidence of safety and effectiveness in a new subpopulation. A Priority Review Designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, breakthrough therapy designation and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (“IMM”), and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on an NDA

Based on the FDA’s evaluation of an NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of an NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, suspension of the approval, or complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (“PDMA”), and its implementing regulations, as well as the Drug Supply Chain Security Act (“DSCA”), which regulate the distribution and tracing of prescription drugs and prescription drug samples at the federal level and set minimum standards for the regulation of drug distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the DSCA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.

For additional information see the section titled “F-star Business—Government Regulation and Product Approval: U.S. Post-Approval Requirements” of this proxy statement/prospectus.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress established an abbreviated regulatory scheme authorizing the FDA to approve generic drugs that are shown to contain the same active ingredients as, and to be bioequivalent to, drugs previously approved by the FDA pursuant to NDAs. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application (“ANDA”), to the agency. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, bioequivalence, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. ANDAs are “abbreviated” because they generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, in support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference-listed drug (“RLD”).

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, the strength of the drug and the conditions of use of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug…”

Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity (“NCE”). For the purposes of this provision an NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of exclusivity if an NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product. The FDA typically makes decisions about awards of data exclusivity shortly before a product is approved.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act (“PREA”), an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the FDASIA in 2012, sponsors must also submit pediatric study plans prior to the assessment of data. FDASIA sets forth the specific timing of the submission of the pediatric study plan. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and any other information required by regulation. The applicant, the FDA and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless and until the FDA promulgates a regulation stating otherwise, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. With regard to patents, the six-month pediatric exclusivity period will not attach to any patents for which an ANDA or 505(b)(2) applicant submitted a paragraph IV patent certification, unless the NDA sponsor or patent owner first obtains a court determination that the patent if valid and infringed by the proposed product.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition, generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product. A company must request orphan drug designation before submitting an NDA for the drug and rare disease or condition. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not shorten the Prescription Drug User Fee Act (“PDUFA”) goal dates for the regulatory review and approval process, although it does convey certain advantages such as tax benefits and exemption from the PDUFA application fee.

If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same drug for the same indication for seven years, except in certain limited circumstances. Orphan drug exclusivity does not block the approval of a different drug for the same rare disease or condition, nor does it block the approval of the same drug for different indications. If a drug designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity. Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same drug for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension, also known as patent term restoration, under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. Patent term extension is generally available only for drug products whose active ingredient has not previously been approved by the FDA. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date. Patent term extension cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The United States PTO reviews and approves the application for any patent term extension in consultation with the FDA.

Review and Approval of Drugs Outside the United States

In addition to regulations in the United States, a manufacturer is subject to a variety of regulations in foreign jurisdictions to the extent they choose to sell any drug products outside the United States. Even if a manufacturer obtains FDA approval of a product candidate, it must still obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. To obtain regulatory approval of an investigational drug or biological product in the EEA a manufacturer must submit a marketing authorization application to the European Commission and EU Member State Competent Authorities. For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, clinical trials are to be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Clinical Trial Approval in the EU

Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, an applicant must obtain the approval from the competent national authority of the EU Member State in which the clinical trial is to be conducted. If the clinical trial is conducted in different EU Member States, the competent authorities in each of these EU Member States must provide their approval for the conduct of the clinical trial. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion.

In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. The new Clinical Trials Regulation will be directly applicable in and binding in all EU Member States without the need for any national implementing legislation. It will overhaul the current system of approvals for clinical trials in the EU. Specifically, the new legislation aims at simplifying and streamlining the approval of clinical trials in the EU. Under the new coordinated procedure for the approval of clinical trials, the sponsor of a clinical trial will be required to submit a single application for approval of a clinical trial to a reporting EU Member State (RMS) through an EU Portal. The submission procedure will be the same irrespective of whether the clinical trial is to be conducted in a single EU Member State or in more than one EU Member State. The Clinical Trials Regulation also aims to streamline and simplify the rules on safety reporting for clinical trials.

Marketing Authorization

In the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization (“MA”).

There are two types of MAs:

•

Community MAs, which are issued by the European Commission through the Centralized Procedure, providing for the grant of a single marketing authorization following a favorable opinion of the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA and which is valid throughout the entire territory of the European Economic Area (“EEA”). The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the Centralized Procedure, the maximum timeframe for the evaluation of an MA application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when the authorization of a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. Under the accelerated procedure the standard 210-day review period is reduced to 150 days.

•

National MAs, which are issued by the competent authorities of the Member States of the “EEA” and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual

Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all EU Member States.

An MA may be granted only to an applicant established in the EU. Regulation No. 1901/2006 provides that prior to obtaining an MA in the EU, an applicant must demonstrate compliance with all measures included in a Pediatric Investigation Plan (“PIP”), approved by the Pediatric Committee of the EMA, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver or a deferral for one or more of the measures included in the PIP.

Regulatory Data Exclusivity in the EU

In the EU, innovative medicinal products authorized in the EU on the basis of a full MA application (as opposed to an application for an MA that relies on data available in the MA dossier for another, previously approved, medicinal product) are entitled to eight years of data exclusivity. During this period, applicants for authorization of generics of these innovative products cannot rely on data contained in the MA dossier submitted for the innovative medicinal product. During an additional two-year period of market exclusivity, a generic MA application can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of Authorization and Renewals in the EU

An MA is valid for five years, in principle, and it may be renewed after five years based on a reevaluation of the risk-benefit balance by the EMA or by the competent authority of the relevant EU Member State. To that end, the MA holder must provide the EMA or the relevant competent authority of the EU Member State with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the MA was granted, at least six months before the MA ceases to be valid. Once renewed, the MA is valid for an unlimited period, unless the European Commission or the relevant competent authority of the EU Member State decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any MA that is not followed by the marketing of the medicinal product on the EU market (in the case of the centralized procedure) or on the market of the EU Member State which delivered the MA within three years after authorization ceases to be valid (the so-called subset clause).

Regulatory Requirements after Marketing Authorization

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA and the competent authorities of the individual EU Member States both before and after grant of the manufacturing and marketing authorizations.

The holder of an EU MA for a medicinal product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products. These rules can impose on central marketing authorization holders for medicinal products the obligation to conduct a labor-intensive collection of data regarding the risks and benefits of marketed products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies.

The manufacturing process for medicinal products in the EU is highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations. Manufacturing requires a manufacturing authorization, and the manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU. Similarly, the distribution of medicinal products into and within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States.

In the EU, the advertising and promotion of Spring Bank’s products are subject to EU Member States’ laws governing promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. In addition, other legislation adopted by individual EU Member States may apply to the advertising and promotion of medicinal products. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, (“SmPC”), as approved by the competent authorities. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. The off-label promotion of medicinal products is prohibited in the EU. The applicable laws at EU level and in the individual EU Member States also prohibit the direct-to-consumer advertising of prescription-only medicinal products. These laws may further limit or restrict the advertising and promotion of Spring Bank’s products to the general public and may also impose limitations on Spring Bank’s promotional activities with healthcare professionals.

Orphan Drug Designation and Exclusivity in the EU

Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives the medicinal product is unlikely to be developed. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the medicinal product will be of significant benefit to those affected by that condition. Once authorized, orphan medicinal products are entitled to ten years of market exclusivity in all EU Member States and in addition a range of other benefits during the development and regulatory review process including scientific assistance for study protocols, authorization through the centralized marketing authorization procedure covering all member countries and a reduction or elimination of registration and marketing authorization fees. However, an MA may be granted to a similar medicinal product with the same orphan indication during the ten-year period with the consent of the MA holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. An MA may also be granted to a similar medicinal product with the same orphan indication if this product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. In addition, the period of market exclusivity may be reduced to six years if it can be demonstrated based on available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity.

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use Spring Bank’s products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of Spring Bank’s products. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Even if Spring Bank’s product candidate is approved, sales of its products will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, such products. For additional information, see “F-star Business—Government Regulation and Product Approval: Coverage, Pricing, and Reimbursement” of this proxy statement/prospectus.

Outside the United States, ensuring adequate coverage and payment for Spring Bank’s product candidates will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require Spring Bank to conduct a clinical trial that compares the cost effectiveness of its product candidate or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in Spring Bank’s commercialization efforts.

In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the EU provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU member states may approve a specific price for a product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Spring Bank’s products, if approved in those countries.

Healthcare Law and Regulation

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching physicians and patient privacy laws and regulations and other healthcare laws and regulations that may constrain Spring Bank’s business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations are detailed in the section entitled “F-star Business—Government Regulation and Product Approval: Anti-Kickback, False Claims, Physician Payments Sunshine and Other U.S. Healthcare Laws” of this proxy statement/prospectus.

Healthcare Reform

A primary trend in the United States healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States.

By way of example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, President Obama signed into law the PPACA, which, among other things, includes changes to the coverage and payment for products under government healthcare programs. Among the provisions of the PPACA of importance to Spring Bank’s potential drug candidates are:

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an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

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established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research;

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the Independent Payment Advisory Board (“IPAB”) which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. However, the IPAB implementation has been not been clearly defined. PPACA provided that under certain circumstances, IPAB recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings; and

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established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

For other legislative changes, see the section titled “F-star Business: Government Regulations and Product Approval: Healthcare Reform” of this proxy statement/prospectus. There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenues from product candidates that Spring Bank may successfully develop and for which it may obtain marketing approval and may affect its overall financial condition and ability to develop product candidates.

Employees

As of September 30, 2020, Spring Bank had 13 full-time permanent employees, of which seven work in administration and operations and six work in research and development. Seven of its 13 full-time permanent employees hold a Ph.D. or M.D. degree. Spring Bank has no collective bargaining agreements with its employees and has not experienced any work stoppages. Spring Bank considers its relations with its employees to be good.

Properties

Spring Bank’s current operations are based in Hopkinton, Massachusetts. A description of the facilities Spring Bank leases as of September 30, 2020 is included in the table below.

Location	Primary Use	Approximate Square Footage	Lease Expiration Date	Renewal Option
35 Parkwood Drive, Suite 210, Hopkinton, Massachusetts	Corporate headquarters	31,315	October 2028	One five-year term

Legal Proceedings

As set forth below, certain Spring Bank stockholders have filed complaints against Spring Bank, the members of the Spring Bank Board and/or F-star relating to the Exchange and the registration statement filed in connection therewith.

On September 3, 2020, a Spring Bank stockholder filed a complaint in the United States District Court for the Southern District of New York (Lenthall v. Spring Bank Pharmaceuticals, Inc. et al, Case No. 1:20-cv-07219 (S.D.N.Y.)), against Spring Bank and the members of the Spring Bank Board of Directors (the “individual defendants”), alleging violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and as against the individual defendants, alleging violations of Section 20(a) of the Exchange Act and of Delaware state law. The plaintiff alleges that the defendants made materially misleading disclosures in the registration statement, of which this proxy statement/prospectus forms a part, in connection with the proposed Exchange, by allegedly omitting material information with respect to (i) financial projections prepared by Spring Bank’s and F-star’s management, (ii) Ladenburg’s Opinion and (iii) any financial analyses conducted on Spring Bank. The plaintiff in Lenthall seeks declaratory and injunctive relief to enjoin the Exchange as well as damages and attorneys’ and experts’ fees.

On September 8, 2020, in the United States District Court for the District of Delaware, a purported class action (Adam Franchi v. Spring Bank Pharmaceuticals, Inc. et al, Case No. 1:20-cv-01198 (D. Del.)) was filed against Spring Bank, members of the Spring Bank Board of Directors and F-star, alleging violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and as against the individual defendants, alleging violations of Section 20(a) of the Exchange Act. This complaint alleges that the defendants made materially misleading disclosures in the registration statement, of which this proxy statement/prospectus forms a part, in connection with the proposed Exchange, by allegedly omitting material information with respect to (i) financial projections prepared by Spring Bank’s and F-star’s management, (ii) the confidentiality agreements entered into by Spring Bank prior to its engagement of Ladenburg, (iii) the process leading up to the execution of the Exchange Agreement and (iv) any financial analyses performed by Ladenburg. The plaintiff in Franchi seeks declaratory and injunctive relief to enjoin the Exchange; or in the event of consummation of the Exchange, rescissory damages against the defendants; filing by the defendants of a Registration Statement deemed not to be materially misleading by the plaintiff; and attorneys’ and experts’ fees.

On September 18, 2020, in the United States District Court for the Southern District of New York, another Spring Bank stockholder filed a complaint (Arshad v. Spring Bank Pharmaceuticals, Inc., et al., Case No. 1:20-cv-07723 (S.D.N.Y.)), against Spring Bank and the members of the Spring Bank Board of Directors, alleging violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and as against the individual defendants, alleging violations of Section 20(a) of the Exchange Act. The plaintiff alleges that the defendants made materially misleading disclosures in the registration statement, of which this proxy statement/prospectus forms a part, in connection with the proposed Exchange, by allegedly omitting material information with respect to (i) financial projections prepared by Spring Bank’s and F-star’s management, (ii) Ladenburg’s Opinion and (iii) the process relating to the Exchange. The plaintiff in Arshad seeks declaratory and injunctive relief to enjoin the Exchange; or in the event of consummation of the Exchange, rescissory damages against the defendants; filing by the defendants of a Registration Statement deemed not to be materially misleading by the plaintiff; and attorneys’ and experts’ fees.

Each of the defendants believes that the complaints are without merit and intend to defend against them vigorously. There can be no assurance, however, that any defendant will be successful. At present, each defendant is unable to estimate potential losses, if any, related to the lawsuits.

From time to time, Spring Bank may become involved in legal proceedings arising in the ordinary course of its business. Spring Bank is not presently a party to any material litigation or, except as described above, to any litigation relating to the Exchange.

Corporate Information

Spring Bank was incorporated under the laws of the Commonwealth of Massachusetts as Spring Bank Technologies, Inc. on October 7, 2002. On May 12, 2008, Spring Bank filed a certificate of incorporation in the State of Delaware and changed its state of incorporation to Delaware and its name to Spring Bank Pharmaceuticals, Inc. Its principal executive offices are located at 35 Parkwood Drive, Suite 210, Hopkinton, MA 01748 and its telephone number is (508) 473-5993. Its website address is www.springbankpharm.com. The information contained in, or accessible through, its website does not constitute a part of this proxy statement/prospectus.

Available Information

You may obtain free copies of Spring Bank’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after they are electronically filed or furnished to the Securities and Exchange Commission,( the “SEC”) on Spring Bank’s website at www.springbankpharm.com or by contacting Spring Bank at (508) 473-5993. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The inclusion of any website address in this proxy statement/prospectus is an inactive textual reference only, and information contained on or accessible through these websites is not a part of this proxy.

F-STAR BUSINESS

Overview

F-star is a clinical-stage immuno-oncology company focused on transforming the lives of patients with cancer through the development of F-star’s innovative tetravalent mAb2 bispecific antibodies. With four distinct binding sites in a natural human antibody format, F-star believes its proprietary technology will overcome many of the challenges facing current immuno-oncology therapies, because of the strong pharmacology enabled by tetravalent bispecific binding. F-star’s vision is to transform the treatment of cancer through the development of clinically differentiated, different from other therapeutic agents, and well tolerated, as in safe to administer to patients, mAb2 bispecific antibodies, which are designed to address multiple immune evasion pathways that limit the effect of current immuno-oncology therapies.

F-star’s most advanced product candidate, FS118, is currently being evaluated in a Phase 1 clinical trial in heavily pre-treated patients with advanced cancer, having received a median of six lines of such treatments, and who have failed PD-1/PD-L1 therapy. FS118 is a tetravalent mAb2 bispecific antibody targeting two receptors, PD-L1 and LAG-3, both of which are established pivotal targets in immuno-oncology. Preliminary data from 43 patients in this trial showed that administration of FS118 was well-tolerated. In addition, a disease control rate, defined as either a complete response, partial response or stable disease, of 54% was observed in 20 of 37 evaluable patients, and long-term (greater than six months) disease control was observed in six of these patients. F-star expects to report additional results from this Phase 1 trial in the fourth quarter of 2020 and to initiate a proof of concept trial in PD-1 resistant head and neck cancer patients in the first half of 2021.

On January 27, 2020, the U.S. Food and Drug Administration (the “FDA”), accepted the Investigational New Drug (the “IND”) application of product candidate FS120. FS120 is a first-in-class dual agonist bispecific antibody, an antibody that stimulates two immune activating pathways, which F-star believes has the potential to overcome cancer resistance by simultaneously targeting CD137 (4-1BB) and OX40, two receptors present on the surface of tumor-infiltrating lymphocytes. Unlike checkpoint inhibitors, the mechanism of action of FS120 is designed to trigger a positive signal that enhances multiple mechanisms essential for killing tumor cells. FS120 has a natural antibody format. It is engineered to abrogate Fc gamma receptor binding and effector activity, providing increased specificity and, F-star believes, superior performance while reducing toxicity through conditional, crosslink-dependent activation upon binding to both CD137 and OX40. F-star expects to enroll up to 70 patients in a Phase 1 dose escalation clinical trial to assess the safety, tolerability and efficacy of FS120 in patients with advanced malignancies and include those patients who have high co-expression of CD137 and OX40.

F-star also plans to submit a Clinical Trial Application (“CTA”) to the European Medicines Agency (“EMA”) for FS222 in the second half of 2020 and to initiate a Phase 1 clinical trial in patients with advanced cancers in the first quarter of 2021. FS222 has the potential to provide clinical benefit through multiple mechanisms based on its tetravalency. These include: (1) blocking the PD-1/PD-L1 immunosuppressive pathway and (2) conditionally clustering and crosslinking CD137 receptors, resulting in activation of CD137 in a PD-L1-dependent manner. F-star believes this dual mechanism of action could amplify the anti-tumor activity of FS222. F-star’s preclinical data shows that FS222 has the potential to be more effective than a combination of traditional PD-L1 and CD137 antibodies. FS222 has been designed with specific mutations to make its activity independent of binding to Fc gamma receptors. PD-L1 is frequently highly expressed on cells within cancer tissue compared to non-cancer tissue. Therefore, F-star believes this will make FS222 immune activation conditional within cancer tissue, limit potential systemic toxicities and lead to safety benefits.

In 2019, combined sales of current immuno-oncology therapies were estimated to be approximately $23.5 billion. Despite the commercial success of currently approved immuno-oncology products, only approximately 20% of patients realize a long-lasting benefit from these treatments, leaving a large, unserved patient population without effective treatment options.

F-star believes its mAb2 bispecific antibodies may address the limitations of current immuno-oncology therapies through the following advantageous characteristics that differentiate F-star’s mAb2 product candidates, including F-star’s novel tetravalent and natural human antibody formats:

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Novel Tetravalent Format. F-star engineers its mAb[2] bispecific antibodies to simultaneously bind two different targets, with two binding sites for each target. The ability to bind F-star’s distinct targets is known as tetravalency. This unique tetravalent format is designed to enable F-star’s mAb[2] bispecific antibodies to achieve more efficient crosslinking, clustering or conditionality than other bispecific antibodies, which have the potential to elicit improved biological responses and enable F-star’s mAb[2] bispecific antibodies to overcome tumor evasion pathways. These three key characteristics are described further below:

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Crosslinking. Crosslinking is the act of bringing either two target-bearing cells, or two targets on the same cell, into close proximity. The dual binding sites for each target, within F-star’s bispecific antibodies, enables durable and strong target crosslinking through the ability to engage with target-bearing cells simultaneously, for example, engaging both tumor cells and immune cells.

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Clustering. Many cellular receptors can only be optimally activated when many of those receptors are brought into close physical proximity on the cell surface, referred to as “clustering”. Since F-star’s mAb[2] bispecific antibodies have F-star’s distinct binding sites, they can potentially induce more potent clustering than non-tetravalent bispecific antibody formats.

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Conditionality. Conditionality occurs when immune activation is dependent on the bispecific antibody binding both targets simultaneously, often in the tumor microenvironment. F-star is able to leverage the tetravalent format of its mAb[2] bispecific antibodies so that targets are only activated when they are simultaneously bound.

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Natural Human Antibody Format. F-star’s mAb[2] bispecific antibodies are designed to conserve the natural human antibody format, with greater than 95% identity, allowing F-star to leverage the following advantages:

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Minimal systemic toxicity. Since F-star’s mAb[2] bispecific antibodies use a natural human antibody format, without synthetic linkers and domains, there is lower potential for systemic toxicity than traditional and bispecific antibodies.

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Low immunogenicity risk. The natural human antibody format of F-star’s mAb[2] bispecific antibodies and the low number of modifications F-star engineers into its mAb[2] bispecific antibodies is designed to help mitigate immunogenicity risk, or the risk that the immune system recognizes the mAb[2] bispecific antibody as foreign, potentially resulting in lower exposure and toxicity.

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Ease of manufacturability. F-star is able to produce F-star’s mAb[2] bispecific antibodies through established manufacturing processes readily and at large scale without potentially complicating additions, such as domain assembly or other modifications.

F-star believes the novel tetravalent and natural human antibody formats of its mAb2 bispecific antibodies have the potential to focus immune activation to enhance efficacy and reduce systemic toxicities.

The following table sets forth F-star’s mAb2 product candidates, which F-star has developed using its proprietary mAb2 technology, and their current development stages and anticipated upcoming milestones.

The tetravalent format of FS118 simultaneously targets two immune checkpoint receptors, LAG-3 and PD-L1, to directly address known tumor evasion pathways. FS118 is currently being evaluated in an open label Phase 1 clinical trial in heavily pretreated patients with advanced cancer (a median of six different lines of prior treatment) and who have failed PD-1/PD-L1 therapy. Initial data from this trial have demonstrated that administration of FS118 has been well-tolerated and has provided long-term disease control in these patients. F-star expects to report the final primary objectives of the trial and clinical data in the fourth quarter of 2020. F-star’s pipeline also includes FS120, which targets CD137 and OX40 and FS222, which targets PD-L1 and CD137, respectively. For FS120, F-star plans to initiate a Phase 1 clinical trial in patients with advanced cancers in the fourth quarter of 2020 and for FS222, F-star intends to submit a CTA to the EMA in the second half of 2020 and to initiate a Phase 1 clinical trial in patients with advanced cancers in the first quarter of 2021.

F-star leverages its proprietary mAb2 technology to build its portfolio of wholly-owned immuno-oncology mAb2 product candidates and has generated a panel of early stage Fcab building blocks against a range of targets with the potential to go beyond immuno-oncology. These Fcab building blocks have been used to generate not only bispecific antibodies but also trispecific antibodies. With over 200 granted patents and over 60 pending applications protecting F-star’s mAb2 technology and pipeline, F-star believes it has a leading position in mAb2 bispecific antibody development and third parties are prohibited from utilizing F-star’s mAb2 technology without obtaining a license from F-star.

F-star has collaborative partnerships with Ares Trading S.A., an affiliate of Merck KGaA, Darmstadt, Germany, and Denali Therapeutics Inc., which enable it to further validate F-star’s technological approach. To date, F-star has generated more than $165 million in non-dilutive revenue. F-star believes that these partnerships will provide both continued validation and ongoing revenue as F-star continues to advance F-star’s proprietary pipeline.

F-star is led by a team of highly experienced executives, clinicians, scientists and advisors with notable expertise in antibody research, immuno-oncology, antibody manufacturing and clinical development. F-star’s team has spent over a decade developing its proprietary mAb2 technology into a robust drug discovery platform. F-star’s team has collectively worked on the development of 20 marketed products and has worked at companies including AstraZeneca, BMS, Celgene Corporation, Domantis Ltd., Eli Lilly, GSK, Immunocore Ltd. and Pfizer Inc. (“Pfizer”).

Strategy

F-star’s mission is to generate highly differentiated, best-in-class mAb2 product candidates that will transform the lives of patients with cancer. The key elements of F-star’s strategy include:

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Rapidly accelerating the clinical development of F-star’s three novel mAb[2] product candidates to treat a range of advanced cancers. F-star believes its mAb[2] product candidates represent potentially best-in-class immuno-oncology therapies that address a variety of patients with cancer inadequately treated with existing therapies. F-star believes FS118, which is being evaluated in a Phase 1 clinical trial, has the potential to provide significant clinical benefit through its dual-checkpoint inhibitor targets (LAG-3 and PD-L1). In addition to FS118, F-star anticipates that it will initiate a Phase 1 trial for FS120 (targeting OX40 and CD137, dual-stimulatory) in the fourth quarter of 2020 and will submit a CTA to the EMA for FS222 (targeting CD137 and PD-L1, stimulatory/inhibitory) in the second half of 2020.

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Initially focusing F-star’s development strategy on tumors where checkpoint inhibitors are currently utilized but are poor long-term treatment options, and then subsequently broadening to other tumor types and potentially, first-line therapies. F-star’s early-stage clinical trials include or will include a broad range of tumor types to evaluate safety, tolerability and dosing, as well as early signals of efficacy. Following these early-stage clinical trials, F-star intends to employ a patient selection strategy using biomarkers to focus further development on targeted patient subsets. These subsets are expected to include patients with high cancer target co-expression and/or resistance to current checkpoint therapies. F-star believes its mAb[2] bispecific antibodies may also ultimately deliver therapeutic benefit in a broader range of tumors, expanding beyond the initial indications F-star may pursue. F-star believes its development strategy best serves the patient, can be efficiently pursued by F-star’s organization and, is likely to lead to a rapid development strategy and regulatory pathway to market. For example, F-star has identified several tumor types which have a strong fit with the potential FS118 mechanism of action, including appropriate target expression.

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Leveraging the transformational potential of F-star’s modular antibody technology platform to create a leading immuno-oncology pipeline of differentiated clinical assets capable of improving patient outcomes. F-star’s proprietary mAb[2] bispecific antibodies have a number of potential advantages resulting from their novel tetravalent and natural human antibody formats. This approach could provide therapeutic advantages compared to other modalities, such as combinations of monospecific and other bispecific antibodies, which F-star believes will result in improved efficacy, minimized toxicity and simplified manufacturability. F-star believes its technology has the potential to be matched with any antibody domain in a modular “plug-and-play” approach to further expand its innovative pipeline of mAb[2] product candidates. F-star believes these benefits provide multiple opportunities to consistently generate clinical candidates that could potentially address the needs of patients who are without adequate therapeutic options.

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Leveraging and continuing to build F-star’s comprehensive intellectual property portfolio in order to protect F-star’s dominant position in mAb[2] bispecific antibodies. F-star has built a comprehensive patent portfolio around its technology and product pipeline with over 200 granted patents and over 60 pending applications. This patent estate covers F-star’s mAb[2] bispecific format and aims to provide F-star with robust intellectual property exclusivity and prohibit use of F-star’s technology by third parties. F-star intends to continue to seek additional patent protection as it develops additional novel mAb[2] product candidates.

The Immuno-oncology Challenge and F-star’s mAb2 Technology

Cancer Treatment Overview

The incidence of cancer is increasing due to the aging of the world population, as well as an increasing prevalence in individuals of known risk factors. Based on GLOBOCAN 2018 estimates, approximately 18.1 million new cancer cases were diagnosed and 9.2 million cancer deaths occurred in 2018 worldwide. Cancer treatment has traditionally included chemotherapy, radiation, hormone therapy, surgery or a combination of these approaches. While these approaches can be effective in treating certain types of cancers, many can also cause toxicities that may have life-threatening consequences, lower quality of life or untimely termination of treatment. Furthermore, F-star believes the traditional therapeutic approaches have reached their efficacy plateau with limited room to prolong the patient’s life expectancy. More recently, cancer research has leveraged antibody approaches to target the emerging field of immuno-oncology, which aims to enhance natural anti-tumor immune responses by, for example, overcoming mechanisms that cancer cells have developed to evade the immune system. Initially, antibody approaches were developed for treatment in second- or third-line settings but, recently, have become more common as the standard of care, first-line treatment for a variety of tumor types, including non-small cell lung cancer, melanoma, renal cell carcinoma, liver cancers, gastric cancers and head and neck cancers, amongst others. F-star believes this has created a significant treatment gap and new unmet need for the large number of patients whose disease becomes resistant to those antibodies.

Successes and Limitations of Immuno-oncology

Under normal conditions, cell surface proteins known as immune checkpoints help to control T cell attacks on healthy cells in the body. The activity of stimulatory checkpoints that activate or “hit the gas” on immune response is balanced by inhibitory checkpoints that inactivate or “apply the brake” on the immune response. The immune system recognizes cancers and mobilizes special immune cells known as lymphocytes, which are primarily T cells and B cells, to attack the tumor. A specific type of lymphocyte with the capacity to recognize and attack the tumor, known as tumor infiltrating lymphocytes (“TILs”), travel to and infiltrate into the tumor. However, the anti-tumor effect of the TIL is usually short-lived, as some cancer cells overexpress inhibitory immune checkpoints, which suppress the immune system and enable the tumor cells to evade elimination. Popular immuno-oncology approaches to enhance anti-tumor immune responses include the use of traditional monoclonal antibodies, which F-star refer to as traditional antibodies, antibody combinations and bispecific antibodies to overcome these immune checkpoint blockades and engage the immune system to fight the cancer. One of the few approved approaches involves the use of traditional antibodies that turn off certain inhibitory checkpoints. The use of traditional antibodies to activate stimulatory checkpoints within the immune system is also being explored extensively, but with less notable clinical success to date.

One of these inhibitory checkpoints, programmed cell death protein 1 (“PD-1”), is expressed on T cells and can be controlled by programmed cell death ligand 1 (“PD-L1”), which is a protein that is overexpressed by some tumors in an attempt by the tumor to inhibit natural immune response. Traditional antibody therapeutics against PD-1 or PD-L1 have been transformational for some patients with long-lasting tumor control. However, large patient populations are resistant. Resistance to PD-1/PD-L1 regimens can come in two main forms. “Primary Resistance” is where the cancer shows no sensitivity to treatment and continues to grow. “Acquired Resistance” to PD-1/PD-L1 regimens, sometimes referred to as secondary resistance, is where there is initial sustained (greater than or equal to three months) clinical benefit (defined as a complete response, partial response, or stable disease) from therapy but the cancer then starts to grow again while the patient is still being treated. A meta-analysis of data from several well-controlled clinical trials with PD-1 or PD-L1 therapeutic antibodies indicated that responses were seen in only approximately 20% of treated patients, compared to approximately 9% of control patients, using RECIST (response evaluation criteria in solid tumors) criteria. Besides PD-1/PD-L1, it is generally believed that there are multiple other immuno-oncology checkpoint targets with the potential to improve patient response rates alone or when used in combination.

Other Antibody Approaches in Immuno-oncology

One approach to address patient populations with Primary or Acquired Resistance on monotherapy is the use of a combination of two traditional antibodies to inhibit and/or activate two checkpoint pathways at the same time. Such traditional antibody combination treatment has been shown to have some success in limited settings, leading to an additive clinical benefit. The combination of PD-1 and cytotoxic T-lymphocyte-associated protein 4 (“CTLA-4”), antibodies, for example, increases overall survival of melanoma patients when compared to CTLA-4 monotherapy (37.6 months versus 19.9 months, respectively). However, the toxicity observed when PD-1 and CTLA-4 antibodies are used individually (21% and 28%, respectively, grade 3 or 4 adverse events) is increased when they are used in combination (59% grade 3 or 4 adverse events). This increased toxicity has limited the clinical application of this combination approach. Additionally, using two traditional antibodies can increase costs and administrative burden to patients, physicians and the broader healthcare system.

The goal of targeting two cancer pathways at the same time can also be achieved by bispecific antibodies, which have several benefits over existing mono- or combination therapies. This approach builds on the strengths of using a combination of two traditional antibodies and potentially addresses some of their limitations. Generally, bispecific antibodies have the potential to elicit improved biological responses relative to traditional antibodies or combinations thereof. Some bispecific antibodies are able to achieve improved responses through the deployment of one or more of crosslinking, clustering and conditionality, which F-star refer to collectively as the “3Cs”:

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Crosslinking. Crosslinking is the act of bringing either two target-bearing cells, or two targets on the same cell, into close proximity for optimal biological effect. As a result of this crosslinking, bispecific antibodies have the potential to induce novel desirable biological responses. Binding to two different cells, for example a tumor cell and a T cell, can result in the recruitment of T cells to the tumor site, thereby increasing the anti-tumor activity, as well as reducing toxicity.

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Clustering. Much of the regulation of the immune system occurs through cell-surface proteins known as receptors. Many cellular receptors can only be optimally activated when many of those receptors are brought into close physical proximity on the cell surface, referred to as “clustering.” By binding two target receptors, bispecific antibodies can group together the receptors on the cell, leading to activation of certain receptors. In the context of modulating the immune response, receptor clustering and activation can increase the likelihood of anti-tumor activity.

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Conditionality. The binding of a bispecific antibody to both antigens can induce immune activation. Conditionality occurs when immune activation is dependent on the bispecific antibody binding both targets simultaneously, usually in the tumor microenvironment. Conversely, where one antigen is bound by the bispecific antibody resulting in immune activation without the need for simultaneous binding to the other target, conditionality does not exist. When there is conditional activity, increased localized anti-tumor activity can be elicited, while, in the absence of conditional activity, there is greater risk for systemic toxicity.

When bispecific antibodies can achieve one or more of the 3Cs, they may be able to concentrate their activity at the tumor site, potentially increasing efficacy with an improved safety profile. Moreover, since bispecific antibodies are a single-infused product, they offer administrative benefits for patients and healthcare professionals as compared to a combination of traditional antibodies that are individually infused.

Many different molecular design approaches have been taken to create bispecific antibodies against a range of target pairings. These include heterodimeric bispecific IgG antibodies and alternative scaffold bispecific antibodies. These all aim to achieve the aforementioned characteristics of the 3Cs.

Heterodimeric Bispecific IgG Antibodies

Heterodimeric bispecific antibodies seek to conserve the native architecture of the IgG molecule by incorporating asymmetric chain pairings into the same molecule such that each of the two binding sites in the Fragment variable (“Fv”), region of the antibody structure is able to bind different targets. This structure supports bispecific crosslinking of targets but is limited to monovalent binding at each of these sites, meaning they cannot achieve tetravalent clustering. The strong conservation of the native IgG architecture supports IgG-like manufacturing.

Alternative Scaffold Bispecific Antibodies

Another approach to achieving bispecificity is to engineer modular antibody target binding domains, or “fragments,” into so-called “alternative scaffolds.” Alternative scaffolds take many forms, some of which can achieve tetravalent bispecificity and support target crosslinking. However, such approaches result in a significant departure from the natural IgG architecture which can result in a variety of problems. One such approach could involve combining two different antibody fragments to bind to two targets. However, such architecture lacks important regions that protect the molecule from natural breakdown in circulation by the neonatal fragment crystallizable (“Fc”), receptor, resulting in a potentially short half-life or lessened persistence. Other approaches to alternative scaffolds involve “bolting on” such antibody fragments to natural IgG antibodies. In these cases, manufacturing of the molecules becomes a significant challenge. In addition, the departure from the natural antibody structure increases immunogenicity risk.

F-star’s mAb2 Technology

F-star’s platform is designed to effectively achieve the 3Cs while also conserving the natural human antibody format. F-star believes this natural human antibody format, with greater than 95% identity to the unmodified Fc region, is the ideal approach to target unmet medical needs in immuno-oncology.

F-star’s mAb2 Potential Advantages over Other Antibodies and Bispecific Antibodies

Novel Tetravalent Format

F-star believes its strong intellectual property position combined with over a decade of research and testing focused on the development of its proprietary technology put it in the unique position to produce mAb2 bispecific antibodies through the introduction of an additional and proprietary second set of antigen binding sites into the Fc domain while also conserving the natural human antibody format. F-star believes it is differentiated in its approach in that F-star engineers mAb2 bispecific antibodies to contain two independent antigen binding regions: (1) a dual binding site in the normal antibody antigen binding domains (“Fv portions”), of the antibody and (2) a second, proprietary, dual binding site introduced into the Fc portion of the antibody. F-star refers to this portion of a mAb2 bispecific antibody as an Fcab (Fc with antigen binding). This unique tetravalent format is designed to enable F-star’s mAb2 bispecific antibodies to achieve more efficient crosslinking, clustering or conditionality than other bispecific antibodies. F-star’s mAb2 bispecific antibodies have the potential to elicit improved biological responses and overcome tumor evasion pathways, which F-star believes positions them as attractive candidates for clinical development.

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Tetravalent crosslinking. The tetravalent format of F-star’s mAb[2] bispecific antibodies is designed to allow for more efficient target cell crosslinking than certain bispecific antibodies because there is an additional, second set of dual binding sites in the Fc region, and both sets can be engineered to engage with antigens that are found on both tumor cells and immune cells. For F-star’s mAb[2] product candidates that target tumor-associated antigens, such as PD-L1 (FS118 and FS222), crosslinking also supports safety by targeting the mAb[2] product candidates to the tumor, localizing the immune activation and thereby minimizing systemic toxicities.

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Optimal clustering. Antibodies with more than one binding site for a single receptor promote clustering of cellular receptors on the cell surface, resulting in robust activation of targets. Because each of F-star’s mAb[2] bispecific antibodies has F-star’s distinct binding sites, two for each antigen, they are designed to potentially induce more potent activation of multiple cellular receptors, including those on single cells, than other bispecific antibodies. This is particularly useful for F-star’s mAb[2] product candidates FS120 and FS222, which activate costimulatory molecules such as CD137 which employ clustering for potent activation.

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Conditionality. F-star combines bivalency for two targets with careful selection of target antigens to achieve optimal activation of the immune system, but only when both target antigens are present. For example, while some of F-star’s mAb[2] bispecific antibodies may be able to activate the immune system through binding to only one antigen, the greatest effect is expected to be seen when both antigens are bound at the same time, as observed with FS118. Additionally, through selection of target antigens and precise engineering of the dual antigen binding sites, F-star aims to increase the activity of its immunostimulatory mAb[2] bispecific antibodies at the tumor site, as observed with FS222 preclinically. F-star believes it can potentially increase the safety of its mAb[2] product candidates compared to other bispecific antibodies which bind to their targets only monovalently and cannot be engineered for such optimal antigen binding.

F-star believes, through its novel tetravalent format with bivalent binding to each target, that its mAb2 bispecific antibodies have the potential to enhance efficacy and reduce potential for systemic toxicities.

Natural Human Antibody Format

F-star’s mAb2 bispecific antibodies are designed to conserve the natural human antibody format. With greater than 95% sequence identity to the equivalent traditional antibody, F-star is able to leverage the following advantages:

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Plug-and-play. F-star refers to its proprietary platform as modular antibody technology, because F-star’s library of Fcabs can be combined in a modular fashion with potentially any standard antibody antigen binding domains. This plug-and-play approach allows for rapid drug discovery to identify optimal target pairings, resulting in the creation of a broad portfolio of mAb[2] bispecific antibodies. F-star’s Fcabs contain new target binding sites resulting from minimal modifications made in the Fc domain of the existing antibody structure. F-star routinely generates, in parallel, Fcabs that bind to human targets as well as those that bind to mouse targets. From these mouse Fcabs, F-star generate mouse mAb[2] bispecific antibody equivalents that can be used to test activity in animal models. The modular nature of the technology enables the rapid generation of novel mAb[2] product candidates.

F-star’s Modular Antibody Technology

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Minimized systemic toxicity. Traditional antibodies targeting costimulatory molecules require engagement with Fc gamma receptors to induce target crosslinking, clustering and activation. However, binding to these receptors is often weak and the number of receptors is highly variable in tumor cells, which can lead to variable levels of immune cell activation. Additionally, engagement with Fc gamma receptors can result in binding to normal cellular receptors found in healthy cells, potentially resulting in systemic activation such as antibody-dependent cellular cytotoxicity (“ADCC”). Accordingly, F-star can engineer specific mutations in the Fc domain of F-star’s mAb[2] bispecific antibodies to prevent binding to Fc gamma receptors and eliminate Fc gamma receptor-mediated crosslinking. As a result, F-star’s mAb[2] bispecific antibodies can potentially improve immune activation while minimizing systemic toxicity.

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Low immunogenicity risk. The natural human antibody format of F-star’s mAb[2] bispecific antibodies and the low number of modifications F-star engineers into its mAb[2] bispecific antibodies is designed to help mitigate immunogenicity risk.

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Ease of manufacturability. F-star is able to produce its mAb[2] bispecific antibodies through established manufacturing processes readily and at large scale without potentially complicating additions, such as domain assembly or other modifications. F-star’s mAb[2] bispecific antibodies also have pharmacologic properties consistent with other traditional antibody products, potentially allowing dosing to be adjusted based on patient response and off-the-shelf usage.

By leveraging these characteristics, which are demonstrated in the graphic below, F-star is developing a broad pipeline of mAb2 product candidates.

F-star’s mAb2 Solution to the Unmet Medical Need in Immuno-oncology

In 2019, combined sales of current immuno-oncology therapies were approximately $23.5 billion worldwide. Despite the commercial success of these products, only approximately 20% of patients realize a long-lasting benefit from these treatments, leaving a large, unserved patient population without effective treatment options. F-star’s mAb2 bispecific antibodies have the potential to overcome the limitations associated with current antibody therapies in immuno-oncology. F-star’s mAb2 bispecific antibodies not only bind to two cancer targets at the same time, but the efficient receptor crosslinking and clustering of tumor and immune cells can also increase overall potency and biological response. F-star’s current mAb2 product candidates are directed against targets that have already demonstrated some level of activity in clinical trials using single traditional antibodies. The target pairings for F-star’s mAb2 product candidates are selected on the basis of co-expression in tumors of defined patient populations with an unmet medical need, some of which have orphan status. F-star’s mAb2 product candidates are progressed only if they demonstrated potential advantages in preclinical studies, such as safety and/or potency, beyond what would be achieved with the combination of two traditional antibodies. F-star aims to identify subsets of patients most likely to respond to this treatment approach and to develop proof-of-concept clinical trials, with a focus on subsets of more common cancers and potentially orphan indications to facilitate a rapid path to registration and approval.

FS118 – F-star’s LAG-3 and PD-L1 mAb2 Bispecific Antibody

F-star’s most advanced product candidate, FS118, is an anti-cancer mAb[2] bispecific antibody targeting two receptors, PD-L1 and LAG-3, both of which are established pivotal targets in immuno-oncology. F-star is conducting an open-label, dose-escalation Phase 1 clinical trial with FS118 in patients with advanced cancers that have progressed on PD-1/PD-L1 checkpoint inhibitor therapy and standard of care. F-star expects to report Phase 1 results in the fourth quarter of 2020 and initiate a proof of concept trial for FS118 in the first quarter of 2021 in patients with acquired resistance head and neck cancers. F-star’s current findings support the testing of FS118 in cancers with Acquired Resistance to prior PD-1/PD-L1 inhibitors.

Inhibitory Roles of LAG-3 and PD-L1 in Immuno-oncology

PD-1 is a checkpoint inhibitor that is present on the surface of activated T cells and has a role in downregulating the immune system to help prevent an attack on healthy tissue. However, this inhibitory mechanism can also prevent the immune system from killing cancer cells. PD-L1, the ligand for PD-1, is expressed by a broad range of both tissues and immune cells. A wide range of tumors, including solid tumors, can upregulate PD-L1 in response to pro-inflammatory cytokines, such as interferon gamma. Engagement of PD-L1 with PD-1 on activated tumor infiltrating lymphocytes (“TILs”), can deliver inhibitory signals that protect the tumor from immune destruction.

LAG-3 is also a checkpoint inhibitor expressed on immune cells, including activated T cells. LAG-3 binds to a group of cell surface proteins known as major histocompatibility complex (“MHC”), class II molecules that are present on antigen presenting cells. MHC proteins are responsible for presenting foreign antigens to the immune system, after which the T cells are activated to attack and clear the foreign entity. When MHC class II molecules bind to LAG-3, this T cell activation is suppressed, which, under normal conditions, helps to prevent over activation of the immune system. In tumors, LAG-3 becomes overexpressed on TILs, thereby suppressing the T cell activation needed for an anti-tumor immune response. Accordingly, LAG-3 expression in TILs is generally associated with poor prognosis.

Potential Clinical Applications of a LAG-3/PD-L1 Bispecific Antibody

Therapeutic antibodies that reverse the immunosuppression of checkpoint inhibitors, thereby “releasing the brake” to allow the T cell to attack the tumor cell, have been clinically successful. Currently, several PD-1/PD-L1 antibodies are in development or have been approved by the FDA and other regulatory agencies in a variety of tumor types, including lung cancers, melanoma, renal cancers, bladder cancers, gastro-intestinal cancers, liver, head and neck and breast and cervical cancers. This cancer population represented over 10 million cases worldwide in 2018. Although long-lasting responses to PD-1/PD-L1 have been observed, the cancer ultimately becomes resistant, leaving a large, unserved patient population without effective treatment options, despite a portion of these patients expressing PD-1/PD-L1.

Emerging data suggest that LAG-3 upregulation may be a mechanism of resistance to PD-1 or PD-L1 therapy. A key observation is that therapeutic inhibition of the PD-1/PD-L1 checkpoint pathway leads to increased expression of LAG-3, which, in turn, may prevent responses to PD-1/PD-L1 therapy. Both LAG-3 and PD-1 become overexpressed on TILs in multiple preclinical tumor models and the combination of LAG-3 and PD-1 antibodies have demonstrated improvement of the anti-tumor response in murine models compared to blocking either one alone. The potential therapeutic benefit of the combination of traditional antibodies and bispecific antibodies targeting PD-1 and LAG-3 has been investigated in several clinical trials, and preliminary clinical results have indicated activity in PD-1/PD-L1 treatment naïve and resistant tumors.

Based on results generated using a combination of two traditional antibodies targeting PD-1 and LAG-3, and the observation that an increase in LAG-3 expression may contribute to resistance to PD-1 checkpoint therapy, F-star believes that a bispecific antibody that targets both PD-L1 and LAG-3 simultaneously, such as FS118, has broad potential as an immuno-oncology therapeutic. Simultaneous targeting of LAG-3 and PD-L1 with a bispecific antibody not only releases the brakes of two immunosuppressive pathways, it may also have advantages over a combination of traditional antibodies by focusing these effects at PD-L1 positive sites in the tumor or by crosslinking between immune cells in the tumor microenvironment. Recently, LAG-3 shedding was found to correlate with responsiveness to PD-1 therapy in murine tumors and in the clinic high levels of LAG-3 on T cells correlated with PD-1 treatment efficacy. Therefore, increased shedding of LAG-3 from the surface of the T cell, due to tetravalent bispecific-binding to LAG-3 and PD-L1, may result in lower LAG-3 levels in the tumor and potentially prevents one of the mechanisms of Acquired Resistance to PD-1/PD-L1 therapies.

Resistance to PD-1/PD-L1 regimens can come in two main forms. “Primary Resistance” is where the cancer shows no sensitivity to treatment and continues to grow. “Acquired Resistance” to PD-1/PD-L1 regimens, sometimes referred to as secondary resistance, is where there is initial sustained (greater than or equal to three months) clinical benefit (defined as a complete response, partial response, or stable disease) from therapy but the cancer then starts to grow again while the patient is still being treated. F-star’s analysis of preliminary clinical data from the first-in-human study of FS118 indicates that FS118 may have greater clinical activity in patients with Acquired Resistance compared to Primary Resistance. While F-star has not assessed this, it believes that FS118 will have clinical activity in cancer patients who have not previously been exposed to PD-1/PD-L1 therapy.

Tumor types with immuno-suppression or T cell exhaustion may co-express LAG-3 and PD-L1 and could benefit from treatment with F-star’s dual checkpoint inhibitor product candidate, FS118. Examples of such tumors include head and neck, soft-tissue sarcoma, mesothelioma, ovarian, gastric cancer, anaplastic thyroid cancer and small cell lung cancer. Globally, this cancer population represents over two million new diagnoses annually. F-star’s focus will be on patients with cancers whose tumors co-express LAG-3 and PD-L1 and who have developed Acquired Resistance to PD-1/PD-L1 therapy or who have not yet received it.

Squamous cell carcinoma of the head and neck, otherwise known as head and neck cancer, includes cancers of the mouth (oral cavity, oral cancers, tongue) and throat (oropharynx and tonsils, nasopharynx and hypopharynx), as well as rarer cancers of the nasal cavity, sinuses, salivary glands and the middle ear. According to GLOBOCAN, in 2018 approximately 700,000 new head and neck cancer were estimated to have been diagnosed worldwide. Treatment of patients with advanced head and neck cancer consists of PD-1 therapy alone or in combination with chemotherapy in the first-line, in the metastatic setting. Approximately one-third of these patients develop Acquired Resistance to PD-1 therapy and, therefore, F-star plans to develop FS118 as a sequential treatment for these patients, either alone or in combination with standard of care therapies.

Malignant pleural mesothelioma (“MPM”), is a rare but aggressive cancer usually caused by asbestos exposure. According to GLOBOCAN, in 2018, it estimates up to approximately 30,433 new patients were diagnosed with MPM. For patients ineligible for surgery, which represents the large majority of this patient population, the first-line treatment consists of chemotherapy. Recently, published data from a randomized Phase 3 trial comparing the current standard of care of chemotherapy to the combination of a PD-1 inhibitor and a CTLA-4 inhibitor defines a new standard of care therapy and an opportunity to investigate the efficacy of FS118 in Acquired Resistance patients.

F-star’s Solution: FS118

FS118 is a mAb2 bispecific antibody that can simultaneously bind to LAG-3 through its Fcab domain and PD-L1 via its Fv domain. FS118 has demonstrated the potential to provide clinical benefit through multiple mechanisms based on its tetravalency. These include: (1) blocking the PD-1/PD-L1 immunosuppressive pathway, (2) blocking the LAG-3/MHC class II molecules interactions and (3) crosslinking and potentially clustering PD-L1 and LAG-3 receptors, including between different cells.

Mechanism of Action of FS118

F-star’s preclinical data demonstrated that FS118 has the potential to be more effective than a combination of PD-L1 and LAG-3 traditional antibodies. Moreover, these preclinical mice studies showed that administration of the mAb2 bispecific antibody led to a downregulation of LAG-3 expression levels on T cells within the tumor, with an increase in serum soluble LAG-3, which F-star believes is due to receptor clustering, and is indicative of the strong pharmacology enabled by tetravalent bispecific binding. F-star believes this an important mechanism for potent disease control.

Ongoing Phase 1 Clinical Trial and Clinical Development Strategy

F-star is conducting a first-in-human Phase 1, open-label, dose-escalation clinical trial of FS118 in patients with advanced malignancies that have progressed on or after PD-1/PD-L1 checkpoint therapy for whom either no effective standard therapy is available or standard therapy has failed. The tumor types enrolled in this trial to date include sarcomas, lung cancers, mesothelioma, bladder cancers, ovarian cancers, prostate cancers, melanoma, mesothelioma, head and neck cancers, cervical cancers and thyroid cancers. Patients were heavily pretreated, including surgical procedures, chemotherapy or radiation therapy, and with a median of six prior lines of therapy. In addition, patients were required to have received prior treatment with a PD-1/PD-L1 containing regimen for a minimum of 12 weeks and subsequently shown disease progression. This patient population derives infrequent benefits from any further PD-1 therapy, and disease worsening may occur within eight weeks without an effective therapy.

Under the current protocol, as depicted below, 43 patients have received FS118 administered intravenously once weekly in three weekly cycles until disease progression. The initial cohorts were enrolled sequentially in single-patient dose escalation cohorts. Because no dose limiting toxicities were observed, further dose escalation up to 20 mg/kg proceeded in a 3+3 design associated with cohort extension to obtain more PK/PD data. The primary endpoints of this trial are safety, tolerability and pharmacokinetics. Secondary endpoints include disease control, as measured by RECIST 1.1 and iRECIST.

FS118 Phase I clinical trial design

A total of 43 patients were enrolled in this trial at dose levels up to 20 mg/kg. As of July 2020, preliminary data from this trial suggested that weekly administration of FS118 was well-tolerated and did not result in dose- or treatment-limiting toxicities and a maximum tolerated dose was not reached. No safety signals unexpected for the drug class of immune-checkpoint inhibitors were identified in the early study population. The majority (95%) of treatment-emergent adverse events (“TEAE”), considered by the SRC to be treatment-related were mild to moderate in severity (Grade 1 and 2). FS118-related grade 3 toxicities (liver enzyme increases) were observed in two patients (5%). No deaths were attributed to FS118 treatment. FS118 has been dosed for over 16 months.

Anti-drug antibodies were typically transient in nature. The pharmacokinetic profile confirmed preclinical predictions and PD parameters included a dose-dependent increase in serum soluble LAG-3 and expansion of peripheral T cells. As of July 2020, in a preliminary analysis, a disease control rate of 54% was observed across 20 of 37 evaluable patients. In six of these patients, long term disease control (greater than six months) was observed and it was noted that all of these patients had Acquired Resistance. In Acquired Resistance patients, the disease control rate at six months was 26.9% (six out of 26 patients).

FS118 Preliminary Phase I clinical trial interim data

The FS118 first-in-human clinical study data support further clinical investigations for monotherapy FS118 in cancers with Acquired Resistance. Initial clinical trials will take place in the second/third line metastatic setting. In order to identify patients who gain more benefit from FS118 therapy, F-star plans to investigate a number of biomarkers. Rational combinations with other anti-cancer therapies are also being considered for patients who are pre-treated with, or naïve to, PD-1/PD-L1 therapy.

F-star plans to initiate a focused monotherapy proof of concept study in selected head and neck cancers with Acquired Resistance in the first quarter of 2021. If the study meets its primary objective of efficacy in LAG-3+/PD-L1+ patients, additional clinical studies in head and neck cancer will follow, assessing FS118 alone or in combination with other tumor targeting antibodies or chemotherapeutic agents. A Phase 3 registration clinical study would subsequently be conducted.

Other tumor types of interest that co-express PD-L1 and LAG-3, such as small cell lung cancer, ovarian cancer, mesothelioma and anaplastic thyroid tumors will be investigated in a “basket” or “platform” clinical trial. This is designed to facilitate multiple clinical efficacy signals with FS118 therapy in these tumor types, and has the potential to apply biomarker patient selection strategies to enrich for efficacy and provides opportunity for accelerated approval.

If these trials are successful, F-star intends to seek marketing approval from the FDA, the EMA and other comparable regulatory bodies.

Preclinical Data

Superior anti-tumor activity observed compared to a combination of traditional antibodies

In order to explore the biology of FS118 in mice, F-star created a mouse mAb2 bispecific antibody equivalent of FS118 (mouse LAG-3/PD-L1 mAb2) and tested its ability to control tumor growth in an established immuno-oncology preclinical mouse model (MC38). In this preclinical model, FS118 effectively reduced tumor growth and was observed to be more potent than the combination of a PD-L1 and a LAG-3 antibody, as demonstrated by the number of tumor-free animals at the end of the preclinical study.

FS118 observed to be a potent activator of T cells in a human cell-based assay

The ability of FS118 to activate human T cells was tested in vitro using immune cells from human blood, as detected by increased interferon gamma release. FS118, which is designed to bind to and crosslink both LAG-3 and PD-L1, was more potent than the combination of the individual bispecific components, suggesting that the tetravalent binding and crosslinking of FS118 led to enhanced immune cell activation.

FS118 observed to induce shedding of LAG-3 in human ex vivo T cells

In an in vitro T cell activation assay with immune cells expressing PD-L1, it was observed that FS118 increased the concentration of soluble LAG-3 detected in the cell culture medium. This increase in soluble LAG-3 was not observed with the combination of the individual bispecific components, demonstrating a potentially differentiated bispecific antibody mechanism of action for FS118 where LAG-3 shedding requires simultaneous binding to both PD-L1 and LAG-3. An increase in soluble LAG-3 in the blood was observed in a mouse tumor model upon dosing with a mouse LAG-3/PD-L1 mAb2.

FS120 – F-star’s OX40 and CD137 mAb2 Bispecific Antibody

FS120 is an anti-cancer mAb[2] bispecific antibody that is designed to bind to and stimulate OX40 and CD137, two proteins found on the surface of T cells that both function to enhance T cell activity. F-star is developing FS120 alone and in combination with PD-1/PD-L1 therapy for the treatment of tumors where PD-1/PD-L1 agents are approved and which have co-expression of OX40 and CD137 in the tumor microenvironment, such as gastric and bladder cancer. F-star has an open IND for FS120 and plans to initiate a Phase 1 clinical trial in patients with advanced cancers in the fourth quarter of 2020.

Stimulatory Roles of OX40 and CD137 in Immuno-oncology

The biological basis for Primary and Acquired Resistance to current checkpoint therapies has been widely explored, resulting in the identification of many contributory factors. Key among these factors are the number of TILs and the number of mutations in the tumor cells, which is known as the tumor mutational burden (“TMB”). Tumors with low levels of TILs, referred to as “cold” tumors, are less responsive or non-responsive to current therapies.

One approach to increase the number and level of activation of TILs is by broad stimulation of the immune system via costimulatory regulators. Preclinical studies showed that the anti-tumor efficacy of therapeutic tumor targeting antibodies can be augmented by the addition of antibodies targeting costimulatory molecules, such as CD137 and OX40.

When TILs first become activated, they upregulate OX40 and CD137 which are members of the tumor necrosis factor receptor superfamily. Further activation can be achieved by stimulation of OX40 and CD137. OX40 stimulation promotes T cell proliferation and survival and decreases the activity of immuno-suppressive T cells to further amplify the immune activation. Moreover, it preserves cellular memory for a more durable response and facilitates migration to other tumor sites. CD137 is expressed on multiple cell types including T cells and natural killer (“NK cells”). CD137 stimulation on T cells helps to mount an effective immune response by enhancing T cell proliferation and survival. Both the OX40 and CD137 activation pathway requires receptor clustering of the respective molecules on cells that triggers a signaling cascade resulting in enhanced immune response and thereby, tumor cell killing.

Potential Clinical Applications of an OX40/CD137 Bispecific Antibody

OX40 and CD137 agonist antibodies can “hit the gas” (immune stimulation) and have been shown to be effective immunotherapeutic agents across preclinical cancer models. Traditional OX40 antibodies have been extensively studied in the clinic as monotherapies. In addition, OX40 antibodies have been studied in combination with PD-1/PD-L1 and CTLA-4 antibodies and chemotherapy. Other programs are exploring a triple combination approach with PD-L1, CD137 and OX40 antibodies.

Monotherapy with traditional CD137 antibodies has not restored immune control of cancer in the majority of patients tested in clinical trials. In the case of the two most advanced traditional CD137 antibodies in clinical trials, doses tested have either demonstrated early efficacy but have been limited by severe liver toxicity or have been well-tolerated but have not demonstrated anti-cancer efficacy even at the highest doses tested. Both of these traditional CD137 antibodies are being tested in combination with PD-1/PD-L1 antibodies and other agents to potentially improve efficacy.

OX40 activation predominantly stimulates CD4+ T cells, called helper T cells, whereas CD137 stimulates CD8+ T cells, called killer T cells. F-star believes a bispecific antibody that “hits the gas” simultaneously through

OX40 and CD137, such as FS120, will be able to concentrate these different immune cell subsets in the tumor, increasing activity of both helper and killer T cells. In addition, F-star believes this targeted stimulation of the immune system will increase the number of activated TILs in the tumors. Both mechanisms lead to stronger anti-tumor activity and increased therapeutic benefit as compared to traditional antibodies. Using a bispecific dual agonist for broad stimulation could also be combined with checkpoint inhibitors, including PD-1 and PD-L1.

F-star believes that its preclinical data support FS120 being developed in combination with PD-1/PD-L1 therapy or chemotherapy. This approach may broaden the application of PD-1/PD-L1 therapy to tumor types or sub-populations that respond poorly to PD-1/PD-L1 therapy because they are likely to have TILs expressing both CD137 and OX40. Conversely, a PD-1/PD-L1 and FS120 combination may deepen clinical responses and prolong clinical benefit in patients who already gain benefit from PD-1/PD-L1 therapy. In order to select tumor types of interest F-star analyzed gene expression data from solid tumors and found highly correlated expression levels of both OX40 and CD137 in several cancers where PD-1/PD-L1 therapy is approved including, but not limited to, bladder, head and neck, NSCLC and gastric cancer.

Bladder cancer was diagnosed in over 500,000 patients globally in 2018. PD-1 therapy is approved for use in the first line setting in patients who are not eligible for standard chemotherapy and who have high levels of PD-L1. F-star plans to explore PD-1 in combination with FS120 in bladder cancer patients with varying levels of PD-L1. Head and neck cancer affects over 850,000 patients world-wide every year. Therapy with PD-1 regimens is approved as a treatment in the first line setting. However, clinical outcomes remain suboptimal across PD-L1 levels and F-star believes there is an opportunity to bolster PD-1 clinical activity through combining with FS120 in first-line treatment.

F-star’s Solution: FS120

FS120 is a mAb2 bispecific antibody that binds to OX40 through its Fcab domain, and CD137 via the Fv domain. FS120 is a dual costimulatory antibody or agonist that “hits the gas” on immune activation by activating both CD137 and OX40. F-star believes the tetravalent binding of FS120 differentiates it from current therapeutic approaches being developed in the clinic, because FS120 is designed to lead to enhanced clustering and potent and conditional stimulation between T cells (trans) and potentially on the same cell (cis).

Mechanism of Action of FS120

F-star’s preclinical studies have shown superior anti-tumor activity of a mouse OX40/CD137 mAb2 compared to a combination of two traditional antibodies. Based on the results, F-star believes FS120 may deliver clinical benefit through mechanisms arising from dual stimulation. These include: (1) activation of TILs in tumors to help overcome checkpoint inhibitory signals, which F-star believes will improve the response rates to PD-1/PD-L1 inhibitors and (2) increasing the number and persistence of CD4+ (helper) and CD8+ (killer) T cells and destabilizing T regulatory cells, which has the potential to reduce the risk of relapse for patients treated with the standard of care.

Traditional CD137 antibodies have Fc domains that lead to crosslinking using Fc gamma receptors that are widely expressed in the body, which are believed to result in off-tumor activation and subsequent hepato-toxicities. Accordingly, F-star designed FS120 with specific mutations that alter the binding of the Fc domain to Fc gamma receptors to prevent the killing of the immune cells by ADCC and to make FS120 activity independent of Fc gamma receptors, which F-star believes is important for efficacy and safety benefits. Both OX40 and CD137 are found highly expressed in TILs versus blood. Therefore, F-star believes this will make FS120 immune activation conditional within cancer tissue, limit potential systemic toxicities and lead to safety benefits.

Clinical Plans

F-star plans to initiate a Phase 1 open-label, dose-escalation clinical trial of FS120 in patients with advanced cancers in the fourth quarter of 2020. If F-star is able to establish a preliminary safety profile of FS120 in the dose-escalation phase of this trial, F-star will investigate its clinical activity in patients with cancers that co-express OX40 and CD137. Further, F-star intends to explore FS120 in combination with PD-1/PD-L1 therapy focusing on selected tumor types. In the future, FS120 may also be explored in combination with chemotherapy. The initial safety and proof of concept efficacy studies in selected tumor types will be conducted within the Phase 1 protocol. This approach could potentially support expedited regulatory approval and the initiation of additional Phase 3 registrational trials.

Preclinical Data

Co-expression of OX40 and CD137

In an established preclinical mouse tumor model (CT26), F-star analyzed the number of immune cells that co-expressed OX40 and CD137 in the tumor, blood and in the liver. F-star observed that a high number of T cells in the tumor co-expressed OX40 and CD137, whereas T cells in peripheral blood and liver did not co-express OX40 and CD137. Co-expression of OX40 and CD137 has also been observed in human tumors including non-small-cell lung cancer. The higher number of co-expressing T cells in the tumor suggests that the activity of FS120 should be highly active at the tumor site, in comparison to non-specific activation of immune cells throughout the body, potentially providing a safety benefit.

Enhanced anti-tumor response to PD-1 blockade observed

F-star observed a significant reduction in tumor growth in an established preclinical mouse tumor model (CT26) in a treatment with a mouse mAb2 bispecific antibody equivalent of FS120, referred to as the mouse OX40/CD137 mAb2. When the mouse OX40/CD137 mAb2 was used in combination with a PD-1 antibody,

F-star observed increased long-term survival compared to what was observed with the monotherapy of either PD-1 or the mouse OX40/CD137 mAb2.

FS120 was observed to be superior to antibody combinations in activating human T cells

Human immune cells can be activated in vitro to upregulate OX40. Addition of FS120 to these cells resulted in enhanced stimulation of human T cells, as detected by increased interleukin-2 expression. The combination of CD137 and OX40 traditional antibodies was observed to be ineffective in this assay. F-star believes that, in contrast to the traditional antibodies, FS120’s observed potent activity is due to its ability to activate T cells independent of Fc gamma receptors.

FS120 was observed to be well-tolerated in preclinical studies

In an IND-enabling toxicology study conducted in non-human primates, FS120 was observed to be well-tolerated at doses up to the maximum administered dose of 30 mg/kg. No adverse observations, including no acute increases in serum cytokines levels were reported. This was consistent with F-star’s results from cytokine release assays performed using human blood. The non-human primate study also showed dose-dependent increases in proliferating CD4+ (helper), CD8+ (killer) T cells and NK cells, consistent with F-star’s findings in murine pharmacology studies using the OX40/CD137 mAb2 surrogate.

FS222 – F-star’s CD137 and PD-L1 mAb2 Bispecific Antibody

FS222 is an anti-cancer mAb[2] bispecific antibody that is designed to target both the costimulatory CD137 and the inhibitory PD-L1 receptors, which are co-expressed in a number of tumor types including non-small-cell lung cancer, breast cancer and gastrointestinal cancers such as colorectal and esophageal cancer. F-star plans to submit a CTA in the second half of 2020 and to initiate a Phase 1 clinical trial in patients with advanced cancers for FS222 in the first quarter of 2021. F-star believes there is a strong rationale to combine FS222 with other anti-cancer agents, including targeted therapy and chemotherapy, and this can be done within the Phase 1 study.

Potential Clinical Applications of a CD137/PD-L1 Bispecific Antibody

A CD137 and PD-L1 bispecific antibody has the potential to increase the efficacy compared to the combination of two traditional antibodies. Both targets are present on tumor and immune cells within the tumor environment. Blocking the PD-L1 pathway acts to “release the brake” thereby reducing immunosuppression, while stimulating the CD137 pathway acts to “hit the gas” and amplify immune activation. CD137-driven T cell activation results in interferon gamma cytokine release. This cytokine release causes increases in PD-L1 on tumor and immune cells. F-star believes that this upregulation of PD-L1 could be a resistance mechanism of traditional CD137 antibody therapy that limits its activity in the tumor microenvironment.

F-star intends to develop FS222 in cancers that co-express both CD137 and PD-L1 receptors. Tumors such as non-small-cell lung cancer, triple negative breast cancer, colorectal cancer, esophageal and cancers positive for tertiary lymphoid structures (TLS+) are likely to have tumor-resident T cells and NK cells expressing CD137, as well as cells that express PD-L1. These represent tumor types that individually and collectively have a spectrum of PD-L1 expression from high to low (less than 5% cells that express PD-L1). These cancer types are diagnosed in over 4.5 million patients globally every year and represent attractive indications for FS222. F-star plans to focus on defined clinical segments of these cancers. For example, there is need for sequential treatments after failure on PD-1/PD-L1 regimens in non-small-cell lung cancer, which are currently given in the first-line setting or after failure on targeted agents. F-star believes there is a broad opportunity for FS222, either alone or in combination with other anti-cancer therapies, in treating these patient populations.

F-star’s Solution: FS222

FS222 is a mAb2 bispecific antibody that binds to CD137 through its Fcab domain and PD-L1 via the Fv domain. FS222 simultaneously “releases the brake” on immune control of cancer by blocking the PD-1/PD-L1 pathway and “hits the gas” on immune activation by activating the CD137 pathway. FS222 has the potential to provide clinical benefit through multiple mechanisms based on its tetravalency. These include: (1) blocking the PD-1/PD-L1 immunosuppressive pathway and (2) conditionally clustering and crosslinking CD137 receptors, resulting in activation of CD137 in a PD-L1-dependent manner. F-star believes this dual mechanism of action would amplify the anti-tumor activity of FS222. F-star’s preclinical data shows that FS222 has the potential to be more effective than a combination of traditional PD-L1 and CD137 antibodies.

Mechanism of Action of FS222

Similar to FS120, FS222 has been designed with specific mutations to make its activity independent of binding to Fc gamma receptors. PD-L1 is frequently expressed at high levels on cells within cancer tissue compared to non-cancer tissue. Therefore, F-star believes this will make FS222 immune activation conditional within cancer tissue, limit potential systemic toxicities and lead to safety benefits.

Clinical Plans

F-star plans to file a CTA in the second half of 2020 and initiate a Phase 1 open-label, dose-escalation clinical trial of FS222 in patients with advanced cancers in the first quarter of 2021. The initial safety and proof of concept efficacy studies in selected tumor types will be conducted within the Phase 1 protocol. While F-star attempts to establish the preliminary safety and optimal dosing regimen for FS222, F-star will simultaneously investigate preliminary efficacy signals with FS222 therapy in a small number of tumor types of interest, potentially including colorectal, non-small-cell lung cancer, esophageal and TLS+ tumors. These data will form the basis for the selection of specific tumor types in which to assess the clinical activity of FS222 in a larger group of patients in the Phase 1 study. This approach could potentially support expedited regulatory approval and the initiation of additional Phase 3 registrational trials.

Preclinical Data

Co-expression of CD137 and PD-L1

In an established preclinical mouse tumor model (CT26), F-star analyzed the percentage of immune cells that co-expressed CD137 and PD-L1, both in the tumor and in the blood. F-star observed that a high number of T cells in the tumor co-expressed CD137 and PD-L1, whereas T cells in peripheral blood did not co-express CD137 and PD-L1. Co-expression of CD137 and PD-L1 has also been observed in human tumors including non-small-cell lung cancer. The higher number of co-expressing T cells in the tumor suggests that the activity of FS222 should be highly active at the tumor site, in comparison to non-specific activation of immune cells throughout the body, potentially providing a safety benefit. In an IND/CTA-enabling toxicology study conducted in non-human primates, FS222 was observed to be well-tolerated at doses up to the maximum administered dose of 30 mg/kg. No adverse observations, including no acute increases in serum cytokines levels were reported. This was consistent with F-star’s results from cytokine release assays performed using human blood. The non-human primate study also showed dose-dependent increases in proliferating CD4+ (helper), CD8+ (killer) T cells and NK cells, consistent with F-star’s findings in murine pharmacology studies using the CD137/PD-L1 mAb2 surrogate.

Superior anti-tumor activity observed compared to a combination of traditional antibodies

In an established preclinical mouse tumor model (MC38), treatment with a mouse mAb2 bispecific antibody equivalent of FS222 (mouse CD137/PD-L1 mAb2) was observed to lead to long-term survival and complete tumor elimination in all treated mice, an effect that was observed to be unmatched by two traditional antibodies in combination. F-star believes this effect was observed because of FS222’s ability to deliver the dual anti-cancer mechanisms.

FS222 observed to be a potent activator of human T cells

The ability of FS222 to activate T cells isolated from human blood was tested in vitro. FS222 was observed to be a potent activator of human T cells, as detected by increased interferon gamma release. FS222 was more potent than the combination of its individual bispecific components, indicating that FS222’s tetravalent binding and crosslinking led to enhanced T cell activation.

FS222-induced T cell activation was observed to be dependent on PD-L1

F-star tested whether FS222’s T cell activation was dependent on PD-L1 binding and therefore, conditional. In an in vitro assay with human T cells and other cells expressing PD-L1, F-star observed that FS222 activation of T cells required binding to PD-L1. This demonstrated that FS222 required binding to both CD137 and PD-L1 to crosslink and cluster CD137 and conditionally activate the T cells. As anticipated, in addition to inducing CD137 activation, FS222 also blocked the PD-1/PD-L1 pathway, which F-star has demonstrated in vitro.

Collaborations and License Agreements

2016 License and Collaboration Agreement with Denali Therapeutics Inc.

In August 2016, F-star Biotechnology Limited, F-star Gamma Limited (“F-star Gamma”), and F-star Biotechnologische Forchungs-und Entwicklungsges.m.b.H entered into a license and collaboration agreement (the

“Denali License and Collaboration Agreement”), with Denali Therapeutics Inc. (“Denali”). The goal of the collaboration was the development of certain constant Fc domains of an antibody with non-native antigen binding activity (“Fcabs”), to enhance delivery of therapeutics across the blood brain barrier into the brain. The collaboration was designed to leverage F-star’s modular antibody technology and Denali’s expertise in the development of therapies for neurodegenerative diseases. In connection with the entry into the collaboration agreement, Denali also purchased from the F-star Gamma shareholders an option, which F-star refer to as the buy-out-option, to acquire all of the outstanding shares of F-star Gamma pursuant to a pre-negotiated share purchase agreement.

On May 30, 2018, Denali exercised such buy-out option and entered into a Share Purchase Agreement (the “Purchase Agreement”), with the shareholders of F-star Gamma and Shareholder Representative Services LLC, pursuant to which Denali acquired all of the outstanding shares of F-star Gamma (the “Acquisition”).

As a result of the Acquisition, F-star Gamma has become a wholly owned subsidiary of Denali and Denali changed the entity’s name to Denali BBB Holding Limited. In addition, Denali became a direct licensee of certain of F-star’s intellectual property (by way of Denali’s assumption of F-star Gamma’s license agreement with F-star (the “F-star Gamma License”)). Denali made initial exercise payments to F-star and the former shareholders of F-star Gamma under the Purchase Agreement and the F-star Gamma License in the aggregate, of $18.0 million, less the net liabilities of F-star Gamma, which were approximately $0.2 million. Of this total, $4.0 million was payable to F-star. In June 2019, Denali made a payment of $1.5 million to F-star upon achieving a GMP Manufacturing milestone. In addition, Denali is required to make future contingent payments, to it and the former shareholders of F-star Gamma, up to a maximum amount of $437.0 million in the aggregate upon the achievement of certain defined preclinical, clinical, regulatory and commercial milestones. Of this total, up to a maximum amount of $91.4 million is payable to F-star. The total amount of the contingent payments varies based on whether F-star deliver an Fcab that meets pre-defined criteria and whether the Fcab has been identified solely by it or solely by Denali or jointly by it and Denali.

Under the terms of the Denali License and Collaboration Agreement, Denali has the right to nominate up to three Fcab targets (“Accepted Fcab Targets”), within the first three years of the date of the Denali License and Collaboration Agreement. Upon entering into the Denali License and Collaboration Agreement, Denali had selected transferrin receptor (“TfR”), as the first Accepted Fcab Target and paid it an upfront fee of $5.5 million, which included selection of the first Accepted Fcab Target. In May 2018, Denali exercised its right to nominate two additional Fcab targets and identified a second Accepted Fcab Target. Denali made a one-time payment for the two additional Accepted Fcab Targets of, in the aggregate, $6.0 million and has extended the time period for its selection of the third Accepted Fcab Target until approximately the fourth anniversary of the date of the Denali License and Collaboration Agreement.

Denali is also responsible for certain research costs incurred by F-star in conducting activities under each agreed development plan, for up to 24 months.

Under the terms of the Denali agreements, F-star is prohibited from developing, commercializing and manufacturing any antibody or other molecule that incorporates any Fcab directed to an Accepted Fcab Target, or any such Fcab as a standalone product, and from authorizing any third party to take any such action.

2018 Agreement with Iontas Limited

In March 2018, F-star entered into an agreement (the “Iontas Agreement”), with Iontas Limited (“Iontas”), pursuant to which F-star acquired all Iontas’ right, title and interest in and to certain anti-PD-L1 human antibodies. Additionally, Iontas granted F-star a worldwide, exclusive license under any know-how or related intellectual property rights to exploit any products containing such antibodies. In connection with the entry into the Iontas Agreement, F-star made an upfront payment of £200,000 to Iontas.

Pursuant to the Iontas Agreement, F-star is obligated to pay an annual fee of £50,000 and up to £400,000 in the aggregate for certain specified preclinical milestones on a per product basis. F-star is obligated to pay Iontas up to £13 million in the aggregate upon the achievement of certain development and regulatory milestones and up to £12.75 million in the aggregate upon the achievement of certain commercial milestones, in each case on a per product basis.

Unless earlier terminated, the term of the Iontas Agreement will continue in perpetuity. F-star may terminate the Iontas Agreement upon specified prior written notice. Additionally, either party may terminate the Iontas Agreement in the event of an uncured material breach under the agreement by the other party or for certain bankruptcy or insolvency events involving the other party.

2018 Amended and Restated PD-LI License Agreements with Kymab Limited

Out-License Agreement

In November 2018, F-star entered into a license agreement (the “Kymab Out-License Agreement”), with Kymab Limited (“Kymab”), which amended and restated an original agreement dated April 19, 2016, pursuant to which F-star granted Kymab an exclusive license to certain of F-star’s patents and a non-exclusive license to certain of F-star’s know-how to research, develop, manufacture, use and commercialize antibodies comprising a PD-L1 Fcab and an Inducible T-Cell Co-Stimulator Fab component, or licensed products, for all therapeutic, prophylactic and diagnostic uses, including the treatment of human and animal disease.

Under the Kymab Out-License Agreement, Kymab must use commercially reasonable efforts to develop and commercialize a licensed product. During the term of the Kymab Out-License Agreement, F-star is subject to certain non-compete obligations. Failure of Kymab to meet certain diligence milestones will relieve it of such non-compete obligations.

Pursuant to the Kymab Out-License Agreement, F-star is entitled to receive a percentage of sublicensing revenue received by Kymab ranging in the low to high single digits. In the event that Kymab is acquired by a third party prior to entering into a sublicense agreement with respect to a licensed product, or, in the case where the acquirer is the sublicensee, then, in lieu of F-star’s right to receive a percentage of sublicensing revenue, F-star is entitled to receive development and regulatory milestones of up to £4.75 million in the aggregate, commercial milestones of up to £7.5 million in the aggregate and a low-single digit royalty on net sales of licensed products. In the event that Kymab sells licensed products, F-star is eligible to receive a low-single digit royalty on these net sales on a licensed product-by-product basis. F-star’s right to receive royalties under the Kymab Out-License Agreement expires, on a licensed product-by-licensed product and country-by-country basis, on the first to occur of: (i) the expiration, invalidation or abandonment date of the last valid licensed patent claim that covers the manufacture, sale or use of such licensed product in such country, and (ii) the tenth anniversary of the first commercial sale of such licensed product anywhere in the world.

Unless earlier terminated, the term of the Kymab Out-License Agreement will continue in perpetuity. Kymab may terminate the Kymab Out-License Agreement for convenience at any time effective upon expiration of a certain specified notice period. F-star may terminate the Kymab Out-License Agreement in the event of an uncured material breach under the agreement by Kymab. F-star may terminate Kymab’s rights under the Kymab Out-License Agreement if Kymab challenges any patent licensed to it under the Kymab Out-License Agreement. Kymab may terminate F-star’s rights under the Kymab Out-License Agreement if F-star challenge any patent controlled by Kymab.

In-License Agreement

In November 2018, F-star entered into a license agreement (the “Kymab In-License Agreement”), with Kymab, which amended and restated an original agreement dated April 19, 2016, pursuant to which F-star obtained from Kymab an exclusive license to certain of Kymab’s patents and a non-exclusive license to certain of Kymab’s know-how to research, develop, manufacture, use and commercialize antibodies comprising a LAG-3 Fcab and a single specified anti-PD-L1 Fab component, or licensed products, for all therapeutic, prophylactic and diagnostic uses, including the treatment of human and animal disease.

Under the Kymab In-License Agreement, F-star must use commercially reasonable efforts to develop and commercialize a licensed product. During the term of the Kymab In-License Agreement, F-star is subject to certain non-compete obligations, provided that such obligations shall cease upon the termination or expiration of the Kymab Out-License Agreement.

Pursuant to the Kymab In-License Agreement, F-star is obligated to pay Kymab a percentage of sublicensing revenue ranging in the low to high single digits. In the event that F-star is acquired by a third party prior to entering into a sublicense agreement with respect to a licensed product, or, in the case where the acquirer is the sublicensee, then, in lieu of F-star’s obligation to pay Kymab a percentage of sublicensing revenue, F-star is obligated to pay Kymab development and regulatory milestones of up to £4.75 million in the aggregate, commercial milestones of up to £7.5 million in the aggregate and a low-single digit royalty on net sales of licensed products. In the event that F-star sell licensed products F-star is obligated to pay Kymab a low-single digit royalty on these net sales. F-star’s obligation to pay royalties under the Kymab In-License Agreement expires, on a licensed product-by-licensed product and country-by-country basis, on the first to occur of: (i) the expiration, invalidation or abandonment date of the last valid licensed patent claim that covers the manufacture, sale or use of such licensed product in such country, and (ii) the tenth anniversary of the first commercial sale of such licensed product anywhere in the world.

Unless earlier terminated, the term of the Kymab In-License Agreement will continue in perpetuity. F-star may terminate the Kymab In-License Agreement for convenience at any time effective upon expiration of a certain specified notice period. Kymab may terminate the Kymab In-License Agreement in the event of an uncured material breach under the agreement by F-star. Kymab may terminate F-star’s rights under Kymab In-License Agreement if F-star challenges any patent licensed to it under the Kymab In-License Agreement. F-star may terminate Kymab’s rights under the Kymab In-License Agreement if Kymab challenges any patent controlled by F-star.

2019 License and Collaboration Agreement with Ares Trading S.A., an affiliate of Merck KGaA, Darmstadt, Germany (as amended, July 2020)

On May 13, 2019, F-star entered into a license and collaboration agreement (the “Ares Agreement”), with Ares, pursuant to which F-star granted Ares the option to enter into a worldwide, exclusive license to certain of F-star’s patents and know-how to develop, manufacture and commercialize two separate mAb2 antibody products that each contain a specific Fcab and a Fab target pair (each a licensed product), in the field of the treatment and prevention of diseases in humans.

Under the Ares Agreement, F-star received reimbursement of F-star’s internal and external development costs for each preclinical program. Under the Ares Agreement F-star conducted certain mutually agreed upon preclinical development activities and delivered data packages to Ares. Following receipt of each data package, Ares had the option to continue with the program and if Ares elected to continue with the program, Ares would be solely responsible for the continued development, manufacture and commercialization of the applicable licensed products. Ares exercised its option in relation to one of the preclinical programs (the “First Program”) on May 13, 2019, and exercised its option in relation to the second preclinical program (the “Second Program”) in July 2020.

In July 2020, the Ares Agreement was amended such that F-star granted Ares a time-limited option to enter into a worldwide, exclusive license to develop, manufacture and commercialize two additional mAb2 products (the “Third Program” and the “Fourth Program”) in the field of the treatment and prevention of diseases in humans. With respect to the Third Program and Fourth Program, F-star is not required to deliver data packages to Ares, and upon exercise of the option Ares will be solely responsible for the continued development, manufacture and commercialization of the applicable licensed products.

During the term of the Ares Agreement, F-star is subject to certain non-compete obligations.

Pursuant to the Ares Agreement, Ares paid €10 million in connection with the exercise of the option for the First Program and €7.5 million in connection with the exercise of the option for the Second Program. Additionally, Ares is obligated to pay F-star up to €408.5 million in the aggregate for the programs upon the achievement of certain development and regulatory milestones and up to €252 million in the aggregate upon the achievement of certain commercial milestones. F-star is eligible to receive a low single digit royalty on net sales of licensed products. The royalties payable to F-star under the Ares agreement may be reduced under certain circumstances. F-star’s right to receive royalties under the Ares Agreement expires, on a licensed product-by-licensed product and country-by-country basis, on the latest of: (i) the expiration, invalidation or abandonment date of the last valid licensed patent claim that covers such licensed product in such country, (ii) the expiration of regulatory exclusivity for such licensed product in such country and (iii) the twelfth anniversary of the first commercial sale of such licensed product in such country.

In connection with the Ares Agreement, F-star also granted Ares the right to negotiate a royalty agreement in the event of commercialization of FS118, and F-star reserved the right to receive a license to Ares’ FS118 manufacturing technology and a transfer of certain materials, provided such technology is not subject to a legal restriction. If this royalty agreement is entered into, F-star may be obligated to pay Ares a low single digit royalty on net sales of FS118 products, subject to certain reductions.

Unless earlier terminated, the term of the Ares Agreement will expire on a program-by-program basis on the date on which Ares has no further milestone or royalty obligations with respect to such program. F-star may terminate the Ares Agreement if Ares or any sublicensee challenges any patent licensed to it under the Ares Agreement. Ares may terminate the Ares Agreement on a program-by-program basis for convenience at any time effective upon expiration of certain specified notice periods. Either F-star or Ares may terminate the Ares Agreement in the event of an uncured material breach under the agreement by the other party or for certain bankruptcy or insolvency events involving the other party; provided, however that, in the event of F-star’s uncured material breach, under certain circumstances Ares may elect not to terminate the Ares Agreement and instead, as its sole remedy, to reduce future milestone and royalty payments by an agreed upon amount.

Manufacturing

F-star currently generates batches of its mAb2 bispecific antibody candidates in F-star’s laboratories for initial preclinical studies using standardized procedures. F-star relies on and expect to continue to rely on third-party contract manufacturing organizations (“CMOs”), to manufacture clinical materials and any future commercial materials for F-star’s mAb2 product candidates. F-star requires its CMOs to produce bulk drug substance and finished drug product in accordance with current Good Manufacturing Practices and all other applicable laws and regulations. F-star maintains agreements with its CMOs that include confidentiality and intellectual property provisions to protect F-star’s proprietary rights related to F-star’s mAb2 product candidates. F-star believes that the standard IgG platform processes used for mAb2 manufacturing can be transferred to a number of other CMOs for the production of clinical and commercial supplies of F-star’s mAb2 product candidates in the ordinary course of business.

Competition

The biotechnology and pharmaceutical industries, in developing novel and proprietary therapies for the treatment of cancer, are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. F-star believes that F-star’s differentiated technology, dominant intellectual property position, significant development experience and scientific knowledge provide F-star with competitive advantages, but F-star faces potential competition from many different sources, including large biotechnology and pharmaceutical companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for the research, development, manufacturing and commercialization of oncology therapies. F-star anticipates that it will face intense and increasing competition from the constantly evolving therapeutic landscape, as new drugs and therapies enter the market and advanced technologies become available. Any product candidates that F-star successfully develops and commercializes will compete with new oncology therapies that may become available in the future.

F-star competes in the segments of the biotechnology, pharmaceutical and other related markets that develop immuno-oncology therapies. There are many other companies that have commercialized and/or are developing immuno-oncology therapies for cancer including large biotechnology and pharmaceutical companies, such as AstraZeneca, BMS, Lilly, MSD, EMD Serono, Novartis, Pfizer, Genentech, a member of the Roche Group, and Sanofi. Several companies, not limited to those above, are attempting to combine immuno-oncology antibody therapies in order to modulate two cancer pathways simultaneously. Others have developed bispecific antibodies in order to leverage the effect of a combination of single-target traditional antibodies in a single molecule.

With respect to F-star’s mAb2 bispecific antibody pipeline, F-star is aware of a number of competitors using other technology methods to create bispecific antibodies to treat a variety of cancer types, including, but not limited to: Eli Lilly, Genmab A/S, Inhibrx, MacroGenics, Merus, Pieris Pharmaceuticals, Roche and Xencor, Inc.

With respect to F-star’s lead mAb2 product candidate, FS118, F-star is aware of other competing molecules targeting LAG-3 and PD-1/PD-L1 receptors. Companies pursuing a bispecific molecule include, but are not limited to: Avacta Group plc, Crescendo Biologics Ltd., GSK, Innovent, Inc. Y-Biologics, MacroGenics and Hoffmann-La Roche. In addition, companies pursuing a combination of two traditional antibodies include, but are not limited to: BMS, C.H. Boehringer Sohn AG & Co. KG, GSK, MSD, Novartis/Immutep Limited, Incyte, Regeneron Pharmaceuticals, Inc. and Symphogen A/S, now a subsidiary of Servier.

With respect to F-star’s second mAb2 product candidate, FS120, F-star is aware of other competing bispecific antibodies targeting OX40 and CD137, which include Aptevo Therapeutics. F-star is also aware that Pfizer still has ongoing clinical studies evaluating a combination of CD137 plus OX40 traditional antibodies.

With respect to F-star’s third mAb2 product candidate, FS222, F-star is aware of other competing bispecific antibodies targeting PD-L1 and CD137, which include: Genmab/BioNTech SE, Inhibrx/Elpiscience, Merus/Incyte, Numab Therapeutics AG/CStone Pharmaceuticals, Pieris Pharmaceuticals/Servier, Shattuck Labs, I-mab Biopharma, Macrogenics, QLSF Biotherapeutics and Kahr Medical. F-star is aware of other companies pursuing a combination of two traditional antibodies targeting PD-1/PD-L1 and CD137, which include: Lyvgen Biopharma (Suzhou)/MSD, Pfizer, and BMS.

Many of the companies against which F-star is competing or against which F-star may compete in the future, either alone or with their strategic collaborators, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than F-star does. Mergers and acquisitions in the biotechnology, pharmaceutical and diagnostic industries may result in even more resources being concentrated among a smaller number of F-star’s competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with F-star in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and enrolling patients for F-star’s clinical trials, as well as in acquiring technologies complementary to, or necessary for, F-star’s programs.

F-star could see a reduction or elimination of F-star’s commercial opportunity if F-star’s competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that F-star may develop. F-star’s competitors also may obtain FDA, EMA or other foreign regulatory approval for their products more rapidly than F-star may obtain approval for F-star’s, which could result in F-star’s competitors establishing a strong market position before F-star is able to enter the market.

Intellectual Property

F-star strives to protect and enhance the proprietary technology, inventions and improvements that are commercially important to the development of F-star’s business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. F-star also relies on trade secrets relating to F-star’s proprietary modular antibody technology platform and on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain F-star’s proprietary position in the immuno-oncology field and other fields that are or may be important for the development of F-star’s business. F-star additionally expects to rely on regulatory protection afforded through orphan drug designations, data exclusivity, market exclusivity and patent term extensions where available.

F-star’s commercial success may depend in part on its ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to F-star’s business; defend and enforce F-star’s patents; preserve the confidentiality of F-star’s trade secrets; and operate without infringing the valid enforceable patents and proprietary rights of third parties. F-star’s ability to stop third parties from making, using, selling, offering to sell or importing F-star’s products may depend on the extent to which F-star has rights under valid and enforceable patents or trade secrets that cover these activities. With respect to both licensed and company-owned intellectual property, F-star cannot be sure that patents will be granted with respect to any of F-star’s pending patent applications or with respect to any patent applications filed by it in the future, nor can F-star be sure that any of F-star’s existing patents or any patents that may be granted to F-star in the future will be commercially useful in protecting F-star’s commercial products and methods of manufacturing the same.

F-star has developed or in-licensed numerous patents and patent applications and possesses substantial know-how and trade secrets relating to the development and commercialization of F-star’s mAb2 product candidates and the underlying modular antibody technology platform. To date, F-star’s patent estate includes over 200 granted patents and over 60 pending patent applications generally directed to, for example, compositions and methods related to F-star’s Fcabs, F-star’s modular antibody technology platform, F-star’s lead mAb2 product development candidates, and other products, proprietary technologies and processes.

The patent portfolios for the fields containing F-star’s most advanced mAb2 product candidates as of the date of this proxy statement/prospectus are summarized below.

FS118 (LAG-3/PD-L1 mAb2)

F-star’s patent portfolio related to FS118 includes 12 owned or licensed patent families, which relate generally to the FS118 mAb2 bispecific antibody composition of matter, the LAG-3 Fcab and PD-L1 mAb antibody included in FS118, and methods of making and using the mAb2 bispecific antibody to treat cancer.

Specifically, F-star solely owns two FS118-focused patent families that include claims directed to the FS118 mAb2 bispecific antibody composition of matter and the LAG-3 Fcab included in FS118, respectively, as well as methods of making and using such compositions to treat cancer. Patent applications are pending in each of these families in major territories worldwide, including Australia, Canada, China, Europe, Japan and the United States. Any patents that may issue from these pending applications are expected to expire in 2037, absent any patent term adjustments or extensions.

F-star also solely owns a third FS118-focused patent family directed to FS118 dosing schedules. This patent family consists of a pending international application filed under the Patent Cooperation Treaty (“PCT”) filed, in 2020. Any patents that may derive from this international application will be expected to expire in 2040, absent any patent term adjustments or extensions.

Further, F-star solely owns patent families in F-star’s modular antibody technology platform portfolio that include claims directed to different aspects of the underlying Fcab and mAb2 bispecific antibody technologies utilized in FS118. Issued patents in these families are expected to expire between 2026 and 2028, absent any patent term adjustments or extensions. F-star’s modular antibody technology platform portfolio is discussed in more detail below.

Finally, F-star has an exclusive license to research, develop, manufacture, use and commercialize FS118 from Kymab under a number of patents related to the PD-L1 mAb utilized in FS118. Patents are expected to expire up to 2036, absent any patent term adjustments or extensions.

FS120 (OX40/CD137 mAb2)

F-star’s patent portfolio related to FS120 includes seven patent families, solely owned by F-star, which relate generally to the FS120 mAb2 bispecific antibody composition of matter, the OX40 Fcab and CD137 antibody included in FS120, and methods of making and using the mAb2 bispecific antibody to treat cancer.

Specifically, F-star solely owns three pending PCT applications and three corresponding Taiwan patent applications with claims directed to the composition of matter of the OX40 Fcab included in FS120, the CD137 antibody included in FS120, and the FS120 mAb2 bispecific antibody, respectively, as well as methods of making and using such compositions to treat cancer. Any patents that may issue from these patent applications will be expected to expire in 2039, absent any patent term adjustments or extensions.

Further, the F-star patent families in F-star’s modular antibody technology platform portfolio discussed above include claims directed to aspects of the underlying Fcab and mAb2 technologies utilized in FS120.

FS222 (CD137/PD-L1 mAb2)

F-star’s patent portfolio related to FS222 includes eight patent families, solely owned by F-star, which relate generally to the FS222 mAb2 bispecific antibody composition of matter, the CD137 Fcab and PD-L1 antibody included in FS222, and methods of making and using the mAb2 bispecific antibody to treat cancer.

Specifically, F-star solely owns three patent families with claims directed to the composition of matter of the CD137 Fcab included in FS222, the PD-L1 antibody included in FS222 (acquired under agreement from Iontas), and the FS222 mAb2 bispecific antibody, respectively, as well as methods of making and using them to treat cancer. Each of these patent families consists of a pending PCT application and a pending application in Taiwan, and any patents that may issue from these will be expected to expire in 2039, absent any patent term adjustments or extensions.

F-star also solely owns one patent family related to FS222 with claims directed to mAb2 bispecific antibodies that bind both a tumor antigen and a tumor necrosis factor receptor superfamily (TNFRSF) receptor on the surface of an immune cell and methods of making and using the same to treat cancer. This patent family contains pending patent application in Australia, Canada, China, Europe, Japan, South Korea and the United States. Any patents that may issue from these pending applications will be expected to expire in 2038, absent any patent term adjustments or extensions.

Additionally, the F-star patent families in F-star’s modular antibody technology platform portfolio discussed above include claims directed to aspects of the underlying Fcab and mAb2 technologies utilized in FS222.

Platform Technology

F-star’s patent portfolio also includes numerous patents and patent applications generally relating to its modular antibody technology platform and other products and programs not currently under development by F-star.

Specifically, F-star owns patent families relating to F-star’s modular antibody technology platform, including two patent families that generically claim the technology, one family that claims both the mAb2 technology and the Fcab technology, and one family with claims directed to improved methods for selecting functional Fcabs. Included in these four patent families are six issued U.S. patents, four pending U.S. patent applications, more than 200 issued ex-U.S. patents, and 11 pending ex-U.S. patent applications. Patents in these families are expected to expire between 2026 and 2028, absent any patent term adjustments or extensions.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the U.S. Patent and Trademark Office delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval.

Government Regulation and Product Approval

In the United States, the FDA regulates therapeutics like F-star’s mAb2 product candidates as biological products, or biologics, under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and related regulations. Biologics are also subject to other federal, state, local and foreign statutes and regulations. Failure to comply with the applicable U.S. regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant to significant fines and penalties, including administrative or judicial actions. These actions could include, for example, the suspension or termination of clinical trials by the FDA or an Institutional Review Board (“IRB”), the FDA’s refusal to approve pending applications or supplements, revocation of a biologics license, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, import detention, injunctions, civil penalties or criminal prosecution. Any such penalty or enforcement action could have a material adverse effect on F-star.

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of biologics. These agencies and other federal, state, local and foreign entities regulate, among other things, research and development activities and the testing, manufacture, quality control, effectiveness, safety, purity, potency, labeling, packaging, storage, distribution, record keeping and reporting, approval, import and export, advertising and promotion and post-market surveillance of biologics.

The FDA’s and comparable regulatory agencies’ policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of any future product candidates or approval of product or manufacturing changes, new disease indications, or label changes. F-star cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Biological Product Development

The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

•	completion of nonclinical laboratory tests and animal studies according to “GLPs”, and applicable requirements for the human use of laboratory animals or other applicable regulations;

•	submission of an IND application, which must become effective before clinical trials may begin;

•	approval of the protocol and related documentation by an independent IRB or ethics committee at each clinical trial site before each study may be initiated;

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performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as “GCPs”, and any additional requirements for the protection of human research subjects and their health information, to establish the safety, purity and potency of the proposed biologic for its intended use or uses;

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submission to the FDA of a Biologics License Application (“BLA”), for marketing approval that includes substantive evidence of safety, purity, and potency from results of nonclinical studies and clinical trials;

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satisfactory completion of FDA pre-approval inspections of manufacturing facilities where the biologic is produced to assess compliance with current Good Manufacturing Practice (“GMP”), requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;

•	potential FDA audits of the nonclinical study and clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA, which must occur before the biologic can be marketed or sold.

The testing and approval process requires substantial time and financial resources, and F-star cannot be certain that any new approvals for F-star’s mAb2 product candidates will be granted on a timely basis, if at all.

Preclinical Studies

Before testing any biological product candidate in human subjects, a company must develop extensive preclinical data. Preclinical tests, also referred to as nonclinical studies, generally include laboratory evaluations of product biological characteristics, chemistry and formulation as well as toxicological and pharmacological studies in several animal species to assess the potential quality, safety and activity of the product. Nonclinical studies must be performed in compliance with the FDA’s GLP regulations and, as applicable, the U.S. Department of Agriculture’s Animal Welfare Act and related regulations.

Prior to commencing the first clinical trial in humans, an IND application must be submitted to the FDA. A company must submit preclinical testing results, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. An IND is a request for authorization from the FDA to ship an unapproved, investigational product in interstate commerce and to administer it to humans, and it must become effective before clinical trials may begin. The IND application automatically becomes effective 30 days after receipt by the FDA unless the FDA within the 30-day time period raises concerns or questions about the conduct of the clinical trial and places the trial on clinical hold. In such case, the IND application sponsor must resolve any outstanding concerns with the FDA before the clinical trial may begin. The FDA also may impose clinical holds on a biological product candidate at any time before or during clinical trials due to, among other considerations, unreasonable or significant safety concerns, inability to assess safety concerns, lack of qualified investigators, a misleading or materially incomplete investigator brochure, study design deficiencies, interference with the conduct or completion of a study designed to be adequate and well-controlled for the same or another investigational product, insufficient quantities of investigational product, lack of effectiveness or non-compliance. If the FDA imposes a clinical hold, studies may not recommence without FDA authorization and then only under terms authorized by the FDA.

Human Clinical Trials

Clinical trials involve the administration of a biological product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the study sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objective of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping results that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND.

Informed consent must also be obtained from each study subject. Further, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and related documentation, including the form and content of the informed consent that must be signed by each study subject or his or her legal representative, before the trial commences at that site. The IRB for each site also monitors the clinical trial until completed. Regulatory authorities, an IRB, a data safety monitoring board or the study sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable safety risk.

A clinical trial sponsor is required to submit to the National Institutes of Health (“NIH”), for public posting on NIH’s clinical trial website details about certain active clinical trials and clinical trial results. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Although sponsors are obligated to disclose the results of their clinical trials after completion, disclosure of the results can be delayed in some cases for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The NIH’s Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and both NIH and FDA recently signaled the government’s willingness to begin enforcing those requirements against non-compliant clinical trial sponsors.

Human clinical trials are typically conducted in the following phases, which may overlap:

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Phase 1 — the product candidate is initially given to healthy human subjects or patients and tested for safety, dosage tolerance, reactivity, absorption, metabolism, distribution and excretion. These trials may also provide early evidence of effectiveness. During Phase 1 clinical trials, sufficient information about the investigational product’s activity may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials.

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Phase 2 — clinical trials are conducted in a limited number of patients in the target population to identify possible adverse effects and safety risks, to evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3 — when Phase 2 evaluations demonstrate that a dosage range of the product appears effective and has an acceptable safety profile and provide sufficient information for the design of Phase 3 clinical trials, Phase 3 clinical trials are undertaken to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical trial sites. Phase 3 clinical trials are performed after preliminary evidence suggesting effectiveness of the biologic has been obtained, and they are intended to further evaluate dosage, effectiveness and safety, to establish the overall benefit-risk relationship of the investigational biologic, and to provide an adequate basis for product approval by the FDA.

All of these trials must be conducted in accordance with GCP requirements in order for the data to be considered reliable for regulatory purposes. Further, during all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, test in laboratory animals or in vitro testing that suggests a significant risk for human subjects or any clinically important increase in the rate of a serious adverse reactions over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 clinical trials may be made a condition to be satisfied for continuing product approval. The results of Phase 4 clinical trials can confirm the effectiveness of a product candidate and can provide important safety information. Conversely, the results of Phase 4 clinical trials can raise new safety or effectiveness issues that were not apparent during the original review of the product, which may result in product restrictions or even withdrawal of product approval. If any of F-star’s products are subject to post-marketing requirements and commitments, there may be resource and financial implications for F-star’s business.

The U.S. Biologics License Application Approval Process

In order to obtain approval to market a biologic in the United States, a BLA must be submitted to the FDA and must provide data establishing to the FDA’s satisfaction, among other things, the safety and effectiveness of the investigational product for the proposed indication. Each BLA submission requires a substantial user fee payment unless a waiver or exemption applies. The application includes all relevant data available from pertinent nonclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product. In addition, the application may include supplemental data from a number of alternative sources, including studies initiated by investigators. The FDA will initially review a BLA for completeness before it accepts it for filing. Under the FDA’s procedures, the agency has 60 days from its receipt of a BLA, or the filing period, to determine whether the application will be accepted for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed product is safe and potent, which includes determining whether it is effective for its intended use, whether it has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making its approval decisions.

During the review and approval process, the FDA also will determine whether a “REMS” is necessary to assure that the benefits of the new biological product outweigh its risks. A REMS may include various elements depending on what the FDA considers necessary for the safe use of the biologic. These elements range from a medication guide or patient package insert to training and certification requirements for prescribers and/or pharmacies to safe use conditions that must be in place before the product is dispensed. If the FDA concludes that a REMS is needed, the BLA sponsor must submit a proposed REMS plan that the FDA deems satisfactory or the FDA will not approve the BLA.

The FDA’s standard review time for a BLA for a new biological product is ten months from the end of the 60-day filing period. Based on pivotal clinical trial results submitted in a BLA, at the discretion of the FDA or upon the request of an applicant, the FDA may grant a priority review designation to a product, which sets the target date for FDA action on the application at six months from the end of the filing period. The FDA assigns priority review designation to a biologic that is intended to prevent or treat a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. Priority review designation does not change the scientific or medical standard for approval or the quality of evidence necessary to support approval.

After the FDA completes its review of a BLA, it will either communicate to the sponsor that it will approve the product, or issue a complete response letter to communicate that it will not approve the BLA in its current form and to inform the sponsor of changes that the sponsor must make or additional clinical, nonclinical or manufacturing data that must be received before the FDA can approve the application, with no implication regarding the ultimate approvability of the application. If a complete response letter is issued, the sponsor may either resubmit the BLA, addressing all deficiencies identified in the letter, or withdraw the application. Resubmitting a BLA in response to a complete response letter can add additional time to the approval process for a product.

Before approving a BLA, the FDA typically will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA may inspect one or more clinical sites to assure compliance with GCP. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies and often will request additional testing or information. This may significantly delay further review of the application. If the FDA finds that a clinical site did not conduct the clinical trial in accordance with GCP, the FDA may, for example, determine the data generated by the clinical site should be excluded from the primary efficacy analyses provided in the BLA. Additionally, notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

Under the “PREA”, an initial BLA or certain supplements to a BLA for a novel product must contain data to assess the safety and effectiveness of the biologic for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of pediatric data until after approval of the product for use in adults or full or partial waivers from the pediatric data requirement. Unless otherwise required by regulation, PREA does not typically apply to any biological product for an indication for which orphan designation has been granted. The “FDASIA”, enacted in 2012, made permanent the PREA requirement that a sponsor who is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan (“PSP”), within sixty days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 clinical trial. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from pre-clinical studies, early phase clinical trials or other clinical development programs.

The testing and approval process for a biologic requires substantial time, effort and financial resources and this process may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis or at all. F-star may encounter difficulties or unanticipated costs in F-star’s efforts to secure necessary governmental approvals, which could delay or preclude F-star from marketing its products.

Even if a product candidate receives regulatory approval, the approval will be limited to specific disease states, patient populations and/or dosages, or might contain significant limitations on use in the form of warnings, precautions or contraindications, or in the form of a REMS-imposed risk management plan or restrictions on distribution, or the approval may include mandatory post-marketing study or clinical trial requirements. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product, including imposition of restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS, requirements to conduct additional studies or trials, or even complete withdrawal of the product from the market. In addition, F-star cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

U.S. Post-Approval Requirements

Any products manufactured or distributed by F-star or on F-star’s behalf pursuant to FDA approvals will be subject to continuing regulation by the FDA, including requirements for record-keeping, reporting of adverse experiences with the biologic, and submitting biological product deviation reports to notify the FDA of unanticipated changes in distributed products. Manufacturers are required to register their facilities with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP standards. This will require F-star and any third-party manufacturers to implement certain quality processes, manufacturing controls and documentation requirements in order to ensure that the product is safe, has the identity and strength and meets the quality, purity and potency characteristics that it purports to have. There are continuing, annual user fee requirements for any marketed products and the establishments where such products are manufactured, as well as new application fees for supplemental applications with clinical data.

F-star cannot be certain that F-star or F-star’s present or future suppliers will be able to comply with the cGMP and other FDA regulatory requirements. If F-star’s present or future suppliers are not able to comply with these requirements, the FDA may halt F-star’s clinical trials, refuse to approve any BLA or other application, force F-star to recall a product from distribution, shut down manufacturing operations or withdraw approval of the BLA for that biologic. Noncompliance with cGMP or other requirements can also result in issuance of warning letters, civil and criminal penalties, seizures, and injunctive action. The distribution of biological products is subject to additional state requirements and regulations, including record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of prescription biological products.

The FDA and other federal and state agencies closely regulate the labeling, marketing and promotion of biologics. While doctors may prescribe any product approved by the FDA for unapproved uses or patient populations (known as “off-label” uses), manufacturers may not market or promote such uses. In addition, biologic promotional materials must be submitted to the FDA in conjunction with their first publication or first dissemination. Further, if there are any modifications to the biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, injunctions, potential civil and criminal penalties, criminal prosecution and agreements with governmental agencies that materially restrict the manner in which a product approved by FDA may be promoted or distributed.

In addition, the distribution of prescription pharmaceutical products is subject to the “PDMA”, which regulates the distribution of drugs and biological product samples at the federal level, and sets minimum standards for the registration and regulation of prescription drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. Most recently, the “DSCSA”, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10 year period that is expected to culminate in November 2023. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

FDA’s Regulation of Companion Diagnostics

F-star believes that the success of certain of its mAb2 product candidates may depend, in part, on the development and commercialization of a companion diagnostic. Companion diagnostics identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics are regulated as medical devices by the FDA. In the United States, the U.S. Federal Food, Drug, and Cosmetic Act and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import and post-market surveillance. Unless an exemption or FDA exercise of enforcement discretion applies, diagnostic tests generally require marketing clearance or approval from the FDA prior to commercialization. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval (“PMA”).

To obtain 510(k) clearance for a medical device, or for certain modifications to devices that have received 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or to a pre-amendment device that was in commercial distribution before May 28, 1976, or a predicate device, for which the FDA has not yet called for the submission of a PMA. In making a determination that the device is substantially equivalent to a predicate device, the FDA compares the proposed device to the predicate device or predicate devices and assesses whether the proposed device is comparable to the predicate device or predicate devices with respect to intended use, technology, design and other features which could affect safety and effectiveness. If the FDA determines that the proposed device is substantially equivalent to the predicate device or predicate devices, the proposed device may be cleared for marketing. The 510(k) premarket notification pathway generally takes from three to 12 months from the date the application is completed, but can take significantly longer.

In contrast, PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. For diagnostic tests, a PMA application typically includes data regarding analytical and clinical validation studies. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. The FDA’s review of an initial PMA application is expected to take between six to ten months, although the process typically takes longer, and may require several years to complete. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny the approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. Once granted, PMA approval may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards is not maintained, or problems are identified following initial marketing.

In 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the agency, for novel therapeutic products that depend on the use of a diagnostic test and where the diagnostic device could be essential for the safe and effective use of the corresponding therapeutic product, the PMA application for the companion diagnostic device should be developed and approved or cleared contemporaneously with the therapeutic, although the FDA recognizes that there may be cases when contemporaneous development may not be possible. However, in cases where a drug cannot be used safely or effectively without the companion diagnostic, the FDA’s guidance indicates that the agency will generally not approve the drug without the approval or clearance of the diagnostic device. The FDA also issued a draft guidance in July 2016 setting forth the principles for co-development of an in vitro companion diagnostic device with a therapeutic product. The draft guidance describes principles to guide the development and contemporaneous marketing authorization for the therapeutic product and its corresponding in vitro companion diagnostic. Subsequently, in December 2018, the FDA published a draft guidance entitled “Developing and Labeling In Vitro Companion Diagnostic Devices for a Specific Group or Class of Oncology Therapeutic Products” that is intended to facilitate class labeling on diagnostic tests for oncology therapeutic products, where scientifically appropriate. The draft guidance notes that in some cases, if evidence is sufficient to conclude that the companion diagnostic is appropriate for use with a specific group or class of therapeutic products, the companion diagnostic’s intended use should name the specific group or class of therapeutic products, rather than specific products.

Once cleared or approved, a companion diagnostic device must adhere to post-marketing requirements for medical device products including the requirements of FDA’s Quality System Regulation, adverse event reporting, recalls and corrections along with product marketing requirements and limitations. Like drug and biologic makers, companion diagnostic makers are subject to unannounced FDA inspections at any time, during which the FDA will conduct an audit of the product(s) and the company’s facilities for compliance with its authorities.

U.S. Orphan Drug and European Orphan Medicinal Product Designation and Exclusivity

The U.S. Orphan Drug Act provides incentives for the development of products intended to treat rare diseases or conditions, which are generally diseases or conditions that affect fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making a drug or biologic available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested and granted by the FDA before submitting a BLA. The benefits of orphan drug designation include research and development tax credits and exemption from FDA user fees. Orphan designation, however, does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Under PREA, submission of a pediatric assessment is not typically required for pediatric investigation of a product that has been granted orphan drug designation. However, under the FDA Reauthorization Act of 2017, the scope of the PREA was extended to require pediatric studies for products intended for the treatment of an adult cancer that are directed at a molecular target that are determined to be substantially relevant to the growth or progression of a pediatric cancer. In addition, the FDA finalized guidance in 2018 indicating that it does not expect to grant any additional orphan drug designation to products for pediatric subpopulations of common diseases. Nevertheless, FDA intends to still grant orphan drug designation to a drug or biologic that otherwise meets all other criteria for designation when it prevents, diagnoses or treats either (i) a rare disease that includes a rare pediatric subpopulation, (ii) a pediatric subpopulation that constitutes a valid orphan subset, or (iii) a rare disease that is in fact a different disease in the pediatric population as compared to the adult population. Generally, if a product that receives orphan designation receives the first FDA approval for the orphan indication, the product is entitled to orphan drug exclusivity, which means that for seven years, the FDA is prohibited from approving any other applications to market the same drug or biological product for the same indication, except in limited circumstances. Orphan exclusivity does not block the approval of a different drug or biologic for the same rare disease or condition, nor does it block the approval of the same drug or biologic for different conditions. As a result, even if one of F-star’s mAb2 product candidates receives orphan exclusivity, the FDA can still approve different drugs or biologics for use in treating the same indication or disease, which could create a more competitive market for F-star. Additionally, if a drug or biologic designated as an orphan product receives marketing approval for an indication broader than what was designated, it may not be entitled to orphan drug exclusivity.

Orphan exclusivity will not bar approval of another product with the same drug or biologic for the same condition under certain circumstances, including if a subsequent product with the same drug or biologic for the same condition is shown to be clinically superior to the approved product on the basis of greater efficacy or safety or a major contribution to patient care, or if the company with orphan drug exclusivity cannot assure the availability of sufficient quantities of the drug or biologic to meet the needs of persons with the disease or condition for which the drug or biologic was designated.

After the FDA grants orphan designation, the identity of the applicant, as well as the name of the therapeutic agent and its designated orphan use, are disclosed publicly by the FDA.

Similarly, the European Commission grants orphan medicinal product designation to products intended for the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, affecting not more than five in 10,000 people in the European Union. In addition, orphan drug designation can be granted if the drug is intended for a life-threatening or chronically debilitating condition in the European Union and without incentives it is unlikely that returns from sales of the drug in the European Union would be sufficient to justify the investment required to develop the drug. In order to receive orphan designation, there must also be no satisfactory method of diagnosis, prevention or treatment of the condition, or if such a method exists, the medicine in question must be of significant benefit to those affected by the condition. In addition, sponsors are required to submit to the “EMA’s” Pediatric Committee, and comply with a “PIP”, in order to initiate pivotal clinical investigation and seek marketing authorization in the European Union, unless the particular product is eligible for a deferral or waiver of the requirement to submit a PIP. The requirement to submit a PIP is waived for specific medicines or classes of medicines that are likely to be ineffective or unsafe in part or all of the pediatric population, are intended for conditions that occur only in adults or do not represent a significant therapeutic benefit over existing treatments for pediatric patients.

Designated orphan medicinal products are entitled to a range of incentives during the development and regulatory review process, including scientific assistance for study protocols, a partial or total reduction in fees and eligibility for conditional marketing authorization. Once authorized, orphan medicinal products are entitled to ten years of market exclusivity in all EU member states. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the ten-year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities of such product. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if the similar product is established to be safer, more effective or otherwise clinically superior to the original orphan medicinal product. An EU member state can request that the period of market exclusivity be reduced to six years if it can be demonstrated at the end of the fifth year of market exclusivity that the criteria for orphan designation no longer apply, such as where the medicine is sufficiently profitable. The period of market exclusivity may be extended for an additional two years for medicines that have also complied with an agreed PIP.

Pediatric Exclusivity

Pediatric exclusivity is another type of non-patent marketing exclusivity available in the United States and, if granted, it provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity for the approved drug or biological product. Under the Best Pharmaceuticals for Children Act (“BPCA”), certain therapeutic candidates may obtain an additional six months of exclusivity if the sponsor submits information requested in writing by the FDA, referred to as a Written Request, relating to the use of the active moiety of the product or therapeutic candidate in children. The data do not need to show the product to be effective in the pediatric population studied; rather, the additional protection is granted if the pediatric clinical study is deemed to have fairly responded to the FDA’s Written Request. As part of the FDASIA in 2012, the United States Congress permanently reauthorized the BPCA in addition to the PREA.

Although the FDA may issue a Written Request for studies on either approved or unapproved indications, it may only do so where it determines that information relating to that use of a product or therapeutic candidate in a pediatric population, or part of the pediatric population, may produce health benefits in that population. The issuance of a Written Request does not require the sponsor to undertake the described studies. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

U.S. Reference Product Exclusivity for Biological Products

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), enacted as part of the Patient Protection and Affordable Care Act in March 2010, created a unique licensure framework for biosimilars in the United States, which could ultimately subject F-star’s biological product candidates, if approved for marketing, to direct competition from potential future biosimilars. A biosimilar product is defined as one that is highly similar to a reference biological product notwithstanding minor differences in clinically inactive components and for which there are no clinically meaningful differences between the follow-on biological product and the reference product in terms of the safety, purity and potency of the product. To date, the FDA has approved a number of biosimilars, and numerous biosimilars have been approved in Europe. The FDA has also issued several guidance documents outlining its approach to reviewing and approving biosimilars and interchangeable biosimilars.

Under the BPCIA, a manufacturer may submit an abbreviated application for licensure of a biologic that is biosimilar to or interchangeable with an FDA-licensed reference biological product. This abbreviated approval pathway is intended to permit a biosimilar to come to market more quickly and less expensively than if a “full” BLA were submitted, by relying to some extent on the FDA’s previous review and approval of the reference biologic to which the proposed product is similar. Additionally, under the BPCIA, a biosimilar may be licensed as an interchangeable product upon a demonstration that the proposed product can be expected to produce the same clinical results as the reference product in any given patient, and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Upon licensure by the FDA, an interchangeable biosimilar may be substituted for the reference product without the intervention of the healthcare provider who prescribed the reference product, although to date no such products have been approved for marketing in the United States.

Under the abbreviated approval pathway, the biosimilar applicant must demonstrate that the product is biosimilar based on data from (1) analytical studies showing that the biosimilar product is highly similar to the reference product; (2) animal studies (including toxicity); and (3) one or more clinical studies to demonstrate safety, purity and potency in one or more appropriate conditions of use for which the reference product is approved. In addition, the applicant must show that the biosimilar and reference products have the same mechanism of action for the conditions of use on the label, route of administration, dosage and strength, and the production facility must meet standards designed to assure product safety, purity and potency.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the first approved interchangeable biologic product will be granted an exclusivity period of up to one year after it is first commercially marketed. If pediatric studies are performed and accepted by the FDA as responsive to a Written Request, the 12-year exclusivity period will be extended for an additional six months.

In addition, the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a supplement for the reference product for a subsequent application filed by the same sponsor or manufacturer of the reference product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

The BPCIA is complex and only beginning to be interpreted and implemented by the FDA. As part of the Affordable Care Act, moreover, the future of the BPCIA is subject to uncertainty following a December 2019 Fifth Circuit Court of Appeals ruling that upheld a lower court’s finding that the individual mandate in the

Affordable Care Act is unconstitutional. The Fifth Circuit also reversed and remanded the case to the district court to determine if other reforms enacted as part of the Affordable Care Act but not specifically related to the individual mandate or health insurance, including the BPCIA, could be severed from the rest of the Affordable Care Act so as not to be declared invalid. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case and has allocated one hour for oral arguments, which are expected to occur in the fall, with a decision likely to follow in 2021. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to significant uncertainty.

Coverage, Pricing, and Reimbursement

In both domestic and foreign markets, sales of any products for which F-star may receive regulatory approval will depend in part upon the availability of coverage and adequate reimbursement from third-party payors. Coverage also may be more limited than the purposes for which the product is approved by the FDA or regulatory authorities in other countries. In the United States, such third-party payors include government health programs, such as Medicare and Medicaid, private health insurers and managed care providers and other organizations. Coverage decisions may depend upon clinical and economic standards that disfavor new drug and biological products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Assuming coverage is granted, the reimbursement rates paid for covered products might not be adequate and eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers F-star’s costs, including research, development, manufacture, sale and distribution. Interim payments for new products, if applicable, may also not be sufficient to cover F-star’s costs and may not be made permanent. Even if favorable coverage status and adequate reimbursement rates are attained, less favorable coverage policies and reimbursement rates may be implemented in the future. The marketability of any products for which F-star may receive regulatory approval for commercial sale may suffer if the government and other third-party payors fail to provide coverage and adequate reimbursement to allow F-star to sell such products on a competitive and profitable basis. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs and biologics. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. For example, under these circumstances, physicians may limit how much or under what circumstances they will prescribe or administer F-star’s future therapeutic products and patients may decline to purchase such products. This, in turn, could affect F-star’s ability to successfully commercialize F-star’s future therapeutic products and impact F-star’s profitability, results of operations, financial condition, and future success.

The market for any mAb2 product candidates for which F-star may receive regulatory approval in the United States will depend significantly on the degree to which these products are listed on third-party payors’ drug formularies or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included on such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug or biologic on their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent, biosimilar product, or other alternative is available. In addition, no uniform coverage and reimbursement policy exists and coverage and reimbursement can differ significantly from payor to payor. As such, one third-party payor’s determination to provide coverage does not assure that other third-party payors will also provide coverage. Third-party payors often rely on Medicare coverage policy and payment limitations in setting their own reimbursement rates but also have their own methods to individually establish coverage and reimbursement policies. As a result, obtaining coverage and adequate reimbursement can be a time-consuming and costly process. F-star may be required to provide scientific and clinical support for the use of any of its approved biological products to each third-party payor separately with no assurance that approval would be obtained, and F-star may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of F-star’s future therapeutic products. F-star cannot be certain that F-star’s mAb2 product candidates will be considered cost-effective by any private or government payors. This process could delay the market acceptance of any product candidates for which F-star may receive approval and could have a negative effect on F-star’s future revenues and operating results.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In some countries, the pricing of prescription pharmaceuticals is subject to government control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and adequate reimbursement or pricing approval in some countries, F-star may be required to conduct a clinical trial that compares the cost-effectiveness of F-star’s product to other available therapies. Historically, therapeutic candidates launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

Additionally, the containment of healthcare costs has become a priority of federal and state governments and the prices of therapeutics have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic and biosimilar products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit F-star’s future net revenue and operating results. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement for the pharmaceutical or biological products apply to companion diagnostics.

Anti-Kickback, False Claims, Physician Payments Sunshine and Other U.S. Healthcare Laws

In addition to FDA restrictions on marketing, several other types of U.S. state and federal laws are relevant to F-star’s current and future business operations, including broadly applicable fraud and abuse and other healthcare laws, including the anti-kickback and false claims laws, privacy and security laws and transparency laws. F-star is subject to these laws or will become subject to them in the future, and they may affect F-star’s business.

The U.S. federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for an item of service, or the purchase, lease, order or recommendation of any good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute is subject to evolving interpretations. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, formulary managers and other individuals and entities on the other hand, and the government has enforced the federal Anti-Kickback Statute to reach large settlements with healthcare companies based on sham consulting and other financial arrangements with physicians. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act, described below. There are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions; however, the exceptions and safe harbors are drawn narrowly, and practices that do not fit squarely within an exception or safe harbor may be subject to scrutiny.

The federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalty laws, prohibit, among other things, any person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to the U.S. government, or knowingly making, or causing to be made or used, a false record or statement material to a false or fraudulent claim to the U.S. government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. government. Actions under these laws may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Many pharmaceutical and other healthcare companies have faced investigations and lawsuits, including those brought by individuals through qui tam actions, for a variety of allegedly improper promotional and marketing activities, including inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates; providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; or engaging in promotion for “off-label” uses.

The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and its implementing regulations (“HIPAA”), created new federal, civil and criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a criminal violation of these laws. HIPAA also imposes obligations on certain covered entity healthcare providers, health plans and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. The 2009 amendments to HIPAA makes the law’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. The amendments also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions.

The Physician Payments Sunshine Act, enacted as part of the Affordable Care Act in 2020 and implemented by the U.S. Department of Health and Human Services (HHS) as the Open Payments Program, among other things, requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program to track payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, chiropractors and, beginning in 2022 for payments and other transfers of value provided in the previous year, certain advanced non-physician healthcare practitioners) and teaching hospitals, as well as physician ownership and investment interests held by physicians and their immediate family members, and to publicly report such data to HHS. Manufacturers subject to the Open Payments Program must submit a report on or before the 90th day of each calendar year disclosing reportable payments made in the previous calendar year.

There are also analogous state laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers or that apply regardless of payor. Several states now require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products in those states and to report gifts and payments to individual healthcare providers in those states. Some of these states also prohibit certain marketing related activities including the provision of gifts, meals, or other items to certain healthcare providers. Some states also require pharmaceutical companies to implement compliance programs or marketing codes and report information on the pricing of certain drugs. Certain state and local laws also require the registration of pharmaceutical sales representatives,; and newly emerging state that govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory exemptions, it is possible that some of F-star’s future business activities could be subject to challenge under one or more of such laws. If F-star’s operations were found to be in violation of any of the federal or state laws described above or any other governmental regulations that apply to F-star, F-star may be subject to penalties, including significant criminal, civil monetary penalties, damages, disgorgement, fines, imprisonment, exclusion from participation in government programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government, additional reporting requirements and oversight if F-star become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of F-star’s operations, any of which could adversely affect F-star’s ability to operate F-star’s business and F-star’s results of operations.

To the extent that any of F-star’s products are in the future sold in a foreign country, F-star may be subject to similar foreign laws and regulations, which may include, for instance, applicable anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

U.S. Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect F-star’s ability to sell F-star’s mAb2 product candidates profitably, even if they are approved for sale. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

In March 2010, the Affordable Care Act (“ACA”), was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, subjected biological products to potential competition by lower-cost biosimilars, created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Members of the U.S. Congress and the current administration have expressed intent to pass legislation or adopt executive orders to fundamentally change or repeal parts of the ACA, and since its enactment, there have been judicial and Congressional challenges to the law, and as a result certain sections have not been fully implemented or effectively repealed. In addition, the Tax Cuts and Jobs Act, repealed, effective January 1, 2019 (the “TCJA”), the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the ACA are invalid as well. The current administration and “CMS” have both stated that the ruling will have no immediate effect. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to determine whether other reforms enacted as part of the ACA but not specifically related to the individual mandate or health insurance, including the provisions comprising the BPCIA, could be severed from the rest of the ACA so as not to be declared invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case and has allocated one hour for oral arguments, which are expected to occur in the fall, with a decision likely to follow in 2021. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results. F-star will continue to evaluate the effect that the ACA and its possible repeal and replacement has on its business. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on F-star’s business.

Other legislative changes have been proposed and adopted in the United States since the ACA that affect health care expenditures. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and will remain in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) which was signed into law on March 27, 2020, designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030, in order to offset the added expense of the 2020 cancellation. Moreover, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. Notably, on December 20, 2019, President Trump signed the Further Consolidated Appropriations Act for 2020 into law (P.L. 116-94) that includes a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019 (the “CREATES Act”). The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. Because generic and biosimilar product developers need samples to conduct certain comparative testing required by the FDA, some have attributed the inability to timely obtain samples as a cause of delay in the entry of generic and biosimilar products. To remedy this concern, the CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic and biosimilar product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on F-star’s future commercial products are unknown.

On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. In addition, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The United States Department of Health and Human Services(“HHS”) has solicited feedback on some of these measures and implemented others under its existing authority. For example, in May 2019, HHS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified an HHS policy change that was effective January 1, 2019. Additionally, in October 2018 President Trump announced a Medicare Part B payment proposal that will use HHS authority to test three new drug pricing measures to use international pricing as a metric, to develop a new competitive acquisition program, and to alter the average sales price model already in effect. As part of the Administration’s Blueprint to lower drug prices, HHS and FDA also released on July 31, 2019 their Safe Importation Action Plan proposing two different pathways for the importation of foreign drug products. One pathway focuses on the importation of certain drugs from Canada, which will take time to implement because it will require the agencies to go through notice-and-comment rulemaking. FDA’s notice of proposed rulemaking to implement a system whereby state governmental entities could lawfully import and distribute prescription drugs sourced from Canada was released at the end of December 2019. The second pathway would allow manufacturers to distribute their drugs manufactured abroad and it is unclear whether manufacturers will seek to take advantage of the second pathway, which was also released as a draft policy in December 2019. Both Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs making this area subject to ongoing uncertainty.

In addition, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new product candidates that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its product candidates available to eligible patients as a result of the Right to Try Act, although the FDA recently published a notice of proposed rulemaking that would require manufacturers who do so to make annual reports of those programs to FDA.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for F-star’s products, once approved, or put pressure on F-star’s product pricing.

F-star expects that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that F-star receive for any approved drug, which could have an adverse effect on customers for F-star’s mAb2 product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent F-star from being able to generate revenue, attain profitability, or commercialize F-star’s products. Such reforms could have an adverse effect on anticipated revenue from mAb2 product candidates that F-star may successfully develop and for which F-star may obtain regulatory approval and may affect F-star’s overall financial condition and ability to develop mAb2 product candidates.

Foreign Regulation

In addition to regulations in the United States, F-star will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of F-star’s mAb2 product candidates. Whether or not F-star obtains FDA approval for a product candidate, F-star must obtain approval from the comparable regulatory authorities of foreign countries or economic areas, such as the European Union, before F-star may commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

In the European Union, for example, an application for a Clinical Trial Application (“CTA”), must be submitted to the competent national authority and an application made to an independent ethics committee in each country in which the trial is to be conducted, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements and a favorable ethics committee opinion has been issued, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with cGCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, F-star must submit a marketing authorization application either under the so-called centralized or national authorization procedures.

Centralized procedure. The centralized procedure provides for the grant of a single marketing authorization by the European Commission following a favorable opinion by the EMA that is valid in all EU member states, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for medicines produced by specified biotechnological processes, products designated as orphan medicinal products and products with a new active substance indicated for the treatment of specified diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases, other immune dysfunctions and viral diseases. The centralized procedure is optional for other products that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of patients in the EU or which contain a new active substance for indications other than those specified to be compulsory.

National authorization procedures. There are also three other possible routes to authorize medicinal products in several EU countries, which are available for investigational medicinal products that fall outside the scope of the centralized procedure:

•

National procedure. Where a medicinal product falls outside the mandatory scope of the centralized procedure and is intended for marketing only in one EU member state, an application under the national procedure of that EU member state can be made.

•

Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorizations in more than one EU member state of medicinal products that have not yet been authorized in any EU member state and that do not fall within the mandatory scope of the centralized procedure. One EU state’s competent authority will act as the Reference Member State and prepare the initial assessment report. Once all competent authorities have agreed the assessment and the application is successful, each competent authority will issue an authorization for their jurisdiction.

•

Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one EU member state, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with cGCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If F-star or F-star’s potential collaborators fail to comply with applicable foreign regulatory requirements, F-star may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Other Regulations

F-star is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. F-star may incur significant costs to comply with such laws and regulations now or in the future.

F-star is also subject to privacy laws in the jurisdictions in which F-star is established or in which F-star sell or market F-star’s products or run clinical trials. For example, F-star and F-star’s EU-based subsidiaries are subject to Regulation (EU) 2016/679, the General Data Protection Regulation (“GDPR”), in relation to F-star’s collection, control, processing and other use of personal data (i.e., data relating to an identifiable living individual) to the extent that the activities are by a data controller or processor established in the EU or where the individuals who are being monitored are based in the EU. F-star process personal data in relation to participants in F-star’s clinical trials, including the health and medical information of these participants. The GDPR is directly applicable in each EU member state, however, it provides that EU member states may introduce further conditions, including limitations which could limit F-star’s ability to collect, use and share personal data (including health and medical information), or could cause F-star’s compliance costs to increase, ultimately having an adverse impact on F-star’s business. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies as part of its mandated privacy governance framework. It also requires data controllers to be transparent and disclose to data subjects (in a concise, intelligible and easily accessible form) how their personal information is to be used; imposes limitations on retention of personal data; defines for the first time pseudonymized (i.e., key-coded) data; introduces mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. F-star is also subject to

EU rules with respect to cross-border transfers of personal data out of the European Union and European Economic Area. F-star is subject to the supervision of local data protection authorities in those EU jurisdictions where F-star is established or otherwise subject to the GDPR. Fines for certain breaches of the GDPR can be significant: up to the greater of €20 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR or other applicable privacy and data protection laws and regulations could result in regulatory investigations, reputational damage, orders to cease/ change F-star’s use of data, enforcement notices, or potential civil claims including class action type litigation.

Employees

As of September 30, 2020, F-star had 75 full-time employees and five part-time employees, 77 are located in the United Kingdom and three in the United States. None of F-star’s employees is subject to a collective bargaining agreement or represented by a trade or labor union. F-star considers its relationship with its employees to be good.

Facilities

F-star’s principal offices occupy approximately 13,554 square feet of leased office, research and development and laboratory facility space in Cambridge, United Kingdom, pursuant to a lease agreement that expires in 2021. F-star also has an office agreement with Regus Management Group, LLC in Cambridge, Massachusetts, pursuant to a rolling lease agreement that expires in 2020. F-star believes that its current facilities are suitable and adequate to meet its current needs.

Legal Proceedings

From time to time, F-star may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. F-star is not currently a party to any material legal proceedings and is not aware of any pending or threatened legal proceeding against it that it believes could have a material adverse effect on F-star’s business, operating results or financial condition. Regardless of the outcome, litigation can have an adverse impact on F-star because of defense and settlement costs, diversion of management resources and other factors.

SPRING BANK MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the audited and unaudited financial information of Spring Bank and the notes thereto included elsewhere in this proxy statement/prospectus.

Overview

Spring Bank is a clinical-stage biopharmaceutical company engaged in the discovery and development of novel therapeutics for the treatment of a range of cancers and inflammatory diseases using its proprietary small molecule nucleotide platform. Spring Bank designs its compounds to selectively target and modulate the activity of specific proteins implicated in various disease states. Spring Bank’s internally-developed programs are primarily designed to stimulate and/or dampen immune responses. Spring Bank is devoting its resources to advancing multiple programs in its STING product portfolio, including its STING agonist clinical program in oncology, its STING antagonist compounds for inflammatory diseases, and its STING agonist antibody drug conjugate (“ADC”) program for oncology.

Until January 2020, Spring Bank had been developing inarigivir soproxil, an investigational orally-administered RIG-I agonist compound, as a potential treatment for chronic HBV. In April 2019, Spring Bank launched two Phase 2 global trials (CATALYST 1 and CATALYST 2) examining the administration of inarigivir 400mg as monotherapy and co-administered with a nucleotide in naïve and virally suppressed chronic HBV patients. On January 29, 2020, Spring Bank announced that it is terminating all clinical development of inarigivir for the treatment of HBV due to the occurrence of unexpected serious adverse events, including one patient death, in its Phase 2b CATALYST 2 trial.

Spring Bank Development Programs

The pandemic caused by COVID-19 (the “COVID-19 pandemic”) that is affecting the U.S. and global economy and financial markets is also impacting its employees, patients, communities and business operations. The full extent to which the COVID-19 pandemic will directly or indirectly impact Spring Bank’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19, the actions taken to contain it or treat its impact and the economic impact on local, regional, national and international markets. Management is actively monitoring this situation and the possible effects on Spring Bank’s financial condition, liquidity, operations, suppliers, industry, and workforce. In the paragraphs that follow, Spring Bank has described impacts of the COVID-19 pandemic on its clinical and preclinical development programs.

Spring Bank is developing its lead STING agonist product candidate, SB 11285, as a next-generation immunotherapeutic agent for the treatment of selected cancers. SB 11285 is currently being evaluated as an intravenously (IV)-administered monotherapy in a Phase 1a/1b multicenter, dose escalation clinical trial in patients with advanced solid tumors. Phase 1a of this trial is a dose-escalation study with IV SB 11285 monotherapy which allows combination with a checkpoint inhibitor after the completion of the first two cohorts of the trial. Phase 1b of this trial is designed to explore IV SB 11285 antitumor activity in combination with a checkpoint inhibitor in tumor types expected to be responsive to immunotherapy. In February 2020, Spring Bank entered into a clinical collaboration with Roche for the use of Roche’s PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®) in the combination cohorts of this trial.

Spring Bank initiated dosing in the initial monotherapy cohort of this Phase 1 trial in the fourth quarter of 2019 and has since completed two additional dose-escalating monotherapy cohorts. In August 2020, Spring Bank initiated the first combination cohort of this Phase 1 trial examining the co-administration of SB 11285 and atezolizumab. Although several of the institutions involved in the conduct of this trial have suspended patient enrollment in all of their clinical trials due to the COVID-19 pandemic, Spring Bank has been able to continue dosing patients in this trial at two key sites and just recently completed the dosing of patients in the third cohort. Depending on whether Spring Bank is able to continue enrolling and dosing patients in this Phase 1 trial, it plans to complete the fourth monotherapy cohort during the fourth quarter of 2020. Spring Bank anticipates that it will announce monotherapy data in the fourth quarter of 2020 and generate sufficient data from its Phase 1a/1b IV

STING agonist program by the end of the first half of 2021 to enable advancement into a Phase 2 clinical trial. While the company currently anticipates this Phase 1 trial will remain open and currently enrolled patients will continue on study, all clinical sites activated for the study may determine to stop enrolling and/or dosing patients as a result of the impact of the COVID-19 pandemic, which has the potential to impact both the advancement into combination cohorts and the availability of data in 2020 and the first half of 2021.

ADCs represent a novel platform to enable the targeted delivery of payload molecules. Conjugation of a payload molecule to an antibody that has its own efficacy profile could allow for a single drug with enhanced potency and safety compared to either mechanism alone. Spring Bank believes the chemistry used to develop its STING agonists is differentiated from first generation STING agonists because preclinical studies have shown that its molecules allow for site-specific conjugation to other therapeutic modalities, including antibodies, to form ADCs. Spring Bank’s STING agonists, in combination with an antibody to form an ADC, could provide targeted delivery to the tumor site to better achieve anti-tumor efficacy.

Spring Bank is also exploring the use of its novel STING antagonist compounds for the treatment of certain autoimmune and inflammatory diseases where the STING pathway is involved. Spring Bank’s STING antagonists are selectively designed to block aberrant activation of the STING pathway, which contributes to the causes of certain autoimmune and inflammatory diseases, including STING-associated vasculopathy with onset in infancy (“SAVI”), systemic lupus erythematosus (“SLE”) and other proinflammatory-mediated diseases. In July 2019, Spring Bank presented preclinical data from a novel STING antagonist compound, which showed potent inhibition of interferon and pro-inflammatory cytokines in wild type and mutant STING in vitro models. In vivo administration of this compound antagonized STING-agonist-induced interferon and cytokine production in the blood, spleen and liver in mice, illustrating the potential that this compound has for therapeutic applications in interferonopathies, as well as autoimmune and inflammatory diseases. Furthermore, in August 2019, Spring Bank entered into a research agreement with the University of Texas Southwestern Medical School to evaluate its small molecule STING antagonist compounds. Spring Bank hopes to initiate IND-enabling activities for its lead, orally-available STING antagonist product candidate, SB 11736, in early 2021.

In April 2020, Spring Bank announced that it is exploring programs and collaborations to study its portfolio of RIG-I agonist and STING agonist compounds as potential therapeutics and vaccine adjuvants for SARS-CoV-2, the virus responsible for COVID-19. Spring Bank is collaborating with the National Institute of Allergy and Infectious Diseases (“NIAID”) to examine multiple compounds from its RIG-I agonist and STING agonist portfolio in the Middle East Respiratory Syndrome Coronavirus (“MERS-CoV”) assay and the SARS-CoV-2 antiviral assay. Spring Bank is also pursuing the inclusion of inarigivir, a RIG-I agonist, as an adjuvant therapy in ongoing clinical trials involving Bacille Calmette-Guerin (BCG) vaccines against SARS-CoV-2.

To date, Spring Bank has devoted substantially all of its resources to research and development efforts, including conducting clinical trials for its product candidates, protecting its intellectual property and providing general and administrative support for these operations. Spring Bank has not generated any revenue to date other than from grants from the NIH. No additional funding remains available to Spring Bank under any grant for the development of any of its product candidates. Spring Bank has funded its operations primarily through proceeds received from private placements of convertible notes, common stock and/or warrants; the exercise of options and warrants; NIH grant funding; and public offerings of securities.

Spring Bank has incurred significant annual net operating losses in every year since its inception and expects to continue to incur significant expenses and net operating losses for the foreseeable future. Spring Bank’s net losses for the three and six months ended June 30, 2020 were $6.5 million and $14.7 million, respectively, and its net losses for the three and six months ended June 30, 2019 were $4.6 million and $9.8 million, respectively. As of June 30, 2020, Spring Bank had an accumulated deficit of $140.9 million. Spring Bank’s net losses may fluctuate significantly from quarter to quarter and year to year. Spring Bank expects to continue to incur significant expenses and increasing operating losses for the next several years.

Spring Bank does not expect to raise any additional funds prior to the completion of the Exchange. However, if the Exchange is not completed, Spring Bank may require significant additional funds earlier than it currently expects in order to conduct clinical trials and preclinical and discovery activities. There can be no assurances, however, that additional funding will be available on favorable terms, or at all. To the extent that Spring Bank raises additional capital through the sale of equity or convertible debt securities, stockholders’ ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect common stockholder rights. If Spring Bank raises additional funds through collaborations, strategic alliances or licensing arrangements with third parties, Spring Bank may have to relinquish valuable rights to its technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to Spring Bank.

There is no guarantee that the Exchange will be completed. As of June 30, 2020, Spring Bank had $23.5 million in cash, cash equivalents and marketable securities. Spring Bank expects that its cash, cash equivalents and marketable securities as of June 30, 2020 will be sufficient to fund operations for at least the next twelve months. This estimate assumes no additional funding from new collaboration agreements, equity financings or further sales under Spring Bank Controlled Equity OfferingSM Sales Agreement with Cantor Fitzgerald & Co.

Financial Operations Overview

Operating expenses

Spring Bank’s operating expenses since inception have consisted primarily of research and development expense and general and administrative costs.

Research and development

Research and development expenses consist primarily of costs incurred for Spring Bank’s research activities, including its discovery efforts, and the development of its product candidates, which include:

•

expenses incurred under agreements with third parties, including CROs that conduct research, preclinical activities and clinical trials on its behalf as well as contract manufacturing organizations (“CMOs”), that manufacture drug products for use in its preclinical and clinical trials;

•	salaries, benefits and other related costs, including stock-based compensation expense, for personnel in its research and development functions;

•	costs of outside consultants, including their fees, stock-based compensation and related travel expenses;

•	the cost of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

•	costs related to compliance with regulatory requirements; and

•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

Spring Bank expenses research and development costs as incurred. Spring Bank recognizes external development costs based on an evaluation of the progress to completion of specific tasks using information provided to Spring Bank by its vendors and its clinical investigative sites. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in its consolidated financial statements as prepaid or accrued research and development expenses.

Spring Bank directs research and development expenses are not currently tracked on a program-by-program basis. Until January 2020, Spring Bank was primarily focused on the research and development of inarigivir. Going forward, and at least until the completion of the Exchange, Spring Bank expects its primary focus to be on the research and development of compounds targeting the STING pathway. Spring Bank’s direct research and development expenses consist primarily of external costs, such as fees paid to investigators, consultants and CROs in connection with its preclinical studies and clinical trial and regulatory fees. Spring Bank does not allocate employee-related costs and other indirect costs to specific research and development programs.

The successful development of its product candidates is highly uncertain. Accordingly, at this time, Spring Bank cannot reasonably estimate the nature, timing and costs of the efforts that will be necessary to complete the development of any of its product candidates. Spring Bank is also unable to predict when, if ever, it will generate revenues from SB 11285 or any of its other product candidates. This is due to the numerous risks and uncertainties associated with developing medicines, including the uncertainties related to:

•	establishing an appropriate safety profile for its product candidates;

•	successful enrollment in and completion of clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for its product candidates;

•	launching commercial sales of the products, if and when approved, whether alone or in collaboration with others; and

•	if a product is approved, a continued acceptable safety profile of the product.

A change in the outcome of any of these variables with respect to any of its product candidates would significantly change the costs and timing associated with the development of that product candidate.

Spring Bank anticipates its research and development expenses will trend below comparable prior period levels in the near future as a result of reduced research and development activities and a reduced headcount of research and development personnel.

General and administrative

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in its executive, finance, corporate and business development and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses; and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

Spring Bank anticipates its general and administrative expenses will remain consistent with comparable prior period levels in the near future. Spring Bank will continue to incur expenses associated with being a public company, including costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor and public relations costs.

Other income (expense)

Other income (expense) consists of interest income earned on its cash, cash equivalents, restricted cash and marketable securities, interest expense paid on a convertible term loan with Pontifax Medison Finance (Israel) L.P. and Pontifax Medison Finance (Cayman) L.P., as lenders (the “Convertible Term Loan”) and the loss on extinguishment of debt for repayment of the Convertible Term Loan.

Change in fair value of warrant liabilities

Change in fair value of warrant liabilities consists of a gain or (loss) related to the change in the fair value of the warrants issued in connection with its private placement offering in November 2016, resulting from factors such as a change in its stock price and a change in expected stock price volatility.

Critical Accounting Policies and Significant Judgments and Estimates

Spring Bank’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of its consolidated financial statements and related disclosures requires its management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue, costs and expenses and related disclosures. Spring Bank believes that the estimates and assumptions underlying the accounting policies described therein may have the greatest potential impact on its consolidated financial statements and, therefore, consider these to be its critical accounting policies. Spring Bank evaluates its estimates and assumptions on an ongoing basis. Spring Bank’s actual results may differ from these current estimates based on different assumptions and under different conditions.

Accrued Research and Development Expenses

As part of the process of preparing its consolidated financial statements, Spring Bank is required to estimate its accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with its personnel to identify services that have been performed on its behalf and estimating the level of service performed and the associated costs incurred for the services when Spring Bank has not yet been invoiced or otherwise notified of the actual costs. The majority of its service providers invoice Spring Bank in arrears for services performed, on a predetermined schedule or when contractual milestones are met; however, some require advanced payments. Spring Bank makes estimates of its accrued expenses as of each balance sheet date in its consolidated financial statements based on facts and circumstances known to it at that time. Examples of estimated accrued research and development expenses include fees paid to:

•	CROs in connection with performing research services on its behalf and clinical trials;

•	investigative sites or other providers in connection with clinical trials;

•	vendors in connection with preclinical and clinical development activities; and

•	vendors related to product manufacturing, development and distribution of preclinical and clinical supplies.

Spring Bank bases its expenses related to preclinical studies and clinical trials on its estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CROs that conduct and manage clinical trials on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to its vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, Spring Bank estimates the time period over which services will be performed, enrollment of patients, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from its estimate, Spring Bank adjusts the accrual or amount of prepaid expense accordingly. Although Spring Bank does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in it reporting amounts that are too high or too low in any particular period. To date, Spring Bank has not made any material adjustments to its prior estimates of accrued research and development expenses.

Warrants Issued in 2016 Private Placement

In connection with its private placement offering in November 2016 (the “November private placement”), Spring Bank issued warrants to purchase 1,644,737 shares of common stock, (the “November 2016 Warrants”). These warrants are exercisable at an exercise price of $10.79 per share. Spring Bank evaluated the terms of these warrants and concluded that they should be liability-classified. In November 2016, Spring Bank recorded the fair value of these warrants of approximately $8.3 million. Spring Bank recognizes any change in the value of the warrant liability each reporting period in the statement of operations. As of June 30, 2020, the fair value of the warrants was approximately $38,000, which is a decrease of approximately $261,000 from the fair value of approximately $299,000 as of December 31, 2019.

Stock-Based Compensation

Spring Bank issues stock-based awards to employees and non-employees, generally in the form of stock options or performance-based restricted stock units. Spring Bank accounts for its stock-based compensation awards in accordance with Financial Accounting Standards Board, (“FASB”) ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). ASC 718 requires all stock-based payments to employees and non-employees, including grants of employee stock options and modifications to existing stock awards, to be recognized in the statements of operations and comprehensive loss based on their fair values.

Spring Bank measures stock options and other stock-based awards granted to employees, nonemployees and directors based on the fair value on the date of grant and recognize the corresponding compensation expense of those awards, over the requisite service period, which is generally the vesting period of the respective award. Spring Bank accounts for forfeitures as they occur. Generally, Spring Bank issues stock options and performance based restricted stock units with service-based vesting conditions and record the expense for these awards using the straight-line method. Each quarter Spring Bank updates its assessment of the probability that the specified performance criteria will be achieved and adjust its estimate of the fair value of the performance-based restricted stock units (“performance-based RSUs”) if necessary.

Spring Bank estimates the fair value of each stock option grant using the Black-Scholes option-pricing model. Use of this model requires that Spring Bank makes assumptions as to the fair value of its common stock, the volatility of its common stock, the expected term of its stock options, the risk-free interest rate for a period that approximates the expected term of its stock options and its expected dividend yield. Because Spring Bank lacks company-specific historical and implied volatility information due in part to the limited time in which Spring Bank has operated as a publicly traded company, Spring Bank estimates its expected volatility based on the historical volatility of a group of publicly traded peer companies. Spring Bank expects to continue to do so until such time as it has adequate historical data regarding the volatility of its traded stock price. Spring Bank uses the simplified method prescribed by the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term of options granted to employees and directors. Spring Bank bases the expected term of options granted to consultants and nonemployees on the contractual term of the options. Spring Bank determines the risk-free interest rate by reference to the United States Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that Spring Bank has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Spring Bank recognizes forfeitures as they occur and the compensation expense is reversed in the period that the forfeiture occurs. The assumptions Spring Bank used to determine the fair value of granted stock options in six months ended June 30, 2020 and 2019 are as follows:

	For the Six Months Ended June 30,
	2020	2019
Risk-free interest rate	0.7%	2.6%
Expected term (in years)	5.9	6.0
Expected volatility	82.8%	81.1%
Expected dividend yield	0%	0%

The assumptions used to determine the fair value of the time-based RSUs granted to management during the six months ended June 30, 2020 is based on the market price of the award on the grant date, which was a weighted average fair value for the six months ended June 30, 2020 of $1.41 per share.

These assumptions represent its best estimates, but the estimates involve inherent uncertainties and the application of its judgment. As a result, if factors change and Spring Bank uses significantly different assumptions or estimates, its stock-based compensation expense could be materially different. Spring Bank recognizes compensation expense for only the portion of awards that are expected to vest.

The impact of its stock-based compensation expense for stock options and performance based restricted stock units granted to employees and non-employees may grow in future periods if the fair value of its common stock increases.

The following table summarizes the classification of its stock-based compensation expenses recognized in its consolidated statements of operations and comprehensive loss (in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,

	2020	2019	2020	2019
Stock-based compensation:
Research and development	$171	$339	$446	$656
General and administrative	303	702	845	1,357

Total Stock-based compensation	$474	$1,041	$1,291	$2,013

JOBS Act

In April 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), was enacted. Section 107 of the JOBS Act provides that an “emerging growth company,” (“EGC”), can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. Thus, as an EGC, Spring Bank could have delayed the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, Spring Bank irrevocably elected not to avail itself of this extended transition period and, as a result, Spring Bank will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Subject to certain conditions, as an EGC, Spring Bank intends to rely on certain exemptions afforded by the JOBS Act, including the exemption from certain requirements related to the disclosure of executive compensation in its periodic reports and proxy statements, and the requirement that Spring Bank holds a nonbinding advisory vote on executive compensation and any golden parachute payments; the requirement that the auditors provide an attestation report on its system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, (“PCAOB”), regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. Spring Bank will remain an EGC until the earliest of the last day of the fiscal year in which Spring Bank has total annual gross revenues of approximately $1.07 billion or more; the last day of the fiscal year following the fifth anniversary of the date of the completion of the closing of its initial public offering (“IPO”), which is December 31, 2021; the date on which Spring Bank has issued more than $1 billion in nonconvertible debt during the previous three years; or the date on which it is deemed to be a large accelerated filer under the rules of the SEC.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2020 and 2019

The following table summarizes its results of operations for the three and six months ended June 30, 2020 and 2019 (in thousands):

	For the Three Months Ended June 30,		Change	For the Six Months Ended June 30,		Change
	2020	2019		2020	2019
Operating expenses:
Research and development	$3,204	$7,275	$(4,071)	$8,507	$12,842	$(4,335)
General and administrative	2,164	2,490	(326)	5,043	5,300	(257)

Total operating expenses	5,368	9,765	(4,397)	13,550	18,142	(4,592)

Loss from operations	(5,368)	(9,765)	4,397	(13,550)	(18,142)	4,592
Other income (expense)	(1,198)	325	(1,523)	(1,433)	686	(2,119)
Change in fair value of warrant liabilities	22	4,885	(4,863)	261	7,706	(7,445)

Net loss	$(6,544)	$(4,555)	$(1,989)	$(14,722)	$(9,750)	$(4,972)

Research and development expenses.

Research and development expenses during the three months ended June 30, 2020 and 2019 were $3.2 million and $7.3 million, respectively. The decrease of $4.1 million during the three months ended June 30, 2020 was primarily due to a decrease in spending on preclinical and clinical trial-related activities for inarigivir and manufacturing costs for inarigivir and SB 11285 of $3.6 million, as well as other research and development related expenses of $0.5 million, including laboratory supplies, salaries and benefits costs and non-cash charges for stock-based compensation.

Research and development expenses during the six months ended June 30, 2020 and 2019 were $8.5 million and $12.8 million, respectively. The decrease of $4.3 million during the six months ended June 30, 2020 was primarily due to a decrease in spending on preclinical studies and clinical trial-related activities for inarigivir and manufacturing costs for inarigivir and SB 11285 of $3.8 million, as well as other research and development related expenses of $0.5 million, including laboratory supplies, salaries and benefits costs and non-cash charges for stock-based compensation.

General and administrative expenses.

General and administrative expenses during the three months ended June 30, 2020 and 2019 were $2.2 million and $2.5 million, respectively. The decrease of $0.3 million during the three months ended June 30, 2020 was primarily due to a decrease in non-cash stock-based compensation of $0.4 million, offset by insurance costs of $0.1 million.

General and administrative expenses during the six months ended June 30, 2020 and 2019 were $5.0 million and $5.3 million, respectively. The decrease of $0.3 million during the six months ended June 30, 2020 was primarily due to an decrease in non-cash charges for stock-based compensation of $0.5 million and legal-related costs of $0.2 million, offset by other general and administrative related expenses of $0.4 million, including consulting-related costs and public company related costs.

Other income (expense). Other income (expense) during the three and six months ended June 30, 2020 and 2019 is comprised of interest income, offset by interest expense and loss on extinguishment of debt. Interest income during the three and six months ended June 30, 2020 was approximately $44,000 and $285,000, respectively, and was primarily related to the interest earned on marketable securities. Interest expense during the three and six months ended June 30, 2020 was approximately $35,000 and $511,000, respectively, and was due to the interest expense incurred on the Convertible Term Loan. Loss on extinguishment of debt during the three and six months ended June 30, 2020 was approximately $1.2 million during both periods and was due to the repayment of the Convertible Term Loan. Interest income during the three and six months ended June 30, 2019 was approximately $325,000 and approximately $686,000, respectively, and was primarily due to the interest earned on marketable securities. There was no interest expense and no loss on extinguishment of debt as of June 30, 2019.

Change in fair value of warrant liabilities. The change in fair value of warrant liabilities during the three and six months ended June 30, 2020 was a gain of approximately $22,000 and $261,000, respectively. The change in fair value of warrant liabilities during the three and six months ended June 30, 2019 was a gain of $4.9 million and $7.7 million, respectively. The change in value each period was solely due to the change in the fair value of the November 2016 Warrants, primarily as a result of the change in its stock price and stock price volatility.

Liquidity and Capital Resources

Sources of Liquidity

From its inception through June 30, 2020, Spring Bank has financed its operations through proceeds received from private placements of convertible notes, common stock and/or warrants, the exercise of options and warrants, NIH grant funding and public offerings of securities. As of June 30, 2020, Spring Bank had cash, cash equivalents and marketable securities totaling $23.5 million and an accumulated deficit of $140.9 million.

In August 2017, Spring Bank entered into a Controlled Equity OfferingSM Sales Agreement (“Sales Agreement”), with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which Spring Bank may offer and sell, from time to time through Cantor, shares of its common stock having an aggregate offering price of up to $50.0 million. Spring Bank pays Cantor a commission rate equal to 3.0% of the aggregate gross proceeds from each sale. Shares sold under the Sales Agreement were offered and sold pursuant to its Registration Statement on Form S-3 (Registration No. 333-218399) that was declared effective by the SEC on June 12, 2017 (“S-3 Registration Statement”), and a prospectus supplement and accompanying base prospectus that it filed with the SEC on August 18, 2017. The S-3 Registration Statement expired June 12, 2020, and no further shares of Spring Bank common stock may be sold under the Sales Agreement. During the three and six months ended June 30, 2020, Spring Bank sold an aggregate of 649,095 and 690,895 shares of its common stock, respectively, pursuant to the Sales Agreement at a weighted-average selling price of $1.32 per share, during both periods, which resulted in approximately $0.8 million in net proceeds to the Company during both periods. During the year ended December 31, 2019, Spring Bank sold an aggregate of 600 shares of its common stock under the Sales Agreement at a weighted average selling price of $10.03 per share, which resulted in de minimis net proceeds.

In September 2019, Spring Bank entered into a loan and security agreement with certain affiliates of Pontifax Medison Finance (“Lenders”), that provided for a $20.0 million term loan and bears annual interest at a rate of 8.0% (the “Convertible Term Loan”). The Convertible Term Loan provided for interest-only payments for twenty-four months and repayment of the aggregate outstanding principal balance of the loan in quarterly installments starting upon expiration of the interest only period and continuing through September 19, 2023. The Lenders could have, at their option, elected to convert some or all of the then outstanding term loan amount and all accrued and unpaid interest thereon into shares of its common stock at a conversion price of $8.76 per share.

On April 8, 2020, Spring Bank entered into a prepayment notice and pay-off letter with the Lenders, which provided for the full repayment in cash on April 8, 2020 of its $20.0 million Convertible Term Loan. The pay-off letter provided that the repayment amount would be approximately $20.3 million, which included payment in full of all outstanding principal and accrued interest underlying the Convertible Term Loan and $0.3 million for a prepayment fee. Pursuant to the pay-off letter, all of its indebtedness and obligations to the Lenders were discharged in full, and all security interests and other liens held by the Lenders as security for the Convertible Term Loan terminated upon the Lenders’ receipt of the repayment amount. In connection with the repayment of the Convertible Term Loan, the warrants previously issued to the lenders were amended and restated so that the new exercise price is $2.08, which was equal to 1.5 times the weighted-average closing price of its common stock during the 90 days prior to the repayment date and resulted in an incremental expense of approximately $54,000. All other terms and conditions of the Pontifax Warrants remain the same.

Spring Bank made the decision to repay the Convertible Term Loan as a result of changes in its operating needs following its announcement in the first quarter of 2020 that Spring Bank was discontinuing the development of its HBV program, as well as the cost of capital associated with the Convertible Term Loan.

Cash Flows

The following table summarizes sources and uses of cash for each of the periods presented (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Net cash used in operating activities	$(11,961)	$(14,765)
Net cash provided by investing activities	11,234	10,582
Net cash (used in) provided by financing activities	(19,451)	6

Net decrease in cash, cash equivalents and restricted cash	$(20,178)	$(4,177)

Net cash used in operating activities. The use of cash in both periods resulted primarily from its net losses adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities during the six months ended June 30, 2020 and 2019 was $12.0 million and $14.8 million, respectively. The decrease in cash used in operating activities during the six months ended June 30, 2020 compared to six months ended June 30, 2019 of $2.8 million was primarily due to a decrease in the non-cash change in the fair value of the warrant liability of $7.4 million, non-cash change in stock-based compensation of $0.7 million and prepaid expense and other current assets of $1.5 million, offset by an increase in net loss of $4.9 million, loss on extinguishment of debt of $1.2 million and accrued expenses and other current and non-current liabilities of $1.7 million.

Net cash provided by investing activities. Net cash provided by investing activities during the six months ended June 30, 2020 and 2019 was $11.2 million and $10.6 million, respectively. The cash provided by investing activities during the six months ended June 30, 2020 was primarily the result of $32.2 million in proceeds from the sale of marketable securities, which was offset by $21.0 million for the purchase of marketable securities. The cash used in investing activities during the six months ended June 30, 2019 was primarily the result of $16.8 million in proceeds from the sale of marketable securities, which was offset by $6.0 million for the purchase of marketable securities and $0.2 million for the purchase of property and equipment.

Net cash (used in) provided by financing activities. Net cash used in financing activities during the six months ended June 30, 2020 was $19.5 million and net cash provided by financing activities during the six months ended June 30, 2019 was approximately $6,000. Net cash used in financing activities during the six months ended June 30, 2020 was primarily the result of $20.3 million for payment of the Convertible Term Loan and prepayment charge, offset by $0.8 million of net proceeds from its at-the-market offering program under the Sales Agreement. Net cash provided by financing activities during the six months ended June 30, 2019 was the result of net proceeds from its at-the-market offering program under the Sales Agreement.

Funding Requirements

As of June 30, 2020, Spring Bank had $23.5 million in cash, cash equivalents and marketable securities. Spring Bank expects that its cash, cash equivalents and marketable securities as of June 30, 2020 will be sufficient to fund operations for at least the next twelve months. This estimate assumes no additional funding from new collaboration agreements, equity financings or further sales under its Controlled Equity OfferingSM Sales Agreement with Cantor Fitzgerald & Co.

Spring Bank’s future capital requirements as a stand-alone company, if the proposed Exchange were not to be completed, are difficult to forecast. Spring Bank’s future funding requirements will depend on many factors, including, but not limited to:

•	the continued clinical development of SB 11285, its lead STING agonist product candidate;

•	the costs involved in conducting preclinical and clinical activities for its STING and COVID-19 programs;

•	the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

•	the extent to which it may elect to continue product development activities in the future, if at all; and

•	the timing and completion of the Exchange.

Spring Bank does not expect to raise any additional funds prior to the completion of the Exchange. However, if the Exchange is not completed, Spring Bank may require significant additional funds earlier than it currently expects in order to conduct clinical trials and preclinical and discovery activities. Because of the numerous risks and uncertainties associated with the development and commercialization of its product candidates, Spring Bank is unable to estimate the amounts of increased capital outlays and operating expenditures associated with future research and development activities.

To the extent the Exchange is not completed and its capital resources are insufficient to meet its future operating and capital requirements, Spring Bank will need to finance its future cash needs through public or private equity offerings, collaboration agreements, debt financings or licensing arrangements. However, additional funding may not be available to Spring Bank on acceptable terms or at all, and its ability to obtain funding may be adversely affected by the uncertainty and volatility in the U.S. capital markets relating to the ongoing COVID-19 pandemic. In addition, the terms of any financing may adversely affect the holdings or the rights of its stockholders. For example, if Spring Bank raises additional funds by issuing equity securities or by selling convertible debt securities, further dilution to its existing stockholders may result. In addition, pursuant to the instructions to Form S-3, if Spring Bank files a new S-3 shelf registration statement, Spring Bank would only have the ability to sell shares under such registration statement, during any 12-month period, in an amount less than or equal to one-third of the aggregate market value of its common stock held by non-affiliates, which is commonly referred to as its “public float.” If adequate funds are not available, Spring Bank may be required to obtain funds through collaborators that may require it to relinquish rights to its technologies or drug candidates that it might otherwise seek to develop or commercialize independently.

Contractual Obligations and Commitments

In September 2019, Spring Bank entered into the Convertible Term Loan with the Lenders that provided for a $20.0 million term loan with an annual interest rate of 8.0%. The Convertible Term Loan provided for interest-only payments for twenty-four months and repayment of the aggregate outstanding principal balance of the term loan in quarterly installments starting upon expiration of the interest only period and continuing through September 19, 2023. On April 8, 2020, Spring Bank entered into a prepayment notice and pay-off letter with the Lenders, which provided for the full repayment in cash on April 8, 2020 of the Convertible Term Loan. Pursuant to the pay-off letter, all of its indebtedness and obligations to the Lenders were discharged in full, and all security interests and other liens held by the Lenders as security for the Loan terminated upon the Lenders’ receipt of the repayment amount.

Spring Bank enters into contracts in the normal course of business with third party service providers for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. Spring Bank has not included its payment obligations under these contracts in the table as these contracts generally provide for termination upon notice, and therefore, Spring Bank believes that its non-cancelable obligations under these agreements are not material and Spring Bank cannot reasonably estimate the timing of if and when they will occur. Spring Bank could also enter into additional research, manufacturing, supplier and other agreements in the future, which may require up-front payments and even long-term commitments of cash.

Off-Balance Sheet Arrangements

Spring Bank did not have during the periods presented, and it does not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement. This ASU removes, modifies and adds certain disclosure requirements of ASC Topic 820. The ASU is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2019. Spring Bank adopted this standard as of January 1, 2020; however, the adoption of this standard did not impact its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on its consolidated financial statements upon adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

THE MARKET RISK OF SPRING BANK

Spring Bank is exposed to market risk related to changes in interest rates. Its cash, cash equivalents and marketable securities of $23.5 million as of June 30, 2020, consisted of cash, cash equivalents and marketable securities. Spring Bank’s primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because a significant amount of the marketable securities in its investment portfolio are short-term in nature, an immediate 10% change in market interest rates would not be expected to have a material impact on the fair market value of Spring Bank’s investment portfolio or on its financial condition or results of operations.

F-STAR MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of F-star’s financial condition and results of operations should be read in conjunction with “Selected Historical Financial Data” and its financial statements included elsewhere in this proxy statement/prospectus. The historical financial statements of F-star as of and for the year ended December 31, 2018 and 2017 have been restated. See Note 4.9 to the audited financial statements of F-star. Following a management review of the presentation of the statement of (loss)/income for the current reporting period, it was determined that a “by function” presentation would provide more reliable and relevant information to the users of the F-star and F-star Beta financial statements. See Note 2.1 to audited financial statements of F-star and Note 2.1 to the audited financial statement of F-star Beta. The financial statements of F-star and F-star Beta are presented in pounds sterling and the financial statements of F-star GmbH are presented in euro and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). While F-star intends to adopt U.S. GAAP, its actual historic results under IFRS as issued by the IASB may not be comparable to actual results under U.S. GAAP.

The statements in this discussion regarding industry outlook, F-star’s expectations regarding its future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described starting on page 30 in this proxy statement/prospectus. F-star’s actual results may differ materially from those contained in or implied by any forward-looking statements. Such factors may be amplified by the ongoing COVID-19 pandemic and its potential impact on F-star’s business and the global economy.

Overview

F-star Therapeutics Limited (“F-star”) was incorporated on August 22, 2018. F-star is a holding company and the principal activities of its subsidiaries are the discovery and development of antibody products to improve the treatment of serious diseases, with a focus on bispecific antibodies for immuno-oncology.

F-star is a clinical-stage immuno-oncology company focused on transforming the lives of patients with cancer through the development of F-star’s innovative tetravalent mAb2 bispecific antibodies. With four distinct binding sites in a natural human antibody format, F-star believes its proprietary technology will overcome many of the challenges facing current immuno-oncology therapies, because of the strong pharmacology enabled by tetravalent bispecific binding. F-star’s vision is to transform the treatment of cancer through the development of clinically differentiated and well-tolerated mAb2 bispecific antibodies, which are designed to address multiple immune evasion pathways that limit the effect of current immuno-oncology therapies.

F-star’s most advanced product candidate, FS118, is currently being evaluated in a Phase 1 clinical trial in heavily pre-treated patients with advanced cancer, having received a median of six lines of such treatments, and who have failed PD-1/PD-L1 therapy. FS118 is a tetravalent mAb2 bispecific antibody targeting two receptors, PD-L1 and LAG-3, both of which are established pivotal targets in immuno-oncology. Preliminary data from 43 patients in this trial showed that administration of FS118 was well-tolerated. In addition, a disease control rate, defined as either a complete response, partial response or stable disease, of 54% was observed in 20 of 37 evaluable patients, and long-term (greater than six months) disease control was observed in six of these patients. F-star expects to report additional results from this Phase 1 trial in the fourth quarter of 2020 and to initiate a proof of concept trial in PD-1 resistant head and neck cancer patients in the first half of 2021.

On January 27, 2020, the U.S. Food and Drug Administration (“FDA”), accepted the Investigational New Drug (“IND”) application of product candidate FS120. FS120 is a first-in-class dual agonist bispecific antibody that has the potential to overcome cancer resistance by simultaneously targeting CD137 (4-1BB) and OX40, two receptors present on the surface of tumor-infiltrating lymphocytes. Unlike checkpoint inhibitors, the mechanism of action of FS120 is designed to trigger a positive signal that enhances multiple mechanisms essential for killing tumor cells. FS120 has a natural antibody format. It is engineered to abrogate Fc gamma receptor binding, providing increased specificity and, F-star believes, superior performance while reducing toxicity through conditional, crosslink-dependent activation upon binding to both CD137 and OX40. F-star expects to enroll up to 70 patients in a Phase 1 dose escalation clinical trial to assess the safety, tolerability and efficacy of FS120 in patients with advanced malignancies and include those patients who have high co-expression of CD137 and OX40.

F-star also plans to submit a Clinical Trial Application or CTA, to the European Medicines Agency, EMA, for FS222 in the second half of 2020 and to initiate a Phase 1 clinical trial in patients with advanced cancers in the first quarter of 2021. FS222 has the potential to provide clinical benefit through multiple mechanisms based on its tetravalency. These include: (1) blocking the PD-1/PD-L1 immunosuppressive pathway and (2) conditionally clustering and crosslinking CD137 receptors, resulting in activation of CD137 in a PD-L1-dependent manner. F-star believes this dual mechanism of action could amplify the anti-tumor activity of FS222. F-star’s preclinical data shows that FS222 has the potential to be more effective than a combination of traditional PD-L1 and CD137 antibodies. FS222 has been designed with specific mutations to make its activity independent of binding to Fc gamma receptors. PD-L1 is frequently highly expressed on cells within cancer tissue compared to non-cancer tissue. Therefore, F-star believes this will make FS222 immune activation conditional within cancer tissue, limit potential systemic toxicities and lead to safety benefits.

F-star expects to incur significant expenses for the foreseeable future as it advances its product candidates through preclinical and clinical development, seeks regulatory approval and pursues commercialization of any approved product candidates. In addition, if F-star obtains marketing approval for any of its product candidates, F-star expects to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, following the Share Exchange Agreement closing and listing on the Nasdaq, F-star expects to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that it did not incur as a private company.

As a result, F-star will need substantial additional funding to support its continuing operations and pursue its growth strategy. Until such time as F-star can generate significant revenue from product sales, if ever, F-star expects to finance its operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. F-star may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If F-star fails to raise capital or enter into such agreements as, and when, needed, F-star may have to significantly delay, scale back or discontinue the development and commercialization of one or more of its drug candidates.

As of June 30, 2020, and December 31, 2019, F-star had consolidated cash of £2.2 million and £3.7 million, respectively. As of August 28, 2020, the date of approval of the consolidated financial statements for the period ended June 30, 2020 and the year ended December 31, 2019, and not taking into account any proceeds raised in the Pre-Closing Financing (as defined elsewhere in this proxy statement/prospectus), F-star does not expect its cash deposits will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months. These conditions raise substantial doubt about F-star’s ability to continue as a going concern. See Note 2 to F-star’s consolidated financial statements and Note 1 in the interim financial statement for the period ended June 30, 2020, appearing elsewhere in this proxy statement/prospectus for additional information on its assessment.

F-star has based its estimate on assumptions that may prove to be wrong, and F-star could deplete its available capital resources sooner than it expects. See “Liquidity and Capital Resources”.

Accounting Treatment of the Corporate Reorganization under IFRS

On May 7, 2019, F-star completed a corporate reorganization pursuant to which F-star became the direct holding company of each of F-star Delta Ltd (“F-star Delta”), F-star Beta Ltd (“F-star Beta”), F-star Biotechnologische Forschungs-und Entwicklungsges, m.b.H. (“F-star GmbH”) and F-star Alpha Ltd (“F-star Alpha”) and the indirect holding company of each of F-star Biotechnology Limited (“Biotech”), and F-star Therapeutics LLC (“F-star LLC”) (collectively, the “F-star Group Entities”). F-star GmbH and F-star Beta met the definition of a business in accordance with IFRS 3 Business Combinations (“IFRS 3 (revised)”). However, for accounting purposes, and due to lack of common control amongst the F-star Group Entities, the reorganization has been accounted for as F-star Delta obtaining a controlling interest in F-star GmbH, and F-star Beta, as a business combination in accordance with IFRS 3 paragraph B5 and as F-star Delta acquiring a controlling interest in F-star Alpha through an asset acquisition.

F-star, the legal acquirer of the F-star Group Entities, a company incorporated in the United Kingdom on August 22, 2018, is an entity with no historical operations and was created solely for the purpose of effecting the Corporate Reorganization. For accounting purposes, F-star is not deemed substantive and not deemed the accounting acquirer of the F-star Group Entities. Therefore, historical financial statements of F-star reflect the results of operations and historical financial position and financial performance of F-star Delta, the accounting acquirer.

Entities Included in the F-star Consolidated Financial Statements

	Six Months Ended June 30,		Years Ended December 31,
Entities	2020	2019	2019	2018	2017
F-star Delta	Full 6 months	Full 6 months	Full year	Full Year	Full Year
F-star	Full 6 months	May 7, 2019 to June 30, 2019	May 7, 2019 to December 31, 2019	—	—
F-star GmbH	Full 6 months	May 7, 2019 to June 30, 2019	May 7, 2019 to December 31, 2019	—	—
F-star Beta	Full 6 months	May 7, 2019 to June 30, 2019	May 7, 2019 to December 31, 2019	—	—
F-star Alpha	Full 6 months	May 7, 2019 to June 30, 2019	May 7, 2019 to December 31, 2019	—	—

The financial results of F-star Alpha, F-star Beta and F-star GmbH are consolidated from and as a result of the reorganization on May 7, 2019, with F-star Delta as the accounting acquirer.

F-star Beta and F-star GmbH are deemed to be predecessor entities (the “Predecessor Group” or together with F-star, the “Entities”). F-star Alpha was determined not to be part of the Predecessor Group as this entity does not represent a significant portion of the Registrant’s primary business model and operation activities going forward.

The historical financial data for the years ended December 31, 2018 and 2017 have been restated for F-star (formerly F-star Delta, the accounting acquirer). During management’s assessment of the impact of fair value adjustments of acquired intangibles on deferred taxation at December 31, 2019, it was noted that temporary timing differences that arise on the application of reinvestment relief on F-star Delta’s own intangibles had not been recorded in the financial statements for the years ended December 31, 2018 and 2017. See Note 4.9 of the F-star audited consolidated financial statements for the year ended December 31, 2019. Additionally, see Note 2 for new standards, amendments and interpretations adopted by F-star.

The functional currency of F-star Delta and F-star Beta is pound sterling. While the functional currency of F-star GmbH is euro, the functional currency of F-star GmbH’s wholly owned subsidiary in the United Kingdom, F-star Biotechnology Limited, is pound sterling and the functional currency of F-star GmbH’s wholly owned subsidiary in the United States of America, F-star Therapeutics LLC, is U.S. dollar. For financial reporting purposes, the financial statements of GmbH’s wholly owned subsidiaries which are prepared using the functional currency, have been translated into euros. Assets and liabilities are translated at the exchange rates at the statement of financial position date, revenue and expenses are translated at average exchange rates and equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included in currency translation differences within foreign exchange reserves, a component of equity.

Foreign currency transactions in currencies different from the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange differences resulting from the settlement of such transactions are recorded in the consolidated statements of comprehensive income.

The financial results of F-star Alpha, F-star Beta and F-star GmbH are consolidated from and as a result of the reorganization on May 7, 2019, with F-star Delta as the accounting acquirer.

For a description of each of F-star Delta (the accounting acquirer in F-star’s corporate reorganization), F-star GmbH and F-star Beta see below:

F-star Delta (the accounting acquirer in F-star’s corporate reorganization)

F-star Delta is a private limited company, limited by shares, incorporated on December 30, 2016 in the United Kingdom. F-star Delta’s principal activities are the discovery and development of antibody products to improve the treatment of serious diseases. F-star Delta’s revenues are generated through its collaborative arrangements with one external customer. F-star Delta does not have any products approved for sale and has not generated any revenue from product sales. F-star Delta has funded its operations to date primarily with payments received from its collaboration partner Merck. F-star’s net loss was £34.9 million for the year ended December 31, 2019 and profit of £13.3 million and £3.5 million for the years ended December 31, 2018 and 2017, respectively.

F-star GmbH

F-stars GmbH is a private limited company incorporated in Austria as Gesellschaft mit beschränkter Haftung on July 12, 2006. The principal activity of F-star GmbH is research and development within the biotechnology sector, especially the discovery of bispecific antibody products to improve the treatment of serious diseases. This business includes the granting and purchase of licenses and the sale of products and technologies within the biotechnology sector. F-star GmbH does not have any products approved for sale and has not generated any revenue from product sales. F-star GmbH has funded its operations to date primarily with payments received from its collaboration partners, which in certain cases are also related parties, and sales of F-star’s equity securities. Although F-star GmbH had a net profit of €1.4 million and €1.5 million for the period ended May 6, 2019 and the year ended December 31, 2018, respectively, since inception it has incurred primarily operating losses and had an accumulated deficit of €32.5 million as at May 6, 2019. As of August 28, 2020, the date of approval of the consolidated financial statements for the period ended December 31, 2019, and not taking into account any proceeds raised in the Pre-Closing Financing, F-star GmbH does not expect its cash deposits will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months. These conditions raise substantial doubt about F-star GmbH’s ability to continue as a going concern.

F-star Beta

F-star Beta is a private limited company, limited by shares, incorporated in the United Kingdom on October 14, 2014. F-star Beta’s principal activities are the discovery and development of antibody products to improve the treatment of serious diseases with a focus on bi-specific antibodies for immuno-oncology. F-star Beta’s revenues are generated through its collaborative arrangements with one external customer up until September 2019 and provision of intellectual and R&D services to one related party, F-star Delta. F-star Beta does not have any products approved for sale and has not generated any revenue from product sales. F-star Beta has funded its operations to date primarily with payments received from its collaboration partners which in certain cases are also related parties. Its net profit was £0.5 million and £0.5 million for the period ended May 6, 2019 and the year ended December 31, 2018, respectively. As of May 6, 2019, F-star Beta’s accumulated deficit was £8.0 million. As of August 28, 2020, the date of approval of the financial statements for the period ended December 31, 2019, and not taking into account any proceeds raised in the Pre-Closing Financing. F-star Beta does not expect its cash deposits will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months. These conditions raise substantial doubt about F-star Beta’s ability to continue as a going concern.

Recent Events

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. Management took the decision in April 2020 to furlough a significant proportion of the research and development (“R&D”) workforce and took advantage of the UK Government Coronavirus Job Retention Scheme (“CJRS”) scheme that provided funding to businesses with furloughed staff. The grant funding available in the period ended June 30, 2020 covered 80% of the wages of furloughed employees plus employer National Insurance and pension contributions up to a maximum of £2,500 per month per furloughed employee. All of the government grant income relates to claims under the CJRS scheme in the six month period ended June 30 and has been classified as ‘Other Income’. The COVID-19 pandemic has also delayed the development of F-star’s preclinical assets and the commencement of its planned clinical trials by several months.

The development of F-star’s product candidates and clinical trials could be disrupted and materially, adversely affected in the future by a pandemic, epidemic or outbreak of an infectious disease like the recent outbreak of COVID-19. For example, as a result of measures imposed by the governments in regions affected by COVID-19 businesses and schools have been suspended due to quarantines or “stay at home” orders intended to contain this outbreak. COVID-19 continues to spread globally and has spread to over 150 countries, including the United States, United Kingdom and Austria. While the COVID-19 outbreak continues to evolve, international stock markets continue to reflect the uncertainty associated with the slow-down in the world economies and the reduced levels of international travel experienced since the beginning of January 2020. As of the date of this proxy statement/prospectus the COVID-19 pandemic has had an impact upon F-star’s operations, and management continues to monitor and assess the ongoing impact on F-star. F-star is still assessing its business plans and the impact COVID-19 may have on its ability to advance the development of its product candidates or to raise financing to support the development of its product candidates, but no assurances can be given that this analysis will enable F-star to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in F-star’s sector in particular. The spread of an infectious disease, including COVID-19, may also result in the inability of F-star’s suppliers to deliver components or raw materials on a timely basis or materially and adversely affect F-star’s collaborators’ and potential strategic partners’ ability to perform preclinical studies and clinical trials. See “Risk Factors—A pandemic, epidemic, or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect F-star’s business and financial results and could cause a disruption to the development of its product candidates.”

Material Weaknesses in Internal Controls over Financial Reporting

F-star management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS as issued by IASB. Although F-star is not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in connection with the preparation and audit of its financial statements for the year ended December 31, 2019, it management identified two material weaknesses related to its financial reporting process. As a result, the financial statements for the years ended December 31, 2017 and 2018 required restatements related to income taxes.

These material weaknesses relate to (i) the lack of formal policies and procedures and sufficient complement of personnel to implement effective segregation of duties and (ii) the company did not have sufficient formality and evidence of controls over key reports and spreadsheets.

F-star has commenced measures to remediate these material weaknesses and it intends to hire additional finance and accounting personnel with appropriate expertise to perform specific functions and allow for proper segregation of duties, design key controls and implement improved processes and internal controls, build its financial management and reporting infrastructure, and further develop and document its accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight.

Components of F-star and F-star Beta Results of Operations

Revenue

To date, none of the F-star Group Entities have generated any revenue from the sales of their product candidates. The Entities’ revenues have been solely derived from collaboration and license agreements with several customers. The terms of these arrangements contain multiple revenue streams associated with: (i) up-front payments, (ii) research and development services and (iii) option fees to acquire a group legal entity as in the case of F-star Gamma Limited, which was sold to Denali. Customers are also obligated to pay certain milestone fees, which are generally non-refundable and are payable upon satisfactory completion of specified research and development activities.

To the extent F-star enters into any license arrangements or strategic alliances, F-star expects that any revenue it generates will fluctuate from quarter-to-quarter as a result of the transfer of control regarding fulfilment of performance obligations such as pre-clinical, clinical, regulatory and commercialization achievements. If F-star fails to develop product candidates in a timely manner, obtain regulatory approval for them, or commercialize them, F-star’s ability to generate future revenues, and its results of operations and financial position would be adversely affected.

Costs Related to Collaborative Arrangements

Costs related to collaborative arrangements include all costs incurred which are directly attributable to the R&D activities which generate revenue under F-star’s license and collaboration agreements. Where revenue includes the license of perpetual, exclusive intellectual property rights, an appropriate amount of the asset is charged to costs related to collaborative agreements, based on an allocation of cost or value of the rights that have been licensed. Cost related to collaborative agreements also include FTE costs and external R&D costs (for subcontracted research and development activities), that have directly derived revenue, and amortization of capitalized intellectual property rights that have been acquired for the purpose of fulfilling the group’s obligations under its license and collaboration agreements.

Research and Development Costs

R&D costs consist primarily of costs incurred in connection with the clinical costs of product candidates, except those costs incurred in directly generating revenue under F-star’s license and collaboration agreements, employee costs, and employee share-based payment expense. Expenditure on research activities are recognized in the consolidated statement of comprehensive income as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product is technically and commercially feasible, future economic benefits are probable, and the group has sufficient resources to complete or sell the asset. Those expenses associated with R&D and clinical costs primarily include:

•

expenses incurred under agreements with contract research organizations (“CROs”) as well as investigative sites and consultants that conduct F-star’s clinical trials, preclinical studies and other scientific development services;

•	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and clinical trial materials;

•	expenses incurred for outsourced professional scientific development services;

•	costs for laboratory materials and supplies used to support F-star’s research activities;

•	allocated facilities costs, depreciation and other expenses, which include rent and utilities; and

•	up-front, milestone and management fees for maintaining licenses under F-star’s third-party licensing agreements.

F-star recognizes external R&D costs based on an evaluation of the progress to completion of specific tasks using information provided to it by its internal program managers and service providers.

Employees have employment contracts with F-star GmbH, and compensation expenses are recharged to F-star Beta on a Full Time Equivalent (“FTE”) basis. F-star Beta recharges FTE to F-star Delta as appropriate.

Certain outsourced vendor expenses are charged from F-star GmbH to F-star Delta. FTE expenses are charged by F-star GmbH to F-star Beta, and some of these expenses are further charged from F-star Beta to F-star Delta. The fully loaded FTE charge used in 2017, 2018 and 2019 was £225,000, £230,000 and £235,000 per annum per employee, respectively, to cover employee expense, infrastructure and consumables. The total amounts of R&D expenses recharged from F-star GmbH to F-star Beta were £7.5 million, £7.1 million and £2.4 million for the periods ended December 31, 2017, December 31, 2018 and May 6, 2019, respectively. Up until May 7, 2019 board fees were accumulated in F-star GmbH and were recharged to F-star Alpha, F-star Beta and F-star Delta. Internal resources are used primarily to oversee and conduct research and development as well as for managing preclinical development, process development, manufacturing and clinical development activities.

Research and development activities are central to the Entities’ business models. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, F-star expects that research and development expenses will increase over the next several years as F-star increases personnel costs, initiate and conduct additional clinical trials and prepare regulatory filings related to the various product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits, travel and share-based compensation expense for personnel in executive, finance, legal and administrative functions. General and administrative expenses also include facility-related costs, patent filing and prosecution costs, insurance and marketing costs and professional fees for legal, consulting, accounting, audit and tax services. Other expense also includes FTE charges to F-star Beta and F-star Delta, and foreign currency transaction losses. F-star expects that general and administrative expenses will increase in the future as F-star expands its operating activities.

If F-star completes the Transaction, F-star would become a SEC registrant and would expect to incur significant additional costs associated with being a SEC registrant. These increases will likely include legal fees, costs associated with Sarbanes-Oxley compliance, accounting fees, and directors’ and officers’ liability insurance premiums.

Other Income

Other operating income is primarily rent received from subletting an office in the U.S. and interest received on overdue trade receivable balances.

Other Gains

Other gains are foreign exchange gains due to the fluctuation of GBP, U.S. dollar and the Euro.

Fair Value Losses on Financial Liabilities at Fair Value Through Profit or Loss (FVTPL)

Fair value losses on financial liabilities at fair value through profit or loss (FVTPL) is the fair value adjustment of the convertible notes as measured using level 3 inputs.

Finance Income

Finance income is bank interest received.

Finance Costs

Finance costs are primarily bank interest payable and similar charges, the interest liability on leased assets and convertible debt notes, and foreign exchange losses incurred.

Income Tax Benefit/ (Charge)

In the years ended December 31, 2019, 2018 and 2017 and the six-month periods ended June 30, 2020 and 2019 the F-star Group Entities were subject to corporate taxation in the United Kingdom and Austria.

The UK-established entities have generated losses and some profits in the United Kingdom since inception and have therefore not paid significant United Kingdom corporation tax. F-star GmbH has historical losses in Austria with more recent profits, which has resulted in payment of Austrian corporation tax in the years ended December 31, 2019, 2018 and 2017. The corporation tax benefit/ (tax) presented in F-star’s statements of comprehensive income/(loss) represents the tax impact from its operating activities in the United Kingdom and Austria, which has generated taxable income in certain periods. As the Entities located in the United Kingdom carry out extensive research and development activities, they seek to benefit from the United Kingdom research and development tax credit cash rebate regime: The Small and Medium-sized Enterprises R&D Tax Credit Program (“SME Program”). Qualifying expenditures largely comprise employment costs for research staff, consumables expenses incurred under agreements with third parties that conduct research and development, preclinical activities, clinical activities and manufacturing on F-star’s behalf and certain internal overhead costs incurred as part of research projects. No research and development activities are carried out in Austria and so F-star is not able to utilize the research and development premium available under the Austrian corporation tax regime.

The Small and Medium-sized Enterprises research and development tax credit received in the United Kingdom permits companies to deduct an extra 130% of their qualifying costs from their yearly profit or loss, as well as the normal 100% deduction, to make a total 230% deduction. If the company is loss making it is entitled to claim a tax credit worth up to 14.5% of the surrenderable loss. To qualify for SME research & development relief companies are required to employ fewer than 500 staff and have a turnover of under €100.0 million or a balance sheet total of less than €86.0 million.

Income tax charge increased by £1.9 million to a tax charge of £2.6 million for the year ended December 31, 2018 from £0.7 million tax charge for the year ended December 31, 2017. This increase is due to a £2.0 million increase in the deferred tax charge in the year ended December 31, 2018, due to an increase in the deferred tax liability that resulted from a temporary difference arising on the application of reinvestment relief on intangible assets. Reinvestment relief relates to the corporate intangible assets regime and is available where proceeds from the realization of intangible assets are reinvested in similar assets. This allows an entity to defer the taxable credit arising on the realization of intangible assets.

In the event F-star generates revenues in the future, F-star may benefit from the United Kingdom “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.

Value Added Tax (“VAT”) is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. In the United Kingdom, under current rates, an amount of 20% of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to the UK’s tax authority, HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC. In Austria, under current rates, an amount of 20% of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to the Austrian tax authority. Similarly, VAT paid on purchase invoices is generally reclaimable from the Austrian tax authority.

Components of F-star GmbH’s Results of Operations

Revenues

F-star GmbH’s revenues are generated through its collaborative arrangement with one external collaborator, Denali, and provision of intellectual property licenses and R&D services to one related party, F-star Beta. The terms of the arrangement with the external collaborator include performing R&D services and the grant of intellectual property rights. In exchange for the initial grant of intellectual property rights and R&D services, the group has received non-refundable upfront license payments and is eligible to receive variable consideration in the form of milestone payments that are based on the achievement of defined collaboration objectives.

UK revenue was generated from intellectual property licenses granted (which includes milestone income as well as licensing income) and provision of R&D services on a fully loaded full-time equivalent (“FTE”) basis.

Revenue generated in the United States related to the receipt of a percentage of the proceeds due on sale of a related party entity, Denali BBB Holding Limited (formerly F-star Gamma Limited) and the option to nominate targets for drug development under intellectual property license agreements.

Other Income

Other income consists primarily of interest earned on loans between F-star Alpha and F-star GmbH, and state aid grant relating to the CJRS scheme.

Raw Materials and Consumables Used

Raw materials and consumables used consists primarily of costs for laboratory materials and supplies used to support F-star’s research activities.

Depreciation, Amortization, and Loss on Disposal

Depreciation, amortization, and loss on disposal consists primarily of depreciation and amortization expense from tangible fixed assets and patents, as well as losses on disposal of tangible fixed assets.

Employee Expenses

Employee expenses primarily consists of salaries, employment taxes and pension contributions.

Other Expenses

Other expenses are primarily R&D costs and the profit or loss on exchange differences.

Finance Income

Finance income is primarily interest income received from a related party.

Finance Costs

Finance costs is primarily interest expense related to borrowings from a related party, and lease interest.

Income Tax Credit/ (Charge)

The income tax credit/ (charge) is the expected tax charge for the period based on the GbmH group’s tax rate for the periods 2019, 2018 and 2017 of 25% and the reported tax charge for the period.

Results of Operations

Comparison of the Six-Month Periods Ended June 30, 2020 and 2019

F-star Therapeutics Limited (“F-star”)

The following summarizes the results of F-star’s operations for the Six Month Periods Ended June 30, 2020 and 2019.

For accounting purposes, F-star is not deemed substantive and not deemed the accounting acquirer of the F-star Group Entities. Therefore, historical results of operations of F-star reflect the results of operations of F-star Delta, the accounting acquirer, for periods before May 7, 2019.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

	Six Months Ended June 30,
	2020	2019	Change
	(in thousands)
Statements of Comprehensive Loss
Revenue	£1,537	£20,154	(£18,616)
Costs related to collaborative arrangements	(333)	(17,437)	17,104
Research and development costs	(7,423)	(9,575)	2,152
General and administrative expenses	(4,960)	(3,764)	(1,196)
Other income	371	—	371
Other expenses	(1,282)	(243)	(1,040)

Loss from operations	(12,090)	(10,865)	(1,225)
Fair value losses on financial liabilities at fair value through profit or loss (FVTPL)	(1,509)	—	(1,509)
Finance income	8	1	7
Finance costs	(438)	—	(438)

Loss before tax from continuing operations	(14,028)	(10,864)	(3,164)
Income tax credit	2,692	756	1,936

Loss for the year attributable to equity holders of the parent	(£11,336)	(£10,108)	(£1,228)

Revenue

	Six Month Periods Ended June 30,		Change
	2020	2019
	(in thousands)
Revenue by entity
F-star (formerly F-star Delta)	£950	£18,874	(£17,924)
F-star GmbH	587	1,279	(692)
F-star Beta	—	—	—
F-star Alpha	—	—	—

Total Revenue	£1,537	£20,153	(£18,616)

The 2019 amount relates to F-star Delta only to May 6, 2019, then all F-star Group Entities from May 7, 2019 to June 30, 2019.

Revenue was £1.5 million during the first six-month period of 2020, as compared to £20.1 million during the six-month period ended June 30, 2019, a decrease of £18.6 million.

Revenue of £1.5 million for the six-month period ended June 30, 2020, consists entirely of external licensing revenue and R&D funding (recognized as a single performance obligation) from two customers, Denali (£0.6 million) and Merck (0.9 million). External collaboration agreements with Denali and Merck are described in Note 4.4 and Note 5 of the F-star consolidated financial statements for the year ended December 31, 2019.

On an entity and customer basis revenue from Merck decreased £17.9 million to £0.9 million for the six month period ended June 30, 2020 from £18.9 million for the six month period ended June 30, 2019. This revenue is recognized in F-star. Revenue from Denali decreased £0.7 million to £0.6 million for the six month period ended June 30, 2020 from £1.3 million for the six month period ended June 30, 2019. This revenue is recognized in F-star GmbH.

Revenue of £20.1 million recognized in the six-month period ended June 30, 2019 was generated from the same two customers (Merck and Denali), with £10.2 million related to external licensing revenue and R&D funding (recognized as a single performance obligation) from the 2017 License and Collaboration agreement

(“2017 LCA”) with Merck, and £8.6 million from the License and Collaboration Agreement that was executed on May 14, 2019 (“2019 LCA”), which replaced the 2017 LCA. Revenue of £1.3 million was recognized under the LCA with Denali, which related to external licensing revenue and R&D funding (recognized as a single performance obligation) for the second Fcab (Fcab#2) included in the collaboration.

The £18.6 million decrease between the first six-month period of 2019 versus the first six-month period of 2020 mainly related to the impact of the enactment of the 2019 LCA. The 2019 LCA converted the existing purchase option over the entire share capital of F-star Delta to an intellectual property licensing arrangement. A £8.6 million option fee was recognized in June 2019 at a point in time, which did not recur in the six-month period ended June 30, 2020. Following the enactment of the 2019 LCA the R&D funding was related to one molecule as opposed to R&D funding and recognition of the upfront licensing fee for five molecules in the previous agreement, which accounts for a decrease in revenue of £9.3 million between the two periods. The remaining £0.7 million decrease between the two periods relates to the Denali collaboration, as set out below.

£1.2 million was paid by Denali in the first six-month period of 2019 on achievement of a development milestone that related to the first molecule in the collaboration (Fcab#1). This was recognized at a point in time, as all other performance obligations in relation to that molecule had been satisfied by that date and did not recur in the first six months of 2020. This was offset by an increase in external licensing revenue and R&D funding (recognized as a single performance obligation) of £0.5 million relating to the second Fcab included in the collaboration (Fcab#2). This was due to the acquisition of F-star GmbH (which holds the contract with Denali) by the group on May 7, 2019, which resulted in a full period of revenue in the six-months ended June 30, 2020 but a partial period of revenue in the six months ended June 30, 2019.

Cost Related to Collaborative Arrangements

	Six Month Period Ended June 30,		Change
	2020	2019
	(in thousands)
Costs related to collaborative arrangements
Derecognition of intangible assets on licensing of IP rights	£—	(£12,574)	£12,574
FTE expense	(120)	(1,929)	1,809
External R&D expense	(44)	(2,458)	2,414
Amortization of intangible assets	(169)	(476)	307

Total costs related to collaborative arrangements	(£333)	(£17,437)	£17,104

	Six Month Period Ended June 30,		Change
	2020	2019
	(in thousands)
Costs related to collaborative arrangements
F-star (formerly F-star Delta)	(£274)	(£17,401)	£17,127
F-star GmbH	(59)	(36)	(23)
F-star Beta	—	—	—
F-star Alpha	—	—	—

Total costs related to collaborative arrangements	(£333)	(£17,437)	£17,104

The 2019 amount relates to F-star Delta only to May 6, 2019, then all F-star Group Entities from May 7, 2019 to June 30, 2019.

Predominantly all of the costs related to collaborative arrangements were incurred by F-star, formerly F-star Delta, in the six month periods ended June 30, 2020 and 2019, of £0.3 million and £17.4 million, respectively.

Costs related to collaborative arrangements decreased by £17.1 million to £0.3 million for the six month period ended June 30, 2020 from £17.4 million for the six month period ended June 30, 2019. The decrease was primarily due to a £12.6 million derecognition of intangible assets due to the licensing of perpetual, exclusive intellectual property to Merck in the six month period ended June 30, 2019 and no intangible asset derecognition in the six month period ended June 30, 2020. FTE expense was £1.8 million lower, and external R&D expense was £2.4 million lower for the six month period ended June 30, 2020 due to five molecules being developed in partnership under the 2017 LCA with Merck until May 14, 2019 and from that point onwards under the 2019 LCA, only one molecule being developed, resulting in significantly lower FTE effort and external R&D expense being incurred. Amortization of intangible assets was £0.3 million lower due to a number of intangible asset impairments, as there were no management plans to further develop specific product candidates in the second half of 2019.

The table below summarizes F-star’s costs related to collaborative arrangements by program:

	Six Month Period Ended June 30,		Change
	2020	2019
	(in thousands)
Direct costs related to collaborative arrangements by program
FS118	£—	(£2,958)	£2,958
FS122	—	(13,397)	13,397
FS422	(274)	(104)	(170)
DN02	(59)	(36)	(23)
Other	—	(942)	942

Total costs related to collaborative arrangement by program	(£333)	(£17,437)	£17,104

For program costs since inception see R&D costs below.

Research and Development Costs

	Six Month Ended June 30,		Change
	2020	2019
	(in thousands)
Research and development
F-star (formerly F-star Delta)	(£1,219)	(£2,946)	£1,727
F-star GmbH	(4,305)	(2,353)	(1,952)
F-star Beta	(1,902)	(4,275)	2,373
F-star Alpha	3	(1)	4

Total Research and development costs	(£7,423)	(£9,575)	£2,152

The 2019 amount relates to F-star Delta only to May 6, 2019, then all F-star Group Entities from May 7, 2019 to June 30, 2019.

R&D costs decreased by £2.2 million to £7.4 million during the first six months of 2020, from £9.6 million during the six months ended June 30, 2019.

The £1.7 million lower R&D costs in F-star, formerly F-star Delta, relates primarily to a £1.8 million R&D impairment charge in 2019. The £1.9 million higher R&D costs in F-star GmbH is primarily due to £1.2 million higher salaries and related employment expenses in 2020. The £2.4 million lower R&D costs in F-star Beta are primarily due to £1.3 million higher toxicology costs and £1.3 million higher manufacturing costs in 2019.

This decrease of £2.2 million was primarily due to a decrease in toxicology costs of £1.4 million and a decrease in manufacturing expense of £0.9 million due to drug safety studies and batch manufacturing for FS222 and FS120 being substantially completed in 2019. There was also a £1.8 million R&D impairment charge in 2019 that related to the discontinuation of one project on the termination of the 2017 LCA that did not recur in 2020. The FS118 Phase 1 clinical study had only 2 patients remaining at the start of 2020 which resulted in clinical trial CRO and associated assay costs decreased by £1.8 million. Other R&D expense decreases of £0.8 million in aggregate are due to COVID-19 restrictions in 2020 (Furlough) and a general decrease in preclinical activities as FS120 and FS222 move towards clinical phase.

In addition to the decreases in expense explained above, in the six-month period ended June 30, 2019 the financial data relates to F-star Delta only and there were significant fully-loaded FTE charges billed from F-star GmbH via F-star Beta in that period of £1.7 million which eliminate on consolidation from May 7, 2019 onwards, when F-star Delta, F-star GmbH and F-star Beta became part of the same group (see Note 1 of the F-star consolidated financial statements for the year ended December 31, 2019). However, this elimination of billed FTE costs from F-star Beta has been offset by the acquisition of F-star GmbH into the group as at May 7, 2019 as F-star GmbH employs the workforce that is billed to F-star Beta and F-star Delta, and so the full cost of the R&D-related workforce (£2.3 million) has been brought into the F-star R&D expense total from May 7, 2019 onwards.

The table below summarizes F-star’s research and development costs by program:

	Six Month Period Ended June 30,		Change
	2020	2019
	(in thousands)
	£	£	£
Direct research and development costs by program
FS118	(£2,045)	(£1,113)	(£932)
FS120	(1,547)	(2,239)	692
FS222	(1,912)	(2,393)	481
Other	(1,918)	(3,830)	1,912

Total research and development costs by program	(£7,423)	(£9,575)	£2,152

The 2019 amount relates to F-star Delta only to May 6, 2019, then all F-star Group Entities from May 7, 2019 to June 30, 2019.

F-star begins to separately track program expenses at candidate nomination, at which point F-star accumulates all costs to support that program to date. Through June 30, 2020, since candidate nomination of FS118, FS120 and FS222, F-star has incurred approximately £32.9 million, £14.3 million, and £13.2 million, respectively, of expenses for the development of these programs.

General and Administrative Expenses

	Six Month Periods Ended June 30,		Change
	2020	2019
	(in thousands)
General and administrative by entity
F-star (formerly F-star Delta)	(£895)	(£721)	(£174)
F-star GmbH	(3,991)	(2,873)	(1,118)
F-star Beta	(71)	(152)	81
F-star Alpha	(3)	(18)	15

Total general and administrative	(£4,960)	(£3,764)	(£1,196)

The 2019 amount relates to F-star Delta only to May 6, 2019, then all F-star Group Entities from May 7, 2019 to June 30, 2019.

General and administrative expenses were £4.9 million for the six-month period ended June 30, 2020 as compared to £3.8 million for the six-month period ended June 30, 2019. The increase of £1.2 million was primarily due to the acquisition of F-star GmbH at May 7, 2019 which has historically incurred a significant proportion of G&A costs and recharged them to F-star Beta and F-star Delta as part of a fully loaded FTE rate (see research and development expense section above). Therefore, for most G&A expenditure, in the six-month period ended June 30, 2020 expenditure is for the F-star Group Entities for the full six months, whereas in the same period in 2019 expenditure is of F-star Delta only to May 6, 2019, and all the F-star Group Entities from May 6 to June 30, 2019.

Due to the impact of the above, G&A-related staff costs have increased by £1.4 million, and other G&A costs increased by £0.9 million which mainly include rent and property service charges, board costs and depreciation charges for G&A-related property, plant and equipment and audit and accountancy costs.

The G&A staff expense increases stated above were offset by a number of decreases. Legal costs decreased by £0.7 million due to the renegotiation of the Merck LCA in the six month period ended June 30, 2019 and the legal costs related to the corporate reorganization on May 7, 2019. Consultancy costs, patent fees and recruitment costs decreased by £0.5 million in aggregate, due to one-off activities in the six month period ended June 30, 2019, including external consultancy to provide advice on the corporate reorganization on May 7, 2019, national patent filings for a number of assets and the recruitment of the current chief financial officer and chief medical officer.

On an entity basis the £1.1 million increase in F-star GmbH is primarily due to salaries due to the formation of the F-star consolidated group.

Other Income

Other income of £0.4 million in the six month period ended June 30, 2020, relates to government grants received under the Coronavirus Job Retention Scheme (“CJRS”) for the costs of furloughed staff. This income is not expected to continue past September 15, 2020.

Other Expenses

Other expenses were £1.3 million during the first six month period of 2020, as compared to £0.2 million during the six month period ended June 30, 2019. The £1.1 million difference is due to higher unrealized foreign exchange differences in the six month period ended June 30, 2020.

Fair Value Losses on Financial Liabilities at Fair Value through Profit or Loss (“FVTPL”)

Fair value losses on financial liabilities at fair value through profit or loss (“FVTPL”) increased by £1.5 million due to the fair value adjustment in the six month period ended June 30, 2020 relating to the convertible notes issued by F-star.

Finance Income

Finance income increased £7 thousand to £8 thousand for the six month period ended June 30, 2020, from £1 thousand for the six month period ended June 30, 2019. Finance income primarily relates to bank interest income received. This income fluctuates depending on cash balances deposited at the bank and the decreasing rates of interest paid on cash deposits.

Finance Costs

The finance costs increase of £0.4 million relates primarily to interest payable on the convertible notes issued by F-star, which were not in issue in the first half of 2019.

Income Tax Credit

Income tax credit was £2.7 million during the first six month period ended June 30, 2020, as compared to £0.8 million during the six month period ended June 30, 2019. The increase in the income tax benefit is due primarily to United Kingdom research and development tax credits receivable from the UK tax authority, HMRC.

Comparison of the Years Ended December 31, 2019 and 2018

F-star Therapeutics Limited (“F-star”)

The following summarizes the results of F-star’s operations for the Years Ended December 31, 2019 and 2018.

For accounting purposes, F-star is not deemed substantive and not deemed the accounting acquirer of the F-star Group Entities. Therefore, historical results of operations of F-star reflects the results of operations of F-star Delta, the accounting acquirer, for the periods before May 7, 2019. The historical 2018 comparatives are for F-star Delta only.

	Year Ended December 31,
	2019	2018	Change
	(in thousands)
Statements of Comprehensive (Loss)/ Income
Revenue	£21,882	£29,997	(£8,115)
Costs related to collaborative arrangements	(17,960)	(13,892)	(4,068)
Research and development costs	(32,673)	—	(32,673)
General and administrative expenses	(12,295)	(399)	11,896
Other income	113	—	113
Other gains	310	195	115

(Loss)/ profit from operations	(40,622)	15,900	(56,522)
Fair value losses on financial liabilities at fair value through profit or loss (FVTPL)	(1,106)	—	(1,106)
Finance income	8	4	4
Finance costs	(256)	—	(256)

(Loss)/ profit before tax from continuing operations	(41,976)	15,905	(57,881)
Income tax credit/ (charge)	7,016	(2,636)	9,652

Net (loss)/ profit attributable to equity holders of the parent	(£34,959)	£13,269	(£48,228)

Revenue

	Years Ended December 31,		Change
	2019	2018
	(in thousands)
Revenue by entity
F-star (formerly F-star Delta)	£20,000	£29,997	(£9,997)
F-star GmbH	1,882	—	1,882
F-star Beta	—	—	—
F-star Alpha	—	—	—

Total Revenue	£21,882	£29,997	(£8,115)

The 2019 amount relates to F-star Delta only to May 6, 2019, then all F-star Group Entities from May 7, 2019 to December 31, 2019. 2018 amount relates to Delta only.

Revenue decreased £8.1 million to £21.9 million for the year ended December 31, 2019, from £30.0 million for the year ended December 31, 2018. The revenue of F-star Delta decreased by £10.0 million and was offset by an increase in revenues from F-star GmbH of £1.9 million. On an entity and customer basis revenue from Merck decreased £10.0 million to £20.0 million for the year ended December 31, 2019 from £30.0 million for the year ended December 31, 2018. This revenue is recognized in F-star. Revenue from Denali increased £1.9 million to £1.9 million for the year ended December 31, 2019 (2018: £Nil). This revenue is recognized in F-star GmbH.

Since inception external customer revenue has been generated from only two external customers (Merck and Denali).

Revenue of £21.9 million was recognized for the year ended December 31, 2019, of which £10.3 million related to external licensing revenue and R&D funding (recognized as a single performance obligation) from the 2017 License and Collaboration agreement (“2017 LCA”) with Merck and £1.1 million from the License and Collaboration Agreement that was enacted on May 14, 2019 (“2019 LCA”). Following the enactment of the 2019 LCA the R&D funding was related to one molecule as opposed to R&D funding and recognition of the upfront licensing fee for five molecules in the previous agreement. On enactment of the 2019 LCA a £8.6 million option fee was recognized at a point in time in June 2019 which did not occur in the year ended December 31, 2018.

The remaining increase of £1.9 million relates to £1.2 million that was paid by Denali during the year ended December 31, 2019 on achievement of a development milestone that related to the first molecule in the collaboration (Fcab#1). This was recognized at a point in time, as all other performance obligations in relation to that molecule had been satisfied by that date and did not occur in 2018. The remaining £0.7 million increase relates to external licensing revenue and R&D funding (recognized as a single performance obligation) for the second Fcab included in the collaboration (Fcab #2). This was due to the acquisition of F-star GmbH (which holds the contract with Denali) by the group on May 7, 2019, which resulted in revenue included in the group in the year ended December 31, 2019 but none in the year ended December 31, 2018.

Costs Related to Collaborative Arrangements

	Year Ended December 31,		Change
	2019	2018
	(in thousands)
Costs related to collaborative arrangements
Derecognition of intangible assets on licensing of IP rights	(£12,574)	£—	(£12,574)
FTE expense	(2,275)	(4,824)	2,549
External R&D expense	(2,490)	(7,985)	5,495
Amortization of intangible assets	(621)	(1,084)	463

Total costs related to collaborative arrangements	(£17,960)	(£13,892)	(£4,068)

The 2019 amount relates to F-star Delta only to May 6, 2019, then all F-star Group Entities from May 7, 2019 to December 31, 2019. 2018 amount relates to F-star Delta only.

£3.9 million increase is recognized in F-star, formerly F-star Delta. The remaining £0.2 million was recognized in F-star GmbH. The increase is primarily due to the 2019 Merck agreement.

	Year Ended December 31,		Change
	2019	2018
	(in thousands)
Costs related to collaborative arrangements
F-star (formerly F-star Delta)	(£17,780)	(£13,892)	(£3,888)
F-star GmbH	(180)	—	(180)
F-star Beta	—	—	—
F-star Alpha	—	—	—

Total costs related to collaborative arrangements	(£17,960)	(£13,892)	(£4,068)

The table below summarizes F-star’s costs related to collaborative arrangements by program:

	Year Ended December 31,		Change
	2019	2018
	(in thousands)
Direct costs related to collaborative arrangements by program
FS118	(£2,958)	(£9,519)	£6,561
FS122	(13,397)	—	(13,397)
FS422	(483)	—	(483)
DN02	(180)	—	(180)
Other	(942)	(4,373)	3,431

Total costs related to collaborative arrangement by program	(£17,960)	(£13,892)	(£4,068)

The costs relating to collaborative arrangements increased by £4.1 million to £18.0 million for the year ended December 31, 2019 from £13.9 million for the year ended December 31, 2018. The increased expense primarily related to £12.6 million from the derecognition of an intangible asset on exclusive licensing of IP rights (product candidate FS122) in 2019, offset by £5.5 million lower external R&D expense relating to the Merck 2017 agreement and £3.0 million lower FTE expense relating to the Merck 2017 agreement, and £0.7 million lower amortization of intangible assets. The decrease in FTE and R&D expense is due to five molecules being developed in partnership under the 2017 LCA with Merck until May 14, 2019 and from that point onwards under the 2019 LCA, only one molecule was being developed, resulting in significantly lower FTE effort and external R&D expense being incurred. Amortization of intangible assets decreased due to a number of intangible asset impairments that occurred in the second half of 2019.

Research and Development Costs

	Year Ended December 31,		Change
	2019	2018
	(in thousands)
Research and development
F-star (formerly F-star Delta)	(£14,113)	£—	(£14,113)
F-star GmbH	(6,283)	—	(6,283)
F-star Beta	(12,256)	—	(12,256)
F-star Alpha	(21)	—	(21)

Total Research and development costs	(£32,673)	£—	(£32,673)

The 2019 amount relates to F-star Delta only to May 6, 2019, then all F-star Group Entities from May 7, 2019 to December 31, 2019. 2018 amount relates to F-star Delta only.

The table below summarizes F-star’s research and development costs by program:

	Year Ended December 31,		Change
	2019	2018
	(in thousands)
Direct research and development costs by program
FS118	(£7,047)	£—	(£7,047)
FS120	(6,873)	—	(6,873)
FS222	(5,632)	—	(5,632)
Others	(13,121)	—	(13,121)

Total research and development costs by program	(£32,673)	£—	(£32,673)

There is no comparative R&D expenditure as all costs in F-star (formerly Delta Limited, the accounting acquirer) were incurred in relation to the Merck 2017 LCA and therefore all costs were included within costs related to collaborative arrangements for 2018 and this continued up to the execution of the Merck 2019 LCA. Since the Merck 2019 LCA was enacted, only costs incurred in related to FS422 and the partnered neuroscience assets are presented within costs related to collaborative arrangements, with all other expenditure (including FS118) now recognised in R&D. These activities have been supplemented by the R&D costs of all the other F-star Group Entities being consolidated from May 7, 2019, particularly in relation to FS120 and FS122.

The R&D costs of £32.7 million include some significant increases due to the addition of F-star Beta costs since the corporate reorganization that relate to FS120 and FS222. These include manufacturing costs of £7.7 million, which relates to the batch manufacturing runs, clinical assay development and clinical trial set up costs of £1.1 million, toxicology study costs of £1.8 million and other R&D outsourced costs of £1.6 million.

The move to multi-patient cohorts for FS118 Phase 1 trials in 2019, resulted in increased CRO and associated clinical assay costs of £3.4 million. In addition £2.3 million of batch manufacturing costs and £0.7 million of other R&D outsourced costs were incurred in relation to FS118.

There were three intangible asset impairments during the year ended December 31, 2019, which resulted in a charge of £6.6 million compared with nil in the year ended December 31, 2018. These impairments related to FS231 that was no longer being developed after the termination of the Merck 2017 LCA, FS131 which management decided to discontinue development for in September 2019 and FS21 a molecule that was developed with an F-star partner, and was terminated in September 2019. As a result of these impairments goodwill was also deemed to be impaired by management and so an additional £0.3 million expense was also recorded. Amortization of £1.1 million was also recorded in relation to R&D-related intangible assets, whereas all amortisation was included in costs related to collaborative arrangements in the prior year.

In addition to the increases in expenses explained above, the acquisition of F-star GmbH into the group at May 7, 2019 also resulted in significant cost increases from the prior period. As F-star GmbH employs the workforce that supplies R&D labor to F-star Beta and F-star Delta, the full cost of this workforce was recorded by the group from May 7, 2019 onwards, resulting in an increase from the prior year of £3.9 million. The acquisition of F-star GmbH also resulted in an increase of £1.1 million in laboratory consumables, £0.8 million in R&D-related infrastructure costs and £0.3 million for depreciation of R&D-related fixed assets.

F-star begins to separately track program expenses at candidate nomination, at which point F-star accumulates all costs to support that program to date. Through December 31, 2019, since candidate nomination of FS118, FS120 and FS222 F-star has incurred approximately £30.9 million, £12.8 million and £11.3 million, respectively, of expenses for the development of these programs.

General and Administrative

	Year Ended December 31,		Change
	2019	2018	£
	(in thousands)
General and administrative by entity
F-star (formerly F-star Delta)	(£3,657)	(£399)	(£3,258)
F-star GmbH	(8,373)	—	(8,373)
F-star Beta	(251)	—	(251)
F-star Alpha	(14)	—	(14)

Total general and administrative expense	(£12,295)	(£399)	(£11,896)

The 2019 amount relates to F-star Delta only to May 6, 2019, then all F-star Group Entities from May 7, 2019 to December 31, 2019. 2018 amount relates to F-star Delta only.

Included in the financial results of F-star Delta for the year ended December 31, 2018 were board costs of £0.1 million recharged from F-star GmbH. The remaining £0.3 million relates to external vendors for legal and patent fees.

General and administrative (“G&A”) expenses were £12.3 million for the year ended December 31, 2019 as compared to £0.4 million for the year ended December 31, 2018. The increase of £11.9 million was primarily due to the acquisition of F-star GmbH at May 7, 2019 which has historically incurred a significant proportion of G&A costs and recharged them to F-star Beta and F-star Delta as part of a fully loaded FTE rate (see research and development cost section above). Therefore, for most G&A expenditure, in the year ended December 31, 2019 costs were included from May 6, 2019 onwards, whereas they are not included in the group financial statements for 2018.

Due to the impact of the above, G&A-related staff costs have increased by £5.4 million, legal costs have increased by £1.5 million and consultancy by £2.1 million due to expenditure during 2019 on advice for the negotiation of the 2019 LCA and corporate reorganization, infrastructure costs have increased by £0.9 million and audit and accountancy by £0.7 million. Other G&A costs increased by £1.3 million which mainly include patent fees (which is dependent upon filing dates), board costs and subscriptions.

Other Income

Other income was £0.1 million primarily due to rental income from office space sublet to an unrelated third party in the U.S.A. received in the year ended December 31, 2019 (2018: £nil). This income is not expected to continue as the lease U.S. office lease has now terminated.

Other Gains

Other gains increased £0.1 million to £0.3 million for the year ended December 31, 2019 from £0.2 million for the year ended December 31, 2018. This gain is foreign exchange gains.

Fair Value Adjustments through the Income Statement

The £1.1 million in the year ended December 31, 2019, relates to the fair value adjustment of convertible notes issued by F-star.

Finance Income

Finance income increased £4 thousand to £8 thousand in the year ended December 31, 2019, from £4 thousand for the year ended December 31, 2018. The increase was due to higher foreign exchange gains in the year ended December 31, 2018.

Finance Costs

The finance costs of £0.3 million in the year ended December 31, 2019, relate primarily to interest payable on the convertible notes issued by F-star of £0.2 million and £0.1 million foreign exchange loss.

Income Tax Credit/ (Charge)

Income tax credit/ (charge) was £7.0 million during the year ended December 31, 2019, as compared to £2.6 million of corporation tax charge during the year ended December 31, 2018. The income tax benefit is primarily due to United Kingdom research and development tax credits receivable from the UK tax authority HMRC. F-star Delta was ineligible to make a research and development tax claim for the year ended December 31, 2018, as the research and development was externally funded.

Comparison of the Years Ended December 31, 2018 and 2017

F-star (Formerly F-star Delta)

For accounting purposes, F-star is not deemed substantive and not deemed the accounting acquirer of the F-star Group Entities. Therefore, historical results of operations of F-star reflect the results of operations of F-star Delta, the accounting acquirer, for the years ended December 31, 2018 and 2017.

The following summarizes the results of F-star’s operations for the years ended December 31, 2018 and 2017.

	Year Ended December 31,		Change
	2018	2017
	(in thousands)
Statements of Comprehensive (Loss)/ Income
Revenue	£29,997	£11,027	£18,970
Costs related to collaborative arrangements	(13,893)	(6,346)	(7,547)
Research and development costs	—	—	—
General and administrative expenses	(399)	(616)	217
Other gains	195	71	124

Profit from operations	15,900	4,136	11,764
Finance income	4	—	4

Profit before tax from continuing operations	15,905	4,136	11,769
Income tax charge	(2,636)	(657)	(1,979)

Profit attributable to equity holders of the parent	£13,269	£3,479	£9,790

Revenue

Revenue increased by £19.0 million to £30.0 million for the year ended December 31, 2018 from £11.0 million for the year ended December 31, 2017. This increase of £19.0 million relates to revenue for achieving a development milestone and for the release of deferred revenue from the up-front fee from Merck of £13.0 million as performance obligations were satisfied by F-star, and a £6.0 million increase in R&D FTE invoiced to Merck.

For milestone payments the revenue is recognized when the conditions stated in the contract for achievement of the milestone becomes probable, so any revenue trend from milestone payments is less predictable.

Costs Related to Collaborative Arrangements

Costs related to collaborative arrangements increased by £7.5 million to £13.9 million in the year ended December 31, 2018 from £6.3 million for the year ended December 31, 2017. This was primarily due to the Merck 2017 LCA being signed on June 4, 2017. No costs were incurred for the period January 1, 2017 and June 3, 2017.

F-star begins to separately track program expenses at candidate nomination, at which point F-star accumulates all costs to support that program to date. Through December 31, 2018, since candidate nomination of FS118, F-star has incurred approximately £12.9 million of expenses for the development of this program.

There were no R&D costs for the years ended December 31, 2018 and 2017, as these costs were all attributed to costs related to collaborative arrangements.

General and Administrative Expense

G&A costs decreased by £0.2 million to £0.4 million in the year ended December 31, 2018 from £0.6 million for the year ended December 31, 2017. This decrease was primarily due to higher legal fees regarding the Merck 2017 contract negotiation.

Other Gains

Other gains increased to £0.2 million for the year ended December 31, 2018 from £0.1 million for the year ended December 31, 2017. The 2017 gain of £0.1 million relates to a gain on foreign exchange differences.

Finance Income

Finance income increased to £4 thousand for the year ended December 31, 2018 (2017: £Nil). This finance income relates to bank interest received.

Income Tax Charge

Income tax charge increased by £1.9 million to a tax charge of £2.6 million for the year ended December 31, 2018 from £0.7 million tax charge for the year ended December 31, 2017. This increase is due to a £2.0 million increase in the deferred tax charge in the year ended December 31, 2018, due to an increase in the deferred tax liability that resulted from a temporary difference arising on the application of reinvestment relief on intangible assets. Reinvestment relief relates to the corporate intangible assets regime and is available where proceeds from the realization of intangible assets are reinvested in similar assets. This allows an entity to defer the taxable credit arising on the realization of intangible assets.

Comparison of the Period Ended May 6, 2019 and Year Ended December 31, 2018 and the Years Ended December 31, 2018 and 2017

Forschungs- und Entwicklungsges.m.b.H. (“F-star GmbH”) Only

The following summarizes the results of F-star GmbH’s operations for the period ended May 6, 2019, and the year ended December 31, 2018.

	Period Ended May 6,	Year Ended December 31,	Change
	2019	2018
	(in thousands)
Statements of Comprehensive Income
Revenue	€9,057	€21,088	(€12,031)
Other income	591	505	86
Raw materials and consumables used	(1,339)	(3,960)	2,621
Depreciation, amortization and loss on disposal	(454)	(835)	381
Employee expenses	(3,369)	(7,995)	4,626
Other expenses	(3,087)	(7,429)	4,342

Operating profit	1,399	1,374	25
Finance income	125	164	(39)
Finance costs	(109)	(223)	114

Profit before tax on ordinary activities	1,415	1,315	100
Tax (charge)/ benefit on profit on ordinary activities	(49)	195	(244)

Profit attributable to owners of the parent	€1,366	€1,510	(€ 144)

Revenue

Revenue decreased €12.1 million to €9.0 million for the period ended May 6, 2019, from €21.1 million for the year ended December 31, 2018. This is primarily due to a partial period being compared to a full year of revenue.

Revenue was €9.0 million for the period ended May 6, 2019. The revenue is made up of licensing revenue from F-star Beta of €0.8 million, licensing and services revenue from an external customer of €1.6 million and increased services to related entities with regards to R&D services on a fully loaded FTE basis of €6.6 million.

Revenue was €21.1 million for the year ended December 31, 2018. UK revenue of €16.0 million was generated from intellectual property licenses granted, which includes milestone income as well as up-front licensing income, and provision of R&D services on a fully loaded FTE basis. Revenue of €5.1 million was generated in the United States related to the receipt of a percentage of the proceeds due on the sale of a former related party, F-star Gamma Limited (re-named Denali BBB Holding Limited) and an option to nominate targets for drug development under an intellectual license.

In May 2018, Denali Therapeutics Inc. exercised its option to acquire F-star Gamma Limited.

For milestone payments the revenue is recognized when the conditions stated in the contract for achievement of the milestone becomes probable, so any revenue trend from milestone payments is less predictable.

Other Income

Other income increased €0.1 million to €0.6 million for the period ended May 6, 2019, from €0.5 million for the year ended December 31, 2018. The increase is due to higher exchange rate differences in the period ended May 6, 2019.

Other income was €0.6 million for the period ended May 6, 2019. €0.1 million relates to board of director fees recharged to related entities, and €0.5 million relates to unrealized foreign exchange gains.

Other income was €0.5 million for the year ended December 31, 2018 and related to board of director fees recharged to related entities. Up until the reorganization on May 7, 2019, the board costs were accumulated in F-star GmbH and recharged to the other F-star Group Entities.

Raw Materials and Consumables Used

Raw materials and consumables decreased €2.6 million to €1.4 million for the period ended May 6, 2019, from €4.0 million for the year ended December 31, 2018. This is primarily due to a partial period being compared to a full year consumption of raw materials and consumables. This expense relates to materials and consumables consumed by research and development activity supporting early stage discovery projects. In 2019, key product candidates FS118 and FS120 moved from development into clinical trials.

Depreciation, Amortization and Loss on Disposal

Depreciation and amortization decreased €0.3 million to €0.5 million for the period ended May 6, 2019, from €0.8 million for the year ended December 31, 2018. This is primarily due to a partial period being compared to a full year of depreciation and amortization expense.

On January 1, 2019 F-star GmbH adopted IFRS 16 and €1.0 million of right to use assets were added to the statement of financial position. These generated €0.2 million of depreciation for the period ended May 6, 2019.

Employee Expenses

Employee expenses consisting of salaries, benefits, pension expense and share-based compensation expense decreased by €4.6 million to €3.4 million for the period ended May 6, 2019, from €8.0 million for the year ended December 31, 2018. This is primarily due to a partial period being compared to a full year of employee expenses.

Other Expenses

Other expenses consisting of professional fees, research & development expense, information technology and infrastructure expense decreased by €4.3 million to €3.1 million for the period ended May 6, 2019, from €7.4 million for the year ended December 31, 2018. This is primarily due to a partial period being compared to a full year of other expenses. Professional fees were £0.8 million for the period ended May 6, 2019 due to the reorganization of the Entities as compared to £1.1 million for the year ended December 31, 2018.

F-star GmbH’s research and development expense consists of platform technology development through to program inception and/or collaboration. There was no inception to date program spend in F-star GmbH as the program costs are in F-star Beta and F-star Delta.

Finance Income

Finance income decreased €0.1 million to €0.1 million for the period ended May 6, 2019, from €0.2 million for the year ended December 31, 2018. This is primarily due to a partial period being compared to a full year of finance income. Finance income relates to interest income due to a loan receivable from F-star Beta.

Finance Costs

Finance costs decreased €0.1 million to €0.1 million for the period ended May 6, 2019, from €0.2 million for the year ended December 31, 2018. This is due to a partial period being compared to a full year of finance costs.

Finance costs were €0.1 million for the period ended May 6, 2019 and was due to interest expense related to borrowings from a related party F-star Alpha.

Finance costs were €0.2 million for the year ended December 31, 2018 and was due to interest expense related to borrowings from a related party F-star Alpha.

Income Tax (Charge)/ Credit

A provision for corporation tax payable of €49 thousand has been estimated for the period ended May 6, 2019 based on an Austrian corporation tax charge of 25% of taxable profits, off-set by an additional tax deduction for UK R&D expenditure. The December 31, 2018 tax benefit of €0.2 million is based on an Austrian corporation tax charge of 25% of taxable profits, off-set primarily by R&D tax credits, and an additional tax deduction for UK R&D expenditure.

The following summarizes the results of F-star GmbH’s operations for the years ended December 31, 2018 and 2017

	Year Ended December 31,
	2018	2017	Change
	(in thousands)
Statements of Comprehensive Income
Revenue	€21,088	€15,749	€5,339
Other income	505	232	273
Raw materials and consumables used	(3,960)	(2,958)	(1,002)
Depreciation, amortization and loss on disposal	(835)	(559)	(276)
Employee expenses	(7,995)	(6,853)	(1,141)
Other expenses	(7,429)	(5,613)	(1,816)

Operating profit/ (loss)	1,375	(3)	1,378
Finance income	164	116	48
Finance costs	(223)	(201)	(22)

Profit/ (loss) before tax on ordinary activities	1,315	(88)	1,403
Income tax credit	195	225	(30)

Profit attributable to owners of the parent	€ 1,510	€ 137	€ 1,373

Revenue

Revenue increased €5.3 million to €21.1 million for the year ended December 31, 2018, from €15.7 million for the year ended December 31, 2017. All revenue in the years ended December 2018 and 2017 was generated from intellectual property licenses granted, both milestone income and licensing income, and the provision of R&D services on a fully loaded basis. In August 2016, F-star GmbH entered into a licensing and collaboration agreement (the “Denali License and Collaboration Agreement”).

Revenue was €21.1 million for the year ended December 31, 2018. UK revenue of €16.0 million was generated from intellectual property licenses granted, which includes milestone income as well as up-front licensing income, and provision of R&D services on a fully loaded FTE basis.

Revenue of €5.1 million was generated in the United States related to the receipt of a percentage of the proceeds due on the sale of a former related party, F-star Gamma Limited (re-named Denali BBB Holding Limited) and an option to nominate targets for drug development under intellectual property license agreements.

In May 2018, Denali Therapeutics Inc. exercised its option to acquire F-star Gamma Limited.

Revenue was €15.7 million for the year ended December 31, 2017. The revenue of €15.7 million was all generated in the UK from intellectual property licenses granted, which includes milestone income as well as up-front licensing income, and provision of R&D services on a fully loaded FTE basis.

For milestone payments the revenue is recognized when the conditions stated in the contract for achievement of the milestone becomes probable, so any revenue trend from milestone payments is less predictable.

Other Income

Other income increased €0.3 million to €0.5 million for the year ended December 31, 2018, from €0.2 million for the year ended December 31, 2017. The increase is due to higher exchange rate differences in the period ended December 31, 2018.

Raw Materials and Consumables Used

Raw materials and consumables increased €1.0 million to €4.0 million for the year ended December 31, 2018, from €3.0 million for the year ended December 31, 2017. This expense relates to materials and consumables consumed by research and development activity supporting early stage discovery projects. The increase was due to the increased activity achieved by an increased number of staff.

Depreciation, Amortization and Loss on Disposal

Depreciation and amortization increased €0.2 million to €0.8 million for the year ended December 31, 2018, from €0.6 million for the year ended December 31, 2017. The increased charge was due to the timing of when assets were acquired.

Employee Expenses

Employee expenses consisting of salaries, benefits, pension expense and share-based compensation expense increased by €1.1 million to €8.0 million for the year ended December 31, 2018, from €6.9 million for the year ended December 31, 2017. This is primarily due to an increase in staff from an average of 79 staff in 2017 to an average of 99 staff in 2018.

Other Expenses

Other expenses increased by €1.8 million to €7.4 million for the year ended December 31, 2018, from €5.6 million for the year ended December 31, 2017. Other expenses consisting of professional fees, R&D expense, information technology and infrastructure expense. The primary reason for the increase was due to €1.0 million increase in R&D costs. F-star GmbH’s research and development expense consists of platform technology development through to program inception and/or collaboration. There is no inception to date program spend in F-star GmbH as the program costs are in F-star Beta and F-star Delta.

Finance Income

Finance income increased €0.1 to €0.2 million for the year ended December 31, 2018, from €0.1 million for the year ended December 31, 2017. This is primarily due to interest income on a loan receivable from F-star Beta.

Finance Costs

Finance costs were €0.2 million for the years ended December 31, 2018 and 2017. These costs are primarily due to interest expense related to borrowings from a related party F-star Alpha.

Income Tax Credit

The income tax credit of €0.2 million in both the years ended December 31, 2018 and 2017 is based on an Austrian corporation tax charge of 25% of taxable profits, off-set primarily by R&D tax credits, and an additional tax deduction for UK R&D expenditure.

F-star Beta Limited (“F-star Beta”) Only

The following summarizes the results of F-star GmbH’s operations for the period ended May 6, 2019, and the year ended December 31, 2018

	Period Ended May 6,	Year Ended December 31,	Change
	2019	2018
	(in thousands)
Statements of Comprehensive Income
Revenue	£7,903	£17,394	(£9,491)
Costs relating to collaborative arrangements	(1,864)	(6,719)	4,856
Research and development costs	(5,107)	(12,049)	6,942
General and administrative expenses	(909)	(345)	(563)
Other gains	—	1	(1)
Other expenses	(58)	(20)	(38)

Loss on operations	(34)	(1,739)	1,705
Finance costs	(103)	(145)	42

Loss before tax from continuing operation	(137)	(1,883)	1,747
Corporation tax benefit	639	2,416	(1,777)

Profit for the financial period and comprehensive income attributable to the equity shareholders of the parent	£502	£533	(£31)

Revenue

Revenue decreased £9.5 million to £7.9 million for the period ended May 6, 2019, from £17.4 million for the year ended December 31, 2018. This is primarily due to a partial period being compared to a full year of revenue. All revenue in the period ended May 6, 2019, and for the year ended December 31, 2018, was generated from a single customer, which is a related party (F-star Delta) located in the United Kingdom. The revenue is generated through its intellectual property licensing and research and development service arrangements.

Cost relating to Collaborative Arrangements

Costs relating to collaborative arrangements decreased £4.8 million to £1.9 million for the period ended May 6, 2019 from £6.7 million for the year ended December 31, 2018. Costs relating to collaborative arrangements are primarily project costs and pass through costs recharged from F-star GmbH and then recharged by F-star Beta to F-star Delta. The main reasons for the decrease is that there was an intangible derecognition of £1.9 million in the year ended December 31, 2018, and none in the period ended May 6, 2019 and that May 6, 2019 is a partial period so less R&D services were incurred compared to the 12 months ended December 31, 2018.

The table below summarizes F-star Beta’s costs related to collaborative arrangements by activity:

	Period Ended May 6,	Year Ended December 31,	Change
	2019	2018
	(in thousands)
Direct costs related to collaborative arrangements by program
Recharges that relate to revenue from F-star Delta	(£1,864)	(£4,825)	£2,961
Intangible derecognition	—	(1,895)	1,895

Total costs related to collaborative arrangement by program	(£1,864)	(£6,720)	£4,856

Research and Development Costs

R&D costs decreased by £6.9 million to £5.1 million for the period ended May 6, 2019, from £12.0 million for the year ended December 31, 2018. This is primarily due to a partial period being compared to a full year of other expenses.

R&D costs are primarily FTE costs spent on early stage product candidates and platform development recharged from F-star GmbH to F-star Beta.

The table below summarizes F-star Beta’s R&D costs by program:

	Period Ended May 6,	Year Ended December 31,	Change
	2019	2018
	(in thousands)
Direct research and development costs by program
FS120	(£2,425)	(£4,002)	£1,577
FS222	(1,727)	(3,304)	1,577
Others	(954)	(4,743)	3,789

Total research and development costs by program	(£5,107)	(£12,049)	£6,942

F-star begins to separately track program expenses at candidate nomination, at which point F-star accumulates all costs to support that program to date. Through May 6, 2019, since candidate nomination of FS118, FS222, and FS120, F-star Beta has incurred approximately £5.9 million, £5.5 million, and £6.7 million of expenses for the development of these programs, respectively. The FS322 program commenced in 2018 and F-star Beta has incurred approximately £0.9 million of program expenses.

General and Administrative Expense

General and administrative expense increased £0.6 million to £0.9 million for the period ended May 6, 2019 from £0.3 million for the year ended December 31, 2018. There was a £0.7 million share-based compensation expense charge in the period ended May 6, 2019, on shares granted to the Chief Executive Officer on March 6, 2019, £0.1 million higher legal fees, £0.1 million of other expense allocated to general and administrative expense, off-set by £0.3 million higher patent fees for the year ended December 31, 2018.

Finance Costs

Finance costs decreased £42 thousand to £103 thousand for the period ended May 6, 2019, from £145 thousand for the year ended December 31, 2018. This is due to a partial period being compared to a full year of finance costs. Finance costs for the period ended May 6, 2019 related to interest expense from a loan from F-star Biotechnology Limited, a wholly owned subsidiary of F-star GmbH.

Corporation Tax Benefit

Income tax benefit of £0.6 million for the period ended May 6, 2019, is due estimated R&D tax credits expected for the period. Income tax benefit of £2.4 million for the year ended December 31, 2018 is due to R&D tax credits of £2.4 million received from the UK tax authority, HMRC.

The following summarizes the results of F-star Beta’s operations for the period years ended December 31, 2018 and 2017.

	Year Ended December 31,		Change
	2018	2017
	(in thousands)
Statements of Comprehensive Income
Revenue	£17,394	£14,993	£2,401
Costs relating to collaborative arrangements	(6,719)	(3,289)	(3,430)
Research and development costs	(12,049)	(11,933)	(115)
General and administrative expenses	(345)	(352)	7
Other gains	1	166	(166)
Other expenses	(20)	—	(20)

Loss on operations	(1,739)	(415)	(1,324)
Finance costs	(145)	(102)	(43)

Loss before tax from continuing operation	(1,883)	(517)	(1,366)
Corporation tax benefit	2,416	705	1,711

Profit for the year and comprehensive income attributable to the equity holders of the parent	£533	£189	£344

Revenue

Revenue increased £2.4 million to £17.4 million for the year ended December 31, 2017, from £15.0 million for the year ended December 31, 2017.

Revenue for the year ended December 31, 2018 was generated from a single customer, which is a related party (F-star Delta) located in the United Kingdom. The agreement between F-star Delta and Merck was signed in June 2017, so 2018 has a full year of R&D services from F-star Beta to F-star Delta as compared to 2017.

Revenue for the year ended December 31, 2017 £12.2 million was generated from a related party F-star Delta in the UK, and £2.8 million was generated from a partner in the European Union. The revenue is generated through its intellectual property licensing and research and development service arrangements. The performance obligations under the partner agreement were fully satisfied in August 2017.

Cost Relating to Collaborative Arrangements

Costs relating to collaborative arrangements increased £3.4 million to £6.7 million for the year ended December 31, 2018 from £3.3 million for the year ended December 31, 2017. The increase was primarily due to £2.5 million higher direct labor costs, and £0.9 million higher costs associated with the derecognition of intangible assets, being £1.9 million in 2018 and £1.0 million in 2017. Costs relating to collaborative arrangements are primarily project costs and pass through costs recharged from F-star GmbH and then recharged by F-star Beta to F-star Delta.

The table below summarizes F-star Beta’s costs related to collaborative arrangements by activity:

	Year Ended December 31,		Change
	2018	2017
	(in thousands)
Direct costs related to collaborative arrangements by program
Recharges that relate to revenue from F-star Delta	(£4,824)	(£2,304)	(£2,520)
Intangible derecognition	(1,895)	(985)	(910)

Total costs related to collaborative arrangement by program	(£6,719)	(£3,289)	(£3,430)

Research and Development Costs

R&D costs increased by £0.1 million to £12.0 million for the year ended December 31, 2018, from £11.9 million for the year ended December 31, 2017.

R&D costs primarily of FTE costs spent on early stage product candidates and platform development. FS118 was part of F-star Beta before it was transferred to F-star Delta in 2017. There were significantly higher R&D costs spent on FS120 and FS222 in 2018 as compared to 2017.

The table below summarizes F-star Beta’s R&D costs by program:

	Year Ended December 31,		Change
	2018	2017
	(in thousands)
Direct research and development costs by program
FS118	£—	(£3,801)	£3,801
FS120	(4,002)	(366)	(3,636)
FS222	(3,304)	(463)	(2,841)
Other	(4,743)	(7,303)	2,560

Total research and development costs by program	(£12,049)	(£11,933)	(£116)

F-star Beta begins to separately track program expenses at candidate nomination, at which point F-star accumulates all costs to support that program to date. Through December 31, 2018, since candidate nomination of FS118, FS222, and FS120, F-star Beta has incurred approximately £5.9 million, £3.8 million, and £4.4 million of expenses for the development of these programs, respectively. The FS322 program commenced in 2018 and F-star Beta has incurred approximately £0.3 million of program expenses.

General and Administrative Expense

General and administrative expense was £0.3 million for the years ended December 31, 2018 and 2017. In 2018, there were £0.2 million higher patent fees, offset by £0.1 million license fees share-based payment compensation expense.

Other Gains

Other gains decreased £0.2 million to £1 thousand for the year ended December 31, 2018 from £0.2 million for the year ended December 3, 2017. The £0.2 million decrease was primarily due to a £0.2 million gain on foreign exchange.

Finance Costs

Finance costs increased £43 thousand to £145 thousand for year ended December 31, 2018, from £102 thousand for the year ended December 31, 2017. This cost relates to interest expense from a loan from F-star Biotechnology Limited, a wholly owned subsidiary of F-star GmbH.

Corporation Tax Benefit

Corporation tax benefit increase of £1.7 million was due primarily to £2.4 million of R&D tax credits received in the year ended May 6, 2019 as compared to £0.7 million for the year ended December 31, 2018.

F-star Liquidity and Capital Resources

Sources of Liquidity

To date, F-star has funded its operations through private placements of equity securities, convertible debt issuance and upfront, milestone revenue and expense reimbursement payments received from its collaborators. F-star has invested all of its financial resources and efforts into developing its product candidates, building its intellectual property portfolio, conducting business planning, licensing its technology to its collaborators, raising capital and providing general and administrative support for these operations. F-star does not currently have any approved products and have never generated any revenue from product sales. The group consists of clinical and pre-clinical stage biopharmaceutical entities focused on the development of novel immunotherapy products. There are no products approved for commercial sale. Therapeutic candidates are based on bispecific antibodies which are new and largely unproven. The group’s limited experience in taking molecules through clinical development, particularly considering the rapidly evolving cancer immuno-oncology field, may make it difficult to evaluate current business and predict future performance. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. The inability to address these risks successfully would have a materially adverse effect on the group’s business and prospects.

Future Funding Requirements

To date, F-star has not generated any revenue from the sale of commercial products. F-star does not expect to generate any significant revenue from product sales unless and until F-star obtains regulatory approval of and successfully commercializes any of its product candidates and F-star does not know when, or if, this will occur. F-star expects to continue to incur significant losses for the foreseeable future, and F-star expects the losses to increase as it continues the development of, and seeks regulatory approvals for, its product candidates, and begin to commercialize any future approved products. F-star is subject to all of the risks typically related to the development of new product candidates, and F-star may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. Moreover, following the completion of this offering, F-star expects to incur additional costs associated with operating as a public company. F-star anticipates that it will need substantial additional funding in connection with its continuing operations.

Until F-star can generate a sufficient amount of revenue from the commercialization of its product candidates, if ever, it expects to finance its incremental cash needs through a combination of equity offerings, debt financings, working capital lines of credit, potential licenses and collaboration agreements. Additional working capital may not be available on commercially reasonable terms, if at all. If F-star is unable to raise additional capital in sufficient amounts or on terms acceptable to F-star, it may have to significantly delay, reduce or discontinue the development or commercialization of one or more of its product candidates. If F-star raises additional funds through the issuance of additional debt or equity securities, it could result in dilution to its existing shareholders increased fixed payment obligations and the existence of securities with rights that may be senior to those of its ordinary shares If F-star incurs indebtedness, F-star could become subject to covenants that would restrict its operations and potentially impair its competitiveness, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact F-star’s ability to conduct its business. Additionally, any future collaborations F-star enters into with third parties may provide capital in the near term but limit F-star’s potential cash flow and revenue in the future. Any of the foregoing could have a material adverse effect on F-star’s business, financial condition and results of operations.

Since its inception, F-star has incurred significant losses. F-star has an accumulated deficit of £26.8 million through June 30, 2020 and an accumulated deficit of £16.9 million for the year ended December 31, 2019. F-star expects to incur substantial additional losses in the future as it conducts and expands its research and development activities.

F-star may seek to fund its operations through public equity or private equity or debt financings, as well as other sources. However, F-star may be unable to raise additional working capital, or if it is able to raise additional working capital, it may be unable to do so on commercially favorable terms. F-star’s failure to raise capital or enter into such other arrangements if and when needed would have a negative impact on its business, results of operations and financial condition and its ability to continue to develop its product candidates.

Concurrently with the execution of the Exchange Agreement on July 29, 2020, certain existing investors of F-star, pursuant to binding equity commitment letters by and between each investor and F-star, agreed to subscribe for ordinary shares of F-star in a private placement as of immediately prior to the Closing (the “Pre-Closing Financing”). In addition, F-star plans to seek equity financing from new investors as part of the “Pre-Closing Financing”. As of October 16, 2020, F-star had received commitments from investors to purchase $15 million of ordinary shares of F-star in the Pre-Closing Financing, and F-star may continue to seek additional commitments in the Pre-Closing Financing until 11:59 p.m., Eastern time on the 10th day prior to the Special Meeting. The closing of the Exchange would provide access to the existing cash deposits of Spring Bank as well as expected additional equity financing to be raised by F-star in the Pre-Closing Financing.

As of June 30, 2020, and December 31, 2019, F-star had consolidated cash of £2.2 million and £3.7 million, respectively. As of August 28, 2020, the date of approval of the consolidated financial statements for the period ended June 30, 2020 and the year ended December 31, 2019 and not taking into account any proceeds raised in the Pre-Closing Financing, F-star does not expect its cash deposits will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months. These conditions raise substantial doubt about F-star’s ability to continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

Liquidity and Capital Resources

Cash Flows

The following tables summarize the Entities’ cash flows for each of the periods presented:

F-star Therapeutics Limited (“F-star”)

Cash Flow for the Six Month Periods Ended June 30, 2020 and 2019

	Six Month Period June 30,
	2020	2019
	(thousands)
Net cash used in operating activities	(£1,728)	(£3,683)
Net cash generated from investing activities	8	4,095
Net cash generated from/ (used in) financing activities	174	(89)
Cash and cash equivalents	£2,155	£6,773

The 2019 amount relates to F-star Delta only to May 6, 2019, then all F-star Group Entities from May 7, 2019 to June 30, 2019.

Cash Flow for the Years Ended December 31, 2019, 2018 and 2017

	Year Ended December 31,
	2019	2018	2017
	(thousands)
Net cash (used in)/ generated from operating activities	(£16,557)	£12,298	£13,627
Net cash generated from/ (used in) investing activities	4,105	(9,620)	(9,847)
Net cash generated from financing activities	9,733	—	—
Cash and cash equivalents	£3,736	£6,458	£3,780

The 2019 amount relates to F-star Delta only to May 6, 2019, then all F-star Group Entities from May 7, 2019 to December 31, 2019. 2018 and 2017 amounts relate to F-star Delta only.

Cash Flow for the Period Ended May 6, 2019 and the years ended December 31, 2018 and 2017

F-star Biotechnologische Forschungs-und Entwicklungsges.m.b.H. (“F-star GmbH”)

The following summarizes the results of F-star GmbH’s cash flows for the period ended May 6, 2019, and the years ended December 31, 2018 and 2017.

	Period Ended May 6,	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Net cash flows (used in) / generated from operating activities	(€2,253)	€6,680	(€273)
Net cash flows generated from/ (used in) investing activities	127	(7,518)	(4,217)
Net cash flows generated from/ (used in) financing activities	844	(217)	2,079
Cash and cash equivalents	€849	€2,053	€3,133

F-star Beta Limited (“F-star Beta”)

The following summarizes the results of F-star Beta’s cash flows for the period ended May 6, 2019, and the years ended December 31, 2018 and 2017

	Period Ended May 6,	Year Ended December 31,
	2019	2018	2017
(in thousands)	(in thousands)
Net cash used in operating activities	(£4,621)	(£720)	(£2,959)
Net cash used in investing activities	50	(1,462)	—
Net cash (used in)/ generated from financing activities	(123)	5,981	2,667
Cash and cash equivalents	£915	£5,709	£1,910

Operating Activities

F-star Therapeutics Limited

During the six month period ended June 30, 2020, operating activities used cash of £1.7 million, resulting from F-star’s net loss of £14.0 million, share-based payment expense of £0.9 million, net finance cost of £0.4 million, net exchange loss of £1.3 million, amortization of intangible assets of £0.8 million, depreciation expense on tangible fixed of assets of £0.5 million, £1.5 million of fair value losses on financial liabilities through the profit and loss, £7.0 million corporation tax received offset by £0.7 million increase in trade and other receivables, £0.7 million increase in trade and other payables.

During the six month period ended June 30, 2019, operating activities used cash of £3.7 million, resulting from F-star’s net loss of £10.9 million, share-based payment expense of £1.0 million, net exchange loss of £0.2 million, amortization of intangible assets of £0.8 million, depreciation expense on tangible fixed of assets of £0.2 million, loss on disposal of intangible assets of £4.0 million, impairment of intangible assets of £1.8 million, increase in trade payables of £5.4 million, and £8.6 million from proceeds from the sale of intangible assets, offset by £9.5 million decrease in trade and other receivables and £4.7 million decrease in deferred revenue.

During the year ended December 31, 2019, operating activities used cash of £16.6 million, resulting from F-star’s net loss of £42.0 million, share-based payment expense of £2.1 million, net exchange gains of £0.2 million, amortization of intangible assets of £1.7 million, depreciation expense on tangible fixed of assets of £0.7 million, loss on disposal of intangible assets of £4.0 million, impairment of intangible assets of £6.6 million, impairment of goodwill of £0.3 million, fair value losses on financial liabilities through profit and loss of £1.1 million, increase in trade payables of £4.4 million, and £8.6 million from proceeds from the sale of intangible assets, £0.2 million decrease in trade and other receivables, and corporation tax received of £0.6 million, offset by a £4.9 million decrease in deferred revenue and a net exchange gain of £0.2 million.

F-star (Formerly F-star Delta)

During the year ended December 31, 2018, operating activities generated cash of £12.3 million, resulting from F-star Delta’s net profit of £15.9 million, depreciation expense on tangible fixed of assets of £1.1 million, increase in trade payables of £0.2 million, £0.4 million decrease in trade and other receivables, offset by £0.9 million on adoption of a new accounting standard (“IFRS 15”), and £0.5 million of corporation tax paid.

During the year ended December 31, 2017, operating activities generated cash of £13.6 million, resulting from F-star Delta’s net profit of £4.1 million, depreciation expense on tangible fixed of assets of £0.4 million, decrease in trade payables of £1.3 million, £8.5 million decrease in deferred revenue, offset by £0.7 million increase in trade and other receivables.

F-star GmbH

During the period ended May 6, 2019, operating activities used cash of €2.3 million, resulting from F-star GmbH’s net profit of €1.4 million, decrease in deferred income of €3.6 million, an increase in trade and other receivables of €1.9 million, foreign exchange gains of €0.2 million, off-set by an increase in trade payables of €1.5 million, depreciation and amortization of €0.5 million and a share based payment charge of €30 thousand.

During the year ended December 31, 2018, operating activities generated cash of €6.7 million, resulting from F-star GmbH’s net profit of €1.3 million, adoption of IFRS 15 of €7.0 million, €9.0 million deferred revenue increase, non-cash depreciation and amortization charges of €0.8 million, an increase in trade receivables of €0.4 million, an increase in accounts payable of €0.4 million and corporation tax receivable of €0.6 million.

During the year ended December 31, 2017, operating activities used €0.3 million of cash, resulting from F-star GmbH’s net loss of €0.1 million, corporation tax paid of €0.3 million, an increase in accounts receivable of €1.1 million, offset by non-cash depreciation and amortization of €0.6 million and an increase in accounts payable of €0.3 million.

F-star Beta

During the period ended May 6, 2019, operating activities used cash of £4.7 million, resulting from F-star Beta’s net loss of £0.1 million, decrease in deferred income of £6.0 million, an increase in trade and other receivables of £0.4 million, off-set by an increase in trade payables of £1.1 million, finance costs of £0.1 million and a share-based payment charge of £0.7 million.

During the year ended December 31, 2018, operating activities used £0.7 million of cash, resulting from F-star Beta’s loss of £1.9 million, a transitional adjustment of £9.3 million to deferred revenue on the adoption of IFRS 15 by F-star Beta, offset primarily by an increase in deferred income of £6.4 million, an increase in accounts payable of £0.6 million, a write off of intangible assets of £0.9 million due to the renegotiation of contracts between F-star Delta and F-star Beta which contract descriptions are included elsewhere in this proxy statement/prospectus, and the subsequent derecognizing of an intangible asset, a corporation tax refund received of £2.3 million due to tax credits on research and development expenditure, £0.1 million adjustment to finance costs, and a £30 thousand adjustment for share-based payments and amortization, and a decrease in receivables by £0.1 million.

During the year ended December 31, 2017, operating activities used £3.0 million of cash, resulting from F-star Beta’s loss of £0.5 million, adjustments for share-based expense of £0.1 million, finance costs of £0.1 million, an increase of accounts payable of £0.5 million, offset by a £0.3 million increase in receivables and a £2.9 million decrease in deferred income.

Investing Activities

F-star (Formerly F-star Delta)

During the six month periods ended June 30, 2020 and 2019, cash was generated of £8 thousand from interest received, and £4.2 million was acquired from the acquisition of subsidiaries offset by £0.1 million of payments to acquire intangible assets, respectively.

During the year ended December 31, 2019, net cash generated of £4.1 million was primarily from £4.2 million of cash acquired in business combinations offset by £0.1 million of payments to acquire intangible assets.

During the years ended December 31, 2018 and 2017 investing activities were payments to acquire intangible assets of £9.6 million, and payments to acquire intangible assets of £9.8 million, respectively

F-star GmbH

During the period ended May 6, 2019, net cash generated of €0.1 million from investing activities from proceeds from interest received.

During the years ended December 31, 2018 and 2017 F-star GmbH used €7.5 million and €4.2 million, respectively, of cash in investing activities which consisted of purchases of plant, property and equipment of €0.8 million and €1.0 million respectively, loans issued of €6.9 million to F-star Beta (€2.3 million was repaid by F-star Beta and €5.6 million additional loans issued to F-star Beta) respectively, offset by interest received of €0.1 million and €0.1 million, respectively. In the year ended December 31, 2017, €0.1 million was received from the proceeds from sale of assets, and €0.1 million was paid to acquire assets.

F-star Beta

During the period ended May 6, 2019, F-star Beta used cash of £50.0 thousand in investing activities to acquire intangible assets (patents).

During the years ended December 31, 2018 and 2017, F-star Beta used £1.5 million and £Nil, respectively, of cash in investing activities to acquire intangible assets from Iontas of £0.5 million, and £1.0 million from Kymab.

Financing Activities

F-star

During the six month period ended June 30, 2020 net cash generated of £0.2 million was due to £0.4 million proceeds from the convertible debt, off-set by principal elements of lease payments of £0.2 million.

During the six month period ended June 30, 2019 net cash used of £0.1 million was primarily due to £0.1 million of principal elements of lease payments.

During the year ended December 31, 2019, net cash generated of £9.7 million was due primarily to £10.1 million proceeds from the convertible debt, off-set by principal elements of lease payments of £0.3 million.

F-star GmbH

During the period ended May 6, 2019, net cash generated of €0.9 million due to €1.2 million proceeds from loans, off-set by interest paid classified as financing of €0.1 million and lease payments of €0.2 million.

During the years ended December 31, 2018 and 2017, net cash provided by financing activities was €0.2 million generated and €2.1 million used, respectively, in each case consisting of payments of interest paid classified as financing of €0.2 million and €0.2 million, respectively, and in 2017 proceeds from loans of €2.4 million, offset by €0.1 million of loan repayments.

F-star Beta

During the period ended May 6, 2019, net cash generated of £0.1 million due to interest paid of £0.1 million.

During the years ended December 31, 2018 and 2017, net cash provided by financing activities was £6.0 million and £2.7 million, respectively, in each case consisting of £6.1 million and £4.8 million in loans issued to related parties and £2 million in cash receipts from loan payments, respectively, offset by interest expense of £0.1 million and £0.1 million, respectively.

Contractual Obligations and Commitments

F-star

As at December 31, 2019

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Contract manufacturing organization	£735	£735	£—	£—	£—
Finance lease obligations	505	465	40	—	—
Convertible notes held under FVTPL	10,838	10,838	—	—	—

Total contractual obligations and commitments	£12,078	£12,038	£40	£—	£—

As of December 31, 2019, F-star has contracted commitments with a contract manufacturing organization (“CMO”) as of December 31, 2019 amounting to £0.7 million (2018 and 2017: £nil) for activities that are ongoing or are scheduled to start within 3 to 9 months of the date of the statement of financial position. Under the terms of the agreement with the CMO, the group is committed to pay for some activities if they are cancelled up to 3 to 9 months prior to the star date of the activity.

The finance lease obligations relate to offices and laboratories in Cambridge, United Kingdom.

F-star has convertible loan notes held under FVTPL See Note 21 in F-star audited financial statements for the year ended December 31, 2019 for full details. On July 14, 2020, the convertible notes were modified by extending the expiry date from September 19, 2020 to January 31, 2021. Refer to Note 13 in the F-star unaudited condensed consolidated financial statements as of June 30, 2020 included elsewhere in this proxy statement/prospectus.

F-star operates a bonus plan for its qualifying employees. The plan is settled in cash and is subject to certain financial targets. At December 31, 2019 management does not consider it probable that the financial targets will be met in the foreseeable future. The maximum liability payable under the bonus plan is £1.3 million.

F-star had no significant capital expenditure contracted for, but not recognized as a liability at December 31, 2019 (2018 and 2017: £nil).

F-star adopted IFRS 16 on May 7, 2019, and all leases relating to the offices and laboratories have been brought onto the statement of financial position on that date.

F-star had no significant capital expenditure contracted for, but not recognized as a liability at December 31, 2019 (2018 and 2017: £nil).

As at May 6, 2019

F-star GmbH

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Balance outstanding between F-star GmbH and F-star Alpha	€9,056	€9,056	€—	€—	€—
Finance lease obligations	985	563	422	—	—

Total contractual obligations and commitments	€10,041	€9,619	€422	€—	€—

The finance lease obligations relate to office buildings and laboratories in Cambridge, United Kingdom.

F-star GmbH adopted IFRS 16 on January 1, 2019, and all leases relating to the offices and laboratories have been brought onto the statement of financial position on that date.

As at May 6, 2019

F-star Beta

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Annual fee payable to Iontas Limited	£500	£50	£100	£100	£250
Loan payable by F-star Beta to F-star GmbH	10,048	10,048	—	—	—
Contracts Manufacturing Organization commitment	7,900	7,900	—	—	—

Total commitments	£18,448	£17,998	£100	£100	£250

F-star Beta has contracted commitments with a contract manufacturing organization at May 6, 2019 of £7.9 million for activities that are ongoing or are scheduled to start within 3 or 6 months of the statement of financial position date. Under the terms of the agreement with the manufacturing organization F-star Beta is committed to pay for some activities if they are cancelled up to 3 or 6 months prior to the start date of the activity. F-star Beta has no other obligations under non-cancellable operating leases nor significant capital expenditure contracted for, but not recognized as a liability. Pursuant to the Iontas Agreement, F-star Beta is obligated to pay an annual recurring license fee of £50,000.

Critical Accounting Policies and Estimates

F-star (Formerly F-star Delta)

This management discussion and analysis of financial condition and results of operations is based on F-star’s consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires F-star to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, F-star evaluates these estimates and judgments. F-star bases its estimates on historical experience and on various assumptions that F-star believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates. F-star believes that the accounting policies discussed below are critical to understanding F-star’s historical and future performance, as these policies relate to the more significant areas involving its judgments and estimates. See Note 2 to the audited financial statements of F-star.

Accounting Acquirer

In accordance with IFRS 3, management determined that the accounting acquirer of the F-star group entities is F-star Delta as the former shareholding F-star Delta was exchanged for the largest proportion of shares in the combined company, and the fair value of the assets of F-star Delta is the largest of the entities involved in this transaction. Further, F-star was not deemed substantive as it was created solely for the purpose of effecting the Corporate Reorgnization.

Management concluded that in accordance with the guidance above, as the former shareholders of F-star Delta received the largest proportion of voting interests in the combined company, F-star Delta is considered the accounting acquirer.

The determination of whether a transaction results in the acquisition of a business or an asset can be judgmental. Management considered a number of factors to determine whether the acquisition of F-star GmbH, F-star Alpha and F-star Beta should each be accounted for as a business combination in accordance with IFRS 3 Business Combinations or an asset acquisition in accordance with IFRS 2 Share-Based Payments. The current definition of a business from IFRS 3 states that “a business consists of inputs and processes applied to the inputs that have the ability to create outputs”.

These judgments were based on the following considerations for each entity:

•

F-star Alpha—holds the intellectual property rights for one early stage clinical molecule, which is not currently being developed. It has no income streams, other than interest income earned on loans to other F-star group entities. F-star Alpha does not employ an organized workforce and does not currently utilize one via any contractual arrangements. In the absence of processes and the ability to generate outputs, the acquisition of F-star Alpha was deemed by management to be an asset acquisition

•

F-star Beta—holds the intellectual property rights for several early discovery stage assets and two preclinical assets. Although F-star Beta does not employ its own workforce it has a contracted right to access the workforce of F-star GmbH or the ability to contract with other workforces and has the ability to create outputs via partnering or collaboration arrangements and so was deemed to be a business by management.

•

F-star GmbH—holds the intellectual property rights for several non-immuno-oncology assets that are being developed under a collaboration agreement with a partner. F-star GmbH employs its own workforce and the ability to create outputs and as such was deemed a business by management.

The consideration for the acquisitions of F-star Alpha, F-star Beta, F-star Delta and F-star GmbH was entirely in the form of issued share capital of F-star. In order to determine the value of the consideration, the fair value of the issued equity or asset acquired in each transaction was determined and was deemed to be equal to the fair value of the consideration paid for the issued equity or asset. See Notes 4 and 27 of the audited financial statements of F-star for the year ended December 31, 2019, for the valuation of the issued equity or assets acquired, and management’s estimates and judgments.

Collaboration Revenues

F-star’s revenues are generated primarily through collaborative arrangements and license agreements with two pharmaceutical companies. The terms of these arrangements may include (i) performing research and development services with the goal of identifying compounds for further development and commercialization, (ii) options to obtain additional research and development services or licenses for additional targets, or to optimize product candidates, upon the payment of option fees, or (iii) the transfer of intellectual property rights (licenses).

The terms of these arrangements typically include payment to F-star of one or more of the following: non-refundable upfront license fees; payments for research and development services; fees upon the exercise of options to obtain additional services or licenses; payments based upon the achievement of defined collaboration objectives; future regulatory and sales-based milestone payments; and royalties on net sales of future products.

F-star recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

F-star performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, F-star satisfies the performance obligations. F-star only applies the five-step model to contracts when it is probable that it will collect substantially all of the consideration it is entitled to in exchange for the goods or services it transfers to the customer. As part of the accounting for these arrangements, F-star management must make significant judgments, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each performance obligation.

F-star assesses the goods or services promised within the contract and determine those that are performance obligations. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. F-star assesses if these options provide a material right to the customer and if so, they are considered performance obligations.

Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer. The promised goods or services in F-star’s contracts with customers primarily consist of license rights to its intellectual property for research and development, research and development services, and options to acquire additional research and development services or options to obtain additional licenses, such as a commercialization license for a potential product candidate. Promised goods or services are considered distinct when: (i) the customer can benefit from the good or service on its own or together with other readily available resources, and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, F-star considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on their own and whether the required expertise is readily available. In addition, F-star considers whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises.

F-star estimates the transaction price based on the amount of consideration F-star expects to receive for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that includes variable consideration, F-star evaluates the amount of the potential payments and the likelihood that the payments will be received. F-star utilizes either the most likely amount method or expected value method to estimate variable consideration to include in the transaction price based on which method better predicts the amount of consideration expected to be received. The amount included in the transaction price is constrained to the amount for which it is highly probable that a significant reversal of cumulative revenue recognized will not occur. At the end of each subsequent reporting period, F-star re-evaluates the estimated variable consideration included in the transaction price and any related constraint, and if necessary, adjusts F-star’s estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis in the period of adjustment.

After determining the transaction price, F-star allocates it to the identified performance obligations based on the estimated standalone selling prices. F-star must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. F-star utilizes key assumptions to determine the standalone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction, probabilities of technical and regulatory success and the estimated costs. Certain variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated to each performance obligation are consistent with the amounts F-star would expect to receive for each performance obligation.

F-star then recognizes as revenue in the amount of the transaction price that is allocated to the respective performance obligation when (or as) each performance obligation is satisfied at a point in time or over time, and if over time based on the use of an output or input method.

Licenses of Intellectual Property: If a license to F-star’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, F-star recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are combined with other promises, such as research and development services and a research license, F-star utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. F-star evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, are subject to estimates by management and may change over the course of the research and development and licensing agreement.

Research and Development Services: The promises under F-star’s collaboration agreements may include research and development services to be performed by F-star on behalf of the partner. Payments or reimbursements resulting from its research and development efforts are recognized as the services are performed and presented on a gross basis because F-star is the principal for such efforts.

Customer Options: F-star evaluates customer options to obtain additional items (i.e., additional license rights) for material rights, or options to acquire additional goods or services for free or at a discount. Optional future services that reflect their standalone selling prices do not provide the customer with a material right and, therefore, are not considered performance obligations and are accounted for as separate contracts. If optional future services reflect a significant or incremental discount, they are material rights, and are accounted for as performance obligations. F-star allocates the transaction price to material rights based on the relative standalone selling price, which is determined based on the identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised or expires.

Milestone Payments: F-star’s collaboration agreements may include development and regulatory milestones. F-star evaluates whether the milestones are considered highly probable of being reached and estimate the amounts to be included in the transaction price using the most likely amount method. F-star evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within F-star’s control or the licensee’s control, such as marketing approvals, are not considered highly probable of being achieved until those approvals are received. At the end of each reporting period, F-star re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts the estimate of the overall.

Goodwill

In accordance with IFRS, management used its judgement to allocate the goodwill to each cash generating unit (“CGU”) representing the lowest level at which goodwill is monitored for internal management purposes, which was determined to be each drug development asset. Goodwill arises as a result of the intellectual input from the workforce and reflects an additional amount that a buyer would pay for the business as acquired as an established business with a highly skilled workforce.

In order to perform an impairment review of goodwill, the goodwill balance relating to each subsidiary acquisition is allocated to CGUs that correspond to the intangible assets acquired (See Note 27 of F-star audited financial statements for the year ended December 31, 2019). Goodwill is allocated on a pro-rata basis, using the fair value on acquisition of the intangible assets acquired.

Impairment of Intangible Assets

Management assesses whether acquired intangible assets have suffered any impairment annually at each reporting date. For the years ended December 31, 2019 and 2018 the recoverable amount of these assets was determined based on value-in-use and fair value less cost of disposal calculations, which requires the use of assumptions and estimates. For assets that are not the subject of partnering agreements the calculations include a cost approach, which utilized net amount invested with a return on investment commensurate with the achievement of certain value inflection events. For partnered assets the calculations include cash flow projections based on financial budgets approved by management covering a three-year period.

Cash flows beyond the three-year period are forecasted using published transition probabilities for development of biological therapeutic molecules, expected clinical study design based upon the clinical development strategy for the pipeline assets and industry analyst sales and gross margin projections for similar molecules in the same target indications.

In the year ended December 31, 2019, due to strategic changes in the asset development plans, a combination of discounted cash flow and cost approach methodologies (employing a return on investment model) have been used to assess the value-in-use and fair value less cost of disposal for intangible assets. The valuation methodology for FS118 and FS131 changed from discounted cash flow in the year ended December 31, 2018 to a cost approach methodology for the year ended December 31, 2019 due to a change from partnered development to a wholly owned asset during the year ended December 31, 2019.

See Notes 4.7 and 4.8 in the audited financial statements of F-star for the year ended December 31, 2019, for the key assumptions management made with regards to the discount factors used in the value-in-use calculations, and the recoverable amount if this key assumption was to change for partnered and non-partnered assets.

The other assumptions used in the estimation of the recoverable amount are as set out below:

•	The values assigned to the assumptions represented management’s assessment of the future trends in the relevant industry and have been based on historical data from both external and internal sources.

•	The discount rate which has been estimated based on cost of equity and cost of debt.

•	The cash flow projections included specific development estimates including cost of sales, cost of research & development, probability of success and amount and timing of projected future revenue.

The recoverable amount would equal the carrying amount if a negative inflection event of 45% were to have occurred in the year ended December 31, 2019. There is no reasonably possible movement in obsolescence that could result in an impairment.

Management has determined the values assigned to each of the above key assumptions as follows:

•

Obsolescence factor (Investment) which relates to the cost incurred on an asset in a given year which has been discounted for an estimate of non-productive spend in that year (i.e., expenditure which has not been deemed to have increased the value of the asset). Management assessed this by examining all activities carried out in each year and determining the productivity of each activity.

•

Value inflection events (CMC). These are events that would result in an increase or decrease of the value of an asset. Publicly traded comparable companies were identified that experienced similar events and the equity value was calculated one-day prior to the associated news release, as well as one-day, five-days, 10-days and 30-days post news release to measure the increase or decrease in value. To appropriately manufacture a pharmaceutical or biologic specific manufacturing processes, product characteristics, and product testing must be defined in order to ensure that the product is safe, effective and consistent between batches. These activities are known as ‘CMC’, chemistry, manufacturing, and control.

The table below lists the assets acquired on consolidation from F-star GmbH and F-star Beta, the type of asset acquired, and the methodology used to estimate the fair value at the date of acquisition.

The settlement of pre-existing rights and contracts between the acquired entities and F-star Delta did not result in any settlement gains or losses, but resulted in the addition of intangible assets (see Note 14 of the audited financial statements of F-star for the year ended December 31, 2019) in addition to the assets acquired with F-star Beta and F-star GmbH as listed below.

F-star Beta

Asset	Asset Type	Method used to estimate recoverability
FS21	Partnered asset	NPV of probability—adjusted future cash flows
FS120	Non-partnered assets	Cost approach
FS222	Non-partnered assets	Cost approach

F-star GmbH

Asset	Asset Type	Method used to estimate recoverability
Partnered Neuroscience assets	Partnered asset	NPV of probability—adjusted future cash flows

Intangible Assets

In the year ended December 31, 2018, F-star Delta acquired intangible assets that consist of intellectual property rights from a third party that have been sub-licensed to its one external customer; therefore, these have been included in the consolidated financial statements on a carry-over basis. Management estimates the useful life of each asset to be the life of the underlying patents that relate to each asset. However, the actual economic life may be longer than estimated due to potential regional patent term extensions, which are currently unknown.

Costs Related to Collaborative Arrangements

F-star is an early stage biotechnology company which earns revenues through license and collaboration agreements with two external partners, Denali, and Merck. Costs related to collaborative agreements include all costs incurred which are directly attributable to the research and development activities which generate revenue under these agreements. Where revenue includes the license of perpetual, exclusive intellectual property rights for in-process research and development that has been capitalized, an appropriate amount is charged to the consolidated statement of comprehensive income, based on an allocation of cost or value of the rights that have been licensed, which corresponds to the amount of the intangible asset derecognized from the balance sheet. Cost related to collaborative agreements also include FTE costs and external R&D costs (for subcontracted research and development activities), that have directly derived revenue, and amortization of capitalized intellectual property rights that have been acquired for the purpose of fulfilling the group’s obligations under its License and Collaboration agreements. Management judgement is required to estimate the costs that are allocated between costs related to collaborative agreements, and R&D costs.

Convertible Loan Notes

The inputs into the fair value calculations of the convertible notes are classified as level 3 fair values in the fair value hierarchy due to the use of unobservable inputs, including own credit risk.

The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3)

The group’s finance team performs valuations of financial items for financial reporting purposes, including Level 3 fair values, in consultation with third party valuation specialists for complex valuations. Valuation techniques are selected based on the characteristics of each instrument, with the overall objective of maximizing the use of market-based information. The finance team reports directly to the chief financial officer (CFO) and any significant fair value changes at each reporting date are discussed with the CFO.

The initial fair value of the convertible notes designated at FVTPL has been determined by management as the transaction price, as this is deemed to be at arm’s length in accordance with the guidance set out in IFRS 13. In determining the fair value on subsequent measurement, management uses its judgment to estimate the probability of the manner in which the group will raise additional funding in the future, which in turn determines the conversion price and value of the derivative embedded in the convertible notes. Fair value was determined using a weighted average percentage probability of various possible scenarios. The key assumption in calculating the fair value of the embedded derivative as at December 31, 2019 was the probability of securing Series B financing of 90% with the balance of probability allocated to no funding and redemption on expiry (in which case the value of the derivative is zero).

The fair value of the embedded derivative if the key assumption were to change by 10% whilst all other assumptions remain constant would be as follows:

Increase probability by 10%:	£0.4 million
Decrease probability by 10%:	(£0.4) million

Share Based Payments

F-star, the parent company of the group, operates an equity-settled, share-based compensation plan, under which it issues equity instruments (share options) of the parent company to employees, consultants, and board members of the group. The fair value of the services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any service and non-market performance vesting conditions.

Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each reporting period, the group revises its estimate of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statements of comprehensive income, with a corresponding adjustment to equity. The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model.

There are several subjective inputs into the calculation of the charge, the most significant of which is the share price on the date of grant. As an unlisted company this is subject to a significant degree of estimation uncertainty. Management estimates the share price by engaging an independent valuation firm to assess the fair value of the total equity of the group at the date of grant. This is done by valuing the assets and liabilities of the group on either a cost approach or by modelling of the net present value of the future discounted cash flows, depending on whether the asset is being developed by the group with intention to sell or developed under a collaboration agreement with the intention to receive future milestone and royalty payments.

F-star GmbH

While F-star GmbH’s significant accounting policies are described in more detail in Note 2 of the consolidated financial statements of F-star GmbH appearing at the end of this prospectus, F-star believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of F-star GmbH’s consolidated financial statements:

Revenue Recognition

F-star GmbH’s revenues are generated through its collaborative arrangement with one external collaborator and provision of intellectual property licenses and R&D services to one related party.

The terms of the arrangement with the external collaborator include performing R&D services and the grant of intellectual property rights. In exchange for the initial grant of intellectual property rights and R&D services, F-star GmbH has received non-refundable upfront license payments and is eligible to receive variable consideration in the form of milestone payments that are based on the achievement of defined collaboration objectives.

On inception of a new contract, management identifies performance obligations and consider if these performance obligations are distinct. Performance obligations are promised services in a contract to transfer a distinct service to the customer. Promised services are considered distinct when: (i) the customer can benefit from the service on its own or together with other readily available resources, and (ii) the promised service is separately identifiable from other promises in the contract. In assessing whether promised services are distinct, management considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on their own and whether the required expertise is readily available. In addition, management considers whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises.

For customer options to acquire intellectual property rights, management assesses if the optional future services are offered at the standalone selling price. If this is the case, then the option is not deemed to provide the customer with a material right and is not considered to be a separate performance obligation. In determining the standalone selling price management consider factors such as identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until the option is exercised or expires, whichever is earliest.

Management estimates the transaction price based on the amount of consideration that the F-star GmbH expects to receive for transferring the promised services in the contract and allocates the transaction price to each performance obligation based upon management’s estimate of the standalone selling price. Management must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. Management utilizes key assumptions to determine the standalone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction, probabilities of technical and regulatory success and the estimated costs. Certain variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated to each performance obligation are consistent with the amounts the F-star GmbH would expect to receive for each performance obligation.

For variable consideration, F-star GmbH assesses the likelihood that a significant reversal of cumulative revenue will not occur, and amounts are recognized only if it is deemed to be highly probable that reversal will not occur. The Group utilizes either the most likely amount method or expected value method to estimate variable consideration to include in the transaction price based on which method better predicts the amount of consideration expected to be received. For milestone payments the revenue is recognized when the conditions stated in the contract for achievement of the milestone becomes probable. When R&D services income, license fees and milestone income are recognized over time, with resource expended to date as a measure of progress of the performance obligations identified in the contract for the following reasons:

•	each performance obligation contains multiple deliverables; and

•	resource expended has been assessed as the most accurate method of measuring progress towards completion of each performance obligation.

Impairment of Intangible Assets and Property, Plant and Equipment

At the date of the consolidated statement of financial position, management reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss.

For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGUs”). The recoverable amount is the higher of fair value less cost of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as part of operating expenses immediately.

F-star Beta

While F-star Beta’s significant accounting policies are described in more detail in Note 1 of the financial statements of F-star Beta appearing at the end of this prospectus, F-star believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of F-star Beta’s financial statements.

Revenue Recognition

F-star Beta’s revenues are generated through its intellectual property licensing and service arrangements with one external customer and the provision of intellectual property licenses and research and development (“R&D”) services to one related party. The terms of the arrangement with the external customer include the performance of R&D services, the grant of intellectual property rights and the option to acquire further intellectual property rights. In exchange for the initial grant of intellectual property rights and R&D services F-star received a non-refundable upfront license payment and will receive variable consideration in the form of milestone payments that are based on the achievement of defined collaboration objectives.

On inception of a new contract management identifies performance obligations and consider if these performance obligations are distinct. Performance obligations are promised services in a contract to transfer a distinct service to the customer. Promised services are considered distinct when: (i) the customer can benefit from the service on its own or together with other readily available resources, and (ii) the promised service is separately identifiable from other promises in the contract. In assessing whether promised services are distinct, management considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on their own and whether the required expertise is readily available. In addition, management considers whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises.

For customer options to acquire intellectual property rights, management assesses if the optional future services are offered at the standalone selling price. If this is the case, then the option is not deemed to provide the customer with a material right and is not considered to be a separate performance obligation. In determining the standalone selling price management consider factors such as identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until the option is exercised or expires, whichever is earliest.

Management estimates the transaction price based on the amount of consideration F-star expects to receive for transferring the promised services in the contract and allocates the transaction price to each performance obligation based upon management’s estimate of the standalone selling price. Management must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. Management utilizes key assumptions to determine the standalone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction, probabilities of technical and regulatory success and the estimated costs. Certain variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated to each performance obligation are consistent with the amounts F-star would expect to receive for each performance obligation.

For variable consideration, F-star management assesses the likelihood that a significant reversal of cumulative revenue will not occur, and amounts are recognized only if it is deemed to be highly probable that reversal will not occur. F-star utilizes either the most likely amount method or expected value method to estimate variable consideration to include in the transaction price based on which method better predicts the amount of consideration expected to be received.

For arrangements that include sales-based royalties and sales-based milestones and in which the license is deemed to be the predominant item to which the royalties relate, F-star recognizes royalty revenue upon the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

For R&D services, the customer pays the fixed amount based on a payment schedule. If the services rendered by F-star Beta exceed the payment received, a contract asset is recognized. If the payments exceed the services rendered, a contract liability (deferred revenue) is recognized.

For milestone payments the revenue is recognized when the conditions stated in the contract for achievement of the milestone becomes probable. When R&D services income, license fees and milestone income are recognized over time, resource expended to date is used as the measure of progress of the performance obligations identified in the contract for the following reasons:

•	each performance obligation contains multiple deliverables; and

•	resource expended has been assessed as the most accurate method of measuring progress towards completion of each performance obligation.

Impairment of Intangible Assets

Management assesses whether acquired intangible assets have suffered any impairment at each reporting date, or sooner if there is an indication that the asset may be impaired. For the year ended December 31, 2019 the recoverable amount of these assets was determined based on value-in-use calculations or fair value less cost of disposal, which requires the use of assumptions and estimates and a cost approach, which utilized net amount invested with a return on investment commensurate with the achievement of certain value inflection events.

The same methodology was used to estimate the value-in-use or fair value less cost of disposal for each asset at December 31, 2019 as was used to calculate the fair value at the date of acquisition (as per the table in the previous section of this note).

Partnered Assets—Discounted Cash Flow Approach

In the current year, management have assessed reasonably possible changes for key assumptions included in the impairment model and have concluded that there are no instances that would impact the carrying value of the intangible assets as at December 31, 2019, with the exception of FS21, which was fully impaired during the year.

The key assumptions used in the value-in-use calculations for the year ended December 31, 2019 are as follows:

•	Discount factor: 13.0%

The key assumptions used in the estimation of the recoverable amount are as set out below:

•

The values assigned to the key assumptions represented management’s assessment of the future trends in the relevant industry and have been based on historical data from both external and internal sources.

•	The discount rate was estimated based on cost of equity and cost of debt.

The cash flow projections included specific development estimates including cost of sales, cost of R&D, probability of success and amount and timing of projected future revenue.

Non-Partnered Assets—Cost Approach

The key assumptions used in the fair value less costs of disposal calculations for the period ended December 31, 2019 are as follows:

Key assumption

	FS120	FS222
Obsolescence factor
2019 investment	0%	25%
2018 investment	50%	50%
2017 investment	80%	80%
Value inflection events
Candidate selection	3%	3%
Manufacturing process determined	12.5%	12.5%

The recoverable amount would equal the carrying amount if the key assumptions were to change as follows:

Product candidate FS120

The recoverable amount would equal the carrying amount if a negative inflection event of 61% or an increase in obsolescence to 70% were to have occurred in the year ended December 31, 2019.

Product candidate FS222

The recoverable amount would equal the carrying amount if a negative inflection event of 52% or an increase in obsolescence to 80% were to have occurred in the year ended December 31, 2019.

Off-Balance Sheet Arrangements

The F-star Group Entities did not have during the periods presented, and F-star does not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that have impacted, or may impact F-star in the future, financial position and results of operations of F-star, F-star GmbH and F-star Beta are disclosed in Note 2, the “New standards, amendments and IFRIC interpretations,” to each of the financial statements appearing at the end of this proxy statement/prospectus. Recently issued accounting pronouncements affecting F-star GmbH, F-star Beta and F-star are IFRS 9—Financial Instruments and IFRS 15—Revenue from Contracts with Customers. IFRS—16 Leases affects F-star GmbH and F-star only as F-star Beta has not entered into lease agreements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF F-STAR

F-star is exposed to market risks in the ordinary course of its business, which are principally limited to foreign currency exchange risk, and interest rate sensitivity.

Foreign Currency Exchange Risk

The functional currency of F-star and F-star Beta is the pound sterling while the functional currency of F-star GmbH is the euro. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net gain/(loss) for the respective periods. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive (loss)/income within ‘finance income or costs’. All other foreign exchange gains and losses are presented within ‘other gains’ in the consolidated statement of comprehensive (loss)/income, as incurred. F-star recorded a foreign exchange gain for the years ended December 31, 2019, 2018 and 2017 of £0.3 million, £0.2 million and £0.1 million, respectively. F-star GmbH recorded a foreign exchange gain for the period ended May 6, 2019 and foreign exchange losses for the years ended December 31, 2018 and 2017 of €0.6 million, €0.1 million and €0.3 million, respectively. F-star Beta for the year ended December 31, 2017 of £0.2 million. There were no foreign exchange gains or losses for F-star Beta recorded a foreign exchange gain for the period ended May 6, 2019 and the year ended December 31, 2018.

Interest Rate Sensitivity

As at June 30, 2020 and December 31, 2019, F-star had cash of £2.2 million and £3.7 million, respectively.

As of May 6, 2019, F-star GmbH and F-star Beta had cash of €0.8 million and £0.9 million, respectively. As of December 31, 2019, F-star had a cash balance of £3.7 million. F-star’s exposure to interest rate sensitivity is impacted by changes in LIBOR. Its loans to related parties are subject to interest based on the LIBOR.

As of December 31, 2019, for F-star, and May 6, 2019 for F-star GmbH and F-star Beta, debt is subject to interest rate risk.

MANAGEMENT FOLLOWING THE EXCHANGE

Executive Officers and Directors

Resignation of Current Executive Officers of Spring Bank

Pursuant to the Exchange Agreement, all of the current executive officers of Spring Bank will resign immediately prior to the completion of the Exchange.

Executive Officers and Directors of the Combined Company Following the Exchange

Spring Bank’s Board of Directors is currently composed of seven directors. Following the Exchange, the board of directors of the combined company will include a total of eight directors, three of whom will be current directors of Spring Bank and five of whom will be designated by F-star. The following table lists, as of as of September 30, 2020, the names, ages and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the Exchange:

Name	Age	Position
Executive Officers
Eliot Forster, Ph.D.	54	President, Chief Executive Officer and Director
Darlene Deptula-Hicks	63	Chief Financial Officer and Treasurer
Neil Brewis, Ph.D.	54	Chief Scientific Officer
Louis Kayitalire, M.D.	63	Chief Medical Officer

Non-Employee Directors
David Arkowitz	58	Director
Edward Benz, Jr., M.D	74	Director
Nessan Bermingham, Ph.D.	47	Director-Chairperson
Todd Brady, M.D., Ph.D.	49	Director
Pamela Klein, M.D.	58	Director
Patrick Krol	57	Director
Geoffrey Race	60	Director

Executive Officers

Eliot Forster, Ph.D. has served as F-star’s Chief Executive Officer since October 2018 and as a member of F-star’s Board of Directors since May 2019. Dr. Forster also serves on the boards of directors of F-star Alpha, F-star Beta, F-star Biotechnology, F-star Delta and F-star Therapeutics LLC, in each case from October 2018, and is the sole managing director for F-star GmbH since May 2019. From January 2015 to February 2018, Dr. Forster served as Chief Executive Officer of Immunocore Limited. Prior to that, he served as Chief Executive Officer of Creabilis S.A. (which was subsequently acquired by Sienna Biopharmaceuticals, Inc.) from May 2010 to January 2015. From May 2007 to May 2010, Dr. Forster served as Chief Executive Officer of Solace Pharmaceuticals Inc. Dr. Forster also served as Head of Development and Operations for the European Union and Asia at Pfizer Inc. from 1996 to 2007. Since June 2018, Dr. Forster has served as non-executive chairman of Avacta Group plc, which is publicly traded on the London Stock Exchange and since September 2020 has served as non-executive director of Immatics NV (NASDAQ IMTX). Dr. Forster is an Honorary Visiting Professor of the Pharmacology and Physiology Department at the University of Liverpool, an honorary professor at the University of Pavia (Italy) and a board member of the Office for Strategic Coordination of Health Research and the National Genomics Board. He holds a Ph.D. from University of Liverpool, an M.B.A. from Henley Management College, and a B.Sc. with honors from University of Liverpool. Dr. Forster is qualified to serve on the board of directors of the combined company due to his business and technical expertise, along with his strategic insight into F-star’s business as its current Chief Executive Officer.

Darlene Deptula-Hicks has served as F-star’s Chief Financial Officer since May 2019. Since January 2018, Ms. Deptula-Hicks has operated Crimson Advisors, a strategic and financial consulting services company, and has served as acting Chief Financial Officer for Northern Biologics, Inc. From May 2017 to January 2018, she served as Senior Vice President and Chief Financial Officer of T2 Biosystems, Inc., and from December 2014 to

February 2017, Ms. Deptula-Hicks was Senior Vice President and Chief Financial Officer of Pieris Pharmaceuticals, Inc. From 2012 until November 2014, she served as Vice President and Chief Financial Officer of Microline Surgical, Inc. Ms. Deptula-Hicks currently serves on the board of directors of Giner Life Sciences and previously served on the board of directors and as audit committee chair of Xentic Biosciences a publicly traded biotechnology company, US Falson, Inc. a privately held defense contractor, Technest Holdings, Inc. a publicly traded defense contracting company and, IMCOR Pharmaceuticals, a publicly traded biotechnology company. Ms. Deptula-Hicks received an M.B.A. from Rivier University and a B.S in Accounting from Southern New Hampshire University.

Neil Brewis, Ph.D. has served as F-star’s Chief Scientific Officer since November 2015. He also serves on the board of directors of F-star Therapeutics LLC. From 2007 to October 2015, Dr. Brewis served as Vice President, Head of Biopharmaceuticals Research at GlaxoSmithKline plc. Prior to that, Dr. Brewis served as Head of Research at Domantis Ltd. from 2002 to 2007, when the company was acquired by GlaxoSmithKline plc. Dr. Brewis is an Honorary Doctor of Science from Hertfordshire University. He received a Ph.D. in Biochemistry from Dundee University and a B.Sc. with honors in Applied Biology from Hertfordshire University.

Louis Kayitalire, M.D. Dr. Kayitalire brings over 20 years’ experience in oncology and immuno-oncology, joining F-star in June 2019 from Bristol-Myers Squibb where he was responsible for the clinical research strategy for broad development of oncology assets and advancing clinical research efforts with a team of medical directors from March 2016 to June 2019. Prior to that, Dr. Kayitalire held senior positions at major pharmaceutical companies including Celgene from September 2013 to March 2016. Dr. Kayitalire completed his medical training at Butare University, Rwanda and later as Assistant Professor in Oncology at the Paris XI University of France. He is an active member of the American Society of Clinical Oncology (ASCO) and the American Association for Cancer Research (AACR).

Non-Employee Directors

David Arkowitz has been a member of Spring Bank Board since January 2014. Since May 2018, Mr. Arkowitz has served as the Chief Financial Officer and Treasurer of Flexion Therapeutics, Inc., a biotechnology company. Prior to that, Mr. Arkowitz served from September 2013 to May 2018 as Chief Operating Officer and Chief Financial Officer of Visterra, Inc., which was acquired by Otsuka Pharmaceutical Co., Ltd., a biotechnology company. Prior to joining Visterra, he served from 2011 to 2013 as Chief Financial Officer and General Manager at Mascoma Corporation, which was acquired by Lallemand, Inc., a bioconversion company. From 2007 to 2011, Mr. Arkowitz was Executive Vice President, Chief Financial Officer and Chief Business Officer of AMAG Pharmaceuticals, a specialty pharmaceutical company. Prior to his tenure at AMAG, he served as Chief Financial Officer and Treasurer of Idenix Pharmaceuticals, Inc., which was acquired by Merck & Co. Inc., a biopharmaceutical company. Earlier in his career, he spent more than thirteen years at Merck & Co. Inc. including as Vice President and Controller of the U.S. Human Health division and as Controller of the Global Research and Development division. Mr. Arkowitz currently serves on the board of directors of Proteostasis Therapeutics, Inc., a publicly traded biotechnology company, and previously served on the board of directors of Aegerion Pharmaceuticals, Inc., also a publicly traded biotechnology company. Mr. Arkowitz has a BA in Mathematics from Brandeis University and an MBA in Finance from Columbia University Business School. Mr. Arkowitz is qualified to serve on the board of directors of the combined company because he brings more than 20 years of finance and operations leadership experience in the healthcare, life sciences and biotechnology industries.

Todd Brady, M.D., Ph.D. has been a member of Spring Bank Board since July 2016. He currently serves as Chief Executive Officer, President, and Director of Aldeyra Therapeutics, Inc., a publicly traded biotechnology company focused on the development of novel drugs for the treatment of immune-mediated diseases. Dr. Brady was appointed President and Chief Executive Officer of Aldeyra Therapeutics in 2012, having been a member of the board of directors since 2005. Dr. Brady also served as Entrepreneur in Residence at Domain Associates, LLC, a healthcare venture capital firm, where he was a Principal from 2004 to 2013. Dr. Brady also currently serves on the board of directors of Evoke Pharma, Inc., a publicly traded specialty pharmaceutical company, and has previously served on the board of directors of Oncobiologics, Inc. and numerous privately traded biotechnology companies. Dr. Brady holds a Ph.D. in pathology from Duke University Graduate School, a M.D. from Duke University Medical School, and an A.B. in Philosophy and Psychology from Dartmouth College. Dr. Brady is qualified to serve on the board of directors of the combined company because of his board of directors’ experience at other biotechnology companies, as well as his leadership experience in healthcare operations, investing, and research, including his specific experience as president and chief executive officer of Aldeyra Therapeutics, Inc.

Pamela Klein, M.D. has served as a member of Spring Bank’s Board of Directors since July 2019. Dr. Klein is a principal and founder of PMK BioResearch, which offers strategic consulting in oncology drug development to corporate boards, management teams and the investment community, a position she has held since 2008. From 2009-2011, she served as Chief Medical Officer of Intellikine, which was acquired by Takeda. Previously, Dr. Klein spent seven years at the National Cancer Institute as Research Director of the NCI-Navy Breast Care Center, after which she joined Genentech in 2001. While at Genentech, she held roles of increasing responsibility including Vice President, Development. Dr. Klein currently serves as a member of various scientific advisory boards and also serves on the board of directors of argenx SE and I-Mab Biopharma, both publicly traded biotechnology companies. Dr. Klein is also a board member of Patrys Limited, a biotechnology company located in Australia. Dr. Klein holds a B.A. in biology from California State University and an M.D. from Stritch School of Medicine, Loyola University Chicago, and is trained in internal medicine and medical oncology. Dr. Klein is qualified to serve on the board of directors of the combined company because of her decades of experience with drug development and biotechnology companies.

Edward Benz, Jr., M.D. Dr. Benz joined the F-star Board of Directors in December 2019, and is a renowned leader in the field of oncology with a distinguished career spanning more than 40 years across industry and academia. Dr. Benz has been President and Chief Executive Officer Emeritus of the Dana-Farber Cancer Institute, Boston, MA since October 2016. He has also served as the Richard and Susan Smith Distinguished Professor of Medicine, Professor of Pediatrics, Professor of Genetics and Faculty Dean Emeritus for Oncology at Harvard Medical School since November 2000. Former associate editor of the New England Journal of Medicine, Dr. Benz has authored over 300 peer-reviewed publications and holds several senior positions on various academic boards. He received his Doctor of Medicine from Harvard Medical School and holds an M.A. from Yale University and a B.S. from Princeton University. Dr. Benz’s extensive experience in the field of oncology qualifies him to serve on the board of directors of the combined company.

Nessan Bermingham, Ph.D. Dr. Bermingham has served as a member of F-star’s Board of Directors and as its chairman since May 2019. Dr. Bermingham previously served as F-star’s chairman and on the board of directors of F-star Alpha, F-star Beta and F-star Delta from April 2018 to May 2019. Dr. Bermingham also served as a member of the supervisory board of F-star GmbH until May 2019. Dr. Bermingham currently serves as President, Chief Executive Officer and director of Triplet Therapeutics since November 2018. From May 2014 to December 2017, Dr. Bermingham served as co-founder, President and Chief Executive Officer of Intellia Therapeutics, Inc. Prior to Intellia, from 2002 to 2007 and 2012 to 2014 Dr. Bermingham held various positions at Atlas Ventures including a member of the Atlas Venture Investment Team from 2002 to 2007. Dr. Bermingham received a Ph.D. in Molecular Biology from Imperial College London and received a B.S. from Queen’s University Belfast. Dr. Bermingham’s experience in the life sciences industry, as well as his scientific background, qualifies him to serve on the board of directors of the combined company.

Patrick Krol. Mr. Krol has served on F-star’s Board of Directors since May 2019 and served on the board of directors of F-star Alpha, F-star Beta and F-star Delta from their respective incorporation dates to May 2019. Mr. Krol also served as a member of the supervisory board of F-star GmbH until May 2019. Mr. Krol joined venture capital fund Aescap Venture in 2005 and has served as a Managing Director since 2011. In 2016, Mr. Krol founded Aescap 2.0, a biotech fund investing in public biotechnology companies, for which he acts as Portfolio Manager. From 1995 until 2004, Mr. Krol was the founder and Managing Director of Firm United Healthcare. Mr. Krol currently serves on the board of directors of a number of private companies and is a director at Shire International Licensing BV, a subsidiary of Shire Plc, since 2004. Mr. Krol received an M.B.A. in Executive Management and Consultancy from Lemniscaat Management School, a M.Sc. from Business School

Netherlands and a B.A. from Hogeschool Utrecht. Mr. Krol’s experience with healthcare ventures, as well as his experience serving as a director of other life sciences companies, qualifies him to serve on the board of directors of the combined company.

Geoffrey Race. Mr. Race joined the F-star Board of Directors in December 2019. Mr. Race brings more than 20 years of experience at both the Chief Financial and Chief Executive Officer level in the life sciences industry. Mr. Race is the Executive Vice President, Chief Financial Officer and Chief Business Officer of Minerva Neurosciences Inc. (NASDAQ:NERV), a company he co-founded in 2013 through the merger of Cyrenaic Inc. and Sonkei Inc. Previously, in September 2011, Mr. Race was appointed Chief Executive Officer of Funxional Therapeutics Ltd, an early-stage research company focused on the treatment of inflammatory diseases. Funxional’s lead program was licensed to Boehringer Ingelheim in 2013. Prior to this role, Mr. Race was Chief Financial Officer of PanGenetics BV, which included clinical stage companies developing NGF and CD-40 antibodies, part of which was sold to Abbott Laboratories in 2009. Mr. Race received an MBA from Durham University Business School, UK, and is a Fellow of the Chartered Institute of Management Accountants. Mr. Race’s financial experience in the life sciences industry qualifies him to serve on the board of directors of the combined company.

Composition of the Board of Directors

Spring Bank’s Board of Directors is currently comprised of seven directors divided into three staggered classes, each class serving three-year terms. The staggered structure of Spring Bank’s Board of Directors will remain in place following completion of the Exchange. At the most recent annual meeting of Spring Bank’s stockholders held in 2020, Class II directors were elected. As a result, the term of the Class II directors of the combined company will expire upon the election and qualification of successor directors at the annual meeting of stockholders in 2023, with the terms of the Class I directors and Class III directors expiring upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2022 and 2021, respectively.

The director classes for Spring Bank are currently as follows:

•	Class I consists of Pamela Klein, M.D. and Timothy Clackson, Ph.D., each with a term expiring at the 2022 annual meeting of stockholders;

•	Class II consists of David Arkowitz and Kurt Eichler, each with a term expiring at the 2023 annual meeting of stockholders; and

•	Class III consists of Todd Brady, M.D., Ph.D., Martin Driscoll and Scott Smith each with a term expiring at the 2021 annual meeting of stockholders.

Pursuant to the Exchange Agreement, each of the directors and officers of Spring Bank who will not continue as directors or officers of the combined company following the Exchange will resign immediately prior to the Closing. Pursuant to the terms of the Exchange Agreement, five directors of the board of directors of the combined company will be designated by F-star and three directors will be designated by Spring Bank. It is anticipated that these directors will be appointed to the three staggered director classes of the combined company’s board of directors as follows:

•	Class I will consist of Pamela Klein, M.D., Patrick Krol, and Geoffrey Race, each with a term expiring at the 2022 annual meeting of stockholders.

•	Class II will consist of David Arkowitz, Nessan Bermingham, Ph.D., and Eliot Forster, Ph.D., each with a term expiring at the 2023 annual meeting of stockholders.

•	Class III will consist of Todd Brady, M.D., Ph.D. and Edward Benz, Jr., M.D., each with a term expiring at the 2021 annual meeting of stockholders.

The division of the Spring Bank Board into three classes with staggered three-year terms may delay or prevent a change of management or a change of control of Spring Bank, or, following the completion of the Exchange, the combined company.

Committees of the Board of Directors

After completion of the Exchange, the combined company’s board of directors will have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The responsibilities of the Audit Committee will include:

•	appointing, overseeing, and if need be, terminating any independent auditor;

•	assessing the qualification, performance and independence of its independent auditor;

•	reviewing the audit plan and pre-approving all audit and non-audit services to be performed by its independent auditor;

•	reviewing its financial statements and related disclosures;

•	reviewing the adequacy and effectiveness of its accounting and financial reporting processes, systems of internal control and disclosure controls and procedures;

•	reviewing Spring Bank’s overall risk management framework;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

•	reviewing and discussing with management and the independent auditor the results of Spring Bank’s annual audit, reviews of its quarterly financial statements and its publicly filed reports;

•	reviewing and approving related person transactions; and

•	preparing the audit committee report that the SEC requires in its annual proxy statement.

Following completion of the Exchange, the members of the Audit Committee are expected to be David Arkowitz, Geoffrey Race and Todd Brady. Mr. Arkowitz is expected to be the Chair of the Audit Committee and an “Audit Committee financial expert” as defined in Item 407(d)(5) of Regulation S-K. Spring Bank and F-star believe that, after completion of the Exchange, the Audit Committee will comply with the applicable requirements of the rules and regulations of the Nasdaq Stock Market LLC and the SEC.

Compensation Committee

The responsibilities of the Compensation Committee will include:

•	reviewing the elements and amount of total compensation for all executive officers;

•	formulating and recommending any proposed changes in the compensation of Spring Bank’s chief executive officer for approval by the Board;

•	reviewing and approving any changes in the compensation for executive officers, other than Spring Bank’s chief executive officer;

•	administering Spring Bank’s equity compensation plans;

•	reviewing annually Spring Bank’s overall compensation philosophy and objectives, including compensation program objectives, target pay positioning and equity compensation; and

•	preparing the compensation committee report that the SEC will require in Spring Bank’s annual proxy statement, if applicable.

Following completion of the Exchange, Spring Bank’s Compensation Committee is expected to consist of Geoffrey Race and Nessan Bermingham, Ph.D. Mr. Race is expected be the Chair of the Compensation Committee. Spring Bank and F-star believe that each member of the Compensation Committee will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of the Nasdaq Stock Market LLC.

Compensation Committee Interlocks and Insider Participation

It is expected that none of the proposed executive officers of the combined company will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or Compensation Committee following the Exchange.

Nominating and Corporate Governance Committee

The responsibilities of the Nominating and Corporate Governance Committee will include:

•	evaluating and making recommendations regarding the composition, organization and governance of the Spring Bank Board and its committees;

•	identifying, recruiting and nominating director candidates to the Spring Bank Board if and when necessary;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to its corporate governance guidelines and compliance with laws and regulations; and

•	reviewing and approving conflicts of interest of its directors and corporate officers, other than related person transactions reviewed by the Audit Committee.

Following completion of the Exchange, the members of the Nominating and Corporate Governance Committee are expected to be Nessan Berminham, Ph.D. and Pamela Klein, M.D. Dr. Bermingham is expected be the chairman of the Nominating and Corporate Governance Committee. Spring Bank and F-star believe that each member of the Nominating and Corporate Governance Committee will be independent within the meaning of the independent director guidelines of the Nasdaq Stock Market.

Current Spring Bank Director Compensation

Spring Bank’s Board of Directors adopted a formal non-employee director compensation policy that became effective upon its initial public offering in May 2016 and which was amended most recently in January 2019 with the assistance of Radford, Aon Hewitt, a business unit of Aon plc (“Radford”), as its independent compensation consultant. Under Spring Bank’s current non-employee director compensation program, Spring Bank pays its non-employee directors, including Mr. Arkowitz and Drs. Brady and Klein, annual retainers in cash. Each non-employee director receives an annual cash retainer for service on the Spring Bank Board and for service on each committee on which the director is a member. The chairmen of each committee receive higher annual retainers for such service. These fees are paid quarterly in arrears. The fees payable to non-employee directors for service on the Spring Bank Board and for service on each committee of the Spring Bank Board on which the director was a member during the fiscal year ended December 31, 2019 were as follows:

	Member Annual Fee	Chairman Annual Fee
Board of Directors	$37,500	$67,500	(1)
Audit Committee	$7,500	$15,000
Compensation Committee	$5,000	$10,000
Nomination and Corporate Governance Committee	$4,000	$8,000
Science and Technology Committee	$4,000	$8,000

(1)	The Chairman of Spring Bank’s Board of Directors only receives a retainer for such service if he or she is a non-employee director.

Spring Bank’s non-employee director compensation program includes a stock-for-fees policy, under which directors have the right to elect to receive common stock in lieu of cash fees. These shares of common stock are issued under Spring Bank’s Amended and Restated 2015 Stock Incentive Plan (the “2015 Plan”). The number of shares issued to participating directors is determined on a quarterly basis by dividing the cash fees to be paid through the issuance of common stock by the fair market value of Spring Bank common stock, which is the closing price of Spring Bank common stock on the last business day of the quarter in which the fees are earned.

Under Spring Bank’s non-employee director compensation program, upon their initial election to the Spring Bank Board, each new non-employee director receives an initial option grant to purchase 15,000 shares of Spring

Bank common stock, which vests in equal monthly installments over a term of three years so long as such person continues to serve as a director, and all non-employee directors will receive an annual option grant to purchase 7,500 shares of its common stock, which vests in equal monthly installments over a term of one year so long as such person continues to serve as a director. The annual grants are made on the date of its annual meeting of stockholders. These options are granted under the 2015 Plan with exercise prices equal to the fair market value of Spring Bank’s common stock, which is the closing price of its common stock, on the date of grant. Outstanding options held by Spring Bank non-employee directors will become immediately exercisable in full immediately prior to the Exchange.

Spring Bank also reimburses its non-employee directors for reasonable travel and other expenses incurred in connection with attending Spring Bank Board of Director and committee meetings.

Spring Bank 2019 Non-Employee Director Compensation Table

The Compensation of the members of the Spring Bank Board who are expected to be members of the board of directors of the combined company for the year ended December 31, 2019 is set forth below.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Total ($)
David Arkowitz	—	57,500	22,952	80,452
Todd Brady, M.D., Ph.D.	—	49,500	22,952	72,452
Pamela Klein, M.D.(3)	19,735	—	45,904	65,639

(1)

Reflects payment of annual fees for Board and committee service from January 1 to December 31 in fully vested shares of Spring Bank common stock. As of December 31, 2019, Spring Bank’s non-employee directors did not hold any shares under outstanding stock awards.

(2)

These amounts reflect the aggregate grant date fair value of option awards in 2019 computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 8 to Spring Bank’s consolidated financial statements included in Spring Bank’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 14, 2020. As of December 31, 2019, Mr. Arkowitz held options to purchase 34,000 shares of Spring Bank common stock, Dr. Brady held options to purchase 29,500 shares of Spring Bank common stock, and Dr. Klein held options to purchase 15,000 shares of Spring Bank common stock.

(3)	Pamela Klein, M.D. was elected to the Spring Bank Board on July 10, 2019.

Director Compensation Following the Exchange

For the fiscal year ended December 31, 2019, F-star did not have a director compensation policy in place. However, F-star has provided cash and/or equity-based compensation to its non-employee directors for the time and effort necessary to serve as a member of F-star’s board of directors. In addition, F-star has historically provided reimbursement for reasonable out-of-pocket expenses incurred for attending meetings of the F-star Board of Directors.

The following table provides information concerning the compensation of each non-employee director who served on F-star’s board of directors in 2019. F-star employees do not receive compensation for serving as directors, and accordingly, Dr. Forster did not receive any compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	Total ($)
Edward Benz, Jr. M.D.(1)	$1,485	$75,226	$76,711
Nessan Bermingham, Ph.D.	$107,584	$651,693	$759,277
Patrick Krol	—	—	—
Geoffrey Race(1)	$1,485	$108,449	$109,934

(1)	Dr. Benz and Mr. Race were elected to the F-star Board of Directors on December 18, 2019.

(2)

These amounts reflect the aggregate grant date fair value of option awards in 2019. Assumptions used in the calculation of these amounts are included in the notes to F-star’s consolidated financial statements. As of December 31, 2019, Mr. Bermingham held options to purchase 303,211 F-star ordinary shares, Dr. Benz held options to purchase 35,000 F-star ordinary shares, and Mr. Race held options to purchase 35,000 F-star ordinary shares.

Following completion of the Exchange, it is expected that the combined organization will provide compensation to non-employee directors under a 2020 Non-Employee Director Compensation Policy (the “2020 Director Compensation Policy”), as described below. However, these director compensation policies may be re-evaluated by the combined organization and the compensation committee following completion of the Exchange and may be subject to change. Non-employee directors are expected to receive an annual retainer fee and equity compensation in the form of a stock option grant.

Under the 2020 Director Compensation Policy, the annual retainer for non-employee directors is expected to be $42,500. Annual retainers for the Chair of the Board and committee memberships are expected to be as follows:

Board Chair	$75,000
Audit Committee Chairperson	$16,500
Audit Committee member	$8,000
Compensation Committee Chairperson	$12,500
Compensation Committee member	$6,500
Nominating and Corporate Governance Committee Chairperson	$9,000
Nominating and Corporate Governance Committee member	$4,500

In addition to the above fees, the board of directors of the combined company may determine that additional committee fees are appropriate and should be payable for any newly created committee of the board of the combined company.

Under the terms of the 2020 Director Compensation Policy, each newly appointed non-employee director is expected to be granted a non-qualified stock option to purchase 35,000 shares of Spring Bank common stock under Spring Bank’s 2015 Plan at the first regularly scheduled meeting of the Board on or after his or her initial appointment or election to the Board. In addition, annually, each incumbent non-employee director who has served as a director for at least six (6) months is expected to be granted a non-qualified stock option to purchase 20,000 shares of Spring Bank common stock under the 2015 Plan on the date of the annual meeting of stockholders. F-star directors joining the Spring Bank Board as of the Closing will not receive an initial option grant under the 2020 Director Compensation Policy and are expected to receive annual option grants beginning in 2021. Under the 2020 Director Compensation Policy, non-employee directors may also elect to receive their annual fees for Board and committee service for a given year in the form of vested shares of Spring Bank common stock (based on the fair market value of Spring Bank common stock).

Unless otherwise specified by the board of directors or the compensation committee at the time of grant, all options granted under the 2020 Director Compensation Policy are expected to: (i) vest in twelve equal monthly installments at the end of each successive month following the grant date until the first anniversary of the grant date, in each case subject to the non-employee director’s continued service on the board of directors; (ii) have an exercise price equal to the fair market value of Spring Bank’s common stock as determined in the 2015 Plan on the grant date; (iii) terminate ten years after the grant date; (iv) accelerate in full upon the occurrence of a Change in Control (as defined in the 2020 Director Compensation Policy); and contain such other terms and conditions as set forth in the form of option agreement approved by the Board or the Compensation Committee prior to the grant date. Option grants under the 2020 Director Compensation Policy are subject to the limitation in the 2015 Plan providing that the number of shares to be granted to any non-employee director under the 2015 Plan in any calendar year may not exceed the lesser of (i) 20,000 shares or (ii) awards having an aggregate grant date fair value of $200,000, except that the foregoing limitation shall not apply to awards made pursuant to an election by a non-employee director to receive the award in lieu of cash for all or a portion of cash fees to be received for service on the Board or any committee thereof.

Upon presentation of documentation of expenses reasonably satisfactory to the combined company, non-employee directors will be reimbursed for their reasonable expenses incurred in connection with attending board of directors and committee meetings.

Following the Closing and in accordance with the 2020 Director Compensation Policy, the combined company will not provide additional compensation to non-employee directors, other than as reimbursement for reasonable expenses incurred in connection with attending board and committee meetings or unless this additional compensation is in exchange for bona fide services or is otherwise reviewed and approved in accordance with combined company’s policy regarding related person transactions.

F-star Executive Compensation

F-star’s named executive officers, consisting of its principal executive officer and the next two most highly compensated executive officers, for the fiscal year ended December 31, 2019 were:

Name	Title
Eliot Forster, Ph.D.	Chief Executive Officer and Director
Darlene Deptula-Hicks	Chief Financial Officer
Neil Brewis, Ph.D.	Chief Scientific Officer

Following the Closing, F-star’s named executive officers are expected to continue to be the executive officers named above.

The following table sets forth information regarding compensation earned with respect to the year ended December 31, 2019 by F-star’s principal executive officer and the next two most highly compensated executive officers in 2019, whom F-star refers to as its named executive officers for 2019.

Name and Principal Position	Year	Salary	Bonus(1)	Option awards(5)	All other compensation(2)	Total
Eliot Forster, Ph.D.(3)(4)	2019	$435,625	$—	$1,054,659	$58,212	$1,458,486
Chief Executive Officer

Darlene Deptula-Hicks	2019	$327,125	—	$543,035	—	$870,160
Chief Financial Officer

Neil Brewis, Ph.D.(4)	2019	$229,587	$31,250	$236,408	$2,867	$500,112
Chief Scientific Officer

(1)	Any discretionary bonuses for Drs. Forster and Brewis and Ms. Deptula-Hicks for services in 2019 have yet to be determined or paid. Dr. Brewis received a retention bonus in 2019.
(2)	Includes company contributions to the F-star defined pension contribution scheme and F-star 401(k) plan, as applicable.
(3)	Dr. Forster is also a member of F-star’s board of directors, but did not receive any additional compensation in his capacity as a director.
(4)	Salary payments to Drs. Forster and Brewis were paid in British pounds and converted to U.S. dollars using an exchange rate of 1.28 on December 31, 2019.
(5)

These amounts reflect the aggregate grant date fair value of option awards in 2019. Assumptions used in the calculation of these amounts are included in the notes to F-star’s consolidated financial statements. As of December 31, 2019, Dr. Forster held options to purchase 340,374 F-star ordinary shares, Dr. Brewis held options to purchase 76,297 F-star ordinary shares, and Ms. Deptula-Hicks held options to purchase 252,656 F-star ordinary shares.

Outstanding Equity Awards at December 31, 2019

The following table sets forth certain information about outstanding equity awards granted to F-star’s named executive officers outstanding as of December 31, 2019.

	Option awards(1)
Name	Vesting start date	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable	Option exercise price	Option expiration date
Eliot Forster, Ph.D.	10/1/2018	17,194	(2)	33,377	GBP 0.00017006	6/14/29
	10/1/2018	98,533	(2)	191,270	£0.01	6/14/29

Darlene Deptula-Hicks	5/1/2019	—	(2)	252,676	$1.87	6/14/29

Neil Brewis, Ph.D.	11/2/2015	20,229	(2)	—	GBP 0.00042514	11/2/25
	5/7/2019	—	(2)	56,068	£0.01	6/14/29

(1)	All of the option awards listed in the table above were granted under the F-star EIP, the terms of which are described below under “—Equity incentive plans.”
(2)

The options vest as to 28% of the total shares on the first anniversary of the vesting start date and 2% on the last day of each month subsequent to such first anniversary until the option is fully vested on the fourth anniversary, subject to the holder’s continued service through the applicable vesting date.

In July 2020, F-star granted options under the F-star EIP to purchase 2,030,000 and 625,000 shares, respectively to each of Drs. Forster and Brewis. The options were granted with exercise prices equal to £0.01, and vest as to 25% of the total shares underlying shares on the first anniversary of the grant date, with the remainder vesting in equal monthly installments over the ensuing 36 months, subject to the holder’s continued service through the applicable vesting date. In July 2020, F-star also granted a restricted stock unit award under the F-star EIP representing 235,000 shares to Ms. Deptula-Hicks. The RSUs vest as to 25% of the total shares underlying shares on the first anniversary of the grant date, with the remainder vesting in equal monthly installments over the ensuing 36 months, subject to the holder’s continued service through the applicable vesting date. The terms of the F-star EIP are described below under “—Equity Compensation Arrangements.” In the future, on an annual basis or otherwise, the combined company may grant additional equity awards to F-star’s executive officers.

Employment and Consulting Arrangements

Below is a description of F-star’s employment or consulting agreements, as applicable, with each of F-star’s named executive officers for the fiscal year ended December 31, 2019.

Eliot Forster, Ph.D. F-star entered into an employment agreement with Dr. Forster in October 2018, which was amended in July 2020, setting forth the terms of his employment. Dr. Forster was entitled to an initial annual base salary of £425,000 ($544,000), which has been subsequently increased, most recently as of March 1, 2019, to £437,750 ($560,000). The agreement provides for an annual discretionary bonus of a maximum of 50% of his annual base salary, taking into account specific performance targets conveyed to Dr. Forster from time to time. Dr. Forster is eligible to receive either (i) a one-time success bonus of £75,000 ($98,160), subject to and on completion of a reverse merger and a further £75,000 ($98,160) upon completion of a fund-raise of at least £40,000,000 ($52,352), or (ii) a one-time success bonus of £75,000 ($98,160), subject to and upon completion of a mezzanine financing of £40,000,000 ($52,352) or more, and a further £75,000 ($98,160) upon completion of an F-star U.S. public listing. Dr. Forster is entitled to participate in any F-star group personal pension scheme and F-star will provide for life insurance benefits in an amount equal to four times Dr. Forster’s current annual salary. In the event Dr. Forster is unable to perform his duties due to incapacity, he is generally entitled to receive his full salary and benefits during any period of absence for up to a maximum of 26 weeks in any 52-week period. The agreement may be terminated by either party by giving six months’ notice, provided that F-star may terminate the agreement at any time by paying Dr. Forster a lump sum payment equal to his base salary in lieu of all or any portion of the amount that would be paid during the required notice period. The agreement may also be terminated by F-star immediately under circumstances that constitute “cause” as set forth in the agreement. Dr. Forster is entitled to a sum equal to 18 months base salary, in the event of a Qualifying Termination (as defined in the employment agreement) within the 12 month period following a Change of Control (as defined in the employment agreement, and which does not include the Exchange) or a sum equal to 12 months base salary, in the event of a Qualifying Termination more than 12 months following a Change of Control. Severance sums may be offset by notice periods. In addition, in the event of a Qualifying Termination within 12 months of a Change of Control, all options and RSUs not assumed by an acquirer will vest in full. Under the employment agreement, Dr. Forster is subject to certain non-competition provisions for a period of 12 months following termination of employment or garden leave.

Darlene Deptula-Hicks. F-star entered into a consulting agreement with Ms. Deptula-Hicks effective as of May 1, 2019 setting forth the terms of her arrangement to serve, inter alia, as F-star’s chief financial officer. Pursuant to the agreement, Ms. Deptula-Hicks is entitled to an hourly consulting fee of $250.00 plus reimbursement for all reasonable and necessary expenses incurred by Ms. Deptula-Hicks in providing the services under the agreement. Pursuant to the agreement, Ms. Deptula-Hicks was granted a stock option to purchase 252,676 F-star ordinary shares in June 2019, under which 25% of the shares underlying the option would vest after 12 months of employment, and the remaining shares underlying the option would vest in equal monthly installments over 36 months, subject to Ms. Deptula-Hicks’ continued service. Ms. Deptula-Hicks is eligible to receive each of (i) a one-time success fee of $50,000, subject to and on completion of a financing prior to or contemporaneously with the completion of the Exchange Agreement and (ii) a one-time success fee of $50,000, subject to and upon completion of an F-star U.S. public listing. The term of the agreement was for twelve months and the agreement automatically renews at the end of the term for additional twelve-month periods unless terminated with 90 days’ notice prior to the end of the consulting period, or unless earlier terminated without cause upon 90 days’ notice or immediately for cause (as defined in the agreement). Ms. Deptula-Hicks is not entitled to any additional consulting fees or other compensation as of the date of termination.

Neil Brewis, Ph.D. F-star entered into an employment agreement with Dr. Brewis in October 2015, which was amended in July 2020, setting forth the terms of his employment as F-star’s chief scientific officer. Dr. Brewis was entitled to an initial annual base salary of £185,000 ($236,800), which has been subsequently increased, most recently as of October 1, 2019, to £250,000 ($320,000). Dr. Brewis’ agreement provides for an annual discretionary bonus of a maximum of 40% of his annual base salary, taking into account specific performance targets conveyed to Dr. Brewis from time to time. Dr. Brewis is entitled to participate in any F-star group personal pension scheme and F-star will provide for life insurance benefits in an amount equal to four times Dr. Brewis’ current annual salary. In the event Dr. Brewis is unable to perform his duties due to incapacity, he is generally entitled to receive his full salary and benefits during any period of absence for up to a maximum of 26 weeks in any 52-week period. The agreement may be terminated by either party by giving six months’ notice, provided that F-star may terminate the agreement at any time by paying Dr. Brewis a lump sum payment equal to his base salary in lieu of all or any portion of the amount that would be paid during the required notice period. The agreement may also be terminated by F-star immediately under circumstances that constitute “cause” as set forth in the agreement. Dr. Brewis is entitled to a sum equal to 12 months base salary, in the event of a Qualifying Termination (as defined in the employment agreement) within the 12 month period following a Change of Control (as defined in the employment agreement and which does not include the Exchange) or a sum equal to 9 months base salary, in the event of a Qualifying Termination more than 12 months following a Change of Control. Severance sums may be offset by notice periods. In addition, in the event of a Qualifying Termination within 12 months of a Change of Control, all options and RSUs not assumed by an acquirer will vest in full. Under the employment agreement, Dr. Brewis is subject to certain non-competiton provisions for a period of 12 months following termination of employment or garden leave.

Post-Business Combination Company Executive Compensation

Following the Closing, F-star expects to develop an executive compensation program that is designed to align compensation with F-star’s business objectives and the creation of stockholder value, while enabling F-star to attract, motivate and retain individuals who contribute to the long-term success of F-star. Decisions on the executive compensation program will be made by the compensation committee of the board of directors.

2019 Bonuses

Each of F-star’s executive officers were eligible to receive bonuses with respect to their services in 2019 in the discretion of F-star’s board of directors. The bonus structure is designed to motivate and reward executives for the attainment of personal and company-wide goals. The annual cash bonus target for Dr. Forster was set at 35% of his then-effective base salary £153,213 ($200,526) for 2019. The annual cash bonus target for Dr. Brewis was set at 25% of his then-effective base salary £62,500 ($81,801) for 2019. F-star’s named executive officers are eligible to receive more than 100% of their target bonuses in the discretion of F-star’s board of directors. Any discretionary bonuses for Drs. Forster and Brewis and Ms. Deptula-Hicks for services in 2019 have yet to be determined or paid.

Nonqualified Deferred Compensation

None of F-star’s named executive officers for the fiscal year ended December 31, 2019 participated in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by F-star. F-star’s board of directors may elect to provide F-star’s officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in F-star’s best interests.

Pension Scheme

F-star maintains a defined contribution retirement plan that provides eligible U.K. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may sacrifice eligible compensation on a pre-tax basis, up to the statutorily prescribed annual limits on contributions as defined by HMRC. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. F-star contributes the equivalent to 8% of employees’ pensionable compensation, requiring employees to contribute 1% to meet auto enrollment requirements.

401(k) Plan

F-star maintains a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. F-star contributes a safe harbor minimum contribution equivalent to 3% of employees’ compensation. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Health and Welfare Benefits

All of F-star’s full-time employees and certain of F-star’s part-time employees are eligible to participate in F-star’s employee benefit plans, including F-star’s medical, dental, life and disability insurance plans, in each case on the same basis as all of F-star’s other employees.

Rule 10b5-1 Sales Plans

The directors and executive officers of F-star may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of the combined company’s common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. F-star’s directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of the combined organization’s insider trading policy. Prior to 180 days after the date of the Closing, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into as a condition to the Closing.

Equity Compensation Arrangements

2019 Equity Incentive Plan

The F-star EIP, which was adopted on May 7, 2019 together with a Non-Employee Sub-Plan, a Company Share Option Plan (“CSOP”) Sub-Plan and an Enterprise Management Incentives (“EMI”) Sub-Plan, allows for the grant of equity and cash-based incentive awards to eligible service providers. The material terms of the F-star EIP are summarized below. References to the F-star EIP include references to the Non-Employee Sub-Plan, the CSOP Sub-Plan and the EMI Sub-Plan, where applicable.

Eligibility and Administration

F-star’s employees and executive directors, as well as the employees of its subsidiaries, are eligible to receive awards under the F-star EIP. Consultants and non-employee directors, as well as the consultants of F-star’s subsidiaries, are eligible to receive awards under the Non-Employee Sub-Plan. Options may be granted under the EMI Sub-Plan to F-star’s U.K. employees who meet the criteria under the EMI regime, which requires, among other things, that they work, on average, at least 25 hours per week or, if less, at least 75% of the employee’s working time for F-star. Employees who have a material interest in F-star cannot be granted EMI options. A material interest is either beneficial ownership of, or the ability to control directly or indirectly, more than 30% of F-star’s ordinary share capital. EMI options can only be granted if F-star meets the criteria under the EMI regime. As of the date hereof, F-star believes it will no longer meet these criteria and does not intend to grant any more EMI options. Options may be granted under the CSOP Sub-Plan to U.K. employees who meet the criteria under the CSOP regime, which requires, among other things, that they do not have a material interest in F-star (as described above in connection with the EMI options). F-star can only grant CSOP options if F-star meets the criteria under the CSOP regime.

The F-star EIP is administered by the F-star Board of Directors, which may delegate its duties and responsibilities to one or more committees of directors and/or officers, which is referred to collectively as the plan administrator below. Subject to the limitations imposed under the F-star EIP, stock exchange rules and other applicable laws, the plan administrator has the authority to take all actions and make all determinations under the F-star EIP, to interpret the F-star EIP and award agreements and to adopt, amend and repeal rules for the administration of the F-star EIP, as it deems advisable. The plan administrator also has the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the F-star EIP, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the F-star EIP.

Shares Available for Awards

The aggregate number of F-star ordinary shares that may be issued pursuant to awards under the F-star EIP is              shares. The maximum number of shares that may be issued upon the exercise of incentive stock options under the F-star EIP is 2,087,018 shares. If an award granted pursuant to the F-star EIP expires, lapses or is terminated or is exchanged for cash, surrendered, repurchased or canceled without having been fully exercised, any unused shares subject to the award will, as applicable, become or again be available for new grants under the F-star EIP. Options granted under the EMI Sub-Plan are subject to individual and overall limits, as specified by the EMI regime from time to time.

Awards

The F-star EIP provides for the grant of options, share appreciation rights (“SARs”) restricted shares, restricted share units (“RSUs”) performance share units (“PSUs”) and other share based awards. All awards under the F-star EIP will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

Options and SARs. Options provide for the purchase of F-star ordinary shares in the future at an exercise price set on the grant date. SARs entitle their holder, upon exercise, to receive from F-star an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR.

Restricted Shares, Restricted Share Units and Performance Share Units. Restricted shares are an award of nontransferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver F-star ordinary shares in the future, subject to a time-based vesting schedule. Performance Share Units are contractual promises to deliver F-star ordinary shares in the future, subject to the satisfaction of specified conditions. The plan administrator will determine the terms and conditions applicable to restricted shares, RSUs and PSUs, subject to the conditions and limitations contained in the F-star EIP.

Other Share Based Awards. Other share-based awards are awards of fully-vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, F-star ordinary shares or other property. Other share- or cash-based awards may be granted to participants. The plan administrator will determine the terms and conditions of other share-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Certain Transactions

In connection with a change in control, if awards under the F-star EIP are assumed or substituted for awards covering the equity securities of the successor or survivor corporation, and if the award holder’s service is terminated without cause in the 12 months following such change in control, such award shall become fully vested and exercisable upon the date of termination of service. In connection with a change in control, if the successor or survivor corporation does not assume or substitute awards under the F-star EIP, all outstanding awards under the F-star EIP other than EMI options and certain CSOP options will become fully vested and exercisable immediately prior to the change in control. EMI options and CSOP options for which the award holder has not accepted a rollover offered in accordance with applicable law will be forfeited.

In connection with certain corporate transactions and events affecting F-star’s ordinary shares, other than a change in control, including an unusual or nonrecurring transaction or event affecting F-star or its financial statements or a change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the F-star EIP to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the F-star EIP and replacing or terminating awards under the F-star EIP.

Plan Amendment and Termination

The plan administrator may amend or terminate the F-star EIP at any time; however, no amendment, other than an amendment that increases the number of shares available under the F-star EIP, may materially and adversely affect an award outstanding under the F-star EIP without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The F-star EIP will remain in effect until the tenth anniversary of its effective date unless earlier terminated by the F-star Board of Directors.

Legacy Schemes

Prior to the corporate reorganization that occurred in May 2019, F-star granted options under certain schemes of its subsidiaries (the “Legacy Schemes”), which include the F-star Alpha Limited Share Option Scheme, or the Alpha Scheme, the F-star Beta Limited Share Option Scheme, or the Beta Scheme, and the F-star EMI Share Option Scheme, or the GmbH Scheme. Outstanding stock options under the legacy schemes were originally granted with respect to shares of F-star Alpha, F-star Beta and F-star GmbH, respectively. Following the corporate reorganization, on June 14, 2019, outstanding options under the Legacy Schemes were replaced, in accordance with the terms of the applicable Legacy Scheme and applicable law and with participant consent in the case of options qualifying as EMI options under the GmbH Scheme, with options to acquire F-star ordinary shares.

F-star does not intend to grant further options under any of the Legacy Schemes.

The options to acquire F-star ordinary shares that were issued in connection with the Corporate Reorganization and as substitute awards for options granted under the Legacy Schemes are mostly fully vested and exercisable.

Alpha Scheme and Beta Scheme

The Alpha Scheme and the Beta Scheme (collectively the “AB Schemes”) were amended by resolutions of the boards of directors of F-star Alpha and F-star Beta on March 6, 2019. The AB Schemes allow for the grant of options to eligible employees. The material terms of the Alpha Scheme and the Beta Scheme are substantially the same and are summarized below.

Eligibility and Administration

Employees of F-star GmbH and its subsidiaries, which previously included F-star Alpha and F-star Beta, are eligible to be granted options under the AB Schemes. The AB Schemes are administered by the relevant company’s board of directors, which may delegate its duties and responsibilities to a duly authorized committee of the board of directors, which F-star refers to collectively as the plan administrator. The plan administrator has the authority to take all actions and make all determinations under the AB Schemes and to finally resolve any dispute or question related to any option granted under the AB Schemes as it deems advisable. The plan administrator also has the authority to determine which eligible employees are granted options, to grant options and to set the vesting schedules applicable to all options under the AB Schemes, subject to the conditions and limitations in the AB Schemes.

Awards

The AB Schemes provide for the grant of options. All options granted under the AB Schemes will be set forth in option agreements, which will detail the date of grant of the option, the number of shares which may be acquired upon exercise of the options, the option exercise price (or method by which it shall be determined), and the applicable vesting schedule.

Options provide for the purchase of ordinary shares, which were originally ordinary shares of F-star Alpha or F-star Beta, as applicable, and are now F-star ordinary shares, in the future at an exercise price set on the grant date. The plan administrator will determine the number of shares covered by each option, the exercise price of each option and the vesting schedule applicable to each option.

Performance Criteria

The vesting of options is not subject to any performance criteria. Options may not be exercised until they have vested and an “exit,” as defined in the applicable AB Scheme, has occurred, and options may not be exercised more than 10 years after the applicable date of grant.

Certain Transactions

Options granted under the AB Schemes will become exercisable in full in connection with certain corporate transactions and events affecting F-star ordinary shares.

In addition, in the event of certain non-reciprocal transactions with F-star shareholders, the plan administrator will make such adjustments to the exercise price and number of shares subject to outstanding options as it may determine with the intention that, as nearly as may be, the total exercise price multiplied by the number of shares under option shall remain unchanged.

Plan Amendment and Termination

The plan administrator may amend or terminate the AB Schemes at any time and may impose additional conditions or requirements on the options or on the terms on which shares are acquired; however, no amendment, may abrogate or adversely affect the subsisting rights of option holders unless: (i) with respect to an amendment impacting an individual option holder, that option holder consents in writing, or (ii) with respect to an amendment affecting all option holders or a class thereof, either (a) option holders holding at least 75 percent of the affected shares issuable upon exercise of outstanding options consent in writing; or (b) at least 75 percent of the affected option holders present at a meeting of affected option holders so resolve. The AB Schemes will remain in effect until the tenth anniversary of their adoption unless earlier terminated by the F-star Board of Directors.

GmbH Scheme

The GmbH Scheme was amended by resolution of the board of directors of F-star GmbH on March 6, 2019. The GmbH Scheme allows for the grant of options or EMI options to eligible employees.

The rules of the GmbH Scheme are substantially the same as the rules of the Alpha Scheme and the Beta Scheme, except as described below.

Eligibility and Administration

Employees of F-star GmbH and its subsidiaries are eligible to be granted options under the GmbH Scheme. EMI options may be granted to employees who meet the criteria under the EMI regime, which requires, among other things, that they work, on average, at least 25 hours per week or, if less, at least 75% of the employee’s working time for F-star GmbH and its subsidiaries. Employees who have a material interest in F-star GmbH or the applicable subsidiary cannot be granted EMI options. A material interest is either beneficial ownership of, or the ability to control directly or indirectly, more than 30% of the applicable company’s ordinary share capital.

Certain Transactions

Options issued under the GmbH Scheme will become exercisable in full in connection with certain corporate transactions and events affecting F-star ordinary shares.

Plan Amendment and Termination

The plan administrator may not amend the GmbH Scheme in a way that would have the effect of causing EMI options to cease to be EMI options. The plan administrator may make such amendments or additions to the GmbH Scheme as may be necessary to ensure compliance with the EMI regime.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND

EXECUTIVE OFFICERS OF THE COMBINED COMPANY

Described below are any transactions occurring since January 1, 2017 and any currently proposed transactions to which either Spring Bank or F-star was a party and in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

a director, executive officer, holder of more than 5% of the outstanding capital stock of Spring Bank or F-star, or any member of such person’s immediate family, had or will have a direct or indirect material interest.

Spring Bank Transactions

Except as set forth herein and in the section titled The Exchange—Interests of the Spring Bank Directors and Executive Officers in the Exchange, there were no transactions to which Spring Bank was a party from January 1, 2018 through the date of this proxy statement/prospectus with Spring Bank’s directors and officers and beneficial owners of more than 5% of Spring Bank’s voting securities and their affiliates.

Underwritten Public Offering

In June 2017, Spring Bank completed a public offering of 3,269,219 shares of its common stock at $13.00 per share. Kurt Eichler, a member of the Spring Bank Board, purchased 76,923 shares of Spring Bank common stock at the public offering price of $13.00 per share. Additionally, UBS Oncology Impact Fund L.P. (“Oncology Impact Fund”), purchased 230,769 shares of Spring Bank common stock at the public offering price of $13.00 per share. Oncology Impact Fund was a holder of more than 5% of Spring Bank’s then issued and outstanding voting securities at the time of the transaction.

Indemnification

Spring Bank’s amended and restated certificate of incorporation, as amended, provides that Spring Bank will indemnify its directors and officers to the fullest extent permitted by Delaware law. In addition, Spring Bank has entered into indemnification agreements with each of its directors and executive officers. Each of these indemnification agreements provides, among other things, that Spring Bank will indemnify such director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer, as applicable, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, Spring Bank’s best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Each of these indemnification agreements provides that in the event that Spring Bank does not assume the defense of a claim against a director or officer, as applicable, Spring Bank will be required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by Spring Bank.

Policies and Procedures for Related Party Transactions

Spring Bank’s Board of Directors has adopted written policies and procedures in compliance with Item 404 of Regulation S-K for the review of any transaction, arrangement or relationship in which it is a participant, the amount involved exceeds $120,000 and one of Spring Bank’s executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom are referred to as a “related person” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which is referred to as a “related person transaction,” the related person must report the proposed related person transaction to Spring Bank’s chief financial officer. The policy calls for the proposed related person transaction to be reviewed and approved by the Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the Chairman of the Audit Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if the Audit Committee authorizes it after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of Spring Bank’s business;

•	whether the terms of the transaction are no less favorable to Spring Bank than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to Spring Bank of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in Spring Bank’s best interests. The committee may impose any conditions on the related person transaction that it deems appropriate. The policy provides that transactions involving compensation of executive officers will be reviewed and approved by the Compensation Committee in the manner specified in its charter.

F-star Transactions

Except as set forth herein, there were no transactions to which F-star was a party from January 1, 2017 through the date of this proxy statement/prospectus with F-star’s directors and officers and beneficial owners of more than 5% of F-star’s voting securities and their affiliates. The F-star transactions described in this section were entered into prior to the adoption of a related party transaction policy. Although F-star has not had a written policy for the review and approval of transactions with related persons, its Board of Directors has historically and routinely reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described below. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction, if any, were disclosed to F-star’s Board of Directors. The F-star Board of Directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to F-star and in the best interest of all its shareholders.

F-star believes the terms obtained or consideration that it paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Affiliations with 5% Shareholders

Some of F-star’s directors are affiliated with its principal shareholders as indicated in the table below:

Director	Affiliation with Principal Shareholder
Nessan Bermingham, Ph.D.	Venture Partner at Atlas Venture, an affiliate of a principal shareholder of F-star

Jean-Francois Formela, M.D.	Partner at Atlas Venture, an affiliate of a principal shareholder of F-star

Deborah Harland, Ph.D.	Partner at S.R. One, a principal shareholder of F-star

Patrick Krol	Managing Partner of Aescap Venture, an affiliate of a principal shareholder of F-star

Helmut Schuehsler, Ph.D.	Chairman of TVM Capital Group and Chief Executive Officer of TVM Capital Healthcare Partners, affiliates of principal shareholders of F-star

Purchases from Avacta Life Sciences Limited

During the fiscal year ended December 31, 2019, F-star made purchases totaling £120,000 (2018: £nil) from Avacta Life Sciences Limited, a company in which one of F-star’s directors Eliot Forster also holds a directorship. As at December 31, 2019, the amounts outstanding and included in trade and other payables was £60,000 (2018: £nil).

2019 Corporate Reorganization and Shareholder Agreement

In May 2019, F-star completed a corporate reorganization pursuant to which F-star Therapeutics Limited became the direct holding company of each of F-star Alpha Limited (“F-star Alpha”), F-star Beta Limited (“F-star Beta”), F-star Delta Limited (“F-star Delta”) and f-star Biotechnologische Forschungs-und Entwicklungsges.m.b.H (“F-star GmbH”) and the indirect holding company of each of F-star Biotechnology Limited (“F-star Biotech”) and F-star Therapeutics LLC (“F-star LLC”). Pursuant to the corporate reorganization, (i) the shareholders of F-star Delta, including the holders of more than 5% of F-star’s outstanding voting securities and their affiliates, exchanged each of the shares held by them in F-star Delta for the same number and class of newly issued shares in F-star Therapeutics Limited and (ii) the shareholders of each of F-star Alpha, F-star Beta and F-star GmbH, including the holders of more than 5% of its outstanding voting securities and their affiliates, exchanged each of the shares (or share quotas, in the case of F-star GmbH) held by them in F-star Alpha, F-star Beta and F-star GmbH for newly issued shares in F-star Therapeutics Limited.

In connection with F-star’s corporate reorganization, F-star entered into a shareholder agreement containing certain information rights, among other things, with certain shareholders of F-star including Eliot Forster, F-star’s Chief Executive Officer and director, Neil Brewis, F-star’s Chief Scientific Officer, Florian Rucker, former director of F-star, Tolga Hassan, F-star’s former Chief Financial Officer and Chief Operating Officer, and shareholders affiliated with certain of F-star’s directors or greater than 5% shareholders including entities affiliated with Atlas Venture Fund, Aescap Venture, TVM Life Sciences, MP Healthcare Venture Management, Inc., Merck Ventures BV and S.R. One, Limited. The shareholder agreement will terminate upon the Closing.

Convertible Note Financing

In September and November 2019, and March and July 2020, F-star issued convertible loan notes for an aggregate principal amount of approximately $14.9 million. The convertible notes accrue interest at 8.0%, compounded annually. There will be approximately $1.0 million of accrued interest as of October 15, 2020. All outstanding principal and interest under these convertible notes will convert into ordinary shares of F-star immediately prior to the Exchange, which will then be exchanged for shares of Spring Bank common stock at the Closing. The table below sets forth the principal amount of the convertible loan notes sold to entities affiliated with F-star’s former Chief Executive Officer John Haurum, and to holders of more than 5% of F-star’s share capital, or an affiliate thereof, certain of which are affiliated with F-star directors.

Purchasers	Aggregate Principal Price
Atlas Venture Opportunity Fund I, LP (1)	$4,000,000
Coöperatieve AESCAP Venture I U.A. (2)	$1,000,000
TVM Life Sciences Ventures VI GmbH & Co. (3)	$990,000
TVM Life Sciences Ventures VI Limited Partnership (3)	$274,000
MP Healthcare Venture Management, Inc.	$1,000,000
Merck Ventures BV	$2,000,000
S.R. One, Limited (5)	$4,000,000
Entities Affiliated with John Haurum, F-star’s former Chief Executive Officer	$351,074

(1)

Nessan Bermingham, Ph.D., a Venture Partner of Atlas Venture, is a member of F-star’s Board of Directors. Jean-Francois Formela, M.D., a partner of Atlas Venture, is a member of F-star’s Board of Directors.

(2)	Patrick Krol, a Managing Partner at Coöperatieve Aescap Venture I, U.A., is a member of F-star’s Board of Directors.
(3)	Helmut Schuehsler, Ph.D., an officer of TVM Life Science Ventures Management VI L.P. affiliates of principal shareholders of F-star, is a member of F-star’s Board of Directors.
(4)	Deborah Harland, Ph.D., a partner at S.R. One Limited, is a member of F-star’s Board of Directors.

Participation in the Pre-Closing Financing

Holders of more than 5% of F-star’s share capital, or an affiliate thereof, certain of which are affiliated with F-star directors, have signed equity commitment letters pursuant to which such holders have agreed to enter into a subscription agreement to purchase F-star ordinary shares prior to the Closing in the amounts indicated in the table below at a price per ordinary share of $1.49. The F-star ordinary shares purchased in the Pre-Closing Financing will be exchanged for shares of Spring Bank common stock at the Closing.

Purchasers	Aggregate Principal Price
Atlas Venture Opportunity Fund I, LP (1)	$2,500,000
Coöperatieve AESCAP Venture I U.A.(2)	$1,266,000
MP Healthcare Venture Management, Inc.	$1,500,000
Merck Ventures BV	$2,000,000
S.R. One, Limited (3)	$2,500,000

(1)

Nessan Bermingham, Ph.D., a Venture Partner of Atlas Venture, is a member of F-star’s Board of Directors. Jean-Francois Formela, M.D., a partner of Atlas Venture, is a member of F-star’s Board of Directors.

(2)	Patrick Krol, a Managing Partner at Coöperatieve Aescap Venture I, U.A., is a member of F-star’s Board of Directors.
(3)	Deborah Harland, Ph.D., a partner at S.R. One Limited, is a member of F-star’s Board of Directors.

License and Collaboration Agreement with Ares Trading S.A., an affiliate of Merck KGaA, Darmstadt, Germany

F-star entered into a license and collaboration agreement with Ares Trading S.A., an affiliate of Merck KGaA, Darmstadt, Germany in May 2019 (the “Ares Agreement”). Merck Ventures B.V. is a beneficial owner of more than 5% F-star’s outstanding ordinary shares. Under the Ares Agreement, F-star received reimbursement of

F-star’s internal and external development costs for each preclinical program, conducted certain mutually agreed upon preclinical development activities, and delivered data packages to Ares. Following receipt of each data package, Ares had the option to continue with the program, and if Ares elected to continue with the program, Ares would be solely responsible for the continued development, manufacture and commercialization of the applicable licensed products. Ares exercised its option in relation to one of the preclinical programs (the “First Program”) in May 2019, and exercised its option in relation to the second Program in July 2020. During the term of the Ares Agreement, F-star is subject to certain non-compete obligations. See “F-star Business—Collaboration and License Agreements” for additional information regarding the Ares Agreement.

Exercise of Denali’s Option to Buy F-star Gamma

In August 2016, F-star Biotechnology Limited, F-star Gamma Limited (“F-star Gamma”) and F-star Biotechnologische Forchungs-und Entwicklungsges.m.b.H entered into a license and collaboration agreement, or the Denali License and Collaboration Agreement, with Denali Therapeutics Inc. (“Denali”). In connection with the entry into the collaboration agreement, Denali also purchased from the F-star Gamma shareholders an option, which F-star refers to as the buy-out-option, to acquire all of the outstanding shares of F-star Gamma pursuant to a pre-negotiated share purchase agreement. On May 30, 2018, Denali exercised the buy-out option and entered into a Share Purchase Agreement (the “Purchase Agreement”) with the shareholders of F-star Gamma and Shareholder Representative Services LLC, pursuant to which Denali acquired all of the outstanding shares of F-star Gamma (the “Gamma Acquisition”). As a result of the Gamma Acquisition, F-star Gamma became a wholly owned subsidiary of Denali and Denali changed the entity’s name to Denali BBB Holding Limited. Denali made initial exercise payments to it and the former shareholders of F-star Gamma under the Purchase Agreement and the F-star Gamma License in the aggregate amount of $18.0 million, less the net liabilities of F-star Gamma, which were approximately $0.2 million. Of this total, $3.6 million was payable to F-star.

In connection with Denali’s exercise of this buy-out option and entry into the Purchase Agreement with the shareholders of F-star Gamma and Shareholder Representative Services, certain of F-star’s executive officers, former executive officers, directors and greater than 5% shareholders were shareholders of F-star Gamma prior to the Acquisition by Denali and received payments as noted in the table below in connection with Denali’s purchase of the buy-out option and with Denali’s exercise of the buy-out option. Denali is required to make future contingent payments to these former shareholders of F-star Gamma upon the achievement of certain defined preclinical, clinical, regulatory and commercial milestones. See “F-star Business—Collaboration and License Agreements—2016 License and Collaboration Agreement with Denali Therapeutics Inc.” for additional information regarding the Acquisition.

F-star Gamma Shareholder	Payment Associated with Purchase of the Buy-Out Option	Payment Associated with Exercise of Buy-Out Option
Atlas Venture Fund VII, L.P.(1)	$148,000	$4,123,605
Coöperatieve AESCAP Venture I U.A.(2)	$107,450	$2,993,144
TVM Life Science Ventures VI GmbH & Co.(3)	$46,400	$1,292,375
TVM Life Science Ventures VI Limited Partnership(3)	$12,850	$358,290
S.R. One Limited(4)	$52,600	$1,465,867
MP Healthcare Venture Management, Inc.	$35,600	$991,730
Merck Ventures B.V.	$35,350	$984,802
John Haurum(5)	$23,250	$647,923
Neil Brewis	$6,450	$179,979
Jane Dancer(5)	$6,450	$179,979
John Edwards(6)	$6,450	$179,979
Tolga Hassan(5)	$6,450	$179,979

(1)

Nessan Bermingham, Ph.D., a Venture Partner of Atlas Venture, is a member of F-star’s Board of Directors. Jean-Francois Formela, M.D., a partner of Atlas Venture, is a member of F-star’s Board of Directors.

(2)	Patrick Krol, a Managing Partner at Coöperatieve Aescap Venture I, U.A., is a member of F-star’s Board of Directors.

(3)	Helmut Schuehsler, Ph.D., an officer of TVM Life Science Ventures Management VI L.P. affiliates of principal shareholders of F-star, is a member of F-star’s Board of Directors.
(4)	Deborah Harland, Ph.D., a partner at S.R. One Limited, is a member of F-star’s Board of Directors.
(5)	Former officer of F-star.
(6)	Former director of F-star.

F-star Delta Option Agreement

F-star Delta was previously party to an Option Agreement dated June 4, 2017, between Merck, F-star Delta, the shareholders of F-star Delta, and Shareholder Representative Services LLC, which Option Agreement was terminated on May 13, 2019. F-star’s certain of F-star’s executive officers, former executive officers, directors and greater than 5% shareholders received the payments shown in the table below in connection with Merck Sharp & Dohme’s purchase of the option to acquire F-star Delta. No future payments are due to any current or former shareholders of F-star Delta.

F-star Delta Shareholder	Payment Associated with Purchase of the Buy-Out Option
Atlas Venture Fund VII, L.P.(1)	$13,653,817
Coöperatieve AESCAP Venture I U.A.(2)	$9,907,793
TVM Life Science Ventures VI GmbH & Co.(3)	$4,277,211
TVM Life Science Ventures VI Limited Partnership(3)	$1,187,087
S.R. One Limited(4)	$4,854,588
MP Healthcare Venture Management, Inc.	$3,284,122
Merck Ventures B.V.	$3,261,027
John Haurum(5)	$2,120,129
Neil Brewis	$572,758
Jane Dancer(5)	$572,758
John Edwards(6)	$1,122,422
Tolga Hassan(5)	$572,758

(1)

Nessan Bermingham, Ph.D., a Venture Partner of Atlas Venture, is a member of F-star’s Board of Directors. Jean-Francois Formela, M.D., a partner of Atlas Venture, is a member of F-star’s Board of Directors.

(2)	Patrick Krol, a Managing Partner at Coöperatieve Aescap Venture I, U.A., is a member of F-star’s Board of Directors.
(3)	Helmut Schuehsler, Ph.D., an officer of TVM Life Science Ventures Management VI L.P. affiliates of principal shareholders of F-star, is a member of F-star’s Board of Directors.
(4)	Deborah Harland, Ph.D., a partner at S.R. One Limited, is a member of F-star’s Board of Directors.
(5)	Former officer of F-star.
(6)	Former director of F-star.

Employment Arrangements

F-star has entered into employment agreements, consulting agreements or offer letter agreements with certain of its executive officers and service agreements with certain of its non-executive directors. The agreements with executive officers contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law. For more information regarding these agreements with F-star’s named executive officers, see “F-star Executive Compensation—Employment arrangements.”

Stock option and restricted stock unit grants to directors and executive officers

F-star has granted stock options to certain of its directors and executive officers. For more information regarding the stock options and RSUs granted to F-star’s directors and named executive officers, see “F-star

Executive Compensation—Equity Incentive Plans” and “The Exchange—Interests of the F-star Directors and Executive Officers in the Exchange.”

Separation pay agreements

F-star has entered into separation pay agreements with certain of its executive officers. For more information regarding these arrangements with F-star’s named executive officers, see “F-star Executive Compensation—Potential Payments Upon Termination or Change of Control.”

Indemnification Agreements

F-star intends to enter into a deed of indemnity with each of its directors and executive officers prior to the Closing. F-star’s certificate of incorporation and bylaws to be effective upon completion of the Share Exchange will also provide that F-star will indemnify its directors and executive officers to the fullest extent permitted by law. See “F-star Management—Insurance and Indemnification” for further information.

Combined Company Related Party Transaction Policy

The F-star Board of Directors will adopt written policies and procedures for the review of any transaction, arrangement or relationship in which F-star was, is or will be a participant and one of F-star’s executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom F-star refers to as a related person, has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, a “related person transaction,” the policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee of the F-star Board of Directors. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction.

DESCRIPTION OF SPRING BANK CAPITAL STOCK

Description of Capital Stock

Spring Bank is authorized to issue 210,000,000 shares of capital stock, including 200,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 undesignated shares of preferred stock, par value $0.0001 per share. As of September 30, 2020, Spring Bank had no shares of preferred stock outstanding and 17,267,202 shares of common stock outstanding with approximately 71 stockholders of record.

The following description of Spring Bank’s capital stock is not complete and may not contain all the information you should consider before investing in Spring Bank’s capital stock. This description is summarized from, and qualified in its entirety by reference to, Spring Bank’s amended and restated certificate of incorporation and amended and restated bylaws, which have been publicly filed with the SEC. See “Where You Can Find More Information.”

General

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of Spring Bank stockholders and do not have cumulative voting rights. An election of directors by Spring Bank stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Other matters will be decided by the affirmative vote of Spring Bank stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter, except as otherwise disclosed below. Spring Bank’s bylaws provide that the holders of a majority of the outstanding shares of Spring Bank common stock represent a quorum for the transaction of business at stockholder meetings, except where a separate vote by a class of capital stock is required, the holders of a majority in voting power of such class, if present by remote communication or by proxy, represent a quorum for such matter. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by Spring Bank Board. In the event of Spring Bank’s liquidation, dissolution or winding up, holders of Spring Bank common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding shares of preferred stock. Holders of Spring Bank common stock do not have preemptive or conversion rights, or other subscription rights. There are no redemption provisions applicable to Spring Bank’s common stock.

Transfer Agent and Registrar

The transfer agent and registrar for Spring Bank’s common stock is Computershare Trust Company, N.A., with offices at 150 Royall Street, Canton, MA 02021.

Stock Exchange Listing

Spring Bank’s common stock is listed for quotation on the Nasdaq Capital Market under the symbol “SBPH”.

Anti-Takeover Provisions

Delaware Law

Section 203 of the DGCL prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or Special Meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

If Section 203 applied to Spring Bank, the restrictions could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, could discourage attempts to acquire Spring Bank.

Amended and Restated Certificate of Incorporation and Restated Bylaw Provisions

Spring Bank’s amended and restated certificate of incorporation and Spring Bank’s restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of Spring Bank’s management team, including the following:

•

Board of Directors Vacancies. Spring Bank’s amended and restated certificate of incorporation and restated bylaws authorize only Spring Bank’s Board of Directors to fill vacant directorships. In addition, the number of directors constituting the full Board of Directors will not be changed without the affirmative vote of the Board of Directors. These provisions hinder a stockholder from increasing the size of Spring Bank’s Board of Directors and gaining control of the Board of Directors by filling the resulting vacancies with its own nominees.

•

Classified Board. Spring Bank’s amended and restated certificate of incorporation and proposed restated bylaws provide that its Board of Directors is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of its Board of Directors, and the prospect of that delay might deter a potential offeror. Pursuant to the amended and restated certificate of incorporation, Spring Bank’s directors may be removed by the stockholders only for cause by the affirmative vote of at least sixty-six and two thirds percent (66 2/3%) of the votes that all stockholders would be entitled to cast in an election of directors. In addition, stockholders will not be permitted to cumulate their votes for the election of directors.

•

Stockholder Action; Special Meeting of Stockholders. Spring Bank’s amended and restated certificate of incorporation provides that Spring Bank’s stockholders may not take action by written consent, but may only take action at annual or Special Meetings of its stockholders. Spring Bank’s amended and restated certificate of incorporation further provides that Special Meetings of its stockholders may be called only by a majority of the Board of Directors, the chairman of the Board of Directors and the chief executive officer, or upon the request of the holders of a majority of the issued and outstanding common stock.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Spring Bank’s restated bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders, or to nominate candidates for election as directors at the annual meeting of stockholders. Spring Bank’s restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude its stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders.

•

Issuance of Undesignated Preferred Stock. Under Spring Bank’s amended and restated certificate of incorporation, its Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Board of Directors. The existence of authorized but unissued shares of preferred stock enables the Board of Directors to render more difficult or to discourage an attempt to obtain control of Spring Bank by means of a merger, tender offer, proxy contest or otherwise.

•

Exclusive Forum. Spring Bank’s amended and restated certificate of incorporation specifies that, unless Spring Bank consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL; and (iv) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. Further, Spring Bank’s amended and restated bylaws provide that, unless Spring Bank consents in writing to an alternative forum, the U.S. federal district courts will have exclusive jurisdiction for any complaint asserting a cause of action under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and Spring Bank’s stockholders cannot waive its compliance with the federal securities laws and the rules and regulations thereunder. Spring Bank believes these provisions provide increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, these provisions may have the effect of discouraging lawsuits against Spring Bank’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against Spring Bank, a court could find the choice of forum provisions contained in Spring Bank’s amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in such action.

COMPARISON OF RIGHTS OF HOLDERS OF SPRING BANK STOCK AND F-STAR SHARE CAPITAL

Spring Bank is incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of Spring Bank are currently, and will continue to be, governed by the DGCL. F-star is registered in England and Wales and the rights of F-star shareholders are currently governed by the Companies Act 2006 (the “Companies Act”), F-star’s articles of association and the shareholders’ agreement between F-star and its shareholders. After the Closing, shareholders of F-star will become stockholders of Spring Bank, and their rights will be governed by the DGCL, the certificate of incorporation and the bylaws of F-star.

The table below summarizes the material differences between the current rights of F-star shareholders under the F-star articles of association and the rights of Spring Bank stockholders, following the Exchange, under the Spring Bank amended and restated certificate of incorporation and bylaws, as amended, as applicable, and as in effect immediately following the Exchange.

While Spring Bank and F-star believe that the summary tables cover the material differences between the rights of their respective stockholders and shareholders prior to the Exchange and the rights of Spring Bank stockholders following the Exchange, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Spring Bank stockholders and F-star shareholders, and are qualified in their entirety by reference to the DGCL, the Companies Act and the various documents of Spring Bank and F-star that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Spring Bank or a shareholder of F-star before the Exchange and being a stockholder of Spring Bank after the Exchange. Spring Bank has filed copies of its current amended and restated certificate of incorporation and bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus to you upon your request. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

Current F-star Rights Versus Rights Post-Exchange

Provision	F-star (Pre-Exchange)	Spring Bank (Post-Exchange)
Authorized Capital Stock	As of September 30, 2020, the issued share capital of F-star consists of (i) 16,265,864 ordinary shares of, par value £0.01 per share, (ii) 103,611 Seed Preference Shares, par value £0.01 per share, and (iii) 1,441,418 Series A Preference Shares, par value £0.01 per share.	The amended and restated certificate of incorporation of Spring Bank authorizes the issuance of up to 200,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share.

Number of Directors	F-star’s articles of association provide that unless agreed otherwise by certain holders of ordinary shares, Seed Preference Shares and Series A Shares, the number of directors must not be more than nine and must not be less than three.	Spring Bank’s amended and restated certificate of incorporation and amended and restated bylaws do not provide for a maximum or minimum number of directors. The number of directors must be set by approval of the Board of Directors. Currently the size of the Board of Directors is fixed at seven (7).

Stockholder Nominations and Proposals	F-star’s articles of association provide certain shareholders with rights to appoint and remove directors.	Spring Bank’s amended and restated bylaws provide that a stockholder entitled to vote at the annual meeting of the

Provision	F-star (Pre-Exchange)	Spring Bank (Post-Exchange)

So long as each Investor holds not less than 7.5% of the issued shares comprised in F-star’s share capital, other than deferred shares (the “Equity Shares”), it has the right to appoint (and remove or replace ) a director.

Each of the directors appointed by an Investor is entitled to be appointed to any committee of the F-star Board of Directors and to the board of directors of any of F-star’s subsidiaries.

TVM Life Science Ventures VI GmbH & Co. KG and TVM Life Science Ventures VI Limited Partnership; Atlas Venture Fund VII, LP; Coöperative AESCAP Venture I U.A.; MP Healthcare Venture Management, Inc.; Merck Ventures BV and Merck Holding GmbH; Novo A/S; and S.R. One, Limited; and each of their permitted transferees (the “Investors”) jointly, acting by the prior written consent of the Qualified Majority (the “Qualified Majority Consent”), may appoint (and remove or replace) up to: (i) two independent directors to the F-star Board of Directors, one of whom shall act as the F-star Board of Directors’ chairman; and (ii) one director as the F-star’s Chief Executive Officer.

F-star’s shareholders’ agreement provides that if an Investor between 3.5% and 7.5% of the issued Equity Shares, that Investor shall have the right to appoint a an observer who may attend each meeting of the F-star Board of Directors, any committee of the F-star Board of Directors and any meeting of the board of directors of any of F-star’s subsidiaries.

Certain of F-star’s investors also have an entrenched right to appoint an observer to attend each and any meeting of the F-star Board of Directors, any committee of the F-star Board of Directors and any meeting of the board of directors of any of F-star’s subsidiaries.

stockholders may nominate persons for election to the Board of Directors or propose business to be considered by the stockholders at such annual meeting, subject to certain notice and procedural requirements.

Provision	F-star (Pre-Exchange)	Spring Bank (Post-Exchange)

Classified Board of Directors	F-star’s articles of association do not provide for the division of the F-star Board of Directors into staggered classes.	Spring Bank’s amended and restated certificate of incorporation provides for the Board of Directors to be divided into three classes, with one class being elected each year at the annual meeting and members of each class holding office for a three-year term.

Removal of Directors

Under the Companies Act, the F-star Board of Directors has the power to call a general meeting of F-star’s shareholders and F-star’s shareholders have a right to require that the directors exercise this power.

F-star’s articles of association provide that if the shareholders exercise such sower, the F-star Board of Directors must convene the meeting for a date not later than 28 days after the date on which they became subject to the requirement under the Companies Act.

Under the amended and restated certificate of incorporation of Spring Bank, a director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of 66 2/3% of the voting power of all then outstanding shares of voting stock of Spring Bank with the power to vote at an annual election of directors.

Special Meeting of the Stockholders	Under the Companies Act 2006, F-star’s Board has the power to call a general meeting of the shareholders of F-star. In addition, F-star’s shareholders have a right to require that the directors exercise their power and call a general meeting. F-star’s articles of association provide that if the shareholders exercise such power F-star’s Board must convene the meeting for a date not later than 28 days after the date on which they became subject to such requirement under the Companies Act.	The amended and restated certificate of incorporation of Spring Bank and the amended and restated bylaws of Spring Bank provide that a Special Meeting of the stockholders of Spring Bank may be called, for any purpose or purposes, at any time by the Spring Bank Board, the Chairman of the Board or the Chief Executive Officer, but such Special Meetings may not be called by stockholders or any other person or persons.

Cumulative Voting	F-star’s articles of association do not have a provision granting cumulative voting rights in the election of its directors.	The DGCL does not provide Spring Bank’s stockholders with the right to cumulate their votes in the election of directors.

Vacancies	With the exception of the nomination procedures discussed above, F-star’s articles of association do not provide specific procedures for filling a vacancy on the F-star Board.	The amended and restated certificate of incorporation and amended and restated bylaws of Spring Bank provide that, subject to the rights of holders of any series of preferred stock, any vacancy or newly created directorships on the Spring

Provision	F-star (Pre-Exchange)	Spring Bank (Post-Exchange)
Bank Board will be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and will not be filled by the stockholders. A director elected to fill a vacancy will hold office until the next election of the class for which such director will have been chosen, subject to the election and qualification of a successor or until such director’s earlier death, resignation or removal.

Voting Stock	F-star’s articles of association provide that the holders of Series A Shares, Seed Preferred Shares and Ordinary Shares are each entitled to one vote for each share held on record.	Holders of Spring Bank common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Drag Along	F-star’s articles of association provide that if the holders of, in aggregate, at least 65% of F-star’s Series A Shares, Seed Preferred Shares and ordinary shares (as if they were the same class) held by Investors (a “Qualified Majority”) wish to transfer their F-star shares to a third party purchaser, those shareholders are able to require all the other F-star shareholders (including optionholders who become shareholders in F-star on exercise of their share options) to also sell and transfer all their shares to that third-party purchaser.	Spring Bank does not have any drag along terms in place.

Registration Rights	F-star’s shareholders’ agreement provides that in the event of an IPO of F-star’s shares the Investors will be entitled to certain registration rights, including: (i) two demand registration rights each year; (ii) unlimited piggy back registrations on all registrations by F-star for its own account; and (iii) the payment by F-star of any registration and legal expenses up to £50,000 (plus value added tax).

Stockholder Action by Written Consent	Under the Companies Act 2 and as permitted by F-star’s articles of association, certain resolutions may be passed in writing, as is usual for a	Spring Bank’s amended and restated certificate of incorporation does not permit stockholders to act by written consent. Stockholders may only

Provision	F-star (Pre-Exchange)	Spring Bank (Post-Exchange)
	company incorporated in England and Wales.	act at an annual or Special Meeting called in accordance with the amended and restated bylaws.

Notice of Stockholder Meeting	Under the Companies Act, as a private limited company, at least 14 days’ notice is required for any general meeting (including any annual general meeting) of F-star.	Under the amended and restated bylaws of Spring Bank, the notice of any meeting of stockholders will be given not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice will be effective if given by a form of electronic transmission (in a manner consistent with the DGCL) by the stockholder to whom the notice is given.

Conversion Rights and Protective Provisions

F-star’s articles of association provide that any holder of Series A Shares and/or Seed Preference Shares shall be entitled, by written notice, to require the conversion of those shares into ordinary shares. A holder of Series A Shares and/or Seed Preference Shares can state in their notice requiring the conversion that such conversion is conditional upon certain events.

All the Series A Shares and Seed Preference Shares will automatically convert into ordinary shares: (a) on the date of a notice given by a Qualified Preference Majority requiring such conversion; or (b) immediately prior to the occurrence of an IPO that meets certain criteria.

On a conversion, the conversion ratio shall be one ordinary share for each Series A Share or Seed Preferred Share held. The Ordinary Shares resulting from the conversion will rank pari passu with all existing Ordinary Shares in issue.

The amended and restated certificate of incorporation of Spring Bank does not provide that holders of Spring Bank’s capital stock have preemptive, conversion or other protective rights.

Right of First Refusal	F-star’s articles of association provide that, with the exception of transfers to certain permitted transferees, a	Spring Bank does not have a right of first refusal in place.

Provision	F-star (Pre-Exchange)	Spring Bank (Post-Exchange)

shareholder who desires to transfer their shares to a third party must notify F-star of that intention and then, before the sale, offer those shares to: (i) first, the Investors; and (ii) second, the holders of the ordinary shares (other than the Investors). The sale price will be the price specified by the selling shareholder in its initial sale notice tor a value otherwise agreed by the parties.

Any shares not sold through the above pre-emption process, may be sold to the intended third party at the same agreed price provided that certain requirements are satisfied e.g. the transfer cannot be to a competitor of F-star

Right of Co-Sale

F-star’s articles of association provide that where a shareholder who has been through the pre-emption process contained in the articles of association (as explained above) wishes to sell more than 2% of the Equity Shares (but less than a number that constitutes a controlling interest), Investors who have not taken up their pre-emption rights will be entitled to benefit from a co-sale right, enabling them to sell some of their Equity Shares on the same terms proposed by the transferor. The maximum number of shares an Investor can sell is determined as: (X / Y) x Z where:

X = the number of Equity Shares held by the Investor;

Y = the total number of Equity Shares; and

Z = the number of Equity Shares the transferor is proposing to sell.

Spring Bank does not have a right of co-sale in place.

Forum Selection	F-star’s articles of association do not have a provision regarding forum selection.	Spring Bank’s amended and restated certificate of incorporation provides that, unless Spring Bank consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the

Provision	F-star (Pre-Exchange)	Spring Bank (Post-Exchange)
corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Spring Bank to Spring Bank or Spring Bank’s stockholders, (iii) any action asserting a claim against Spring Bank or any director or officer or other employee of Spring Bank arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim against Spring Bank or any director or officer or other employee of Spring Bank governed by the internal affairs doctrine. For more information see the section titled “Description of Spring Bank Capital Stock” in this prospectus/information statement.

Indemnification

F-star’s articles of association provide that, subject to the Companies Act, each of F-star’s directors and other officers are entitled to be indemnified by F-star against all liabilities incurred by him in the execution and discharge of his or her duties or in relation to those duties, save that such director or other officer will not be indemnified against: (i) liability incurred by the director to the Company; (ii) liability incurred by the director to pay a fine imposed in criminal proceedings or payable to a regulatory authority in respect of non-compliance with any regulatory requirements; or (iii) liability incurred by the director in defending criminal proceedings in which he is convicted, in defending civil proceedings against him from the Company, or in connection with application under sections 661(3),(4) or 1157 of the Companies Act.

Subject to certain limited exemptions, the Companies Act renders void an indemnity for a director against any liability attaching to him in connection with any negligence, default, breach of

The amended and restated certificate of incorporation of Spring Bank provides that a director of Spring Bank will not be personally liable to Spring Bank or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL, as amended. The amended and restated certificate of incorporation of Spring Bank further provides that Spring Bank will, to the fullest extent permitted by law, indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Spring Bank.

The amended and restated bylaws of Spring Bank provide that Spring Bank will indemnify and hold harmless,

Provision	F-star (Pre-Exchange)	Spring Bank (Post-Exchange)
	duty or breach of trust in relation to the company of which he or she is a director.	to the fullest extent permitted by the DGCL, as amended, any director or officer of Spring Bank who was or is made or is threatened to be made a party to any proceeding, except that Spring Bank will be required to indemnify an officer or director in connection with a proceeding initiated by such person only if the proceeding was authorized in the specific case by the Spring Bank Board. These rights are not exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, the bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Advancement of Expenses	The Companies Act permits F-star to pay or reimburse a director for certain expenditures incurred by that director in the defense of certain proceedings and investigations brought against him in relation to F-star or an associated company.	The amended and restated certificate of incorporation of Spring Bank provides that, to the fullest extent not prohibited by applicable law, Spring Bank will pay the expenses incurred by any officer or director in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the person to repay all amounts in advance if it should be ultimately determined that the person is not entitled to be indemnified under the amended and restated bylaws of Spring Bank or otherwise.

Dividends Declaration and Payment of Dividends	F-star’s articles of association provide that F-star’s distributable profits in respect of any financial year will, if determined by F-star’s Board acting with Qualified Majority Consent, be	Subject to the DGCL, Spring Bank’s Board of Directors may declare any dividend upon the capital stock of Spring Bank.

Provision	F-star (Pre-Exchange)	Spring Bank (Post-Exchange)

paid as dividends to F-star’s shareholders pro rata to their holding of Equity Shares.

In addition, the F-star shareholders’ agreement provides that F-star may not declare or make payment of any dividend or distribution without first obtaining the written consent of the holders of more than 65% of shares held by the Investors.

Dividends may be paid in cash, property or capital stock.

General Provisions

F-star’s articles of association may be amended by special resolution (being a resolution passed by the holders of at least 75% of the shares voted), as prescribed by applicable law and F-star’s articles of association.

In addition, the F-star shareholders agreement provides that F-star may not amend, modify or repeal any provision of its articles of association without first obtaining the written consent of the holders of more than 65% of shares held by the Investors.

Spring Bank’s amended and restated certificate of incorporation may be amended as prescribed by applicable law. Under the DGCL, an amendment to a certificate of incorporation must be approved by a majority of the stock entitled to vote on the amendment (unless a higher vote is required by the corporation’s certificate of incorporation). Spring Bank’s amended and restated bylaws may be amended by the Board of Directors or by the stockholders as provided in the amended and restated certificate of incorporation.

Anti-dilution	The F-star articles of association include anti-dilution rights in favor of holders of Series A Shares.

Matters requiring consent

The F-star shareholders’ agreement provides that holders of at least 65% of the shares held by the Investors must first consent to the following matters, before they are implemented:

1.  any amendments of F-star’s articles of association;

2.  the merger, the demerger, change of corporate form or any measures that lead to a change in corporate structure of F-star;

3.  any increase or decreased of F-star’s nominal share capital;

4.  the approval of F-star’s financial statements

Provision	F-star (Pre-Exchange)	Spring Bank (Post-Exchange)

5.  the declaration and payment of any dividends or distributions

6.  the liquidation or winding up of F-star;

7.  any redemption, repurchase or other acquisition of any securities of F-star;

8.  any authorization or any designation of a new class or series of shares in F-star;

9.  any increase or decrease in the number of F-star’s directors;

10.  any public listing of F-star’s shares;

11.  the implementation of any employee incentive or benefit;

12.  any sale, licensing or other disposal of all or substantially all of the undertaking or assets of F-star; and

13.  any borrowing or the incurring of any indebtedness by F-star in excess of £500,000 per annum.

PRINCIPAL STOCKHOLDERS OF SPRING BANK

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus do not give effect to the Reverse Stock Split.

The following table sets forth certain information with respect to the beneficial ownership of Spring Bank common stock as of September 30, 2020 for (a) Spring Bank’s executive officers, (b) each of its directors, (c) all of the current directors and executive officers as a group and (d) each stockholder known to own beneficially more than 5% of Spring Bank common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Spring Bank deems shares of common stock that may be acquired by an individual or group within 60 days of September 30, 2020 pursuant to the exercise of options, warrants or convertible notes to be outstanding for the purpose of computing the percentage ownership of such individual or group, but those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in footnotes to this table, Spring Bank believes that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to Spring Bank by these stockholders. Percentage of ownership is based on 17,267,202 shares of common stock outstanding on September 30, 2020.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Spring Bank Pharmaceuticals, Inc., 35 Parkwood Drive, Suite 210, Hopkinton, MA 01748. Beneficial ownership representing less than one percent of Spring Bank’s outstanding common stock is denoted with an “*.”

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
5%+ Stockholders:
Ridgeback Capital Investments Ltd.(1)	1,142,900	6.6%
Biotechnology Value Fund, L.P.(2)	951,701	5.5%

Other Directors and other Named Executive Officers:
Kurt Eichler(3)	676,489	3.9%
R.P. “Kris” Iyer, Ph.D.(4)	586,041	3.4%
Martin Driscoll(5)	583,598	3.3%
Todd Brady, M.D., Ph.D.(6)	103,605	*
David Arkowitz(7)	79,440	*
Timothy Clackson, Ph.D.(8)	70,889	*
Scott Smith(9)	56,351	*
Pamela Klein, M.D.(10)	9,792	*
All Current Directors and Officers as a Group (10 persons)(11)	2,260,749	12.4%

(1)

This information is based solely on a Schedule 13G filed with the SEC on January 6, 2020. Consists of 1,142,900 shares of common stock beneficially owned by Ridgeback Capital Investments L.P. (“RCILP”). Ridgeback Capital Management LP (“RCM”) and Ridgeback Capital Investments Ltd. (“RCI”) do not own any Shares directly. RCI is the general partner of RCILP. Pursuant to an investment management agreement, RCM maintains investment and voting power with respect to the securities held or controlled by RCI. Wayne Holman, an individual, controls RCM. RCM and RCI may be deemed to own beneficially all of the shares. Each of RCM and RCI disclaim beneficial ownership of any of the securities held by RCILP, except to the extent of any pecuniary interest therein. The address of the principal business office of each of RCILP, RCI and RCM is 500 South Pointe Drive, Suite 220, Miami Beach, Florida 33139.

(2)

This information is based solely on a Schedule 13G/A filed with the SEC on February 14, 2020. Consists of 466,424 shares of common stock beneficially owned by Biotechnology Value Fund, L.P. (“BVF”), 355,132 shares of common stock beneficially owned by Biotechnology Value Fund II, L.P. (“BVF2”), 72,232 shares of common stock beneficially owned by Biotechnology Value Trading Fund OS LP (“Trading Fund OS”) and 57,913 shares of common stock in a certain account managed by BVF Partners L.P. (the “Partners Managed

Account”). BVF I GP LLC (“BVF GP”), as the general partner of BVF, may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP LLC (“BVF2 GP”), as the general partner of BVF2, may be deemed to beneficially own the shares beneficially owned by BVF2. BVF Partners OS Ltd. (“Partners OS”), as the general partner of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GP Holdings LLC (“BVF GPH”), as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 821,556 shares beneficially owned in the aggregate by BVF and BVF2. Partners, as the investment manager of BVF, BVF2, and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 951,701 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and a certain Partners managed account (the “Partners Managed Account”), including 57,913 Shares held in the Partners Managed Account. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners and Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. Each of BVF GP, BVF2 GP, Partners OS, BVF GPH, Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of common stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts. The address of the principal’ business and office of BVF Inc. and certain of its affiliates is 1 Sansome Street, 30th Floor, and San Francisco, California, 94194.
(3)

Consists of (i) 549,273 shares held directly by Mr. Eichler, (ii) 32,125 shares of common stock issuable upon the exercise of options held by Mr. Eichler exercisable within 60 days after September 30, 2020, (iii) 64,100 shares of common stock issuable upon the exercise of warrants held by Mr. Eichler exercisable within 60 days after September 30, 2020, (iv) 19,791 shares of Spring Bank common stock held by Teresa Eichler as custodian for Katherine Eichler UGMA NJ and beneficially owned by Mr. Eichler, of which Mr. Eichler has shared voting and investment power, (v) 10,000 shares held by trusts for which Mr. Eichler serves as the trustee, of which Mr. Eichler has sole voting and investment power, and (vi) 1,200 shares are held by Mr. Eichler as custodian for one of his minor children, of which Mr. Eichler has sole voting and investment power.

(4)

Consists of (i) 50,000 shares of common stock held directly by Dr. Iyer, (ii) 104,791 shares of common stock issuable upon the exercise of options held by Dr. Iyer exercisable within 60 days after September 30, 2020 and (iii) 431,250 shares of common stock held by a family trust in which Dr. Iyer is a trustee and shares voting and investment control.

(5)

Consists of (i) 90,400 shares held by Mr. Driscoll, (ii) 21,900 shares of common stock issuable upon the exercise of warrants held by Mr. Driscoll exercisable within 60 days after September 30, 2020 and (iii) 471,298 shares of common stock issuable upon the exercise of options held by Mr. Driscoll exercisable within 60 days after September 30, 2020.

(6)

Consists of (i) 60,016 shares held by Dr. Brady, (ii) 10,964 shares of common stock issuable upon the exercise of warrants held by Dr. Brady exercisable within 60 days after September 30, 2020 and (iii) 32,625 shares of common stock issuable upon the exercise of options held by Dr. Brady exercisable within 60 days of September 30, 2020.

(7)

Consists of (i) 37,929 shares held by Mr. Arkowitz, (ii) 4,386 shares of common stock issuable upon the exercise of warrants held by Mr. Arkowitz exercisable within 60 days after September 30, 2020 and (iii) 37,125 shares of common stock issuable upon the exercise of options held by Mr. Arkowitz exercisable within 60 days after September 30, 2020.

(8)	Consists of (i) 50,486 shares held by Dr. Clackson and (ii) 20,403 shares of common stock issuable upon the exercise of options held by Dr. Clackson exercisable within 60 days of September 30, 2020.
(9)	Consists of (i) 37,476 shares held by Mr. Smith and (ii) 18,875 shares of common stock issuable upon the exercise of options held by Mr. Smith exercisable within 60 days of September 30, 2020.
(10)	Consists of 9,792 shares of common stock issuable upon the exercise of options held by Dr. Klein exercisable within 60 days of September 30, 2020.
(11)

See footnotes (3) through (10) above. Also includes (i) 67,125 shares of common stock issuable upon the exercise of options held by Garrett Winslow, Spring Bank’s General Counsel and Corporate Secretary, exercisable within 60 days of September 30, 2020, (ii) 9,169 shares directly or indirectly held by Lori Firmani, Spring Bank’s Vice President, Finance, and (iii) 18,250 shares of common stock issuable upon the exercise of options held by Ms. Firmani exercisable within 60 days of September 30, 2020.

PRINCIPAL SHAREHOLDERS OF F-STAR

The following table sets forth certain information with respect to the beneficial ownership of F-star’s ordinary shares as of September 30, 2020 for:

•	each person, or group of affiliated persons, who are known by F-star to beneficially own more than 5% of the outstanding ordinary shares of F-star;

•	each of F-star’s directors as of September 30, 2020;

•	each of F-star’s named executive officers; and

•	all of the current directors and executive officers of F-star as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of September 30, 2020, through the exercise of any stock option, settlement of RSUs or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

The percentage of ownership is based on 30,662,258 F-star ordinary shares outstanding on September 30, 2020, after giving effect to the conversion of all outstanding F-star preference shares into an aggregate of 1,545,029 F-star ordinary shares and the conversion of all outstanding F-star convertible notes into an aggregate of 12,851,365 F-star ordinary shares, with interest calculated as of November 20, 2020, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. F-star does not know of any arrangements, including any pledge by any person of securities of F-star, the operation of which may at a subsequent date result in a change of control of F-star.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percentage of Beneficial Ownership (3)
Named Executive Officers and Directors
Eliot Forster, Ph.D. (4)	348,778	1.1%
Darlene Deptula-Hicks (5)	101,070	*
Neil Brewis, Ph.D. (6)	219,036	*
Louis Kayitalire, M.D. (7)	92,175	*
Nessan Bermingham, Ph.D. (8)	200,119	*
Edward Benz, M.D. (9)	32,083	*
Jean-Francois Formela, M.D. (10)	—	—
Deborah Harland, Ph.D. (11)	—	—
Patrick Krol (12)	—	—
Geoffrey Race (13)	32,083	*
Helmut Schuehsler, Ph.D. (14)	—	—
All current executive officers and directors as a group (11 persons)	1,078,710	3.4%

5% and Greater Shareholders
Entities affiliated with Atlas Venture Fund (15) 400 Technology Square, 10th Floor Cambridge, MA 02139	8,762,321	28.58%
Coöperatieve Aescap Venture I, U.A. (16) Barbara Strozzilaan 101 1083 HN Amsterdam, Netherlands	4,622,717	15.08%
Entities affiliated with TVM Life Sciences (17) Ottostraße 4 80333 Munich, Germany	3,199,738	10.44%
MP Healthcare Venture Management Inc. (18) 33 Arch Street Boston, MA 02110	2,142,028	6.99%
Merck Ventures B.V. (19) Frankfurter Strasse 250 Darmstadt, 64293, Germany	3,046,254	9.93%
S.R. One, Limited (20) 29 Farm Street Office # 3.01 London W15FRL, UK	5,468,143	17.83%

*	Indicates beneficial ownership of less than 1% of the total outstanding F-star ordinary shares.
(1)	Unless otherwise indicated, the address of such individual is Eddeva B920, Babraham Research Campus, Cambridge CB22 3AT, UK.

(2)	Applicable number of shares beneficially owned is calculated as of September 30, 2020, including any shares that the individual has the right to acquire within 60 days of September 30, 2020.
(3)	Applicable percentage ownership is based on 16,265,864 F-star ordinary shares outstanding as of September 30, 2020.
(4)

Consists of (i) 164,978 ordinary shares, (ii) 27,308 shares issuable upon the exercise of options in the legacy GmbH Scheme exercisable within 60 days of September 30, 2020, and (iii) 156,493 shares issuable upon the exercise of options outstanding under the F-star EIP exercisable within 60 days of September 30, 2020.

(5)	Consists of 101,070 shares issuable upon the exercise of options in the F-star EIP exercisable within 60 days of September 30, 2020.
(6)

Consists of (i) 176,380 ordinary shares, (ii) 20,229 shares issuable upon the exercise of options in the legacy GmbH Scheme, and (iii) 22,427 shares issuable upon the exercise of options outstanding under the 2019 F-star EIP exercisable within 60 days of September 30, 2020.

(7)	Consists of 92,175 shares issuable upon the exercise of options under the F-star EIP exercisable within 60 days of September 30, 2020.
(8)

Consists of 200,119 shares issuable upon the exercise of options in a Non-qualifying plan exercisable within 60 days of September 30, 2020. This does not include share capital held by Atlas Venture Fund VII, L.P. or the ordinary shares issuable upon the conversion of the convertible notes held by Atlas Venture Opportunity Fund I., L.P.

(9)	Consists of 32,083 shares issuable upon the exercise of options outstanding under the F-star EIP exercisable within 60 days of September 30, 2020.
(10)

This does not include the share capital held by Atlas Venture Fund VII, L.P. or the ordinary shares issuable upon the conversion of the convertible notes held by Atlas Venture Opportunity Fund I., L.P.

(11)

This does not include the share capital held by or the ordinary shares issuable upon the conversion of the convertible notes held by S.R. One, Limited, an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

(12)	This does not include the share capital held by or the ordinary shares issuable upon the conversion of the convertible notes held by Coöperatieve Aescap Venture I, U.A.
(13)	Consists of 32,083 shares issuable upon the exercise of options outstanding under the F-star EIP.
(14)

This does not include the shares held by or the ordinary shares issuable upon the conversion of the convertible notes held by TVM Life Science Ventures VI GmbH & Co. KG and TVM Life Science Ventures VI L.P.

(15)

Consists of (i) 103,611 ordinary shares issuable upon conversion of Series Seed Preferred shares held by Atlas Venture Fund VII, L.P., (ii) 313,661 ordinary shares issuable upon conversion of Series A Preferred shares held by Atlas Venture Fund VII, L.P., (iii) 4,693,801 ordinary shares held by Atlas Venture Fund VII, L.P., and (iv) 3,651,248 ordinary shares issuable upon conversion of $4,344,986 of convertible notes, interest calculated as of November 20, 2020 held by Atlas Venture Opportunity Fund I, L.P. Atlas Venture Associates VII, L.P. (“AVA VII LP”) is the sole general partner of Atlas Venture Fund VII, L.P. Atlas Venture Associates VII, Inc. (“AVA VII Inc.”) is the sole general partner of AVA VII LP. Peter Barrett, Bruce Booth, Jeff Fagnan and Jean-Francois Formela are each directors of AVA VII Inc (collectively referred to as “AVA Directors”). Nessan Bermingham, Ph.D., a Venture Partner of Atlas Venture, and Jean-Francois Formela, M.D., a partner of Atlas Venture, are members of F-star’s board of directors. Atlas Venture Associates Opportunity I, L.P. (“AVAO I LP”) is the sole general partner of Atlas Venture Opportunity Fund I, L.P. Atlas Venture Associates Opportunity I, LLC (“AVAO I LLC”) is the sole general partner of AVAO I LP. Bruce Booth, Kevin Bitterman, Jason Rhodes, David Grayzel and Jean-Francois Formela are each members of AVAO I LLC (collectively referred to as “AVAO Members”). Each of AVA VII LP, AVA VII Inc., the AVA Directors, AVAO I LP, AVAO I LLC, the AVA Members and Nessan Bermingham disclaim beneficial ownership of the shares, except to the extent of their proportionate pecuniary interest therein, if any.

(16)

Consists of (i) 302,880 ordinary shares issuable upon conversion of Series A Preferred shares, (ii) 3,407,025 ordinary shares, and (iii) 912,812 ordinary shares issuable upon conversion of $1,086,247 of convertible notes, interest calculated as of November 20, 2020. Hans Bosman, Michiel de Haan and Patrick Krol have a joint voting and investment power of the securities held by Coöperatieve Aescap Venture I, U.A.

(17)

Consists of (i) 130,778 ordinary shares issuable upon conversion of Series A Preferred shares, (ii) 1,471,079 ordinary shares held by TVM Life Science Ventures VI GmbH & Co. KG (“TVM VI”), (iii) 36,254 ordinary shares issuable upon conversion of Series A Preferred shares, (iv) 407,833 ordinary shares held by TVM Life Science Ventures VI L.P. (“TVM VI LP”), (v) 903,864 ordinary shares issuable upon conversion of $1,075,384 of convertible notes held by TVM VI, interest calculated as of November 20, 2020, and (vi) 250,110 ordinary shares issuable upon conversion of $297,632 of convertible notes, interest calculated as of November 20, 2020 held by TVM VI LP. Hubert Birner and Stefan Fischer are members of the investment committee of TVM Life Science Ventures Management VI L.P. (“TVM VI Management”), a special limited partner of each of TVM VI and TVM VI LP, with voting and dispositive power over the shares held by TVM VI and TVM VI LP.

(18)

Consists of (i) 100,353 ordinary shares issuable upon conversion of Series A Preferred shares, (ii) 1,128,863 ordinary shares, and (iii) 912,812 ordinary shares issuable upon conversion of $1,086,247 of convertible notes, interest calculated as of November 20, 2020. Jeffrey B. Moore, DPhil, MBA, President of MP Healthcare Ventures Inc., with approval from the MP Healthcare Venture Management Inc. board of directors, has voting and investment power of the securities held by MP Healthcare Venture Management Inc.

(19)

Consists of (i) 99,653 ordinary shares issuable upon conversion of Series A Preferred shares, (ii) 1,120,977 ordinary shares, and (iii) 1,825,624 ordinary shares issuable upon conversion of $2,172,493 of convertible notes, interest calculated as of November 20, 2020. Merck Ventures B.V. is a wholly owned subsidiary of Merck B.V. Merck B.V. may be deemed to have sole voting and dispositive power with respect to the shares held by Merck Ventures B.V. Merck Ventures B.V. is a wholly owned indirect subsidiary of Merck KGaA, a publicly traded company (Frankfurt Stock Exchange, DAX 30). Merck KGaA may be deemed to have sole voting and dispositive power with respect to the shares held by Merck Ventures B.V.

(20)

Consists of (i) 148,333 ordinary shares issuable upon conversion of Series A Preferred shares, (ii) 1,668,562 ordinary shares, and (iii) 3,651,248 ordinary shares issuable upon conversion of $4,344,986 of convertible notes, interest calculated as of November 20, 2020. S.R. One, Limited, is an indirect, wholly-owned subsidiary of GlaxoSmithKline plc. GlaxoSmithKline plc has sole voting and investment power of the securities held by S.R. One, Limited.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus do not give effect to the Reverse Stock Split.

The following table sets forth certain information with respect to the beneficial ownership of the combined company’s common stock immediately after the Closing:

•	each person, or group of affiliated persons, expected by Spring Bank and F-star to become the beneficial owner of more than 5% of the outstanding common stock of the combined company;

•	each person expected to be a named executive officer or director of the combined company; and

•	all of the combined company’s executive officers and directors as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of September 30, 2020, through the exercise of any stock option, settlement of RSUs or other right. Unless otherwise indicated, Spring Bank and F-star believe, based on the information furnished to each company, that the persons named in the table below have sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

The percentage of ownership is based on 46,410,724 shares of common stock expected to be outstanding upon the Closing, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Neither Spring Bank nor F-star know of any arrangements, including any pledge by any person of securities of the combined company, the operation of which may at a subsequent date result in a change of control of the combined company.

Immediately after the consummation of the Exchange, based on the Exchange Ratio of 0.4277, it is expected that F-star securityholders will own approximately 52.5% of Spring Bank common stock, and Spring Bank securityholders will own approximately 47.5% of Spring Bank common stock, subject to adjustment of the Exchange Ratio as set forth in the Exchange Agreement and taking into account an assumed Pre-Closing Financing of $25.0 million described in this proxy statement/prospectus. The initial Exchange Ratio set forth above assumes (i) that Spring Bank will have net cash of $13 million at Closing, (ii) that the $15.0 million and $17.0 million thresholds will each be reduced by $250,000 on October 30, 2020, (iii) a Pre-Closing Financing amount of $15.0 million (iv) Spring Bank outstanding shares as of the Closing will be equal to 17,987,202, (v) that all outstanding and unexercised Spring Bank options immediately prior to the Closing have an exercise price equal to or greater than the current trading price for shares of Spring Bank common stock at the Closing and (vi) F-star outstanding shares as of the Closing will be equal to 37,837,069, after giving effect to the conversion of all outstanding F-star preference shares and F-star convertible notes with interest calculated as of November 20, 2020 into F-star ordinary shares.

The Exchange Ratio is calculated using a formula intended to allocate a percentage of the combined company to existing F-stars Securityholders. Immediately following the Closing and assuming an Exchange Ratio of 0.4277 (which assumes both that Spring Bank will have net cash of $13.0 million at Closing, the $15.0 million and $17.0 million thresholds will each be reduced by $250,000 on October 30, 2020, and that F-star raises $15.0 million in the Pre-Closing Financing), the Spring Bank securityholders and the holders of F-star’s share capital (including all F-star shares issued in connection with the F-star Note Conversion, the F-star Share Conversion and Pre-Closing Financing) are expected to own approximately 47.5% and 52.5%, respectively, of the outstanding capital stock of the combined company.

The following table and the related notes assume that each F-star ordinary share will convert into the right to receive 0.4277 shares of Spring Bank Common Stock and to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus. See “The Exchange Agreement—Exchange Consideration” in this prospectus/information statement for more information regarding the Exchange Ratio.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percentage of Beneficial Ownership (3)
Named Executive Officers and Directors
Eliot Forster, Ph.D. (4)	149,172	*
Darlene Deptula-Hicks (5)	43,227	*
Neil Brewis, Ph.D. (6)	93,681	*
Louis Kayitalire, M.D. (7)	39,423	*
Nessan Bermingham, Ph.D. (8)	85,590	*
Edward Benz, M.D. (9)	13,721	*
Geoffrey Race (10)	13,721	*
Pamela Klein, M.D. (11)	9,792	*
Patrick Krol (12)	—	*
Todd Brady, M.D., Ph.D. (13)	103,605	*
David Arkowitz (14)	79,440	*
All executive officers and directors as a group (11 persons)	620,262	1.6%

5% and Greater Stockholders
Entities affiliated with Atlas Venture (15) 400 Technology Square, 10th Floor Cambridge, MA 02139	3,747,645	9.9%
Coöperatieve Aescap Venture I, U.A. (16) Barbara Strozzilaan 101 1083 HN Amsterdam, Netherlands	1,977,136	5.2%
S.R. One, Limited (17) 29 Farm Street Office # 3.01 London W15FRL, UK	2,338,725	6.2%

*	Indicates beneficial ownership of less than 1% of the total outstanding F-star ordinary shares.
(1)	Unless otherwise indicated, the address of such individual is Eddeva B920, Babraham Research Campus, Cambridge CB22 3AT, UK.
(2)

Applicable number of shares of stock beneficially owned is calculated as of September 30, 2020, including any shares of stock that the individual has the right to acquire within 60 days of September 30, 2020.

(3)	Applicable percentage ownership is based on 46,410,724 shares of common stock outstanding as of September 30, 2020.
(4)

Consists of (i) 70,561 ordinary shares, (ii) 11,679 shares issuable upon the exercise of options in the legacy GmbH Scheme exercisable within 60 days of September 30, 2020, and (iii) 66,932 shares issuable upon the exercise of options outstanding under the F-star EIP exercisable within 60 days of September 30, 2020.

(5)	Consists of 43,227 shares issuable upon the exercise of options in the F-star EIP exercisable within 60 days of September 30, 2020.
(6)

Consists of (i) 75,437 ordinary shares, (ii) 8,651 shares issuable upon the exercise of options in the legacy GmbH Scheme, and (iii) 9,592 shares issuable upon the exercise of options outstanding under the F-star EIP exercisable within 60 days of September 30, 2020.

(7)	Consists of 39,423 shares issuable upon the exercise of options under the F-star EIP exercisable within 60 days of September 30, 2020.
(8)

Consists of 85,590 shares issuable upon the exercise of options in a Non-qualifying plan exercisable within 60 days of September 30, 2020. This does not include share capital held by Atlas Venture Fund VII, L.P. or the ordinary shares issuable upon the conversion of the convertible notes held by Atlas Venture Opportunity Fund I., L.P.
(9)	Consists of 13,721 shares issuable upon the exercise of options outstanding under the F-star EIP exercisable within 60 days of September 30, 2020.
(10)	Consists of 13,721 shares issuable upon the exercise of options outstanding under the F-star EIP.
(11)	Consists of 9,792 shares of common stock issuable upon the exercise of fully vested and exercisable options held by Dr. Klein.
(12)	This does not include the share capital held by or the ordinary shares issuable upon the conversion of the convertible notes held by Coöperatieve Aescap Venture I, U.A.
(13)

Consists of (i) 60,016 shares held by Dr. Brady, (ii) 10,964 shares of common stock issuable upon the exercise of warrants held by Dr. Brady exercisable within 60 days after September 30, 2020 and (iii) 32,625 shares of common stock issuable upon the exercise of fully vested and exercisable options held by Dr. Brady.

(14)

Consists of (i) 37,929 shares held by Mr. Arkowitz, (ii) 4,386 shares of common stock issuable upon the exercise of warrants held by Mr. Arkowitz exercisable within 60 days after September 30, 2020 and (iii) 37,125 shares of common stock issuable upon the exercise of fully vested and exercisable options held by Mr. Arkowitz.

(15)

Consists of (i) 44,314 ordinary shares issuable upon conversion of Series Seed Preferred shares held by Atlas Venture Fund VII, L.P., (ii) 134,152 ordinary shares issuable upon conversion of Series A Preferred shares held by Atlas Venture Fund VII, L.P., (iii) 2,007,538 ordinary shares held by Atlas Venture Fund VII, L.P., and (iv) 1,561,638 ordinary shares issuable upon conversion of $4,344,986 of convertible notes, interest calculated as of November 20, 2020 held by Atlas Venture Opportunity Fund I, L.P. Atlas Venture Associates VII, L.P. (“AVA VII LP”) is the sole general partner of Atlas Venture Fund VII, L.P. Atlas Venture Associates VII, Inc. (“AVA VII Inc.”) is the sole general partner of AVA VII LP. Peter Barrett, Bruce Booth, Jeff Fagnan and Jean-Francois Formela are each directors of AVA VII Inc (collectively referred to as “AVA Directors”). Nessan Bermingham, Ph.D., a Venture Partner of Atlas Venture, and Jean-Francois Formela, M.D., a partner of Atlas Venture, are members of F-star’s board of directors. Atlas Venture Associates Opportunity I, L.P. (“AVAO I LP”) is the sole general partner of Atlas Venture Opportunity Fund I, L.P. Atlas Venture Associates Opportunity I, LLC (“AVAO I LLC”) is the sole general partner of AVAO I LP. Bruce Booth, Kevin Bitterman, Jason Rhodes, David Grayzel and Jean-Francois Formela are each members of AVAO I LLC (collectively referred to as “AVAO Members”). Each of AVA VII LP, AVA VII Inc., the AVA Directors, AVAO I LP, AVAO I LLC, the AVA Members and Nessan Bermingham disclaim beneficial ownership of the shares, except to the extent of their proportionate pecuniary interest therein, if any.

(16)

Consists of (i) 129,541 ordinary shares issuable upon conversion of Series A Preferred shares, (ii) 1,457,184 ordinary shares, and (iii) 390,409 ordinary shares issuable upon conversion of $1,086,247 of convertible notes, interest calculated as of November 20, 2020. Hans Bosman, Michiel de Haan and Patrick Krol have a joint voting and investment power of the securities held by Coöperatieve Aescap Venture I, U.A.

(17)

Consists of (i) 63,442 ordinary shares issuable upon conversion of Series A Preferred shares, (ii) 713,643 ordinary shares, and (iii) 1,561,638 ordinary shares issuable upon conversion of $4,344,986 of convertible notes, interest calculated as of November 20, 2020. S.R. One, Limited, is an indirect, wholly-owned subsidiary of GlaxoSmithKline plc. GlaxoSmithKline plc has sole voting and investment power of the securities held by S.R. One Limited.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. will pass upon the validity of the Spring Bank common stock offered by this proxy statement/prospectus. The material U.S. federal income tax consequences of the Exchange will be passed upon for Spring Bank and for F-star by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Spring Bank Pharmaceuticals, Inc. and its subsidiaries as of December 31, 2019 and 2018 and for the years then ended have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon, and have been included in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of F-star Therapeutics Limited as of December 31, 2019, 2018 and 2017 and for each of the three years in the period ended December 31, 2019 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its financial statements as described in Note 4.9 to the financial statements and an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 2.2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of F-star Biotechnologische Forschungs-und Entwicklungsges.m.b.H as of May 6, 2019, December 31, 2018 and 2017 and for the period ended May 6, 2019 and the years ended December 31, 2018 and 2017 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 2.2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of F-star Beta Limited as of May 6, 2019, December 31, 2018 and 2017 and for the period ended May 6, 2019 and the years ended December 31, 2018 and 2017 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 2.2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Spring Bank files annual, quarterly and current reports, proxy and information statements and other information with the SEC. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

As of the date of this proxy statement/prospectus, Spring Bank has filed a registration statement on Form S-4 to register with the SEC the Spring Bank common stock that Spring Bank will issue to F-star shareholders in the Exchange. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Spring Bank, as well as a proxy statement of Spring Bank for the Special Meeting.

Spring Bank has supplied all information contained in this proxy statement/prospectus relating to Spring Bank, and F-star has supplied all information contained in this proxy statement/prospectus relating to F-star.

If you would like to request documents from Spring Bank or F-star, please send a request in writing or by telephone to either Spring Bank or F-star at the following addresses:

Spring Bank Pharmaceuticals, Inc. 35 Parkwood Drive, Suite 210 Hopkinton, Massachusetts 01748 Telephone: (508) 473-5993 Attn: General Counsel and Corporate Secretary	F-star Therapeutics Limited Eddeva B920 Babraham Research Campus Cambridge, CB22 3AT United Kingdom Telephone: +44-1223 497400 Attn: General Counsel

OTHER MATTERS

Stockholder Proposals

Spring Bank’s stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of Spring Bank’s amended and restated bylaws and the rules established by the SEC under the Exchange Act.

To be considered for inclusion in the proxy statement relating to Spring Bank’s 2021 annual meeting of stockholders, Spring Bank must receive stockholder proposals (other than for director nominations) no later than December 30, 2020, which is 120 days prior to the first anniversary of the mailing date of Spring Bank’s proxy statement filed in connection with the 2020 annual meeting of stockholders. However, if the date of the 2021 annual meeting of stockholders is changed by more than 30 days from the anniversary of Spring Bank’s 2020 annual meeting, the deadline for such proposals will be a reasonable time before Spring Bank begins to print and send proxy materials. These proposals must comply with the requirements as to form and substance established by the SEC for such proposals in order to be included in Spring Bank’s proxy statement.

In addition, for proposals to be considered for presentation at Spring Bank’s 2021 annual meeting of stockholders, although not included in the proxy statement (including nominations that are not requested to be included in Spring Bank’s proxy statement), Spring Bank’s amended and restated bylaws require that notice must be received at Spring Bank’s principal executive offices not less than 90 calendar days nor more than 120 calendar days prior to the one year anniversary of the previous year’s annual meeting of stockholders. Therefore, to be presented at Spring Bank’s 2021 annual meeting of stockholders, such a proposal must be received by Spring Bank no earlier than February 24, 2021 and no later than March 26, 2021 or it will be considered untimely. However, if the date of the 2021 annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary date of Spring Bank’s 2020 annual meeting, notice must be received no earlier than 120 calendar days prior to such annual meeting and no later than the close of business on the later of (i) 90 days prior to such annual meeting and (ii) the tenth day following the day on which notice of the date of such annual meeting was mailed or public announcement of the date of such annual meeting was first made, whichever first occurs. If the stockholder fails to give notice by these dates, then the persons named as proxies in the proxies solicited by the Board of Directors for the 2021 annual meeting may exercise discretionary voting power regarding any such proposal. Stockholders are advised to review Spring Bank’s amended and restated bylaws which also specify requirements as to the form and content of a stockholder’s notice.

Any proposals, notices or information about proposed director candidates should be sent to:

Spring Bank Pharmaceuticals, Inc.

35 Parkwood Drive, Suite 210

Hopkinton, Massachusetts 01748

Attention: Corporate Secretary

Stockholder Communications with the Spring Bank Board

Spring Bank stockholders may communicate with the Spring Bank Board, or an individual director, by sending written correspondence to Spring Bank’s Secretary at Spring Bank Pharmaceuticals, Inc., 35 Parkwood Drive, Suite 210, Hopkinton, Massachusetts 01748. The Secretary will review such correspondence and forward it to the Spring Bank Board, or an individual director, as appropriate.

Householding of Proxy Materials

The SEC has adopted rules known as “householding” that permit companies and intermediaries (such as brokers) to deliver one set of proxy materials to multiple stockholders residing at the same address. This process enables Spring Bank to reduce Spring Bank’s printing and distribution costs, and reduce Spring Bank’s environmental impact. Householding is available to both Spring Bank registered stockholders and beneficial owners of Spring Bank shares held in street name.

Spring Bank will promptly deliver a separate copy of either document to you upon written or oral request to Spring Bank Pharmaceuticals, Inc., 35 Parkwood Drive, Suite 210, Hopkinton, Massachusetts 01748, Attention: Corporate Secretary, Telephone: (508) 473-5993. If you want to receive separate copies of a proxy statement or annual report to stockholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact Spring Bank at the above address and phone number.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On July 29, 2020, Spring Bank Pharmaceuticals, Inc. (“Spring Bank”), F-star Therapeutics Limited (“F-star”) and certain holders of issued and outstanding capital shares and convertible promissory notes of F-star (each a “Seller”; collectively, the “Sellers”) entered into a share exchange agreement (the “Exchange Agreement”). The Exchange Agreement contains the terms and conditions of the proposed business combination of Spring Bank and F-star. Under the Exchange Agreement, Spring Bank will acquire the entire issued and outstanding share capital of F-star (including all shares issuable in connection with the F-star Note Conversion, the Pre-Closing Financing and the F-star Share Conversion (in each case, as defined below))(the “Exchange”).

F-star’s issued share capital currently consists of ordinary shares, Seed Preference Shares and Series A Preference Shares. Immediately prior to the closing of the Exchange (the “Closing”), the Seed Preference Shares and Series A Preference Shares will be converted into F-star ordinary shares (the “F-star Share Conversion”). Additionally, pursuant to the terms of the Exchange Agreement and immediately prior to the Closing, all issued and outstanding F-star convertible loan notes will convert into F-star ordinary shares (the “F-star Note Conversion”).

At the Closing, each ordinary share of F-star will be sold to Spring Bank in exchange for a number of shares of Spring Bank common stock, based on the exchange ratio formula in the Exchange Agreement (the “Exchange Ratio”), rounded down to the nearest whole share of Spring Bank common stock after aggregating all fractional shares issuable to each Seller.

Immediately following the Closing and assuming an Exchange Ratio of 0.4277 (which assumes both that Spring Bank’s will have net cash of $13.0 million at Closing, the $15.0 million and $17.0 million thresholds will each be reduced by $250,000 on October 30, 2020, and that F-star raises $15.0 million in the Pre-Closing Financing), the Spring Bank securityholders and holders of F-star’s share capital (including all F-star shares issued in connection with the F-star Note Conversion, the F-star Share Conversion and Pre-Closing Financing) are expected to own approximately 47.5% and 52.5%, respectively, of the outstanding capital stock of the combined company.

The Exchange Ratio is subject to adjustment and the respective ownership percentages for F-star and Spring Bank stockholders will change (i) to the extent that Spring Bank’s expected net cash as of Closing is less than $15.0 million or greater than $17.0 million, (ii) to the extent that F-star does not raise at least $25.0 million in the Pre-Closing Financing at a pre-money valuation of at least $35.0 million, and (iii) to account for the actual proceeds raised in the Pre-Closing Financing. Because the closing will occur after September 30, 2020, the $15.0 million and $17.0 million thresholds will each be reduced by $250,000 on October 30, 2020 and on the last day of each 30-day period thereafter until the Closing occurs. The assumed valuations and Exchange Ratio are likely to change, and the parties currently expect the Closing to occur on or about November 20, 2020. These and other adjustments to the Exchange Ratio are described further in this prospectus/proxy statement. The potential impact of these terms has not been considered in the estimation of the number of shares of Spring Bank commons stock that will be issued to holders of F-star shares to complete the Exchange for purposes of calculating pro forma earnings per share amounts presented below. These terms are not expected to have a material impact on the number of shares transferred. In addition, Spring Bank stockholders will receive contingent value rights (“CVRs”) for each share of Spring Bank common stock held of record as of immediately prior to the Closing that provide for the potential payment of additional consideration related to future revenues generated from the furtherance of specific ongoing Spring Bank research and development projects. The CVRs have been considered in the purchase price allocation and an amount of $0.2 million is included in other long term liabilities the pro forma statements below.

The following unaudited pro forma condensed combined financial statements give effect to the exchange of all of the outstanding shares of F-star for newly-issued shares of Spring Bank in the Exchange, pursuant to the Exchange Agreement between the companies, and were prepared in accordance with the regulations of the Securities and Exchange Commission (the “SEC”). F-star was determined to be the accounting acquirer based upon the terms of the Exchange and other factors including: (i) F-star’s security holders are expected to own over 52.5% of the combined company, (ii) F-star’s directors will hold a majority of the board seats in the combined company, and (iii) F-star management will hold all key positions in the management of the combined company, immediately following the closing of the Exchange.

In the unaudited pro forma condensed combined financial statements, the Exchange will be recorded as a business combination using the acquisition method of accounting under accounting principles generally accepted in the United States (“U.S. GAAP”). The Exchange will be accounted for as a reverse acquisition under the accounting guidance and F-star, as the accounting acquirer, will record the assets acquired and liabilities assumed of Spring Bank in the Exchange at their fair values as of the acquisition date. Spring Bank and F-star have determined a preliminary estimated purchase price calculated as described in Note 2 to the unaudited pro forma condensed combined financial statements. The net tangible and intangible assets acquired and liabilities assumed in connection with the Exchange are recorded at their estimated acquisition date fair values. A final determination of these estimated fair values will be based on the estimated net tangible and intangible assets and liabilities of Spring Bank that exist as of the date of completion of the Exchange.

The unaudited pro forma condensed combined balance sheet as of June 30, 2020 gives effect to the Exchange as if it took place on June 30, 2020 and combines the historical balance sheets of Spring Bank and F-star as of such date. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2020 and for the year ended December 31, 2019 gives effect to the Exchange as if it took place as of January 1, 2019, and combines the historical results of Spring Bank and F-star, and F-star predecessor entities as discussed in Note 4, for each period. The historical financial statements of Spring Bank and F-star have been adjusted to give pro forma effect to events that are (i) directly attributable to the Exchange, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, at the date hereof are expected to have a continuing impact on the combined companies’ results.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed combined financial statements and pro forma adjustments have been prepared based on preliminary estimates of fair value of assets acquired and liabilities assumed. Differences between these preliminary estimates and the final acquisition accounting are likely to occur and these differences could be material as compared to the accompanying unaudited pro forma condensed combined financial statements and the combined companies’ future results of operations and financial position. The actual amounts recorded as of the completion of the Exchange may also differ materially from the information presented in these unaudited condensed combined pro forma financial statements as a result of, among other factors, the amount of capital raised by F-star between entering the Exchange Agreement and closing of the Exchange; the amount of cash used in Spring Bank’s operations between the signing of the Exchange Agreement and the closing of the Exchange; the timing of closing of the Exchange; changes in the fair value of Spring Bank common stock; and other changes in Spring Bank assets and liabilities that occur prior to the completion of the Exchange.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies, if any. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for informational purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Spring Bank and F-star been a combined company during the specified periods. The actual results reported in periods following the Exchange are expected to differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, reduction in the Spring Bank workforce, wind down of certain Spring Bank clinical trials, sales of assets and actual differences from the assumptions used to prepare the pro forma financial information.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate Spring Bank and F-star historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations included elsewhere in this proxy statement/prospectus. F-star’s historical financial statements included in this proxy statement/prospectus were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). Note 4, below, discusses adjustments made to conform F-star’s financial statements to U.S. GAAP. Financial statements have also been provided for F-star predecessor entities. Refer to Note 5 below for more details on the F-star reorganization during 2019.

Unaudited Pro Forma Condensed Combined Balance Sheet

June 30, 2020

(in millions)

	F-star GAAP Adjusted	Historic Spring Bank	Pro Forma Adjustments	Pro Forma Combined	Notes
Assets
Current assets
Cash and cash equivalents	$2.7	$8.5	$15.0	$26.2	A
Marketable securities	—	15.0	—	15.0
Trade and other receivables	2.5	—	—	2.5
Prepaid expenses and other current assets	4.2	2.7	—	6.9

Total current assets	9.4	26.2	15.0	50.6
Property and equipment, net	1.0	2.0	(0.5)	2.5	C
Lease right of use assets	0.2	2.6	0.1	2.9	C
Intangible assets, net	12.1	—	1.0	13.1	C
Other assets	0.1	0.3	—	0.4
Goodwill	3.9	—	2.5	6.4	D

Total assets	$26.7	$31.1	$18.1	$75.9

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$12.3	$2.5	—	$14.8
Accrued expenses and other current liabilities	0.6	2.3	$9.5	12.4	E
Lease liability	0.2	0.4	—	0.6
Convertible notes	17.8	—	(17.8)	—	B

Total current liabilities	30.9	5.2	(8.3)	27.8
Non-current liabilities:
Lease liability, noncurrent	—	2.7	—	2.7
Other long-term liabilities	—	—	0.4	0.4	C

Total non-current liabilities	—	2.7	0.4	3.1
Stockholders’ equity:
Preferred Stock	—	—	—	—
Common Stock	0.2	—	(0.2)	—	F
Additional paid-in capital	26.8	164.1	15.0	80.6	A
			17.8		B
			(143.1)		E, F
Accumulated other comprehensive income	—	—	—	—
Accumulated deficit	(31.2)	(140.9)	140.9	(35.6)	F
			(4.4)		E

Total stockholders’ equity (deficit)	(4.2)	23.2	26.0	45.0

Total liabilities and stockholders’ equity	$26.7	$31.1	$18.1	$75.9

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2020

(in millions, except share and per share amounts)

	F-star GAAP Adjusted	Historic Spring Bank	Pro Forma Adjustments	Pro Forma Combined	Notes
Revenue	$1.9	$—	$—	$1.9
Operating Expenses:
Research and development	5.9	8.5	—	14.4
General and administrative	6.3	5.1	—	11.4
Other operating (income) expense, net	1.2	—	—	1.2

Total operating expenses	13.4	13.6	—	27.0

Loss from operations	(11.5)	(13.6)	—	(25.1)
Interest income (expense), net	(0.5)	(0.2)	0.5	(0.2)	B
Change in fair value of liabilities	(1.9)	0.3	1.9	0.3	B
Other non-operating income (expense), net	—	(1.2)	—	(1.2)

Loss before tax	(13.9)	(14.7)	2.4	(26.2)
Income tax benefit (expense)	—	—		—

Net loss	$(13.9)	$(14.7)	$2.4	$(26.2)

Net loss per share, basic and diluted	$(0.78)	$(0.88)		$(0.77)

Weighted-average common shares outstanding, basic and diluted	16,243,171	16,787,919		34,207,158	G

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2019

(in millions, except share and per share amounts)

	F-star GAAP Adjusted	Historic Spring Bank	Pro Forma Adjustments	Pro Forma Combined	Notes
Revenue	$29.9	$—	$—	$29.9
Operating Expenses:
Research and development	41.9	23.3	—	65.2
General and administrative	21.3	9.7	—	31.0
Other operating (income) expense, net	(1.3)	—	—	(1.3)

Total operating expenses	61.9	33.0	—	94.9

Loss from operations	(32.0)	(33.0)	—	(65.0)
Interest income (expense), net	(0.4)	0.7	0.2	0.5	B
Change in fair value of liabilities	(1.5)	8.2	1.5	8.2	B
Other non-operating income (expense), net	—	—		—

Loss before tax	(33.9)	(24.1)	1.7	(56.3)
Income tax benefit (expense)	1.5	—	—	1.5

Net loss	$(32.4)	$(24.1)	$1.7	$(54.8)

Net loss per share, basic and diluted	$(2.20)	$(1.46)		$(1.62)

Weighted-average common shares outstanding, basic and diluted	13,734,903	16,454,083		33,873,322	G

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1.	Description of the Transaction, Basis of Presentation

Description of the Transaction

On July 29, 2020, Spring Bank, F-star and the Sellers entered into Exchange Agreement. The Exchange Agreement contains the terms and conditions of the proposed business combination of Spring Bank and F-star. Under the Exchange Agreement and pursuant to the Exchange, Spring Bank will acquire the entire issued and outstanding share capital of F-star. F-star’s issued share capital currently consists of ordinary shares, Seed Preference Shares and Series A Preference Shares.

At the Closing, each ordinary share of F-star will be sold to Spring Bank in exchange for a number of shares of Spring Bank common stock, based on the Exchange Ratio, rounded to the nearest whole share of Spring Bank common stock after aggregating all fractional shares issuable to each Seller.

Immediately following the Closing and assuming an Exchange Ratio of 0.4277 (which assumes both that Spring Bank’s will have net cash of $13.0 million at Closing, the $15.0 million and $17.0 million thresholds will each be reduced by $250,000 on October 30, 2020, and that F-star raises $15.0 million in the Pre-Closing Financing), the holders of F-star’s share capital (including all F-star shares issued in connection with the F-star Note Conversion, the F-star Share Conversion and Pre-Closing Financing) are expected to own 52.5% of the outstanding capital stock of Spring Bank.

The Exchange Ratio is subject to adjustment and the respective ownership percentages for F-star and Spring Bank stockholders will change (i) to the extent that Spring Bank’s expected net cash as of Closing is less than $15.0 million or greater than $17.0 million, (ii) to the extent that F-star does not raise at least $25.0 million in the Pre-Closing Financing at a pre-money valuation of at least $35.0 million, and (iii) to account for the actual proceeds raised in the Pre-Closing Financing. Because the Closing will occur on or about November 20, 2020, the $15.0 million and $17.0 million thresholds will each be reduced by $250,000 on October 30, 2020 and on the last day of each 30-day period thereafter until the Closing occurs. These and other adjustments to the Exchange Ratio are described further in this prospectus/proxy statement.

Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X on a basis consistent with U.S. GAAP. The unaudited condensed combined pro forma financial position and results of operations of the combined companies is based upon the separate historical data of Spring Bank and F-star. F-stars’ historical financial statements were prepared under IFRS as issued by the International Accounting Standards Board and converted to U.S. GAAP. For purposes of the unaudited pro forma condensed combined financial statements, F-star’s presentation currency has been converted to U.S. dollars and F-star’s statement of operations for the year ended December 31, 2019 has been presented on a combined basis with predecessor entities.

The accompanying unaudited pro forma condensed combined balance sheet as of June 30, 2020 is presented as if the Exchange had been completed on June 30, 2020. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2020 and for the year ended December 31, 2019 gives effect to the Exchange as if it took place as of January 1, 2019, and were prepared using the historical results of Spring Bank and F-star for the six months ended June 30, 2020, and for the year ended December 31, 2019, respectively.

Accounting Policies

During the preparation of the accompanying unaudited pro forma condensed combined financial information, management did not identify any material differences between Spring Bank’s accounting policies and the accounting policies of F-star. See Note 5 for a discussion of the adjustments necessary to convert F-star financial statements from IFRS to U.S. GAAP.

2.	Accounting for the Exchange

The management of Spring Bank and F-star has preliminarily concluded that the Exchange represents a business combination pursuant to Financial Accounting Standards Board Accounting Standards Codification

Topic 805, Business Combinations (“ASC 805”). For accounting purposes, (i) F-star has been determined to be the accounting acquirer based upon the terms of the Exchange and other factors including: (x) F-star’s security holders are expected to own 52.5% of the combined company immediately following the closing of the Exchange, (y) F-star directors will hold a majority board seats in the combined company, and (z) F-star management will hold all key positions in the management of the combined company, and (ii) the Exchange will be accounted for as a reverse acquisition using the acquisition method of accounting for business combinations under the guidance of ASC 805. Accordingly, F-star will record the acquired assets and liabilities of Spring Bank at their fair value as of the Exchange closing date.

Management has estimated the preliminary purchase price and not yet completed an external valuation analysis of the fair value of Spring Bank’s assets to be acquired and liabilities to be assumed. As a result, management has estimated the allocation of the preliminary purchase price to Spring Bank’s assets and liabilities. This preliminary purchase price allocation has been used to prepare the pro forma adjustments in the unaudited pro forma condensed combined balance sheet. The final purchase price allocation will be determined when the final purchase price has been determined, the final assets and liabilities and any asset sales are known, and detailed valuations and any other studies and calculations deemed necessary have been completed. The final purchase price and purchase price allocation could differ materially from the preliminary purchase price and purchase price allocation used to prepare the pro forma adjustments resulting from changes to assets and liabilities and to the ultimate purchase consideration, and operations during the intervening period to the closing of the Exchange, among other factors.

The preliminary purchase price, or the proportional value to be retained by the Spring Bank stockholders and the holders of its common stock equivalents, has been based on the last reported sale price of Spring Bank common stock on The Nasdaq Capital Market on October 14, 2020. This preliminary purchase price is based on the aggregate number of shares of Spring Bank’s common stock and common stock equivalents expected to be outstanding, giving consideration to in-the-money share options and warrants, at the closing, of the Exchange as summarized below (in millions, except share and per share amounts):

Estimated number of shares to be owned by Spring Bank stockholders	17,987,202
Multiplied by the fair value per share of Spring Bank common stock	$1.44

Value of common stock	25.9
Contingent value rights	0.2

Estimated purchase price	$26.1

The actual purchase price will fluctuate until the Closing and the final valuation could differ significantly from the preliminary estimate. The following table illustrates the effect of changes in the price of Spring Bank common stock on the estimated purchase price and on goodwill or the estimated bargain purchase gain than may result at certain purchase price levels in the Exchange (in millions, except per share amounts):

	Spring Bank Stock Price	Purchase Price	Goodwill/ (Bargain Purchase Gain)
Increase of 10%	$1.58	$28.7	$5.1
Increase of 20%	$1.73	$31.3	$7.7
Increase of 30%	$1.87	$33.9	$10.3
Decrease of 10%	$1.30	$23.5	$(0.1)
Decrease of 20%	$1.15	$20.9	$(2.7)
Decrease of 30%	$1.01	$18.3	$(5.3)

Any excess of the purchase price over the estimated fair value of the net assets acquired will be recorded as goodwill on the balance sheet. Any excess of the estimated fair value of the net assets acquired over the purchase price paid will be recorded as a bargain purchase gain in the statement of operations.

The net tangible and intangible assets acquired and liabilities assumed in connection with the Exchange are recorded at their estimated acquisition date fair values with the excess going to goodwill. A final determination of these estimated fair values will be based on the estimated net tangible and intangible assets and liabilities of Spring Bank that exist as of the date of completion of the Exchange. The following summarizes a preliminary allocation of the estimated purchase price as if the Exchange had been completed on June 30, 2020 (in millions):

Cash and cash equivalents	$8.5
Marketable securities	15.0
Prepaid expenses and other assets	3.0
Property and equipment	1.5
Operating lease right of use asset	2.7
Intangible assets	1.0
Accounts payable, accrued expenses and other liabilities	(4.8)
Other long-term liabilities	(0.2)
Operating lease liability	(3.1)

Net assets acquired	23.6
Less: preliminary purchase price	26.1

Goodwill	$2.5

The allocation of the estimated purchase price is preliminary because the proposed Exchange has not yet been completed. The purchase price will remain preliminary until the Closing. The purchase price allocation will also remain preliminary until the final assets and liabilities existing at closing are determined and detailed valuations and any other studies and calculations deemed necessary have been completed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the Exchange and will be based on the fair values of the assets acquired and liabilities assumed as of the closing date of the Exchange. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

Note 3	Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments that are (i) directly attributable to the Exchange, (ii) factually supportable, and (ii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the results of operations of the company. The unaudited pro forma condensed combined financial information does not give effect to the proposed reverse stock split of Spring Bank common stock, which is anticipated to occur immediately prior to the Closing, described elsewhere in this proxy statement/prospectus.

The pro forma adjustments, based on preliminary estimates that may change significantly as additional information is obtained, are as follows:

A.

Concurrently with the execution of the Exchange Agreement, certain existing investors of F-star, pursuant to binding equity commitment letters by and between each investor and F-star, agreed to subscribe in a private placement of securities of F-star as of immediately prior to the Closing (the “Pre-Closing Financing”). This adjustment reflects an expected $15.0 million in net proceeds from the Pre-Closing Financing.

B.

Pursuant to the terms of the Exchange Agreement and immediately prior to the Closing, all issued and outstanding F-star convertible promissory notes will convert into F-star ordinary shares (the “F-star Note Conversion”). This adjustment reflects conversion of F-star Convertible Notes into Series A preference shares which will in turn be converted into ordinary F-star shares immediately prior to the closing of the Exchange. F-star has elected the fair value option for this instrument and the impact of changes in fair value is reflected in historic earnings. For purposes of the pro forma statement of operations, it is assumed that conversion to equity took place on January 1, 2019 and amounts recorded to earnings related to marking this instrument to fair value and interest expense have been reversed.

C.

To reflect estimated fair values of Spring Bank assets acquired and liabilities assumed, including recognition of an indefinite-lived intangible asset for in-process research and development. This intangible asset would only be amortized over the respective estimated useful lives of any products that receive appropriate regulatory approvals, if any. Until such time it will be subject to impairment testing. Property, plant and equipment acquired from Spring Bank is expected to be sold shortly after completion of the Exchange and is recorded at estimated fair value less cost to sell. Additionally, a positive adjustment of $0.5 million to align the lease right of use asset and liability has been offset by a negative adjustment of $0.4 million to reflect the fact that Spring Bank’s lease for its headquarters and research facility, which F-star intends to sublease, is off-market. The right of use asset related to the lease will be amortized over the remaining lease term of seven years. Also, a liability of $0.2 million has been recognized for the estimated fair value of the CVRs provided to Spring Bank shareholders. The estimate of fair value of the CVR is very preliminary, relies significantly on information which is available in the public domain and given the uncertainties inherent this preliminary estimate is highly subject to change as more complete information is obtained. The change in fair value of the CVRs will be updated each reporting period. The Company currently does not have a basis to evaluate the potential impact on earnings prospectively. The related deferred tax effect of these adjustments has also been recognized.

D.

Represents an adjustment to record goodwill resulting from the Exchange. Goodwill represents the excess of the preliminary estimated purchase price over the estimated fair value of Spring Bank identified net assets.

E.

To reflect the accrued liabilities that are assumed by F-star of approximately $2.8 million in severance cost payable to Spring Bank officers, $6.7 million for estimated transaction costs directly attributable to the closing of the Exchange. The $6.7 million in transaction costs includes the following costs to be incurred by Spring Bank: $1.2 million for investment banking services, and $1.1 million in legal, accounting and other expenses; and the following are transaction costs to be incurred by F-star: $4.4 million in legal, accounting and other expenses. These pro forma transaction costs are not reflected in the unaudited pro forma condensed combined statements of operations as these amounts are not expected to have a continuing effect on the operating results of the combined company.

F.	To reflect (1) the elimination of Spring Bank’s historical stockholders’ equity and (2) the issuance of Spring Bank common shares in exchange for F-star’s ordinary shares to finance the acquisition.

G.

Reflects the pro forma weighted average shares outstanding, including the issuance of common shares to effect the Exchange, without giving effect to the proposed reverse stock split. Shares issued to finance the transaction assumes that immediately prior to the closing of the exchange that all of the issued and outstanding Seed Preference Shares and Series A Preference Shares of F-star will convert into approximately 1.5 million ordinary shares of F-star, and all outstanding F-star convertible loan notes will convert into 12.9 million ordinary shares of F-star. Shares issued to finance the transaction also assumes the completion of the Pre-Closing Financing, described in A above, which will result in the issuance of approximately 10.0 million ordinary shares of F-star.

Note 4	Conversion of Reporting Currency for F-star Entities

The financial statements of F-star were originally prepared in British Pounds Sterling (GBP). For purposes of the pro forma financial statements, all amounts in the June 30, 2020 balance sheet was converted to U.S. Dollars (USD) using a published exchange rate of 1.23 GBP per USD at that date. All statement of operations amounts for the six months ended June 30, 2020 and the year ended December 31, 2019 were converted to USD using the average exchanges rates for the periods of 1.26 GBP per USD and 1.28 GBP per USD, respectively. The statements of operations of Beta and GmbH for the period January 1, 2019 to May 6, 2019, see Note 6, have been converted from GBP to USD using an average rate for the period of 1.3 GBP per USD, and from Euro to USD using an average rate of €1.13 per USD, respectively

Note 5	Combination of F-star Entities

On May 7, 2019, F-star completed a corporate reorganization pursuant to which F-star became the direct holding company of each of F-star Delta Ltd (“Delta”), F-star Beta Ltd (“Beta”), F-star Biotechnologische

Forschungs-und Entwicklungsges, m.b.H. (“GmbH”), and F-star Alpha Ltd (“Alpha”) and the indirect holding company of each of F-star Biotechnology Limited (‘Biotech’), and F-star Therapeutics LLC (‘LLC’) (collectively, the “F-star Group Entities”). Prior to the transactions described below, all F-star Group entities were deemed to be related parties due to common directorships.

Exchange of Delta Shares for F-star Shares (capital reorganization)

All shareholders of Delta exchanged each of the shares held by them in Delta for the same class and number of newly issued shares of F-star and, as a result, Delta became a wholly owned subsidiary of F-star. The number of shares issued was 9,053,538 at a ratio of 1:1. This was accounted for as Delta obtaining a controlling interest in F-star using reverse acquisition accounting principles.

F-star, the legal acquirer of Delta and the other F-star Group Entities (see below), is an entity with no historical operations and was created solely for the purpose of effecting the corporate reorganization. Accordingly, for accounting purposes, it was not deemed substantive nor the accounting acquirer of the F-star Group Entities. The effect of using reverse acquisition accounting is that the historical (prior to the date of acquisition) financial statements of F-star reflect the operations and historical financial position and financial performance of legal subsidiary Delta (the accounting acquirer).

Exchange of GmbH, Beta and Alpha Shares for F-star Shares (business combination and asset acquisition)

Effective as of the date of and subsequent to the Delta share exchange, all shareholders of each of Alpha, Beta and GmbH exchanged each of the shares held in Alpha, Beta and GmbH for newly issued shares in F-star. As a result, Alpha, Beta and GmbH became wholly owned subsidiaries of F-star. Holders of options to purchase shares of Alpha, Beta and GmbH swapped their existing options for new options to purchase shares of F-star.

GmbH and Beta were deemed to meet the definition of a business in accordance with IFRS 3 Business Combinations. The acquisition of GmbH and Beta was accounted for a business combination, and the acquisition of a controlling interest in Alpha was accounted for as an asset acquisition. No other assets, including cash, were transferred or liabilities assumed as consideration for the corporate reorganization. The transaction price was measured as the fair value of equity issued in accordance with IFRS 3 Business Combinations.

The below unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 gives effect to the Exchange as if it took place as of January 1, 2019, and was prepared using the historical results of F-star for the year ended December 31, 2019, and the historical results for Beta and GmbH for the period from January 1, 2019 to May 6, 2019. The effect of transactions between the entities during the period January 1 2019 to May 6, 2019 have been eliminated as though the companies were part of a consolidated group.

Unaudited Pro Forma Condensed Combined Statement of Operations of F-star Group Entities

For the Year Ended December 31, 2019

(in millions)

	Historical U.S.Dollar 2019
	F-star (Year Ended Dec. 31)	GmbH (Period Ended May 6)	Beta (Period Ended May 6)	Eliminations	F-Star Reorganization Combined
Revenue	$27.9	$10.3	$10.3	$(18.6)	$29.9
Operating Expenses:
Costs related to collaborative arrangements	22.8	1.6	2.5	(6.9)	20.0
Research and development	41.7	3.4	6.6	(1.0)	50.7
General and administrative	15.7	4.4	1.2		21.3
Other operating (income) expense, net	(0.5)	(0.8)	—		(1.3)

Total operating expenses	79.8	8.6	10.3	(7.9)	90.8

Loss from operations	(51.8)	1.6	—	(10.7)	(60.9)
Interest income (expense), net	(0.3)	—	(0.1)		(0.4)
Change in fair value of liabilities	(1.4)	—	—		(1.4)
Other non-operating income (expense), net	(0.1)	—	—		(0.1)

Loss before tax	(53.6)	1.6	(0.1)	(10.7)	(62.8)
Income tax benefit (expense)	8.9	—	0.8	—	9.7

Net loss	$(44.7)	$1.6	$0.7	$(10.7)	$(53.1)

The GmbH audited financial statements, included in this proxy/registration statement, for the period January 1, 2019 to May 6, 2019 present operating expenses by their nature. A reconciliation of the amounts presented in the audited financial statements, converted to U.S. dollars – see Note 4, to the amounts above by function is provided below.

		Allocation by Function
	Expense by Nature (per Audited Financial Statements)	Costs Related to Collaborative Arrangements	Research and Development	General and Administrative
Raw materials and consumables used	$1.5	$—	$1.5	$—
Depreciation, amortization and loss on disposals	0.6	—	0.3	0.3
Employee expenses	3.8	1.6	0.6	1.6
Other expenses	3.5	—	1.0	2.5

Total	$9.4	$1.6	$3.4	$4.4

Note 6	Conversion of F-star from IFRS to U.S. GAAP

The financial statements of F-star were originally prepared in accordance IFRS as issued by the IASB. In the preparation of the unaudited pro forma condensed combined financial statements, a number of adjustments were made, as described below and shown in the accompanying reconciliation tables, to align the F-star financial statements with the different requirements of U.S. GAAP. F-star will adopt U.S. GAAP following the completion of the transaction and is expected to adopt new accounting standards on a timeline consistent with the requirements for public entities.

V.

Intangible assets have been adjusted by a net $29.2 million ($22.2 million increase for reversal of amortization and impairment – see Y below – followed by a $51.5 million reduction) to remove in-process research and development intangible assets acquired outside of a business combination that would not be eligible for capitalization under U.S. GAAP. Related to this adjustment, associated deferred tax liabilities have also been removed and shareholders’ equity has been adjusted accordingly.

Note that a significant amount of the equity impact has been reflected in additional paid in capital as the capitalized intangibles relate to a pre F-star reorganization settlement of transaction between group entities, the effect of which was booked directly to additional paid in capital under IFRS.

W.

Goodwill has been increased and accumulated deficit has been decreased by $0.4 million to reverse the effect of an impairment charge that would not have been required under U.S. GAAP because under U.S. GAAP the F-star business would be considered a single reporting unit for purposes of goodwill impairment testing, while IFRS required testing at a more granular level with multiple cash generating units. The related income statement impact of the impairment reversal has been included in the 2019 as a reduction of research and development expense.

X.

Amounts classified as costs related to collaborative arrangements have been reclassified to research and development expense to conform to the typical presentation of collaboration costs by peer companies reporting under U.S. GAAP.

Y.

Research and development expense, as adjusted to reflect the above reclassification, has been reduced by $17.2 million for the year ended December 31, 2019 and $0.7 million for the six months ended June 30, 2020 to remove amortization and impairment costs related to the purchased in-process research and development that would not have been capitalized under U.S. GAAP. Adjustment has also been made for the related income tax effects, reducing the income tax benefit by $1.4 million and $0.4 million for the year ended December 31, 2019 and the six months ended June 30, 2020, respectively. Note that no adjustment was made to increase research and development expense for purchased in-process research and development as the capitalized amounts related to transactions outside of the periods covered by the income statements presented.

Z.

Income tax benefit and research and development expense have been decreased to reclassify refundable tax credits of $5.1 million and $3.4 million for the year ended December 31, 2019 and the six months ended June 30, 2020, respectively, that are presented in the income tax line under IFRS, but are not considered to be an element of income tax accounting under U.S. GAAP.

	F-Star IFRS	Adjustments	F-star GAAP Adjusted	Notes
Assets
Current assets
Cash and cash equivalents	$2.7	$—	$2.7
Marketable securities	—	—	—
Trade and other receivables	2.5	—	2.5
Prepaid expenses and other current assets	4.2	—	4.2

Total current assets	9.4	—	9.4
Property and equipment, net	1.0	—	1.0
Lease right of use assets	0.2	—	0.2
Intangible assets, net	41.3	(29.2)	12.1	V, Y
Other assets	0.1	—	0.1
Goodwill	3.5	0.4	3.9	W

Total assets	$55.5	$(28.8)	$26.7

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$12.3	$—	$12.3
Accrued expenses and other current liabilities	0.6	—	0.6
Lease liability	0.2	—	0.2
Convertible notes	17.8	—	17.8

Total current liabilities	30.8	—	30.8
Non-current liabilities:
Lease liability, noncurrent	—	—	—
Other long-term liabilities	1.6	(1.6)	—	V

Total non-current liabilities	1.6	(1.6)	—
Stockholders’ equity:
Preferred Stock	—	—	—
Common Stock	0.2	—	0.2
Additional paid-in capital	55.9	(29.1)	26.8	V
Accumulated other comprehensive income	—	—	—
Accumulated deficit	(33.1)	1.9	(31.2)	V, W

Total stockholders’ equity (deficit)	23.0	(27.2)	(4.2)

Total liabilities and stockholders’ equity	$55.5	$(28.8)	$26.7

Statement of Operations for the Six Months Ended June 30, 2020

	F-Star IFRS	Adjustments	F-star GAAP Adjusted	Notes
Revenue	$1.9	$—	$1.9
Operating Expenses:
Cost related to collaborative arrangements	0.4	(0.4)	—	X
Research and development	9.3	(3.4)	5.9	W, X, Y, Z
General and administrative	6.3	—	6.3
Other operating (income) expense, net	1.2	—	1.2

Total operating expenses	17.2	(3.8)	13.4

Loss from operations	(15.3)	—	(11.5)
Interest income (expense), net	(0.5)	—	(0.5)
Change in fair value of liabilities	(1.9)	—	(1.9)
Other non-operating income (expense), net	—	—	—

Loss before tax	(17.7)	(3.8)	(13.9)
Income tax benefit (expense)	3.4	3.4	—	Y, Z

Net loss	$(14.3)	$(0.4)	$(13.9)

Statement of Operations for the Year Ended December 31, 2019

	F-Star Combined IFRS (1)	Adjustments	F-Star GAAP Adjusted	Notes
Revenue	$29.9	$—	$29.9
Operating Expenses:
Cost related to collaborative arrangements	20.0	(20.0)	—	X
Research and development	50.7	(8.8)	41.9	W, X, Y, Z
General and administrative	21.3		21.3
Other operating (income) expense, net	(1.3)		(1.3)

Total operating expenses	90.8	(28.8)	61.9

Loss from operations	(60.9)		(32.0)
Interest income (expense), net	(0.4)		(0.4)
Change in fair value of liabilities	(1.5)		(1.5)
Other non-operating income (expense), net	—		—

Loss before tax	(62.8)		(33.9)
Income tax benefit (expense)	9.7	(8.2)	1.5	Y, Z

Net loss	$(53.1)	$20.6	$(32.5)

(1)	See Note 5 for discussion of the F-star reorganization and combination of F-star and predecessor entities.

SRING BANK PHARMACEUTICALS, INC.

Unaudited Interim Financial Statements

SPRING BANK PHARMACEUTICALS, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Spring Bank Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Spring Bank Pharmaceuticals, Inc. and its subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2013.

Boston, Massachusetts

February 14, 2020

SPRING BANK PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$28,709	$14,724
Marketable securities	25,746	32,914
Prepaid expenses and other current assets	3,522	1,649

Total current assets	57,977	49,287
Marketable securities, long-term	—	16,804
Property and equipment, net	2,234	2,319
Operating lease right-of-use assets	2,717	—
Restricted cash	234	234
Other assets	35	167

Total	$63,197	$68,811

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,210	$1,880
Accrued expenses and other current liabilities	2,438	2,367
Accrued interest payable	403	—
Operating lease liabilities, current	355	—

Total current liabilities	5,406	4,247
Convertible term loan, net of unamortized discount	19,070	—
Warrant liabilities	299	8,511
Operating lease liabilities, noncurrent	2,869	—
Other long-term liabilities	27	193

Total liabilities	27,671	12,951

Commitments and contingencies (Note 12)
Stockholders’ equity:
Preferred stock, $0.0001 par value—authorized, 10,000,000 shares at December 31, 2019 and 2018; no shares issued or outstanding at December 31, 2019 and 2018	—	—
Common stock, $0.0001 par value—authorized, 200,000,000 shares at December 31, 2019 and 2018; 16,513,763 and 16,434,614 shares issued and outstanding outstanding at December 31, 2019 and 2018, respectively	2	2
Additional paid-in capital	161,924	157,931
Accumulated deficit	(126,165)	(102,068)
Accumulated other comprehensive loss	(235)	(5)

Total stockholders’ equity	35,526	55,860

Total	$63,197	$68,811

See accompanying notes to consolidated financial statements.

SPRING BANK PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In Thousands, Except Share and Per Share Data)

	Year Ended December 31,
	2019	2018
Operating expenses:
Research and development	$23,270	$19,751
General and administrative	9,751	8,719

Total operating expenses	33,021	28,470

Loss from operations	(33,021)	(28,470)
Other income (expense):
Interest income	1,254	999
Interest expense	(542)	—
Change in fair value of warrant liabilities	8,212	4,617

Net loss	(24,097)	(22,854)
Unrealized gain (loss) on marketable securities	(230)	18

Comprehensive loss	$(24,327)	$(22,836)

Net loss per common share:
Basic	$(1.46)	$(1.59)

Diluted	$(1.46)	$(1.88)

Weighted-average number of shares outstanding:
Basic	16,454,083	14,372,174

Diluted	16,454,083	14,618,976

See accompanying notes to consolidated financial statements.

SPRING BANK PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Thousands, Except Share and Per Share Data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2017	12,961,993	$1	$113,984	$(79,214)	$(23)	$34,748
Stock-based compensation	—	—	2,662	—	—	2,662
Issuance of common stock for services rendered	9,213	—	114	—	—	114
Issuance of common stock in connection with offering, net of issuance costs	3,246,079	1	37,959	—	—	37,960
Issuance of common stock in connection with at-the-market offering, net of issuance costs	217,329	—	3,212	—	—	3,212
Net unrealized gain on marketable securities	—	—	—	—	18	18
Net loss	—	—	—	(22,854)	—	(22,854)

Balance at December 31, 2018	16,434,614	$2	$157,931	$(102,068)	$(5)	$55,860
Stock-based compensation	—	—	3,130	—	—	3,130
Issuance of common stock for services rendered	78,549	—	261	—	—	261
Issuance of common stock in connection with at-the-market offering	600	—	6	—	—	6
Issuance of warrants in connection with term loan	—	—	552	—	—	552
Issuance of warrants to a service provider	—	—	19	—	—	19
Offering costs in connection with common stock offering	—	—	25	—	—	25
Net unrealized loss on marketable securities	—	—	—	—	(230)	(230)
Net loss	—	—	—	(24,097)	—	(24,097)

Balance at December 30, 2019	16,513,763	$2	$161,924	$(126,165)	$(235)	$35,526

See accompanying notes to consolidated financial statements.

SPRING BANK PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(24,097)	$(22,854)
Adjustments for:
Depreciation and amortization	357	288
Loss on disposal of property and equipment	—	52
Operating lease right-of-use asset amortization	263	—
Change in fair value of warrant liabilities	(8,212)	(4,617)
Non-cash interest expense	86	337
Non-cash investment income	(28)	—
Non-cash stock-based compensation	3,367	2,776
Non-cash issuance of warrants to a service provider	19	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,873)	(1,069)
Other assets	132	(132)
Accounts payable	330	180
Accrued expenses and other liabilities	358	(205)
Accrued interest payable	403	—
Operating lease liabilities	(160)	—

Net cash used in operating activities	(29,055)	(25,244)

Cash flows from investing activities:
Proceeds from sale of marketable securities	38,770	34,869
Purchases of marketable securities	(15,000)	(58,000)
Purchases of property and equipment	(272)	(1,972)

Net cash provided by (used in) investing activities	23,498	(25,103)

Cash flows from financing activities:
Proceeds from term loan and warrants	20,000	—
Issuance costs in connection with term loan and warrants	(464)	—
Proceeds from issuance of common stock, net of issuance costs	—	37,960
Proceeds from issuance of common stock in connection with at-the-market offering, net of issuance costs	6	3,212

Cash provided by financing activities	19,542	41,172

Net increase (decrease) in cash, cash equivalents and restricted cash	13,985	(9,175)
Cash, cash equivalents and restricted cash, beginning of period	14,958	24,133

Cash, cash equivalents and restricted cash, end of period	$28,943	$14,958

Supplemental disclosures of cash flow information:
Cash paid for taxes	$30	$3

Cash paid for interest, net	$53	$—

See accompanying notes to consolidated financial statements.

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

1.	NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Spring Bank Pharmaceuticals, Inc. (the “Company”) is a clinical-stage biopharmaceutical company engaged in the discovery and development of novel therapeutics for the treatment of a range of cancers and inflammatory diseases using its proprietary small molecule nucleotide platform. The Company designs its compounds to selectively target and modulate the activity of specific proteins implicated in various disease states. The Company’s internally-developed programs are primarily designed to stimulate and/or dampen immune responses. The Company is devoting its resources to advancing multiple programs in its STING (STimulator of INterferon Genes) product portfolio.

Until recently, the Company was focused on developing inarigivir for the treatment of chronic hepatitis B virus, or HBV. Inarigivir was being evaluated in multiple clinical trials, including the Company’s Phase 2b CATALYST trials, designed to evaluate both treatment-naïve and virally-suppressed non-cirrhotic patients with HBV under multiple dosing regimens. In January 2020, the Company announced the discontinuation of the development of inarigivir based on an ongoing assessment of patients in its Phase 2b CATALYST trials.

Since its inception in 2002 and prior to its initial public offering (“IPO”) in May 2016, the Company built its technology platform and product candidate pipeline, supported by grants and through private financings. The Company has three wholly owned subsidiaries: Sperovie Biosciences, Inc. formed in September 2015, SBP Securities Corporation formed in December 2016 and SBP International Limited formed in May 2019.

The Company’s success is dependent upon its ability to successfully complete clinical development and obtain regulatory approval of its product candidates, successfully commercialize approved products, generate revenue, and, ultimately, attain profitable operations.

Basis of Presentation and Liquidity

The accompanying consolidated financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”).

As of December 31, 2019, the Company had an accumulated deficit of $126.2 million and $54.5 million in cash, cash equivalents and marketable securities.

The Company expects to continue to incur significant and increasing losses for the foreseeable future. The Company anticipates that its expenses will increase significantly as it continues to develop SB 11285 and its other product candidates. The Company does not have any committed external source of funds. As a result, the Company will need additional financing to support its continuing operations. Adequate additional funds may not be available to the Company on acceptable terms, or at all. To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, stockholders’ ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect common stockholder rights. If the Company raises additional funds through collaborations, strategic alliances or licensing arrangements with third parties, the Company may have to relinquish valuable rights to its technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sperovie Biosciences, Inc., SBP Securities Corporation and SBP International Limited. Sperovie Biosciences, Inc. had operations consisting mainly of legal fees associated with intellectual property activities as of December 31, 2019. Sperovie Biosciences, Inc. is a joint borrower with the Company under the Company’s term loan (see Note 9). SBP Securities Corporation had assets primarily related to investments in marketable securities and operations consisting primarily of interest income as of December 31, 2019. SBP International Limited had operations consisting mainly of clinical trial oversight, including European data protection oversight, as of December 31, 2019. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. Significant estimates relied upon in preparing the accompanying financial statements related to the fair value of warrant liabilities, accounting for stock-based compensation, income taxes, useful lives of long-lived assets, and accounting for certain accruals. The Company evaluates its estimates and assumptions on an ongoing basis. The Company’s actual results may differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are stated at fair value and include short-term, highly liquid investments with remaining maturities of 90 days or less at the date of purchase. Included in cash and cash equivalents as of December 31, 2019 are money market fund investments of $21.1 million and United States treasury securities of $6.0 million, which are reported at fair value. As of December 31, 2018, included in cash and cash equivalents are money market fund investments of $13.3 million, which are reported at fair value (Note 5).

Restricted Cash

As of December 31, 2019 and 2018, restricted cash consisted of approximately $234,000, which is held as a security deposit required in conjunction with the lease agreement for the Company’s principal office and laboratory space entered into in October 2017.

Concentration of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash and marketable securities. Substantially all of the Company’s cash is held at financial institutions that management believes to be of high-credit quality. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Investments in Marketable Securities

The Company invests excess cash balances in short-term and long-term marketable securities. The Company classifies investments in marketable securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time of purchase. At each balance sheet date presented, all investments in securities are classified as available-for-sale. The Company reports available-for-sale investments at fair value at each balance sheet date and includes any unrealized holding gains and losses (the adjustment to fair value) in accumulated other comprehensive income (loss), a component of stockholders’ equity. Realized gains and losses are determined using the specific identification method and are included in other income (expense). If any adjustment to fair value reflects a decline in the value of the investment, the Company considers all available evidence to evaluate the extent to which the decline is “other than temporary,” including the intention to sell and, if so, marks the investment to market through a charge to the Company’s consolidated statements of operations and comprehensive loss.

Property and Equipment, Net

Property and equipment are recorded at cost. Costs associated with maintenance and repairs are expensed as incurred. Depreciation and amortization are provided using the straight-line method over the estimated useful lives:

Asset Category	Useful Life
Equipment	5-7 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of 10 years or the remaining term of the respective lease

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities and operating lease liabilities in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date of a lease based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. This is the rate the Company would have to pay if borrowing on a collateralized basis over a similar term to each lease. The operating lease ROU asset also includes any lease payments made and excludes lease incentive amounts. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If the undiscounted cash flows are insufficient to recover the carrying value, an impairment loss is recorded for the difference between the carrying value and fair value of the asset. Through December 31, 2019, no such impairment has occurred.

Research and Development Costs

Research and development expenses consist primarily of costs incurred for the Company’s research activities, including discovery efforts, and the development of product candidates, which include:

•

expenses incurred under agreements with third parties, including contract research organizations, or CROs, that conduct research, preclinical activities and clinical trials on the Company’s behalf as well as contract manufacturing organizations, or CMOs, that manufacture drug products for use in the Company’s preclinical and clinical trials;

•	salaries, benefits and other related costs, including stock-based compensation expense, for personnel in the Company’s research and development functions;

•	costs of outside consultants, including their fees, stock-based compensation and related travel expenses;

•	the cost of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

•	costs related to compliance with regulatory requirements; and

•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

The Company expenses research and development costs as incurred. The Company recognizes external development costs based on an evaluation of the progress to completion of specific tasks using information provided to the Company by its vendors and its clinical investigative sites. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in the Company’s consolidated financial statements as prepaid or accrued research and development expenses.

Warrants

The Company accounts for freestanding warrants within stockholders’ equity or as liabilities based on the characteristics and provisions of each instrument. The Company evaluates outstanding warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. If none of the criteria in the evaluation in these standards are met, the warrants are classified as a component of stockholders’ equity and initially recorded at their grant date fair value without subsequent remeasurement. Warrants that meet the criteria are classified as liabilities and remeasured to their fair value at the end of each reporting period.

Stock-Based Compensation

The Company’s stock-based payments include stock options, performance-based restricted stock units (“RSUs”) and grants of common stock, including common stock subject to vesting. The Company accounts for all stock-based payment awards granted to employees and nonemployees using a fair value method. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employee’s requisite service period, which is generally the vesting period, on a straight-line basis. The Company accounts for forfeitures as they occur.

The Company measures the fair value of the performance-based RSUs relating to the total share return performance using a Monte Carlo valuation model. The Company measures the fair value of the performance-based RSUs relating to the milestone performance goals using the fair value method and the probability that the specified performance criteria will be met. Each quarter the Company updates its assessment of the probability that the specified milestone criteria will be achieved and adjusts its estimate of the fair value, if necessary. Stock-based compensation expense is classified in the accompanying consolidated statements of operations and comprehensive loss based on the department to which the related services are provided.

Financial Instruments

The Company’s financial instruments consist of cash equivalents, marketable securities, accounts payable, a term loan and liability classified warrants. The carrying amounts of cash and cash equivalents and accounts payable approximate their fair value due to the short-term nature of those financial instruments. The fair value of the marketable securities and liability classified warrants are remeasured to fair value each reporting period (see Note 5). The fair value of the term loan approximates its face value due to market terms.

Fair Value Measurements

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company’s assets and liabilities measured at fair value on a recurring basis include cash equivalents, marketable securities and warrant liabilities.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock and dilutive common stock equivalents outstanding for the period, determined using the treasury-stock method and the as if-converted method, for convertible securities, if inclusion of these instruments is dilutive.

For the year ended December 31, 2019, both methods are equivalent. For the year ended December 31, 2018, diluted net loss per share amounts were calculated based on the dilutive effect of the total number of shares of common stock related to the November 2016 Private Placement warrants and the change in the fair value of the warrant liability. Basic and diluted net loss per share are described further in Note 2.

Income Taxes

Deferred tax assets and liabilities are determined based upon the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities as well as net operating loss and tax credit carryforwards using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company assesses its income tax positions and records tax benefits based upon management’s evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit is recognized in the consolidated financial statements. The Company classifies interest and penalties associated with such uncertain tax positions as a component of tax expense. As of December 31, 2019 and 2018, the Company has not identified any material uncertain tax positions.

Guarantees and Indemnifications

As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity.

The Company leases office and laboratory space in Hopkinton, Massachusetts and previously leased research and development space in Milford, Massachusetts under non-cancelable operating leases. The Company has standard indemnification arrangements under these leases that require it to indemnify the landlords against liability for injury, loss, accident, or damage from any claims, actions, proceedings, or costs resulting from certain acts, breaches, violations, or nonperformance under the Company’s lease.

Through December 31, 2019, the Company had not experienced any losses related to these indemnification obligations and no material claims were outstanding. The Company does not expect significant claims related to these indemnification obligations, and consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

Segment Information

Operating segments are identified as components of an enterprise about which separate and discrete financial information is available for evaluation by the chief operating decision maker, the Company’s Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment and does not track expenses on a program-by-program basis.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 requires lessees to recognize most leases on their balance sheet as a right-of-use asset and a lease liability. Leases are classified as either operating or finance, and classification is based on criteria similar to current lease accounting, but without explicit bright lines. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases” (“ASU 2018-10”), which provides narrow amendments to clarify how to apply certain aspects of the new lease standard, and ASU No. 2018-11, “Leases (Topic 842) – Targeted Improvements” (ASU 2018-11), which addresses implementation issues related to the new lease standard. The guidance is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those fiscal years, and early adoption is permitted. Under this standard, disclosures are required to enable users of financial statements in assessing the amount, timing, and uncertainty of cash flows arising from leases. The standard permits two transition methods, (1) to apply the new lease requirements at the beginning of the earliest period presented, or (2) to apply the new lease requirements at the effective date.

The Company adopted the standard on the effective date of January 1, 2019 by applying the new lease requirements at the effective date. Prior periods continue to be presented based on the accounting standards originally in effect for such periods. The Company also elected the package of practical expedients permitted under the transition guidance within the new standard, which, among other things, allows the Company to carry forward the historical lease classification. The Company will also apply the practical expedient not to separate lease and non-lease components for new and modified leases commencing after adoption. The standard had an impact of approximately $3.0 million on the Company’s assets and $3.4 million on its liabilities, as of January 1, 2019, for the recognition of right-of-use assets and lease liabilities, which are primarily related to the lease of its corporate headquarters in Hopkinton, Massachusetts. The standard did not have a material impact on the Company’s results of operations or liquidity (see Note 10).

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features and II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down round features. Part II simply replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within Accounting Standards Codification (ASC) Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. This ASU is effective for public companies for the annual reporting periods beginning after December 15, 2018, and interim periods within those annual periods. Early adoption is permitted. The Company adopted this standard as of January 1, 2019; however, the adoption of this standard did not impact the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement. This ASU removes, modifies and adds certain disclosure requirements of ASC Topic 820. The ASU is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact that the adoption of this standard may have on the Company’s consolidated financial statements.

2.	NET LOSS PER SHARE

The following table summarizes the computation of basic and diluted net loss per share of the Company for the years ended December 31, 2019 and 2018 (in thousands, except share and per share data):

Year Ended December 31,
2019
Net loss	$(24,097)
Weighted-average number of shares outstanding - basic and diluted	16,454,083
Net loss per common share - basic and diluted	$(1.46)

For the year ended December 31, 2019, the diluted net loss per common share is the same as basic net loss per common share.

Year Ended December 31,
2018
Net loss	$(22,854)
Less: decrease in change in fair value of warrant liabilities	(4,617)

Net loss available to common shareholders	$(27,471)

Weighted-average number of shares outstanding:
Basic	14,372,174
Effect of dilutive securities:
Common stock warrants	246,802

Dilutive potential common shares	14,618,976

Net loss per common share:
Basic	$(1.59)

Diluted	$(1.88)

For the year ended December 31, 2018, the diluted net loss per common share amounts under the treasury stock method was calculated based on the dilutive effect of the total number of shares of common stock related to the November 2016 Private Placement Warrants of 1,633,777 shares with an exercise price of $10.79. For the period ended December 31, 2018, the average stock price was $12.71, providing 246,802 dilutive shares for the November 2016 Private Placement Warrants. The change in the fair value of the warrant liability of $4.6 million is included in the net loss available to common shareholders for the diluted net loss per common share amount.

The following potentially dilutive securities outstanding, prior to the use of the treasury stock method or if-converted method, have been excluded from the computation of diluted weighted-average shares outstanding, because such securities had an antidilutive impact due to the losses reported:

	Year Ended December 31,
	2019	2018
Convertible debt	2,329,143	—
Common stock warrants	1,927,124	28,347
Stock options	1,901,665	1,349,565

3.	INVESTMENTS

Cash in excess of the Company’s immediate requirements is invested in accordance with the Company’s investment policy that primarily seeks to maintain adequate liquidity and preserve capital.

The following table summarizes the Company’s investments, by category, as of December 31, 2019 and 2018 (in thousands):

	December 31,	December 31,
	2019	2018
Investments - Current:
Debt securities - available for sale	$25,746	$32,914

Total	$25,746	$32,914

Investments - Noncurrent:
Debt securities - available for sale	$—	$16,804

Total	$—	$16,804

A summary of the Company’s available-for-sale classified investments as of December 31, 2019 and 2018 consisted of the following (in thousands):

	At December 31, 2019
	Cost Basis	Unrealized Gains	Unrealized Losses		Fair Value
Investments - Current:
Corporate bonds	$4,990	$—	$(58)		$4,932
United States treasury securities	20,979	—	(165)		20,814

Total	$25,969	$—	$(223	)(1)	$25,746

(1)	$(12) of unrealized losses are included in the cash and cash equivalents balance as of December 31, 2019, a total of $(235) net unrealized losses at December 31, 2019.

	At December 31, 2018
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Investments - Current:
Corporate bonds	$16,028	$—	$(19)	$16,009
United States treasury securities	16,913	—	(8)	16,905

Total	$32,941	$—	$(27)	$32,914

Investments - Noncurrent:
Corporate bonds	$4,930	$2	$—	$4,932
United States treasury securities	11,852	20	—	11,872

Total	$16,782	$22	$—	$16,804

The amortized cost and fair value of the Company’s available-for-sale investments, by contract maturity, as of December 31, 2019 consisted of the following (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$25,969	$25,746
Due after one year through two years	—	—

Total	$25,969	$25,746

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2019 and 2018 consisted of the following (in thousands):

	December 31, 2019	December 31, 2018
Equipment	$1,278	$1,064
Furniture and fixtures	450	400
Leasehold improvements	1,356	1,347

Total property and equipment	3,084	2,811
Less: accumulated depreciation	(850)	(492)

Property and equipment, net	$2,234	$2,319

Depreciation expense for the years ended December 31, 2019 and 2018 was $357,000 and $288,000, respectively.

5.	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are performed in a manner to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company classified its money market funds within Level 1 because their fair values are based on their quoted market prices. The Company classified its United States treasury securities and fixed income securities within Level 2 because their fair values are determined using alternative pricing sources or models that utilized market observable inputs.

A summary of the assets and liabilities that are measured at fair value as of December 31, 2019 and 2018 is as follows (in thousands):

		Fair Value Measurement at December 31, 2019
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds (1)	$21,065	$21,065	$—	$—
United States treasury securities (1)	5,982		5,982
Fixed income securities	25,746	—	25,746	—

Total	$52,793	$21,065	$31,728	$—

Liabilities:
Warrant liabilities	$299	$—	$—	$299

Total	$299	$—	$—	$299

		Fair Value Measurement at December 31, 2018
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds (1)	$13,264	$13,264	$—	$—
Fixed income securities	49,718	—	49,718	—

Total	$62,982	$13,264	$49,718	$—

Liabilities:
Warrant liabilities	$8,511	$—	$—	$8,511

Total	$8,511	$—	$—	$8,511

(1)

Money market funds and United States treasury securities with maturities of 90 days or less at the date of purchase are included within cash and cash equivalents in the accompanying consolidated balance sheets and are recognized at fair value.

The following table reflects the change in the Company’s Level 3 liabilities, which consist of the warrants issued in a private placement in November 2016 (see Note 7), for the years ended December 31, 2019 and 2018 (in thousands):

November Private Placement Warrants
Balance at December 31, 2017	$13,128
Change in fair value	(4,617)

Balance at December 31, 2018	$8,511
Change in fair value	(8,212)

Balance at December 31, 2019	$299

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses as of December 31, 2019 and 2018 consisted of the following (in thousands):

	December 31,	December 31,
	2019	2018
Preclinical and clinical studies	$1,473	$941
Compensation and benefits	614	830
Accounting and legal	240	227
Other	111	369

Total accrued expenses and other current liabilities	$2,438	$2,367

7.	WARRANTS

In connection with the amendment and restatement of a license agreement with BioHEP Technologies Ltd. (“BioHEP”) in February 2016, the Company issued a warrant to purchase 125,000 shares of the Company’s common stock to BioHEP (the “BioHEP Warrant”). The BioHEP Warrant had an exercise price of $16.00 per share. The Company evaluated the terms of the warrant and concluded that it should be equity-classified. The fair value of the warrant, $0.8 million, was estimated on the issuance date using a Black-Scholes pricing model based on the following assumptions: an expected term of two and a half years, expected stock price volatility of 71%, a risk-free rate of 1.01%, and a dividend yield of 0%. The fair value was expensed as research and development costs. The warrant expired unexercised on August 1, 2018.

In connection with the Company’s IPO, the Company issued to the sole book-running manager for the IPO a warrant to purchase 27,600 shares of common stock in May 2016 and a warrant to purchase 747 shares of common stock in June 2016 (together, the “IPO Warrants”). The IPO Warrants are exercisable at an exercise price of $15.00 per share and expire on May 5, 2021. The Company evaluated the terms of the IPO Warrants and concluded that they should be equity-classified. The fair value of the May 2016 IPO Warrants was estimated on the applicable issuance dates using a Black Scholes pricing model based on the following assumptions: an expected term of 4.99 years; expected stock price volatility of 87%; a risk-free rate of 1.20%; and a dividend yield of 0%. The fair value of the June 2016 IPO Warrants was estimated on the applicable issuance dates using a Black Scholes pricing model based on the following assumptions: an expected term of 4.92 years; expected stock price volatility of 87%; a risk-free rate of 1.23%; and a dividend yield of 0%. The aggregate fair value of the IPO Warrants was $0.2 million.

In November 2016, the Company entered into a definitive agreement with respect to the private placement of 1,644,737 shares of common stock and warrants to purchase 1,644,737 shares of common stock (the “November 2016 Private Placement Warrants”) to a group of accredited investors. These investors paid $9.12 for each share of common stock and warrant to purchase one share of common stock. The November 2016 Private Placement Warrants are exercisable at an exercise price of $10.79 per share and expire on November 23, 2021. The Company evaluated the terms of these warrants and concluded that they are liability-classified. In November 2016, the Company recorded the fair value of these warrants of approximately $8.3 million using a Black-Scholes pricing model. The Company must recognize any change in the value of the warrant liability each reporting period in the statement of operations. As of December 31, 2019 and 2018, the fair value of the November 2016 Private Placement Warrants was approximately $0.3 million and $8.5 million, respectively and 10,960 shares have been exercised (see Note 5).

A summary of the Black Scholes pricing model assumptions used to record the fair value of the warrants is as follows:

	For the Year Ended December 31,
	2019	2018
Risk-free interest rate	1.6%	2.5%
Expected term (in years)	1.9	2.9
Expected volatility	100.0%	78.1%
Expected dividend yield	0%	0%

In September 2019, the Company entered into a term loan (the “Convertible Term Loan”) with Pontifax Medison Finance (Israel) L.P. and Pontifax Medison Finance (Cayman) L.P., as lenders, and Pontifax Medison Finance GP, L.P., in its capacity as administrative agent and collateral agent for itself and the lenders, providing for a $20.0 million term loan (see Note 9). In connection with the Company’s Convertible Term Loan, the Company issued to certain lenders warrants to purchase 250,000 shares of common stock (the “Pontifax Warrants”). The Pontifax Warrants are exercisable at an exercise price of $6.57 per share and expire on September 19, 2025. The Company evaluated the terms of the Pontifax Warrants and concluded that they are equity-classified. The fair value of the Pontifax Warrants was estimated on the issuance date using a Black-Scholes pricing model based on the following assumptions: an expected term of 6.0 years; expected stock price volatility of 83.2%; a risk-free interest rate of 1.7%; and a dividend yield of 0%. The aggregate fair value of the Pontifax Warrants was approximately $0.6 million and was recorded as a discount to the term loan and will be amortized over the life of the term loan using the effective interest rate method.

In September 2019, the Company issued warrants to a service provider to purchase 15,000 shares of common stock (the “September 2019 Warrants”). The September 2019 Warrants are exercisable at an exercise price of $4.21 per share and expire on September 19, 2021. The Company evaluated the terms of the September 2019 Warrants and concluded that they are equity-classified. The fair value of the September 2019 Warrants was estimated on the applicable issuance date using a Black-Scholes pricing model based on the following assumptions: an expected term of 2.0 years; expected stock price volatility of 69.4%; a risk-free interest rate of 1.7%; and a dividend yield of 0%. The aggregate fair value of the September 2019 Warrants was approximately

$19,000 and will be expensed over the life of the service contract. As of December 31, 2019, approximately $6,000 has been expensed.

A summary of the warrant activity for the years ended December 31, 2019 and 2018 is as follows:

Warrants
Outstanding at December 31, 2017	1,787,124
Grants	—
Exercises	—
Expirations/cancellations	(125,000)

Outstanding at December 31, 2018	1,662,124
Grants	265,000
Exercises	—
Expirations/cancellations	—

Outstanding at December 31, 2019	1,927,124

8.	STOCKHOLDERS’ EQUITY

Common Stock

In August 2017, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which the Company may offer and sell, from time to time through Cantor, shares of the Company’s common stock having an aggregate offering price of up to $50.0 million. The Company pays Cantor a commission rate equal to 3.0% of the aggregate gross proceeds from each sale. During the year ended December 31, 2019, the Company sold an aggregate of 600 shares of its common stock pursuant to the Sales Agreement at a weighted-average selling price of $10.03 per share, which resulted in de minimis net proceeds to the Company. During the year ended December 31, 2018, the Company sold an aggregate of 217,329 shares of its common stock pursuant to the Sales Agreement at a weighted-average selling price of $15.42 per share, which resulted in $3.2 million of net proceeds to the Company.

In August 2018, the Company issued and sold in an underwritten public offering an aggregate of 3,246,079 shares of its common stock at $12.50 per share, which included 246,079 shares pursuant to the exercise of an option to purchase additional shares granted to the underwriters in connection with the offering. The offering resulted in $38.0 million of net proceeds, after deducting underwriting discounts and commissions and other offering expenses payable by the Company.

2014 Stock Incentive Plan and 2015 Stock Incentive Plan

In April 2014, the Company’s Board of Directors approved the 2014 Stock Incentive Plan (the “2014 Plan”) and authorized 750,000 shares of common stock to be issued under the 2014 Plan.

The Company’s 2015 Stock Incentive Plan (the “2015 Plan”) became effective immediately prior to the closing of the Company’s IPO on May 11, 2016. Upon the effectiveness of the 2015 Plan, 116,863 shares of common stock that remained available for grant under the 2014 Plan became available for grant under the 2015 Plan, and no further awards were available to be issued under the 2014 Plan.

The Company’s Board of Directors initially adopted the 2015 Plan in December 2015, subject to stockholder approval, and authorized 750,000 shares of Common Stock to be issued under the 2015 Plan. The 2014 Plan and 2015 Plan provide for the issuance of common stock, stock options and other stock-based awards to employees, officers, directors, consultants and advisors of the Company.

Amended and Restated 2015 Stock Incentive Plan

In March 2018, the Board approved the Amended and Restated 2015 Plan. Upon receipt of stockholder approval at the Company’s 2018 annual meeting in June 2018, the 2015 Plan was amended and restated in its entirety increasing the authorized number of shares of common stock reserved for issuance by 800,000 shares (together with the 2014 Plan, the 2015 Plan, the “Stock Incentive Plans”). Pursuant to the Amended and Restated 2015

Plan, there are 1,666,863 shares authorized for issuance. In addition, to the extent any outstanding awards under the 2014 Plan expire, terminate or are otherwise surrendered, cancelled or forfeited after the closing of the Company’s IPO, those shares are added to the authorized shares under the Amended and Restated 2015 Plan. The total amount of shares authorized for issuance under both the 2014 Plan and the Amended and Restated 2015 Plan is 2,300,000. As of December 31, 2019, the Company had 348,673 shares available for issuance under the Amended and Restated 2015 Plan.

The exercise price of stock options cannot be less than the fair value of the common stock on the date of grant. Stock options awarded under the Stock Incentive Plans expire 10 years after the grant date, unless the Board sets a shorter term. There were no stock options granted prior to 2015.

The following table summarizes the option activity under the Stock Incentive Plans for the years ended December 31, 2019 and 2018:

	Options	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
Options outstanding at December 31, 2017	988,565	$10.83	$2,617,859
Granted	311,000	12.28	—
Exercised	—	—	—
Cancelled	—	—	—
Options outstanding at December 31, 2018	1,299,565	$11.18	$2,617,859
Granted	395,500	9.61	—
Exercised	—	—	—
Cancelled	(22,750)	13.36	—

Options outstanding at December 31, 2019	1,672,315	$10.78	$—

Options exercisable at December 31, 2019	1,072,811	$11.13	$—

As of December 31, 2019, options outstanding have a weighted-average remaining contractual life of 7.2 years. The weighted-average fair value of all stock options granted for the year ended December 31, 2019 was $6.74. The intrinsic value at December 31, 2019 and 2018 is based on the closing price of the Company’s common stock on that date of $1.58 per share and $10.39 per share, respectively.

In January 2018, the Company issued a stock option award as an inducement grant for the purchase of an aggregate of 50,000 shares of the Company’s common stock, outside of the Stock Incentive Plans, at an exercise price of $12.02 per share. In February 2019, the Company issued a stock option award as an inducement grant for the purchase of an aggregate of 40,000 shares of the Company’s common stock, outside of the Stock Incentive Plans, at an exercise price of $10.39 per share. These inducement grants are excluded from the option activity table above.

The assumptions the Company used to determine the fair value of stock options granted in 2019 and 2018 are as follows, presented on a weighted-average basis:

	For the Year Ended December 31,
	2019	2018
Risk-free interest rate	2.5%	2.5%
Expected term (in years)	5.9	5.9
Expected volatility	81.1%	82.5%
Expected dividend yield	0%	0%

Performance-Based Restricted Stock Units

In January 2019, the Company issued RSUs to senior management under the 2015 Plan that represent shares potentially issuable in the future subject to the satisfaction of certain performance milestones as well as a service condition. The vesting of 50% of the RSUs is based upon the Company’s performance relative to a peer group over a two-year performance period, from January 1, 2019 through December 31, 2020, measured by the Company’s relative total shareholder return. The vesting of 25% of the RSUs is based on the achievement of a performance goal milestone as of December 31, 2019 and the vesting of the remaining 25% of the RSUs is based upon the achievement of a performance goal milestone as of December 31, 2020.

The Company estimates the fair value of total shareholder return RSUs at the date of grant using a Monte Carlo valuation methodology and amortizes those fair values over the requisite service period for each separately vesting tranche of the award. The Monte Carlo methodology that the Company uses to estimate the fair value of total shareholder return RSUs at the date of grant incorporates into the valuation the possibility that the market condition may not be satisfied. Provided that the requisite service is rendered, the total fair value of the total shareholder return RSUs at the date of grant must be recognized as compensation expense even if the market condition is not achieved. However, the number of shares that ultimately vest can vary significantly with the performance of the specified market criteria.

The fair value of the performance-based RSUs granted to management in 2019 for the Company’s relative total share return units is based on the Monte Carlo Simulation method on the grant date, which the weighted average fair value as of the year ended December 31, 2019 was $6.62 per share.

The Company estimates the fair value of performance milestone-based RSUs at the date of grant using the fair value method and the probability that the specified performance criteria will be met and amortizes the fair value over the requisite service period for each separately vesting tranche of the award when attainment of the milestone is deemed probable. The assumption used to determine the fair value of the RSUs granted to management during the year ended December 31, 2019 for the performance goal milestone units is based on the market price of the award on the grant date, which was a weighted average fair value for the year ended December 31, 2019 of $10.35 per share. Each quarter the Company updates its assessment of the probability that the specified milestone criteria will be achieved and adjusts its estimate of the fair value, if necessary. As of December 31, 2019, the Company has determined that it has not met the December 31, 2019 clinical milestones and reversed $0.1 million for previously recognized stock-based compensation expense and returned 46,450 shares to the plan.

As of December 31, 2019, the Company estimates that it is currently not probable that it will achieve the December 31, 2020 clinical milestones applicable to the milestone-based RSUs and has not recognized stock-based compensation expense for these RSUs as it relates to the December 31, 2020 milestone base goals. As of December 31, 2019, the Company reduced stock-based compensation by approximately $0.2 million for previously recognized stock-based compensation for the December 31, 2020 clinical milestones currently estimated to be not probable.

The total stock-based compensation recognized for the year ended December 31, 2019 for the RSUs related to the total shareholder return PSUs was approximately $0.3 million.

The following table is a rollforward of RSU activity under the Stock Incentive Plans for the year ended December 31, 2019:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value
Total nonvested units at December 31, 2018	—	$—
Granted	203,700	8.49
Vested	—	—
Cancelled	(64,350)	9.83

Total nonvested units at December 31, 2019	139,350	$7.86

Stock-Based Compensation

The following table summarizes the stock-based compensation expense for the years ended December 31, 2019 and 2018 (in thousands):

	For the Year Ended December 31,
	2019	2018
Stock-based compensation:
Research and development	$1,223	$843
General and administrative	2,144	1,933

Total Stock-based compensation	$3,367	$2,776

The fair value of stock options vested during the year ended December 31, 2019 was $2.7 million. At December 31, 2019, there was $4.1 million of unrecognized stock-based compensation expense relating to stock options granted pursuant to the Plans, which will be recognized over the weighted-average remaining vesting period of 2.47 years.

At December 31, 2019, there was $0.3 million of unrecognized stock-based compensation expense relating to performance-based RSUs granted pursuant to the Stock Incentive Plans, which will be recognized over the weighted-average remaining vesting period of 1.0 years.

Reserved Shares

As of December 31, 2019 and 2018, the Company reserved the following shares of common stock for issuance of shares resulting from the exercise of outstanding warrants and options, as well as the future issuance of shares available for grant under the Stock Incentive Plans:

	December 31,
	2019	2018
IPO Warrants	28,347	28,347
November Private Placement Warrants	1,633,777	1,633,777
Convertible Term Loan and Accrued Interest Payable	2,329,143	—
Pontifax Warrants	250,000	—
September 2019 Warrants	15,000	—
2015 Amended and Restated Stock Incentive Plan	2,160,338	2,238,887
Inducement Awards	90,000	50,000

Total	6,506,605	3,951,011

9.	CONVERTIBLE TERM LOAN

In September 2019, the Company entered into a Convertible Term Loan with Pontifax Medison Finance (Israel) L.P. and Pontifax Medison Finance (Cayman) L.P., as lenders, and Pontifax Medison Finance GP, L.P., in its capacity as administrative agent and collateral agent for itself and the lenders (collectively, the “Lenders”), providing for a $20.0 million term loan (the “Convertible Term Loan”), which the Company received on September 19, 2019 (the “Closing Date”). The Convertible Term Loan bears interest at an annual rate of 8.0%. The Convertible Term Loan provides for interest-only payments for twenty-four months and repayment of the aggregate outstanding principal balance of the Convertible Term Loan in quarterly installments starting upon expiration of the interest only period and continuing through September 19, 2023 (the “Maturity Date”). The Company incurred issuance costs of $0.4 million. The Convertible Term Loan issuance costs are shown as an offset to the Convertible Term Loan on the balance sheet and are amortized using the effective interest method to interest expense through the Maturity Date.

The Company may, at its option, prepay some or all of the then outstanding principal balance and all accrued and unpaid interest on the Convertible Term Loan, together with a prepayment charge equal to 3% of the principal amount being prepaid. The Lenders may, at their option, elect to convert the then outstanding Convertible Term Loan amount and all accrued and unpaid interest thereon into shares of the Company’s common stock at a conversion price of $8.76 per share, which is equal to two times the weighted average closing price of the Company’s common stock during the 30 trading days prior to the execution of the Convertible Term Loan (the “30-day VWAP”).

The Company’s obligations are secured by a security interest, senior to any current and future debts and to any security interest, in all of the Company’s right, title, and interest in, to and under all of its property and other assets, subject to limited exceptions including the Company’s intellectual property. The Convertible Term Loan contains customary events of default, representations, warranties and covenants, including a material adverse effect clause. The Company must maintain a minimum cash balance of $7.0 million in Spring Bank Pharmaceuticals, Inc. accounts, or it is in breach of the Convertible Term Loan, which the Company is in compliance with as of December 31, 2019.

Upon the occurrence of an event of default, a default interest rate of an additional 4% per annum may be applied to the outstanding loan balances, and the Lenders may declare all outstanding obligations immediately due and payable and exercise all of its rights and remedies as set forth in the Convertible Term Loan and under applicable law. The Company evaluated the accounting for the Convertible Term Loan and identified an embedded derivative related to the contingent interest feature. At issuance and as of December 31, 2019, the Company determined the fair value of the contingent interest feature to be di minimis and will re-value the derivative at the end of each reporting period.

In addition, the Company issued the Lenders warrants to purchase an aggregate of 250,000 shares of the Company’s common stock. The Pontifax Warrants are exercisable for a period of six years from the Closing Date at an exercise price of $6.57 per share, which is equal to 1.5 times 30-day VWAP. The aggregate fair value of the Pontifax Warrants was approximately $0.6 million and was recorded as a discount to the term loan and will be amortized over the life of the term loan using the effective interest rate method (see Note 7).

During the year ended December 31, 2019, the Company recorded interest expense of approximately $0.5 million in connection with the Convertible Term Loan. The fair value of the term loan as of December 31, 2019 approximates its face value due to market terms.

The following table summarizes the Company’s future principal debt payments on the Convertible Term Loan as of December 31, 2019 (in thousands):

December 31, 2019
2020	$—
2021	2,500
2022	10,000
2023	7,500

Total principal payments	$20,000
Less: unamortized debt discount	(930)

Term loan, long-term	$19,070

10.	LEASES

The Company has operating leases for its principal office and laboratory space and the Company’s former headquarters. The Company’s leases have remaining lease terms of approximately 8.3 years for its principal office and laboratory space, which includes an option to extend the lease for up to 5 years, and approximately 2 years for its former headquarters. The Company’s former headquarters location is subleased through the remainder of the lease term.

Other information related to leases as of December 31, 2019 was as follows:

For the Year Ended December 31,
2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases (in thousands)	$417
Right-of-use assets obtained in exchange for lease obligations:
Operating leases (in thousands)	$2,980
Weighted Average Remaining Lease Term
Operating leases	8.3 years
Weighted Average Discount Rate
Operating leases	8.0%

Operating lease costs under the leases for the year ended December 31, 2019 were approximately $646,000, offset by $81,000, for sublease income and variable lease cost payments. Total rent expense for the year ended December 31, 2018 was $429,000, which included payments for a lease of the Company’s research and development facility. The lease term of the research and development facility ended as of June 30, 2018.

The following table summarizes the Company’s maturities of operating lease liabilities as of December 31, 2019 (in thousands):

Year
2020	$588
2021	508
2022	450
2023	462
2024	474
Thereafter	1,931

Total lease payments	$4,413
Less: present value discount	(1,189)

Total	$3,224

For comparative purposes, the Company’s aggregate future minimum non-cancellable commitments under operating leases as of December 31, 2018 were as follows (in thousands):

Year
2019	$417
2020	588
2021	508
2022	450
2023	462
Thereafter	2,405

Total minimum lease payments	$4,830

11.	INCOME TAXES

In general, the Company has not recorded a provision for federal or state income taxes as it has had cumulative net operating losses since inception.

A reconciliation of the statutory U.S. Federal Tax Rate to the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2019	2018
U.S. statutory federal income tax rate	(21.0)%	(21.0)%
State income taxes, net of federal income tax benefit	(8.4)%	(7.6)%
Warrant adjustment	(7.2)%	(4.2)%
Permanent items	0.7%	0.6%
R&D credit	(0.6)%	(0.6)%
Change in valuation allowance	36.5%	32.7%
Change in federal rate impact	—	—
Other	—	0.1%

Effective income tax rate	0.0%	0.0%

The significant components of the Company’s deferred tax assets as of December 31, 2019 and 2018 are as follows (in thousands):

	December 31,
	2019	2018
Net operating loss carryforwards	$31,637	$23,582
Research and development credits	798	649
Lease liability	881	—
Accrued expenses	173	209
License payments	561	612
Stock based compensation	2,004	1,383
Other – net	101	138
Deferred tax asset	36,155	26,573

Valuation allowance	(35,389)	(26,536)
Net deferred tax asset	$766	$37

Right of use assets	$(742)	$—

Property and equipment	(24)	(37)

Net deferred tax liability	$(766)	$—

Net deferred tax asset and liability	$—	$—

Because of the Company’s recurring losses since inception, management has concluded that it is more likely than not that its net deferred tax assets will not be realized and, accordingly, the Company provided a full valuation allowance against the net deferred tax assets. The valuation allowance increased by approximately $8.9 million in 2019 due to the increase in the deferred tax assets (primarily due to the net operating loss carryforwards). In comparison, the valuation allowance increased by approximately $7.5 million in 2018 due to the increase in the deferred tax assets (primarily due to the net operating loss carryforwards). At December 31, 2019, the Company had federal and state net operating loss carryforwards of approximately $115.6 million and $116.5 million, respectively, available to reduce future taxable income, if any. The federal net operating loss carryforwards expire beginning in 2029 and ending in 2037, with the exception of federal net operating losses created after tax years ending December 31, 2017. These net operating loss carryforwards of approximately $54.1 million have an indefinite life and do not expire. The state net operating loss carryforwards expire beginning in 2030 and ending in 2039. At December 31, 2019, the Company had available federal and state income tax credits of approximately $0.3 million and $0.6 million, respectively, which are available to reduce future income taxes, if any, through 2039.

Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carry-forwards are subject to review and possible adjustment by the

Internal Revenue Service and state tax authorities. Net operating loss and tax credit carry-forwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitations is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed several financings since its inception, which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code, or could result in a change in control in the future. The Company has performed a Section 382 study from its inception through December 31, 2017. The Company determined it experienced two ownership changes, but it expects to be able to utilize all its tax attributes despite the limitations calculated from the ownership changes. If ownership changes occur in the future, they could limit the amount of tax attributes available to offset tax due and increase the Company’s tax expense adversely. The Company will continue to monitor changes in its ownership and update its Section 382 study in the future for those changes before its tax attributes are utilized.

The Company has generated research and development tax credits but has not conducted a study to document its activities that qualify for research and development tax credits. This study may result in an adjustment to the Company’s research and development credit carryforwards; however, since the Company has not conducted a study any adjustment is unknown, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development tax credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development tax credit carry-forwards and the valuation allowance.

The Company files income tax returns in the U.S. federal and Massachusetts jurisdictions. The statute of limitations for assessment by the Internal Revenue Service, or IRS, and state tax authorities is closed for tax years prior to 2015, although carryforward attributes that were generated prior to tax year 2015 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. The Company is currently not under examination by the Internal Revenue Service or any other jurisdictions for any tax years. The Company’s policy is to record interest and penalties on any unrecognized tax benefits as part of tax expense. The Company has not recorded any interest or penalties on any unrecognized tax benefits since its inception. The Company does not believe material uncertain tax positions have arisen to date.

12.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company accrues for contingent liabilities to the extent that the liability is probable and estimable. There are no accruals for contingent liabilities in these consolidated financial statements.

13.	401(k) PLAN

The Company has a 401(k)-defined contribution plan (the “401(k) Plan”) for substantially all of its employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. At the election of its Board, the Company may elect to match employee contributions. For the years ended December 31, 2019 and 2018, the Company paid a match of up to 4%, up to the maximum permitted by the Internal Revenue Code, which amounted to $0.2 million and $0.1 million, respectively.

14.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, the Company had no material related party transactions.

15.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date on which the consolidated financial statements were issued, to ensure that this submission includes appropriate disclosure of events both recognized in the consolidated financial statements and events which occurred subsequently but were not recognized in the consolidated financial statements.

SPRING BANK PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	June 30, 2020	December 31, 2019
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$8,531	$28,709
Marketable securities	14,990	25,746
Prepaid expenses and other current assets	2,717	3,522

Total current assets	26,238	57,977
Property and equipment, net	2,043	2,234
Operating lease right-of-use assets	2,576	2,717
Restricted cash	234	234
Other assets	—	35

Total	$31,091	$63,197

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,530	$2,210
Accrued expenses and other current liabilities	2,239	2,438
Accrued interest payable	—	403
Operating lease liabilities, current	364	355

Total current liabilities	5,133	5,406
Convertible term loan, net of unamortized discount	—	19,070
Warrant liabilities	38	299
Operating lease liabilities, noncurrent	2,688	2,869
Other long-term liabilities	—	27

Total liabilities	7,859	27,671

Commitments and contingencies (Note 11)
Stockholders’ equity:
Preferred stock, $0.0001 par value—authorized, 10,000,000 shares at June 30, 2020 and December 31, 2019; no shares issued or outstanding at June 30, 2020 and December 31, 2019	—	—
Common stock, $0.0001 par value—authorized, 200,000,000 shares at June 30, 2020 and December 31, 2019; 17,248,545 and 16,513,763 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	2	2
Additional paid-in capital	164,118	161,924
Accumulated deficit	(140,887)	(126,165)
Accumulated other comprehensive loss	(1)	(235)

Total stockholders’ equity	23,232	35,526

Total	$31,091	$63,197

See accompanying notes to consolidated financial statements.

SPRING BANK PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(In Thousands, Except Share and Per Share Data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Operating expenses:
Research and development	$3,204	$7,275	$8,507	$12,842
General and administrative	2,164	2,490	5,043	5,300

Total operating expenses	5,368	9,765	13,550	18,142

Loss from operations	(5,368)	(9,765)	(13,550)	(18,142)
Other income (expense):
Interest income	44	325	285	686
Interest expense	(35)	—	(511)	—
Loss on extinguishment of convertible term loan	(1,207)	—	(1,207)	—
Change in fair value of warrant liabilities	22	4,885	261	7,706

Net loss	(6,544)	(4,555)	(14,722)	(9,750)
Unrealized gain/(loss) on marketable securities	157	(97)	234	(213)

Comprehensive loss	$(6,387)	$(4,652)	$(14,488)	$(9,963)

Net loss per common share—basic and diluted	$(0.38)	$(0.28)	$(0.88)	$(0.59)

Weighted-average number of shares outstanding—basic and diluted	17,052,088	16,443,379	16,787,919	16,440,192

See accompanying notes to consolidated financial statements.

SPRING BANK PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED JUNE 30, 2020 AND 2019

(In Thousands, Except Share and Per Share Data)

For the Three Months Ended June 30, 2020	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance at March 31, 2020	16,582,444	$2	$162,771	$(134,343)	$(158)	$28,272
Stock-based compensation	—	—	449	—	—	449
Issuance of common stock for services rendered	17,006	—	25	—	—	25
Issuance of common stock in connection with at-the-market offering, net of issuance costs	649,095		819			819
Convertible term loan warrant amendment			54			54
Net unrealized gain on marketable securities	—	—	—	—	157	157
Net loss	—	—	—	(6,544)	—	(6,544)

Balance at June 30, 2020	17,248,545	$2	$164,118	$(140,887)	$(1)	$23,232

For the Three Months Ended June 30, 2019	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance at March 31, 2019	16,442,532	$2	$158,928	$(107,263)	$(121)	$51,546
Stock-based compensation	—	—	982	—	—	982
Issuance of common stock for services rendered	16,023	—	59	—	—	59
Issuance of common stock in connection with at-the-market offering, net of issuance costs	600		6			6
Net unrealized loss on marketable securities	—	—	—	—	(97)	(97)
Net loss	—	—	—	(4,555)	—	(4,555)

Balance at June 30, 2019	16,459,155	$2	$159,975	$(111,818)	$(218)	$47,941

See accompanying notes to consolidated financial statements.

SPRING BANK PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(In Thousands, Except Share and Per Share Data)

For the Six Months Ended June 30, 2020	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2019	16,513,763	$2	$161,924	$(126,165)	$(235)	$35,526
Stock-based compensation	—	—	1,241	—	—	1,241
Issuance of common stock for services rendered	43,887	—	50	—	—	50
Issuance of common stock in connection with at-the-market offering, net of issuance costs	690,895		849			849
Convertible term loan warrant amendment			54			54
Net unrealized gain on marketable securities	—	—	—	—	234	234
Net loss	—	—	—	(14,722)	—	(14,722)

Balance at June 30, 2020	17,248,545	$2	$164,118	$(140,887)	$(1)	$23,232

For the Six Months Ended June 30, 2019	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2018	16,434,614	$2	$157,931	$(102,068)	$(5)	$55,860
Stock-based compensation	—	—	1,895	—	—	1,895
Issuance of common stock for services rendered	23,941	—	143	—	—	143
Issuance of common stock in connection with at-the-market offering, net of issuance costs	600		6			6
Net unrealized loss on marketable securities	—	—	—	—	(213)	(213)
Net loss	—	—	—	(9,750)	—	(9,750)

Balance at June 30, 2019	16,459,155	$2	$159,975	$(111,818)	$(218)	$47,941

See accompanying notes to consolidated financial statements.

SPRING BANK PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In Thousands)

	For the Six Months Ended June 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(14,722)	$(9,750)
Adjustments for:
Depreciation and amortization	191	171
Operating lease right-of-use asset amortization	141	130
Change in fair value of warrant liabilities	(261)	(7,706)
Loss on extinguishment of convertible term loan	1,207	—
Non-cash interest expense	77	—
Non-cash investment income (expense)	(244)	72
Non-cash stock-based compensation	1,291	2,013
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	805	(753)
Other assets	35	132
Accounts payable	320	(155)
Accrued expenses and other liabilities	(629)	1,081
Operating lease liabilities	(172)	—

Net cash used in operating activities	(11,961)	(14,765)

Cash flows from investing activities:
Proceeds from sale of marketable securities	32,234	16,787
Purchases of marketable securities	(21,000)	(6,000)
Purchases of property and equipment	—	(205)

Net cash provided by investing activities	11,234	10,582

Cash flows from financing activities:
Payment of convertible term loan and prepayment fee	(20,300)	—
Proceeds from issuance of common stock in connection with at-the-market offering, net of issuance costs	849	6

Cash (used in) provided by financing activities	(19,451)	6

Net decrease in cash, cash equivalents and restricted cash	(20,178)	(4,177)
Cash, cash equivalents and restricted cash, beginning of period	28,943	14,958

Cash, cash equivalents and restricted cash, end of period	$8,765	$10,781

Supplemental disclosures of cash flow information:
Cash paid for taxes	$7	$17

Cash paid for interest, net	$837	$—

See accompanying notes to consolidated financial statements.

Spring Bank Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Spring Bank Pharmaceuticals, Inc. (the “Company”) is a clinical-stage biopharmaceutical company engaged in the discovery and development of novel therapeutics for the treatment of a range of cancers and inflammatory diseases using its proprietary small molecule nucleotide platform. The Company designs its compounds to selectively target and modulate the activity of specific proteins implicated in various disease states. The Company’s internally-developed programs are primarily designed to stimulate and/or dampen immune responses. The Company is devoting its resources to advancing multiple programs in its STING (STimulator of INterferon Genes) product portfolio.

Until January 2020, the Company was also developing inarigivir, an orally-administered investigational selective immunomodulator, as a potential treatment for chronic hepatitis B virus, or HBV. Inarigivir was being evaluated in multiple clinical trials, including the Company’s Phase 2b CATALYST trials, designed to evaluate both treatment-naïve and virally-suppressed non-cirrhotic patients with HBV under multiple dosing regimens. On January 29, 2020, the Company announced that it terminated all clinical development of inarigivir for the treatment of HBV due to the occurrence of unexpected serious adverse events, including one patient death, in the Company’s Phase 2b CATALYST trial.

On July 29, 2020, the Company and F-star Therapeutics Limited (“F-star”) entered into a Share Exchange Agreement (the “Exchange Agreement”) pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Exchange Agreement, the Company will acquire the entire issued share capital of F-star with F-star continuing as the combined company (the “Exchange”) (see Note 12).

Since its inception in 2002 and prior to its initial public offering (“IPO”) in May 2016, the Company built its technology platform and product candidate pipeline, supported by grants and through private financings. The Company has three wholly owned subsidiaries: Sperovie Biosciences, Inc. formed in September 2015, SBP Securities Corporation formed in December 2016 and SBP International Limited formed in May 2019.

The Company’s success is dependent upon its ability to successfully complete clinical development and obtain regulatory approval of its product candidates, successfully commercialize approved products, generate revenue, and, ultimately, attain profitable operations.

The pandemic caused by an outbreak of a new strain of coronavirus, or the COVID-19 pandemic, that is affecting the U.S. and global economy and financial markets is also impacting the Company’s employees, patients, communities and business operations. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19, the actions taken to contain it or treat its impact and the economic impact on local, regional, national and international markets. The Company is actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, industry, and workforce.

Basis of Presentation and Liquidity

The accompanying consolidated financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”).

The accompanying interim financial statements as of June 30, 2020 and for the three and six months ended June 30, 2020 and 2019, and related interim information contained within the notes to the financial statements, are unaudited. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the Company’s audited financial statements and include all adjustments (including normal recurring adjustments) necessary for the fair presentation of the Company’s financial position as of June 30, 2020, results of operations for the three and six months ended June 30, 2020 and 2019, statement of stockholders’ equity for the three and six months ended June 30, 2020 and 2019 and its cash flows for the six months ended June 30, 2020 and 2019. These interim financial statements should be read in conjunction with the Company’s audited financial statements and accompanying notes contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the Securities and Exchange Commission (“SEC”) on February 14, 2020. The results for the three and six months ended June 30, 2020 are not necessarily indicative of the results expected for the full fiscal year or any interim period.

As of June 30, 2020, the Company had an accumulated deficit of $140.9 million and $23.5 million in cash, cash equivalents and marketable securities. On April 8, 2020, the Company repaid in full its $20.0 million convertible term loan (see Note 9).

There is no guarantee that the Exchange will be completed. The Company expects its $23.5 million in cash, cash equivalents and marketable securities as of June 30, 2020 will be sufficient to fund operations for at least the next twelve months. This estimate assumes no additional funding from new collaboration agreements, equity financings or further sales under the Company’s Controlled Equity OfferingSM Sales Agreement with Cantor Fitzgerald & Co. (see Note 8).

The Company does not expect to raise any additional funds prior to the completion of the Exchange. However, if the Exchange is not completed, the Company may require significant additional funds earlier than it currently expects in order to conduct clinical trials and preclinical and discovery activities. There can be no assurances, however, that additional funding will be available on favorable terms, or at all. To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, stockholders’ ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect common stockholder rights. If the Company raises additional funds through collaborations, strategic alliances or licensing arrangements with third parties, the Company may have to relinquish valuable rights to its technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sperovie Biosciences, Inc., SBP Securities Corporation and SBP International Limited. Sperovie Biosciences, Inc. had operations consisting mainly of legal fees associated with intellectual property activities as of June 30, 2020. Sperovie Biosciences, Inc. was a joint borrower with the Company under the Company’s convertible term loan (see Note 9). SBP Securities Corporation had assets primarily related to investments in marketable securities and operations consisting primarily of interest income as of June 30, 2020. SBP International Limited had operations consisting mainly of clinical trial oversight, including European data protection oversight, as of June 30, 2020. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. Significant estimates relied upon in preparing the accompanying financial statements related to the fair value of warrants, accounting for stock-based compensation, income taxes, useful lives of long-lived assets, and accounting for certain accruals. The Company evaluates its estimates and assumptions on an ongoing basis. The Company’s actual results may differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are stated at fair value and include short-term, highly liquid investments with remaining maturities of 90 days or less at the date of purchase. Included in cash and cash equivalents as of June 30, 2020 are money market fund investments of $7.0 million and included in cash and cash equivalents as of

December 31, 2019 are money market fund investments of $21.1 million and United States treasury securities of $6.0 million, which are reported at fair value (see Note 5).

Restricted Cash

As of June 30, 2020 and December 31, 2019, restricted cash consists of approximately $234,000, which is held as a security deposit required in conjunction with a lease agreement for the Company’s principal office and laboratory space entered into in October 2017.

Concentration of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash and marketable securities. Substantially all of the Company’s cash is held at financial institutions that management believes to be of high credit quality. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Investments in Marketable Securities

The Company invests excess cash balances in short-term and long-term marketable securities. The Company classifies investments in marketable securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time of purchase. At each balance sheet date presented, all investments in securities are classified as available-for-sale. The Company reports available-for-sale investments at fair value at each balance sheet date and includes any unrealized holding gains and losses (the adjustment to fair value) in accumulated other comprehensive income (loss), a component of stockholders’ equity. Realized gains and losses are determined using the specific identification method and are included in other income (expense). If any adjustment to fair value reflects a decline in the value of the investment, the Company considers all available evidence to evaluate the extent to which the decline is “other than temporary,” including the intention to sell and, if so, marks the investment to market through a charge to the Company’s consolidated statements of operations and comprehensive loss.

Property and Equipment, Net

Property and equipment are recorded at cost. Costs associated with maintenance and repairs are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives:

Asset Category	Useful Life
Equipment	5-7 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of 10 years or the remaining term of the respective lease

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities and operating lease liabilities in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. This is the rate the Company would have to pay if borrowing on a collateralized basis over a similar term to each lease. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If the undiscounted cash flows are insufficient to recover the carrying value, an impairment loss is recorded for the difference between the carrying value and fair value of the asset. As of June 30, 2020, no such impairment has occurred.

Research and Development Costs

Research and development expenses consist primarily of costs incurred for the Company’s research activities, including discovery efforts, and the development of product candidates, which include:

•

expenses incurred under agreements with third parties, including contract research organizations, or CROs, that conduct research, preclinical activities and clinical trials on the Company’s behalf as well as contract manufacturing organizations, or CMOs, that manufacture drug products for use in the Company’s preclinical and clinical trials;

•	salaries, benefits and other related costs, including stock-based compensation expense, for personnel in the Company’s research and development functions;

•	costs of outside consultants, including their fees, stock-based compensation and related travel expenses;

•	the cost of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

•	costs related to compliance with regulatory requirements; and

•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

The Company expenses research and development costs as incurred. The Company recognizes external development costs based on an evaluation of the progress to completion of specific tasks using information provided to the Company by its vendors and its clinical investigative sites. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in the Company’s consolidated financial statements as prepaid or accrued research and development expenses.

Warrants

The Company accounts for freestanding warrants within stockholders equity or as liabilities based on the characteristics and provisions of each instrument. The Company evaluates outstanding warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. If none of the criteria in the evaluation in these standards are met, the warrants are classified as a component of stockholders equity and initially recorded at their grant date fair value without subsequent remeasurement. Warrants that meet the criteria are classified as liabilities and remeasured to their fair value at the end of each reporting period.

Stock-Based Compensation

The Company’s stock-based payments include stock options, performance-based restricted stock units (“performance-based RSUs”), time-based restricted stock units (“time-based RSUs”) and grants of common stock. The Company accounts for all stock-based payment awards granted to employees and nonemployees using a fair value method. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employees’ requisite service period, which is generally the vesting period, on a straight-line basis. The Company accounts for forfeitures as they occur.

The Company measures the fair value of the performance-based RSUs relating to the total share return performance using a Monte Carlo valuation model. The Company measures the fair value of the performance-based RSUs relating to the milestone performance goals using the fair value method and the probability that the specified performance criteria will be met. Each quarter the Company updates its assessment of the probability that the specified milestone criteria will be achieved and adjusts its estimate of the fair value, if necessary. Stock-

based compensation expense is classified in the accompanying consolidated statements of operations and comprehensive loss based on the department to which the related services are provided.

Financial Instruments

The Company’s financial instruments consist of cash equivalents, marketable securities, accounts payable, a term loan and liability classified warrants. The carrying amounts of cash and cash equivalents and accounts payable approximate their fair value due to the short-term nature of those financial instruments. The fair value of the marketable securities and liability classified warrants are remeasured to fair value each reporting period (see Note 5). The fair value of the term loan approximates its face value due to market terms.

Fair Value Measurements

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company’s assets and liabilities measured at fair value on a recurring basis include cash equivalents, marketable securities and warrant liabilities.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock and dilutive common stock equivalents outstanding for the period, determined using the treasury-stock method and the as if-converted method, for convertible securities, if inclusion of these instruments is dilutive.

For the three and six months ended June 30, 2020 and 2019, both methods are equivalent. Basic and diluted net loss per share is described further in Note 2.

Income Taxes

Deferred tax assets and liabilities are determined based upon the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities as well as net operating loss and tax credit carryforwards using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company assesses its income tax positions and records tax benefits based upon management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit is recognized in the consolidated financial statements. The Company classifies interest and penalties associated with such uncertain tax positions as a component of interest expense. As of June 30, 2020 and December 31, 2019, the Company has not identified any material uncertain tax positions.

Guarantees and Indemnifications

As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity.

The Company leases its principal office and laboratory space in Hopkinton, Massachusetts under a non-cancelable operating lease. The Company has standard indemnification arrangements under the lease that require it to indemnify the landlords against liability for injury, loss, accident, or damage from any claims, actions, proceedings, or costs resulting from certain acts, breaches, violations, or nonperformance under the Company’s lease.

Through June 30, 2020, the Company had not experienced any losses related to these indemnification obligations and no material claims were outstanding. The Company does not expect significant claims related to these indemnification obligations, and consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

Segment Information

Operating segments are identified as components of an enterprise about which separate and discrete financial information is available for evaluation by the chief operating decision maker, the Company’s chief executive officer, in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment and does not track expenses on a program-by-program basis.

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement. This ASU removes, modifies and adds certain disclosure requirements of ASC Topic 820. The ASU is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this standard as of January 1, 2020; however, the adoption of this standard did not impact the Company’s consolidated financial statements.

2. NET LOSS PER SHARE

The following table summarizes the computation of basic and diluted net loss per share of the Company for such periods (in thousands, except share and per share data):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Net loss	$(6,544)	$(4,555)	$(14,722)	$(9,750)

Weighted-average number of shares outstanding—basic and diluted	17,052,088	16,443,379	16,787,919	16,440,192

Net loss per common share—basic and diluted	$(0.38)	$(0.28)	$(0.88)	$(0.59)

Diluted net loss per common share is the same as basic net loss per common share for all periods presented.

The following potentially dilutive securities outstanding, prior to the use of the treasury stock method or if-converted method, have been excluded from the computation of diluted weighted-average shares outstanding, because such securities had an antidilutive impact due to the losses reported:

	For the Three and Six Months Ended June 30,
	2020	2019
Common stock warrants	1,927,124	1,662,124
Stock options and inducement awards	1,606,275	1,714,815
Restricted stock units	534,000	185,800

3. INVESTMENTS

Cash in excess of the Company’s immediate requirements is invested in accordance with the Company’s investment policy that primarily seeks to maintain adequate liquidity and preserve capital.

The following table summarizes the Company’s investments, by category, as of June 30, 2020 and December 31, 2019 (in thousands):

	June 30, 2020	December 31, 2019
Investments—Current:
Debt securities—available for sale	$14,990	$25,746

Total	$14,990	$25,746

A summary of the Company’s available-for-sale classified investments as of June 30, 2020 and December 31, 2019 consisted of the following (in thousands):

	At June 30, 2020
	Cost Basis	Accumulated Unrealized Gains	Accumulated Unrealized Losses		Fair Value
Investments—Current:
United States treasury securities	$14,991	$—	$(1)		$14,990

Total	$14,991	$—	$(1)		$14,990

	At December 31, 2019
	Cost Basis	Accumulated Unrealized Gains	Accumulated Unrealized Losses		Fair Value
Investments—Current:
Corporate bonds	$4,990	$—	$(58)		$4,932
United States treasury securities	20,979	—	(165)		20,814

Total	$25,969	$—	$(223	)(1)	$25,746

(1) $(12) of unrealized losses are included in the cash and cash equivalents balance as of December 31, 2019, a total of $(235) net unrealized losses at December 31, 2019.

The amortized cost and fair value of the Company’s available-for-sale investments, by contract maturity, as of June 30, 2020 consisted of the following (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$14,991	$14,990

Total	$14,991	$14,990

4. PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2020 and December 31, 2019 consisted of the following (in thousands):

	June 30, 2020	December 31, 2019
Equipment	$1,278	$1,278
Furniture and fixtures	423	450
Leasehold improvements	1,356	1,356

Total property and equipment	3,057	3,084
Less: accumulated depreciation and amortization	(1,014)	(850)

Property and equipment, net	$2,043	$2,234

Depreciation expense for the three and six months ended June 30, 2020 was $95,000 and $191,000, respectively. Depreciation expense for the three and six months ended June 30, 2019 was $88,000 and $171,000, respectively.

5. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are performed in a manner to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company classified its money market funds within Level 1 because their fair values are based on their quoted market prices. The Company classified its United States treasury securities and fixed income securities within Level 2 because their fair values are determined using alternative pricing sources or models that utilized market observable inputs.

A summary of the assets and liabilities that are measured at fair value as of June 30, 2020 and December 31, 2019 is as follows (in thousands):

		Fair Value Measurement at June 30, 2020
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds(1)	$7,012	$7,012	$—	$—
United States treasury securities	14,990	—	14,990	—

Total	$22,002	$7,012	$14,990	$—

Liabilities:
Warrant liabilities	$38	$—	$—	$38

Total	$38	$—	$—	$38

		Fair Value Measurement at December 31, 2019
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Money market funds (1)	$21,065	$21,065	$—	$—
United States treasury securities (1)	5,982	—	5,982	—
Fixed income securities	25,746	—	25,746	—

Total	$52,793	$21,065	$31,728	$—

Liabilities:
Warrant liabilities	$299	$—	$—	$299

Total	$299	$—	$—	$299

(1)

Money market funds and United States treasury securities with maturities of less than 90 days at the date of purchase are included within cash and cash equivalents in the accompanying consolidated balance sheets and are recognized at fair value.

The following table reflects the change in the Company’s Level 3 liabilities, which consists of the warrants issued in a private placement in November 2016 (see Note 7), for the three months ended June 30, 2020 (in thousands):

November Private Placement Warrants
Balance at December 31, 2018	$8,511
Change in fair value	(8,212)

Balance at December 31, 2019	299
Change in fair value	(261)

Balance at June 30, 2020	$38

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses as of June 30, 2020 and December 31, 2019 consisted of the following (in thousands):

	June 30, 2020	December 31, 2019
Preclinical and clinical studies	$1,124	$1,473
Compensation and benefits	765	614
Accounting and legal	254	240
Other	96	111

Total accrued expenses and other current liabilities	$2,239	$2,438

7. WARRANTS

In connection with the Company’s IPO, the Company issued to the sole book-running manager for the IPO a warrant to purchase 27,600 shares of common stock in May 2016 and a warrant to purchase 747 shares of common stock in June 2016 (together, the “IPO Warrants”). The IPO Warrants are exercisable at an exercise price of $15.00 per share and expire on May 5, 2021. The Company evaluated the terms of the IPO Warrants and concluded that they should be equity-classified. The fair value of the May 2016 IPO Warrants was estimated on the applicable issuance dates using a Black-Scholes pricing model based on the following assumptions: an expected term of 4.99 years; expected stock price volatility of 87%; a risk-free rate of 1.20%; and a dividend yield of 0%. The fair value of the June 2016 IPO Warrants was estimated on the applicable issuance dates using a

Black-Scholes pricing model based on the following assumptions: an expected term of 4.92 years; expected stock price volatility of 87%; a risk-free interest rate of 1.23%; and a dividend yield of 0%. The aggregate fair value of the IPO Warrants on the date of issuance was approximately $0.2 million.

In November 2016, the Company entered into a definitive agreement with respect to the private placement of 1,644,737 shares of common stock and warrants to purchase 1,644,737 shares of common stock (the “November 2016 Private Placement Warrants”) to a group of accredited investors. These investors paid $9.12 for each share of common stock and warrant to purchase one share of common stock. The November 2016 Private Placement Warrants are exercisable at an exercise price of $10.79 per share and expire on November 23, 2021. The Company evaluated the terms of these warrants and concluded that they are liability-classified. In November 2016, the Company recorded the fair value of these warrants of approximately $8.3 million using a Black-Scholes pricing model. The Company must recognize any change in the value of the warrant liability each reporting period in the statement of operations. As of June 30, 2020 and December 31, 2019, the fair value of the November 2016 Private Placement Warrants was approximately $38,000 and $0.3 million, respectively, and 10,960 shares have been exercised to date (see Note 5).

A summary of the Black-Scholes pricing model assumptions used to record the fair value of the warrants is as follows:

	June 30, 2020	December 31, 2019
Risk-free interest rate	0.2%	1.6%
Expected term (in years)	1.4	1.9
Expected volatility	80.9%	100.0%
Expected dividend yield	0%	0%

In September 2019, the Company entered into a term loan (the “Convertible Term Loan”) with Pontifax Medison Finance (Israel) L.P. and Pontifax Medison Finance (Cayman) L.P., as lenders, and Pontifax Medison Finance GP, L.P., in its capacity as administrative agent and collateral agent for itself and the lenders, providing for a $20.0 million term loan (see Note 9). In connection with the Company’s Convertible Term Loan, the Company issued to certain lenders warrants to purchase 250,000 shares of common stock (the “Pontifax Warrants”). Prior to their amendment in April 2020 (see Note 9), the Pontifax Warrants were exercisable at an exercise price of $6.57 per share. The Pontifax Warrants expire on September 19, 2025. The Company evaluated the terms of the Pontifax Warrants and concluded that they are equity-classified. The fair value of the Pontifax Warrants was estimated on the issuance date using a Black-Scholes pricing model based on the following assumptions: an expected term of 6.0 years; expected stock price volatility of 83.2%; a risk-free interest rate of 1.7%; and a dividend yield of 0%. The aggregate fair value of the Pontifax Warrants on the date of issuance was approximately $0.6 million and was recorded as a discount to the term loan and will be amortized over the life of the term loan using the effective interest rate method. The aggregate fair value remaining on the payoff date was $0.5 million and was included in the loss on extinguishment of the Convertible Term Loan upon repayment (see Note 9). In connection with the repayment of the Convertible Term Loan, the Pontifax Warrants were amended and restated to amend the exercise price to $2.08 per share, which was equal to 1.5 times the weighted-average closing price of the Company’s Common Stock during the 90 days prior to the repayment date. All other terms of the Pontifax Warrants remained the same. During the three months ended June 30, 2020, there was an incremental expense of approximately $54,000 for the amendment of the Pontifax Warrant exercise price.

In September 2019, the Company issued warrants to a service provider to purchase 15,000 shares of common stock (the “September 2019 Warrants”). The September 2019 Warrants are exercisable at an exercise price of $4.21 per share and expire on September 19, 2021. The Company evaluated the terms of the September 2019 Warrants and concluded that they are equity-classified. The fair value of the September 2019 Warrants was estimated on the applicable issuance date using a Black-Scholes pricing model based on the following assumptions: an expected term of 2.0 years; expected stock price volatility of 69.4%; a risk-free interest rate of 1.7%; and a dividend yield of 0%. The aggregate fair value of the September 2019 Warrants on the date of issuance was approximately $19,000. Approximately $13,000 and $6,000 has been expensed during the periods ended June 30, 2020 and December 31, 2019, respectively.

A summary of the warrant activity for the six months ended June 30, 2020 and for the year ended December 31, 2019 is as follows:

Warrants
Outstanding at December 31, 2018	1,662,124
Grants	265,000
Exercises	—
Expirations/cancellations	—

Outstanding at December 31, 2019	1,927,124
Grants	—
Exercises	—
Expirations/cancellations	—

Outstanding at June 30, 2020	1,927,124

8. STOCKHOLDERS’ EQUITY

Common and Preferred Stock

In August 2017, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which the Company may offer and sell, from time to time through Cantor, shares of the Company’s common stock having an aggregate offering price of up to $50.0 million. The Company pays Cantor a commission rate equal to 3.0% of the aggregate gross proceeds from each sale. During the three and six months ended June 30, 2020, the Company sold an aggregate of 649,095 and 690,895 shares of its common stock, respectively, pursuant to the Sales Agreement at a weighted-average selling price of $1.32 per share, during both periods, which resulted in approximately $0.8 million in net proceeds to the Company during both periods. During the three and six months ended June 30, 2019, the Company sold an aggregate of 600 shares of its common stock pursuant to the Sales Agreement at a weighted-average selling price of $10.03 per share, which resulted in de minimis net proceeds to the Company.

2014 Stock Incentive Plan and 2015 Stock Incentive Plan

In April 2014, the Company’s Board of Directors approved the 2014 Stock Incentive Plan (the “2014 Plan”) and authorized 750,000 shares of common stock to be issued under the 2014 Plan.

The Company’s 2015 Stock Incentive Plan (the “2015 Plan”) became effective immediately prior to the closing of the Company’s IPO on May 11, 2016. Upon the effectiveness of the 2015 Plan, 116,863 shares of common stock that remained available for grant under the 2014 Plan became available for grant under the 2015 Plan, and no further awards were available to be issued under the 2014 Plan.

The Company’s Board of Directors initially adopted the 2015 Plan in December 2015, subject to stockholder approval, and authorized 750,000 shares of Common Stock to be issued under the 2015 Plan. The 2014 Plan and 2015 Plan provide for the issuance of common stock, stock options and other stock-based awards to employees, officers, directors, consultants and advisors of the Company.

Amended and Restated 2015 Stock Incentive Plan

In March 2018, the Board approved the Amended and Restated 2015 Plan. Upon receipt of stockholder approval at the Company’s 2018 annual meeting in June 2018, the 2015 Plan was amended and restated in its entirety increasing the authorized number of shares of common stock reserved for issuance by 800,000 shares (the Amended and Restated 2015 Plan, and together with the 2014 Plan, the “Stock Incentive Plans”). Upon receipt of stockholder approval at the Company’s 2020 annual meeting in June 2020, the Amended and Restated 2015 Plan was further amended to increase the authorized number of shares of common stock reserved for issuance by 1,150,000 shares. Following this approval, there are 2,816,863 shares authorized for issuance pursuant to the Amended and Restated 2015 Plan. In addition, to the extent any outstanding awards under the 2014 Plan expire, terminate or are otherwise surrendered, cancelled or forfeited after the closing of the Company’s IPO, those shares are added to the authorized shares under the Amended and Restated 2015 Plan.

The total amount of shares authorized for issuance under all Stock Incentive Plans is 3,450,000. As of June 30, 2020, the Company had 1,216,176 shares available for issuance under the Amended and Restated 2015 Plan.

The exercise price of stock options cannot be less than the fair value of the common stock on the date of grant. Stock options awarded under the Stock Incentive Plans expire 10 years after the grant date, unless the Board sets a shorter term. There were no stock options granted prior to 2015.

The following table summarizes the option activity under the Stock Incentive Plans for the six months ended June 30, 2020 and the year ended December 31, 2019:

	Options	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding at December 31, 2018	1,299,565	$11.18	$881,385
Granted	395,500	9.61	—
Exercised	—	—	—
Cancelled	(22,750)	13.36	—

Outstanding at December 31, 2019	1,672,315	10.78	—
Granted	270,000	1.44	—
Exercised	—	—	—
Cancelled	(426,040)	10.45	—

Options outstanding at June 30, 2020	1,516,275	$9.21	$—

Options exercisable at June 30, 2020	1,017,853	$10.79	$—

As of June 30, 2020, all options outstanding have a weighted-average remaining contractual life of 6.6 years. The weighted-average fair value of all stock options granted for the six months ended June 30, 2020 was $0.99. Intrinsic value at June 30, 2020 and December 31, 2019 is based on the closing price of the Company’s common stock on that date of $1.47 per share and $1.58 per share, respectively.

In January 2018, the Company issued a stock option award as an inducement grant for the purchase of an aggregate of 50,000 shares of the Company’s common stock, outside of the Stock Incentive Plans, at an exercise price of $12.02 per share. In February 2019, the Company issued a stock option award as an inducement grant for the purchase of an aggregate of 40,000 shares of the Company’s common stock, outside of the Stock Incentive Plans, at an exercise price of $10.39 per share. These inducement grants are excluded from the option activity table above.

The assumptions the Company used to determine the fair value of stock options granted to employees and directors during the six months ended June 30, 2020 and 2019 are as follows, presented on a weighted-average basis:

	For the Six Months Ended June 30,
	2020	2019
Risk-free interest rate	0.7%	2.6%
Expected term (in years)	5.9	6.0
Expected volatility	82.8%	81.1%
Expected dividend yield	0%	0%

Restricted Stock Units

Performance-Based Restricted Stock Units

In January 2019, the Company issued performance-based RSUs to senior management under the Amended and Restated 2015 Plan that represented shares potentially issuable in the future subject to the satisfaction of certain performance milestones as well as a service condition. The vesting of 50% of the performance-based RSUs was based upon the Company’s performance relative to a peer group over a two-year performance period, from

January 1, 2019 through December 31, 2020, measured by the Company’s relative total shareholder return. The vesting of 25% of the performance-based RSUs was based on the achievement of a performance goal milestone as of December 31, 2019 and the vesting of the remaining 25% of the performance-based RSUs was based upon the achievement of a performance goal milestone as of December 31, 2020.

The Company estimated the fair value of total shareholder return performance-based RSUs at the date of grant using a Monte Carlo valuation methodology and amortizes those fair values over the requisite service period for each separately vesting tranche of the award. The Monte Carlo methodology that the Company uses to estimate the fair value of total shareholder return performance-based RSUs at the date of grant incorporates into the valuation the possibility that the market condition may not be satisfied. Provided that the requisite service is rendered, the total fair value of the total shareholder return performance-based RSUs at the date of grant must be recognized as compensation expense even if the market condition is not achieved. However, the number of shares that ultimately vest can vary significantly with the performance of the specified market criteria.

The Company estimates the fair value of milestone performance-based RSUs at the date of grant using the fair value method and the probability that the specified performance criteria will be met and amortizes the fair value over the requisite service period for each separately vesting tranche of the award when attainment of the milestone is deemed probable. The assumption used to determine the fair value of the performance-based RSUs granted to management in 2019 for the performance goal milestone units is based on the market price of the award on the grant date. Each quarter the Company updates its assessment of the probability that the specified criteria will be achieved and adjusts its estimate of the fair value, if necessary.

As of December 31, 2019, the Company did not meet the 2019 milestone under the performance-based RSUs, and accordingly 46,450 shares were returned to the Amended and Restated 2015 Plan. The previously recognized expense of $0.3 million related to the 2019 milestone was reversed during the year ended December 31, 2019. The 2020 milestone was not deemed probable, and the previously recognized expense of $0.1 million was reversed during the year ended December 31, 2019. The Company recognized $0.3 million expense related to the total shareholder return component of the performance-based RSUs during the year ended December 31, 2019.

In March 2020, the Company and the recipients of these performance-based RSUs agreed to cancel the agreements and as a result, 139,350 shares were returned to the Amended and Restated 2015 Plan. The Company recognized the remaining expense for the total shareholder return performance-based RSUs in the amount of $0.3 million during the six months ended June 30, 2020. The Company did not recognize any expense related to the milestone performance-based RSUs.

In April 2020, the Company issued 360,000 performance-based RSUs to senior management under the Amended and Restated 2015 Plan that represented shares potentially issuable in the future subject to the satisfaction of certain performance milestones. The vesting of 50% of the performance-based RSUs is based on the achievement of a performance goal milestone as of December 31, 2020 and the vesting of the remaining 50% of the performance-based RSUs is based upon the achievement of a performance goal milestone as of December 31, 2021. For the three and six months ended June 30, 2020, the Company recognized approximately $44,000 expense related to the performance-based RSUs.

Time-Based Restricted Stock Units

In March 2020, the Company issued 199,000 time-based RSUs to employees under the Amended and Restated 2015 Plan. The weighted average grant date fair value of the time-based RSUs was $1.41 for the three and six months ended June 30, 2020. The vesting for the time-based RSUs is 50% after one-year from the grant date and the remaining 50% as of December 31, 2021. For the three and six months ended June 30, 2020, the Company recognized approximately $32,000 and $43,000 expense related to the time-based RSUs, respectively.

The following table is a rollforward of all RSU activity under the Stock Incentive Plans for the six months ended June 30, 2020:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value
Total nonvested units at December 31, 2019	139,350	$7.86
Granted	559,000	1.41
Vested	—	—
Cancelled	(164,350)	6.88

Total nonvested units at June 30, 2020	534,000	$1.07

Stock-Based Compensation

The following table summarizes the Company’s stock-based compensation expense for the three and six months ended June 30, 2020 and 2019 (in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Stock-based compensation:
Research and development	$171	$339	$446	$656
General and administrative	303	702	845	1,357

Total Stock-based compensation	$474	$1,041	$1,291	$2,013

The fair value of stock options vested during the six months ended June 30, 2020 was $1.5 million. At June 30, 2020, there was $2.4 million of unrecognized stock-based compensation expense relating to stock options granted pursuant to the Stock Incentive Plans, which will be recognized over the weighted-average remaining vesting period of 2.2 years.

At June 30, 2020, there was $0.5 million of unrecognized stock-based compensation expense relating to the time-based RSUs granted pursuant to the Stock Incentive Plans, which will be recognized over the weighted-average remaining vesting period of 1.5 years.

Reserved Shares

As of June 30, 2020 and December 31, 2019, the Company reserved the following shares of common stock for issuance of shares resulting from exercise of outstanding warrants and options, convertible shares from the Convertible Term Loan, as well as issuance of shares available for grant under the Stock Incentive Plans:

	June 30,	December 31,
	2020	2019
IPO warrants	28,347	28,347
November private placement warrants	1,633,777	1,633,777
Convertible term loan	—	2,329,143
Pontifax warrants	250,000	250,000
September 2019 warrants	15,000	15,000
Amended and restated 2015 stock incentive plan	3,266,451	2,160,338
Inducement awards	90,000	90,000

Total	5,283,575	6,506,605

9. CONVERTIBLE TERM LOAN

In September 2019, the Company entered into a Convertible Term Loan with Pontifax Medison Finance (Israel) L.P. and Pontifax Medison Finance (Cayman) L.P., as lenders, and Pontifax Medison Finance GP, L.P., in its capacity as administrative agent and collateral agent for itself and the lenders (collectively, the “Lenders”), providing for a $20.0 million term loan (the “Convertible Term Loan”), which the Company received on September 19, 2019 (the “Closing Date”). The Company incurred issuance costs of $0.4 million and Pontifax Warrants costs of $0.6 million. The Convertible Term Loan issuance costs and Pontifax Warrant costs are shown as an offset to the Convertible Term Loan on the balance sheet and are amortized using the effective interest method to interest expense through September 23, 2023 (the “Maturity Date”). In April 2020, the Company entered into a prepayment notice and pay-off letter with the Lenders, which provided for the full repayment in cash of the $20.0 million Convertible Term Loan and amended the exercise price with respect to the Pontifax Warrants. Upon repayment of the Convertible Term Loan, the Company incurred a loss on extinguishment of debt, which included $0.3 million for a prepayment fee, $0.4 million of unamortized issuance costs, $0.5 million in unamortized Pontifax Warrant costs and approximately $54,000 for the Pontifax Warrant amendment (see Note 7).

Pursuant to the Convertible Term Loan, the Company was entitled, at its option, to prepay some or all of the then outstanding principal balance and all accrued and unpaid interest on the Convertible Term Loan, together with a prepayment charge equal to 3% of the principal amount being prepaid. The Lenders were entitled, at their option, to elect to convert the then outstanding Convertible Term Loan amount and all accrued and unpaid interest thereon into shares of the Company’s common stock at a conversion price of $8.76 per share.

The Company’s obligations were secured by a security interest, senior to any current and future debts and to any security interest, in all of the Company’s right, title, and interest in, to and under all of its property and other assets, subject to limited exceptions including the Company’s intellectual property. The Convertible Term Loan contained customary events of default, representations, warranties and covenants, including a material adverse effect clause. The Company was required to maintain a minimum cash balance of $7.0 million in its accounts.

Upon the occurrence of an event of default, a default interest rate of an additional 4% per annum would have been applied to the outstanding loan balances, and the Lenders would have been able to declare all outstanding obligations immediately due and payable and exercise all of its rights and remedies as set forth in the Convertible Term Loan and under applicable law. The Company evaluated the accounting for the Convertible Term Loan and identified an embedded derivative related to the contingent interest feature. The Company determined the fair value of the contingent interest feature to be de minimis.

In addition, the Company issued the Lenders warrants to purchase an aggregate of 250,000 shares of the Company’s common stock (the “Pontifax Warrants”). The Pontifax Warrants are exercisable for a period of six years from the Closing Date and were exercisable at an exercise price of $6.57 per share prior to their amendment in April 2020. The aggregate fair value of the Pontifax Warrants on the date of issuance was approximately $0.6 million and was recorded as a discount to the term loan and will be amortized over the life of the term loan using the effective interest rate method. The aggregate fair value remaining on the payoff date was $0.5 million and was included in the loss on extinguishment of the Convertible Term Loan upon repayment. In connection with the repayment of the Convertible Term Loan, the Pontifax Warrants were amended and restated to amend the exercise price to $2.08 per share, which was equal to 1.5 times the weighted-average closing price of the Company’s Common Stock during the 90 days prior to the repayment date. All other terms of the Pontifax Warrants remained the same. During the three months ended June 30, 2020, there was an incremental expense of approximately $54,000 for the amendment of the Pontifax Warrant exercise price, which is included in the loss on extinguishment of debt (see Note 7).

During the three and six months ended June 30, 2020, the Company recorded interest expense of approximately $35,000 and $511,000, respectively, in connection with the Convertible Term Loan. There was no interest expense recorded during the three and six months ended June 30, 2019.

10. LEASES

The Company has operating leases for its principal office and laboratory space and the Company’s former headquarters. The Company’s leases have remaining lease terms of approximately 8.3 years for its principal office and laboratory space, which includes an option to extend the lease for up to 5 years, and approximately 0.9 years for its former headquarters. The Company’s former headquarters location is subleased through the remainder of the lease term.

Other information related to leases as of June 30, 2020 and 2019 was as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases (in thousands)	$147	$91	$291	$130
Right-of-use assets obtained in exchange for lease obligations:
Operating leases (in thousands)	$—	$2,980	$—	$2,980

As of June 30, 2020 and December 31, 2019, the weighted average remaining lease term for operating leases was 8.0 years and 8.3 years, respectively.

As of June 30, 2020 and December 31, 2019, the weighted average discount rate for operating leases was 8% for both periods.

Operating lease costs under the leases for the three and six months ended June 30, 2020 were approximately $165,000 and $330,000, respectively. Total operating lease costs for the three and six months ended June 30, 2020 were offset by $21,000 and $50,000, respectively, for sublease income and variable lease cost payments. Operating lease costs under the leases for the three and six months ended June 30, 2019 were approximately $130,000 and $260,000, respectively. Total operating lease costs for the three and six months ended June 30, 2019 were offset by $18,000 and $37,000, respectively, for sublease income and variable lease cost payments.

The following table summarizes the Company’s maturities of operating lease liabilities as of June 30, 2020 (in thousands):

Year
2020 (excluding the six months ended June 30, 2020)	$297
2021	508
2022	450
2023	462
2024	474
Thereafter	1,931

Total lease payments	$4,122
Less: present value discount	(1,070)

Total	$3,052

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company accrues for contingent liabilities to the extent that the liability is probable and estimable. There are no accruals for contingent liabilities in these consolidated financial statements.

12. SUBSEQUENT EVENTS

On July 29, 2020, the Company entered into the Exchange Agreement with F-star and the holders of outstanding shares and convertible notes of F-star. Under the terms of the Exchange, subject to the satisfaction or waiver of the conditions set forth in the Exchange Agreement, the Company will acquire the entire issued share capital of F-star, with F-star to continue as the combined company. The Exchange has been approved by the boards of directors of both companies and the equity holders of F-star and is expected to close in late 2020, subject to customary closing conditions, including the approval of the Company’s stockholders. Upon completion of the Exchange, Spring Bank Pharmaceuticals, Inc. will be renamed F-star Therapeutics, Inc., and is expected to trade on the Nasdaq Capital Market under the ticker symbol “FSTX”.

The Exchange is intended to create a company focused on transforming the lives of patients with cancer through the development of innovative tetravalent bispecific (mAb2) antibodies. The combined company will advance its immuno-oncology pipeline of multiple tetravalent bispecific antibody programs, including the Company’s STING (STimulator of INterferon Gene) agonist, SB 11285, currently in a Phase 1/2 clinical trial.

The combined company will be led by Eliot Forster, Ph.D., MBA, F-star President and Chief Executive Officer, and will be headquartered in United Kingdom. The initial size of the Board of Directors of the Company will be eight and the initial directors are expected to be Nessan Bermingham, Ph.D., who shall be Chairman; David Arkowitz, MBA (continuing Company director); Edward Benz, MD; Todd Brady, MD, Ph.D. (continuing Company director); Eliot Forster, Ph.D., MBA; Pamela Klein, MD (continuing Company director); Patrick Krol, MBA; and Geoffrey Race, FCMA MBA. The resignations from the Company’s board of directors of each of Timothy Clackson, Ph.D., Martin Driscoll, Kurt Eichler and Scott Smith will be effective as of the closing of the proposed Exchange.

The Company continues to conduct activities with respect to SB 11285, its intravenously-administered STING agonist product candidate, as well as other preclinical activities as described further in this prospectus/proxy statement.

The Company has evaluated subsequent events through the date on which the consolidated financial statements were issued to ensure appropriate disclosure of events both recognized in the consolidated financial statements and events which occurred subsequently but were not recognized in the consolidated financial statements.

F-STAR THERAPEUTICS LIMITED

F-star Therapeutics Limited

Consolidated Financial Statements

for the period ended December 31, 2019

and the years ended December 31, 2018 and 2017

F-star Therapeutics Limited

December 31, 2019

F-star Therapeutics Limited

December  31, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of F-star Therapeutics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of F-star Therapeutics Limited and its subsidiaries (the “Company”) as of December 31, 2019, 2018 and 2017, and the related consolidated statements of comprehensive (loss)/income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Changes in Accounting Principles

As discussed in Note 2.1 to the consolidated financial statements, the Company has changed the manner in which it accounts for classification of expenses in 2019 and the manner in which it accounts for revenues from contracts with customers in 2018 discussed in Note 4.10.

Restatement of Previously Issued Financial Statements

As discussed in Note 4.9 to the consolidated financial statements, the Company has restated its 2018 and 2017 financial statements to correct errors.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.2 to the consolidated financial statements, the Company will require additional financing to fund its operating expenses and capital expenditure requirements which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cambridge, United Kingdom

August 28, 2020

We have served as the Company’s or its predecessor’s auditor since 2013.

F-star Therapeutics Limited

December 31, 2019

Consolidated Statements of Comprehensive (Loss)/Income

	Notes	Year ended December 31, 2019 £	Restated* Year ended December 31, 2018 £	Restated* Year ended December 31, 2017 £
Revenue	5	21,882,228	29,996,604	11,027,179
Costs related to collaborative arrangements	6	(17,960,094)	(13,892,433)	(6,345,668)
Research & development costs		(32,672,545)	—	—
General & administrative expenses		(12,294,739)	(398,926)	(616,048)
Other income	7	112,931	—	—
Other gains	8	309,863	195,177	70,661

(Loss)/profit from operations	9	(40,622,356)	15,900,422	4,136,124
Fair value losses on financial liabilities at fair value through profit or loss (FVTPL)	21	(1,106,313)	—	—
Finance income	11	8,412	4,308	—
Finance costs	11	(255,554)	—	—

(Loss)/profit before tax from continuing operations		(41,975,811)	15,904,730	4,136,124
Income tax credit/(charge)	12	7,016,499	(2,636,132)	(656,864)

(Loss)/profit for the year attributable to equity holders of the parent		(34,959,312)	13,268,598	3,479,260

Items that may be reclassified to profit or loss in subsequent periods:
Foreign exchange arising on consolidation		77,375	—	—

Other comprehensive income for the period		77,375	—	—

Total comprehensive (loss)/income attributable to owners of the parent		(34,881,937)	13,268,598	3,479,260

(Loss)/earnings per share for profit attributable to the shareholders of the parent:
Basic and diluted (loss)/earnings per share	28	(2.37)	1.47	0.38

*	See note 4.9 for explanation of restatement of prior year deferred tax.

All activities relate to continuing activities.

The accompanying notes are an integral part of these consolidated financial statements.

F-star Therapeutics Limited

December 31, 2019

Consolidated Statements of Financial Position

	Notes	December 31, 2019 £	Restated* December 31, 2018 £	Restated*^ December 31, 2017 £
Non-current assets
Goodwill	13	2,811,827	—	—
Intangible assets	13	34,134,321	17,984,743	9,448,623
Property, plant and equipment	14	1,086,781	—	—
Right-of-use assets	15	462,520	—	—
Financial assets at FVTPL	16	42,662	—	—

		38,538,111	17,984,743	9,448,623

Current assets
Cash and cash equivalents	17	3,736,229	6,458,139	3,780,060
Current tax assets		8,114,658	190,000	—
Trade and other receivables	18	2,713,144	346,242	735,535

		14,564,031	6,994,381	4,515,595

Total assets		53,102,142	24,979,124	13,964,218

Equity
Issued share capital	19	177,768	1	91
Other reserves	20	45,261,794	90	—
(Accumulated losses)/retained earnings	20	(16,907,806)	15,861,034	3,479,260

Total equity		28,531,756	15,861,125	3,479,351

Non-current liabilities
Deferred revenue	5	—	—	2,495,919
Lease liability	15	39,745	—	—
Deferred tax		1,655,295	2,973,578	336,841

		1,695,040	2,973,578	2,832,760

Current liabilities
Convertible notes held at FVTPL	21	11,364,454	—	—
Corporate tax liabilities		84,317	—	320,023
Trade and other payables	22	10,621,957	1,555,382	1,341,879
Deferred revenue	5	339,558	4,589,039	5,990,205
Lease liability	15	465,060	—	—

Total current liabilities		22,875,346	6,144,421	7,652,107

Total equity and liabilities		53,102,142	24,979,124	13,964,218

*	See note 4.9 for explanation of restatement of prior year deferred tax.
^	See note 4.10 for explanation of change in accounting policy.

The accompanying notes are an integral part of these consolidated financial statements.

F-star Therapeutics Limited

December 31, 2019

Consolidated Statements of Changes in Equity

	Notes	Share capital £	Other reserves £	Retained earnings/ (accumulated losses) £	Total equity £
Balance as of December 30, 2016		—	—	—	—
Profit for the financial period and comprehensive income as originally stated		—	—	3,816,101	3,816,101
Transactions with owners of the Company, recognised directly in equity
Proceeds from shares issued on incorporation		91	—	—	91

Balance as of December 31, 2017 as originally stated		91	—	3,816,101	3,816,192

Restatement of prior year deferred tax	4.9	—	—	(336,841)	(336,841)

Restated at December 31, 2017		91	—	3,479,260	3,479,351
Adoption of new accounting standard	4.10	—	—	(886,824)	(886,824)

Restated at 1 January 2018		91	—	2,592,436	2,592,527

Profit for the financial period and total comprehensive income as originally stated		—	—	15,905,335	15,905,335
Restatement* of prior year deferred tax	4.9	—	—	(2,636,737)	(2,636,737)

Restated* profit for the financial period and comprehensive income		—	—	13,268,598	13,268,598
Arising on corporate reorganizationα		(90)	90	—	—

Restated at December 31, 2018		1	90	15,861,034	15,861,125

Loss for the financial year		—	—	(34,959,312)	(34,959,312)
Other comprehensive income		—	—	77,375	77,375

Total comprehensive loss		—	—	(34,881,937)	(34,881,937)
Transactions with owners in their capacity as owners
Share based payment charge	23	—	—	2,113,097	2,113,097
Exercise of share options	19	352	—	—	352
Issues of shares on corporate reorganization, business combination and acquisition of asset	19,20	177,415	45,261,704	—	45,439,119

At December 31, 2019		177,768	45,261,794	(16,907,806)	28,531,756

The accompanying notes are an integral part of these consolidated financial statements.

α	Prior year share capital has been restated to reflect the share capital of the legal acquirer.

F-star Therapeutics Limited

December 31, 2019

Consolidated Statements of Cash Flows

	Notes	Year ended December 31, 2019 £	Year ended December 31, 2018 £	Year ended December 31, 2017 £
Cash flows from operating activities
(Loss)/profit for the financial year before tax		(41,975,811)	15,904,730	4,136,124
Adjustments for:
Share-based payment expense	23	2,113,097	—	—
Net finance cost	11	247,142	—	—
Net exchange gains		(182,802)	—	—
Amortization of intangible assets	13	1,689,151	1,083,875	398,290
Depreciation of tangible fixed assets	14,15	671,178	—	—
Loss on disposal of tangible fixed asset	9	10,333	—	—
Loss on disposal of intangible asset		3,953,127	—	—
Impairment of intangible assets	13	6,608,387	—	—
Impairment of goodwill	13	298,625	—	—
Fair value losses on financial liabilities through profit or loss	21	1,106,313	—	—
Trade and other receivables	18	153,369	389,293	(735,535)
Trade and other payables	22	4,402,391	213,503	1,341,879
Change in deferred revenue		(4,909,097)	(3,897,085)	8,486,124
Adoption of new accounting standard	4.10	—	(886,824)	—

Adjusted (loss)/ profit before tax		(25,814,597)	12,807,492	13,626,882
Proceeds from sale of intangible assets		8,620,965	—	—

Cash (used in)/generated from operating activities		(17,193,632)	12,807,492	13,626,882
Corporation tax received (paid)		636,677	(509,418)	—

Net cash flows (used in)/generated from operating activities		(16,556,955)	12,298,074	13,626,882

Cash flows from investing activities
Proceeds from sale of tangible assets		1,579	—	—
Payments to acquire intangible assets	13	(100,000)	(9,619,995)	(9,846,913)
Cash acquired with acquisition of subsidiaries*	26	4,194,521	—	—
Interest received	11	8,412	—	—

Net cash generated from/(used in) investing activities		4,104,512	(9,619,995)	(9,846,913)

Cash flows from financing activities
Proceeds from issue of ordinary shares	19	19	—	91
Principal elements of lease payments	15	(296,094)	—	—
Interest paid on leases	15	(22,394)	—	—
Proceeds from convertible debt	21	10,051,963	—	—

Net cash generated from financing activities		9,733,494	—	91

Net (decrease)/increase in cash and cash equivalents		(2,718,949)	2,678,079	3,780,060
Cash and cash equivalents at the beginning of the year		6,458,139	3,780,060	—
Effects of exchange rate changes on cash and cash equivalents		(2,961)	—	—

Cash and cash equivalents at end of year	17	3,736,229	6,458,139	3,780,060

Reconciliation of movement in liabilities whose cash flows are recorded in financing activities is included in note 17.

*	Consideration for acquisition of subsidiaries was entirely in the form of issued shares

The accompanying notes are an integral part of these consolidated financial statements.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

1. General information

F-star Therapeutics Limited (“FTL”) is the ultimate parent company of the group and its registered office address is Eddeva B920, Babraham Research Campus, Cambridge, CB22 3AT.

The activity of the group is research and development (“R&D”) and clinical activities within the biotechnology sector, to improve the lives of patients with cancer. The business includes pre-clinical and clinical development of our mAb2 product candidates, and the granting of technology licenses to collaboration partners within the biotechnology sector.

On May 7, 2019, FTL acquired in a share for share exchange, F-star Delta Ltd (“Delta”), F-star Beta Ltd (“Beta”), F-star Biotechnologische Forschungs-und Entwicklungsges.m.b.H. (“GmbH”), and F-star Alpha Ltd (“Alpha”) (collectively, the “F-star Group Entities”). No other assets, including cash, were transferred or liabilities assumed as consideration for the corporate reorganization, business combination and asset acquisition.

Prior to the corporate reorganization, business combination and asset acquisition the F-star Group entities shared some common directorships and some common shareholders. Due to the variations in shareholdings in each entity they were deemed to be related parties, but were not deemed to be under common control. Therefore, the above transactions to enact the formation of the group headed by F-star Therapeutics Limited were not deemed to be a common control transactions, with the exception of the corporate reorganization where shares in F-star Therapeutics Limited were issued to the shareholders of Delta for its acquisition, at a 1:1 ratio.

These financial statements were authorized for issue by the board of directors on August 28, 2020.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) as issued by the International Accounting Standards Board (IASB).

These financial statements have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments at fair value through profit or loss, as described below.

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

FTL, the legal acquirer of the F-star Group Entities, is an entity with no historical operations and was created solely for the purpose of effecting the corporate reorganization. Accordingly, for accounting purposes, it was not deemed substantive nor the accounting acquirer of the F-star Group Entities. In accordance with the amended guidance in IFRS 3 ‘Business Combinations’, the transaction was accounted for as a reorganization with Delta as the accounting acquirer. On acquisition, GmbH and Beta met the definition of a business in accordance with IFRS 3 ‘Business Combinations’, while Alpha did not meet this definition and was accounted for as an asset acquisition. Therefore, the reorganization has been accounted for as Delta obtaining a controlling interest in GmbH and Beta, and a controlling interest in Alpha through asset acquisition.

Therefore, although the consolidated financial statements are issued in the name of FTL, the legal acquirer, the group’s activity is in substance the continuation of the financial information of Delta. The consolidated financial statements comprise the results of Delta for the full financial year to December 31, 2019 and the results of FTL

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

and GmbH, Alpha and Beta from May 7, 2019, the date of the corporate reorganization. The comparative information presented in the consolidated financial statements represents the historical financial performance and financial position of Delta only.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated.

All of the subsidiaries of the group are 100% owned within the group. Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. The group holds 20% of the participation rights of each of two entities: S-TARget therapeutics GmbH, Vienna and OncoQR ML GmbH, Vienna. The participation rights grant entitlement to a share in dividend income or proceeds on sale from each of these entities but no voting rights and therefore the group does not exercise significant influence. Therefore, these investments are accounted for according to IFRS 9 “Financial Instruments”.

All group undertakings included in the consolidation have a coterminous date of statement of financial position.

Following a management review of the presentation of the consolidated statement of (loss)/income for the current reporting period, it was determined that a “by function” presentation would provide more reliable and relevant information to the users of the financial statements. Therefore, for comparability of the data presented, for the years ended December 31, 2018, and 2017 the presentation of the consolidated statements of comprehensive income has been changed to a “by function” presentation, whereas the previous presentation was by nature. Due to this presentational change and the associated requirements of IAS 1 Presentation of financial statements, the company adopted a policy of classifying certain costs as “costs related to collaborative arrangements” (see note 2.20).

The following table illustrates the reclassification of costs from “other expenses” under the “by nature” presentational format to the revised expense categories under the “by function” presentational format the for the years ended December 31, 2018 and December 31, 2017:

	Presentation by Nature		Presentation by function
	Other expenses £	Total £	Costs related to collaborative arrangements £	General & administrative expenses £	Total £
Year ended December 31, 2018	14,291,359	14,291,359	13,892,433	398,926	14,291,359
Year ended December 31, 2017	6,961,716	6,961,716	6,345,668	616,048	6,961,716

Segmental reporting

The single operating segment is reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Management that makes strategic decisions.

2.2 Going concern

As of August 28, 2020, the date of approval of the consolidated financial statements for the period ended December 31, 2019, the company does not expect its cash deposits will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months. These conditions raise substantial doubt about the company’s ability to continue as a going concern

The company expects to seek equity financing from existing and new investors in conjunction with the contemplated Share Exchange Agreement entered into on July 29, 2020 between F-star Therapeutics Limited and

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

Spring Bank Pharmaceuticals Inc. The closing of the Share Exchange Agreement would provide access to the existing cash deposits of Spring Bank Pharmaceuticals Inc as well as expected additional equity financing to be raised by F-star Therapeutics Limited as part of the Exchange. The estimated closing is anticipated in Q4 2020. The closing of the Share Exchange Agreement is however subject to approval by the shareholders of Spring Bank Pharmaceuticals Inc. If the merger is unsuccessful, the company will seek additional funding through equity financing from existing shareholders, or other alternative sources, which the directors believe can be obtained. Accordingly, the directors believe it is appropriate to continue to adopt the going concern basis of accounting.

2.3 Estimates and judgments

In the application of the group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates. See note 4 for details of critical estimates and judgments.

2.4 New standards, amendments and IFRIC interpretations

New standards, amendments and interpretations adopted by the group

The group has adopted all relevant IFRSs that were effective for periods beginning January 1, 2019. The following standards have been adopted by the group for the first time for the fiscal year beginning on January 1, 2019:

IFRS 16 — ‘Leases’

IFRS 16, ‘Leases’ (effective date January 1, 2019) replaces the current guidance in IAS 17, ‘Leasing’. The group had no leases in the comparative year and therefore the new accounting standard has not impacted the accumulated losses as at January 1, 2018 or January 1, 2019.

As a result of the corporate reorganization on May 7, 2019, the group acquired lease liabilities which had previously been classified as ‘operating leases’ under the principles of IAS 17 — ‘Leases’. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of May 7, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on May 7, 2019 was 5%.

Management elected to apply IFRS 16 using a modified retrospective transition method and has elected to apply the following practical expedients:

•	application of a single discount rate to a portfolio of leases with reasonably similar characteristics

•	reliance on previous assessments on whether leases are onerous as an alternative to performing an impairment review — there were no onerous contracts as at January 1, 2019

•	accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases

•	use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease

•	electing to not separate lease and non-lease components and instead accounting for both as if it were one lease component

•	payments associated with short-term leases of equipment and vehicles and all leases of low value assets are recognized on a straight-line basis as an expense in profit or loss.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

The adoption of IFRS 16 has affected the following items in the consolidated statement of financial position as at May 7, 2019 the date of acquisition of the lease liabilities and associated right-of-use assets:

•	right-of-use assets — increase by £740,262

•	lease liability — increase by £800,899

The net impact on net assets acquired was a decrease of £60,636.

The group accounting policies with regards to leases are disclosed in section 2.21 of this note.

There are no other amendments to accounting standards or IFRIC interpretations that are effective for the year ended December 31, 2019 that have had a material impact on the group’s financial statements.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

New standards, amendments and interpretations not yet adopted

IFRS 3 — ‘Business Combinations’

IFRS 3 — ‘Business Combinations’ was amended on October 18, 2018 to change the definition of a business and is to be applied to business combinations for periods beginning on or after January 1, 2020 with early adoption permitted.

2.5 Foreign currency translation

Functional and presentational currency

The consolidated financial statements are presented in pounds sterling, which is the group’s presentation currency. Items included in the consolidated financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Functional currencies of the consolidated entities are as follows:

F-star Therapeutics Limited, Cambridge, U.K.	pounds sterling
F-star Delta Limited, Cambridge, U.K.	pounds sterling
F-star GmbH, Vienna, Austria	euro
F-star Biotechnology Limited, Cambridge, U.K.	pounds sterling
F-star Alpha Limited, Cambridge, U.K.	pounds sterling
F-star Beta Limited, Cambridge, U.K.	pounds sterling
F-star Therapeutics LLC, Delaware, U.S	U.S. dollar

The results and financial position of all group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

a.	assets and liabilities for each date of consolidated statements of financial position presented are translated at the closing rate as of the date of that consolidated statement of financial position;

b.

income and expenses for each consolidated statement of comprehensive (loss)/income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

c.	all resulting exchange differences are recognized in other comprehensive income.

Transactions and balances

Foreign currency transactions are translated into pounds sterling, the group’s functional currency, using the exchange rates prevailing at the date of the transactions or valuation where items are remeasured. Foreign

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

exchange gains and losses resulting from the settlement of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive (loss)/income. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive (loss)/income within ‘finance income or costs’. All other foreign exchange gains and losses are presented within ‘other gains’ in the consolidated statement of comprehensive (loss)/income.

2.6 Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items. Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the group.

Expenditure on repairs and maintenance is charged to the consolidated statement of comprehensive (loss)/income as incurred. Cost and related accumulated depreciation of property, plant and equipment sold or otherwise disposed of are derecognized and any gain or loss is reported as current year’s income or expense. Currently, no borrowing costs are added to the costs of assets as the group has not acquired or constructed assets that necessarily take a substantial period of time to get ready for their intended use or sale (qualifying assets).

Depreciation is charged so as to write off the cost of the assets over their estimated useful economic lives, using the straight-line method, on the following basis:

Leasehold property improvements, right of use assets	Lesser of useful life or period of the lease
Plant and machinery	20% on cost
Office equipment, fixtures and fittings	33% on cost

Depreciation methods, useful lives and residual values are reviewed as of each reporting date and adjusted, if appropriate.

2.7 Intangible assets

Expenditure on research activities are recognized in the consolidated statement of comprehensive (loss)/income as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product is technically and commercially feasible, future economic benefits are probable, and the group has sufficient resources to complete or sell the asset.

Acquired intangible assets, including intellectual property rights that have finite useful lives, are measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditure is capitalized only when it increases the future economic benefits of the asset to which it relates. All other expenditure is recognized in the consolidated statements of comprehensive income as incurred.

Proceeds received from the license of perpetual, exclusive intellectual property licensing arrangements are classified as revenue. See note 2.20 for a description of the accounting policies for amortization and derecognition of intangible assets that relate to revenue-generating R&D activities.

Intangible assets are amortized over their estimated useful economic lives, using the straight-line method:

Intellectual Property Rights	Over the remaining life of the relevant patents (full life assumed to be 20 years). This results in a range of UELs between 20 and 7 years

2.8 Impairment of non-financial assets

At the date of the consolidated statement of financial position, the group reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or ‘CGUs’). The recoverable amount is the higher of fair value less cost of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as part of operating expenses immediately.

2.9 Financial instruments

i. Financial assets

Classification

The group classifies its financial assets in the following measurement categories:

•	measured at fair value

•	measured at amortized cost

The classification depends on the group’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are recorded in profit or loss.

The group has financial assets held at fair value through profit or loss, these comprise of unlisted participation rights. Financial assets at amortized cost include Trade and other receivables and Cash and cash equivalents and Other receivables excluding prepayments and other non-financial receivables.

Recognition and derecognition

Financial assets are derecognized when the right to receive cash flows from the financial assets has expired or has been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in the consolidated statement of comprehensive (loss)/income. The group subsequently measures all equity investments at fair value.

Changes in the fair value of financial assets at FVPL are recognized in other income or other expenses in the consolidated statements of comprehensive income as applicable.

Subsequent measurement of receivables depends on the group’s business model for managing the asset and the cash flow characteristics of the asset. Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. As of December 31, 2018, and December 31, 2019, all receivables in the group are held at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in the consolidated statement of comprehensive (loss)/income and presented in other income or other expenses together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the consolidated statement of comprehensive (loss)/income to the extent such charges have been recorded.

The company adopted IFRS 9 Financial Instruments on 1 January 2018, therefore the information presented for the year ended December 31, 2017 continues to be accounted for under the group’s previous accounting policy.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

All financial assets relate to cash and cash equivalents and trade and other receivables prior to January 1, 2018. The group stated all of these assets at their recoverable amounts which approximated to fair value due to their short-term nature.

Impairment

The group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. Management determines the classification of its financial assets and liabilities at initial recognition.

The loss allowances for financial assets are based on management assumptions about risk of default and expected loss rates. Management uses judgment in making these assumptions and selecting inputs to impairment calculations based on past history, external conditions and forward-looking estimates.

The group does not use derivative instruments to reduce the exposure to foreign exchange risk.

ii. Financial liabilities

Financial liabilities held at fair value through profit or loss comprise convertible notes which are dealt with in the specific accounting policy (note 2.14).

Financial liabilities at amortized cost include trade payables, lease liability and Other payables excluding non-financial liabilities. Trade payables are initially recognized at the amount required to be paid. Subsequently, trade payables are measured at amortized cost, which approximates the fair value due to the short-term nature of these liabilities.

Borrowing costs primarily comprise interest on borrowings from banks and other financial institutions. All borrowing costs are expensed in the period in which they are incurred. Note 2.14 sets out the accounting policy for bank debt and other borrowings.

2.10 Offsetting financial instruments

Financial assets and liabilities are reported at their net amount in the consolidated statements of financial position if there is a legally enforceable right of offset and there is an intention to settle. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the group or the counterparty.

2.11 Trade and other receivables

Financial assets included in trade and other receivables are recognized initially at fair value. The group holds these receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method, less any impairment losses.

2.12 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term and highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value with original maturities of three months or less.

2.13 Equity

Share capital

The group’s share capital is made up of share quotas representing a shareholding in the nominal amount subscribed for by the relevant shareholder. The shares have equal voting rights with each £0.01 of nominal

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

amount subscribed for representing one vote. As of December 31, 2019, the parent Company’s share capital was divided on a contractual basis pursuant to a shareholders’ agreement into common shares and common shares with contractual preference rights. These common shares with contractual preference rights have a liquidation preference over other common shares. In addition, common shares with contractual preference rights have an anti-dilution protection that is not applicable for other common shares. Pursuant to United Kingdom law, no holder of these common shares with contractual preference rights could require the parent Company to pay cash, a financial asset or a variable number of the parent Company’s shares. Therefore, the common shares with contractual preference rights are classified as equity.

Other reserves

Other reserves consist of the value of consideration paid in the form of equity shares granted in F-star Therapeutics Limited for the acquisition of subsidiaries, above the nominal value, less the value of consideration paid for Delta, which eliminates on consolidation.

Retained earnings/accumulated losses

Retained earnings, or accumulated losses, include all current period retained profits and losses including gains and losses arising from share-based payments.

2.14 Borrowings

Convertible notes designated at FVPL

The group has convertible notes with embedded derivatives. As the host contract is not an asset within the scope of IFRS 9 Financial Instruments and the embedded derivative significantly modifies the cash flows that otherwise would be required by the contract, the Company has elected to classify the instrument as a liability in its entirety. The instrument has been designated as at fair value through profit or loss on initial recognition and, as such, the embedded conversion feature is not separated. The convertible note is remeasured to fair value at each reporting date and changes in carrying value are recognized in profit or loss.

All transaction costs related to financial instruments designated as at fair value through profit or loss are expensed as incurred.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the company has an unconditional right to defer settlement of the liability for at least twelve months from the date of the consolidated statements of financial position.

2.15 Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Deferred revenue

Payments for unsatisfied performance obligations to be completed in future periods are recorded in the consolidated statements of financial position as contract liabilities (deferred revenue).

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

2.16 Current and deferred income tax

The tax credit/charge represents the sum of the tax currently receivable/payable and deferred tax. The tax currently payable/receivable is based on taxable profit/loss for the year. Taxable profit/loss differs from net profit/loss as reported in the consolidated statements of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group’s asset/liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the date of the consolidated statements of financial position.

R&D expenditure is expensed in the year in which it is incurred unless development costs meet the criteria for capitalization (see note 2.7). Any tax credit receivable under the small company R&D scheme is recognized in “Income tax” in the consolidated statements of comprehensive income.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction, which affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed as of the date of the consolidated statements of financial position and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized. Deferred tax is charged or credited in the consolidated statements of comprehensive income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

2.17 Post-employment benefits

The group pays contributions to defined contribution plans. The costs charged against profits represent the amount of the contributions payable to the scheme in respect of the accounting period.

2.18 Share-based payments

F-star Therapeutics Limited, the parent company of the group, operates an equity-settled, share-based compensation plan, under which it issues equity instruments (share options) of the parent company to employees, consultants and board members of the group. The fair value of the services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any service and non-market performance vesting conditions.

Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all the

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

specified vesting conditions are to be satisfied. At the end of each reporting period, the group revises its estimate of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statements of comprehensive income, with a corresponding adjustment to equity. The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model.

2.19 Revenue recognition

The group’s revenues are generated through its collaborative arrangements with two external collaborators. The terms of the arrangements with the external collaborators include performing R&D services and the grant of intellectual property rights. In exchange for the initial grant of intellectual property rights and R&D services, the group has received non-refundable upfront license payments and is eligible to receive variable consideration in the form of milestone payments that are based on the achievement of defined collaboration objectives.

On inception of a new contract, management identifies performance obligations and considers if these performance obligations are distinct. Performance obligations are promised services in a contract to transfer a distinct service to the customer. Promised services are considered distinct when: (i) the customer can benefit from the service on its own or together with other readily available resources, and (ii) the promised service is separately identifiable from other promises in the contract. In assessing whether promised services are distinct, management considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on their own and whether the required expertise is readily available. In addition, management considers whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises.

For customer options to acquire intellectual property rights, management assesses if the optional future services are offered at the standalone selling price. If this is the case, then the option is not deemed to provide the customer with a material right and is not considered to be a separate performance obligation. In determining the standalone selling price management consider factors such as identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until the option is exercised or expires, whichever is earliest.

Management estimates the transaction price based on the amount of consideration that the group expects to receive for transferring the promised services in the contract and allocates the transaction price to each performance obligation based upon management’s estimate of the standalone selling price. Management must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. Management utilizes key assumptions to determine the standalone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction, probabilities of technical and regulatory success and the estimated costs. Certain variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated to each performance obligation are consistent with the amounts the group would expect to receive for each performance obligation.

For variable consideration, the group assesses the likelihood that a significant reversal of cumulative revenue will not occur, and amounts are recognized only if it is deemed to be highly probable that reversal will not occur. The group utilizes either the most likely amount method or expected value method to estimate variable consideration to include in the transaction price based on which method better predicts the amount of consideration expected to be received.

For arrangements that include sales-based royalties and sales-based milestones and in which the license is deemed to be the predominant item to which the royalties relate, F-star recognizes royalty revenue upon the later

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

For R&D services, the customer pays the fixed amount based on a payment schedule. If the services rendered by the group exceed the payment received, a contract asset is recognized. If the payments exceed the services rendered, a contract liability (deferred revenue) is recognized.

For milestone payments the revenue is recognized when the conditions stated in the contract for achievement of the milestone becomes probable. When R&D services income, license fees and milestone income are recognized over time, resource expended to date is used as the measure of progress of the performance obligations identified in the contract for the following reasons:

•	each performance obligation contains multiple deliverables; and

•	resource expended has been assessed as the most accurate method of measuring progress towards completion of each performance obligation.

Revenue generated on derecognition of intangible assets

A judgement exists as to whether the income generated from the exclusive, perpetual license of intellectual property which results in the derecognition of an intangible asset should be recognised as revenue under IFRS 15 Revenue from contracts with customers, or as other income. In making this assessment, management has also considered the recent June 2020 IFRS Interpretations Committee Agenda Decision on Player Transfer Payments (IAS 38 Intangible Assets) and the potential implications of this on accounting for income in the biotechnology sector where an intangible asset has been de-recognized.

Management has assessed the substance of the group’s transactions and concluded that the exclusive, perpetual license of intellectual property should be recognised under the licensing guidance in IFRS 15. The business model of the group, which includes the development and licensing of intellectual property (such that selling intangible assets is not considered an ancillary activity), allows F-star to conclude that the application of the licensing guidance under IFRS 15 is the most relevant. Income from the exclusive, perpetual licensing of intellectual property is therefore recognised within Revenue in the consolidated statement of comprehensive (loss)/income, with the derecognised intangible asset recognised in Costs related to collaborative arrangements (see note 2.20).

2.20 Costs related to collaborative arrangements

Costs related to collaborative agreements include all costs incurred which are directly attributable to the research and development activities which generate revenue under F-star’s license and collaboration agreements. Where revenue includes the license of perpetual, exclusive intellectual property rights for in-process research and development that has been capitalized, an appropriate amount is charged to the consolidated statement of comprehensive (loss)/income, based on an allocation of cost or value of the rights that have been licensed, which corresponds to the amount of the intangible asset derecognized from the balance sheet. Cost related to collaborative agreements also include FTE costs and external R&D costs (for subcontracted research and development activities), that have directly derived revenue, and amortization of capitalized intellectual property rights that have been acquired for the purpose of fulfilling the group’s obligations under its License and Collaboration agreements.

2.21 Leases

The group leases offices for a fixed period of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

On inception of any contract, management assesses whether that contract is, or contains, a lease. A contract is deemed to be, or deemed to contain, a lease, if the contract gives the group the right to control the use of an asset. To determine this, management assesses if:

•	The contract involves the use of an identified asset

•	The group has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

•	The group controls the use of the asset, which can be indicated by either:

•	The group having the right to operate the asset.

•	The group having designed an asset in a way which predetermines how it will be used and for what purpose.

Where a contract is deemed to be, or is deemed to contain, a lease, the group recognizes a right-of-use asset and a lease liability.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset, less any lease incentives received. Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the group’s incremental borrowing rate, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. For all current leases the group has used the incremental borrowing rate as the discount rate. The liability is measured at amortized cost, using the effective interest method and remeasured when there is a change in future lease payments. When the liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or recorded in the consolidated statement of comprehensive (loss)/income if the carrying amount of the right-of-use asset has been reduced to zero.

The group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to the profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Short-term leases and leases of low-value assets

The group has elected not to recognize right-of-use assets and lease liabilities for short-term leases of office buildings that have a lease term of 12 months or less and leases of low-value assets, such as office equipment. The group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

3. Financial risk management

3.1 Group financial risk factors

Foreign exchange risk

The group undertakes transactions denominated in foreign currencies and as such is exposed to price risk due to fluctuations in foreign exchange rates. The group does not use derivative instruments to reduce exposure to foreign exchange risk.

Currency risk is the risk that the changes in foreign exchange rates will cause fluctuations in the fair values and cash flows of the group’s financial instrument holdings. Foreign exchange risk arises when future recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The group considers its currency risk to be moderate and states the following net position of financial asset/ (liability) held in foreign currencies as at December 31, 2019 and December 31, 2018

	December 31, 2019 £	December 31, 2018 £	December 31, 2017 £
U.S. dollars	2,414,595	83,088	238,700
Pounds sterling	37,795	—	—
Euros	51,887	5,265,362	47,465
Swiss Francs	(230,988)	—	—

The following table illustrates the sensitivity of the change in cash and trade and other receivables and trade and other payables and the net profit (loss) for the period and equity to a reasonably possible change in exchange rates of 10%, with effect from the beginning of the period. These changes are considered to be reasonably possible based on the observation of current market conditions. The calculations are based on the group’s financial instruments held at each date of consolidated statements of financial position. All other variables are held constant. Effect on net result of the year/equity:

	December 31, 2019 £	December 31, 2018 £	December 31, 2017 £
Exchange rate +10%
U.S. dollars	(219,509)	(7,553)	(27,100)
Pounds sterling	(3,436)	—	—
Euros	(4,717)	(478,699)	(4,315)
Swiss Francs	20,999	—	—

Interest rate risk

Interest rate risk is the risk that the changes in market interest rates will cause fluctuations to the fair values and cash flows of the group’s financial instrument holdings. The group’s only borrowings are in the form of convertible notes which have fixed interest rates and the interest generated from bank deposits is immaterial. Therefore, management does not consider the group to have any sources of risk due to fluctuation in market interest rates.

Credit risk

Credit risk is the risk of financial loss to the group if the counterparty fails to meet its obligations. Credit risk arises from the group’s operating activities from receivables, financing activities from cash and cash equivalents and deposits with banks and financial institutions.

The group has two external customers. The group closely monitors the performance conditions under the contract with the customer ensuring that invoices are raised when performance conditions are met and that the payments terms with the customer are adhered to.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

The % of annual revenue generated from agreements with each customer for the years ended December 31, 2019, 2018 and 2017 are as follows:

Customer	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Merck	91%	100%	100%
Denali	9%	—	—

Credit risk from trade and other receivables is minimized by establishing credit policies such as monitoring procedures to recover overdue customer accounts and to assess impairment. These balances are written off when there is no reasonable expectation of recovery. Indicators of this would include failure of a debtor to engage with a repayment plan with the Company and failure to make contractual payments for a period of greater than 120 days past due.

The group applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. The expected loss rates are based on the payment profile of the group’s two customers over the trading period. The historical loss rate is zero but has been adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customer to settle the receivable. There are no trade receivables due from the group’s customers at December 31, 2018 or December 31, 2019 and therefore no impairment loss has been recognised at either reporting date.

Credit risk from financing activities is minimized by establishing investment policies in liquid securities with high credit ratings and maintaining accounts in reputable financial institutions with high quality credit ratings. All cash held by the group is with financial institutions with a credit rating of F1+ or AA- according to Fitch’s short term and long-term credit ratings. Due to the short-term nature of the group’s cash deposits the expected credit losses are deemed to be immaterial by management.

While cash and cash equivalents and recoverable VAT (other receivables) are also subject to the impairment requirements of IFRS 9 the identified impairment loss was immaterial.

Liquidity risk

Liquidity risk is the risk that the group will encounter difficulty in meeting its short-term obligations associated with financial liabilities.

Liquidity needs are monitored by the group using rolling forecasts to determine if it has sufficient funds to meet its liabilities when due, under normal and unexpected conditions, without incurring unacceptable losses.

As of the signing date of these consolidated financial statements for the year ended December 31, 2019, the group will require additional financing to fund its operating expenses and capital expenditure requirements for at least the next 12 months from the date of issuance of these financial statements (see note 2.2).

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

The table below analyses the group’s financial liabilities (interest included) into relevant maturity groupings based on the remaining period at the consolidated statements of financial position date to the contractual maturity date.

	December 31, 2019 £	December 31, 2018 £	December 31, 2017 £
Payable in less than one year
Borrowings	11,571,021	—	—
Other payables	10,621,957	1,555,382	1,341,879
Lease liability	465,060	—	—

	22,658,038	1,555,382	1,341,879

Payable in one to two years
Lease liability	39,910	—	—

	39,910	—	—

Impact of discounting non-current liabilities	(165)	—	—

Total financial liabilities	22,697,783	1,555,382	1,341,879

3.2 Fair value estimation

The group has unlisted investments and convertible notes measured at fair value with level 3 inputs as at December 31, 2019. The group intangible assets were initially measured at fair value on May 7, 2019, the date of acquisition. See note 16 for disclosures in respect of unlisted investments and note 21 for disclosures in respect of convertible notes. No other financial instruments are measured at fair value.

The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3)

The group’s finance team performs valuations of financial items for financial reporting purposes, including Level 3 fair values, in consultation with third party valuation specialists for complex valuations. Valuation techniques are selected based on the characteristics of each instrument, with the overall objective of maximizing the use of market-based information. The finance team reports directly to the chief financial officer (CFO) and any significant fair value changes at each reporting date are discussed with the CFO.

4. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

In the application of the group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year of the revision and future years if the revision affects both current and future years.

Key judgments and sources of estimation uncertainty relating to these consolidated financial statements are:

4.1 Corporate reorganization, business combination and asset acquisition — judgment as to identification of accounting acquirer

On May 7, 2019, F-star Therapeutics Limited acquired 100% of the issued share capital of F-star Alpha Limited, F-star Beta Limited, F-star Delta Limited and F-star Biotechnologische Forschungs und Entwicklungsges.m.b.H via share for share exchange.

From a legal perspective F-star Therapeutics Limited is the acquirer in this transaction. However, in accordance with IFRS 3, management were required to assess which entity met conditions for designation as the accounting acquirer. Taking the following considerations into account, management determined that the accounting acquirer is F-star Delta Limited:

•	The former shareholding in F-star Delta Limited was exchanged for the largest proportion of shares in the combined company

•	The fair value of the assets of F-star Delta Limited is the largest of the entities involved in this transaction

As a result of the above assessment the financial statements for the comparative year ended December 31, 2018 represent the substance of the corporate reorganization and are those of F-star Delta Limited.

4.2 Corporate reorganization, business combination and asset acquisition — judgment in relation to the classification of acquirees as a business or asset

The determination of whether a transaction results in the acquisition of a business or an asset can be judgmental. Management considered a number of factors to determine whether the acquisition of GmbH, Alpha and Beta should each be accounted for as a business combination in accordance with IFRS 3 Business Combinations or an asset acquisition in accordance with IFRS 2 Share-Based Payments. The current definition of a business from IFRS 3 states that “a business consists of inputs and processes applied to the inputs that have the ability to create outputs”.

These judgments were based on the following considerations for each entity:

•

Alpha — holds the intellectual property rights for one early stage clinical molecule, which is not currently being developed. It has no income streams, other than interest income earned on loans to other F-star group entities. Alpha does not employ an organized workforce and does not currently utilize one via any contractual arrangements. In the absence of processes and the ability to generate outputs, the acquisition of Alpha was deemed by management to be an asset acquisition

•

Beta — holds the intellectual property rights for several early discovery stage assets and two preclinical assets. Although Beta does not employ its own workforce it has a contracted right to access the workforce of GmbH or the ability to contract with other workforces and has the ability to create outputs via partnering or collaboration arrangements and so was deemed to be a business by management.

•

GmbH — holds the intellectual property rights for several non-immuno-oncology assets that are being developed under a collaboration agreement with a partner. GmbH employs its own workforce and the ability to create outputs and as such was deemed a business by management.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

4.3 Corporate reorganization, business combination and asset acquisition — consideration (accounting estimate)

The consideration for the acquisitions of Alpha, Beta, Delta and GmbH was entirely in the form of issued share capital of FTL. In order to determine the value of the consideration, the fair value of the issued equity or asset acquired in each transaction was determined and was deemed to be equal to the fair value of the consideration paid for the issued equity or asset. The valuation of the issued equity or assets acquired required estimates and judgments by management and these are described more fully in the intangible assets section of this note and in note 26.

4.4 Judgments and estimates utilized to determine the amount and timing of revenue recognition

The group’s revenues are generated through its collaborative arrangements with two external collaborators. The following sections provide information regarding the nature and timing of the satisfaction of performance obligations under the contracts into which the group has entered, which requires management to make significant estimates and judgments as described.

License and collaboration agreement with Denali Therapeutics Inc.

The group has a License and Collaboration Agreement with Denali Therapeutics Inc. (“Denali”) under which it supplies intellectual property rights, the option to acquire further rights and R&D services to develop a number of therapeutic molecules. The group is also eligible to receive milestone payments if certain stages of development, regulatory approval and annual product sales are achieved. The contract includes multiple obligations, however the intellectual property licensing and R&D services supplied are not deemed to be separate performance obligations. This is because the intellectual property rights granted are expected to be significantly modified by the R&D services also provided by the group.

The option to acquire further rights is not considered to be a material right, as the option does not provide Denali with a discount that it would not have otherwise received. This is therefore deemed to not be a separate performance obligation.

Revenue from the grant of intellectual property rights and R&D services provided as part of this arrangement is recognized using the cost-to-cost method to measure progress of completion of the performance obligation, which utilizes the total cost of labor incurred to the reporting date, relative to the total expected cost as estimated by management. Success-based milestones represent variable consideration which is included in the transaction price only when it is highly probable that a significant reversal of cumulative recognized revenue will not occur.

Standard payment terms of the contract are payment within 30 days.

2019 License and collaboration agreement with Ares Trading S.A. (Merck KGaA)

The group has a License and Collaboration Agreement with Ares Trading S.A., an affiliate of Merck KGaA, Darmstadt, Germany (“Ares”), under which it supplies R&D services and grants options to license intellectual property rights to two immuno-oncology therapeutic molecules. The group also receives milestone payments if certain stages of development are achieved.

Each molecule for which R&D services and the option to acquire intellectual property rights is provided is considered by management to be a separate performance obligation, as the services and intellectual property relating to the each of the two molecules can be provided separately from the other molecule. Management considered the allocation of the transaction price to each molecule included in the agreement and determined that the contracted price for each molecule was equivalent to the standalone selling price of each.

When considering the performance obligations for each molecule, the option to license intellectual property granted was not considered to be a material right, as the option does not provide Ares with a discount that it

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

would not have otherwise received. This is therefore deemed not to be a separate performance obligation from the R&D services provided for each of the two molecules included in the agreement.

The License and Collaboration Agreement includes both fixed and variable consideration. At inception of the contract, management evaluated the total amount of consideration and the likelihood that each payment would be received. The amount included in the transaction price was constrained to the amount for which it is highly probable that a significant reversal of cumulative revenue recognized will not occur. At each reporting period management evaluates whether milestones are considered highly probable of being reached and, to the extent that a significant reversal would not occur in future periods, estimate the amount to be included in the transaction price using the most likely amount method. There are no provisions in the existing agreement for returns or refunds.

Management assessed the agreement and does not believe there is a significant financing component. Standard payment terms of the contract are payment within 45 days.

2017 License and collaboration agreement with Ares Trading S.A. (Merck KGaA)

Prior to the execution of the 2019 License and collaboration agreement with Ares Trading S.A (as described in the previous section) there was a pre-existing agreement in place, which was terminated on May 13, 2019.

The previous agreement provided Ares Trading with R&D services for the development of five drug candidates, and the grant of intellectual property rights which gave Ares the ability to evaluate the drug candidate data and work plans. Ares Trading S.A also had the option to acquire the entire issued share capital of F-star Delta Limited.

Management determined that the R&D services and transfer of intellectual property rights constituted a single performance obligation. All performance obligations relating to this contract were deemed to have been fully settled by May 13, 2019 and there is no future revenue to be recognized in relation to this contract.

The selling price of the new intellectual property rights granted under the 2019 agreement was assessed by management to be equivalent to the standalone selling price. The 2019 agreement has therefore been accounted for as a separate contract, rather than a modification of this existing contract.

4.5 Fair value of derivatives and other financial instruments — key estimates

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques.

Convertible loan notes containing embedded derivatives

The inputs into the fair value calculations of the convertible notes are classified as level 3 fair values in the fair value hierarchy due to the use of unobservable inputs, including own credit risk.

The initial fair value of the convertible notes designated at FVTPL has been determined as the transaction price, as this is deemed to be at arm’s length in accordance with the guidance set out in IFRS 13. In determining the fair value on subsequent measurement, the group uses its judgment to estimate the probability of the manner in which the group will raise additional funding in the future, which in turn determines the conversion price and value of the derivative embedded in the convertible notes. Fair value was determined using a weighted average percentage probability of various possible scenarios. The key assumption in calculating the fair value of the embedded derivative as at December 31, 2019 was the probability of securing Series B financing of 90% with the balance of probability allocated to no funding and redemption on expiry (in which case the value of the derivative is zero).

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

The fair value of the embedded derivative if the key assumption were to change by 10% whilst all other assumptions remain constant would be as follows:

Increase probability by 10%:	£407,438
Decrease probability by 10%:	£(407,438)

4.6 Fair value of share-based compensation — key estimates

A share option compensation charge has been recognized in respect of share options granted. There are a number of subjective inputs into the calculation of the charge, the most significant of which is the share price on the date of grant. As an unlisted company this is subject to a significant degree of estimation uncertainty. Management estimate the share price by engaging an independent valuer to assess the fair value of the total equity of the group at the date of grant. This is done by valuing the assets and liabilities of the group on either a cost approach or by modelling of the net present value of the future discounted cash flows, depending on whether the asset is being developed by the group with intention to sell or developed under a collaboration agreement with the intention to receive future milestone and royalty payments.

4.7 Delta intangible assets — key estimates

Useful life of intangible assets

In the prior period Delta acquired intangible assets that consist of intellectual property rights from a third party that have been sub-licensed to its one external customer. Delta is designated the accounting acquirer; therefore these have been included in the consolidated financial statements on a carry-over basis. Management estimate the useful life of each asset to be the life of the underlying patents that relate to each asset. However, the actual economic life may be longer than estimated due to potential regional patent term extensions, which are currently unknown.

Impairment of intangible assets

Management assesses whether acquired intangible assets have suffered any impairment at each reporting date. For the current and prior year, the recoverable amount of these assets was determined based on value-in-use and fair value less cost of disposal calculations, which requires the use of assumptions and estimates. For assets that are not the subject of partnering agreements the calculations include a cost approach, which utilised net amount invested with a return on investment commensurate with the achievement of certain value inflection events. For partnered assets the calculations include cash flow projections based on financial budgets approved by management covering a three-year period.

Cash flows beyond the three-year period are forecasted using published transition probabilities for development of biological therapeutic molecules, expected clinical study design based upon the clinical development strategy for the pipeline assets and industry analyst sales and gross margin projections for similar molecules in the same target indications.

In the year ended December 31, 2019, due to strategic changes in the asset development plans, a combination of discounted cash flow and cost approach methodologies (employing a return on investment model) have been used to assess the value-in-use and fair value less cost of disposal for intangible assets. The valuation methodology for FS118 and FS131 changed from discounted cash flow in the year ended December 31, 2018 to a cost approach methodology for the year ended December 31, 2019 due to a change from partnered development to wholly owned asset during the year ended December 31, 2019.

Partnered assets — discounted cash flow approach

The key assumption used in the value-in-use calculations were as follows:

	2019	2018	2017
Discount factor	13.0%	13.5%	13.5%

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

The recoverable amount would equal the carrying amount if the key assumption was to change as follows:

	2019		2018
Discount factor	From	To	From	To
Asset 1 (FS118)[1]	N/A	N/A	13.5%	16.4%
Asset 2 (FS231)/(FS220)[2]	N/A	N/A	13.5%	14.7%
Asset 3 (FS122)[3]	N/A	N/A	13.5%	14.7%
Asset 4 (FS422)/(FS129)	13.0%	22.9%	13.5%	14.3%
Asset 5 (FS131)[2]	N/A	N/A	13.5%	14.3%

[1]	See Non-partnered assets — cost approach section below for key assumptions used in the fair value less cost of disposal calculation for this asset.
[2]	Asset was fully impaired during the current year — see note 13.
[3]	Asset was derecognized in the current year — see note 13.

The other assumptions used in the estimation of the recoverable amount are as set out below:

•

The values assigned to the assumptions represented the directors’ assessment of the future trends in the relevant industry and have been based on historical data from both external and internal sources.

•	The discount rate was estimated based on cost of equity and cost of debt.

•	The cash flow projections included specific development estimates including cost of sales, cost of research & development, probability of success and amount and timing of projected future revenue.

Non-partnered assets — cost approach

The key assumptions used in the value-in-use and fair value less cost of disposal calculations were as follows:

Key assumption

FS118
Obsolescence factor
2019 investment	30%
2018 investment	40%
2017 investment	40%
Value inflection events
Investigational New Drug (IND) application approval	5%
Phase 1 commencement	10%
Partnering renegotiation	5%

The recoverable amount would equal the carrying amount if a negative inflection event of 45% were to have occurred in the year ended December 31, 2019. There is no reasonably possible movement in obsolescence in the current year that could result in an impairment.

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach to determining values

Obsolescence factor	This relates to the cost incurred on an asset in a given year which has been discounted for an estimate of non-productive spend in that year (i.e. expenditure which has not been deemed to have increased the value of the asset). Management assessed this by examining all activities carried out in each year and determining the productivity of each activity.

Value inflection event	These are events that would result in an increase or decrease of the value of an asset. Publicly traded comparable companies were identified that experienced similar events and the equity value was calculated one-day prior to the associated news release, as well as one-day, five-days, 10-days and 30-days post news release to measure the increase or decrease in value.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

4.8 Intangible assets acquired on acquisition — Beta and GmbH

Fair value of acquired intangible assets as at the date of acquisition

The table below lists the assets acquired on consolidation, the type of asset acquired and the methodology used to estimate the fair value at the date of acquisition.

The settlement of pre-existing rights and contracts between the acquired entities and Delta did not result in any settlement gains or losses, but resulted in the addition of £23.5 million intangible assets (see note 13) in addition to the assets acquired with Beta and GmbH as listed below.

Beta

Asset	Asset Type	Method used to estimate recoverability
FS21	Partnered asset	NPV of probability — adjusted future cash flows
FS120	Non-partnered assets	Cost approach
FS222	Non-partnered assets	Cost approach

GmbH

Asset	Asset Type	Method used to estimate recoverability
Partnered Neuroscience assets	Partnered asset	NPV of probability — adjusted future cash flows

The key assumptions used in the fair value calculations as at May 7, 2019 are as follows:

Partnered assets — discounted cash flow approach

Discount factor — 13.5%

Non-partnered assets — cost approach

Key assumption

	FS120	FS222
Obsolescence factor
2019 investment	30%	25%
2018 investment	40%	90%
2017 investment	40%	99%
Value inflection events
Candidate selection	3%	3%
Manufacturing process determined	12.5%	12.5%

Useful life of intangible assets

For intangible assets that relate to Intellectual Property licensing, management estimates the useful life of the assets to be the life of the underlying patents. However, the actual economic life may be longer than estimated due to potential regional patent term extensions which are currently unknown. For contracted cash flows, management have estimated the useful life as the length of time substantially all of the economic benefit of the asset is forecasted to flow to the group.

Impairment of intangible assets

Management perform impairment assessment for intangible assets with indefinite life at each reporting date, or sooner if there is an indication that the asset may be impaired. For intangible assets under amortization, they are tested for impairment if an indicator is identified. For the year ended December 31, 2019 the recoverable amount

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

of these assets was determined based on value-in-use calculations or fair value less cost of disposal, which requires the use of assumptions and estimates and a cost approach, which utilized net amount invested with a return on investment commensurate with the achievement of certain value inflection events.

The same methodology was used to estimate the value-in-use or fair value less cost of disposal for each asset at December 31, 2019 as was used to calculate the fair value at the date of acquisition (as per the table in the previous section of this note).

Partnered assets — discounted cash flow approach

In the current year, management have assessed reasonably possible changes for key assumptions included in the impairment model and have concluded that there are no instances that would impact the carrying value of the intangible assets as at December 31, 2019, with the exception of FS21 which was fully impaired during the year.

The key assumptions used in the value-in-use calculations for the year ended December 31, 2019 are as follows:

•	Discount factor: 13.0%

The key assumptions used in the estimation of the recoverable amount are as set out below:

•

The values assigned to the key assumptions represented management’s assessment of the future trends in the relevant industry and have been based on historical data from both external and internal sources.

•	The discount rate was estimated based on cost of equity and cost of debt.

The cash flow projections included specific development estimates including cost of sales, cost of R&D, probability of success and amount and timing of projected future revenue.

Non-partnered assets — cost approach

The key assumptions used in the fair value less costs of disposal calculations for the period ended December 31, 2019 are as follows:

Key assumption

	FS120	FS222
Obsolescence factor
2019 investment	0%	25%
2018 investment	50%	50%
2017 investment	80%	80%
Value inflection events
Candidate selection	3%	3%
Manufacturing process determined	12.5%	12.5%

The recoverable amount would equal the carrying amount if the key assumptions were to change as follows:

FS120

The recoverable amount would equal the carrying amount if a negative inflection event of 61% or an increase in obsolescence to 70% were to have occurred in the year ended December 31, 2019.

FS222

The recoverable amount would equal the carrying amount if a negative inflection event of 52% or an increase in obsolescence to 80% were to have occurred in the year ended December 31, 2019.

4.9 Restatement of prior year deferred tax

During management’s assessment of the impact of fair value adjustments of acquired intangibles on deferred taxation at December 31, 2019, it was noted that temporary timing differences that arise on the application of

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

reinvestment relief on Delta’s own intangibles had not been recorded in the financial statements for the years ended December 31, 2018 or December 31, 2017.

This omission has been corrected by restating each of the affected financial statement lines for the prior periods as follows:

Statement of financial position (extract)	December 31, 2018 £	Adjustment £	Restated December 31, 2018 £
Deferred tax	—	2,973,578	2,973,578
Non-current liabilities	—	2,973,578	2,973,578
Net assets	18,834,703	(2,973,578)	15,861,125

Statement of financial position (extract)	December 31, 2018 £	Adjustment £	Restated December 31, 2018 £
Retained earnings	18,497,771	(2,636,737)	15,861,034
Total equity	18,497,862	(2,636,737)	15,861,125
Total equity and liabilities	24,979,124	—	24,979,124

Statement of comprehensive (loss)/income (extract)	Year ended December 31, 2018 £	Adjustment £	Restated Year ended December 31, 2018 £
Income tax credit/(charge)	605	(2,636,737)	(2,636,132)
Profit for the financial year and total comprehensive income	15,905,335	(2,636,737)	13,268,598

Statement of financial position (extract)	December 31, 2017 £	Adjustment £	Restated December 31, 2017 £
Deferred tax	—	336,841	336,841
Total non-current liabilities	2,495,919	336,841	2,832,760
Net assets	3,816,192	(336,841)	3,479,351

Statement of financial position (extract)	December 31, 2017 £	Adjustment £	Restated December 31, 2017 £
Retained earnings	3,816,101	(336,841)	3,479,260
Total equity	3,816,192	(336,841)	3,479,351
Total equity and liabilities	13,964,218	—	13,964,218

Statement of comprehensive (loss)/income (extract)	Year ended December 31, 2017 £	Adjustment £	Restated Year ended December 31, 2017 £
Income tax credit/(charge)	(320,023)	(336,841)	(656,864)
Profit for the financial year and total comprehensive income	3,816,101	(336,841)	3,479,260

4.10 Impact of change in accounting policy in prior period

The Company has adopted IFRS 15 Revenue from Contracts with Customers on a modified retrospective basis from 1 January 2018. The straight-line basis of recognition for R&D services income, which was permitted under

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

IAS 18, has been replaced with an input method to measure progress of completion of performance obligations stated in the contract. This has resulted in the following changes to the financial statements:

Statements of financial position (extract)	IAS 18 carrying amount December 31, 2017 £	Remeasurement £	IFRS 15 carrying amount January 1, 2018 £
Non-current liabilities — deferred revenue	2,495,919	260,831	2,756,750
Current liabilities — deferred revenue	5,990,205	625,993	6,616,198

The impact on the Company’s retained earnings as of January 1, 2018 is as follows:

	Note	£
Balance as of December 31, 2017 as originally stated		3,816,101
Restatement of deferred tax balance	4.9	(336,841)
Change in accounting policy (above)		(886,824)

Restated balance at January 1, 2018		2,592,436

5. Revenue

The group consists of a single operating reporting segment as defined under IFRS 8 Operating Segments. Revenue is derived from the transfer of goods and services over time in the following categories:

Provision of R&D services & licensing income	Year ended December 31, 2019 £	Year ended December 31, 2018 £	Restated^ Year ended December 31, 2017 £
Europe	20,000,126	29,996,604	11,027,179
U.S	1,882,102	—	—

Total	21,882,228	29,996,604	11,027,179

Timing of recognition:
At a point in time	9,807,914	—	—
Over time	12,074,314	29,996,604	11,027,179

Total	21,882,228	29,996,604	11,027,179

^	See note 4.10 for explanation of change in accounting policy.

Collaboration with Denali Therapeutics Inc.

In August 2016, F-star Biotechnology Limited, F-star Gamma Limited (a related party until May 30, 2018) (“F-star Gamma”), and F-star GmbH entered into a license and collaboration agreement (the “Denali License and Collaboration Agreement”) with Denali Therapeutics Inc. (“Denali”). The goal of the collaboration was the development of certain constant Fc domains of an antibody with non-native antigen binding activity (“Fcabs”), to enhance delivery of therapeutics across the blood brain barrier into the brain. The collaboration was designed to leverage F-star’s modular antibody technology and Denali’s expertise in the development of therapies for neurodegenerative diseases. In connection with the entry into the collaboration agreement, Denali also purchased from the F-star Gamma shareholders an option, which F-star refers to as the buy-out-option, to acquire all of the outstanding shares of F-star Gamma pursuant to a pre-negotiated share purchase agreement.

On May 30, 2018, Denali exercised such buy-out option and entered into a share purchase agreement, or the Purchase Agreement, with the shareholders of F-star Gamma and Shareholder Representative Services LLC, pursuant to which Denali acquired all of the outstanding shares of F-star Gamma, or the Acquisition.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

As a result of the Acquisition, F-star Gamma has become a wholly owned subsidiary of Denali and Denali changed the entity’s name to Denali BBB Holding Limited. In addition, Denali became a direct licensee of certain of the group’s intellectual property (by way of Denali’s assumption of F-star Gamma’s license agreement with the group, or the F-star Gamma License). Denali made initial exercise payments to the group and the former shareholders of F-star Gamma under the Purchase Agreement and the F-star Gamma License in the aggregate, of £13.6 million ($18.0 million), less the net liabilities of F-star Gamma, which were approximately £0.2 million ($0.2 million). Of this total, £3.0 million ($4.0 million) was payable to the group. In addition, Denali is required to make future contingent payments, to the group and the former shareholders of F-star Gamma, up to a maximum amount of £337.0 million ($437.0 million) in the aggregate upon the achievement of certain defined preclinical, clinical, regulatory and commercial milestones. Of this total, up to a maximum amount of £73.5 million ($91.4 million) is payable to the group. The total amount of the contingent payments varies based on whether F-star delivers an Fcab that meets pre-defined criteria and whether the Fcab has been identified solely by the group or solely by Denali or jointly by the group and Denali.

Collaboration with Denali Therapeutics Inc. (continued)

Under the terms of the Denali License and Collaboration Agreement, Denali has the right to nominate up to three Fcab targets for approval (“Accepted Fcab Targets”), within the first three years of the date of the Denali License and Collaboration Agreement. Upon entering into the Denali License and Collaboration Agreement, Denali had selected transferrin receptor, or TfR, as the first Accepted Fcab Target and paid an upfront fee of £4.1 million ($5.5 million) to F-star Gamma, which included selection of the first Accepted Fcab Target. In May 2018, Denali exercised its right to nominate two additional Fcab targets and identified a second Accepted Fcab Target. Denali made a one-time payment to the group for the two additional Accepted Fcab Targets of, in the aggregate, £4.3 million ($6.0 million) and has extended the time period for its selection of the third Accepted Fcab Target until approximately the fourth anniversary of the date of the Denali License and Collaboration Agreement.

Denali is also responsible for certain research costs incurred by the group in conducting activities under each agreed development plan, for up to 24 months.

Under the terms of the Denali License and Collaboration Agreement, the group is prohibited from developing, commercializing and manufacturing any antibody or other molecule that incorporates any Fcab directed to an Accepted Fcab Target, or any such Fcab as a standalone product, and from authorizing any third party to take any such action.

Revenue recognition

The group has considered whether the following obligations are distinct:

•	Grant of intellectual property licenses

•	Provision of R&D services for development of the Fcabs

Management concluded that the grant of intellectual property rights is not distinct from the provision of R&D services, as the R&D services are expected to significantly modify the early stage intellectual property. As a result, the grant of intellectual property rights and the provision of R&D services has been combined into a single performance obligation for this contract.

The initial transaction price for first Accepted Fcab Target was deemed to be £4.1 million which was for the grant of intellectual property rights, and £4.1 million for the second Accepted Fcab Target consisting of £2.5 million for the grant of intellectual property rights and £1.6 million for R&D services.

During the year ended December 31, 2019 the transaction price for the first accepted Fcab was increased to £5.3 million due to achievement of a £1.2 million milestone that on initial recognition of the contract was not included in the transaction price, as it was not deemed highly probable that a reversal would not occur in a future

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

reporting period. The group recognized the £1.2 million at a point in time. No other revenue was recognized for the first accepted Fcab in the year as the performance obligation identified in the contract was deemed to have been fully satisfied prior to May 7, 2019, the date of acquisition of F-star Biotechnology.

£0.7 million was recognized relating to Licensing and R&D services based on the cost-to-cost method for second Accepted Fcab Target (see note 2.19).

License and collaboration agreements with Ares Trading S.A. (Merck KGaA)

In June 2017, Delta entered into a License and Collaboration Agreement (“LCA”) and an Option Agreement with Ares. The purpose of the LCA was for the companies to collaborate on the development of tetravalent bispecific antibodies against five drug target pairs. The Option Agreement granted Ares a call option to acquire the entire issued share capital of Delta. Under the LCA the company was obligated to use commercially reasonable efforts to perform R&D activities on the five selected target pairs, under mutually agreed research plans. The activities were governed by a joint steering committee formed by an equal number of representatives from both parties.

On May 14, 2019, the LCA agreement with Ares was amended and restated to convert the existing purchase option over the entire share capital of Delta to an intellectual property licensing arrangement that includes the exclusive grant of development and exploitation rights to one tetravalent bispecific antibody directed against immuno-oncology targets and the option to acquire the exclusive right to an additional antibody. As part of the amended LCA, Delta now has exclusive rights to FS118, its lead product candidate, which is currently in a Phase I clinical trial. As noted in note 4 this amended and restated LCA was accounted for a separate contract, rather than a contract amendment.

For the exclusive rights granted in relation to the first molecule, an option fee of £8.6 million was paid by Ares to Delta. Following receipt of the option fee, Ares becomes responsible for the development of the molecule and development, regulatory and sales-based royalties become payable to group upon achievement of specified events. The group is eligible to receive £54.6 million (€64.0 million) in development milestones and £64.0 million (€75.0 million) in regulatory milestones.

For the second antibody included within the amended and restated agreement, Delta is obliged to perform research activities under plans agreed by both parties. Ares will pay for all R&D costs half-yearly in advance until the company delivers the data package specified in the research plan. Ares can then elect to pay a fee of £10.7 million (€12.5 million) to exercise their option to take an exclusive intellectual property license, which allows them to control the development and exploitation of the molecule. Following receipt of the option fee, Ares is responsible for the development of the molecule and development, regulatory and sales-based royalties become payable to Delta upon achievement of specified events. Delta is eligible to receive £37.1 million (€43.5 million) in development milestones and £47.0 million (€55.0 million) in regulatory milestones.

Development milestone payments are triggered upon achievement by each product candidate of a defined stage of clinical development and regulatory milestone payments are triggered upon approval to market a product candidate by the FDA or other global regulatory authorities. Sales-based milestones are payable based upon aggregate annual worldwide net sales in all indications of all licensed products. The company is eligible to receive £128.1 million (€150.0 million) in sales-based milestones. In addition, to the extent that any product candidates covered by the exclusive licenses granted to Ares are commercialized, the company will be entitled to receive a single digit royalty based on a percentage of net sales on a country-by-country basis.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

Revenue recognition

The group has considered whether the following obligations are distinct:

•	Option for the grant of Intellectual Property Rights

•	Provision of R&D services

Management concluded that the option for the grant of intellectual property rights is not distinct from the provision of R&D services in both agreements, as the R&D services are expected to significantly modify the early stage intellectual property. As a result, the option for the grant of intellectual property rights and the provision of R&D services has been combined into a single performance obligation for each molecule included in this contract. The group recognizes revenue using the cost-to-cost method, which it believes best depicts the transfer of control of the services to the customer. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the identified performance obligation.

The total transaction price for the amended and restated LCA was initially determined to be £11.9 million, consisting of the upfront payment and R&D funding for the research term. Variable consideration to be paid to the company upon reaching certain milestones has been excluded from the calculation, as it is not highly probable that a significant reversal of revenue recognized will not occur in a subsequent reporting period.

In the year ended December 31, 2019, £8.6 million Licensing and R&D services revenue for the first antibody included within the amended and restated LCA was recognized at a point in time, as no further performance obligations were identified. £1.1 million Licensing and R&D services revenue for the second antibody included within the amended and restated LCA was recognized, based on the cost-to-cost method.

In the year ended December 31, 2019, £10.3 million Licensing and R&D services revenue relating to the five antibodies included in the original LCA was recognized, based on the cost-to-cost method.

All performance obligations in the original contract were deemed to have been fully satisfied on termination of the agreement on May 14, 2019 and no further revenue is expected to be recognized.

a. Assets and liabilities related to contracts with customers

The group has recognized the following assets and liabilities related to contracts with customers:

	Year ended December 31, 2019 £	Year ended December 31, 2018 £	Year ended December 31, 2017 £
Deferred revenue related to upfront licensing fee, milestone income and R&D services income	339,558	4,589,039	8,486,124

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

b. Revenue recognized in relation to contract liabilities

Group deferred revenue related to upfront licensing fee, milestone income and R&D services income:

	Year ended December 31, 2019 £	Year ended December 31, 2018 £	Year ended December 31, 2017 £
Contract liabilities as of January 1	4,589,039	8,486,124	—
Adoption of new accounting standard (note 4.11)	—	886,824	—
Contract assets acquired on business combination	659,616	—	—
Additional amounts deferred in the period	24,815	1,585,398	8,486,124
Revenue recognized in the period included in opening contract liability	(4,589,038)	(6,369,307)	—
Revenue recognized in the period included in acquired contract liability	(344,874)	—	—

Contract liabilities as of December 31	339,558	4,589,039	8,486,124

Revenue recognized in the period not included in the opening contract liability in 2019 is £17.3 million (2018: £23.6 million, 2017: £11.0 million).

c. Unsatisfied long-term intellectual property licensing contract

The following table shows the aggregate transaction price allocated to the remaining incomplete performance obligations.

	2019 £	2018 £	2017 £
Transaction price allocated to outstanding performance obligations	3,185,408	10,393,242	28,448,480

At the date of the statement of financial position, of the remaining transaction price allocated to outstanding performance obligations, 97% was expected to be recognized during 2020 and 3% during 2021. At the reporting date, all performance obligations were expected to be satisfied by February 2021. However, the impact of the COVID-19 pandemic that occurred in March 2020 on expected timelines is not currently known (note 27).

6. Costs related to collaborative arrangements

	Year ended December 31, 2019 £	Year ended December 31, 2018 £	Year ended December 31, 2017 £
Derecognition of intangible asset	12,574,092	—	—
Amortization	621,211	1,083,875	398,290
Direct labor cost	2,274,867	4,823,750	2,304,480
External R&D costs	2,489,924	7,984,808	3,642,898

	17,960,094	13,892,433	6,345,668

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

7. Other income

	Year ended December 31, 2019 £	Year ended December 31, 2018 £	Year ended December 31, 2017 £
Rental income	111,289	—	—
Interest received on overdue trade receivable balances	1,642	—	—

	112,931	—	—

8. Other gains

	Year ended December 31, 2019 £	Year ended December 31, 2018 £	Year ended December 31, 2017 £
Foreign exchange gains	309,863	195,177	70,661

9. (Loss)/profit from operations

(Loss)/profit from operations is stated after charging:

	Year ended December 31, 2019 £	Year ended December 31, 2018 £	Year ended December 31, 2017 £
Charged to research and development costs:
Depreciation of property, plant and equipment	337,126	—	—
Amortization of intangible assets	1,067,940	—	—
Impairment of intangible assets	6,608,387	—	—
Impairment of goodwill	298,625	—	—
Loss on disposal of property, plant and equipment	10,333	—	—
Charged to general and administrative costs:
Depreciation of property, plant and equipment (including right of use assets)	334,052	—	—

10. Employee expenses

Employee benefit expense

	Year ended December 31, 2019 £	Year ended December 31, 2018 £	Year ended December 31, 2017 £
Wages and salaries, including restructuring costs	5,687,776	—	—
Social security costs	633,240	—	—
Pension costs — defined contribution plans	289,512	—	—
Share options granted to directors and employees	2,113,097	—	—

Total employee benefit expense	8,723,625	—	—

The group operates a defined contribution scheme for the benefit of eligible employees. The assets of the scheme are administered by the trustees in funds independent from those of the member companies. The pension charge

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

represents amounts payable by the group and amounted to £289,512 for the year ended December 31, 2019 (2018 and 2017: £nil). Contributions of £3,780 (2018 and 2017: £nil) were outstanding as of the date of the consolidated statements of financial position.

Monthly average number of people employed

	Year ended December 31, 2019 £	Year ended December 31, 2018 £	Year ended December 31, 2017 £
Monthly average number of people (including executive directors) employed:
Research and development	84	—	—
Administration	32	—	—

Total average headcount	116	—	—

Key management personnel

Prior to May 7, 2019 and the date of the reorganization, remuneration to key management was paid by a related party, F-star Biotechnology Limited. Amounts shown below relate to the allocation of remuneration which was paid by F-star Delta Limited for the years ended December 31, 2018 and 2017 and up to May 6, 2019.

Remuneration paid by the consolidated group for the period May 7, 2019 to December 31, 2019 is included in the amounts shown below for the year ended December 31, 2019.

Key management personnel (‘KMP’) consist of the directors, Chief Financial Officer, Chief Scientific Officer, Chief Operating Officer, Chief Medical Officer and Chief Business Officer. Total remuneration for key management personnel:

	Year ended December 31, 2019 £	Year ended December 31, 2018 £	Year ended December 31, 2017 £
Compensation	1,577,034	313,021	185,326
Compensation for loss of office	152,033	73,203	—
Pension contributions to money purchase pension schemes	32,120	12,233	3,424
Share-based payment expense	1,293,281	—	—

	3,054,468	398,457	188,750

Number of KMP accruing benefits under defined contributions	3	2	1

11. Finance income and costs

a. Finance Income

	Year ended December 31, 2019 £	Year ended December 31, 2018 £	Year ended December 31, 2017 £
Interest receivable	8,412	4,308	—
Foreign exchange gains	—	—	—

Total finance income on financial assets measured at amortized cost	8,412	4,308	—

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

b. Finance costs

	Year ended December 31, 2019 £	Year ended December 31, 2018 £	Year ended December 31, 2017 £
Bank interest payable and similar charges	7,877	—	—
Interest on lease liability	22,394	—	—

Total finance costs on financial liabilities measured at amortized cost	30,271	—	—

Interest on convertible notes	154,491	—	—
Foreign exchange loss	70,792	—	—

Total finance cost on financial liabilities held at FVTPL	225,283	—	—

Total finance costs	255,554	—	—

12. Income tax (credit)/charge

a. Tax on profit

	Year ended December 31, 2019 £	Restated* Year ended December 31, 2018 £	Restated* Year ended December 31, 2017 £
Current tax:
Corporation tax (credit)/charge	(4,934,076)	74,805	320,023
Adjustments in respect of prior years	—	(75,410)	—

Total current tax (credit)/charge	(4,934,076)	(605)	320,023

Deferred income tax:
(Credited)/ debited to statement of comprehensive (loss)/income	(2,082,423)	2,636,737	336,841

Total deferred tax benefit	(2,082,423)	2,636,737	336,841

Income tax (credit)/charge attributable to profit from continuing operations	(7,016,499)	2,636,132	656,864

*	See note 4.9 for explanation of restatement of prior year deferred tax.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

Reconciliation of the total tax charge

The differences between the total tax shown above and the amount calculated by applying the UK standard tax rate of 19% (2018:19%, 2017: 19.25%) to the (loss)/profit before tax are as follows:

	Year ended December 31, 2019 £	Restated* Year ended December 31, 2018 £	Restated* Year ended December 31, 2017 £
(Loss)/profit before tax	(41,975,811)	15,904,730	4,136,124
Tax calculated at the UK tax rate of 19% (2018: 19%, 2017: 19.25%)	(7,975,404)	3,021,899	796,369
Tax effects of:
Expenses not deductible for tax purposes	5,800,331	205,935	—
Additional deduction for research and development expenditure	(4,038,288)	—	—
Surrender of tax losses for R&D tax credit	1,726,034	—	—
Impact of reinvestment relief	(2,552,721)	(516,292)	(139,505)
Differences in overseas tax rates	17,361	—	—
Utilization of brought forward losses	(27,690)	—	—
Losses carried forward	35,732	—	—
Adjustments in respect of prior years	—	(75,410)	—
Other differences	(1,854)	—	—

Tax (credit)/charge for the year	(7,016,499)	2,636,132	656,864

* See note 4.9 for explanation of restatement of prior year deferred tax.

In the Spring Budget 2020, the Government announced that from April 1, 2020 the corporation tax rate would remain at 19% (rather than reducing to 17%, as previously enacted). This new law was substantively enacted on March 17, 2020. As the proposal to keep the rate at 19% had not been substantively enacted at the balance sheet date, its effects are not included in these financial statements.

b. Deferred tax

In the year ended December 31, 2019, a deferred tax liability of £2,245,790 that relates to temporary differences on fair value adjustments of acquired intangible assets arose on acquisition of Beta and GmbH. These liabilities have been netted against deferred tax assets that relate to brought forward tax losses in the same tax jurisdiction.

	Unutilized tax losses £	Temporary differences arising on fair value adjustments £	Temporary difference arising on application of reinvestment relief £	Share based payments £	Accelerated capital allowances £	Total £
At December 30, 2016	—	—	—	—	—	—
Credited/(charged in the year)	83,828	—	(420,669)	—	—	(336,841)
At December 31, 2017 (restated*)	83,828	—	(420,669)	—	—	(336,841)
Credited/(charged in the year)	—	—	(2,636,737)	—	—	(2,636,737)
At December 31, 2018 (restated*)	83,828	—	(3,057,406)	—	—	(2,973,578)
Arising on acquisition of subsidiaries	1,530,610	(2,245,790)	—	218,602	(267,562)	(764,140)
Credited in the year	96,808	589,798	1,022,633	359,273	13,911	2,082,423

At December 31, 2019	1,711,246	(1,655,992)	(2,034,773)	577,875	(253,651)	(1,655,295)

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

*	See note 4.9 for explanation of restatement of prior year deferred tax.

A proportion of unutilized tax losses has not been recognized by the group as a deferred tax asset due to the current uncertainty of future taxable profits. The amount of deferred taxes not recognized is £4,541,437 (2018 and 2017: £nil). These losses do not expire.

13. Goodwill and intangible assets

	Goodwill £	Intellectual property rights £	Total £
Cost
As at December 30, 2016	—	—	—
Additions	—	9,846,913	9,846,913

As at December 31, 2017	—	9,846,913	9,846,913

Additions	—	9,619,995	9,619,995

As at December 31, 2018	—	19,466,908	19,466,908

Additions	—	100,000	100,000
Acquired with subsidiaries (see note 26)	3,110,452	13,393,627	16,504,079
Additions due to settlement of pre-existing relationships (see note 26)	—	23,527,581	23,527,581
Disposals	—	(12,756,672)	(12,756,672)

As at December 31, 2019	3,110,452	43,731,444	46,841,896

Amortization and impairment
As at December 30, 2016	—	—	—
Amortization charge	—	398,290	398,290

As as December 31, 2017	—	398,290	398,290

Charge for the year	—	1,083,875	1,083,875

As at December 31, 2018	—	1,482,165	1,482,165

Charge for the year	—	1,689,151	1,689,151
Impairment	298,625	6,608,387	6,907,012
Disposals	—	(182,580)	(182,580)

As at December 31, 2019	298,625	9,597,123	9,895,748

Net book value
At December 30, 2016	—	—	—

At January 1, 2018	—	9,448,623	9,448,623

At December 31, 2018	—	17,984,743	17,984,743

At December 31, 2019	2,811,827	34,134,321	36,946,148

All intangible assets are attributable to research and development activities carried out in the United Kingdom.

On May 14, 2019, the group entered into a new agreement with Ares Trading that replaced the existing arrangement (see note 5). The intellectual property rights in respect of FS231 returned to the group upon execution of the new agreement. As part of a portfolio review, the development of this molecule was deprioritized by management and the remaining value was impaired in full. This generated a charge of

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

£1,800,684 to the consolidated statement of comprehensive (loss)/income, and the resulting carrying value as at December 31, 2019 was £nil (2018: £1,831,897, 2017: £1,921,077).

In addition, as part of the new agreement with Ares, the group granted an exclusive license whereby Ares gained the exclusive right to develop, commercialize and manufacture another early discovery stage molecule, FS122. All further improvements are owned by Ares, and they are responsible for all further regulatory interactions. It was therefore deemed that the group no longer controls the asset and it has been derecognized. The carrying value immediately prior to the disposal was £12,574,092 and this has been recognized within costs related to collaborative agreements in the consolidated statement of comprehensive (loss)/income.

On September 9, 2019, it was decided by management that the group would focus on novel targets and so all work on molecule FS131 ceased from this date. A charge of £1,456,961 was recorded in the consolidated statement of comprehensive (loss)/income and the carrying value as at December 31, 2019 was £nil (2018: £1,615,659, 2017: £1,845,101).

On February 13, 2015, Beta entered into a collaboration and license agreement with a collaboration partner (“the partner”) to research and develop bispecific antibodies in immuno-oncology. Under the collaboration agreement, F-star and the partner created Fcabs against two immuno-oncology targets to generate several mAb2 drug development candidates from these Fcabs. On September 16, 2019, the partner notified the group of its intention to terminate the program (FS21). The intellectual property rights to the Fcab that was generated against this target was returned to the group, however presently there are no plans to develop this molecule further. Accordingly, an impairment charge of £3,350,742 has been recorded and the carrying value in respect of this molecule as at December 31, 2019 was £nil.

Goodwill

Goodwill arises as a result of the intellectual input from the workforce and reflects an additional amount that a buyer would pay for the business as acquired as an established business with a highly skilled workforce.

In order to perform an impairment review of goodwill, the goodwill balance relating to each subsidiary acquisition is allocated to CGUs that correspond to the intangible assets acquired (see note 27). Goodwill is allocated on a pro-rata basis, using the fair value on acquisition of the intangible assets acquired, as follows:

CGU	Carrying Value at acquisition GBP	Allocation of Goodwill GBP
FS122	10,787,290	908,783
FS422	5,035,085	424,184
FS118	7,705,206	649,130
FS21	3,544,694	298,625
FS120	4,829,105	406,831
FS222	3,928,892	330,992
Partnered Neuroscience assets	1,090,935	91,907

	36,921,207	3,110,452

Management performed an assessment of impairment of goodwill upon the impairment of certain intellectual property rights identified above and deemed an impairment charge of £298,625 was required in respect of the goodwill attributed to the FS21 program.

All impairment charges have been recognized within research and development expenses in the consolidated statement of comprehensive (loss)/income. At December 31, 2019, no intangible assets were pledged as security (2018 and 2017: £nil).

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

14. Property, plant and equipment

	Leasehold improvements £	Laboratory equipment £	Office equipment, fixtures & fittings £	Total £
Cost
As at December 31, 2018 and December 31, 2017	—	—	—	—
Acquisitions (see note 27)	10,740	1,315,604	165,785	1,492,129
Disposals	—	—	(17,155)	(17,155)

As at December 31, 2019	10,740	1,315,604	148,630	1,474,974

Accumulated depreciation
As at December 31, 2018 and December 31, 2017	—	—	—	—
Charge for the year	4,091	337,126	52,219	393,436
Disposals	—	—	(5,243)	(5,243)

As at December 31, 2019	4,091	337,126	46,976	388,193

Net book value
As at December 31, 2018 and December 31 2017	—	—	—	—

At December 31, 2019	6,649	978,478	101,654	1,086,781

As at December 31, 2019, no property, plant or equipment was pledged as security (2018 and 2017: £nil). All property, plant and equipment is located in the United Kingdom.

15. Right-of-use assets

This note provides information for leases where the group is a lessee. The group does not have any material leases for which it acts as a lessor. Income derived from such leases has been disclosed, since they were from a related party (see note 26.3). All right-of-use assets and finance lease liabilities are generated from the leasing of office buildings.

a. Amounts recognized in the consolidated statement of financial position

December 31, 2019 Total £
Right-of-use assets — buildings
Cost
As at January 1, 2019	—
Acquisitions (see note 26)	740,262

As at December 31, 2019	740,262

Accumulated depreciation
As at January 1, 2019	—
Depreciation charge for the year	277,742

As at December 31, 2019	277,742

Net book value
As at January 1, 2019 & December 31, 2018	—

At December 31, 2019	462,520

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

Lease liabilities	December 31, 2019 Total £
Current	465,060
Non-current	39,745

As at December 31, 2019	504,805

b. Amounts recognized in the consolidated statement of comprehensive (loss)/income

The consolidated statement of comprehensive (loss)/income includes the following amounts relating to leases:

	2019 Depreciation charge £	2019 Interest cost £	2019 Total £
Right-of-use assets — buildings	277,742	—	277,742
Lease liability — buildings	—	22,394	22,394

	277,742	22,394	300,136

Depreciation charge on right-of-use assets is included within administrative expenses and interest expense in relation to right-of-use assets is included within finance costs in the consolidated statement of comprehensive (loss)/income.

c. Maturity analysis — contractual undiscounted cash flows

Buildings Total £
Less than one year	478,923
One to two years	39,910

Total undiscounted lease liability as at December 31, 2019	518,833

Impact of discounting	(14,028)

Carrying amount of liability	504,805

d. Amounts recognized in the consolidated statement of cash flows

Year ended December 31, 2019 Total £
Lease interest paid	22,394
Principal elements of lease payments	296,094

318,488

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

16. Financial assets at fair value through profit or loss

The Company has not elected to recognize fair value gains and losses through other comprehensive income for the following equity investments:

Total £
Balance January 1, 2019	—
Unlisted participation rights acquired (see note 27)	42,743
Foreign currency translation	(81)

Balance December 31, 2019	42,662

FVPL financial assets are denominated in euros. These assets are comprised of investments in two start-up companies in the medical research field – S-TARget Therapeutics GmbH and OncoQR ML GmbH. As the products being developed by the entities are at an early stage of development, the research results are not predictable.

S-TARget Therapeutics GmbH concluded a license deal with a pharma company in 2014 for the development of therapeutic allergy vaccines. S-TARget sublicensed part of its Intellectual Property to OncoQR ML GmbH in 2017 and management are actively seeking partnering or sub-licensing deals.

Amounts recognized in profit and loss

During the period ended December 31, 2019, a loss of £nil (2018 and 2017: £nil) was recognized in the consolidated statements of comprehensive income within other expenses.

17. Cash and cash equivalents

	December 31, 2019 £	December 31, 2018 £	December 31, 2017 £
Cash at bank and in hand	3,736,229	6,458,139	3,780,060

Balances per statement of cash flows	3,736,229	6,458,139	3,780,060

Cash and cash equivalents are held at amortized cost with fair value approximating to carrying value.

Reconciliation of movement in liabilities from financing activities

	Note	Lease liabilities £	Borrowings £	Total £
At December 31, 2018 and December 31, 2017		—	—	—
Cash flows		(318,488)	10,051,963	9,733,475
Non-cash changes
Acquired with subsidiaries		800,899	—	800,899
Interest charged		22,394	154,491	176,885
Fair value adjustment on borrowings	22	—	1,106,313	1,106,313
Foreign exchange differences		—	51,687	51,687

At December 31, 2019		504,805	11,364,454	11,869,259

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

18. Trade and other receivables

	December 31, 2019 £	December 31, 2018 £	December 31, 2017 £
Trade receivables from contracts with customers	4,588	—	—
Prepayments and accrued income	1,875,313	259,112	672,254
Social security and other taxes	641,671	—	—
Other receivables	191,572	87,130	63,281

	2,713,144	346,242	735,535

Trade receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional. The group holds trade receivables with the objective of collecting the contractual cash flows, and so it measures them subsequently at amortized cost using the effective interest method. The group does not hold any collateral as security.

The carrying value of all financial assets included within Trade and other receivables is a reasonable approximation of fair value.

19. Issued share capital

The parent Company’s articles of association do not specify the authorized share capital of the entity. Issued capital comprises:

	Number	Nominal value £
Allotted, called-up and fully paid
Seed preferred shares — £0.01 each (2018: £nil)
Balance at January 1, 2019	—	—
Shares issued for acquisition of GmbH	103,611	1,036

Balance at December 31, 2019	103,611	1,036

Series A preferred shares — £0.01 each (2018: £nil)
Balance at January 1, 2019	—	—
Shares issued for acquisition of GmbH	1,441,418	14,414

Balance at December 31, 2019	1,441,418	14,414

Ordinary shares — £0.01 each (2018: £0.00001 each)
Balance at January 1, 2019	1	1
Subdivision of shares from 1 share at £1.00 to £100 at £0.01	99	—
Shares issued for acquisition of Delta	9,053,538	90,536
Shares issued for acquisition of Beta	6,446,843	64,468
Shares issued for acquisition of GmbH	125,715	1,257
Shares issued for acquisition of Alpha	570,387	5,704
Share options exercised	35,148	352

Balance at December 31, 2019	16,231,731	162,318

Total number of shares in issue and total aggregate nominal value	17,776,760	177,768

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

All ordinary and preferred shares have attached to them full voting, dividend and capital distribution (including on winding up) rights. They do not confer any rights to redemption.

20. Capital management

The group’s objectives when managing capital are to safeguard the group’s ability to continue as a going concern. As the business of the group requires long-term financing of its R&D the future benefits of which are uncertain, the group’s ability to raise long-term funding is a key factor, which determines the success of the group.

Capital is raised through the increase of registered capital (either from existing shareholders or new investors), through shareholders’ equity contributions and through the issuance of convertible notes (see note 21).

Registered capital is fully paid in; shares in the registered capital have a nominal value of £0.01.

A description of the nature and purpose of each reserve is provided in note 2.13.

The equity structure in the group consolidated financial statements reflects the equity structure of FTL, the legal parent, which includes the equity instruments issued under the share-for share exchange to effect the acquisition of Delta. As Delta was designated the accounting acquirer in accordance with IFRS 3 Business Combinations, a reverse acquisition reserve was created, the value of which being the value of equity instruments issued for the acquisition of Delta.

	December 31, 2019 £	Restated* December 31, 2018 £	Restated^ December 31, 2017 £
Share capital	177,768	1	91
Other reserves
Group restructuring reserve	76,745,484	—	—
Reverse acquisition reserve	(31,483,690)	90	—

	45,261,794	90	—
(Accumulated losses)/retained earnings	(16,907,806)	15,861,034	3,479,260

Capital managed	28,531,756	15,861,125	3,479,351

* See note 4.9 for explanation of restatement of prior year deferred tax.

21. Loans and borrowings

	December 31, 2019 £	December 31, 2018 £	December 31, 2017 £
Current
Lease liability	465,060	—	—
Convertible notes held at FVTPL (unsecured)	11,364,454	—	—

	11,829,514	—	—

Non-current
Lease liability	39,745	—	—

	39,745	—	—

Total	11,869,259	—	—

All of the group’s finance lease liabilities arise from the leasing of office buildings. See note 15 for the associated right-of-use assets.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

F-star Therapeutics Limited issued USD denominated, 8% convertible notes on September 19, 2019 for USD $6.6 million (£4.9 million) and a second tranche of convertible notes was issued on November 27, 2019 for USD $6.6 million (£5.1 million) under the same terms.

The notes are convertible into a variable number of series A preference shares at the option of the holder. On expiry of the term, if no conversion notice has been issued prior to August 18, 2020, the notes shall be redeemable at principal plus accrued interest. Notes, together with interest outstanding, shall automatically convert into series A preference shares in the event F-star Therapeutics Limited raises at least USD $50 million or there is a change of control.

Unless the notes are convertible upon expiry of the term, the conversion rate for each note held plus accrued interest, is the lesser of: 1.25 shares based on the market price per share on the conversion date, or USD $100 million divided by the number of shares in issue plus the number of shares capable of being issued. Upon expiry of the term, the notes are converted at a rate of USD $60 million divided by the number of shares in issue plus the number of shares capable of being issued.

The convertible notes are presented in the statement of financial position as follows:

	December 31, 2019 £	December 31, 2018 £	December 31, 2017 £
Face value of the notes issued	10,051,963	—	—
Fair value adjustment through profit or loss	1,106,313	—	—
Interest charged	154,491	—	—
Foreign exchange loss	51,687	—	—

Current liability	11,364,454	—	—

The fair value of the convertible notes was measured using level 3 inputs as described in note 3.2. The inputs used to calculate fair value are described in note 4.

The following table presents the changes in level 3 items for the periods ending December 31, 2019, 2018 and 2017.

Convertible notes at FVPL £
Balance at December 31, 2018 and December 31, 2017	—
Losses recognized in statement of comprehensive (loss)/income	1,106,313

Balance at December 31, 2019	1,106,313

The fair value is materially different from the value of convertible notes than if they were held at amortized cost as at December 31:

	2019 Fair value £	2019 Amortized cost £	2018 and 2017 Fair value £	2018 and 2017 Amortized cost £
Convertible notes	11,364,454	10,258,141	—	—

The difference between the carrying value of the convertible notes and the amount that the entity would be contractually required to repay at maturity of £10,838,498 to the holder of the obligation is £525,956.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

22.	Trade and other payables

	December 31, 2019 £	December 31, 2018 £	December 31, 2017 £
Due within one year
Trade payables and other payables	3,854,667	469,953	315,041
Amounts owed to related parties	—	616,945	784,378
Accrued expenses	6,558,635	468,484	242,460
Other creditors	208,655	—	—

	10,621,957	1,555,382	1,341,879

Trade payables principally comprise amounts outstanding for trade purchases and ongoing costs. Accruals contain payables due to employees for outstanding bonus and other accruals. No interest is charged on trade payables and amounts owed to related parties and balances are normally cleared within 30 days.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

23.	Share-based payments

Corporate reorganization, business combination and asset acquisition

The transactions enacted to bring the F-star Group Entities under the common ownership of FTL were completed on May 7, 2019. As part of the reorganisation, the entire issued share capital of Alpha, Beta, Delta and GmbH was transferred to FTL in consideration of the issue of new shares in FTL to the shareholders of Alpha, Beta, Delta and GmbH. The number and class of shares in each F-star Group Entity which were transferred to FTL and the number and class of the shares in FTL received by the shareholders in the F-star Group Entities is set out in the table below. No other assets, including cash, were transferred as consideration for the corporate reorganization. The transaction price was measured as the value of shares issued (see note 26 for more detail). The exchange ratio for each entity was as follows:

	GmbH	Alpha	Beta	Delta
Exchange ratio for shares in FTL

For each share held in GmbH, the shareholders received 3.34526 shares of series A preferred shares, seed preferred shares, or ordinary shares in FTL depending on the liquidation rights contractually attached to the original shares held in GmbH.

Holders of options to purchase ordinary shares of GmbH also swapped their

For each series A preferred share and/or ordinary share held in Alpha, the shareholders received 0.06473 ordinary shares in FTL

Holders of options to purchase ordinary shares of Alpha also swapped their existing options for new options to purchase ordinary shares of FTL at the same exchange ratio of 0.06473.

For each series A preferred share and/or ordinary share held in Beta, the shareholders received 0.68939 ordinary shares in FTL

Holders of options to purchase ordinary shares of Beta also swapped their existing options for new options to purchase ordinary shares of FTL at the same exchange ratio of 0.68939.

For each ordinary share held in Delta, the shareholders received one ordinary share in FTL (Note: There are no holders of options to purchase ordinary shares in Delta)

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

	GmbH	Alpha	Beta	Delta
existing options for new options to purchase ordinary shares of FTL at the same exchange ratio of 3.34526.
Total number and class of shares issued by FTL to shareholders	1,441,418 series A preferred shares, 103,611 seed preferred shares and 125,715 ordinary shares	570,387 ordinary shares	6,446,843 ordinary shares	9,053,538 ordinary shares

As a result of the exchange of shares above, a total of 17,741,512 shares were issued by FTL, comprising of 1,441,418 series A preferred shares, 103,611 seed preferred shares, and 16,196,483 ordinary shares. The series A preferred shares and seed preferred shares each carry a fixed preferential return that ranks in priority to the ordinary shares on a winding up or return of capital but otherwise rank equally alongside the ordinary shares in terms of voting and dividend rights. None of the series A preferred shares, seed preferred shares or ordinary shares in FTL carry any rights of redemption.

The exchange ratio for each entity was determined based on an assessment of the relative value of each company determined using an internally generated risk-adjusted discounted cash flow model. The sole purpose of the internal model was to identify the relative size of each entity and determine an appropriate exchange ratio to be applied to the share exchange. The model was not intended to represent the fair value of each entity in terms of transaction price. Lastly, the basis of the computation of the cash flow model and thus, the underlying relative split, was contractually agreed through negotiation with the shareholders of each F-star Group Entity, resulting in an exchange ratio that each F-star Group Entity deemed an acceptable exchange for their prior ownership.

New and modified share options issued in the year

On June 14, 2019, as part of the group restructuring, the parent company’s board of directors and shareholders approved the 2019 Equity Incentive Plan (or the “2019 Plan”). The initial maximum number of ordinary shares that could be issued under the 2019 Plan was 2,327,736. This number consisted of 1,922,241 new ordinary shares and 405,495 new ordinary shares as replacements for grants under the previous F-star Group Entities share options schemes (F-star Alpha Limited Share Option Scheme, the F-star Beta Share Option Scheme and the GmbH F-star EMI Share Option Scheme). In addition, a legacy ESOP plan, which granted certain ex-employees exit participation rights was transferred to FTL from GmbH. The ESOP entitles the beneficiaries to receive a proportion of the exit proceeds realized by shareholders and the transfer of the participation rights occurred at the same exchange ratio as used for the exchange of GmbH shares for shares issued by FTL.

The number of ordinary shares reserved for issuance under the 2019 Plan will automatically increase on January 1, each year for a period of not more than ten years, commencing on January 1, 2020 and ending on (and including) January 1, 2029, by an amount equal to the lesser of i) 4% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year or ii) the number of ordinary shares as the board of directors may designate prior to the applicable January 1, date.

Options granted under the 2019 Plan vest over a four-year service period with 28% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three years. Options generally expire 10 years from the date of the grant. For certain senior members of management and directors, the board of directors has approved an alternative vesting schedule.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

A reconciliation of the movement in share options during the year ended December 31, 2019 is shown below:

	2019 Number	2019 Weighted average exercise price
Outstanding at January 1	—	—
Granted in the period (including replacement of legacy options issued as FTL options)	2,398,986	£0.64
Exercised in the period	(35,148)	£0.00
Forfeited in the period	(59,132)	£0.01

Outstanding at December 31	2,304,706	£0.67

Exercisable at December 31	559,813	£0.47

The weighted average share price at the time of exercise was £1.71 (equivalent to USD $2.18) each. There were no transaction costs incurred by the group in connection with the exercise.

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant date	Expiry date	Remaining contractual life (months)	Exercise price	2019 Number
June 14, 2019	June 14, 2029	114	£0.00 - £0.05	370,347
June 14, 2019	June 14, 2029	114	$1.87	939,954
June 14, 2019	June 14, 2029	114	£0.01	923,455
July 1, 2019	July 1, 2029	114	£0.01	950
December 18, 2019	December 18, 2029	120	$1.61	35,000
December 18, 2019	December 18, 2029	120	£0.01	35,000

				2,304,706

As of December 18, 2019, the Board and the shareholders authorized an additional 150,000 share options to be added to the share option pool. The total number of share options available to issue at December 31, 2019 was 2,477,736.

Share option valuation (equity-settled)

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the year ended December 31, 2019 were as follows:

	June 14, 2019 (US Grants)	June 14, 2019 & July 1, 2019 (UK Grants)	December 18, 2019 (US Grants)	December 18, 2019 (UK Grants)
Share price at grant date	£2.45	£2.45	£1.70	£1.70
Exercise price	£1.47	£0.01	£1.22	£0.01
Term (years)	5.054	5.054	5.054	5.054
Expected volatility	70.03%	70.03%	70.31%	70.31%
Expected dividends expressed as a dividend yield	0.00%	0.00%	0.00%	0.00%
Risk-free rate	1.85%	1.85%	1.74%	1.74%
Fair value per option	£1.7057	£2.4590	£1.1611	£1.7577

The expected volatility is based on the estimate of the average of the volatility of peer companies in the biotechnology sector. The term is the average expected period from grant to exercise. The determination of the

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

appropriate risk-free rate is based upon the Federal Reserve market yield on U.S. Treasury Securities at 5-year constant maturity for US grants and the 5-year Gilt bond yield for UK grants, on Investment basis.

Share-based compensation charge

The group recorded share-based compensation expense as follows:

December 31, 2019 £
Cancelled options	24,307
Modified options	41,389
New options with alternative vesting schedule	900,714
New options with standard vesting	1,146,687

2,113,097

As of December 31, 2019, there was £2,020,728 of unrecognized compensation cost related to outstanding but unvested share options, which is expected to be recognized over a weighted-average period of 2.89 years.

The total share-based compensation expense is recorded within the consolidated financial statements of the group as follows:

December 31, 2019 £
Research and development	437,139
General and administration	1,675,958

Total recognized in consolidated statement of comprehensive (loss)/income	2,113,097

Share-based compensation charge (modified options equity-settled)

In accordance with IFRS 3, FTL has allocated equity instruments between the cost of the business combination and post-combination services for replacement awards granted to the employees with legacy options in Alpha. Beta and GmbH. The share-based compensation expense attributable to the extent that the legacy options had vested at the acquisition date of £1,285,892 was included in the consideration and allocated to the acquired goodwill assets of Beta and GmbH (see note 26).

The share-based compensation expense attributable to the unvested portion of £41,389 is recognised in the consolidated statement of comprehensive (loss)/income in the period between the acquisition date to December 31, 2019. The corresponding credited amounts for both pre- and post-combination share-based payment compensation charges have been recorded in retained earnings. The weighted average option price was £2.4590 as at the replacement date June 14, 2019.

Modified share options

The table reflects the conversion of replacement legacy share options in FTL at June 14, 2019:

Number of options
Replacement legacy options issued as FTL options	405,495
Vested options as at June 14, 2019	(371,369)

Post-corporate reorganization legacy options issued as FTL options	34,126

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

As at June 14, 2019, the unvested options comprised 32,908 options related to the legacy GmbH F-star EMI Share Option Scheme, and 1,218 options related to the F-star Beta Share Option Scheme. The legacy options were fully vested for the F-star Alpha Share Option Scheme. In the period between June 14, 2019 and December 31, 2019, the options for the F-star Beta Share Option Scheme were fully vested.

As of December 31, 2019, there was £42,526 of unrecognized compensation cost related to 17,294 share options which were both outstanding and unvested relating to the legacy GmbH F-star EMI Share Option Scheme, which amounts are expected to be recognized over a weighted-average period of 2.83 years.

24.	Commitments

As at December 31, 2019 the group has contracted commitments with a contract manufacturing organization (“CMO”) as of December 31, 2019 amounting to £734,734 (2018 and 2017: £nil) for activities that are ongoing or are scheduled to start between 3 and 9 months of the date of the statement of financial position. Under the terms of the agreement with the CMO, the group is committed to pay for some activities if they are cancelled up to 3, 6 or 9 months prior to the star date of the activity.

The Group operates a bonus plan for qualifying employees of the Group. The plan is settled in cash and is subject to certain financial targets. At December 31, 2019 management do not consider it probable that the financial targets will be met in the foreseeable future. The maximum liability payable under the bonus plan is £1,345,000.

The company has no significant capital expenditure contracted for, but not recognized as a liability at December 31, 2019 (2018 and 2017: £nil).

25. Related parties

25.1	Corporate reorganization, business combination and asset acquisition

The transactions that resulted in the corporate reorganization, business combination and asset acquisition in the current year are deemed to be related party transactions by virtue of common directorships between the entities (see note 26).

25.2	Parent entity

Until May 7, 2019, there was no ultimate controlling party of Delta or FTL. The consolidated group was formed on May 7, 2019 (see note 26). Since May 7, 2019, FTL has been the immediate and ultimate controlling party. The parent undertaking of the smallest and largest group to consolidate these financial statements is FTL.

Related party transactions and balances in the period to May 6, 2019 and the years ended December 31, 2018 and 2017 relate to those applicable to the accounting acquirer and legal subsidiary, Delta, only.

The parent Company has a guarantee in place such that each UK subsidiary as listed below is exempt under section 479A of the Companies Act 2006 from the requirements related to the audit of individual accounts of the following subsidiaries:

	Country of incorporation	Nature of business	Proportion of ordinary shares held by parent (%)	Direct/ indirect
F-star Alpha Limited	UK	Research & development	100%	Direct
F-star Beta Limited	UK	Research & development	100%	Direct
F-star Delta Limited	UK	Research & development	100%	Direct
F-star Biotechnology Limited	UK	Research & development	100%	Indirect
F-star Biotechnologische Forschungs-und Entwicklungsges.m.b.H	Austria	Intermediate holding company	100%	Direct
F-star Therapeutics LLC	US	Research & development	100%	Indirect

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

25.3	Convertible notes

During the period ended December 31, 2019 the legal parent entity of the group issued convertible debt notes to certain of its shareholders (see note 21).

25.4	Key management personnel (including directors)

During the year to December 31, 2019, the group had purchases totaling £120,000 (2018: £nil) from Avacta Life Sciences Limited, a company in which director E. Forster also holds a directorship. As at December 31, 2019, the amounts outstanding and included in trade and other payables was £60,000 (2018: £nil).

On February 28, 2019, the group entered into a sub-lease rental arrangement with US-based company, Triplet Therapeutics, Inc. N. Bermingham who is a non-executive director of the group serves as the Chief Executive Officer of Triplet Therapeutics, Inc. The lease was terminated with effect from December 31, 2019. Concurrently, the group no longer acts as a lessor from this date and there are no material ongoing commitments with respect to this lease. Income from Triplet Therapeutics totaled £111,289 (2018: £nil) in respect of office rental and related office costs. As at December 31, 2019, amounts receivable included in trade and other receivables was £4,588 (2018 and 2017: £nil).

All other transactions with key management (all remuneration-related) are stated in note 10.

25.5 Related party transactions prior to corporate reorganization, business combination and asset acquisition

A summary of related party transactions for the year ended December 31, 2019 and December 31, 2018 where exemption from reporting transactions and balances between group undertakings is unavailable under IAS 24 ‘Related Party Disclosures’, are disclosed below.

Some of the directors of Delta are also directors of Beta as well as members of the supervisory board of GmbH, which has a wholly owned subsidiary, F-star Biotechnology Limited.

Delta, Beta and F-star Biotechnology Limited entered into an intellectual property license agreement and a support services agreement whereby Delta sub-licensed certain intellectual property rights from F-star Biotechnology Limited, via a sublicense to Beta. F-star Biotechnology Limited agreed to provide support services to the Company via Beta. Transactions in the period to December 31, 2019 with Beta and F-star Biotechnology Limited were as follows:

	R&D recharges 2019 £	Other recharges 2019 £	R&D recharges 2018 £	Other recharges 2018 £
Expenses
Beta	1,863,660	483,653	8,013,172	—
F-star Biotechnology Limited	206,221	—	488,726	113,163
GmbH	—	11,536	—	82,464

			2019 £	2018 £
Payable as at December 31
Beta	—	—	—	(412,156)
F-star Biotechnology Limited	—	—	—	(187,892)
GmbH	—	—	—	(16,897)
Intangible asset acquisitions
Acquired from Beta	—	—	—	9,619,995

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

	R&D recharges 2017 £	Other recharges 2017 £
Expenses
Beta	4,224,732	—
F-star Biotechnology Limited	1,039,396	—

2017 £
Payable as at December 31
Beta	(730,489)
F-star Biotechnology Limited	(34,831)

Intangible asset acquisitions
Acquired from Beta	9,846,913

R&D recharges relate to research paid for by Delta and carried out by F-star Biotechnology Limited, under the terms of its agreement with Beta. These research services are based on time incurred and are charged on an FTE basis.

In addition, certain non-employment related costs associated with the research activities of Delta were incurred by F-star Biotechnology Limited and recharged back to Delta. GmbH invoiced Delta for its portion of board costs.

26. Corporate reorganization, business combination and asset acquisition

On May 7, 2019, the Company (‘FTL’) completed a corporate reorganization pursuant to which FTL became the direct holding company of each of Alpha, Beta, Delta, and GmbH and the indirect holding company of each of F-star Biotechnology Limited (‘Biotech’), and F-star Therapeutics LLC (‘LLC’) collectively, the ‘F-star Group Entities’. Prior to the transactions described below, all F-star Group entities were deemed to be related parties due to common directorships.

Exchange of Delta Shares for FTL Shares (corporate reorganization)

All shareholders of Delta exchanged each of the shares held by them in Delta for the same class and number of newly issued shares of FTL and, as a result, Delta became a wholly owned subsidiary of FTL. The number of shares issued was 9,053,538 at a ratio of 1:1. This was accounted for as Delta obtaining a controlling interest in FTL using reverse acquisition accounting principles.

FTL, the legal acquirer of Delta and the other F-star Group Entities (see below), is an entity with no historical operations and was created solely for the purpose of effecting the corporate reorganization. Accordingly, for accounting purposes, it was not deemed substantive nor the accounting acquirer of the F-star Group Entities. The effect of using reverse acquisition accounting is that the historical (prior to the date of acquisition) financial statements of FTL reflect the operations and historical financial position and financial performance of legal subsidiary Delta (the accounting acquirer).

Exchange of GmbH, Beta and Alpha Shares for FTL Shares (business combination and asset acquisition)

Effective as of the date of and subsequent to the Delta share exchange, all shareholders of each of Alpha, Beta and GmbH exchanged each of the shares held in Alpha, Beta and GmbH for newly issued shares in FTL. As a result, Alpha, Beta and GmbH became wholly owned subsidiaries of FTL. Holders of options to purchase shares of Alpha, Beta and GmbH swapped their existing options for new options to purchase shares of FTL.

GmbH and Beta were deemed to meet the definition of a business in accordance with IFRS 3 Business Combinations. The acquisition of GmbH and Beta was accounted for a business combination, and the acquisition

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

of a controlling interest in Alpha was accounted for as an asset acquisition. No other assets, including cash, were transferred or liabilities assumed as consideration for the corporate reorganization. The transaction price was measured as the fair value of equity issued in accordance with IFRS 3 Business Combinations.

Had the corporate reorganization, business combination and asset acquisition occurred on January 1, 2019, pro-forma revenue for the consolidated group for the year ended December 31, 2019 would have been £22.2 million and net loss for the year ended December 31, 2019 would have been £43.1 million. These amounts have been calculated using the subsidiaries’ results and adjusting for the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied from January 1, 2019, together with the consequential tax effects.

All associated transaction costs were expensed and are included in administrative expenses. The transaction costs included the attributable costs of the issuance of the shares by FTL which are considered to be immaterial by management. There were no acquisitions in the year ended December 31, 2018 or 2017.

Settlement of pre-existing relationships between the F-star entities resulted in the addition of £23,527,581 intangible assets to Delta, which was accounted for separately from the business combination (see note 13).

Details of the purchase consideration, net assets acquired and goodwill are as follows:

26.1 FTL

FTL’s net asset position was as follows, immediately prior to the corporate reorganization:

£
Cash	—
Other current assets	—
Intangible assets	—
Current liabilities	—

—

The acquisition of FTL by Delta contributed revenue of £nil and a loss of £3,665,409 to the group’s results in 2019.

26.2 Beta

£
Purchase consideration
Ordinary shares issued	4,219,308

Total purchase consideration	4,219,308

The fair value of the 6,446,843 ordinary shares that were issued as consideration paid for the acquisition of Beta was based on the fair value of the total issued equity of Beta on the acquisition date. This was measured using level 3 inputs as described in note 3.2.

The assets and liabilities recognized as a result of the acquisition of Beta are as follows:

£
Cash	915,436
Other current assets	4,157,960
Intangible assets	12,302,691
Current liabilities	(14,714,909)
Goodwill	1,558,130

4,219,308

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

The goodwill is attributable to the contracted access to an organized workforce and will not be deductible for tax purposes.

The acquisition of Beta by Delta contributed revenue of £nil and a loss of £9,635,435 to the group’s results in 2019.

The intangible assets acquired with Beta are summarized in the table below. The methodologies used to determine the fair value of the intangibles acquired are described in note 3.2.

Asset	FV £	Description
FS21	3,544,694	Contracted future cash flows relating to a drug candidate that has been licensed to a collaboration partner
FS120	4,829,105	Internally developed drug candidate, for which Beta holds the IP rights
FS222	3,928,892	Internally developed drug candidate, for which Beta holds the IP rights

	12,302,691

26.3	GmbH Group

£
Purchase consideration
Preferred and ordinary shares issued	7,155,411

Total purchase consideration	7,155,411

The fair value of the 1,441,418 series A preferred shares, 103,611 seed preferred shares and 125,715 ordinary shares that were issued as consideration paid for the acquisition of GmbH Group was based on the fair value of the total issued equity of GmbH Group on the acquisition date. These values were measured using level 3 inputs as described in note 3.2.

The assets and liabilities recognized as a result of the acquisition of GmbH Group are as follows:

Total £
Cash	722,631
Other current assets	13,830,265
Property and equipment (net)	1,492,129
Right of use assets (net)	740,262
Intangible assets	1,090,935
Unlisted participation rights	42,743
Current liabilities	(11,962,256)
Other non-current liabilities	(353,620)
Goodwill	1,552,322

7,155,411

The acquisition of GmbH Group contributed revenue of £1,882,102 and a loss of £11,076,819 to the group’s results in 2019.

The goodwill is attributable to the workforce and will not be deductible for tax purposes.

The intangible assets acquired with GmbH are summarized in the table below. The methodologies used to determine the fair value of the intangibles acquired are described in note 3.2.

Asset	FV £	Description
Neuroscience assets	1,090,935	Contracted future cash flows relating to two drug candidates that have been licensed to a collaboration partner

	1,090,935

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

26.4 Alpha

The fair value of the 570,387 ordinary shares issued to acquire Alpha was £10,259,414. The net assets acquired were comprised of cash, other current assets, and non-current liabilities. There were no tangible or intangible assets acquired.

27.	Subsequent events

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. It is likely that the outbreak will impact the group’s operations, but at the date of the signing of the financial statements management cannot reasonably estimate the length or severity of the pandemic or the extent to which the disruption may materially impact the business. Management took the decision in April 2020 to furlough a significant proportion of the R&D workforce and so project timelines may be delayed, which could impact the significant accounting estimates utilized in:

•	inputs into the cost-to-cost method for revenue recognition; and

•	assessment of impairment of the carrying value of group intangible assets

At the date of issuance there were no significant impacts identified by management, but management cannot reasonably estimate the length or severity of the pandemic or the extent to which the disruption may materially impact the business in future. At this point it is not clear whether any project delays can be mitigated in the second half of 2020. Any adverse impact on operations, business or financial outlook could be material and management continues to closely monitor the situation.

As noted above the group furloughed a proportion of the R&D workforce and as a result claimed UK government grant income of £371,312 under the Coronavirus Job Retention Scheme (CJRS). The grant income has been accounted for in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

On July 29, 2020, F-star entered into a share exchange agreement with Spring Bank Pharmaceuticals Inc (“Spring Bank”), a NASDAQ- listed, clinical-stage biopharmaceutical company. Pursuant to the share exchange agreement, Spring Bank will acquire the entire issued share capital of F-star in exchange for newly issued shares of Spring Bank common stock upon closing, subject to the satisfaction or waiver of customary closing conditions, including the required approval of Spring Bank stockholders.

Spring Bank shareholders will have the opportunity to obtain potential future value in the form of two Contingent Value Rights (CVR) associated with Spring Bank’s SB 11285 IV clinical program and a STING antagonist research and development program. Subject to the terms of the first CVR agreement for the STING agonist clinical program, if one or more strategic transactions are consummated for SB 11285 by the combined company during a period that is the longer of one and a half years following the closing of the combination or one year after the final database lock of the current SB 11285 IV Phase 1a/1b trial, those equity holders of Spring Bank will receive the greater of 25% of the net proceeds from such transactions or $1.00 per share (on a pre-reverse split basis), provided that the aggregate net proceeds are at least approximately $18.0 million. Subject to the terms of the second CVR agreement, if a potential development agreement is consummated and one or more strategic transactions are consummated for the STING antagonist research platform by the combined company during the seven (7)-year period following the closing of the combination, those equity holders of Spring Bank will receive 80% of the net proceeds from such transactions. If Spring Bank enters into a development agreement for the STING antagonist research platform in advance of the closing of the proposed combination, Spring Bank may include certain proceeds from such transaction in its net cash calculation.

At the closing of the Exchange, 267,937 fully vested share options that are not exercisable at the reporting date due to an exit condition will be immediately exercised. The exercised options have a weighted average exercise price of £0.01. FTL will be subject to an immaterial payroll tax charge on the exercise of these options.

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

On July 15, 2020, a deed of amendment was enacted in respect of the May 13, 2019 License and Collaboration agreement between the group and Ares Trading S.A. The amendment had two main purposes (i) to allow Ares to exercise its option early to acquire intellectual property rights to the second molecule included in the agreement; and (ii) to grant additional options to acquire intellectual property rights for a further two molecules. As a result of this amendment all performance obligations under the May 13, 2019 agreement in respect of the second molecule were deemed to have been fully satisfied at July 15, 2020 and the group derecognized the associated intangible asset. The option fee of £6.7 million (€7.5 million) was recognized at a point in time and the carrying value of the intangible asset prior to disposal was £6.2 million.

As a result of this amendment, the maximum amount payable by Ares Trading S.A on the achievement of certain development and regulatory milestones in the aggregate is increased to £348.8 million (€408.5 million), and the maximum amount payable on the achievement of certain commercial milestones is increased to £215.2 million (€252 million).

On July 14, 2020 the convertible notes were modified by extending the expiry date from September 19, 2020 to January 31, 2021.

28.	(Losses)/earnings per share

	Year ended December 31, 2019 £	Restated* Year ended December 31, 2018 £	Restated* Year ended December 31, 2017 £
(Losses)/earnings per share for the year:
— basic and diluted	(2.37)	1.47	0.38

	2019 Number	2018 Number	2017 Number
Weighted average number of ordinary shares for basic losses/earnings per share	13,734,903	9,053,658	9,053,658
Effect of dilution (share options and convertible debt)	—	—	—

Weighted average number of ordinary shares adjusted for the effect of dilution	13,734,903	9,053,658	9,053,658

* See note 4.9 for explanation of restatement of prior year deferred tax.

The calculations of basic and diluted (losses)/earnings per share are based on the net loss attributable to ordinary equity holders of the F-star Therapeutics Limited for the year of £32,560,958 (2018: restated profit of £13,268,598, 2017: restated profit of £3,479,261). Basic (losses)/earnings per share amounts are calculated by dividing the net profit attributable to equity holders by the weighted average number of the legal parent’s issued ordinary shares outstanding during the year. For the purpose of the calculation, the number of shares prior to the corporate reorganization is deemed to be 9,053,658. This is the number of the Delta’s ordinary shares as at January 1, 2019, adjusted by the exchange ratio of the corporate reorganization.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. During the year ended December 31, 2019, the legal parent issued two categories of dilutive potential ordinary shares: convertible debt and share options. The convertible debt is assumed to have been converted into ordinary shares, and the net profit is adjusted to

F-star Therapeutics Limited

December 31, 2019

Notes to the Consolidated Financial Statements

eliminate the interest expense less the tax effect. For the share options, the number of shares that could have been acquired at fair value (as determined by business valuations) is calculated based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

The group incurred a loss for the year ended December 31, 2019 and as a result, the dilutive potential ordinary shares had a non-dilutive impact on earnings per share. As such the diluted earnings per share is reported to be the same as basic earnings per share. There were no dilutive potential ordinary shares in the year ended December 31, 2018 or December 31, 2017.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019

AND THE YEARS ENDED DECEMBER 31, 2018 and 2017

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of F-star Biotechnologische Forschungs-und Entwicklungsges.m.b.H

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of F-star Biotechnologische Forschungs-und Entwicklungsges.m.b.H and its subsidiaries (the “Company”) as of May 6, 2019, December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the period ended May 6, 2019 and the years ended December 31, 2018 and 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of May 6, 2019, December 31, 2018 and 2017, and the results of its operations and its cash flows for the period ended May 6, 2019 and the years ended December 31, 2018 and 2017 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Changes in Accounting Principles

As discussed in Note 2.4 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for revenues from contracts with customers in 2018.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.2 to the consolidated financial statements, the Company will require additional financing to fund its operating expenses and capital expenditure requirements which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cambridge, United Kingdom

August 28, 2020

We have served as the Company’s auditor since 2018.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Revenue	5	9,057,540	21,088,390	15,749,415
Other income	6	591,221	505,032	231,538
Raw materials and consumables used		(1,338,846)	(3,959,930)	(2,958,089)
Depreciation, amortization and loss on disposal		(453,934)	(835,458)	(559,383)
Employee expenses	7	(3,369,435)	(7,994,504)	(6,853,326)
Other expenses		(3,087,303)	(7,428,919)	(5,613,168)

Operating profit/(loss)	8	1,399,243	1,374,611	(3,013)
Finance income	9	124,549	163,781	116,215
Finance costs	9	(108,521)	(223,377)	(201,265)

Net finance income/ (costs)		16,028	(59,596)	(85,050)

Profit/(loss) before tax on ordinary activities		1,415,271	1,315,015	(88,063)
Income tax (charge)/credit	10	(49,384)	195,154	225,401

Profit for the period		1,365,887	1,510,169	137,338

Profit attributable to owners of the parent		1,365,887	1,510,169	137,338
All profits and losses relate to continuing operations
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences		(426,280)	72,676	44,356

Other comprehensive (loss)/income for the period		(426,280)	72,676	44,356

Total comprehensive income attributable to owners of the parent		939,607	1,582,845	181,694

Earnings per share for profit attributable to the shareholders of the Company:
Basic earnings per share	26	2.26	2.50	0.23
Diluted earnings per share	26	2.15	2.50	0.23

The accompanying notes form an integral part of these consolidated financial statements.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	2019 €	2018 €	2017 €
ASSETS
Non-current assets
Intangible assets, net	11	184,450	193,375	218,875
Property, plant and equipment, net	12	2,604,367	1,887,676	1,949,721
Financial assets at fair value through profit or loss	13	50,000	50,000	100,000

Total non-current assets		2,838,817	2,131,051	2,268,596

Current assets
Cash and cash equivalents	15	848,854	2,052,922	3,133,482
Corporate tax receivables		514,698	502,585	711,934
Trade and other receivables	14	15,746,374	13,856,170	7,483,677

Total current assets		17,109,926	16,411,677	11,329,093

Total assets		19,948,743	18,542,728	13,597,689

EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital — ordinary	19	604,694	604,694	604,694
Capital reserves	19	28,599,822	28,599,822	28,599,822
Share-based payment	22	3,171,248	3,140,934	3,083,838
Foreign exchange reserve	19	(411,990)	14,290	(58,386)
Accumulated losses	19	(32,532,857)	(33,836,306)	(28,328,236)

Total equity		(569,083)	(1,476,566)	3,901,732

Liabilities
Non-current liabilities
Deferred revenue	5	—	815,115	—
Lease liability	18	413,657	—	—

Total non-current liabilities		413,657	815,115	—

Current liabilities
Borrowings	16	9,056,202	7,464,111	7,573,318
Corporation tax payable		229,690	198,059	48,142
Deferred revenue	5	6,257,849	9,023,106	—
Trade and other payables	17	4,032,422	2,518,903	2,074,497
Lease liability	18	528,006	—	—

Total current liabilities		20,104,169	19,204,179	9,695,957

Total equity and liabilities		19,948,743	18,542,728	13,597,689

The accompanying notes form an integral part of these consolidated financial statements.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share capital €	Capital reserves €	Share- based payment €	Foreign exchange reserve €	Accumulated losses €	Total equity €
Balance as of December 31, 2018		604,694	28,599,822	3,140,934	14,290	(33,836,306)	(1,476,566)
Adoption of new accounting standard (note 2.4 ii)		—	—	—	—	(62,438)	(62,438)

Revised balance as of January 1, 2019		604,694	28,599,822	3,140,934	14,290	(33,898,744)	(1,539,004)
Profit for the period ended May 6, 2019		—	—	—	—	1,365,887	1,365,887
Other comprehensive loss		—	—	—	(426,280)	—	(426,280)

Total comprehensive income		—	—	—	(426,280)	1,365,887	939,607

Transactions with owners of the Company, recognized directly in equity
Share-based payments	22	—	—	30,314	—	—	30,314

Balance as of May 6, 2019		604,694	28,599,822	3,171,248	(411,990)	(32,532,857)	(569,083)

	Note	Share capital €	Capital reserves €	Share- based payment €	Foreign exchange reserve €	Accumulated losses €	Total equity €
Balance as of December 31, 2017		604,694	28,599,822	3,083,838	(58,386)	(28,328,236)	3,901,732
Adoption of new accounting standard (note 2.4 ii)		—	—	—	—	(7,018,239)	(7,018,239)

Revised balance as of January 1, 2018		604,694	28,599,822	3,083,838	(58,386)	(35,346,475)	(3,116,507)
Profit for the year ended December 31, 2018		—	—	—	—	1,510,169	1,510,169
Other comprehensive income		—	—	—	72,676	—	72,676

Total comprehensive income		—	—	—	72,676	1,510,169	1,582,845

Transactions with owners of the Company, recognized directly in equity
Share-based payments	22	—	—	57,096	—	—	57,096

Balance as of December 31, 2018		604,694	28,599,822	3,140,934	14,290	(33,836,306)	(1,476,566)

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Note	Share capital €	Capital reserves €	Share- based payment €	Foreign exchange reserve €	Accumulated losses €	Total equity €
Balance as of January 1, 2017		604,694	28,599,822	2,951,616	(102,742)	(28,465,574)	3,587,816
Profit for the year ended December 31, 2017		—	—	—	—	137,338	137,338
Other comprehensive income		—	—	—	44,356	—	44,356

Total comprehensive income		—	—	—	44,356	137,338	181,694

Transactions with owners of the Company, recognized directly in equity
Share-based payments	22	—	—	132,222	—	—	132,222

Balance as of December 31, 2017		604,694	28,599,822	3,083,838	(58,386)	(28,328,236)	3,901,732

The accompanying notes form an integral part of these consolidated financial statements.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Cash flows from operating activities
Profit/(loss) before taxes attributable to the owners of the parent		1,415,271	1,315,015	(88,063)
Adjustments for:
Share-based payment expense	22	30,314	57,096	132,222
Net finance (income)/cost		(16,028)	59,596	85,050
Foreign exchange (gains)/losses		(179,368)	194,481	117,854
Amortization	11	8,925	25,500	25,500
Depreciation	12	445,009	795,253	533,883
Loss on disposal of fixed assets		—	10,406	—
(Increase)/decrease in trade and other receivables	14	(1,890,204)	353,776	(1,065,077)
Increase in trade and other payables	17	1,513,519	444,406	328,230
Change in deferred revenue	5	(3,580,372)	9,838,221	—
Change in fair value of financial assets (FVTPL)	13	—	50,000	—
Adoption of new accounting standard*	2.4 ii	—	(7,018,239)	—

Cash (used in)/generated from operating activities		(2,252,934)	6,125,511	69,599
Corporation tax received/(paid)		—	554,433	(342,546)

Net cash flows (used in)/generated from operating activities		(2,252,934)	6,679,944	(272,947)

Cash flows generated from/(used in) investing activities:
Payments to acquire property, plant and equipment	12	(13,930)	(772,132)	(962,811)
Issue of loan to related party	24	—	(6,889,366)	(5,622,335)
Repayment of loan granted to related party	24	—	—	2,273,764
Proceeds from sale of assets		—	—	100,000
Payment to acquire assets		—	—	(100,000)
Interest received		140,994	143,715	94,462

Net cash flows generated from/ (used in) investing activities		127,064	(7,517,783)	(4,216,920)

Cash flows generated from/ (used in) financing activities:
Proceeds from loans		1,150,563	—	2,360,367
Lease interest paid	18	(10,233)	—	—
Interest paid		(123,909)	(217,148)	(180,968)
Repayment of loans		—	—	(100,000)
Principal element of lease payments	18	(171,473)	—	—

Net cash flows generated from /(used in) financing activities		844,948	(217,148)	2,079,399

Net decrease in cash and cash equivalents		(1,280,922)	(1,054,987)	(2,410,468)
Cash and cash equivalents as of beginning of period		2,052,922	3,133,482	5,548,417
Foreign exchange gain/(loss) on cash and cash equivalents		76,854	(25,573)	(4,467)

Cash and cash equivalents as of end of period	15	848,854	2,052,922	3,133,482

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

The accompanying notes form an integral part of these consolidated financial statements.

Reconciliation of movement in liabilities from financing activities	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
At 1 January	7,464,111	7,573,318	5,602,669
Cash flows	844,948	(217,148)	2,079,399
Non-cash changes
Adoption of new accounting standard (see note 2)	1,025,736	—	—
Foreign exchange	561,218	(115,436)	(302,666)
Interest charged	101,852	223,377	193,916

At May 6/ December 31	9,997,865	7,464,111	7,573,318

The accompanying notes form an integral part of these consolidated financial statements.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

Notes to the Consolidated Financial Statements

1. General information

F-star Biotechnologische Forschungs- und Entwicklungsges.m.b.H. (“F-star GmbH”) is a private limited company incorporated in Austria as Gesellschaft mit beschränkter Haftung. F-star GmbH is the ultimate parent company of its wholly owned subsidiary, F-star Biotechnology Limited (“F-star Biotechnology Limited”) a private limited company incorporated in the United Kingdom, and the wholly-owned subsidiary of F-star Biotechnology Limited, F-star Therapeutics LLC (“F-star LLC”), a Limited Liability Company incorporated on January 23, 2019, in the state of Delaware in the United States. The three entities are together referred to as the “group”. Accordingly, the group prepares consolidated financial statements.

The activity of the group is research and development (“R&D”) within the biotechnology sector, especially the discovery of bispecific antibody products to improve the treatment of serious diseases. This business includes the granting and purchase of licenses and the sale of products and technologies within the biotechnology sector.

All amounts are in denominated in euros unless otherwise stated.

These consolidated financial statements were authorized for issue by the board of directors on August 28, 2020.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) as issued by the International Accounting Standards Board (IASB).

These financial statements have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments at fair value through profit or loss, as described below.

During the comparative year, the group changed from preparation of consolidated financial statements under IFRS as adopted by the European Union to IFRS as adopted by the IASB. Management has considered the impact on the comparative figures reported and did not identify any areas where adjustment or restatement is required.

Consolidation

The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

The group is currently comprised of (i) the parent company F-star GmbH, Vienna, (ii) its 100% owned subsidiary F-star Biotechnology Limited, Cambridge, United Kingdom and (iii) the wholly-owned subsidiary of F-star Biotechnology Limited, F-star Therapeutics LLC, Delaware, United States.

Intercompany transactions, balances, income, and expenses on transactions between group companies are eliminated. Profits and losses resulting from intercompany transactions that are recognized in assets are also eliminated.

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. F-star GmbH, Vienna, holds 20% of the participation rights of each of two entities: S-TARget therapeutics GmbH, Vienna and OncoQR ML GmbH,

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

Vienna. The group is also entitled to a share in dividend income or proceeds on sale from each of these entities but has no voting rights. Nevertheless, the group does not exercise significant influence. Therefore, the investment is accounted for according to IFRS 9 Financial Instruments.

The date of the statements of financial position of all consolidated entities is May 6, 2019 and December 31, 2018 and 2017.

Revision of tax reconciliation disclosures

The previously reported tax reconciliation disclosures for the years ended December 31, 2018 and 2017 have been revised in these financial statements for the correction of an immaterial error (see note 4.5).

2.2 Going concern

As of August 28, 2020, the date of approval of the consolidated financial statements for the period ended May 6, 2019, the group does not expect its cash deposits will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months. These conditions raise substantial doubt about the group’s ability to continue as a going concern.

F-star Therapeutics Limited expects to seek equity financing from existing and new investors in conjunction with the contemplated Share Exchange Agreement entered into on July 29, 2020 between F-star Therapeutics Limited and Spring Bank Pharmaceuticals Inc. The closing of the Share Exchange Agreement would provide access to the existing cash deposits of Spring Bank Pharmaceuticals Inc as well as expected additional equity financing to be raised by F-star Therapeutics Limited as part of the Exchange. The estimated closing is anticipated in Q4 2020. The closing of the Share Exchange Agreement is however subject to approval by the shareholders of Spring Bank Pharmaceuticals Inc. If the merger is unsuccessful, F-star Therapeutics Limited will seek additional funding through equity financing from existing shareholders, or other alternative sources, which the directors believe can be obtained. Accordingly, the directors believe it is appropriate to continue to adopt the going concern basis of accounting. The financial statements do not include any adjustments that would be necessary if the group headed by F-star Therapeutics Limited and the group were unable to continue as a going concern.

F-star Therapeutics Limited, the parent undertaking has provided a letter of support to the group, committing to provide funding for operations for at least 12 months from the issuance date of these financial statements. As F-star Therapeutics Limited has insufficient cash to fund the group’s operations for at least the next 12 months, the provision of this support is contingent upon successful fundraising.

2.3 Estimates and judgments

In the application of the group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates. See note 4 for details of critical estimates and judgments.

2.4 New standards, amendments and IFRIC interpretations

New standards, amendments and interpretations adopted by the group

The group has adopted all relevant IFRSs that were effective for periods beginning January 1, 2018. The following standards have been adopted by the group for the first time for the fiscal year beginning on or after January 1, 2019:

i. IFRS 9 — Financial Instruments

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; and impairment of financial

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

assets and hedge accounting. IFRS 9 contains three principal classification categories for financial assets, measured as amortized cost, fair value through other comprehensive income and fair value through profit and loss. The classification of financial assets is generally based on the business model under which a financial asset is managed, and its contractual cash flow characteristics.

On January 1, 2018 (the date of initial application of IFRS 9), the group’s management assessed which business models apply to the financial assets held by the group and classified its financial instruments into the appropriate IFRS 9 categories. The main effects resulting from this reclassification were as follows:

€	Note	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39	New carrying amount under IFRS 9
Financial assets
Trade and other receivables	(a)	Loans and receivables	Amortized cost	2,405,424	2,405,424
Cash and cash equivalents		Loans and receivables	Amortized cost	3,133,482	3,133,482
Loan to related party	(b)	Loans and receivables	Amortized cost	4,438,735	4,438,735
Equity securities	(c)	Available-for-sale	FVTPL — equity instrument	100,000	100,000

Total Financial Assets				10,077,641	10,077,641

Financial liabilities
Trade payables and accruals		Other financial liabilities	Amortized cost	1,582,402	1,582,402
Loan from related party	(d)	Other financial liabilities	Amortized cost	7,573,318	7,573,318

Total Financial Liabilities				9,155,720	9,155,720

(a)

Trade and other receivables: Trade and other receivables that were classified as loans and receivables under IAS 39 are now classified as amortized cost. The group applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables and contract assets.

(b)

Loan to related party: Loans to related parties that were classified as loans and receivables under IAS 39 are now classified as amortized cost. The loan is repayable on demand and so the group applies an expected credit losses model on assumption that repayment is demanded as of the reporting date.

(c)

Equity securities: These investments have been reclassified from available-for sale to fair value through profit and loss. They do not meet the IFRS 9 criteria for classification at amortized cost, because their cash flows do not represent solely payments of principal and interest.

(d)	Trade payables and accruals and loan from related party: IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

There are no changes in carrying value due to reclassification or remeasurement of financial assets on adoption of IFRS 9 on January 1, 2018. For assets held at amortized cost, no additional impairments were identified by management that would be material. For equity investments held at fair value through profit or loss (FVPL), the difference between the IAS 39 allowed treatment of carrying at cost and the IFRS 9 fair value valuation method was immaterial.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

IFRS 9 replaces the “incurred loss” model in IAS 39 with “expected credit loss” (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

For assets in the scope of the IFRS 9 impairment model, the impairment losses are generally expected to increase and become more volatile. The group has determined that impairments arising from the application of the IFRS 9 requirements as of January 1, 2018 would be immaterial.

Full details of the Financial Instruments accounting policy effective from January 1, 2018 are included in section m. of this note.

ii.    IFRS15 — Revenue from Contracts with Customers

The group has adopted IFRS 15 Revenue from Contracts with Customers on a modified retrospective basis from January 1, 2018. Under IAS 18, in both the arrangement with an external customer and arrangement with F-star Beta Limited, the license and R&D were two separate components because the commercial effect was separate. The group assessed the license and R&D services under IFRS 15 distinct criteria and concluded the R&D services were significantly modifying the license and as such were a combined performance obligation. A cost-to-cost method to measure progress of completion of the performance obligation has been used to assess the revenue to be recognized at each reporting date. This has resulted in the following changes to the financial statements:

Statement of financial position (extract)	IAS 18 carrying amount December 31, 2017 €	Remeasurement €	IFRS 15 carrying amount January 1, 2018 €
Deferred revenue	—	7,018,239	7,018,239

The impact on the group’s accumulated losses as at January 1, 2018 is as follows:

€
Balance as at December 31, 2017 as originally stated	(28,328,236)
Change in accounting policy	(7,018,239)

Restated total equity as at January 1, 2018	(35,346,475)

Under IAS 18, €21.3 million would have been recognized in the statement of comprehensive income for the year ended December 31, 2018, in relation to the both arrangements.

The new accounting policies adopted by the group as of January 1, 2018 are included in section l. of this note.

iii. IFRS16 — Leases

The group has adopted IFRS 16 Leases retrospectively from January 1, 2019 but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

The new accounting policies are disclosed in note 2.19.

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 2.97%.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

Management has elected to apply IFRS 16 using a modified retrospective transition method and has elected to apply the following practical expedients:

•	application of a single discount rate to a portfolio of leases with reasonably similar characteristics

•	reliance on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as at January 1, 2019

•	accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases

•	use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease

•	elect to not separate lease and non-lease components and instead account for both as if it were one lease component

•	payments associated with short-term leases of equipment and vehicles and all leases of low value assets are recognized on a straight-line basis as an expense in profit or loss.

Of the leases, €26.2 thousand relate to short-term lease commitments, which will be recognized on a straight-line basis as an expense in the consolidated statements of comprehensive income. The remaining leases relate to long-term property leases.

Measurement of lease liabilities

€
Operating lease commitments disclosed as at December 31, 2018	1,110,576
Effect of discounting those lease commitments at an annual discount rate of 5%	(80,635)
Less short-term leases not recognized as a liability	(26,197)

Lease liability recognized as at January 1, 2019	1,003,744

Adjustments recognized in the consolidated statement of financial position on January 1, 2019

The adoption of a new accounting policy affected the following items in the consolidated statement of financial position on January 1, 2019:

•	right-of-use assets — increase by €941,306

•	lease liability — increase by €1,003,744

The net impact on net assets and retained earnings on January 1, 2019 was a decrease of €62,438.

The group does not act as a lessor.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the group.

2.5 Foreign currency translation

Functional and presentational currency

The consolidated financial statements are presented in euros, which is the group’s presentation currency. Items included in the consolidated financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Functional currencies of the consolidated entities are as follows:

F-star Biotechnology Limited, Cambridge, U.K.	pounds sterling
F-star Therapeutics LLC, Delaware, U.S.	U.S. dollar

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

The results and financial position of all group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

a.	assets and liabilities for each date of consolidated statements of financial position presented are translated at the closing rate as of the date of that consolidated statement of financial position;

b.

income and expenses for each consolidated statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

c.	all resulting exchange differences are recognized in other comprehensive income.

Transactions and balances

Foreign currency transactions are translated into euros, the group’s functional currency, using the exchange rates prevailing at the date of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within ‘finance income or costs’. All other foreign exchange gains and losses are presented within ‘other gains’ in the consolidated statement of comprehensive income.

2.6 Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items. Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the group.

Expenditure on repairs and maintenance is charged to the consolidated statement of comprehensive income as incurred. Cost and related accumulated depreciation of property, plant and equipment sold or otherwise disposed of are derecognized and any gain or loss is reported as current year’s income or expense. Currently, no borrowing costs are added to the costs of assets as the group has not acquired or constructed assets that necessarily take a substantial period of time to get ready for their intended use or sale (qualifying assets).

Depreciation is charged so as to write off the cost of the assets over their estimated useful economic lives, using the straight-line method, on the following basis:

Leasehold property improvements, right of use assets	Lesser of useful life or period of the lease
Plant and machinery	20% on cost
Office equipment, fixtures and fittings	33% on cost

Depreciation methods, useful lives and residual values are reviewed as of each reporting date and adjusted, if appropriate.

2.7 Intangible assets

Expenditure on research activities are recognized in the consolidated statement of comprehensive income as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product is technically and commercially feasible, future economic benefits are probable, and the group has sufficient resources to complete or sell the asset.

Acquired intangible assets, including intellectual property rights that have finite useful lives, are measured at cost less accumulated amortization and any accumulated impairment losses.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

Subsequent expenditure is capitalized only when it increases the future economic benefits of the asset to which it relates. All other expenditure is recognized in the consolidated statements of comprehensive income as incurred.

Intangible assets are amortized over their estimated useful economic lives, using the straight-line method:

•	Patents (once filed)—Over the period of the relevant patents (assumed to be 20 years once filed)

2.7 Impairment of non-financial assets

At the date of the consolidated statement of financial position, the group reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss.

For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or ‘CGUs’). The recoverable amount is the higher of fair value less cost of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as part of operating expenses immediately.

2.8 Financial instruments

i. Financial assets

Classification

The group classifies its financial assets in the following measurement categories:

•	measured at fair value

•	measured at amortized cost

The classification depends on the group’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are recorded in profit or loss.

The group has financial assets held at fair value through profit or loss, these comprise of unlisted participation rights. Financial assets at amortized cost include Trade and other receivables and Cash and cash equivalents and Other receivables excluding prepayments and other non-financial receivables.

Recognition and derecognition

Financial assets are derecognized when the right to receive cash flows from the financial assets has expired or has been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in the consolidated statement of comprehensive income. The group subsequently measures all equity investments at fair value. Changes in the fair value of financial assets at FVPL are recognized in other income or other expenses in the consolidated statements of comprehensive income as applicable.

Subsequent measurement of receivables depends on the group’s business model for managing the asset and the cash flow characteristics of the asset. Assets that are held for collection of contractual cash flows where those

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

cash flows represent solely payments of principal and interest are measured at amortized cost. As of December 31, 2018, and May 6, 2019, all receivables in the group are held at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in the consolidated statement of comprehensive income and presented in other income or other expenses together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the consolidated statement of comprehensive income to the extent such charges have been recorded.

Impairment

The group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. Management determines the classification of its financial assets and liabilities at initial recognition.

The loss allowances for financial assets are based on management assumptions about risk of default and expected loss rates. Management uses judgment in making these assumptions and selecting inputs to impairment calculations based on past history, external conditions, and forward-looking estimates.

The group does not use derivative instruments to reduce the exposure to foreign exchange risk.

ii. Financial liabilities

Financial liabilities at amortized cost include trade payables, lease liability and other payables excluding non-financial liabilities. Trade payables are initially recognized at the amount required to be paid. Subsequently, trade payables are measured at amortized cost, which approximates the fair value due to the short-term nature of these liabilities.

Borrowing costs primarily comprise interest on borrowings from banks and other financial institutions. All borrowing costs are expensed in the period in which they are incurred. Note 2.13 sets out the accounting policy for bank debt and other borrowings.

2.9 Offsetting financial instruments

Financial assets and liabilities are reported at their net amount in the consolidated statements of financial position if there is a legally enforceable right of offset and there is an intention to settle. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the group or the counterparty.

2.10 Trade and other receivables

Financial assets included in trade and other receivables are recognized initially at fair value. The group holds these receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method, less any impairment losses. Prior to January 1, 2018 the group provided an allowance for uncollectable accounts based on prior experience and management’s assessment of the collectability of existing specific accounts. From January 1, 2018, the group also assesses the expected credit losses associated with these financial assets on a forward-looking basis.

2.11 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term and highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value with original maturities of three months or less.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

2.12 Equity and reserves

The group’s share capital is made up of share quotas representing a shareholding in the nominal amount subscribed for by the relevant shareholder. The shares have equal voting rights with each € 1 of nominal amount subscribed for representing one vote. As of May 6, 2019, the group’s share capital was divided on a contractual basis pursuant to a shareholder’s agreement into common shares and common shares with contractual preference rights. These common shares with contractual preference rights had a liquidation preference over other common shares. In addition, common shares with contractual preference rights had an anti-dilution protection that was not applicable for other common shares. Pursuant to Austrian law no holder of these common shares with contractual preference rights could require the group to pay cash, a financial asset or a variable number of the Company’s shares. Hence, also the common shares with contractual preference rights were classified as equity. The capital reserve comprises all payments effected by shareholders of the group in their function as shareholders, e.g. share premiums on issue of share capital.

2.13 Borrowings

Interest-bearing borrowings are initially recognized at fair value less any related transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost. Any difference between cost and redemption value is recognized in the consolidated statements of comprehensive income over the entire period of the borrowings on an effective interest basis.

Interest-bearing borrowings are classified as current liabilities unless the group has an unconditional right to defer the settlement of the liability for at least twelve months from the date of these consolidated statements of financial position.

2.14 Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Deferred revenue

Payments for unsatisfied performance obligations to be completed in future periods are recorded in the consolidated statements of financial position as contract liabilities (deferred revenue).

2.15 Current and deferred income tax

The tax credit/charge represents the sum of the tax currently receivable/payable and deferred tax. The tax currently payable/receivable is based on taxable profit/loss for the year. Taxable profit/loss differs from net profit/loss as reported in the consolidated statements of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group’s asset/liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the date of the consolidated statements of financial position.

R&D expenditure is written off in the year in which it is incurred. Any tax credit receivable under the small company R&D scheme is recognized in “Income tax” in the consolidated statements of comprehensive income.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction, which affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed as of the date of the consolidated statements of financial position and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized. Deferred tax is charged or credited in the consolidated statements of comprehensive income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

2.16 Post-employment benefits

The group pays contributions to defined contribution plans. The costs charged against profits represent the amount of the contributions payable to the scheme in respect of the accounting period.

2.17 Share-based payments

The group operates an equity-settled, share-based compensation plan, under which it issues equity instruments (options) of the parent company to employees of the parent company. The fair value of the services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any service and non-market performance vesting conditions.

Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the group revises its estimate of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statements of comprehensive income, with a corresponding adjustment to equity.

2.18 Revenue recognition

The group’s revenues are generated through its collaborative arrangement with one external collaborator and provision of intellectual property licenses and R&D services to one related party. The terms of the arrangement with the external collaborator include performing R&D services and the grant of intellectual property rights. In exchange for the initial grant of intellectual property rights and R&D services, the group has received non-refundable upfront license payments and is eligible to receive variable consideration in the form of milestone payments that are based on the achievement of defined collaboration objectives.

On inception of a new contract, management identifies performance obligations and consider if these performance obligations are distinct. Performance obligations are promised services in a contract to transfer a distinct service to the customer. Promised services are considered distinct when: (i) the customer can benefit from the service on its own or together with other readily available resources, and (ii) the promised service is separately identifiable from other promises in the contract. In assessing whether promised services are distinct, management considers factors such as the stage of development of the underlying intellectual property, the

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

capabilities of the customer to develop the intellectual property on their own and whether the required expertise is readily available. In addition, management considers whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises.

For customer options to acquire intellectual property rights, management assesses if the optional future services are offered at the standalone selling price. If this is the case, then the option is not deemed to provide the customer with a material right and is not considered to be a separate performance obligation. In determining the standalone selling price management consider factors such as identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until the option is exercised or expires, whichever is earliest.

Management estimates the transaction price based on the amount of consideration that the group expects to receive for transferring the promised services in the contract and allocates the transaction price to each performance obligation based upon management’s estimate of the standalone selling price. Management must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. Management utilizes key assumptions to determine the standalone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction, probabilities of technical and regulatory success and the estimated costs. Certain variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated to each performance obligation are consistent with the amounts the group would expect to receive for each performance obligation.

For variable consideration, the group assesses the likelihood that a significant reversal of cumulative revenue will not occur, and amounts are recognized only if it is deemed to be highly probable that reversal will not occur. The group utilizes either the most likely amount method or expected value method to estimate variable consideration to include in the transaction price based on which method better predicts the amount of consideration expected to be received.

For milestone payments the revenue is recognized when the conditions stated in the contract for achievement of the milestone becomes probable. When R&D services income, license fees and milestone income are recognized over time, with resource expended to date as a measure of progress of the performance obligations identified in the contract for the following reasons:

•	each performance obligation contains multiple deliverables; and

•	resource expended has been assessed as the most accurate method of measuring progress towards completion of each performance obligation.

2.19 Leases

The group leases offices for a fixed period of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

From January 1, 2019, on inception of any contract, management assesses whether that contract is, or contains, a lease. A contract is deemed to be, or deemed to contain, a lease, if the contract gives the group the right to control the use of an asset. To determine this, management assesses if:

•	The contract involves the use of an identified asset

•	The group has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

•	The group controls the use of the asset, which can be indicated by either:

•	The group having the right to operate the asset.

•	The group having designed an asset in a way which predetermines how it will be used and for what purpose.

Where a contract is deemed to be, or is deemed to contain, a lease, the group recognizes a right-of-use asset and a lease liability.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset, less any lease incentives received. Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the group’s incremental borrowing rate, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. For all current leases the group has used the incremental borrowing rate as the discount rate. The liability is measured at amortized cost, using the effective interest method and remeasured when there is a change in future lease payments. When the liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or recorded in the consolidated statement of comprehensive income if the carrying amount of the right-of-use asset has been reduced to zero.

The group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to the profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Short-term leases and leases of low-value assets

The group has elected not to recognize low value leases and lease liabilities for short-term leases of office buildings that have a lease term of 12 months or less and leases of low-value assets, such as office equipment. The group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2.21 Operating segments

The group consists of a single operating reporting segment as defined under IFRS 8 Operating Segments.

3. Financial risk management

3.1 Liquidity risk

Liquidity risk is the risk that the group will encounter difficulty in meeting its short-term obligations associated with financial liabilities.

Liquidity needs are monitored by the group using rolling forecasts to ensure it has sufficient funds to meet its liabilities when due, under normal and unexpected conditions, without incurring unacceptable losses.

The group is dependent upon receiving payments for services that it provides to its related party company, F-star Beta Limited which includes payments for employees carrying out research and ancillary administrative services.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

As of the signing date of these consolidated financial statements for the period ended May 6, 2019, the group will require additional financing to fund its operating expenses and capital expenditure requirements for at least the next 12 months (see note 2.2). The group may not be able to obtain financing on acceptable terms, or at all, and the group may not be able to enter into collaborations. The terms of any future financing may adversely affect the rights or interests of the group’s shareholders. If the group is unable to obtain funding, the group could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects.

The table below analyses the group’s financial liabilities (interest included) into relevant maturity groupings based on the remaining period at the consolidated statements of financial position date to the contractual maturity date.

	May 6, 2019 €	December 31, 2018 €	December 31, 2017 €
Payable in less than one year
Other borrowings	9,056,202	7,464,111	7,573,318
Other payables	1,139,884	788,349	1,198,578
Lease liability	563,098	—	—

	10,759,184	8,252,460	8,771,896
Payable in one to two years
Lease liability	422,323	—	—

	422,323	—	—

Total financial liabilities	11,181,507	8,252,460	8,771,896

3.2 Interest rate risk

Interest rate risk is the risk that the changes in market interest rates will cause fluctuations to the fair values and cash flows of the group’s financial instrument holdings.

The group is exposed to changes in market interest rates through a loan to F-star Beta Limited, its bank deposits and borrowings from F-star Alpha Limited, which are subject to variable interest rates. All other financial assets and liabilities have fixed rates.

An increase in the interest rate by 1% would result in a decrease of financial result by €9,441 in the period ended May 6, 2019 and €22,598 in the year ended December 31, 2018 (2017: decrease of €28,604). Based on the current market conditions, the group does not expect significant changes in the level of interest rates.

3.3 Currency risk

The group undertakes transactions denominated in foreign currencies and as such is exposed to price risk due to fluctuations in foreign exchange rates. The group does not use derivative instruments to reduce exposure to foreign exchange risk.

Currency risk is the risk that the changes in foreign exchange rates will cause fluctuations in the fair values and cash flows of the group’s financial instrument holdings. Foreign exchange risk arises when future recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

The group considers its currency risk to be moderate and states the following net position in foreign currencies other than the functional currency of the entities as per May 6, 2019, December 31, 2018 and December 31, 2017:

	May 6, 2019 €	December 31, 2018 €	December 31, 2017 €
U.S dollars	46,964	542,514	(88,731)
Pounds sterling	50,043	8,315	3,685,131
Euros	64,891	673,352	21,379

The following table illustrates the sensitivity of the change in cash and trade and other receivables and trade and other payables and the net profit (loss) for the period and equity to a reasonably possible change in exchange rates of 10%, with effect from the beginning of the period. These changes are considered to be reasonably possible based on the observation of current market conditions. The calculations are based on the group’s financial instruments held at each date of consolidated statements of financial position. All other variables are held constant.

	Effect on net result of the period/equity
	May 6, 2019 €	December 31, 2018 €	December 31, 2017 €
Exchange Rate +10%
U.S dollars	3,053	7,844	11,375
Pounds sterling	5,004	832	56,964
Euros	5,017	1,113	4,619

3.4 Credit risk

Credit risk is the risk of financial loss to the group if the counterparty fails to meet its obligations.

Credit risk arises from the group’s operating activities from receivables, financing activities from cash and cash equivalents and deposits with banks and financial institutions.

The group has one external customer (all other sales are made to related parties). The group closely monitors the performance conditions under the contract with the customer ensuring that invoices are raised when performance conditions are met and that the payments terms with the customer are adhered to.

Credit risk from receivables is minimized by establishing credit policies such as determining and monitoring customer credit limits, requiring credit approvals and the monitoring of customer credit risks. Other monitoring procedures are in place to recover overdue customer accounts and to assess impairment.

Credit risk from financing activities is minimized by establishing investment policies in liquid securities with high credit ratings and maintaining accounts in reputable financial institutions with high quality credit ratings. All cash held by the group is with financial institutions with a credit rating of F1+ or AA- according to Fitch’s short term and long-term credit ratings.

3.5 Impairment of financial assets

Amounts due from related parties

The group applies the IFRS 9 simplified approach to measuring expected credit losses for amounts due from related parties, which uses a lifetime expected loss allowance for amounts due from related parties. The expected loss rates are based on the payment profile of the group’s customers over their entire trading history.

The historical loss rate is zero but has been adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivable.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

Amounts due from related parties are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, failure of a debtor to engage in a repayment plan and failure to make contractual payments for greater than 120 days past due.

While cash and cash equivalents and recoverable VAT are also subject to the impairment requirements of IFRS 9 the identified impairment loss was immaterial.

Impairment on trade and other receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Loan due from related party

The group has applied an expected credit losses model to assess if impairment of the amount owing from related party is required at the reporting date and the date of IFRS 9 adoption. The terms of the loan dictate that the full balance is repayable on demand and therefore the expected credit losses are based on the assumption that repayment in full is demanded at the reporting date. Management reviewed the liquid asset position of the related party (F-star Beta Limited) at May 6, 2019, December 31, 2018 and January 1, 2018 (date of adoption of IFRS 9) and it was determined that the related party did not have sufficient liquid assets to repay the loan at any of these dates. Due to the related party status of the recipient of the loan, management have access to detailed forecasts and were able to estimate the value of intellectual property held by the related party, but not held in the consolidated statements of financial position at May 6, 2019, December 31, 2018 and January 1, 2018. This was calculated on a risk-adjusted, discounted cash flow basis taking into consideration macroeconomic factors. Management assessed the ability of the related party to monetarize the intellectual property in order to repay the debt at all dates and determined that any impairment of the loan would be immaterial.

4. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

In the application of the group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

4.1 Assessment of control under IFRS 10 — judgment

Management has made an assessment of whether F-star Biotechnology Limited (“Biotech”) controls the following related party entities: F-star Alpha Limited, F-star Beta Limited or F-star Delta Limited under IFRS 10, ‘Consolidated financial statements’. This has required management to exercise significant judgment. On the basis of the assessment set out below, management has concluded that the company does not control F-star Alpha Limited, F-star Beta Limited or F-star Delta Limited and consequently, these companies have not been consolidated into these consolidated financial statements.

Under IFRS 10, an investor controls an investee if, and only if, the investor has power over the investee; exposure, or rights, to variable returns from its involvement with the investee; and, the ability to use its power over the investee to affect the amount of the investor’s returns. An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the relevant activities that significantly affect the investee’s returns.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

Although Biotech has no equity investment in F-star Alpha Limited, F-star Beta Limited or F-star Delta Limited there are common shareholders with Biotech’s parent company, F-star GmbH.

The relevant activities of F-star Beta Limited and F-star Delta Limited are the direction of R&D activities for the discovery and development of antibody product candidates designed to treat serious diseases. An over-arching legal agreement exists in the case of F-star Beta Limited and F-star Delta Limited with an unrelated pharmaceutical company. It is this legal agreement, which determines the expected returns, which may result from the development programmes. Biotech is consequently unable to affect the returns as stipulated in the legal agreements. Biotech’s only involvement in those agreements is to provide services to F-star Beta Limited and F-star Delta Limited at pre-specified rates. Therefore, management consider that Biotech is unable to control the activities of F-star Beta Limited or F-star Delta Limited.

F-star Alpha Limited incurs corporate costs and holds the exclusive intellectual property rights to certain programs. There are no transactions with F-star Alpha Limited, which would suggest Biotech has the power to direct its relevant activities and therefore management has concluded Biotech should not consolidate F-star Alpha Limited.

4.2 Judgments and estimates utilized to determine the amount and timing of revenue recognition

License and collaboration agreement with Denali

The group has a license and collaboration agreement with Denali Therapeutics Inc. (“Denali”) under which it supplies intellectual property rights, the option to acquire further rights and R&D services to develop a number of therapeutic molecules. The group is also eligible to receive milestone payments if certain stages of development, regulatory approval and annual product sales are achieved. The contract includes multiple promises, however the intellectual property licensing and R&D services supplied are not deemed to be separate performance obligations. This is because the intellectual property rights granted are expected to be significantly modified by the R&D services also provided by the group. The option to acquire further rights is not considered to be a material right, as the option does not provide Denali with a discount that it would not have otherwise received. This is therefore deemed to not be a separate performance obligation.

Revenue from the grant of intellectual property rights and R&D services provided as part of this arrangement are recognized using the cost-to-cost method to measure progress of completion of the performance obligation, which utilizes the total cost of labor incurred to the reporting date, relative to the total expected cost.

Success-based milestones represent variable consideration which is included in the transaction price only when it is highly probable that a significant reversal of cumulative recognized revenue will not occur. Standard payment terms of the contract are payment within 30 days.

Intellectual property licensing and services agreement with F-star Beta Limited

Management assessed that the R&D services are not distinct from the transfer of intellectual property rights, and therefore together they constitute a single combined performance obligation.

The consideration for intellectual property licensing and services agreement is variable. At inception of the contract, management evaluated the total amount of consideration and the likelihood that each payment would be received. The amount included in the transaction price was constrained to the amount for which it is highly probable that a significant reversal of cumulative revenue recognized will not occur. At each reporting date management evaluate whether milestones and R&D services are considered highly probable of being reached and, to the extent that a significant reversal would not occur in future periods, estimate the amount to be included in the transaction price using the most likely amount method. There are no provisions in the existing agreement for returns or refunds.

The group recognizes revenue using the cost-to-cost method, which it believes best depicts the transfer of control of the services to the customer. Under the cost-to-cost method, the extent of progress towards completion is

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the identified performance obligation.

For arrangements that include sales-based royalties and sales-based milestones and in which the license is deemed to be the predominant item to which the royalties relate, the group recognizes royalty revenue upon the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Standard payment terms of the contract are payment within 30 days.

4.3 Impairment of financial assets

The loss allowances for financial assets are based on management assumptions about risk of default and expected loss rates. Management uses judgement in making these assumptions and selecting inputs to impairment calculations based on past history, external conditions, and forward-looking estimates.

4.4 Other estimates — share based payments

A share option compensation charge has been recognized in respect of share options granted. There are a number of subjective inputs into the calculation of the charge, the most significant of which is the share price on the date of grant. As an unlisted group, this is subject to a significant degree of estimation uncertainty. Management estimate the share price by modelling of the net present value of the future discounted cash flows of the group as applied to the number of shares in issue.

4.5 Revision of Previously Issued Financial Statements

During the course of preparing the May 6, 2019 financial statements, financial management became aware of misstatements in the tax note, and ‘effects of’ tax note, of the audited financial statements for the financial years ended 2018 and 2017, which came to light when preparing the May 6, 2019, tax note. The group assessed the effect of the above adjustments in the prior periods’ financial statements in accordance with the SEC’s Staff Accounting Bulletins No. 99 and 108 and, based on an analysis of quantitative and qualitative factors, determined that these were not material to any of the group’s prior annual financial statements. All financial information contained in the accompanying notes has been revised to reflect the correction of this immaterial error.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

The following tables present the effect of the aforementioned revision:

Consolidated statements of comprehensive income (extract)	As previously reported 2018 €	Adjustment 2018 €	As revised 2018 €
Profit before tax	1,315,015	—	1,315,015
Profit before tax multiplied by the prevailing rate of Austrian corporation tax for the period 2018 of 25%	328,754	(657,508)	(328,754)
EFFECTS OF:
Different tax rates in subsidiaries	195,935	(429,966)	(234,031)
Expenses directly recognised in equity	12,658	(25,316)	(12,658)
Additional deduction for R&D expenditure	(378,528)	757,056	378,528
Surrender of tax losses for repayable R&D credits	158,614	(951,177)	(792,563)
R&D tax credits	—	511,089	511,089
Change in deferred tax assets not recognised	(1,522,068)	1,522,068	—
Impact of change in accounting policy	1,333,465	(1,547,740)	(214,275)
Utilisation of brought forward tax losses	—	916,206	916,206
Other effects	65,930	(94,712)	(28,782)

Tax credit for the current year	194,760	—	194,760
Tax related to previous period	394	—	394

Total tax credit	195,154	—	195,154

Consolidated statements of comprehensive income (extract)	As previously reported 2017 €	Adjustment 2017 €	As revised 2017 €
Corporate tax credit — current period	210,809	29,184	239,993
Corporate tax — prior periods	14,592	(29,184)	(14,592)

Total credit	225,401	—	225,401

Loss before tax	(88,063)	—	(88,063)
Profit before tax multiplied by the prevailing rate of Austrian corporation tax for the period 2017 of 25%	(22,016)	44,032	22,016
EFFECTS OF:
Different tax rates in subsidiaries	101,087	(151,909)	(50,822)
Expenditure not deductible for tax purposes	1,599	(3,198)	(1,599)
Expenses directly recognised in equity	25,790	(51,580)	(25,790)
Additional deduction for R&D expenditure	(195,195)	390,390	195,195
Surrender of tax losses for repayable R&D credits	85,210	(170,420)	(85,210)
Change in deferred tax assets not recognised	195,083	(195,083)	—
Utilisation of brought forward tax losses	—	195,083	195,083
Other effects	19,251	(28,131)	(8,880)

Tax credit for the current year	210,809	29,184	239,993
Tax related to previous period	14,592	(29,184)	(14,592)

Total tax credit	225,401	—	225,401

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

5. Revenue

The group derives revenue from the transfer of goods and services in the following categories.

PERIOD ENDED MAY 6, 2019	Provision of Licensing and R&D services €
Revenue from related party in the United Kingdom	7,454,715

Timing of recognition:
Over time	7,454,715

Total from United Kingdom	7,454,715

Revenue from United States	1,602,826
Timing of recognition:
Over time	1,602,826

Total from United States	1,602,826

Total	9,057,540

UK revenue was generated from intellectual property licenses granted (which includes milestone income as well as licensing income) and provision of R&D services on a fully loaded full-time equivalent (“FTE”) basis.

Revenue generated in the United States related to the receipt of a percentage of the proceeds due on sale of a related party entity, Denali BBB Holding Limited (formerly F-star Gamma Limited) and the option to nominate targets for drug development under intellectual property license agreements.

YEAR ENDED DECEMBER 31, 2018	Provision of Licensing and R&D services €
Revenue from related parties in the United Kingdom	16,011,068

Timing of recognition:
Over time	16,011,068

Total from United Kingdom	16,011,068

Revenue from United States	5,077,322
Timing of recognition:
Over time	5,077,322

Total from United States	5,077,322

Total	21,088,390

YEAR ENDED DECEMBER 31, 2017	Licensing income €	Milestone income €	Provision of R&D services €	Total €
Revenue from related parties in the UK	2,310,131	1,141,320	12,297,964	15,749,415

Total	2,310,131	1,141,320	12,297,964	15,749,415

Timing of recognition:
At a point in time	—	1,141,320	—	1,141,320
Over time	2,310,131	—	12,297,964	14,608,095

Total	2,310,131	1,141,320	12,297,964	15,749,415

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

^	See note 2.4ii for details of a change in accounting policy.

All revenue in the year ended December 31, 2017, was generated from intellectual property licenses granted (milestone income and licensing income) and provision of R&D services on a fully loaded FTE basis.

Collaboration with Denali Therapeutics Inc.

In August 2016, F-star Biotechnology Limited, F-star Gamma Limited (a related party until May 30, 2018) (“F-star Gamma”), and F-star GmbH entered into a license and collaboration agreement (the “Denali License and Collaboration Agreement”) with Denali Therapeutics Inc.(“Denali”). The goal of the collaboration was the development of certain constant Fc domains of an antibody with non-native antigen binding activity (“Fcabs”), to enhance delivery of therapeutics across the blood brain barrier into the brain. The collaboration was designed to leverage F-star’s modular antibody technology and Denali’s expertise in the development of therapies for neurodegenerative diseases. In connection with the entry into the collaboration agreement, Denali also purchased from the F-star Gamma shareholders an option, which F-star refers to as the buy-out-option, to acquire all of the outstanding shares of F-star Gamma pursuant to a pre-negotiated share purchase agreement.

On May 30, 2018, Denali exercised such buy-out option and entered into a share purchase agreement, or the Purchase Agreement, with the shareholders of F-star Gamma and Shareholder Representative Services LLC, pursuant to which Denali acquired all of the outstanding shares of F-star Gamma, or the Acquisition.

As a result of the Acquisition, F-star Gamma has become a wholly owned subsidiary of Denali and Denali changed the entity’s name to Denali BBB Holding Limited. In addition, Denali became a direct licensee of certain of the group’s intellectual property (by way of Denali’s assumption of F-star Gamma’s license agreement with the group, or the F-star Gamma License). Denali made initial exercise payments to the group and the former shareholders of F-star Gamma under the Purchase Agreement and the F-star Gamma License in the aggregate, of €15.9 million ($18.0 million), less the net liabilities of F-star Gamma, which were approximately €0.2 million ($0.2 million). Of this total, €3.5 million ($4.0 million) was payable to the group. In addition, Denali is required to make future contingent payments, to the group and the former shareholders of F-star Gamma, up to a maximum amount of €337.0 million ($437.0 million) in the aggregate upon the achievement of certain defined preclinical, clinical, regulatory and commercial milestones. Of this total, up to a maximum amount of €73.5 million ($91.4 million) is payable to the group. The total amount of the contingent payments varies based on whether F-star delivers an Fcab that meets pre-defined criteria and whether the Fcab has been identified solely by the group or solely by Denali or jointly by the group and Denali.

Under the terms of the Denali License and Collaboration Agreement, Denali has the right to nominate up to three Fcab targets for approval (“Accepted Fcab Targets”), within the first three years of the date of the Denali License and Collaboration Agreement. Upon entering into the Denali License and Collaboration Agreement, Denali had selected transferrin receptor, or TfR, as the first Accepted Fcab Target and paid an upfront fee of € 4.9 million ($ 5.5 million) to F-star Gamma, which included selection of the first Accepted Fcab Target. In May 2018, Denali exercised its right to nominate two additional Fcab targets and identified a second Accepted Fcab Target. Denali made a one-time payment to the group for the two additional Accepted Fcab Targets of, in the aggregate, € 5.2 million ($ 6.0 million) and has extended the time period for its selection of the third Accepted Fcab Target until approximately the fourth anniversary of the date of the Denali License and Collaboration Agreement.

Denali is also responsible for certain research costs incurred by F-star in conducting activities under each agreed development plan, for up to 24 months.

Under the terms of the Denali License and Collaboration Agreement, the group is prohibited from developing, commercializing and manufacturing any antibody or other molecule that incorporates any Fcab directed to an Accepted Fcab Target, or any such Fcab as a standalone product, and from authorizing any third party to take any such action.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

Revenue recognition

The group has considered whether the following obligations are distinct:

•	Grant of intellectual property licenses

•	Provision of R&D services for development of the Fcabs

Management concluded that the grant of intellectual property rights is not distinct from the provision of R&D services, as the R&D services are expected to significantly modify the early stage intellectual property. As a result, the grant of intellectual property rights and the provision of R&D services has been combined into a single performance obligation for this contract.

The initial transaction price for first Accepted Fcab Target was deemed to be €4.4 million which was for the grant of intellectual property rights and for the second Accepted Fcab Target at €4.4 million consisting of €2.7 million for the grant of intellectual property rights and €1.8 million for R&D services.

During the period ended May 6, 2019 and year ended December 31, 2018, the group recognized €1.5 million and €4.9 million respectively, relating to Licensing and R&D services based on the cost-to-cost method for the first Accepted Fcab Target, the consideration for which included the share of proceeds from the sale of F-star Gamma, and €0.1million and €0.2 million respectively relating to Licensing and R&D services for second Accepted Fcab Target.

Revenue related to the initial upfront payment and R&D services provided was recognized over the estimated period to sequence delivery using the cost-to-cost method of measurement of progress to completion (see 4.5ii).

For the year ended December 31, 2017 the group recognized €1.1 million relating to R&D services in accordance with IAS 18. Upon transition to IFRS 15, the promises within the contracts were determined to not be distinct and therefore a transition adjustment of €3.2 million was recorded as a decrease to retained earnings as a result of the combined performance obligation.

Intellectual Property Licensing and Services Agreements with F-star Beta Limited

In February 2015, the group entered into a number of intellectual property licensing agreements with a related party, F-star Beta Limited. The licenses granted F-star Beta Limited exclusive intellectual property rights to develop, commercialize and sub-license products generated against accepted targets from the use of the group’s proprietary technology.

In consideration for the grant of intellectual property rights to F-star Beta Limited, a proportion of any payments made to F-star Beta Limited under any sub-license granted to a third party is paid to the group. The group is also eligible to receive development and regulatory milestones of €8.9 million and €25.5 million respectively per target. A mid-single digit royalty is also payable to the group on net sales of any product.

In February 2015, the group entered into a number of support services agreements with F-star Beta Limited. Under the terms of the support services agreement the provision of R&D services is charged at a fixed full-time equivalent (“FTE”) rate, which is billed monthly as incurred.

Revenue Recognition

The group has considered whether the following obligations are distinct:

•	Grant of intellectual property rights

•	Provision of R&D services

Management assessed that the R&D services in the contract were not distinct from the transfer of intellectual property rights, and therefore together they constitute a single combined performance obligation because the R&D services are expected to significantly modify the early stage preclinical intellectual property.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

The total transaction price was initially estimated to be €1.1 million, which relates to the variable consideration deemed to be highly probable at the inception of the agreement. All other variable consideration to be paid to the group upon reaching certain milestones have been excluded from the calculation as it is not highly probable that a significant reversal of cumulative revenue recognized will not occur in a subsequent reporting period.

For the year ended December 31, 2017, the group recognized €13.5 million relating to licensing fees and R&D services in accordance with IAS 18. Upon transition to IFRS 15, the promises within the contracts were determined to not be distinct and therefore a transition adjustment of €3.8 million was recorded as a decrease to retained earnings as a result of the combined performance obligation.

During the period ended May 6, 2019 and the year ended December 31, 2018, R&D services were provided and sub-licenses granted to third parties. The total transaction price estimate was increased to €43.2 million. €7.4 million in the period ended May 6, 2019 and €16.0 million in the year ended December 31, 2018 of this total transaction price was recognized, based on the cost-to-cost method.

a. Assets and liabilities related to contracts with customers

The group has recognized the following liabilities related to contracts with customers:

	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Deferred revenue related to upfront licensing fee, milestone income and R&D services income	6,257,849	9,838,221	—

b. Revenue recognized in relation to contract liabilities

Deferred revenue related to licensing income	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Contract liabilities as of January 1	9,838,221	—	—
Adoption of new accounting standard (note 2.4ii)	—	6,922,742	—
Additional amounts deferred in the period	607,191	7,660,740	—
Revenue recognized in the period included in opening contract liability	(4,187,563)	(4,745,261)	—

Contract liabilities as of May 6 and December 31	6,257,849	9,838,221	—

Revenue recognized in the period not included in opening contract liability for the period ended May 6, 2019 is €4.9 million, and for the year ended December 31, 2018 is €16.3 million.

c. Unsatisfied performance obligations at the reporting date

The following table shows unsatisfied performance obligations resulting from long-term intellectual property licensing and R&D services contracts.

	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Aggregate amount of the transaction price	6,257,849	9,838,221	—

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

The timing of the recognition of the transaction price allocated to unsatisfied contracts is uncertain as this is at the discretion of the customer.

The group has not recognized any assets in relation to costs to fulfil any long-term contracts.

6. Other income

	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Recharges	51,998	505,032	224,235
Foreign exchange gains	539,223	—	7,303

	591,221	505,032	231,538

7. Employee expenses

	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Salaries	2,798,538	6,729,531	5,748,866
Employee share option scheme	30,314	57,096	132,222
Social security costs	283,322	781,373	641,602
Expenses for pensions and similar benefits	257,261	426,504	330,636

	3,369,435	7,994,504	6,853,326

F-star Biotechnology Limited, Cambridge, U.K, is a member of a defined contribution scheme for the benefit of eligible employees. The assets of the scheme are administered by the trustees in funds independent from those of the member companies. The pension charge for the period ended May 6, 2019 was €257,261 and for the year ended December 31, 2018 amounted to €426,504 (2017: €330,636). There were no outstanding contributions the date of the consolidated statements of financial position in any period.

The monthly average number of employees during each period was as follows:

	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Full-time staff	104	99	79

	104	99	79

Key management personnel consist of the Director, the supervisory board (see note 25), Chief Financial Officer, Chief Scientific Officer and Chief Business Officer. Total remuneration for key management personnel.

	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Compensation	390,213	1,412,053	1,194,307
Compensation for loss of office	—	330,301	—
Company pension contributions to money purchase pension schemes	8,375	55,184	53,115
Share-based payment charge	6,519	—	—

	405,107	1,797,538	1,247,422

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

8. (Loss)/profit from operations

	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Operating profit/(loss) contains:
Profit/ (loss) on exchange differences	539,223	(237,752)	(123,615)
R&D expenditure	1,678,294	4,674,222	3,696,122

9. Finance income and costs

a. Finance income

	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Interest income from related parties	124,549	163,161	116,215
Other interest income	—	620	—

	124,549	163,781	116,215

Other interest income and foreign exchange gains relate to cash and cash equivalents.

b. Finance costs

	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Interest expense related to borrowings from related parties	98,288	223,377	196,591
Lease interest	10,233	—	—
Other interest expense	—	—	207
Loss on foreign exchange	—	—	4,467

	108,521	223,377	201,265

10. Income tax (credit)/charge                ,

	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Corporate tax (charge)/ credit – current period	(49,384)	194,760	239,993
Corporate tax – prior periods	—	394	(14,592)

Total credit	(49,384)	195,154	225,401

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

The expected tax charge for the period based on the average group’s tax rate for the periods 2019, 2018 and 2017 of 25% and the reported tax charge for the period can be reconciled as shown below:

	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Profit/(loss) before tax	1,415,271	1,315,015	(88,063)
Profit before tax multiplied by the prevailing rate of Austrian corporate tax for the periods 2019, 2018 and 2017 of 25%	(353,818)	(328,754)	22,016
EFFECTS OF:
Different tax rates in subsidiaries	53,859	(234,031)	(50,822)
Expenditure not deductible for tax purposes	(89,333)	—	(1,599)
Expenses directly recognized in equity	(5,760)	(12,658)	(25,790)
Additional deduction for R&D expenditure	209,622	378,528	195,195
Surrender of tax losses for repayable R&D credit	—	(792,563)	(85,210)
R&D tax credits	—	511,089	—
Impact of change in accounting policy	—	(214,275)	—
Utilization of brought forward tax losses	102,785	916,206	195,083
Accelerated capital allowances	3,551	—	—
Other effects	29,710	(28,782)	(8,880)

Tax credit for the current year	(49,384)	194,760	239,993
Tax related to previous period	—	394	(14,592)

Total tax credit	(49,384)	195,154	225,401

*	See note 4.5 for revision of previously issued financial statements for correction of an immaterial error

No deferred tax asset has been recognized due to the current uncertainty of future taxable profits. The asset will be recognized when sufficient taxable profits are generated to relieve the losses, depreciation and capital allowances equalize, and other temporary differences reverse.

The group did not recognize deferred tax assets in respect of losses amounting to €23.8 million at May 6, 2019 and €26.8 million at December 31, 2018 (2017: €29.6 million) that can be carried forward against future taxable income. The aggregate amount of deferred taxes not recognized is €5.2 million at May 6, 2019 and €6.0 million at December 31, 2018 (2017: €6.8 million).

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

11. Intangible assets

	Software €	Patents €	Total €
Cost
Opening balance January 1, 2019	—	510,000	510,000

Balance at May 6, 2019	—	510,000	510,000

Accumulated amortization
Opening balance January 1, 2019	—	316,625	316,625
Amortization charge	—	8,925	8,925

Balance as of May 6, 2019	—	325,550	325,550

Carrying amount as of May 6, 2019	—	184,450	184,450

	Software €	Patents €	Total €
Cost
Opening balance January 1, 2018	5,104	510,000	515,104
Disposals	(5,104)	—	(5,104)

Balance at December 31, 2018	—	510,000	510,000

Accumulated amortization
Opening balance January 1, 2018	5,104	291,125	296,229
Disposals	(5,104)	—	(5,104)
Amortization charge	—	25,500	25,500

Balance as of December 31, 2018	—	316,625	316,625

Carrying amount as of December 31, 2018	—	193,375	193,375

	Software €	Patents €	Total €
Cost
Balance at January 1, 2017 and December 31, 2017	5,104	510,000	515,104

Accumulated amortization
Opening balance January 1, 2017	5,104	265,625	270,729
Amortization charge	—	25,500	25,500

Balance as of December 31, 2017	5,104	291,125	296,229

Carrying amount as of December 31, 2017	—	218,875	218,875

None of the group’s intangible assets have restricted title or are pledged as security. All intangible assets are attributable to research and development activities that take place in the United Kingdom.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

12. Property, plant and equipment

	Leasehold improvements €	Plant and machinery €	Office equipment €	Fixtures and Fittings €	Right-of-use €	Total €
Cost
Opening balance January 1, 2019	244,761	3,425,365	105,853	234,047	941,306	4,951,332
Currency translation	14,735	206,201	6,372	14,089	57,649	299,046
Additions	13,930	—	—	—	44,925	58,855

Balance as of May 6, 2019	273,426	3,631,566	112,225	248,136	1,043,880	5,309,233

Accumulated depreciation
Opening balance January 1, 2019	234,149	1,758,171	79,144	50,886	—	2,122,350
Currency translation	14,365	110,569	5,188	3,667	3,718	137,507
Depreciation	12,284	215,992	19,372	27,569	169,792	445,009

Balance as at May 6, 2019	260,798	2,084,732	103,704	82,122	173,510	2,704,866

Carrying amount as of May 6, 2019	12,628	1,546,834	8,521	166,014	870,370	2,604,367

All right-of-use assets are generated from the leasing of office buildings. None of the group’s property, plant and equipment is encumbered as collateral (2018 and 2017: none).

As at May 6, 2019, and December 31, 2018 and 2017 all property, plant and equipment is located in the United Kingdom.

	Leasehold improvements €	Plant and machinery €	Office equipment €	Fixtures and Fittings €	Total €
Cost
Opening balance January 1, 2018	178,977	3,172,770	148,637	12,504	3,512,888
Currency translation	(3,827)	(52,392)	(1,529)	(3,937)	(61,685)
Additions	77,796	468,856	—	225,480	772,132
Disposals	(8,185)	(163,869)	(41,255)	—	(213,309)

Balance as of December 31, 2018	244,761	3,425,365	105,853	234,047	4,010,026

Accumulated depreciation
Opening balance January 1, 2018	109,790	1,355,628	90,210	7,539	1,563,167
Currency translation	(3,768)	(27,370)	(1,180)	(849)	(33,167)
Depreciation	136,312	583,376	31,369	44,196	795,253
Disposals	(8,185)	(153,463)	(41,255)	—	(202,903)

Balance as at December 31, 2018	234,149	1,758,171	79,144	50,886	2,122,350

Carrying amount as of December 31, 2018	10,612	1,667,194	26,709	183,161	1,887,676

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

	Leasehold improvements €	Plant & machinery €	Office equipment €	Fixtures & Fittings €	Total €
Cost
Opening balance January 1, 2017	172,077	2,338,865	139,635	13,350	2,663,927
Currency translation	(6,397)	(97,152)	(9,455)	(846)	(113,850)
Additions	13,297	931,057	18,457	—	962,811

Balance as of December 31, 2017	178,977	3,172,770	148,637	12,504	3,512,888

Accumulated depreciation
Opening balance January 1, 2017	58,571	949,345	68,535	3,637	1,080,088
Currency translation	(2,853)	(40,369)	(7,315)	(267)	(50,804)
Depreciation	54,072	446,652	28,990	4,169	533,883

Balance as of December 31, 2017	109,790	1,355,628	90,210	7,539	1,563,167

Carrying amount as of December 31, 2017	69,187	1,817,142	58,427	4,965	1,949,721

13. Financial assets at fair value through profit or loss

The group has not elected to recognize fair value gains and losses through other comprehensive income for the following equity investments:

	May 6, 2019 €	December 31, 2018 €	December 31, 2017 €
Unlisted participation rights	50,000	50,000	100,000

Total	50,000	50,000	100,000

FVPL financial assets are denominated in euros. These assets are comprised of investments in two start-up companies in the medical research business – S-TARget Therapeutics GmbH and OncoQR ML GmbH which are located in Vienna, Austria. . As the products being developed by the entities are at an early stage of development, the research results are not predictable.

S-TARget Therapeutics GmbH concluded a license deal with a pharma company in 2014 for the development of therapeutic allergy vaccines. S-TARget sublicensed part of its Intellectual Property to OncoQR ML GmbH in 2017 and management are actively seeking partnering or sub-licensing deals.

Amounts recognized in profit and loss

During the period ended May 6, 2019 € nil (December 31, 2018: a loss of €50,000 and 2017: € nil) was recognized in the consolidated statements of comprehensive income within other expenses.

14. Trade and other receivables

	May 6, 2019 €	December 31, 2018 €	December 31, 2017 €
DUE WITHIN ONE YEAR
Prepayments	1,048,720	863,965	639,518
Loans to related parties	11,820,314	11,165,004	4,438,735
Trade receivables from related parties	1,532,977	1,336,933	1,097,401
Other receivables	1,344,363	490,268	1,308,023

Total	15,746,374	13,856,170	7,483,677

Amounts due from related parties are amounts due for R&D services performed and payments due under intellectual property licensing agreements. They are due for settlement within 30 days and therefore are all

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

classed as current. Amounts due from related parties are recognized initially at the amount of consideration that is unconditional, as they do not contain any significant financing components. The group holds the amounts due from related parties with the intention to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables above. The group does not hold any collateral as security.

The loan due from F-star Beta Ltd, a related party, is repayable on demand. Interest is settled quarterly in arrears at a rate of LIBOR plus 2%.

The carrying amounts of the group’s trade and other payables are denominated in pounds sterling. For further information on loans to related parties, see note 24.

15. Cash and cash equivalents

	May 6, 2019 €	December 31, 2018 €	December 31, 2017 €
Cash and bank balances	848,854	2,052,922	3,133,482

Total	848,854	2,052,922	3,133,482

16. Borrowings

	May 6, 2019 €	December 31, 2018 €	December 31, 2017 €
Borrowings from related parties	9,056,202	7,464,111	7,573,318

Total	9,056,202	7,464,111	7,573,318

Borrowings from related parties contain short-term loans granted by F-star Alpha Limited amounting to £7.7 million (2018 and 2017: £6.7 million) that are subject to an interest of LIBOR plus 2% (see note 24).

For information about the group’s exposure to interest rate and currency risks, refer to note 3 concerning financial risk management, for fair values of the liabilities at the date of the consolidated statements of financial position, please refer to note 20.

17. Trade and other payables

	May 6, 2019 €	December 31, 2018 €	December 31, 2017 €
Due within one year
Trade payables and other payables	1,139,884	788,349	1,198,578
Accruals	2,221,023	1,242,961	492,095
Tax and social security costs	671,515	487,593	383,824

Total	4,032,422	2,518,903	2,074,497

Trade payables principally comprise amounts outstanding for trade purchases and ongoing costs. Accruals contain payables due to employees for outstanding bonus and other accruals.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

18. Leases

All of the group’s finance lease liabilities arise from the leasing of office buildings. These were accounted for as operating leases in prior years. See note 12 for the associated right-of-use assets.

May 6, 2019 €
Maturity analysis – contractual undiscounted cash flows
Less than one year	563,098
One to two years	422,323

Total undiscounted lease liability as at May 6, 2019	985,421

May 6, 2019 €
Lease liabilities included in the consolidated statements of financial position
Current	528,006
Non-current	413,657

941,663

May 6, 2019 €
Amounts recognized in the consolidated statements of comprehensive income
Finance cost - Interest on lease liabilities	10,233
Other expenses - Expenses related to short-term leases (including low value and short-term leases)	120,940

131,173

May 6, 2019 €
Amounts recognized in the consolidated statements of cash flows
Lease interest paid	10,233
Principal elements of lease payments	171,473

181,706

At December 31, 2018, the group had total minimum commitments under non-cancellable operating lease rentals expiring as follows:

	2018 EUR	2017 EUR
Within one year	557,321	783,902
Later than one year and not later than five years	553,255	283,356

Total	1,110,576	1,067,258

The lease expenditure charged to the statement of comprehensive income during the year was EUR 795,701 (2017: EUR 815,470).

19. Capital management

The group’s objectives when managing capital are to safeguard the group’s ability to continue as a going concern. As the business of the group requires long-term financing of its R&D the future benefits of which are uncertain, the group’s ability to raise long-term funding is a key factor, which determines the success of the group.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

Capital is raised through the increase of registered capital (either from existing shareholders or new investors), through shareholders’ equity contributions or through subordinated shareholder loans.

Registered capital is fully paid in; shares in the registered capital do not have a par value.

Capital reserves result from capital provided by shareholders of F-star GmbH. Transaction costs accounted for as a deduction from capital reserves amount to €187,694 at May 6, 2019 and December 31, 2018 (2017: € 187,694). Consolidated financial statements of F-star GmbH as of May 6, 2019 and December 31, 2018 and 2017 are subject to approval by the shareholders’ meeting.

Foreign exchange reserves contain foreign exchange differences resulting from consolidation procedures.

	May 6, 2019 €	December 31, 2018 €	December 31, 2017 €
Share capital	604,694	604,694	604,694
Capital reserves	28,599,822	28,599,822	28,599,822
Share-based payment	3,171,248	3,140,934	3,083,838
Accumulated losses and foreign exchange reserve	(32,944,847)	(33,822,016)	(28,386,622)

Capital managed	(569,083)	(1,476,566)	3,901,732

20. Financial instruments

Measurement Categories

The group has classified its financial assets and liabilities into the following measurement groups with the fair values as stated in the table below:

	May 6, 2019 €	December 31, 2018 €	December 31, 2017 €
Assets
Amortized Cost
Cash and cash equivalents	848,854	2,052,922	3,133,482
Loans to related parties	11,820,314	11,165,004	4,438,735
Other receivables excluding prepayments and other non-financial receivables	1,344,363	490,268	1,308,023
Trade receivables	1,532,977	1,336,933	1,097,401

	15,546,508	15,045,127	9,977,641

FVPL
Equity securities	50,000	50,000	100,000

	50,000	50,000	100,000

Liabilities
Amortized cost
Trade and other payables excluding non-financial liabilities	1,811,399	1,275,942	1,582,402
Borrowings from related parties	9,056,202	7,464,111	7,573,318
Lease liability	941,663	—	—

	1,809,264	8,740,053	9,155,720

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

21.	Post-employment benefit obligations

F-star Biotechnology Limited, Cambridge, is a member of a defined contribution scheme for the benefit of eligible employees. The assets of the scheme are administered by the trustees in funds independent from those of the member companies. The pension charge represents amounts payable by the group and amounted to €257,261 for the period ended May 6, 2019 and €426,504 for the year ended December 31, 2018 (2017: €330,636). Contributions of €nil (2018 and 2017: €nil) were outstanding as of the date of the consolidated statements of financial position.

22.	Share based payments

Employees of the group are included in the Enterprise Management Incentive scheme (“EMI”) of F-star GmbH, which commenced as an employee share option plan (ESOP) on 6 September 2007. Options were granted with no exercise price. The options have a contractual option term of 10 years from the date of grant. During the year ended December 31, 2017, the ESOP scheme was transferred to the EMI registered scheme, with all conditions remaining the same. The group did not adjust the charge recognized in the consolidated statements of comprehensive income in previous years under the ESOP scheme during the current period. As of the period ended May 6, 2019 and years ended December 31, 2018 and 2017, seventy-seven employees are currently eligible to participate in the share-based payment scheme. There are no reload features. Options granted under the EMI scheme, or previously the ESOP scheme, vest over a period of four years from the date of grant, but are only exercisable upon an exit. No performance conditions were included in the fair value calculations. All share-based payments are equity-settled.

The fair value of options granted was determined using the Black-Scholes model.15,117.4 options were granted in the period ended May 6, 2019 and no options were granted in the year ended December 31, 2018 (2017: nil). The fair value per option granted and the assumptions used in the calculation in the periods where options were granted are as follows:

	Granted in period ended May 6, 2019	Granted in previous years
Exercise price	€10.00	€	nil
Share price at date of grant	€3.38		€60.00
Vesting period (years)	4		4
Expected volatility	70.0%		55%
Expected exit date	06/14/2024		12/31/2017
Expected life in years	5.1		2.4
Risk-free rate	1.85%		0.25%
Expected dividends expressed as a dividend yield	0%		0%
Fair value per option	€1.19		€30.00

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

The expected volatility is based on the estimate of the standard deviation of share prices in the same biotechnology sector. The expected life is the average expected period to exercise. The determination of the appropriate risk-free rate is based upon U.K. government gilts. A reconciliation of option movements is shown below:

	2019 Number	2019 Weighted average exercise price
Outstanding at January 1	101,417.1	—
Granted in the period	15,117.4	€10.00
Forfeited in the period	—	—

Outstanding at May 6	116,534.5	€0.77

Exercisable at May 6	—	—

	2018 Number	2018 Weighted average exercise price
Outstanding at January 1	101,423.1	—
Forfeited in the period	(6.0)	—

Outstanding at December 31	101,417.1	—

Exercisable at December 31	—	—

	2017 Number	2017 Weighted average exercise price
Outstanding at January 1	103,098.9	—
Forfeited in the period	(1,675.8)	—

Outstanding at December 31	101,423.1	—

Exercisable at December 31	—	—

No share options were exercised during the period ended May 6, 2019 or the years ended December 31, 2018 and 2017. The total charge relating to employee share-based payment plans for the period ended May 6, 2019 was €30,314, and for the year ended December 31, 2018 €57,096 (2017 €132,222).

23.	Commitments

As of May 6, 2019, and December 31, 2018 and 2017, the group has no significant capital expenditure contracted for, but not recognized as a liability.

24.	Related party transactions

24.1	Owners

During the period ended May 6, 2019 and the years ended December 31, 2018 and 2017, no shareholder of the group had a controlling interest, thus F-star GmbH represented the ultimate controlling party (see note 27 for change in ultimate controlling party subsequent to the period ended May 6, 2019). Some of the shareholders have special rights to determine the members of the supervisory board and, therefore, exercise significant influence on the financial and operating policy decisions. There were no transactions with shareholders with significant influence in the period ended May 6, 2019 or years ended December 31, 2018 and 2017.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

24.2	Key management personnel

Transactions with key management (all remuneration-related) are stated in note 7.

24.3	F-star Alpha Limited

During the period ended May 6, 2019 and years ended December 31, 2018 and 2017, directors of F-star Alpha Limited (other than Eliot Forster, John Haurum and Tolga Hassan) were also members of the supervisory board of F-star GmbH. During the year ended December 31, 2016, F-star Biotechnology Limited borrowed from F-star Alpha Limited £4.7 million. A further £2.0 million was borrowed in February 2017, resulting in a balance owing (including interest) of £6.7 million (€7.6 million) at December 31, 2017. In February 2019, an additional £1.0 million was loaned. A further £2.0 million was loaned after May 6, 2019 on May 8, 2019. The amounts loaned are repayable on demand. The loan agreement is subject to a maximum loan value of £12.0 million. Interest is settled quarterly in arrears at a rate of LIBOR plus 2%.

Transactions of F-star Biotechnology Limited with F-star Alpha Limited together with the balance outstanding at May 6, 2019, December 31, 2018 and December 31, 2017 were as follows:

	May 6, 2019 €	December 31, 2018 €	December 31, 2017 €
Income and recharges	—	127,654	1,008,826
Receivable balance outstanding	—	125,498	3,251
Interest expense	(98,288)	(223,435)	(196,591)
Loan balance outstanding	(9,056,202)	(7,464,111)	7,573,318

During the period ended May 6, 2019 F-star GmbH invoiced F-star Alpha Limited €4,014 and for the year ended December 31, 2018 €19,919 (2017: €20,913) for board costs with a balance outstanding of €nil as of May 6, 2019 and €3,748 as of December 31, 2018 (2017: €3,576).

24.4	F-star Beta Limited

During the period ended May 6, 2019 and the years ended December 31, 2018 and 2017 directors of F-star Beta Limited (other than E Forster, John Haurum and T Hassan) were also members of the supervisory board of F-star GmbH. In 2015, F-star Biotechnology Limited and F-star Beta Limited entered into an Intellectual Property License Agreement and a Support Services Agreement whereby F-star Beta Limited licensed Intellectual Property from F-star Biotechnology Limited, and F-star Biotechnology Limited agreed to provide Support Services to F-star Beta Limited.

R&D recharges related to research services are based on time incurred and include employment related costs charged on a FTE basis and non-employment related costs associated with the research activities.

On June 1, 2017, F-star Biotechnology Limited granted F-star Beta Limited a loan of £1.2 million. F-star Biotechnology Limited granted a second loan in the amount of £4.8 million in 2017, and £2.0 million of the prior loan amounts were repaid. F-star Biotechnology Limited granted a third loan in the amount of £1.1 million which was loaned in April 2018 and £5.0 million of the prior loan amounts were repaid in December 2018. The outstanding loan balance at December 31, 2018 was €11.2 million. The loan agreement is subject to a maximum loan value of £15 million. Interest is settled quarterly in arrears at a rate of LIBOR plus 2%.

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

Transactions of F-star Biotechnology Limited in the period ended May 6, 2019 and the years ended December 31, 2018 and 2017 with F-star Beta Limited together with the balance outstanding at May 6, 2019, December 31, 2018 and December 31, 2017 were as follows:

	May 6, 2019 €	December 31, 2018 €	December 31, 2017 €
Income and recharges	7,904,295	16,018,289	13,282,545
Interest income	124,549	163,204	116,215
Balance outstanding	13,313,490	12,111,852	5,408,560

During the period ended May 6, 2019 F-star GmbH invoiced F-star Beta Limited €32,022 and in the year ended December 31, 2018, €169,687 (2017: €125,406) for board costs with a balance outstanding as of May 6, 2019 of €nil and December 31, 2018 of €33,729 (December 31, 2017: €28,607).

24.5	Denali BBB Holdings Limited (formerly F-star Gamma Limited)

Denali BBB Holdings Limited (formerly F-star Gamma Limited) was a related party by reason of the existence of common directors between the two entities until a transaction on May 30, 2018, which resulted in a change of control. Since May 30, 2018, management has no longer considered the entity to be a related party. During the period January 1, 2018 to May 30, 2018 F-star Biotechnology Limited charged Denali BBB Holdings Limited (formerly F-star Gamma Limited) €2.3 million for intellectual property licensing and R&D services (year ended December 31, 2017: €1.1 million). The amount receivable at year end was €nil (2017: €58,662).

24.6	F-star Delta Limited

During the period ended May 6, 2019 and the years ended December 31, 2018 and 2017, the directors of F-star Delta Limited (other than Eliot Forster, John Haurum and Tolga Hassan) were also members of the supervisory board of F-star GmbH. During the year ended December 31, 2017, the group entered into a support services agreement whereby the group agreed to provide R&D and support services to F-star Delta Limited.

Transactions of F-star Biotechnology Limited in the period ended May 6, 2019 and the years ended December 31, 2018 and 2017 with F-star Delta Limited together with the balance outstanding at May 6 2019, December 31, 2018 and December 31, 2017 were as follows:

	May 6, 2019 €	December 31, 2018 €	December 31, 2017 €
Income and recharges	237,271	678,965	1,235,323
Balance outstanding	39,801	208,373	60,668

During the period ended May 6, 2019 F-star GmbH invoiced F-star Delta Limited €16,056, and the year ended December 31, 2018, €93,024 (2017: €49,039) for board costs with a balance outstanding as of December 31, 2018 of €18,739 (2017: €21,455).

None of the above transactions are subject to any guarantees or security and will be settled in cash. There are no further related-party transactions.

24.7	F-star Therapeutics Limited

During the period ended May 6, 2019 and the from the date of incorporation, August 22, 2018 to December 31, 2018, one director of F-star Biotechnology Limited was the sole shareholder of F-star Therapeutics Limited. On May 7, 2019 F-star Therapeutics Limited became the ultimate controlling party of the group (see note 27).

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

Transactions of F-star Biotechnology Limited in the periods ended May 6, 2019 and December 31, 2018 with F-star Therapeutics Limited together with the balance outstanding at May 6, 2019 and December 31, 2018 were as follows:

	May 6, 2019 €	December 31, 2018 €
Recharges	698,218	—
Balance included within other debtors	698,218	—

25.	Corporate governance

The director of the group, who was in office during the period ended May 6, 2019 and the years ended December 31, 2018 and 2017, was:

Eliot Forster (appointed effective October 1, 2018)

John Haurum (resigned effective October 1, 2018)

The members of the supervisory board of the group, who were in office during the during the period ended May 6, 2019 and the years ended December 31, 2018 and 2017, were:

John B. Edwards

Deborah Harland

Florian Rüker

Jean-François Formela

Patrick Krol

Helmut Schühsler

Nessan Bermingham (appointed April 1, 2018)

26.	Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Earnings
Earnings for the purposes of basic and diluted earnings per share	213,364	235,902	21,453

	Period ended May 6, 2019 €	Year ended December 31, 2018 €	Year ended December 31, 2017 €
Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	94,459	94,459	94,459
Effect of share options	4,883	—	—
Weighted average number of ordinary shares for the purposes of diluted earnings per share	99,342	94,459	94,459
Basic earnings per share	2.26	2.500	0.23
Diluted earnings per share	2.15	2.500	0.23

27.	Subsequent events

Until May 7, 2019, there was no overall or ultimate controlling party of the group. On May 7, 2019, F-star GmbH was acquired by F-star Therapeutics Limited, a company incorporated in the United Kingdom. Shares in F-star

F-STAR BIOTECHNOLOGISCHE FORSCHUNGS-UND ENTWICKLUNGSGES.M.B.H.

Therapeutics Limited were issued to the shareholders in consideration for 100% of the issued share capital of F-star GmbH. From May 7, 2019, F-star Therapeutics Limited is considered to be the immediate and ultimate controlling party.

The group borrowed £1.0 million in February 2019, £2.0 million in May 2019, and a further £0.5 million in September 2019, from a related party, F-star Alpha Limited. The borrowing agreement is subject to a maximum borrowing value of £12 million. Interest is settled quarterly in arrears at a rate of LIBOR plus 2%.

On August 29, 2019, the group entered into a loan agreement with F-star Delta Limited, a related party. The loan agreement is subject to a maximum loan value of £5.0 million and interest is settled quarterly in arrears at a rate of LIBOR plus 2%. £2.0 million was loaned to the F-star GmbH group by F-star Delta Limited on September 13, 2019 under this new loan agreement.

None of the events above have an impact on the May 6, 2019 financial statements.

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. It is likely that the outbreak will impact the group operations, but at the date of the signing of the financial statements management cannot reasonably estimate the length or severity of the pandemic or the extent to which the disruption may materially impact the business. Management took the decision in April 2020 to furlough a significant proportion of the R&D workforce and so project timelines may be delayed, which could impact the significant accounting estimates utilized in assessment of impairment of carrying value of investments in subsidiaries.

At this point it is not clear whether any project delays can be mitigated in the second half of 2020. Any adverse impact on operations, business or financial outlook could be material and management continues to closely monitor the situation.

On July 29, 2020, the ultimate parent entity F-star Therapeutics (“F-star”) entered into a share exchange agreement with Spring Bank Pharmaceuticals Inc (“Spring Bank”), a NASDAQ- listed, clinical-stage biopharmaceutical company. Pursuant to the share exchange agreement, Spring Bank will acquire the entire issued share capital of F-star in exchange for newly issued shares of Spring Bank common stock upon closing, subject to the satisfaction or waiver of customary closing conditions, including the required approval of Spring Bank stockholders.

Spring Bank shareholders will have the opportunity to obtain potential future value in the form of two Contingent Value Rights (CVR) associated with Spring Bank’s SB 11285 IV clinical program and a STING antagonist research and development program. Subject to the terms of the first CVR agreement for the STING agonist clinical program, if one or more strategic transactions are consummated for SB 11285 by the combined company during a period that is the longer of one and a half years following the closing of the combination or one year after the final database lock of the current SB 11285 IV Phase 1a/1b trial, those equity holders of Spring Bank will receive the greater of 25% of the net proceeds from such transactions or $1.00 per share (on a pre-reverse split basis), provided that the aggregate net proceeds are at least approximately $18.0 million. Subject to the terms of the second CVR agreement, if a potential development agreement is consummated and one or more strategic transactions are consummated for the STING antagonist research platform by the combined company during the seven (7)-year period following the closing of the combination, those equity holders of Spring Bank will receive 80% of the net proceeds from such transactions. If Spring Bank enters into a development agreement for the STING antagonist research platform in advance of the closing of the proposed combination, Spring Bank may include certain proceeds from such transaction in its net cash calculation.

F-STAR BETA LIMITED

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019

AND THE YEARS ENDED DECEMBER 31, 2018 and 2017

F-STAR BETA LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of F-star Beta Limited

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of F-star Beta Limited (the “Company”) as of May 6, 2019, December 31, 2018 and 2017, and the related statements of comprehensive income, of changes in equity and of cash flows for the period ended May 6, 2019 and the years ended December 31, 2018 and 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 6, 2019, December 31, 2018 and 2017, and the results of its operations and its cash flows for the period ended May 6, 2019 and the years ended December 31, 2018 and 2017 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Change in Accounting Principle

As discussed in Note 2.1 to the financial statements, the Company has changed the manner in which it accounts for classification of expenses in 2019 and the manner in which it accounts for revenues from contracts with customers in 2018 as discussed in Note 2.4.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.2 to the financial statements, the Company will require additional financing to fund its operating expenses and capital expenditure requirements which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Cambridge, United Kingdom

August 28, 2020

We have served as the Company’s auditor since 2015.

F-STAR BETA LIMITED

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIOD ENDED MAY 6, 2019 AND THE YEARS ENDED DECEMBER 31, 2018 AND 2017

		Period ended May 6, 2019	Year ended December 31, 2018^	Year ended December 31, 2017^
	Note	£	£	£
Revenue	5	7,902,856	17,394,263	14,993,243
Costs related to collaborative arrangements	6	(1,863,660)	(6,719,286)	(3,289,171)
Research & development costs		(5,106,552)	(12,048,753)	(11,933,309)
General & administrative expenses		(908,791)	(345,485)	(352,053)
Other gains	7	—	815	166,352
Other expenses		(58,036)	(20,212)	—

Loss on operations	8	(34,183)	(1,738,658)	(414,938)
Finance costs	9	(103,216)	(144,677)	(101,825)

Loss before tax from continuing operations		(137,399)	(1,883,335)	(516,763)

Corporation tax benefit	11	639,359	2,415,968	705,465

Profit for the year and total comprehensive income attributable to equity holders of the parent		501,960	532,633	188,702

Earnings per share for profit attributable to the shareholders of the Company
Basic earnings per share	21	0.05	0.06	0.02
Diluted earnings per share	21	0.05	0.06	0.02

^Refer to note 2.1 for information regarding the classification of expenses for comparative periods

The accompanying notes form an integral part of these financial statements.

F-STAR BETA LIMITED

STATEMENTS OF FINANCIAL POSITION

AS OF THE PERIOD ENDED MAY 6, 2019 AND THE YEARS ENDED DECEMBER 31, 2018 AND 2017

		May 6, 2019	December 31, 2018	December 31, 2017
	Note	£	£	£
ASSETS
Non-current assets
Intangible assets, net	12	533,949	483,949	—
Current assets
Trade and other receivables	13	1,208,343	784,512	834,893
Corporation tax receivable	11	3,069,341	2,429,980	2,285,135
Cash and cash equivalents	14	915,436	5,709,474	1,909,973

Total current assets		5,193,120	8,923,966	5,030,001

Total assets		5,727,069	9,407,915	5,030,001

EQUITY AND LIABILITIES
Capital and reserves
Issued capital	15	93	91	91
Accumulated losses		(7,976,643)	(9,167,282)	(391,138)

Total equity		(7,976,550)	(9,167,191)	(391,047)

Current liabilities
Trade and other payables	17	13,352,608	12,184,899	5,421,048
Deferred revenue	5	351,011	6,390,207	—

Total liabilities		13,703,619	18,575,106	5,421,048

Total equity and liabilities		5,727,069	9,407,915	5,030,001

The accompanying notes form an integral part of these financial statements.

F-STAR BETA LIMITED

STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD ENDED MAY 6, 2019 AND THE YEARS ENDED DECEMBER 31, 2018 AND 2017

		Issued capital	Accumulated losses	Total equity
	Note	£	£	£
Balance as of January 1, 2017		91	(708,026)	(707,935)
Profit for the financial year and total comprehensive income		—	188,702	188,702
Transactions with owners of the Company, recognized directly in equity
Share-based payments	18	—	128,186	128,186

Balance as of December 31, 2017		91	(391,138)	(391,047)

Change in accounting policy (note 2.4)		—	(9,340,724)	(9,340,724)
Revised balance as of January 1, 2018		91	(9,731,862)	(9,731,771)
Profit for the financial year and total comprehensive income		—	532,633	532,633
Transactions with owners of the Company, recognized directly in equity
Share-based payments	18	—	31,947	31,947

Balance as of December 31, 2018		91	(9,167,282)	(9,167,191)

Balance as of January 1, 2019		91	(9,167,282)	(9,167,191)
Profit for the financial period and total comprehensive income		—	501,960	501,960
Transactions with owners of the Company, recognized directly in equity
Issue of ordinary share capital		2	—	2
Share-based payments	18	—	688,679	688,679

Balance as of May 6, 2019		93	(7,976,643)	(7,976,550)

The accompanying notes form an integral part of these financial statements.

F-STAR BETA LIMITED

STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED MAY 6, 2019 AND THE YEARS ENDED DECEMBER 31, 2018 AND 2017

		Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	Note	£	£	£
Cash flows from operating activities
Loss before tax		(137,399)	(1,883,335)	(516,763)
Adjustments for:
Share-based payments charge	18	688,679	31,947	128,186
Finance costs	9	103,216	144,677	101,825
Loss on disposal on fixed asset		—	933,536	—
Amortization		—	44,096	—
(Increase)/decrease in trade and other receivables	13	(423,831)	50,381	(285,455)
Increase in trade payables	17	1,187,037	637,731	455,546
Decrease in deferred income	5	(6,039,196)	6,390,207	(2,841,850)
Adoption of new accounting standard	2.4	—	(9,340,724)	—

Adjusted loss before tax		(4,621,494)	(2,991,484)	(2,958,511)
Proceeds from sale of intangible assets		—	962,000	984,691

Cash used in operating activities		(4,621,494)	(2,029,484)	(1,973,820)
Corporation tax received	11	—	2,271,123	—

Net cash used in operating activities		(4,621,494)	241,639	(1,973,820)

Cash used in investing activities
Payments to acquire intangible assets	12	(50,000)	(2,423,581)	(984,691)

Net cash used in investing activities		(50,000)	(2,423,581)	(984,691)

Cash flows from financing activities
Proceeds of loan from related party	19	—	6,108,876	4,750,000
Repayment of loan from related party	19	—	—	(2,000,000)
Interest paid		(122,544)	(127,433)	(82,767)
Receipt for unpaid share capital		—	—	2

Net cash (used in)/generated from financing activities		(122,544)	5,981,443	2,667,235

Net (decrease)/increase in cash and cash equivalents		(4,794,038)	3,799,501	(291,276)
Cash and cash equivalents as of beginning of year		5,709,474	1,909,973	2,201,249

Cash and cash equivalents as of end of period	14	915,436	5,709,474	1,909,973

F-STAR BETA LIMITED

STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED MAY 6, 2019 AND THE YEARS ENDED DECEMBER 31, 2018 AND 2017

Reconciliation of movement in liabilities from financing activities	Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£	£	£
Beginning of period	10,067,634	3,941,514	1,172,454
Cash flows	(122,544)	5,981,443	2,667,235
Non-cash charges
Interest charged	103,216	144,677	101,825

End of period	10,048,306	10,067,634	3,941,514

The accompanying notes form an integral part of these financial statements

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

1.	General information

F-star Beta Limited (“the Company”) is a private limited company incorporated under the laws of England and Wales. The Company’s registered office is Eddeva B920, Babraham Research Campus, Cambridge, CB22 3AT. The Company is domiciled in the United Kingdom.

The Company’s principal activities are the discovery and development of therapies intended to treat serious diseases with a focus on the development of bispecific antibodies for the treatment of immuno-oncology.

The financial statements were authorized by the Company’s Board of Directors on August 28, 2020.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

These financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention.

Following a management review of the presentation of the statement of income for the current reporting period, it was determined that a “by function” presentation would provide more reliable and relevant information to the users of the financial statements. Therefore, for comparability of the data presented, for the years ended December 31, 2018 and 2017 the presentation of the statements of comprehensive income has been changed to a “by function” presentation, whereas the previous presentation was by nature. Due to this presentational change and the associated requirements of IAS 1 Presentation of financial statements, the company adopted a policy of classifying certain costs as “costs related to collaborative arrangements” (see note 2.17).

The following table illustrates the reclassification of costs from “other expenses” under the “by nature” presentational format to the revised expense categories under the “by function” presentational format the for the years ended December 31, 2018 and December 21, 2017:

	Presentation by nature		Presentation by function
	Other expenses £	Total £	Costs related to collaborative arrangements £	Research & development costs £	General & administrative expenses £	Other expenses £	Total £
Year ended December 31, 2018	19,133,736	19,133,736	6,719,286	12,048,753	345,485	20,212	19,133,736
Year ended December 31, 2017	15,574,533	15,574,533	3,289,171	11,933,309	352,053	—	15,574,533

Revision of intangible asset disclosures

The previously reported intangible asset disclosures for the years ended December 31, 2018 and 2017 have been revised in these financial statements for the correction of an error (see note 4.3).

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

2.2	Going concern

As of August 28, 2020, the date of approval of the financial statements for the period ended May 6, 2019, the company does not expect its cash deposits will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months. These conditions raise substantial doubt about the company’s ability to continue as a going concern.

F-star Therapeutics Limited expects to seek equity financing from existing and new investors in conjunction with the contemplated Share Exchange Agreement entered into on July 29, 2020 between F-star Therapeutics Limited and Spring Bank Pharmaceuticals Inc. The closing of the Share Exchange Agreement would provide access to the existing cash deposits of Spring Bank Pharmaceuticals Inc as well as expected additional equity financing to be raised by F-star Therapeutics Limited as part of the Exchange. The estimated closing is anticipated in Q4 2020. The closing of the Share Exchange Agreement is however subject to approval by the shareholders of Spring Bank Pharmaceuticals Inc. If the merger is unsuccessful, the parent undertaking will seek additional funding through equity financing from existing shareholders, or other alternative sources, which the directors believe can be obtained. Accordingly, the directors believe it is appropriate to continue to adopt the going concern basis of accounting. The financial statements do not include any adjustments that would be necessary if the group headed by F-star Therapeutics Limited and the company were unable to continue as a going concern.

F-star Therapeutics Limited, the parent undertaking has provided a letter of support to the group, committing to provide funding for operations for at least 12 months from the issuance date of these financial statements. As F-star Therapeutics Limited has insufficient cash to fund the group’s operations for at least the next 12 months, the provision of this support is contingent upon successful fundraising.

2.3	Estimates and judgments

In the application of the company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates. See note 4 for details of critical estimates and judgments.

2.4	New standards, amendments and IFRIC interpretations

New standards, amendments and interpretations adopted by the company

i. IFRS 9 – Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 contains three principal classification categories for financial assets, measured as amortized cost, fair value through other comprehensive income and fair value through profit and loss. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

On January 1, 2018 (the date of initial application of IFRS 9), the Company’s management has assessed which business models apply to the financial assets held by the Company and has classified its financial instruments into the appropriate IFRS 9 categories. The main effects resulting from this reclassification are as follows:

	Note	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39 £	New carrying amount under IFRS 9 £
Financial assets	(a)
Trade and other receivables		Loans and receivables	Amortised cost	813,245	813,245
Cash and cash equivalents		Loans and receivables	Amortised cost	1,909,973	1,909,973

Total financial assets				2,723,218	2,723,218

Financial liabilities	(b)
Trade payables and accruals		Other financial liabilities	Amortised cost	616,813	616,813
Amounts due to related parties		Other financial liabilities	Amortised cost	4,804,235	4,804,235

Total financial liabilities				5,421,048	5,421,048

(a)

Trade and other receivables: Trade and other receivables that were classified as loans and receivables under IAS 39 are now classified as amortized cost. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.

(b)	Trade payables and accruals: IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

IFRS 9 replaces the “incurred loss” model in IAS 39 with “expected credit loss” model. The new impairment model applies to financial assets measured at amortised cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9 credit losses are recognized earlier than under IAS 39.

For assets in the scope of the IFRS 9 impairment model the impairment losses are generally expected to increase and become more volatile. The Company has determined that any allowance for impairment due to the application of the IFRS 9 impairment requirements as of January 1, 2018 would be immaterial.

Full details of IFRS 9 effective from January 1, 2018 are included in note 2.8.

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

ii IFRS 15—Revenue from Contracts with Customers

The Company has adopted IFRS 15 Revenue from Contracts with Customers on a modified retrospective basis from January 1, 2018. Under IAS 18, the license and R&D were two separate components because the commercial effect was separate. The Company assessed the license and R&D services under IFRS 15 criteria and concluded the R&D services were significantly modifying the license and as such resulted in a combined performance obligation. A cost-to-cost method to measure progress of completion of the performance obligations has been used to assess the revenue to be recognized at each reporting date. This has resulted in the following changes to the financial statements:

Statement of financial position (extract)	IAS 18 carrying amount December 31, 2017 £	Remeasurement £	IFRS 15 carrying amount January 1, 2018 £
Current liabilities—deferred revenue	—	9,340,724	9,340,724

The impact on the Company’s accumulated losses as at January 1, 2018 is as follows:

	Note	£
Balance as at December 31, 2017 as originally stated		(391,138)
Change in accounting policy		(9,340,724)

Total equity as at January 1, 2018		(9,731,862)

Under IAS 18, £14.4 million would have been recognized in the statement of comprehensive income for the year ended December 31, 2018.

The new accounting policies adopted by the Company at January 1, 2018 are included in section 2.16 of this note.

New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2019. None of these are expected to have a significant effect on the financial statements.

2.5	Foreign currency translation

Foreign currency transactions are translated into pounds sterling, the company’s functional currency, using the exchange rates prevailing at the date of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income. Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within ‘finance income or costs’. All other foreign exchange gains and losses are presented within ‘other gains’ in the statement of comprehensive income.

2.6	Intangible assets

Expenditure on research activities are recognized in the statement of comprehensive income as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product is technically and commercially feasible, future economic benefits are probable, and the company has sufficient resources to complete or sell the asset.

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

Acquired intangible assets, including intellectual property rights that have finite useful lives, are measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditure is capitalized only when it increases the future economic benefits of the asset to which it relates. All other expenditure is recognized in the statements of comprehensive income as incurred.

Proceeds received on the disposal of intangible assets via exclusive intellectual property licensing arrangements are classified as revenue. On such a disposal, the capitalized cost relating to rights sold is charged to cost of sales. Amortization of intangible fixed assets are included within operating expenses in the statement of statement of comprehensive income.

Intangible assets are amortized over their estimated useful economic lives, using the straight-line method:

Intellectual Property Rights	Over the remaining life of the relevant patents (full life assumed to be 20 years). This results in a range of UELs between 20 and 7 years

2.7	Impairment of non-financial assets

At the date of the statement of financial position, the company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss.

For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or ‘CGUs’). The recoverable amount is the higher of fair value less cost of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as part of operating expenses immediately.

2.8	Financial instruments

i.	Financial assets

The Company has adopted IFRS 9 effective January 1, 2018. Upon adoption the Company elected to take the transition relief as provided by IFRS 9, which permits an entity not to restate prior periods on initial application of the standard and any adjustments to be made to the opening retained earnings balance as of January 1, 2018. As a result, the 2017 comparative information provided continues to be accounted for in accordance with the Company’s previous accounting policy.

Classification

All financial assets relate to cash and cash equivalents and trade and other receivables and until December 31, 2017 the Company stated all these assets at their recoverable amount, which approximated to fair value due to their short-term nature. From January 1, 2018 on initial recognition all financial assets within the Company are classified as measured at amortized cost, based upon the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

Recognition and derecognition

Financial assets are derecognized when the right to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in the statements of comprehensive income.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. As stated above, all financial assets in the Company are held at amortized cost.

Amortized cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statements of comprehensive income.

Impairment

From January 1, 2018 the Company assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

All financial assets relate to cash and cash equivalents and trade and other receivables, which are stated at their recoverable amount, which approximates the fair value due to the short term nature of these assets.

ii.	Financial liabilities

Financial liabilities at amortized cost include trade payables and other payables excluding non-financial liabilities. Trade payables are initially recognized at the amount required to be paid. Subsequently, trade payables are measured at amortized cost, which approximates the fair value due to the short-term nature of these liabilities.

2.9	Offsetting financial instruments

Financial assets and liabilities are reported at their net amount in the statements of financial position if there is a legally enforceable right of offset and there is an intention to settle. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

2.10	Trade and other receivables

Financial assets included in trade and other receivables are recognized initially at fair value. The company holds these receivables with the objective to collect the contractual cash flows and therefore measures them

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

subsequently at amortized cost using the effective interest method, less any impairment losses. Prior to January 1, 2018 the Company provided an allowance for uncollectible accounts based on prior experience and management’s assessment of the collectability of existing specific accounts. From January 1, 2018, the Company also assesses the expected credit losses associated with these financial assets on a forward-looking basis.

2.11	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term and highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value with original maturities of three months or less.

2.12 Equity and reserves

Ordinary shares and preferred shares are classified as equity. The Company’s issued capital represents the nominal value of shares that have been issued. Accumulated losses includes all current period retained profits and accumulated losses.

2.13 Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Deferred revenue

Payments for unsatisfied performance obligations to be completed in future periods are recorded in the statements of financial position as contract liabilities (deferred revenue).

2.14	Current and deferred income tax

The tax credit/charge represents the sum of the tax currently receivable/payable and deferred tax. The tax currently payable/receivable is based on taxable profit/loss for the year. Taxable profit/loss differs from net profit/loss as reported in the statements of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The company’s asset/liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the date of the statements of financial position.

R&D expenditure is written off in the year in which it is incurred. Any tax credit receivable under the small company R&D scheme is recognized in “Income tax” in the statements of comprehensive income.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction, which affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

The carrying amount of deferred tax assets is reviewed as of the date of the statements of financial position and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized. Deferred tax is charged or credited in the statements of comprehensive income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the company intends to settle its current tax assets and liabilities on a net basis.

2.15	Share-based payments

The Company operates an equity-settled, share-based compensation plan, under which the Company receives services from employees of F-star Biotechnology Limited (“F-star Biotech”) as consideration for the issuance of Company equity instruments (options). The fair value of the services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any service and non-market performance vesting conditions.

Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. As of the end of each reporting period, the Company revises its estimate of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in the statements of comprehensive income, with a corresponding adjustment to equity.

2.16	Revenue recognition

The Company’s revenues are generated through its intellectual property licensing and service arrangements with one external customer and the provision of intellectual property licenses and research and development (“R&D”) services to one related party. The terms of the arrangement with the external customer include the performance of R&D services, the grant of intellectual property rights and the option to acquire further intellectual property rights. In exchange for the initial grant of intellectual property rights and R&D services the Company received a non-refundable upfront license payment and will receive variable consideration in the form of milestone payments that are based on the achievement of defined collaboration objectives.

On inception of a new contract management identifies performance obligations and consider if these performance obligations are distinct. Performance obligations are promised services in a contract to transfer a distinct service to the customer. Promised services are considered distinct when: (i) the customer can benefit from the service on its own or together with other readily available resources, and (ii) the promised service is separately identifiable from other promises in the contract. In assessing whether promised services are distinct, management considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on their own and whether the required expertise is readily available. In addition, management considers whether the collaboration partner can benefit from a promise for its intended purpose without the receipt of the remaining promises, whether the value of the promise is dependent on the unsatisfied promises, whether there are other vendors that could provide the remaining promises, and whether it is separately identifiable from the remaining promises.

For customer options to acquire intellectual property rights, management assesses if the optional future services are offered at the standalone selling price. If this is the case, then the option is not deemed to provide the

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

customer with a material right and is not considered to be a separate performance obligation. In determining the standalone selling price management consider factors such as identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until the option is exercised or expires, whichever is earliest.

Management estimates the transaction price based on the amount of consideration the Company expects to receive for transferring the promised services in the contract and allocates the transaction price to each performance obligation based upon management’s estimate of the standalone selling price. Management must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. Management utilises key assumptions to determine the standalone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction, probabilities of technical and regulatory success and the estimated costs. Certain variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated to each performance obligation are consistent with the amounts the Company would expect to receive for each performance obligation.

For variable consideration, the Company assesses the likelihood that a significant reversal of cumulative revenue will not occur, and amounts are recognized only if it is deemed to be highly probable that reversal will not occur. The Company utilizes either the most likely amount method or expected value method to estimate variable consideration to include in the transaction price based on which method better predicts the amount of consideration expected to be received.

For arrangements that include sales-based royalties and sales-based milestones and in which the license is deemed to be the predominant item to which the royalties relate, F-star recognizes royalty revenue upon the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

For R&D services, the customer pays the fixed amount based on a payment schedule. If the services rendered by the Company exceed the payment received, a contract asset is recognized. If the payments exceed the services rendered, a contract liability (deferred revenue) is recognized.

For milestone payments the revenue is recognized when the conditions stated in the contract for achievement of the milestone becomes probable. When R&D services income, license fees and milestone income are recognized over time, resource expended to date is used as the measure of progress of the performance obligations identified in the contract for the following reasons:

•	each performance obligation contains multiple deliverables; and

•	resource expended has been assessed as the most accurate method of measuring progress towards completion of each performance obligation.

2.17	Costs related to collaborative arrangements

Costs related to collaborative agreements include all costs incurred which are directly attributable to the research and development activities which generate revenue under F-star’s license and collaboration agreements. Where revenue includes the license of perpetual, exclusive intellectual property rights for in-process research and development that has been capitalized, an appropriate amount is charged to the statement of comprehensive income, based on an allocation of cost or value of the rights that have been licensed, which corresponds to the amount of the intangible asset derecognized from the balance sheet. Cost related to collaborative agreements also include full-time equivalent (FTE) labor costs and external R&D costs (for subcontracted research and

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

development activities), that have directly derived revenue, and amortization of capitalized intellectual property rights that have been acquired for the purpose of fulfilling the company’s obligations under its License and Collaboration agreements.

2.18	Operating segments

The company consists of a single operating reporting segment as defined under IFRS 8 Operating Segments.

3.	Financial risk management

3.1	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its short-term obligations associated with financial liabilities.

Management monitors rolling forecasts of the Company’s cash and cash equivalents on the basis of expected cash flows with the objective of ensuring that the Company has sufficient cash to meet all future obligations.

3.2 Cash flow risk, interest rate risk and sensitivity

Interest rate risk is the risk that changes in market interest rates will cause fluctuations to the fair values and cash flows of the Company’s financial instrument holdings. The Company’s exposure is minimal and so the Company does not employ risk mitigation strategies, such as interest rate swaps.

The Company has a loan agreement with a related party. Interest on this loan is calculated at an agreed rate of LIBOR plus 2% which will result in fluctuations in the amount of interest charged. If interest rates moved by +1%, a reasonably possible change in interest rates, the effect on profit before tax in the period ended May 6, 2019 would be £33,099 and the effect on loss before tax for the period ended December 31, 2018 would be £47,032 (2017: £37,775).

3.3	Currency risk

Currency risk is the risk that changes in foreign exchange rates will cause fluctuations to the fair values and cash flows of the Company’s financial instrument holdings that are denominated in a currency other than the functional currency in which they are measured. A change of 10% in the exchange rate against the euro, U.S. dollar or Swiss franc (“CHF”) would reduce/increase the equity of the Company as of the date of the statements of financial position as shown by the table below:

	% change	May 6, 2019 £	2018 £	2017 £
Euro	10%	(48,301)	(131,240)	(66,668)
U.S. dollar	10%	(6,277)	(234)	(37)
Swiss franc (CHF)	10%	—	1,670	—

The Company has an agreement in place with an external party, where further staged payments are expected to be received. These payments are receivable in U.S. dollars and changes in market exchange rates will cause fluctuations in the amounts recorded in the base currency, pounds sterling. The Company has not recognized future stage payments in its statements of financial position due to uncertainty of the future cash flows.

The Company seeks to match its foreign currency income with expenses in the same foreign currency wherever possible and consequently the Company holds foreign currency facilities with credit institutions to meet this aim.

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

3.4	Credit risk

Credit risk is the risk of financial loss to the Company if the counterparty fails to meet its obligation. Credit risk arises from the Company’s operating activities from receivables, financing activities from cash and cash equivalents and deposits with banks and financial institutions.

The Company has one customer with outstanding debt as of May 6, 2019 and December 31, 2018, (2017: one) with all other trade debts collected as of all reporting dates. The Company closely monitors the performance conditions under the contract with the customer ensuring that invoices are raised when performance conditions are met and that the payments terms with the customer are adhered to.

Credit risk from receivables is minimized by establishing credit policies such as determining and monitoring customer credit limits, requiring credit approvals and the monitoring of customer credit risks. Other monitoring procedures are in place to recover overdue customer accounts and to assess impairment.

Credit risk from financing activities is minimized by establishing investment policies in liquid securities with high credit ratings and maintaining accounts in reputable financial institutions with high quality credit ratings. All cash held by the Company is with financial institutions with a credit rating of F1+ or AA- according to Fitch’s short term and long-term credit ratings.

3.5	Impairment of financial assets

The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for amounts due from related parties.

The expected loss rates are based on the payment profile of the Company’s customer. The historical loss rate is zero but has been adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customer to settle the receivable.

Due to the related party status of the customer, management have access to detailed forecasts to aid assessment of the recovery of balances owed to the Company as of the reporting date. On that basis, any loss allowance as of May 6, 2019, December 31, 2018 and January 1, 2018 (on adoption of IFRS 9) was determined to be immaterial.

Amounts due from related parties are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, failure of a debtor to engage in a repayment plan and failure to make contractual payments for greater than 120 days past due.

While cash and cash equivalents and recoverable VAT are also subject to the impairment requirements of IFRS 9 the identified impairment loss was immaterial. Impairment on trade and other receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

3.6	Capital management

The Company considers its equity to be its capital. Its objective is to manage this such that the Company has sufficient capital to remain liquid and to fund its activities. This is managed by quarterly assessment of future capital requirements, which is presented to management with recommendations for any action required to ensure that this this objective is met.

4.	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

The company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

In the application of the company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year of the revision and future years if the revision affects both current and future years.

Key judgments and sources of estimation uncertainty relating to these financial statements are:

4.1	Judgments and estimates utilized to determine the amount and timing of revenue recognition

The Company’s revenues are generated through its intellectual property licensing and service arrangements with one external customer and the provision of intellectual property licenses and research and development (“R&D”) services to one related party. The following sections provide information regarding the nature and timing of the satisfaction of performance obligations under the contracts into which the Company has entered, which requires management to make significant estimates and judgments as described.

R&D Services and Option Agreement with collaboration partner

The Company has a R&D Services and Option Agreement with a collboration partner (“the partner”), under which it supplies intellectual property rights, R&D services to develop a number of immuno-oncology therapeutic bispecific antibodies and the option to acquire further intellectual property rights. The Company also receives milestone payments if certain stages of development are achieved. The contract includes multiple deliverables, however the intellectual property licensing and R&D services supplied are not deemed to be separate performance obligations. This is because the intellectual property rights granted are expected to be significantly modified by the R&D services also provided by the Company.

The option to acquire further rights is not considered to be a material right, as the option does not provide the partner with a discount that it would not have otherwise received. This is therefore deemed to not be a separate performance obligation.

Licensing income from the grant of intellectual property rights and R&D services provided as part of this arrangement are recognized using the cost-to-cost method to measure progress of completion of the performance obligation, which utilizes the total cost of labor incurred to the reporting date, relative to the total expected cost.

Success-based milestones represent variable consideration which is included in the transaction price only when it is highly probable that a significant reversal of cumulative recognized revenue will not occur.

Intellectual Property Licensing and Services Agreement with F-star Delta Limited

The Company has an intellectual property licensing agreement and a services agreement with a related party, F-star Delta Limited (“Delta”).

Management assessed that the R&D services are not distinct from the transfer of intellectual property rights, and therefore together they constitute a single combined performance obligation.

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

The intellectual property licensing and services agreement includes both fixed and variable consideration. At inception of the contract, management evaluated the total amount of consideration and the likelihood that each payment would be received. The amount included in the transaction price was constrained to the amount for which it is highly probable that a significant reversal of cumulative revenue recognized will not occur. At each reporting period management evaluate whether milestones and R&D services are considered highly probable of being reached and, to the extent that a significant reversal would not occur in future periods, estimate the amount to be included in the transaction price using the most likely amount method. There are no provisions in the existing agreement for returns or refunds.

The Company recognizes revenue using the cost-to-cost method, which it believes best depicts the transfer of control of the services to the customer. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the identified performance obligation.

4.2	Useful life and impairment of intangible assets – key estimates

The Company has acquired intangible assets that consist of intellectual property rights from a third party. Management estimate that the useful life the assets to be the life of the underlying patents. However, the actual economic life may be longer than estimated due to potential regional patent term extensions which are currently unknown.

Management assesses whether acquired intangible assets have suffered any impairment at each reporting date, or sooner if there is an indication that the asset may be impaired. For the period ended May 6, 2019 and the year ended December 31, 2018 the recoverable amount of these assets was determined based on value-in-use calculations or fair value less cost of disposal calculations, which requires the use of assumptions and estimates. The current period calculations include a cost approach, which utilized net amount invested with a return on investment commensurate with the achievement of certain value inflection events. Management believes that a cost approach is more appropriate in the current period due to a changing competitor landscape for this asset, which makes it more difficult for future market share data to be calculated. However, although there is more uncertainty around the estimated future cash inflows relating to this asset, there is sufficient headroom at May 6, 2019 to satisfy management that no impairment is required.

The key assumptions used in the value-in-use calculations for the period ended May 6, 2019 are as follows:

May 6, 2019
Obsolescence factor
2019 investment	25%
2018 investment	50%
2017 investment	80%
Value inflection events
Candidate selection	3%
CMC process determined	12.5%

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach to determining values

Obsolescence factor	This relates to the cost incurred on an asset in a given year which has been discounted for an estimate of non-productive spend in that year (i.e. expenditure which has not been deemed to have increased the value of the asset). Management assessed this by examining all activities carried out in each year and determining the productivity of each activity.
Value inflection event	These are events that would result in an increase or decrease of the value of an asset. Publicly traded comparable companies were identified that experienced similar events and the equity value was calculated one-day prior to the associated news release, as well as one-day, five-days, 10-days and 30-days post news release to measure the increase or decrease in value.

The prior year calculations include cash flow projections based on financial budgets approved by management covering a three-year period. Cash flows beyond the three-year period were forecasted using published transition probabilities for development of product candidates, expected clinical trial design based upon the clinical development strategy for the candidates and industry analyst sales and gross margin projections for similar product candidates in the same target indications.

In the current period, management have assessed reasonably possible changes for key assumptions included in the impairment model and have concluded that there are no instances that would impact the carrying value of the intangible asset as at May 6, 2019.

The key assumptions used in the value-in-use calculations for the year ended December 31, 2018 are as follows:

Discount factor: 13.5%

In the year ended December 31, 2018, recoverable amount would equal the carrying amount if the key assumption was to change from 13.5% to 16.0%. The key assumptions used in the estimation of the recoverable amount are as set out below:

•

The values assigned to the key assumptions represented management’s assessment of the future trends in the relevant industry and have been based on historical data from both external and internal source.

•	The discount rate was estimated based on cost of equity and cost of debt.

•	The cash flow projections included specific development estimates including cost of sales, cost of R&D, probability of success and amount and timing of projected future revenue.

4.3	Revision of Previously Issued Financial Statements

Intangible asset disclosure – note 12 (extract)	As previously reported Patents 2018 £	Adjustment Patents 2018 £	As revised Patents 2018 £
Costs at beginning of period	—	—
Additions	1,461,581	962,000	2,423,581
Disposals	(961,581)	(962,000)	(1,923,581)

Cost at end of period	500,000	—	500,000

Total intangible assets	483,949	—	483,949

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

Statement of cash flows (extract)	As previously reported 2018 £	Adjustment 2018 £	As revised 2018 £
Payments to acquire intangible assets	—	962,000	962,000
Net cash used in operating activities	(720,361)	962,000	241,639
Payments to acquire intangible assets	(1,461,581)	(962,000)	(2,423,581)
Net cash used in investing activities	(1,461,581)	(962,000)	(2,423,581)

Intangible asset disclosure – note 12 (extract)	As previously reported Patents 2017 £	Adjustment Patents 2017 £	As revised Patents 2017 £
Costs at beginning of period	—	—	—
Additions	—	984,691	984,691
Disposals	—	(984,691)	(984,691)

Cost at end of period	—	—	—

Total intangible assets	—	—	—

Statement of cash flows (extract)	As previously reported 2017 £	Adjustment 2017 £	As revised 2017 £
Proceeds from sale of intangible assets	—	984,691	984,691
Net cash used in operating activities	(2,958,511)	984,691	(1,973,820)

5.	Revenue

The Company derives revenue from the transfer of goods and services over time in the following categories.

All revenue in the period ended May 6, 2019 and the year ended December 31, 2018 was generated from a single customer, which is a related party (F-star Delta Limited), located in the United Kingdom:

Provision of Licensing and R&D services	Period to May 6, 2019 £	12 months December 31, 2018 £
Revenue from related party	7,902,856	17,394,263

Total	7,902,856	17,394,263

Timing of recognition:
Over time	7,902,856	17,394,263

Total	7,902,856	17,394,263

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

In the year ended December 31, 2017, revenue was generated in two geographic regions, the United Kingdom and the European Union. Revenue in the European Union was generated from a third party collaboration partner and revenue from a related party in the United Kingdom was generated from Delta.

YEAR ENDED DECEMBER 31, 2017	Licensing income^ £	Provision of R&D services £	Total^ £
Revenue from related party in the United Kingdom	9,846,913	2,304,480	12,151,393

Timing of recognition:
At a point in time	9,846,913	—	9,846,913
Over time	—	2,304,480	2,304,480

Total from United Kingdom	9,846,913	2,304,480	12,151,393

Revenue from European Union*	2,841,850	—	2,841,850

Timing of recognition:
Over time	2,841,850	—	2,841,850

Total from European Union	2,841,850	—	2,841,850

Total	12,688,763	2,304,480	14,993,243

*

In the year ended December 31, 2017, the licensing income from a third party in the European Union represents the revenue recognized from the grant of intellectual property rights and the provisions of R&D services, which is deemed by management to represent a single performance obligation.

^See note 2.4ii for details of a change in accounting policy.

Collaboration with Collaboration partner

In February 2015, the Company entered into an Option Agreement with a collaboration partner (“the partner”) pursuant to which the Company granted the partner the right to obtain a worldwide, exclusive license to certain of the Company’s patents and know-how to develop, manufacture and commercialize up to a specified number of tetravalent bispecific antibody (mAb2) product candidates based on Fcabs directed at an immuno-oncology target in the field of the diagnosis, prevention and treatment of all diseases and conditions in humans or animals. Under certain circumstances, the partner has the right to select Fcabs to alternative targets to such original Fcabs.

Under the Option Agreement, the Company must, at its own expense, use commercially reasonable efforts to deliver Fcab sequences for the immuno-oncology target and to conduct certain mutually agreed upon research activities. Upon exercise of the option, the partner will become solely responsible for continued development, manufacture and commercialization of the applicable licensed products.

Pursuant to the Option Agreement, the Company received an aggregate initial payment of £4.2 million ($6.5 million) on February 17, 2015, and £1.6 million ($2.3 million) on January 15, 2016 and £6.1 million ($8.8 million) on February 17, 2016.

Under the the Option Agreement, the partner is obligated to pay the Company up to £85.4 million ($137.5 million) per mAb2 program in the aggregate upon the achievement of certain development and regulatory milestones. Additionally, under the Option Agreement, is obligated to pay the Company up to £118.2 million ($150.0 million) in the aggregate upon the achievement of certain commercial milestones. The Company is

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

eligible to receive tiered royalties ranging from a low-single digit to a high-single digit percentage of net sales of licensed products. The royalties payable to the Company under the Option Agreement may be reduced under certain circumstances. The Company’s right to receive royalties under the Option Agreement expires, on a licensed product-by-licensed product and country-by-country basis, on the latest of: (i) the expiration, invalidation or abandonment date of the last valid licensed patent claim that covers such licensed product in such country, (ii) the expiration of regulatory exclusivity for such licensed product in such country and (iii) the tenth anniversary of the first commercial sale of such licensed product in such country.

Unless earlier terminated, the term of the Option Agreement will expire on the earlier of: (a) the date on which the partner has no further milestone or royalty obligations, or (b) on a target-by-target basis, the expiration of the applicable option period and the failure of the partner to exercise the applicable option prior to such expiration. The Company may terminate the Option Agreement if the partner or any sublicensee challenges any patent licensed to it under such agreement, subject to a right to cure in the case of a patent challenge by a sublicensee of the partner. Additionally, the Company may terminate the Option Agreement, on a target-by-target basis, under certain circumstances in the event that the partner ceases all development or commercialization activities with respect to the applicable licensed products under such agreement. The partner may terminate the Option Agreement, effective upon written notice to the Company, on a target-by target basis in the event that the partner in good faith believes it has safety concerns regarding continuing development or commercialization of a licensed product. The partner may terminate the Option Agreement either in its entirety or on a target-by target basis for convenience at any time effective upon 90 days’ prior written notice to the Company. Either party may terminate the agreement in the event of an uncured material breach under such agreement by the other party or for certain bankruptcy or insolvency events involving the other party. In the event of certain uncured breaches of the partnerparn’s diligence obligations, F-star may seek damages caused by such breach or seek specific performance in accordance with the terms of the Option Agreement.

Revenue recognition

The Company has considered whether the following obligations are distinct:

•	Grant of intellectual property rights for the purpose of evaluating the work performed by the Company

•	Provision of R&D services

Management concluded under IFRS 15 the grant of intellectual property rights is not distinct from the provision of R&D services, as the R&D services are expected to significantly modify the early stage intellectual property. As a result, the grant of intellectual property rights and the provision of R&D services has been combined into a single performance obligation for this contract. In the year ended December 31, 2017 this determination was different under IAS 18 Revenue – see note 2.4 ii.

The total transaction price was initially determined to be £13.8 million consisting of the initial upfront payment and R&D funding for expected time to delivery of an antibody sequence to the partner. Variable consideration to be paid to the Company upon reaching certain milestones have been excluded from the calculation as it is not highly probable that a significant reversal of revenue recognized will not occur in a subsequent reporting period.

Revenue related to the initial upfront payment and R&D services provided was recognized over the estimated period to sequence delivery using the cost-to-cost method of measurement of progress to completion (see note 2.16). For the year ended December 31, 2017 the Company recognized £2.8 million, which related to the remaining unrecognized revenue as of January 1 2017 and the performance obligations were fully satisfied in August 2017.

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

Intellectual Property License Agreement with F-star Delta Limited

During the year ended 2017, the Company entered into an intellectual property licensing agreement with a related party, F-star Delta Limited. The license granted F-star Delta Limited exclusive intellectual property rights to develop, manufacture, commercialize and sub-license products generated from the use of the Company’s proprietary technology. Additionally, a support services agreement was entered into by the Company and F-star Delta Limited for the supply of R&D services to F-star Delta Limited to develop bispecific antibodies to meet the obligation of its arrangement with Ares Trading S.A., an affiliate of Merck KGaA, Darmstadt, Germany (“Ares”). Under the terms of the support services agreement the provision of R&D services is charged at a fixed full-time equivalent (FTE) rate, which is billed monthly as incurred.

In consideration for the grant of intellectual property rights to F-star Delta Limited, a proportion of any payments made to F-star Delta Limited under its license and collaboration agreement with Ares is paid to the Company. The percentage payable to the Company is tiered from 90% to 50%, depending upon the nature of each payment. The amount of the upfront licensing fee paid to F-star Delta Limited by its collaboration partner that was subsequently paid to the Company was £9.8 million.

The shareholders of F-star Delta Limited also entered into an option agreement with Ares which granted Ares the option to acquire the entire share capital of F-star Delta Limited. On exercise of the option, a payment equal to 20% of the proceeds of the sale would be received by the Company from F-star Delta Limited.

For product candidates being developed by F-star Delta Limited, but not included in the collaboration arrangements with Ares, the Company is eligible to receive £8.0 million in development milestones, £23.0 million in regulatory milestones and a low-single digit royalty percentage of net sales per product candidate.

Development milestone payments are triggered upon achievement by each product candidate of a defined stage of clinical development and regulatory milestone payments are triggered upon approval to market of a product candidate by the FDA or other global regulatory authorities.

The Company has considered whether the following obligations are distinct:

•	Grant of intellectual property rights

•	Provision of R&D services

Management assessed that the R&D services in the contract were not distinct from the transfer of intellectual property rights, and therefore together they constitute a single combined performance obligation because the R&D services are expected to significantly modify the early stage preclinical intellectual property.

Variable consideration to be paid to the Company upon reaching certain milestones has been excluded from the transaction price, as it is not highly probable that a significant reversal of cumulative revenue recognized will not occur in a subsequent reporting period.

Revenue recognition

For the year ended December 31, 2017, the Company recognized £9.8 million relating to the upfront license fee in accordance with IAS 18. Upon transition to IFRS 15, the promises within the contracts were determined to not be distinct and therefore a transition adjustment of £9.3 million was recorded as a decrease to retained earnings as a result of the combined performance obligation.

During the year ended December 31, 2018, one development milestone was achieved and R&D services were provided. The total transaction price estimate was increased to £26.6 million. £17.4 million of this total transaction price was recognized during the year ended December 31, 2018, based on the cost-to-cost method.

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

In the period ended May 6, 2019, R&D services were provided and the transaction price estimate was increased to £28.5 million. £7.9 million of this total transaction price was recognized during the period, based on the cost-to-cost method.

a.	Assets and liabilities related to contracts with customers

The Company has recognized the following liabilities related to contracts with customers:

	Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£	£	£
Deferred revenue related to upfront licensing fee, milestone income and R&D services income	351,011	6,390,207	—

b.	Revenue recognized in relation to contract liabilities

	Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Deferred revenue related to licensing income	£	£	£
Contract liabilities at beginning of period (originally)	6,390,207	—	2,841,850
Adoption of new accounting standard (2.4ii)	—	9,340,724	—
Additional amounts deferred in the period	240,450	3,470,504	—
Revenue recognized in the period included in opening contract liability	(6,279,646)	(6,421,021)	(2,841,850)

Contract liabilities at end of period	351,011	6,390,207	—

Revenue recognized in the period to May 6, 2019 and the year 2018 not included in opening contract liability is £1.6 million and £11.0 million, respectively.

The following table shows the aggregate transaction price allocated to the remaining incomplete performance obligation.

	Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£	£	£
Transaction price allocated to outstanding performance obligation	351,011	6,390,207	9,340,724

As at May 6, 2019 the remaining 1% of the transaction price allocated to the unsatisfied contracts was expected to be recognized by June 4, 2019.

6.	Costs related to collaborative arrangements

	Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£	£	£
Derecognition of intangible asset	—	1,895,536	984,691
Direct labor cost	1,863,660	4,823,750	2,304,480

	1,863,660	6,719,286	3,289,171

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

7.	Other gains

	Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£	£	£
Gain on foreign exchange differences	—	—	166,352
Interest receivable	—	815	—

	—	815	166,352

8.	Loss from operations

Loss from operations is stated after charging:

	Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£	£	£
Charged to research and development costs:
Amortization of intangible assets	—	44,096	—
Charged to general and administrative costs:
Share based payment charge	688,679	31,947	128,186

The company had no employees during the period ended May 6, 2019 and the year ended December 31, 2018 (2017: none).

9.	Finance costs

	Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£	£	£
Interest payable on loan from related party	103,216	144,677	101,825

10.	Key management personnel remuneration

Remuneration to key management personnel is paid by a related party, F-star Biotechnology Limited. Amounts shown below relate to the allocation of remuneration to F-star Beta Limited. In addition to the Statutory Directors, who were in office as of May 6, 2019 , December 31, 2018 and December 31, 2017, key management personnel also included the Chief Business Officer and Chief Scientific Officer.

	Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£	£	£
Aggregate compensation	161,038	563,437	476,552
Compensation for loss of office	—	131,797	—
Company pension contributions to money purchase pension schemes	3,456	22,019	21,194
Share-based payment charge	688,679	—	—

	853,173	717,253	497,746

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

11.	Corporation tax benefit

	Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£	£	£
Current benefit for the year	639,359	2,429,980	705,465
Adjustments for current tax of prior periods	—	(14,012)	—

Total current tax benefit	639,359	2,415,968	705,465

Factors affecting tax credit for the year

The expected tax credit for the year based on the standard UK tax rate for the period ending May 6, 2019, and the year ended December 31, 2018 of 19% (2017: 19.25%) and the reported tax credit for the year can be reconciled as shown below:

	Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£	£	£
Loss before tax	(137,399)	(1,883,335)	(516,763)

Profit/ loss before tax multiplied by the standard rate of corporation tax in the United Kingdom for the year of 19% (2017: 19.25%)	26,106	357,834	99,459

	Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£	£	£
Additional deduction for R&D expenditure	962,732	1,799,715	861,611
Surrender of tax losses for R&D tax credit	(857,989)	(3,904,716)	(936,399)
Share-based payments	(130,849)	(6,070)	(24,671)
Tax credits on R&D expenditure	639,359	2,429,980	705,465
Expenses not deducted for tax purposes	—	(21,501)	—
Adjustment for current tax prior periods	—	(14,012)	—
Impact of change in accounting policy	—	1,774,738	—

Actual tax benefit for the period/year	639,359	2,415,968	705,465

Changes to the UK corporation tax rates were substantively enacted as part of Finance Bill 2015 (on October 26, 2015) and Finance Bill 2016 (on September 7, 2016). These include changes to the main rate to reduce the rate to 19% from April 1, 2017 and to 17% from April 1, 2020. Deferred taxes as of the date of the statements of financial position have been measured using these enacted tax rates and reflected in these financial statements.

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

No deferred tax asset has been recognized due to the current uncertainty of future taxable profits. The asset will be recognized when sufficient taxable profits are generated to relieve the losses and other temporary differences reverse. The amounts not recognized were as follows:

	Period ended May 6, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	£	£	£
Share-based payments	276,149	159,074	153,643
Carried forward tax losses	644,751	644,751	—

Deferred tax asset (unrecognized)	920,900	803,825	153,643

12.	Intangible assets

	Patents May 6, 2019 £	Restated* Patents 2018 £	Restated* Patents 2017 £
Costs at beginning of period	500,000	—	—
Additions	50,000	2,423,581	984,691
Disposals	—	(1,923,581)	(984,691)

Cost at end of period	550,000	500,000	—

Accumulated amortization at beginning of period	16,051	—	—
Amortization charge	—	44,096	—
Disposals	—	(28,045)	—

Accumulated amortization at end of period	16,051	16,051	—

Net book value as of May 6, /December 31,	533,949	483,949	—

*	See note 4.3 for for revision of previously issued financial statements for correction of an error.

All intangible assets are attributable to research and development activities conducted in the United Kingdom. g

13.	Trade and other receivables

	May 6, 2019	2018	2017
Due within one year	£	£	£
Unpaid share capital	2	—	—
Amounts due from related parties	603,701	416,236	730,489
VAT recoverable	119,722	121,278	82,756
Prepayments	484,918	246,998	21,648

	1,208,343	784,512	834,893

Amounts due from related parties are amounts due for R&D services performed and payments due under intellectual property licensing agreements. They are due for settlement within 30 days and therefore are all classed as current. Amounts due from related parties are recognized initially at the amount of consideration that is unconditional, as they do not contain any significant financing components. The Company holds the amounts due from related parties with the intention to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method (see note 15).

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

There are no receivables past due as of May 6, 2019, December 31, 2018 or December 31, 2017. The Company does not hold any collateral as security. The carrying amount of the Company’s trade and other receivables is denominated in GBP.

14.	Cash and cash equivalents

	May 6, 2019 £	2018 £	2017 £
Cash and bank balances	915,436	5,709,474	1,909,973

Cash and cash equivalents comprise cash held by the Company.

15.	Issued capital

The Company’s articles of association do not specify the authorized share capital of the entity.

	May 6, 2019 £	2018 £	2017 £
Issued capital	93	91	91

Issued capital comprises:

	May 6, 2019 £	2018 £	2017 £
239,311 unpaid ordinary shares as at May 6, 2019 (December 31, 2018 and 2017, nil)	2	—	—
1,189,098 at May 6, 2019 and December 31, 2018 (2017: 1,189,098) fully paid ordinary shares of £0.00001	12	12	12
27,188 at May 6, 2019 and December 31, 2018 (2017: 27,188) fully paid deferred ordinary shares of £0.00001	—	—	—
7,923,146 at May 6, 2019 and December 31, 2018 (2017: 7,923,146) fully paid series A preferred shares of £0.00001	79	79	79

	93	91	91

On March 6, 2019 239,311 ordinary shares were issued to a director at nominal value. This issue resulted in a share-based payment expense of £724,661 (see note 17).

Ordinary shares have attached to them full voting, dividend and capital distribution (including on winding up) rights. They do not confer any rights to redemption. Deferred ordinary shares do not have voting or dividend rights. They do not confer any rights of redemption. Series A preferred shares have attached to them full voting rights. In a distribution scenario, capital is returned in the following order:

(a)

First in paying to the holders of the deferred ordinary shares, if any, a total of one penny for the entire class of Deferred Shares (which payment shall be deemed satisfied by payment to any one holder of Deferred Shares); and

(b)

Secondly, the balance of the surplus assets (if any) shall be distributed among the holders of the ordinary shares (including those that are exercised under the rules of the share option scheme) and the preference shares pro rata (as if the ordinary shares and preferred shares constituted one and the same class).

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

16.	Financial instruments

a.	Maturity of financial liabilities

The maturity profile of the Company’s financial liabilities as of May 6 or December 31, was as follows:

	May 6, 2019	December 31, 2018	December 31, 2017
Amounts repayable:	£	£	£
In one year or less	13,352,608	12,184,899	5,421,048

b.	Financial Instruments by Category

The Company has classified its financial assets and liabilities into the following measurement groups with the fair values as stated in the table below:

	May 6, 2019 Amortized cost	2018 Amortized cost	2017 Amortized cost
Assets	£	£	£
Cash and cash equivalents	915,436	5,709,474	1,909,973
Trade and other receivables (excluding VAT recoverable and prepayments)	603,701	416,236	730,489

	1,519,137	6,125,710	2,640,462

	May 6, 2019 Financial liabilities measured at amortized cost	2018 Financial liabilities measured at amortized cost	2017 Financial Liabilities measured at amortized cost
Liabilities	£	£	£
Trade and other payables	13,352,608	12,184,899	5,421,048

17.	Trade and other payables

	May 6, 2019 £	2018 £	2017 £
Trade payables	179,218	626,589	440,810
Amount due to related parties	11,318,271	10,955,911	4,804,235
Accrued expenses	1,855,119	602,399	176,003

	13,352,608	12,184,899	5,421,048

No interest is charged on trade payables. The payables due to related parties includes a loan received from F-star Biotechnology Limited, a related party company. The loan is repayable on demand and further details are described in note 18.

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

Management considers that the carrying amount of the payables approximates to their fair value. The carrying amount of the Company’s trade and other payables are denominated in the following currencies:

	May 6, 2019 £	2018 £	2017 £
Pound sterling	13,260,920	11,950,214	5,043,950
Euro	82,952	177,659	376,567
U.S. dollar	8,736	38,652	531
Swiss franc	—	18,374	—

	13,352,608	12,184,899	5,421,048

18.	Share-based payments

Employees of F-star Biotechnology Limited, a related party (see note 18), have been granted options to purchase ordinary shares of the Company. The total charge for the year relating to share based payments was £688,679 for the period ended May 6, 2019 and £31,947 for the year ended December 31, 2018 (2017: £128,186), all of which related to equity-settled share-based payment transactions.

A reconciliation of option movements over the period to May 6, 2019 and the year to December 31, 2018 together with their related weighted average exercise price is shown below:

	May 6, 2019	May 6, 2019	2018	2018	2017	2017
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding as of the beginning of period	219,884	0.00001	223,218	0.00001	239,649	0.00001
Options forfeited	—	0.00001	(3,334)	0.00001	(16,431)	0.00001

Outstanding as of the end of period	219,884	0.00001	219,884	0.00001	223,218	0.00001

Exercisable as of the end of period	—	—	—	—	—	—

No share options were exercised during the period ended May 6, 2019 or the years ended December 31, 2018 and 2017. No unvested options were forfeited in the period ended May 6, 2019 and 3,334 unvested options for four employees (2017: 16,431, for seven leavers) were forfeited in the year ended December 31, 2018 upon termination of employment.

Share options outstanding as of May 6, 2019 have the following exercise prices:

		Exercise price of share option	Fair value as of date of grant
Grant date	Scheme	£	£	Number
April – September 2015	F-star Beta Limited Share Option Scheme	0.00001	4.53	139,849
April – September 2016	F-star Beta Limited Share Option Scheme	0.00001	4.53	99,800

Share options granted to employees of F-star Biotech have an exercise price of £0.00001 (2017: £0.00001). Vesting started from the later of October 8, 2013 and commencement of employment with F-star Biotech with

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

33% of the options vesting on the first anniversary following commencement of employment and the remaining 67% vesting on a monthly basis over the following two years.

The weighted average fair value of options was determined using the Black-Scholes model. The significant inputs into the model were share price of £4.53, exercise price of £0.00001, volatility of 50%, dividend yield of 0%, an expected option life of 4.29 years and an annual risk-free rate of 0.25%.

Share options granted to founders vested immediately.

All vested options are only exercisable in the event of an exit, in line with the scheme rules.

The options have a contractual option term of 10 years from the date of grant with the weighted average remaining contractual life of 5.5 years as of May 6, 2019.

19.	Related party transactions

The directors of F-star Beta Limited with the exception of Eliot Forster, John Fitzpatrick, Tolga Hassan and John Haurum are also members of the supervisory board of f-star Biotechnologische Forschungs-und Entwicklungsges.m.b.H which has a wholly owned subsidiary, F-star Biotechnology Limited. Both f-star Biotechnologische Forschungs-und Entwicklungsges.m.b.H and F-star Biotechnology Limited are related parties by virtue of the existence of common Directors.

The Directors of F-star Beta Limited are also Directors of F-star Delta Limited. F-star Beta Limited and F-star Delta Limited are considered to be related parties by virtue of the existence of common Directors. Transactions in the period ended May 6, 2019 and the year ended December 31, 2018 with related parties were as follows:

	Interest payable			Payable
	Period ended May 6,	Year ended December 31,		Period ended May 6,	Balance as of December 31,
	2019	2018	2017	2019	2018	2017
	£	£	£	£	£	£
Loans
Loan payable to related party	103,216	144,677	101,825	10,048,305	10,067,632	3,941,513

	Expenses			Payable
	Period ended May 6,	Year ended December 31,		Period ended May 6,	Balance as of December 31,
	2019	2018	2017	2019	2018	2017
	£	£	£	£	£	£
Costs/licenses
Recharged from related party	4,226,502	13,302,779	11,946,845	1,449,185	853,785	837,311

The payable due to related party as at May 6, 2019 includes a related party debtor of £1,269,967 (December 31, 2018 £853,785 and December 31, 2017 £837,111) and a balance of £211,977 (December 31, 2018 and 2017: £nil) included within accrued expenses.

	Income			Receivable
	Period ended May 6,	Year ended December 31,		Period ended May 6,	Balance as of December 31,
	2019	2018	2017	2019	2018	2017
	£	£	£	£	£	£
Costs/licenses
Recharged to related party	8,332,624	17,633,167	14,071,644	603,701	416,236	730,489

During 2016 the Company and F-star Biotechnology Limited entered into an intellectual property license agreement and a support services agreement whereby the Company licensed intellectual property from F-star

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

Biotechnology Limited, and F-star Biotechnology Limited agreed to provide support services to the Company. Expenses also included the license fee paid to F-star Biotechnology Limited.

Expenses also include research paid for by the Company and carried out by F-star Biotechnology Limited. These research services are based on time incurred and are charged on a FTE basis. In addition, certain non-employment related costs associated with the research activities of the Company were incurred by F-star Biotechnology Limited and recharged to the Company.

During the year ended December 31, 2017 the Company entered into an intellectual property license agreement and a support services agreement whereby the Company licensed intellectual property to F-star Delta Limited, and the Company agreed to provide support services to F-star Delta Limited. Income above includes license fees payable to F-star Beta Limited. Income also includes research paid for by the Company but recharged to F-star Delta Limited. These research services are based on time incurred and are charged on a FTE basis. In addition, certain non-employment related costs associated with the research activities were incurred by the Company and recharged to the F-star Delta Limited.

During the year ended December 31, 2016 F-star Beta Limited borrowed £1.2 million from F-star Biotechnology Limited. An additional £4.8 million was loaned from F-star Biotechnology Limited in 2017 and £2 million subsequently repaid. A further £6.1 million was loaned in the year ended December 31, 2018. The loan agreement is subject to a maximum loan value of £15 million. Interest is settled quarterly in arrears at a rate of LIBOR plus 2%. This loan is repayable on demand. The outstanding loan amount, including accrued interest, as of May 6, 2018 was £10.0 million, and as of December 31, 2018 was £10.1 million (2017: £3.9 million) and is included in Trade and Other Payables: Amount due to related parties.

During the period ended May 6, 2019 and year ended December 31, 2018, f-star Biotechnologische Forschungs-und Entwicklungsges.m.b.H. invoiced the Company £22,995 and £150,424 (2017: £109,284) for its portion of board costs. As of May 6, 2019 and December 31, 2018, £nil and £30,414 (2017: £25,411) was outstanding respectively, and is included in Trade and other payables: Amount due to related parties.

Key management personnel

Transactions with key management (all remuneration-related) are disclosed in note 9.

20.	Commitments

Under the terms of an existing license agreement between the Company and F-star Biotechnology Limited, a related party, 10% of the payments received by the Company from the transaction with its collaboration partner and the transaction with F-star Delta Limited are contractually due to F-star Biotechnology Limited. Additionally, development milestones and royalties are payable to F-star Biotechnology Limited as licensed products progress through the development pipeline to commercialization. Under the terms of the same agreement, in the event that a third party acquires the entire issued share capital of the Company, the Company may elect to pay 20% of the amount paid by the third party to F-star Biotechnology Limited in substitution for any future contracted amounts payable.

The Company has contracted commitments with a contract manufacturing organization (“CMO”) as of May 6, 2019 of £7.9 million and December 31, 2018 amounting to £4.4 million (2017: £nil) for activities that are ongoing or are scheduled to start within 3 or 6 months of the date of the statements of financial position. Under the terms of the agreement with the CMO, the Company is committed to pay for some activities if they are cancelled up to 3 or 6 months prior to the start date of the activity.

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

The Company has no other obligations under non-cancellable operating leases nor significant capital expenditure contracted for, but not recognized as a liability.

21.	Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

Earnings	May 6, 2019 £	2018 £	2017 £
Earnings for the purposes of basic and diluted earnings per ordinary share	72,369	69,299	24,551

Number of shares	May 6, 2019 £	2018 £	2017 £
Weighted average number of shares for the purposes of basic and diluted earnings per ordinary share	1,305,882	1,189,098	1,189,098

Basic earnings per ordinary share	0.05	0.06	0.02
Diluted earnings per ordinary share	0.05	0.06	0.02

21.	Subsequent events

Until May 7, 2019, there was no ultimate controlling party of the Company. On May 7, 2019, the Company was acquired by F-star Therapeutics Limited, a company incorporated in the United Kingdom. Shares in F-star Therapeutics Limited were issued to the shareholders of the Company in consideration for 100% of the issued share capital of the Company. From May 7, 2019, F-star Therapeutics Limited is considered to be the ultimate controlling party.

On May 14, 2019 Delta signed a new agreement with Ares, which resulted in an amendment of the agreements between Delta and Beta. The performance obligations arising from the new agreement were deemed by management to be separate from those in the original agreement, and the amendment resulted in the completion of all performance obligations by Beta under the original agreement on May 14, 2019. Under the intellectual property licence between Beta and Delta, 90% of any upfront payments made to Delta by external partners are paid to Beta and therefore Beta recognized revenue of £8.1 million (€9.0 million) in July 2019.

On July 15, 2020, a deed of amendment was enacted in respect of the May 13, 2019 License and Collaboration agreement between Delta and Ares Trading S.A. The amendment had two main purposes (i) to allow Ares to exercise its option early to acquire intellectual property rights to the second molecule included in the agreement; and (ii) to grant additional options to acquire intellectual property rights for a further two molecules.On early exercise of the option, an amount of £6.2 million (€6.8 million) was payable from Delta to company.

On September 16, 2019, the Company’s collaboration patner gave notice to F-star Beta Limited of the discontinuation of the collaboration and license agreement. All rights and intellectual property granted pursuant to the license agreement revert to and are retained by F-star Beta Limited.This event did not have a material impact on the Company’s financial statements.

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. It is likely that the outbreak will impact the Company’s operations, but at the date of the signing of the financial statements management cannot

F-STAR BETA LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MAY 6, 2019, AND THE YEAR ENDED DECEMBER 31, 2018 AND 2017

reasonably estimate the length or severity of the pandemic or the extent to which the disruption may materially impact the business. Management took the decision in April 2020 to furlough a significant proportion of the R&D workforce and so project timelines may be delayed, which could impact the significant accounting estimates utilized in assessment of impairment of intangible assets.

At this point it is not clear whether any project delays can be mitigated in the second half of 2020. Any adverse impact on operations, business or financial outlook could be material and management continues to closely monitor the situation.

On July 29, 2020, the ultimate parent entity F-star Therapeutics (“F-star”) entered into a share exchange agreement with Spring Bank Pharmaceuticals Inc (“Spring Bank”), a NASDAQ- listed, clinical-stage biopharmaceutical company. Pursuant to the share exchange agreement, Spring Bank will acquire the entire issued share capital of F-star in exchange for newly issued shares of Spring Bank common stock upon closing, subject to the satisfaction or waiver of customary closing conditions, including the required approval of Spring Bank stockholders.

Spring Bank shareholders will have the opportunity to obtain potential future value in the form of two Contingent Value Rights (CVR) associated with Spring Bank’s SB 11285 IV clinical program and a STING antagonist research and development program. Subject to the terms of the first CVR agreement for the STING agonist clinical program, if one or more strategic transactions are consummated for SB 11285 by the combined company during a period that is the longer of one and a half years following the closing of the combination or one year after the final database lock of the current SB 11285 IV Phase 1a/1b trial, those equity holders of Spring Bank will receive the greater of 25% of the net proceeds from such transactions or $1.00 per share (on a pre-reverse split basis), provided that the aggregate net proceeds are at least approximately $18.0 million. Subject to the terms of the second CVR agreement, if a potential development agreement is consummated and one or more strategic transactions are consummated for the STING antagonist research platform by the combined company during the seven (7)-year period following the closing of the combination, those equity holders of Spring Bank will receive 80% of the net proceeds from such transactions. If Spring Bank enters into a development agreement for the STING antagonist research platform in advance of the closing of the proposed combination, Spring Bank may include certain proceeds from such transaction in its net cash calculation.

F-star Therapeutics Limited

Unaudited Condensed Consolidated Financial Statements for the 6 months ended June 30, 2020 and 2019

Index to Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2020 and for the 6 months ended June 30, 2020 and 2019

Unaudited Condensed Consolidated Statements of Comprehensive Loss	F-194
Unaudited Condensed Consolidated Statements of Financial Position	F-195
Unaudited Condensed Consolidated Statements of Changes in Equity	F-196
Unaudited Condensed Consolidated Statements of Cash Flows	F-197

Unaudited Condensed Consolidated Statements of Comprehensive Loss

		6 months ended
	Notes	June 30, 2020 £	June 30, 2019 £
Revenue	3	1,537,440	20,153,798
Costs related to collaborative arrangements	4	(332,804)	(17,436,956)
Research & development costs	6	(7,422,539)	(9,574,755)
General & administrative expenses	6	(4,960,307)	(3,764,447)
Other income	5	371,115	—
Other expenses		(1,282,426)	(242,656)

Loss from operations		(12,089,521)	(10,865,016)

Fair value losses on financial liabilities at fair value through profit or loss (FVTPL)	9	(1,508,796)	—
Finance income		8,290	857
Finance costs		(437,548)	—

Loss before tax from continuing operations		(14,027,575)	(10,864,159)

Income tax credit		2,691,554	755,926

Loss for the year attributable to equity holders of the parent		(11,336,021)	(10,108,233)

Items that may be reclassified to profit or loss in subsequent periods:
Foreign exchange arising on consolidation		566,551	430,639

Other comprehensive income for the period		566,551	430,639

Total comprehensive loss attributable to owners of the parent		(10,769,470)	(9,677,594)

Loss per share for profit attributable to the shareholders of the parent:
Basic and diluted loss per share	14	(0.64)	(0.86)

All activities relate to continuing activities.

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Financial Position

	Notes	June 30, 2020 £	December 31, 2019 £
Non-current assets
Goodwill		2,811,827	2,811,827
Intangible assets		33,368,882	34,134,321
Property, plant and equipment		814,023	1,086,781
Right-of-use assets		218,907	462,520
Financial assets held at FVTPL	7	45,712	42,662

		37,259,351	38,538,111
Current assets
Cash and cash equivalents	8	2,155,101	3,736,229
Current tax assets		3,448,073	8,114,658
Trade and other receivables		2,019,879	2,713,144

		7,623,053	14,564,031

Total assets		44,882,404	53,102,142

Equity
Issued share capital		178,109	177,768
Other reserves		45,261,794	45,261,794
Accumulated losses		(26,817,953)	(16,907,806)

Total equity		18,621,950	28,531,756

Non-current liabilities
Lease liability	9	—	39,745
Deferred tax		1,297,333	1,655,295

		1,297,333	1,695,040
Current liabilities
Convertible notes held at FVTPL	9	14,404,757	11,364,454
Corporate tax liabilities		95,496	84,317
Trade and other payables		9,898,729	10,621,957
Deferred revenue	3	321,243	339,558
Lease liability	9	242,896	465,060

Total current liabilities		24,963,121	22,875,346

Total equity and liabilities		44,882,404	53,102,142

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Equity

	Notes	Share capital £	Other reserves £	(Retained earnings)/ accumulated losses £	Total equity £
Balance at January 1, 2019		1	90	15,861,034	15,861,125
Loss for the half year		—	—	(10,108,233)	(10,108,233)
Other comprehensive income		—	—	430,639	430,639

		1	90	6,183,440	6,183,531
Transactions with owners in their capacity as owners
Share based payment charge	10	—	—	1,018,812	1,018,812
Issues of shares on capital reorganization, business combination and acquisition of asset		177,415	45,261,704	—	45,439,119

Balance at June 30, 2019		177,416	45,261,794	7,202,252	52,641,462

Balance as at January 1, 2020		177,768	45,261,794	(16,907,806)	28,531,756
Loss for the half year		—	—	(11,336,021)	(11,336,021)
Other comprehensive income		—	—	566,551	566,551

		177,768	45,261,794	(27,677,276)	17,762,286
Transactions with owners in their capacity as owners
Share based payment charge	10	—	—	859,323	859,323
Exercise of share options		341	—	—	341

At June 30, 2020		178,109	45,261,794	(26,817,953)	18,621,950

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

		6 months ended
	Notes	June 30, 2020 £	June 30, 2019 £
Cash flows from operating activities
Loss for the half year before tax		(14,027,575)	(10,864,159)
Adjustments for:			—
Share-based payment expense	10	859,323	1,018,812
Net finance cost		427,663	(857)
Net exchange loss		1,280,538	244,563
Amortization of intangible assets	4,6	776,249	766,836
Depreciation on tangible fixed assets and right of use assets	6	470,201	164,910
Loss on disposal of tangible fixed asset		5,625	—
Loss on disposal of intangible asset		—	3,953,127
Impairment of intangible assets	6	—	1,800,684
Fair value losses on financial liabilities through profit or loss	9	1,508,796	—
Trade and other receivables		693,265	(9,490,006)
Trade and other payables		(723,228)	4,819,776
Change in deferred revenue		(18,315)	(4,717,253)

Adjusted loss before tax		(8,747,458)	(12,303,567)
Proceeds from sale of intangible assets		—	8,620,965

Cash used in operating activities		(8,747,458)	(3,682,602)
Corporation tax received		7,019,203	—

Net cash flows used in operating activities		(1,728,255)	(3,682,602)

Cash flows from investing activities
Payments to acquire intangible assets		—	(100,000)
Cash acquired on business combinations*		—	4,194,521
Interest received		8,290	857

Net cash generated from investing activities		8,290	4,095,378

Cash flows from financing activities
Principal elements of lease payments		(221,364)	(83,374)
Interest paid on leases		(9,885)	(5,497)
Proceeds from convertible debt	9	405,357	—

Net cash generated from/(used in) financing activities		174,108	(88,871)

Net (decrease)/increase in cash and cash equivalents		(1,545,857)	323,905
Cash and cash equivalents at the beginning of the year	8	3,736,229	6,458,139
Effects of exchange rate changes on cash and cash equivalents		(35,271)	(8,804)

Cash and cash equivalents at end of period		2,155,101	6,773,240

Reconciliation of movement in liabilities whose cash flows are recorded in financing activities is included in note 8.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

*	Consideration for acquisition of subsidiaries in the business combination was entirely the form of issued shares

Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Basis of preparation

The unaudited condensed consolidated interim financial statements for the half year reporting periods ended June 30, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These unaudited condensed consolidated interim financial statements do not include all disclosure notes that would normally be included in an annual financial report. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019.

The accounting policies applied in these unaudited condensed consolidated interim financial statements are consistent with those of the previous financial year, except for the estimation of income tax and government grant income (see note 1.2 and 1.3).

The financial information for the year ended December 31, 2018 in the statement of comprehensive loss was presented by nature. The interim financial information for the periods ended June 30, 2020 and June 30, 2019 in the statement of comprehensive loss is presented by function to align to the presentation in the consolidated financial statements for the year ended December 31, 2019.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 28, 2020.

Going concern

As of August 28, 2020, the date of approval of the unaudited consolidated financial statements for the period ended June 30, 2020, the company does not expect its cash deposits will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months. These conditions raise substantial doubt about the company’s ability to continue as a going concern.

The company expects to seek equity financing from existing and new investors in conjunction with the contemplated Share Exchange Agreement entered into on July 29, 2020 between F-star Therapeutics Limited and Spring Bank Pharmaceuticals Inc. The closing of the Share Exchange Agreement would provide access to the existing cash deposits of Spring Bank Pharmaceuticals Inc as well as expected additional equity financing to be raised by F-star Therapeutics Limited as part of the Exchange. The estimated closing is anticipated in Q4 2020. The closing of the Share Exchange Agreement is however subject to approval by the shareholders of Spring Bank Pharmaceuticals Inc. If the merger is unsuccessful, the company will seek additional funding through equity financing from existing shareholders, or other alternative sources, which the directors believe can be obtained. Accordingly, the directors believe it is appropriate to continue to adopt the going concern basis of accounting. The financial statements do not include any adjustments that would be necessary if the group and company were unable to continue as a going concern.

1.1	New standards, amendments and IFRIC interpretations

New standards, amendments and interpretations adopted by the group

The group has adopted all relevant IFRSs that were effective for periods beginning January 1, 2020. There was no change to any accounting policy or retrospective adjustments necessary.

1.2	Income tax benefit

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

1.3	Government grants

Income from government grants under the Coronavirus Job Retention Scheme (CJRS) is recognized over the period in which the related costs are recognized when the conditions for receiving the grant are met and the income becomes probable. The grant is presented within other income in the unaudited condensed consolidated statement of comprehensive loss.

Notes to the Unaudited Condensed Consolidated Financial Statements

2.	Critical accounting estimates and judgments

2.1	Fair value of financial instruments

The group has unlisted investments and convertible notes measured at fair value with level 3 inputs as at June 30, 2020 and December 31, 2019.

The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3)

The group’s finance team performs valuations of financial items for financial reporting purposes, including Level 3 fair values, in consultation with third party valuation specialists for complex valuations. Valuation techniques are selected based on the characteristics of each instrument, with the overall objective of maximizing the use of market-based information. The finance team reports directly to the chief financial officer (CFO) and any significant fair value changes at each reporting date are discussed with the CFO.

Unlisted investments – key estimates

The fair value of this investment was determined based on a review of recent historical financial information against expected performance and information obtained from the investee’s management on potential sources of future revenue and value generation. Note 7 reconciles the fair value at June 30, 2020 to December 31, 2019 for unlisted investments held by the group. There were no significant movements in the inputs into the fair value assessment and management concluded that any movement in the fair value of these investments at June 30, 2020 would be insignificant.

Convertible loan notes

Note 8 shows the movements in fair value from December 31, 2019 to June 30, 2020 of the convertible loan notes held by the group. The key estimate used in the calculation of fair value of the notes is the weighted average probability of a range of possible fundraising events that would determine the conversion price of the notes and value of the embedded derivative. The weighted average probability of the possible fundraising scenarios have changed significantly since December 31, 2019. At December 31, 2019 the most likely scenario (90% probability) was a Series B fundraising round, whereas at June 30, 2020 the most likely conversion event was deemed to be notice issued by the noteholders and conversion of the notes to shares at the base price of $60M in total.

The fair value of the embedded derivative if the key assumption were to change by 10% whilst all other assumptions remain constant would be as follows:

Increase probability by 10%:	£402,653
Decrease probability by 10%:	£(402,653)

2.2	Intangible asset impairment review

Since December 31, 2019 there have been no indicators of impairment for any of the group’s intangible assets and no significant movements in level 3 inputs used to assess the value in use and fair value less cost of disposal. As a result of the impairment reviews carried out at June 30, 2020 management concluded that none of the group’s intangible assets required impairment.

Notes to the Unaudited Condensed Consolidated Financial Statements

3	Revenue

The group derives revenue from the transfer of goods and services in the following categories:

	6 months ended
Provision of R&D services & licensing income	June 30, 2020 £	June 30, 2019 £
Europe	949,955	18,874,427
U.S.	587,485	1,279,371

Total	1,537,440	20,153,798

Timing of recognition:
At a point in time	—	9,785,951
Over time	1,537,440	10,367,847

Total	1,537,440	20,153,798

3.1	Assets and liabilities related to contracts with customers

The group has recognized the following assets and liabilities related to contracts with customers:

	June 30, 2020 £	December 31, 2019 £
Deferred revenue related to upfront licensing fee, milestone income and R&D services income	321,243	339,558

3.2	Revenue recognized in relation to contract liabilities

Group deferred revenue related to upfront licensing fee, milestone income and R&D services income:

	June 30, 2020 £	December 31, 2019 £
Contract liabilities as of January 1/July 1	339,558	531,401
Additional amounts deferred in the period	149,766	—
Revenue recognized in the period included in opening contract liability	(168,081)	(191,843)

Contract liabilities as of June 30/ December 31	321,243	339,558

Revenue recognized in the six-month period ended June 30, 2020 not included in the opening contract liability is £1.4 million (six-month period ended December 31, 2019: £1.5 million).

3.3	Unsatisfied long-term intellectual property licensing contract

The following table shows the aggregate transaction price allocated to the remaining incomplete performance obligations.

	June 30, 2020 £	December 31, 2019 £
Transaction price allocated to outstanding performance obligations	1,971,249	3,185,408

At the date of the statement of financial position of the remaining transaction price allocated to outstanding performance obligations, 96% was expected to be recognized during the second half of 2020 and 4% during 2021. At the reporting date, all performance obligations were expected to be satisfied by February 2021. However, the impact of the COVID-19 pandemic that occurred in March 2020 on expected timelines is not currently known (note 13).

Notes to the Unaudited Condensed Consolidated Financial Statements

4	Costs related to collaborative arrangements

	6 months ended June 30, 2020 £	6 months ended June 30, 2019 £
Derecognition of intangible asset	—	12,574,093
Amortization	169,427	476,429
Direct labor cost	119,697	1,928,920
External R&D costs	43,680	2,457,514

	332,804	17,436,956

5	Other Income

	6 months ended
	June 30, 2020 £	June 30, 2019 £
Government grants	371,115	—

	371,115	—

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. Management took the decision in April 2020 to furlough a significant proportion of the R&D workforce, and took advantage of the UK Government Coronavirus Job Retention Scheme (CJRS) that provided funding to businesses with furloughed staff. The grant funding available in the period ended June 30, 2020 covered 80% of furloughed employee’s wages plus employer National Insurance and pension contributions up to a maximum of £2,500 per month per furloughed employee. All of the government grant income stated in the table above relates to claims under the CJRS scheme in the period.

6	Profit and loss information

(Loss)/profit for the half year is stated after charging:

	6 months ended
	June 30, 2020 £	June 30, 2019 £
Charged to research and development costs:
Depreciation of property, plant and equipment	225,358	78,757
Amortization of intangible assets	606,822	290,407
Impairment of intangible assets	—	1,800,684

Charged to general and administrative costs:
Depreciation of property, plant and equipment (including right of use assets)	244,843	86,153
Loss on disposal of tangible fixed assets	5,625	—

7.	Financial assets at fair value through profit or loss

The group has not elected to recognize fair value gains and losses through other comprehensive income for the following equity investments:

	June 30, 2020 £	December 31, 2019 £
Balance January 1/ July 1	42,662	44,808
Foreign currency translation	3,050	(2,146)

Balance June 30/ December 31	45,712	42,662

Notes to the Unaudited Condensed Consolidated Financial Statements

Amounts recognized in profit and loss

During the six-month period ended June 30, 2020, a gain of £3,050 (six-month period ended December 31, 2019: loss of £2,146) was recognized in the unaudited condensed consolidated statements of comprehensive income within other expenses.

8.	Cash and cash equivalents

	June 30, 2020 £	December 31, 2019 £
Cash at bank and in hand	2,155,101	3,736,229

Balances per statement of cash flows	2,155,101	3,736,229

Cash and cash equivalents are held at amortized cost with fair value approximating to carrying value.

Reconciliation of movement in liabilities from financing activities

	Lease liabilities £	Borrowings £	Total £
At 1 January 2019	—	—	—
Cash flows	(88,871)	—	(88,871)
Non-cash changes
Acquired with subsidiary	800,898	—	800,898
Interest charged	5,497	—	5,497

At June 30, 2019	717,524	—	717,524

At January 1, 2020	504,805	11,364,454	11,869,259
Cash flows	(231,249)	405,357	174,108
Non-cash changes
Interest charged	9,885	427,663	437,548
Fair value adjustment on borrowings	—	1,508,796	1,508,796
Foreign exchange differences	—	698,487	698,487
Termination of lease	(40,545)	—	(40,545)

At June 30, 2020	242,896	14,404,757	14,647,653

9.	Loans and borrowings

	June 30, 2020 £	December 31, 2019 £
Current
Lease liability	242,896	465,060
Convertible notes held at FVTPL (unsecured)	14,404,757	11,364,454

	14,647,653	11,829,514

Non-current
Lease liability	—	39,745

	—	39,745

Total	14,647,653	11,869,259

All of the group’s lease liabilities arise from the leasing of office buildings.

F-star Therapeutics Limited issued USD denominated, 8% convertible notes on September 19, 2019 for USD $6.6 million (£4.9 million) and a second tranche of convertible notes was issued on November 27, 2019 for USD

Notes to the Unaudited Condensed Consolidated Financial Statements

$6.6 million (£5.1 million) under the same terms. On March 26, 2020, a third tranche was issued at $0.5 million (£0.4 million), under the same terms.

The notes are convertible into a variable number of series A preference shares at the option of the holder. On expiry of the term, if no conversion notice has been issued 30 business days prior to expiry date (September 18, 2020), the notes shall be redeemable at principal plus accrued interest. Notes, together with interest outstanding, shall automatically convert into series A preference shares in the event F-star Therapeutics Limited raises at least USD $50 million or there is a change of control.

Unless the notes are convertible upon expiry of the term, the conversion rate for each note held plus accrued interest, is the lesser of: 1.25 shares based on the market price per share on the conversion date, or USD $100 million divided by the number of shares in issue plus the number of shares capable of being issued. Upon expiry of the term, the notes are converted at a rate of USD $60 million divided by the number of shares in issue plus the number of shares capable of being issued.

The convertible notes are presented in the statement of financial position as follows:

	June 30, 2020 £	December 31, 2019 £
Value of the notes issued	10,457,320	10,051,963
Cumulative fair value adjustment through profit and loss	2,615,109	1,106,313
Interest charged	582,154	154,491
Foreign exchange loss on revaluation	750,174	51,687

Current liability	14,404,757	11,364,454

The fair value of the convertible notes was measured using level 3 inputs (see note 2).

The following table presents the changes in level 3 items for the 30 June 2020 (2019: no convertible notes were held in the comparative period).

Convertible notes at FVPL £
Balance at January 1, 2020	1,106,313
Loss recognized in consolidated statement of comprehensive loss	1,508,796

Balance at June 30, 2020	2,615,109

The fair value is materially different from the value of convertible notes if they were held at amortized cost as at June 30, 2010 and December 31, 2019:

	2020 Fair value £	2020 Amortized cost £	2019 Fair value £	2019 Amortized cost £
Convertible notes	14,404,757	11,789,648	11,364,454	10,258,141

The difference between the carrying value of the convertible notes and the amount that the entity would be contractually required to repay at maturity of £11,566,471 to the holders of the obligation is £2,838,286.

10.	Share-based payments

The group’s 2019 Equity Incentive Plan (the ‘2019 Plan’) was established for granting share options to directors, officers, employees and consultants to the Group.

Notes to the Unaudited Condensed Consolidated Financial Statements

New share options issued in the half year

A reconciliation of the movement in share options during the half-year ended June 30, 2020 and June 30 2019 is shown below:

	2020 Number	2020 Weighted average exercise price	2019 Number	2019 Weighted average exercise price
Outstanding at January 1	2,304,706	£0.47	—	—
Granted in the period	215,144	£0.03	2,327,736	£0.60
Exercised in the period	(34,133)	£0.01	—	—
Forfeited in the period	(162,083)	£0.65	—	—

Outstanding at June 30	2,323,634	£0.58	2,327,736	£0.60

Exercisable at June 30	1,627,483	£0.60	374,612	£0.01

Options granted in the six months ended June 30, 2020 vest over a four-year period with 25% vesting after the first anniversary from the date of the grant and the balance vesting monthly over the remaining three years. Options granted in the six months ended June 30, 2019 vest over a four-year period with 28% vesting after the first anniversary from the date of the grant and the balance vesting monthly over the remaining three years. For certain senior members of management and directors, the board of directors has approved an alternative vesting schedule.

Share options outstanding at June 30, 2020 have the following expiry dates and exercise prices:

Grant date	Expiry date	Remaining contractual life (months)	Exercise price	2020 Number
June 14, 2019	June 14, 2029	108	£0.00—£0.05	350,118
June 14, 2019	June 14, 2029	108	$1.87	869,205
June 14, 2019	June 14, 2029	108	£0.01	818,317
July 1, 2019	July 1, 2029	108	£0.01	850
December 18, 2019	December 18, 2029	114	$1.61	35,000
December 18, 2019	December 18, 2029	114	£0.01	35,000
April 14, 2020	April 14, 2030	118	£0.01	117,344
June 23, 2020	June 23, 2030	120	£0.01	94,500
June 23, 2020	June 23, 2030	120	$1.39	3,300

				2,323,634

The total number of share options available to issue at June 30, 2020 and at June 30, 2019 was 2,477,736 and 2,327,736 respectively.

Share option valuation (equity-settled)

The assumptions used in the black-scholes option pricing model to determine the fair value of the share options granted to employees and directors during the year ended December 31, 2019 were as follows:

	June 23, 2020 (US Grants)	June 23, 2020 (UK Grants)	April 14, 2020 (UK grants)	June 14, 2019 (US grants)	June 14, 2019 & July 1, 2019 (UK grants)
Share price at grant date	£1.38	£1.38	£1.38	£2.45	£2.45
Exercise price	£1.12	£0.01	£0.01	£1.47	£0.01
Term (years)	5.054	5.054	5.054	5.054	5.054
Expected volatility	98.30%	98.30%	98.30%	70.03%	70.03%
Expected dividends expressed as a dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Risk-free rate	0.33%	0.00%	0.17%	1.85%	1.85%
Fair value per option	£1.0588	£1.3812	£1.3770	£1.7057	£2.4590

Notes to the Unaudited Condensed Consolidated Financial Statements

The expected volatility is based on the estimate of the average of the volatility of peer companies in the biotechnology sector. The term is the average expected period from grant to exercise. The determination of the appropriate risk-free rate is based upon the Federal Reserve market yield on U.S. Treasury Securities at 5-year constant maturity for US grants and the 5-year Gilt bond yield for UK grants, on Investment basis.

Share-based compensation charge

The group recorded share-based compensation expense for the six months ended June 30, 2020 and June 30, 2019 as follows:

	2020 £	2019 £
Cancelled options	—	24,307
Modified options	15,718	7,977
New options with alternative vesting schedule	128,953	333,688
New options with standard vesting	714,652	652,840

	859,323	1,018,812

As of June 30, 2020, and June 20, 2019, there was £1,223,596 and £3,118,367 of unrecognized compensation cost related to outstanding but unvested share options respectively, which are expected to be recognized over a weighted-average period of 2.91 years and 3.52 years.

The total share-based compensation expense for the six months ended June 30, 2020 and June 30, 2019 is recorded within the unaudited condensed consolidated financial statements of the group as follows:

	2020 £	2019 £
Research and development	169,341	80,203
General and administration	689,982	938,609

Total recognized in consolidated statement of comprehensive loss	859,323	1,018,812

11.	Commitments

The group has contracted commitments with a contract manufacturing organization (“CMO”) as of June 30, 2020 amounting to £224,953 and as of December 31, 2019 amounting to £734,734 for activities that are ongoing or are scheduled to start within 3 to 9 months of the date of the statement of financial position. Under the terms of the agreement with the CMO, the group is committed to pay for some activities if they are cancelled up to 3 to 9 months prior to the start date of the activity.

During the six months ended June 30, 2020 the group entered into two agreements with strategic advisors to assist with potential program partnering and fundraising activities. These agreements include success-based fees which management have assessed as possible, but not probable, as of the reporting date. It is difficult to estimate the magnitude of these fees, if any, as they are dependent upon the value of future investments.

The Company has no significant capital expenditure contracted for, but not recognized as a liability at June 30, 2020 or December 31, 2019.

12.	Related parties

The group has not recorded any related party transactions in the six months ended June 30, 2020 other than remuneration payments to key management personnel. In the six months ended June 30, 2019, prior to the capital reorganization, business combination and asset acquisition that resulted in the formation of the group, there were transactions between the accounting acquirer, F-star Delta Limited, and other entities that also became legal

Notes to the Unaudited Condensed Consolidated Financial Statements

subsidiaries of the ultimate parent entity, F-star Therapeutics Limited. These entities were related parties to F-star Delta Limited prior to the date of the group formation (May 7, 2019) by virtue of common directorships.

	R&D recharges 6 months ended June 30, 2019 £	Other recharges 6 months ended June 30, 2019 £
Expenses recharged from:
F-star Beta Limited	1,863,660	483,653
F-star Biotechnology Limited	206,221	—
F-star Biotechnologische Forschungs-und Entwicklungsges.m.b.H	—	11,536

On February 28, 2019, the group entered into a sub-lease rental arrangement with US-based company, Triplet Therapeutics, Inc. N. Bermingham who is a non-executive director of the group serves as the Chief Executive Officer of Triplet Therapeutics, Inc. The lease was terminated with effect from December 31, 2019. The group no longer acts as a lessor from this date and there are no material ongoing commitments with respect to this lease. Income from Triplet Therapeutics totaled £nil in the six-month period ended June 30, 2020 (six-month period ended June 30, 2019: £13,651). As at June 30, 2020, amounts receivable included in trade and other receivables was £nil (December 31, 2019: £4,588).

13.	Subsequent events

On July 15, 2020, a deed of amendment was enacted in respect of the May 14, 2019 License and Collaboration agreement between the group and Ares Trading S.A. The amendment had two main purposes (i) to allow Ares to exercise its option early to acquire intellectual property rights to the second molecule included in the agreement; and (ii) to grant additional options to acquire intellectual property rights for a further two molecules. As a result of this amendment all performance obligations under the May 13, 2019 agreement in respect of the second molecule were deemed to have been fully satisfied at July 15, 2020 and the group derecognized the associated intangible asset. The option fee of £6.7 million (€7.5 million) was recognized at a point in time and the carrying value of the intangible asset prior to disposal was £6.2 million.

As a result of this amendment, the maximum amount payable by Ares Trading S.A on the achievement of certain development and regulatory milestones in the aggregate is increased to £348.8 million (€408.5 million), and the maximum amount payable on the achievement of certain commercial milestones is increased to £215.2 million (€252 million).

On July 14, 2020 the convertible notes were modified by extending the expiry date from September 19, 2020 to January 31, 2021.

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. At June 30, 2020 management reviewed the impact of the pandemic to date, in particular in relation to the following areas:

•	inputs into the cost-to-cost method for revenue recognition; and

•	assessment of impairment of the carrying value of intangible assets.

At the date of issuance there were no significant impacts identified by management, but management cannot reasonably estimate the length or severity of the pandemic or the extent to which the disruption may materially impact the business in future. At this point it is not clear whether any project delays can be mitigated in the second half of 2020. Any adverse impact on operations, business or financial outlook could be material and management continues to closely monitor the situation.

On July 29, 2020, F-star entered into a share exchange agreement with Spring Bank Pharmaceuticals Inc (“Spring Bank”), a NASDAQ- listed, clinical-stage biopharmaceutical company. Pursuant to the share exchange

Notes to the Unaudited Condensed Consolidated Financial Statements

agreement, Spring Bank will acquire the entire issued share capital of F-star in exchange for newly issued shares of Spring Bank common stock upon closing, subject to the satisfaction or waiver of customary closing conditions, including the required approval of Spring Bank stockholders.

Spring Bank shareholders will have the opportunity to obtain potential future value in the form of two Contingent Value Rights (CVR) associated with Spring Bank’s SB 11285 IV clinical program and a STING antagonist research and development program. Subject to the terms of the first CVR agreement for the STING agonist clinical program, if one or more strategic transactions are consummated for SB 11285 by the combined company during a period that is the longer of one and a half years following the closing of the combination or one year after the final database lock of the current SB 11285 IV Phase 1a/1b trial, those equity holders of Spring Bank will receive the greater of 25% of the net proceeds from such transactions or $1.00 per share (on a pre-reverse split basis), provided that the aggregate net proceeds are at least approximately $18.0 million. Subject to the terms of the second CVR agreement, if a potential development agreement is consummated and one or more strategic transactions are consummated for the STING antagonist research platform by the combined company during the seven (7)-year period following the closing of the combination, those equity holders of Spring Bank will receive 80% of the net proceeds from such transactions. If Spring Bank enters into a development agreement for the STING antagonist research platform in advance of the closing of the proposed combination, Spring Bank may include certain proceeds from such transaction in its net cash calculation.

14.	Loss per share

	6 months ended
	June 30, 2020 £	June 30, 2019 £
Loss per share attributable to ordinary shares for the period:
— basic and diluted	(0.64)	(0.86)

	2020 Number	2019 Number
Weighted average number of ordinary shares for basic and diluted losses per share	16,243,171	11,224,160

The impact of the convertible debt and share options in the six-month periods ended June 30, 2020 (296,360 shares) and 2019 (693,507 shares) is antidilutive.

The calculations of basic and diluted loss per share are based on the net loss attributable to ordinary equity shareholders of F-star Therapeutics Limited for the period ended June 30, 2020 of £10,351,409 (2019: 9,702,401). Basic loss per share amounts are calculated by dividing the net loss attributable to equity holders of the parent by the weighted average number of the parent’s issued ordinary shares outstanding during the period.

The group incurred a loss for the periods ended June 30, 2020 and 2019 and as a result, the dilutive potential ordinary shares had a non-dilutive impact on loss per share. As such the diluted loss per share is reported to be the same as basic loss per share.

Annex A

SHARE EXCHANGE AGREEMENT

BY AND AMONG

SPRING BANK PHARMACEUTICALS, INC.,

F-STAR THERAPEUTICS LIMITED AND

THE SELLERS LISTED ON SCHEDULE I HERETO

Dated as of July 29, 2020

ARTICLE 1 THE ACQUISITION		A-2
1.1	The Acquisition	A-2
1.2	Closing	A-2
1.3	Company Name Change	A-2
1.4	F-Star Securities	A-2
1.5	Calculation of Net Cash	A-3
1.6	F-Star Loan Notes	A-4
1.7	Contingent Value Rights	A-5
1.8	Preliminary Consents and Associated Acknowledgments of Sellers	A-5
1.9	Delivery of Acquisition Consideration	A-6
1.10	Power of Attorney	A-7
1.11	No Further Rights	A-7
1.12	Additional Actions	A-7
ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF F-STAR		A-8
2.1	Organization and Qualification; Charter Documents	A-8
2.2	Capital Structure	A-8
2.3	Authority; Non-Contravention; Approvals	A-10
2.4	F-Star Financial Statements; No Undisclosed Liabilities	A-11
2.5	Absence of Certain Changes or Events	A-12
2.6	Taxes	A-12
2.7	Intellectual Property	A-13
2.8	Compliance with Legal Requirements	A-15
2.9	Legal Proceedings; Orders	A-17
2.10	Brokers’ and Finders’ Fees	A-18
2.11	Employee Benefit Plans	A-18
2.12	Title to Assets; Real Property	A-19
2.13	Environmental Matters	A-19
2.14	Labor Matters	A-20
2.15	F-Star Contracts	A-20
2.16	Books and Records	A-21
2.17	Insurance	A-21
2.18	Government Contracts	A-22
2.19	Interested Party Transactions	A-22
2.20	Disclosure; Company Information	A-22
2.21	Anti-Takeover Statutes Not Applicable	A-22
2.22	Ownership of Company Capital Stock	A-22
2.23	F-Star Pre-Closing Financing	A-22
2.24	Exclusivity of Representations; Reliance	A-23
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF COMPANY		A-23
3.1	Organization and Qualification; Charter Documents	A-24
3.2	Capital Structure	A-24
3.3	Authority; Non-Contravention; Approvals	A-25
3.4	Anti-Takeover Statutes Not Applicable	A-26
3.5	SEC Filings; Company Financial Statements; No Undisclosed Liabilities	A-26
3.6	Absence of Certain Changes or Events	A-27
3.7	Taxes	A-27
3.8	Intellectual Property	A-28
3.9	Compliance with Legal Requirements	A-30
3.10	Legal Proceedings; Orders	A-32
3.11	Brokers’ and Finders’ Fees	A-33

A-i

3.12	Employee Benefit Plans	A-33
3.13	Title to Assets; Real Property	A-34
3.14	Environmental Matters	A-34
3.15	Labor Matters	A-35
3.16	Company Contracts	A-35
3.17	Books and Records	A-37
3.18	Insurance	A-37
3.19	Code of Ethics	A-37
3.20	Opinion of Financial Advisor	A-37
3.21	Shell Company Status	A-37
3.22	Government Contracts	A-37
3.23	Interested Party Transactions	A-37
3.24	Bank Accounts; Deposits	A-37
3.25	Disclosure; Company Information	A-38
3.26	Exclusivity of Representations; Reliance	A-38
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLERS		A-38
4.1	Ownership of F-Star Share Capital and Loan Notes	A-38
4.2	Authority; Non-Contravention	A-39
4.3	Tax Matters	A-39
4.4	Disclosure; Seller Information	A-39
4.5	Ownership of Company Capital Stock; Affiliates	A-39
4.6	Exclusivity of Representations; Reliance	A-40
ARTICLE 5 CONDUCT OF BUSINESS PENDING THE CLOSING		A-40
5.1	Conduct of Company Business	A-40
5.2	Conduct of F-Star Business	A-43
ARTICLE 6 ADDITIONAL AGREEMENTS		A-45
6.1	Registration Statement; Proxy Statement	A-45
6.2	Company Stockholders’ Meeting	A-46
6.3	Access to Information; Confidentiality	A-47
6.4	Regulatory Approvals and Related Matters	A-48
6.5	Director Indemnification and Insurance	A-48
6.6	Notification of Certain Matters	A-50
6.7	Public Announcements	A-50
6.8	Conveyance Taxes	A-51
6.9	Board of Directors and Officers	A-51
6.10	Non-Solicitation by Company and F-Star	A-51
6.11	Restrictions on Transfer	A-53
6.12	Joinder Agreements; Seller Lock-Up Agreements	A-53
6.13	Listing; Symbol	A-53
6.14	Section 16 Compliance	A-53
6.15	F-Star Share Incentives	A-54
6.16	F-Star Replacement ESOP	A-57
6.17	Allocation Certificate	A-58
6.18	Employee Matters	A-58
6.19	Disclosure Schedules	A-58
6.20	Tax Matters	A-58
6.21	Legends	A-58
6.22	Permitted Dispositions; Approved Development Transaction	A-59
6.23	Company Reverse Stock Split	A-59
6.24	Company Options and Company RSUs	A-59
6.25	Stockholder Litigation	A-60
6.26	Termination of Contracts	A-60

A-ii

6.27	Company Lease Obligations	A-60
6.28	F-Star Financials	A-60
6.29	Articles of Association	A-60
6.30	Equity Commitment Exchange	A-60
6.31	F-Star Pre-Closing Financing	A-60
ARTICLE 7 CONDITIONS TO THE CLOSING		A-60
7.1	Conditions to Obligation of Each Party to Effect the Acquisition	A-60
7.2	Additional Conditions to Obligations of F-Star and Sellers	A-61
7.3	Additional Conditions to Obligations of Company	A-62
ARTICLE 8 TERMINATION		A-63
8.1	Termination	A-63
8.2	Effect of Termination	A-64
8.3	Expenses; Termination Fees	A-65
ARTICLE 9 GENERAL PROVISIONS		A-66
9.1	Notices	A-66
9.2	Amendment	A-67
9.3	Headings	A-67
9.4	Severability	A-67
9.5	Entire Agreement	A-67
9.6	Successors and Assigns	A-67
9.7	Parties in Interest	A-67
9.8	Waiver	A-67
9.9	Remedies Cumulative; Specific Performance	A-68
9.10	Governing Law; Venue; Waiver of Jury Trial	A-68
9.11	Counterparts and Exchanges by Electronic Transmission or Facsimile	A-68
9.12	Attorney Fees	A-68
9.13	Cooperation	A-68
9.14	Limited Survival of Representations and Warranties	A-69
9.15	Construction	A-69

Exhibits

Exhibit A	Certain Definitions
Exhibit B	Form of Company Lock-up Agreement
Exhibit C	Form of Seller Lock-up Agreement
Exhibit D	Form of Company Voting Agreement
Exhibit E-1	Form of STING Agonist CVR Agreement
Exhibit E-2	Form of STING Antagonist CVR Agreement
Exhibit F	Form of Deed of Termination – Shareholders’ Agreement
Exhibit G	Form of Joinder Agreement
Exhibit H	Sample Net Cash Calculation
Exhibit I	Closing Articles of Association
Exhibit J	Sample Exchange Ratio Calculation

A-iii

Schedules

Schedule I	Sellers
Schedule II	Company Lock-up Agreement Parties
Schedule III-A	Seller Lock-up Agreement Parties
Schedule III-B	Additional Seller Lock-up Agreement Parties
Schedule IV	Company Voting Agreement Parties
Schedule V	F-Star Pre-Closing Financing Subscription Amounts
Schedule VI	Company Director and Officer Resignations
Schedule 5.1	Conduct of Company Business
Schedule 5.1(t)	Vendors
Schedule 5.2	Conduct of F-Star Business
Schedule 6.9	Director and Officer Appointees
Schedule 6.26	Termination of Contracts

Company Disclosure Schedule

F-Star Disclosure Schedule

A-iv

SHARE EXCHANGE AGREEMENT

THIS SHARE EXCHANGE AGREEMENT is made and entered into as of July 29, 2020 (this “Agreement”) by and among Spring Bank Pharmaceuticals, Inc., a Delaware corporation (“Company”), F-Star Therapeutics Limited, a company registered in England and Wales with company number 11532458 (“F-Star”), and the Persons listed on Schedule I hereto (including each Person, if any, who executes a Joinder Agreement as contemplated by Sections 6.11 and 6.12) (“Sellers”). F-Star, Company and each Seller are each a “Party” and referred to collectively herein as the “Parties.” Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, Sellers own, as of the date hereof, all of the F-Star Issued Share Capital and the 2019 Loan Notes outstanding as of the date hereof that are convertible into shares in the capital of F-Star;

WHEREAS, Sellers desire to sell to Company, and Company desires to purchase from Sellers, all of the F-Star Shares in exchange for shares of Company Common Stock, with the result of F-Star becoming a wholly-owned Subsidiary of Company, in each case on the terms and conditions set forth herein;

WHEREAS, the board of directors of Company (i) has determined that this Agreement and the Contemplated Transactions to which the Company is or will be a party are fair to, and in the best interests of, Company and its stockholders, (ii) has approved, adopted and declared advisable this Agreement and the Contemplated Transactions to which the Company is or will be a party and (iii) has determined to recommend that the Company Stockholders vote to approve the Company Stockholder Approval Matters;

WHEREAS, after the Company Stockholder Approval, but prior to the Closing, (i) all of the issued F-Star Seed Preference Shares and F-Star Series A Preference Shares shall be converted (the “Share Conversion”) into F-Star Ordinary Shares and (ii) the 2019 Loan Notes shall be converted into F-Star Ordinary Shares pursuant to the 2019 Loan Note Conversion (collectively, the “F-Star Conversion Shares”);

WHEREAS, as a condition to the willingness of F-Star and Sellers to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Persons listed on Schedule II, and each Company Stockholder affiliated with any such Person, is entering into a lock-up agreement in substantially the form of Exhibit B attached hereto (the “Company Lock-up Agreements”) concurrently with the execution and delivery of this Agreement;

WHEREAS, as a condition to the willingness of Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Sellers listed on Schedule III-A is entering into a lock-up agreement in substantially the form of Exhibit C attached hereto (the “Seller Lock-up Agreements”) concurrently with the execution and delivery of this Agreement;

WHEREAS, as a condition to the willingness of F-Star and Sellers to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the officers and directors of Company listed on Schedule IV is entering into a voting agreement in substantially the form of Exhibit D attached hereto (the “Company Voting Agreement”), in favor of F-Star and Sellers, pursuant to which such officers and directors have agreed, among other things, to vote their shares of Company Common Stock in favor of the Company Stockholder Approval Matters;

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition of the willingness of Company to enter into this Agreement, each Investor has executed an Equity Commitment Letter in the form of the document set out in the Forms Folder in the F-Star Data Room pursuant to which such Investor has agreed to enter into a Subscription Agreement in the form of the document set out in the Forms Folder in the F-Star Data Room to purchase F-Star Ordinary Shares prior to the Closing upon the terms and subject to the conditions set forth in the Subscription Agreement in connection with the F-Star Pre-Closing Financing; and

WHEREAS, one or more additional investors (each, an “Additional Investor” and collectively the “Additional Investors”) may after the date of this Agreement enter into one or more additional equity commitments letters in the form of the Equity Commitment Letter (the “Additional Equity Commitment Letters”) pursuant to which such Additional Investors will also agree to enter into a Subscription Agreement in the form of the document set out in the Forms Folder in the F-Star Data Room to purchase F-Star Ordinary Shares prior to the Closing upon the terms and subject to the conditions set forth in the Subscription Agreement in connection with the F-Star Pre-Closing Financing.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

THE ACQUISITION

1.1 The Acquisition. Upon the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall (on a several and not joint basis) sell, transfer and convey to Company, and Company shall purchase from Sellers, all of the F-Star Shares free from all Encumbrances. The F-Star Shares shall be sold with all rights attaching to them at Closing or subsequently, including the rights to receive all dividends and other distributions declared, made or paid on F-Star Shares after Closing. Company shall not be obliged to complete the purchase and sale of the F-Star Shares unless the purchase and sale of all the F-Star Shares is completed simultaneously. Each Seller hereby waives any rights of preemption or other restrictions on transfer in respect of the F-Star Shares, whether conferred by the Articles of Association, the Shareholders’ Agreement or otherwise, in respect of the transfers of the F-Star Shares contemplated by this Agreement and approves such transfer for the purposes of the Shareholders’ Agreement, Articles of Association or otherwise. The purchase and sale of the F-Star Shares pursuant to this Agreement is referred to herein as the “Acquisition.”

1.2 Closing. Unless this Agreement has been terminated and the Contemplated Transactions have been abandoned pursuant to Section 8.1, and subject to the satisfaction or waiver of the conditions set forth in Article 7, the consummation of the Acquisition (the “Closing”) will take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts, as soon as possible (but in any event no later than two (2) Business Days) after satisfaction or waiver of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition), or at such other time, date and place as F-Star and Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

1.3 Company Name Change. Unless otherwise determined by F-Star, Company and F-Star will take any and all action necessary to change Company’s name to “F-Star Therapeutics, Inc.” effective immediately following the Closing.

1.4 F-Star Securities.

(a) F-Star Shares. Each F-Star Share in issue immediately prior to the Closing will be sold to Company by the Seller that owns such F-Star Share in consideration for such number of duly authorized, validly issued, fully paid and non-assessable shares of Company Common Stock as is equal to the Exchange Ratio, rounded to the nearest whole share of Company Common Stock (after aggregating all fractional shares of Company Common Stock issuable to such Seller) (the “Acquisition Consideration”).

(b) F-Star Options and F-Star RSUs. Each F-Star Option that is outstanding and unexercised immediately prior to the Closing and each F-Star RSU will be treated in accordance with Section 6.15.

(c) Adjustments to Exchange Ratio. The Exchange Ratio will be calculated in the manner described in the definition of “Exchange Ratio” on Exhibit A hereto and will be appropriately adjusted to reflect fully the effect of any stock split, reverse split (including the Company Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), stock dividend (including any dividend or distribution of securities convertible into shares in the F-Star Share Capital or Company Common Stock), reorganization, recapitalization or other like change with respect to shares in the F-Star Share Capital or Company Common Stock occurring after the date hereof and prior to the Closing.

(d) No Fractional Shares. No fractional shares of Company Common Stock will be issued in connection with the Acquisition, and no certificates or scrip for any such fractional shares of Company Common Stock will be issued. Sellers will not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Company with respect to any such fractional shares of Company Common Stock that would have otherwise been issued to such Seller.

(e) Share Conversion. Conditional upon the Company Stockholder Approval, each Seller hereby irrevocably agrees to the Share Conversion upon the terms described herein, which shall be deemed to occur immediately prior to the Closing.

1.5 Calculation of Net Cash.

(a) Not less than five (5) calendar days prior to the anticipated date for Closing (the “Anticipated Closing Date”), Company will deliver to F-Star a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Company’s good faith, estimated calculation of Net Cash (the “Net Cash Calculation” and the date of delivery of such schedule, the “Delivery Date”) as of the close of business on the last Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”) prepared and certified by Company’s Chief Financial Officer (or if there is no Chief Financial Officer, Company’s principal accounting officer). Company shall make available to F-Star, as requested by F-Star, the work papers and back-up materials used in or reasonably relevant to the preparation of the Net Cash Schedule and, if reasonably requested by F-Star, Company’s accountants and counsel at reasonable times and upon reasonable advance notice.

(b) Within three (3) calendar days after the Delivery Date (the last day of such period, the “Response Date”), F-Star shall have the right to dispute any part of the Net Cash Calculation by delivering a written notice to that effect to Company (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Net Cash Calculation F-Star reasonably believes to be necessary and appropriate.

(c) If, on or prior to the Response Date, F-Star notifies Company in writing that it has no objections to the Net Cash Calculation or, if F-Star fails to deliver a Dispute Notice as provided in Section 1.5(b) by 11:59 p.m. Eastern Time on the Response Date, then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for all purposes under this Agreement.

(d) If F-Star timely delivers a Dispute Notice to Company, then Representatives of Company and F-Star shall promptly meet and attempt in good faith to resolve any disputes between them regarding the Net Cash Calculation and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for all purposes under this Agreement.

(e) If Representatives of Company and F-Star are unable to negotiate an agreed-upon determination of Net Cash as of the Cash Determination Time pursuant to Section 1.5(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Company and F-Star may mutually agree upon), then any remaining matters in dispute regarding the calculation of Net Cash shall be referred to Grant Thornton LLP (the “Accounting Firm”). At the Accounting Firm’s request, (i) Company shall promptly make available or deliver to the Accounting Firm such work papers and back-up materials used by Company in preparing the Net Cash Schedule as the Accounting Firm reasonably requests, and (ii) F-Star shall promptly make available or deliver to the Accounting Firm such work papers and back-up materials used by F-Star in disputing Company’s Net Cash Calculation as the Accounting Firm reasonably requests, and Company and F-Star shall use commercially reasonable efforts to cause the Accounting Firm to resolve all remaining matters in dispute within five (5) Business Days of accepting its selection. Company and F-Star shall be afforded the opportunity to present to the Accounting Firm any material related to all matters in dispute and to discuss the basis for such dispute with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Company and F-Star. The determination of the Accounting Firm shall be limited to the matters in dispute submitted to the Accounting Firm for final determination. The Accounting Firm shall act as an expert and not as an arbitrator and shall be instructed to resolve only such matters relating to the calculation of Net Cash as are then in dispute. The resolution of the matters in dispute made by the Accounting Firm and the resulting calculation of the amount of Net Cash giving effect to such resolution shall be made in writing and delivered to each of Company and F-Star, shall be final and binding on Company and F-Star and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for all purposes under this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 1.5(e). The fees and expenses of the Accounting Firm shall be allocated between Company and F-Star in the same proportion that the amount of the matters in dispute that were unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total amount of all disputed matters resolved by the Accounting Firm. If this Section 1.5(e) applies as to the determination of the Net Cash at the Cash Determination Time described in Section 1.5(a), upon resolution of the matters in dispute in accordance with this Section 1.5(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Company or F-Star may request a redetermination of Net Cash (using the principles established by the Accounting Firm in resolving the matters in dispute pursuant to this Section 1.5(e)) if the Closing Date is more than seven (7) calendar days after the Anticipated Closing Date.

(f) In the event that Net Cash, as finally determined pursuant to this Section 1.5, exceeds the Net Cash Limit, Company shall declare and pay the Permitted Dividend to holders of Company Common Stock of record as of immediately prior to the Closing.

1.6 F-Star Loan Notes. Capitalized terms used in this Section 1.6 and not otherwise defined have the respective meanings ascribed in the 2019 Loan Note Instrument.

(a) F-Star and each of the 2019 Loan Note Holders (representing a Noteholder Majority) by their execution and delivery of this Agreement hereby irrevocably agree and acknowledge that this Agreement constitutes notice in writing that the F-Star Pre-Closing Financing will constitute a Relevant Fundraising for the purposes of the 2019 Loan Note Instrument notwithstanding that the aggregate proceeds of the F-Star Pre Closing Financing together with the nominal value of the 2019 Loan Notes which are converting are less than $50,000,000 in the aggregate.

(b) On the Closing Date immediately subsequent to the Share Conversion and simultaneously with the issuance of the F-Star Ordinary Shares in the F-Star Pre-Closing Financing, the 2019 Loan Notes shall automatically convert into fully paid F-Star Ordinary Shares (being, the class of Senior Shares as such term is defined in the 2019 Loan Note Instrument) in accordance with the terms of Part 2 of Schedule 2 to the 2019 Loan Note Instrument and the terms described below (the “2019 Loan Note Conversion”). The 2019 Loan Note Holders, each by their execution and delivery of this Agreement as a Seller, hereby irrevocably agree and acknowledge as follows with respect to the 2019 Loan Note Conversion:

(i) the applicable Conversion Price (as such term is used in Part 2 of Schedule 2 to the 2019 Loan Note Instrument) shall be an amount equal to eighty percent (80%) of the price paid per F-Star Ordinary Share by participants in the F-Star Pre-Closing Financing and neither such price nor the number or nominal value of the F-Star Ordinary Shares issued pursuant to the 2019 Loan Note Conversion shall be subject to any adjustment under clause 2.6 of Part 2 of Schedule 2 to the 2019 Loan Note Instrument;

(ii) this Agreement shall constitute due prior written notice by F-Star of a Conversion Event (as such term is used in Part 2 of the Schedule 2 to the 2019 Loan Instrument) in accordance with the terms of paragraph 1.3, of Part 2 of Schedule 2 to the 2019 Loan Note Instrument;

(iii) each 2019 Loan Note Holder undertakes to F-Star that it will, prior to the 2019 Loan Note Conversion, deliver to F-Star its original certificate in respect of the 2019 Loan Notes it holds (or an indemnity in a form acceptable to F-Star and Company in respect thereof);

(iv) that effective upon the 2019 Loan Note Conversion, neither F-Star nor Company shall have any further obligations to such 2019 Loan Note Holder (other than the issuance by F-Star of F-Star Ordinary Shares on the terms contemplated herein); and

(v) for the purposes of the 2019 Loan Note Instrument, each 2019 Loan Note Holder (representing, for such purposes, a Noteholder Majority) hereby approves the form and adoption by F-Star of the Closing Articles of Association.

(c) Each 2019 Loan Note Holder hereby irrevocably (i) undertakes, subject to Section 6.11(b), to not transfer any of the 2019 Loan Notes in advance of the 2019 Loan Note Conversion and (ii) consents to the 2019 Loan Note Conversion upon the terms stated herein; and (iii) hereby agrees that with effect from closing of the 2019 Loan Note Conversion, each 2019 Loan Note shall have been duly satisfied and as a result, the terms of the 2019 Loan Note Instrument as applicable to the 2019 Loan Notes constituted thereby, shall be terminated and of no further force or effect as between F-Star and the 2019 Loan Note Holders.

1.7 Contingent Value Rights.

(a) Each holder of Company Common Stock of record as of immediately prior to the Closing shall be entitled to (i) one (1) contractual contingent value right (a “STING Agonist CVR”) issued by Company, subject to and in accordance with the terms and conditions of the CVR Agreement in the form of Exhibit E-1 attached hereto (the “STING Agonist CVR Agreement”), and (ii) one (1) contractual contingent value right (a “STING Antagonist CVR” and, together with the STING Agonist CVR, the “CVRs” and individually a “CVR”) issued by Company, subject to and in accordance with the terms and conditions of the CVR Agreement in the form of Exhibit E-2 attached hereto (the “STING Antagonist CVR Agreement” and, together with the STING Agonist CVR Agreement, the “CVR Agreements”) for each share of Company Common Stock held by such holder.

(b) At or prior to the Closing, Company and F-Star each shall authorize and duly adopt, execute and deliver, and Company will ensure that the Exchange Agent (in its capacity as Rights Agent (as defined in the CVR Agreements)) executes and delivers, the CVR Agreements, subject to any reasonable revisions to the CVR Agreements that are requested by the Exchange Agent (provided that such revisions are not, individually or in the aggregate, detrimental or adverse, taken as a whole, to any holder of a CVR). Company and F-Star shall cooperate, including by making changes to the forms of CVR Agreements, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any applicable state securities or “blue sky” laws.

1.8 Preliminary Consents and Associated Acknowledgments of Sellers.

(a) Sellers (including, for the avoidance of doubt, any Person who becomes a Seller by execution of a Joinder Agreement after the date hereof) hereby, on a several and not joint basis:

(i) consent and agree for the purpose of each applicable provision of the Shareholders’ Agreement, the Articles of Association and otherwise, to the adoption by F-Star of the Closing Articles of Association and to F-Star entering into this Agreement and taking all such actions as may be required for the purpose of effecting the Contemplated Transactions; and

(ii) acknowledge and agree that, for the purpose of the Articles of Association, the Conversion Ratio (as defined in the Articles of Association and as it applies to any share of any class in the capital of F-Star) that is to be applied in connection with the Share Conversion and the Acquisition shall not be subject to any adjustment in accordance with Article 9.7 of the Articles of Association.

(b) Such of the Sellers who are holders of F-Star Series A Preference Shares and F-Star Seed Preference Shares, on a several and not joint basis, hereby consent and agree to the conversion of all of their F-Star Series A Preference Shares and F-Star Seed Preference Shares into F-Star Ordinary Shares in accordance with the terms of this Agreement and such agreement shall hereby be deemed to constitute;

(i) notice of a Qualified Preference Majority under Article 9.1 of the Articles of Association (as that term is therein defined); and

(ii) acknowledgement and agreement that notwithstanding Article 9.2(a) of the Articles of Association, the Share Conversion will take effect immediately prior to Closing in accordance with this Agreement and not on the date of the notice given pursuant to this Agreement.

(c) F-Star and Sellers (including, for the avoidance of doubt, any Person who becomes a Seller by execution of a Joinder Agreement after the date hereof), on a several and not joint basis, hereby agree that:

(i) Articles 5 and 6 of the Articles of Association will not apply for the purpose of the Acquisition, with the allocation and distribution of the Proceeds of Sale (as defined in the Articles of Association) as among Sellers to be governed by the terms of this Agreement; and

(ii) subject to and with effect from Closing, the Shareholders’ Agreement will terminate, and each party to the Shareholders’ Agreement shall, prior to the Closing, deliver to the Company a deed of termination to the Shareholders’ Agreement substantially in such form attached as Exhibit F (the “Deed of Termination-Shareholders’ Agreement”) subject to and with effect from Closing, releasing and discharging each other party thereto from all claims or demands under or in connection with the Shareholders’ Agreement.

(d) Each Seller (including, for the avoidance of doubt, any Person who becomes a Seller by execution of a Joinder Agreement after the date hereof) undertakes to F-Star that such Seller will, prior to the Share Conversion, deliver to F-Star for cancellation all original certificates (or an indemnity in a form acceptable to F-Star in respect thereof) for all F-Star Seed Preference Shares and F-Star Series A Preference Shares held by such Seller that are to be converted into F-Star Ordinary Shares pursuant to the Share Conversion.

1.9 Delivery of Acquisition Consideration.

(a) Exchange Agent. On or prior to the Closing Date, Company will select Computershare Trust Company N.A. or another reputable bank or trust company reasonably acceptable to F-Star to act as exchange agent in connection with the Acquisition and the other Contemplated Transactions (the “Exchange Agent”). At or prior to the Closing, Company will issue and cause to be deposited with the Exchange Agent, for the benefit of Sellers, for exchange in accordance with this Article 1, through the Exchange Agent, uncertificated book-entries representing such aggregate number of shares of Company Common Stock to be issued pursuant to Section 1.4, and, after the Closing, the Exchange Agent shall be authorized to issue the shares of Company Common Stock in accordance with this Agreement.

(b) Exchange Procedures. On or prior to the Closing, each Seller, as a condition to receiving the applicable Acquisition Consideration, will deliver to the Exchange Agent (i) a duly executed stock transfer form in favor of Company in customary form approved by Company in respect of the F-Star Shares held by such Seller, and (ii) in respect of all F-Star Shares held by such Seller, certificate(s) evidencing title to such shares or an indemnity for any lost certificates made in favor of F-Star and Company in a form reasonably acceptable to Company. As promptly as practicable after receipt by the Exchange Agent from a Seller of the aforementioned stock transfer form and F-Star share certificate(s), together with such other customary documents as may reasonably be required by the Exchange Agent or Company, such Seller shall receive, from the Exchange Agent, in exchange therefor, a number of whole shares of Company Common Stock represented, at such Seller’s election, by book entry or certificated shares equal to the number of whole shares of Company Common Stock that such Seller has the right to receive pursuant to the provisions of Section 1.4.

(c) Transfers of Ownership. If any shares of Company Common Stock are to be issued in a name other than that in which the F-Star share certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the F-Star share certificate so surrendered will be in proper form for transfer and that the Person requesting such exchange will have paid to Company or any Person designated by it any transfer or other Taxes required by reason of the issuance of the shares of Company Common Stock in any name other than that of the registered holder of the F-Star share certificate surrendered, or established to the satisfaction of Company or any agent designated by it that such Tax has been paid or is not payable.

(d) Withholding Rights. Each of the Exchange Agent, Company and F-Star will be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement any amounts that are required to be deducted or withheld from that consideration under the Code, Treasury Regulations promulgated under the Code or any provisions of applicable state, local or foreign Tax law. To the extent any amounts are withheld in accordance with the provisions of this Agreement and are paid over to the applicable Governmental Body, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.10 Power of Attorney.

(a) Appointment and Powers. Each Seller hereby nominates and appoints Company, with effect from the Closing, to be its lawful agent, proxy and attorney, and grants to Company a power-of-attorney, with full power to exercise all rights pertaining to any F-Star Shares registered in the name of such Seller as Company in its absolute discretion sees fit, including (but not limited to):

(i) receiving notice of, attending and voting at any general meeting of the members of F-Star, including meetings of the members or any particular class of members, and all or any adjournments of such meetings, or signing any resolution as registered holder of such F-Star Shares;

(ii) completing and returning proxy cards, consents to short notice and any other documents required to be signed by the registered holder of such F-Star Shares;

(iii) except in respect of the Acquisition Consideration, dealing with and giving directions as to any moneys, securities, benefits, documents, notices or other communications (in whatever form) arising by right of such F-Star Shares or received in connection with such F-Star Shares from F-Star or any other Person; and

(iv) otherwise executing, delivering and doing all deeds, instruments and acts in such Seller’s name insofar as may be properly done in that Seller’s capacity as registered holder of such F-Star Shares.

(b) Sellers’ Undertakings. Each Seller undertakes, with effect from Closing, in respect of each F-Star Share then registered in such Seller’s name, and for so long as such F-Star Share remains registered in such Seller’s name:

(i) not to exercise any rights attaching to such F-Star Share or exercisable in such Seller’s capacity as registered holder of such F-Star Share without Company’s prior written consent;

(ii) with respect to the Acquisition Consideration, to hold on trust for Company all dividends and other distributions received by such Seller in respect of such F-Star Share and promptly notify Company of anything received by such Seller in such Seller’s capacity as registered holder of such F-Star Share;

(iii) to act promptly in accordance with Company’s instructions in relation to any rights exercisable or anything received by such Seller in such Seller’s capacity as registered holder of such F-Star Share; and

(iv) to ratify and confirm whatever Company does or purports to do in good faith in the exercise of any power conferred by this power of attorney.

(c) Duration. The power of attorney granted by each Seller pursuant to this Section 1.10 shall expire on the date on which Company is entered into F-Star’s register of members as the holder of the F-Star Shares that were registered in the name of such Seller at the Closing. For such purposes and following its receipt of all original stock transfer forms required to be delivered to it pursuant to this Agreement, F-Star, on Company’s behalf, shall promptly submit the same to HM Revenue & Customs for stamping.

1.11 No Further Rights. The Acquisition Consideration delivered upon the surrender for exchange of F-Star Shares in accordance with the terms of this Agreement will be deemed to have been issued in full satisfaction of all rights pertaining to such shares.

1.12 Additional Actions. If, at any time after the Closing, Company shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in it its right, title and interest in, to or under any of the rights, privileges, powers or franchises of the F-Star Shares, or (b) otherwise to carry out the purposes of this Agreement, Company and its proper officers and directors or their designees shall be authorized (i) to execute and deliver, in the name and on behalf of each Seller and F-Star, all such deeds, bills of sale, assignments and assurances and (ii) to do, in the name and on behalf of each Seller and F-Star, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm Company’s right, title and interest in, to and under any of the rights, privileges, powers or franchises of F-Star Shares and otherwise to carry out the purposes of this Agreement; provided that, prior to executing and delivering any deed, bill of sale, assignment or assurance or doing any other act or thing in the name of and on behalf of any Seller pursuant to this Section 1.12, Company shall use reasonable efforts to contact such Seller and request that such Seller execute and deliver such deed, bill of sale, assignment or assurance or do such other act or thing.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF F-STAR

F-Star represents and warrants to Company as follows (it being understood that each representation and warranty contained in this Article 2 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the F-Star Disclosure Schedule corresponding to the particular Section or subsection in this Article 2 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part or subpart of the F-Star Disclosure Schedule by reference to another part or subpart of the F-Star Disclosure Schedule; and (c) any exception or disclosure set forth in any other part or subpart of the F-Star Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty):

2.1 Organization and Qualification; Charter Documents.

(a) Part 2.1(a) of the F-Star Disclosure Schedule identifies each Subsidiary of F-Star and indicates its jurisdiction of organization. None of the F-Star Companies own any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the F-Star Disclosure Schedule. None of the F-Star Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future equity investment in or capital contribution to any other Entity.

(b) Each of the F-Star Companies is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority: (i) to conduct its businesses in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all F-Star Contracts by which it is bound, except where the failure to have such corporate power and authority would not, individually or in the aggregate, have an F-Star Material Adverse Effect. The Organizational Documents of each F-Star Company, copies of which have previously been made available to Company, are true, correct and complete copies of such documents as currently in effect and no F-Star Company is in violation of any provision thereof in any material respect.

(c) Each of the F-Star Companies (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have an F-Star Material Adverse Effect.

2.2 Capital Structure.

(a) As of the date hereof, the issued share capital of F-Star consists of (i) 16,265,864 ordinary shares of F-Star, par value £0.01 per share (“F-Star Ordinary Shares”), (ii) 103,611 seed voting preference shares of F-Star, par value £0.01 per share (“F-Star Seed Preference Shares”), and (iii) 1,441,418 series A voting preference shares of F-Star, par value £0.01 per share (“F-Star Series A Preference Shares” and such issued F-Star Series A Preference Shares, together with such issued F-Star Ordinary Shares and such issued F-Star Seed Preference Shares, collectively, “F-Star Issued Share Capital”). In the 2019 Loan Note Conversion, each 2019

Loan Note will convert into a number of F-Star Ordinary Shares equal to the quotient of (x) the aggregate principal amount plus interest accruing under such 2019 Loan Note divided by (y) an amount equal to eighty percent (80%) of the price paid per F-Star Ordinary Share by participants in the F-Star Pre-Closing Financing, rounded down to the nearest whole F-Star Ordinary Share. In the Share Conversion, the F-Star Seed Preference Shares and F-Star Series A Preference Shares will convert into an aggregate of 1,545,029 F-Star Ordinary Shares. All F-Star Issued Share Capital is, and immediately prior to Closing, all F-Star Shares will be, duly authorized, validly issued and fully paid and was, or will be, issued in compliance with all applicable Legal Requirements. Part 2.2(a) of the F-Star Disclosure Schedule sets forth the complete and accurate capitalization (excluding F-Star Options and F-Star RSUs) of the F-Star Companies as of the date hereof (including the name of each holder of F-Star Issued Share Capital and 2019 Loan Notes and the number of shares in the F-Star Issued Share Capital and 2019 Loan Notes held by such holder). As of the date of this Agreement, assuming that the F-Star Pre-Closing Financing (for purposes of this sentence, assuming the F-Star Pre-Closing Financing consists solely of the issuance of F-Star Share Capital) were consummated for the Target Proceeds on the date hereof and F-Star Ordinary Shares were subscribed for in the F-Star Pre-Closing Financing at a price of $1.49 per F-Star Ordinary Share resulting in aggregate gross proceeds to F-Star equal to the Target Proceeds and that the Conversions occurred on the date of this Agreement, there would be 47,144,686 F-Star Ordinary Shares issued, 5,063,660 F-Star Ordinary Shares issuable upon the exercise of the F-Star Options, and 620,000 F-Star Ordinary Shares issuable upon the vesting of the F-Star RSUs and no other shares in the F-Star Share Capital would be issued or issuable upon the exercise or conversion of any securities of F-Star or upon the exchange of any such securities and no Person would have the right to cause F-Star to issue any shares in the F-Star Share Capital except for the issuance of F-Star Ordinary Shares upon the exercise of certain F-Star Options or vesting of certain F-Star RSUs that Company or F-Star, on behalf of Company, have the right and obligation to procure the compulsory purchase of pursuant to Section 6.15. As of the Closing, Part 2.2(a) of the F-Star Disclosure Schedule, as updated pursuant to Section 6.19 and delivered to Company prior to the Closing, will set forth the complete and accurate capitalization (excluding F-Star Options and F-Star RSUs) of the F-Star Companies after giving effect to the issuance of F-Star Ordinary Shares in the F-Star Pre-Closing Financing, the Conversions, and the issuance of F-Star Ordinary Shares pursuant to the exercise of F-Star Options or the vesting of F-Star RSUs, in each case, outstanding on the Closing Date in accordance with the terms under the F-Star Equity Plans and any other securities issued after the date hereof in accordance with Section 5.2(b). As of the Closing, all of the F-Star Share Capital listed on such updated Part 2.2(a) of the F-Star Disclosure Schedule will constitute F-Star Shares hereunder and no other shares in the F-Star Share Capital would be issued or issuable upon the exercise or conversion of any securities of F-Star or upon the exchange of any such securities and no Person would have the right to cause F-Star to issue any shares in the F-Star Share Capital except for the issuance of F-Star Ordinary Shares upon the exercise of certain F-Star Options or the vesting of certain F-Star RSUs that Company or F-Star, on behalf of Company, have the right and obligation to procure the compulsory purchase of pursuant to Section 6.15.

(b) As of the date hereof, F-Star had reserved an aggregate of 5,633,347 F-Star Ordinary Shares for issuance under the F-Star EIP, under which options were outstanding for an aggregate of 4,713,542 F-Star Ordinary Shares and F-Star RSUs were outstanding for an aggregate of 620,000 F-Star Ordinary Shares. Options under the F-Star Legacy Plans are outstanding representing a total of 350,118 F-Star Ordinary Shares and no further F-Star Options may be granted under the F-Star Legacy Plans. All F-Star Ordinary Shares subject to issuance pursuant to an F-Star Option or an F-Star RSU, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable and would be issued in compliance with all applicable Legal Requirements. The document in the Part 2.2(b) Folder in the F-Star Data Room lists each outstanding F-Star Option and F-Star RSU outstanding as of the date hereof, the name of the holder of such option or unit, the number of shares subject to such option or unit, the exercise price of such option, the vesting schedule and termination date of such option or unit, and whether the exercisability of such option or vesting or settlement of such unit will be accelerated in any way by the Contemplated Transactions. Each F-Star Option was granted with an exercise price not less than the fair market value of an F-Star Ordinary Share on the date such option was approved by the board of directors of

F-Star or an authorized committee or representative thereof. All F-Star Options and all F-Star RSUs were granted under the F-Star Equity Plans.

(c) Except as set forth on Part 2.2(c) of the F-Star Disclosure Schedule: (i) none of the shares of F-Star Share Capital or shares in the capital of any of F-Star’s Subsidiaries are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the shares of F-Star Share Capital or shares in the capital of any of F-Star’s Subsidiaries are subject to any right of first refusal; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the F-Star Companies having a right to vote on any matters on which the holders of shares of F-Star Share Capital or holders of shares in the capital of any of F-Star’s Subsidiaries have a right to vote; (iv) except for the Shareholders’ Agreement and the F-Star Pre-Closing Financing Agreements, there is no Contract to which an F-Star Company is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of F-Star Share Capital or shares in the capital of any of F-Star’s Subsidiaries; and (v) no F-Star Company is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any shares of F-Star Share Capital or shares in the capital of any of F-Star’s Subsidiaries or other securities. As of the date hereof, there are no shares of F-Star Share Capital that are subject to a repurchase option, risk of forfeiture or other condition under any Contract with F-Star or under which F-Star or, to the knowledge of F-Star, any Seller has any rights.

(d) Upon Closing and assuming the satisfaction or waiver of the conditions to Closing set forth in Article 7, Company will acquire all F-Star Shares free and clear of any Encumbrance, and pursuant to the provisions of Section 6.15, the Company or F-Star on the Company’s behalf, will have the right to acquire all shares in the F-Star Share Capital issuable after Closing upon the exercise of any F-Star Option or the vesting of any F-Star RSU which is not exchanged pursuant to the provisions of Section 6.15 free and clear of any Encumbrance.

2.3 Authority; Non-Contravention; Approvals.

(a) F-Star has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery by F-Star of this Agreement, the performance by F-Star of its obligations hereunder and the consummation by F-Star of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of F-Star. This Agreement has been duly executed and delivered by F-Star and, assuming the due authorization, execution and delivery of this Agreement by Company and Sellers, this Agreement constitutes the valid and binding obligation of F-Star, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity.

(b) Except as set forth in Part 2.3(b) of the F-Star Disclosure Schedule, the execution and delivery of this Agreement by F-Star does not, and the performance of this Agreement by F-Star will not, (i) conflict with or violate any Organizational Documents of any F-Star Company, (ii) subject to compliance with the requirements set forth in Section 2.3(c) below, conflict with or violate any Legal Requirement or Order applicable to the F-Star Companies or by which any of their respective properties are bound or affected, except for any such conflicts or violations that would not, individually or in the aggregate, have an F-Star Material Adverse Effect, or (iii) require an F-Star Company to make any filing with or give any notice to a Person, or to obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair F-Star’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the F-Star Companies, except, for purposes of this clause (iii), as would not, individually or in the aggregate, have an F-Star Material Adverse Effect.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is required by or with respect to F-Star in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filing of the Registration

Statement with the SEC, (ii) any filings contemplated by Section 6.4(a), or (iii) those consents obtained from Sellers by their execution and delivery of this Agreement by Sellers.

2.4 F-Star Financial Statements; No Undisclosed Liabilities.

(a) The audited consolidated financial statements (including any related notes thereto) consisting of results of operations and statements of changes in cash flow of F-Star and its Subsidiaries as of and for the years ended December 31, 2017, December 31, 2018 and December 31, 2019 (collectively, the “F-Star Audited Financials”), which include the comparative financial statements of F-star Delta Ltd only for the years ended December 31, 2017 and December 31, 2018, and the audited consolidated financial statements (including any related notes thereto) consisting of results of operations and statements of changes in cash flow F-star Beta Ltd (“Beta”) and F-star Biotechnologische Forschungs-und Entwicklungsges, M.B.H. (“GmbH” and, together with Beta, the “F-Star Predecessor Group”) as of the year ended December 31, 2018 and the period ended May 6, 2019 and the results of operations and statements of changes in cash flow for the years ended December 31, 2017 and December 31, 2018 and the period ended May 6, 2019 (collectively, the “F-Star Predecessor Audited Financials”) will, when delivered to Company, (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto and be suitable for inclusion in the Proxy Statement and the Registration Statement, (ii) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), (iii) fairly present, in all material respects, the consolidated financial position of the F-Star Companies or the F-Star Predecessor Group, as applicable, as at the respective dates thereof and the consolidated results of their operations and cash flows for the periods indicated and (iv) be consistent with, and have been prepared from, the books and records of the F-Star Companies or the F-Star Predecessor Group, as applicable.

(b) The unaudited consolidated financial statements (including any related notes thereto) representing the financial condition of F-Star Companies as of and for the six (6)-month period ended June 30, 2020 and the six (6)-month period ended June 30, 2019, and F-Star financial statements as of and for the period ending on any fiscal quarter end or annual period after the date hereof and prior to the Closing that are required to be included in the Registration Statement, if any, in each case together with the notes thereto (the “F-Star Unaudited Financials,” and together with the F-Star Audited Financials and the F-Star Predecessor Audited Financials, the “F-Star Financials”), will, when delivered to Company, (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto and be suitable for inclusion in the Proxy Statement and the Registration Statement, (ii) have been prepared in good faith, (iii) fairly present, in all material respects, the consolidated financial position of the F-Star Companies as at the respective dates thereof and the consolidated results of the F-Star Companies operations and cash flows for the periods indicated and (iv) be consistent with (subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount), and have been prepared from, the books and records of the F-Star Companies.

(c) F-Star maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. F-Star maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(d) As of the date of this Agreement, no F-Star Company has any liabilities (other than valuation adjustments in relation to financial instruments), indebtedness, obligations or expense of any kind, whether absolute, accrued, contingent, matured or unmatured or otherwise (each, a “Liability”), of a type required to be reflected in financial statements prepared in accordance with IFRS, which are, individually or in the aggregate, material to the business, results of operations or financial condition of the F-Star Companies taken as a whole, except for (i) Liabilities reflected on the F-Star Audited Financials or the F-Star Predecessor Audited Financials,

(ii) Liabilities incurred by any F-Star Company since the date of the F-Star Audited Financials in the ordinary course of business and which are not in excess of $250,000, in the aggregate, (iii) Liabilities incurred in connection with the Contemplated Transactions, (iv) Liabilities for performance of obligations of F-Star or any Subsidiary under any F-Star Contract (other than for breach thereof), and (v) Liabilities disclosed on Part 2.4(d) of the F-Star Disclosure Schedule. No F-Star Company has effected any “off-balance sheet arrangements” (as defined in Item 303(a) of SEC Regulation S-K) since January 1, 2017.

(e) Since January 1, 2017, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of F-Star, the board of directors of F-Star or any committee thereof.

(f) Since January 1, 2017, neither F-Star nor, to the knowledge of F-Star, its Representatives, have identified any fraud, whether or not material, that involves F-Star’s management or other employees who have a role in the preparation of financial statements or any claim or allegation regarding any of the foregoing. No F-Star Companies have identified or been made aware of any fraud, whether or not material, that involved F-Star’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by F-Star, any material illegal act or fraud related to the business of the F-Star Companies, or any claim or allegation regarding the foregoing.

2.5 Absence of Certain Changes or Events. From December 31, 2019 through the date hereof, each of the F-Star Companies has conducted its business in all material respects in the ordinary course of business consistent with past practice and there has not been (a) any event that has had an F-Star Material Adverse Effect or (b) any action, event or occurrence that would have required the consent of Company pursuant to Section 5.2 had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.6 Taxes. Each of the representations and warranties set forth in this Section 2.6 is qualified by “except as would not, individually or in the aggregate, have an F-Star Material Adverse Effect.”

(a) Each income Tax Return and each other material Tax Return that were required to be filed by or with respect to any F-Star Company has been timely filed (taking into account all valid extensions), and all such Tax Returns were true, complete and accurate in all respects. All Taxes due and payable by the F-Star Companies (whether or not shown on any Tax Return) have been timely paid, except to the extent such amounts are being contested in good faith and are properly reserved for on the books or records of the F-Star Companies to the extent any such reserve is required under IFRS.

(b) No waiver or agreement by or with respect to an F-Star Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by an F-Star Company in writing for any such extension or waiver.

(c) There are no liens for Taxes on any asset of an F-Star Company other than liens for Taxes not yet due and payable or Taxes contested in good faith and reserved against in accordance with IFRS.

(d) No F-Star Company is the subject of any currently ongoing Tax audit or other proceeding with respect to Taxes nor has any audit or other proceeding with respect to Taxes been proposed against any of them in writing, and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to Taxes have been paid in full or adequate accruals or reserves for any such deficiencies or assessments have been established and are reflected on Part 2.6(d) of the F-Star Disclosure Schedule and will be reflected in the F-Star Financials.

(e) All material Taxes that an F-Star Company has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Legal Requirements when due, have been duly and timely paid to the proper Governmental Body.

(f) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by any F-Star Company with any taxing authority or issued by any taxing authority to an F-Star Company. There are no outstanding rulings of, or request for rulings with, any

Governmental Body addressed to an F-Star Company that are, or if issued would be, binding on any F-Star Company.

(g) No F-Star Company is a party to any Contract with any Person (other than one or more F-Star Companies) relating to allocating or sharing the payment of, or Liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in agreements not primarily related to Taxes and entered into in the ordinary course of business). No F-Star Company has any Liability for the Taxes of any Person (other than one or more F-Star Companies) as a transferee or successor or otherwise by operation of Legal Requirements.

(h) Within the past two (2) years, no F-Star Company has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or unitary Tax Return under state, local or foreign Tax Legal Requirement (other than a group the common parent of which was F-Star).

(i) No F-Star Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Within the past two (2) years, no F-Star Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(k) No F-Star Company is, or ever has been, a “controlled foreign corporation,” as such term is defined in Section 957 of the Code.

(l) Except as set forth on Part 2.6(l) of the F-Star Disclosure Schedule, there is no obligation on any F-Star Company to deduct or withhold United Kingdom Tax in respect of any borrowing or other debt in respect of any premium, interest or other amount comprising such borrowing or other debt and no obligation on any F-Star Company to pay an increased sum where United Kingdom Tax is withheld or payable.

(m) No person has acquired any employment related securities (as defined in section 421B(8) of ITEPA) or any interest in any employment related securities and no person has acquired any securities options (as defined for the purposes of Part 7 of ITEPA), in each case, in relation to which an F-Star Company is, has been or will be the employer (as defined in section 421B(8) of ITEPA) and which would reasonably be expected to give rise to a United Kingdom Tax charge under Part 7 of ITEPA.

(n) No F-Star Company has at any time entered into or been party to any transactions, schemes or arrangements which either were notifiable arrangements for the purposes of Part 7 Finance Act 2004 (Disclosure of tax avoidance schemes) or was a notifiable scheme for the purposes of Schedule 11A VATA 1994 (Disclosure of avoidance schemes).

2.7 Intellectual Property.

(a) Part 2.7(a)(i) of the F-Star Disclosure Schedule lists all of the Patent Rights, Trademark Rights (including domain name registrations) and registered Copyrights owned solely by or registered solely to any F-Star Company as of the date hereof, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number thereof. Part 2.7(a)(ii) of the F-Star Disclosure Schedule lists, as of the date hereof, all of the Patent Rights, Trademark Rights (including domain name registrations) and registered Copyrights in which any F-Star Company has any co-ownership interest, other than those owned solely by an F-Star Company, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered, trademark applications have been filed and registered copyrights and copyright applications have been filed, along with the respective application, registration or filing number thereof. Part 2.7(a)(iii) of the F-Star Disclosure Schedule lists all of the third party Patent Rights, Trademark Rights (including domain name registrations) and registered Copyrights in which an F-Star Company has any exclusive right, title or interest, other than those owned solely or co-owned by an F-Star Company and identified in Part 2.7(a)(i) or 2.7(a)(ii) of the F-Star Disclosure Schedule.

(b) Part 2.7(b) of the F-Star Disclosure Schedule lists all Contracts in effect as of the date hereof under which any third party has licensed, granted or conveyed to any F-Star Company any right, title or interest in or to any F-Star IP Rights, other than (i) “shrink wrap” or “click through” license agreements accompanying widely available computer software that has not been modified or customized for an F-Star Company and where such software is not material to its business and (ii) when entered into in the ordinary course of business, material transfer agreements, clinical trial-related agreements (including Contracts with clinical research organizations), services agreements, non-disclosure agreements or other ordinary course Contracts with non-exclusive inbound licenses (including with research institutes). No F-Star Company and, to F-Star’s knowledge, no other party to any such Contract has breached or violated in any material respect or materially defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any such Contract.

(c) Part 2.7(c) of the F-Star Disclosure Schedule lists all Contracts in effect as of the date hereof under which an F-Star Company has licensed, granted or conveyed to any third party any right, title or interest in or to any F-Star IP Rights (collectively, “Out Licenses”); provided, that Out Licenses shall not include, when entered into in the ordinary course of business, material transfer agreements, clinical trial-related agreements (including Contracts with clinical research organizations), services agreements, non-disclosure agreements or other ordinary course Contracts with non-exclusive outbound licenses (including with research institutes). No F-Star Company and, to F-Star’s knowledge, no other party to any such contract has breached or violated in any material respect or materially defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any such Contract.

(d) The F-Star Companies own, co-own or otherwise possess legally enforceable rights in and to all F-Star Owned IP Rights, free and clear of all Encumbrances. The F-Star IP Rights that are owned by an F-Star Company and listed in Part 2.7(a)(i) of the F-Star Disclosure Schedule or co-owned by an F-Star Company and listed in Part 2.7(a)(ii) of the F-Star Disclosure Schedule (collectively, “F-Star Registered IP Rights”) are valid and subsisting and have not been found to be invalid or unenforceable by any Governmental Body. No third party is overtly challenging the right, title or interest of an F-Star Company in, to or under the F-Star Registered IP Rights, or the validity, enforceability or claim construction of any F-Star Registered IP Rights, and there is no opposition, cancellation, proceeding, objection or claim pending with regard to any F-Star Registered IP Rights. The F-Star Registered IP Rights are not subject to any outstanding order, judgment, decree or agreement affecting the F-Star Companies’ use thereof or their rights thereto. To the knowledge of F-Star, no valid basis exists for any of the foregoing challenges or claims. To the knowledge of F-Star, all necessary registration, maintenance and renewal fees in respect of the F-Star Registered IP Rights have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining such F-Star Registered IP Rights.

(e) Each F-Star Company has taken reasonable measures to protect and maintain the confidentiality of the Trade Secrets included in the F-Star Owned IP Rights. The F-Star Companies have not divulged, furnished to or made accessible any of their Trade Secrets to any Person except (x) pursuant to an enforceable written agreement to maintain the confidentiality of such Trade Secrets, (y) to the United States Patent and Trademark Office (or any of its foreign equivalents) or (z) in connection with the filing of an application to obtain patent protection for the embodiment of such Trade Secret, and the F-Star Companies otherwise take and have taken reasonable measures to maintain the confidentiality of their Trade Secrets. All current and former officers and employees of, and consultants and independent contractors, each F-Star Company who has contributed to the creation or development of any material F-Star Owned IP Rights (i) have assigned all of their respective ownership rights in such IP Rights to such F-Star Company pursuant to written agreements that have executed and delivered to such F-Star Company (containing no exceptions or exclusions from the scope of the coverage contained in such F-Star Company’s applicable form agreement) regarding the assignment to such F-Star Company (“IP Assignment Agreements”) and (ii) do not have any claim, right (whether or not currently exercisable) or interest to or in any F-Star Owned IP Rights. To the knowledge of F-Star, no current or former director, officer or employee of, or consultant or independent contractor to, any F-Star Company has breached any material term of any IP Assignment Agreements. All IP Assignment Agreements have been made available to Company.

(f) To the knowledge of F-Star and except for any statutory exception to infringement, no current activity of any F-Star Company violates or infringes (directly, contributorily, by inducement, or otherwise), misappropriates or violates any IP Rights of any third party or makes unlawful use of any IP Right of any other Person. No infringement, misappropriation, or similar claim is pending or, to the knowledge of F-Star, threatened against any F-Star Company or against any other Person who is or may be entitled to be indemnified, defended, held harmless, or reimbursed by any F-Star Company with respect to such claim. Since January 1, 2015, no F-Star Company has received any written notice nor are any of them subject to any actual or, to the knowledge of F-Star, threatened proceedings, claiming or alleging any of the foregoing.

(g) To the knowledge of F-Star, no F-Star Owned IP Rights are being infringed, misappropriated or unlawfully used by any Person nor has any Person previously infringed, misappropriated or unlawfully used any such F-Star Owned IP Rights.

(h) Neither the execution, delivery or performance of this Agreement by F-Star nor the consummation by Sellers of the Contemplated Transactions will contravene, conflict with or result in the imposition of any additional limitation on the F-Star Companies’ right, title or interest in or to any material F-Star Owned IP Rights.

(i) No funding, facilities, or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used by any F-Star Company to develop or create, in whole or in part, any F-Star Owned IP Rights that would grant any mandatory or compulsory ownership rights. No F-Star Company is now nor has any F-Star Company ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the F-Star Company to grant or offer to any other Person any license or right to any F-Star Owned IP Rights.

(j) To the knowledge of F-Star, no breach or violation of any electronic or other database containing (in whole or in part) Sensitive F-Star Company Data or any security policy of F-Star has occurred or is threatened, and there has been no unauthorized or illegal use of or access to information systems and/or the Sensitive F-Star Company Data. No Person (including any Governmental Body) has asserted a claim, or otherwise threatened in writing to commence any action, against any F-Star Company alleging a violation of any privacy policy of the F-Star Companies or the applicable Legal Requirements pertaining to privacy and data protection. No F-Star Company has received any written inquiry or complaint from any Governmental Body regarding the collection, use, retention, storage, security, transfer, disposal, disclosure or other processing of Sensitive F-Star Company Data by or for the F-Star Companies.

2.8 Compliance with Legal Requirements.

(a) Since January 1, 2017, no F-Star Company has been or is in conflict with, or in default or violation of, (i) any Legal Requirement or Order applicable to an F-Star Company or by which its properties is bound or affected, or (ii) any Contract to which an F-Star Company is a party or by which an F-Star Company or any of its properties is bound or affected, except for conflicts, defaults or violations which would not, individually or in the aggregate, have an F-Star Material Adverse Effect. No investigation or review by any Governmental Body is pending or, to the knowledge of F-Star, threatened against any F-Star Company, nor has any Governmental Body indicated to an F-Star Company in writing an intention to conduct the same.

(b) Except as would not, individually or in the aggregate, have an F-Star Material Adverse Effect, the F-Star Companies hold all permits, licenses, authorizations, variances, exemptions, orders and approvals from applicable Governmental Bodies which are necessary to the operation of the business of the F-Star Companies taken as a whole (collectively, the “F-Star Permits”). The F-Star Companies are in compliance in all material respects with the terms of the F-Star Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of F-Star, threatened, which seeks to revoke or limit any F-Star Permit. F-Star has made available to Company all material F-Star Permits.

(c) To the knowledge of F-Star, the F-Star Companies and Persons acting in concert with and on behalf of F-Star:

(i) have not used in any capacity the services of any individual or Entity debarred, excluded, or disqualified under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7 or 21 C.F.R. Section 312.70, or any similar Legal Requirements in any jurisdiction; and

(ii) have not been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment, exclusion, or disqualification under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7 or 21 C.F.R. Section 312.70 or any similar Legal Requirements in any jurisdiction.

(d) None of the F-Star Companies and, to the knowledge of F-Star, no Representative of any F-Star Company or Person acting in concert with or on behalf of the F-Star Companies, or any officers, employees or Representatives of the same, has with respect to any product that is manufactured, tested, distributed, held or marketed by or on behalf of any of the F-Star Companies made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy that is set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Governmental Body to invoke any similar policy.

(e) None of the F-Star Companies and, to the knowledge of F-Star, no Representative of any F-Star Company or Person acting in concert with or on behalf of the F-Star Companies, or any officers, employees or Representatives of the same with respect to any matter relating to any of the F-Star Companies, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 or any other analogous legislation in any jurisdiction, as amended; or (iii) made any other unlawful payment.

(f) At no time since January 1, 2018 has any of the F-Star Companies received written notice that any Governmental Body or institutional review board has commenced, or threatened to initiate, any proceeding seeking the suspension or termination of preclinical or clinical research with respect to any product candidate being researched or developed by or on behalf of any of the F-Star Companies, including any action regarding any investigator participating in any such clinical research. F-Star has, prior to the execution of this Agreement, provided or made available to Company all information about material adverse drug experiences since January 1, 2018 obtained or otherwise received by any of the F-Star Companies from any source, in the United States or outside the United States, related to its respective current products or product candidates, including information derived from clinical investigations prior to any market authorization approvals, commercial marketing experience, postmarketing clinical investigations, postmarketing epidemiological/surveillance studies or registries, reports in the scientific literature, and unpublished scientific papers relating to any product or product candidate manufactured, tested, distributed, held or marketed by any of the F-Star Companies or any of their licensees in the possession of any of the F-Star Companies (or to which any of them has access). F-Star has disclosed to Company all material information known by F-Star with respect to the safety and efficacy of the F-Star products and product candidates from nonclinical and/or clinical studies. Each of the F-Star Companies has filed all annual and periodic reports, amendments and safety reports required to be made by an F-Star Company for any F-Star product or service required to be made to the FDA or any other Governmental Body.

(g) All preclinical and clinical studies relating to product or product candidates, conducted by or on behalf of the F-Star Companies have been, or are being, conducted in all material respects in compliance with the applicable requirements of the FDA’s Good Laboratory Practice and Good Clinical Practice requirements, including regulations codified at 21 C.F.R. Parts 50, 54, 56, 58, and 312, as amended from time to time, and all applicable similar requirements in other jurisdictions, including all requirements relating to protection of human subjects participating in any such clinical studies; provided, however, that the foregoing representation and warranty is made (i) only to F-Star’s knowledge with respect to clinical and preclinical studies conducted by any third party on behalf of the F-Star Companies and (ii) specifically excludes preclinical studies that were not designed to be conducted in accordance with Good Laboratory Practice. No F-Star Company has received any notices or correspondence from the FDA or any other Governmental Body requiring the termination, suspension or material modification of any preclinical study or clinical trial after initiation thereof by or on behalf of an F-Star Company.

(h) Each of the F-Star Companies has filed with the FDA, any other Governmental Body, and any institutional review board, all material required notices, supplemental applications, and annual or other reports, including adverse experience reports, with respect to each investigational new drug application or any comparable foreign regulatory application, related to the manufacture, testing, study, or sale of any of its products or product candidates, as applicable.

(i) None of the F-Star Companies is a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or similar agreement with or imposed by any Governmental Body. None of the F-Star Companies is subject to any investigation that is pending or, to the knowledge of F-Star, that has been threatened, in each case by (i) the FDA pursuant to the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §301 et seq.) or (ii) the Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)) or the Federal Civil False Claims Act (31 U.S.C. §3729), or any similar investigation that is pending or, to the knowledge of F-Star, that has been threatened by any other Governmental Body pursuant to any other applicable Legal Requirements. Each of the F-Star Companies has complied in all material respects with all applicable security and privacy standards related to protected health information under the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations promulgated thereunder, as amended from time to time. No F-Star Company has experienced any material security breach or other incident resulting in the unauthorized access to, use of, or disclosure of protected health information. Each F-Star Company is, and has at all times since January 1, 2017 been, in compliance with all Legal Requirements and contractual obligations regarding the privacy, protection, storage, use and disclosure of Personal Data collected by such F-Star Company, except as would not, individually or in the aggregate, have an F-Star Material Adverse Effect.

(j) None of the F-Star Companies has received any FDA Form 483s, warning letters, untitled letters, cyber letters, notices of violation, consent decrees, notices of investigation, indictments, sentencing memoranda, plea agreements, court orders, target or no-target letters, proceedings, reviews (including data integrity reviews) or other notice of enforcement action from a Governmental Body.

2.9 Legal Proceedings; Orders.

(a) Except as set forth in Part 2.9(a) of the F-Star Disclosure Schedule, during the three (3)-year period prior to the date hereof there has not been, and there is no pending, or threatened in writing, Legal Proceeding and, to the knowledge of F-Star, no Person has threatened to commence any Legal Proceeding: (i) that involves any of the F-Star Companies, any business of any of the F-Star Companies or any of the assets owned, leased or used by any of the F-Star Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions, in each case as a claimant, defendant or in any other capacity. None of the Legal Proceedings identified in Part 2.9(a) of the F-Star Disclosure Schedule has had or, if adversely determined, would have or result in, either individually or in the aggregate, an F-Star Material Adverse Effect. To the knowledge of F-Star, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for the commencement of any Legal Proceeding of the type described in clause (i) or clause (ii) of the first sentence of this Section 2.9(a).

(b) There is no Order to which any of the F-Star Companies, or any of the assets owned or used by any of the F-Star Companies, is subject. To the knowledge of F-Star, no officer or other key employee of any of the F-Star Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the F-Star Companies.

(c) No F-Star Company is unable to pay its debts, within the meaning of section 123 IA 1986 (without any requirement to prove any matter referred to in that section to the satisfaction of the court) or any other legislation analogous to IA 1986 that is applicable to an F-Star Company in its jurisdiction of incorporation, and no F-Star Company has stopped or suspended payment of its debts as they fall due.

2.10 Brokers’ and Finders’ Fees. Except as set forth on Part 2.10 of the F-Star Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of any of the F-Star Companies. F-Star has furnished to Company accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of any Persons listed on Part 2.10 of the F-Star Disclosure Schedule.

2.11 Employee Benefit Plans.

(a) Part 2.11(a) of the F-Star Disclosure Schedule sets forth, as of the date hereof, a complete and accurate list of each material plan, program, policy, Contract or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, severance, separation, relocation, termination pay, performance awards, bonus, incentive compensation, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, other equity-based award, supplemental retirement, profit sharing, material fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, or other material employee benefits, whether written or unwritten, and each other “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in each case, for current, retired or former employees, directors or consultants of any F-Star Company, which is sponsored, maintained, contributed to, or required to be contributed to by any F-Star Company or with respect to which an F-Star Company has any material Liability (collectively, the “F-Star Employee Plans”).

(b) F-Star has made available to Company true and complete copies of each F-Star Employee Plan and all material related plan documents, including trust documents, plan amendments, Insurance Policies or contracts, summary plan descriptions, and compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three plan years. With respect to each F-Star Employee Plan that is subject to ERISA reporting requirements, F-Star has made available to Company copies of the Form 5500 reports filed by or on behalf of an F-Star Company with respect to any F-Star Employee Plan for the most recent plan year. Each F-Star Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service that remains effective or is entitled to rely on a favorable opinion letter from the Internal Revenue Service on the form of such F-Star Employee Plan, and to F-Star’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any F-Star Employee Plan subject to Section 401(a) of the Code. F-Star has made available to Company the most recent Internal Revenue Service determination or opinion letter issued with respect to each such F-Star Employee Plan, as applicable.

(c) Each F-Star Employee Plan has been maintained and administered in all material respects in accordance with its terms and in material compliance with the requirements prescribed by applicable Legal Requirements (including, where applicable, ERISA and the Code). No F-Star Employee Plan promises or provides retiree medical or other retiree welfare benefits to any person, except to the extent required by Section 4980B of the Code or any similar state or non-U.S. Legal Requirement. With respect to each F-Star Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 or ERISA occurred, in each case, that could reasonably result in material Liability to an F-Star Company. No suit or material administrative proceeding or action is pending, or to the knowledge of F-Star is threatened, against or with respect to any F-Star Employee Plan, including any audit by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans).

(d) Neither F-Star nor any ERISA Affiliate of F-Star has ever maintained, established, sponsored, participated in or contributed to, or is or has been obligated to contribute to, or otherwise incurred any Liability under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code.

(e) Other than as specifically contemplated by this Agreement or as set forth in Part 2.11(e) of the F-Star Disclosure Schedule, the consummation of the Acquisition will not, either alone or in combination with another event, (i) entitle any current or former employee or other service provider of any F-Star Company to severance benefits or any other payment (including golden parachute or bonus payments); (ii) accelerate the time of payment or vesting of any such payments or benefits or increase the amount of compensation or benefits due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; or (iv) result in any obligation to fund future benefits under any F-Star Employee Plan. No benefit payable or that may become payable by F-Star in connection with the Contemplated Transactions or as a result of or arising under this Agreement (either alone or in combination with another event) is reasonably likely to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code.

(f) On or prior to the date hereof, the F-Star Companies have taken all actions necessary or advisable to assure that upon the consummation of the transactions contemplated by Section 6.15, the Company shall acquire, or F-Star shall have the right to acquire on the Company’s behalf, all F-Star Ordinary Shares issuable upon the exercise of the F-Star Options or issuable upon the vesting of the F-Star RSUs that are not exchanged for Replacement EIP Options or Replacement EIP RSUs, as applicable, in each case free and clear of any Encumbrance.

2.12 Title to Assets; Real Property. Except as set forth on Part 2.12 of the F-Star Disclosure Schedule, the F-Star Companies own, and have good, valid and marketable title to, all material tangible assets purported to be owned by them, including all material tangible assets reflected in the books and records of the F-Star Companies as being owned by the F-Star Companies. All of said assets are owned by the F-Star Companies free and clear of any Encumbrances, except for (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the F-Star Financials, (ii) liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any F-Star Company, and (iii) Encumbrances described in Part 2.12 of the F-Star Disclosure Schedule. The F-Star Companies are the lessees of, and hold valid leasehold interests in, all assets purported to have been leased by them, including all assets reflected in the books and records of the F-Star Companies as being leased to the F-Star Companies, and the F-Star Companies enjoy undisturbed possession of such leased assets. The F-Star Companies do not own and have never owned any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 2.12 of the F-Star Disclosure Schedule. Part 2.12 of the F-Star Disclosure Schedule sets forth a complete and accurate list of all real property leases to which any F-Star Company is a party, which are each in full force and effect, and with no existing material default thereunder.

2.13 Environmental Matters. Each F-Star Company is in compliance with all applicable Environmental Laws, which compliance includes the possession by F-Star of all permits and other authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except where the failure to be in compliance would not, individually or in the aggregate, have an F-Star Material Adverse Effect. Since January 1, 2017, no F-Star Company has received any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that any F-Star Company is not in material compliance with any Environmental Law, and, to the knowledge of F-Star, there are no circumstances existing as of the date hereof that would prevent or interfere with any F-Star Company’s material compliance with any Environmental Law in the future. To the knowledge of F-Star: (i) no current or prior owner of any property leased or controlled by any F-Star Company has received any written notice or other communication relating to property owned or leased at any time by any F-Star Company, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or any F-Star Company is not in compliance with or has violated any Environmental Law relating to such property and (ii) no F-Star Company has any material liability under any Environmental Law.

2.14 Labor Matters.

(a) The document in the Part 2.14(a) Folder in the F-Star Data Room sets forth a true, complete and correct list showing anonymized, non-identifiable details of all employees of the F-Star Companies, including whether classified as exempt or non-exempt for wage and hour purposes, business location, and 2019 actual compensation.

(b) There are no agreements or other arrangements between the F-Star Companies and any trade union or other body representing employees and no notices have been served under the Information and Consultation of Employee Regulations 2004.

(c) The F-Star Companies have in all material respects in relation to all present and former F-Star Personnel (i) complied with Employment Legislation, (ii) maintained adequate up-to-date records, and retained records regarding their service and engagement, their hours of work and rest breaks, their right to work and, where F-Star Personnel are sponsored by any F-Star Company in accordance with immigration legislation, their contact details and absence records, and (iii) complied with all contractual obligations towards F-Star Personnel.

2.15 F-Star Contracts.

(a) Part 2.15 of the F-Star Disclosure Schedule lists each of the following Contracts in effect as of the date of this Agreement to which any F-Star Company is a party or by which any F-Star Company is bound:

(i) any Contract incorporating or relating to any guaranty, any warranty, any sharing of Liabilities or any indemnity not entered into in the ordinary course of business, including any indemnification agreements between an F-Star Company and any of its officers or directors;

(ii) any Contract imposing any material restriction on the right or ability of any F-Star Company: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (D) to perform services for any other Person; or (E) to otherwise transact business with any other Person;

(iii) any Contract relating to the disposition or acquisition of any material interest in, or any material amount of, property or assets of any F-Star Company, other than in the ordinary course of business, or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(iv) any Contract relating to the borrowing of money or extension of credit, except for Contracts relating to indebtedness in an amount not exceeding $250,000 in the aggregate;

(v) any joint marketing or collaboration Contract;

(vi) any Contract that gives rise to any material payment or benefit as a result of the performance of this Agreement;

(vii) any Contract that provides for: (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of any F-Star Company; or (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of any F-Star Company;

(viii) any Contract providing any severance or change-in-control payment or benefit to any officer, director or employee of any F-Star Company;

(ix) any Contract with any Governmental Body that is material to the business or operations of the F-Star Companies;

(x) any interested party Contracts;

(xi) any Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries;

(xii) any Contract for leased real property;

(xiii) any Contract with any financial advisor, broker, finder, investment bank or other Person, providing advisory services;

(xiv) any Contract that is not terminable at will with no more than ninety (90) days prior notice to the other party (with no penalty or payment) by F-Star and (A) which involves payment or receipt by any F-Star Company after the date of this Agreement under any such Contract of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate, or (B) that is material to the business or operations of the F-Star Companies; or

(xv) any Contract not entered into in the ordinary course of business that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $250,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $250,000 in the aggregate, other than any arrangement or agreement expressly contemplated by or provided for under this Agreement.

(b) F-Star has made available to Company an accurate and complete copy of each Contract listed or required to be listed in Part 2.15 of the F-Star Disclosure Schedule (any such Contract, an “F-Star Contract”). There are no F-Star Contracts that are not in written form. No F-Star Company and, to F-Star’s knowledge, no other party to an F-Star Contract has breached or violated in any material respect or materially defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the F-Star Contracts. To the knowledge of F-Star, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) would reasonably be expected to: (i) result in a violation or breach in any material respect of any of the provisions of any F-Star Contract; (ii) give any Person the right to declare a default in any material respect under any F-Star Contract; (iii) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any F-Star Contract; (iv) give any Person the right to accelerate the maturity or performance of any F-Star Contract; or (v) give any Person the right to cancel, terminate or modify any F-Star Contract. The consummation of the Acquisition will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from any F-Star Company to any Person under any F-Star Contract or give any Person the right to terminate or alter the provisions of any F-Star Contract. No Person is renegotiating any material amount paid or payable to any F-Star Company under any F-Star Contract or any other material term or provision of any F-Star Contract. Each F-Star Contract is valid, binding, enforceable and in full force and effect, and will continue to be valid, binding, enforceable and in full force and effect following the Closing and the consummation of the Acquisition, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

2.16 Books and Records. The minute books of the F-Star Companies have been made available to Company and contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and shareholders or actions by written consent since January 1, 2018. Each of the share certificate books, registers of shareholders and other corporate registers of the F-Star Companies comply in all material respects with the provisions of all applicable Legal Requirements and are complete and accurate in all material respects.

2.17 Insurance.

(a) Each of the F-Star Companies’ insurance policies (including, as applicable, fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability, clinical trial and automobile insurance policies and bond and surety arrangements, collectively “Insurance Policies”) are in full force and effect on the date hereof and are maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the F-Star Companies would, in accordance with good business practice, customarily insure. All premiums due and payable under such Insurance Policies have been paid on a timely basis and each F-Star Company is in compliance in all material respects with all other terms thereof. True, complete and correct copies of such Insurance Policies have been made available to Company.

(b) Except as set forth on Part 2.17(b) of the F-Star Disclosure Schedule, there are no material claims pending, under any Insurance Policy to which any F-Star Company is a party, as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and since January 1, 2017 no F-Star Company has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has any F-Star Company received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

2.18 Government Contracts. F-Star has not been suspended or debarred from bidding on contracts with any Governmental Body, and, to the knowledge of F-Star, no such suspension or debarment has been initiated or threatened. The consummation of the Contemplated Transactions will not result in any such suspension or debarment of F-Star (assuming that no such suspension or debarment will result solely from the identity of Company).

2.19 Interested Party Transactions. Except as set forth on Part 2.19 of the F-Star Disclosure Schedule, no event has occurred since January 1, 2018 that would be required to be reported by F-Star as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K, if F-Star were required to report such information in periodic reports pursuant to the Exchange Act.

2.20 Disclosure; Company Information. None of the information supplied or to be supplied by or on behalf of F-Star for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any statement that, in light of the circumstances under which it was made, is false or misleading with respect to any material fact or omit to state any material fact necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. None of the information supplied or to be supplied by or on behalf of F-Star for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company Stockholders or at the time of the Company Stockholders’ Meeting, contain any statement that, in light of the circumstances under which it was made, is false or misleading with respect to any material fact or omit to state any material fact necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. Notwithstanding the foregoing, no representation is made by F-Star with respect to the information that has been or will be supplied by any of the Acquiring Companies, any Seller or any of their respective Representatives for inclusion in the Proxy Statement.

2.21 Anti-Takeover Statutes Not Applicable. The board of directors of F-Star has taken all actions so that no takeover statute or similar Legal Requirement related to business combinations applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Contemplated Transactions.

2.22 Ownership of Company Capital Stock. None of the F-Star Companies own, directly or indirectly, beneficially or of record, any shares of Company Capital Stock or any other economic interest (through derivative securities or otherwise) in, Company. Other than as contemplated by this Agreement, none of the F-Star Companies is, nor at any time during the last three (3) years has it been, an “interested stockholder” of Company within the meaning of Section  203 of the General Corporation Law of the State of Delaware (“Delaware Law”).

2.23 F-Star Pre-Closing Financing. True and complete executed counterparts of the Equity Commitment Letters have been delivered to Company prior to the execution and delivery of this Agreement and F-Star will deliver to Company Additional Equity Commitment Letters promptly after the execution and delivery thereof. The Equity Commitment Letters are in full force and effect as of the date hereof and any Additional Equity Commitment Letters will be in full force and effect as of their date. The Equity Commitment Letters and all Additional Equity Commitment Letters will be in full force and effect at Closing. No amendment, modification or waiver of the Equity Commitment Letters has occurred prior to the date hereof. Pursuant to the terms of the Equity Commitment Letters and any Additional Equity Commitment Letters, each Investor or Additional Investor, as applicable, will be legally required to enter into the Subscription Agreement and to consummate the F-Star Pre-Closing Financing on the terms and conditions set forth in the Subscription Agreement. Neither F-Star nor, to the knowledge of F-Star, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the F-Star Pre-Closing Financing other than as set forth in the F-Star Pre-Closing Financing Agreements or the Equity Commitment Exchange described in Section 6.30. Each Equity Commitment Letter has been, and each Additional Equity Commitment Letter and the Subscription Agreement will be, duly authorized, executed and delivered by F-Star and, to F-Star’s knowledge, the other parties thereto, and each Equity Commitment Letter constitutes, and each Additional Equity Commitment Letter and the Subscription Agreement will constitute, a valid and binding obligation of F-Star and, to the knowledge of F-Star, of each other party thereto, enforceable in accordance with their respective terms subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Legal Requirements relating to creditors’ rights and general principles of equity. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of F-Star or, to the knowledge of F-Star, any other party thereto, under the F-Star Pre-Closing Financing Agreements. To the knowledge of F-Star, no party thereto will be unable to satisfy on a timely basis any term of the F-Star Pre-Closing Financing Agreements. There are no conditions precedent related to the consummation of the F-Star Pre-Closing Financing, other than the satisfaction or waiver of the conditions expressly set forth in the Equity Commitment Letters, the Additional Equity Commitment Letters, if any, and the Subscription Agreement. To the knowledge of F-Star, the proceeds of the F-Star Pre-Closing Financing will be made available to F-Star prior to the Closing.

2.24 Exclusivity of Representations; Reliance.

(a) Except as expressly set forth in this Article 2, neither F-Star nor any Person on behalf of F-Star has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of F-Star or its business in connection with the Contemplated Transactions, including any representations or warranties about the accuracy or completeness of any information or documents previously provided (including with respect to any financial or other projections therein), and any other such representations and warranties are hereby expressly disclaimed.

(b) F-Star acknowledges and agrees that, except for the representations and warranties of Company set forth in Article 3, neither F-Star nor its Representatives is relying on any other representation or warranty of Company, or any other Person made outside of Article 3, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case with respect to the Contemplated Transactions.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to F-Star and Sellers as follows (it being understood that each representation and warranty contained in this Article 3 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Article 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross- referenced in such part or subpart of the Company Disclosure Schedule by reference to another part or subpart of the Company Disclosure Schedule; and (c) any exception or disclosure set forth in any of the Company’s SEC Documents and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (i) solely to the extent that any information is reasonably apparent from a review of such SEC Documents, (ii) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (iii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty):

3.1 Organization and Qualification; Charter Documents.

(a) Part 3.1(a) of the Company Disclosure Schedule identifies each Subsidiary of Company and indicates its jurisdiction of organization. No Acquiring Company owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a) of the Company Disclosure Schedule. None of the Acquiring Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(b) Each of the Acquiring Companies is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. The Organizational Documents of each Acquiring Company, copies of which have previously been made available to F-Star, are true, correct and complete copies of such documents as currently in effect, and Company is not in violation of any provision thereof in any material respect.

(c) Each of the Acquiring Companies (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

3.2 Capital Structure.

(a)The authorized capital stock of Company consists of 200,000,000 shares of Company Common Stock, of which 17,248,545 shares of Company Common Stock are issued and outstanding as of the close of business on the day prior to the date hereof, and 10,000,000 shares of preferred stock, par value $0.0001 (“Company Preferred Stock” and, together with the Company Common Stock, collectively “Company Capital Stock”) , none of which are issued and outstanding as of the close of business on the day prior to the date hereof. No shares of capital stock are held in Company’s treasury. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable Legal Requirements.

(b) As of the date hereof, Company had reserved (i) an aggregate of 3,450,000 shares of Company Common Stock for issuance under the Company Option Plan, under which options were outstanding for an aggregate of 1,606,275 shares and Company RSUs were outstanding for an aggregate of 534,000 shares and (ii) an additional 1,927,124 shares of Company Common Stock for issuance to holders of warrants to purchase Company Common Stock upon their exercise. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Part 3.2(b) of the Company Disclosure Schedule lists each outstanding Company Option and Company RSU, the name of the holder of such option or unit, the number of shares subject to such option or unit, the exercise price of such option, the vesting schedule and termination date of such option or unit, and whether the exercisability of such option or vesting or settlement of such unit will be accelerated in any way by the Contemplated Transactions. Each Company Option was granted with an exercise price not less than the fair market value of a share of Company Common Stock on the date such option was approved by the board of directors of Company or an authorized committee thereof. All outstanding options to purchase Company Common Stock were granted under the Company Option Plan.

(c) As of the date hereof, Company has reserved an aggregate of 1,927,124 shares of Company Common Stock for issuance under Company Warrants. Part 3.2(c) of the Company Disclosure Schedules lists for each outstanding Company Warrant, (i) the name of the holder of such Company Warrant, (ii) the issuance date and expiration date thereof, (iii) the grant date and expiration date thereof, (iv) the vesting schedule, and (v) the exercise price per share and the number of shares of Company Common Stock underlying such Company Warrant to date.

(d) Except as set forth in Part 3.2(d) of the Company Disclosure Schedule, (i) none of the outstanding shares of Company Common Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock are subject to any right of first refusal in favor of Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquiring Companies having a right to vote on any matters on which the Company Stockholders have a right to vote; (iv) there is no Contract to which the Acquiring Companies are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock; and (v) none of the Acquiring Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities, and there are no shares of Company Common Stock outstanding that are subject to a risk of forfeiture or other similar condition under any applicable restricted stock purchase agreement. Part 3.2(c) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies each holder of such shares of Company Common Stock, the date of purchase and number of such shares, the purchase price paid by such holder, the vesting schedule under which such repurchase rights lapse, and whether the holder of such shares filed an election under Section 83(b) of the Code with respect to such shares within thirty (30) days of purchase.

(e) There is no Company Stockholder that is an Affiliate of any officer or director of Company that is not listed on Schedule II.

3.3 Authority; Non-Contravention; Approvals.

(a) Company has the requisite corporate power and authority to enter into this Agreement and, subject to Company Stockholder Approval, to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery of this Agreement by Company, the performance by Company of its obligations hereunder and the consummation by Company of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Company, subject only to Company Stockholder Approval. The Company Stockholder Approval Threshold is the only vote of the holders of any class or series of Company Common Stock necessary to approve the Company Stockholder Approval Matters (collectively, “Company Stockholder Approval”). Except for Company Stockholder Approval, no other corporate proceeding on the part of Company is necessary to authorize the adoption, execution, delivery and performance of this Agreement or to consummate the Acquisition. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by F-Star and Sellers, constitutes the valid and binding obligation of Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity.

(b) Company’s board of directors, by resolutions duly adopted by vote at a meeting of all directors of Company duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) approved, adopted and declared advisable this Agreement and the Acquisition, and determined that this Agreement and the Contemplated Transactions, including the Acquisition, are fair to and in the best interests of the Company Stockholders, and (ii) approved the Company Stockholder Approval Matters that require board approval and resolved to recommend that the Company Stockholders approve the Company Stockholder Approval Matters, and directed that such matters be submitted for consideration of the Company Stockholders.

(c) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, (i) conflict with or violate the Organizational Documents of any Acquiring Company, (ii) subject to obtaining the Company Stockholder Approval and compliance with the requirements set forth in Section 3.3(d) below, conflict with or violate any Legal Requirement applicable to the Acquiring Companies or by which its or any of their respective properties are bound or affected, or (iii) require an Acquiring Company to make any filing with or give any notice to a Person or to obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Acquiring Companies pursuant to, any Company Contract to which an Acquiring Company is a party or by which any Acquiring Company or any of its properties are bound or affected (except, for purposes of this clause (iii), as would not, individually or in the aggregate, have a Company Material Adverse Effect).

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is required by or with respect to Company in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filings contemplated by Section 6.4(a), (ii) the filing of Current Reports on Form 8-K with the SEC within four (4) Business Days after the execution of this Agreement and the Closing Date, and (iii) such approvals as may be required under applicable state securities or “blue sky” laws or the rules and regulations of Nasdaq.

3.4 Anti-Takeover Statutes Not Applicable. Subject to the accuracy of F-Star’s representations in Section 2.22 and each Seller’s representations in Section 4.5, the board of directors of Company has taken all actions so that no state takeover statute or similar Legal Requirement, or, in the case of Section 203 of Delaware Law, the restrictions on business combinations provided for therein, applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Contemplated Transactions.

3.5 SEC Filings; Company Financial Statements; No Undisclosed Liabilities.

(a) All Company SEC Documents have been timely filed and, as of the time a Company SEC Document was filed with the SEC (or, if amended or superseded by a filing prior to the date hereof, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or Exchange Act (as the case may be) and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to Company SEC Documents required by Rule 13a-14 or 15d-14 under the Exchange Act or 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) is accurate and complete, and complied as to form and content with all applicable Legal Requirements in effect at the time such certification was filed with or furnished to the SEC by Company. As used in this Section 3.5, the term “file” and variations thereof will be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) As of the date of this Agreement, Company has timely responded to all comment letters of the staff of the SEC relating to the Company SEC Documents, and the SEC has not advised Company that any final responses are inadequate, insufficient or otherwise non-responsive. Company has made available to F-Star true, correct and complete copies of all comment letters, written inquiries and enforcement correspondence between the SEC, on the one hand, and Company and any of its Subsidiaries, on the other hand, occurring since January 1, 2018. To the knowledge of Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

(c) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning Company required to be disclosed by Company in the reports that it is required to file, submit or furnish under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of such reports. The Company maintains a system of internal controls over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United

States generally accepted accounting principles (“GAAP”), in each case, with respect to the Acquiring Companies, taken as a whole.

(d) The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents (the “Company Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the consolidated financial position of Company as of the respective dates thereof and the consolidated results of operations and cash flows of Company for the periods covered thereby. The unaudited balance sheet of Company as of March 31, 2020 is hereinafter referred to as the “Company Balance Sheet.”

(e) As of the date of this Agreement, no Acquiring Company has any Liabilities, except for (i) Liabilities reflected on the Company Balance Sheet, (ii) Liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices and which are not in excess of $250,000, in the aggregate, (iii) Liabilities incurred in connection with the Contemplated Transactions, (iv) Liabilities for performance of obligations of Company or any Subsidiary under any Company Contract (other than for breach thereof), and (v) Liabilities disclosed in Part 3.5(e) of the Company Disclosure Schedule.

(f) Since January 1, 2017, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Company, the board of directors of Company or any committee thereof. Since January 1, 2017, neither Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Company, (ii) any fraud, whether or not material, that involves Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Company, or (iii) any claim or allegation regarding any of the foregoing.

(g) There are no Encumbrances on any cash or cash equivalents held by any Acquiring Company.

(h) Company is, and since January 1, 2017 has been, in material compliance with (i) the applicable listing and corporate governance rules and regulations of Nasdaq and (ii) the applicable provisions of the Sarbanes-Oxley Act. Company has delivered or made available to F-Star complete and correct copies of all material correspondence between Nasdaq and Company since January  1, 2017.

3.6 Absence of Certain Changes or Events. Except as set forth in Part 3.6 of the Company Disclosure Schedule or as disclosed in Company’s SEC Documents, from the date of the Company Balance Sheet through the date hereof, each of the Acquiring Companies has conducted its business in all material respects in the ordinary course of business consistent with past practice and there has not been (a) any event that has had a Company Material Adverse Effect or (b) any action, event or occurrence that would have required the consent of F-Star pursuant to Section 5.1 had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.7 Taxes. Each of the representations and warranties set forth in this Section 3.7 is qualified by “except as would not, individually or in the aggregate, have a Company Material Adverse Effect.”

(a) Each income Tax Return and each other material Tax Return required to be filed by or with respect to any Acquiring Company has been timely filed (taking into account all valid extensions), and all such Tax Returns were true, complete and accurate in all respects. All Taxes due and payable by the Acquiring Companies (whether or not shown on any Tax Return) have been timely paid, except to the extent such amounts are being contested in good faith and are properly reserved for on the books or records of the Acquiring Companies to the extent any such reserve is required under GAAP.

(b) No waiver or agreement by or with respect to an Acquiring Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by an Acquiring Company in writing for any such extension or waiver.

(c) There are no liens for Taxes on any asset of an Acquiring Company other than liens for Taxes not yet due and payable or Taxes contested in good faith and reserved against in accordance with GAAP.

(d) No Acquiring Company is the subject of any currently ongoing Tax audit or other proceeding with respect to Taxes nor has any audit or other proceeding with respect to Taxes been proposed against any of them in writing, and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to Taxes have been paid in full or adequate accruals or reserves for any such deficiencies or assessments have been established and are reflected on Part 3.7(d) of the Company Disclosure Schedule and in the Company Financials.

(e) All material Taxes that an Acquiring Company has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Legal Requirements when due, have been duly and timely paid to the proper Governmental Body.

(f) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by any Acquiring Company with any taxing authority or issued by any taxing authority to an Acquiring Company. There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to an Acquiring Company that are, or if issued would be, binding on an Acquiring Company.

(g) No Acquiring Company is a party to any Contract with any Person (other than one or more Acquiring Companies) relating to allocating or sharing the payment of, or Liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in agreements not primarily related to Taxes and entered into in the ordinary course of business). No Acquiring Company has any Liability for the Taxes of any Person (other than one or more Acquiring Companies) as a transferee or successor or otherwise by operation of Legal Requirements.

(h) Within the past two (2) years, no Acquiring Company has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or unitary Tax Return under state, local or foreign Tax Legal Requirement (other than a group the common parent of which was Company).

(i) No Acquiring Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) Within the past two (2) years, no Acquiring Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

3.8 Intellectual Property.

(a) Part 3.8(a)(i) of the Company Disclosure Schedule lists all of the Patent Rights, Trademark Rights (including domain name registrations) and registered Copyrights owned solely by or registered solely to any Acquiring Company as of the date hereof, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number thereof. Part 3.8(a)(ii) of the Company Disclosure Schedule lists, as of the date hereof, all of the Patent Rights, Trademark Rights (including domain name registrations) and registered Copyrights in which any Acquiring Company has any co-ownership interest, other than those owned solely by an Acquiring Company, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered, trademark applications have been filed and registered copyrights and copyright applications have been filed, along with the respective application, registration or filing number thereof. Part 3.8(a)(iii) of the Company Disclosure Schedule lists all of the third party Patent Rights, Trademark

Rights (including domain name registrations) and registered Copyrights in which an Acquiring Company has any exclusive right, title or interest, other than those owned solely or co-owned by an Acquiring Company and identified in Part 3.8(a)(i) or 3.8(a)(ii) of the Company Disclosure Schedule.

(b) Part 3.8(b) of the Company Disclosure Schedule lists all Contracts in effect as of the date hereof under which any third party has licensed, granted or conveyed to any Acquiring Company any right, title or interest in or to any Company IP Rights, other than (i) “shrink wrap” or “click through” license agreements accompanying widely available computer software that has not been modified or customized for an Acquiring Company and where such software is not material to its business and (ii) when entered into in the ordinary course of business, material transfer agreements, clinical trial-related agreements (including Contracts with clinical research organizations), services agreements, non-disclosure agreements or other ordinary course Contracts with non-exclusive inbound licenses (including with research institutes). No Acquiring Company and, to Company’s knowledge, no other party to any such Contract has breached or violated in any material respect or materially defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any such Contract.

(c) Part 3.8(c) of the Company Disclosure Schedule lists all Contracts in effect as of the date hereof under which an Acquiring Company has licensed, granted or conveyed to any third party any right, title or interest in or to any Company IP Rights (collectively, “Company Out Licenses”); provided, that Company Out Licenses shall not include, when entered into in the ordinary course of business, material transfer agreements, clinical trial-related agreements (including Contracts with clinical research organizations), services agreements, non-disclosure agreements or other ordinary course Contracts with non-exclusive outbound licenses (including with research institutes). No Acquiring Company and, to Company’s knowledge, no other party to any such contract has breached or violated in any material respect or materially defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any such Contract.

(d) The Acquiring Companies own, co-own or otherwise possess legally enforceable rights in and to all Company Owned IP Rights, free and clear of all Encumbrances. The Company IP Rights that are owned by an Acquiring Company and listed in Part 3.8(a)(i) of the Company Disclosure Schedule or co-owned by an Acquiring Company and listed in Part 3.8(a)(ii) of the Company Disclosure Schedule (collectively, “Company Registered IP Rights”) are valid and subsisting and have not been found to be invalid or unenforceable by any Governmental Body. No third party is overtly challenging the right, title or interest of an Acquiring Company in, to or under the Company Registered IP Rights, or the validity, enforceability or claim construction of any Company Registered IP Rights, and there is no opposition, cancellation, proceeding, objection or claim pending with regard to any Company Registered IP Rights. The Company Registered IP Rights are not subject to any outstanding order, judgment, decree or agreement affecting the Acquiring Companies’ use thereof or their rights thereto. To the knowledge of Company, no valid basis exists for any of the foregoing challenges or claims. To the knowledge of Company, all necessary registration, maintenance and renewal fees in respect of the Company Registered IP Rights have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining such Company Registered IP Rights.

(e) Each Acquiring Company has taken reasonable measures to protect and maintain the confidentiality of the Trade Secrets included in the Company Owned IP Rights. The Acquiring Companies have not divulged, furnished to or made accessible any of their Trade Secrets to any Person except (x) pursuant to an enforceable written agreement to maintain the confidentiality of such Trade Secrets, (y) to the United States Patent and Trademark Office (or any of its foreign equivalents) or (z) in connection with the filing of an application to obtain patent protection for the embodiment of such Trade Secret, and the Acquiring Companies otherwise take and have taken reasonable measures to maintain the confidentiality of their Trade Secrets. All current and former officers and employees of, and consultants and independent contractors, each Acquiring Company who has contributed to the creation or development of any material Company Owned IP Rights (i) have assigned all of their respective ownership rights in such IP Rights to such Acquiring Company pursuant to written agreements that have executed and delivered to such Acquiring Company (containing no exceptions or exclusions from the scope of the coverage contained in such Acquiring Company’s applicable form agreement) regarding the assignment to such Acquiring Company (“Company IP Assignment Agreements”) and (ii) do not have any claim, right (whether or not currently exercisable) or interest to or in any Company Owned IP Rights. To the knowledge of Company, no current or former director, officer or employee of, or consultant or independent contractor to, any Acquiring Company has breached any material term of any IP Assignment Agreements. All IP Assignment Agreements have been made available to F-Star.

(f) To the knowledge of Company and except for any statutory exception to infringement, no current activity of any Acquiring Company violates or infringes (directly, contributorily, by inducement, or otherwise), misappropriates or violates any IP Rights of any third party or makes unlawful use of any IP Right of any other Person. No infringement, misappropriation, or similar claim is pending or, to the knowledge of Company, threatened against any Acquiring Company or against any other Person who is or may be entitled to be indemnified, defended, held harmless, or reimbursed by any Acquiring Company with respect to such claim. Since January 1, 2015, no Acquiring Company has received any written notice nor are any of them subject to any actual or, to the knowledge of Company, threatened proceedings, claiming or alleging any of the foregoing.

(g) To the knowledge of Company, no Company Owned IP Rights are being infringed, misappropriated or unlawfully used by any Person nor has any Person previously infringed, misappropriated or unlawfully used any such Company Owned IP Rights.

(h) The execution, delivery and performance of this Agreement by Company will not contravene, conflict with or result in the imposition of any additional limitation on the Acquiring Companies’ right, title or interest in or to any material Company Owned IP Rights.

(i) Other than Company Owned IP Rights related to Permitted Disposition Assets, no funding, facilities, or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used by any Acquiring Company to develop or create, in whole or in part, any Company Owned IP Rights that would grant any mandatory or compulsory ownership rights. No Acquiring Company is now nor has any Acquiring Company ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Acquiring Company to grant or offer to any other Person any license or right to any Company Owned IP Rights.

(j) To the knowledge of Company, no breach or violation of any electronic or other database containing (in whole or in part) Sensitive Company Data or any security policy of Company has occurred or is threatened, and there has been no unauthorized or illegal use of or access to information systems and/or the Sensitive Company Data. No Person (including any Governmental Body) has asserted a claim, or otherwise threatened in writing to commence any action, against any Acquiring Company alleging a violation of any privacy policy of the Acquiring Companies or the applicable Legal Requirements pertaining to privacy and data protection. No Acquiring Company has received any written inquiry or complaint from any Governmental Body regarding the collection, use, retention, storage, security, transfer, disposal, disclosure or other processing of Sensitive Company Data by or for the Acquiring Companies.

3.9 Compliance with Legal Requirements.

(a) Since January 1, 2017, no Acquiring Company has been or is in conflict with, or in default or violation of, (i) any Legal Requirement or Order applicable to an Acquiring Company or by which its or any of its properties is bound or affected or (ii) any Contract to which an Acquiring Company is a party or by which an Acquiring Company or its properties is bound or affected, except for any conflicts, defaults or violations which would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as set forth in Part 3.9 of the Company Disclosure Schedule, no investigation or review by any Governmental Body is pending or, to the knowledge of Company, threatened against any Acquiring Company, nor has any Governmental Body indicated to an Acquiring Company in writing an intention to conduct the same.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Acquiring Companies hold all permits, licenses, authorizations, variances, exemptions, orders and approvals from applicable Governmental Bodies which are necessary to the operation of the business of the Acquiring

Companies taken as a whole (collectively, the “Company Permits”). The Acquiring Companies are in compliance in all material respects with the terms of the Company Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Company, threatened, which seeks to revoke or limit any Company Permit. Company has made available to F-Star all material Company Permits.

(c) To the knowledge of Company, the Acquiring Companies and Persons acting in concert with and on behalf of Company:

(i) have not used in any capacity the services of any individual or Entity debarred, excluded, or disqualified under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7 or 21 C.F.R. Section 312.70, or any similar Legal Requirements in any jurisdiction; and

(ii) have not been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment, exclusion, or disqualification under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7 or 21 C.F.R. Section 312.70 or any similar Legal Requirements in any jurisdiction.

(d) None of the Acquiring Companies and, to the knowledge of Company, no Representative of any Acquiring Company or Person acting in concert with or on behalf of the Acquiring Companies, or any officers, employees or Representatives of the same, has with respect to any product that is manufactured, tested, distributed, held or marketed by or on behalf of any of the Acquiring Companies made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy that is set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Governmental Body to invoke any similar policy.

(e) None of the Acquiring Companies and, to the knowledge of Company, no Representative of any Acquiring Company or Person acting in concert with or on behalf of the Acquiring Companies, or any officers, employees or Representatives of the same with respect to any matter relating to any of the Acquiring Companies, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 or any other analogous legislation in any jurisdiction, as amended; or (iii) made any other unlawful payment.

(f) At no time since January 1, 2018 has any of the Acquiring Companies received written notice that any Governmental Body or institutional review board has commenced, or threatened to initiate, any proceeding seeking the suspension or termination of preclinical or clinical research with respect to any product candidate being researched or developed by or on behalf of any of the Acquiring Companies, including any action regarding any investigator participating in any such clinical research. Company has, prior to the execution of this Agreement, provided or made available to F-Star all information about material adverse drug experiences since January 1, 2018 obtained or otherwise received by any of the Acquiring Companies from any source, in the United States or outside the United States, related to its respective current products or product candidates, including information derived from clinical investigations prior to any market authorization approvals, commercial marketing experience, postmarketing clinical investigations, postmarketing epidemiological/surveillance studies or registries, reports in the scientific literature, and unpublished scientific papers relating to any product or product candidate manufactured, tested, distributed, held or marketed by any of the Acquiring Companies or any of their licensees in the possession of any of the Acquiring Companies (or to which any of them has access). Company has disclosed to F-Star all material information known by Company with respect to the safety and efficacy of Company’s products and product candidates from nonclinical and/or clinical studies. Each of the Acquiring Companies has filed all annual and periodic reports, amendments and safety reports required to be made by an Acquiring Company for any Company product or service required to be made to the FDA or any other Governmental Body.

(g) All preclinical and clinical studies relating to product or product candidates, conducted by or on behalf of the Acquiring Companies have been, or are being, conducted in all material respects in compliance with the applicable requirements of the FDA’s Good Laboratory Practice and Good Clinical Practice requirements, including regulations codified at 21 C.F.R. Parts 50, 54, 56, 58, and 312, as amended from time to time, and all applicable similar requirements in other jurisdictions, including all requirements relating to protection of human subjects participating in any such clinical studies; provided, however, that the foregoing representation and warranty is made (i) only to Company’s knowledge with respect to clinical and preclinical studies conducted by any third party on behalf of the Acquiring Companies and (ii) specifically excludes preclinical studies that were not designed to be conducted in accordance with Good Laboratory Practice. No Acquiring Company has received any notices or correspondence from the FDA or any other Governmental Body requiring the termination, suspension or material modification of any preclinical study or clinical trial after initiation thereof by or on behalf of an Acquiring Company.

(h) Each of the Acquiring Companies has filed with the FDA, any other Governmental Body, and any institutional review board, all material required notices, supplemental applications, and annual or other reports, including adverse experience reports, with respect to each investigational new drug application or any comparable foreign regulatory application, related to the manufacture, testing, study, or sale of any of its products or product candidates, as applicable.

(i) None of the Acquiring Companies is a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or similar agreement with or imposed by any Governmental Body. None of the Acquiring Companies is subject to any investigation that is pending or, to the knowledge of Company, that has been threatened, in each case by (i) the FDA pursuant to the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §301 et seq.) or (ii) the Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)) or the Federal Civil False Claims Act (31 U.S.C. §3729), or any similar investigation that is pending or, to the knowledge of Company, that has been threatened by any other Governmental Body pursuant to any other applicable Legal Requirements. Each of the Acquiring Companies has complied in all material respects with all applicable security and privacy standards related to protected health information under the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations promulgated thereunder, as amended from time to time. No Acquiring Company has experienced any material security breach or other incident resulting in the unauthorized access to, use of, or disclosure of protected health information. Each Acquiring Company is, and has at all times since January 1, 2017 been, in compliance with all Legal Requirements and contractual obligations regarding the privacy, protection, storage, use and disclosure of Personal Data collected by such Acquiring Company, except as would not, individually or in the aggregate, have an F-Star Material Adverse Effect.

(j) None of the Acquiring Companies has received any FDA Form 483s, warning letters, untitled letters, cyber letters, notices of violation, consent decrees, notices of investigation, indictments, sentencing memoranda, plea agreements, court orders, target or no-target letters, proceedings, reviews (including data integrity reviews) or other notice of enforcement action from a Governmental Body.

3.10 Legal Proceedings; Orders.

(a) Except as set forth in Part 3.10(a)(i) of the Company Disclosure Schedule, during the three (3)-year period prior to the date hereof there has not been, and there is no pending, or threatened in writing, any Legal Proceeding and, to the knowledge of Company, no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Acquiring Companies, any business of any of the Acquiring Companies or any of the assets owned, leased or used by any of the Acquiring Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions. None of the Legal Proceedings identified in Part 3.10(a)(i) of the Company Disclosure Schedule has had or, if adversely determined, would have or result in, either individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Part 3.10(a)(ii) of the Company Disclosure Schedule, to the knowledge of Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for the commencement of any Legal Proceeding of the type described in clause (i) or clause (ii) of the first sentence of this Section 3.10(a). With regard to any Legal Proceeding set forth on Part 3.10(a)(i) or (ii) of the Company Disclosure Schedule, Company has provided F-Star or its counsel all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceedings and other information material to an assessment of such Legal Proceeding. Company has an insurance policy or policies that is expected to cover such Legal Proceeding and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceeding under such insurance policy or policies.

(b) There is no Order to which any of the Acquiring Companies, or any of the assets owned or used by any of the Acquiring Companies, is subject. To the knowledge of Company, no officer or other key employee of any of the Acquiring Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquiring Companies or to any material assets owned or used by any of the Acquiring Companies.

3.11 Brokers’ and Finders’ Fees. Except as set forth in Part 3.11 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of any of the Acquiring Companies. Company has furnished to F-Star accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of any Persons listed on Part 3.11 of the Company Disclosure Schedule.

3.12 Employee Benefit Plans.

(a) Part 3.12(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a complete and accurate list of each material plan, program, policy, Contract or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, severance, separation, relocation, termination pay, performance awards, bonus, incentive compensation, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, other equity-based award, supplemental retirement, profit sharing, material fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, or other material employee benefits, whether written or unwritten, and each other “employee benefit plan” within the meaning of Section 3(3) of ERISA, in each case, for current, retired or former employees, directors or consultants of Company or its Subsidiaries, which is sponsored, maintained, contributed to, or required to be contributed to by Company or its Subsidiaries or with respect to which the Company or its Subsidiaries has any material Liability (collectively, the “Company Employee Plans”).

(b) Company has made available to F-Star true and complete copies of each Company Employee Plan and all material related plan documents, including trust documents, plan amendments, Insurance Policies or contracts, summary plan descriptions, and compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three plan years. With respect to each Company Employee Plan that is subject to ERISA reporting requirements, Company has made available to F-Star copies of the Form 5500 reports filed by or on behalf of an Acquiring Company with respect to any Company Employee Plan for the most recent plan year. Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service that remains effective or is entitled to rely on a favorable opinion letter from the Internal Revenue Services on the form of such Company Employee Plan, and to Company’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. Company has made available to F-Star the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, as applicable.

(c) Each Company Employee Plan has been maintained and administered in all material respects in accordance with its terms and in material compliance with the requirements prescribed by applicable Legal Requirements (including ERISA and the Code). None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, except to the extent required by Section 4980B of the Code or any similar state or non-U.S. Legal Requirement. With respect to each Company Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 or ERISA occurred, in each case, that could reasonably result in material Liability to Company or its Subsidiaries. No suit or material administrative proceeding or action is pending, or to the knowledge of Company, is threatened, against or with respect to any Company Employee Plan, including any audit by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans).

(d) Neither Company nor any ERISA Affiliate of Company has ever maintained, established, sponsored, participated in or contributed to, or is or has been obligated to contribute to, or otherwise incurred any Liability under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code.

(e) Other than as specifically contemplated by this Agreement or as set forth on Part 3.12(e) of the Company Disclosure Schedule, the consummation of the Acquisition will not, either alone or in combination with another event, (i) entitle any current or former employee or other service provider of any Acquiring Company to severance benefits or any other payment (including golden parachute or bonus payments); (ii) accelerate the time of payment or vesting of any such payments or benefits or increase the amount of compensation or benefits due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; or (iv) result in any obligation to fund future benefits under any Company Employee Plan. No benefit payable or that may become payable by Company in connection with the Contemplated Transactions or as a result of or arising under this Agreement (either alone or in combination with another event) is reasonably likely to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code.

(f) Company does not sponsor, contribute to or have any Liability with respect to any employee benefit plan, program or arrangement that provides benefits to non–resident aliens with no United States source income outside of the United States.

3.13 Title to Assets; Real Property. Except as set forth on Part 3.13 of the Company Disclosure Schedule, the Acquiring Companies own, and have good, valid and marketable title to, all material tangible assets purported to be owned by them, including all material tangible assets reflected in the books and records of the Acquiring Companies as being owned by the Acquiring Companies. All of said assets are owned by the Acquiring Companies free and clear of any Encumbrances, except for (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Financials, (ii) liens that have arisen in the ordinary course of business and that do not (individually or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Acquiring Companies, and (iii) Encumbrances described in Part 3.13 of the Company Disclosure Schedule. The Acquiring Companies do not own and have never owned any real property, and do not currently hold any interest in real property, except for the leaseholds created under the real property leases identified in Part 3.13 of the Company Disclosure Schedule. The Acquiring Companies are the lessees of, and hold valid leasehold interests in, all assets purported to have been leased by them, including all assets reflected in the books and records of the Acquiring Companies as being leased to the Acquiring Companies, and the Acquiring Companies enjoy undisturbed possession of such leased assets. Part 3.13 of the Company Disclosure Schedule sets forth a complete and accurate list of all real property leases to which any Acquiring Company is a party, which are each in full force and effect, and with no existing material default thereunder.

3.14 Environmental Matters. Each Acquiring Company is in compliance with all applicable Environmental Laws, which compliance includes the possession by Company of all permits and other authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except where the failure to be in compliance would not, individually or in the aggregate, have a

Company Material Adverse Effect. Since January 1, 2017, no Acquiring Company has received any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that any Acquiring Company is not in material compliance with any Environmental Law, and, to the knowledge of Company, there are no circumstances existing as of the date hereof that would prevent or interfere with any Acquiring Company’s material compliance with any Environmental Law in the future. To the knowledge of Company: (i) no current or prior owner of any property leased or controlled by any Acquiring Company has received any written notice or other communication relating to property owned or leased at any time by any Acquiring Company, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or any Acquiring Company is not in compliance with or has violated any Environmental Law relating to such property and (ii) no Acquiring Company has any material liability under any Environmental Law.

3.15 Labor Matters.

(a) Part 3.15(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all employees of the Acquiring Companies along with each such employee’s position, whether classified as exempt or non-exempt for wage and hour purposes, business location, status (i.e., active or inactive and if inactive, the type of leave and estimated duration), hire date, 2019 actual compensation and annual rate of compensation for 2020 (including base salary and the target amount of any bonuses to which such employee may be eligible) and the total amount of bonus, retention, severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the Acquisition.

(b) There are no agreements or other arrangements between the Acquiring Companies and any trade union or other body representing employees.

(c) The Acquiring Companies are in compliance in all material respects with all Legal Requirements relating to employment practices, terms and conditions of employment, and the employment of former, current, and prospective employees, individual independent contractors and “leased employees” (within the meaning of Section 414(n) of the Code in the United States and other Legal Requirements in any jurisdiction in which the Acquiring Companies employ interim employees), including all such Legal Requirements and Contracts relating to wages, hours, collective bargaining, classification of employees, employment discrimination, immigration, disability, civil rights, fair labor standards, occupational safety and health, and workers’ compensation, and have timely prepared and, as applicable, filed all employment-related forms (including United States Citizenship and Immigration Services Form I-9) to the extent required by any relevant Governmental Body.

3.16 Company Contracts.

(a) Part 3.16 of the Company Disclosure Schedule lists each of the following Contracts in effect as of the date of this Agreement to which any Acquiring Company is a party or by which any Acquiring Company is bound:

(i) any Contract with any distributor, reseller or sales representative;

(ii) any Contract with any manufacturer, vendor or other Person for the supply of materials or performance of services by such third party to Company in relation to clinical trials or the manufacture of Company’s products or product candidates that (a) contemplates or involves the payment or delivery of cash or other consideration in an amount or has a value in excess of $50,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $50,000 in the aggregate or (b) is material to the business or operations of the Acquiring Companies, taken as a whole;

(iii) any Contract incorporating or relating to any guaranty, any warranty, any sharing of Liabilities or any indemnity not entered into in the ordinary course of business, including any indemnification agreements between an Acquiring Company and any of its officers or directors;

(iv) any Contract imposing any material restriction on the right or ability of any Acquiring Company: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (D) to perform services for any other Person; or (E) to otherwise transact business with any other Person;

(v) any Contract relating to the disposition or acquisition of any material interest in, or any material amount of, property or assets of any Acquiring Company, other than in the ordinary course of business, or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(vi) any Contract relating to the borrowing of money or extension of credit;

(vii) any joint marketing, research, development or collaboration Contract;

(viii) any Contract that gives rise to any material payment or benefit as a result of the performance of this Agreement;

(ix) any Contract that provides for: (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of any Acquiring Company; or (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of any Acquiring Company;

(x) any Contract providing any severance or change-in-control payment or benefit to any officer, director or employee of any Acquiring Company;

(xi) any Contract with any Governmental Body that is material to the business or operations of any Acquiring Company;

(xii) any interested party Contracts;

(xiii) any Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of any Acquiring Company;

(xiv) any Contract for leased real property;

(xv) any Contract with any financial advisor, broker, finder, investment bank or other Person, providing advisory services; or

(xvi) any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or has a value in excess of $100,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $100,000 in the aggregate, other than any arrangement or agreement expressly contemplated by or provided for in this Agreement, that does not allow an Acquiring Company to terminate the Contract for convenience with no more than ninety (90) days prior notice to the other party and without the payment of any rebate, chargeback, penalty or other amount to such third party in connection with any such termination.

(b) Company has made available to F-Star an accurate and complete copy of each Contract listed or required to be listed in Part 3.16 of the Company Disclosure Schedule (any such Contract, a “Company Contract”). There are no Company Contracts that are not in written form. No Acquiring Company and, to Company’s knowledge, no other party to a Company Contract has breached or violated in any material respect or materially defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Company Contracts. To the knowledge of Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) would reasonably be expected to: (i) result in a violation or breach in any material respect of any of the provisions of any Company Contract; (ii) give any Person the right to declare a default in any material respect under any Company Contract; (iii) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Company Contract; (iv) give any Person the right to accelerate the maturity or performance of any Company Contract; or (v) give any Person the right to cancel, terminate or modify any Company Contract. Except as set forth on Part 3.16 of the Company Disclosure Schedule, the consummation of the Acquisition will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from any Acquiring Company to any Person under any Company Contract or give any Person the right to terminate or alter the provisions of any Company Contract. No Person is renegotiating any material amount paid or payable to any Acquiring Company under any Company Contract or any other material term or provision of any Company Contract. Each Company Contract is valid, binding, enforceable and in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

3.17 Books and Records. The minute books of the Acquiring Companies have been made available to F-Star and Sellers or their respective counsel and contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since January 1, 2018. Each of the stock certificate books, registers of stockholders and other corporate registers of the Acquiring Companies comply in all material respects with the provisions of all applicable Legal Requirements and are complete and accurate in all material respects.

3.18 Insurance.

(a) Part 3.18(a) of the Company Disclosure Schedule sets forth each Insurance Policy to which any Acquiring Company is a party. Each Insurance Policy is in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Acquiring Companies would, in accordance with good business practice, customarily insure. All premiums due and payable under such Insurance Policies have been paid on a timely basis and each Acquiring Company is in compliance in all material respects with all other terms thereof. True, complete and correct copies of such Insurance Policies have been made available to F-Star.

(b) Except as set forth on Part 3.18(b) of the Company Disclosure Schedule, there are no material claims pending, under any Insurance Policy to which any Acquiring Company is a party, as to which coverage has been denied or disputed. All material claims thereunder have been noticed in time and since January 1, 2017 no Acquiring Company has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has any Acquiring Company received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

3.19 Code of Ethics. Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC, for senior financial officers, applicable to its principal executive officer, principal financial officer, controller or principal accounting officer, or persons performing similar functions. Company has promptly disclosed any change in or waiver of Company’s code of ethics with respect to any such persons, as required by Section 406(b) of the Sarbanes-Oxley Act. To the knowledge of Company, there have been no violations of provisions of Company’s code of ethics by any such persons.

3.20 Opinion of Financial Advisor. The board of directors of Company has received an opinion of Ladenburg Thalmann & Co. Inc., financial advisor to Company, dated July 26, 2020, to the effect that the Acquisition Consideration is fair to the Company Stockholders from a financial point of view. Company will furnish an accurate and complete copy of said opinion to F-Star and Sellers for informational purposes only promptly after the date hereof.

3.21 Shell Company Status. Company is not an issuer identified in Rule 144(i)(1) of the Securities Act.

3.22 Government Contracts. Company has not been suspended or debarred from bidding on contracts with any Governmental Body, and to the knowledge of the Company, no such suspension or debarment has been initiated or threatened. The consummation of the Contemplated Transactions will not result in any such suspension or debarment of Company (assuming that no such suspension or debarment will result solely from the identity of F-Star).

3.23 Interested Party Transactions. Except as set forth on Part 3.23 of the Company Disclosure Schedule or disclosed in the Company’s SEC Documents, no event has occurred since January 1, 2018 that would be required to be reported by any Acquiring Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K pursuant to the Exchange Act.

3.24 Bank Accounts; Deposits.

(a) Part 3.24 of the Company Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Company at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of June 30, 2020 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b) All existing accounts receivable of Company (including those accounts receivable reflected on the Company Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Company Balance Sheet and have not yet been collected) (i) represent valid obligations of customers of Company arising from bona fide transactions entered into in the ordinary course of business, and (ii) are current and collectible in full when due, without any counterclaim or set off, net of applicable reserves for bad debts on the Company Balance Sheet. All deposits of Company (including those set forth on the Company Balance Sheet) which are individually more than $10,000 or more than $25,000 in the aggregate are fully refundable to Company.

3.25 Disclosure; Company Information. None of the information supplied or to be supplied by or on behalf of Company for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any statement that, in light of the circumstances under which it was made, is false or misleading with respect to any material fact or omit to state any material fact necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. None of the information supplied or to be supplied by or on behalf of Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company Stockholders or at the time of the Company Stockholders’ Meeting, contain any statement that, in light of the circumstances under which it was made, is false or misleading with respect to any material fact or omit to state any material fact necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. The Registration Statement will comply as to form in all material respects with the applicable Legal Requirements. Notwithstanding the foregoing, no representation is made by Company with respect to the information that has been or will be supplied by any of the F-Star Companies, any Seller or any of their respective Representatives for inclusion in the Proxy Statement.

3.26 Exclusivity of Representations; Reliance.

(a) Except as expressly set forth in this Article 3, neither Company nor any Person on behalf of Company has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Company or its business in connection with the Contemplated Transactions, including any representations or warranties about the accuracy or completeness of any information or documents previously provided (including with respect to any financial or other projections therein), and any other such representations and warranties are hereby expressly disclaimed.

(b)Company acknowledges and agrees that, except for the representations and warranties of F-Star set forth in Article 2 and Sellers set forth in Article 4, neither Company nor its Representatives is relying on any other representation or warranty of F-Star, Sellers, or any other Person made outside of Article 2 and Article 4, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case with respect to the Acquisition.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, severally and not jointly, represents and warrants to F-Star and Company as to itself as follows:

4.1 Ownership of F-Star Share Capital and Loan Notes. Such Seller is the sole record, legal and beneficial owner of, as of the date hereof, all of the shares of F-Star Issued Share Capital and all of the 2019 Loan Notes listed next to the name of such Seller on Part 4.1 of the F-Star Disclosure Schedule. As of the Closing, such Seller will be the sole record, legal and beneficial owner of all of the F-Star Shares listed next to the name of such Seller on Part 4.1 of the F-Star Disclosure Schedule as updated pursuant to Section 6.19 and delivered to Company prior to the Closing. Such Seller is not a party to any option, warrant, purchase right or other Contract that could require such Seller to sell, transfer or otherwise dispose of any of its shares of F-Star Share Capital (other than as set forth in this Agreement) and has good and valid title to all of the shares of F-Star

Share Capital held by such Seller and will, as of the Closing, have good and valid title to all F-Star Shares issuable in respect of such shares of F-Star Share Capital, in each case free and clear of all Encumbrances. Subject only to stamping, upon the consummation of the Acquisition, Company will acquire good and marketable title to the F-Star Shares acquired by Company from such Seller, free and clear of all Encumbrances.

4.2 Authority; Non-Contravention.

(a) If a natural person, such Seller has the requisite legal capacity to enter into this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions. If not a natural person, (i) such Seller has the requisite corporate, limited liability company or similar power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions and (ii) the execution and delivery of this Agreement by such Seller, the performance by such Seller of its obligations hereunder and the consummation by such Seller of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller and, assuming the due authorization, execution and delivery by F-Star and Company, constitutes the valid and binding obligation of such Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity.

(b) The execution and delivery of this Agreement by such Seller does not, and the performance of this Agreement by such Seller will not, conflict with or violate any Organizational Document or Legal Requirement applicable to such Seller or by which its properties are bound or affected.

(c) Such Seller is not subject to any Insolvency Proceedings.

(d) If such Seller is an Investor or becomes an Additional Investor in the F-Star Pre-Closing Financing, such Seller will at the time of the F-Star Pre-Closing Financing have such immediately available funds as are necessary to pay all amounts due from Seller to consummate the F-Star Pre-Closing Financing.

4.3 Tax Matters. Such Seller has had the opportunity to review with such Seller’s tax advisors the applicable Tax consequences of the Contemplated Transactions, including the purchase of the F-Star Shares acquired from such Seller by Company. Such Seller is relying solely on such advisors and not on any statements or representations of Company or F-Star or any of their respective Representatives with respect to Tax matters. Such Seller understands that it (and not Company or F-Star) shall be responsible for such Seller’s Tax Liability and any related interest and penalties that may arise as a result of the Contemplated Transactions.

4.4 Disclosure; Seller Information. None of the information supplied or to be supplied by or on behalf of such Seller for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any statement that, in light of the circumstances under which it was made, is false or misleading with respect to any material fact or omit to state any material fact necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. None of the information supplied or to be supplied by or on behalf of such Seller for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company Stockholders or at the time of the Company Stockholders’ Meeting, contain any statement that, in light of the circumstances under which it was made, is false or misleading with respect to any material fact or omit to state any material fact necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. Notwithstanding the foregoing, no representation is made by such Seller with respect to the information that has been or will be supplied by any other Seller, any of the Acquiring Companies, any of the F-Star Companies or any of their respective Representatives for inclusion in the Registration Statement or the Proxy Statement.

4.5 Ownership of Company Capital Stock; Affiliates. Such Seller (including such Seller’s Affiliates) does not own, directly or indirectly, beneficially or of record, any shares of Company Common Stock or any other economic interest (through derivative securities or otherwise) in, Company. Other than as contemplated by this

Agreement, no Seller is, nor at any time during the last three (3) years has been, an “interested stockholder” of Company within the meaning of Section 203 of Delaware Law. Except as set forth on Part 4.5 of the F-Star Disclosure Schedule, no Seller is an “affiliate” of any other Seller as such term is defined in Rule 12b-2 of the Exchange Act.

4.6 Exclusivity of Representations; Reliance.

(a) Except as expressly set forth in this Article 4, neither Sellers nor any Person on behalf of Sellers has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Company or any of its Subsidiaries or Sellers in connection with the Contemplated Transactions, including any representations or warranties about the accuracy or completeness of any information or documents previously provided (including with respect to any financial or other projections therein), and any other such representations and warranties are hereby expressly disclaimed.

(b) Each Seller acknowledges and agrees that, except for the representations and warranties of Company set forth in Article 3, none of such Seller or any of such Seller’s Representatives are relying on any other representation or warranty of Company or any other Person made outside of Article 3, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case with respect to the Contemplated Transactions.

ARTICLE 5

CONDUCT OF BUSINESS PENDING THE CLOSING

5.1 Conduct of Company Business. Except (i) as set forth on Part 5.1 of the Company Disclosure Schedule, (ii) for the Approved Development Transaction and any Permitted Disposition, (iii) as expressly contemplated by this Agreement, (iv) as required by applicable Legal Requirements or (v) unless F-Star shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing (the “Pre-Closing Period”), Company shall, and shall cause its Subsidiaries to, conduct their respective businesses and operations (a) in the ordinary course of business consistent with past practice; provided that, Company may, in response to the coronavirus (COVID-19) pandemic, take such actions as Company deems reasonably necessary or advisable (A) to protect the health and safety of Company’s or its Subsidiaries’ employees and other individuals having business dealings with Company or its Subsidiaries, (B) to respond to orders or guidance from any Governmental Body imposed in response to, or third-party supply or service disruptions caused by, such pandemic, or (C) to comply with any requirements imposed by third parties with whom the Company or its Subsidiaries does business; provided, further, that following the end of the pandemic or the termination of any orders or guidance of any Governmental Body relating thereto or any such third-party requirements, to the extent that Company or any of its Subsidiaries took any actions or refrained from taking any actions pursuant to the immediately preceding proviso that caused deviations from their respective businesses being conducted in the ordinary course of business consistent with past practice, Company shall, and shall cause its Subsidiaries to resume conducting their respective businesses in the ordinary course of business consistent with past practice as soon as reasonably practicable; and (b) in compliance in all material respects with all applicable Legal Requirements and requirements of all Contracts that constitute Company Contracts. In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement (including the actions set forth on Part 5.1 of the Company Disclosure Schedule and the proviso set forth in the first sentence of this Section 5.1), or with the prior written consent of F-Star (which consent shall not be unreasonably withheld, delayed or conditioned), Company will not, and will not permit its Subsidiaries to:

(a) amend or otherwise change any of the Organizational Documents of any Acquiring Company or effect or be a party to any merger, consolidation, share exchange business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions and any Permitted Disposition;

(b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest) (except for the issuance of shares of Company Common Stock issuable pursuant to Company Options or Company RSUs in accordance with the terms under the Company Option Plan or pursuant to Company Warrants, as the case may be, which Company Options, Company RSUs or Company Warrants, as the case may be, are outstanding on the date hereof);

(c) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Company Common Stock (other than pursuant to a Contract in effect on the date of this Agreement and which has been made available to F-Star prior to the date hereof);

(d) extend credit for borrowed money to any Person or incur any indebtedness for borrowed money or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of any other Person or sell, pledge, dispose of or create an Encumbrance with respect to any assets (except for Encumbrances created by operation of law, pursuant to the terms of the Approved Development Transaction or any Permitted Disposition or dispositions of obsolete or worthless assets);

(e) accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of any Company Options or Company Warrants or authorize cash payments in exchange for any Company Options or Company Warrants, except as may be required under any Company Option Plan, Contract or this Agreement or as may be required by applicable Legal Requirements;

(f) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock (other than the issuance of the CVRs in accordance with this Agreement and the CVR Agreements or the Permitted Dividend, if any), except that a wholly owned Subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (other than the Company Reverse Stock Split) or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries, or propose to do any of the foregoing;

(g) sell, assign, transfer, license, sublicense or otherwise dispose of any IP Rights, other than (i) the Approved Development Transaction, (ii) a Permitted Disposition or (iii) in the ordinary course of business (which shall include material transfer agreements, clinical trial-related agreements (including Contracts with clinical research organizations), services agreements, non-disclosure agreements and other ordinary course Contracts with non-exclusive licenses (including with research institutes));

(h) materially change any royalty payment charged by Company or any of its Subsidiaries or materially change any royalty payment charged by Persons who have licensed IP Rights to Company or any of its Subsidiaries, except pursuant to the terms of the Approved Development Transaction or any Permitted Disposition;

(i) form any Subsidiary except for the purpose of effecting the Approved Development Transaction or a Permitted Disposition;

(j) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets or any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(k) forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(l) except as may be required under any Company Option Plan, Company Contract or this Agreement or as may be required by applicable Legal Requirements, (i) increase the compensation payable or to become payable to its directors, officers, employees or consultants, (ii) grant any severance, change in control, retention or termination pay to, or enter into any employment, severance or similar agreement with, any director, officer, employee or consultant, (iii) hire any new employee or consultant whose annual base salary is more than $150,000 per year, (iv) establish, adopt, enter into, terminate or amend in any material respect any collective bargaining or similar agreement or Company Employee Plan (or any plan, program, agreement or arrangement that would be a Company Employee Plan if it were in existence on the date hereof), or take any action to accelerate the time of payment or vesting of any compensation or benefits or take any action to fund or secure the funding of any compensation or benefits (other than qualified retirement plan benefits);

(m) take any action, other than as required by applicable Legal Requirements or GAAP, to change accounting policies or procedures;

(n) (i) make or change any material Tax election inconsistent with past practices, (ii) change any material Tax accounting method, or (iii) settle or compromise any material federal, state, local or foreign Tax Liability, except, in the case of clauses (i) and (ii), as required by Legal Requirements;

(o) pay, discharge or satisfy any claims or Liabilities (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of Liabilities reflected or reserved against in the Company Financials, or incurred in the ordinary course of business and consistent with past practice;

(p) enter into any partnership arrangements, joint development agreements or strategic alliances except in connection with the Approved Development Transaction or any Permitted Disposition;

(q) except in connection with the Approved Development Transaction or any Permitted Disposition, enter into any Contract (i) involving annual payments by Company or any of its Subsidiaries greater than $25,000 in the aggregate, (ii) involving indemnification by Company or any of its Subsidiaries, other than in the ordinary course of business, (iii) relating to IP Rights (other than confidentiality agreements, assignment of inventions agreements between any Acquiring Company and any employee thereof and non-exclusive licenses in the ordinary course of business), and/or (iv) that is not terminable for convenience without penalty;

(r) amend in any material respect or terminate (except as provided in Section 6.26) any Company Contract;

(s) except in connection with the Approved Development Transaction, make any capital expenditure or capital commitment in excess of $25,000, other than capital expenditures or capital commitments in connection with Company’s ongoing Phase 1a/1b, multicenter, open-label, non-randomized, dose-escalation, and cohort expansion study examining SB 11285 administered as an IV infusion in patients with advanced solid tumors (the “STING Trial”), not to exceed $50,000 in the aggregate;

(t) initiate any litigation, action, suit, proceeding, claim or arbitration (each, an “Action”), other than Actions against the vendors set forth on Schedule 5.1(t) for repayment of amounts in dispute, or settle or agree to settle any Action, other than any settlement which (i) provides a complete release of all claims against Company, and (ii) that does not involve the payment of any amount by Company in excess of $100,000 (after giving effect to any insurance coverage applicable to such settlement) (except for any Action arising out of or related to this Agreement or the Contemplated Transactions);

(u) fail to make any material payment with respect to any of Company’s or any of its Subsidiaries’ accounts payable or indebtedness in a timely manner in accordance with the terms thereof and consistent with past practices;

(v) enter into or amend a Contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions; or

(w) take, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through 5.1(v) above.

The Parties acknowledge and agree that (i) nothing contained in this Agreement shall give F-Star, directly or indirectly, the right to control or direct the operations of any Acquiring Company prior to the Closing, (ii) prior to the Closing, each Acquiring Company shall exercise, consistent with the terms and conditions of this

Agreement, complete control over its operations and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of F-Star will be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any applicable Legal Requirements.

5.2 Conduct of F-Star Business. Except as set forth on Part 5.2 of the F-Star Disclosure Schedule, as expressly contemplated by this Agreement, as required by applicable Legal Requirements or unless Company shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, F-Star shall, and shall cause its Subsidiaries to, conduct their respective businesses and operations (a) in the ordinary course of business consistent with past practice; provided that F-Star may, in response to the coronavirus (COVID-19) pandemic, take such actions as F-Star deems reasonably necessary or advisable (A) to protect the health and safety of the employees of the F-Star Companies and other individuals having business dealings with any F-Star Companies, (B) to respond to orders or guidance from any Governmental Body imposed in response to, or third-party supply or service disruptions caused by, such pandemic, or (C) to comply with any requirements imposed by third parties with whom the F-Star Companies do business; provided, further, that following the end of the pandemic or the termination of any orders or guidance of any Governmental Body relating thereto or any such third-party requirements, to the extent that any F-Star Company took any actions or refrained from taking any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice, to resume conducting its business in the ordinary course of business consistent with past practice as soon as reasonably practicable; and (b) in compliance in all material respects with all applicable Legal Requirements and the requirements of all Contracts that constitute F-Star Contracts. In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement (including the actions set forth on Part 5.2 of the F-Star Disclosure Schedule and the proviso set forth in the first sentence of this Section 5.2), or with the prior written consent of Company (which consent shall not be unreasonably withheld, delayed or conditioned), F-Star will not, and will not permit its Subsidiaries to:

(a) amend or otherwise change any of the Organizational Documents of any F-Star Company (other than in connection with the Conversions and the F-Star Pre-Closing Financing) or effect or be a party to any merger, consolidation, share exchange business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest) (except for the issuance of (i) F-Star Ordinary Shares pursuant to F-Star Options or F-Star RSUs granted prior to the date hereof in accordance with the terms of the F-Star Equity Plans, (ii) F-Star Ordinary Shares in the F-Star Pre-Closing Financing, (iii) up to $3,000,000 in aggregate principal amount of 2019 Loan Notes (including pursuant to any Equity Commitment Exchanges), and (iv) F-Star Ordinary Shares in the Conversions);

(c) except for the Conversions, redeem, repurchase or otherwise acquire, directly or indirectly, any shares in the F-Star Share Capital;

(d) extend credit for borrowed money to any Person or incur any indebtedness for borrowed money or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an Encumbrance with respect to any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) Encumbrances created by operation of law or dispositions of obsolete or worthless assets, (iii) the issuance of up to $3,000,000 in aggregate principal amount of 2019 Loan Notes (including pursuant to any Equity Commitment Exchanges));

(e) accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or authorize cash payments in exchange for any options, except as provided in Section 6.15 hereof;

(f) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares in the F-Star Share Capital, except that a wholly owned Subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any shares in the F-Star Share Capital or, except for the Conversions and except as specifically provided in Section 6.15 with respect to F-Star Options and F-Star RSUs, issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares in the F-Star Share Capital or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries, or propose to do any of the foregoing;

(g) sell, assign, transfer, license, sublicense or otherwise dispose of any F-Star IP Rights, other than in the ordinary course of business (which shall include material transfer agreements, clinical trial-related agreements (including Contracts with clinical research organizations), services agreements, non-disclosure agreements and other ordinary course Contracts with non-exclusive licenses (including with research institutes));

(h) materially change any royalty payments charged by any F-Star Company or materially change any royalty payments charged by Persons who have licensed IP Rights to any F-Star Company other than in the ordinary course of business;

(i) form any Subsidiary;

(j) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets or any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(k) forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(l) take any action, other than as required by applicable Legal Requirements, IFRS or GAAP, to change accounting policies or procedures;

(m) (i) make or change any material Tax election inconsistent with past practices, (ii) change any material Tax accounting method, or (iii) settle or compromise any material federal, state, local or foreign Tax Liability, except, in the case of clauses (i) and (ii), as required by Legal Requirements;

(n) pay, discharge or satisfy any claims or Liabilities (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of Liabilities incurred in the ordinary course of business and consistent with past practice or otherwise incurred in connection with the Contemplated Transactions;

(o) other than in the ordinary course of business, enter into, materially amend or terminate any F-Star Contract (excluding, for the avoidance of doubt, any Equity Commitment Exchanges);

(p) enter into or amend a Contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;

(q) settle or agree to settle any Action, other than in the ordinary course of business (except, subject to Section 6.25, for any Action arising out of or related to this Agreement or the Contemplated Transactions);

(r) amend, modify or waive any provision of any F-Star Pre-Closing Financing Agreement which would be materially adverse to Company (excluding, for the avoidance of doubt, any Equity Commitment Exchanges);

(s) take, or agree in writing or otherwise to take, any of the actions described in Sections 5.2(a) through (r) above.

The Parties acknowledge and agree that (i) nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of any F-Star Company prior to the Closing, (ii) prior to the Closing, each F-Star Company shall exercise, consistent with the terms and conditions of this Agreement, complete control over its operations and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Company will be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any applicable Legal Requirements. The parties further acknowledge and agree that nothing contained in this Agreement shall prohibit or restrict any F-Star Company from taking any action necessary or appropriate (including marketing efforts) in accordance with applicable securities laws and in accordance with the terms and conditions hereof and the Pre-Closing Financing Agreements, to consummate the F-Star Pre-Closing Financing on the terms specified in the F-Star Pre-Closing Financing Agreements prior to the Closing.

Upon the reasonable request of F-Star and at F-Star’s sole cost and expense, Company shall provide reasonable access to Company management and the books and records of Company during normal business hours upon reasonable advance notice for the purpose of permitting any potential party to the F-Star Pre-Closing Financing Agreements to review the business and affairs of Company, subject to the entry by such potential party into a customary non-disclosure and standstill agreement with Company.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Registration Statement; Proxy Statement.

(a) On or before the later of (X) thirty (30) days after the date of this Agreement, or (Y) ten (10) days after Company’s receipt of the F-Star Financials, (i) Company, in cooperation with F-Star, shall prepare and file with the SEC a preliminary proxy statement relating to the Company Stockholders’ Meeting to be held in connection with the Contemplated Transactions (the definitive form of such proxy statement, together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Company, in cooperation with F-Star, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Company Common Stock to be issued in the Contemplated Transactions. Company will, reasonably promptly following the receipt thereof, make available to F-Star any SEC correspondence related to the Registration Statement. Each of Company and F-Star shall use their commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Legal Requirements in connection with the issuance of shares of Company Common Stock in the Contemplated Transactions. Each of Company, F-Star and Sellers shall furnish all information concerning such Party, such Party’s Subsidiaries and such Party’s directors, executive officers and shareholders, as applicable, to the other parties as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement. Company covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. F-Star covenants and agrees that the information supplied by F-Star to Company for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by or on behalf of F-Star or any of its Representatives for inclusion therein. Company shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable (but within five (5) Business Days) after the Registration Statement is declared effective by the SEC. If Company or F-Star become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, then such party shall promptly inform the other parties thereof and shall cooperate with such other parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Company Stockholders.

(b) Notwithstanding anything to the contrary stated above, prior to filing and mailing, as applicable, the Registration Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Company shall provide F-Star a reasonable opportunity to review and comment on such document or response and shall discuss with F-Star and include in such document or response, comments reasonably and promptly proposed by F-Star. Company will advise F-Star, promptly after Company receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Company Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.2 Company Stockholders’ Meeting.

(a) Company will take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Capital Stock (the “Company Stockholders’ Meeting”) to approve the Company Stockholder Approval Matters. The Company Stockholders’ Meeting will be held as promptly as practicable following the effective date of the Registration Statement (on a date selected by Company in consultation with F-Star) but in no event later than forty-five (45) days after the effective date of the Registration Statement; provided, however, notwithstanding anything to the contrary contained herein, if on the date of the Company Stockholders’ Meeting, or a date preceding the date on which the Company Stockholders’ Meeting is scheduled, Company reasonably believes that (i) it will not receive proxies sufficient to obtain the required approval of the holders of Company Capital Stock at the Company Stockholders’ Meeting with respect to all of the Company Stockholder Approval Matters, whether or not a quorum would be present at the Company Stockholders’ Meeting, or (ii) it will not have sufficient shares of Company Capital Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, Company shall have the right, in its sole and absolute discretion, to postpone or adjourn the Company Stockholders’ Meeting as long as the date of the Company Stockholders’ Meeting is not postponed or adjourned more than an aggregate of thirty (30) consecutive calendar days in connection with such postponement or adjournment. Company will engage Innisfree M&A Incorporated (or such other proxy solicitor reasonably acceptable to F-Star) as proxy solicitor to assist in the solicitation of proxies in connection with the Company Stockholders’ Meeting and will ensure that such proxies are solicited in compliance in all material respects with all applicable Legal Requirements. Company shall use its commercially reasonable efforts to solicit from the Company Stockholders proxies in favor of the Company Stockholder Approval Matters.

(b) Subject to Section 6.2(c): (i) the board of directors of Company will recommend that its stockholders vote to approve the Company Stockholder Approval Matters (such recommendation, the “Company Board Recommendation”); (ii) the Proxy Statement will include the Company Board Recommendation; (iii) the Company Board Recommendation will not be withdrawn or modified, and no resolution by the board of directors of Company or any committee thereof to withdraw or modify the Company Board Recommendation will be adopted or publicly proposed by Company; (iv) following the public disclosure of an Acquisition Proposal, the board of directors of Company will not fail to publicly reaffirm or republish the Company Board Recommendation within five (5) Business Days after F-Star so requests in writing; and (v) the board of directors of Company will not fail to recommend against acceptance of, or take a neutral position with respect to, a tender or exchange offer related to an Acquisition Proposal in any position taken pursuant to Rules 14d-9 and 14e-2 under the Exchange Act.

(c) Notwithstanding anything to the contrary contained in Section 6.2(b), at any time prior to the Company Stockholder Approval, the Company Board Recommendation may be withdrawn or modified (a “Company Change in Recommendation”) if the board of directors of Company concludes in good faith, after consultation with Company’s outside legal counsel and financial advisors, that as a result of Company’s receipt of an Acquisition Proposal that was not the result of a breach of Section 6.10(a)(i) and that the board of directors of Company has determined in good faith, after consultation with Company’s outside legal and financial advisors, constitutes a Superior Offer, a failure to make a Company Change in Recommendation is reasonably likely to constitute a breach of the fiduciary duties of the board of directors of Company to the Company Stockholders under applicable Legal Requirements; provided, however, that prior to Company taking any action permitted under this Section 6.2(c), Company shall provide F-Star and Sellers with four (4) Business Days’ prior written notice (the “Notice Period”) advising F-Star and Sellers that it intends to effect such withdrawal or modification to the Company Board Recommendation and specifying, in reasonable detail, the reasons therefor (including the information required by Section 6.10(a)(ii)), and during such Notice Period, (i) Company shall negotiate, and cause its Representatives to negotiate, with F-Star in good faith (to the extent F-Star wishes to negotiate) to enable F-Star to determine whether to propose revisions to the terms of this Agreement such that it would obviate the need for Company’s board of directors to effect such withdrawal or modification, and (ii) Company shall consider in good faith any proposal by F-Star or Sellers to amend the terms and conditions of this Agreement in a manner that would make F-Star’s or Sellers’ modified proposal at least as favorable to Company and its stockholders as the Superior Offer. If the board of directors of Company determines that, in accordance with clause (ii) of the immediately preceding sentence, F-Star’s or Sellers’ modified proposal is at least as favorable to Company and the Company Stockholders as the Superior Offer (after taking account any amendment or modification to the terms of such Superior Offer) then the board of directors of Company shall recommend such modified proposal to the Company Stockholders; provided, however, that in the event of any amendment or modification to the terms of such Superior Offer makes it more favorable than the latest modified proposal by F-Star or Sellers, the notification provisions above shall again apply, except that the Notice Period shall be three (3) Business Days rather than four (4) Business Days. It is expressly understood and agreed by all Parties that a “stop, look and listen” or similar communication by the board of directors of Company, or a committee thereof, to the Company’s Stockholders pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed a Company Change in Recommendation.

(d) Company’s obligation to call, give notice of and hold the Company Stockholders’ Meeting will not be limited or otherwise affected by any Company Change in Recommendation.

(e) Nothing contained in this Agreement will prohibit Company or its board of directors from making any disclosure or statement pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that no Company Change in Recommendation shall be made except in accordance with the terms of this Agreement.

6.3 Access to Information; Confidentiality. During the Pre-Closing Period, and upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such Party is subject, Company and F-Star each shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to, afford to the Representatives of the other, reasonable access, during the Pre-Closing Period, to all its properties, books, contracts, commitments and records (including Tax records) and, during such period, Company and F-Star each will furnish promptly to the other all information concerning its business, properties and personnel as such other Party may reasonably request, and each will make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other’s business, properties and personnel as either Party may reasonably request; provided, that, in each case, such access may be subject to such reasonable restrictions as Company or F-Star, as applicable, reasonably determines, in light of the coronavirus (COVID-19) pandemic (taking into account any “shelter-in-place” or similar order issued by a Governmental Body). Any investigation conducted by Company or F-Star pursuant to this Section 6.3 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the other Party. Each Party will keep such information confidential in accordance with the terms of the currently effective confidentiality agreement (the “Confidentiality Agreement”) between F-Star and Company, which agreements the parties agree will continue in full force following the date of this Agreement. Notwithstanding anything herein to the contrary in this Section 6.3, no access or examination contemplated by this Section 6.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Legal Requirement; provided, that such Party or its Subsidiary: (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver; (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information); and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

6.4 Regulatory Approvals and Related Matters.

(a) Each Party will promptly file all notices, reports and other documents required to be filed by such Party with any Governmental Body with respect to the Contemplated Transactions, and submit promptly any additional information requested by any such Governmental Body. Each of F-Star and Company will notify the other promptly upon the receipt of (and, if in writing, share a copy of) any communication received by such Party from, or given by such Party to, any Governmental Bodies and of any material communication received or given in connection with any proceeding by a private party, in each case in connection with the Contemplated Transactions. Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file any notification or other document required to be filed in connection with the Acquisition under any applicable foreign Legal Requirement relating to antitrust or competition matters. Company and F-Star shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters. Each of F-Star and Company will give the other prompt notice of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to any of the Contemplated Transactions, will keep the other reasonably informed as to the status of any such Legal Proceeding or threat, and, in connection with any such Legal Proceeding, will permit authorized representatives of the other to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

(b) Upon the terms and subject to the conditions set forth in this Agreement and subject to this Section 6.4(b), each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions necessary or advisable to satisfy each of the conditions set forth in Article 7, consummate the Acquisition and make effective the other Contemplated Transactions (provided that no Party will be required to waive any of the conditions set forth in Article 7, as applicable, as part of its obligations to consummate the Contemplated Transactions). Without limiting the generality of the foregoing, but subject to this Section 6.4(b), each Party agrees to use its commercially reasonable efforts to: (i) as promptly as practicable, prepare and file all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Contemplated Transactions; and (iii) lift any restraint, injunction or other legal bar to the Contemplated Transactions.

6.5 Director Indemnification and Insurance.

(a) From the Closing through the sixth (6th) anniversary of the Closing Date, Company shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Closing, a director or officer of any F-Star Company or Acquiring Company (the “D&O Indemnified Parties”), against all claims, losses, Liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of an F-Star Company or Acquiring Company, whether asserted or claimed prior to, at or after the Closing, to the fullest extent permitted under applicable Legal Requirement, and such F-Star Company’s or Acquiring Company’s Organizational Documents, as applicable. Each D&O Indemnified Party will, to the fullest extent permitted under applicable Legal Requirements and the F-Star Company’s or Acquiring Company’s Organizational Documents, as applicable, be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of the applicable Acquiring Company and the applicable F-Star Company, jointly and severally, upon receipt by Company or F-Star from the D&O Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by applicable Legal Requirement, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) From and after the Closing, Company shall maintain directors’ and officers’ liability insurance policies (at F-Star’s expense) for Company and its Subsidiaries, including F-Star and its Subsidiaries, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Company. In addition, prior to the Closing, Company shall purchase and fully pre-pay (at Company’s expense) a “tail” endorsement for the Company’s existing directors’ and officers’ insurance policies and Company’s existing fiduciary liability insurance policies, in each case, that provides a six-year extended reporting period from and after the Closing for claims first made against an individual insured for any alleged or actual wrongful act(s) that occurred prior to the Closing (including in connection with this Agreement or the Contemplated Transactions) (the “D&O Tail”). In the event the D&O Tail is not available to be purchased from the Company’s existing directors’ and officers’ and/or fiduciary liability insurer(s) then the Company shall obtain and fully pre-pay (at Company’s expense) the premium for directors’ and officers’ and fiduciary liability insurance policies which would be the equivalent of the D&O Tail with coverage that is substantially equivalent to and in any event not less favorable than the Company’s current existing directors’ and officers’ and fiduciary liability insurance and which cannot be cancelled for any reason. Additionally, F-Star will obtain run-off “tail” endorsements to its current directors’ and officers’ insurance policies (or runoff or “tail” policies of at least the same coverage containing terms and conditions no less advantageous to the current and all former directors and officers of F-Star) with respect to acts or failures to act prior to the Closing. Company shall (at F-Star’s expense) maintain products liability and human clinical trial liability insurance policies for Company and its Subsidiaries with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Company, and providing coverage for bodily injury or property damage caused by Company’s or its Subsidiaries’ products, including bodily injury or property damage occurring in connection with human clinical trials, anywhere in the world. In addition, prior to the Closing, Company shall purchase and fully pre-pay (at F-Star’s expense) a “tail” endorsement to Company’s existing global products liability and human clinical trial liability insurance policy that provides a six-year extended reporting period from and after the Closing for claims for alleged bodily injury or property damage that occurred prior to the Closing in connection with any of the Acquiring Companies’ products, including any alleged bodily injury or property damage occurring in connection with human clinical trials (the “Clinical Trial Tail”). In the event the Clinical Trial Tail is not available to be purchased from the Company’s existing global products liability and human clinical trial liability insurer, then Company shall obtain and fully pre-pay (at F-Star’s expense) the premium for products liability and human clinical trial liability insurance which would be the equivalent of the Clinical Trial Tail with coverage that is substantially equivalent to and in any event not less favorable than Company’s current existing products liability and human clinical trial liability insurance and which cannot be cancelled for any reason. Company shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by the Persons referred to in this Section 6.5 in connection with their enforcement of their rights provided in this Section 6.5 but only if and to the extent that such Persons are successful on the merits of such enforcement action.

(c) The provisions of this Section 6.5 are intended to be in addition to the rights otherwise available to the current and former officers and directors of F-Star and Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(d) This Section 6.5 is intended to be (i) for the benefit of, and shall be enforceable by, the D&O Indemnified Parties, their heirs and personal representatives and shall be binding on F-Star, Company and their respective successors and assigns, (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any D&O Indemnified Party may have by contract or otherwise, including indemnification agreements that Company or F-Star have entered into with any of their respective directors or officers, and (iii) may not be amended, altered or repealed after the Closing without the prior written consent of the affected D&O Indemnified Party (provided that, for the avoidance of doubt, such amendment, alteration or repeal prior to the Closing shall be governed by Section 9.2).

(e) In the event Company or F-Star or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Company or F-Star, as the case may be, shall succeed to the obligations set forth in this Section 6.5.

6.6 Notification of Certain Matters.

(a) Company will give prompt notice to F-Star and each Seller, F-Star will give prompt notice to Company and each Seller will give prompt notice to F-Star and Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in a manner that causes the condition set forth in Section 7.2(b) or Section 7.3(b), as applicable, not to be satisfied, and (ii) any failure of Company, F-Star or such Seller, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

(b) Company, F-Star and each Seller will give prompt notice to the other of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Contemplated Transactions; (ii) any notice or other communication from any Governmental Body in connection with the Contemplated Transactions; (iii) any litigation relating to or involving or otherwise affecting Company, F-Star or such Seller that relates to the Contemplated Transactions; (iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under a Company Contract or an F-Star Contract, as applicable; and (v) any change that would be considered reasonably likely to result in a Company Material Adverse Effect or an F-Star Material Adverse Effect, as applicable.

(c) No notification given to a Party pursuant to this Section 6.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Party providing such notification or any of such Party’s Subsidiaries contained in this Agreement or the Company Disclosure Schedule or the F-Star Disclosure Schedule, as appropriate, for purposes of Section 7.2 or Section 7.3, as appropriate. The failure by a Party to give a notification required under this Section 6.6 or any delay in providing such a required notification shall not be treated as a breach of covenant for the purposes of Section 7.2(a) or Section 7.3(a), as applicable, unless such failure or delay results in material prejudice to another Party.

6.7 Public Announcements. The initial press release relating to this Agreement shall be a joint press release, and thereafter F-Star and Company will consult with each other before issuing any press release or otherwise making any public statements (including disclosure under the Securities Act or Exchange Act) with respect to the Acquisition or this Agreement. No Party shall, and no Party shall permit any of its Subsidiaries or Representatives to, issue any press release or make any such public statement (to any customers or employees of such Party, to the public or otherwise) relating to the Acquisition without the prior consent of, in the case of (i) Company, F-Star, (ii) F-Star, Company or (iii) a Seller, F-Star and Company, which will not be unreasonably withheld, conditioned or delayed; provided, however, that (A) on the advice of outside legal counsel, Company may issue a press release or public statement without the consent of F-Star if Company, with the advice of outside legal counsel, reasonably determines is required by Legal Requirements or otherwise made in connection with a Company Change in Recommendation or the termination of this Agreement and (B) other than a press release announcing a Company Change in Recommendation or the termination of this Agreement or a subsequent press release relating to such Company Change in Recommendation or termination, any press release or public statement relating to the Acquisition to be issued without the consent of F-Star pursuant to clause (A) shall be subject to reasonable prior notice to and review of F-Star and Company shall consider any and all reasonable comments of F-Star thereon in good faith. Notwithstanding the foregoing, each of Company and F-Star may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Company or F-Star in compliance with this Section 6.7 and such statements do not result in the requirement to amend or supplement the Registration Statement or the Proxy Statement and are not deemed to be a “free-writing prospectus” as such term is defined under the Securities Act. Further, Company may make issue one or more press releases or make public statements relating to the Approved Development Transaction or any Permitted Disposition.

6.8 Conveyance Taxes. Each Party will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees, and any similar Taxes which become payable in connection with the Contemplated Transactions that are required or permitted to be filed on or before the Closing or in relation to stamp Taxes in respect of the transfers of (or agreement to transfer) the F-Star Shares after the Closing. Without limiting the generality of the forgoing, Company shall not have any Liability for any Tax incurred by F-Star or any Seller in connection with the Contemplated Transactions.

6.9 Board of Directors and Officers. Until successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements, the Parties shall use reasonable best efforts and take all necessary action so that the Persons listed in Schedule 6.9 are elected or appointed, as applicable, to the positions of officers and directors of Company, as set forth therein, to serve in such positions effective as of the Closing. If any Person listed in Schedule 6.9 is unable or unwilling to serve as officer or director of Company, as set forth therein, the Party appointing such Person (as set forth on Schedule 6.9) shall designate a successor.

6.10 Non-Solicitation by Company and F-Star.

(a) Non-Solicitation by Company.

(i) Prior to the receipt of Company Stockholder Approval, Company will not and will not authorize or permit any of its Subsidiaries or authorize any Representative of any Acquiring Company, directly or indirectly, to (i) solicit or initiate, or knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding any Acquiring Company to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement providing for or otherwise relating to any Acquisition Transaction (other than an Acceptable Company Confidentiality Agreement); provided, however, that prior to obtaining the Company Stockholder Approval, Company may furnish nonpublic information regarding the Acquiring Companies to, and enter into discussions with, any Person in response to an Acquisition Proposal that, after consultation with its outside legal and financial advisors, Company’s board of directors determines in good faith is, or is reasonably expected to result in, a Superior Offer (and is not withdrawn) if (1) such Acquisition Proposal was not the result of a breach of this Section 6.10(a)(i), (2) the board of directors of Company concludes in good faith, after consultation with its outside legal counsel, that a failure to take such action is reasonably likely to constitute a breach of the fiduciary duties of the board of directors of Company to the Company Stockholders under applicable Legal Requirements, (3) prior to furnishing any such information to, or entering into discussions with, such Person, Company gives F-Star written notice of the identity of such Person and of Company’s intention to furnish information to, or enter into discussions with, such Person, and Company receives from such Person an executed confidentiality agreement on terms no more favorable to Company than the confidentiality agreement between F-Star and Company and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Company (an “Acceptable Company Confidentiality Agreement”), and (4) prior to or simultaneously with furnishing any such information to such Person, Company furnishes or makes available such nonpublic information to F-Star (to the extent such nonpublic information has not been previously furnished or made available by Company to F-Star). Company shall, and shall cause its Subsidiaries and instruct its and their respective Representatives to, promptly upon the execution of this Agreement cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person (other than F-Star, Sellers and their respective Affiliates) conducted heretofore by Company or any Subsidiary thereof or any of its or their respective Representatives, with respect to an Acquisition Proposal or which could reasonably be expected to lead to an Acquisition Proposal, and, in connection therewith, Company will immediately discontinue access by any Person (other than F-Star, Sellers and their respective Affiliates) to any data room (virtual or otherwise) established by Company or its Representatives for such purpose. Without limiting the generality of the foregoing, Company acknowledges and agrees that in the event any Representative of Company (or its Subsidiaries) takes any action that, if taken by Company (or its Subsidiaries), would constitute a breach of this Section 6.10(a)(i), the taking of such action by such Representative will be deemed to constitute a breach of this Section 6.10(a)(i) by Company for purposes of this Agreement.

(ii) Prior to the receipt of Company Stockholder Approval, Company will promptly (and in no event later than forty-eight (48) hours after receipt of any Acquisition Proposal or any inquiry or indication of interest that Company reasonably expects to lead to an Acquisition Proposal) advise F-Star orally and in writing of any Acquisition Proposal or inquiry or indication of interest that Company reasonably expects to lead to an Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal, inquiry or indication of interest, and the material terms thereof) that is made or submitted by any Person during the Pre-Closing Period. Company will keep F-Star informed, on a prompt basis, in all material respects with respect to the status of any such Acquisition Proposal, inquiry or indication of interest and any modification or proposed modification thereto.

(b) Non-Solicitation by F-Star.

(i) Prior to the receipt of Company Stockholder Approval, F-Star will not and will not authorize or permit any of its Subsidiaries or authorize any Representative of any F-Star Company, directly or indirectly, to (v) solicit or initiate, or knowingly encourage, induce or facilitate the making, submission or announcement of any F-Star Acquisition Proposal or take any action that would reasonably be expected to lead to an F-Star Acquisition Proposal, (w) furnish any nonpublic information regarding any F-Star Company to any Person in connection with or in response to an F-Star Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an F-Star Acquisition Proposal, (x) engage in discussions or negotiations with any Person with respect to any F-Star Acquisition Proposal, (y) approve, endorse or recommend any F-Star Acquisition Proposal or (z) enter into any letter of intent or similar document or any agreement providing for or otherwise relating to any transaction described in the definition of “F-Star Acquisition Proposal”, taking into account the proviso in such definition. F-Star shall, and shall cause its Subsidiaries and instruct its and their respective Representatives to, promptly upon the execution of this Agreement cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person (other than Company and its respective Affiliates) conducted heretofore by F-Star or any Subsidiary thereof or any of its or their respective Representatives, with respect to an F-Star Acquisition Proposal or which could reasonably be expected to lead to an F-Star Acquisition Proposal, and, in connection therewith, F-Star will immediately discontinue access by any Person (other than Company and its respective Affiliates) to any data room (virtual or otherwise) established by F-Star or its Representatives for such purpose. Without limiting the generality of the foregoing, F-Star acknowledges and agrees that in the event any Representative of F-Star (or its Subsidiaries), takes any action that, if taken by F-Star (or its Subsidiaries) would constitute a breach of this Section 6.10(b)(i), the taking of such action by such Representative will be deemed to constitute a breach of this Section 6.10(b)(i) by F-Star for purposes of this Agreement.

(ii) Prior to the receipt of Company Stockholder Approval, F-Star will promptly (and in no event later than forty-eight (48) hours after receipt of any F-Star Acquisition Proposal or any inquiry or indication of interest that F-Star reasonably expects to lead to an F-Star Acquisition Proposal) advise Company orally and in writing of any F-Star Acquisition Proposal or inquiry or indication of interest that F-Star reasonably expects to lead to an F-Star Acquisition Proposal (including the identity of the Person making or submitting such F-Star Acquisition Proposal, inquiry or indication of interest, and the material terms thereof) that is made or submitted by any Person during the Pre-Closing Period. F-Star will keep Company informed, on a prompt basis, in all material respects with respect to the status of any such F-Star Acquisition Proposal, inquiry or indication of interest and any modification or proposed modification thereto.

6.11 Restrictions on Transfer.

(a) Each Seller covenants and agrees for the benefit of Company that during the Pre-Closing Period, such Seller will not, directly or indirectly:

(i) offer, sell, transfer (whether by merger, operation of law or otherwise), pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding, directly or indirectly, with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of any shares in the F-Star Share Capital, any security convertible into or exercisable or exchangeable for, or that represents the right to receive, shares in the F-Star Share Capital (including any 2019 Loan Note), or any interest in any of the foregoing; or

(ii) take any other action with respect to shares in the F-Star Share Capital, any security convertible into or exercisable or exchangeable for, or that represents the right to receive, shares in the F-Star Share Capital, or any interest in any of the foregoing, that would in any way restrict, limit, or interfere with the performance of such Seller’s obligations hereunder or the Contemplated Transactions.

(b) Notwithstanding the foregoing, any Seller may assign or transfer shares of F-Star Share Capital or the 2019 Loan Notes or any other security convertible into or exercisable or exchangeable for, or that represents the right to receive, shares in the F-Star Share Capital, or any interest in any of the foregoing, to any Permitted Transferee, provided, however, that (i) such assignment or transfer is made in accordance with applicable Legal Requirements and in compliance with any contractual restriction upon the assignment or transfer of such shares, securities or interests, including, where applicable, restrictions contained in the Articles of Association, the Shareholders’ Agreement or the 2019 Loan Note Instrument, (ii) such Permitted Transferee has first executed a Joinder Agreement substantially in the form attached hereto as Exhibit G (“Joinder Agreement”), and (iii) if the Seller effecting the assignment or transfer is subject to a Seller Lock-Up Agreement, such Permitted Transferee has executed and delivered to Company a Seller Lock-Up Agreement with respect to the shares, securities or interests assigned or transferred to it. “Permitted Transferee” shall have the meaning ascribed to it in the Articles of Association.

6.12 Joinder Agreements; Seller Lock-Up Agreements. F-Star shall cause each Person who is not already a Party and who acquires shares in the F-Star Share Capital or 2019 Loan Notes from F-Star subsequent to the date hereof to become a Party by executing a Joinder Agreement. F-Star shall use commercially reasonable efforts to cause the Sellers listed on Schedule III-B to execute and deliver Seller Lock-up Agreements.

6.13 Listing; Symbol. Company will use its commercially reasonable efforts to cause (a) the shares of Company Common Stock to be issued in connection with the Acquisition to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Closing and (b) the Company Common Stock to be listed on Nasdaq under a symbol chosen by F-Star prior to the date hereof at or as promptly as possible after the Closing.

6.14 Section 16 Compliance. Subject to the following sentence, prior to the Closing, Company will take all such steps as may be required (to the extent permitted under applicable Legal Requirements and no-action letters issued by the SEC) to cause any acquisition of Company Common Stock (including derivative securities with respect to Company Common Stock) pursuant to this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company, to be exempt under Rule 16b-3 under the Exchange Act. At least thirty (30) days prior to the Closing Date, F-Star will furnish the following information to Company for each individual who, immediately after the Closing, is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company: (a) the number of F-Star Ordinary Shares expected to be held by such individual immediately following the Share Conversion and exchanged for shares of Company Common Stock pursuant to the Acquisition; (b) the number of other derivative securities (if any) with respect to F-Star Shares held by such individual and expected to be converted into shares of Company Common Stock or derivative securities with respect to Company Common Stock in connection with the Acquisition; and (c) CCC and CIK codes for purposes of submitting SEC Section 16 filings.

6.15 F-Star Share Incentives. Prior to the Closing, the board of directors of F-Star (and, in the case of the matters described in Sections 6.15(a)(i) to (xi) below, the board of directors of Company) shall have adopted appropriate resolutions (in the case of resolutions to be adopted by the board of directors of Company, such resolutions to be provided by F-Star) and taken all other actions necessary and appropriate (in the case of the board of directors of Company, only to the extent specifically directed by F-Star) to provide for the following matters and actions described in this Section 6.15.

(a) Options granted under the F-Star EIP (“F-Star EIP Options”) and restricted share units granted under the F-Star EIP (“F-Star RSUs”):

(i) The board of directors of Company shall (conditional upon and effective at the Closing) assume the F-Star EIP without amendment, except that (a) references in the rules of that plan to “F-Star Therapeutics Limited” shall be references to Company and (b) references in the rules of that plan to “Ordinary Shares” shall be references to shares of Company Common Stock (such assumed plan to be referred to in this Section 6.15 as the “Assumed Plan”).

(ii) The board of directors of Company shall (conditional upon Closing and effective immediately after the Closing) grant to each holder of F-Star EIP Options a replacement option on the basis described in Sections 6.15(a)(iii) to (viii), (xiii) to (xv) below (a “Replacement EIP Option”).

(iii) Each Replacement EIP Option shall be granted under the Assumed Plan and shall be an option to subscribe for or purchase shares of Company Common Stock.

(iv) Each Replacement EIP Option shall be granted in consideration of the holder of the F-Star EIP Option that it is intended to replace (the “Original EIP Option”) releasing that Original EIP Option in full pursuant to an agreement in form and substance prepared by and satisfactory to F-Star.

(v) The aggregate exercise price payable to exercise (in full) each Replacement EIP Option shall be the same as the aggregate exercise price payable to exercise (in full) the Original EIP Option that it replaces; provided, however, that the exercise price with respect to a Replacement EIP Option may be adjusted with respect to any US Option to the extent that excess of the aggregate fair market value of the shares of Company Common Stock subject to the Replacement EIP Option immediately after the Closing over the aggregate exercise price of such Replacement EIP Option exceeds the excess of the aggregate fair market value of all shares subject to the Original EIP Option immediately before the Closing over the aggregate exercise price of such Original EIP Option. For purposes of this Agreement, a “US Option” shall mean any F-Star EIP Option granted to United States participants under the F-Star EIP.

(vi) The number of shares of Company Common Stock issuable on exercise (in full) of each Replacement EIP Option shall be calculated by applying the Exchange Ratio to the number of F-Star Ordinary Shares issuable on exercise (in full) of the Original EIP Option that it replaces, and rounding the resulting number down to the nearest whole number of shares of Company Common Stock. All Replacement EIP Options with respect to US Options shall: (a) be on the same terms and conditions as with respect to the Original EIP Option, except to the extent such terms are rendered inoperative by reason of the transactions contemplated by this Agreement; and (b) not give the holders of Replacement EIP Options additional benefits that the holder did not have under the Original EIP Option.

(vii) The vesting schedule applicable to each Replacement EIP Option shall be the same as the vesting schedule applicable to the Original EIP Option that it replaces (and, for these purposes, the date on which vesting of each Replacement EIP Option shall be deemed to have commenced shall be the date on which the Original EIP Option that it replaces shall have commenced vesting).

(viii) Notwithstanding anything to the contrary in this Section 6.15, the grant of Replacement EIP Options in exchange for the release of Original EIP Options (a) shall be effected in such manner as shall meet the requirements of Part 6 of Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 (an act of the UK Parliament) so as to ensure that each Replacement EIP Option shall qualify as “Replacement Options” under the said Part 6 of Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003, and (b) regardless of whether such Original EIP Option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code shall be effected in a manner consistent with Treasury Regulation Section 1.424-1, such that the exchange of an Original EIP Option for a Replacement EIP Option shall not constitute a “modification” of such Original EIP Option for purposes of Section 409A or Section 424 of the Code. For the avoidance of doubt, neither Company nor the board of directors of Company shall be responsible for or have any liability for assuring compliance with the provisions of this clause (viii) other than adoption of the resolutions provided by F-Star and the taking of such action as F-Star specifically directs.

(ix) Company shall also agree to grant to each holder of F-Star RSUs a replacement restricted share unit on the basis described in Sections 6.15(a)(x) to (xiv) below (a “Replacement EIP RSU”).

(x) Each Replacement EIP RSU shall be granted under the Assumed Plan and shall be a right to acquire shares of Company Common Stock.

(xi) Each Replacement EIP RSU shall be granted in consideration of the holder of the F-Star RSU that it is intended to replace (the “Original EIP RSU”) releasing that Original EIP RSU in full pursuant to an agreement in form and substance prepared by and satisfactory to F-Star.

(xii) The number of shares of Company Common Stock issuable on vesting (in full) of each Replacement EIP RSU shall be calculated by applying the Exchange Ratio to the number of F-Star Ordinary Shares issuable on vesting (in full) of the Original EIP RSU that it replaces, and rounding the resulting number down to the nearest whole number of shares of Company Common Stock. All Replacement EIP RSUs shall: (a) be on the same terms and conditions as with respect to the Original EIP RSU, except to the extent such terms are rendered inoperative by reason of the transactions contemplated by this Agreement; and (b) not give the holders of Replacement EIP RSUs additional benefits that the holder did not have under the Original EIP RSU.

(xiii) The board of directors of F-Star shall write to all holders of F-Star EIP Options and F-Star RSUs offering the holders of F-Star EIP Options the choice to exchange their F-Star EIP Options for Replacement EIP Options on the basis described in this Section 6.15(a), and offering the holders of F-Star RSUs the choice to exchange their F-Star RSUs for Replacement EIP RSUs on the basis described in this Section 6.15(a). Such offer shall be made in compliance with all applicable Legal Requirements and F-Star hereby indemnifies the Company and its Representatives from and against all Liabilities that result from the failure of F-Star to comply with applicable Legal Requirements in connection therewith.

(xiv) If any holder of any F-Star EIP Option that is an “EMI Option” (as such term is defined in the rules of the F-Star EIP) fails to accept the offer to exchange their F-Star Option on the basis described in Sections 6.15(a)(i) to (ix) above, the portion of their F-Star Option that shall be unvested as at the Closing shall lapse immediately in accordance with Rule 8.2 (b) (ii) of the rules of the F-Star EIP.

(xv) If any holder of any F-Star EIP Option that is an “EMI Option” (as such term is defined in the rules of the F-Star EIP) fails to accept the offer to exchange its F-Star Option on the basis described in Section 6.15(a), upon the exercise of the portion of their F-Star Option that shall be vested as at the Closing, F-Star shall immediately exercise its right to procure the compulsory purchase (by Company) of F-Star Ordinary Shares issued upon such exercise in accordance with Article 28 of the Closing Articles of Association as in effect on the Closing Date.

(xvi) If any holder of an F-Star RSU fails to accept the offer to exchange its F-Star RSU on the basis described in Section 6.15(a), upon the vesting of such RSU, F-Star shall immediately exercise its right to procure the compulsory purchase (by Company) of F-Star Ordinary Shares subject to the

F-Star RSU in accordance with Article 28 of the Closing Articles of Association as in effect on the Closing Date.

(xvii) From and after the Closing, F-Star shall cause Company to take such further action as may be required to effect the transactions specified in this Section 6.15(a).

(b) Options granted under the F-Star Alpha Limited Share Option Scheme (“F-Star Alpha Legacy Options”):

(i) Company shall not assume the F-Star Alpha Limited Share Option Scheme, and shall not make an offer of replacement options under Rule 12 of the rules of the F-Star Alpha Limited Share Option Scheme.

(ii) The board of directors of F-Star shall exercise its discretion under Rule 11.1 (d) of the rules of the F-Star Alpha Limited Share Option Scheme by issuing a notification to all holders of F-Star Alpha Legacy Options notifying them that they may exercise their F-Star Alpha Legacy Options conditional upon and effective at the Closing in accordance with such Rule 11.1 (d).

(iii) If the holder of any F-Star Alpha Legacy Option fails to exercise their F-Star Alpha Legacy Option on the basis described in Section 6.15(b)(ii) above, such unexercised F-Star Alpha Legacy Option shall cease to be exercisable effective upon Closing, and shall lapse at the expiry of the period of six months following Closing, in accordance with Rule 11.1 (d) of the rules of the F-Star Alpha Limited Share Option Scheme.

(iv) In connection with the exercise of any F-Star Alpha Legacy Options, F-Star shall obtain from each holder of F-Star Alpha Legacy Options that are exercised pursuant to the provisions of this Section 6.15(b) an executed Joinder Agreement pursuant to which such holder shall become a Seller for all purposes hereunder.

(v) If any holder of any F-Star Alpha Legacy Option fails to accept the offer to exercise its F-Star Alpha Legacy Option on the basis described in Section 6.15(b), upon the exercise such F-Star Alpha Legacy Option, F-Star shall immediately exercise its right to procure the compulsory purchase (by Company) of F-Star Ordinary Shares issued upon such exercise in accordance with Article 28 of the Closing Articles of Association as in effect on the Closing Date.

(c) Options granted under the F-Star Beta Limited Share Option Scheme (“F-Star Beta Legacy Options”):

(i) The Company shall not assume the F-Star Beta Limited Share Option Scheme, and shall not make an offer of replacement options under Rule 12 of the rules of the F-Star Beta Limited Share Option Scheme.

(ii) The board of directors of F-Star shall exercise its discretion under Rule 11.1 (d) of the rules of the F-Star Beta Limited Share Option Scheme by issuing a notification to all holders of F-Star Beta Legacy Options notifying them that they may exercise their F-Star Beta Legacy Options conditional upon and effective at the Closing in accordance with such Rule 11.1 (d).

(iii) If the holder of any F-Star Beta Legacy Option fails to exercise their F-Star Beta Legacy Option on the basis described in Section 6.15(c)(ii) above, such unexercised F-Star Beta Legacy Option shall cease to be exercisable effective upon Closing, and shall lapse at the expiry of the period of six months following the Closing, in accordance with Rule 11.1 (d) of the rules of the F-Star Beta Limited Share Option Scheme.

(iv) In connection with the exercise of any F-Star Beta Legacy Options, F-Star shall obtain from each holder of F-Star Beta Legacy Options that are exercised pursuant to the provisions of this Section 6.15(c) an executed Joinder Agreement pursuant to which such holder shall become a Seller for all purposes hereunder.

(v) If any holder of any F-Star Beta Legacy Option fails to accept the offer to exercise its F-Star Beta Legacy Option on the basis described in Section 6.15(c), upon the exercise such F-Star Beta Legacy Option, F-Star shall immediately exercise its right to procure the compulsory purchase (by

Company) of F-Star Ordinary Shares issued upon such exercise in accordance with Article 28 of the Closing Articles of Association as in effect on the Closing Date.

(d) Options granted under the F-Star EMI Share Option Scheme (“F-Star Gmbh Legacy Options”):

(i) The Company shall not assume the F-Star EMI Share Option Scheme, and shall not make an offer of replacement options under Rule 13 of the rules of the F-Star EMI Share Option Scheme.

(ii) The board of directors of F-Star shall exercise its discretion under Rule 12.2 (a) of the rules of the F-Star EMI Share Option Scheme by issuing a notification to all holders of F-Star Gmbh Legacy Options notifying them that they may exercise their F-Star Gmbh Legacy Options conditional upon and effective at the Closing in accordance with such Rule 12.2 (a).

(iii) If the holder of any F-Star Gmbh Legacy Option fails to exercise their F-Star Gmbh Legacy Option on the basis described in Section 6.15(d)(ii) above, such unexercised F-Star Gmbh Legacy Option shall cease to be exercisable effective upon Closing, and shall lapse at the expiry of the period of six months following the Closing, in accordance with Rule 12.2 (a) of the rules of the F-Star EMI Share Option Scheme.

(iv) In connection with the exercise of any F-Star Gmbh Legacy Options, F-Star shall obtain from each holder of F-Star Gmbh Legacy Options that are exercised pursuant to the provisions of this Section 6.15(d) an executed Joinder Agreement pursuant to which such holder shall become a Seller for all purposes hereunder.

(v) If any holder of any F-Star Gmbh Legacy Option fails to accept the offer to exercise its F-Star Gmbh Legacy Option on the basis described in Section 6.15(d), upon the exercise such F-Star Gmbh Legacy Option, F-Star shall immediately exercise its right to procure the compulsory purchase (by Company) of F-Star Ordinary Shares issued upon such exercise in accordance with Article 28 of the Closing Articles of Association as in effect on the Closing Date.

6.16 F-Star Replacement ESOP

(a) The board of directors of F-Star shall exercise its discretion under Schedule 6 of the ESOP Rollover Agreement dated 7 May 2019 between F-Star Therapeutics, Wilmington Trust SP Services (London) Limited (the “Security Trustee”) and the Shareholders (as therein defined), inter alia (the “F-Star Replacement ESOP Plan Rules”) to amend the F-Star Replacement ESOP Plan Rules such that:

(i) the definition of Selling Shareholder be amended to include a shareholder who sells their shares on a Share Sale for consideration in Listed Shares;

(ii) paragraph 6 of Schedule 3 to the F-Star Replacement ESOP Plan Rules be amended to apply the definition of Notional Exit Proceeds to a Share Sale for consideration in Listed Shares;

(iii) paragraph 2 of Schedule 3 to the F-Star Replacement ESOP Plan Rules be amended such that Rules 4(a) and 4(b) of the F-Star Replacement ESOP Plan Rules apply to the case of a Selling Shareholder on Share Sale for consideration in Listed Shares; and

(iv) paragraph 4(d) of the F-Star Replacement ESOP Plan Rules be amended such that the Shareholders pay the Security Trustee acting as trustee of the Beneficiaries the Exit Proceeds within five (5) Business Days of the expiry of the Sale Period (in the case of a Selling Shareholder) or within five (5) Business Days of notification by F-Star to the relevant Shareholder of the amount payable by such Shareholder (in the case of Non-Selling Shareholders).

(b) F-Star undertakes to use reasonable endeavors to procure Security Trustee’s agreement to amend the Schedule 7 of the ESOP Rollover Agreement dated 7 May 2019 between F-Star, the Security Trustee and the Shareholders (as therein defined) (the “Share Charge”) such that security over the charged shares in F-Star is released prior to Closing and security is taken over shares of an equivalent or greater value in the Company until the Shareholders obligations are discharged in full under the terms of the F-Star Replacement ESOP Plan.

(c) Such Sellers as are Chargors (as that term is defined in the Share Charge) by their execution and delivery of this Agreement agree to the amendments set out in clause (b) above.

(d) In this Section 6.16, terms capitalized but not otherwise defined in this Agreement shall have the meanings ascribed to them in the F-Star Replacement ESOP Plan Rules.

6.17 Allocation Certificate. F-Star will prepare and deliver to Company, at least five (5) Business Days prior to the Closing, a certificate signed by a duly authorized director of F-Star in a form reasonably acceptable to Company which sets forth (a) a true and complete list of Sellers immediately prior to the Closing and the number F-Star Shares owned by each such Seller after giving effect to the Conversions and the F-Star Pre-Closing Financing, and (b) the allocation of the Acquisition Consideration among Sellers pursuant to the Acquisition (the “Allocation Certificate”).

6.18 Employee Matters. No provision of this Agreement shall (i) create any right in any current or former employee or other service provider of F-Star, Company or any of their respective Subsidiaries to continued employment or service or, subject to the terms of any applicable employment, consulting or other agreement, preclude the ability of F-Star, Company or any of their respective Subsidiaries to terminate the employment or service of any employee or service provider for any reason, (ii) require F-Star, Company or any of their respective Subsidiaries to continue any Company Employee Plan or F-Star Employee Plan or prevent the amendment, modification or termination thereof, (iii) confer upon any current or former employee or other service provider of F-Star, Company or any of their respective Subsidiaries, or any beneficiaries or dependents thereof, any rights or remedies under or by reason of this Agreement or (iv) be treated as an amendment to any Company Employee Plan or F-Star Employee Plan.

6.19 Disclosure Schedules. Each of Company and F-Star may in its discretion, for informational purposes only, supplement the information set forth on the Company Disclosure Schedule or F-Star Disclosure Schedule, as applicable, with respect to any matter now existing or hereafter arising that, if existing or occurring at or prior to the date hereof, would have been required to be set forth or described in the Company Disclosure Schedule or F-Star Disclosure Schedule, as applicable, on the date hereof or that is necessary to correct any information in the Company Disclosure Schedule or F-Star Disclosure Schedule, as applicable, which has been rendered inaccurate thereby promptly following discovery thereof. Prior to the Closing, F-Star shall supplement Part 2.2 of the F-Star Disclosure Schedule and Part 4.1 of the F-Star Disclosure Schedule to reflect (A) the addition of Additional Investors and Permitted Transferees as “Sellers” hereunder and (B) the issuance of F-Star Ordinary Shares in the F-Star Pre-Closing Financing, the Conversions, and the issuance of F-Star Ordinary Shares pursuant to the exercise of F-Star Options or the vesting of F-Star RSUs in accordance with the terms under the F-Star Equity Plans. Except as provided in the preceding sentence, any amended or supplemented disclosure shall not be deemed to modify the representations and warranties of Company, F-Star or Sellers for purposes of Section 7.2(a) and 7.3(a) or any other provision of this Agreement.

6.20 Tax Matters. For U.S. federal income Tax purposes, the Parties intend that the Acquisition shall constitute a tax-free reorganization within the meaning of Section 368(a) of the Code. The Parties shall use their commercially reasonable efforts, and shall cause their respective Affiliates to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Acquisition to qualify as a reorganization within the meaning of Section 368(a) of the Code and no Party shall take any position on any Tax Return that is inconsistent with such treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. None of the Parties makes any representation regarding whether the Acquisition will so qualify. The Parties acknowledge that each Party is relying solely on its own Tax advisors in connection with this Agreement, the Acquisition, and the other transactions and agreements contemplated hereby. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and 1.368-3(a). Notwithstanding anything herein to the contrary in this Agreement, no Party shall take, or omit to take, any action that could reasonably be expected to prevent or impede the Acquisition from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

6.21 Legends. The Parties agree and acknowledge that the certificates (or uncertificated book-entries, as applicable) representing shares of Company Common Stock issued pursuant to this Agreement shall bear the following legend (along with any other legends that may be required under applicable state and federal corporate and securities laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER STATE SECURITIES LAWS AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE, DISTRIBUTION OR OTHER TRANSFER, PLEDGE OR HYPOTHECATION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS.

6.22 Permitted Dispositions; Approved Development Transaction.

(a) Notwithstanding anything in this Agreement to the contrary (but subject to the provisions set forth in this Section 6.22), Company shall be entitled to divest the Permitted Disposition Assets prior to the Closing in one or more Permitted Dispositions without the consent of F-Star; provided, however, that (i) if such Permitted Disposition results in the creation of ongoing obligations or Liabilities of any Acquiring Company, the terms of such Permitted Disposition shall be reasonably acceptable to F-Star, and (ii) if any such Permitted Disposition is not approved by the Company Stockholders, Company shall confirm (after consultation with Company’s outside legal counsel) upon F-Star’s request that approval of the Company Stockholders is not required by any Legal Requirement to consummate such Permitted Disposition. Company shall provide to F-Star all documentation in respect of any Permitted Disposition at least five (5) Business Days prior to the consummation of such Permitted Disposition. Notwithstanding anything to the contrary in this Agreement, the Contemplated Transactions (including the Closing) shall not be delayed by or conditioned upon the consummation of any Permitted Disposition.

(b) Notwithstanding anything in this Agreement to the contrary, prior to the Closing Company may enter into an Approved Development Agreement with the counterparty specified in the Term Sheet or any of its controlled Affiliates substantially on the terms and conditions set forth in the Term Sheet subject to the prior written consent of F-Star, such consent not to be unreasonably withheld, delayed or conditioned. Company shall provide to F-Star drafts of the proposed Approved Development Agreement promptly upon receipt and shall consider in good faith all reasonable comments provided by F-Star. Notwithstanding anything to the contrary in this Agreement, the Contemplated Transactions (including the Closing) shall not be delayed by or conditioned upon the consummation of the Approved Development Transaction.

6.23 Company Reverse Stock Split. Company shall submit to the Company Stockholders at the Company Stockholders’ Meeting a proposal to approve and adopt an amendment to the Company’s Organizational Documents to authorize the board of directors of Company to effect the Company Reverse Stock Split and shall take such other actions as shall be reasonably necessary to effectuate the Company Reverse Stock Split.

6.24 Company Options and Company RSUs.

(a) Prior to the Closing, the board of directors of Company shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each unexpired and unexercised Company Option, whether vested or unvested, shall be accelerated in full effective as of immediately prior to the Closing Date and, following such acceleration, each Company Option that has an exercise price greater than the then current trading price for shares of Company Common Stock (i.e., “out-of-the-money” options) shall expire on the Closing Date, to the extent not exercised prior to the Closing. Prior to the Closing Date, Company shall take all actions that may be necessary (under the Company Option Plan and otherwise) to effectuate the provisions of this Section 6.24(a).

(b) Prior to the Closing, the board of directors of Company shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that all performance and other conditions to the lapsing of restrictions on each outstanding Company RSU, whether vested or unvested, shall be deemed to be satisfied as of immediately prior to the Closing Date.

6.25 Stockholder Litigation. During the Pre-Closing Period, Company shall (a) advise F-Star in writing of any stockholder litigation against it or its directors relating to this Agreement or the Contemplated Transactions promptly after becoming aware of any such litigation and shall keep F-Star apprised regarding developments in such stockholder litigation and (b) give F-Star the opportunity to participate in the defense or settlement of any stockholder litigation relating to this Agreement or any of the Contemplated Transactions, and shall not settle any such litigation without F-Star’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

6.26 Termination of Contracts. Company shall use commercially reasonable efforts to (a) reasonably promptly after the date hereof terminate all Contracts listed on Schedule 6.26 and (b) fully satisfy, waive or otherwise discharge all obligations of Company and its Subsidiaries under such Contracts, in each case prior to Closing.

6.27 Company Lease Obligations. Company shall use reasonable efforts from and after the date hereof to assign or sublease the operating facility lease for the property located at 35 Parkwood Drive, Suite 210, Hopkinton, Massachusetts, 01748, on such terms as the Company may determine in its sole and absolute discretion.

6.28 F-Star Financials. No later than the date hereof, F-Star shall furnish to Company the F-Star Audited Financials and the F-Star Predecessor Audited Financials. F-Star will use commercially reasonable efforts to furnish to Company by August 17, 2020 the F-Star Unaudited Financials for the six-months ended June 30, 2019 and 2020. Thereafter, F-Star shall promptly provide Company with the F-Star Unaudited Financials for each subsequent interim period completed prior to Closing that would be required to be included in the Proxy Statement and the Registration Statement or any periodic report due prior to the Closing if F-Star were subject to the periodic reporting requirements under the Securities Act or the Exchange Act.

6.29 Articles of Association. From the Closing through the first (1st) anniversary of the Closing Date, Company shall not amend Article 28 of the Closing Articles of Association as in effect on the Closing Date.

6.30 Equity Commitment Exchange. Each of the Parties acknowledges and agrees that at any time prior to the Closing, an Investor or an Additional Investor party to an Equity Commitment Letter or Additional Equity Commitment Letter, as applicable, may elect to exchange all or a portion of such Person’s Equity Commitment (as defined and set forth in such Person’s Equity Commitment Letter or Additional Equity Commitment Letter, as applicable) (the amount that is the subject of such election, the “Equity Commitment Exchange Amount”) for a 2019 Loan Note issued by F-Star having a principal amount equal to such Person’s Equity Commitment Exchange Amount (an “Equity Commitment Exchange”); provided, that, in no event shall the aggregate Equity Commitment Exchange Amount elected by all Investors and Additional Investors exceed $3,000,000.

6.31 F-Star Pre-Closing Financing. F-Star shall use its commercially reasonable efforts to consummate the F-Star Pre-Closing Financing for gross proceeds of not less than the Target Proceeds.

ARTICLE 7

CONDITIONS TO THE CLOSING

7.1 Conditions to Obligation of Each Party to Effect the Acquisition. The respective obligations of each Party to effect the Acquisition will be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) preventing the consummation of the Acquisition shall have been issued by any court of competent jurisdiction and remain in effect; and there will not be any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Acquisition, which makes the consummation of the Acquisition illegal.

(b) Stockholder Approval. The Company Stockholder Approval Matters will have been duly approved by the Company Stockholder Approval Threshold.

(c) Effective Registration Statement and Proxy Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and, prior to the conclusion of the Company Stockholders’ Meeting, (i) the SEC shall have issued no order suspending the use of the Proxy Statement, and (ii) no proceeding in respect of the Proxy Statement shall have been initiated by the SEC.

(d) Listing; Symbol. The shares of Company Common Stock to be issued in connection with the Acquisition shall be approved for listing on Nasdaq, subject to consummation of the Contemplated Transactions and official notice of issuance.

(e) Regulatory Approvals.  All foreign antitrust approvals, to the extent applicable, shall have been obtained.

7.2 Additional Conditions to Obligations of F-Star and Sellers. The obligation of F-Star and Sellers to effect the Acquisition is also subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Company contained in Sections 3.1(b) and 3.1(c) (Organization and Qualification; Charter Documents), Section 3.2 (Capital Structure) and Sections 3.3(a), 3.3(b), 3.3(c)(i) and 3.3(c)(ii) (Authority; Non-Contravention; Approvals) (other than, with respect to the representations and warranties contained in Section 3.2, inaccuracies that are de minimis, individually or in the aggregate) shall have been true and correct in all respects as of the date hereof and shall be true and correct in all respects on and as of the Closing with the same force and effect as if made on and as of such date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), and (ii) the other representations and warranties of Company contained in this Agreement or in any certificate or other agreement delivered by Company pursuant hereto shall be true and correct at and as of the date hereof and as of the Closing with the same force and effect as if made on and as of such date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except, in the case of clause (ii), where the failure of such representations and warranties to be true and correct (disregarding all qualifications or limitations as to “materially,” “Company Material Adverse Effect” and words of similar import set forth therein) has not had, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. Company will have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Company Material Adverse Effect. Since the date hereof no Company Material Adverse Effect shall have occurred and be continuing.

(d) Other Deliveries. F-Star will have received certificates of good standing (or equivalent documentation) of Company in its jurisdiction of organization and each foreign jurisdiction in which it is qualified, a certified copy of Company’s Certificate of Incorporation, a certificate as to the incumbency of directors and officers and the adoption of resolutions of the board of directors of Company approving this Agreement and the consummation of the Contemplated Transactions, and a certificate executed by a duly authorized officer of Company confirming that the conditions set forth in Sections 7.2(a), 7.2(b), 7.2(c), 7.2(d), 7.2(f), 7.2(g), 7.2(h) and 7.2(i) have been duly satisfied.

(e) Company Officers and Board of Directors. F-Star will have received a duly executed copy of a resignation letter from each of the resigning members of the board of directors of Company and the resigning officers of Company listed on Schedule VI, pursuant to which each such person will resign as a member of the board of directors of Company and as an officer of Company, as applicable, effective as of the Closing, and Company’s board of directors will have adopted a resolution removing each officer of Company listed on Schedule VI from their respective positions as officers of Company effective as of the Closing. Company shall have caused the board of directors of Company to be constituted as set forth in Section 6.9 effective as of the Closing.

(f) Company Lock-up Agreements. The Company Lock-up Agreements shall be in full force and effect and shall continue to be in full force and effect immediately following the Closing.

(g) Suspension in Trading or Listing. No delisting or suspension in trading of Company Common Stock on Nasdaq shall have occurred and be continuing.

(h) Termination of Company Contracts. The Contracts set forth on Schedule 6.26 shall have been terminated, or, to the extent such Contracts have not been terminated as of the Closing, notice of termination shall have been given and any monetary Liabilities resulting from such termination shall have been accounted for in the calculation of Net Cash.

(i) Company Reverse Stock Split. Company shall have effected the Company Reverse Stock Split and provided F-Star with a file-stamped copy of the amendment to Company’s Certificate of Incorporation effecting the Company Reverse Stock Split.

7.3 Additional Conditions to Obligations of Company. The obligation of Company to effect the Acquisition is also subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of F-Star contained in Sections 2.1(b) and 2.1(c) (Organization and Qualification; Charter Documents), Section 2.2 (Capital Structure), Sections 2.3(a), 2.3(b)(i), and 2.3(b)(ii) (Authority; Non-Contravention; Approvals), Section 2.11(f) (Employee Benefit Plans) and Section 2.22 (Ownership of Company Capital Stock) and the representations and warranties of Sellers contained in Sections 4.1 (Ownership of F-Star Share Capital and Loan Notes), and 4.2 (Authority; Non-Contravention) (other than, with respect to the representations and warranties contained in Sections 2.2 and 4.1, inaccuracies that are de minimis, individually or in the aggregate) shall have been true and correct in all respects at and as of the date hereof and shall be true and correct in all respects on and as of the Closing with the same force and effect as if made on and as of such date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), and (ii) the other representations and warranties of F-Star and Sellers contained in this Agreement or in any certificate or other agreement delivered by F-Star or Sellers, as applicable, pursuant hereto shall have been true and correct in all respects at and as of the date hereof and shall be true and correct in all respects on and as of the Closing with the same force and effect as if made on and as of such date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except, in the case of clause (ii), where the failure of such representations and warranties to be true and correct (disregarding all qualifications or limitations as to “materially,” “F-Star Material Adverse Effect” and words of similar import set forth therein) has not had, individually or in the aggregate, an F-Star Material Adverse Effect.

(b) Agreements and Covenants. F-Star and Sellers will have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing.

(c) F-Star Pre-Closing Financing. The F-Star Pre-Closing Financing shall have been consummated in accordance with the terms of the F-Star Pre-Closing Financing Agreements.

(d) F-Star Material Adverse Effect. Since the date hereof no F-Star Material Adverse Effect shall have occurred and be continuing.

(e) Other Deliveries.

(i) Company will have received: certificates of good standing (or equivalent documentation) of F-Star in its jurisdiction of organization and each foreign jurisdiction in which it is qualified, a certified copy of the Articles of Association; a certified copy of the register directors, certified copies of the resolutions of the board of directors of F-Star approving the Contemplated Transactions (as applicable), and a certificate executed by a duly authorized director of F-Star confirming that the conditions set forth in Sections 7.3(a), 7.3(b) and 7.3(d) have been duly satisfied.

(ii) Sellers shall have delivered to the Exchange Agent duly executed transfers in favor of Company of all of the F-Star Shares and the duly executed powers of attorney or other authorities under which any of the transfers have been executed;

(iii) Sellers shall have delivered to the Exchange Agent the share certificates representing the F-Star Shares (or the indemnity for lost certificates pursuant to Section 1.9(b)); and

(iv) Sellers shall have delivered to the Exchange Agent or Company such waivers or consents as may be necessary to enable Company or its nominee(s) to become the registered holder of all of the F-Star Shares and such share certificates (or indemnities for lost share certificates) and stock transfer forms as may be required to give a good title to the F-Star Shares and to enable Company or its nominee(s), subject to stamping, to become the registered holders of them.

(f) Allocation Certificate. A duly authorized director of F-Star will have executed and delivered to Company the Allocation Certificate.

(g) Conversions. The Conversions shall have occurred.

(h) Seller Lock-up Agreements. The Seller Lock-up Agreements shall be in full force and effect and shall continue to be in full force and effect immediately following the Closing.

ARTICLE 8

TERMINATION

8.1 Termination. This Agreement may be terminated and the Acquisition may be abandoned, at any time prior to the Closing, notwithstanding approval thereof by the Company Stockholders:

(a) by mutual written consent of Company and F-Star duly authorized by each of their respective boards of directors;

(b) by either F-Star or Company, after the End Date, if the Acquisition has not been consummated (provided that the right to terminate this Agreement under this Section 8.1(b) will not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Acquisition to occur on or before such date; provided, further, that the End Date shall be subject to extension to the extent required to permit compliance with the provisions of Section 1.5, including the final determination of Net Cash thereunder; and provided, further, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, each of Company and F-Star shall be entitled to extend the period for termination of this Agreement pursuant to this Section 8.1(b) for an additional sixty (60) days);

(c) by either F-Star or Company if a Governmental Body has issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Acquisition;

(d) by either F-Star or Company if (i) the Company Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company Stockholders shall have taken a final vote on the Company Stock Issuance and Company Reverse Stock Split and (ii) the Company Stock Issuance or Company Reverse Stock Split shall not have been approved by the Company Stockholder Approval Threshold; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to a Party where the failure to obtain the Company Stockholder Approval shall have been caused by the action or failure to act of such Party and such action or failure to act constitutes a material breach by such Party of this Agreement;

(e) by F-Star upon breach of any of the representations, warranties, covenants or agreements on the part of Company set forth in this Agreement, or if any representation or warranty of Company will have become inaccurate, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Company, then this Agreement will not terminate pursuant to this Section 8.1(e) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the thirtieth (30th) day following the date of written notice given by F-Star to Company of such breach or inaccuracy and its intention to terminate this Agreement pursuant to this Section 8.1(e); provided further that no termination may be made pursuant to this Section 8.1(e) solely as a result of the failure of Company to obtain the Company Stockholder Approval (in which case such termination must be made pursuant to Section 8.1(d));

(f) by Company upon breach of any of the representations, warranties, covenants or agreements on the part of F-Star or Sellers set forth in this Agreement, or if any representation or warranty of F-Star or Sellers will have become inaccurate, in either case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by F-Star or Sellers, then this Agreement will not terminate pursuant to this Section 8.1(f) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the thirtieth (30th) day following the date of written notice given by Company to F-Star of such breach or inaccuracy and its intention to terminate this Agreement pursuant to this Section 8.1(f);

(g) by Company, if there will have occurred any F-Star Material Adverse Effect since the date hereof; provided, however, such termination shall only be effective if such F-Star Material Adverse Effect, if curable, is not cured within thirty (30) days following the date of written notice given by Company to F-Star of such F-Star Material Adverse Effect and its intention to terminate this Agreement pursuant to this Section 8.1(g);

(h) by F-Star, if there will have occurred any Company Material Adverse Effect since the date hereof; provided, however, such termination shall only be effective if such Company Material Adverse Effect, if curable, is not cured within thirty (30) days following the date of written notice given by F-Star to Company of the occurrence of such Company Material Adverse Effect and its intention to terminate this Agreement pursuant to this Section 8.1(h);

(i) by F-Star, prior to obtaining the Company Stockholder Approval, if (i) the board of directors of Company has failed to include the Company Board Recommendation in the Registration Statement or effected any Company Change in Recommendation; (ii) following the public disclosure of an Acquisition Proposal (other than a tender or exchange offer which is the subject of clause (v)), the board of directors of Company has failed to publicly reaffirm the Company Board Recommendation within five (5) Business Days after F-Star so requests in writing; (iii) Company has entered into any letter of intent or definitive agreement relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 6.10(a)(i)); (iv) Company or any director or officer of Company shall have willfully and intentionally breached any provision set forth in Section 6.2 or Section 6.10(a)(i); or (v) the board of directors of Company has failed to recommend against, or taken a neutral position with respect to, a tender or exchange offer related to any Acquisition Proposal in any position taken pursuant to Rules 14d-9 and 14e-2 under the Exchange Act;

(j) by Company, prior to obtaining the Company Stockholder Approval, if (i) Company has received a Superior Offer, (ii) Company has complied in all material respects with its obligations under Section 6.2(c) in order to accept such Superior Offer, (iii) Company concurrently terminates this Agreement and enters into a definitive agreement with respect to such Superior Offer and (iv) Company pays to F-Star the Company Termination Fee in accordance with Section 8.3(b) no later than two (2) Business Days following such termination; or

(k) by Company, if the F-Star Pre-Closing Financing is terminated or does not occur prior to the End Date; provided, however, that the right to terminate this Agreement under this Section 8.1(k) shall not be available to Company where the failure to obtain the F-Star Pre-Closing Financing shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a material breach by Company of this Agreement.

8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will forthwith become void and there will be no Liability on the part of any Party or any of its

Affiliates, directors, officers or stockholders except (i) as set forth in Sections 8.2 and 8.3 and (ii) for any Liability for any knowing breach of any representation, warranty, covenant or obligation contained in this Agreement (for purposes of this Section 8.2 and Section 8.3(e), a “knowing breach” is an act or omission with the actual knowledge that such act or omission represents, or would cause, a breach of this Agreement). No termination of this Agreement will affect the obligations of the Parties contained in the Confidentiality Agreement, all of which obligations will, in addition to this Article 8 and in addition to Article 9, survive termination of this Agreement in accordance with its terms.

8.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions will be paid by the Party incurring such expenses, whether or not the Acquisition is consummated. Notwithstanding the foregoing, (A) Company and F-Star shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred (i) in relation to the filings by the Parties under any filing requirement under any foreign antitrust Legal Requirement applicable to this Agreement and the Contemplated Transactions, (ii) by engagement of a proxy soliciting firm in connection with obtaining approval of the Company Stockholder Approval Matters, (iii) by engagement of the Exchange Agent and (iv) in relation to the printing (e.g., paid to a financial printer) and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto; provided, however, that in no event shall F-Star be obligated to bear any such costs and expenses in excess of $50,000, and (B) F-Star shall be solely responsible for all listing fees payable to Nasdaq in connection with the listing of the shares of Company Common Stock to be issued in connection with the Acquisition and reasonable out-of-pocket expenses of Company incurred in connection therewith. Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the Contemplated Transactions, without which, the Parties would not enter into this Agreement. It is understood and agreed that all fees and expenses incurred or to be incurred by Company in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by Company in cash at or prior to the Closing.

(b) Company will pay to F-Star a termination fee (the “Company Termination Fee”) in an amount in cash equal to $2,000,000, less any amounts previously paid pursuant to Section 8.3(c), in the event that this Agreement is terminated pursuant to (i) Section 8.1(b), (ii) Section 8.1(d), (iii) Section 8.1(e), (iv) Section 8.1(i) or (v) Section 8.1(j); provided that, in the case of each of clauses (i), (ii) and (iii), an Acquisition Proposal has been publicly announced, disclosed or otherwise communicated to Company’s board of directors after the date hereof and prior to such termination and, within nine (9) months after the date of such termination, Company entered into a definitive agreement with respect to, or consummates, an Acquisition Transaction, such fee to be paid not later than two (2) Business Days after such entry into a definitive agreement or such Acquisition Transaction is consummated; provided that for purposes of this Section 8.3(b) all references in the definition of Acquisition Transaction to 20% shall instead refer to 50%. If this Agreement is terminated by F-Star pursuant to Section 8.1(i), then Company shall pay the Company Termination Fee to F-Star within two (2) Business Days following such termination.

(c) Company shall no later than two (2) Business Days after receipt of reasonable supporting documentation evidencing such fees and expenses reimburse F-Star and Sellers for all fees and expenses (up to $750,000) incurred by F-Star and Sellers in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and the Contemplated Transactions if this Agreement is terminated by either party pursuant to Section 8.1(d).

(d) F-Star will pay to Company a termination fee (the “F-Star Termination Fee”) in an amount in cash equal to $2,000,000 in the event that this Agreement is terminated by Company pursuant to Section 8.1(k).

(e) In the event that F-Star shall be entitled to receive the Company Termination Fee or Company shall be entitled to receive the F-Star Termination Fee, such fee is not a penalty but shall be liquidated damages in a reasonable amount for any and all losses or damages suffered or incurred by F-Star and Sellers, on the one hand,

Company, on the other hand, or in connection with the matter forming the basis for such termination. Notwithstanding any other provision of this Agreement to the contrary, other than as provided in this Section 8.3(e), the Parties agree that the payments contemplated by this Section 8.3 represent the sole and exclusive remedies of F-Star and Sellers, on the one hand, and Company, on the other hand, in respect of a termination pursuant to Section 8.1 under circumstances requiring the payment of the Company Termination Fee or the F-Star Termination Fee, as applicable; provided, that this Section 8.3(e) shall not apply where F-Star’s right to terminate this Agreement pursuant to Section 8.1(d), 8.1(e) or 8.1(i) results from, or Company terminates this Agreement pursuant to Section 8.1(j) following, a knowing breach by Company of this Agreement.

(f) If Company or F-Star, as applicable, fails to pay when due any amount payable by Company or F-Star, as applicable, under this Section 8.3, then (i) Company or F-Star will, as applicable, reimburse F-Star and Sellers, on the one hand, and Company, on the other hand, for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the Parties of their rights under this Section 8.3, and (ii) Company or F-Star, as applicable, will pay to F-Star and Sellers, on the one hand, or Company, on the other hand, interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Parties entitled thereto in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

ARTICLE 9

GENERAL PROVISIONS

9.1 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement will be in writing and will be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email with confirmed receipt before 5:00 p.m. (recipient’s time) on the date sent, on such Business Day; (c) if sent by email on a day other than a Business Day, or if sent by email with confirmed receipt at any time after 5:00 p.m. (recipient’s time) on the date sent, on the date on which receipt is confirmed, if a Business Day, and otherwise on the first Business Day following the date on which receipt is confirmed; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address or email address set forth beneath the name of such Party below (or to such other address or email address as such Party shall have specified in a written notice given to the other Parties hereto):

(a) If to F-Star or Sellers:

F-Star Therapeutics Limited

Eddeva B920, Babraham Research Campus

Cambridge, CB22 3AT, UK

Attn: John Fitzpatrick

Email: john.fitzpatrick@f-star.com

With a copy (which shall not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

Attn.: William C. Hicks; Matthew W. Tikonoff

Email: WCHicks@mintz.com; MWTikonoff@mintz.com

(b) If to Company:

Spring Bank Pharmaceuticals, Inc.

35 Parkwood Dr., Suite 210

Hopkinton, MA 01748

Attn: Martin Driscoll; Garrett Winslow

Email: mdriscoll@springbankpharm.com;

gwinslow@springbankpharm.com

With a copy (which shall not constitute notice) to:

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

Attn: John D. Hogoboom

Email: jhogoboom@lowenstein.com

9.2 Amendment. This Agreement may be amended by action taken in writing by or on behalf of the respective boards of directors of Company and F-Star; provided that no representation, warranty or covenant in this Agreement with respect to a Seller may be amended in a manner adverse to a Seller unless such amendment applies to all Sellers in the same fashion and the Parties obtain the prior written approval of such amendment from the Seller Majority; provided further that any amendment or waiver of the provisions of Section 6.5 after the Closing which adversely affects the D&O Indemnified Parties must be approved in writing by the D&O Indemnified Parties; and provided further that, after approval of the Acquisition by the Company Stockholder Approval no amendment may be made which by Legal Requirements requires further approval by such stockholders without such further approval.

9.3 Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Contemplated Transactions are fulfilled to the extent possible.

9.5 Entire Agreement. This Agreement and the CVR Agreements constitute the entire agreement and supersede all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

9.6 Successors and Assigns. This Agreement will be binding upon: (a) Company and its successors and assigns (if any); (b) F-Star and its successors and assigns (if any); and (c) Sellers and their respective heirs, successors and assigns (if any). This Agreement will inure to the benefit of: (i) Company; (ii) F-Star; (iii) Sellers; and (iv) the respective heirs, successors and assigns (if any) of the foregoing. Neither Company nor F-Star may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of both the other and a Seller Majority, and no Seller may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of Company, F-Star and a Seller Majority (calculated by disregarding the shares in the F-Star Share Capital held by the assigning Seller). Any purported assignment in violation of this Section 9.6 shall be null and void ab initio.

9.7 Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, expressed or implied, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.5 (which is intended to be for the benefit of D&O Indemnified Parties and may be enforced by D&O Indemnified Parties). Notwithstanding the foregoing, for the avoidance of doubt, Company shall have the right to enforce this Agreement directly against any Seller in the event of a breach by such Seller of this Agreement.

9.8 Waiver. No failure or delay on the part of any Party in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. At any time prior to the Closing, any Party may, with respect to any other Party, (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the Party or Parties to be bound.

9.9 Remedies Cumulative; Specific Performance. Except for the matters described in Section 8.3(e) as exclusive remedies, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. Each Party agrees that, in the event of any breach or threatened breach by another Party of any covenant, obligation or other provision set forth in this Agreement: (a) such first Party will be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such first Party will not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

9.10 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) The Parties hereto agree that any Legal Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Contemplated Transactions shall be brought in the Chancery Court of the State of Delaware located in Wilmington, Delaware and any state appellate court therefrom located in Wilmington, Delaware, or, if no such state court has proper jurisdiction, the Federal District Court for the District of Delaware located in Wilmington, Delaware, and any appellate court therefrom. Each Party hereto hereby irrevocably submits to the exclusive jurisdiction of such court in respect of any legal or equitable Legal Proceeding arising out of or relating to this Agreement or the Contemplated Transactions, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Legal Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Legal Proceeding is brought in an inconvenient forum, that the venue of the Legal Proceeding is improper or that this Agreement or the Contemplated Transactions may not be enforced in or by such courts. Each Party hereto agrees that notice or the service of process in any Legal Proceeding arising out of or relating to this Agreement or the Contemplated Transactions shall be properly served or delivered if delivered in the manner contemplated by Section 9.1 or in any other manner permitted by applicable Legal Requirement.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

9.11 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts and by facsimile or electronic (i.e., PDF) transmission, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

9.12 Attorney Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties hereunder, the prevailing party in such action or suit will be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit upon the judgment in such action or suit becoming final and nonappealable.

9.13 Cooperation. Each Party agrees to cooperate fully with the other Parties hereto and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Parties hereto to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement and the Contemplated Transactions.

9.14 Limited Survival of Representations and Warranties. The representations and warranties of F-Star, Sellers and Company contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Closing.

9.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e) The term “knowledge of Company,” and all variations thereof, will mean the actual knowledge of the Company Persons, or any of them, after reasonable inquiry. The term “knowledge of F-Star,” and all variations thereof, will mean the actual knowledge of the F-Star Persons, or any of them, after reasonable inquiry.

(f) Unless otherwise specified, all calculations performed pursuant to the terms of this Agreement shall be calculated to four decimal places (0.0001).

(g) For purposes of this Agreement, information “provided to,” “made available to ”, “supplied to” or “to be supplied to” hereunder shall be deemed to include any information made available by Company to F-Star or by F-Star to Company, as applicable, in the virtual dataroom(s) of Company or F-Star, as applicable, prior to the date of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Share Exchange Agreement to be executed as of the date first written above.

F-STAR THERAPEUTICS LIMITED

By:	/s/ Eliot Forster, Ph.D.
Name: Eliot Forster, Ph.D.
Title: President and Chief Executive Officer

SPRING BANK PHARMACEUTICALS, INC.

By:	/s/ Martin Driscoll
Name: Martin Driscoll
Title: President and Chief Executive Officer

SELLERS

ATLAS VENTURE FUND VII, L.P.
By:	Atlas Venture Associates VII, L.P.
Its general partner

By:	Atlas Venture Associates VII, Inc.
Its general partner

By:	/s/ Travis MacInnes
Name: Travis MacInnes
Title: Authorised Signatory

ATLAS VENTURE OPPORTUNITY FUND I, L.P.
By:	Atlas Venture Associates Opportunity I, L.P.
Its general partner

By:	Atlas Venture Associates Opportunity I, LLC
Its general partner

By:	/s/ Ommer Chohan
Name: Ommer Chohan
Title: Authorised Signatory

COOPERATIEVE AESCAP VENTURE I U.A.
By: AESCAP VENTURE MANAGEMENT B.V.
Its acting manager

By:	/s/ Patrick Krol
Name: Patrick Krol
Title: Authorised Signatory

By:	/s/ Hans Bosman
Name: Hans Bosman
Title: Authorised Signatory

TVM LIFE SCIENCE VENTURES VI GMBH & CO. KG, Munich
By:	TVM CAPITAL GMBH
Its general partner and liquidator

By:	/s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorised Signatory

By:	/s/ Josef Moosholzer
Name: Josef Moosholzer
Title: Authorised Signatory

TVM LIFE SCIENCE VENTURES VI LIMITED PARTNERSHIP, Cayman Islands
By:	TVM LIFE SCIENCE VENTURES VI CAYMAN LIMITED
Its general partner

By:	/s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorised Signatory

By:	/s/ Josef Moosholzer
Name: Josef Moosholzer
Title: Authorised Signatory

MP HEALTHCARE VENTURE MANAGEMENT, INC.

By:	/s/ Jeffrey Moore
Name: Jeffrey Moore
Title: Authorised Signatory

MERCK VENTURES BV

By:	/s/ Jasper Bos
Name: Jasper Bos
Title: Authorised Signatory

By:	/s/ Hakan Goker
Name: Hakan Goker
Title: Authorised Signatory

S.R. ONE, LIMITED

By:	/s/ Karen Narolewski Engel
Name: Karen Narolewski Engel
Title: Vice President

NOVO HOLDINGS A/S

By:	/s/ John P. Fitzpatrick
Name: John P. Fitzpatrick
Title: Acting Attorney

JSH BIOTECH APS

By:	/s/ John Haurum
Name: John Haurum
Title: Authorised Signatory

ARK INVEST APS

By:	/s/ John Haurum
Name: John Haurum
Title: Authorised Signatory

/s/ John Haurum
John Haurum

/s/ Eliot Forster
Eliot Forster

/s/ Jonathan Milner
Jonathan Milner

/s/ John P. Fitzpatrick, power of attorney
Michael John Davies

/s/ John P. Fitzpatrick, power of attorney
Jacqueline Doody

/s/ John P. Fitzpatrick, power of attorney
Gordana Wozniak-Knopp

/s/ John P. Fitzpatrick, power of attorney
Mihriban Tuna

/s/ John P. Fitzpatrick, power of attorney
Florian Ruker

/s/ John P. Fitzpatrick, power of attorney
Jane Dancer

/s/ John P. Fitzpatrick, power of attorney
Haijun Sun

/s/ John P. Fitzpatrick, power of attorney
Tolga Hassan

/s/ John P. Fitzpatrick, power of attorney
Neil Brewis

/s/ John P. Fitzpatrick, power of attorney
John Edwards

/s/ John P. Fitzpatrick, power of attorney
Kathleen Courtemanche

THE FOLLOWING EXHIBITS AND SCHEDULES TO THE SHARE EXCHANGE AGREEMENT HAVE BEEN OMITTED IN ACCORDANCE WITH ITEM 601(B)(2) OF REGULATION S-K.

Exhibits

Exhibit F	Form of Deed of Termination – Shareholders’ Agreement
Exhibit H:	Sample Net Cash Calculation
Exhibit J:	Sample Exchange Ratio Calculation

Schedules:

Schedule I	Sellers
Schedule II	Company Lock-up Agreement Parties
Schedule III-A	Seller Lock-up Agreement Parties
Schedule III-B	Additional Seller Lock-up Agreement Parties
Schedule IV	Company Voting Agreement Parties
Schedule V	F-Star Pre-Closing Financing Subscription Amounts
Schedule VI	Company Director and Officer Resignations
Schedule 5.1	Conduct of Company Business
Schedule 5.1(t)	Vendors
Schedule 6.9	Director and Officer Appointees
Schedule 6.26	Termination of Contracts

F-Star Disclosure Schedule
Part 2.1 – Organization and Qualification; Charter Documents
Part 2.2 – Capital Structure
Part 2.3(b) – Authority; Non-Contravention; Approvals
Part 2.4(d) – No Undisclosed Liabilities
Part 2.5 – Absence of Certain Changes or Events
Part 2.6 – Taxes

Part 2.7 – Intellectual Property
Part 2.9(a) – Legal Proceedings; Orders
Part 2.10 – Brokers’ and Finders’ Fees
Part 2.11 – Employee Benefit Plans
Part 2.12 – Title to Assets; Real Property
Part 2.15 – F-Star Contracts
Part 2.17(b) – Insurance
Part 2.19 – Interested Party Transactions
Part 4.1 – Ownership of F-Star Issued Share Capital and Loan Notes
Part 4.5 – Ownership of Company Capital Stock

Company Disclosure Schedule
Part 3.1(a) – Organization and Qualification
Part 3.2(b) – Company Options and Company RSU
Part 3.2(c) – Company Warrants
Part 3.2(d) – Restrictive Rights
Part 3.3(c) – Non-Contravention
Part 3.5(e) – Undisclosed Liabilities
Part 3.6 – Absence of Certain Changes or Events
Part 3.7(d) – Tax Matters
Part 3.8 – Intellectual Property
Part 3.9 – Compliance with Legal Requirements
Part 3.10(a) – Legal Proceedings; Orders
Part 3.11 – Brokers’ and Finders’ Fees

Part 3.12 – Employee Benefit Plans
Part 3.13 – Title to Assets; Real Property
Part 3.15(a) – Labor Matters
Part 3.16 – Material Contracts
Part 3.18 – Insurance
Part 3.23 – Interested Party Transactions
Part 3.24 – Bank Accounts; Deposits

Spring Bank Pharmaceuticals, Inc. will furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request, provided however that Spring Bank Pharmaceuticals, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities and Exchange Act of 1934, as amended for any schedule so furnished as such exhibits are both not material and would likely cause competitive harm to the registrant if publicly disclosed.

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“Acquiring Companies” means Company and its Subsidiaries.

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Company (or its Subsidiaries) is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of Company (or its Subsidiaries), or (iii) in which Company (or its Subsidiaries) issues securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of any such Entity (other than as contemplated under this Agreement);

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of Company (or its Subsidiaries); or

(c) any liquidation or dissolution of any of Company (or its Subsidiaries).

For the avoidance of doubt, no Permitted Disposition shall be deemed to be an Acquisition Transaction.

“Affiliates” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such first Person.

“Approved Development Agreement” means a definitive agreement entered into by Company for the Approved Development Transaction, including all exhibits, schedules and related agreements thereto.

“Approved Development Transaction” means the proposed transaction relating to Company’s STimulator of INterferon Genes (STING) antagonist program contemplated by the Term Sheet.

“Articles of Association” means the articles of association of F-Star as amended and in effect from time to time prior to Closing.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks located in Boston, Massachusetts or London, England are authorized or required by applicable Legal Requirements to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by applicable Legal Requirements to close due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Body so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in such location generally are open for use by customers on such day.

“Closing Articles of Association” means the amended articles of association of F-Star substantially in the form attached hereto as Exhibit I to be adopted on or after Closing.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

“Company 2016 Warrants” means the warrants to purchase 1,633,777 shares of Company Common Stock issued by Company on November 23, 2016.

“Company Common Stock” means the Common Stock of Company, par value $0.0001.

“Company Disclosure Schedule” means the disclosure schedule that has been delivered by Company to F-Star as of the date hereof.

“Company IP Rights” means all IP Rights in which an Acquiring Company has any right, title or interest or which are used or held for use by an Acquiring Company.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects, has, or is reasonably expected to have, a material adverse effect on: (a) the business, financial condition, operations or results of operations of the Acquiring Companies taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a Company Material Adverse Effect: Effects resulting from (i) conditions generally affecting the industries in which the Acquiring Companies participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on the Acquiring Companies, taken as a whole, relative to other companies in the industry in which the Acquiring Companies operate; (ii) changes in the trading price or trading volume of Company Common Stock (it being understood, however, that any Effect causing or contributing to such changes in the trading price or trading volume of Company Common Stock may constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred); (iii) any failure by Company to meet any Company estimates or expectations of Company’s development programs, any internal or analyst projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date hereof (it being understood, however, that any Effect causing or contributing to such failures to meet projections or forecasts may constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred); (iv) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions; (v) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof, or any viruses, pandemics, epidemic or other outbreak of illness or public health event, or any spread or worsening thereof, or any other Effect that may be considered a force majeure event; (vi) any changes (after the date hereof) in GAAP or applicable Legal Requirements (or, in each case, the interpretation thereof) to the extent that such conditions do not have a disproportionate impact on the Acquiring Companies, taken as a whole, relative to other companies in the industry in which the Acquiring Companies operate; (vii) general conditions in financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure event), to the extent that such conditions and changes do not have a disproportionate impact on the Acquiring Companies, taken as a whole, relative to other companies in the industry in which the Acquiring Companies operate or to which other companies undertaking transactions similar to the Contemplated Transactions may be subject; (viii) the taking of any action, or the failure to take any action, by any Acquiring Company, that is required or reasonably necessary to comply with the terms of this Agreement or the taking of any action permitted by Part 5.1 of the Company Disclosure Schedule; (ix) any changes in or affecting research and development, clinical trials or other drug development activities (including the failure to obtain positive results from clinical trials, the occurrence of adverse events or serious adverse events in any clinical trial, development activities or favorable responses from any applicable Governmental Body) conducted by or on behalf of an Acquiring Company or licensees in respect of Company’s products or product candidates (it being understood, however, that any effect of any such adverse event or serious adverse event in any clinical trial (taking into account the intended patient population and phase of dose escalation of such clinical trial) on any Acquiring Company may be taken into account in determining whether a Company Material Adverse Effect has occurred); (x) any rejection or non-acceptance by a Governmental Body of a registration or filing by any Acquiring Company relating to any IP Rights of the Acquiring Companies; (xi) regulatory approval of, or regulatory action or announcement with respect to, any product, or product candidates, of a third party that are similar to, or expected to compete against, any of Company’s product candidates; or (xii) any stockholder or derivative litigation arising from or relating to this Agreement or the Contemplated Transactions; or (b) the ability of Company to consummate the Acquisition or to perform any of its covenants or obligations under this Agreement.

“Company $1.41 Options” means the Company Options to purchase an aggregate of 198,000 shares of Company Common Stock having a per-share exercise price of $1.41 granted by Company on March 5, 2020.

“Company Option” means an option to purchase shares of Company Common Stock granted under the Company Option Plan.

“Company Option Plan” means, collectively, the 2014 Stock Incentive Plan and the Amended and Restated 2015 Stock Incentive Plan.

“Company Owned IP Rights” shall mean all Company Registered IP Rights owned by any Acquiring Company and all other IP Rights owned by any Acquiring Company that were developed by an Acquiring Company or were developed by a third party and subsequently assigned to any Acquiring Company.

“Company Persons” means Martin Driscoll, Lori Firmani and Garrett Winslow.

“Company Reverse Stock Split” means a reverse stock split of all outstanding shares of Company Common Stock at a reverse stock split ratio to be mutually agreed to by Company and F-Star.

“Company RSU” means a stock unit granted under the Company Option Plan that entitles the holder thereof to a share of Company Common Stock or value based on a share of Company Common Stock upon vesting or settlement of such unit, either as a result of time or performance metrics.

“Company Stockholder Approval Matters” means the approval of the issuance of the Acquisition Consideration (the “Company Stock Issuance”), an amendment to Company’s Certificate of Incorporation to effect the Company Reverse Stock Split and change the name of Company to F-Star Therapeutics, Inc., and any amendments to, or adoption of, any option or warrant plans to give effect to the Contemplated Transactions.

“Company Stockholder Approval Threshold” means (i) with respect to the approval of the amendment to the Company’s Organizational Documents to effect the Company Reverse Stock Split, the affirmative vote of a majority of the voting power of the capital stock of Company entitled to vote thereon, voting as a single class, and (ii) with respect to each other Company Stockholder Approval Matter, the affirmative vote of a majority of the outstanding shares of Company Common Stock held by the Company Stockholders present or represented by proxy and voting affirmatively or negatively on such Company Stockholder Approval Matter.

“Company Stockholders” means the holders of the issued and outstanding shares of Company Common Stock.

“Company $2.08 Warrants” means the Company Warrants to purchase an aggregate of 250,000 shares of Company Common Stock having a per-share exercise price of $2.08 issued by Company on September 18, 2019, as amended and restated on April 8, 2020.

“Company Warrant” means the outstanding warrants to purchase shares of Company Common Stock set forth in Part 3.2(c) of the Company Disclosure Schedule.

“Consent” means any approval, consent, ratification, permission, waiver or authorization.

“Contemplated Transactions” means the Acquisition, the Conversions, the Company Reverse Stock Split, the issuance to the holders of Company Common Stock immediately prior to the Closing of the right to receive contingent cash payments pursuant to the CVR Agreements and the other transactions and actions contemplated by this Agreement.

“Contract” means any written or oral agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy or legally binding commitment or undertaking of any nature.

“Conversions” means the 2019 Loan Note Conversion and the Share Conversion.

“Copyrights” means all copyrights and copyrightable works (whether or not registered, and including without limitation databases and other compilations of information) that may exist or be created under the laws of any jurisdiction, including all rights in works of authorship, use, publication, reproduction, distribution, public performance, public display, in the creation of derivative works, sound recordings, transformation, moral rights and rights of ownership of copyrightable works and all registrations and rights to register and obtain renewals and extensions of registrations.

“Effect” means any event, development, circumstance, change, effect or occurrence.

“Employment Legislation” means (i) legislation applying in England and Wales directly or indirectly affecting the relations (whether contractual or otherwise) between the F-Star Companies and the F-Star Personnel (whether individually or collectively) including the provisions of any EU treaty or Directive directly enforceable by any F-Star Personnel against any F-Star Company, (ii) any legislation applying in England and Wales relating to any F-Star Personnel’s right to work in the United Kingdom, and (iii) other equivalent Legal Requirement in the United States.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, claim, infringement, interference, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset). For the avoidance of doubt, Encumbrance does not include Out Licenses.

“End Date” means January 29, 2021.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Commitment Letter” means the Equity Commitment Letters by and among F-Star and the Persons named therein, entered into on or prior to the date hereof, pursuant to which such Persons have agreed to enter into the Subscription Agreement and to purchase pursuant to the Subscription Agreement the number of F-Star Ordinary Shares set forth therein in connection with the F-Star Pre-Closing Financing.

“ERISA Affiliate” means, with respect to an entity, a trade or business (whether or not incorporated) that is, or at any relevant time was treated as a single employer of such entity within the meaning of Section 414(b) or 414(c) of the Code.

“Exchange Ratio” means, subject to Section 1.4(c), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the F-Star Transaction Shares by (b) the F-Star Outstanding Shares, in which:

•	“Aggregate Valuation” means the sum of (a) the Company Valuation, plus (b) the F-Star Post-Financing Valuation.

•	“Company Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation.

•

“Company Outstanding Shares” means, subject to Section 1.4(c), the total number of shares of Company Common Stock outstanding immediately prior to the Closing expressed on a fully-diluted basis and calculated using the treasury stock method, assuming, without limitation or duplication, (a) the exercise of each Company Option outstanding and unexercised immediately prior to the Closing that has an exercise price less than or equal to the then current trading price for shares of Company Common Stock (i.e., “in-the-money” options), excluding any portion thereof which cannot become vested or exercisable or will otherwise not be outstanding immediately after the Closing; and (b) the exercise of each Company Warrant outstanding and unexercised immediately prior to the Closing that has an exercise price less than or equal to the then current trading price for shares of Company Common Stock (i.e., “in-the-money” warrants) and will be outstanding immediately after the

Closing; provided, however, that (i) the Company $1.41 Options shall be included in the calculation of Company Outstanding Shares and (ii) the Company $2.08 Warrants shall be excluded from the calculation of Company Outstanding Shares. For the avoidance of doubt, except as expressly provided above, shares of Company Common Stock issuable upon the exercise of Company Options or Company Warrants that are not in-the-money immediately prior to the Closing will be excluded from the calculation of Company Outstanding Shares.

•

“Company Valuation” means $38,000,000; provided, however, to the extent that (a) Net Cash determined pursuant to Section 1.5 is less than Fifteen Million Dollars ($15,000,000) (such amount, as may be adjusted pursuant to the following proviso, the “Adjustment Threshold”), then the Company Valuation shall be reduced by one dollar for each dollar that Net Cash is below the Adjustment Threshold (for example, the Company Valuation would be $37,000,000 if Net Cash determined pursuant to Section 1.5 is $14,000,000), and (b) Net Cash determined pursuant to Section 1.5 is more than Seventeen Million Dollars ($17,000,000) (such amount, as may be adjusted pursuant to the following proviso, the “Upward Adjustment Threshold”), then the Company Valuation shall be increased by one dollar for each dollar that Net Cash is above the Upward Adjustment Threshold (for example, the Company Valuation would be $39,000,000 if Net Cash determined pursuant to Section 1.5 is $18,000,000); provided that if the Closing shall not have occurred on or prior to October 30, 2020, then the Adjustment Threshold and the Upward Adjustment Threshold shall automatically decrease by $250,000 on such date and shall further decrease by the same amount on the last day of each thirty (30)-day period occurring thereafter until the Closing.

•	“F-Star Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (i) the F-Star Post-Financing Valuation by (ii) the Aggregate Valuation.

•

“F-Star Outstanding Shares” means, subject to Section 1.4(c), the total number of F-Star Ordinary Shares outstanding immediately prior to the Closing expressed on a fully-diluted basis and calculated using the treasury stock method, assuming, without limitation or duplication, (i) the Conversions, (ii) the exercise of all F-Star Options outstanding as of immediately prior to the Closing, (iii) the issuance of F-Star Ordinary Shares upon the vesting of all F-Star RSUs outstanding as of immediately prior to the Closing, (iv) the consummation of the F-Star Pre-Closing Financing and the issuance of F-Star Ordinary Shares pursuant to the F-Star Pre-Closing Financing Agreements (including the conversion of any 2019 Loan Notes issued in respect of any Equity Commitment Exchange), and (v) the issuance of F-Star Ordinary Shares in respect of all other options, warrants or rights to receive F-Star Ordinary Shares that will be outstanding immediately prior to the Closing.

•	“F-Star Post-Financing Valuation” means the sum of (i) the F-Star Pre-Money Valuation minus (ii) the F-Star Valuation Adjustment, if any, plus (iii) the F-Star Pre-Closing Financing Proceeds.

•	“F-Star Pre-Closing Financing Proceeds” means the aggregate amount of proceeds actually received by F-Star in the F-Star Pre-Closing Financing.

•	“F-Star Pre-Money Valuation” means the lesser of (i) $35,000,000 or (ii) the pre-money valuation attributed to F-Star in the F-Star Pre-Closing Financing.

•	“F-Star Transaction Shares” means the product (rounded to two decimal places) determined by multiplying (i) the Post-Closing Company Shares by (ii) the F-Star Allocation Percentage.

•	“F-Star Valuation Adjustment” means the amount, if any, by which the Target Proceeds exceeds the Subscribed Proceeds as of the Measurement Time.

•	“Post-Closing Company Shares” mean the quotient (rounded to two decimal places) determined by dividing (i) the Company Outstanding Shares by (ii) the Company Allocation Percentage.

For the avoidance of doubt and for illustrative purposes only, a sample “Exchange Ratio” calculation is attached hereto as Exhibit J.

“F-Star Acquisition Proposal” means, subject to the proviso below, any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any transaction or series of transactions involving:

(a)any merger, consolidation, amalgamation, share exchange, business combination, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which F-Star (or any of its Subsidiaries) is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of F-Star (or any of its Subsidiaries), or (iii) in which F-Star (or any of its Subsidiaries) issues securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of any such Entity (other than as contemplated under this Agreement); or

(b)any sale, lease, exchange, transfer, acquisition or disposition of any business or businesses or assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of F-Star (or its Subsidiaries);

provided that, notwithstanding the foregoing, in no event shall (i) the issuance or potential issuance of securities by an F-Star Company representing less than fifty percent (50%) of the outstanding voting securities of F-Star (or any of its Subsidiaries), on an as-converted basis, in the F-Star Pre-Closing Financing, or (ii) any license, collaboration or joint venture, or any transfer or disposition of assets in connection therewith, entered into or contemplated for bona fide business development purposes, be or constitute an F-Star Acquisition Proposal.

“F-Star Companies” means F-Star and its Subsidiaries.

“F-Star Data Room” means the electronic documentation site hosted by Datasite on behalf of F-Star.

“F-Star Disclosure Schedule” means the disclosure schedule that has been delivered by F-Star to Company on the date hereof.

“F-Star EIP” means the F-Star Therapeutics Limited 2019 Equity Incentive Plan, as amended.

“F-Star Equity Plans” means the F-Star EIP and the F-Star Legacy Plans.

“F-Star IP Rights” means all IP Rights in which an F-Star Company has any right, title or interest or which are used or held for use by an F-Star Company.

“F-Star Legacy Plans” means the F-Star Alpha Limited Share Option Scheme, the F-Star Beta Limited Share Option Scheme and the F-Star EMI Share Option Scheme (each as amended).

“F-Star Material Adverse Effect” means any Effect that, considered together with all other Effects, has a material adverse effect on: (a) the business, financial condition, operations or results of operations of the F-Star Companies taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred, an F-Star Material Adverse Effect: Effects resulting from (i) conditions generally affecting the industries in which F-Star participates or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on the F-Star Companies, taken as a whole, relative to other companies in the industry in which the F-Star Companies operate; (ii) any failure by an F-Star Company to meet any estimates or expectations of its development programs, internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date hereof (it being understood, however, that any Effect causing or contributing to such failures to meet projections or predictions may constitute an F-Star Material Adverse Effect and may be taken into account in determining whether an F-Star Material Adverse Effect has occurred); (iii) any failure by F-Star to meet F-Star’s estimates or expectations of F-Star’s development programs, any internal projections or forecasts for any period ending on or after the date hereof (it being understood, however, that any Effect causing or contributing to such failures to meet projections or forecasts may constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred); (iv) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions; (v) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof, or any viruses, pandemics, epidemic or other outbreak of illness or public health event, or any spread or worsening thereof, or any other Effect that may be considered a force majeure event; (vi) any changes (after the date hereof) in IFRS or GAAP or applicable Legal Requirements (or, in each case, the interpretation thereof) to the extent that such conditions do not have a disproportionate impact on the F-Star Companies, taken as a whole, relative to other companies in the industry in which the F-Star Companies operate; (vii) the taking of any action, or the failure to take any action, by any F-Star Company, that is required or reasonably necessary to comply with the terms of this Agreement or the taking of any action permitted by Part 5.2 of the F-Star Disclosure Schedule; (viii) any changes in or affecting research and development, clinical trials or other drug development activities (including the failure to obtain positive results from clinical trials, the occurrence of adverse events or serious adverse events in any clinical trial, development activities or favorable responses from any applicable Governmental Body) conducted by or on behalf of an F-Star Company or licensees in respect of F-Star’s products or product candidates (it being understood, however, that any effect of any such adverse event or serious adverse event in any clinical trial (taking into account the intended patient population and phase of dose escalation of such clinical trial) on any F-Star Company may be taken into account in determining whether an F-Star Material Adverse Effect has occurred); (ix) any rejection or non-acceptance by a Governmental Body of a registration or filing by F-Star relating to any IP Rights of F-Star; or (x) regulatory approval of, or regulatory action or announcement with respect to, any product, or product candidates, of a third party that are similar to, or expected to compete against, any of F-Star’s product candidates; or (b) the ability of F-Star or Sellers to consummate the Acquisition or to perform any of their respective covenants or obligations under this Agreement.

“F-Star Option” means any option to acquire shares in the capital of F-Star issued pursuant to any F-Star Option Plan.

“F-Star Option Plans” means the F-Star EIP, F-Star Alpha Limited Share Option Scheme, F-Star Beta Limited Share Option Scheme, and F-Star EMI Share Option Scheme.

“F-Star Owned IP Rights” shall mean all F-Star Registered IP Rights owned by any F-Star Company and all other IP Rights owned by any F-Star Company that were developed by an F-Star Company or were developed by a third party and subsequently assigned to any F-Star Company.

“F-Star Personnel” means all the employees, directors and other officers of the F-Star Companies, and any other individuals engaged to perform services personally to the F-Star Companies.

“F-Star Persons” means Eliot Forster, Darlene Deptula-Hicks and John Fitzpatrick.

“F-Star Pre-Closing Financing” means the subscription for and issue of F-Star Ordinary Shares (including F-Star Ordinary Shares issued upon conversion of any 2019 Loan Notes issued after the date hereof) pursuant to the F-Star Pre-Closing Financing Agreements to be consummated prior to the Closing with aggregate gross cash proceeds to F-Star of the lesser of (i) the Subscribed Proceeds or (ii) the Target Proceeds.

“F-Star Pre-Closing Financing Agreements” means the Equity Commitment Letters, any Additional Equity Commitment Letters and the Subscription Agreement.

“F-Star Share Capital” means the F-Star Ordinary Shares, the F-Star Seed Preference Shares and the F-Star Series A Preference Shares.

“F-Star Shares” means the issued and outstanding F-Share Ordinary Shares, the F-Star Conversion Shares, the F-Star Ordinary Shares issued in the F-Star Pre-Closing Financing (including F-Star Ordinary Shares issued upon conversion of any 2019 Loan Notes issued after the date hereof), any F-Star Ordinary Shares issued upon the exercise at or prior to Closing of F-Star Options, and any F-Star Ordinary Shares issued upon the vesting at or prior to Closing of F-Star RSUs.

“FDA” means the United States Food and Drug Administration.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or

(c) governmental or quasi-governmental authority of any nature (including any governmental executive, division, regulatory agency, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.

“IA 1986” means the United Kingdom’s Insolvency Act 1986.

“Insolvency Proceedings” means insolvency related proceedings, whether in or out of court, including proceedings or steps leading to any form of bankruptcy, liquidation, administration, receivership, arrangement or scheme with creditors, moratorium, stay or limitation of creditors’ rights, interim or provisional supervision by a court or court appointee, winding up or striking off or any event similar to any such events in any jurisdiction in which a Seller is resident or incorporated.

“Investors” means those Sellers listed in Schedule V who have executed and delivered an Equity Commitment Letter.

“IP Rights” means any and all of the following in any country or region: (a) Copyrights, Patent Rights, Trademark Rights (including domain name registrations), Trade Secrets, and other intellectual property rights; and (b) the right (whether at law, in equity, by Contract or otherwise) to enjoy or otherwise exploit any of the foregoing, including the rights to sue for and remedies against past, present and future infringements of any or all of the foregoing, and rights of priority and protection of interests therein under the Legal Requirements of any jurisdiction worldwide.

“ITEPA” means the United Kingdom Income Tax (Earnings and Pensions) Act 2003.

“Legal Proceeding” means any action, suit, litigation, arbitration, mediation, proceeding (including any civil, criminal, administrative, insolvency, bankruptcy, liquidation, administration, receivership, involuntary arrangement, compromise or schedule with creditors, moratorium, stay or limitation of creditors rights, interim or provisions supervision by a court or court appointee, winding up or striking off, or similar event, investigative or appellate proceeding), hearing, inquiry, audit, examination, conciliation, expert determination or investigation or other process commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under authority of Nasdaq or any other applicable securities exchange).

“Measurement Time” means 11:59 p.m., Eastern time, on the 10th day preceding the date of the Company Stockholders’ Meeting set forth in the Registration Statement at the time it is declared effective by the SEC.

“Minimum Proceeds” means $14.5 million.

“Nasdaq” means The Nasdaq Stock Market.

“Net Cash” means the sum of (without duplication) (a) in each as of the Cash Determination Time, the sum of (i) Company’s and its Subsidiaries’ cash and cash equivalents (inclusive of aggregate cash proceeds from Permitted Dispositions paid to and actually received by Company on or prior to the Closing Date, in each case, to the extent not distributed to the Company Stockholders, without any contingency and excluding, for the avoidance of doubt, any earn-out, royalties, escrows, holdbacks, contingent payment amounts and any other monetary Liabilities associated with such Permitted Dispositions) and marketable securities, determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company Financials and the Company Balance Sheet, (ii) in the event that the Approved Transaction Agreement is executed and delivered on or prior to the Closing Date, an amount equal to any upfront payments that, as of the

Closing Date, are earned by Company without condition pursuant to the Approved Development Agreement, such amount not to exceed $2,000,000, (iii) all prepaid expenses and deposits (to the extent creditable against any amounts set forth in (b)(i) below or refundable to Company or any of its Subsidiaries within one year after the Closing), up to an aggregate amount of $2,000,000, subject to the limitations set forth in Exhibit H, and (iv) expenses paid, or Liabilities incurred, by Company or any of its Subsidiaries prior to the Closing that are approved in writing to be paid to Company or any of its Subsidiaries pursuant to any directors’ and officers’ insurance policies in excess of the deductible thereunder, minus (b) in each case as of the Cash Determination Time, the sum of (i) all accounts payable and accrued expenses (including legal settlements that are not covered by directors’ and officers’ insurance policies, Transaction Costs and costs of the D&O Tail) of Company and its Subsidiaries, determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company Financials and the Company Balance Sheet, and any and all other bona fide current and long-term Liabilities of Company and its Subsidiaries payable in cash that would be required to be set forth in a balance sheet of Company and its Subsidiaries prepared in accordance with GAAP, in each case to the extent not paid or canceled at or prior to the Closing Date, (ii) any reserves for legal settlements, except to the extent such amounts are covered by insurance policies, (iii) the cash cost of any unpaid change of control payments or severance, termination or similar payments or obligations, including any COBRA-related obligations, that are or become due to any current or former employee, director or independent contractor of Company or any of its Subsidiaries before or after Closing, (iv) any Outstanding Lease Obligations, (v) any notice, termination or consent payments, fines or other payments to be made by Company or any of its Subsidiaries in connection with the termination of any existing Contract to which Company or any of its Subsidiaries is a party and to wind down all clinical trial programs of Company or any of its Subsidiaries, other than the STING Trial, and (vi) all accrued and unpaid Taxes of Company and its Subsidiaries (estimated with respect to current Tax liabilities), plus or minus (c) the net amount of any transaction expense reimbursement owed to, or transaction expense payment owed by, Company pursuant to Section 8.3(a). Notwithstanding the foregoing, in no event shall Net Cash be reduced by the amount of (v) any reimbursible costs or expenses of Company in connection with the performance of Company’s obligations under the Approved Development Agreement, (w) any payment to holders of any Company 2016 Warrants that elect to receive the Black-Scholes value of such Company 2016 Warrants pursuant to the “Fundamental Transactions” section of such Company 2016 Warrants, (x) any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any potential or actual security holder litigation arising or resulting from the Contemplated Transactions and that may be brought in connection with or on behalf of any Company securityholder’s interest in Company Common Stock (including all amounts paid or payable up to the retention amount of any insurance policy that covers or may cover such costs or expenses and amounts not covered by any such insurance policy), (y) any costs or expenses of Company in connection with Company’s completion of the STING Trial or (z) any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any exercise by any Company Stockholder of appraisal rights in connection with the Contemplated Transactions. In no event shall Net Cash exceed the Net Cash Limit. A sample calculation of Net Cash is set forth on Exhibit H for illustrative purposes only.

Net Cash shall be denominated in U.S. dollars and each component initially denominated in a different currency shall be converted based on the published Wall Street Journal rate as of the Cash Determination Time.

“Net Cash Limit” means (i) $17,840,000 plus (ii) the excess, if any, of the Subscribed Proceeds over the Minimum Proceeds.

“Order” means any order, writ, injunction, judgment or decree.

“Organizational Documents” means, collectively and as applicable, the certificate of incorporation, articles of incorporation, memorandum of association, articles of association, bylaws and other charter documents of a company.

“Outstanding Lease Obligations” means all monetary Liabilities of Company or any of its Subsidiaries whenever arising pursuant to that certain Lease Agreement, dated October 4, 2017 by and between Company and 35 Parkwood Realty LLC, as amended from time to time, in each case including any monetary Liabilities that relate to the assignment or early termination of such lease and monetary Liabilities that survive such termination; provided, however, that such monetary Liabilities shall be discounted to present value using the same discount rate that is used in the Company Financials; and provided, further, that in the event that Company assigns, sublets, transfers or otherwise conveys any rights under such Lease Agreement to a party and under terms reasonably acceptable to F-Star, and which party F-Star is reasonably satisfied is adequately capitalized to fulfill its obligations under the Lease Agreement, the monetary Liabilities that are assumed pursuant to such assignment, sublet, transfer or conveyance shall serve to reduce Company’s Outstanding Lease Obligations for purposes of the Net Cash calculation, irrespective of whether Company has agreed on behalf of itself or its Affiliates to backstop or guarantee any existing payment or other obligations under such assignment, sublet, transfer or conveyance.

“Patent Rights” means all issued patents, pending patent applications and abandoned patents and patent applications provided that they can be revived (which for purposes of this Agreement will include utility models, design patents, industrial designs, certificates of invention and applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, reissues, re-examinations and extensions thereof.

“Permitted Disposition” means the sale, assignment, conveyance, license or other transfer by an Acquiring Company of some or all of the Permitted Disposition Assets on or prior to the Closing Date, other than the Approved Development Transaction.

“Permitted Disposition Assets” means IP Rights that are owned or purported to be owned by, assigned to, or exclusively licensed by, Company or its Subsidiaries and other assets of Company and its Subsidiaries, in each case used or held for use in the Company’s STING (STimulator of INterferon Genes) antagonist and chronic hepatitis B virus (HBV) programs (the “Legacy Programs”). “Permitted Disposition Assets” shall not include (i) any of Company’s assets (including IP Rights) used by Company in its research and development programs (other than the Legacy Programs), (ii) Company Contracts that pertain to Company’s research and development programs other than the Legacy Programs or (iii) pre-clinical data and clinical data generated pursuant to Company’s research and development programs other than the Legacy Programs, provided, that in the case of each of the items referred to in the foregoing clauses (i) through (iii), such items shall be excluded from “Permitted Disposition Assets” only if and to the extent that such items are not necessary or useful to the Legacy Programs.

“Permitted Dividend” means, in the event that Net Cash would otherwise exceed the Net Cash Limit, a cash dividend in the amount of such excess.

“Person” means any person, Entity, Governmental Body, or group (as used in Section 13(d)(3) of the Exchange Act).

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or any other piece of information that allows the identification of a natural person.

A Party’s “Representatives” include each Person that is or becomes (a) a Subsidiary or other Affiliate of such Party or (b) an officer, director, employee, partner, attorney, advisor, accountant, agent or representative of such Party or of any such Party’s Subsidiaries or other Affiliates.

“SEC” means the Securities and Exchange Commission.

“SEC Documents” means each report, registration statement, proxy statement and other statements, reports, schedules, forms and other documents filed by Company with the SEC since January 1, 2018, including all amendments thereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Majority” means, as of any particular time, Sellers holding at least sixty-five percent (65%) of the shares of F-Star Share Capital (after giving effect to the Conversions).

“Sensitive Company Data” means confidential and proprietary information of any Acquiring Company and each customer, channel partner, and other Person in each Acquiring Company’s possession or control, including Personal Data.

“Sensitive F-Star Company Data” means confidential and proprietary information of any F-Star Company and each customer, channel partner, and other Person in each F-Star Company’s possession or control, including Personal Data.

“Shareholders’ Agreement” means the amended and restated shareholders’ agreement dated 7 May 2019 between F-Star and certain of the Sellers (whether in their capacity as parties to that agreement on any date of restatement or otherwise joined as a party pursuant to a deed of adherence) as amended from time to time.

“Subscribed Proceeds” means, as of the Measurement Time, the aggregate dollar amount of the subscriptions for F-Star Ordinary Shares for which F-Star has received fully executed and delivered Equity Commitment Letters and Additional Equity Commitment Letters.

An Entity will be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the issued or outstanding equity or financial interests of such Entity.

“Subscription Agreement” means the Subscription Agreement to be entered into among F-Star, the Investors party to the Equity Commitment Letters and the Additional Investors, if any, party to the Additional Equity Commitment Letters in connection with the F-Star Pre-Closing Financing.

“Superior Offer” means a bona fide written Acquisition Proposal (provided that, for purposes of this definition, (i) the references to 20% in clause (a) of the definition of “Acquisition Transaction” shall be deemed to be references to 50% and (ii) the reference to 20% in clause (b) of the definition of “Acquisition Transaction” shall be deemed to be a reference to 75%) made by a third party that was not obtained or made as a result of a breach of 6.10(a)(i) and which the board of directors of Company determines in good faith (after consultation with its outside legal counsel and financial advisor), and after taking into account all financial, legal, regulatory, and other aspects of such Acquisition Proposal (including the financing terms and the ability of such third party to finance such Acquisition Proposal): (a) to be reasonably likely to be consummated if accepted; and (b) to be more favorable to Company Stockholders from a financial point of view than the Acquisition, taking into account any changes to the terms of this Agreement offered by F-Star or Sellers in response to such Acquisition Proposal; provided, however, that, without limitation, any such offer will not be deemed to be a “Superior Offer” unless (A) no financing is required to consummate the transaction contemplated by such offer or (B) financing is required to consummate the transaction contemplated by such offer and either (1) such financing is committed subject to conditions no less favorable to the Company than those set forth in the F-Star Pre-Closing Financing Agreements or (2) the board of directors of Company determines in good faith that such financing is reasonably capable of being obtained by such third party.

“Target Proceeds” means $25,000,000.

“Tax” and “Taxes” means any federal, state, local, or non-U.S. taxes imposed by a Governmental Body, including taxes on or with respect to income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing, declaration or similar return filed, supplied or required to be filed with any Governmental Body with respect to Taxes, including any election, notification, appendix schedule or attachment thereto, and including any amendments thereof.

“Term Sheet” means the term sheet for the Approved Development Transaction disclosed to F-Star in Company’s data room prior to the date hereof.

“Trade Secrets” means trade secrets, know-how, proprietary information, inventions, discoveries, improvements, technology, technical data and research and development, whether patentable or not.

“Trademark Rights” means all trademark rights that may exist or be created under the laws of any jurisdiction in the world including all material common law trademarks, registered trademarks, applications for registration of trademarks, material common law service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, and Internet domain name registrations; and including all filings with the applicable Governmental Body indicating an intent to use any of the foregoing if not registered or subject to a pending application, and to the extent applicable all renewals and extensions thereof.

“Transaction Costs” means the aggregate amount of costs and expenses of the Acquiring Companies, collectively, incurred (or expected to be incurred based on receipt of a good faith written estimate) in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Contemplated Transactions, including any brokerage fees and commissions, finders’ fees or financial advisory fees, any fees and expenses of counsel or accountants payable by any Acquiring Company, Taxes, and any transaction bonuses or similar items, in each case to the extent unpaid.

“2019 Loan Note Holder” means a Seller that is a holder of a 2019 Loan Note.

“2019 Loan Note Instrument” means the convertible loan note instrument executed by F-Star on 19 September 2019, as amended, setting out the conditions subject to which the 2019 Loan Notes were and shall be issued.

“2019 Loan Notes” means the $30,000,000 unsecured convertible loan notes created pursuant to a resolution of the directors of F-Star passed on 19 September 2019 and issued prior to or after the date hereof.

Additionally, the following terms have the meanings assigned to such terms in the Sections of this Agreement set forth below opposite such term:

2019 Loan Note Conversion1.6(b)

Acceptable Company Confidentiality Agreement6.10(a)(i)

Accounting Firm1.5(e)

Acquisition1.1

Acquisition Consideration1.4(a)

Action5.1(t)

Additional Equity Commitment LettersRecitals

Additional InvestorRecitals

Additional InvestorsRecitals

AgreementPreamble

Allocation Certificate6.17

Anticipated Closing Date1.5(a)

Assumed Plan6.15(a)(i)

Beta2.4(a)

Cash Determination Time1.5(a)

Clinical Trial Tail6.5(b)

Closing1.2

Closing Date1.2

CompanyPreamble

Company Balance Sheet3.5(d)

Company Board Recommendation6.2(b)

Company Capital Stock3.2(a)

Company Change in Recommendation6.2(c)

Company Contract3.16(b)

Company Employee Plans3.12(a)

Company Financials3.5(d)

Company IP Assignment Agreements3.8(e)

Company Lock-up AgreementsRecitals

Company Out Licenses3.8(c)

Company Permits3.9(b)

Company Preferred Stock3.2(a)

Company Registered IP Rights3.8(d)

Company Stockholder Approval3.3(a)

Company Stockholders’ Meeting6.2(a)

Company Termination Fee8.3(b)

Company Voting AgreementRecitals

Confidentiality Agreement6.3

CVR1.7(a)

CVR Agreements1.7(a)

CVRs1.7(a)

D&O Indemnified Parties6.5(a)

D&O Tail6.5(b)

Deed of Termination-Shareholders’ Agreement1.8(c)(ii)

Delaware Law2.22

Delivery Date1.5(a)

Dispute Notice1.5(b)

Equity Commitment Exchange6.30

Equity Commitment Exchange Amount6.30

ERISA2.11(a)

Exchange Act1.7(b)

Exchange Agent1.9(a)

Form S-46.1(a)

F-StarPreamble

F-Star Alpha Legacy Options6.15(b)

F-Star Audited Financials2.4(a)

F-Star Beta Legacy Options6.15(c)

F-Star Contract2.15(b)

F-Star Conversion SharesRecitals

F-Star EIP Options6.15(a)

F-Star Employee Plans2.11(a)

F-Star Financials2.4(b)

F-Star Gmbh Legacy Options6.15(d)

F-Star Issued Share Capital2.2(a)

F-Star Ordinary Shares2.2(a)

F-Star Permits2.8(b)

F-Star Predecessor Audited Financials2.4(a)

F-Star Predecessor Group2.4(a)

F-Star Registered IP Rights2.7(d)

F-Star Replacement ESOP Plan Rules6.16(a)

F-Star RSUs6.15(a)

F-Star Seed Preference Shares2.2(a)

F-Star Series A Preference Shares2.2(a)

F-Star Termination Fee8.3(d)

F-Star Unaudited Financials2.4(b)

GAAP3.5(c)

GmbH2.4(a)

IFRS2.4(a)

Insurance Policies2.17(a)

IP Assignment Agreements2.7(e)

Joinder Agreement6.11(b)

knowledge of Company9.15(e)

knowledge of F-Star9.15(e)

Liability2.4(d)

Net Cash Calculation1.5(a)

Net Cash Schedule1.5(a)

Notice Period6.2(c)

Original EIP Option6.15(a)(iv)

Original EIP RSU6.15(a)(xi)

Out Licenses2.7(c)

PartiesPreamble

PartyPreamble

Permitted Transferee6.11(b)

Pre-Closing Period5.1

Proxy Statement6.1(a)

Registration Statement6.1(a)

Replacement EIP Option6.15(a)(ii)

Replacement EIP RSU6.15(a)(ix)

Response Date1.5(b)

Security Trustee6.16(a)

Seller Lock-up AgreementsRecitals

SellersPreamble

Share Charge6.16(b)

Share ConversionRecitals

STING Agonist CVR1.7(a)

STING Agonist CVR Agreement1.7(a)

STING Antagonist CVR1.7(a)

STING Antagonist CVR Agreement1.7(a)

STING Trial5.1(s)

EXHIBIT B

FORM OF COMPANY LOCK-UP AGREEMENT

Company Lock-Up Agreement

[●], 2020

F-Star Therapeutics Limited.

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT

UK

Re:F-Star Therapeutics Limited

Ladies and Gentlemen:

The undersigned of this lock-up agreement (this “Lock-Up Agreement”) understands that Spring Bank Pharmaceuticals, Inc., a Delaware corporation (“Company”), proposes to enter into a Share Exchange Agreement (the “Share Exchange Agreement”) with F-Star Therapeutics Limited, a company registered in England and Wales with company number 11532458 (“F-Star”), and the Persons listed on Schedule I to the Share Exchange Agreement (the “Sellers”), pursuant to which the Sellers will sell, transfer and convey to Company, and Company will purchase from Sellers, all of the issued and outstanding F-Star Shares (the “Acquisition”) on the terms set forth in the Share Exchange Agreement. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Share Exchange Agreement.

As a material inducement to each of Company, F-Star and the Sellers to enter into the Share Exchange Agreement and to consummate the Contemplated Transactions, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of F-Star, the undersigned will not, during the period commencing on the date hereof and ending on the date that is 180 days after the Closing Date (the “Lock-Up Period”), directly or indirectly:

(i)

offer, pledge, sell, contract to sell, sell any option, warrant or contract to purchase, purchase any option, warrant or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, assign or dispose of (or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any Affiliate of the undersigned or any Person in privity with the undersigned or any Affiliate of the undersigned), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, any shares of Company Common Stock or any securities convertible into or exercisable or exchangeable for Company Common Stock (including without limitation, Company Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively, the “Stockholder’s Shares”);

(ii)

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Company Common Stock or such other securities, in each case above, that are currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned and whether any such transaction described in this clause (ii) or clause (i) above is to be settled by delivery of Company Common Stock or such other securities, in cash or otherwise;

(iii)

make any demand for or exercise any similar right with respect to the registration of any shares of Company Common Stock or any security convertible into or exercisable or exchangeable for Company Common Stock;

(iv)

except for the Company Voting Agreement, grant any proxies or powers of attorney with respect to any of the Stockholders’ Shares, deposit any of the Stockholder’s Shares into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any of the Stockholder’s Shares; or

(v)	publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a)	transfers of Company Common Stock or securities convertible into or exercisable or exchangeable for Company Common Stock:

(i)

if the undersigned is a natural person, (A) to a Family Member or a trust formed for the benefit of the undersigned or the undersigned’s Family Member, (B) the undersigned’s estate, (C) by bona fide gift, will or intestacy, or (D) any partnership, corporation or limited liability company which is controlled by the undersigned or any such Family Member(s);

(ii)

if the undersigned is a corporation, partnership or other business entity, (A) to another corporation, partnership or other business entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned, (B) any distribution or dividend to equity holders (including, without limitation, general or limited partners and members) of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders) or (C) as a bona fide gift to a charitable organization; or

(iii)	if the undersigned is a trust, to a grantor or beneficiary of the trust;

provided, that in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Company a lock-up agreement in the form of this Lock-Up Agreement;

(b)

the exercise of options or warrants to purchase shares of Company Common Stock or the receipt of shares of Company Common Stock upon the vesting of restricted stock awards or vesting and settlement of restricted stock units or performance share units and any related transfer of shares of Company Common Stock to Company or sales of Company Common Stock (i) deemed to occur upon the cashless exercise of such options or exercise of such warrants or (ii) for the purpose of paying the exercise price of such options or warrants or for paying taxes (including estimated taxes) due as a result of the exercise of such options or warrants or as a result of the vesting of such shares of Company Common Stock under such restricted stock awards or the vesting and settlement of such restricted stock units or performance share units (or the disposition to Company of any shares of restricted stock granted pursuant to the terms of any employee benefit plan); provided that if any filing is required under Section 16(a) of the Exchange Act in connection with such exercise, sale of Company Common Stock, or receipt, such filing shall include a statement to the effect that such filing and sale, if applicable, is the result of the exercise or receipt of equity-based securities pursuant to the Company’s equity incentive plans;

(c)	transfers by the undersigned of securities acquired in the open market following the Closing; or

(d)

the establishment of a trading plan that satisfies all of the requirements of Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) for the transfer of shares of Company Common Stock; provided that no transfers or sales of Company Common Stock or securities convertible into, or exchangeable or exercisable for, Company Common Stock, shall be made pursuant to such 10b5-1 Plan prior to the expiration of the Lock-Up Period; provided further, that if any announcement or filing under the Exchange Act regarding the establishment or existence of such 10b5-1 Plan shall be required or made voluntarily by the undersigned, the Company or any other person prior to the expiration of the Lock-Up Period, such announcement shall include a statement that sales under such 10b5-1 Plan will not occur until after the expiration of the Lock-Up Period;

provided, further, that in the case of any such transfer, distribution, sale or other arrangement pursuant to any of the foregoing clauses (a) through (d), no filing by any party (donor, donee, transferor or transferee) or the undersigned, or any director affiliated with any party (donor, donee, transferor or transferee) or the undersigned, under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer, distribution, sale or other arrangement, other than a filing on a Form 5 made after the expiration of the Lock-Up Period.

For the avoidance of doubt, in no event shall the terms of this Lock-Up Agreement apply to any shares purchased in the public market following the Closing Date.

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Company. In furtherance of the foregoing, the undersigned agrees that Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. F-Star may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the Stockholder’s Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that (a) this Lock-Up Agreement is irrevocable and is binding upon the undersigned’s heirs, legal representatives, successors and assigns and (b) if the Share Exchange Agreement is terminated pursuant to its terms, the undersigned shall be automatically released from all restrictions and obligations under this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon F-Star and Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, and the exercise by F-Star and/or Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to F-Star and Company in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that F-Star and Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which F-Star and Company are entitled at law or in equity, and the undersigned waives any bond, surety or other security that might be required of F-Star or Company with respect thereto.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any other jurisdiction other than the State of Delaware.

The undersigned agrees that, to the extent that the terms of this Lock-Up Agreement conflict with or are in any way inconsistent with any prior investor rights agreement, prior registration rights agreement, prior market standoff agreement or any other prior lock-up or similar prior agreement to which the undersigned and either F-Star or Company may be a party, this Lock-Up Agreement supersedes such prior agreement.

This Lock-Up Agreement may be executed by facsimile or electronic (i.e., PDF) transmission, which is deemed an original.

[Remainder of page intentionally left blank; signature page follows]

Very truly yours,
Print Name of Stockholder:

Signature (for individuals)

Signature (for entities)

By:
Name:
Title:

EXHIBIT C

FORM OF SELLER LOCK-UP AGREEMENT

Seller Lock-Up Agreement

[●], 2020

F-Star Therapeutics Limited.

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT

UK

Re:F-Star Therapeutics Limited

Ladies and Gentlemen:

The undersigned of this lock-up agreement (this “Lock-Up Agreement”) understands that Spring Bank Pharmaceuticals, Inc., a Delaware corporation (“Company”), proposes to enter into a Share Exchange Agreement (the “Share Exchange Agreement”) with F-Star Therapeutics Limited, a company registered in England and Wales with company number 11532458 (“F-Star”), and the Persons listed on Schedule I to the Share Exchange Agreement (the “Sellers”), pursuant to which the Sellers will sell, transfer and convey to Company, and Company will purchase from Sellers, all of the issued and outstanding F-Star Shares (the “Acquisition”) on the terms set forth in the Share Exchange Agreement. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Share Exchange Agreement.

As a material inducement to each of Company, F-Star and the Sellers to enter into the Share Exchange Agreement and to consummate the Contemplated Transactions, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of F-Star, the undersigned will not, during the period commencing on the date hereof and ending on the date that is 180 days after the Closing Date (the “Lock-Up Period”), directly or indirectly:

(vi)

offer, pledge, sell, contract to sell, sell any option, warrant or contract to purchase, purchase any option, warrant or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, assign or dispose of (or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any Affiliate of the undersigned or any Person in privity with the undersigned or any Affiliate of the undersigned), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, any shares of Company Common Stock or any securities convertible into or exercisable or exchangeable for Company Common Stock (including without limitation, Company Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively, the “Stockholder’s Shares”);

(vii)

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Company Common Stock or such other securities, in each case above, that are currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned and whether any such transaction described in this clause (ii) or clause (i) above is to be settled by delivery of Company Common Stock or such other securities, in cash or otherwise;

(viii)

make any demand for or exercise any similar right with respect to the registration of any shares of Company Common Stock or any security convertible into or exercisable or exchangeable for Company Common Stock;

(ix)

grant any proxies or powers of attorney with respect to any of the Stockholders’ Shares, deposit any of the Stockholder’s Shares into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any of the Stockholder’s Shares; or

(x)	publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(e)	transfers of Company Common Stock or securities convertible into or exercisable or exchangeable for Company Common Stock:

(iv)

if the undersigned is a natural person, (A) to a Family Member or a trust formed for the benefit of the undersigned or the undersigned’s Family Member, (B) the undersigned’s estate, (C) by bona fide gift, will or intestacy, or (D) any partnership, corporation or limited liability company which is controlled by the undersigned or any such Family Member(s);

(v)

if the undersigned is a corporation, partnership or other business entity, (A) to another corporation, partnership or other business entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned, (B) any distribution or dividend to equity holders (including, without limitation, general or limited partners and members) of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders) or (C) as a bona fide gift to a charitable organization; or

(vi)	if the undersigned is a trust, to a grantor or beneficiary of the trust;

provided, that in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Company a lock-up agreement in the form of this Lock-Up Agreement;

(f)

the exercise of options or warrants to purchase shares of Company Common Stock or the receipt of shares of Company Common Stock upon the vesting of restricted stock awards or vesting and settlement of restricted stock units or performance share units and any related transfer of shares of Company Common Stock to Company or sales of Company Common Stock (i) deemed to occur upon the cashless exercise of such options or exercise of such warrants or (ii) for the purpose of paying the exercise price of such options or warrants or for paying taxes (including estimated taxes) due as a result of the exercise of such options or warrants or as a result of the vesting of such shares of Company Common Stock under such restricted stock awards or the vesting and settlement of such restricted stock units or performance share units (or the disposition to Company of any shares of restricted stock granted pursuant to the terms of any employee benefit plan); provided that if any filing is required under Section 16(a) of the Exchange Act in connection with such exercise, sale of Company Common Stock, or receipt, such filing shall include a statement to the effect that such filing and sale, if applicable, is the result of the exercise or receipt of equity-based securities pursuant to the Company’s equity incentive plans;

(g)	transfers by the undersigned of securities acquired in the open market following the Closing;

(h)

the establishment of a trading plan that satisfies all of the requirements of Rule 10b5-1 under the Exchange Act (a “10b5-1 Plan”) for the transfer of shares of Company Common Stock; provided that no transfers or sales of Company Common Stock or securities convertible into, or exchangeable or exercisable for, Company Common Stock, shall be made pursuant to such 10b5-1 Plan prior to the expiration of the Lock-Up Period; provided further, that if any announcement or filing under the Exchange Act regarding the establishment or existence of such 10b5-1 Plan shall be required or made voluntarily by the undersigned, the Company or any other person prior to the expiration of the Lock-Up Period, such announcement shall include a statement that sales under such 10b5-1 Plan will not occur until after the expiration of the Lock-Up Period; or

(i)	the sale of shares of Company Common Stock by the holders of options granted by F-Star pursuant to the F-star EMI Share Option Scheme, the F-star Alpha Limited Share Option Scheme and the F-star

Beta Limited Share Option Scheme, for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes, and including also any primary or secondary national insurance contributions in the United Kingdom for which the holders of such options are liable) due as a result of the exercise, waiver or release of such options; or

(j)	the number of shares of Company Common Stock, if any, received in exchange for ordinary shares of F-Star purchased in the F-Star Pre-Closing Financing,

provided, further, that in the case of any such transfer, distribution, sale or other arrangement pursuant to any of the foregoing clauses (a) through (e), no filing by any party (donor, donee, transferor or transferee) or the undersigned, or any director affiliated with any party (donor, donee, transferor or transferee) or the undersigned, under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer, distribution, sale or other arrangement, other than a filing on a Form 5 made after the expiration of the Lock-Up Period.

For the avoidance of doubt, in no event shall the terms of this Lock-Up Agreement apply to any shares purchased in the public market following the Closing Date.

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Company. In furtherance of the foregoing, the undersigned agrees that Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. F-Star may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the Stockholder’s Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that (a) this Lock-Up Agreement is irrevocable and is binding upon the undersigned’s heirs, legal representatives, successors and assigns and (b) if the Share Exchange Agreement is terminated pursuant to its terms, the undersigned shall be automatically released from all restrictions and obligations under this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon F-Star and Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, and the exercise by F-Star and/or Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to F-Star and Company in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that F-Star and Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which F-Star and Company are entitled at law or in equity, and the undersigned waives any bond, surety or other security that might be required of F-Star or Company with respect thereto.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any other jurisdiction other than the State of Delaware.

The undersigned agrees that, to the extent that the terms of this Lock-Up Agreement conflict with or are in any way inconsistent with any prior investor rights agreement, prior registration rights agreement, prior market standoff agreement or any other prior lock-up or similar prior agreement to which the undersigned and either F-Star or Company may be a party, this Lock-Up Agreement supersedes such prior agreement.

This Lock-Up Agreement may be executed by facsimile or electronic (i.e., PDF) transmission, which is deemed an original.

[Remainder of page intentionally left blank; signature page follows]

Very truly yours,
Print Name of Stockholder:

Signature (for individuals)

Signature (for entities)

By:
Name:
Title:

Execution Version

EXHIBIT D

FORM OF COMPANY VOTING AGREEMENT

VOTING AGREEMENT

THIS VOTING AGREEMENT, dated [●], 2020 (this “Agreement”), is entered into by and between F-Star Therapeutics Ltd., a company registered in England and Wales with company number 11532458 (“F-Star”), and [●] (“Stockholder”), with respect to (i) Company Common Stock, (ii) all securities exchangeable, exercisable or convertible into Company Common Stock, and (iii) any securities issued or exchanged with respect to Company Common Stock, and upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of Company or upon any other change in Company’s capital structure, in each case whether now owned or hereafter acquired by Stockholder (collectively, the “Securities”). Capitalized terms used in this Agreement and not defined have the meaning given to such terms in the Share Exchange Agreement (as defined herein).

WITNESSETH

WHEREAS, concurrently with the execution of this Agreement, F-Star, Company, and each of the Sellers have entered into a Share Exchange Agreement, dated as of the date hereof (as the same may be amended or supplemented, the “Share Exchange Agreement”) pursuant to which, upon the terms and subject to the conditions thereof, the Sellers will sell, transfer and convey to Company, and Company will purchase from Sellers, all of the issued and outstanding F-Star Shares (the “Acquisition”);

WHEREAS, as a condition and inducement of F-Star’s and the Sellers’ willingness to enter into the Share Exchange Agreement, Stockholder has agreed to execute and deliver this Agreement concurrently with the execution and delivery of the Share Exchange Agreement by the parties thereto; and

WHEREAS, as of the date hereof, Stockholder beneficially owns and has the power to dispose of the Securities set forth opposite Stockholder’s name on Schedule I hereto, and has the power to vote such Securities.

NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements, covenants, representations and warranties contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

1. Certain Covenants.

1.1 No Transfers or Adverse Actions. Except as contemplated by the Share Exchange Agreement or Stockholder’s Company Lock-up Agreement, Stockholder hereby covenants and agrees that between the date hereof and the Termination Date (as defined below), Stockholder agrees not to, directly or indirectly, (a) create any Encumbrance, other than restrictions imposed by any Legal Requirements or pursuant to this Agreement, on any Securities, (b) transfer, sell, tender, assign, gift, pledge, hedge or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), or enter into any Contract with respect to any Transfer of, any Securities or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to any Securities, (d) deposit or permit the deposit of any Securities into a voting trust or enter into a voting agreement or arrangement with respect to any Securities or (e) take any action that would make any representation or warranty of Stockholder herein untrue or incorrect in any material respect, or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement or that would, or would reasonably be expected to, have the effect of preventing, materially delaying or materially impairing, the consummation of the Contemplated Transactions or the performance by Company of its obligations under the Share Exchange Agreement. Any action taken in violation of the immediately preceding sentence shall be null and void ab initio. Notwithstanding the foregoing, Stockholder may make Transfers of the Securities (i) by will, operation of law, or for estate planning or charitable purposes, (ii) if Stockholder is a trust, to any beneficiary of Stockholder or the estate of any such beneficiary or (iii) as F-Star may otherwise agree in writing in its sole discretion; provided that in each such case, the Securities shall continue to be bound by this Agreement and provided that each transferee agrees in writing, in form and substance reasonably satisfactory to F-Star, to be bound by the terms and conditions of this Agreement.

1.2 No Solicitation. Between the date hereof and the Termination Date, Stockholder shall not, and shall not authorize or permit, any Representative of Stockholder or those of Stockholder’s Subsidiaries (if any) to, directly or indirectly, take any action, in Stockholder’s or their capacity as a stockholder of Company, that Company is prohibited from taking pursuant to Section 6.10(a) of the Share Exchange Agreement.

1.3 Certain Events. This Agreement and the obligations hereunder will attach to the Securities and will be binding upon any Person to which legal or beneficial ownership (the term or concept of “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of any or all of the Securities passes, whether by operation of Legal Requirements or otherwise, including without limitation, Stockholder’s successors or assigns. This Agreement and the obligations hereunder will also attach to any additional Securities issued to or acquired by any Stockholder after the date hereof.

1.4 Voting Agreement; Grant of Proxy.

(a) During the term of this Agreement, Stockholder agrees to (i) vote the Securities in favor of or give consent to, as applicable, (A) any proposal or proposals to (x) approve the Company Stockholder Approval Matters at any annual or special meeting of the Company Stockholders, (y) if deemed necessary, adopt an amendment to Company’s certificate of incorporation to change the name of Company, and (z) adjourn or postpone an annual or special meeting to a later date if there are not sufficient votes for the approval of any of the Company Stockholder Approval Matters; and (B) any other proposals included in the Proxy Statement in connection with, or related to the consummation of, the Contemplated Transactions for which the board of directors of Company has recommended that the Company Stockholders vote in favor; and (ii) vote the Securities against and not consent to, as applicable, (x) any action, proposal, transaction or agreement that, to the knowledge of Stockholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Company under the Share Exchange Agreement or that would reasonably be expected to result in any of Company’s or any Seller’s obligations under the Share Exchange Agreement not being fulfilled and (y) any competing Acquisition Proposal or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Contemplated Transactions.

(b) Stockholder hereby appoints F-Star and any designee of F-Star as attorney-in-fact and proxy for and on behalf of Stockholder, for and in the name, place and stead of Stockholder, to (i) attend any and all meetings of the Company Stockholders, (ii) vote, express consent or dissent or issue instructions to the record holder to vote the Securities in accordance with the provisions of Section 1.4(a) at any and all meetings of the Company Stockholders (or at any adjournment thereof) or in connection with any action sought to be taken by written consent of the Company Stockholders without a meeting and (iii) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.4(a), all written consents with respect to the Securities at any and all meetings of the Company Stockholders (or at any adjournment thereof) or in connection with any action sought to be taken by written consent without a meeting. F-Star hereby acknowledges that the proxy granted hereby shall not be effective for any other purpose. The parties acknowledge and agree that none of F-Star or any of F-Star’s successors, assigns, subsidiaries, divisions, employees, officers, directors, stockholders, agents or Affiliates shall owe any duty to, whether in law or otherwise, or incur any Liability of any kind whatsoever, including with respect to any and all claims, losses, demands, causes of action, costs, expenses (including attorney’s fees) and compensation of any kind or nature whatsoever to Stockholder, in connection with or as a result of any voting by F-Star of the Securities subject to the irrevocable proxy hereby granted to F-Star at any meeting of the Company Stockholders for the purpose set forth herein. The foregoing proxy shall be deemed to be a proxy coupled with an interest hereunder, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of Stockholder, as applicable) until the termination of the Share Exchange Agreement and shall not be terminated by operation of law or any act of Stockholder or upon the occurrence of any other event other than the termination of this Agreement. Stockholder hereby affirms that the proxy set forth in this Section 1.4(b) is given in connection with and granted in consideration of and as an inducement to F-Star to enter into the Share Exchange Agreement and that such proxy is given to secure the obligations of Stockholder under Section

1.4(a). Stockholder hereby revokes or terminates any and all previously granted proxies, voting agreements or similar arrangements previously given or entered into with respect to any of the Securities that may have heretofore been appointed or granted with respect to the matters referred to in Section 1.4(a), and no subsequent proxy (whether revocable or irrevocable) shall be given by Stockholder with respect to the matters referred to in Section 1.4(a).

1.5 Public Announcement. Stockholder shall (a) consult with Company and F-Star before issuing any press release or otherwise making any public statement with respect to the Contemplated Transactions or this Agreement or the transactions contemplated hereby, (b) provide to Company and F-Star for review a copy of any such press release or public statement and (c) not issue any such press release or make any such public statement prior to such consultation and the receipt of the prior written consent of F-Star (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that on the advice of outside legal counsel, Stockholder may issue a press release or public statement without the consent of F-Star if required by applicable Legal Requirements and Stockholder has (i) provided reasonable prior written notice to F-Star, (ii) provided a copy of any such press release or public statement for Company’s and F-Star’s review and (iii) considered any and all reasonable comments of F-Star thereon in good faith. This Section 1.5 shall terminate and be null and void upon the Termination Date.

1.6 Disclosure. Stockholder hereby authorizes Company and F-Star to publish and disclose in any announcement or disclosure that Company or F-Star reasonably determines to be necessary, in connection with the Contemplated Transactions, a copy of this Agreement, Stockholder’s identity and ownership of the Securities and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement. F-Star hereby authorizes Stockholder to make such disclosure or filings as may be required by applicable Legal Requirements. Company is an intended third-party beneficiary of this Section 1.6.

1.7 No Exercise of Appraisal Rights; Waivers. In connection with the Contemplated Transactions, Stockholder hereby expressly (a) waives, to the extent permitted under applicable Legal Requirements, the applicability of the provisions for dissenters’ or appraisal rights set forth in Section 262 of Delaware Law (or any other similar applicable state Legal Requirements), with respect to any Securities, (b) agrees that Stockholder will not, under any circumstances in connection with the Contemplated Transactions, exercise or assert any dissenters’ or appraisal rights in respect of any Securities, and (c) agrees that Stockholder will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Body, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by Stockholder, or the approval of the Share Exchange Agreement by the board of directors of Company, breaches any fiduciary duty of the board of directors of Company or any member thereof; provided, that Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against Stockholder that relates solely to Stockholder’s capacity as a director, officer or securityholder of Company.

2. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to F-Star as follows:

2.1 Ownership. Stockholder is the record or beneficial owner (as each is defined in Rule 13d-3 under the Exchange Act) of the Securities set forth opposite Stockholder’s name on Schedule I hereto, free and clear of all Encumbrances, except as set forth on Schedule I hereto. The Securities set forth opposite Stockholder’s name on Schedule I hereto constitute all of the shares of Company Common Stock, Company Options, Company RSUs and Company Warrants and any other securities of Company owned of record and beneficially by Stockholder as of the date hereof. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of Stockholder’s Securities. None of the Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Securities, except as provided hereunder.

2.2 Authorization; Binding Agreement. Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and has the power to vote and the power to dispose of the Securities with no restrictions on Stockholder’s voting rights or rights of disposition pertaining thereto, except as set forth in this Agreement or that may exist pursuant to the securities Legal Requirements. Stockholder has duly executed and delivered this Agreement and this Agreement is a legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Legal Requirements affecting creditors’ rights generally and general principles of equity (the “Enforceability Limitations”). If Stockholder is married, and any of the Securities constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by Stockholder’s spouse and, assuming the due authorization, execution and delivery by F-Star, constitutes a legal, valid and binding obligation of Stockholder’s spouse, enforceable against Stockholder’s spouse in accordance with its terms, subject to the Enforceability Limitations.

2.3 No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) if Stockholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the Organizational Documents of Stockholder, (b) require Stockholder to file or register with, or obtain any permit, authorization, consent or approval of, any Governmental Body (except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other United States or federal securities Legal Requirements), (c) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Encumbrance on any asset of Stockholder, or (d) violate, or cause a breach of or default under, or conflict with any Contract or Legal Requirement to which Stockholder is a party or by which Stockholder or any of the Securities may be bound, except in the case of each of clauses (c) and (d) as would not reasonably be expected to prevent, materially delay or impair the ability of Stockholder to perform Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

2.4 No Setoff. Stockholder has no liability or obligation related to or in connection with the Securities other than the obligations to F-Star as set forth in this Agreement.

2.5 Reliance. Stockholder has had the opportunity to review the Share Exchange Agreement and this Agreement with counsel of Stockholder’s own choosing. Stockholder understands and acknowledges that Company and F-Star are entering into the Share Exchange Agreement in reliance upon Stockholder’s execution, delivery and performance of this Agreement.

2.6 Absence of Legal Proceedings. There is no Legal Proceeding pending, or, to the knowledge of Stockholder, threatened against Stockholder or any of Stockholder’s properties or assets (including the Securities) that would reasonably be expected to prevent, materially delay or impair the ability of Stockholder to perform Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

3. Representations and Warranties of F-Star. F-Star hereby represents and warrants to Stockholder as follows:

3.1 Organization. F-Star is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation. The consummation of the transactions contemplated by this Agreement are within F-Star’s corporate powers and have been duly authorized by all necessary corporate actions on the part of F-Star. F-Star has full power and authority to execute, deliver and perform this Agreement.

3.2 Authority; Binding Agreement. F-Star has duly executed and delivered this Agreement and this Agreement is a legal, valid and binding agreement of F-Star, enforceable against F-Star in accordance with its terms, subject to the Enforceability Exceptions.

4. Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement shall survive the Termination Date. The representations and warranties of Stockholder and F-Star contained herein shall not be deemed waived or otherwise affected by any investigation made by the other party hereto.

5. Specific Performance. Stockholder acknowledges that F-Star will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder contained in this Agreement. It is accordingly agreed that, in addition to any other remedies which may be available to F-Star upon the breach by Stockholder of such covenants and agreements, F-Star shall have the right, subject to applicable Legal Requirements, to obtain injunctive relief to restrain any breach of such covenants or agreements or otherwise to obtain specific performance of any of such covenants or agreements. Each party hereto agrees that such party will not oppose the seeking of such relief on the basis that the other party hereto has an adequate remedy at law.

6. Miscellaneous.

6.1 Term. This Agreement and all obligations hereunder shall terminate upon the earlier of (a) the Closing and (b) the termination of the Share Exchange Agreement in accordance with its terms (the earliest of (a) and (b), the “Termination Date”). Upon termination of this Agreement, no party shall have any further obligations or Liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 6.1 shall relieve any party from Liability for any “knowing breach” (as such term is defined in Section 8.2 of the Share Exchange Agreement) and (ii) the provisions of this Article 6 shall survive any termination of this Agreement.

6.2 Capacity as a Stockholder; Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (a) Stockholder makes no agreement or understanding herein in any capacity other than in Stockholder’s capacity as a record holder and beneficial owner of the Securities, and not in Stockholder’s capacity as a director, officer or employee of Company or any of its Subsidiaries or in Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust, and (b) nothing herein will be construed to limit or affect any action or inaction by Stockholder or any Representative of Stockholder, as applicable, serving on Company’s board of directors or on the board of directors of any Subsidiary of Company or as an officer or fiduciary of Company, any Subsidiary of Company or any employee benefit plan or trust, acting in such Person’s capacity as a director, officer, trustee and/or fiduciary.

6.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or any of its Affiliates any direct or indirect ownership or incidence of ownership of or with respect to any Securities. All rights, ownership and economic benefit of and relating to the Securities shall remain vested in and belong to Stockholder, and Company shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Stockholder or exercise any power or authority with respect to Stockholder in the voting of any Securities, except as specifically provided herein.

6.4 Conversion or Exercise. Nothing contained in this Agreement shall require Stockholder (or shall entitle any proxy of Stockholder) to (a) convert, exercise or exchange any Company Options, Company RSUs, Company Warrants or convertible securities in order to obtain any underlying Securities or (b) vote, or execute any consent with respect to, any Securities underlying such Company Options, Company RSUs, Company Warrants or convertible securities that have not yet been issued as of the applicable record date for such vote or consent.

6.5 Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

6.6 Amendments and Waivers. Any provision of this Agreement may not be amended or waived except by a written instrument executed by all parties to this Agreement, or their respective successors and assigns.

6.7 Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

6.8 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.9 Assignment. Without limitation to Section 1.1 and subject to this Section 6.8, this Agreement shall be binding upon and inure to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of the other party hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.

6.10 Counterparts. This Agreement may be executed in several counterparts, and by the different parties hereto in separate counterparts and by facsimile or electronic (i.e., PDF) transmission, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

6.11 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email with confirmed receipt before 5:00 p.m. (recipient’s time) on the date sent, on such Business Day; (c) if sent by email on a day other than a Business Day, or if sent by email with confirmed receipt at any time after 5:00 p.m. (recipient’s time) on the date sent, on the date on which receipt is confirmed, if a Business Day, and otherwise on the first Business Day following the date on which receipt is confirmed; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):

(a) if to F-Star, to:

F-Star Therapeutics Limited

Eddeva B920,

Babraham Research Campus

Cambridge, CB22 3AT, UK

Attn: John Fitzpatrick

Email: john.fitzpatrick@f-star.com

With a copy (which shall not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

Attn.: William C. Hicks; Matthew W. Tikonoff

Email: WCHicks@mintz.com;

MWTikonoff@mintz.com

Fax: (617) 542-2241

(b)if to Stockholder, to the address indicated on Schedule I hereto, with copies to Company and its outside counsel as provided in Section 9.1 of the Share Exchange Agreement.

Any party may, by notice given in accordance with this Section 6.10 to the other parties, designate updated information for notices hereunder.

6.12 Governing Law. This Agreement, all acts and transactions pursuant hereto and the legal relations between the parties hereto shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware, without regard to the conflicts of laws rules thereof. Any action, suit or other disputes between the parties hereto relating to this Agreement or the enforcement of any provision of this Agreement will be brought or otherwise commenced exclusively in the Chancery Court of the State of Delaware located in Wilmington, Delaware and any state appellate court therefrom located in Wilmington, Delaware, or, if no such state court has proper jurisdiction, the Federal District Court for the District of Delaware located in Wilmington, Delaware, and any appellate court therefrom. The parties consent to and agree to submit to the exclusive jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Legal Requirements, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property are immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 6.10, or in such other manner as may be permitted by applicable Legal Requirements, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner herein provided.

6.13 Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall, to the fullest extent permissible by applicable Legal Requirement, remain in full force and effect and shall in no way be affected, impaired or invalidated, and this Agreement shall, to the fullest extent permissible by applicable Legal Requirement, be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable term, provision, covenant or restriction or any portion thereof had never been contained herein.

6.14 Further Assurances. From time to time, at F-Star’s request and without further consideration, subject to the terms and conditions of this Agreement, Stockholder shall execute and deliver to F-Star such documents and take such action as F-Star may reasonably request in order to consummate more effectively the transactions contemplated hereby.

6.15 Remedies Not Exclusive. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any right thereof by either party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

6.16 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.17 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Share Exchange Agreement is executed by all parties thereto and (b) this Agreement is executed by all parties hereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the date first above written.

F-STAR THERAPEUTICS LTD.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

STOCKHOLDER

By:
Name:
Title:

Schedule I

Stockholder	Number and Type of Securities	Notice Address
[●]	Company Common Stock: [●] Company Options: [●] Company RSUs: [●] Company Warrants: [●]	[●]

Execution Version

EXHIBIT E-1

FORM OF STING AGONIST CVR AGREEMENT

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2020 (this “Agreement”), is entered into by and among Spring Bank Pharmaceuticals, Inc., a Delaware corporation (the “Company”), F-Star Therapeutics Limited., a company registered in England and Wales with company number 11532458 (“F-Star”), Computershare Trust Company N.A. (the “Rights Agent”) and initial CVR Registrar (as defined herein), and [●], acting solely in his capacity as representative of the Holders (as defined herein) (the “Holder Representative”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Share Exchange Agreement (as defined below).

A. The Company, F-Star, and certain other Persons (the “Sellers”) have entered into a Share Exchange Agreement (the “Share Exchange Agreement”), pursuant to which the Sellers will sell to the Company, and the Company will purchase from the Sellers, all of the F-Star Shares (the “Acquisition”).

B. Pursuant to Section 1.7 of the Share Exchange Agreement, prior to the consummation of the Acquisition, the Company wishes to create and issue contractual contingent value rights relating to the CVR Assets (as defined herein) to the record holders of the Common Stock (as defined herein) as of a record date prior to the consummation of the Acquisition.

C. On [●], 2020, the Board of Directors of the Company authorized and declared a dividend of one CVR (as defined herein) for each share of Common Stock outstanding at 5:01 p.m. Eastern Time on the Record Date (as defined herein). The payment of such dividend will be conditioned upon, and such dividend will only become payable upon, the satisfaction or waiver of all conditions to the Acquisition and the occurrence of the time that is immediately prior to the consummation of the Acquisition. The Company will pay the dividend immediately prior to the consummation of the Acquisition.

Accordingly, and in consideration of the premises and the consummation of the transactions referred to above, it is mutually agreed, for the benefit of the Holders, as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions.

(a) For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i) all accounting terms used herein and not expressly defined herein have the meanings assigned to such terms in accordance with United States generally accepted accounting principles, as in effect on the date hereof;

(ii) unless the context otherwise requires, words describing the singular number include the plural and vice versa, words denoting any gender include all genders and words denoting natural Persons include corporations, partnerships and other Persons and vice versa;

(iii) the words “include” and “including” and variations thereof will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation”;

(iv) the terms “hereof”, “hereunder”, “herein” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or provision of this Agreement; and

(v) the Article and Section headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(b) The following terms have the meanings ascribed to them as follows:

“Affiliates” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such first Person.

“Board of Directors” means the board of directors of the Company.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent and the Holder Representative.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks located in Boston, Massachusetts or London, England are authorized or required by applicable Legal Requirements to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by applicable Legal Requirements to close due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Body so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in such location generally are open for use by customers on such day.

“Change of Control” means any of the following transactions occurring after the Closing: (a) (i) any consolidation or merger of the Company with or into any other corporation or entity or Person or (ii) any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization, except in the case of a bona fide capital raising transaction, or (b) any sale of all or substantially all of the assets of the Company.

“Close of Business” on any given date means 5:00 p.m., Eastern Time, on such date; provided, however, that if such date is not a Business Day it will mean 5:00 p.m., Eastern Time, on the next succeeding Business Day.

“Combination CVR Asset Transaction” means a transaction consummated at any time prior to the CVR Expiration Date consisting of the grant, sale, license or other transfer of both (a) any CVR Asset and/or Company Product, on the one hand, and (b) (x) any conjugate of such compound referenced in the foregoing clause (a) with one or more antibodies in the form of an antibody-drug conjugate or (y) any asset owned by any F-Star Company as of immediately prior to the Closing, on the other hand.

“Commercially Reasonable Efforts” means, with respect to the efforts and resources to be expended by the Company with respect to continuing the STING Trial and pursuing and seeking to consummate a CVR Transaction, such reasonable, good faith efforts and resources as a biotechnology company of a similar size and with similar financial and other resources would normally use to pursue its clinical development programs and pursue and seek to consummate such a transaction under similar circumstance for a similar product or product candidate owned by it, or to which it has similar rights, which product or product candidate is at a similar stage in its development and is of similar market potential taking into account all relevant factors; provided that, it is expressly understood and agreed that despite the use of such above described efforts, a CVR Transaction may not occur and the obligation to make a CVR Payment may not arise.

“Common Stock” means the common stock, $0.0001 par value, of the Company.

“Company Product” means any product that incorporates the proprietary STimulator of INterferon Genes (“STING”) agonist compound of the Company designated as SB 11285. For clarity, Company Product shall not include any conjugate of such compound with one or more antibodies in the form of an antibody-drug conjugate, including any antibodies owned or controlled by F-Star.

“CVR” means a contingent value right issued by the Company pursuant to this Agreement.

“CVR Asset Transaction” means a transaction consummated at any time prior to the CVR Expiration Date pursuant to which the Company or any of its Affiliates grants, sells, licenses or otherwise transfers to a Third Party some or all of the rights to the CVR Assets, including any rights to research, develop or commercialize the CVR Assets, including a license, option, or sale of assets with respect to the CVR Assets; provided, that any such transaction involving any asset other than a CVR Asset shall not constitute a CVR Asset Transaction.

“CVR Assets” means any Intellectual Property and other assets that are used or held for use for the development of a Company Product, including all (a) regulatory filings made with respect to a Company Product;

(b) regulatory approvals received with respect to a Company Product; and (c) clinical and non-clinical safety, and efficacy and pharmacokinetic data generated with respect to a Company Product.

“CVR Expiration Date” means the later to occur of: (i) the date that is eighteen (18) months following the date of the Closing, or (ii) the one (1) year anniversary of the date of the final database lock of the STING Trial.

“CVR Payment” means an Initial CVR Payment Amount and a CVR Payment Adjustment Amount, if any.

“CVR Payment Adjustment Amount” means, as of any time following the payment hereunder of the Initial CVR Payment Amount (if at all), if twenty-five percent (25%) of aggregate Net Proceeds is greater than the Target Payment Amount, then an amount equal to (a) twenty-five percent (25%) of the aggregate Net Proceeds, minus (b) the aggregate amount of all CVR Payments received by the Holders pursuant to this Agreement prior to such time.

“CVR Payment Date” means the date (if any and if ever) that a CVR Payment is payable by the Company to the Holders, which date will be established pursuant to Section 2.4.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Registrar” has the meaning set forth in Section 2.3(b).

“CVR Transaction” means a CVR Asset Transaction or a Combination CVR Asset Transaction. For clarity, (a) the grant of a license to any Third Party (including any contract research organization) for the purposes of conducting research on behalf of the Company with respect to the CVR Assets shall not be deemed a CVR Transaction and (b) the sale of all or substantially all of the Company’s or any of its Affiliate’s stock or assets (to the extent such asset sale includes assets unrelated to the CVR Assets), or a merger, acquisition or similar transaction shall not be deemed a CVR Transaction. For the avoidance of doubt, more than one CVR Transaction may occur under this Agreement.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Holder Representative” means the Holder Representative named in the first paragraph of this Agreement, until a successor Holder Representative has become such pursuant to the applicable provisions of this Agreement, and thereafter “Holder Representative” will mean such successor Holder Representative.

“Intellectual Property” means all intellectual property, including the following items of intangible property, and all rights associated therewith in any jurisdiction and tangible embodiments thereof: (a) all Patents; (b) all works of authorship, copyrights, whether or not registered, and all registrations and pending applications for registration of the same and renewals thereof and database rights; (c) all technology, technical information, know-how and data, including, without limitation, inventions (whether or not patentable of reduced to practice), improvements, discoveries, trade secrets, specifications, instructions, ideas, processes, methods, formulations, formulae, protocols, materials, assays, screens, algorithms, models, databases, expertise and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or to methods of assaying or testing them or processes for their manufacture, formulations containing them or compositions incorporating or comprising them, and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, nonclinical, pre-clinical and clinical data, regulatory data and filings, instructions, processes, formulae, expertise and information, relevant to the research, development, manufacture, use, importation, offering for sale or sale of, and/or which may be useful in studying, testing, developing, producing or formulating, a Company Product, or intermediates for the synthesis thereof and chemistry, manufacturing and control information and data, lab notebooks, Patent data and records, stability, technology, test and other data and results; and (d) computer programs, including, without limitation, computer programs embodied in semiconductor chips or otherwise embodied, and related flow-charts, programmer notes, updates and data, whether in object or source code form.

“Initial CVR Payment Amount” means an amount equal to the greater of: (i) twenty-five percent (25%) of the Net Proceeds actually received by the Company at the closing of the first CVR Transaction to occur following the date hereof or (ii) the Target Payment Amount; provided, however, that the Company shall not be required to pay the Initial CVR Payment Amount unless and until the aggregate Net Proceeds from CVR Transactions equals or exceeds the Target Payment Amount.

“Net Proceeds” means an aggregate amount equal to the sum of: (a) all cash consideration actually received by the Company or its Affiliates from a Third Party in connection with the consummation of a CVR Transaction during the twelve (12) month period immediately following the consummation of a CVR Transaction, plus (b) with respect to any non-cash consideration actually received by the Company or its Affiliates from a Third Party in connection with the consummation of a CVR Transaction during the twelve (12) month period immediately following the consummation of a CVR Transaction, the fair market value of such non-cash consideration, as determined by the Board of Directors in good faith, less (c) all out-of-pocket transaction costs and expenses incurred by the Company or its Affiliates after the date of this Agreement to Third Parties for the negotiation, entry into and consummation of a CVR Transaction, including any broker fees, finder’s fees, advisory fees, accountant or attorney’s fees, and reasonable costs of recovery of any amounts payable to the Company in connection with a CVR Transaction, less (d) patent prosecution and maintenance costs and drug storage costs incurred by the Company with respect to the CVR Assets after the Closing Date, less (e) any applicable sales, income and other taxes incurred by the Company or its Affiliates in respect of a CVR Transaction, and less (f) all fees and costs (including any amounts paid for indemnification) payable by the Company to the Rights Agent pursuant to this Agreement in connection with a CVR Transaction; provided, that in the event a CVR Transaction is a Combination CVR Asset Transaction, (i) the expenses in clauses (c) through (f) shall be reduced by 50% and (ii) the Net Proceeds (calculated after giving effect to this proviso) in respect of such Combination CVR Asset Transaction shall be reduced by fifty percent (50%). For the avoidance of doubt, amounts placed in escrow or earnout, contingent or other post-closing payments, including royalty payments, in connection with a CVR Transaction will not be considered Net Proceeds unless (and only to the extent that) such amounts are actually received by the Company during the twelve (12)-month period immediately following the closing of such CVR Transaction. For the further avoidance of doubt, if a CVR Transaction occurs prior to the CVR Expiration Date, any such escrow, earnout, contingent or other post-closing payment released or paid after the CVR Expiration Date will be included in the calculation of Net Proceeds, so long as such amount is actually received by the Company or its Affiliates within the twelve (12)-month period immediately following the consummation of such CVR Transaction.

“Non-Achievement Certificate” has the meaning set forth in Section 2.4(c).

“Objection Notice” has the meaning set forth in Section 2.4(d).

“Objection Period” has the meaning set forth in Section 2.4(d).

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer or secretary of the Company, in his or her capacity as such an officer, and delivered to the Rights Agent and the Holder Representative.

“Patents” means all patents and patent applications (including provisional applications) and patent disclosures, and including all divisionals, continuations, substitutions, continuations-in-part, re-examinations, re-issues, additions, renewals, extensions, confirmations, registrations, any confirmation patent or registration patent or patent of addition based on any such patent, patent term extensions, and supplemental protection certificates or requests for continued examinations and foreign counterparts, of any of the foregoing.

“Permitted Transfer” means: (i) the transfer of any or all of the CVRs (upon the death of the Holder) by will or intestacy; (ii) transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a pro-rata distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (v) a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; (vii) a transfer from a participant in a tax-qualified employee benefit plan, who received the CVRs from such participant’s account in such tax-qualified employee benefit plan, to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (viii) in the case of CVRs held in book-entry form or other similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by DTC.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Record Date” means [●], 2020. For the avoidance of doubt, the Record Date shall occur after the effectiveness of the Company Reverse Stock Split.

“Reporting Certificate” has the meaning set forth in Section 2.4(a).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent has become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Rights Agent Fee” means the agreed-upon fee of the Rights Agent to act in such capacity pursuant to the terms of this Agreement.

“STING Trial” means the Company’s ongoing Phase 1a/1b, multicenter, open-label, non-randomized, dose-escalation study examining SB 11285 administered as an IV infusion in patients with advanced solid tumors.

“Surviving Person” has the meaning set forth in Section 6.1(a)(i).

“Target Payment Amount” means an aggregate amount equal to the product obtained by multiplying (i) $1.00 (subject to adjustment for the Company Reverse Stock Split) by (ii) the total number of shares of Common Stock outstanding as of 5:01 p.m. Eastern Time on the Record Date; provided, that in no event will the Target Payment Amount exceed $18,000,000.

“Technical Failure” means (a) the good faith determination by the Board of Directors, based upon any information that becomes available or any analysis of such information at any time, that any Company Product, or any component thereof, (i) presents a material safety risk (in light of the intended patient population and the phase of dose escalation) that makes further testing of such Company Product unsafe, unwarranted or unethical, or (ii) has failed to sufficiently demonstrate the engagement of the intended or relevant biomarkers for the STING target at a given stage of dose escalation and patient tolerability (in light of the intended patient population) and further dose escalation is unlikely to result in engagement of such biomarkers at a dose level which is reasonably tolerable given the intended patent population, or (b) the receipt by the Company of any adverse decision or determination by, or correspondence from, a Governmental Body regarding any Company Product that the Board of Directors determines in good faith could reasonably be expected to render marketing approval or clearance from the FDA or the European Medicines Agency unlikely, or (c) if any of the Patents included as part of the CVR Assets that are material to the successful commercialization of the Product in the United States and the European Economic Area are held to be unenforceable, invalid or unpatentable or revoked or cancelled, in any case, by a final, nonappealable order of any court or administrative agency of competent jurisdiction.

“Third Party” means any Person other than the Company or the Rights Agent or their respective Affiliates.

ARTICLE II

CONTINGENT VALUE RIGHTS

2.1 Authority; Issuance of CVRs; Appointment of Rights Agent.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any violation of any provision of the Certificate of Incorporation or By-laws of the Company, or (ii) result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or its properties or assets which violation, in the case of clause (ii), individually or in the aggregate, would reasonably be expected to be material to the Company. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby.

(b) One CVR will be issued with respect to each share of Common Stock that is outstanding as of 5:01 p.m. Eastern Time on the Record Date.

(c) The Company hereby appoints Computershare Trust Company N.A. as the Rights Agent to act as rights agent for the Company in accordance with the instructions hereinafter set forth in this Agreement, and Computershare Trust Company N.A. hereby accepts such appointment.

2.2 Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any purported transfer of a CVR other than in a Permitted Transfer shall be null and void ab initio.

2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep a register (the “CVR Register”) for the registration of the CVRs. The Rights Agent is hereby initially appointed “CVR Registrar” for the purpose of registering the CVRs and Permitted Transfers of the CVRs as herein provided. Upon any change in the identity of the Rights Agent, the successor Rights Agent will automatically also become the successor CVR Registrar.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument or instruments of transfer and any other requested documentation in a form reasonably satisfactory to the Company and the CVR Registrar, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney, including the evidence of authority of the party presenting the CVR for transfer, which authority may include, if applicable, a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association. A request for a transfer of a CVR must be accompanied by such documentation establishing that the transfer is a Permitted Transfer as may be reasonably requested by the Company and/or the CVR Registrar, if appropriate. Upon receipt of such written request and materials, the CVR Registrar will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein, register the transfer of the CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register will be the valid obligations of the Company, evidencing the same right and will entitle the transferee to the same benefits and rights under this Agreement as those previously held by the transferor. No transfer of a CVR will be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void and invalid. All costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax) will be the responsibility of the transferor.

(d) A Holder (or an authorized representative thereof) may make a request to the CVR Registrar to change such Holder’s address of record in the CVR Register. Upon receipt of such request, the CVR Registrar will promptly record the change of address in the CVR Register.

2.4 Payment Procedures.

(a) As soon as practicable following the occurrence of a CVR Transaction, but in no event later than thirty (30) days after the closing of such CVR Transaction, and within thirty (30) days after the end of any calendar quarter in which the Company has received Net Proceeds from any CVR Transaction, the Company will deliver to the Holder Representative and the Rights Agent a certificate (each, a “Reporting Certificate”), certifying that the Holders are entitled to receive a CVR Payment and setting forth the Company’s calculation of the CVR Payment Amount, which may be either the Initial CVR Payment Amount or a CVR Payment Adjustment Amount.

(b) [reserved]

(c) If no CVR Transaction has been effected prior to the CVR Expiration Date, then, as soon as reasonably practicable after the CVR Expiration Date, but in no event later than thirty (30) days after the CVR Expiration Date, the Company will deliver to the Holder Representative and the Rights Agent a certificate (the “Non-Achievement Certificate” and, together with the Reporting Certificate(s), the “Certificates”), stating that no CVR Transaction has been consummated prior to the CVR Expiration Date.

(d) If the Holder Representative does not object to any determination or calculation set forth in a Certificate by delivery of a written notice thereof to the Company setting forth in reasonable detail such objection, together with reasonable supporting documentation (an “Objection Notice”), within thirty (30) days following receipt of the applicable Certificate (the “Objection Period”), the Company’s determination of the non-existence of a CVR Transaction, calculation of the Initial CVR Payment Amount or calculation of any CVR Payment Adjustment Amount, as applicable, shall be final and binding on all parties. If the Holder Representative timely delivers to the Company an Objection Notice, the Company and the Holder Representative shall attempt in good faith to resolve such matters within thirty (30) days after receipt of the same by the Company, and if unable to do so, the Company and the Holder Representative shall resolve any unresolved disputed in accordance with Section 8.11, which decision will be final and binding on the parties, absent manifest error. The Company shall, within ten (10) Business Days following the final determination of the Initial CVR Payment Amount or any CVR Payment Adjustment Amount, as applicable, pay such Initial CVR Payment Amount or CVR Payment Adjustment Amount to the Rights Agent (for the account of the Holders) by wire transfer of immediately available funds to such account as may be designated by the Rights Agent. The Rights Agent will distribute the Initial CVR Payment Amount or CVR Payment Adjustment Amount, as applicable, to the Holders (each Holder being entitled to receive its pro rata share of such Initial CVR Payment Amount or CVR Payment Adjustment Amount, as applicable, based on the number of CVRs held by such Holder as reflected on the CVR Register on the date of the Reporting Certificate or the date of final determination pursuant to this Agreement, as applicable) (i) by check mailed to the address of each such respective Holder as reflected in the CVR Register as of the close of business on the last Business Day before such CVR Payment Date, or, (ii) with respect to any Holder who has provided the Rights Agent with wire transfer instructions meeting the Rights Agent’s requirements, by wire transfer of immediately available funds to such account.

(e) If an Objection Notice has not been timely delivered to the Company in response to a Non-Achievement Certificate within the Objection Period, then the Holders will have no right to receive a CVR Payment, and the Company and the Rights Agent will have no further obligations with respect to any CVR Payment.

(f) The Company will be entitled to deduct and withhold, or cause to be deducted or withheld, from any Initial CVR Payment Amount, CVR Payment Adjustment Amount or other amount payable pursuant to this Agreement, such amounts as the Company is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state or local tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

(g) Subject to prior execution and delivery by the Holder Representative of a reasonable and customary confidentiality and market stand-off agreement, the Company shall provide the Holder Representative with reasonable access during normal business hours and upon reasonable advance request to the books and records of the Company to the extent necessary to verify whether a CVR Transaction occurred prior to the CVR Expiration Date or the Company’s calculation of the Initial CVR Payment Amount or any CVR Payment Adjustment Amount, as applicable; it being understood that the Holder Representative’s rights under this Section 2.4(g) shall terminate upon the later of (i) the CVR Expiration Date or (ii) thirty (30) days after the delivery to the Holder Representative of a Reporting Certificate.

(h) The Company will promptly furnish to the Rights Agent all information and documentation in connection with this Agreement and the CVRs that the Rights Agent may reasonably request in order to perform under this Agreement.

(i) The Company acknowledges that the bank accounts maintained by the Rights Agent in connection with the services provided under this Agreement will be in the Rights Agent’s name and that the Rights Agent may receive investment earnings in connection with the investment at the Rights Agent’s risk and for its benefit of funds held in those accounts from time to time.

2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in the Company.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in the Company. The rights of the Holders and the obligations of the Company are contract rights limited to those expressly set forth in this Agreement, and such Holders’ sole right to receive property hereunder is the right to receive cash from the Company, if any, through the Rights Agent in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of the Company.

2.6 Holder’s Right to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to the Company or any of its Affiliates without consideration. Nothing in this Agreement shall prohibit the Company or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by the Company or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding hereunder for any purpose.

ARTICLE III

THE RIGHTS AGENT

3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. No provision of this Agreement will require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers. Notwithstanding anything contained herein to the contrary, the Rights Agent’s aggregate liability under this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Company to the Rights Agent as fees and charges, but not including reimbursable expenses.

(b) The Holder Representative may direct the Rights Agent to act on behalf of the Holders in enforcing any of its or their rights hereunder, including the delivery of any Objection Notice and negotiation or arbitration pursuant to Section 8.11; provided, however, the Rights Agent may not act on behalf of the Holders or the Holder Representative in any dispute relating to or arising under Section 4.3 or relating to whether a CVR Transaction has occurred or the amount of any CVR Payment. The Rights Agent will be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve material expense unless the Holder Representative will furnish the Rights Agent with reasonable security and indemnity for any costs and expenses that may be incurred. All rights of action under this Agreement may be enforced by the Rights Agent, and any action, suit or proceeding instituted by the Rights Agent on behalf of the Holders will be brought in its name as Rights Agent, and any recovery of judgment will be for the ratable benefit of all the Holders, as their respective rights or interests may appear.

3.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent will deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of willful misconduct, bad faith or gross negligence on its part, rely upon an Officer’s Certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) in the event of arbitration, the Rights Agent may engage and consult with tax experts, valuation firms and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(e) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(f) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(g) the Company agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense (in each case pertaining to the Rights Agent’s own account only) arising out of or in connection with the Rights Agent’s duties under this Agreement, including the costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of the Rights Agent’s willful misconduct, bad faith or gross negligence; and

(h) the Company agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement, as set forth on Schedule 1 hereto, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes imposed on or measured by the Rights Agent’s net income and franchise or similar taxes imposed on it). The Rights Agent will also be entitled to reimbursement from the Company for all reasonable and necessary out-of-pocket expenses (including reasonable fees and expenses of the Rights Agent’s counsel and agent) paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder. An invoice for the Rights Agent Fee will be rendered a reasonable time before, and paid on, the effective date of the applicable transaction. An invoice for any out-of-pocket expenses and per item fees realized will be rendered and payable within thirty (30) days after receipt by the Company. The Company agrees to pay to Rights Agent any amounts, including fees and expenses, payable in favor of the Rights Agent in connection with any dispute, resolution or arbitration arising under or in connection with the

Agreement; and any fees and expenses, payable by the Company in favor of the Rights Agent or payable in favor of the Company related to such dispute, resolution or arbitration will be offset against any CVR Payments, if any, or any other payment to be made thereafter under this Agreement.

3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to the Company, specifying a date when such resignation will take effect, which notice will be sent at least thirty (30) days before the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, the Company, by way of a Board Resolution, will as soon as practicable appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Holder Representative, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) The Company will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the Holders as their names and addresses appear in the CVR Register and by delivering notice to the Holder Representative. Each notice will include the name and address of the successor Rights Agent. If the Company fails to send such notice within five (5) Business Days after acceptance of appointment by a successor Rights Agent, upon the Company’s request the successor Rights Agent will cause such notice to be mailed at the expense of the Company.

3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to the Company and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; provided, however, that upon the request of the Company or the successor Rights Agent, such retiring Rights Agent will cooperate in the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.

ARTICLE IV

COVENANTS

4.1 List of Holders. The Company will furnish or cause to be furnished to the Holder Representative and the Rights Agent the names, addresses and shareholdings of registered holders of Common Stock as of 5:01 p.m. Eastern Time on the Record Date. The Company will promptly furnish an electronic copy of the CVR Register to the Holder Representative upon written request from the Holder Representative.

4.2 [RESERVED]

4.3 Diligence.

(a) From and after the Closing, until the CVR Expiration Date, the Company shall use Commercially Reasonable Efforts to (i) complete the STING Trial and (ii) pursue CVR Transactions. Subject to the preceding sentence, the Company has no obligation to develop or expend any funds in connection with the development of any Company Product (except to the extent provided in the immediately following sentence) and has no obligation to license, sell or otherwise monetize any Company Product. The Company’s obligations pursuant to the first sentence of this Section 4.3(a) will expire (x) with respect to clause (i) thereof, upon the earlier to occur of: (A) a Technical Failure, or (B) the date on which the Company and its Affiliates have incurred at least $1,812,000 in aggregate out-of-pocket costs and expenses in connection with the conduct of the STING Trial; and (y) with respect to clause (ii) thereof, in respect of a Company Product, upon the occurrence of a Technical Failure with respect to such Company Product.

(b) Notwithstanding the foregoing, the obligation of the Company to use Commercially Reasonable Efforts pursuant to Section 4.3(a) shall not be deemed a guarantee that any CVR Payment will be earned. Neither the Company nor any of its directors, officers or their respective Affiliates owes any fiduciary duty to the Holders with respect to the CVR Payments. Further, the parties acknowledge that the Company’s sole obligations with respect to any potential CVR Payments are expressly set forth in this Agreement.

ARTICLE V

AMENDMENTS

5.1 Amendments Without Consent of Holder Representative.

(a) Without the consent of the Holder Representative or the Rights Agent, the Company, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein in a transaction contemplated by Section 6.1 hereof; or

(ii) to evidence the termination of the CVR Registrar and the succession of another Person as a successor CVR Registrar and the assumption by any successor of the obligations of the CVR Registrar herein.

(b) Without the consent of the Holder Representative, the Company, when authorized by a Board Resolution, together with the Rights Agent, in the Rights Agent’s sole and absolute discretion, may at any time and from time to time, enter into one or more amendments hereto:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Board of Directors and the Rights Agent will consider to be for the protection of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein; provided, however, that in each case, such provisions will not materially adversely affect the interests of the Holders;

(iv) as may be necessary to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended; or

(v) to add, eliminate or change any provision of this Agreement unless such addition, elimination or change is adverse to the interests of the Holders.

(c) Promptly after the execution by the Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, the Company will deliver a notice thereof to the Holder Representative, setting forth in general terms the substance of such amendment.

5.2 Amendments with Consent of Holder Representative. Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holder Representative), the Company, when authorized by a Board Resolution, and the Rights Agent and the Holder Representative may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any or all provisions of this Agreement.

5.3 Execution of Amendments. In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel of the Company, at Company’s sole expense, stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

5.4 Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

ARTICLE VI

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

6.1 Effect of Merger or Consolidation.

(a) Except as contemplated by the Acquisition, the Company will not consolidate with or merge into any other Person or sell, transfer or otherwise convey all or substantially all of its assets, in one or a series of related transactions, to any Person, unless:

(i) the Person formed by such consolidation or into which the Company is merged or the Person that acquires by sale, transfer or other conveyance, all or substantially all of the assets of the Company (the “Surviving Person”) expressly assumes payment (if and to the extent required hereunder) of amounts on all the CVRs and the performance of every duty and covenant of this Agreement on the part of the Company to be performed or observed; and

(ii) the Company has delivered to the Holder Representative and the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article VI and that all conditions precedent herein provided for relating to such transaction have been complied with.

(b) In connection with a Change of Control, the Company will have the right, but not the obligation, in its sole discretion, to redeem all, but not less than all of the outstanding CVRs, at any time from and after the public announcement of such Change of Control and ending on the thirtieth (30th) day following the consummation of the Change of Control for an aggregate redemption amount equal to the Target Payment Amount. In the event that the Company wishes to exercise its right pursuant to this Section 6.1(b), the Company shall provide a written notice of redemption (a “Redemption Notice”) to the Rights Agent and the Holder Representative, which Redemption Notice shall specify the date fixed for the redemption of the outstanding CVRs, which date shall be not less than five (5) Business Days nor more than ten (10) Business Days following the delivery of the Redemption Notice to the Rights Agent and the Holder Representative (such date, the “Redemption Date”). Promptly following its receipt of the Redemption Notice, the Rights Agent shall deliver a copy thereof to the Holders. On the Redemption Date, the Company shall pay the Target Payment Amount to the Rights Agent (for the account of the Holders) by wire transfer of immediately available funds to such account as may be designated by the Rights Agent. Upon the indefeasible payment in full by the Company of the Target Payment Amount to the Rights Agent, the CVRs shall be cancelled and of no further force and effect and shall thereafter represent only the right to receive such Holder’s pro rata share of the Target Payment Amount upon surrender of such Holder’s CVR to the Rights Agent. The Rights Agent shall pay to each Holder, such Holder’s pro rata share of the Target Payment Amount pursuant to the payment procedures specified in Section 2.4(d) and subject to Section 2.4(f) upon surrender by such Holder of its CVR for cancellation or receipt of an appropriate affidavit of loss or destruction thereof.

6.2 Successor Substituted. Upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person will succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein, and thereafter the predecessor Person will be relieved of all obligations and covenants under this Agreement and the CVRs.

ARTICLE VII

THE HOLDER REPRESENTATIVE

7.1 Appointment. Effective upon the issuance of the CVRs under this terms of this Agreement, and without any further act of any of Holders, the Holder Representative is appointed as the representative of the Holders and as the attorney-in-fact and agent for and on behalf of each Holder for purposes of this Agreement and will take such actions to be taken by the Holder Representative under this Agreement and such other actions on behalf of such Holders as it may deem necessary or appropriate in connection with or to consummate the transactions contemplated hereby, including (i) executing and delivering this Agreement and any other ancillary documents and negotiating and executing any amendments, modifications, waivers or changes thereto as to which the Holder Representative, in its sole discretion, has consented (provided that any waiver or amendment that adversely and disproportionately affects the rights or obligations of one or more Holders as compared to other Holders will require the prior written consent of a majority in interest of the disproportionately affected Holders), (ii) agreeing to, negotiating, entering into settlements and compromises of, complying with orders of courts with respect to, and otherwise administering and handling any claims under this Agreement on behalf of such Holders, and (iii) taking all other actions that are either necessary or appropriate in the judgment of the Holder Representative for the accomplishment of the foregoing or contemplated by the terms of this Agreement. The Holder Representative hereby accepts such appointment and agrees to serve as such without compensation. The appointment of the Holder Representative as each Holder’s attorney-in-fact revokes any power of attorney heretofore granted that authorized any other Person to represent such Holder with regard to this Agreement and any other agreements or documents executed or delivered in connection with this Agreement. The Holder Representative is the sole and exclusive representative of each of the Holders for any purpose provided for by this Agreement.

7.2 Actions of Holder Representative.

(a) A decision, act, consent or instruction of the Holder Representative hereunder will constitute a decision, act, consent or instruction of all Holders and will be final, binding and conclusive upon each such Holder, and the Company and the Rights Agent may rely upon any such decision, act, consent or instruction of the Holder Representative as being the decision, act, consent or instruction of each and every such Holder. The Company and the Rights Agent will be relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Holder Representative.

(b) The Holder Representative will incur no liability with respect to any action taken or suffered by any Holder in reliance upon any notice, direction, instruction, consent, statement or other document believed by such Holder Representative to be genuine and to have been signed by such Holder (and will have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except the gross negligence, bad faith or willful misconduct of the Holder Representative. In all questions arising under this Agreement, the Holder Representative may rely on the advice of outside counsel, and the Holder Representative will not be liable to any Holder for anything done, omitted or suffered in good faith by Holder Representative based on such advice.

(c) The Holders will severally (on a pro rata basis, based on the number of CVRs held by each Holder), but not jointly, indemnify the Holder Representative and hold the Holder Representative harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Holder Representative and arising out of or in connection with the acceptance or administration of the Holder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel or other advisors reasonably retained by the Holder Representative, to the extent not reimbursed by the Company pursuant to Section 7.2(d).

(d) In connection with providing services under this Agreement, the Holder Representative will be reimbursed by the Company for all reasonable fees and expenses incurred in providing such services. Any such fees and expenses will be paid by the Company within thirty (30) days of the receipt of an invoice from the Holder Representative and will be offset against the CVR Payment Amount, if any.

7.3 Removal; Appointment of Successor.

(a) At any time Holders representing at least a majority of the outstanding CVRs may, by written consent, appoint another Person as Holder Representative. Notice, together with a copy of the written consent appointing such Person and bearing the signatures of Holders of at least a majority of the outstanding CVRs, must be delivered to the Company and the Rights Agent. Such appointment will be effective upon the later of the date indicated in the consent or the date ten (10) days after such consent is received by the Company and the Rights Agent.

(b) If the Holder Representative becomes unable or unwilling to continue in his or its capacity as the Holder Representative, or if the Holder Representative resigns as a Holder Representative, the Holder

Representative may appoint a new representative as the Holder Representative. If the Holder Representative is unable or unwilling to appoint a successor Holder Representative, then the board of directors of the Company shall appoint another Person as Holder Representative. Notice and a copy of the written consent appointing such Person must be delivered to the Company and the Rights Agent not less than ten (10) days prior to such appointment. Such appointment will be effective upon the later of the date indicated in the consent or the date ten (10) days after such consent is received by the Company and the Rights Agent.

7.4 Grant of Authority. The grant of authority provided for in this Article VII is coupled with an interest and will be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Holder. The provisions of this Article VII will be binding upon the executors, heirs, legal representatives, successors and assigns of each Holder, and any references in this Agreement to any Holder or the Holders will mean and include the successors to such Holder’s rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

ARTICLE VIII

OTHER PROVISIONS OF GENERAL APPLICATION

8.1 Notices to Rights Agent, Company and Holder Representative. Subject to Section 8.2, all notices, requests, demands, claims and other communications that are required to be or may be given under this Agreement must be in writing and will be deemed to have been effectively given: (a) upon personal delivery to the recipient; (b) when sent by e-mail transmission, if sent during normal business hours of the recipient; if not, then on the next Business Day; or (c) one Business Day after deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt, in each case to the intended recipient at the following addresses:

(a) if to the Company, to

[●]

with a copy (which shall not constitute notice) to:

[●];

(b) if to the Rights Agent, to

[●]

with a copy (which shall not constitute notice) to:

[●]; and

(c) if to the Holder Representative, to

[●]

with a copy (which shall not constitute notice) to:

[●]

or to such other address as any party has furnished to the other parties by notice given in accordance with this Section 8.1.

8.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

8.3 Entire Agreement. This Agreement represents the entire understanding of the parties hereto with reference to the CVRs and this Agreement supersedes any and all other oral or written agreements made with respect to the CVRs. No party has relied on any other express or implied representation or warranty, either written or oral in connection with its entry into this Agreement, including any representation or warranty arising under statute or otherwise under law.

8.4 Legal Holidays. If a CVR Payment Date is not a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

8.5 Assignment. The Company may not assign this Agreement without the prior written consent of the Holder Representative; provided that the Company may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of the Company (each, an “Assignee”) provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement; provided, however, that in connection with any assignment to an Assignee, the Company shall, and shall agree to, remain liable for the performance by such Assignee of all obligations of the Company hereunder.

8.6 Third Party Beneficiaries. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, will give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and assigns.

8.7 Termination. This Agreement will terminate and be of no further force or effect, and the parties hereto will have no liability hereunder, upon the earliest to occur of: (a) the payment of the last possible CVR Payment due hereunder, (b) if an Objection Notice to a Non-Achievement Certificate is not delivered within the Objection Period, the expiration of the Objection Period, (c) in the event of the delivery of an Objection Notice, either (i) the final determination in accordance with this Agreement that no CVR Transaction has been achieved or (ii) the fulfillment of any payment obligation required pursuant to a final determination made in accordance with this Agreement.

8.8 Survival. Notwithstanding anything in this Agreement to the contrary, all provisions regarding indemnification, warranty, liability and limits thereon, and confidentiality shall survive the termination or expiration of this Agreement.

8.9 Governing Law. This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.10 Remedies. The Holders will not have any rights or remedies with respect to the CVRs except as expressly set forth herein.

8.11 Disputes.

(a) Before any arbitration pursuant to Section 8.11(b), the Company, the Rights Agent and the Holder Representative will negotiate in good faith for a period of thirty (30) days to resolve any controversy or claim arising out of or relating to this Agreement or the breach thereof.

(b) Any and all disputes arising under this Agreement (including but not limited to any claims brought by the Holder Representative on behalf of the Holders) shall be settled by final and binding arbitration administered by the American Arbitration Association (“AAA”) under its Commercial Arbitration Rules, except as modified herein. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. In any arbitration under this Section 8.11(b), the number of arbitrators will be one, and such arbitrator will be selected in accordance with the AAA’s Commercial Arbitration Rules. The place of the arbitration will be [●]. The arbitrator will be a lawyer or retired judge with experience in the biopharmaceutical industry and with mergers and acquisitions. Each party will, upon written request of the other party, promptly provide the other with copies of all relevant documents. There shall be no other discovery allowed. In making determinations regarding the scope of exchange of electronic information, the arbitrator and the parties agree to be guided by The Sedona Principles, Third Edition: Best Practices, Recommendations & Principles for Addressing Electronic Document Production. Time is of the essence for any arbitration under this Agreement and arbitration hearings shall take place within 90 days of filing and awards rendered within 120 days. The hearing shall not last longer than two days, with each hearing day lasting no longer than eight (8) hours. The arbitrator shall agree to these limits prior to accepting appointment. Except as may be required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of the other parties (provided that the Holder Representative may disclose to the Holders any such information without the consent of the Company). The fees and expenses of the arbitration, including the costs and expenses billed by the arbitrator in connection with the performance of its duties described herein, will be paid by the non-prevailing party, as determined by the arbitrator, in proportion with the extent to which the prevailing party prevails, and the remainder of such costs and expenses will be paid by the prevailing party; provided, however, that any fees and expenses of the arbitration incurred by the Holder Representative shall be offset against any CVR Payment Amount, if any. Each party will be responsible for its own attorney fees, expenses and costs of investigation provided, however, that any such fees, expenses and costs incurred by the Holder Representative shall be offset against any CVR Payment Amount, if any.

8.12 Confidentiality.

(a) “Confidential Information” shall mean any and all technical, scientific or business information relating to a party, including, without limitation, financial, marketing and product development information, stockholder information (including any non-public information of such stockholder), and proprietary information that is disclosed or otherwise becomes known to the other party or its Affiliates, agents or representatives before or during the term of this Agreement. Confidential Information constitutes trade secrets and is of great value to the owner (or its Affiliates). Confidential Information shall not include any information that is: (a) already known to the other party or its Affiliates at the time of the disclosure, provided that such prior knowledge can be substantiated by the written records of such party; (b) publicly known at the time of the disclosure or becomes publicly known through no wrongful act or failure of the other party; (c) subsequently disclosed to the other party or its Affiliates on a non-confidential basis by a third party not having a confidential relationship with the owner and which rightfully acquired such information; or (d) independently developed by one party without access to the Confidential Information of the other, provided that such independent development can be substantiated by the written records of such party. This Agreement, including all of its terms and conditions, will not be deemed to be Confidential Information and may be publicly disclosed by the Company.

(b) All Confidential Information of a party will be held in confidence by the other party with at least the same degree of care as such party protects its own confidential or proprietary information of like kind and import, but not less than a reasonable degree of care. Neither party will disclose in any manner Confidential Information of the other party in any form to any person or entity without the other party’s prior consent. However, each party may disclose relevant aspects of the other party’s Confidential Information to its officers, Affiliates, agents, subcontractors and employees to the extent reasonably necessary to perform its duties and obligations under this Agreement. Without limiting the foregoing, each party will implement such physical and other security measures and controls as are necessary to protect (a) the security and confidentiality of Confidential Information; (b) against any threats or hazards to the security and integrity of Confidential Information; and (c) against any unauthorized access to or use of Confidential Information. To the extent that a party delegates any duties and responsibilities under this Agreement to an agent or other subcontractor, the party ensures that such agent and subcontractor are contractually bound to confidentiality terms consistent with the terms of this Section 8.13.

(c) In the event that any requests or demands are made for the disclosure of Confidential Information, other than requests to Rights Agent for stockholder records pursuant to standard subpoenas from state or federal government authorities (e.g., divorce and criminal actions), the party receiving such request will promptly notify the other party to secure instructions from an authorized officer of such party as to such request and to enable the other party the opportunity to obtain a protective order or other confidential treatment, unless such notification is otherwise prohibited by law or court order. Each party expressly reserves the right, however, to disclose Confidential Information to any person whenever it is advised by counsel that it may be held liable for the failure to disclose such Confidential Information or if required by law or court order.

(d) As may be required by law and without limiting any party’s rights in respect of a breach of this Section 8.12, each party will promptly:

(i) notify the other party in writing of any unauthorized possession, use or disclosure of the other party’s Confidential Information by any person or entity that may become known to such party;

(ii) furnish to the other party full details of the unauthorized possession, use or disclosure; and

(iii) use commercially reasonable efforts to prevent a recurrence of any such unauthorized possession, use or disclosure of Confidential Information.

8.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. Delivery of a signed Agreement by reliable electronic means, including facsimile, email, or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (including DocuSign) shall be an effective method of delivering the executed Agreement. This Agreement may be stored by electronic means and either an original or an electronically stored copy of this Agreement can be used for all purposes, including in any proceeding to enforce the rights and/or obligations of the parties to this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

COMPANY:

[●]

By:
Name:
Title:

F-STAR:

[●]

By:
Name:
Title:

RIGHTS AGENT:

[●]

By:
Name:
Title:

HOLDER REPRESENTATIVE:

[●]

By:
Name:
Title:

Schedule 1

Rights Agent Fees

EXHIBIT E-2

FORM OF STING ANTAGONIST CONTINGENT VALUE RIGHTS AGREEMENT

STING ANTAGONIST CONTINGENT VALUE RIGHTS AGREEMENT

THIS STING ANTAGONIST CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [•], 2020 (this “Agreement”), is entered into by and among Spring Bank Pharmaceuticals, Inc., a Delaware corporation (the “Company”), F-Star Therapeutics Limited, a company registered in England and Wales with company number 11532458 (“F-Star”), Computershare Trust Company N.A. (the “Rights Agent”) and initial CVR Registrar (as defined herein), and [•], acting solely in his capacity as representative of the Holders (as defined herein) (the “Holder Representative”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Share Exchange Agreement (as defined below).

A. The Company, F-Star, and certain other Persons (the “Sellers”) have entered into a Share Exchange Agreement (the “Share Exchange Agreement”), pursuant to which the Sellers will sell to the Company, and the Company will purchase from the Sellers, all of the F-Star Shares (the “Acquisition”).

B. Pursuant to Section 1.7 of the Share Exchange Agreement, prior to the consummation of the Acquisition, the Company wishes to create and issue contractual contingent value rights relating to the CVR Assets (as defined herein) to the record holders of the Common Stock (as defined herein) as of a record date prior to the consummation of the Acquisition.

C. On [●], 2020, the Board of Directors of the Company authorized and declared a dividend of one CVR (as defined herein) for each share of Common Stock outstanding at 5:01 p.m. Eastern Time on the Record Date (as defined herein). The payment of such dividend will be conditioned upon, and such dividend will only become payable upon, the satisfaction or waiver of all conditions to the Acquisition and the occurrence of the time that is immediately prior to the consummation of the Acquisition. The Company will pay the dividend immediately prior to the consummation of the Acquisition.

Accordingly, and in consideration of the premises and the consummation of the transactions referred to above, it is mutually agreed, for the benefit of the Holders, as follows:

ARTICLE IX

DEFINITIONS

9.1 Definitions.

(a) For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i) all accounting terms used herein and not expressly defined herein have the meanings assigned to such terms in accordance with United States generally accepted accounting principles, as in effect on the date hereof;

(ii) unless the context otherwise requires, words describing the singular number include the plural and vice versa, words denoting any gender include all genders and words denoting natural Persons include corporations, partnerships and other Persons and vice versa;

(iii) the words “include” and “including” and variations thereof will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation”;

(iv) the terms “hereof”, “hereunder”, “herein” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section or provision of this Agreement; and

(v) the Article and Section headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(b) The following terms have the meanings ascribed to them as follows:

“Affiliates” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such first Person.

“Approved Development Agreement” means a definitive agreement entered into by Company for the Approved Development Transaction.

“Approved Development Transaction” means the proposed transaction relating to Company’s STING (STimulator of INterferon Genes) antagonist program contemplated by the Term Sheet.

“Board of Directors” means the board of directors of the Company.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent and the Holder Representative.

“Budgeted Amount” means the aggregate amount of expenditures by the Company set forth in the Work Plan(s) (as defined in the Approved Development Agreement), which amount shall be the amount specified in the Term Sheet.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks located in Boston, Massachusetts or London, England are authorized or required by applicable Legal Requirements to close; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by applicable Legal Requirements to close due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Body so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in such location generally are open for use by customers on such day.

“Close of Business” on any given date means 5:00 p.m., Eastern Time, on such date; provided, however, that if such date is not a Business Day it will mean 5:00 p.m., Eastern Time, on the next succeeding Business Day.

“Commercially Reasonable Efforts” means, with respect to the efforts and resources to be expended by the Company with respect to (i) negotiation and execution of the Approved Development Agreement (to the extent not executed and delivered prior to Closing), (ii) performing the Approved Development Transaction in accordance with the terms of the Approved Development Agreement, and (iii) pursuing and seeking to consummate CVR Transactions, such reasonable, good faith efforts and resources as a biotechnology company of a similar size and with similar financial and other resources would normally use to pursue its clinical development programs and pursue and seek to consummate such a transaction under similar circumstance for a similar product or product candidate owned by it, or to which it has similar rights, which product or product candidate is at a similar stage in its development and is of similar market potential taking into account all relevant factors; provided that, it is expressly understood and agreed that despite the use of such above described efforts, neither the Approved Development Transaction nor any CVR Transaction may occur and the obligation to make a CVR Payment may not arise.

“Common Stock” means the common stock, $0.0001 par value, of the Company.

“Company Product” means any product that incorporates any proprietary STimulator of INterferon Genes (“STING”) antagonist compound of the Company.

“CVR” means a contingent value right issued by the Company pursuant to this Agreement.

“CVR Asset Transaction” means a transaction consummated at any time prior to the CVR Expiration Date pursuant to which the Company or any of its Affiliates grants, sells, licenses or otherwise transfers to a Third Party some or all of the rights to the CVR Assets, including any rights to research, develop or commercialize the CVR Assets, including a license, option, or sale of assets with respect to the CVR Assets; provided, that any such transaction involving any asset other than a CVR Asset shall not constitute a CVR Asset Transaction.

“CVR Assets” means any Intellectual Property and other assets that are used or held for use for the development of a Company Product, including all (a) regulatory filings made with respect to a Company Product; (b) regulatory approvals received with respect to a Company Product; and (c) clinical and non-clinical safety, and efficacy and pharmacokinetic data generated with respect to a Company Product.

“CVR Expiration Date” means the seventh (7th) anniversary of the Closing.

“CVR Payment” means the payment of any CVR Payment Amount hereunder.

“CVR Payment Amount” means an amount equal to 80% of all Net Proceeds received by Company after the Closing pursuant to (i) the Approved Development Agreement, if any, and (ii) all CVR Transactions entered into prior to the CVR Expiration Date.

“CVR Payment Date” means the date (if any and if ever) that a CVR Payment is payable by the Company to the Holders, which date will be established pursuant to Section 2.4.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Registrar” has the meaning set forth in Section 2.3(b).

“CVR Transaction” means a CVR Asset Transaction. For clarity, (a) the grant of a license to any Third Party (including any contract research organization) for the purposes of conducting research on behalf of the Company with respect to the CVR Assets shall not be deemed a CVR Transaction and (b) the sale of all or substantially all of the Company’s or any of its Affiliate’s stock or assets (to the extent such asset sale includes assets unrelated to the CVR Assets), or a merger, acquisition or similar transaction shall not be deemed a CVR Transaction. For the avoidance of doubt, (i) more than one CVR Transaction may occur under this Agreement and (ii) the execution and delivery of the Approved Development Agreement shall not constitute a CVR Transaction.

“CVR Transaction Non-Achievement Certificate” has the meaning set forth in Section 2.4(c).

“Development Transaction Non-Achievement Certificate” has the meaning set forth in Section 2.4(c).

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Holder Representative” means the Holder Representative named in the first paragraph of this Agreement, until a successor Holder Representative has become such pursuant to the applicable provisions of this Agreement, and thereafter “Holder Representative” will mean such successor Holder Representative.

“Intellectual Property” means all intellectual property, including the following items of intangible property, and all rights associated therewith in any jurisdiction and tangible embodiments thereof: (a) all Patents; (b) all works of authorship, copyrights, whether or not registered, and all registrations and pending applications for registration of the same and renewals thereof and database rights; (c) all technology, technical information, know-how and data, including, without limitation, inventions (whether or not patentable of reduced to practice), improvements, discoveries, trade secrets, specifications, instructions, ideas, processes, methods, formulations, formulae, protocols, materials, assays, screens, algorithms, models, databases, expertise and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or to methods of assaying or testing them or processes for their manufacture, formulations containing them or compositions incorporating or comprising them, and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, nonclinical, pre-clinical and clinical data, regulatory data and filings, instructions, processes, formulae, expertise and information, relevant to the research, development, manufacture, use, importation, offering for sale or sale of, and/or which may be useful in studying, testing, developing, producing or formulating, a Company Product, or intermediates for the synthesis thereof and chemistry, manufacturing and control information and data, lab notebooks, Patent data and records, stability, technology, test and other data and results; and (d) computer programs, including, without limitation, computer programs embodied in semiconductor chips or otherwise embodied, and related flow-charts, programmer notes, updates and data, whether in object or source code form.

“Net Proceeds” means an aggregate amount (without duplication) equal to the sum of: (a) all cash consideration actually received by the Company or its Affiliates from a Third Party (x) pursuant to the Approved Development Agreement after the Closing, if any, and (y) in connection with the consummation of a CVR Transaction, plus (b) with respect to any non-cash consideration actually received by the Company or its Affiliates from a Third Party prior to the CVR Expiration Date in connection with the consummation of a

CVR Transaction, the fair market value of such non-cash consideration, as determined by the Board of Directors in good faith, less (c) all out-of-pocket transaction costs and expenses incurred by the Company or its Affiliates after the date of this Agreement to Third Parties for the negotiation, entry into and consummation of the Approved Development Agreement and a CVR Transaction, including any broker fees, finder’s fees, advisory fees, accountant or attorney’s fees, and reasonable costs of recovery of any amounts payable to the Company in connection with the Approved Development Agreement or a CVR Transaction, less (d) all unreimbursed out-of-pocket costs and expenses incurred by the Company in performing its obligations under (x) the Approved Development Agreement in excess of 10% of the Budgeted Amount and (y) a CVR Transaction (collectively, “Specified Costs”), less (e) patent prosecution and maintenance costs and drug storage costs incurred by the Company with respect to the CVR Assets after the Closing Date, less (f) any applicable sales, income and other taxes incurred by the Company or its Affiliates in respect of the performance of the Company’s obligations under the Approved Development Agreement or a CVR Transaction, and less (g) all out-of-pocket fees and costs (including any amounts paid for indemnification) payable by the Company to the Rights Agent pursuant to this Agreement in connection with the Approved Development Agreement or a CVR Transaction. For the avoidance of doubt, (A) “Net Proceeds” shall not include any payment or reimbursement to Company by a Third Party of Company’s development expenses; (B) amounts placed in escrow or earnout, contingent or other post-closing payments, including milestone or royalty payments, in connection with the Approved Development Agreement or a CVR Transaction will not be considered Net Proceeds unless (and only to the extent that) such amounts are actually received by the Company prior to the CVR Expiration Period; and (C) if the Approved Development Transaction or a CVR Transaction occurs prior to the CVR Expiration Date, any such escrow, earnout, contingent or other post-closing payment released or paid after the CVR Expiration Date will be included in the calculation of Net Proceeds, so long as such amount is actually received by the Company or its Affiliates within the twelve (12)-month period immediately following the consummation of the Approved Development Transaction or such CVR Transaction. For the avoidance of doubt, any amount payable to the Company pursuant to the Approved Development Agreement or a CVR Transaction that is included in Net Cash or included in the Permitted Dividend (each, as defined in the Share Exchange Agreement) shall not constitute Net Proceeds.

“Non-Achievement Certificate” has the meaning set forth in Section 2.4(c).

“Objection Notice” has the meaning set forth in Section 2.4(d).

“Objection Period” has the meaning set forth in Section 2.4(d).

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer or secretary of the Company, in his or her capacity as such an officer, and delivered to the Rights Agent and the Holder Representative.

“Patents” means all patents and patent applications (including provisional applications) and patent disclosures, and including all divisionals, continuations, substitutions, continuations-in-part, re-examinations, re-issues, additions, renewals, extensions, confirmations, registrations, any confirmation patent or registration patent or patent of addition based on any such patent, patent term extensions, and supplemental protection certificates or requests for continued examinations and foreign counterparts, of any of the foregoing.

“Permitted Transfer” means: (i) the transfer of any or all of the CVRs (upon the death of the Holder) by will or intestacy; (ii) transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a pro-rata distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (v) a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; (vii) a transfer from a participant in a tax-qualified employee benefit plan, who received the CVRs from such participant’s account in such tax-qualified employee benefit plan, to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (viii) in the case of CVRs held in book-entry form or other similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by DTC.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Record Date” means [•], 2020.

“Reporting Certificate” has the meaning set forth in Section 2.4(a).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent has become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Rights Agent Fee” means the agreed-upon fee of the Rights Agent to act in such capacity pursuant to the terms of this Agreement.

“Surviving Person” has the meaning set forth in Section 6.1(a)(i).

“Target Execution Date” means the date that is six (6) months after the Closing.

“Term Sheet” means the term sheet for the Approved Development Transaction disclosed to F-Star in Company’s data room prior to the date of the Share Exchange Agreement.

“Third Party” means any Person other than the Company or the Rights Agent or their respective Affiliates.

ARTICLE X

CONTINGENT VALUE RIGHTS

10.1 Authority; Issuance of CVRs; Appointment of Rights Agent.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any violation of any provision of the Certificate of Incorporation or By-laws of the Company, or (ii) result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or its properties or assets which violation, in the case of clause (ii), individually or in the aggregate, would reasonably be expected to be material to the Company. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby.

(b) One CVR will be issued with respect to each share of Common Stock that is outstanding as of 5:01 p.m. Eastern Time on the Record Date.

(c) The Company hereby appoints Computershare Trust Company N.A. as the Rights Agent to act as rights agent for the Company in accordance with the instructions hereinafter set forth in this Agreement, and Computershare Trust Company N.A. hereby accepts such appointment.

10.2 Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any purported transfer of a CVR other than in a Permitted Transfer shall be null and void ab initio.

10.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep a register (the “CVR Register”) for the registration of the CVRs. The Rights Agent is hereby initially appointed “CVR Registrar” for the purpose of registering the CVRs and Permitted Transfers of the CVRs as herein provided. Upon any change in the identity of the Rights Agent, the successor Rights Agent will automatically also become the successor CVR Registrar.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument or instruments of transfer and any other requested documentation in a form reasonably satisfactory to the Company and the CVR Registrar, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney, including the evidence of authority of the party presenting the CVR for transfer, which authority may include, if applicable, a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association. A request for a transfer of a CVR must be accompanied by such documentation establishing that the transfer is a Permitted Transfer as may be reasonably requested by the Company and/or the CVR Registrar, if appropriate. Upon receipt of such written request and materials, the CVR Registrar will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions herein, register the transfer of the CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register will be the valid obligations of the Company, evidencing the same right and will entitle the transferee to the same benefits and rights under this Agreement as those previously held by the transferor. No transfer of a CVR will be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void and invalid. All costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax) will be the responsibility of the transferor.

(d) A Holder (or an authorized representative thereof) may make a request to the CVR Registrar to change such Holder’s address of record in the CVR Register. Upon receipt of such request, the CVR Registrar will promptly record the change of address in the CVR Register.

10.4 Payment Procedures.

(a) As soon as practicable following the receipt by the Company of Net Proceeds from (i) the Approved Development Agreement, if any, after the Closing, but in no event later than thirty (30) days after the receipt of such payments, or (ii) a CVR Transaction, but in no event later than thirty (30) days after the closing of such CVR Transaction, and within thirty (30) days after the end of any calendar quarter in which the Company has received Net Proceeds from any CVR Transaction, the Company will deliver to the Holder Representative and the Rights Agent a certificate (each, a “Reporting Certificate”), certifying that the Holders are entitled to receive a CVR Payment and setting forth the Company’s calculation of the CVR Payment Amount.

(b) [reserved]

(c) If the Approved Development Agreement has not been executed and delivered prior to the Target Execution Date, then, as soon as reasonably practicable after the Target Execution Date, but in no event later than thirty (30) days after the Target Execution Date, the Company will deliver to the Holder Representative and the Rights Agent a certificate (the “Development Agreement Non-Achievement Certificate”), stating that the Approved Development Agreement has not been executed and delivered prior to the Target Execution Date. If no CVR Transaction has been effected prior to the CVR Expiration Date, then, as soon as reasonably practicable after the CVR Expiration Date, but in no event later than thirty (30) days after the CVR Expiration Date, the Company will deliver to the Holder Representative and the Rights Agent a certificate (the “CVR Transaction

Non-Achievement Certificate” and, together with the Development Agreement Non-Achievement Certificate, each a “Non-Achievement Certificate,” and the Non-Achievement Certificates, together with the Reporting Certificate(s), the “Certificates”), stating that no CVR Transaction has been consummated prior to the CVR Expiration Date.

(d) If the Holder Representative does not object to any determination or calculation set forth in a Certificate by delivery of a written notice thereof to the Company setting forth in reasonable detail such objection, together with reasonable supporting documentation (an “Objection Notice”), within thirty (30) days following receipt of the applicable Certificate (the “Objection Period”), the Company’s determination of the non-existence of the Approved Development Agreement or a CVR Transaction, or the calculation of the CVR Payment Amount, as applicable, shall be final and binding on all parties. If the Holder Representative timely delivers to the Company an Objection Notice, the Company and the Holder Representative shall attempt in good faith to resolve such matters within thirty (30) days after receipt of the same by the Company, and if unable to do so, the Company and the Holder Representative shall resolve any unresolved disputed in accordance with Section 8.11, which decision will be final and binding on the parties, absent manifest error. The Company shall, within ten (10) Business Days following the final determination of the CVR Payment Amount pay such CVR Payment Amount to the Rights Agent (for the account of the Holders) by wire transfer of immediately available funds to such account as may be designated by the Rights Agent. The Rights Agent will distribute the CVR Payment Amount to the Holders (each Holder being entitled to receive its pro rata share of such CVR Payment Amount, as applicable, based on the number of CVRs held by such Holder as reflected on the CVR Register on the date of the Reporting Certificate or the date of final determination pursuant to this Agreement, as applicable) (i) by check mailed to the address of each such respective Holder as reflected in the CVR Register as of the close of business on the last Business Day before such CVR Payment Date, or, (ii) with respect to any Holder who has provided the Rights Agent with wire transfer instructions meeting the Rights Agent’s requirements, by wire transfer of immediately available funds to such account.

(e) If an Objection Notice has not been timely delivered to the Company in response to a Non-Achievement Certificate within the Objection Period, then the Holders will have no right to receive a CVR Payment, and the Company and the Rights Agent will have no further obligations with respect to any CVR Payment.

(f) If the amount of Net Proceeds used to calculate any CVR Payment Amount is reduced by any Specified Costs and, following payment of such CVR Payment Amount, the Company receives reimbursement for such Specified Costs pursuant to the Approved Development Agreement or CVR Transaction, as applicable, then an amount equal to 80% of such reimbursed Specified Costs shall be added to the next CVR Payment Amount to become payable hereunder to the Holders, and if no additional CVR Payment Amount becomes payable, the Company shall pay such portion of the reimbursed Specified Costs to the Holders through a special distribution to be paid within thirty (30) days after receipt of such reimbursement.

(g) The Company will be entitled to deduct and withhold, or cause to be deducted or withheld, from any CVR Payment Amount or other amount payable pursuant to this Agreement, such amounts as the Company is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state or local tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

(h) Subject to prior execution and delivery by the Holder Representative of a reasonable and customary confidentiality and market stand-off agreement, the Company shall provide the Holder Representative with reasonable access during normal business hours and upon reasonable advance request to the books and records of the Company to the extent necessary to verify (i) whether the Approved Development Agreement was executed and delivered prior to the Target Execution Date, (ii) whether a CVR Transaction occurred prior to the CVR Expiration Date or (iii) the Company’s calculation of the CVR Payment Amount, as applicable; it being understood that the Holder Representative’s rights under this Section 2.4(g) shall terminate upon the later of (i) the CVR Expiration Date or (ii) thirty (30) days after the delivery to the Holder Representative of a Reporting Certificate.

(i) The Company will promptly furnish to the Rights Agent all information and documentation in connection with this Agreement and the CVRs that the Rights Agent may reasonably request in order to perform under this Agreement.

(j) The Company acknowledges that the bank accounts maintained by the Rights Agent in connection with the services provided under this Agreement will be in the Rights Agent’s name and that the Rights Agent may receive investment earnings in connection with the investment at the Rights Agent’s risk and for its benefit of funds held in those accounts from time to time.

10.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in the Company.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in the Company. The rights of the Holders and the obligations of the Company are contract rights limited to those expressly set forth in this Agreement, and such Holders’ sole right to receive property hereunder is the right to receive cash from the Company, if any, through the Rights Agent in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of the Company.

10.6 Holder’s Right to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to the Company or any of its Affiliates without consideration. Nothing in this Agreement shall prohibit the Company or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by the Company or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding hereunder for any purpose.

ARTICLE XI

THE RIGHTS AGENT

11.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. No provision of this Agreement will require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers. Notwithstanding anything contained herein to the contrary, the Rights Agent’s aggregate liability under this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Company to the Rights Agent as fees and charges, but not including reimbursable expenses.

(b) The Holder Representative may direct the Rights Agent to act on behalf of the Holders in enforcing any of its or their rights hereunder, including the delivery of any Objection Notice and negotiation or arbitration pursuant to Section 8.11; provided, however, the Rights Agent may not act on behalf of the Holders or the Holder Representative in any dispute relating to or arising under Section 4.3 or relating to whether the Approved Development Agreement has been executed and delivered or a CVR Transaction has occurred or the amount of any CVR Payment. The Rights Agent will be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve material expense unless the Holder Representative will furnish the Rights Agent with reasonable security and indemnity for any costs and expenses that may be incurred. All rights of action under this Agreement may be enforced by the Rights Agent, and any action, suit or proceeding instituted by the Rights Agent on behalf of the Holders will be brought in its name as Rights Agent, and any recovery of judgment will be for the ratable benefit of all the Holders, as their respective rights or interests may appear.

11.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent will deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of willful misconduct, bad faith or gross negligence on its part, rely upon an Officer’s Certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) in the event of arbitration, the Rights Agent may engage and consult with tax experts, valuation firms and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(e) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(f) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(g) the Company agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense (in each case pertaining to the Rights Agent’s own account only) arising out of or in connection with the Rights Agent’s duties under this Agreement, including the costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of the Rights Agent’s willful misconduct, bad faith or gross negligence; and

(h) the Company agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement, as set forth on Schedule 1 hereto, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes imposed on or measured by the Rights Agent’s net income and franchise or similar taxes imposed on it). The Rights Agent will also be entitled to reimbursement from the Company for all reasonable and necessary out-of-pocket expenses (including reasonable fees and expenses of the Rights Agent’s counsel and agent) paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder. An invoice for the Rights Agent Fee will be rendered a reasonable time before, and paid on, the effective date of the applicable transaction. An invoice for any out-of-pocket expenses and per item fees realized will be rendered and payable within thirty (30) days after receipt by the Company. The Company agrees to pay to Rights Agent any amounts, including fees and expenses, payable in favor of the Rights Agent in connection with any dispute, resolution or arbitration arising under or in connection with the Agreement; and any fees and expenses, payable by the Company in favor of the Rights Agent or payable in favor of the Company related to such dispute, resolution or arbitration will be offset against any CVR Payments, if any, or any other payment to be made thereafter under this Agreement.

11.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to the Company, specifying a date when such resignation will take effect, which notice will be sent at least thirty (30) days before the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, the Company, by way of a Board Resolution, will as soon as practicable appoint a qualified successor

Rights Agent who, unless otherwise consented to in writing by the Holder Representative, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) The Company will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the Holders as their names and addresses appear in the CVR Register and by delivering notice to the Holder Representative. Each notice will include the name and address of the successor Rights Agent. If the Company fails to send such notice within five (5) Business Days after acceptance of appointment by a successor Rights Agent, upon the Company’s request the successor Rights Agent will cause such notice to be mailed at the expense of the Company.

11.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to the Company and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; provided, however, that upon the request of the Company or the successor Rights Agent, such retiring Rights Agent will cooperate in the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.

ARTICLE XII

COVENANTS

12.1 List of Holders. The Company will furnish or cause to be furnished to the Holder Representative and the Rights Agent the names, addresses and shareholdings of registered holders of Common Stock as of 5:01 p.m. Eastern Time on the Record Date. The Company will promptly furnish an electronic copy of the CVR Register to the Holder Representative upon written request from the Holder Representative.

12.2 [RESERVED]

12.3 Diligence.

(a) The Company shall (i) from and after the Closing until the Target Execution Date, use Commercially Reasonable Efforts to negotiate and execute the Approved Development Agreement (to the extent not executed and delivered prior to Closing), (ii) from and after the execution date of the Approved Development Agreement (if at all) until the expiration or earlier termination of the Approved Development Agreement (other than as a result of a material breach thereof by the Company), use Commercially Reasonable Efforts to perform the Approved Development Transaction in accordance with the terms of the Approved Development Agreement, and (iii) from and after the execution date of the Approved Development Agreement (if at all), use Commercially Reasonable Efforts to pursue and seek to consummate CVR Transactions (subject to the terms of the Approved Development Agreement). Subject to the preceding sentence, the Company has no obligation to develop or expend any funds in connection with the development of any Company Product and has no obligation to license, sell or otherwise monetize any Company Product except as provided in the Approved Development Agreement (to the extent the Approved Development Agreement becomes a binding obligation of the Company prior to the Target Execution Date). Notwithstanding anything in this Agreement to the contrary, in no event shall the Company be required to (x) enter into an Approved Development Agreement on terms that deviate in any material and adverse respect from those set forth in the Term Sheet or (y) enter into any CVR Transaction on terms that are not customary for transactions of such type or that would impose material financial or performance obligations on the Company (other than customary indemnification provisions or ministerial requirements such as the collection and accounting for royalties), or would impose any non-competition covenant on the Company with respect to any product or program of the Company unrelated to a Company Product.

(b) Notwithstanding the foregoing, the obligation of the Company to use Commercially Reasonable Efforts pursuant to Section 4.3(a) shall not be deemed a guarantee that (i) an Approved Transaction Agreement will be executed and delivered by the Company, (ii) a CVR Transaction will occur, or (iii) any CVR Payment will be earned. Neither the Company nor any of its directors, officers or their respective Affiliates owes any fiduciary duty to the Holders with respect to the CVR Payments. Further, the parties acknowledge that the Company’s sole obligations with respect to any potential CVR Payments are expressly set forth in this Agreement.

ARTICLE XIII

AMENDMENTS

13.1 Amendments Without Consent of Holder Representative.

(a) Without the consent of the Holder Representative or the Rights Agent, the Company, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein in a transaction contemplated by Section 6.1 hereof; or

(ii) to evidence the termination of the CVR Registrar and the succession of another Person as a successor CVR Registrar and the assumption by any successor of the obligations of the CVR Registrar herein.

(b) Without the consent of the Holder Representative, the Company, when authorized by a Board Resolution, together with the Rights Agent, in the Rights Agent’s sole and absolute discretion, may at any time and from time to time, enter into one or more amendments hereto:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Board of Directors and the Rights Agent will consider to be for the protection of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein; provided, however, that in each case, such provisions will not materially adversely affect the interests of the Holders;

(iv) as may be necessary to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended; or

(v) to add, eliminate or change any provision of this Agreement unless such addition, elimination or change is adverse to the interests of the Holders.

(c) Promptly after the execution by the Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, the Company will deliver a notice thereof to the Holder Representative, setting forth in general terms the substance of such amendment.

13.2 Amendments with Consent of Holder Representative. Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holder Representative), the Company, when authorized by a Board Resolution, and the Rights Agent and the Holder Representative may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any or all provisions of this Agreement.

13.3 Execution of Amendments. In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel of the Company, at Company’s sole expense, stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

13.4 Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

ARTICLE XIV

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

14.1 Effect of Merger or Consolidation.

(a) Except as contemplated by the Acquisition, the Company will not consolidate with or merge into any other Person or sell, transfer or otherwise convey all or substantially all of its assets, in one or a series of related transactions, to any Person, unless:

(i) the Person formed by such consolidation or into which the Company is merged or the Person that acquires by sale, transfer or other conveyance, all or substantially all of the assets of the Company (the “Surviving Person”) expressly assumes payment (if and to the extent required hereunder) of amounts on all the CVRs and the performance of every duty and covenant of this Agreement on the part of the Company to be performed or observed; and

(ii) the Company has delivered to the Holder Representative and the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article VI and that all conditions precedent herein provided for relating to such transaction have been complied with.

14.2 Successor Substituted. Upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person will succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein, and thereafter the predecessor Person will be relieved of all obligations and covenants under this Agreement and the CVRs.

ARTICLE XV

THE HOLDER REPRESENTATIVE

15.1 Appointment. Effective upon the issuance of the CVRs under this terms of this Agreement, and without any further act of any of Holders, the Holder Representative is appointed as the representative of the Holders and as the attorney-in-fact and agent for and on behalf of each Holder for purposes of this Agreement and will take such actions to be taken by the Holder Representative under this Agreement and such other actions on behalf of such Holders as it may deem necessary or appropriate in connection with or to consummate the transactions contemplated hereby, including (i) executing and delivering this Agreement and any other ancillary documents and negotiating and executing any amendments, modifications, waivers or changes thereto as to which the Holder Representative, in its sole discretion, has consented (provided that any waiver or amendment that adversely and disproportionately affects the rights or obligations of one or more Holders as compared to other Holders will require the prior written consent of a majority in interest of the disproportionately affected Holders), (ii) agreeing to, negotiating, entering into settlements and compromises of, complying with orders of courts with respect to, and otherwise administering and handling any claims under this Agreement on behalf of such Holders, and (iii) taking all other actions that are either necessary or appropriate in the judgment of the Holder Representative for the accomplishment of the foregoing or contemplated by the terms of this Agreement. The Holder Representative hereby accepts such appointment and agrees to serve as such without compensation. The appointment of the Holder Representative as each Holder’s attorney-in-fact revokes any power of attorney heretofore granted that authorized any other Person to represent such Holder with regard to this Agreement and any other agreements or documents executed or delivered in connection with this Agreement. The Holder Representative is the sole and exclusive representative of each of the Holders for any purpose provided for by this Agreement.

15.2 Actions of Holder Representative.

(a) A decision, act, consent or instruction of the Holder Representative hereunder will constitute a decision, act, consent or instruction of all Holders and will be final, binding and conclusive upon each such Holder, and the Company and the Rights Agent may rely upon any such decision, act, consent or instruction of the Holder Representative as being the decision, act, consent or instruction of each and every such Holder. The Company and the Rights Agent will be relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Holder Representative.

(b) The Holder Representative will incur no liability with respect to any action taken or suffered by any Holder in reliance upon any notice, direction, instruction, consent, statement or other document believed by such Holder Representative to be genuine and to have been signed by such Holder (and will have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except the gross negligence, bad faith or willful misconduct of the Holder Representative. In all questions arising under this Agreement, the Holder Representative may rely on the advice of outside counsel, and the Holder Representative will not be liable to any Holder for anything done, omitted or suffered in good faith by Holder Representative based on such advice.

(c) The Holders will severally (on a pro rata basis, based on the number of CVRs held by each Holder), but not jointly, indemnify the Holder Representative and hold the Holder Representative harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Holder Representative and arising out of or in connection with the acceptance or administration of the Holder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel or other advisors reasonably retained by the Holder Representative, to the extent not reimbursed by the Company pursuant to Section 7.2(d).

(d) In connection with providing services under this Agreement, the Holder Representative will be reimbursed by the Company for all reasonable fees and expenses incurred in providing such services. Any such fees and expenses will be paid by the Company within thirty (30) days of the receipt of an invoice from the Holder Representative and will be offset against the CVR Payment Amount, if any.

15.3 Removal; Appointment of Successor.

(a) At any time Holders representing at least a majority of the outstanding CVRs may, by written consent, appoint another Person as Holder Representative. Notice, together with a copy of the written consent appointing such Person and bearing the signatures of Holders of at least a majority of the outstanding CVRs, must be delivered to the Company and the Rights Agent. Such appointment will be effective upon the later of the date indicated in the consent or the date ten (10) days after such consent is received by the Company and the Rights Agent.

(b) If the Holder Representative becomes unable or unwilling to continue in his or its capacity as the Holder Representative, or if the Holder Representative resigns as a Holder Representative, the Holder Representative may appoint a new representative as the Holder Representative. If the Holder Representative is unable or unwilling to appoint a successor Holder Representative, then the board of directors of the Company shall appoint another Person as Holder Representative. Notice and a copy of the written consent appointing such Person must be delivered to the Company and the Rights Agent not less than ten (10) days prior to such appointment. Such appointment will be effective upon the later of the date indicated in the consent or the date ten (10) days after such consent is received by the Company and the Rights Agent.

15.4 Grant of Authority. The grant of authority provided for in this Article VII is coupled with an interest and will be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Holder. The provisions of this Article VII will be binding upon the executors, heirs, legal representatives, successors and assigns of each Holder, and any references in this Agreement to any Holder or the Holders will mean and include the successors to such Holder’s rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

ARTICLE XVI

OTHER PROVISIONS OF GENERAL APPLICATION

16.1 Notices to Rights Agent, Company and Holder Representative. Subject to Section 8.2, all notices, requests, demands, claims and other communications that are required to be or may be given under this Agreement must be in writing and will be deemed to have been effectively given: (a) upon personal delivery to the recipient; (b) when sent by e-mail transmission, if sent during normal business hours of the recipient; if not, then on the next Business Day; or (c) one Business Day after deposit with a nationally recognized overnight courier, specifying next-day delivery, with written verification of receipt, in each case to the intended recipient at the following addresses:

(a) if to the Company, to

[●]

with a copy (which shall not constitute notice) to:

[●];

(b) if to the Rights Agent, to

[●]

with a copy (which shall not constitute notice) to:

[●]; and

(c) if to the Holder Representative, to

[●]

with a copy (which shall not constitute notice) to:

[●]

or to such other address as any party has furnished to the other parties by notice given in accordance with this Section 8.1.

16.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

16.3 Entire Agreement. This Agreement represents the entire understanding of the parties hereto with reference to the CVRs and this Agreement supersedes any and all other oral or written agreements made with respect to the CVRs. No party has relied on any other express or implied representation or warranty, either written or oral in connection with its entry into this Agreement, including any representation or warranty arising under statute or otherwise under law.

16.4 Legal Holidays. If a CVR Payment Date is not a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

16.5 Assignment. The Company may not assign this Agreement without the prior written consent of the Holder Representative; provided that the Company may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of the Company (each, an “Assignee”) provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement; provided, however, that in connection with any assignment to an Assignee, the Company shall, and shall agree to, remain liable for the performance by such Assignee of all obligations of the Company hereunder.

16.6 Third Party Beneficiaries. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, will give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and assigns.

16.7 Termination. This Agreement will terminate and be of no further force or effect, and the parties hereto will have no liability hereunder, upon the earliest to occur of: (a) the payment of the last possible CVR Payment due hereunder, (b) if an Objection Notice to a Non-Achievement Certificate is not delivered within the Objection Period, the expiration of the Objection Period, (c) in the event of the delivery of an Objection Notice, either (i) the final determination in accordance with this Agreement that an Approved Development Agreement has not been executed and delivered or (ii) the fulfillment of any payment obligation required pursuant to a final determination made in accordance with this Agreement, or (d) the termination of the Approved Development Agreement for reason other than breach thereof by the Company.

16.8 Survival. Notwithstanding anything in this Agreement to the contrary, all provisions regarding indemnification, warranty, liability and limits thereon, and confidentiality shall survive the termination or expiration of this Agreement.

16.9 Governing Law. This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

16.10 Remedies. The Holders will not have any rights or remedies with respect to the CVRs except as expressly set forth herein.

16.11 Disputes.

(a)Before any arbitration pursuant to Section 8.11(b), the Company, the Rights Agent and the Holder Representative will negotiate in good faith for a period of thirty (30) days to resolve any controversy or claim arising out of or relating to this Agreement or the breach thereof.

(b) Any and all disputes arising under this Agreement (including but not limited to any claims brought by the Holder Representative on behalf of the Holders) shall be settled by final and binding arbitration administered by the American Arbitration Association (“AAA”) under its Commercial Arbitration Rules, except as modified herein. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. In any arbitration under this Section 8.11(b), the number of arbitrators will be one, and such arbitrator will be selected in accordance with the AAA’s Commercial Arbitration Rules. The place of the arbitration will be [•]. The arbitrator will be a lawyer or retired judge with experience in the biopharmaceutical industry and with mergers and acquisitions. Each party will, upon written request of the other party, promptly provide the other with copies of all relevant documents. There shall be no other discovery allowed. In making determinations regarding the scope of exchange of electronic information, the arbitrator and the parties agree to be guided by The Sedona Principles, Third Edition: Best Practices, Recommendations & Principles for Addressing Electronic Document Production. Time is of the essence for any arbitration under this Agreement and arbitration hearings shall take place within 90 days of filing and awards rendered within 120 days. The hearing shall not last longer than two days, with each hearing day lasting no longer than eight (8) hours. The arbitrator shall agree to these limits prior to accepting appointment. Except as may be required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration hereunder without the prior written consent of the other parties (provided that the Holder Representative may disclose to the Holders any such information without the consent of the Company). The fees and expenses of the arbitration, including the costs and expenses billed by the arbitrator in connection with the performance of its duties described herein, will be paid by the non-prevailing party, as determined by the arbitrator, in proportion with the extent to which the prevailing party prevails, and the remainder of such costs and expenses will be paid by the prevailing party; provided, however, that any fees and expenses of the arbitration incurred by the Holder Representative shall be offset against any CVR Payment Amount, if any. Each party will be responsible for its own attorney fees, expenses and costs of investigation provided, however, that any such fees, expenses and costs incurred by the Holder Representative shall be offset against any CVR Payment Amount, if any.

16.12 Confidentiality.

(a) “Confidential Information” shall mean any and all technical, scientific or business information relating to a party, including, without limitation, financial, marketing and product development information, stockholder information (including any non-public information of such stockholder), and proprietary information that is disclosed or otherwise becomes known to the other party or its Affiliates, agents or representatives before or during the term of this Agreement. Confidential Information constitutes trade secrets and is of great value to the owner (or its Affiliates). Confidential Information shall not include any information that is: (a) already known to the other party or its Affiliates at the time of the disclosure, provided that such prior knowledge can be substantiated by the written records of such party; (b) publicly known at the time of the disclosure or becomes publicly known through no wrongful act or failure of the other party; (c) subsequently disclosed to the other party or its Affiliates on a non-confidential basis by a third party not having a confidential relationship with the owner and which rightfully acquired such information; or (d) independently developed by one party without access to the Confidential Information of the other, provided that such independent development can be substantiated by the written records of such party. This Agreement, including all of its terms and conditions, will not be deemed to be Confidential Information and may be publicly disclosed by the Company.

(b) All Confidential Information of a party will be held in confidence by the other party with at least the same degree of care as such party protects its own confidential or proprietary information of like kind and import, but not less than a reasonable degree of care. Neither party will disclose in any manner Confidential Information of the other party in any form to any person or entity without the other party’s prior consent. However, each party may disclose relevant aspects of the other party’s Confidential Information to its officers, Affiliates, agents, subcontractors and employees to the extent reasonably necessary to perform its duties and obligations under this Agreement. Without limiting the foregoing, each party will implement such physical and other security measures and controls as are necessary to protect (a) the security and confidentiality of Confidential Information; (b) against any threats or hazards to the security and integrity of Confidential Information; and (c) against any unauthorized access to or use of Confidential Information. To the extent that a party delegates any duties and responsibilities under this Agreement to an agent or other subcontractor, the party ensures that such agent and subcontractor are contractually bound to confidentiality terms consistent with the terms of this Section 8.13.

(c) In the event that any requests or demands are made for the disclosure of Confidential Information, other than requests to Rights Agent for stockholder records pursuant to standard subpoenas from state or federal government authorities (e.g., divorce and criminal actions), the party receiving such request will promptly notify the other party to secure instructions from an authorized officer of such party as to such request and to enable the other party the opportunity to obtain a protective order or other confidential treatment, unless such notification is otherwise prohibited by law or court order. Each party expressly reserves the right, however, to disclose Confidential Information to any person whenever it is advised by counsel that it may be held liable for the failure to disclose such Confidential Information or if required by law or court order.

(d) As may be required by law and without limiting any party’s rights in respect of a breach of this Section 8.12, each party will promptly:

(i) notify the other party in writing of any unauthorized possession, use or disclosure of the other party’s Confidential Information by any person or entity that may become known to such party;

(ii) furnish to the other party full details of the unauthorized possession, use or disclosure; and

(iii) use commercially reasonable efforts to prevent a recurrence of any such unauthorized possession, use or disclosure of Confidential Information.

16.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. Delivery of a signed Agreement by reliable electronic means, including facsimile, email, or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (including DocuSign) shall be an effective method of delivering the executed Agreement. This Agreement may be stored by electronic means and either an original or an electronically stored copy of this Agreement can be used for all purposes, including in any proceeding to enforce the rights and/or obligations of the parties to this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

COMPANY:

[●]

By:
Name:
Title:

F-STAR:

[●]

By:
Name:
Title:

RIGHTS AGENT:

[●]

By:
Name:
Title:

HOLDER REPRESENTATIVE:

[●]

By:
Name:
Title:

Schedule 1

Rights Agent Fees

EXHIBIT F

DEED OF TERMINATION – SHAREHOLDERS’ AGREEMENT

Execution Version

EXHIBIT G

FORM OF JOINDER AGREEMENT

JOINDER AGREEMENT

IN WITNESS WHEREOF, the undersigned shareholder (the “Shareholder”) has executed this Joinder Agreement (this “Joinder Agreement”) to that certain Share Exchange Agreement (as amended, supplemented or otherwise modified, the “Share Exchange Agreement”), dated as of [•], 2020, by and among Spring Bank Pharmaceuticals, Inc., a Delaware corporation (“Company”), F-Star Therapeutics Limited, a company registered in England and Wales with company number 11532458, and the Persons listed on Schedule I to the Share Exchange Agreement, including each Person who becomes a party thereto by executing and delivering this Joinder Agreement (as contemplated by Sections 6.11 and 6.12 of the Share Exchange Agreement) (“Sellers”), pursuant to which, upon the terms and subject to the conditions thereof, the Sellers will sell, transfer and convey to Company, and Company will purchase from Sellers, all of the issued and outstanding F-Star Shares (the “Acquisition”). The Shareholder delivers this Joinder Agreement as of the date set forth on the signature page hereto pursuant to the Share Exchange Agreement. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Share Exchange Agreement.

1. Joinder. By executing and delivering this Joinder Agreement, the Shareholder hereby (a) confirms to the parties to the Share Exchange Agreement that the Shareholder has received a copy of and has reviewed the Share Exchange Agreement and (b) agrees that the Shareholder shall, from and after the date hereof, be fully bound by and subject to the provisions of, and be a party to, the Share Exchange Agreement as a “Seller” thereunder as though an original party thereto (including, without limitation, making all representations and warranties of a “Seller” thereunder as set forth in Article 4 of the Share Exchange Agreement).

2. Organization. The Shareholder represents and warrants that if the Shareholder is an entity, the Shareholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization.

3. Authorization, Execution, and Enforceability. The Shareholder represents and warrants that (a) if the Shareholder is an entity, (i) the Shareholder has all requisite corporate, limited liability company or similar power and authority (including under its constitution) to execute, deliver and perform its obligations under this Joinder Agreement and to consummate the transactions contemplated hereby and (ii) the execution and delivery by the Shareholder of this Joinder Agreement, and the performance by the Shareholder of its obligations under this Joinder Agreement have been duly and validly authorized by all necessary corporate or limited liability actions, consents, resolutions or similar actions on the part of the Shareholder; (b) if the Shareholder is a natural person, such Seller has the requisite legal capacity to execute, deliver and perform its obligations under this Joinder Agreement and to consummate the transactions contemplated hereby; (c) the Shareholder is not subject to any Insolvency Proceedings; (d) this Joinder Agreement has been duly executed and delivered by the Shareholder; and (e) this Joinder Agreement constitutes a valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other Legal Requirements affecting creditors’ rights generally, or by general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

4. Non-Contravention. The Shareholder represents and warrants that the execution and delivery by the Shareholder of this Joinder Agreement and the performance by the Shareholder of the Shareholder’s obligations hereunder does not and will not: (a) if the Shareholder is an entity, violate any provision of the Organizational Documents of the Shareholder; (b) in any material respect, result in a violation or breach of, constitute a default under, result in the acceleration of, give rise to any right to accelerate, terminate, modify or cancel, or require any notice, consent, authorization, approval or waiver under, or result in any other adverse consequence under, any Contract to which the Shareholder is a party or by which the Shareholder or any of the Shareholder’s assets or properties is bound; (c) result in a violation of any law or regulation in any jurisdiction having the force of law or of any order, judgment or decree of any Governmental Body or agreement to which the Shareholder is a party or by which the Shareholder is bound; or (d) with the passage of time, the giving of notice or both, have any of the effects described in clauses (a), (b) or (c) of this Section 4.

5. Share Exchange Agreement. The Shareholder represents and warrants that the representations and warranties set forth in Section 4 of the Share Exchange Agreement applicable to such Shareholder as a “Seller” are true and correct in all respects as of the date hereof.

6. Amendments. No amendment or waiver of any provision of this Joinder Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

7. Remedies Cumulative; Specific Performance. Section 9.9 of the Share Exchange Agreement is hereby incorporated by reference into this Joinder Agreement

8. Governing Law; Venue; Waiver of Jury Trial. Section 9.10 of the Share Exchange Agreement is hereby incorporated by reference into this Joinder Agreement.

9. Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts and by facsimile or electronic (i.e., PDF) transmission, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the Shareholder has caused this Joinder Agreement to be duly executed as of the date set forth below.

SHAREHOLDER

Name

Signature

Print name of signatory, if signing for an entity

Print title of signatory, if signing for an entity

Acknowledged and agreed as of the date written on the immediately preceding signature page:

F-STAR THERAPEUTICS LIMITED

By:
Name:
Title:

[COMPANY]

By:
Name:
Title:
Dated:

EXHIBIT H

SAMPLE NET CASH CALCULATION

EXHIBIT I

CLOSING ARTICLES OF ASSOCIATION

Company No. 11532458

THE COMPANIES ACT 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

F-STAR THERAPEUTICS LIMITED

(Adopted by special resolution passed on 2020)

INTRODUCTION

1	Definitions and interpretation

1.1	In these articles, unless the context requires otherwise:

“alternate” or “alternate director” has the meaning given in article 20;

“appointor” has the meaning given in article 20;

“articles” means the company’s articles of association for the time being in force;

“associated company” means any subsidiary or holding company of the company or any other subsidiary of the company’s holding company;

“business day” means any day (other than a Saturday, Sunday or public holiday in England) on which clearing banks in the City of London are ordinarily open for the transaction of normal banking business;

“CA 2006” means the Companies Act 2006;

“Conflict” has the meaning given in article 13.2;

“eligible director” means a director who would be entitled to vote on the matter at a meeting of directors (but excluding any director whose vote is not to be counted in respect of the particular matter);

“group company” means a subsidiary undertaking or parent undertaking of the company, or a subsidiary undertaking of any parent undertaking of the company;

“Investors” means AESCAP, Atlas, Merck, Novo Holdings A/S (including Novo), MPH, S. R. One, and TVM;

“Model Articles” means the model articles for private companies limited by shares contained in Schedule 1 of The Companies (Model Articles) Regulations 2008 (SI 2008/3229) as amended prior to the date of adoption of these articles;

“Parent Company” means F-Star Therapeutics, Inc.;

“qualifying person” has the meaning given in article 31.3; and

“relevant officer” means any director or other officer or former director or other officer of the company or an associated company, but excluding in each case any person engaged by the company (or associated company) as auditor (whether or not he is also a director or other officer), to the extent he acts in his capacity as auditor.

1.2

Save as otherwise specifically provided in these articles, words and expressions which have particular meanings in the Model Articles have the same meanings in these articles, subject to which and unless the context otherwise requires, words and expressions which have particular meanings in the CA 2006 have the same meanings in these articles.

1.3	Headings in these articles are used for convenience only and shall not affect the construction or interpretation of these articles.

1.4	A reference in these articles to an “article” is a reference to the relevant article of these articles unless expressly provided otherwise.

1.5	Unless expressly provided otherwise, a reference to a statute, statutory provision or subordinate legislation is a reference to it as it is in force from time to time, taking account of:

1.5.1	any subordinate legislation made under it, whether before or after the date of adoption of these articles; and

1.5.2	any amendment or re-enactment, whether before or after the date of adoption of these articles and includes any statute, statutory provision or subordinate legislation which it amends or re-enacts.

This article 1.5 shall not apply to the definition of Model Articles in article 1.1

1.6

Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.7

A reference in these articles to a “subsidiary”, “holding company”, “undertaking”, “subsidiary undertaking” or “parent undertaking” shall be construed in accordance with section 1159 and section 1162 of CA 2006.

1.8	Any words importing the singular include the plural and vice versa and words importing any gender include the other genders.

1.9	The Model Articles apply to the company, except in so far as they are modified or excluded by, or are inconsistent with, these articles.

1.10	Articles 7, 8, 9(1) and (3), 11(2) and (3), 13, 14(1), (2), (3) and (4), 17(2) and 17(3) 19, 27, 28, 29, 31, 44(2), 49, 52 and 53 of the Model Articles do not apply to the company.

2	Liability of members

2.1	The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

DIRECTORS

3	Directors’ general authority

3.1	Subject to the articles, the directors are responsible for the management of the company’s business, for which purpose they may exercise all the powers of the company.

4	Shareholders’ reserve power

4.1	The shareholders may, by special resolution, direct the directors to take, or refrain from taking, specified action.

4.2	No such special resolution invalidates anything which the directors have done before the passing of the resolution.

5	Directors may delegate

5.1	Subject to the articles, the directors may delegate any of the powers which are conferred on them under the articles:

5.1.1	to such person or committee;

5.1.2	by such means (including by power of attorney);

5.1.3	to such an extent;

5.1.4	in relation to such matters or territories; and

5.1.5	on such terms and conditions; as they think fit.

5.2	If the directors so specify, any such delegation may authorise further delegation of the directors’ powers by any person to whom they are delegated.

5.3	The directors may revoke any delegation in whole or part, or alter its terms and conditions.

6	Committees

6.1

Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the articles which govern the taking of decisions by directors.

6.2	The directors may make rules of procedure for all or any committees, which prevail over rules derived from the articles if they are not consistent with them.

7	Directors to take decisions collectively

7.1	The general rule about decision-making by directors is that any decision of the directors must be either a majority decision at a meeting or a decision taken in accordance with article 8.

7.2	If:

7.2.1	the company only has one director for the time being; and

7.2.2

no provision of the articles requires it to have more than one director the general rule does not apply, and the director may (for so long as he remains the sole director) take decisions without regard to any of the provisions of the articles relating to directors’ decision-making.

8	Unanimous decisions

8.1	A decision of the directors is taken in accordance with this article when all eligible directors indicate to each other by any means that they share a common view on a matter.

8.2

Such a decision may take the form of a resolution in writing, where each eligible director has signed one or more copies of it, or to which each eligible director has otherwise indicated agreement in writing.

8.3	A decision may not be taken in accordance with this article if the eligible directors would not have formed a quorum at such a meeting.

9	Calling a directors’ meeting

9.1

Any director may call a directors’ meeting by giving not less than five business days’ notice of the meeting (or such lesser notice as all the directors may agree) to the directors or by authorising the company secretary (if any) to give such notice.

9.2	Notice of a directors’ meeting shall be given to each director in writing.

10	Quorum for directors’ meetings

10.1

Subject to article 10.2, the quorum for the transaction of business at a meeting of directors is any two eligible directors or, where there is only one director in office for the time being and no provision of the articles requires the company to have more than one director, that director.

10.2

For the purposes of any meeting (or part of a meeting) held pursuant to article 13 to authorise a director’s conflict, if there is only one eligible director in office other than the conflicted director(s), the quorum for such meeting (or part of a meeting) shall be one eligible director.

11	Casting vote

11.1	If the numbers of votes for and against a proposal at a meeting of directors are equal, the chairman or other director chairing the meeting has a casting vote.

11.2

Article 11.1 shall not apply in respect of a particular meeting (or part of a meeting) if, in accordance with the articles, the chairman or other director is not an eligible director for the purposes of that meeting (or part of a meeting).

12	Transactions or other arrangements with the company

12.1

Subject to the provisions of CA 2006 and provided he has declared the nature and extent of any interest of his (unless the circumstances in any of sections 177(5) and 177(6) or sections 182(5) and 182(6) CA 2006 apply, in which case no disclosure is required), a director who is in any way, whether directly or indirectly, interested in an existing or proposed transaction or arrangement with the company, notwithstanding his office:

12.1.1	may be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the company is otherwise (directly or indirectly) interested;

12.1.2

may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

12.1.3

may be a director or other officer of, or employed by, or a party to a transaction or arrangement with, or otherwise interested in, any body corporate promoted by the company or in which the company is otherwise (directly or indirectly) interested;

12.1.4

shall not, save as he may otherwise agree, be accountable to the company for any benefit which he (or a person connected with him (as defined in section 252 CA 2006)) derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate which he is permitted to hold or enter into by virtue of articles 12.1.1, 12.1.2 or 12.1.3 and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 CA 2006; and

12.1.5

shall subject to article 13.2, be an eligible director for the purposes of any proposed decision of the directors (or committee of directors) and shall be entitled to vote at a meeting of directors (or of a committee of the directors) or participate in any unanimous decision on any matter referred to in articles 12.1.1 to 12.1.3 (inclusive) or on any resolution which in any way concerns or relates to a matter in which he has, directly or indirectly, any kind of interest whatsoever and if he shall vote on any such resolution his vote shall be counted.

12.2	For the purposes of this article 12, references to proposed decisions and decision-making processes include any directors’ meeting or part of a directors’ meeting.

13	Directors’ conflicts of interest

13.1

A director shall be authorised for the purposes of section 175 CA 2006 to act or continue to act as a director of the company notwithstanding that at the time of his appointment or subsequently he also holds office as a director or other officer of, or is employed by, or is otherwise interested in (including by the holding of shares), any other group company from time to time and no further authorisation under article 13.2 shall be necessary in respect of any such interest.

13.2

For the purposes of section 175 CA 2006, the directors may authorise any matter proposed to them in accordance with these articles which would, if not so authorised, involve a breach of duty by a director under that section, including, without limitation, any matter which relates to a situation in which a director has, or can have, a direct or indirect interest which conflicts, or possibly may conflict, with the interests of the company (a “Conflict”). Any such authorisation will be effective only if:

13.2.1	any requirement as to quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director; and

13.2.2	the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

The directors may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions they may expressly impose but such authorisation is otherwise given to the fullest extent permitted. The directors may vary or terminate any such authorisation at any time, but this will not affect anything done by the director in question prior to such variation or termination, in accordance with the terms of such authorisation.

For the purposes of these articles, a conflict of interest includes a conflict of interest and duty and a conflict of duties, and interest includes both direct and indirect interests.

13.3

A director shall be under no duty to the company with respect to any information which he obtains or has obtained otherwise than as a director of the company and in respect of which he owes a duty of confidentiality to another person. However, to the extent that his relationship with that other person gives rise to a Conflict, this article applies only if the existence of that relationship has been authorised pursuant to article 13.1 or by the directors pursuant to article 13.2. In particular, the director shall not be in breach of the general duties he owes to the company by virtue of sections 171 to 177 CA 2006 (inclusive) because he fails:

13.3.1	to disclose any such information to the board or to any director or other officer or employee of the company; and/or

13.3.2	to use or apply any such information in performing his duties as a director of the company.

13.4

Where the existence of a director’s relationship with another person has been authorised pursuant to article 13.1 or by the directors pursuant to article 13.2 and his relationship with that person gives rise to a Conflict, the director shall not be in breach of the general duties he owes to the company by virtue of sections 171 to 177 CA 2006 (inclusive) because he:

13.4.1	absents himself from meetings of the board at which any matter relating to the Conflict will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

13.4.2

makes arrangements not to receive documents and information relating to any matter which gives rise to the Conflict sent or supplied by the company and/or for such documents and information to be received and read by a professional adviser, for so long as he reasonably believes such Conflict subsists.

13.5	The provisions of articles 13.3 and 13.4 are without prejudice to any equitable principle or rule of law which may excuse the director from:

13.5.1	disclosing information, in circumstances where disclosure would otherwise be required under these articles; or

13.5.2

attending meetings or discussions or receiving documents and information as referred to in article 13.4, in circumstances where such attendance or receipt of such documents and information would otherwise be required under these articles.

13.6

A director is not required, by reason of being a director (or because of the fiduciary relationship established by reason of being a director), to account to the company for any remuneration, profit or other benefit which he derives from or in connection with a relationship involving a Conflict which has been authorised in accordance with article 13.1 or by the directors pursuant to article 13.2 or by the company in general meeting (subject in each case to any terms, limits or conditions attaching to that authorisation) and no contract shall be liable to be avoided on such grounds.

14	Records of decisions to be kept

14.1	Where decisions of the directors are taken by electronic means, such decisions shall be recorded by the directors in permanent form, so that they may be read with the naked eye.

15	Number of directors

15.1

Unless otherwise determined by notice given by the Parent Company, the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than one. A sole director shall have all the powers, duties and discretions conferred on or vested in the directors by these articles.

16	Methods of appointing directors

16.1	Any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director:

16.1.1	by notice given by the Parent Company pursuant to article 37; or

16.1.2	by ordinary resolution; or

16.1.3	by a decision of the directors.

17	Termination of director’s appointment

17.1	Article 18 of the Model Articles is amended by:

17.1.1	the insertion of the words “as director” after the words “resigning from office,” in paragraph (f); and

17.1.2

the insertion of the words “a notice in writing is served on the director and the company by the Parent Company pursuant to article 37 removing that person from office as director.” as a new paragraph (g) at the end of that article.

18	Directors’ remuneration

18.1	Directors may undertake any services for the company that the Parent Company decides.

18.2	Directors are entitled to such remuneration as the Parent Company determines:

18.2.1	for their services to the company as directors; and

18.2.2	for any other service which they undertake for the company.

18.3	Subject to the articles, a director’s remuneration may:

18.3.1	take any form; and

18.3.2	include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

18.4	Unless the Parent Company decides otherwise, directors’ remuneration accrues from day to day.

19	Directors’ expenses

19.1	Article 20 of the Model Articles is amended by:

19.1.1	the deletion of the word “may” and insertion of the word “shall” in its place before the words “pay any reasonable expenses”; and

19.1.2	the insertion of the words “[(including alternate directors)] and the company secretary (if any)” before the words “properly incur”.

20	Appointment and removal of alternate directors

20.1	Any director (“appointor”) may appoint as an alternate any other director, or any other person approved by notice in writing by the Parent Company, to:

20.1.1 exercise that director’s powers; and

20.1.2 carry out that director’s responsibilities in relation to the taking of decisions by the directors, in the absence of the alternate’s appointor.

20.2

Any appointment or removal of an alternate must be effected by notice in writing to the company (marked for the attention of the chairman or company secretary (if any)) signed by the appointor, or in any other manner approved by the directors.

20.3	The notice must:

20.3.1	identify the proposed alternate; and

20.3.2	in the case of a notice of appointment, contain a statement signed by the proposed alternate that he is willing to act as the alternate of the director giving the notice.

21	Rights and responsibilities of alternate directors

21.1	An alternate director may act as alternate director to more than one director and has the same rights in relation to any decision of the directors as the alternate’s appointor.

21.2	Except as the articles specify otherwise, alternate directors:

21.2.1	are deemed for all purposes to be directors;

21.2.2	are liable for their own acts and omissions;

21.2.3	are subject to the same restrictions as their appointors; and

21.2.4

are not deemed to be agents of or for their appointors and, in particular (without limitation), each alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member.

21.3	A person who is an alternate director but not, in the absence of such appointment, a director:

21.3.1	may be counted as participating for the purposes of determining whether a quorum is present (but only if that person’s appointor is not participating);

21.3.2	may participate in a unanimous decision of the directors (but only if his appointor is an eligible director in relation to that decision, but does not participate); and

21.3.3	shall not be counted as more than one director for the purposes of articles 21.3.1 and 21.3.2.

21.4

A director who is also an alternate director is entitled, in the absence of his appointor, to a separate vote on behalf of his appointor, in addition to his own vote on any decision of the directors (provided that his appointor is an eligible director in relation to that decision).

21.5

An alternate director may be paid expenses and may be indemnified by the company to the same extent as his appointor but is not entitled to receive any remuneration from the company for serving as an alternate director except such part of the alternate’s appointor’s remuneration as the appointor may direct by notice in writing made to the company.

22	Termination of alternate directorship

22.1	An alternate director’s appointment as an alternate terminates:

22.1.1	when the alternate’s appointor revokes the appointment by notice to the company in writing (marked for the attention of the chairman or company secretary (if any)) specifying when it is to terminate;

22.1.2

on the occurrence, in relation to the alternate, of any event which, if it occurred in relation to the alternate’s appointor, would result in the termination of the appointor’s appointment as a director;

22.1.3	on the death of the alternate’s appointor;

22.1.4	when the alternate’s appointor’s appointment as a director terminates; or

22.1.5	when the Parent Company revokes the appointment by notice to the alternate, the alternate’s appointor and the company in writing.

23	Secretary

23.1

Subject to the prior approval in writing by the Parent Company, the directors may appoint any person who is willing to act as the secretary for such term, at such remuneration and upon such conditions as they may think fit and from time to time remove such person and to appoint a replacement, in each case by a decision of the directors.

SHARES AND DISTRIBUTIONS

24	Directors’ authority to allot shares

24.1

Save to the extent authorised by these articles, or authorised from time to time by the Parent Company, the directors shall not exercise any power to allot shares or to grant rights to subscribe for, or to convert any security into, any shares in the company.

25	Exclusion of statutory pre-emption rights

25.1

Pursuant to section 567 CA 2006, the provisions of section 561 CA 2006 (existing shareholders’ right of pre-emption) and section 562 CA 2006 (communication of pre-emption offers to shareholders) shall not apply to an allotment of equity securities (as defined in section 560 CA 2006) made by the company.

26	Replacement share certificates

26.1	In article 25(2)(c) of the Model Articles, the words “evidence, indemnity and the payment of a reasonable fee” are deleted and replaced with the words “evidence and indemnity”.

27	Share transfers

27.1	Article 26 of the Model Articles is amended by the deletion of paragraph (5) of that article and the insertion in its place of the following:

“(5) No shareholder shall transfer any share except with the prior consent in writing of the Parent Company.

(6) The directors shall register any duly stamped transfer made in accordance with this article and shall not have any discretion to register any transfer of shares which has not been made in compliance with this article.”

28	Drag Rights

Share Exchange Agreement

28.1

In this Article 28, references to the “SEA” are to the Share Exchange Agreement proposed to be made between the Company, the Sellers (as defined in the SEA) and a NASDAQ listed entity (“Buyer”) and (save as defined in this Article) terms defined in the SEA shall have the meanings in this Article.[1]

28.2

Notwithstanding any other provisions in these Articles, if the Company issues any shares (other than to Buyer, any subsidiary of Buyer, any parent undertaking of Buyer or any subsidiary of such parent undertaking, or any nominee of Buyer (each a “Buyer Company”)) on or after the date the SEA is executed by the parties thereto and becomes effective (“SEA Record Time”), and prior to Closing, such shares shall be issued subject to the terms of the SEA and the holder or holders of such shares shall be bound by the SEA accordingly as a Seller thereunder.

28.3

Notwithstanding any other provision of these Articles, as set out in Article 28.2 and in accordance with (and subject to) the terms of the SEA, any shares issued by the Company to any person (other than a Buyer

[1]	If the SEA is entered into, a copy of the SEA will be published here: https://www.sec.gov/cgi-bin/browse-edgar?action=getcurrent

Company) after the SEA Record Time (a “New Member”) (each a “Post-SEA Share”) shall be issued on terms that they shall on the Closing Date (as defined in the SEA) or, if later, on issue, be immediately transferred to Buyer (or such other person as it may direct) (the “Purchaser”), who shall be obliged to acquire each Post-SEA Share in consideration for and conditional upon the issue to the New Member of the Acquisition Consideration as if such New Member had been a party to the SEA as a Seller thereunder and as if each Post-SEA Share is or was (as applicable) an F-Star Share at the SEA Record Time.

28.4

To give effect to any transfer of Post-SEA Shares required pursuant to Article 28.3, the Company may appoint any person as attorney and/or agent for the New Member to transfer the Post-SEA Shares to the Purchaser and/or its nominees and do all such other things and execute and deliver all such documents or deeds as may in the opinion of such attorney or agent be necessary or desirable to vest the Post-SEA Shares in the Purchaser and pending such vesting to exercise all such rights attaching to the Post-SEA Shares as the Purchaser may direct. If an attorney or agent is so appointed, the New Member shall not thereafter (except to the extent that the attorney or agent fails to act in accordance with the directions of the Purchaser) be entitled to exercise any rights attaching to the Post-SEA Shares unless so agreed in writing by the Purchaser. The attorney or agent shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder) in favour of the Purchaser and the Company may give a good receipt for the consideration for the Post-SEA Shares and may register the Purchaser as holder thereof and issue to it certificate for the same. The Company shall not be obliged to issue a certificate to the New Member for the Post-SEA Shares. The Purchaser shall issue such number of Company Common Stock as is required to be issued to the New Member in consideration for such transfer as soon as practicable and in any event no later than 14 days after the date on which the Post-SEA Shares are issued to the New Member. This Article shall not apply to the Investors.

28.5	If the SEA shall not have become effective by the applicable date referred to in (or otherwise set in accordance with) section 1.2 of the SEA, this Article 28 shall cease to be of any effect.

28.6

Subject to Article 28.5 but notwithstanding any other provision of these Articles, following the SEA Record Time, no Shares shall be transferred by any Shareholder without the consent of the Buyer (acting reasonably) other than to the Purchaser and/or its nominees pursuant to the SEA, and both the Company and the board shall refuse to register the transfer of any Shares effected without such consent.

29	Payment of dividends and other distributions

29.1	Where a dividend or other sum which is a distribution is payable in respect of a share, it shall be paid by:

29.1.1	such method of payment as the Parent Company shall by notice to the directors direct in accordance with article 37; or

29.1.2	any other means of payment as the directors may agree with the distribution recipient in writing.

29.2	In the articles, “distribution recipient” means, in respect of a share in respect of which a dividend or other sum is payable:

29.2.1	the holder of the share; or

29.2.2	if the share has two or more joint holders, whichever of them is named first in the register of members.

30	Authority to capitalise and appropriation of capitalised sums

30.1

Article 36(1) of the Model Articles is amended by the deletion of the words “an ordinary resolution” and the insertion in their place of the words “the Parent Company by notice in writing in accordance with article 37“.

DECISION MAKING BY SHAREHOLDERS

31	Quorum for general meetings

31.1	If the company has only one shareholder, one qualifying person present at a meeting is a quorum.

31.2

If the company has more than one shareholder, two qualifying persons present at a meeting are a quorum, unless each is a representative of a corporation or each is appointed as proxy of a shareholder and they are representatives of the same corporation or are proxies of the same shareholder.

31.3	For the purposes of these articles, a “qualifying person” is:

31.3.1	an individual who is a shareholder of the company;

31.3.2	a person authorised to act as the representative of a corporation in relation to the meeting; or

31.3.3	a person appointed as proxy of a shareholder in relation to the meeting.

32	Poll votes

32.1	A poll may be demanded at any general meeting by any qualifying person present and entitled to vote at the meeting.

32.2

Article 44(3) of the Model Articles is amended by the insertion of the words “A demand so withdrawn shall not invalidate the result of a show of hands declared before the demand was made.” as a new paragraph at the end of that article.

33	Proxies

33.1

Article 45(1)(d) of the Model Articles is deleted and replaced with the words “is delivered to the company in accordance with the articles not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in accordance with any instructions contained in the notice of the general meeting (or adjourned meeting) to which they relate”.

33.2

Article 45(1) of the Model Articles is amended by the insertion of the words “and a proxy notice which is not delivered in such manner shall be invalid, unless the directors, in their discretion, accept the notice at any time before the meeting.” as a new paragraph at the end of that article.

ADMINISTRATIVE ARRANGEMENTS

34	Service of notices and other documents

34.1	Subject to articles 34.2 and 34.3, any notice, document or other information shall be deemed served on, or delivered to, the intended recipient:

34.1.1	if delivered by hand, on signature of a delivery receipt or at the time the notice, document or other information is left at the address; or

34.1.2	if sent by fax, at the time of transmission; or

34.1.3

if sent by pre-paid United Kingdom first class post, Signed For recorded delivery or Special Delivery Guaranteed to an address in the United Kingdom, at 9.00 am on the second business day after posting; or

34.1.4	if sent by pre-paid international airmail to an address outside the country from which it is sent, at 9.00 am on the fifth business day after posting; or

34.1.5

if sent by reputable international overnight courier to an address outside the country from which it is sent, on signature of a delivery receipt or at the time the notice, document or other information is left at the address; or

34.1.6	if sent or supplied by e-mail, one hour after the notice, document or information was sent or supplied; or

34.1.7

if sent or supplied by means of a website, when the material is first made available on the website or (if later) when the recipient receives (or is deemed to have received) notice of the fact that the material is available on the website; and

34.1.8

if deemed receipt under the previous paragraphs of this article 34.1 would occur outside business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of deemed receipt), at 9.00 am on the day when business next starts in the place of deemed receipt. For the purposes of this article, all references to time are to local time in the place of deemed receipt.

34.2	To prove service, it is sufficient to prove that:

34.2.1	if delivered by hand or by reputable international overnight courier, the notice was delivered to the correct address; or

34.2.2	if sent by fax, a transmission report was received confirming that the notice was successfully transmitted to the correct fax number; or

34.2.3	if sent by post or by international airmail, the envelope containing the notice was properly addressed, paid for and posted; or

34.2.4	if sent by e-mail, the notice was properly addressed and sent to the e-mail address of the recipient.

34.3

In proving that any notice, document or other information was properly addressed, it shall be sufficient to show that the notice, document or other information was addressed to an address permitted for the purpose by CA 2006.

35	Indemnity

35.1

Subject to the provisions of, and so far as may be consistent with, the Companies Acts and any other provision of law, but without prejudice to any indemnity to which a relevant officer may otherwise be entitled, the company shall indemnify every relevant officer out of the company’s assets against all costs, charges, losses, expenses and liabilities incurred by him as a relevant officer in the actual or purported execution and/or discharge of his duties and/or the actual or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office, including (without prejudice to the generality of the foregoing) any liability incurred by him in relation to any proceedings (whether civil or criminal) or any regulatory investigation or action which relate to anything done or omitted or alleged to have been done or omitted by him as a relevant officer provided that, in the case of any director, any such indemnity shall not apply to any liability of that director:

35.1.1	to the company or to any of its associated companies;

35.1.2

to pay any fine imposed in criminal proceedings or any sum payable to a regulatory authority by way of penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or

35.1.3	incurred:

(i) in defending any criminal proceedings in which he is convicted or any civil proceedings brought by the company, or any of its associated companies, in which judgment is given against him; or

(ii) in connection with any application under any statute for relief from liability in respect of any such act or omission in which the court refuses to grant him relief, in each case where the conviction, judgment or refusal of relief by the court is final within the meaning stated in section 234(5) CA 2006.

35.2

Subject to the provisions of, and so far as may be consistent with, the Companies Acts and any other provision of law, every director shall be entitled to have funds provided to him by the company to meet expenditure incurred or to be incurred in connection with any proceedings (whether civil or criminal)[, investigation or action] brought by any party which relate to anything done or omitted or alleged to have been done or omitted by him as a director, provided that he will be obliged to repay such amounts no later than:

35.2.1	in the event he is convicted in proceedings, the date when the conviction becomes final;

35.2.2	in the event of judgment being given against him in proceedings, the date when the judgment becomes final; or

35.2.3

in the event of the court refusing to grant him relief on any application under any statute for relief from liability, the date when refusal becomes final in each case where the conviction, judgment or refusal of relief by the court is final within the meaning stated in section 234(5) CA 2006.

36	Insurance

36.1	The directors shall purchase and maintain insurance, at the expense of the company, for the benefit of any relevant officer in respect of any relevant loss.

36.2

In this article a “relevant loss” means any loss or liability which has been or may be incurred by a relevant officer in connection with that relevant officer’s duties or powers in relation to the company, any associated company or any pension fund or employees’ share scheme of the company or associated company.

OVERRIDING PROVISIONS

37	Matters requiring Parent Company consent

37.1

Whenever the Parent Company, or any subsidiary of the Parent Company, shall be the holder of not less than 90% of the issued ordinary shares of the company, the following provisions shall apply and to the extent of any inconsistency shall have overriding effect as against all other provisions of these articles.

37.2	The Parent Company may at any time and from time to time:

37.2.1

appoint any person to be a director of the company or remove from office any director howsoever appointed but so that in the case of a managing director or a director appointed to any other executive office his removal from office shall be deemed an act of the company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the company;

37.2.2	impose restrictions on all or any of the powers of the directors to such extent as the Parent Company may by notice to the company prescribe.

37.3

Any appointment, removal or notice of the Parent Company made or given under this article 37 shall be in writing served on the company and signed on behalf of the Parent Company by any one of its directors or by its company secretary (if any) or by some other person duly authorised for the purpose.

No person dealing with the company shall be concerned to see or enquire whether the powers of the directors have been in any way restricted pursuant to these articles or whether any requisite consent of the Parent Company has been obtained and no obligation incurred or security given or transaction effected by the company to or with any third party shall be invalid or ineffectual unless the third party has at the time express notice that the incurring of such obligation or the giving of such security or the effecting of such transaction was in excess of the powers of the directors.

EXHIBIT J

SAMPLE EXCHANGE RATIO CALCULATION

ANNEX B — OPINION OF LADENBURG THALMANN & CO., INC.

Strictly Confidential

July 27, 2020

Spring Bank Pharmaceuticals, Inc.

Attention: Board of Directors

35 Parkwood Drive, Suite 210

Hopkinton, MA 01748

Members of the Board of Directors:

We have been advised that Spring Bank Pharmaceuticals, Inc. (“Spring Bank” or the “Company”), proposes to enter into a Share Exchange Agreement (the “Exchange Agreement”), by and among Spring Bank, a Delaware corporation, F-star Therapeutics Ltd., a company registered in England and Wales with company number 11532458 (“F-star”), and the Sellers named therein or who become Sellers after the date of the Exchange Agreement (the “Sellers”). Pursuant to the Exchange Agreement, the Sellers will receive for each F-star Share issued and outstanding immediately prior to the Closing (including F-star Ordinary Shares issued pursuant to the F-star Pre-Closing Financing) a number of duly authorized, validly issued, fully paid and non-assessable shares of Company Common Stock as is equal to the Exchange Ratio (determined as provided in the Exchange Agreement and subject to adjustment as provided therein). Assuming that F-star receives gross proceeds of $25.0 million in the F-star Pre-Closing Financing and the Company’s Net Cash equals $16.0 million, the Exchange Ratio would be 0.5269, such that, following the consummation of the Acquisition, the holders of F-star Shares immediately prior to the Acquisition will hold approximately 61.2% of Company Common Stock outstanding immediately following the Acquisition and the holders of Spring Bank Common Stock immediately prior to the Acquisition are expected to hold approximately 38.8% of Company Common Stock outstanding immediately following the Acquisition. We further understand that the Company Stockholders as of immediately prior to the Closing will receive two contingent value rights related to the STING antagonist and STING agonist (the “CVRs”) pursuant to the Contingent Value Right Agreements, which would be executed in connection with the consummation of the Acquisition (the “CVR Agreements”). The Acquisition Consideration (the “Acquisition Consideration”) referred to herein consists only of the Exchange Ratio and does not include the CVRs. The terms and conditions of the Acquisition are more fully set forth in the Exchange Agreement and the CVR Agreements. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Exchange Agreement or the CVR Agreements, as the case may be.

In your capacity as members of the Board of Directors (the “Board of Directors”) of Spring Bank, you have requested our opinion (our “Opinion”), as to the fairness, from a financial point of view and as of the date hereof, of the Acquisition Consideration to the Company Stockholders.

Spring Bank Pharmaceuticals, Inc.
July 27, 2020

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•

Reviewed a draft of the Exchange Agreement dated July 26, 2020, and a draft of the CVR Agreements. Both the Exchange Agreement and the CVR Agreements were the most recent drafts made available to us prior to delivery of our Opinion;

•

Reviewed and analyzed certain publicly available financial and other information for each of Spring Bank and F-star, respectively, including equity research on comparable companies and on Spring Bank, and certain other relevant financial and operating data furnished to us by the management of each of Spring Bank and F-star, respectively;

•	Reviewed and analyzed certain relevant historical financial and operating data concerning F-star furnished to us by the management of F-star;

•	Discussed with certain members of the management of Spring Bank the historical and current business operations, financial condition and prospects of Spring Bank;

•	Reviewed and analyzed certain operating results of F-star as compared to operating results and the reported price and trading histories of certain publicly traded companies that we deemed relevant;

•

Reviewed and analyzed certain financial terms of the Exchange Agreement and the CVR Agreements as compared to the publicly available financial terms of certain selected business combinations that we deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that we deemed relevant;

•	Reviewed certain pro forma financial effects of the Acquisition; and

•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as we deemed relevant for the purposes of our Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent verification or investigation, upon the accuracy and completeness of all financial and other information provided to or discussed with us by Spring Bank and F-star, respectively (or their respective employees, representatives or affiliates), or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verification, the assessment of Spring Bank management and F-star management as to the viability of, and risks associated with, the current and future products and services of F-star (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of Spring Bank or F-star. Furthermore, we have assumed, with your consent, that there will be no adjustment to the Acquisition Consideration between the date hereof and the date the final Acquisition Consideration is determined. We have, with your consent, relied upon the assumption that all information provided to us by Spring Bank and F-star is accurate and complete in all material respects. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become

Spring Bank Pharmaceuticals, Inc.
July 27, 2020

aware after the date hereof. We assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Spring Bank or F-star since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Spring Bank or F-star, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of Spring Bank or F-star under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Acquisition, as to which we have assumed that Spring Bank and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Acquisition Consideration, from a financial point of view, to the Company Stockholders. We express no view as to any other aspect or implication of the Acquisition or any other agreement or arrangement entered into in connection with the Acquisition. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

Ladenburg Thalmann & Co. Inc. (“Ladenburg”) did not assign any value to the right of the Company Stockholders to receive contingent cash payments per the CVR Agreements, given our determination that any assumptions as to the probability of payment of the CVRs would be too speculative to use in our analysis of the value of such rights.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Exchange Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Exchange Agreement and CVR Agreements and that all conditions to the consummation of the Acquisition will be satisfied without waiver thereof. We have assumed that the final form of the Exchange Agreement and the CVR Agreements will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Exchange Agreement and the CVR Agreements will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Acquisition. We have assumed that the Acquisition will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. You have informed us, and we have assumed, that the Acquisition is intended to constitute a reorganization within the meaning of Section 360(a) of the Code and the Treasury Regulations promulgated thereunder.

It is understood that this letter is intended for the benefit and use of the Board of Directors and the Board of Directors in its consideration of the financial terms of the Acquisition and, except as set forth in the engagement letter with Spring Bank, dated as of March 20, 2020 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, unless pursuant to applicable law or regulations or required by other regulatory

Spring Bank Pharmaceuticals, Inc.
July 27, 2020

authority by the order or ruling of a court or administrative body, except that this opinion may be included in its entirety in any filing related to the Acquisition to be filed with the Securities and Exchange Commission and the proxy statement to be mailed to the Company Stockholders. This letter does not constitute a recommendation to the Board of Directors of whether or not to approve the Acquisition or to any Company Stockholders or any other person as to how to vote with respect to the Acquisition or to take any other action in connection with the Acquisition or otherwise. Our Opinion does not address Spring Bank’s underlying business decision to proceed with the Acquisition or the relative merits of the Acquisition compared to other alternatives available to Spring Bank. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Spring Bank, will trade at any time, including following the announcement or consummation of the Acquisition. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Acquisition, or any class of such persons, relative to the compensation to be paid to the Company Stockholders in connection with the Acquisition or with respect to the fairness of any such compensation.

Ladenburg is a full service investment bank providing investment banking, brokerage, equity research, institutional sales and trading, and asset management services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as Spring Bank’s financial advisor in connection with the Acquisition and will receive a fee for our services pursuant to the terms of our Engagement Letter, a significant portion of which is contingent upon consummation of the Acquisition. In addition, Spring Bank has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering our Opinion set forth below pursuant to the Engagement Letter. In the two years preceding the date hereof, Ladenburg has not had a relationship with Spring Bank and has not received any fees from Spring Bank, aside from the $150,000 up-front retainer which was paid to Ladenburg in connection with its engagement. In the two years preceding the date hereof, Ladenburg has not had a relationship with F-star and has not received any fees from F-star. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to Spring Bank and F-star and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

In the ordinary course of business, Ladenburg or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Spring Bank, F-star or any other party that may be involved in the Acquisition and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Ladenburg has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Spring Bank and the proposed Acquisition that may differ from the views of Ladenburg’s investment banking personnel.

The Opinion set forth below was reviewed and approved by a fairness opinion committee of Ladenburg.

Spring Bank Pharmaceuticals, Inc.
July 27, 2020

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Acquisition Consideration is fair, from a financial point of view, to the Company Stockholders.

Very truly yours,

/s/ Ladenburg Thalmann & Co. Inc.
Ladenburg Thalmann & Co. Inc.

ANNEX C – CERTIFICATE OF AMENDMENT FOR THE REVERSE STOCK SPLIT

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SPRING BANK PHARMACEUTICALS, INC.

SPRING BANK PHARMACEUTICALS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the corporation is Spring Bank Pharmaceuticals, Inc. (the “Corporation”).

SECOND: The Corporation was incorporated under the name Spring Bank Pharmaceuticals, Inc. pursuant to an original Certificate of Incorporation filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) on May 12, 2008. An Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the DGCL on May 11, 2016.

THIRD: The Board of Directors (the “Board”) of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Certificate of Incorporation as follows:

RESOLVED, that Article FOURTH of the Amended and Restated Certificate of Incorporation, as presently in effect, of the Corporation is amended to add the following to the end of Section (a):

“Immediately upon filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), the shares of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall be combined into a smaller number of shares such that each                 , as determined by the Board, shares of issued and outstanding Common Stock immediately prior to the Effective Time are combined into one validly issued, fully paid and nonassessable share of Common Stock, par value $0.0001 per share (the “Reverse Split”). Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the combination, following the Effective Time (after aggregating all fractional shares of Common Stock otherwise issuable to such holder), shall be entitled to receive a cash payment equal to the fraction to which such holder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on the Nasdaq Capital Market on the date of the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (as adjusted to give effect to the Reverse Split, rounded up to the nearest whole cent).

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time), provided however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined.”

FOURTH: Thereafter, pursuant to a resolution by the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 211 and 242 of

C-1

the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

FIFTH: This Certificate of Amendment will be effective at immediately upon filing.

IN WITNESS WHEREOF, SPRING BANK PHARMACEUTICALS, INC. has caused this Certificate of Amendment to be signed by                     , its duly authorized officer on                 , 2020.

SPRING BANK PHARMACEUTICALS, INC.

By:
Name:
Title:

C-2

ANNEX D – CERTIFICATE OF AMENDMENT FOR SPRING BANK NAME CHANGE

CERTIFICATE OF AMENDMENT

TO THE

RESTATED

CERTIFICATE OF INCORPORATION

OF

SPRING BANK PHARMACEUTICALS, INC.

Spring Bank Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:

A. The name of the Corporation is Spring Bank Pharmaceuticals, Inc., and the original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 12, 2008. A Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 11, 2016 (the “Prior Certificate”). A certificate of Amendment to the Prior Certificate was filed with the Secretary of State of the State of Delaware on                 , 2020.

B. This Certificate of Amendment to the Restated Certificate of Incorporation (the “Certificate of Amendment”) amends the Prior Certificate, as amended, and has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Sections 141, 211 and 242 of the DGCL.

C. Article FIRST of the Prior Certificate, as amended, is hereby amended and restated to read as follows:

“FIRST: The name of the Corporation is F-star Therapeutics, Inc.”

D. The Certificate of Amendment so adopted reads in full as set forth above and is hereby incorporated by reference. All other provisions of the Prior Certificate, as amended, remain in full force and effect.

IN WITNESS WHEREOF, Spring Bank Pharmaceuticals, Inc. has caused this Certificate of Amendment to be signed by                , a duly authorized officer of the Corporation, on                 , 2020.

SPRING BANK PHARMACEUTICALS, INC.

By:
Name:
Title:

D-1